Form 20-F
period 2000-12-31
CAMTEK LTD
filed 2001-07-02
CIK 1109138

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                            ------------------------

                                   FORM 20-F

(MARK ONE)

   / /     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
           THE
           SECURITIES EXCHANGE ACT OF 1934

                                       OR

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER ______
                            ------------------------

                                  CAMTEK LTD.

             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                (Jurisdiction of incorporation or organization)

              INDUSTRIAL ZONE, P.O. BOX 631, MIGDAL HAEMEK, ISRAEL
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                      ORDINARY SHARES, PAR VALUE NIS 0.01

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                      ORDINARY SHARES, PAR VALUE NIS 0.01

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                 22,096,002 ORDINARY SHARES, PAR VALUE NIS 0.01

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17 / /  Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                          --------
PART I..................................................................         1

  Item 1.   Identity of Directors, Senior Management and Advisers.......         1

  Item 2.   Offer Statistics and Expected Timetable.....................         1

  Item 3.   Key Information.............................................         1

  Item 4.   Information on the Company..................................         9

  Item 5.   Operating and Financial Review and Prospects................        16

  Item 6.   Directors, Senior Management and Employees..................        24

  Item 7.   Major Shareholders and Related Party Transactions...........        32

  Item 8.   Financial Information.......................................        34

  Item 9.   The Offer and Listing.......................................        34

 Item 10.   Additional Information......................................        35

            Quantitative and Qualitative Disclosures About Market
  Item 11.    Risk......................................................        45

  Item 12.  Description of Securities Other than Equity Securities......        45

PART II.................................................................        46

  Item 13.  Defaults, Dividend Arrearages and Delinquencies.............        46

            Material Modifications to the Rights of Security Holders and
  Item 14.    Use of Proceeds...........................................        46

  Item 15.  [Reserved]..................................................        47

  Item 16.  [Reserved]..................................................        47

PART IV.................................................................        48

  Item 17.  Financial Statements........................................        48

  Item 18.  Financial Statements........................................        48

  Item 19.  Exhibits....................................................        48

                                      (i)

                           FORWARD-LOOKING STATEMENTS

    Statements in this annual report about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this annual report.

    In some cases, one can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "seeks," "strategy," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

    Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this annual report, other than as required by law. One should not place undue reliance on forward-looking statements.

                                      (ii)

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not Applicable.

ITEM 3.  KEY INFORMATION.

    A.  SELECTED CONSOLIDATED FINANCIAL DATA.

    Camtek derived the statement of operations data for the years ended
December 31, 1998, 1999 and 2000, and balance sheet data as of December 31, 1999 and 2000 from the audited consolidated financial statements in this annual report. These statements were jointly audited by Goldstein Sabo Tevet and Richard A. Eisner & Company, LLP, independent auditors. Camtek derived the statement of operations data for the year ended December 31, 1996 and 1997, and the balance sheet data as of December 31, 1996, 1997 and 1998 from audited financial statements that are not included in the annual report. Historical results are not necessarily indicative of results to be expected in the future or for the full year.

    For all fiscal periods for which consolidated financial data are set forth below, as applied to our audited consolidated financial statements, Israeli GAAP and United States GAAP do not differ in any material respect.

                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1996       1997       1998       1999       2000
                                                 --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $ 7,692    $15,733    $20,343    $23,892    $53,125
Cost of revenues...............................    3,990      6,602     10,095     12,159     24,156
                                                 -------    -------    -------    -------    -------
Gross profit...................................    3,702      9,131     10,248     11,733     28,969
Research and development cost:
  Expenses.....................................    1,400      2,138      3,503      4,307      7,037
  Less royalty-bearing participations from the
    Government of Israel.......................      477        565      1,177      1,888      2,086
                                                 -------    -------    -------    -------    -------
  Research and development costs, net..........      923      1,573      2,326      2,419      4,951
Selling, general and administrative expenses...    2,781      5,429      6,848      7,827     12,310
                                                 -------    -------    -------    -------    -------
Operating income (loss)........................       (2)     2,129      1,074      1,487     11,708
Financial and other (expenses) income, net.....     (333)      (137)       241       (862)        31
                                                 -------    -------    -------    -------    -------
Income (loss) before income taxes..............     (335)     1,992      1,315        625     11,739
Provision for income taxes.....................       --         --         --         --       (848)
                                                 -------    -------    -------    -------    -------
Net income (loss)..............................  $  (335)   $ 1,992    $ 1,315    $   625     10,891
                                                 =======    =======    =======    =======    =======
Earnings (loss) per ordinary shares outstanding
  Basic........................................  $ (0.02)   $  0.13    $  0.09    $  0.04    $  0.58
                                                 =======    =======    =======    =======    =======
  Diluted......................................  $ (0.02)   $  0.12    $  0.08    $  0.04    $  0.57
                                                 =======    =======    =======    =======    =======
Weighted average number of shares outstanding:
  Basic........................................   15,020     15,020     15,020     15,226     18,692
  Diluted......................................   15,890     16,130     16,494     16,422     19,202

                                                                     DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1996       1997       1998       1999       2000
                                                 --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................  $   276    $   566    $   328    $   538    $ 9,793
Working capital (deficiency)...................   (2,527)      (588)        12       (304)    45,492
Total assets...................................    6,892     10,283     12,915     18,613     65,727
Total debt.....................................    5,361      5,474      6,854      8,479        931
Shareholders' equity (deficit).................   (1,046)     1,034      2,420      3,389     49,770

    B.  CAPITALIZATION AND INDEBTEDNESS.

    Not applicable.

    C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

    Not applicable.

    D.  RISK FACTORS.

    There is a high degree of risk associated with our company and business. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline.

                      RISK FACTORS RELATED TO OUR BUSINESS

AOI SYSTEM TECHNOLOGY IS RAPIDLY EVOLVING, AND WE MAY NOT BE ABLE TO KEEP PACE WITH THESE CHANGES OR WITH EMERGING INDUSTRY STANDARDS. THIS COULD RESULT IN A LOSS OF REVENUES.

    The markets for AOI systems are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Potential new technologies and improvements to existing production equipment for printed circuit boards could significantly improve production yields, thereby lowering the cost-benefit equation currently justifying the use of our AOI systems. In addition, new ways of inspecting printed circuit boards could emerge as an alternative to using AOI systems.

    Our future success will depend on our ability to enhance our existing AOI systems and to develop and introduce new technologies for automated optical inspection of printed circuit boards. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers. Our failure to keep pace with technological changes and emerging industry standards could damage our reputation and adversely affect our ability to attract new business and generate revenues.

SINCE SALES OF AOI SYSTEMS ARE DEPENDENT ON THE GROWTH OF THE PRINTED CIRCUIT BOARD INDUSTRY, AS MARKET DEMAND FOR PRINTED CIRCUIT BOARDS DECLINES, OUR REVENUES AND PROFITABILITY ARE LIKELY TO DECLINE.

    We derive, and expect to continue to derive, our revenues entirely from sales of our AOI systems and related services. Our business depends in large part upon capital expenditures by printed circuit board manufacturers, which in turn depend upon the current and anticipated demand for products using printed circuit boards. If the long-term growth in demand for and in the complexity of printed circuit boards does not occur, the demand for our AOI Systems may decline or grow more slowly. The demand for printed circuit boards and the products used in printed circuit boards is affected by various factors, many of which are beyond our control. In recent months, general economic conditions have declined and affected the overall rate of capital spending by printed circuit board manufacturers, and sales of our products have declined, particularly sales of our high-end products. We believe that the decline in sales of our high-end products is a result of the current economic slowdown. We cannot predict the extent to which this trend will continue. If this trend continues, our sales and profitability will decrease. In addition, we have only a limited ability to reduce expenses during any period of a downturn in demand because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations.

THE MARKETS WE SERVE ARE HIGHLY COMPETITIVE, THERE IS A DOMINANT MARKET PARTICIPANT AND SOME OF OUR COMPETITORS HAVE GREATER RESOURCES, WHICH MAY MAKE IT DIFFICULT FOR US TO MAINTAIN PROFITABILITY.

    Competition in our industry is intense, and it may increase further in case of a decline of demand for AOI systems resulting from the general economic downturn. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. If we have to lower prices to remain competitive, this could impact our profit levels. If we are unable to compete effectively, our sales will suffer.

    Competitors currently sell products that provide similar benefits to those that we sell. Our principal direct competitor in the sale of AOI systems is Orbotech Ltd., an Israeli company, which currently commands a substantial majority of the market for AOI systems and services for printed circuit board manufacturers. Some of our competitors, most notably Orbotech, have greater financial, personnel and other resources, offer a broader range of products and services than we do and may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products.

    To date, Orbotech has dominated the high-volume printed circuit board manufacturing sector which has resulted, in some instances, in the unwillingness of high-volume printed circuit board manufacturers to purchase our products. Our inability to further penetrate the high-volume printed circuit board manufacturing sector or the development of superior products by one or more competitors may make it difficult for us to maintain profitability.

IF WIDESPREAD ACCEPTANCE OF AOI TECHNOLOGY DOES NOT CONTINUE TO DEVELOP, OUR BUSINESS WILL NOT GROW.

    Our future growth depends substantially on the widespread acceptance of AOI systems. While AOI systems are currently the prevalent standard for monitoring, controlling and ensuring printed circuit board manufacturing quality, we cannot be certain that they will remain the prevalent standard. The markets for AOI systems are currently emerging and may not fully develop, whether as a result of competition, alternative technologies, changes in technology, changes in product standards or otherwise.

IF WE ARE NOT ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    We differentiate our AOI systems through the use of our proprietary software, our image processing algorithms and the integration of our advanced hardware components. We rely on a combination of copyrights, trade secrets, patents, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property, including both hardware and software components of our AOI systems. These measures may not be adequate to protect our proprietary technology, and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD RESULT IN CLAIMS AGAINST US.

    Third parties may assert claims that we have violated patents or that we have infringed upon their intellectual property rights. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management's attention away from our business.

    In July 1998, we received a letter from Orbotech alleging, among other things, infringement of an Israeli patent and unjust enrichment due to misappropriation of confidential information with respect to the technologies used in the manufacture and design of our products. We believe that we would have sound defenses to these allegations, if formally made. Since 1998, Orbotech has not taken any further action with respect to this matter. If Orbotech were successful in an action against us, we might be compelled to modify all of our AOI systems products and/or we might be subject to substantial damages.

IF ONE OR MORE OF OUR THIRD-PARTY SUPPLIERS DO NOT PROVIDE US WITH KEY COMPONENTS, THEN WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS IN A TIMELY MANNER AND WE MAY INCUR SUBSTANTIAL COSTS TO OBTAIN THESE COMPONENTS FROM ALTERNATE SOURCES.

    Currently, we rely on single source suppliers for a number of essential components of our AOI systems. We have not signed agreements with these suppliers for the continued supply of the components they provide. An interruption in supply from these sources or an unexpected termination of the manufacture of key electronic components would, therefore, disrupt production and adversely affect our ability to deliver products to our customers. An unexpected termination of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products since we do not develop and supply these components in-house.

WE DEPEND ON A FEW LARGE ORDERS, AND THE INABILITY TO GENERATE THOSE ORDERS IN ANY GIVEN PERIOD COULD HAVE A DISPROPORTIONATE IMPACT ON OUR REVENUE.

    Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. For example, in 1999, two customers accounted for about 14.5% of our total revenue. In 2000, three customers accounted for about 12.4% of our total revenue. Based on our experience, we expect that the identity of our customers may change from period to period. We have not entered into long-term agreements with any of our large customers nor have we secured commitments to purchase any specific quantities of our products from any of our customers. In any given period, if we do not have at least one customer that makes large purchases, we may not be able to meet our sales expectations.

DUE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES, THE PRICES OF OUR PRODUCTS MAY BECOME LESS COMPETITIVE OR WE MAY INCUR ADDITIONAL EXPENSES.

    Foreign currency fluctuations may affect the prices of our products. Our prices in most countries outside of Europe are denominated in dollars. In those countries, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In 2000, we derived approximately 16.5% of our revenues from customers in Europe where our prices are denominated in European currencies. A devaluation of those currencies as compared to the dollar can cause our revenues to decrease in dollar terms. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations.

WE MAY EXPERIENCE FLUCTUATIONS IN OUR FUTURE OPERATING RESULTS WHICH MAKE IT DIFFICULT TO PREDICT FUTURE RESULTS.

    Our revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. This complicates our planning processes and reduces the predictability of our earnings. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indications of our future performance.

    Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

    - the size, timing and shipment of orders;

    - customer budget cycles and installation schedules;

    - product introductions;

    - the timing of new product upgrade or enhancement announcements;

    - interest and exchange rates; and

    - the cyclical nature of the electronics industry.

    For example, the introduction of our new Orion product in the first half of 1999 resulted in a decline in the sales of our older products.

WE DEPEND ON A LIMITED NUMBER OF KEY PERSONNEL WITH PARTICULAR KNOWLEDGE OF THE AOI SYSTEMS INDUSTRY AND TECHNOLOGY WHO WOULD BE DIFFICULT TO REPLACE.

    Our continued growth and success largely depends on the managerial and technical skills of the members of our senior management. In particular, we may find it difficult to hire key personnel with the requisite knowledge of AOI systems business and technology. If Mr. Rafi Amit or other members of our senior management team are unable or unwilling to continue in our employ, our business could suffer. We do not have a key man life insurance policy on Mr. Amit.

WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR EXPANDING OPERATIONS.

    Our growth has placed, and may continue to place, a significant strain on our engineering, technical, administrative, operational, financial and marketing resources, as well as increased demands on our systems and controls. We also believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. Competition for qualified engineering and technical personnel is intense in Israel. There are a limited number of persons with the requisite knowledge and experience in AOI systems and other necessary technology areas. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be successful in attracting, integrating and retaining those new employees. We also intend to expand our marketing and sales activities in North America, Europe and Asia. We may not be able to manage successfully our efforts to increase our international presence.

    Our inability to satisfy increased customer orders could result in the loss of customers or could cause customers to seek alternative sources for products. Our inability to manage our operating and financial control systems, recruit and hire necessary personnel or successfully integrate new personnel into our operations could adversely affect our ability to grow.

PRIORTECH LTD. HAS SUBSTANTIAL CONTROL OVER MOST MATTERS SUBMITTED TO A VOTE OF OUR SHAREHOLDERS, THEREBY LIMITING YOUR POWER TO INFLUENCE CORPORATE ACTION.

    Priortech Ltd., formerly PCB Ltd., beneficially owns 68.0% of our ordinary shares. As a result, Priortech has the power to control the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. The equity interest of Priortech will make it impossible to obtain shareholder approval without Priortech's consent on matters requiring shareholder approval. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

OUR RELATIONSHIP WITH PRIORTECH LTD. MAY GIVE RISE TO CONFLICTS OF INTEREST.

    From time to time, we use services and products of other companies owned or controlled by Priortech, which may create a conflict of interest. Although Israeli law imposes procedural requirements, like obtaining special approvals, in order to approve extraordinary interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these potential conflicts of interest. In addition, pursuant to their employment agreements with us, Mr. Rafi Amit, our general manager, and Mr. Yotam Stern, our Executive Vice President, Business and Strategy, may each spend up to 20% and 25% of their time, respectively, working for Priortech and other entities in the Priortech group.

                   RISKS RELATING TO OUR OPERATIONS IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

    We are incorporated under the laws of, and our principal offices are located in, the State of Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Our product development depends on components imported from outside of Israel. A majority of our sales occur outside of Israel. We could be adversely affected by:

    - any major hostilities involving Israel;

    - the interruption or curtailment of trade between Israel and its present trading partners;

    - a significant increase in inflation; and

    - a significant downturn in the economic or financial condition of Israel.

    In recent months, there has been a marked increase in civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel. There are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses and civil unrest and uncertainty may have an adverse impact on our operating results, financial condition or the expansion of our business

THE ISRAELI RATE OF INFLATION MAY NEGATIVELY IMPACT OUR COSTS IF IT EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

    We generate most of our revenues in dollars but we incur the majority of our salary and operating expenses in new Israeli shekels, or NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars.

THE GOVERNMENT PROGRAMS AND TAX BENEFITS IN WHICH WE PARTICIPATED IN THE PAST AND IN WHICH WE CURRENTLY PARTICIPATE OR FROM WHICH WE RECEIVE BENEFITS, REQUIRE US TO MEET SEVERAL CONDITIONS. THESE PROGRAMS OR BENEFITS MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH COULD INCREASE OUR COSTS.

    Since our inception, we had relied on government grants for the financing of a significant portion of our product development expenditures. Until
March 2001, we received grants and we participated in programs sponsored by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist. At the beginning of 2001, we determined not to apply for additional grants from the Chief Scientist Office Research and Development grant program. As of December 31, 2000, the outstanding balance of the grants was approximately $2.2 million, In March 2001, we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a the maximum amount of $250,000 per quarter. We continue to benefit from government programs and tax benefits, particularly as a result of the Approved Enterprise status of our existing facilities. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including:

    - making investments in fixed assets, the amount of which varies depending on the program approved by the Government of Israel;

    - financing at least 30% of the investment for the Approved Enterprise with share capital; and

    - receiving revenues from the Approved Enterprise.

    The tax benefits could be cancelled and we may be required to refund the tax benefits already received if we fail to meet these conditions in the future. These programs and tax benefits may not be continued in the future at their current levels or at any level or our requests for continued participation in these programs may not be approved. In May 2000, the Israeli government approved in principle a tax reform proposal that would reduce or eliminate some of these benefits in the future. Legislation will be required to implement these changes. A proposed bill adopting the tax reform proposal was introduced in July, 2000, however, we are not certain whether this legislation will be enacted. If the tax reform recommendations are enacted, we may be required to pay taxes in the future at the rate of 10% on our profits derived from approved enterprises, which are currently exempt from income tax. The terms of the Israeli government participation in research and development programs also require that the manufacture of products developed with government grants be performed in Israel. However, in the event that any of the manufacturing rights are transferred with the approval of Israel's Office of the Chief Scientist, we would be required to pay royalties at a higher royalty rate and an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel. This could result in our being required to repay up to three times the amount of our original grant. The lack of approval by Israel's Office of the Chief Scientist with respect to the transfer of manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances in the future that provide for the transfer of manufacturing rights.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS OR TO ASSERT U.S. SECURITIES LAW CLAIMS IN ISRAEL.

    We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli accountants and attorneys, are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons. Additionally, it may be difficult for you to enforce civil liabilities under U.S. Federal Securities laws in original actions instituted in Israel.

OUR SHARE PRICE HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE.

    Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

    - quarterly variations in our operating results;

    - operating results that vary from the expectations of securities analysts and investors;

    - changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

    - announcements of technological innovations or new products by us or our competitors;

    - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    - changes in the status of our intellectual property rights;

    - announcements by third parties of significant claims or proceedings against us;

    - additions or departures of key personnel;

    - future sales of our ordinary shares; and

    - stock market price and volume fluctuations.

    Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

    In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources. Anti-takeover provisions could negatively impact our shareholders.

THE EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF US BY OTHERS.

    Some of the provisions of our articles of association and Israeli law could, together or separately

    - discourage potential acquisition proposals;

    - delay or prevent a change in control; and

    - limit the price that investors might be willing to pay in the future for our ordinary shares.

    We are subject to Israeli corporate law. Generally, under Israeli corporate law, a merger (1) if effected within the framework of an "arrangement," is subject to approval by the court and a majority of shareholders present and voting on the proposed merger, holding at least 75% of the shares represented at the shareholders' meeting and a similar majority at the creditors' meeting; or
(2) if effected not within the framework of an "arrangement," must receive the approval of the board of directors and shareholders of both merging companies, and is consummated after 70 days have passed from the date the merger proposal was filed with the Registrar of Companies. Additionally, a tender offer for our shares, or the acquisition of the interests of our minority shareholders, may be subject to the requirements of Israeli corporate law. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

    Israeli tax law treatment for acquisitions, like stock-for-stock exchanges between an Israeli company and a foreign company, may be less favorable than the treatment that may be available under U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his shares in us for shares in a foreign corporation to immediate taxation.

    In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984 may not be transferred to third parties without the prior approval of a governmental committee. This approval is not required for the export of any products resulting from that research and development. Approval for the transfer of technology may be granted only if the recipient abides by all of the provisions of the research law and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that may be increased. These requirements could inhibit the acquisition of us by others. There can be no assurance that this consent, if requested, will be granted.

ITEM 4.  INFORMATION ON THE COMPANY.

    A.  HISTORY AND DEVELOPMENT OF THE COMPANY.

    We were incorporated under the laws of Israel in 1987. During our first years of operation, we were engaged in the development, production and marketing of a manual optical inspection system for the detection of manufacturing defects in printed circuit boards. In 1992, Priortech purchased all of our shares then held by Camtek Corp. N.V., and became the holder of a controlling interest of 66 2/3% in us. In April 1996, Priortech purchased all of the remaining shares of Camtek and Camtek became a wholly-owned subsidiary of Priortech.

    In July 2000, we sold 5,600,000 ordinary shares in an initial public offering in which we received net proceeds of $35.7 million. In August 2000, we sold an additional 235,000 ordinary shares following the exercise of the underwriters' over-allotment option in which we received an additional
$1.5 million in net proceeds.

    Our principal executive offices are located at Industrial Zone, P.O. Box 631, Migdal Haemek 10556, Israel, and our telephone number is 011-972-4-644-0521. Our agent for service of process in the United States is Camtek USA, Inc., located at 2 Meridian Road, Eatontown, New Jersey 07724. Our website is located at www.camtek.co.il. The information on our website is not incorporated by reference into this annual report.

    For discussion of capital expenditures and divestitures, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

    B.  BUSINESS OVERVIEW.

OUR BUSINESS

    We design, develop, manufacture and market technologically advanced and cost-effective automated optical inspection, or AOI, systems and related products used to detect defects in printed circuit boards during the manufacturing process. AOI systems are designed to ensure the quality of printed circuit boards and enhance production yield for printed circuit board manufacturers. Our market focus historically has been on low- and mid-volume manufacturers of high-end printed circuit boards. In 2000, we were able to increase our penetration of the market comprised of high-volume manufacturers of high-end printed circuit boards. We intend to further increase our sales into this market with our newest product lines of AOI systems, the latest version of the Orion and the new Vega.

    The following table shows our revenue classified by geographical segments for each of the last three financial years.

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1998       1999       2000
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
United States....................................  $ 9,210    $ 5,413    $10,940
Europe...........................................    4,385      4,990      8,788
Japan............................................      523      1,322      4,791
Taiwan...........................................    4,182      6,045      6,372
China............................................    1,326      1,306      9,589
Other Asia.......................................      499      3,984      9,303
Rest of the world................................      218        832      3,342
                                                   -------    -------    -------
Total............................................  $20,343    $23,892    $53,125
                                                   =======    =======    =======

    We believe that our AOI systems offer printed circuit board manufacturers a high level of defect detection at a low cost per scan, thereby enhancing the quality and production yield of printed circuit boards. Our AOI systems use proprietary advanced software, as well as advanced electro-optics, precision mechanics and image processing technology. We believe that the modular design of our AOI systems and our attractive price structure enable printed circuit board manufacturers to plan their investments in AOI systems incrementally in accordance with their increasing throughput and growth. In addition, our products are designed for easy operation and maintenance which, we believe, permits less skilled operators to run the AOI systems. Our products provide customers with a variety of solutions, including:

    - a single system for both inspection and verification, which we refer to as Inspectify;

    - an AOI systems that can be utilized in offline verification mode, where the verification is performed on a separate Camtek verification and repair station, or CVR, or Sirius machine; or

    - a system with automatic material handling that runs inspection on batches of panels without human intervention.

    Priortech, our parent company, through its affiliated companies, engages in various aspects of electronic packaging, including the assembly of printed circuit boards and the development of advanced substrates, which are the intermediate components connecting between the chip and the printed circuit board. Priortech is also one of the largest manufacturers of printed circuit boards in Israel, based on 1999 and 2000 sales. We have worked closely with Priortech and its affiliated companies and have utilized their facilities to develop, modify and test our AOI systems during the printed circuit board manufacturing process. This relationship has provided us with insights into the needs of our customers and has enabled us to develop and refine our products and technology with a customer orientation.

PRODUCTS

    AOI SYSTEMS.

    Our AOI systems consist of:

    - a movable table;

    - a tower which houses image-capturing equipment;

    - a console having one or two display monitors;

    - computer hardware which assists in executing the inspection and verification process;

    - image processor hardware and software for handling the detected image; and

    - computer software which manages the inspection and the verification.

    In using our Orion AOI systems, an AOI system operator places a printed circuit board panel on the movable table. The table moves the printed circuit board under the tower, which proceeds to scan the panel for defects. At the completion of scanning, the AOI system displays magnified images of the area containing the detected defects for verification by the operator. On the reference monitor, images of the defective areas are displayed for comparison purposes on a background of corresponding reference layouts. During the verification process, the operator determines whether the detected defects require repair or disposal of the board.

    Immaterial defects are cleared, while other more significant defects can be repaired manually or may be marked for later repair. Since the operator has convenient access to the panel, the operator may use other tools to repair the defect while it is still in the system. Panels with irreparable defects are rejected. At the end of the inspection and verification of one side of the panel, the panel is flipped and the other side is immediately inspected and verified in the same manner. At the end of the cycle, cleared boards are forwarded directly to the next production stage.

    Our customer may choose to operate the Orion AOI system in offline verification mode, which enables the verification to be performed by an operator on a separate CVR or Sirius machine after being scanned on the AOI machine. The customer may choose the offline verification mode when experiencing relatively large numbers of defects.

    Our new Vega AOI system, which integrates automated material handling equipment, must be operated in offline verification mode

    Our various AOI systems utilize technology that enables the customer to handle a wide scope of sophisticated printed circuit board inspection and verification needs. Advanced software algorithms, designed for intelligent feature recognition, provide for a high level of defect detection and are programmed to run on very high speed processors operating in the Windows NT or Windows 2000 environment. The following table describes our current product line:

    PRODUCT LINE AS OF DECEMBER 31, 2000

                                                             LINE/SPACE DENSITY
       PRODUCT           TARGET MARKET      FUNCTIONALITY        INSPECTED           SCAN RATE
---------------------  -----------------  -----------------  ------------------  -----------------
Orion-604-HR2          Medium-to-high-    High resolution    From 0.7 mil line/  Up to 310 Sq. Ft.
                       volume             inspection and     space               Hr. at 4 mil line
                       manufacturers of   verification                           width
                       fine-line, high
                       density printed
                       circuit boards

Orion-604              High volume        Inspection and     From 3.0 mil line/  Up to 540 Sq. Ft.
                       manufacturers of   verification       space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards

Orion-604-WR           High volume        Inspection and     From 1.5 mil line/  Up to 540 Sq. Ft.
                       manufacturers of   verification       space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards with a
                       wide resolution
                       range

                                                             LINE/SPACE DENSITY
       PRODUCT           TARGET MARKET      FUNCTIONALITY        INSPECTED           SCAN RATE
---------------------  -----------------  -----------------  ------------------  -----------------
Orion-603-WR           Medium volume      Inspection and     From 1.5 mil line/  Up to 405 Sq. Ft.
                       manufacturers of   verification       space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards with a
                       wide resolution
                       range

Orion-602-WR           Low volume         Inspection and     From 1.5 mil line/  Up to 270 Sq. Ft.
                       manufacturers of   verification       space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards with a
                       wide resolution
                       range

Orion-604-AR2          Medium to high     Artwork            From 0.7 mil line/  Up to 310 Sq. Ft.
                       end manufactures   inspection         space               Hr. at 4 mil line
                       of high-end                                               width
                       artwork

CVR                    Customers who      Stand alone        Not applicable      Not applicable
                       require offline    verification
                       verification       station

    PRODUCTS RELEASED DURING FISCAL YEAR ENDING DECEMBER 31, 2001

                                                             LINE/SPACE DENSITY
       PRODUCT           TARGET MARKET      FUNCTIONALITY        INSPECTED           SCAN RATE
---------------------  -----------------  -----------------  ------------------  -----------------
Orion-804T-HR2         Medium-to-high-    High resolution    From 0.7 mil line/  Up to 540 Sq. Ft.
                       volume             inspection and     space               Hr. at 4 mil line
                       manufacturers of   verification                           width
                       fine-line high
                       density circuit
                       boards

Orion-804T             High volume        Inspection and     From 3 mil line/    Up to 810 Sq. Ft.
                       manufacturers of   verification       space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards

Orion-804T-WR          High volume        Inspection and     From 1.5 mil line/  Up to 810 Sq. Ft.
                       manufacturers of   verification       space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards with a
                       wide resolution
                       range

Orion 1004             High volume        Inspection of      From 3 mil line/    Up to 810 Sq. Ft.
                       manufacturers of   very large panels  space               Hr. at 5 mil line
                       printed circuit    (back-planes)                          width
                       boards

                                                             LINE/SPACE DENSITY
       PRODUCT           TARGET MARKET      FUNCTIONALITY        INSPECTED           SCAN RATE
---------------------  -----------------  -----------------  ------------------  -----------------
Vega--AOI              High volume        Inspection and     From 1.5 mil line/  Up to 810 Sq. Ft.
                       manufacturers of   verification       space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards

Vega Basic AMHS        High volume        Inspection         From 1.5 mil line/  Up to 810 Sq. Ft.
                       manufacturers of                      space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards

Vega Extended AMHS     High volume        Inspection         From 1.5 mil line/  Up to 810 Sq. Ft.
                       manufacturers of                      space               Hr. at 5 mil line
                       printed circuit                                           width
                       boards

Sirius (replacing the  Customers who      Stand alone        Not applicable      Not applicable
  CVR)                 require offline    verification
                       verification       station

    PRODUCT UNDER DEVELOPMENT

                                                           LINE/SPACE DENSITY
       PRODUCT          TARGET MARKET     FUNCTIONALITY        INSPECTED            SCAN RATE
---------------------  ----------------  ----------------  ------------------  --------------------
Pegasus FI-S           High volume,      Final inspection  Down to 0.7 mil     200-300 UPH (Double
                       high resolution   and verification                      sided scan)
                       strips final
                       inspection

OPTIONAL SOFTWARE APPLICATIONS

    CAMTEK AOI INTERFACE. We utilize our Camtek AOI Interface, or CAI, software packages to link our AOI systems with the customer's computer aided manufacturing, or CAM, workstations, for the preparation and downloading of the reference files required for the inspection process. The CAI software packages eliminate the time-consuming manual setup of the inspection preparation processing on the AOI systems and the CAM workstations. Automatic file transfer is done via the customer's network using standard client/server protocols.

    CAMTEK PROCESS CONTROL. Our Camtek Process Control, or CPC, offers printed circuit board manufacturers a real-time tool for AOI data collection, reporting, analysis and alerting the manufacturing floor of process-related problems and repeat defects. Because process-related defects are identified on the CPC station in real-time, manufacturers can implement the necessary process changes immediately to eliminate subsequent repeat defects and consequently increase production yield.

CUSTOMERS

    Our customers are located in 28 countries. During the year ended December 31, 2000, three customers accounted for about 12.4% of our total revenue.

SALES, MARKETING AND CUSTOMER SUPPORT

    Our policy is to provide customer support and services through local subsidiaries in each territory in which our products are sold. We have established a global distribution and support network, spread over territories in which we have sales, including North America, Europe and Asia. We expect to expand our network into additional territories as market conditions warrant.

    In North America and Europe, we currently market our products through Camtek USA Inc., and Camtek (Europe) N.V., respectively, our wholly owned subsidiaries, which operate independently using a direct sales force and through a network of local agents. In Asia, we market our products using distributors, sales representatives and our own sales support personnel. Our foreign subsidiaries in Belgium, Hong Kong, Japan, Taiwan, Singapore, Korea, China and the United States employ local personnel. Worldwide marketing efforts are coordinated by our General Manager, who is based at our headquarters in Israel.

    As of December 31, 2000, 97 people were engaged in our worldwide sales, marketing and support efforts. Our marketing efforts include participation in various trade shows and conventions, publications and trade press, demonstrations performed at our facilities and regular contact with customers by sales personnel. We service and provide training to customers on all our AOI systems. We provide our customers with system documentation and training in maintenance and use. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period, which is typically one year. Under our service and maintenance contracts, we provide prompt on-site customer support. Software updates are typically included in the service and maintenance contract fees.

MANUFACTURING

    We maintain an ISO-9002 certified, manufacturing facility in Israel of approximately 29,000 square feet for production of our AOI systems. The ISO-9002 standard relates to a series of documents that provide international guidelines on quality management. It is a quality assurance model that is used by companies that produce, inspect, test, install and service items. ISO representatives perform on-site inspections as part of an evaluation process aimed at certifying that a company follows the ISO guidelines for quality assurance. Periodic inspections continue after certification, to ensure continued adherence to the guidelines. An increasing number of customers of printed circuit board manufacturers are insisting that AOI systems be used in the manufacturing process of printed circuit boards to ensure that the quality of the printed circuit boards used in their end products meet international quality standards including ISO-9002.

    We believe that our production capacity is sufficient for our current level of sales and permits us to ship products within three to four weeks of receipt of customer orders.

    Our manufacturing activities consist primarily of the assembly, integration and testing of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. We utilize subcontractors in Israel, the United States, Europe and Japan for the production of mechanical parts, optical components, castings and casings, electronic cabinets, printed circuit board fabrication and a portion of the required electronic assembly. Most electronic components are imported from the United States, Europe and Japan.

    We purchase some of the key components and subassemblies included in our AOI systems from a limited group of suppliers. To date, we have been able to obtain sufficient units of these components to meet our needs and do not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. We generally maintain a two- to three-month inventory of critical components used in the manufacture and assembly of our AOI systems.

COMPETITION

    The AOI systems and services industry for printed circuit boards is characterized by intense competition. We believe our success will depend primarily on our ability to provide competitively priced, efficient and easy-to-use AOI systems, which offer reliable defect detection capability, as well as prompt delivery and responsive customer support. As a result, we cannot be certain that the products and services we offer will compete effectively with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products. If we are unable to compete successfully against our competitors, our business would be materially adversely affected.

    We believe our principal competitive advantage is that the AOI systems that we have developed provide a high level of detectability, an attractive price structure and overall user-friendliness. Another competitive advantage is our CPC application, which provides printed circuit board manufacturers with real-time data for analysis of the manufacturing process itself. Although we are currently developing a line of products with automated handling systems, some of our competitors already offer systems with this feature. We cannot be certain that we will remain competitive in these and our other development efforts.

    Our principal competitor is Orbotech, which currently commands a substantial majority of the market for AOI systems and services for printed circuit board manufacturers. Our other competitors include Lloyd Doyle, Dainippon Screen Manufacturing, Barco, Manya and Focus AOI. To date, Orbotech has dominated the high-volume printed circuit board manufacturing sector which has resulted, in some instances, in an unwillingness on the part of high-volume printed circuit board manufacturers to adopt our products. Our inability to further penetrate the high-volume printed circuit board manufacturing sector or the development of superior products by one or more competitors, or our failure to successfully respond to these developments, could adversely affect our business prospects.

    Some of our competitors, most notably Orbotech, have greater financial, personnel and other resources, offer a broader range of products and services than we do, and may be able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, one or more of our competitors may develop superior products and these products may achieve greater market acceptance than our products.

LEGAL PROCEEDINGS

    We are not party to any material legal proceedings.

    In July 1998, we received a letter from Orbotech alleging, among other things, infringement of an Israeli patent and unjust enrichment due to misappropriation of confidential information with respect to the technologies used in the manufacture and design of our products. We believe that we would have sound defenses to these allegations, if formally made. If Orbotech were successful in an infringement action, we might be compelled to modify all of our AOI systems products and/or we might be subject to substantial damages. Any litigation could involve substantial expenditures by us and a diversion of management's attention. Since 1998, Orbotech has not taken any further action with respect to this matter.

    C.  ORGANIZATIONAL STRUCTURE

    We have eight subsidiaries: Camtek USA, Inc. incorporated under the laws of the State of New Jersey, Camtek (Europe) N.V., incorporated under the laws of Belgium, Camtek H.K. Limited, incorporated under the laws of Hong Kong, Camtek Japan Limited, incorporated under the laws of Japan, Camtek Electronic Technologies (Suzhou) Co. Limited, incorporated under the laws of China, Camtek Korea Limited, incorporated under the laws of Korea, Camtek South East Asia Pte. Limited, incorporated under the laws of Singapore, and Camtek Taiwan Ltd., incorporated under the laws of Taiwan.

    D.  PROPERTY, PLANTS AND EQUIPMENT.

    Our main office and research and development facilities, located in the Migdal Haemek industrial park in northern Israel, occupy 12,400 square feet and are leased from Priortech. Under this lease, we currently pay $6,450 per month, plus V.A.T. We use another facility in the Migdal Haemek Industrial Park, for our manufacturing activities which consists of 17,000 square feet and is leased from a third party for approximately $5,700 per month through 2001 plus V.A.T. linked to the Israeli CPI. We believe that these facilities are adequate for our current operations until our anticipated relocation to our new facility in the third quarter of 2001.

    On September 14, 1998, we entered into an agreement to lease a 70,000 square foot building in the Ramat Gavriel new industrial area of Migdal Haemek, to be built by the lessor. We intend to relocate to this facility upon its completion which is expected to be in the third quarter of 2001. The lease is for a term of 23 years and eight months commencing upon the completion of the building and the transfer thereof to us, which is expected to occur in the third quarter of 2001. The lease payments will be equal to the actual cost of the building, estimated at $4.9 million, plus standard financing costs and $595,000, less any grants received for the building, divided by the term of the lease. We believe that these facilities are adequate for our current operations. We have the right to terminate the lease agreement after seven years and at the end of each three year period thereafter.

    Within the framework of the lease agreement, we purchased an option to acquire all of the lessor's rights to the building and the land, at a price equal to the actual cost of the building, estimated at $4.9 million plus standard financing costs and $595,000, less any grants received for the building, any lease payments we make and the $10,000 we paid for the option. The effectiveness of the lease agreement and the option to acquire the lessor's rights to the building and the land is conditioned upon the fulfillment of a number of conditions precedent, including the receipt of certain governmental and municipal consents, approvals and permits.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

    A.  OPERATING RESULTS.

    The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included herein, which have been prepared in accordance with generally accepted accounting principles, or GAAP.

OVERVIEW

    We design, develop, manufacture and market technologically advanced and cost-effective AOI systems and related products used to detect defects in printed circuit boards during the manufacturing process. We began operations in 1987 and during our first years of operation, we were engaged in the development, production and marketing of a manual optical inspection system for the detection of manufacturing defects in printed circuit boards. In 1992, Priortech purchased all of our shares then held by Camtek Corp. N.V., and became the holder of a controlling interest of 66 2/3% in us. In April 1996, Priortech purchased all of the remaining shares of Camtek and Camtek became a wholly-owned subsidiary of Priortech.

    During 1993, we began development of our AOI systems and sold our first AOI systems in the last quarter of 1994. Since 1995, we have derived substantially all of our revenues from sales of our AOI systems and the remainder of our revenues from sales of related services.

    We recognize revenues from the sales of our products upon the acceptance of our AOI systems, which, in general, occurs no earlier than at the time we install the AOI system at the customer's site.

The total cost of our AOI systems listed in inventory which have been delivered to customers on a trial or contingency basis was approximately $4.1 million as of December 31, 2000.

    We recognize revenues from the provision of services at the time the service is provided or, if provided under a service contract, over the life of the contract on a straight-line basis. We expect that in the long term. revenues from the performance of services and, in particular, from service contracts, will increase with the increase in the installed base and as more high-volume manufacturers are added to our customer base. High-volume manufacturers are likely to enter into service contracts more often than lower-volume customers. Estimated warranty obligations are charged to operations in the period in which the associated revenue is recognized. Our research and development costs are expensed as incurred.

    Grants received from the Office of the Chief Scientist for approved research and development programs are recognized upon the later of the time the costs related to a particular project are incurred and the time that project receives approval from the Office of the Chief Scientist. Royalties related to those grants are included in selling, general and administrative expenses when paid. At the beginning of 2001, we determined not to apply for additional grants from the Chief Scientist Office Research and Development grant program. As of December 31, 2000, the outstanding balance of the grants was approximately
$2.2 million. In March 2001 we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. See "Business--Research and Development."

    We sell our products to Priortech at a discount of 30% off the list price of our AOI systems. Sales to Priortech represented 0.3% of sales in 1998, 3.4% of sales in 1999 and 1.3% of sales in 2000.

    The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars while the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Salaries and other operating expenses in Israel are paid in NIS. In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. In Europe, our sales are denominated in European currencies. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    REVENUES. Revenues increased 122.4% to $53.1 million in the year ended December 31, 2000 from $23.9 million in the year ended December 31, 1999 as a result of increased sales of our new Orion AOI systems that were introduced in the second quarter of 1999 and due to an increase in sales to high-volume manufacturers of high-end printed circuit boards during the year 2000.

    GROSS PROFIT. Gross profit consists of revenues less cost of revenues, which includes the cost of components, other production materials, labor, depreciation, factory overhead, installation and training. These expenditures are only partially affected by sales volume. Gross profit increased 146.9% to $29.0 million in 2000 from $11.7 million in 1999. Gross margin increased to 54.5% in 2000 from 49.1% in 1999, primarily due to increased sales in 2000.

    RESEARCH AND DEVELOPMENT COSTS, NET. Research and development expenses consist primarily of salaries and costs associated with subcontracting certain development efforts. Before participation by the Office of the Chief Scientist, research and development expenses increased 63.4% to $7.0 million in 2000 from $4.3 million in 1999. This increase was offset by the receipt of $2.1 million of participation from the Office of the Chief Scientist in 2000 as compared to 1.9 million in 1999. The net research and development expense increased 104.7% from $2.4 million in 1999 to $5 million in 2000.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, royalties, promotional and travel, and rent costs. Our selling, general and administrative expenses increased 57.3% to $12.3 million in 2000 from $7.8 million in 1999. Selling, general and administrative expenses as a percentage of revenues decreased to 23.2% in 2000 from 32.8% in 1999, due to the fact that the majority of these expenditures are fixed.

    FINANCIAL AND OTHER (EXPENSES) INCOME, NET. We had a net financial income of $31,000 in 2000, as compared to a net financial expense of $862,000 in 1999. This difference is primarily the result of the interest income on the proceeds we received in our initial public offering.

    PROVISION FOR INCOME TAXES. We had a provision for income taxes of $848,000 in 2000. We had no provision for income taxes for 1999. The provision in 2000 was attributable to the expiration of our initial approved enterprise status.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUES. Revenues increased 17.7% to $23.9 million in 1999 from $20.3 million in 1998 as a result of increased sales of our new Orion AOI systems that were introduced in 1999 and an increase in service revenue. Service revenue increased from $705,000 in 1998 to $1,911,000 in 1999 as a result of an increase in our installed base. Revenues from sales in the United States decreased from 45.3% of revenues in 1998, to 22.7% of revenues in 1999. This decrease was primarily the result of a large sale of our AOI systems to a high-volume U.S. printed circuit board manufacturer in 1998, which accounted for 12.6% of our revenues during that year, and a shift in our market focus to the growing markets in Taiwan and other countries in Asia in 1999.

    GROSS PROFIT. Gross profit increased 14.7% to $11.7 million in 1999 from $10.2 million in 1998. Gross margin, however, decreased slightly to 49.1% in 1999 from 50.4% for 1998. The 1.3% decrease in our gross margin resulted primarily from the introduction of the Orion product line, which was accompanied by introductory prices and trade-ins.

    RESEARCH AND DEVELOPMENT COSTS, NET. Before participation by the Office of the Chief Scientist, research and development expenses increased 22.9% to $4.3 million in 1999 from $3.5 million in 1998 due to an increase in the number of research and development projects. The net research and development expenses increased 4.0% from $2.3 million in 1998 to $2.4 million in 1999. This smaller increase in the net expense was due to approval by the Office of the Chief Scientist of more extensive development programs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses increased 14.7% to $7.8 million in 1999 from $6.8 million in 1998. Selling, general and administrative expenses as a percentage of revenues decreased slightly in 1999, due to an increase in our sales and the fact that the majority of these expenses are fixed.

    FINANCIAL AND OTHER (EXPENSES) INCOME, NET. We had a net financial expense of $862,000 in 1999, as compared to a net financial income of $241,000 in 1998. This difference is the result of increased interest due to higher borrowings and fluctuations in the value of the dollar against the Israeli and European currencies. In 1998, there were two factors that caused us to have financial income instead of financial expenses:

    - a real devaluation of the NIS against the dollar, which means that the devaluation rate exceeded the inflation rate; as a result, our bank debt and debt to Priortech decreased at a rate higher than the interest on those debts; and

    - a devaluation of the dollar against European currencies meant that our accounts receivable from our European customers were worth more in dollar terms.

    In 1999, the effect was the opposite. While there was a slight appreciation of the NIS against the dollar, the rate of inflation was higher than the rate of devaluation (appreciation). In addition, the interest rates in Israel increased during the year and resulted in higher financial expenses. Additionally, in 1999, there was a devaluation of the European currencies against the dollar, which meant that our accounts receivable from our European customers were worth less in dollar terms.

QUARTERLY RESULTS OF OPERATIONS

    The following table shows unaudited quarterly financial information for each of the eight quarters ended December 31, 2000. We have prepared this information on the same basis as our audited consolidated financial statements. This information should be read in conjunction with our consolidated financial statements. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

                                                                             QUARTERS ENDED
                                         ---------------------------------------------------------------------------------------
                                         MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                           1999       1999       1999        1999       2000       2000       2000        2000
                                         --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                             (IN THOUSANDS)
Revenues..............................   $ 4,417    $ 4,651     $ 6,820    $ 8,004    $10,517     11,468      15,041     16,099
Cost of revenues......................     2,096      2,568       3,558      3,937      4,867      5,238       6,785      7,266
                                         -------    -------     -------    -------    -------    -------     -------    -------
Gross profit..........................     2,321      2,083       3,262      4,067      5,650      6,230       8,256      8,833
  Research and development costs,
    net...............................       946        158         644        671        939      1,004       1,239      1,769
  Selling, general and administrative
    expenses..........................     1,809      1,762       2,056      2,200      2,154      2,627       3,455      4,074
                                         -------    -------     -------    -------    -------    -------     -------    -------
Operating Income (loss)...............      (434)       163         562      1,196      2,557      2,599       3,562      2,990
Financial and other (expenses) income,
  net.................................      (467)      (287)        304       (412)      (605)      (136)         48        724
                                         -------    -------     -------    -------    -------    -------     -------    -------
Income (loss) before income taxes.....      (901)      (124)        866        784      1,952      2,463       3,610      3,714
Provision for income taxes............        --         --          --         --        241        164         305        138
                                         -------    -------     -------    -------    -------    -------     -------    -------
Net income (loss).....................   $  (901)   $  (124)    $   866    $   784    $ 1,711    $ 2,299     $ 3,305    $ 3,576
                                         =======    =======     =======    =======    =======    =======     =======    =======
Earnings (loss) per ordinary share
Basic.................................   $ (0.06)   $ (0.01)    $  0.06    $  0.05    $  0.11    $  0.14     $  0.16    $  0.16
                                         =======    =======     =======    =======    =======    =======     =======    =======
Diluted...............................   $ (0.06)   $ (0.01)    $  0.05    $  0.05    $ .0.10    $  0.14     $  0.16    $  0.16
                                         =======    =======     =======    =======    =======    =======     =======    =======
Weighted average number of ordinary
  shares outstanding
Basic.................................    15,020     15,020      15,020     15,848     16,261     16,261      20,151     22,096
Diluted...............................    15,020     15,020      16,484     16,426     16,830     16,890      20,741     22,615

                                                                             QUARTERS ENDED
                                         ---------------------------------------------------------------------------------------
                                         MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                           1999       1999       1999        1999       2000       2000       2000        2000
                                         --------   --------   ---------   --------   --------   --------   ---------   --------
Revenues..............................       100%       100%        100%       100%       100%       100%        100%       100%
Cost of revenues......................      47.5       55.2        52.2       49.2       46.3       45.7        45.1       45.1
                                         -------    -------     -------    -------    -------    -------     -------    -------
Gross profit..........................      52.5       44.8        47.8       50.8       53.7       54.3        54.9       54.9
                                         -------    -------     -------    -------    -------    -------     -------    -------
  Research and development costs,
    net...............................      21.4        3.4         9.4        8.4        8.9        8.8         8.2       11.0
  Selling, general and administrative
    expenses..........................      41.0       37.9        30.2       27.5       20.5       22.9        23.0       25.3
                                         -------    -------     -------    -------    -------    -------     -------    -------
Operating Income (loss)...............      (9.8)       3.5         8.2       14.9       24.3       22.7        23.7       18.6
Financial and other (expenses) income,
  net.................................     (10.6)      (6.2)        4.5       (5.1)      (5.7)      (1.1)        0.4        4.6
                                         -------    -------     -------    -------    -------    -------     -------    -------
Income (loss) before income taxes.....     (20.4)      (2.7)       12.7        9.8       18.6       21.5        24.0       23.1
Provision for income taxes............        --         --          --         --        2.3        1.4         2.0        0.9
                                         -------    -------     -------    -------    -------    -------     -------    -------
Net income (loss).....................     (20.4)%     (2.7)%      12.7%       9.8%      16.3%      20.0%       22.0%      22.2%
                                         =======    =======     =======    =======    =======    =======     =======    =======

    Our quarterly results of operations may be subject to significant fluctuations due to several factors, including the size, timing and shipment of orders, customer budget cycles, the timing of new product upgrade or enhancement announcements, or product introductions and general economic conditions as they affect the industry.

    Revenues in the first and the second quarter of 1999 were flat as a result of fewer sales of our older product line due to anticipation of the introduction of our Orion product line. Our revenues recovered and increased in the third and fourth quarters of 1999 through 2000 due to market acceptance of our Orion products, which resulted in an increased number of sales of AOI systems and increased sales to high-volume manufacturers of high-end printed circuit boards. Gross margin decreased significantly from 52.5% in the first quarter of 1999 to 44.8% in the second quarter of 1999 due to the introduction, in the second quarter of 1999, of the Orion product line accompanied by introductory prices and trade-ins. Our gross margins began recovering in the third quarter of 1999 and increased to 54.9% of our revenue in the fourth quarter of 2000. Additionally, grants received from the Office of the Chief Scientist for research and development are recognized upon the later of the time the costs related to a particular project are incurred and the time such project receives approval from the Office of the Chief Scientist. As a result, operating income can fluctuate significantly due to the timing of recognition of grants from the Office of Chief Scientist. Given the relatively small number of AOI systems which constitute our sales in each quarter, the timing of sales of a few AOI systems may significantly change the results of operations in any given quarter.

    Our quarterly and annual operating results have in the past varied significantly depending upon a variety of factors, many of which are beyond our control. We generally arrange shipment of our AOI systems soon after receipt of orders. Accordingly, the shifting of any large order of AOI systems from one fiscal quarter to another fiscal quarter could cause substantial variability in our quarterly results of operations. We cannot be certain that revenues and net income, if any, in any particular quarter or year will not be lower than revenues and net income, if any, in a preceding or comparable quarter or quarters or year or years. Furthermore, period-to-period comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

    B.  LIQUIDITY AND CAPITAL RESOURCES

    We had a negative cash flow from operations of $610,000 in 1998 and $391,000 in 1999, and a positive cash flow from operations of $10.0 million in 2000. During 1998 and 1999 we financed our operations primarily through short-term bank credit lines. During the year 2000, we raised $35.7 million from our initial public offering.

    As of December 31, 2000, we had approximately $9.8 million in cash and cash equivalents and our working capital was approximately $45.5 million. As of December 31, 2000, we had $26.6 million invested in short-term marketable securities that consist of corporate bonds with strong credit ratings with a maturity between three and 18 months at the time of purchase. The average annual interest rate on those marketable securities is approximately 6%.

    As of December 31, 1998, the outstanding balances of the Priortech loan totaled $3.8 million. During 1999, we repaid $2.1 million of the Priortech loan, and during 2000 we repaid $1.7 million of the Priortech loan. As of December 31, 2000, we had paid all the outstanding balances of the Priortech loan.

    As of December 31, 1999, we had outstanding loans payable under two line of credit agreements with a bank, one loan of $1.2 million and a second loan of $722,000. Both of the credit lines bore interest at an annual rate of between 13.7% to 15.7%. We also had a short-term loan payable to the bank of $4.9 million, bearing interest at 13%. The loan was being extended on a monthly basis. The credit agreements expired, and the loans were repaid during 2000 with the proceeds we received from our initial public offering.

    Since June 30, 2000, we had a revolving short-term bank loan which provides for borrowing of up to approximately $942,000 and bears interest at 6%. The loan is being extended on a monthly basis. The outstanding balance as of December 31, 2000 was $931,000. Borrowings under the bank loan are collateralized by all of our assets and are guaranteed by Priortech.

    Net cash provided by operating activities was $10.0 million for the year ended December 31, 2000 as compared to net cash used in operating activities of $391,000 for the year ended December 31, 1999. The increase in net cash provided by operating activities in 2000 resulted primarily from an increase in out net income and an increase in accounts payable in the amount of $4.2 million and other current liabilities of $4.8 million. The increase in accounts payable resulted primarily from an increase in inventory, including components, completed systems and partially completed systems. The increased inventory is principally the result of (1) increased costs associated with components for our Orion product line introduced in 1999 and (2) increased number of systems required by customers to evaluate our AOI systems before deciding whether to purchase them. Net cash generated by financing activities in 1999 was $2 million, compared to $27.7 million in 2000. The increase resulted primarily due to proceeds of $35.7 million received from our initial public offering offset by repayment of loans to Priortech and affiliates and to the bank of $2.4 million and $5.9 million, respectively.

    Cash used in investing activities was $1.4 million in 1999 and $28.5 million in 2000. The increase was primarily due to the investment of the proceeds received from our initial public offering in securities for the net amount of $26.8 million in 2000 compared with no similar investments in 1999.

    Capital expenditures were $1.7 million in 2000 and $1.4 million in 1999. The expenditures were primarily from investments made in our new facility in the amount of $884,000 and $575,000 in 2000 and 1999, respectively. With the exception of investments in our new facility, we currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

    We believe that our existing sources of liquidity and anticipated cash flow from operations will satisfy our anticipated working capital and capital equipment requirements for at least the next 18 months.

EFFECTIVE CORPORATE TAX RATE

    Our production facilities, which were the subject of two "investment programs," have been granted "Approved Enterprise" status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for tax benefits for the first several years in which they generate taxable income. We are entitled to a tax holiday for a period of ten years from the year in which the Approved Enterprise first earns taxable income, limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. The period of benefits relating to our latest Approved Enterprise status will expire in 2008. The tax benefits with regard to our first investment program which received Approved Enterprise status, expired on December 31, 1999. Income related to that first investment program is now subject to a 36% corporate tax rate. The percentage of our income which will be subject to the 36% tax rate is dependent on several factors, mainly the amount of our revenues in Israel. In 2000, approximately a quarter of our income was subject to the 36% tax rate.

    In the event that we operate under more than one approval or that our capital investments are only partly approved, our effective tax rate will be a weighted combination of the various applicable tax rates.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which, as amended, is required to be adopted in years beginning after June 15, 2000. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of December 31, 2000, we had no outstanding derivative positions. Accordingly, we do not believe that the initial adoption of SFAS 133 as of January 1, 2001, will have any effect on our financial statements.

DISCLOSURE ABOUT MARKET RISK

    Since the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

    The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel and the rate of devaluation (appreciation) of the NIS in Israel. These figures are based on reports of the Israel Central Statistics Bureau. Inflation is the percentage change in the Israeli consumer price index between December 31 of the year indicated and December of the preceding year. Devaluation is the percentage decrease in the value of the Israeli currency in relation to the dollar calculated by comparing the rate of exchange at the beginning and the end of the year.

                                                          ISRAELI     DEVALUATION
                                                         INFLATION   (APPRECIATION)
YEAR ENDED DECEMBER 31,                                   RATE %         RATE %
-----------------------                                  ---------   --------------
1996...................................................    10.6            3.7
1997...................................................     7.0            8.8
1998...................................................     8.6           17.6
1999...................................................     1.3           (0.2)
2000...................................................       0           (3.0)

    Until December 31, 2000, we did not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 1998 and December 31, 1999, we did not own any market risk sensitive instruments. In the second quarter of 2000, we converted approximately $6.0 million of our shekel dominated borrowings to U.S. dollars and hedged a portion of our shekel dominated borrowings by investing in market risk sensitive instruments as determined by our management to minimize the risks related to these borrowings. We repaid our shekel dominated borrowings in 2000 with the proceeds we received from our initial public offering.

    C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

    In order to accommodate the rapidly changing needs of the printed circuit board industry, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new products. As of December 31, 2000, 44 of our employees were engaged primarily in research and development.

    We are focusing our product development efforts on three enhanced or new product lines. First, we are working to enhance the current line of Orion systems. Sales of our new product line, the Orion

804T commenced in the second quarter of 2001. Second, we are pursuing a new product, the Vega, which utilizes an automated material handling system to accommodate the automation needs of some customers. The Vega commenced beta testing during the second quarter of 2001, and is expected to be available for sale during the second half of 2001. Third, we are pursuing a new product, Pegasus, for final inspection and automated handling of advanced substrates, including BGA strips. The Pegasus is expected to begin beta testing during the second half of 2001.

    Our research is centered on two principal areas. We are enhancing our image acquisition technology, which includes an advanced illumination block and high sensitivity sensors. In addition, we are developing improved image processing algorithms. We have decided to focus our research and development activities on enhancing our core technologies. We use subcontractors for the development of some of the elements of new product lines. For example, we use subcontractors to help create specialized lenses and cameras and the mechanical design for our new automated handling systems under development.

    Until March 2001, a portion of our research and development expenses had been funded through third-party royalty-bearing participations from the Government of Israel. The following table shows our total research and development expenditures and participation in these expenditures by the Government of Israel for the periods indicated:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1998       1999       2000
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Research and development expenses...................   $3,503     $4,307     $7,037
Royalty-bearing participations from the Government
  of Israel.........................................    1,177      1,888      2,086
                                                       ------     ------     ------
Research and development costs, net.................   $2,326     $2,419     $4,951
                                                       ======     ======     ======

    We are obligated to pay to the State of Israel royalties on revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations of up to 100% of the dollar-linked value of the participations received. During 1998, our royalty expenses to the Government of Israel with respect to its participations were approximately $813,000, during 1999 they were approximately $956,000 and during 2000 they were approximately $2,391,000. At the beginning of 2001, we determined not to apply for additional grants from the Chief Scientist Office Research and Development grant program. As of December 31, 2000, the outstanding balance of the grants was approximately $2.2 million. In March 2001, we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. In addition, products developed under programs supported by the Office of the Chief Scientist may not be manufactured, nor may the technology embodied in those products be transferred, outside of Israel without appropriate government approvals. Accordingly, we may not be able to take advantage of strategic manufacturing and other opportunities outside of Israel. These restrictions do not apply to the sale or export from Israel of our products developed with that know-how.

    In general, we rely on a combination of copyrights, trade secrets, patents, trademarks and non-disclosure agreements to protect our proprietary know-how and intellectual property. We also enter into confidentiality agreements with our key employees and key sub-contractors who develop and manufacture components for use in our products. We cannot be certain that actions we take to protect our proprietary rights will be adequate nor can we be certain that we will be able to deter reverse engineering or that there will not be independent third-party development of our technology. Although we have not been involved in any litigation regarding our intellectual property rights, we cannot be certain that any litigation will not be brought in the future.

    We have two patent applications pending. In addition, we have registered several trademarks with the Israeli Registrar of Trademarks, and we are in the process of registering an additional trademark. We consider aspects of all elements of our AOI systems to be proprietary to us. To the extent that we rely on technology which we license from third parties, including software that is integrated with internally developed software and used in our products and services we cannot be certain that these third-party technology licenses will continue to be available to us on commercially reasonable terms or at all.

    D.  TREND INFORMATION

    In recent months, general economic conditions have declined and affected the overall rate of capital spending by printed circuit board manufacturers, and sales of our products have declined, particularly sales of our high-end products. We believe that the decline in sales of our high-end products is a result of the current economic slowdown. We cannot predict the extent to which this trend will continue. If this trend continues, our sales and profitability will decrease. Our visibility of future sales has become significantly shorter. Additionally, as a result of a general decline in economic conditions in 2001, we experienced increased pressure from our customers to provide more favorable terms of sale, such as extended payment cycles. Since the beginning of 2001, we have experienced longer accounts receivable payment cycles.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

    A. DIRECTORS AND SENIOR MANAGEMENT.

    The following table sets forth information with respect to our executive officers and directors as of the date of this annual report:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Rafi Amit.................................     52      Chairman of the Board of Directors and
                                                       General Manager
Moshe Amit................................     56      Executive Vice President and Chief
                                                       Financial Officer
Yotam Stern...............................     48      Executive Vice President, Business and
                                                       Strategy and Director
Benjamin P. Sabbah........................     68      Executive Vice President, New Technologies
Amir Gilead...............................     50      Vice President, Marketing
Menachem Devir............................     44      Vice President, Research and Development
Adi Corem.................................     48      Vice President, Operations
Jacob Yavor...............................     42      Vice President
Meir Ben-Shoshan..........................     71      Director
Haim Horowitz.............................     53      Director
Eran Bendoly..............................     37      Director
Riki Granot...............................     34      Director

    RAFI AMIT has served as our General Manager, or Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the President, General Manager and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. Mr. Amit has a B.Sc. in Industrial Engineering and Management from The Technion-Israel Institute of Technology. Rafi Amit is the brother of Moshe Amit.

    MOSHE AMIT has served as our Executive Vice President and Chief Financial Officer since February 2001, and prior to that from March 2000 to February 2001, Mr. Amit served as our Vice President, Sales and Subsidiaries, and from October 1994 to March 2000, he served as our Vice President, Sales and Marketing. From 1987 until 1994, Mr. Amit served as the President of PCE, Inc., a

New Jersey-based company affiliated with Camtek and, which until recently, sold and serviced printed circuit boards and AOI systems. Mr. Amit has a B.Sc. in Industrial Engineering and Management from the Technion. Moshe Amit is the brother of Rafi Amit.

    YOTAM STERN has served as our Executive Vice President, Business and Strategy and Director since February 2001 and as a Director since 1987. From January 1998 until February 2001, Mr. Stern served as Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and has served as a director of Priortech Ltd. since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

    BENJAMIN P. SABBAH has served as our Executive Vice President, New Technologies since May 1999, and, from November 1995 until May 1999 Mr. Sabbah was our Executive Vice President, Research and Development. Mr. Sabbah is also a senior member of the Institute of Electronic Engineers in Israel. Prior to joining Camtek, Mr. Sabbah co-founded and served as the President, Chief Executive Officer and Chief Operations Officer of Elscint Ltd., which was a medical imaging equipment company. From 1987 to 1989, Mr. Sabbah was a senior research associate and lecturer at the Technion. Mr. Sabbah has a B.Sc. and an M.Sc. in Electrical Engineering from the Technion.

    AMIR GILEAD has served as our Vice President, Marketing since March 2000. From 1999 until March 2000, Mr. Gilead served as President and Chief Executive Officer of Advanced Automation International Inc., a startup in the semiconductor equipment manufacturing industry. From 1990 until 1999, Mr. Gilead held various executive positions with Kulicke & Soffa, a semiconductor equipment manufacturer. From 1984 until 1990, Mr. Gilead held various management positions with Optrotech Ltd., which subsequently merged with Orbotech. Mr. Gilead has an M.Sc. in electrical engineering from the Technion.

    MENACHEM DEVIR has served as our Vice President, Research and Development since December 2000. From January 1999 to November 1999, Mr. Devir was the Research and Development Manager of Image ID Ltd., a developer of computer vision products. From 1983 to January 1999, Mr. Devir served as the Research and Development Manager of RAFAEL Israel Armament Development Authority. Mr. Devir has an M.Sc. in Electronic Engineering from the Technion and an M.B.A. from Haifa University.

    ADI COREM has served as our Vice President, Operations since January 2001, and from November 1998, he served as our Operations Manager. From 1988 to November 1998, Mr. Corem served as the Operation Manager of Volta Carmiel Ltd., a manufacturer of plastic products. From 1984 to 1988, Mr. Corem worked as a Projects Manager in Elbit Systems Ltd., a military technology developer and producer. Mr. Corem has a B.Sc. in Industrial Engineering from the Technion.

    JACOB YAVOR has served as our Vice President since January 2001. From 1998 until January 2001, Mr. Yavor served as Regional Manager in our subsidiary, Camtek USA Inc. From 1987 to 1998, Mr. Yavor held various positions in Camtek, including Regional Manager, Worldwide Customer Support Manager, Products Manager and Deputy Manager of our Electronics Department. Mr. Yavor has a B.Sc. in Computers Engineering from the Technion.

    MEIR BEN-SHOSHAN has served as one of our Directors since November 1998. From May 1995 until March 1999, Mr. Ben-Shoshan was a director of AG Associates (Israel) Ltd., a manufacturer of integrated processing equipment for the semiconductor industry, and was Chairman of its Board from April 1996 to March 1999. From 1986 to 1998, Mr. Ben-Shoshan was a Vice President of Clal Electronics Industries Ltd., an electronics company the shares of which are traded on the Tel-Aviv Stock Exchange. From March 2000 to March 2001,
Mr. Ben-Shoshan was a director of Tower Semiconductor Ltd., a manufacturer of semiconductors. He has been a director of IFN Ltd., a company dealing in e-knowledge and e-content management, since January 2000, and is Chairman of the Board of Jordan Valley Applied Radiation Ltd. since August 1999.
Mr. Ben-Shoshan has been a member of the Association of Production Engineers in England since 1965, and received an M.B.A. from Tel-Aviv University.

    HAIM HOROWITZ has served as one of our Directors since November 1998.
Mr. Horowitz is also the Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacturer, since 1999, and, between 1994 and 1999, he served as Treasurer of Menen Medical Ltd. From 1993 Mr. Horowitz served as the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993, Mr. Horowitz served as Treasurer of Elscint, Inc., which was a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from the Technion.

    ERAN BENDOLY has served as one of our Directors since November 2000.
Mr. Bendoly also serves as Director Finance for Europe, the Middle East and Africa at Mindspeed Technologies, a developer of high-speed integrated circuits for internet infrastructure applications. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom
Technologies Ltd. Mr. Bendoly holds a B.A. from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

    RIKI GRANOT served as one of our Directors since December 2000. Since 1997, Ms. Granot has been the manager of the Haifa branch of Ofek Securities. From 1995 to 1997, Ms. Granot served as an investment manager in Ofek Securities. Ms. Granot holds a B.A. in Economics and Business Administration from Haifa University and an M.B.A. from the Technion.

    B.  COMPENSATION.

COMPENSATION OF OFFICERS

    The aggregate remuneration paid by us to the seven persons who served in the capacity of executive officer in the year ended December 31, 2000 was approximately $1.4 million, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

EMPLOYMENT AGREEMENTS

    We maintain written employment agreements with our key employees that contain customary provisions, like non-compete and confidentiality agreements.

    Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, our General Manager. The agreement is for an initial term of two years and is automatically renewable for two-year periods thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit's employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, are the sole property of us. Pursuant to his employment agreement, Mr. Amit may dedicate not more than 20% of his time to work for Priortech or any of the Priortech entities. The employment agreement may be terminated by either party or not renewed at the end of the initial term or any extension, by written notice of termination or non-renewal delivered to the other party eight months in advance. We, however, may immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

    Effective January 1, 1998, we entered into an employment agreement with Mr. Yotam Stern, our Executive Vice President, Business and Strategy. This agreement is for an initial term of two years and is automatically renewable for two-year periods thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Stern's employment and for a two-year period after the termination of his employment. Pursuant to his employment agreement, Mr. Stern may dedicate not more than 25% of his time to work for Priortech or any of the Priortech entities. The employment agreement may be terminated by either party at any time, or not renewed at the end of the initial term or any extension, by written notice of termination or non-renewal delivered to the other party six months in advance. We, however, may immediately terminate the employment of Mr. Stern upon the occurrence of various circumstances, including a breach of fiduciary duty.

COMPENSATION OF DIRECTORS

    Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the refund of their expenses. The aggregate remuneration paid by us to the seven persons who served in the capacity of director in the year ended
December 31, 2000 was approximately $20,000. In addition, each of Mr. Meir Ben Shoshan, Mr. Haim Horowitz, Mr. Eran Bendoly and Ms. Riki Granot received options for the purchase of 6,000 of our ordinary shares.

    C.  BOARD PRACTICES.

COMPOSITION OF THE BOARD OF DIRECTORS

    Our articles of association provide that the board of directors shall consist of not less than five nor more than ten directors, including the outside directors. Currently, our board consists of six directors.

    Directors, other than outside directors, are elected by a resolution of the shareholders at the annual general meeting and serve until the conclusion of the next annual meeting of the shareholders. Directors may be removed at any time by a resolution of the shareholders. Since directors may be elected and removed by a majority vote, Priortech, which holds a majority of the voting power of our shareholders after this offering, will have the power to elect all of our directors, subject to the restrictions placed on the election of outside directors as described below. The General Manager, and any officer who is also a controlling shareholder or a director, is appointed by and serves at the pleasure of the board. Each of the other officers is appointed by the General Manager.

    The Chairman of our Board of Directors is Mr. Rafi Amit, who also serves as our General Manager, or Chief Executive Officer. Under the Israeli Companies Law, 1999, effective as of February 1, 2000, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board unless that designation is approved by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. In any case, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board for more than three years. At our shareholders' meeting held in December 2000, our shareholders authorized Mr. Rafi Amit to continue to hold the position of Chief Executive Officer for so long as he continues to serve as Chairman of the Board, and for a maximum period of three years.

    Our articles provide that any director may appoint, by written notice to us or to the Chairman of the Board, any individual who is qualified to serve as director and who is not then serving as a director or alternate director, to serve as an alternate director.

    An alternate director has all of the rights and obligations of a director, excluding the right to appoint an alternate for himself. Unless the period or scope of any such appointment is limited by the appointing director, the appointment is effective for all purposes and for a period of time concurrent with the term of the appointing director. Currently there are no alternate directors on our board.

OUTSIDE DIRECTORS; INDEPENDENT DIRECTORS

    Under the Israeli Companies Law, "public" Israeli companies, including those whose shares are registered for trade outside of Israel, are required to appoint at least two directors who are not affiliated with the company.

    The outside directors that must be appointed under the Israeli Companies Law must not have any relationship with us. An individual whose relatives, business partners, employers or controlled companies have a relationship with us may not serve as an outside director. In addition, an individual whose other business affairs may cause a conflict of interest with us may not serve as an outside director. Outside directors are elected by the shareholders, and the shareholders voting in favor of their election must include at least one third of the shareholders present and voting at the meeting, not counting abstentions, who are not controlling shareholders of the company. This minority approval requirement need not be met if the total shareholdings of those who vote against their election represent 1% or less of all of the voting rights in us. However, shareholder approval is not required if the board of directors resolves that a director in office at the time the Israeli Companies Law became effective, be deemed to be an outside director, provided that he or she otherwise qualifies as an outside director.

    Outside directors serve for a three-year term, which may be renewed for a maximum of one additional three-year term. An outside director can be removed from office only by either the same percentages of shareholders that may elect him, or by a court order and then only if the outside director ceases to meet the statutory qualifications or breaches his fiduciary duty. The court may also remove an outside director from office if he is unable to perform his duties on a regular basis. According to regulations promulgated under the Israeli Companies Law, outside directors of an Israeli company whose shares are registered for trade outside of Israel may be non-Israeli residents. If at the time an outside director is appointed by the shareholders, all other directors are of the same gender, the outside director to be appointed shall be of the other gender.

    Mr. Horowitz and Mr. Ben-Shoshan qualify as outside directors and serve in such capacity on our board of directors.

    Under the requirements for listing on the Nasdaq National Market, we are required to have at least three independent directors on our board of directors. Mr. Haim Horowitz, Mr. Meir Ben-Shoshan, Mr. Eran Bendoly and Ms. Riki Granot are independent directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    Our articles of association provide that the board of directors may delegate its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Powers that may not be delegated include, among others, the power to distribute dividends, the determination of a company's economic policy or the allotment of securities or the approval of financial reports. However, those matters can be delegated to committees for recommendation. According to the Companies Law, at least one outside director must be appointed to serve on each committee of the board.

    Our board of directors has a Compensation Committee and an Audit Committee.

    COMPENSATION COMMITTEE. The Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our employees, including our executive officers, the terms of any bonus, share options or other awards provided to our employees, including our executive officers. Our Compensation Committee also administers our current stock option arrangements. The members of our Compensation Committee are Mr. Rafi Amit, Mr. Meir Ben Shoshan, and Mr. Eran Bendoly.

    AUDIT COMMITTEE. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and oversees and establishes procedures concerning our systems of internal accounting and auditing control, overseas deficiencies in our management operations and proposes means of rectification, and approves certain acts and transactions that involve conflicts of interest or that involve interested parties, in accordance with the Israeli Companies Law. The members of our

Audit Committee are Mr. Meir Ben Shoshan, Ms. Riki Granot, and Mr. Haim Horowitz. We may modify the composition of our Audit Committee to ensure compliance with the rules promulgated by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. and the Israeli Companies Law.

    D.  EMPLOYEES.

    As of December 31, 2000, we employed a total of 227 people worldwide, including 44 in research and development, 11 in executive management, 61 in customer service and support, 36 in sales and marketing, 28 in administration and 58 in operations. As of December 31, 2000, we employed 140 people in Israel, 23 people in the United States, 14 people in Europe, 20 people in Hong Kong and China, 19 people in Taiwan, 6 people in Korea, and 5 people in Japan.

    Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters like paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager's Insurance as described below, upon the retirement or death of an employee or the termination of employment by the employer. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

    Although not legally required, we regularly contribute to a "Manager's Insurance" fund or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager's Insurance Fund and pension fund contributions in the amount of 13.3% of an employee's salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional 2.5% to some of our employees' salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% thereto, with the employees contributing 2.5% of their salary.

    Furthermore, our employees are subject to the provisions of the collective bargaining agreements between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums. Our employees, as a group, are not currently represented by a labor union. To date, we have not experienced any work stoppages.

    E.  SHARE OWNERSHIP.

    The following table sets forth certain information concerning the share ownership of our directors and executive officers as of June 15, 2001:

                                     NUMBER OF ORDINARY   PERCENTAGE OF ORDINARY SHARES
NAME                                  SHARES OWNED(1)         BENEFICIALLY OWNED(2)
----                                 ------------------   -----------------------------
Rafi Amit(3).......................              0                     0.0%
Yotam Stern(4).....................         63,000                     0.3%
11 directors and executive officers
  as a group(5)....................      1,225,700                     5.5%

------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 22,121,349 ordinary shares issued and outstanding as of June 15, 2001.

(3) Includes 15,020,002 ordinary shares owned of record by Priortech Ltd. As a result of a voting agreement relating to a majority of the Priortech voting equity, Messrs. Amit and Stern may be deemed to control Priortech.

(4) Includes 15,020,002 ordinary shares owned of record by Priortech Ltd. As a result of a voting agreement relating to a majority of the Priortech voting equity, Messrs. Amit and Stern may be deemed to control Priortech.

(5) Includes options to purchase 48,815 ordinary shares.

OPTION GRANTS DURING FISCAL YEAR 2000

    We granted options to our directors and senior executive officers during the year ended December 31, 2000 as follows:

                          NUMBER OF
                       ORDINARY SHARES                                  MARKET VALUE OF
                         UNDERLYING      % OF TOTAL   EXERCISE PRICE    ORDINARY SHARES
NAME                       OPTIONS        OPTIONS       ($/SHARE)      UNDERLYING OPTIONS    EXPIRATION DATE
----                   ---------------   ----------   --------------   ------------------   -----------------
Rafi Amit............      120,000           9.3              7.125         855,000           August 2003 to
                                                                                                 August 2004
Yotam Stern..........       80,000           6.2              7.125         570,000           August 2003 to
                                                                                                 August 2004
6 directors and
  executive officers
  as a group.........       89,000           5.2       7.125 to 8.0         672,125         November 2003 to
                                                                                               December 2006

OPTIONS EXERCISABLE IN FISCAL YEAR 2000

    The following table sets forth the estimated value as of December 31, 2000 of the exercisable and unexercisable options held by our executive officers.

                                                    NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                   OPTIONS AT YEAR END (#)       OPTIONS AT YEAR END(1)
                                                 ---------------------------   ---------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                             -----------   -------------   -----------   -------------
Rafi Amit......................................         --        120,000             --         30,000
Yotam Stern....................................         --         80,000             --         20,000
9 directors and executive officers as a
  group........................................     48,815         79,995        295,087        122,995

------------------------

(1) The value of an "in-the-money" option represents the difference between the aggregate fair market value of the ordinary shares issuable upon exercise of the option and the aggregate exercise price of the option.

DIRECTOR AND EMPLOYEE SHARE OPTIONS

SHARE OPTION PLAN

    In September 1997, our board of directors adopted share option plans, as amended, under which options for our shares are granted to employees as determined by the board from time to time. One of the share option plans covers Israeli employees, while the remaining two share option plans cover employees of our European, U.S. and Asian subsidiaries. In addition, in November 2000, the board adopted the Executive Share Option Plan, under which options may be granted to directors and other executive officers of the company and its subsidiaries who are not entitled to receive options under the other share option plans. The share option plans are intended to afford key employees the opportunity to acquire a proprietary interest in Camtek, thus encouraging them and also providing them with an incentive to remain in our employ and/or to be personally involved in our long-term success. The share option plans are administered by the board of directors which, among other things, is authorized to designate the recipients of the options, the number of the options to be granted and the exercise price therefor. The options issued are non-assignable, except by the laws of descent. The options are exercisable, following a vesting period, into ordinary shares. However, the ordinary shares issued upon exercise of options granted under the share option plans for Israel, Europe and under the Executive Share Option Plan within the first two years after the issuance of the options are deposited with a trustee and may be released to the employee only at the expiration of this two year period. The board may also resolve that non-qualified stock options granted under the share option plan for employees of the U.S. and Asian subsidiaries and the ordinary shares issued upon the exercise of those options shall be held by a custodian for such period of time as the board determines. With respect to options issued to Israeli employees, the waiting period is a restriction period in accordance with the provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, as amended from time to time. The share option plan for Israeli employees is subject to the Israeli Income Tax Ordinance, under which the payment of tax regarding the grant of the options is delayed so that the recipient is taxed only upon the sale or transfer of shares into which the options are exercisable. During February 2001, our board of directors increased the number of shares issuable upon exercise of options under our share option plans. As of December 31, 2000, there were outstanding options exercisable for 250,462 ordinary shares at an average weighted exercise price of $1.33 per share, presently unvested options exercisable for 1,043,580 ordinary shares at an average weighted exercise price of $5.19, and, as of February 2001, an additional 379,086 ordinary shares had been reserved for future allocation to employees, as determined by the board of directors.

    Four of our directors, Mr. Meir Ben Shoshan, Mr. Haim Horowitz, Mr. Eran Bendoly and Ms. Riki Granot each received options to purchase 6,000 of our ordinary shares. In addition, our general manager, Mr. Rafi Amit, and our Executive Vice President, Business and Strategy, Mr. Yotam Stern have been granted options to purchase 120,000 ordinary shares and 80,000 ordinary shares, respectively, following our initial public offering.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

    A.  MAJOR SHAREHOLDERS.

    The following table provides information regarding the beneficial ownership of our ordinary shares as of December 31, 2000, as to each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

                                         NUMBER OF ORDINARY       PERCENTAGE OF
NAME                                        SHARES OWNED      ORDINARY SHARES OWNED
----                                     ------------------   ---------------------
Priortech Ltd.(1)......................      15,020,002               68.0%

------------------------

(1) A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them. The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person that are exercisable within 60 days of December 31, 2000, but excludes ordinary shares underlying options held by any other person. Percentage ownership is calculated by reference to the 22,096,002 ordinary shares deemed outstanding as of December 31, 2000. All of our shareholders hold ordinary shares.

    B.  RELATED PARTY TRANSACTIONS

    On January 1, 1998, we entered into a real property lease agreement with Priortech, which replaced a previous agreement for the lease of an industrial building to us by Priortech under which we paid Priortech $49,000 in 1997. Under the lease agreement, we lease from Priortech a building of 7,500 square feet for a term of four years, at a monthly rental rate of $3,500 plus V.A.T. As of January 1, 1999, the leased area was increased to 8,600 square feet, and the monthly rate was increased to $4,000. As of January 1, 2000, the leased area was increased to 12,400 square feet and the monthly rate was increased to $6,450.

    On January 1, 1998, we entered into a services agreement with Priortech replacing their previous agreement with regard to the provision of services by Priortech. Under the services agreement, Priortech undertook to provide services to us, including accounting and bookkeeping, building maintenance, human resources, payroll, vehicles, maintenance, employee transportation and employee meals services. Under the services agreement, we are entitled to terminate the provision of any service received from Priortech by prior written notification to Priortech. The consideration to be paid by us is generally calculated as a percentage of Priortech's actual costs in providing these services to both us and to Priortech itself, whereas the actual percentage paid by us depends on the relative portion of each service rendered to us out of Priortech's total costs for each service. The term of the services agreement is four years which automatically extends for one year periods, unless written notice of termination is given by one party to the other three months prior to the end of the initial term or any extension thereof. In 1998, we paid $166,000 to Priortech under this agreement. No services were provided under this agreement in 1999.

    On January 1, 1998, we entered into a management services agreement with Priortech, under which we rendered to Priortech the management services of Rafi Amit, our General Manager, or Chief Executive Officer, and Yotam Stern, our Executive Vice President, Business and Strategy. Under this agreement, Mr. Amit has agreed to dedicate not more than 25% of his time to Priortech, where he serves as General Manager, and Mr. Stern has agreed to dedicate not more than 25% of his time to Priortech, where he serves as Chief Financial Officer. The management services agreement provided that no employer-employee relationship shall exist between Priortech and either of Messrs. Amit and Stern, and that we shall have no liability in connection with their previous employment by Priortech. In consideration for these management services, Priortech paid us, on a monthly basis, a portion of our compensation costs with respect to Mr. Amit's and Mr. Stern's employment, which portion is to be calculated on the basis of the actual amount of time spent in rendering those services in relation to our total monthly compensation costs with respect to Mr. Amit's and Mr. Stern's employment, assuming a full time position of 180 hours per month. Priortech was charged $37,000 in 1998, $100,000 in 1999, and $100,000 in 2000 for management services. The management services agreement with Priortech was terminated, and as of January 2001, Mr. Amit has been authorized to dedicate not more than 20% of his time to work for Priortech or any of the Priortech entities, and Mr. Stern has been authorized to dedicate not more than 25% of his time to work for Priortech or any of the Priortech entities. Mr. Amit receives 80% of a full time salary while Mr. Stern receives 75% of a full time salary. Messrs. Amit and Stern will be compensated directly by each of the Priortech entities for which they work.

    On January 1, 1998, we entered into a loan agreement with Priortech, with respect to the repayment of loans granted to us by Priortech beginning in 1995. On December 31, 1998 some of the amounts previously owed to affiliates were assumed by Priortech and were also to be repaid under the terms of the loan
agreement.   Prior to July 1, 2000, the loan was linked to the Israeli CPI and bore annual interest at a fixed rate of 2% per year. As of July 1, 2000, the loan was linked to the U.S. dollar and bore interest at a fixed rate of 6.5% per year until the repayment of any outstanding portion of the linked principal amount. The loan was repaid in full upon completion of our initial public offering.

    In January 1988, we entered into an agreement with Priortech, whereby we undertook to pay Priortech royalties from the sale of our AOI systems in exchange for financing provided by Priortech to us to assist us in product development. Under an agreement dated May 21, 1998 it was mutually agreed that our obligation to pay royalties to Priortech would end on December 31, 1999. The royalties were based on a percentage of revenues derived from sales of our AOI systems, which was 0.5% at December 31, 1999. During 1997, 1998 and 1999 we paid an aggregate of $300,000 in royalties to Priortech. In addition, Priortech was granted "favored customer status," meaning that it is given a discount of 30% off the list price of our AOI systems.

    From time to time we have made transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of raw materials, such as printed circuit boards and assembled printed circuit board from Priortech and its affiliates, totaled $701,000, $590,000, and $1.6 million in 1998, 1999 and 2000, respectively. In 1999 and 2000, we sold an aggregate of $824,000 and $698,000 of AOI systems and related services to Priortech. In addition, we have committed to purchase printed circuit boards from Priortech for the development and manufacture of our systems so long as the price charged is comparable to the best offer we could obtain from a third party.

    We have a credit facility with Bank Leumi. Any loans we borrow from Bank Leumi are guaranteed by Priortech.

    C.  INTERESTS OF EXPERTS AND COUNSEL.

    Not Applicable.

ITEM 8.  FINANCIAL INFORMATION.

    A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

    Please see the consolidated financial statements listed in Item 18 for audited consolidated financial statements prepared in accordance with this Item.

    B.  SIGNIFICANT CHANGES.

    There have been no significant changes since the date of the financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING.

    A.  OFFER AND LISTING DETAILS.

PRICE HISTORY OF ORDINARY SHARES.

    Our ordinary shares are quoted on the Nasdaq National Market under the symbol "CAMT". The following tables set forth, for the periods indicated, high and low sale prices of our ordinary shares as reported on the Nasdaq National Market since our initial public offering on July 28, 2000:

                             NASDAQ NATIONAL MARKET

                                                                HIGH       LOW
                                                              --------   --------
Quarterly Market Prices
  Fiscal Year Ended December 31, 2000 Fourth Quarter (from
    August 2)...............................................   $11.5       $4.5
  Fiscal Year Ended December 31, 2001 First Quarter.........     8.9        4.0

Monthly Market Prices
  December 2000.............................................   $ 7.4       $5.8
  January 2001..............................................     8.9        6.2
  February 2001.............................................     8.8        6.2
  March 2001................................................     6.6        4.0
  April 2001................................................     4.9        4.0
  May 2001..................................................     6.7        4.1

    B.  PLAN OF DISTRIBUTION.

    Not applicable.

    C.  MARKETS.

    As noted above, the Company's ordinary shares are traded on the Nasdaq National Market under the Symbol "CAMT".

    D.  SELLING SHAREHOLDERS.

    Not applicable.

    E.  DILUTION.

    Not applicable.

    F.  EXPENSES OF THE ISSUE.

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

    A.  SHARE CAPITAL.

    Our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.01 per share. There have been no changes in the amount of our ordinary shares issued or the number and classes of our ordinary shares.

    B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.

    Set forth below is a summary of the material provisions of Articles of Association relating to the shares. This description does not purport to be complete and is qualified on its entirety by reference to the Articles.

ORDINARY SHARES

    The ordinary shares do not have preemptive rights. The ownership and voting of ordinary shares by non-residents of Israel are not restricted in any way by our memorandum of association or articles or by the laws of the State of Israel. Under the Companies Law, Israeli companies may purchase or hold their own shares subject to the same conditions that apply to distribution of dividends. These shares do not confer any rights whatsoever for as long as they are held by the company. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares and these shares do not confer any voting rights for as long as they are held by the subsidiary.

THE POWERS OF THE DIRECTORS

    According to the Israeli Companies Law, a director may not participate in the approval of a transaction in which he or she has a personal interest if it is an extraordinary transaction or a transaction related to that director's compensation. An extraordinary transaction is a transaction that is either not in the ordinary course of business, is not on market terms, or is likely to have a material impact on our profitability or financial condition. If a majority of the members of the audit committee or the board of directors has a personal interest in a transaction, then the interested members may nonetheless participate in the meeting in which the transaction is discussed, but the transaction will require shareholder approval. A transaction relating to a director's compensation must be approved by our audit committee and our shareholders at a general meeting. Additionally, special shareholder voting procedures are required for the approval of compensation of directors who are also considered controlling shareholders under the Companies Law.

ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

    Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of special voting rights to the holders of any class of shares with preferential rights that maybe authorized in the future. An annual meeting of the shareholders must be held every year and not later than 15 months following the last annual meeting.

MEETINGS OF SHAREHOLDERS

    A special meeting of the shareholders may be convened by the board of directors at its decision or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 5% of the issued share capital and at least 1% of the voting rights in the company; or (3) shareholders owning at least 5% of the voting rights in the company. If the board does not convene a meeting upon a valid demand of any of the above, then whoever made the demand, and in the case of shareholders, those shareholders holding more than half of the voting rights of the persons making the demand, may, not later than three months after having made the demand, convene a meeting of the shareholders. Alternatively, upon application by the individuals making the demand, a court may order that a meeting be convened. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent together at least 33 1/3% of the issued shares of the company which entitle the holders thereof to participate and vote at shareholders' meetings. A meeting adjourned due to lack of a quorum is generally adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the deferred meeting, the meeting may be held with any number of participants. However, if the meeting was convened following a demand by the shareholders, the quorum will be that minimum number of shareholders authorized to make the demand.

    In any shareholders' meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our board.

    Most resolutions at a shareholders' meeting may be passed by a simple majority. Resolutions requiring special voting procedures include the appointment of outside directors and approval of transactions with controlling shareholders.

    Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner in exercising his rights and duties towards the company and other shareholders, to refrain from prejudicing the rights of other shareholders and to refrain from abusing his power in the company. The rights and duties include, among other things, in voting at the general meeting of the shareholders on the following matters: (1) amendments to the articles of association; (2) an increase in the company's authorized share capital; (3) a merger; or (4) an approval of those related party transactions that require shareholder approval.

    In addition, any shareholder who: (1) knows that it possesses power to determine the outcome of a shareholder vote; (2) under the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company; or (3) controls the company in any other way, is under a duty to act in fairness towards the company.

    C.  MATERIAL CONTRACTS.

    None.

    D.  EXCHANGE CONTROLS.

    Nonresidents of Israel who purchase our shares may exchange any NIS received as dividends, if any, thereon, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, into freely repatriable dollars, at the rate of exchange prevailing at the time of exchange, pursuant to regulations issued under the Currency Control Law, 1978, provided that Israeli income tax has been withheld with respect to amounts that are being repatriated to the extent applicable or an exemption has been obtained. Israeli residents are eligible, subject to reporting requirements, to purchase securities in foreign currencies and will be eligible to purchase the ordinary shares offered hereby.

    E.  TAXATION.

U.S. TAX CONSIDERATIONS REGARDING SHARES ACQUIRED BY U.S. TAXPAYERS

    Subject to the limitations described in the next paragraph, the following describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares to a U.S. holder. A U.S. holder is

    - an individual citizen or resident of the United States;

    - a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

    - an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

    - a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all of its substantial decisions.

    Unless otherwise specifically indicated, this summary does not consider the United States tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

    This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances, like the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

    YOU ARE ADVISED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING OR DISPOSING OF THE ORDINARY SHARES

DISTRIBUTIONS ON THE ORDINARY SHARES

    The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under "Israeli Taxation-Taxation of Non-Residents on Receipt of Dividends." A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

    Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S. source income or loss.

    Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

DISPOSITION OF THE ORDINARY SHARES

    Upon the sale or exchange of the ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

PASSIVE FOREIGN INVESTMENT COMPANIES

    We will be a passive foreign investment company if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a passive foreign investment company:

    - A U.S. holder who has held our shares during more than one taxable year during which we were a passive foreign investment company will be required to report any gain on the disposition of the shares as ordinary income rather than capital gain. That U.S. holder will also be required to compute the tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the holding period of the shareholder;

    - A U.S. holder automatically will be subject to the highest ordinary income tax rate for each taxable year during which we were a passive foreign investment company and for which the items are treated as having been earned regardless of the rate otherwise applicable to that U.S. holder during those taxable years;

    - The taxes attributable to the prior years will be increased by an interest factor; and

    - A U.S. holder who acquires our shares in that corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent's tax basis.

STATUS OF CAMTEK AS A PASSIVE FOREIGN INVESTMENT COMPANY.

    We believe that in 2000 we were not a passive foreign investment company, and currently we expect that we will not be a passive foreign investment company in 2001. However, passive foreign investment company status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, there can be no assurance that we will not become a passive foreign investment company for the current fiscal year ending December 31, 2001 or in a future year.

    We will notify U.S. holders in the event we conclude that we will be treated as a passive foreign investment company for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a "qualified electing fund" for U.S. federal income tax purposes or to elect to "mark to market" the ordinary shares. If a U.S. holder makes one of these two elections, distributions and gain will not be recognized ratably as ordinary income over the U.S. holder's holding period or be subject to an interest charge as described above. Further, gain on the sale of the ordinary shares will be characterized as capital gain and the denial of basis step-up at death described above will not apply. However, U.S. holders making one of the two elections may be subject to current income recognition, even if we do not distribute any cash.

    BOTH OF THESE ELECTIONS ARE SUBJECT TO A NUMBER OF SPECIFIC RULES AND REQUIREMENTS, AND YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING THESE ELECTIONS IF WE BECOME A PASSIVE FOREIGN INVESTMENT COMPANY. BACKUP WITHHOLDING

    A U.S. holder may be subject to backup withholding at rate of 31% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF ORDINARY SHARES

    Except as provided below, a non-U.S. holder of ordinary shares except certain former U.S. citizens and long-term residents of the United States will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

    Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and, under regulations generally effective January 1, 2001, to backup withholding at a rate of 31% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

    Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 31% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

    ISRAELI TAXATION

    The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as specific professional advice and does not exhaust all possible tax considerations. Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

POSSIBLE TAX REFORM

    In May 2000, the Israeli government approved in principle a tax reform proposal that would alter the taxation of individuals and reduce or eliminate some of the benefits granted to an approved enterprise. Legislation will be required to implement these changes. A proposed bill adopting the tax reform proposal was introduced in July, 2000, however, we are not certain whether this legislation will be enacted.

TAXATION OF CAMTEK

GENERAL CORPORATE TAX STRUCTURE

    Most Israeli companies are subject to corporate tax at the rate of 36% of their taxable income. In our case, the rate is currently effectively reduced, as set forth below.

TAXATION UNDER INFLATIONARY CONDITIONS

    The Income Tax Law (Inflationary Adjustments), 1985, or the "Inflationary Adjustments Law," is intended to neutralize the erosion of capital investments and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits and losses computed under the regular cost principles. We are subject to tax under this law.

    Under the Inflationary Adjustments Law, income and loss for tax purposes are adjusted for inflation on the basis of changes in the Israeli consumer price index. In addition, subject to limitations regarding depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

    GENERAL. The Law for Encouragement of Capital Investments, 1959 provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. An Approved Enterprise is entitled to benefits, including Israeli Government cash grants, which are made available if it is located in a government designated development area, and tax benefits. As discussed below, our production facilities have been granted Approved Enterprise status.

    TAX BENEFITS. Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earlier of

    - the end of the seven year period (or ten in the case of a Foreign Investment Company as defined below) commencing in the year in which the Approved Enterprise first generates taxable income;

    - the end of the 12-year period from commencement of production; or

    - the end of the 14-year period from the date of approval of the Approved Enterprise status.

    That income is eligible for further reductions in tax rates if the company qualifies as a Foreign Investors' Company, or Foreign Investment Company, depending on the percentage of the foreign ownership of its equity. A Foreign Investment Company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents. The tax rate is reduced to 20% if the foreign ownership of the foreign investment company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investment company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investment company is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. If the tax reform recommendations are adopted, a foreign investor's company would no longer be entitled to preferential tax treatment.

    In the event that a company is operating under more than one approval, or that not all of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

    A company may elect to forego entitlement to the grants otherwise available under the Investment Law and, in lieu thereof, participate in an alternative benefits program, referred to as the Alternative Benefits Program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a period of between two and ten years, depending upon the location within Israel and the type of the Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise is eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. We participate in the Alternative Benefits Program. There can be no assurance that this benefit program will continue to be available or that we will continue to qualify for benefits under the current program. Furthermore, if the tax reform recommendations are adopted, the tax exemption would be cancelled and a corporate tax rate of 10% would apply during the exemption periods described above.

    Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if the Company qualifies as a foreign investment company without any time limitations. This tax must be withheld at source by the company paying the dividend. A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to tax at a 15% rate but causes the company to be liable for corporate tax on the amount distributed which for this purpose includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program of up to 25%.

    Our production facilities have been granted Approved Enterprise status under the Investment Law. We participate in the Alternative Benefits Program and, accordingly, income from our first Approved Enterprise will be tax exempt for 10 years due to the fact that we operate in "Zone A". This tax exempt status commences in the year in which our Approved Enterprise first generates taxable income. The period of benefits expired in December 1999 for our first Approved Enterprise and will expire in 2008 for our second.

    Since we participate in the Alternative Benefits Program, in the event we distribute a cash dividend from income that is tax exempt, as described above, we would have to pay corporate tax at the rate of up to 25% on an amount equal to the amount distributed and the corporate tax thereon.

    The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. These conditions include the filing of periodic reports and a requirement that minimum proportions of our paid-up capital be 30% of our fixed assets. In the event that we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

    We believe that we currently qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, 90% or more of the income of which in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

    The following corporate tax benefits are available to Industrial Companies:

    - amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

    - amortization of expenses incurred in some cases in connection with a public issuance of securities over a three-year period;

    - an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

    - accelerated depreciation rates on equipment and buildings.

    Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we qualify or will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future. See note 16 to the consolidated financial statements.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

    Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants up to 50% of the project's cost, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the Office of the Chief Scientist. These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

    The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless the Office of the Chief Scientist in its discretion consents to manufacturing abroad. However, in the event that any of the manufacturing rights are transferred out of Israel, if approved by the Office of the Chief Scientist, we may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, or of the dollar amount plus interest, as applicable. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee. This approval is not required for the export of any products resulting from that research development. Approval of the transfer of technology may be granted only if the recipient abides by all of the provisions of the research law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

    Each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee of the Office of the Chief Scientist. Expenditures supported under other incentive programs of the State of Israel are not eligible for Office of the Chief Scientist grants..

    At the beginning of 2001, we determined not to apply for additional grants from the Chief Scientist Office Research and Development grant program. As of December 31, 2000, the outstanding balance of the grants was approximately
$2.2 million. In March 2001, we reached as arrangement with the Chief Scientist whereby we have to repay at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. As of December 31, 2000, the maximum royalty payable by us on future sales was approximately $2.20 million. Our annual repayments were $813,000 in 1998, $956,000 in 1999 and $2.40 in 2000.

TAXATION OF SHAREHOLDERS CAPITAL GAINS TAX

    Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for Israeli residents. The tax rate used for the Inflationary Surplus is reduced to zero for nonresidents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of the Israeli resident company, instead of the Israeli consumer price index. The Real Gain is added to ordinary income, and is taxed at ordinary rates of up to 50% for individuals and 36% for corporations. Inflationary Surplus accumulated from and after December 31, 1993 is exempt from capital gains tax. Under current law, sales of the ordinary shares offered by this Prospectus are exempt from Israeli capital gains tax so long as the ordinary shares are listed on the Nasdaq National Market or on another stock exchange recognized by the Israeli Ministry of Finance and so long as we qualify as an Industrial Company or industrial holding company. There can be no assurance that we will maintain this listing or qualification. See "Law for Encouragement of Industry (Taxes), 1969." The foregoing exemption does not apply to the sales of our ordinary shares by dealers in securities in Israel or by companies subject to the Inflationary Adjustments Law. If the tax reform recommendations are adopted, sales of securities traded on stock exchanges will be subject to capital gains tax at the rate of up to 25% of the real gain for individuals and 36% of the real gain for companies.

APPLICATION OF THE U.S.-ISRAEL TAX TREATY TO CAPITAL GAINS TAX

    Subject to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of the ordinary shares by a person who qualifies as a resident of the United States and who is entitled to claim the benefits afforded to that resident, which is called a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition. A sale, exchange or disposition of the ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits.

TAXATION OF NON-RESIDENTS ON RECEIPT OF DIVIDENDS

    Nonresidents of Israel will be subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an approved enterprise under Israel's Law for the Encouragement of Capital Investments, 1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an approved enterprise, then the tax will be 15%.

    F.  DIVIDENDS AND PAYING AGENTS.

    Not applicable.

    G.  STATEMENT BY EXPERTS.

    Not applicable.

    H.  DOCUMENTS ON DISPLAY.

    We have filed this annual report with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this annual report, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

    450 Fifth Street N.W.          7 World Trade Center          500 West Madison Street
          Room 1024              New York, New York 10048              Suite 1400
    Washington D.C. 20549                                        Chicago, Illinois 60661

    Copies of this material can also be obtained by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange

Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330. Documents filed in Canada are available at the website of the Canadian System for Election and Document Analysis and Retrieval (SEDAR) at http://www.sedar.com.

    I.  SUBSIDIARY INFORMATION.

    Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    INTEREST RATE RISK

    We currently do not hold or invest in derivative financial instruments for trading or other purposes and, as of December 31, 2000, we had no outstanding derivative financial instruments of any kind. We have no material market risk exposure of the type contemplated by Item 11, and, therefore, no quantitative tabular disclosures are required.

    Our non-NIS denominated loans bear interest based on the LIBOR, and our NIS denominated loans are based on the Israeli prime interest rate. From time to time, we use short-term loans, which are primarily Euro denominated.

    Most of our investments are in highly rated corporate bonds for terms of up to 18 months and bear fixed interest rates. We generally hold these bonds to the date of maturity, and, therefore, financial income from these investments are not sensitive to interest changes over the holding period of the bonds.

    FOREIGN CURRENCY RATE FLUCTUATIONS.

    Our production facility is located in Israel, and most of our manufacturing and other headquarter expenses are in NIS. An evaluation of the NIS against the U.S. dollar, our reporting currency, will expose us to higher expenses in U.S. dollars and may influence our profitability. A significant portion of our sales are derived from the Far East and from Europe and are primarily denominated in U.S. dollars. A devaluation of the local currency against the U.S. dollar may cause our product to become less competitive and may lead to a reduction of prices. Our experience shows that these influences are not material, and, therefore, no quantitative tabular disclosures are required.

    Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2000, we had net liabilities of approximately $5.0 million, denominated in NIS.

    Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $50,000 or income for the same amount in case of evaluation or devaluation, respectively.

    As of December 31, 2000, we had no interest rate or foreign currencies derivative financial instruments outstanding.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

USE OF PROCEEDS

    The effective date of the registration statement for which the information is being disclosed is July 28, 2000 (File No. 333-12292) (the "Registration Statement"). The following table sets forth, with respect to the ordinary shares registered, the amount of securities registered, the aggregate offering price of amount registered, the amount sold (including 235,000 shares sold pursuant to the over-allotment option) and the aggregate offering price of the amount sold, for the account of our company.

                                                            FOR THE ACCOUNT OF THE
                                                                   COMPANY
                                                            ----------------------
Number of ordinary shares registered......................          6,440,000
Aggregate offering price of shares registered.............        $45,080,000
Number of ordinary shares sold............................          5,835,000
Aggregate offering price of shares sold...................        $40,845,000

    The following table sets forth the expenses incurred by us in connection with our public offering during the period commencing the effective date of the Registration Statement and ending December 31, 2000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates.

                                        DIRECT OR INDIRECT PAYMENTS TO PERSONS OTHER THAN
1. PURPOSE                                             AFFILIATED PERSONS
----------                              -------------------------------------------------
Underwriting discounts and
  commissions.........................                     $2,859,150
Other expenses........................                     $2,256,850
Total expenses........................                     $5,116,000
                                                           ==========

    The net public offering proceeds to us, after deducting the total expenses (set forth in the table above), were $35,700,000.

    The following table sets forth the amount of net public offering proceeds used by us for the purposes listed below. None of such payments were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates.

                                      DIRECT OR INDIRECT PAYMENTS TO PERSONS OTHER THAN TO
PURPOSE                                                AFFILIATED PERSONS
-------                               ----------------------------------------------------
Acquisition of other companies and
  business(es)......................                N/A
Construction of plant, building and
  facilities........................                N/A
Purchase and installation of
  machinery and equipment...........                N/A
Purchase of real estate.............                N/A
Repayment of indebtedness...........             9,000,000
Working capital.....................                N/A
Temporary investments...............                N/A
Other purposes......................                N/A

ITEM 15.  RESERVED

    Not applicable.

ITEM 16.  RESERVED

    Not applicable.

                                    PART IV

ITEM 17.  CONSOLIDATED FINANCIAL STATEMENTS.

    The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.  CONSOLIDATED FINANCIAL STATEMENTS.

Report of Independent Public Accountants....................    F-1
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................    F-2
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1999 and 2000..........................    F-3
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1998, 1999 and 2000..............    F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1999 and 2000..........................    F-5
Notes to Consolidated Financial Statements..................    F-6

ITEM 19.  EXHIBITS.

   EXHIBIT NUMBER                             NAME OF DOCUMENT
---------------------   ------------------------------------------------------------
         3.1            Memorandum of Association of Registrant(1)
         3.2            Articles of Association of Registrant(2)
         4.1            Specimen of Certificate for Ordinary Shares(3)
        10.1            Employee Share Option Plan.(4)
        10.2            Employee Share Option Plan--United States.(5)
        10.3            Employee Share Option Plan--Europe.(6)
        10.4            Lease Agreement between the Company and PCB Ltd. (currently
                        Priortech Ltd.), dated 1, 1998, as amended on January 1,
                        2000(7)
        10.5            Services Agreement between the Company and PCB Ltd.
                        (currently Priortech Ltd.), dated January(8)
        10.6            Management Services Agreement between the Company and PCB
                        Ltd. (currently Priortech Ltd.), dated January 1, 1998.(9)
        10.7            Loan Agreement between the Company and PCB Ltd. (currently
                        Priortech Ltd.), dated January 1, 1998(10)
        10.8            Royalty Agreement between the Company and PCB Ltd.
                        (currently Priortech Ltd.), dated January 1988(11)
        10.9            Termination Agreement between the Company and PCB Ltd.
                        (currently Priortech Ltd.), dated May 21, 1998(12)
        10.10           Form of Indemnification Agreement(13)
        21.1            Subsidiaries of the Registrant(14)
        23.1            Consent of Shiboleth, Yisraeli, Roberts, Zisman & Co.
                        (contained in their opinion constituting Exhibit 5.1).
        23.2            Consent of Richard A. Eisner & Company, LLP and Goldstein
                        Sabo Tevet.
        24.1            Power of attorney (included in signature page, which has
                        been previously filed)

------------------------

 (1) Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (2) Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (3) Incorporated by reference from Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (4) Incorporated by reference from Exhibit 10.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (5) Incorporated by reference from Exhibit 10.2 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (6) Incorporated by reference from Exhibit 10.3 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 31, 2000.

 (7) Incorporated by reference from Exhibit 10.4 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 31, 2000.

 (8) Incorporated by reference from Exhibit 10.5 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 31, 2000.

 (9) Incorporated by reference from Exhibit 10.6 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 31, 2000.

 (10) Incorporated by reference from Exhibit 10.7 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (11) Incorporated by reference from Exhibit 10.8 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (12) Incorporated by reference from Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (13) Incorporated by reference from Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

 (14) Incorporated by reference from Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

                                   SIGNATURES

    The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                       CAMTEK LTD.

                                                       By:                /s/ RAFI AMIT
                                                            -----------------------------------------
                                                                            Rafi Amit
                                                                     CHIEF EXECUTIVE OFFICER

Date: June 29, 2001

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Haemek, Israel

    We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States (such auditing standards are substantially identical). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camtek Ltd. and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to these financial statements, such accounting principles do not differ in any material respects).

Richard A. Eisner & Company, LLP               Goldstein Sabo Tevet
                                               Certified Public Accountants (Isr.)
New York, New York                             Tel-Aviv, Israel
February 18, 2001

                                  CAMTEK, LTD.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   538    $ 9,793
  Marketable securities.....................................              26,592
  Accounts receivable--trade (net of allowance of $655 and
    $551)...................................................    6,588      9,989
  Inventories...............................................    6,574     10,700
  Due from PCB Ltd..........................................                 994
  Due from affiliates.......................................                 148
  Other current assets......................................    1,161      3,169
                                                              -------    -------
    Total current assets....................................   14,861     61,385

Fixed assets, net...........................................    2,555      3,818
Intangibles, net............................................      255         76
Deferred taxes..............................................                 448
Deferred registration costs.................................      942
                                                              -------    -------
                                                              $18,613    $65,727
                                                              =======    =======

LIABILITIES
Current liabilities:
  Short-term bank credit....................................  $ 6,794    $   931
  Accounts payable..........................................    2,211      6,377
  Due to PCB Ltd............................................    1,685
  Due to affiliates.........................................      716
  Other current liabilities.................................    3,759      8,585
                                                              -------    -------
    Total current liabilities...............................   15,165     15,893

Accrued severance pay, net of amounts funded................       59         64
                                                              -------    -------
                                                               15,224     15,957
                                                              -------    -------
Commitments and contingent liabilities (Note 9)

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000
  shares, outstanding 16,261,002 shares in 1999 and
  22,096,002 shares in 2000.................................       98        112
Additional paid-in capital..................................    1,240     36,930
Unearned portion of compensatory stock options..............     (108)       (69)
Accumulated other comprehensive loss:
    Unrealized holding loss on marketable securities........                (253)
Retained earnings...........................................    2,159     13,050
                                                              -------    -------
                                                                3,389     49,770
                                                              -------    -------
                                                              $18,613    $65,727
                                                              =======    =======

                 See notes to consolidated financial statements

                                  CAMTEK, LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Revenues....................................................  $20,343    $23,892    $53,125
Cost of revenues............................................   10,095     12,159     24,156
                                                              -------    -------    -------
Gross profit................................................   10,248     11,733     28,969
                                                              -------    -------    -------
Research and development costs:
  Expenses..................................................    3,503      4,307      7,037
  Less royalty-bearing participations from the Government of
    Israel..................................................    1,177      1,888      2,086
                                                              -------    -------    -------
  Research and development costs, net.......................    2,326      2,419      4,951
                                                              -------    -------    -------
Selling, general and administrative expenses................    6,848      7,827     12,310
                                                              -------    -------    -------
Operating income............................................    1,074      1,487     11,708
Financial and other income (expenses), net..................      241       (862)        31
                                                              -------    -------    -------
INCOME BEFORE INCOME TAXES..................................    1,315        625     11,739
Provision for income taxes..................................                           (848)
                                                              -------    -------    -------
NET INCOME..................................................  $ 1,315    $   625    $10,891
                                                              =======    =======    =======
EARNINGS PER ORDINARY SHARE:
  BASIC.....................................................  $  0.09    $  0.04    $  0.58
                                                              =======    =======    =======
  DILUTED...................................................  $  0.08    $  0.04    $  0.57
                                                              =======    =======    =======
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING:
  BASIC.....................................................   15,020     15,226     18,692
                                                              =======    =======    =======
  DILUTED...................................................   16,494     16,422     19,202
                                                              =======    =======    =======

                 See notes to consolidated financial statements

                                  CAMTEK, LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                 ORDINARY A
                                NIS $0.01 PAR
                                    VALUE
                             -------------------                  UNEARNED       ACCUMULATED
                                                   ADDITIONAL    PORTION OF         OTHER
                                                    PAID-IN     COMPENSATORY    COMPREHENSIVE    RETAINED
                              SHARES     AMOUNT     CAPITAL     STOCK OPTIONS        LOSS        EARNINGS    TOTAL
                             --------   --------   ----------   -------------   --------------   --------   --------
BALANCE--JANUARY 1, 1998      15,020      $ 95      $   875         $(156)                       $   219    $ 1,033
Issuance of options to
  employees................                             119          (119)                                        0
Amortization of share
  options..................                                            72                                        72
Net income.................                                                                        1,315      1,315
                              ------      ----      -------         -----                        -------    -------

BALANCE--DECEMBER 31,
  1998.....................   15,020        95          994          (203)                         1,534      2,420
Cancellation of share
  options..................                             (25)           25                                         0
Amortization of share
  options..................                                            70                                        70
Exercise of share
  options..................    1,241         3          271                                                     274
Net income.................                                                                          625        625
                              ------      ----      -------         -----                        -------    -------

BALANCE--DECEMBER 31,
  1999.....................   16,261        98        1,240          (108)                         2,159      3,389
Cancellation of share
  options..................                              (7)            7                                         0
Amortization of share
  options..................                                            32                                        32
Issuance of common shares,
  net......................    5,835        14       35,697                                                  35,711
Unrealized holding loss on
  marketable securities....                                                         $(253)                     (253)
Net income.................                                                                       10,891     10,891
Comprehensive income.......
                              ------      ----      -------         -----           -----        -------    -------

BALANCE--DECEMBER 31,
  2000.....................   22,096      $112      $36,930         $ (69)          $(253)       $13,050    $49,770
                              ======      ====      =======         =====           =====        =======    =======


                             COMPREHENSIVE
                                 INCOME
                             --------------
BALANCE--JANUARY 1, 1998
Issuance of options to
  employees................
Amortization of share
  options..................
Net income.................
BALANCE--DECEMBER 31,
  1998.....................
Cancellation of share
  options..................
Amortization of share
  options..................
Exercise of share
  options..................
Net income.................
BALANCE--DECEMBER 31,
  1999.....................
Cancellation of share
  options..................
Amortization of share
  options..................
Issuance of common shares,
  net......................
Unrealized holding loss on
  marketable securities....     $  (253)
Net income.................      10,891
                                -------
Comprehensive income.......     $10,638
                                =======
BALANCE--DECEMBER 31,
  2000.....................

                 See notes to consolidated financial statements

                                  CAMTEK LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 1,315    $   625    $ 10,891
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................      429        474         522
    Loss on disposal of fixed assets........................        1         18           1
    Compensation related to share options...................       72         70          32
    Changes in:
      Accounts receivable...................................   (2,294)      (577)     (3,401)
      Inventories...........................................       45     (3,142)     (4,126)
      Due from PCB Ltd. and affiliates......................                          (1,142)
      Other current assets..................................      164       (453)     (1,937)
      Deferred taxes........................................                             121
      Accounts payable......................................   (1,214)     1,084       4,166
      Other current liabilities.............................      872      1,479       4,826
      Accrued severance pay.................................                  31           5
                                                              -------    -------    --------
        Net cash provided by (used in) operating
          activities........................................     (610)      (391)      9,958
                                                              -------    -------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities.........................                         (33,365)
  Redemption of marketable securities.......................                           6,520
  Purchase of fixed assets..................................     (735)    (1,421)     (1,712)
  Proceeds from disposal of fixed assets....................       27         47         105
                                                              -------    -------    --------
        Net cash used in investing activities...............     (708)    (1,374)    (28,452)
                                                              -------    -------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common shares...................                          36,013
  Increase (decrease) in short-term bank credit.............    2,008      3,699      (5,863)
  Decrease in due to PCB Ltd. and affiliates................     (420)    (1,564)     (2,401)
  Exercise of share options.................................                 274
  Payments for deferred registration costs..................     (508)      (434)
                                                              -------    -------    --------
        Net cash provided by financing activities...........    1,080      1,975      27,749
                                                              -------    -------    --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     (238)       210       9,255
Cash and cash equivalents at beginning of period............      566        328         538
                                                              -------    -------    --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $   328    $   538    $  9,793
                                                              =======    =======    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest................................................  $   296    $   647    $    802

                 See notes to consolidated financial statements

                                  CAMTEK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 1--GENERAL

    Camtek Ltd. ("Camtek"), which was incorporated in Israel, is a majority owned (68%) subsidiary of PCB Ltd., an Israeli company that is listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automated optical inspection ("AOI") systems and related products used to detect defects in printed circuit boards during the manufacturing process.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION:

    The consolidated financial statements include the accounts of Camtek Ltd. and its subsidiaries, (collectively the "Company"), the principal subsidiary being Camtek USA, Inc, which is located and sells AOI systems in the United States. All material intercompany balances and transactions have been eliminated.

    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Israel and in the United States (as applicable to these financial statements, such accounting principles do not differ in any material respects).

(B) ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimates.

(C) FOREIGN CURRENCY TRANSACTIONS:

    The functional currency of the Company is the U.S. dollar. Substantially all revenues generated by the Company are from outside Israel and a majority thereof are received in U.S. dollars. In addition, most materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels ("NIS") where cost is linked to changes in the dollar/NIS exchange rate. A significant portion of the Company's expenses are incurred in Israel and paid for in NIS. Foreign currency gains and losses included in financial income (expense), net resulting from transactions not denominated in U.S. dollars were not material in 1998 and amounted to a loss of $155 in 1999 and a gain of $130 in 2000, respectively.

(D) CASH EQUIVALENTS:

    All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

(E) MARKETABLE SECURITIES:

    Marketable securities consist of commercial paper investments with strong credit ratings with a maturity greater than three months up to 18 months at the time of purchase. These securities, which are classified as available-for-sale, are carried at fair value, with unrealized gains and losses, net of any

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) tax effect, reported in shareholders' equity as accumulated other comprehensive income (loss). Amortization of premiums and discounts are included in interest income and are not material.

(F) INVENTORIES:

    Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined on a first-in first-out basis, or market.

(G) FIXED ASSETS:

    Fixed assets are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on a straight-line basis.

    Annual rates of depreciation are as follows:

Machinery and equipment..........................   10% - 20%   (mainly 20%)
Office furniture and equipment...................    6% - 20%    (mainly 6%)
Automobiles......................................   15% - 20%

(H) FAIR VALUES OF FINANCIAL INSTRUMENTS:

    The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and amounts due to or from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices which represents fair value. The carrying amounts of short-term bank credit and amounts due to or from PCB Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

(I) AMORTIZATION OF INTANGIBLES:

    Intangible assets, consisting of patents and related intellectual property purchased from a former shareholder $(297) and the excess of the purchase price over the underlying book value related to shares of the Company's stock acquired by PCB Ltd. from former shareholders $(628), are being amortized over a period of five years. Accumulated amortization at December 31, 1999 and 2000 was $670 and $849, respectively.

(J) RECOGNITION OF REVENUE:

    In the year ended December 31, 1999, the Company changed its method of recognizing revenue and retroactively restated its prior years financial statements to reflect the application of the new method. Prior to the change, the Company recognized revenue from sales of its products upon shipment of its systems to its customers. In December 1999, the staff of the Securities and Exchange Commission issued an accounting bulletin on revenue recognition which provides, among other matters, that when contractual acceptance provisions exist, the seller should not recognize revenue until acceptance occurs. Accordingly, when acceptance provisions exist, the Company changed its accounting policy from recognizing revenue upon shipment to recognizing revenue upon acceptance which, in general, occurs no earlier than at the time the Company installs the AOI system at the customer's premises.

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Total service fees are recognized at the time the service is provided or over the life of the service contract on a straight-line basis. Service fees aggregated $705, $1,911 and $2,591 for 1998, 1999 and 2000, respectively.

(K) WARRANTY:

    Estimated warranty obligations are charged to operations in the period in which the related sale is recognized. AOI systems are generally sold with a six to twelve month warranty.

(L) INCOME TAXES:

    The Company uses the liability method of accounting for income taxes. Deferred taxes, which may arise as a result of temporary differences between the reported amount of an asset or a liability in the balance sheet and its tax basis, will be recognized at their statutory rate. A valuation allowance may reduce any resulting deferred tax asset to the amount that is more likely than not to be realized.

(M) RESEARCH AND DEVELOPMENT:

    Research and development costs are expensed as incurred. Grants received from the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist (the "Chief Scientist"), for approved research and development programs are recognized upon the later of the time the costs related to a particular project are incurred and the time such project receives approval from the Chief Scientist.

(N) LONG-LIVED ASSETS:

    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a writedown to market value or discounted cash flow value is required.

(O) EARNINGS PER ORDINARY SHARE:

    Basic earnings per share is calculated utilizing only weighted average ordinary shares outstanding. Diluted earnings per share gives effect to dilutive potential ordinary shares outstanding during the reporting periods. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from assumed exercise of share options.

(P) COMPREHENSIVE INCOME:

    Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" requires the Company to report the changes in shareholders' equity from all sources during the period other than those resulting from investments by shareholders and comprehensive income. Comprehensive income which includes, in addition to net income, unrealized gains and losses as marketable securities, is displayed in the statements of changes in shareholders' equity.

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(Q) NEW ACCOUNTING PRONOUNCEMENT:

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which; as amended, is required to be adopted in years beginning after June 15, 2000. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of December 31, 2000, the Company has no outstanding derivative positions. Accordingly, initial adoption of SFAS 133 as of January 1, 2001, will not have any effect on the Company's financial statements.

NOTE 3--INVENTORIES

                                                                DECEMBER 31,
                                                             -------------------
                                                               1999       2000
                                                             --------   --------
Components.................................................   $2,673    $ 3,351
Systems partially completed................................      639      1,203
Completed systems, including systems not yet purchased at
  customer locations.......................................    3,262      6,146
                                                              ------    -------
                                                              $6,574    $10,700
                                                              ======    =======

NOTE 4--OTHER CURRENT ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Due from Government of Israel departments and agencies......   $  560     $1,320
Due from employees..........................................      187        170
Income receivable...........................................      160        705
Deferred Taxes..............................................                 179
Other.......................................................      254        795
                                                               ------     ------
                                                               $1,161     $3,169
                                                               ======     ======

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 5--FIXED ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Building under construction and underlying land ($425)......   $1,000     $2,089
Machinery and equipment.....................................    1,444      1,885
Office furniture and equipment..............................      477        580
Automobiles.................................................      499        324
                                                               ------     ------
                                                                3,420      4,878
Less accumulated depreciation...............................      865      1,060
                                                               ------     ------
                                                               $2,555     $3,818
                                                               ======     ======

    In September 1998, the Company entered into a lease for a building in Israel to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor. Both the lease payments and the option price will equal the cost of constructing the building, plus financing costs and $595,000 for the land, less any grants received. In addition, if the option is exercised, the option price is reduced for any payments made under the lease. The lease is for a term of 23 years and 8 months and commences upon completion of construction. The Company intends to exercise the option. As the Company is providing construction financing, it is being treated as the owner of the land and building.

NOTE 6--SHORT-TERM BANK CREDIT

    As of December 31, 1999 the Company had outstanding loans payable of $1,858 under two line of credit agreements with a bank which bore interest at the Israeli prime rate plus 1% and 3%, respectively (13.7% and 15.7%). The Company also had a short-term loan payable to the bank of $4,936 (NIS 20,500), bearing interest at 13%. The loan was being extended on a monthly basis. The credit agreements expired and the loans were repaid during 2000.

    Since June 30, 2000, the Company has a revolving short-term bank loan which provides for borrowing of up to approximately $942 (Euro 1,000) bearing interest at 6%. The loan is being extended on a monthly basis. The outstanding balance at December 31, 2000 was $931. Borrowings under the bank loan are collateralized by all of the assets of the Company, and are guaranteed by PCB Ltd.

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 7--OTHER CURRENT LIABILITIES

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Accrued compensation and related benefits...................   $  872     $2,286
Government of Israel departments and agencies (substantially
  for royalties)............................................      526      2,234
Accrued warranty costs......................................      614      1,327
Commissions.................................................      791        845
Advances from customers.....................................      605      1,360
Other.......................................................      351        533
                                                               ------     ------
                                                               $3,759     $8,585
                                                               ======     ======

NOTE 8--SEVERANCE PAY

    Israeli law requires payment of severance pay in certain circumstances. The Company's severance pay liability to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds, recognized pension funds and by purchase of managers' insurance policies.

    The amounts accrued and the portion funded with severance pay funds and by purchase of insurance policies are composed as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Accrued severance pay.......................................    $265       $220
Less amounts funded.........................................     206        156
                                                                ----       ----
Unfunded balance............................................    $ 59       $ 64
                                                                ====       ====

    The Company may only make withdrawals from the funds for the purpose of paying severance pay.

    The severance pay liabilities covered by the pension funds are not reflected in the above amounts, as the severance pay liabilities have been irrevocably transferred to the pension funds.

    Severance pay expense was $222, $225 and $353 in 1998, 1999 and 2000, respectively.

NOTE 9--COMMITMENTS, CONTINGENT LIABILITIES AND OTHER

(A) ROYALTIES:

    (1) The Company is committed to pay royalties to the Government of Israel on sales of products in which the Government participates by way of research and development grants, up to the amount of the grants received for certain projects. Since January 1, 1996, the royalty rates have been between 4% - 6% of revenues. The maximum royalty payable by the Company on future sales approximates $2,231 at December 31, 2000.

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 9--COMMITMENTS, CONTINGENT LIABILITIES AND OTHER (CONTINUED)
    (2) In 1989, PCB Ltd. invested approximately $645 (NIS 1,000) in the Company's research and development. In return, the Company agreed to pay royalties to PCB Ltd. of .5% of aggregate sales of the systems, purchase circuit boards from PCB Ltd. at prevailing market prices and to grant PCB Ltd. favored customer status in its purchase of AOI systems. The obligation of the Company to pay PCB Ltd. the aforementioned royalties terminated for sales made after December 31, 1999.

    (3) Royalty expense totaled $915, $1,075 and $2,391 in 1998, 1999 and 2000, respectively, including amounts to PCB Ltd. (see Note 16).

(B) OPERATING LEASES:

    (1) The Company has entered into an operating lease agreement with PCB Ltd. for an administrative office and research and development facilities which expires in December 2001 and provides for an annual rental of $48. At January 1, 2000, the Company leased additional space and the aggregate annual rental increased to $77. As of December 31, 2000, minimum future rental payments under the lease amount to $77.

    (2) Effective January 1, 1998, the Company entered into a cancelable four-year term operating lease for production facilities in Migdal Haemek, Israel. The annual rental approximates $53 through 2001 and will increase to $59 thereafter. Effective October 1, 2000, the Company entered into another three-year term operating lease for production facilities in Migdal Haemek, Israel. The annual rental approximates $18 through 2003.

    (3) The Company's subsidiaries have entered into various operating lease agreements. As of December 31, 2000, minimum future rental payments under these leases amount to $222.

    (4) Aggregate rent expense amounted to $182, $291 and $317 in 1998, 1999 and 2000, respectively.

    (5) At October 2000, the Company entered into an operating lease of vehicles for a period of 44 months. As of December 31, 2000, the minimum future rental payments are approximately $694.

(C) PATENT INFRINGEMENT ALLEGATION:

    On July 21, 1998, the Company received a letter from Orbotech Ltd., a principal competitor, alleging, among other things, infringement of an Israeli patent and unjust enrichment due to misappropriation of confidential information by the Company with respect to certain technologies used in the manufacture and design of certain of the Company's products. Management believes that Orbotech's allegations are without merit; nevertheless, a final judicial decision adverse to the Company with respect to these allegations could have a material adverse effect on the Company's business, financial condition and results of operations. Any litigation could involve substantial expenditures by the Company and diversion of management's attention.

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 9--COMMITMENTS, CONTINGENT LIABILITIES AND OTHER (CONTINUED)
(D) VALUATION AND QUALIFYING ACCOUNTS:

    The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31.

                                      BALANCE AT     CHARGED                 BALANCE AT
                                     BEGINNING OF   COSTS AND                  END OF
                                        PERIOD      EXPENSES    DEDUCTIONS     PERIOD
                                     ------------   ---------   ----------   ----------
1998...............................      $(289)       $(407)       $172         $(524)
1999...............................      $(524)       $(171)       $144         $(551)
2000...............................      $(551)       $(226)       $122         $(655)

NOTE 10--CONCENTRATION OF RISK

    During the year ended December 31, 1998, sales to one customer aggregated 12.6% of revenue. During the years ended December 31, 1999 and 2000, no customer accounted for 10% or more of the Company's revenue.

    At December 31, 1999, accounts receivable from two customers approximated $899 and $765, respectively. At December 31, 2000, accounts receivable from one customer approximated $1,120.

NOTE 11--SHAREHOLDERS' EQUITY

(A) INITIAL PUBLIC OFFERING:

    In July 2000, the Company sold 5,835,000 shares of its common stock in an initial public offering ("IPO"). In connection therewith, the Company received proceeds of $35,729, net of offering costs of $5,756, including $942 of costs deferred as of December 31, 1999. In addition, $640 of tax benefits related to the offering costs have been credited to additional paid-in-capital.

(B) ORDINARY SHARES:

    In February 2000, the Company changed its designation of ordinary A shares to ordinary shares. On July 11, 2000, the Board of Directors approved a 2 for 1 ordinary share split. Share and per share amounts in the accompanying consolidated financial statements give retroactive effect to the split.

(C) SHARE OPTIONS:

    In September 1997, the Company's Board of Directors adopted three share option plans for key employees, one of which covers employees in Israel and the others cover employees in the United States and Europe. Options granted under those plans are vested up to 50% after two years of continued employment with an additional 25% vesting after each of years three and four, unless otherwise determined by the Board of Directors. Vested options are exercisable for two years beginning on the later of July 28, 2000, the date the Company's shares began trading on NASDAQ or the date of vesting.

    In July 2000, the Board of Directors adopted a fourth option plan. Options granted under the plan for officers and directors are vested up to 25% after one year and the remaining 75% are

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 11--SHAREHOLDERS' EQUITY (CONTINUED) proportionally vested on a monthly basis during the following three-year period, unless otherwise determined by the Board. Vested options are exercisable for five years. The plans are administered by the Board of Directors, which designates the recipients, number of options granted and exercise price.

    In August 2000, the Company granted an aggregate of 200,000 stock options to two executive officers of the Company at an exercise price equal to the quoted market price on the date of grant. These options were granted outside the above mentioned plans.

    Options to purchase an aggregate of 1,473,128 ordinary shares may be granted under these plans, of which 1,294,042 options have been granted through December 31, 2000. The exercise price of options granted during 1998 was less than the estimated fair value of the Company's common stock at the date of grant. The exercise price of options granted during 1999 and 2000 was at or above the estimated fair value or, after the Company's IPO, quoted market price of the Company's common stock at the date of grant.

    Share option activity during the years is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------------------
                                           1998                   1999                    2000
                                   --------------------   ---------------------   --------------------
                                               WEIGHTED                WEIGHTED               WEIGHTED
                                    NUMBER     AVERAGE      NUMBER     AVERAGE     NUMBER     AVERAGE
                                      OF       EXERCISE       OF       EXERCISE      OF       EXERCISE
                                    SHARES      PRICE       SHARES      PRICE      SHARES      PRICE
                                   ---------   --------   ----------   --------   ---------   --------
Outstanding at January 1.........  1,519,620    $0.42      1,714,128    $0.52       735,980    $1.95
Granted..........................    194,508     1.33        345,456     2.66       627,289     7.26
Cancelled........................                            (82,604)    1.33       (69,227)    3.68
Exercised........................                         (1,241,000)    0.22
                                   ---------              ----------              ---------
Outstanding at year end..........  1,714,128     0.52        735,980     1.95     1,294,042     4.43
                                   =========              ==========              =========
Shares exercisable at year end...  1,241,000     0.22        119,410     1.33       250,462     1.33
                                   =========              ==========              =========

    The following table summarizes information about stock options at December 31, 2000:

                               WEIGHTED
                                AVERAGE
                               REMAINING    WEIGHTED                 WEIGHTED
                              CONTRACTUAL   AVERAGE                  AVERAGE
   RANGE OF       NUMBER         LIFE       EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE  OUTSTANDING    IN YEARS      PRICE     EXERCISABLE    PRICE
--------------  -----------   -----------   --------   -----------   --------
    $1.33          383,013        2.0        $1.33       250,462      $1.33
    $2.66          300,396        3.5        $2.66
$7.00 to $8.00     610,633        3.0        $7.26
                 ---------                               -------
                 1,294,042        2.8        $4.43       250,462      $1.33
                 =========                               =======

    The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock-based compensation to employees and, accordingly, recognizes compensation expense for the

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 11--SHAREHOLDERS' EQUITY (CONTINUED)

difference between the fair value of the underlying ordinary shares and the exercise price of the option at the date of grant. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"
("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, however, allows the Company to continue to measure the compensation cost of employees in accordance with APB 25, but requires the Company to disclose pro forma information regarding net income and per share data determined as if the Company had accounted for its employee share options under the fair value method of that statement.

    Pro forma net income and per share data, had the Company adopted the fair value method of SFAS 123, is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1998       1999       2000
                                                      --------   --------   --------
Pro forma:
  Net income........................................   $1,171      $480     $10,358
                                                       ------      ----     -------
  Earnings per ordinary share--basic................   $  .08      $.03     $   .55
                                                       ======      ====     =======
  Earnings per ordinary share--diluted..............   $  .07      $.03     $   .54
                                                       ======      ====     =======

    The weighted average fair value of the options granted during 1998, 1999 and 2000 in applying the fair value method was estimated at $2.05, $2.09 and $4.83 respectively, using the Black-Scholes pricing model with the following assumptions:

                                          1998 GRANT   1999 GRANT    2000 GRANT
                                          ----------   ----------   -------------
Dividend yield..........................        0            0            0
Volatility..............................       40%          40%          93%
Risk-free interest rate.................     5.71%        5.80%     5.71% - 6.54%
Expected life...........................        4            4            4

NOTE 12--MONETARY BALANCES IN NONDOLLAR CURRENCIES

                                                                  DECEMBER 31,
                                      ---------------------------------------------------------------------
                                                    1999                                2000
                                      ---------------------------------   ---------------------------------
                                      ISRAELI CURRENCY(A)      OTHER      ISRAELI CURRENCY(A)      OTHER
                                      --------------------   NONDOLLAR    --------------------   NONDOLLAR
                                      UNLINKED   LINKED(B)   CURRENCIES   UNLINKED   LINKED(B)   CURRENCIES
                                      --------   ---------   ----------   --------   ---------   ----------
Assets--current.....................   $  732     $    2       1,273       $2,845     $1,170       3,178
Liabilities--current................    9,616      2,041         645        8,011                  1,785

------------------------

(a) The above does not include balances in Israeli currency linked to the dollar.

(b) To the Israeli CPI.

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 13--GEOGRAPHIC INFORMATION

    Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of product as follows:

                                                              REVENUES
                                                   ------------------------------
                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1998       1999       2000
                                                   --------   --------   --------
United States....................................  $ 9,210    $ 5,413    $10,940
Europe...........................................    4,385      4,990      8,788
Japan............................................      523      1,322      4,791
Taiwan...........................................    4,182      6,045      6,372
China............................................    1,326      1,306      9,589
Other Asia.......................................      499      3,984      9,303
Rest of the world................................      218        832      3,342
                                                   -------    -------    -------
                                                   $20,343    $23,892    $53,125
                                                   =======    =======    =======

NOTE 14--SELECTED INCOME STATEMENT DATA

(A) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1998       1999       2000
                                                     --------   --------   --------
Selling............................................   $5,274     $6,224    $ 9,982
General and administrative.........................    1,574      1,603      2,328
                                                      ------     ------    -------
                                                      $6,848     $7,827    $12,310
                                                      ======     ======    =======

(B) FINANCIAL AND OTHER INCOME (EXPENSE), NET:

    Financial and other income (expense) net includes interest income of $35
(1998), $15 (1999) and $896 (2000) and interest expense of $536 (1998), $700
(1999) and $816 (2000).

NOTE 15--TAXES ON INCOME

(A) TAX BENEFITS UNDER THE LAW FOR ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959:

    The Company's production facilities have been granted "approved enterprise" status under the above law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of ten years (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier), commencing in the first year in which the approved enterprise first generates taxable income due to the fact that the Company operates in Zone "A" in Israel.

    The period of benefits relating to the recent approved enterprise production facilities will expire in 2010. The tax benefits with regard to the first approved enterprise production facilities expired on

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 15--TAXES ON INCOME (CONTINUED)
December 31, 1999. In the event of distribution of cash dividends from tax exempt income, the Company would have to pay the 25% tax in respect of the amount distributed (the amount distributed for this purpose includes the amount of the Company's tax that applies as a result of the distribution). The Company has decided to reinvest the amount of the tax exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax exempt income.

    Undistributed taxable earnings in Israel, for which taxes have not been provided, aggregated $14,131 at December 31, 2000. The amount of tax that would be owed if such amounts were distributed would be approximately $3,533 at December 31, 2000.

    The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

(B) MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (THE "INFLATIONARY ADJUSTMENTS LAW"):

    Under this law, results for tax purposes are measured on a real basis--adjusted to the increase in the Israeli CPI. These financial statements are presented in dollars. The difference between the change in the Israeli CPI and in the exchange rate of the dollar, both on annual and cumulative bases, will cause a difference between taxable income and income reflected in these financial statements.

(C) TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

    The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to claim public issuance expenses as a deduction for tax purposes.

(D) LOSS OF NON-ISRAELI SUBSIDIARIES:

    Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

    As of December 31, 2000, Camtek USA, Inc., a United States subsidiary of the Company, has utilized its net operating loss carryforwards. The Company has a deferred tax asset of $431 and $307 at December 31, 1999 and 2000, respectively. The deferred tax asset relates to future tax benefits attributable to deductible temporary differences related to accrued warranties, allowance for returns and doubtful accounts, and deferred fee income in 2000 and included net operating loss carryforwards in 1999. The valuation allowance increased by $125 and $256 in 1998 and 1999, respectively and decreased by $20 during 2000.

(E) TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 15--TAXES ON INCOME (CONTINUED)
    The following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Income before taxes on income(a)............................   $1,315    $   625    $11,739
                                                               ======    =======    =======
Theoretical tax on the above amount at 36%..................   $  473    $   225    $ 4,226

Less tax benefits arising from "approved enterprises".......      881        482      3,323
                                                               ------    -------    -------
                                                                 (408)      (257)       903
Increase (decrease) in taxes resulting from:
  Losses of subsidiaries for which no tax benefit has been
    recognized..............................................      125        256        488
  Permanent differences, including difference between
    Israeli CPI-adjusted tax returns and dollar-adjusted
    financial statements--net...............................      308       (110)      (385)
  Other.....................................................      (25)       111         91
  Decrease in taxes resulting from utilization of
    carryforward tax losses in the United States for which
    deferred tax benefits were not provided in previous
    years...................................................                           (249)
                                                               ------    -------    -------
Actual tax expense..........................................   $    0    $     0    $   848
                                                               ======    =======    =======
(a) Consists of income (loss) as follows:
  Taxable in Israel.........................................   $1,922    $ 2,307    $12,403
  Taxable outside of Israel.................................     (607)    (1,682)      (664)
                                                               ------    -------    -------
                                                               $1,315    $   625    $11,739
                                                               ======    =======    =======
Per share effect of tax benefits from "approved
  enterprises":
  Basic.....................................................   $  .06    $   .03    $   .14
  Diluted...................................................   $  .05    $   .03    $   .14

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 15--TAXES ON INCOME (CONTINUED)
    Deferred tax assets consist of the following at December 31:

                                                                1999       2000
                                                              --------   --------
Current:
  Provision for returns and rejections......................   $  66      $  101
  Accrued warranty..........................................      33         110
  Unearned revenue..........................................      83          93
  Net operating losses of subsidiaries......................     511         750
  Accrued vacation..........................................                  37
                                                               -----      ------
                                                                 693       1,091
  Valuation allowance.......................................    (693)       (912)
                                                               -----      ------
  Current deferred tax asset, net of allowance..............   $   0         179
                                                               =====      ======
Long-term:
  Offering costs............................................                 428
  Other.....................................................                  20
                                                                          ------
                                                                             448
                                                                          ------
                                                                          $  627
                                                                          ======

NOTE 16--TRANSACTIONS WITH RELATED PARTIES

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1998       1999       2000
                                                        --------   --------   --------
Rent expense to PCB Ltd. (Note 9(6)(1))...............    $ 42      $  48      $   77
Royalty expense to PCB Ltd. (Note 9(a)(2))............     102        119
Administrative expenses from PCB Ltd..................     166
Purchases from PCB Ltd................................     206         96       1,636
Interest expense to PCB Ltd...........................     146         75          44
Participation of PCB Ltd. in expenses of the
  Company.............................................     (37)      (100)       (100)
Sales to PCB Ltd......................................     (71)      (824)       (698)

    On January 1, 1998, the Company and PCB Ltd. entered into a Services Agreement replacing their previous agreement with regard to the provision of services by PCB Ltd. to the Company. Under the Services Agreement, PCB Ltd. provides certain services to the Company, including bookkeeping, payroll and maintenance. The consideration to be paid by the Company is generally calculated as a percentage of the actual costs in providing these services based on the relative portion of each service rendered to the Company out of the total costs for each service incurred by PCB Ltd. The term of the Services Agreement is four years which automatically extends for one year periods, unless written notice of termination is given three months prior to the end of the initial term or any extension thereof. Management believes the allocation method used is reasonable.

                                  CAMTEK LTD.

                           DECEMBER 31, 1999 AND 2000

                                 (IN THOUSANDS)

NOTE 16--TRANSACTIONS WITH RELATED PARTIES (CONTINUED)
    On January 1, 1998, the Company and PCB Ltd. also entered into a Management Services Agreement under which the Company provides to PCB Ltd. management services of Rafi Amit and Yotam Stern, Chief Executive Officer and Chief Financial Officer of the Company, respectively. Prior to such date, such individuals were employed by PCB Ltd. PCB shall pay monthly to the Company a portion of compensation costs with respect to Mr. Amit's and Mr. Stern's employment, which portion shall be calculated on the basis of the actual amount of time spent in rendering such services in relation to the Company's total monthly compensation costs with respect to Mr. Amit's and Mr. Stern's employment. Either the Company or PCB Ltd. may terminate the Management Services Agreement upon prior written notice of one year or three months, respectively. Management believes the allocation method used is reasonable.

    On January 1, 1998, the Company entered into a loan agreement with PCB Ltd. with respect to the repayment of loans granted to the Company, beginning in 1995. On December 31, 1998, amounts previously owed to affiliates were assumed by PCB Ltd. and were also to be repaid pursuant to the terms of the loan agreement. The $1,685 outstanding principal amount of the loan as of December 31, 1999 was linked to the Israeli CPI since January 1, 2000 and provided for annual interest of 4%. Since June 2000 the loan was linked to the differences between the US dollar and the NIS currency exchange rate and provided for annual interest of 6.5%. According to the agreement, the loan was repaid after completion of the company's initial public offering.