Form 20-F
period 2001-12-31
CAMTEK LTD
filed 2002-06-27
CIK 1109138

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)

/ / Registration statement pursuant to Section 12(b) or (g) of the Securities
    Exchange Act of 1934

                                       or

/X/ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

                                       or

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934

For the transition period from ________ to ________

                      Commission file number _____________

                                   CAMTEK LTD.
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

       RAMAT GAVRIEL INDUSTRIAL ZONE, P.O. BOX 544, MIGDAL HAEMEK, ISRAEL
                    (Address of principal executive offices)

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

                 22,138,308 Ordinary Shares, par value NIS 0.01

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

     Item 17 / / Item 18 /X/

                                TABLE OF CONTENTS

                                                                                   PAGE
                                                                                   ----
PART I................................................................................2

 Item 1.   Identity of Directors, Senior Management and Advisers......................2

 Item 2.   Offer Statistics and Expected Timetable....................................2

 Item 3.   Key Information............................................................2

 Item 4.   Information on the Company................................................12

 Item 5.   Operating and Financial Review and Prospects..............................20

 Item 6.   Directors, Senior Management and Employees................................28

 Item 7.   Major Shareholders and Related Party Transactions.........................36

 Item 8.   Financial Information.....................................................38

 Item 9.   The Offer and Listing.....................................................38

 Item 10.  Additional Information....................................................40

 Item 11.  Quantitative and Qualitative Disclosures About Market Risk................50

 Item 12.  Description of Securities Other than Equity Securities....................51

PART II..............................................................................52

 Item 13.  Defaults, Dividend Arrearages and Delinquencies...........................52

 Item 14.  Material Modifications to the Rights of Security Holders and Use of
           Proceeds..................................................................52

 Item 15.  [Reserved]................................................................53

 Item 16.  [Reserved]................................................................53

PART III.............................................................................54

 Item 17.  Financial Statements......................................................54

 Item 18.  Financial Statements......................................................54

 Item 19.  Exhibits..................................................................54

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

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.

          Not Applicable.

ITEM 3.   KEY INFORMATION.

          A.   SELECTED CONSOLIDATED FINANCIAL DATA.

      Camtek derived the statement of operations data for the years ended December 31, 1999, 2000 and 2001, and balance sheet data as of December 31, 2000 and 2001 from the audited consolidated financial statements in this annual report. These statements were jointly audited by Goldstein Sabo Tevet and Eisner, LLP, independent auditors. Camtek derived the statement of operations data for the year ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 from audited financial statements that are not included in the annual report. Historical results are not necessarily indicative of results to be expected in the future or for the full year.

      For all fiscal periods for which consolidated financial data are set forth below, our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

                                                               YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                   1997      1998       1999      2000      2001
                                                  -------   -------   -------   -------   -------
                                                       (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................   $15,733   $20,343   $23,892   $53,125   $44,068
Cost of revenues...............................     6,602    10,095    12,159    24,156    21,651
                                                  -------   -------   -------   -------   -------
Gross profit...................................     9,131    10,248    11,733    28,969    22,417
Research and development cost:
   Expenses....................................     2,138     3,503     4,307     7,037     9,017
Purchased in process research and
development....................................        --        --        --        --     3,634
   Less royalty-bearing participations from
   the Government of Israel....................       565     1,177     1,888     2,086        --
                                                  -------   -------   -------   -------   -------

   Research and development costs, net.........     1,573     2,326     2,419     4,951    12,651
Selling, general and administrative expenses...     5,429     6,848     7,827    12,310    14,178
Restructuring expenses.........................        --        --        --        --       547
                                                  -------   -------   -------   -------   -------
Operating income (loss)........................     2,129     1,074     1,487    11,708    (4,959)
Financial and other (expenses) income, net.....      (137)      241      (862)       31     1,400
                                                  -------   -------   -------   -------   -------
Income (loss) before income taxes..............     1,992     1,315       625    11,739    (3,559)
Provision for income taxes.....................        --        --        --      (848)     (152)
                                                  -------   -------   -------   -------   -------
Net income (loss)..............................   $ 1,992   $ 1,315   $   625   $10,891   $(3,711)
                                                  =======   =======   =======   =======   =======
Earnings (loss) per ordinary shares
   outstanding
   Basic.......................................   $  0.13   $  0.09   $  0.04   $  0.58   $ (0.17)
                                                  =======   =======   =======   =======   =======
   Diluted.....................................   $  0.12   $  0.08   $  0.04   $  0.57   $ (0.17)
                                                  =======   =======   =======   =======   =======

Weighted average number of shares outstanding:
                                                               YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                   1997      1998       1999      2000      2001
                                                  -------   -------   -------   -------   -------
                                                       (In Thousands, except per share data)
   Basic......................................     15,020    15,020    15,226    18,692    22,043
   Diluted....................................     16,130    16,494    16,422    19,202    22,043

                                                                   DECEMBER 31,
                                                  -----------------------------------------------
                                                   1997      1998       1999      2000      2001
                                                  -------   -------   -------   -------   -------
                                                                 (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents......................   $   566   $   328   $   538   $ 9,793   $ 7,029
Working capital (deficiency)...................      (588)       12      (304)   45,492    34,852
Total assets...................................    10,283    12,915    18,613    65,727    61,254
Total debt.....................................     5,474     6,854     8,479       931     4,816
Shareholders' equity...........................     1,034     2,420     3,389    49,770    46,021

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

                      RISK FACTORS RELATED TO OUR BUSINESS

THE MAIN MARKET WE SERVE, THE PRINTED CIRCUIT BOARD INDUSTRY, IS CURRENTLY EXPERIENCING A PROLONGED AND SEVERE DOWNTURN, AND IT IS DIFFICULT TO PREDICT THE LENGTH OF THE DOWNTURN OR THE TIMING OR STRENGTH OF A RECOVERY.

      Historically, we derived all of our revenues, and we expect to continue to derive a majority of our revenues from sales of our AOI systems and related services for the printed circuit board industry. Our business depends in large part upon capital expenditures by printed circuit board manufacturers, which in turn depend upon the current and anticipated demand for products using printed circuit boards. The printed circuit board industry is experiencing a prolonged and severe downturn, which is reflected in a steep decline in the sales of printed circuit boards. As a result, the overall rate of capital spending by printed circuit board manufacturers has been sharply cut, and sales of our products to these manufacturers have declined. As a result of the general economic decline, we have provided some of our customers with extended payment cycles. Consequently, we have experienced longer accounts receivable payment cycles. If any of our customers become insolvent or have difficulties meeting their financial obligations to us, we may suffer additional losses.

      Furthermore, many of our customers are currently experiencing a period of excess capacity, and it is not clear how long after a recovery in sales of printed circuit boards begins demand for our AOI systems will start to grow. We cannot predict the length of the downturn or the timing or strength of a recovery. If this downturn continues, our sales will continue to be low and may decrease further. In addition, we have only a limited ability to reduce expenses during any period of a downturn in demand because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur further losses.

WE HAVE RECENTLY ENTERED TWO NEW MARKETS: THE SEMICONDUCTOR PACKAGING INDUSTRY AND THE MICROELECTRONICS INDUSTRY. IF THESE MARKETS FAIL TO GROW OR IF OUR PRODUCTS ARE NOT ACCEPTED IN THESE MARKETS, OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED.

      We recently began sales of products for the inspection of high density interconnect substrates, or HDI-S, to serve the semiconductor packaging industry and for the inspection of wafers, which are silicon disks from which individual chips are diced, to serve the microelectronics industry. The rate of our future success in these markets depends on the development and rate of growth of the market for intelligent optical inspection technology in these industries and on the acceptance of our products. The markets for intelligent optical inspection systems in the semiconductor packaging and the microelectronics industries are currently emerging and may not fully develop, whether as a result of competition, alternative technologies, changes in technology, changes in product standards or otherwise. If widespread acceptance of intelligent optical inspection technology does not develop in these industries, our success will be adversely affected. Furthermore, our sales depend upon the adoption of our products by manufacturers in these industries. If these markets do not develop or grow or if manufacturers do not find our products to be appropriate for their use, our future sales could suffer.

TECHNOLOGY IN THE MARKETS IN WHICH WE OPERATE IS RAPIDLY EVOLVING, AND WE MAY NOT BE ABLE TO KEEP PACE WITH THESE CHANGES OR WITH EMERGING INDUSTRY STANDARDS. THIS COULD RESULT IN A LOSS OF REVENUES.

      The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Potential new technologies and improvements to existing production equipment and methods could improve production yields, thereby lowering the cost-benefit equation currently justifying the use of our products in these industries. In addition, new technologies could emerge as alternatives to using our products.

      Our future success will depend on our ability to enhance our existing products and to develop and introduce new technologies for intelligent optical inspection of printed circuit boards, HDI-S and wafers. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers. Our failure to keep pace with technological changes, with products offered by our competitors and with emerging industry standards could damage our reputation and adversely affect our ability to attract new business and generate revenues.

THE MARKETS WE SERVE ARE HIGHLY COMPETITIVE, THERE IS A DOMINANT MARKET PARTICIPANT FOR AOI SYSTEMS FOR THE PRINTED CIRCUIT BOARDS INDUSTRY AND SOME OF OUR COMPETITORS HAVE GREATER RESOURCES, WHICH MAY MAKE IT DIFFICULT FOR US TO MAINTAIN PROFITABILITY.

      Competition in the markets we serve is intense. Competition has increased further due to a decline in demand for our products resulting from the general economic downturn. If this trend continues, it could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new higher performance products with higher prices, our operating results may be seriously harmed.

      Competitors currently sell products that provide similar benefits to those that we sell. Our principal direct competitor in the sale of AOI systems for the printed circuit board industry is Orbotech Ltd., an Israeli company, which currently commands a substantial majority of the market for AOI systems and services for printed circuit board manufacturers. We also compete against other companies in the semiconductor packaging and the microelectronics industries.

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

IF WE ARE NOT ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

      We differentiate our products and technologies through the use of our proprietary software, our image processing algorithms and the integration of our advanced hardware components. We rely on a combination of copyrights, trade secrets, patents, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property, including both hardware and software components of our products. These measures may not be adequate to protect our proprietary technology, and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD RESULT IN CLAIMS AGAINST US.

      Third parties may assert claims that we have violated patents or that we have infringed upon their intellectual property rights. Intellectual property claims have been asserted against us in the past and may be asserted against us in the future. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management's attention away from our business.

IF ONE OR MORE OF OUR THIRD-PARTY SUPPLIERS OR SUBCONTRACTORS DO NOT PROVIDE US WITH KEY COMPONENTS OR SUBSYSTEMS, THEN WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS IN A TIMELY MANNER AND WE MAY INCUR SUBSTANTIAL COSTS TO OBTAIN THESE COMPONENTS FROM ALTERNATE SOURCES.

      Currently, we rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We have not signed agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. An interruption in supply from these sources or an unexpected termination of the manufacture of key components or subsystems would, therefore, disrupt production and adversely affect our ability to deliver products to our customers. An unexpected termination of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products since we do not develop and supply these components and subsystems in-house.

WE DEPEND ON A FEW LARGE ORDERS, AND THE INABILITY TO GENERATE THOSE ORDERS IN ANY GIVEN PERIOD COULD HAVE A DISPROPORTIONATE IMPACT ON OUR REVENUE.

      Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. For example, in 2000, three customers accounted for about 12.4% of our total revenue, and in 2001, two customers accounted for about 10.0% of our total revenues. Based on our experience, we expect that the identity of our customers may change from period to period. We have not entered into long-term agreements with any of our large customers nor have we secured commitments to purchase any specific quantities of our products from any of our customers. If we do not receive large orders from customers in any given period, we may not be able to meet our sales expectations for that period.

DUE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES, THE PRICES OF OUR PRODUCTS MAY BECOME LESS COMPETITIVE OR WE MAY INCUR ADDITIONAL EXPENSES.

      Foreign currency fluctuations may affect the prices of our products. Our prices in most countries outside of Europe are denominated in dollars. In those countries, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In 2001, we derived approximately 17.7% of our revenues from customers in Europe where our prices are mainly denominated in euros. A devaluation of the euro as compared to the dollar can cause our revenues to decrease in dollar terms. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations.

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

      -    the cyclical nature of the electronics industry;

      -    the size, timing and shipment of orders;

      -    customer budget cycles and installation schedules;

      -    product introductions;

      -    the timing of new product upgrade or enhancement announcements; and

      -    interest and exchange rates.

      For example, the introduction of new products or new versions of existing products for the same market segment in the past often resulted in a decline in the sales of our older products and product versions.

WE DEPEND ON A LIMITED NUMBER OF KEY PERSONNEL WITH PARTICULAR KNOWLEDGE OF THE INDUSTRIES IN WHICH WE OPERATE AND TECHNOLOGIES WE DEVELOP WHO WOULD BE DIFFICULT TO REPLACE.

      Our continued growth and success largely depends on the managerial and technical skills of the members of our senior management and on our ability to recruit and retain highly skilled technical, manufacturing, managerial, financial and marketing personnel. The labor market in which we operate is competitive during periods of economic growth, and, as a result, we may not be able to retain and recruit key personnel during such periods. In particular, we may find it difficult to hire key personnel with the requisite knowledge of our business, products and technologies. Our failure to hire, retain, or adequately train key personnel could have a negative impact on our performance.

IN THE EVENT OF AN ECONOMIC RECOVERY, WE MAY ENCOUNTER DIFFICULTIES IN EXPANDING OUR OPERATIONS AND PURCHASING KEY COMPONENTS AND SUBSYSTEMS TO MEET INCREASED CUSTOMER DEMAND.

      In the event of an economic recovery, our operations will have to expand in order to meet increasing customer demands. Our growth will depend in large part on our ability to manage our expanding operation and may place a significant strain on our engineering, technical, administrative, operational, financial and marketing resources, as well as increased demands on our systems and controls. If we expand our operations, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. During periods of economic growth, competition for qualified engineering and technical personnel is intense in Israel. There are a limited number of persons with the requisite knowledge and experience in our business, products and other necessary technology areas. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be successful in attracting, integrating and retaining those new employees. Also, in the event of an economic recovery, our suppliers and subcontractors may be unable to meet our increased demand for key components and subsystems.

      Our inability to satisfy any increase in customer orders could result in the loss of customers or could cause customers to seek alternative sources for products. Our inability to expand our operating and financial control systems, recruit and hire necessary personnel, successfully integrate new personnel into our operations, or purchase key components could adversely affect our ability to grow and to respond to any economic recovery.

PRIORTECH LTD. HAS SUBSTANTIAL CONTROL OVER MOST MATTERS SUBMITTED TO A VOTE OF OUR SHAREHOLDERS, THEREBY LIMITING YOUR POWER TO INFLUENCE CORPORATE ACTION.

      Priortech Ltd., formerly PCB Ltd., beneficially owns 68.3% of our issued ordinary shares, or 69.1% issued ordinary shares without giving effect to the 250,000 shares held by us. As a result, Priortech has the power to control the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. The equity interest of Priortech will make it impossible to obtain shareholder approval without Priortech's consent on matters requiring shareholder approval. We recently announced our intention to make a rights offering of ordinary shares to our current shareholders, subject to required approvals. Priortech has expressed its intention to exercise its rights under this anticipated offering, and, as a result, its percentage ownership of us could increase. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

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

OUR OPERATING RESULTS COULD BE NEGATIVELY IMPACTED IF WE ARE UNABLE TO OBTAIN THE NECESSARY RESOURCES TO MAINTAIN OUR OPERATIONS AND INVEST IN OUR FUTURE.

      Although the markets we serve are currently in a downturn, we need to maintain our current operations and to prepare for any potential recovery in these markets by continuing to invest in certain areas of our business. These investments require us to use existing cash reserves to fund our research and development activities, to fund the development of new products and to respond to unanticipated developments, increasing customer demands or competitive pressures.

      Our cash reserves are currently at a level of approximately $11.0 million. If our cash reserves, together with cash available under our credit facility, are insufficient to meet our cash requirements, we will need to seek alternative sources of financing to carry out our operating strategies. We may not be able to raise needed cash or we may not be able to do so on terms that are acceptable to us. Additional financing may be on terms that are dilutive or potentially dilutive to existing shareholders. In addition, the current economic environment and political climate in Israel may make it more difficult for us to obtain financing. We have recently announced our intention to make a rights offering of ordinary shares to our current shareholders, for up to a total of approximately $9.0 million at the market price at the time of the offering, subject to obtaining required approvals. The anticipated proceeds from this rights offering may not be sufficient for our long-term needs. If we are not able to find alternative sources of financing that are sufficient to meet our cash requirements, we may need to modify our operating plans to the extent of available resources.

OUR SHARE PRICE HAS BEEN VOLATILE IN THE PAST AND MAY CONTINUE TO DECLINE IN THE FUTURE.

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

OUR SHARES ARE LISTED FOR TRADE ON MORE THAN ONE STOCK EXCHANGE, AND THIS MAY RESULT IN PRICE VARIATIONS.

      Our ordinary shares are listed for trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange, and this may result in price variations. Our ordinary shares are traded on these markets in different currencies (U.S. dollars on the Nasdaq and New Israeli shekels, or NIS, on the Tel Aviv Stock Exchange). These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

WE MAY BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY AND, AS A RESULT, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

      Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. Our passive income would not include income derived from the sale of our products but would include amounts derived by reason of the temporary investment of any cash amounts. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

      We believe that in 2001 we were not a PFIC and currently we expect that we will not be a PFIC in 2002. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2002 or in a future year. For a discussion of how we might be characterized as a passive foreign investment company and related tax consequences, please see the section of this annual report entitled "Taxation -- U.S. Federal Income Tax Considerations Regarding Shares Acquired by U.S. Taxpayers."

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

      - a full or partial mobilization of the reserve forces of the Israeli army;

      - the interruption or curtailment of trade between Israel and its present trading partners;

      -    a significant increase in inflation; and

      - a significant downturn in the economic or financial condition of Israel.

      Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In 2002, there has been a significant escalation in armed clashes between Israel and the Palestinians, and Israel has undertaken military actions in Palestinian controlled areas. In connection with these actions, Israel instituted a partial mobilization of its reserve forces. There is no indication how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. There are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses and civil unrest, military conflict and uncertainty may have an adverse impact on our operating results, financial condition or the expansion of our business.

OUR OPERATIONS COULD BE DISRUPTED AS A RESULT OF THE OBLIGATION OF KEY PERSONNEL IN ISRAEL TO PERFORM MILITARY SERVICE.

      Many of our officers and employees in Israel, including certain key employees, are obligated to perform annual reserve duty in the Israeli army and are subject to being called up for reserve duty at any time. The absence of one or more of our officers and key employees for significant periods of time due to military service could be disruptive to our operations. Although we have effectively operated under these conditions since our inception, there has not been a full mobilization of the Israeli army during such time, and a full mobilization will likely have an adverse effect on our operations. We cannot predict the effect these obligations may have on us in the future.

THE ISRAELI RATE OF INFLATION MAY NEGATIVELY IMPACT OUR COSTS IF IT EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR.

      We generate most of our revenues in dollars but we incur the majority of our salary and operating expenses in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars.

      THE GOVERNMENT PROGRAMS AND TAX BENEFITS IN WHICH WE PARTICIPATED IN THE PAST AND IN WHICH WE CURRENTLY PARTICIPATE OR FROM WHICH WE RECEIVE BENEFITS, REQUIRE US TO MEET SEVERAL CONDITIONS. THESE PROGRAMS OR BENEFITS MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH COULD INCREASE OUR COSTS.

      Since our inception, we had relied on government grants for the financing of a significant portion of our product development expenditures. Until March 2001, we received grants and we participated in programs sponsored by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist. In March 2001, we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a the maximum amount of $250,000 per quarter. We did not apply for additional grants from the Office of the Chief Scientist in 2001. As of December 31, 2001, the outstanding balance of the grants was approximately $1.6 million, including grants received by Inspectech Ltd. prior to its merger into us. We continue to benefit from government programs and tax benefits, particularly as a result of the Approved Enterprise status of our existing facilities. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including:

      - making investments in fixed assets, the amount of which varies depending on the program approved by the Government of Israel;

      - financing at least 30% of the investment for the Approved Enterprise with share capital; and

      -    receiving revenues from the Approved Enterprise.

      The tax benefits could be cancelled and we may be required to refund the tax benefits already received if we fail to meet these conditions in the future. These programs and tax benefits may not be continued in the future at their current levels or at any level or our requests for future participation in these programs may not be approved. In July 2000, a proposed bill adopting tax reform proposals, which could have reduced or eliminated some of the benefits we receive as a result of our Approved Enterprise status, was introduced to the Israeli legislature. Legislation implementing this bill has not been enacted. Due to significant political and economic changes, in February 2002, the Minister of Finance appointed a new committee to reconsider and make new recommendations on the tax reforms. The recommendations of this committee, which were adopted in principle by the Israeli government in June 2002, do not propose to reduce the benefits we receive as a result of our Approved Enterprise status. Legislation will be required to implement any recommendations made by this committee as well. We cannot be certain whether any of the proposed reforms will be adopted, when they will be adopted or what form any reform will ultimately take.

      The terms of the Israeli government participation in research and development programs also require that the technology developed with government grants will not be transferred out of Israel and that the manufacture of products developed with government grants be performed in Israel. However, in the event that the manufacture of products is performed outside of Israel with the approval of Israel's Office of the Chief Scientist, we would be required to pay royalties at a higher royalty rate and an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel. This could result in our being required to repay up to three times the amount of our original grant. The restriction regarding the transfer of technology out of Israel or the lack of approval by Israel's Office of the Chief Scientist with respect to the transfer of manufacturing out of Israel could have a material adverse effect on our ability to enter into strategic alliances in the future that provide for the transfer of manufacturing rights. An amendment to the law governing the Israeli government's participation in research and development programs is now in the process of legislation. The proposed amendment would allow technology supported by Chief Scientist grants to be transferred, subject to certain payment conditions, and change the conditions for the transfer of manufacturing out of Israel. The amendment may also enable a company to be completely released from the provisions of this law, subject to the payment of a lump-sum redemption. We cannot be certain, however, whether or when the proposed legislation will be enacted or what form this legislation will ultimately take.

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

      Some of the provisions of our articles and Israeli law could, together or separately

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

      In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984 may not be transferred to third parties without the prior approval of a governmental committee. This approval is not required for the export of any products resulting from that research and development. Approval for the transfer of technology developed with government grants may be granted only if the recipient abides by all of the provisions of the research law and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that may be increased. These requirements could inhibit the acquisition of us by others. There can be no assurance that this consent, if requested, will be granted. An amendment to this law is now in the process of legislation. This amendment would allow technology supported by Chief Scientist grants to be transferred, subject to certain payment conditions, and changes the conditions for the transfer of the manufacturing out of Israel. The amendment may also enable a company to be completely released from the provisions of this law, subject to the payment of a lump-sum redemption. We cannot be certain, however, whether or when the proposed legislation will be enacted or what form this legislation will ultimately take.

ITEM 4.   INFORMATION ON THE COMPANY.

          A.   HISTORY AND DEVELOPMENT OF THE COMPANY.

      We were incorporated under the laws of Israel in 1987. During our first years of operation, we were engaged in the development, production and marketing of a manual optical inspection system for the detection of manufacturing defects in printed circuit boards. In 1992, Priortech purchased all of our shares then held by Camtek Corp. N.V., and became the holder of a controlling interest of 66 2/3% in us. In April 1996, Priortech purchased all of the remaining shares of Camtek, and Camtek became a wholly-owned subsidiary of Priortech.

      In July 2000, we sold 5,600,000 ordinary shares in an initial public offering in which we received net proceeds of $34.5 million. In August 2000, we sold an additional 235,000 ordinary shares following the exercise of the underwriters' over-allotment option in which we received an additional $1.5 million in net proceeds. Our shares began trading on the Nasdaq in July 2000. Since December 2001, our ordinary shares have also been listed for trade on the Tel Aviv Stock Exchange.

      In September 2001, we acquired all the outstanding shares of Inspectech Ltd., a developer and producer of intelligent automatic inspection systems for the microelectronics industry for an aggregate purchase price of $2,250,000, and in December 2001, Inspectech was merged with us. In the second half of 2001, we relocated to our new facilities and reorganized along three product divisions for the printed circuit boards industry, the semiconductor packaging industry and the microelectronics industry.

      Our principal executive offices are located at our new facilities in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Haemek 23150, Israel, and our telephone number is 011-972-4-604-8111. Our agent for service of process in the United States is Camtek USA, Inc., located at 2 Meridian Road, Eatontown, New Jersey 07724. Our website is located at www.camtek.co.il. The information on our website is not incorporated by reference into this annual report.

          B.   BUSINESS OVERVIEW.

      For discussion of capital expenditures and divestitures, see "Item 5-Operating and Financial Review and Prospects- Liquidity and Capital Resources."

OUR BUSINESS

      We design, develop, manufacture and market technologically advanced and cost-effective intelligent optical inspection systems and related products principally for the high-end printed circuit board industry. More recently, we introduced intelligent optical inspection systems for the semiconductor packaging industry and, as a result of our acquisition of Inspectech Ltd., the microelectronics industry. We intend to further penetrate these markets in 2002.

The following table shows our revenue classified by geographical segments for each of the last three financial years.

                            Year Ended December 31,
                            1999      2000      2001
                          -------   -------   -------
                                 (in thousands)
United States             $ 5,413   $10,940   $ 8,235
Europe                      4,990     8,788     7,796
Japan                       1,322     4,791     2,845
Taiwan                      6,045     6,372     5,763
China                       1,306     9,589    12,648
Other Asia(1)               3,984     9,303     3,959
Rest of the world(2)          832     3,342     2,822
                          -------   -------   -------

Total                     $23,892   $53,125   $44,068
                          =======   =======   =======

-----------
(1) Most of the reve nues under "Other Asia" were derived from Korea and Singapore as follows:

                                    Year Ended December 31,
                                    1999      2000      2001
                                  -------   -------   -------
                                         (in thousands)
        Korea                     $ 1,165   $ 5,045   $ 1,685
        Singapore                     878     3,718       864

(2) Most of the revenues in 2000 and 2001 under "Rest of the World" were derived from Canada, which is part of our North American operations:

                                    Year Ended December 31,
                                    1999      2000      2001
                                  -------   -------   -------
                                         (in thousands)
        Canada                    $     0   $ 2,416   $ 1,519

      We believe that our products offer customers a high level of intelligent optical inspection and competitive price performance, thereby enhancing their production yields and processes. Our products incorporate proprietary advanced software, as well as advanced electro-optics, precision mechanics and image processing technology. Our products are designed for easy operation and maintenance, which, we believe, allows for relatively short training time.

      Priortech, our parent company, through its affiliated companies, engages in various aspects of electronic packaging, including the assembly of printed circuit boards and the development of advanced substrates, which are intermediate components connecting the chip to the printed circuit board. Priortech is also one of the largest manufacturers of printed circuit boards in Israel, based on 2000 and 2001 sales. We have worked closely with Priortech and its affiliated companies and have utilized their facilities to develop, modify and test, during the manufacturing process, our AOI systems for the printed circuit board industry and our products for the semiconductor packaging industry. This relationship has provided us with insights into the needs of our customers and has enabled us to develop and refine our products and technology with a customer orientation.

PRODUCTS

      We have historically designed, developed, manufactured and marketed technologically advanced and cost-effective automated optical inspection, or AOI, systems and related products used to detect defects in printed circuit boards during the manufacturing process. These printed circuit boards are "bare," meaning that they have not yet been populated by chips or other components. AOI systems are used to ensure the quality of printed circuit boards and enhance production yield for printed circuit board manufacturers.

      More recently, we also began to manufacture and market our intelligent optical inspection systems for the inspection of high density interconnect substrates, or HDI-S, used in the packaging of sensitive high density semiconductor devices at various stages of production. HDI-S are intermediate components connecting the chip to the printed circuit board and are more dense and complex than the printed circuit board.

      In addition, following the acquisition of Inspectech Ltd. in 2001, we also design, develop, manufacture and market intelligent optical inspection systems for the microelectronics industry. These products inspect wafers, which are silicon disks from which individual chips are diced.

      We believe that the introduction of these new products for the semiconductor packaging and microelectronics industries will enable us to expand our customer base and our sales.

      The following table describes our current product line and some of our products under development:

PRODUCT                          TARGET MARKET                    FUNCTIONALITY
-------------------------------  -------------------------------  --------------------------------------
PCB PRODUCT DIVISION

Orion Product Line               Manufacturers of high-end        Inspection and verification of printed
                                 printed circuit boards           circuit boards

Vega Systems                     High-volume manufacturers        Inspection and verification of printed
                                 of high-end printed circuit      circuit boards
                                 boards who require unattended
                                 operation

Lynx Systems                     Manufacturers of high-end,       Inspection and verification of printed
                                 back-plane printed circuit       circuit boards
                                 boards

Sirius Systems                   Manufacturers of high-end        Offline verification of printed
                                 printed circuit boards that      circuit boards
                                 require offline verification

HDI-S PRODUCT DIVISION

Pegasus FI-S Systems             Manufacturers of high-end        Inspection of surface defects on both
                                 HDI-S                            sides of HDI-S

Phoenix Systems                  Manufacturers of high-end        Inspection of surface defects and
                                 HDI-S                            inspection and measurement of bumps
                                                                  on flip chip BGA packages

Orion ASI Systems                Manufacturers of HDI-S and       Inspection of HDI-S and very dense and
                                 manufacturers of very dense      complex printed circuit boards
                                 and complex printed circuit
                                 boards

MICROELECTRONICS PRODUCT
DIVISION

KIS Systems                      Manufacturers of                 Inspection of wafer dicing
                                 semiconductors

BIS Systems                      Manufacturers of                 Inspection of surface defects and
                                 semiconductors                   inspection and measurement of bumps
                                                                  on wafers

WIS Systems                      Manufacturers of                 Inspection of surface defects and
                                 semiconductors                   dicing

      AOI SYSTEMS FOR THE PRINTED CIRCUIT BOARD INDUSTRY.

      Our AOI systems for the printed circuit board industry utilize technology that enables the customer to handle a wide range of sophisticated printed circuit board inspection and verification needs. Advanced proprietary software algorithms designed for intelligent feature recognition provide for a high level of defect detection and are programmed to run on special imaging processing hardware as well as very high speed processors. Our AOI systems can be used with various software applications that we offer.

      We believe that the modular design of our AOI systems for the printed circuit board industry, their high level of defect detection and our flexible price structure enable printed circuit board manufacturers to plan their investments in AOI systems incrementally in accordance with their increasing technological needs, throughput and capacity needs.

      THE ORION PRODUCT LINE

      Our Orion AOI systems for the printed circuit board industry scan printed circuit board panels for defects for verification by an operator. The Orion AOI systems utilize technology that enables customers to handle a wide range of sophisticated printed circuit board inspection and verification needs as well as high and low densities and resolutions. The market for our Orion AOI systems consists of the whole range of low-volume to high-volume manufacturers of high-end printed circuit boards.

      THE VEGA PRODUCT LINE

      The Vega AOI systems for printed circuit board manufacturers use the same detection technology as our Orion AOI system. The Vega is an operatorless system that uses automated material handling of printed circuit board panels. The Vega systems have a high throughput and a wide resolution scanning range. We market the Vega systems to high-volume manufacturers of high-end printed circuit boards who require unattended operation.

      THE LYNX SYSTEM

      Formerly called the Orion 1004, the Lynx system is a new inspection system for large format panels and back-planes. The Lynx system uses the same detection technology as our Orion AOI systems. We market the Lynx system to manufacturers of high-end back-plane printed circuit boards.

      THE SIRIUS SYSTEM

      The Sirius, our stand-alone verification and repair station, provides offline verification of printed circuit boards and is used after the boards have been inspected by one of our other AOI systems. We market the Sirius system to manufacturers of high-end printed circuit boards that require offline verification.

INTELLIGENT OPTICAL INSPECTION SYSTEMS FOR THE SEMICONDUCTOR PACKAGING INDUSTRY.

      Our intelligent optical inspection systems for the semiconductor packaging industry inspect HDI-S, which increase both yields and throughput of HDI-S manufacturers. These systems utilize proprietary technologies that enable the customer to handle a wide scope of HDI-S packaging inspection and verification needs. These systems use advanced software algorithms that are designed for intelligent feature recognition and provide for a high level of defect detection.

      THE PEGASUS FI-S SYSTEM

      Our new Pegasus FI-S system performs automatic optical inspection of surface defects found on both sides of the HDI-S, the side which attaches to the chip and the side which attaches to the printed circuit board where ball-grid array, or BGA, strips are found. BGA strips are high-density packages that use an array of solder balls, or joints that provide the contact between the grid package and the printed circuit board, in a grid pattern to mount chips on printed circuit boards. The Pegasus FI-S system uses an automatic material handling system for unattended operation. It scans the substrates after the completion of the manufacturing process and then analyzes the acquired images for defects. The Pegasus FI-S System employs self-learning routines and statistical methods to enhance detection accuracy and reduce false alarms. HDI-S that require verification may be scanned on our Pegasus Verification Station. We market the Pegasus FI-S to high volume manufacturers of high-end HDI-S.

      THE PHOENIX SYSTEM

      Our Phoenix system is currently under development. We expect that it will be introduced to the market in the second half of 2002. The Phoenix system performs intelligent optical inspection on flip chip BGA packages with counter bumps on their pads and is based on the technology acquired from Inspectech. The Phoenix system is used for flip chip BGA technology, a technique used to attach the bumps on a chip to the bumps on a substrate by flipping the chip on to the substrate. The Phoenix system is capable of handling most complex substrate devices, including substrates with a high number of contact points. The Phoenix system performs substrate metrology measurements and records bump dimension and shape. The Phoenix system also scans the substrate surface for detection of surface defects, and, using user-determined parameters, marks out rejected units. The Phoenix system helps enhance yields in the package manufacturing stage. We will market the Phoenix system to manufacturers of integrated circuit packages.

      THE ORION ASI SYSTEM

      Our Orion ASI system for the semiconductor packaging industry is currently under development. We expect that it will be introduced to the market in the second half of 2002. The Orion ASI is based on the detection technology of the Orion AOI systems and adds a new high-resolution optical system. The Orion ASI system is used to inspect complex, fine-line and high-density substrate designs and very dense and complex printed circuit boards during the manufacturing process. We will market the Orion ASI system to manufacturers of HDI-S and manufacturers of very dense and complex printed circuit boards.

INTELLIGENT OPTICAL INSPECTION SYSTEMS FOR THE MICROELECTRONICS INDUSTRY.

      Our intelligent optical inspection systems for the microelectronics industry detect surface defects on wafers, detect defects at different stages of the dicing process, and inspect and measure bumps on wafers. These products assess the quality of the manufacturing process, allowing for enhanced process control and ultimately leading to improved yields.

      THE KIS PRODUCT LINE

      The KIS systems inspect the wafer dicing process for the detection and analysis of defects caused during the dicing process. These systems inspect both the front and backsides of diced wafers and can distinguish chipping, cracks and scratches. The KIS systems use statistical processing control to analyze chipping, cracking, and dicing trends, which enables both engineering and production teams to improve, optimize and stabilize the wafer dicing process. The KIS systems are capable of handling a wide range of wafer material, thin wafers and wafers of up to 12 inches. We market the KIS systems to manufacturers of semiconductors, however, as the features of the KIS system will be integrated into our WIS system, which is currently under development, we do not believe that the KIS system, as a stand-alone unit, will generate a significant amount of revenues in the future.

      THE BIS PRODUCT LINE

      Our BIS systems inspect surface defects and inspect and measure bumps on wafers using advanced vision and image processing technologies that can perform two and three-dimensional detection. The BIS systems have a sensor for three-dimensional inspection based on color-coded techniques that enables the measurement of bump volume and have the capacity to inspect all bump types and shapes. The BIS systems can detect numerous defects on bumps, including misplacements and deformations. In addition, the BIS systems can inspect surface defects on the silicon area of wafers that do not include bumps and can handle wafers of up to 12 inches.

      The BIS systems include products that come with both surface and bump inspection capabilities, only surface inspection capabilities, or only bump inspection capabilities. We market the BIS systems to manufacturers of semiconductors.

      THE WIS PRODUCT LINE

      Our WIS systems are currently under development, and we expect that they will be introduced to the market in the second half of 2002. The WIS systems perform wafer surface inspection at different stages of the dicing process and inspect wafers surface defects on diced wafers. The WIS systems are based on the KIS systems and combine the ability to detect defects caused during the dicing process with full surface defect inspection capability for both bumped and non-bumped wafers. The WIS systems incorporate process control software that store information and act as a data base for monitoring the production process. The WIS systems generate outputs in a variety of forms such as reports, charts, wafer maps, and histograms. We will market the WIS systems to manufacturers of semiconductors.

CUSTOMERS

      Our customers are located in 32 countries. During the year ended December 31, 2001, two customers accounted together for about 10.0% of our total revenue.

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

      In North America and Europe, we currently market our products through Camtek USA, Inc., and Camtek (Europe) N.V., respectively, our wholly owned subsidiaries, which operate independently using a direct sales force and through a network of local agents. In Asia, we market our products using distributors, sales representatives and our own sales support personnel, and in Japan, we distribute our products for the printed circuit board and semiconductor packaging industries using a local distributor. Our foreign subsidiaries in the United States, Europe and Asia employ local personnel. Worldwide marketing efforts are coordinated by our General Manager, who is based at our headquarters in Israel.

      As of December 31, 2001, 121 people were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Our marketing efforts include participation in various trade shows and conventions, publications and trade press, demonstrations performed at our facilities and regular contact with customers by sales personnel. We service and provide training to customers on all our products. We provide our customers with system documentation and training in maintenance and use. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period, which is typically one year. Under our service and maintenance contracts, we provide prompt on-site customer support. Software updates are typically included in the service and maintenance contract fees.

MANUFACTURING

      We maintain an ISO-9002 certified, manufacturing facility in Israel of approximately 28,000 square feet for production of our products, and we are subject to periodic inspections by ISO representatives, to ensure continued adherence to ISO guidelines. Maintenance of ISO certified manufacturing facilities is standard in our industry.

      We believe that our production capacity is sufficient for our current and expected level of sales and the manufacturing process for our products generally lasts three to four weeks.

      Our manufacturing activities consist primarily of the assembly, integration and testing of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. We utilize subcontractors in Israel, the United States, Europe and Japan for the production of subsystems, mechanical parts, optical components, castings and casings, electronic cabinets, printed circuit board fabrication and assembly. Most electronic components are imported from the United States, Europe and Japan.

      We purchase some of the key components and subassemblies included in our products from a limited group of suppliers. To date, we have been able to obtain sufficient units of these components to meet our needs and do not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. We generally maintain a two- to three-month inventory of critical components used in the manufacture and assembly of our products.

COMPETITION

      The industries and markets we serve are characterized by intense competition. We believe our success will depend primarily on our ability to provide competitively priced, efficient and easy-to-use products, which offer reliable defect detection capability, as well as prompt delivery and responsive customer support. As a result, we cannot be certain that the products and services we offer will compete effectively with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products. If we are unable to compete successfully against our competitors, our business would be materially adversely affected.

      Our principal competitor in the printed circuit boards industry is Orbotech, which currently commands a substantial majority of that market for AOI systems and services for printed circuit board manufacturers. Our other competitors in this industry include Lloyd Doyle, Dainippon Screen Manufacturing, and Barco-Manya. To date, Orbotech has the largest installed base of AOI systems globally for printed circuit board manufacturers, which gives Orbotech a distinct advantage in this field. Our inability to further penetrate this market or the development of superior products by one or more competitors, or our failure to successfully respond to these developments, could adversely affect our business prospects.

      The semiconductor packaging and microelectronics markets we serve are also characterized by intense competition, and many companies develop and provide products for these markets that are similar to or serve the same function as our products, although there are no dominant market participants presently in either of those markets. The principal competitive factors in these markets are reliability, technology, sales and equipment performance. Some of our primary competitors in the semiconductor packaging industry are Orbotech, Robotic Vision Systems, Inc., and Utechzone Co. Ltd. Some of our primary competitors in the microelectronics industry are August Technology Corporation, Robotic Vision Systems, Inc. and Semiconductor Technologies & Instruments, Inc. Competition may also include companies seeking to enter our markets. If widespread acceptance of intelligent optical inspection technology and for our systems does not develop in the semiconductor packaging and microelectronics industries or if we fail to further penetrate printed circuit board market due to the acceptance of our competitors' technologies, our future growth will be adversely affected.

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

          C.   ORGANIZATIONAL STRUCTURE

      We have eight subsidiaries: Camtek USA, Inc., incorporated under the laws of the State of New Jersey, Camtek (Europe) N.V., incorporated under the laws of Belgium, Camtek H.K. Limited, incorporated under the laws of Hong Kong, Camtek Japan Limited, incorporated under the laws of Japan, Camtek Electronic Technologies (Suzhou) Co. Limited, incorporated under the laws of China, Camtek Korea Limited, incorporated under the laws of Korea, Camtek South East Asia Pte. Limited, incorporated under the laws of Singapore, and Camtek Taiwan Ltd., incorporated under the laws of Taiwan.

          D.   PROPERTY, PLANTS AND EQUIPMENT.

      Our main office, manufacturing and research and development facilities, located in the Ramat Gavriel new industrial area of Migdal Haemek in northern Israel, occupy 74,000 square feet. We believe that these facilities are adequate for our current operations.

      On September 14, 1998, we entered into an agreement to lease our present premises, to be built by the lessor. We also acquired an option to purchase the building and the underlying land from the lessor, which we intend to exercise. We relocated to this facility in the fourth quarter of 2001. The lease is for a term of 23 years and eight months commencing upon the completion of the building and the transfer thereof to us, which occurred in the fourth quarter of 2001. The lease payments and the price of the option equal the actual cost of the building, which is approximately $8.0 million, plus standard financing costs and $595,000, less any grants received for the building, divided by the term of the lease. We have the right to terminate the lease agreement after seven years and at the end of each three year period thereafter.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

          A.   OPERATING RESULTS

      The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included herein, which have been prepared in accordance with accounting principles generally accepted in the United States, or United States GAAP.

OVERVIEW

      We design, develop, manufacture and market intelligent optical inspection systems and related products for the printed circuit board, semiconductor packaging and microelectronics industries used to enhance yields and processes in these industries. We began operations in 1987. In 1992, Priortech purchased all of our shares then held by Camtek Corp. N.V., and became the holder of a controlling interest of 66 2/3% in us. In April 1996, Priortech purchased all of the remaining shares of Camtek, and Camtek became a wholly-owned subsidiary of Priortech.

      During 1993, we began development of our AOI systems for the printed circuit board industry and sold our first AOI systems in the last quarter of 1994. Since 1995, we have derived substantially all of our revenues from sales of our AOI systems. In 2001, we began to develop products for the inspection of HDI-S for the semiconductor packaging industry, and in 2002, we commercially released our Pegasus product for this market.

      In September 2001, we acquired all of the outstanding shares of Inspectech Ltd., a developer and producer of automatic inspection systems for the microelectronics industry for an aggregate purchase price of $2,250,000. In December 2001, Inspectech was merged with us. The acquisition has allowed us to market a new line of products for the microelectronics industry and to develop a new system for inspecting flip chip bumps. In the second half of 2001, we reorganized along three product divisions for the printed circuit boards industry, the semiconductor packaging industry and the microelectronics industry. Our research and development expenses have increased since the acquisition as a result of the write off of purchased in process research and development, our efforts to assimilate Inspectech's technology and products into our own and our ongoing development efforts. In 2001, we introduced six new products. We anticipate that we will continue to devote substantial resources to research and development and that these expenses as a percentage of our revenues will continue to increase, due in part to the decline in our revenues. We anticipate, however, that our overall research and development expenditures will not increase or will decrease slightly in 2002.

      The printed circuit board industry is experiencing a prolonged and severe downturn, which is reflected in a steep decline in the sales of printed circuit boards. As a result, the overall rate of capital spending by printed circuit board manufacturers has been greatly reduced, and sales of our products to these manufacturers have declined. In addition, many of our customers are currently experiencing a period of excess capacity, and it is not clear when a recovery in sales will take place or when demand for our AOI systems will start to increase. This downturn has resulted in a 17.1% decrease in our revenues in 2001 from 2000. It is also unclear as to whether a market for our new products for the semiconductor packaging and microelectronics industries will develop or whether these products will be accepted by manufacturers in these industries. As a result, our revenues could continue to decline.

      We recognize revenues from the sales of our products upon the acceptance of our systems, which, in general, occurs no earlier than at the time we install the system at the customer's site.

      We recognize revenues from the provision of services at the time the service is provided or, if provided under a service contract, over the life of the contract on a straight-line basis. We expect that in the long term revenues from the performance of services will increase with the increase in the installed base, however, this may not occur in periods of economic decline. Estimated warranty obligations are charged to operations in the period in which the associated revenue is recognized. Our research and development costs are expensed as incurred.

      Grants received from the Office of the Chief Scientist for approved research and development programs are recognized upon the later of the time the costs related to a particular project are incurred and the time that project receives approval from the Office of the Chief Scientist. Royalties related to those grants are included in selling, general and administrative expenses when paid. In March 2001 we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. We did not apply for additional grants from the Office of the Chief Scientist in 2001. As of December 31, 2001, the outstanding balance of the grants was approximately $1.6 million, including approximately $500,000 in grants received by Inspectech prior to its merger into us. See "Business--Research and Development."

      We sell our AOI systems for the printed circuit board industry to Priortech affiliates at a discount off the list price of our AOI systems which is within the range of discounts we give to other multiple-order customers or other customers that are located near to us. Sales to Priortech affiliates represented 3.4% of sales in 1999, 1.3% of sales in 2000, and 1.2% of our sales in 2001.

      The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars while the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Salaries and other operating expenses in Israel are paid in NIS. In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. In Europe, our sales are denominated in euros. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

      During the fourth quarter of 2001, we implemented a cost cutting and adjustment program, which included reductions in salaries, selective layoffs on a world-wide basis, and a reduction of other expenses, including subcontractor and materials costs. Due to the costs of the Inspectech acquisition, our reorganization and the move to our new facilities in the second half of 2001, the effects of our cost reduction program did not become apparent until the first quarter of 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUES. Revenues decreased 17.1% to 44.1 million in the year ended December 31, 2001 from $53.1 million in the year ended December 31, 2000 primarily as a result of decreased sales resulting from the downturn in the global electronics industry, which resulted in our customers having excess capacity of capital equipment. Our revenues in 2001 included for the first time revenue from Inspectech, which we acquired in September 2001, in the amount of $842,000. In 2001, our sales decreased in Europe, the United States and in Asia, with the exception of China. In China, our sales increased by approximately 30% in 2001 as compared with 2000.

GROSS PROFIT. Gross profit consists of revenues less cost of revenues, which includes the cost of components, other production materials, labor, depreciation, factory overhead, installation and training. These expenditures are only partially affected by sales volume. In 2001, we experienced a decrease in gross profit and margins primarily due to a decrease in our sales volume and price reductions. Gross profit decreased 22.6% to $22.4 million in 2001 from $29.0 million in 2000. Gross margin decreased to 51.0% in 2001 from 54.5% in 2000.

RESEARCH AND DEVELOPMENT COSTS, NET. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. In 2001, our research and development costs included a one-time charge of $3.6 million related to in process research and development which was written off in connection with the acquisition of Inspectech. Before participation by the Office of the Chief Scientist and after eliminating the research and development cost of the Inspectech acquisition, research and development expenses increased 28.1% to $9.0 million in 2001 from $7.0 million in 2000. In 2001, we received no funding from the Office of the Chief Scientist as compared to $2.1 million in 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, royalties, promotional and travel, doubtful debts and rent costs. Our selling, general and administrative expenses increased 15.2% to $14.2 million in 2001 from $12.3 million in 2000. Selling, general and administrative expenses as a percentage of revenues increased to 32.2% from 23.2% in 2000 primarily due to the expansion of our global sales and marketing infrastructure and from the integration of Inspectech.

FINANCIAL AND OTHER (EXPENSES) INCOME, NET. We had a net financial income of $1.4 million in 2001 as compared to a net financial income of $31,000 in 2000. Our cash balance resulting from our initial public offering derived interest income throughout 2001, as compared to only the second half of 2000. Additionally, our net financial income in 2001 also includes exchange rate income which derived mainly from a significantly higher rate of devaluation of the NIS against the US dollar in 2001 as compared with 2000.

PROVISION FOR INCOME TAXES. We had a provision for income taxes of $152,000 in 2001 as compared to $848,000 in 2000. The decrease in 2001 is attributable to the losses we incurred in 2001.

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

QUARTERLY RESULTS OF OPERATIONS

      The following table shows unaudited quarterly financial information for each of the eight quarters ended December 31, 2001. We have prepared this information on the same basis as our audited consolidated financial statements. This information should be read in conjunction with our consolidated financial statements. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

                                                                         Quarters Ended
                                 ---------------------------------------------------------------------------------------------
                                  Mar. 31,    June 30,   Sept. 30,    Dec. 31,    Mar. 31,    June 30,   Sept. 30,    Dec. 31,
                                    2000        2000       2000         2000        2001        2001       2001         2001
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                         (In thousands)
Revenues.......................  $  10,517   $  11,468   $  15,041   $  16,099   $  16,309   $  13,428   $   7,016   $   7,315
Cost of revenues...............      4,867       5,238       6,785       7,266       7,341       6,322       3,644       4,344
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit...................      5,650       6,230       8,256       8,833       8,968       7,106       3,372       2,971
   Research and development
   costs, net..................        939       1,004       1,239       1,769       2,193       2,438       5,648       2,372
   Selling, general and
   administrative expenses.....      2,154       2,627       3,455       4,074       3,997       3,396       3,025       3,760
   Restructuring expenses......         --          --          --          --          --          --          --         547
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating Income (loss)........      2,557       2,599       3,562       2,990       2,778       1,272      (5,301)     (3,708)
Financial and other
   (expenses) income, net......       (605)       (136)         48         724         473         450         675        (198)
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before income
   taxes.......................      1,952       2,463       3,610       3,714       3,251       1,722      (4,626)     (3,906)
Provision for income taxes.....        241         164         305         138        (187)       (244)       (146)        425
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)                $   1,711   $   2,299   $   3,305   $   3,576   $   3,064   $   1,478   $  (4,772)  $  (3,481)
                                 =========   =========   =========   =========   =========   =========   =========   =========
Earnings (loss) per
   ordinary share
Basic..........................  $    0.11   $    0.14   $    0.16   $    0.16   $    0.14   $    0.07   $   (0.22)  $   (0.16)
                                 =========   =========   =========   =========   =========   =========   =========   =========
Diluted........................  $    0.10   $    0.14   $    0.16   $    0.16   $    0.14   $    0.07   $   (0.22)  $   (0.16)
                                 =========   =========   =========   =========   =========   =========   =========   =========
Weighted average number of
   ordinary shares outstanding
Basic..........................     16,261      16,261      20,151      22,096      22,096      22,109      22,124      22,134
Diluted........................     16,830      16,890      20,741      22,615      22,580      22,534      22,124      22,134

                                                                         Quarters Ended
                                 ---------------------------------------------------------------------------------------------
                                  Mar. 31,    June 30,   Sept. 30,    Dec. 31,    Mar. 31,    June 30,   Sept. 30,    Dec. 31,
                                    2000        2000       2000         2000        2001        2001       2001         2001
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                         (In thousands)
Revenues.......................        100%        100%        100%        100%        100%        100%        100%        100%
Cost of revenues...............       46.3        45.7        45.1        45.1        45.0        47.1        51.9        59.4
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit...................       53.7        54.3        54.9        54.9        55.0        52.9        48.1        40.6
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Research and development
   costs, net..................        8.9         8.8         8.2        11.0        13.4        18.2        80.5        32.4
   Selling, general and
   administrative expenses.....       20.5        22.9        23.0        25.3        24.5        25.3        43.1        51.4
   Restructuring
   expenses....................         --          --          --          --          --          --          --         7.5
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating Income (loss)........       24.3        22.7        23.7        18.6        17.0         9.5       (75.5)      (50.7)
Financial and other
   (expenses) income, net......       (5.7)       (1.1)        0.4         4.6         3.0         3.5         9.7        (2.6)
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before income
   taxes.......................       18.6        21.5        24.0        23.1        19.9        12.8       (65.9)      (53.4)
Provision for income taxes.....        2.3         1.4         2.0         0.9        (1.1)       (1.8)       (2.1)        5.8
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)                     16.3%       20.0        22.0        22.2        18.8%       11.0%      (68.0)%     (47.6)%
                                 =========   =========   =========   =========   =========   =========   =========   =========

      Our quarterly results of operations may be subject to significant fluctuations due to several factors, including the size, timing and shipment of orders, customer budget cycles, the timing of new product upgrade or enhancement announcements, or product introductions and general economic conditions as they affect the industry.

      Revenues in 2001 decreased from the first to third quarters and increased slightly in the fourth quarter. In the first quarter of 2001, we supplied orders that were received in 2000, and, since the second quarter of 2001, our sales decreased as a result of the global economic downturn in the electronics industry. In 2001, we experienced a major decrease in demand for our products, and our revenues declined 55.2% from the first quarter to the fourth quarter of 2001. Sales of our AOI systems for the printed circuit board industry during 2000 and 2001 were concentrated mainly on our Orion system, and, during 2001, on a particular configuration of the Orion system. Gross margin decreased significantly as a result of a sharp decrease in revenue from 55.0% in the first quarter of 2001 to 40.6% in the fourth quarter of 2001. During the third quarter of 2001, we acquired Inspectech and included a one-time charge of $3.6 million in our research and development costs related to in process research and development which was written off in connection with the acquisition. During the fourth quarter of 2001, we implemented a cost cutting and adjustment program to reduce and reorganize our business and expense structure to our new economic environment. Our cost cutting program included reductions in salaries and other expenses, layoffs and reorganization. As a result of this program, we recorded a one time expense of $547,000 in the fourth quarter of 2001. Starting in the second half of 2001, we have observed a bigger reduction in the capital expenditures of the high volume manufacturers of printed circuit boards as opposed to other segments of the printed circuit board industry. As a result, our AOI systems sales mix has changed from high configuration AOI systems to lower margin basic configuration models.

      Our quarterly and annual operating results have in the past varied significantly depending upon a variety of factors, many of which are beyond our control. We generally arrange shipment of our products soon after receipt of orders. Accordingly, the shifting of any large order of products from one fiscal quarter to another fiscal quarter could cause substantial variability in our quarterly results of operations. We cannot be certain that revenues and net income, if any, in any particular quarter or year will not be lower than revenues and net income, if any, in a preceding or comparable quarter or quarters or year or years. Furthermore, period-to-period comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance. Additionally, grants received from the Office of the Chief Scientist for research and development are recognized upon the later of the time the costs related to a particular project are incurred and the time such project receives approval from the Office of the Chief Scientist. As a result, operating income can fluctuate significantly due to the timing of recognition of grants from the Office of Chief Scientist. In March 2001, we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. We did not apply for additional grants from the Office of the Chief Scientist in 2001. Given the relatively small number of products which constitute our sales in each quarter, the timing of sales of a few products may significantly change the results of operations in any given quarter.

      B.   LIQUIDITY AND CAPITAL RESOURCES

      We had a negative cash flow from operations of $391,000 in 1999, a positive cash flow from operations of $10.0 million in 2000, and a negative cash flow from operations of $ 9.4 in 2001. The sharp decrease in our cash flow in 2001 was mainly to finance our losses using available cash reserves, increasing receivables and decreasing payables, which reflect a general decrease of activity. During 1999, we financed our operations primarily through short-term bank credit lines. During the year 2000, we raised $36.0 million from our initial public offering, which helped finance our activities in 2000 and 2001.

      As of December 31, 2001, we had approximately $7.0 million in cash and cash equivalents and our working capital was approximately $34.9 million. As of December 31, 2001, we had $13.9 million invested in short-term marketable securities that consist of corporate bonds with strong credit ratings with a maturity between three and 18 months at the time of purchase. The average annual interest rate on those marketable securities was approximately 3.4% in 2001.

      As of December 31, 1999, we had outstanding loans payable under two line of credit agreements with a bank, one loan of $1.2 million and a second loan of $722,000. Both of the credit lines bore interest at an annual rate of between 13.7% to 15.7%. We also had a short-term loan payable to the bank of $4.9 million, bearing interest at 13%. The credit agreements expired and the loans were repaid during 2000 with the proceeds we received from our initial public offering. We may make additional borrowings under the bank loan on an as needed basis.

      Since December 18, 2001, we have a revolving short-term bank loan which provides for borrowings of up to approximately $1.8 million. This loan is denominated in euros and bears interest at 4.5% per annum. The loan is being extended on a monthly basis. The outstanding balance as of December 31, 2001 was approximately $1.8 million.

      Since December 27, 2001, we have a revolving short-term bank loan, which provides for borrowing of up to approximately $2.7 million. This loan is denominated in NIS and bears interest at 4.4% per annum. The outstanding balance as of December 31, 2001 was approximately $2.7 million.

      Borrowings under the bank loans are collateralized by substantially all of our assets and are guaranteed by Priortech.

      We have recently come to an understanding in principle with Bank Leumi regarding the increase of our existing credit line to approximately $5.0 million. In connection with the increase of our credit line, we will be required to maintain a deposit of a minimum of $2.0 million in a bank account or invest such amount in debentures rated AA or higher and to maintain a certain minimal tangible shareholders equity at a rate which has not yet been determined. Any change of control in us and any merger that is effected without Bank Leumi's consent will be considered a default under the terms of the increased credit line. The increase of our credit line is subject to the finalization and execution of formal documents. We cannot be certain whether these documents will be signed and what the final terms of the increase of our credit line will be.

      Net cash used for operating activities was $9.4 million for the year ended December 31, 2001 as compared to net cash provided by operating activities of $10.0 million for the year ended December 31, 2000. The sharp decrease in net cash provided by operating activities in 2001 resulted primarily from our $3.7 million loss in 2001 compared with a profit of $10.9 million in 2000. In 2001, our outstanding accounts receivable increased by $3.8 million, our accounts payable decreased by $3.7 million and our current liabilities decreased by $1.0 million. Increases in accounts receivable resulted primarily from the grant of payment terms to customers in 2001 that were more favorable than in the past. The decrease in accounts payable reflects the slowdown in our activities in the eight quarters ended December 31, 2001. Net cash provided by financing activities in 2001 was $2.1 million, mainly due to an increase of $2.8 million in our short term loans, compared to $27.7 million provided by financing activity in 2000, mainly due to the proceeds from our initial public offering, and $2.0 million provided in 1999.

      Cash provided by investing activity was $4.5 million in 2001, consisting of a net redemption of marketable securities of $13.0 million, reduced by $7.4 million invested in fixed assets, mainly in our new facility, and the acquisition of Inspectech for a net of $1.2 million. In 2000, cash used in investing activities was $28.5 million, primarily due to the investment of the proceeds received from our initial public offering in securities for the net amount of $26.8 million.

      Capital expenditures were $1.7 million in 2000 and $7.4 million in 2001. We made investments in our new facility in the amount of $575,000 in 2000 and$6.5 million in 2001, respectively. With the exception of investments in our new facility, which was completed by the end of 2001, we currently do not have significant capital spending or purchase commitments.

      We believe that our existing sources of liquidity and anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements for at least the next twelve months. We recently announced our intention to make a rights offering to our current shareholders, for up to a total of approximately $9.0 million at the market price at the time of the offering, subject to required corporate, regulatory and other approvals. Priortech has expressed intention to exercise its rights under this anticipated offering.

EFFECTIVE CORPORATE TAX RATE

      Our production facilities are the subject of several "investment programs," and have been granted "Approved Enterprise" status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for tax benefits for the first several years in which they generate taxable income. We are entitled to a tax holiday for a period of ten years from the year in which the Approved Enterprise first earns taxable income, limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. The periods of benefits relating to our investment programs which received Approved Enterprise status expire at different times. The tax benefits with regard to our first investment program which received Approved Enterprise status, expired on December 31, 1999, and the tax benefits with regard to our latest approved investment program will expire in 2008. Income related to our first investment program is now subject to a 36% corporate tax rate. The percentage of our income which will be subject to the 36% tax rate is dependent on several factors, mainly the amount of our revenues in Israel. In 2002, approximately a quarter of our taxable income will be subject to the 36% tax rate.

      In the event that we operate under more than one approval or that our capital investments are only partly approved, our effective tax rate will be a weighted combination of the various applicable tax rates.

NEW ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The statement also identifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that upon adoption, amortization of goodwill and intangibles with indefinite useful lives will cease and instead, the carrying value of these intangibles will be evaluated for impairment on at least an annual basis. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS No. 142 will have a significant effect on the earnings and financial position of the Company.

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

                                                        Israeli     Devaluation
                                                       Inflation  (Appreciation)
YEAR ENDED DECEMBER 31,                                  Rate %        Rate %
-----------------------                               ----------  --------------
1997..................................................       7.0             8.8
1998..................................................       8.6            17.6

1999..................................................       1.3            (0.2)
2000..................................................         0            (3.0)
2001..................................................       1.4             9.3

      Currently, we do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

      C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      In order to accommodate the rapidly changing needs of the markets we serve, to improve our existing products and to develop new products and product lines, we place considerable emphasis on research and development projects, including the development of generic technologies in the fields of software algorithms, three-dimensional image acquisition and sensors for high-speed, sub-micron metrology. As of December 31, 2001, 79 of our employees were engaged primarily in research and development.

      In our printed circuit board product division our product development efforts in 2001 focused on enhancing our current product lines and core technologies. In our semiconductor packaging product division, our research and development efforts focused in 2001 on the development of our Pegasus product for the automatic optical inspection of HDI-S as well as on the development of the Orion ASI product for the inspection of HDI-S during the manufacturing process.

      In September 2001, we acquired Inspectech Ltd., an Israel-based developer and producer of intelligent automatic inspection systems for the microelectronics industry, and in December 2001, Inspectech was merged with us. Since the acquisition, we have focused our development efforts on the continuation of development of the WIS product for the inspection of surface defects on wafers and BIS product for the inspection of surface defects and measurement of bumps, both of which are targeted at the microelectronics industry. On the basis of technology we acquired from Inspectech, we started the development of the Phoenix system for the inspection of flip chip BGA packages, which is directed at the semiconductor packaging industry.

      We use subcontractors for assistance in different development efforts, in areas such as mechanics, optics and hardware.

      A portion of our research and development expenses had been funded through third-party royalty-bearing participations from the Government of Israel. The following table shows our total research and development expenditures and participation in these expenditures by the Government of Israel for the periods indicated:

                                                      Year Ended December 31,
                                                   ----------------------------
                                                     1999      2000      2001
                                                   --------  --------  --------
                                                           (In thousands)
      Research and development expenses..........  $  4,307  $  7,037  $  9,017
      Purchased in process research and                   -         -     3,634
        development..............................
      Royalty-bearing participations from the
        Government of Israel.....................    (1,888)   (2,086)        -
                                                   --------  --------  --------
      Research and development costs, net........     2,419     4,951    12,651
                                                   ========  ========  ========

      We are obligated to pay to the State of Israel royalties on revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations of up to 100% of the dollar-linked value of the participations received. During 1999, our royalty expenses to the Government of Israel with respect to its participations were approximately $956,000, during 2000, they were approximately $2,391,000, and during 2001, they were approximately $1.0 million. In March 2001, we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. We did not apply for additional grants from the Office of the Chief Scientist in 2001. As of December 31, 2001, the outstanding balance of the grants was approximately $1.6 million, including approximately $500,000 in grants received by Inspectech prior to its merger into us. In addition, products developed under programs supported by the Office of the Chief Scientist may not be manufactured, nor may the technology embodied in those products be transferred, outside of Israel without appropriate government approvals. Accordingly, we may not be able to take advantage of strategic manufacturing and other opportunities outside of Israel. These restrictions do not apply to the sale or export from Israel of our products developed with that know-how. An amendment to the law governing the Israeli government's participation in research and development programs is now in the process of legislation. The proposed amendment would enable the transfer of technology supported by Chief Scientist grants, subject to certain payment conditions, and change the conditions for the transfer of manufacturing out of Israel. The amendment may also enable a company to be completely released from the provisions of this law, subject to the payment of a lump-sum redemption. We cannot be certain, however, whether or when the proposed legislation will be enacted or what form this legislation will ultimately take.

      In general, we rely on a combination of copyrights, trade secrets, patents, trademarks and non-disclosure agreements to protect our proprietary know-how and intellectual property. We also enter into confidentiality agreements with our key employees and key sub-contractors who develop and manufacture components and subsystems for use in our products. We cannot be certain that actions we take to protect our proprietary rights will be adequate nor can we be certain that we will be able to deter reverse engineering or that there will not be independent third-party development of our technology. Although we have not been involved in any litigation regarding our intellectual property rights, we cannot be certain that any litigation will not be brought in the future.

      We have registered several trademarks with the Israeli Registrar of Trademarks, and we are in the process of registering additional trademarks. We have also filed several patent applications with the Israeli Registrar of Patents and correlative applications under the Patent Convention Treaty. In addition, we registered one patent in the United States and have a patent pending in Japan.

      We consider aspects of all elements of our products to be proprietary to us. To the extent that we rely on technology which we license from third parties, including software that is integrated with internally developed software and used in our products and services we cannot be certain that these third-party technology licenses will continue to be available to us on commercially reasonable terms or at all.

      D. TREND INFORMATION

      The printed circuit board industry is experiencing a prolonged and severe downturn, which is reflected in a steep decline in the overall rate of capital spending by printed circuit board manufacturers, and sales of our AOI systems for the printed circuit board industry have declined. We cannot predict the extent to which this trend will continue. If this trend continues, our sales and profitability will continue to decrease. Our visibility of future sales of all of our products has become significantly shorter. Additionally, as a result of a general decline in economic conditions in 2001 and 2002, we experienced increased pressure from our customers to provide more favorable terms of sale, such as extended payment cycles. Since the beginning of 2001, we have experienced longer accounts receivable payment cycles. We have also increased our provisions for doubtful debts.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

          A.   DIRECTORS AND SENIOR MANAGEMENT.

      The following table sets forth information with respect to our executive officers and directors as of the date of this annual report:

                    Name                   Age                         Position
                    ----                   ---                         --------
Rafi Amit...............................   53    Chairman of the Board of Directors and General
                                                 Manager

Moshe Amit..............................   57    Executive Vice President and Chief Financial Officer

Yotam Stern.............................   49    Executive Vice President, Business and Strategy and
                                                 Director

Benjamin P. Sabbah......................   69    Executive Vice President, New Technologies

Amir Gilead.............................   51    Vice President, Semiconductor Packaging (HDI)
                                                 Division

Adi Corem...............................   49    Vice President, Operations

Jacob Yavor.............................   43    Vice President, Printed Circuit Boards Division

Meir Ben-Shoshan........................   72    Director

Haim Horowitz...........................   54    Director

Eran Bendoly............................   38    Director

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

MOSHE AMIT has served as our Executive Vice President and Chief Financial Officer since February 2001, and prior to that from March 2000 to February 2001, Mr. Amit served as our Vice President, Sales and Subsidiaries, and from October 1994 to March 2000, he served as our Vice President, Sales and Marketing. From 1987 until 1994, Mr. Amit served as the President of PCE, Inc., a New Jersey-based company affiliated with Camtek and, which until 2001, sold and serviced printed circuit boards and AOI systems. Mr. Amit has a B.Sc. in Industrial Engineering and Management from the Technion. Moshe Amit is the brother of Rafi Amit.

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

BENJAMIN P. SABBAH has served as our Executive Vice President, New Technologies since May 1999, and, from November 1995 until May 1999 Mr. Sabbah was our Executive Vice President, Research and Development. Mr. Sabbah is also a senior member of the Institute of Electrical Engineers in Israel. Prior to joining Camtek, Mr. Sabbah co-founded and served as the President, Chief Executive Officer and Chief Operations Officer of Elscint Ltd., which was a medical imaging equipment company. From 1987 to 1989, Mr. Sabbah was a senior research associate and lecturer at the Technion. Mr. Sabbah has a B.Sc. and an M.Sc. in Electrical Engineering from the Technion.

AMIR GILEAD has served as our Vice President, Semiconductor Packaging (HDI) Division since November 2001, and from March 2000 until November 2001, he served as our Vice President, Marketing. From 1999 until March 2000, Mr. Gilead served as President and Chief Executive Officer of Advanced Automation International Inc., a startup in the semiconductor equipment manufacturing industry. From 1990 until 1999, Mr. Gilead held various executive positions with Kulicke & Soffa, a semiconductor equipment manufacturer. From 1984 until 1990, Mr. Gilead held various management positions with Optrotech Ltd., which subsequently merged with Orbotech. Mr. Gilead has a B.Sc. and an M.Sc. in electrical engineering from the Technion.

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

JACOB YAVOR has served as our Vice President, Printed Circuit Boards Division since May 2002. Prior to that time and since January 2001, he served as a Vice President. From 1998 until January 2001, Mr. Yavor served as Regional Manager in our subsidiary, Camtek USA, Inc. From 1987 to 1998, Mr. Yavor held various positions in Camtek, including Regional Manager, Worldwide Customer Support Manager, Products Manager and Deputy Manager of our Electronics Department. Mr. Yavor has a B.Sc. in Computers Engineering from the Technion.

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

ERAN BENDOLY has served as one of our Directors since November 2000. Currently, Mr. Bendoly is a self-employed business consultant. From 2000 to 2002, Mr. Bendoly served as Director Finance for Europe, the Middle East and Africa at Mindspeed Technologies, a developer of high-speed integrated circuits for internet infrastructure applications. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd.. Mr. Bendoly holds a B.A. from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

          B.   COMPENSATION.

COMPENSATION OF OFFICERS

      The aggregate remuneration paid by us to the eight persons who served in the capacity of executive officer in the year ended December 31, 2001 was approximately $1.35 million, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In September 2001, our executive officers agreed to a temporary reduction in their base salary and, in January 2002, to a further reduction.

EMPLOYMENT AGREEMENTS

      We maintain written employment agreements with our key employees that contain customary provisions, like non-compete and confidentiality agreements. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer. If we cannot demonstrate that we will be harmed by the competitive activities of a former employee, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

      As of January 2001, Mr. Rafi Amit has been authorized to dedicate not more than 20% of his time to work for Priortech or any of the Priortech entities, and Mr. Yotam Stern has been authorized to dedicate not more than 25% of his time to work for Priortech or any of the Priortech entities. Mr. Rafi Amit receives 80% of a full time salary while Mr. Yotam Stern receives 75% of a full time salary. Messrs. Amit and Stern will be compensated directly by each of the Priortech entities for which they work. In September 2001, Messrs. Amit and Stern agreed to a temporary reduction in their base salary and, in January 2002, to a further reduction. For additional information on the employment structure of Messrs. Amit and Stern, please see the section of this annual report entitled "Related Party Transactions."

COMPENSATION OF DIRECTORS

      Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the refund of their expenses. The aggregate remuneration paid by us to the seven persons who served in the capacity of director in the year ended December 31, 2001 was approximately $40,000. In December 2001, our Audit Committee and our Board of Directors approved the grant of options to Mr. Rafi Amit for the purchase of 20,000 of our ordinary shares and the grant of options to Mr. Yotam Stern for the purchase of 12,000 of our ordinary shares. The grant of these options will require the approval of our shareholders.

          C.   BOARD PRACTICES.

COMPOSITION OF THE BOARD OF DIRECTORS

      Our articles provide that the board of directors shall consist of not less than five nor more than ten directors, including the outside directors. Currently, our board consists of five directors.

      Directors, other than outside directors, are elected by a resolution of the shareholders at the annual general meeting and serve until the conclusion of the next annual meeting of the shareholders. Directors may be removed at any time by a resolution of the shareholders. Since directors may be elected and removed by a majority vote, Priortech, which holds a majority of our voting shares has the power to elect all of our directors, subject to the restrictions placed on the election of outside directors as described below. The General Manager, and any officer who is also a controlling shareholder or a director, is appointed by and serves at the pleasure of the board. Each of the other officers is appointed by the General Manager.

      The Chairman of our Board of Directors is Mr. Rafi Amit, who also serves as our General Manager, or Chief Executive Officer. Under the Israeli Companies Law, 1999, effective as of February 1, 2000, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board unless that designation is approved by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. In any case, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board for more than three years. At our shareholders' meeting held in December 2000, our shareholders authorized Mr. Rafi Amit to continue to hold the position of Chief Executive Officer for so long as he continues to serve as Chairman of the Board, and for a maximum period of three years. A proposed amendment to the Companies Law is currently in the process of legislation. The proposed amendment would allow the general assembly of a public company to authorize its Chief Executive Officer to hold the position of Chairman of the Board for additional three year terms, provided each such additional term is approved by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution or if the total shareholdings of those who vote against this resolution represent 1% or less of all of the voting rights in the company. We cannot be certain, however, whether or when the proposed amendment will be enacted or what form this amendment will ultimately take.

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

OUTSIDE DIRECTORS; INDEPENDENT DIRECTORS

      Under the Israeli Companies Law, "public" Israeli companies, including those whose shares are registered for trade also outside of Israel, are required to appoint at least two directors who are not affiliated with the company.

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

      Under the requirements for listing on the Nasdaq National Market, we are required to have at least three independent directors on our board of directors. Mr. Haim Horowitz, Mr. Meir Ben-Shoshan, and Mr. Eran Bendoly are independent directors.

COMMITTEES OF THE BOARD OF DIRECTORS

      Our articles provide that the board of directors may delegate its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Powers that may not be delegated include, among others, the power to distribute dividends, the determination of general company policy or the allotment of securities or the approval of financial reports. However, those matters can be delegated to committees for recommendation. According to the Companies Law, at least one outside director must be appointed to serve on each committee of the board.

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

      AUDIT COMMITTEE. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and oversees and establishes procedures concerning our systems of internal accounting and auditing control, overseas deficiencies in our management operations and proposes means of rectification, and approves certain acts and transactions that involve conflicts of interest or that involve interested parties, in accordance with the Israeli Companies Law. The members of our Audit Committee are Mr. Meir Ben Shoshan, Mr. Eran Bendoly, and Mr. Haim Horowitz. We may modify the composition of our Audit Committee to ensure compliance with the rules promulgated by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. and the Israeli Companies Law.

          D.   EMPLOYEES.

      As of December 31, 2001, we employed a total of 266 people worldwide, including 79 in research and development, 12 in executive management, 68 in customer service and support, 32 in sales and marketing, 28 in administration and 47 in operations. As of December 31, 2001, we employed 166 people in Israel, 25 people in the United States, 14 people in Europe, 34 people in Hong Kong, Singapore and China, 17 people in Taiwan, 6 people in Korea, and 4 people in Japan.

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

      Although not legally required, we regularly contribute to a "Manager's Insurance" fund or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager's Insurance Fund and pension fund contributions in the amount of 13.3% of an employee's salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional 2.5% to some of our employees' salaries in connection with disability payments. In addition, we administer an Education Fund for some of our Israeli employees and pay 5% or 7.5% thereto, with the employees contributing 5% or 2.5%, respectively, of their salary.

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

          E.   SHARE OWNERSHIP.

      The following table sets forth certain information concerning the share ownership of our directors and executive officers as of May 15, 2002:

                                                 Number of Ordinary    Percentage of Ordinary Shares
      Name                                         Shares Owned(1)          Beneficially Owned(2)
      ----                                      --------------------  ------------------------------
      Rafi Amit(3)                                     140,000                   0.63%
      Yotam Stern(4)                                   155,000                    0.7%
      10 directors and executive officers as a       1,457,700                    6.6%
      group(5)

----------
      (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
      (2) The percentages shown are based on 22,138,308 ordinary shares issued as of May 15, 2002 and do not give effect to a reduction of 250,000 ordinary shares held by us.
      (3) As a result of a voting agreement relating to a majority of Priortech Ltd.'s voting equity, Messrs. Amit and Stern may be deemed to control Priortech. Also includes options to purchase 140,000 ordinary shares.
      (4) As a result of a voting agreement relating to a majority of Priortech Ltd.'s voting equity, Messrs. Amit and Stern may be deemed to control Priortech. Also includes options to purchase 92,000 ordinary shares.
      (5)      Includes options to purchase 200,000 ordinary shares.

OPTION GRANTS DURING FISCAL YEAR 2001

      We granted options to our directors and senior executive officers during the year ended December 31, 2001 as follows:

                             NUMBER OF
                          ORDINARY SHARES                                       MARKET VALUE OF
                            UNDERLYING        % OF TOTAL     EXERCISE PRICE     ORDINARY SHARES
NAME                          OPTIONS           OPTIONS        ($/SHARE)       UNDERLYING OPTIONS    EXPIRATION DATE
-----------------------  -----------------   ------------   ----------------  --------------------  ----------------
Rafi Amit                      20,000            1.2                 3.29              72,000          December 2007
Yotam Stern                    12,000            0.7                 3.29              43,200          December 2007
6 directors and               135,000            7.8             3.29 to 7.5          486,000           May 2004 to
executive officers as a                                                                                December 2007
group
-----------------------  -----------------   ------------   ----------------  --------------------  ----------------

OPTIONS EXERCISABLE IN FISCAL YEAR 2001
      The following table sets forth the estimated value as of December 31, 2001 of the exercisable and unexercisable options held by our executive officers.

                                NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED IN-THE-
                              UNEXERCISED OPTIONS AT YEAR END (#)      MONEY OPTIONS AT YEAR END(1)
                            --------------------------------------   --------------------------------
NAME                            EXERCISABLE       UNEXERCISABLE        EXERCISABLE      UNEXERCISABLE
----                        ------------------  ------------------   ---------------   --------------
Rafi Amit                         110,000             30,000                  0             6,200
Yotam Stern                        73,333             18,667                  0             3,720
10 directors and executive         47,972            221,088             88,768             3,530
officers as a group

----------
      (1) The value of an "in-the-money" option represents the difference between the aggregate fair market value of the ordinary shares issuable upon exercise of the option and the aggregate exercise price of the option.

DIRECTOR AND EMPLOYEE SHARE OPTIONS

SHARE OPTION PLAN

      In September 1997, our board of directors adopted share option plans, as amended, under which options for our shares are granted to employees as determined by the board from time to time. One of the share option plans covers Israeli employees, while the remaining two share option plans cover employees of our European, U.S. and Asian subsidiaries. In addition, in November 2000, the board adopted the Executive Share Option Plan, under which options may be granted to directors and other executive officers of the company and its subsidiaries who are not entitled to receive options under the other share option plans. The share option plans are intended to afford key employees the opportunity to acquire a proprietary interest in Camtek, thus encouraging them and also providing them with an incentive to remain in our employ and/or to be personally involved in our long-term success. The share option plans are administered by the board of directors which, among other things, is authorized to designate the recipients of the options, the number of the options to be granted and the exercise price therefor. The options issued are non-assignable, except by the laws of descent. The options are exercisable, following a vesting period, into ordinary shares. However, the ordinary shares issued upon exercise of options granted under the share option plans for Israel, Europe and under the Executive Share Option Plan within the first two years after the issuance of the options are deposited with a trustee and may be released to the employee only at the expiration of this two year period. The board may also resolve that non-qualified stock options granted under the share option plan for employees of the U.S. and Asian subsidiaries and the ordinary shares issued upon the exercise of those options shall be held by a custodian for such period of time as the board determines. With respect to options issued to Israeli employees, the waiting period is a restriction period in accordance with the provisions of the Israeli Income

Tax Ordinance and the regulations promulgated thereunder, as amended from time to time. The share option plan for Israeli employees is subject to the Israeli Income Tax Ordinance, under which the payment of tax regarding the grant of the options is delayed so that the recipient is taxed only upon the sale or transfer of shares into which the options are exercisable. In February 2001 and in November 2001, our board of directors increased the number of shares issuable upon exercise of options under our share option plans.

      As of December 31, 2001, there were outstanding options exercisable for 615,148 ordinary shares at an average weighted exercise price of $2.79 per share, presently unvested options exercisable for 1,104,056 ordinary shares at an average weighted exercise price of $4.97.

      Three of our directors, Mr. Meir Ben Shoshan, Mr. Haim Horowitz, and Mr. Eran Bendoly each received options to purchase 6,000 of our ordinary shares of which 1,667 are vested for each such director, and one of our former directors, Ms. Riki Granot, has vested options to purchase 1,667 ordinary shares. Our chief executive officer, Mr. Rafi Amit, and our Executive Vice President, Business and Strategy, Mr. Yotam Stern have been granted options to purchase 120,000 ordinary shares and 80,000 ordinary shares, respectively, following our initial public offering. In December 2001, our Audit Committee and our Board of Directors approved, subject to the approval of our shareholders, the grant of additional options to Mr. Rafi Amit for the purchase of 20,000 of our ordinary shares and the grant of additional options to Mr. Yotam Stern for the purchase of 12,000 of our ordinary shares. The grant of these options will require the approval of our shareholders.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

          A.   MAJOR SHAREHOLDERS.

      The following table provides information regarding the beneficial ownership of our ordinary shares as of May 15, 2002, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

      NAME                  NUMBER OF ORDINARY SHARES      PERCENTAGE OF ORDINARY SHARES
      -----------------    ---------------------------   ---------------------------------
      Priortech Ltd.(1)               15,123,002                         68.3%

      (1) A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd. The percentages shown do not give effect to a reduction of 250,000 ordinary shares that are held by us.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them. The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person that are exercisable within 60 days of May 15, 2002, but excludes ordinary shares underlying options held by any other person. Percentage ownership is calculated by reference to the 22,138,308 ordinary shares deemed outstanding as of May 15, 2002, and does not give effect to a reduction of 250,000 ordinary shares that are held by us. All of our shareholders hold ordinary shares.

          B.   RELATED PARTY TRANSACTIONS

      On January 1, 1998, we entered into a real property lease agreement with Priortech, which replaced a previous agreement for the lease of an industrial building to us by Priortech under which we paid Priortech $49,000 in 1997. Under the lease agreement, we lease from Priortech a building of 7,500 square feet for a term of four years, at a monthly rental rate of $3,500 plus V.A.T. As of January 1, 1999, the leased area was increased to 8,600 square feet, and the monthly rate was increased to $4,000. As of January 1, 2000, the leased area was increased to 12,400 square feet and the monthly rate was increased to $6,450. This lease terminated in November 2001.

      On January 1, 1998, we entered into a services agreement with Priortech replacing their previous agreement with regard to the provision of services by Priortech. Under the services agreement, Priortech undertook to provide services to us, including accounting and bookkeeping, building maintenance, human resources, payroll, vehicles, maintenance, employee transportation and employee meals services. Under the services agreement, we are entitled to terminate the provision of any service received from Priortech by prior written notification to Priortech. The consideration to be paid by us is generally calculated as a percentage of Priortech's actual costs in providing these services to both us and to Priortech itself, whereas the actual percentage paid by us depends on the relative portion of each service rendered to us out of Priortech's total costs for each service. The term of the services agreement is four years which automatically extends for one year periods, unless written notice of termination is given by one party to the other three months prior to the end of the initial term or any extension thereof. In 1998, we paid $166,000 to Priortech under this agreement. No services were provided under this agreement in 1999, 2000 and 2001.

      On January 1, 1998, we entered into a management services agreement with Priortech, under which we rendered to Priortech the management services of Rafi Amit, our General Manager, or Chief Executive Officer, and Yotam Stern, our Executive Vice President, Business and Strategy. Under this agreement, Mr. Amit has agreed to dedicate not more than 25% of his time to Priortech, where he serves as General Manager, and Mr. Stern has agreed to dedicate not more than 25% of his time to Priortech, where he serves as Chief Financial Officer. The management services agreement provided that no employer-employee relationship shall exist between Priortech and either of Messrs. Amit and Stern, and that we shall have no liability in connection with their previous employment by Priortech. In consideration for these management services, Priortech paid us, on a monthly basis, a portion of our compensation costs with respect to Mr. Amit's and Mr. Stern's employment, which portion is to be calculated on the basis of the actual amount of time spent in rendering those services in relation to our total monthly compensation costs with respect to Mr. Amit's and Mr. Stern's employment, assuming a full time position of 180 hours per month. Priortech was charged $37,000 in 1998, $100,000 for management services in 1999, and $100,000 in 2000. The management services agreement with Priortech was terminated, and as of January 2001, Mr. Amit has been authorized to dedicate not more than 20% of his time to work for Priortech or any of the Priortech entities, and Mr. Stern has been authorized to dedicate not more than 25% of his time to work for Priortech or any of the Priortech entities. Mr. Amit receives 80% of a full time salary while Mr. Stern receives 75% of a full time salary. Messrs. Amit and Stern will be compensated directly by each of the Priortech entities for which they work.

      In January 1988, we entered into an agreement with Priortech, whereby we undertook to pay Priortech royalties from the sale of our AOI systems for the printed circuit board industry in exchange for financing provided by Priortech to us to assist us in product development. Under an agreement dated May 21, 1998 it was mutually agreed that our obligation to pay royalties to Priortech would end on December 31, 1999. The royalties were based on a percentage of revenues derived from sales of our AOI systems, which was 0.5% at December 31, 1999. During 1997, 1998 and 1999 we paid an aggregate of $300,000 in royalties to Priortech. In addition, Priortech and its affiliates receive beneficial prices and sales terms which are within the range given to our other multiple-order customers or other customers that are located near to us.

      From time to time we have made transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of raw materials, such as printed circuit boards and assembled printed circuit board from Priortech and its affiliates, totaled $96,000, $1.6 million and $1.7 million in 1999, 2000 and 2001, respectively. In 2000 and 2001, we sold an aggregate of $698,000 and $521,000 of AOI systems for the printed circuit boards industry and related services to Priortech and one of its subsidiaries. In addition, we have committed to purchase printed circuit boards and assembled printed circuit boards from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged is comparable to the best offer we could obtain from a third party.

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

ITEM 9.   THE OFFER AND LISTING.

          A.   OFFER AND LISTING DETAILS.

PRICE HISTORY OF ORDINARY SHARES.

      Our ordinary shares are quoted on the Nasdaq National Market and on the Tel Aviv Stock Exchange under the symbol "CAMT". The following tables set forth, for the periods indicated, high and low closing prices of our ordinary shares as reported on the Nasdaq National Market since our initial public offering on July 28, 2000:

                            NASDAQ NATIONAL MARKET

                                                    High       Low
                                                  --------   -------
Quarterly Market Prices
   Fiscal Year Ended December 31, 2000
     Fourth Quarter (from August 2).............  $   11.5   $   4.5
   Fiscal Year Ended December 31, 2001
     First Quarter..............................       8.9       4.0
     Second Quarter.............................       7.1       4.0
     Third Quarter..............................       5.4       1.9
     Fourth Quarter.............................       3.9       1.6
     Fiscal Year Ended December 31, 2001
     First Quarter..............................       3.9       2.0

Monthly Market Prices
     November 2000..............................  $    9.7   $   6.9
     December 2000..............................       7.4       5.8
     January 2001...............................       8.9       6.2
     February 2001..............................       8.8       6.2
     March 2001.................................       6.6       4.0
     April 2001.................................       4.9       4.0
     May 2001...................................       6.7       4.1
     June 2001..................................       7.1       5.1
     July 2001..................................       5.3       4.6
     August 2001................................       5.4       4.0
     September 2001.............................       3.8       1.9
     October 2001...............................       2.0       1.6
     November 2001..............................       3.0       1.8
     December 2001..............................       3.9       2.7
     January 2002...............................       3.9       3.1
     February 2002..............................       3.0       2.3
     March 2002.................................       2.8       2.0
     April 2002.................................       2.0       1.6
     May 2002...................................

Since our ordinary shares were listed on the Tel Aviv Stock Exchange, no shares have been traded, and our shares have been listed at a price of 10.86 NIS.

          B.   PLAN OF DISTRIBUTION.

               Not applicable.

          C.   MARKETS.

         As noted above, the Company's ordinary shares are traded on the Nasdaq National Market and on the Tel Aviv Stock Exchange under the Symbol "CAMT".

          D.   SELLING SHAREHOLDERS.

               Not applicable.

          E.   DILUTION.

               Not applicable.

          F.   EXPENSES OF THE ISSUE.

                Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

          A.   SHARE CAPITAL.

               Not applicable.

          B.   MEMORANDUM AND ARTICLES.

      Our object under our memorandum is to deal in the manufacture and marketing of industrial machines in Israel and in any other part of the world. Our object under our Articles is to conduct any legal business.

      Set forth below is a summary of the material provisions of our Articles relating to the shares. This description does not purport to be complete and is qualified on its entirety by reference to the Articles.

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

          ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

      Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of special voting rights to the holders of any class of shares with preferential rights that may be authorized in the future.

          MEETINGS OF SHAREHOLDERS

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

      Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner in exercising his rights and duties towards the company and other shareholders, to refrain from prejudicing the rights of other shareholders and to refrain from abusing his power in the company. The rights and duties include, among other things, in voting at the general meeting of the shareholders on the following matters: (1) amendments to the articles; (2) an increase in the company's authorized share capital; (3) a merger; or (4) an approval of those related party transactions that require shareholder approval.

      In addition, any shareholder who: (1) knows that it possesses power to determine the outcome of a shareholder vote; (2) under the provisions of the articles, has the power to appoint or to prevent the appointment of an office holder in the company; or (3) controls the company in any other way, is under a duty to act in fairness towards the company.

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

               E.  TAXATION.

U.S. FEDERAL INCOME TAX CONSIDERATIONS REGARDING SHARES ACQUIRED BY U.S.
TAXPAYERS

      Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of ourordinary shares to a U.S. holder. A U.S. holder is

          / /  an individual citizen or resident of the United States;
          / / a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;
          / / an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or
          / / a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all of its substantial decisions.

      Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

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

      YOU ARE ADVISED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

TAXATION ON DISTRIBUTIONS ON THE ORDINARY SHARES

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

TAXATION ON DISPOSITION OF THE ORDINARY SHARES

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

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANIES

      We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

      - The "QEF" regime applies if the U.S. holder elects to treat us as a "qualified electing fund" ("QEF") for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares in the PFIC as capital gain.

           Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

           If a QEF election is not made for the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

      - A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares are publicly traded. Pursuant to this regime, an electing U.S. holder's ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder's adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

           Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

           If the mark-to-market election is not made for the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

      - A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder's holding period for our ordinary shares, or (2) 100% of the gain from the disposition of our ordinary shares.

           Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Code.

           A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

      We believe that in 2001 we were not a PFIC and currently we expect that we will not be a PFIC in 2002. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2002 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to "mark to market" the ordinary shares or to become subject to the "excess distribution" regime.

      U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES, INCLUDING ELIGIBILITY FOR AND THE MANNER AND ADVISABILITY OF MAKING, THE QEF ELECTION OR THE MARK-TO-MARKET ELECTION.

BACKUP WITHHOLDING

      A U.S. holder may be subject to backup withholding at rate of up to 30% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

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

      Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and, under regulations generally effective January 1, 2001, to backup withholding at a rate of up to 30% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

      Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 30% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

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

POSSIBLE TAX REFORM

      A proposed bill adopting tax reform proposals was introduced in July 2000 to the Israeli legislature. Legislation implementing this bill, which would have reduced or eliminated some of the benefits granted to Approved Enterprises and would have altered the taxation of individuals, has not been enacted. In February 2002, due to significant political and economic changes, the Minister of Finance appointed a new committee to reconsider and make new recommendations on tax reform. The recommendations of this committee were adopted in principle by the Israeli government in June 2002. These recommendations would, among other things, alter the taxation of individuals and of capital gains. Legislation will be required to implement any tax reform recommendations. We cannot be certain whether any of the proposed reforms will be adopted, when they will be adopted or what form any reform will ultimately take.

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

      Under the Inflationary Adjustments Law, income and loss for tax purposes are adjusted for inflation on the basis of changes in the Israeli consumer price index. In addition, subject to limitations regarding depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index. Under a recent amendment to the Inflationary Adjustment Law, the Minister of Finance is authorized, with the approval of the Finance Committee of the Israeli parliament, to suspend the application of the Inflationary Adjustment Law for any particular year if the rate of inflation for that year was not higher than 3%. In 2001, the Inflationary Adjustment Law was not suspended.

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

      TAX BENEFITS. Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earlier of

      / / the end of the seven year period (or ten in the case of a Foreign Investment Company as defined below) commencing in the year in which the Approved Enterprise first generates taxable income;
      / / the end of the 12-year period from commencement of production; or / / the end of the 14-year period from the date of approval of the
           Approved Enterprise status.

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

      Our production facilities are the subject of several "investment programs" that have been granted "Approved Enterprise" status under the Investment Law. We participate in the Alternative Benefits Program and, accordingly, income from our first Approved Enterprise will be tax exempt for 10 years due to the fact that we operate in "Zone A". This tax exempt status commences in the year in which our Approved Enterprise first generates taxable income. The period of benefits expired in December 1999 for our first Approved Enterprise and will expire in 2008 for our latest Approved Enterprise.

      Since we participate in the Alternative Benefits Program, in the event we distribute a cash dividend from income that is tax exempt, as described above, we would have to pay corporate tax at the rate of up to 25% on an amount equal to the amount distributed and the corporate tax thereon.

      The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. These conditions include the filing of periodic reports and a requirement that minimum proportions of our paid-up capital be 30% of our fixed assets. In the event that we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so. These programs and tax benefits may not be continued in the future at their current levels or at any level or our requests for future participation in these programs may not be approved. Furthermore, in July 2000, a proposed bill adopting tax reform proposals, which could have reduced or eliminated some of the benefits we receive as a result of our Approved Enterprise status, was introduced to the Israeli legislature. Legislation implementing this bill has not been enacted. In February 2002, the Minister of Finance appointed a new committee to reconsider and make new recommendations on the tax reforms. The recommendations of this committee, which were adopted in principle by the Israeli government in June 2002, do not propose to reduce the benefits we receive as a result of our Approved Enterprise status. Legislation will be required to implement any recommendations made by this committee as well. We cannot be certain whether any of the proposed reforms will be adopted, when they will be adopted or what form they will take.

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

      The following corporate tax benefits are available to Industrial
Companies:

      / / amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;
      / / amortization of expenses incurred in some cases in connection with a public issuance of securities over a three-year period;
      / / an election to file consolidated tax returns with additional related Israeli Industrial Companies; and
      / /  accelerated depreciation rates on equipment and buildings.

      Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we qualify or will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future. See notes to the consolidated financial statements.

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

      The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless the Office of the Chief Scientist in its discretion consents to manufacturing abroad. However, in the event that any of the manufacturing rights are transferred out of Israel, if approved by the Office of the Chief Scientist, we may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, or of the dollar amount plus interest, as applicable. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee. This approval is not required for the export of any products resulting from that research development. Approval of the transfer of technology may be granted only if the recipient abides by all of the provisions of the research law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted. An amendment to this law is now in the process of legislation. The proposed amendment would enable the transfer of technology supported by Chief Scientist grants, subject to certain payment conditions, and change the conditions for the transfer of manufacturing out of Israel. The amendment may also enable a company to be completely released from the provisions of this law, subject to the payment of a lump-sum redemption. We cannot be certain, however, whether or when the proposed legislation will be enacted or what form this legislation will ultimately take.

      Each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee of the Office of the Chief Scientist. Expenditures supported under other incentive programs of the State of Israel are not eligible for Office of the Chief Scientist grants.

      In March 2001, we reached an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. We did not apply for additional grants from the Office of the Chief Scientist in 2001. As of December 31, 2001, the outstanding balance of the grants was approximately $1.6 million, including approximately $500,000 in grants received by Inspectech prior to its merger into us. As of December 31, 2001, the maximum royalty payable by us on future sales was approximately $1.6 million. Our annual repayments were $956,000 in 1999, $2.4 million in 2000 and $1.1 million in 2001.

TAXATION OF SHAREHOLDERS CAPITAL GAINS TAX

      Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated until

December 31, 1993 is taxed at a rate of 10% for Israeli residents. The tax rate used for the Inflationary Surplus is reduced to zero for nonresidents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of the Israeli resident company, instead of the Israeli consumer price index. The Real Gain is added to ordinary income, and is taxed at ordinary rates of up to 50% for individuals and 36% for corporations. If the tax reform recommendations adopted in principle by the Israeli government in June 2002 are legislated into law, these rates would be reduced to 25% for both individuals and corporations. Inflationary Surplus accumulated from and after December 31, 1993 is exempt from capital gains tax. Under current law, sales of our ordinary shares by anyone who is not a dealer in securities in Israel and is not a company that is subject to the Inflationary Adjustments Law are exempt from Israeli capital gains tax so long as the ordinary shares are traded on the Tel Aviv Stock Exchange, and, provided we continue to qualify as an Industrial Company or industrial holding company, so long as they are listed on the Nasdaq National Market or on another stock exchange recognized by the Israeli Ministry of Finance. There can be no assurance that we will maintain this listing or qualification. See "Law for Encouragement of Industry (Taxes), 1969." If the tax reform recommendations adopted in principle by the Israeli government in June 2002 are legislated into law, foreign residents will be exempt from capital gains tax on sales of securities traded on Israeli stock exchanges and Israeli residents may become subject to capital gains tax at different rates. We cannot be certain, however, if tax reform recommendations will be adopted, when they will be adopted and what form any reform may take.

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

     450 Fifth Street N.W.                       500 West Madison Street
           Room 1024                                     Suite 1400
     Washington D.C. 20549                       Chicago, Illinois 60661

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      INTEREST RATE RISK

      We currently do not hold or invest in derivative financial instruments for trading or other purposes and, as of December 31, 2001, we had no outstanding derivative financial instruments of any kind. We have no material market risk exposure of the type contemplated by Item 11, and, therefore, no quantitative tabular disclosures are required.

      Our non-NIS denominated loans bear interest based on the LIBOR, and our NIS denominated loans are based on the Israeli prime interest rate. From time to time, we use short-term loans. As of December 31, 2001, our short-term loans were mainly NIS denominated.

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

      Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2001, we had net liabilities of approximately $5.6 million, denominated in NIS.

      Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $50,000 or income for the same amount in case of evaluation or devaluation, respectively.

      As of December 31, 2001, we had no interest rate or foreign currencies derivative financial instruments outstanding.

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

                                                         For the account of the
                                                                company
Number of ordinary shares registered                            6,440,000
Aggregate offering price of shares registered                 $45,080,000
Number of ordinary shares sold                                  5,835,000
Aggregate offering price of shares sold                       $40,845,000

The following table sets forth the expenses incurred by us in connection with our public offering during the period commencing the effective date of the Registration Statement and ending December 31, 2000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates.

                    1.       Purpose             Direct or indirect payments to persons other than
                                                 -------------------------------------------------
                                                                 affiliated persons
                                                                 ------------------
Underwriting discounts and commissions....                            $2,859,150
Other expenses............................                            $2,256,850
                                                                      ----------
Total expenses............................                            $5,116,000
                                                                      ==========

The net public offering proceeds to us, after deducting the total expenses (set forth in the table above), were approximately $35,700,000.

The following table sets forth the amount of net public offering proceeds used by us for the purposes listed below. None of such payments were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates.

                          Purpose                            Direct or indirect payments to persons other than to
                          -------                            ----------------------------------------------------
                                                                              affiliated persons
                                                                              ------------------
Acquisition of other companies and business(es)........                            2,250,000
Construction of plant, building and facilities.........                            6,500,000
Purchase and installation of machinery and equipment...                               N/A
Purchase of real estate................................                               N/A
Repayment of indebtedness..............................                            9,000,000
Working capital........................................                               N/A
Temporary investments..................................                               N/A

Other purposes.........................................                               N/A

ITEM 15. RESERVED

          Not applicable.

ITEM 16. RESERVED

          Not applicable.

                                    PART III

ITEM 17.  CONSOLIDATED FINANCIAL STATEMENTS.

      The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.  CONSOLIDATED FINANCIAL STATEMENTS.

Report of Independent Public Accountants.........................       F-1
Consolidated Balance Sheets as of December 31, 2000 and 2001.....       F-2
Consolidated Statements of Operations for the years ended
  December 31, 1999, 2000 and 2001...............................       F-3
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1999, 2000 and 2001...................       F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 2000 and 2001...............................       F-5
Notes to Consolidated Financial Statements.......................       F-6

ITEM 19.  EXHIBITS.

  EXHIBIT NUMBER        NAME OF DOCUMENT
  --------------        ----------------
3.1                     Memorandum of Association of Registrant(1)
3.2                     Articles of Registrant(2)
4.1                     Specimen of Certificate for Ordinary Shares(3)

10.1                    Employee Share Option Plan.(4)
10.2                    Subsidiary Employee Share Option Plan (formerly, the Employee Share Option
                        Plan United States).(5)
10.3                    Employee Share Option Plan--Europe.(6)
                        Executive Share Option Plan
10.4                    Lease Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated
                        1, 1998, as amended on January 1, 2000(7)
10.5                    Services Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated January (9)
10.6                    Management Services Agreement between the Company and PCB Ltd. (currently
                        Priortech Ltd.), dated January 1, 1998.(10)
10.7                    Loan Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated
                        January 1, 1998(11
10.8                    Royalty Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated January 1988(12)
10.9                    Termination Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated May 21, 1998
10.10                   Form of Indemnification Agreement(13)
21.1                    Subsidiaries of the Registrant(14)

23.2                    Consent of Eisner, LLP and Goldstein Sabo Tevet.
24.1                    Power of attorney (included in signature page, which has been previously filed)

----------

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

                                          CAMTEK LTD.


                                          By:   /s/ Rafi Amit
                                                --------------------------------
                                                Rafi Amit
                                                Chief Executive Officer

Date: June 28, 2002

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Haemek, Israel

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camtek Ltd. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP                             Goldstein Sabo Tevet
                                       Certified Public Accountants (Isr.)
New York, New York                     Tel-Aviv, Israel
March 5, 2002

CAMTEK LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

                                                                                           DECEMBER 31,
                                                                                     -----------------------
                                                                                        2000         2001
                                                                                     ----------   ----------
ASSETS
Current assets:
  Cash and cash equivalents                                                          $    9,793   $    7,029
  Marketable securities                                                                  26,592       13,908
  Accounts receivable - trade (net of allowance of $655 and $1,135)                       9,989       13,818
  Inventories                                                                            10,700       12,039
  Due from Priortech Ltd.                                                                   994            -
  Due from affiliates                                                                       148          374
  Other current assets                                                                    3,169        2,555
                                                                                     ----------   ----------

      Total current assets                                                               61,385       49,723

Fixed assets, net                                                                         3,818       11,225
Intangibles, net                                                                             76            -
Deferred taxes                                                                              448          306
                                                                                     ----------   ----------

                                                                                     $   65,727   $   61,254
                                                                                     ==========   ==========

LIABILITIES
Current liabilities:
  Short-term bank credit                                                             $      931   $    4,816
  Accounts payable                                                                        6,377        2,857
  Due to Priortech Ltd.                                                                       -        1,114
  Other current liabilities                                                               8,585        6,084
                                                                                     ----------   ----------

      Total current liabilities                                                          15,893       14,871

Long term loans                                                                               -           55
Accrued severance pay, net of amounts funded                                                 64          307
                                                                                     ----------   ----------

                                                                                         15,957       15,233
                                                                                     ----------   ----------

Commitments and contingent liability (Note 10)

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
  issued 22,096,002 shares in 2000 and 22,130,798 shares in 2001                            112          112
Additional paid-in capital                                                               36,930       37,196
Unearned compensation                                                                       (69)        (162)
Accumulated other comprehensive (loss) income:
  Unrealized holding (loss) gain on marketable securities                                  (253)         128
Retained earnings                                                                        13,050        9,339
Treasury stock, at cost (250,000 shares)                                                      -         (592)
                                                                                     ----------   ----------

                                                                                         49,770       46,021
                                                                                     ----------   ----------

                                                                                     $   65,727   $   61,254
                                                                                     ==========   ==========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               F-2

CAMTEK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                        -------------------------------------
                                                                                           1999         2000          2001
                                                                                        ----------   ----------    ----------
Revenues                                                                                $   23,892   $   53,125    $   44,068
Cost of revenues                                                                            12,159       24,156        21,651
                                                                                        ----------   ----------    ----------

Gross profit                                                                                11,733       28,969        22,417
                                                                                        ----------   ----------    ----------

Research and development costs:
  Expenses                                                                                   4,307        7,037         9,017
  Less royalty-bearing participations from the Government of Israel                         (1,888)      (2,086)            -
  Acquired in-process research and development                                                   -            -         3,634
                                                                                        ----------   ----------    ----------

  Research and development costs, net                                                        2,419        4,951        12,651

Selling, general and administrative expenses                                                 7,827       12,310        14,178
Restructuring expenses                                                                           -            -           547
                                                                                        ----------   ----------    ----------

Operating expenses                                                                          10,246       17,261        27,376
                                                                                        ----------   ----------    ----------

Operating income (loss)                                                                      1,487       11,708        (4,959)
Financial and other income (expenses), net                                                    (862)          31         1,400
                                                                                        ----------   ----------    ----------

INCOME (LOSS) BEFORE INCOME TAXES                                                              625       11,739        (3,559)
Provision for income taxes                                                                       -          848           152
                                                                                        ----------   ----------    ----------

NET INCOME (LOSS)                                                                       $      625   $   10,891    $   (3,711)
                                                                                        ==========   ==========    ==========

NET INCOME (LOSS) PER ORDINARY SHARE:
   BASIC                                                                                $     0.04   $     0.58    $    (0.17)
                                                                                        ==========   ==========    ==========


  DILUTED                                                                               $     0.04   $     0.57    $    (0.17)
                                                                                        ==========   ==========    ==========

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING:
  BASIC                                                                                     15,226       18,692        22,043
                                                                                        ==========   ==========    ==========

  DILUTED                                                                                   16,422       19,202        22,043
                                                                                        ==========   ==========    ==========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               F-3

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)


                                       ORDINARY A                                 ACCUMULATED
                                   NIS 0.01 PAR VALUE  ADDITIONAL                    OTHER
                                   ------------------   PAID-IN      UNEARNED    COMPREHENSIVE
                                   SHARES     AMOUNT    CAPITAL    COMPENSATION  (LOSS) INCOME
                                   -------   --------  ----------  ------------  -------------
BALANCE - JANUARY 1, 1999           15,020   $     95  $      994  $       (203)
Cancellation of share options            -          -         (25)           25
Amortization of share options            -          -           -            70
Exercise of share options            1,241          3         271             -
Net income                               -          -           -             -
                                   -------   --------  ----------  ------------

BALANCE - DECEMBER 31, 1999         16,261         98       1,240          (108)
Cancellation of share options            -          -          (7)            7
Amortization of share options            -          -           -            32
Issuance of common shares, net       5,835         14      35,697             -
Unrealized holding loss on
  marketable securities                  -          -           -             -  $        (253)
Net income                               -          -           -             -              -

Comprehensive income                     -          -           -             -              -
                                   -------   --------  ----------  ------------  -------------

BALANCE - DECEMBER 31, 2000         22,096        112      36,930           (69)          (253)
Cancellation of share options            -          -          (3)            3              -
Exercise of share options               35          -          46             -              -
Grant of warrant                         -          -         324          (324)             -
Amortization of share options            -          -           -           228              -
Additional share issuance
  expense, net of tax benefits
  of $13                                 -          -        (101)            -              -
Unrealized holding gain on
  marketable securities                  -          -           -             -            381
Net loss                                 -          -           -             -              -

Comprehensive loss                       -          -           -             -              -

Purchase of 250,000 treasury
  shares                                 -          -           -             -              -
                                   -------   --------  ----------  ------------  -------------

BALANCE - DECEMBER 31, 2001         22,131   $    112  $   37,196  $       (162) $         128
                                   =======   ========  ==========  ============  =============

                                   RETAINED  TREASURY            COMPREHENSIVE
                                   EARNINGS   STOCK     TOTAL     INCOME/LOSS
                                   --------  --------  -------   -------------
BALANCE - JANUARY 1, 1999          $  1,534            $ 2,420
Cancellation of share options             -                  0
Amortization of share options             -                 70
Exercise of share options                 -                274
Net income                              625                625
                                   --------            -------

BALANCE - DECEMBER 31, 1999           2,159              3,389
Cancellation of share options             -                  0
Amortization of share options             -                 32
Issuance of common shares, net            -             35,711
Unrealized holding loss on
  marketable securities                   -               (253)  $        (253)
Net income                           10,891             10,891          10,891
                                                                 -------------
Comprehensive income                      -                  -   $      10,638
                                   --------            -------   =============

BALANCE - DECEMBER 31, 2000          13,050             49,770
Cancellation of share options             -                  0
Exercise of share options                 -                 46
Grant of warrant                          -                  0
Amortization of share options             -                228
Additional share issuance
  expense, net of tax benefits
  of $13                                  -               (101)
Unrealized holding gain on
  marketable securities                   -                381   $         381
Net loss                             (3,711)            (3,711)         (3,711)
                                                                 -------------
Comprehensive loss                        -                  -   $      (3,330)
                                                                 =============
Purchase of 250,000 treasury
  shares                                  -  $   (592)    (592)
                                   --------  --------  -------

BALANCE - DECEMBER 31, 2001        $  9,339  $   (592) $46,021
                                   ========  ========  =======

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               F-4

CAMTEK LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                       --------------------------------------
                                                                                          1999          2000          2001
                                                                                       ---------     -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                                   $     625     $    10,891   $   (3,711)
   Adjustments to reconcile net income (loss) to net cash provided by
      (used in) operating activities:
        Depreciation and amortization                                                        474             522          618
        Purchased research and development                                                     -               -        3,634
        Loss on disposal of fixed assets                                                      18               1           89
        Amortization of unearned compensation                                                 70              32          228
        Changes in operating assets and liabilities, net of effects from acquisition in 2001:
              Accounts receivable                                                           (577)         (3,401)      (3,829)
              Inventories                                                                 (3,142)         (4,126)        (286)
              Due (from) to Priortech Ltd. and affiliates                                      -          (1,142)       1,882
              Other current assets                                                          (453)         (1,937)      (1,616)
              Deferred taxes                                                                   -             121           89
              Accounts payable                                                             1,084           4,166       (3,662)
              Other current liabilities                                                    1,479           4,826       (3,010)
              Accrued severance pay                                                           31               5          150
                                                                                       ---------     -----------   ----------

                Net cash provided by (used in) operating activities                         (391)          9,958       (9,424)
                                                                                       ---------     -----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of marketable securities                                                           -         (33,365)     (20,689)
   Redemption of marketable securities                                                         -           6,520       33,754
   Acquisition of subsidiary, net of $1,159 cash acquired                                      -               -       (1,191)
   Construction of building and purchase of other fixed assets                            (1,421)         (1,712)      (7,434)
   Proceeds from disposal of fixed assets                                                     47             105           80
                                                                                       ---------     -----------   ----------

                Net cash (used in) provided by investing activities                       (1,374)        (28,452)       4,520
                                                                                       ---------     -----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common shares                                                     -          36,013            -
   Increase (decrease) in short-term bank credit                                           3,699          (5,863)       2,800
   Decrease in due to Priortech Ltd. and affiliates                                       (1,564)         (2,401)           -
   Exercise of share options                                                                 274               -           46
   Purchase of treasury shares                                                                 -               -         (592)
   Payments for registration costs                                                          (434)              -         (114)
                                                                                       ---------     -----------   ----------

                Net cash provided by financing activities                                  1,975          27,749        2,140
                                                                                       ---------     -----------   ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         210           9,255       (2,764)
Cash and cash equivalents at beginning of period                                             328             538        9,793
                                                                                       ---------     -----------   ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                             $     538     $     9,793   $    7,029
                                                                                       =========     ===========   ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid for interest                                                              $     647     $       802   $      295

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 1 - BUSINESS

Camtek Ltd. ("Camtek"), an Israeli company, is a majority owned (68%) subsidiary of Priortech Ltd. (formerly PCB Ltd.), an Israeli company that is listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets intelligent optical inspection systems and related products for the printed circuit board, semiconductor packaging and microelectronics industries used to enhance yields and processes in these industries. Camtek activities are conducted in one reportable business segment.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a)   BASIS OF PREPARATION:

      The consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively the "Company"), are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated.

(b)   ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(c)   FOREIGN CURRENCY TRANSACTIONS:

      The functional currency of the Company is the U.S. dollar. Substantially all revenues generated by the Company are from outside Israel and a majority thereof are received in U.S. dollars. In addition, most salaries, materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels ("NIS") where cost is linked to changes in the dollar/NIS exchange rate. A significant portion of the Company's expenses are incurred in Israel and paid for in NIS. Foreign currency gains and losses included in financial income (expense), net resulting from transactions not denominated in U.S. dollars amounted to a loss of $155 in 1999, income of $130 in 2000 and income of $187 in 2001, respectively.

(d)   CASH EQUIVALENTS:

      All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

(e)   MARKETABLE SECURITIES:

      Marketable securities consist of corporate bonds which have strong credit ratings and maturities greater than three months and up to 18 months at the time of purchase. These securities, which are classified as available-for-sale, are carried at fair value, with unrealized gains and losses, net of any tax effect, reported in shareholders' equity as accumulated other comprehensive income (loss). Amortization of premiums and discounts are included in interest income and are not material.

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)   INVENTORIES:

      Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined on a first-in first-out basis, or market.

(g)   FIXED ASSETS:

      Fixed assets are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on a straight-line basis.

      Annual rates of depreciation are as follows:

          Building                                 2%
          Machinery and equipment                 10% - 20%      (mainly 20%)
          Office furniture and equipment           6% - 20%      (mainly 6%)
          Automobiles                             15% - 20%

(h)   FAIR VALUES OF FINANCIAL INSTRUMENTS:

      The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and amounts due to or from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices which represents fair value. The carrying amounts of short-term bank credit and amounts due to or from Priortech Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

(i)   AMORTIZATION OF INTANGIBLES:

      Intangible assets, consisting of patents and related intellectual property purchased from a former shareholder $(297) and the excess of the purchase price over the underlying book value related to shares of the Company's stock acquired by Priortech Ltd. from former shareholders $(628), were being amortized over a period of five years and as of December 31, 2001, these assets have been fully amortized. Accumulated amortization at December 31, 2000 and 2001 was $849 and $925, respectively.

(j)   RECOGNITION OF REVENUE:

      The Company recognizes revenue from sales of its products upon acceptance by the customer which, in general, occurs no earlier than at the time the Company installs the AOI system at the customer's premises.

      Service fees are recognized at the time the service is provided or over the life of the service contract on a straight-line basis. Service fees aggregated $1,911, $2,591 and $2,888 for 1999, 2000 and 2001,
      respectively.

(k)   WARRANTY:

      Estimated warranty obligations are charged to operations in the period in which the related sale is recognized. AOI systems are generally sold with a twelve month warranty.

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)   INCOME TAXES:

      The Company uses the liability method of accounting for income taxes. Deferred taxes, which may arise as a result of temporary differences between the reported amount of an asset or a liability in the balance sheet and its tax basis, are recognized at their statutory rate. A valuation allowance may reduce any resulting deferred tax asset to the amount that is more likely than not to be realized.

(m)   RESEARCH AND DEVELOPMENT:

      Research and development costs are expensed as incurred. Grants received from the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist (the "Chief Scientist"), for approved research and development programs are recognized upon the later of the time the costs related to a particular project are incurred and the time such project receives approval from the Chief Scientist. See Note 3 for accounting for acquired in process research and development.

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

(o)   EARNINGS (LOSS) PER ORDINARY SHARE:

      Basic earnings (loss) per share are calculated utilizing only weighted average ordinary shares outstanding. Diluted earnings per share gives effect to dilutive potential ordinary shares outstanding during the reporting periods. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from assumed exercise of share options. The effect of the exercise of outstanding stock options and warrants would be anti-dilutive for the year ended December 31, 2001 and have not been included in computing dilutive loss per ordinary share.

(p)   COMPREHENSIVE INCOME:

      Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" requires the Company to report the changes in shareholders' equity from all sources during the period other than those resulting from investments by shareholders as comprehensive income. Comprehensive income (loss) which includes, in addition to net income
      (loss), unrealized gains and losses on marketable securities, is displayed in the statements of changes in shareholders' equity.

(q)   NEW ACCOUNTING PRONOUNCEMENT:

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The statement also identifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that upon adoption, amortization of goodwill and intangibles with indefinite useful lives will cease and instead, the carrying value of these intangibles will be evaluated for impairment on at least an annual basis. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS No. 142 will have a significant effect on the earnings and financial position of the Company.

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 3 - ACQUISITION OF INSPECTECH LTD.

In September 2001, the Company acquired all of the outstanding shares of Inspectech Ltd. ("Inspectech") for $2,350 in cash, including $100 in legal and other acquisition costs. The results of operations of Inspectech have been included in the consolidated financial statements since that date. Inspectech, which was merged into Camtek in December 2001, is an Israel based developer and producer of products for the inspection of wafers to serve the microelectronics industry. The acquisition allows the Company to develop a new line of inspection systems which are complimentary to its existing product lines.

The following summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition:

          Cash                                                       $    1,159
          Inventory                                                       1,053
          Fixed assets                                                      684
          In-process research and development                             3,634
                                                                     ----------

             Total assets acquired                                        6,530
                                                                     ----------

          Current liabilities, including loan payable of $55              3,002
          Loans payable, non-current                                      1,085
          Accrued severance pay                                              93
                                                                     ----------

             Total liabilities assumed                                    4,180
                                                                     ----------

          Net assets acquired                                        $    2,350
                                                                     ==========

The value assigned to in-process research and development was determined pursuant to a third-party valuation. Such amount was written off at the date of acquisition because technological feasibility had not been established and no future alternative uses existed.

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the above acquisition had occurred at the beginning of the 2000 year. The results of operations in both years excludes the amounts assigned to research and development assets that were written off at the date of acquisition.

                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                                       2000           2001
                                                                     --------       --------
          Revenue                                                    $ 55,439       $ 44,376
          Operating income (loss)                                       9,513         (8,081)
          Net income (loss)                                             8,614         (6,869)
          Basic income (loss) per share                                  0.46          (0.31)
          Diluted income (loss) per share                                0.45          (0.31)

The Company granted a warrant to acquire 104,374 ordinary shares at an exercise price of $.01 to Inspectech's principal owner who continues to be employed by the Company. The Company recorded unearned compensation of $324 related to the grant. The warrant vests 50% on date of grant, 25% on the third anniversary of employment and 25% after the fourth anniversary of employment. Accordingly, based on the percentage vested, the Company amortized $162 of unearned compensation for the year ended December 31, 2001 which is included in selling, general and administrative expenses in the accompanying statement of operations.

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 4 - INVENTORIES

                                                                                    DECEMBER 31,
                                                                              ----------   ----------
                                                                                 2000         2001
                                                                              ----------   ----------
          Components                                                          $    3,351   $    4,530
          Systems partially completed                                              1,203        2,113
          Completed systems, including systems not yet purchased
             at customer locations                                                 6,146        5,396
                                                                              ----------   ----------

                                                                              $   10,700   $   12,039
                                                                              ==========   ==========

NOTE 5 - OTHER CURRENT ASSETS

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                 2000      2001
                                                                              ---------  ---------
          Due from Government of Israel departments and agencies              $   1,320  $   1,311
          Due from employees                                                        170        150
          Income receivable                                                         705        146
          Deferred taxes                                                            179        244
          Other                                                                     795        704
                                                                              ---------  ---------

                                                                              $   3,169  $   2,555
                                                                              =========  =========

NOTE 6 - FIXED ASSETS

                                                                                  DECEMBER 31,
                                                                              -------------------
                                                                                2000       2001
                                                                              ---------  --------
          Land                                                                $     425  $    624
          Building (1)                                                            1,664     7,556
          Machinery and equipment                                                 1,885     2,557
          Office furniture and equipment                                            580     1,600
          Automobiles                                                               324       490
                                                                              ---------  --------

                                                                                  4,878    12,827
          Less accumulated depreciation                                           1,060     1,602
                                                                              ---------  --------

                                                                              $   3,818  $ 11,225
                                                                              =========  ========

          (1)  Under construction at December 31, 2000

In September 1998, the Company entered into a lease for a building in Israel to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor. Both the lease payments and the option price will equal the cost of constructing the building, plus financing costs and $595 for the land, less any grants received. In addition, if the option is exercised, the option price is reduced for any payments made under the lease. The lease is for a term of 23 years and 8 months and commenced upon completion of construction in October 2001. The Company has until September 2003 to exercise the option and intends to exercise the option. As the Company is providing construction financing, it is being treated as the owner of the land and building.

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 7 - SHORT-TERM BANK CREDIT

                                                                                   DECEMBER 31,
                                                                             -----------------------
                                                                                2000         2001
                                                                             ----------   ----------
          Revolving bank loan denominated in Euro, interest at 6%
             (2000) and 4.5% (2001), being extended on a monthly basis       $      931   $    1,770
          Loan payable denominated in NIS, interest at 4.4%, being
             extended on a monthly basis                                                       2,717
          Other                                                                                  329
                                                                             ----------   ----------
                                                                             $      931   $    4,816
                                                                             ==========   ==========

Borrowings under the bank loans are collateralized by all of the assets of the Company, and are guaranteed by Priortech Ltd.

NOTE 8 - OTHER CURRENT LIABILITIES

                                                                                   DECEMBER 31,
                                                                              ---------------------
                                                                                 2000        2001
                                                                              ---------   ---------
          Accrued compensation and related benefits                           $   2,286   $   2,027
          Government of Israel departments and agencies
             (substantially for royalties)                                        2,234         715
          Accrued warranty costs                                                  1,327         942
          Commissions                                                               845       1,285
          Advances from customers and deferred revenues                           1,360         338
          Other                                                                     533         777
                                                                              ---------   ---------

                                                                              $   8,585   $   6,084
                                                                              =========   =========

NOTE 9 - SEVERANCE PAY

Israeli law requires payment of severance pay in certain circumstances. The Company's severance pay liability to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds, recognized pension funds and by purchase of managers' insurance policies.

The amounts accrued and the portions funded with severance pay funds and by purchase of insurance policies are composed as follows:

                                                                                 DECEMBER 31,
                                                                              -----------------
                                                                                2000     2001
                                                                              -------   -------
          Accrued severance pay                                               $   220   $   471
          Less amounts funded                                                     156       164
                                                                              -------   -------

          Unfunded balance                                                    $    64   $   307
                                                                              =======   =======

The Company may only make withdrawals from the funds for the purpose of paying severance pay.

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 9 - SEVERANCE PAY (CONTINUED)

The severance pay liabilities covered by the pension funds are not reflected in the above amounts, as the severance pay liabilities have been irrevocably transferred to the pension funds.

Severance pay expense was $225, $353 and $720 in 1999, 2000 and 2001, respectively.


NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND OTHER

(a)   ROYALTIES:

      (1) The Company is committed to pay royalties to the Government of Israel on sales of products and service fees in which the Government participates by way of research and development grants, up to the amount of the grants received for certain projects. According to an agreement entered into in 2001 with the Office of the Chief Scientist, Camtek's royalty payments are based on 4.5% of revenues and will not exceed $250 per quarter. The maximum royalty payable by the Company on future revenues, including royalties related to grants received by Inspectech prior to acquisition, approximates $1,600 at December 31, 2001.

      (2) In 1989, Priortech Ltd. invested approximately $645 (NIS 1,000) in the Company's research and development. In return, the Company agreed to pay royalties to Priortech Ltd. of .5% of aggregate sales of the systems, purchase circuit boards from Priortech Ltd. at prevailing market prices and to grant Priortech Ltd. favored customer status in its purchase of AOI systems. The obligation of the Company to pay Priortech Ltd. the aforementioned royalties terminated for sales made after December 31, 1999.

      (3)  Royalty expense totaled $1,075, $ 2,391 and $ 1,000 in 1999, 2000 and
           2001, respectively, including amounts to Priortech Ltd. (see Note
           17).

(b)   OPERATING LEASES:

      (1) The Company has entered into an operating lease agreement with Priortech Ltd. for an administrative office and research and development facilities which expired in December 2001 and provides for an annual rental of $48. At January 1, 2000, the Company leased additional space and the aggregate annual rental increased to $77. The lease agreement was not renewed due to the completion of Camtek's new building.

      (2) Effective January 1, 1998, the Company entered into a cancelable four-year term operating lease for production facilities in Migdal Haemek, Israel. The annual rental approximates $53 through 2001 and will increase to $59 thereafter. Effective October 1, 2000, the Company entered into another three-year term operating lease for production facilities in Migdal Haemek, Israel. The annual rental approximates $18 through 2003. In December 2001, such lease agreement was cancelled due to the completion of Camtek's new building.

      (3) The Company's subsidiaries have entered into various operating lease agreements. As of December 31, 2001, minimum future rental payments under these leases amount to $310.

      (4) In October 2000, the Company entered into an operating lease of vehicles for a period of 44 months. As of December 31, 2001, the minimum future rental payments are approximately $946.

      (5) Aggregate rent expense amounted to $291, $317 and $451 in 1999, 2000 and 2001, respectively.

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND OTHER (CONTINUED)

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

(d)   VALUATION AND QUALIFYING ACCOUNTS:

      The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

                          BALANCE AT       CHARGED                      BALANCE AT
                         BEGINNING OF     COSTS AND                       END OF
                            PERIOD         EXPENSES       DEDUCTIONS      PERIOD
                         ------------     ---------       ----------    ----------
          1999             $ (524)          $ (171)           $ 144       $  (551)
          2000             $ (551)          $ (226)           $ 122       $  (655)
          2001             $ (655)          $ (716)           $ 236       $(1,135)

NOTE 11 - CONCENTRATION OF RISK

During the years ended December 31, 1999, 2000 and 2001, no customer accounted for 10% or more of the Company's revenue.

At December 31, 2000, accounts receivable from one customer approximated $1,120. At December 31, 2001, accounts receivable from one customer approximated $1,853.

NOTE 12 - SHAREHOLDERS' EQUITY

(a)   INITIAL PUBLIC OFFERING:

      In July 2000, the Company sold 5,835,000 shares of its common stock in an initial public offering ("IPO"). In connection therewith, the Company received proceeds of $34,957, net of offering costs of $5,875 including $114 recorded in 2001. In addition, $653 of tax benefits, including $13 recorded in 2001, related to the offering costs have been credited to additional paid-in-capital.

(b)   ORDINARY SHARES:

      In February 2000, the Company changed its designation of ordinary A shares to ordinary shares. On July 11, 2000, the Board of Directors approved a 2 for 1 ordinary share split. Share and per share amounts in the accompanying consolidated financial statements give retroactive effect to the split. Since December 2001, the Company's shares are also traded on the Tel Aviv stock exchange.

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 12 - SHAREHOLDERS' EQUITY (CONTINUED)

(c)   SHARE OPTIONS:

      In September 1997, the Company's Board of Directors adopted three share option plans for key employees, one of which covers employees in Israel and the others cover employees in the United States, Europe and Asia. Options granted under those plans are vested up to 50% after two years of continued employment with an additional 25% vesting after each of years three and four, unless otherwise determined by the Board of Directors. Vested options are exercisable for two years beginning on the later of July 28, 2000, the date the Company's shares began trading on NASDAQ or the date of vesting.

      In November 2000, the Board of Directors adopted a fourth option plan. Options granted under the plan for officers and directors are vested up to 25% after one year and the remaining 75% are proportionally vested on a monthly basis during the following three-year period, unless otherwise determined by the Board. Vested options are exercisable for five years. The Board of Directors administers the plans, which designates the recipients, number of options granted and exercise price.

      During 2001, the Board of Directors increased by 700,000 the shares issuable upon exercise of options under the share option plan. As of December 31, 2001, options to purchase an aggregate of 2,173,128 ordinary shares may be granted under these plans, of which 1,754,000 options have been granted through December 31, 2001. The exercise price of options granted during 1999, 2000 and 2001 was at or above the estimated fair value or, after the Company's IPO, quoted market price of the Company's common stock at the date of grant.

      In August 2000, the Company granted an aggregate of 200,000 share options to two executive officers of the Company at an exercise price equal to the quoted market price on the date of grant. These options were granted outside the above mentioned plans.

      Share option activity during the years is as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------------------------------
                                                    1999                      2000                        2001
                                           -----------------------    ----------------------     -----------------------
                                                          WEIGHTED                  WEIGHTED                    WEIGHTED
                                             NUMBER       AVERAGE      NUMBER        AVERAGE      NUMBER         AVERAGE
                                               OF         EXERCISE       OF         EXERCISE        OF          EXERCISE
                                             SHARES        PRICE       SHARES         PRICE       SHARES          PRICE
                                           ----------     --------    ---------     --------     ---------      --------
          Outstanding at January 1          1,714,128       $0.52       735,980       $1.95      1,294,042        $4.43
          Granted                             345,456        2.66       627,289        7.26        636,454*        3.82
          Cancelled                           (82,604)       1.33       (69,227)       3.68       (176,496)        5.21
          Exercised                        (1,241,000)       0.22                                  (34,796)        1.33
                                           ----------                 ---------                  ---------

          Outstanding at year end             735,980        1.95     1,294,042        4.43      1,719,204         4.19
                                           ==========                 =========                  =========

          Exercisable at year end             119,410        1.33       250,462        1.33        615,148         2.79
                                           ==========                 =========                  =========

*Includes warrant for 104,374 common shares exercisable at $.01 per share (see
Note 3).

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 12 - SHAREHOLDERS' EQUITY (CONTINUED)

(c)  SHARE OPTIONS:  (CONTINUED)

      The following table summarizes information about stock options at December 31, 2001:

                                                         WEIGHTED
                                                         AVERAGE
                                                         REMAINING         WEIGHTED                       WEIGHTED
                                                        CONTRACTUAL        AVERAGE                         AVERAGE
                  RANGE OF               NUMBER             LIFE           EXERCISE        NUMBER         EXERCISE
               EXERCISE PRICE          OUTSTANDING        IN YEARS          PRICE        EXERCISABLE        PRICE
              ---------------        --------------     -----------        --------     -------------      --------
                   $0.01                    104,374         2.50            $0.01             52,187         $0.01
                   $1.33                    342,585         1.44            $1.33            306,725          1.33
              $2.66 to $3.29                579,306         3.79            $3.04            116,403          2.66
              $5.97 to $8.00                692,939         3.15            $7.20            139,833          7.13
                                     --------------                                     ------------

                                          1,719,204         4.19                             615,148          2.79
                                     ==============                                     ============

      The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock-based compensation to employees and, accordingly, recognizes compensation expense for the difference between the fair value or after the Company's IPO, the quoted market price of the underlying ordinary shares and the exercise price of the option at the date of grant. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, however, allows the Company to continue to measure the compensation cost of employees in accordance with APB 25, but requires the Company to disclose pro forma information regarding net income (loss) and per share data determined as if the Company had accounted for its employee share options under the fair value method of that statement.

      Pro forma net income (loss) and per share data, had the Company adopted the fair value method of SFAS 123, is as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                                       --------   ---------   ---------
                                                                         1999        2000        2001
                                                                       --------   ---------   ----------
          Pro forma:
             Net income (loss)                                         $    480   $  10,358   $  (4,660)
                                                                       ========   =========   =========

             Net income (loss) per ordinary share - basic              $    .03   $     .55   $    (.21)
                                                                       ========   =========   =========

             Net income (loss) per ordinary share - diluted            $    .03   $     .54   $    (.21)
                                                                       ========   =========   =========

      The weighted average fair value of the options granted during 1999, 2000 and 2001 in applying the fair value method was estimated at $2.09, $4.83 and $2.91, respectively, using the Black-Scholes pricing model with the following assumptions:

                                                       1999 GRANT        2000 GRANT          2001 GRANT
                                                       ----------      -------------        -------------
          Dividend yield                                     0                 0                    0
          Volatility                                        40%               93%                  83%
          Risk-free interest rate                         5.80%        5.71% - 6.54%        3.90% - 4.86%
          Expected life                                      4                 4                    4

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 12 - SHAREHOLDERS' EQUITY (CONTINUED)

(d)   TREASURY STOCK:

      On September 17, 2001, the Company announced that the Board of Directors authorized a share repurchase program to acquire up to $3,000 of the Company's ordinary shares from time to time in open market transactions. During September 2001, the Company purchased 250,000 ordinary shares at a cost of $592 in connection with such program.

NOTE 13 - MONETARY BALANCES IN NONDOLLAR CURRENCIES

                                                                 DECEMBER 31,
                             -------------------------------------------------------------------------------------
                                               2000                                         2001
                             ----------------------------------------      ---------------------------------------
                               ISRAELI CURRENCY (a)          OTHER          ISRAELI CURRENCY (a)          OTHER
                             -----------------------       NONDOLLAR       ----------------------       NONDOLLAR
                             UNLINKED      LINKED (b)      CURRENCIES      UNLINKED     LINKED (b)      CURRENCIES
                             --------      ---------       ----------      --------     ----------      ----------
Assets - current               $ 2,845       $ 1,170          $ 3,178       $ 1,537                       $ 4,913
Liabilities - current            8,011                          1,785         3,537      $ 3,584            4,544

(a) The above does not include balances in Israeli currency linked to the dollar.
(b)   To the Israeli CPI.

NOTE 14 - GEOGRAPHIC INFORMATION

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of product as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                               1999         2000         2001
                                                            ----------   ----------  ----------
          United States                                     $    5,413   $   10,940  $    8,235
          Europe                                                 4,990        8,788       7,796
          Japan                                                  1,322        4,791       2,845
          Taiwan                                                 6,045        6,372       5,763
          China                                                  1,306        9,589      12,648
          Korea                                                  1,165        5,045       1,685
          Singapore                                                878        3,718         864
          Canada                                                              2,416       1,519
          Other Asia                                             1,941          540       1,410
          Rest of the world                                        832          926       1,303
                                                            ----------   ----------  ----------

                                                            $   23,892   $   53,125  $   44,068
                                                            ==========   ==========  ==========

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 15 - SELECTED INCOME STATEMENT DATA

(a)   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

                                                                      YEAR ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                   1999        2000         2001
                                                                ---------   ----------   ----------
          Selling                                               $   6,224   $    9,982   $   11,212
          General and administrative                                1,603        2,328        2,966
                                                                ---------   ----------   ----------

                                                                $   7,827   $   12,310   $   14,178
                                                                =========   ==========   ==========

(b)   FINANCIAL AND OTHER INCOME (EXPENSE), NET:

      Financial and other income (expense), net includes interest income of $15
      (1999), $896 (2000) and $1,784 (2001) and interest expense of $700 (1999),
      $816 (2000) and $365 (2001).

(c)   RESTRUCTURING EXPENSES:

      Restructuring expenses consist principally of payments aggregating $314 to terminated employees resulting from implementation of a plan to reduce costs due to a reduction in sales and expenses of $146 related to a leased facility vacated by the Company in connection with relocating its operations to its newly constructed facility.

NOTE 16 - TAXES ON INCOME

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

      The period of benefits relating to the recent approved enterprise production facilities will expire in 2008. The tax benefits with regard to the first approved enterprise production facilities expired on December 31, 1999. In the event of distribution of cash dividends from tax exempt income, the Company would have to pay the 25% tax in respect of the amount distributed (the amount distributed for this purpose includes the amount of the Company's tax that applies as a result of the distribution). The Company has decided to reinvest the amount of the tax-exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax-exempt income.

      Undistributed taxable earnings in Israel, for which taxes have not been provided, aggregated $16,670 at December 31, 2001. The amount of tax that would be owed if such amounts were distributed would be approximately $4,168 at December 31, 2001.

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

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 16 - TAXES ON INCOME (CONTINUED)

(b) MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (THE "INFLATIONARY ADJUSTMENTS LAW"):

      Under this law, results for tax purposes are measured on a real basis - adjusted to the increase in the Israeli CPI. These financial statements are presented in dollars. The difference between the change in the Israeli CPI and in the exchange rate of the dollar, both on annual and cumulative bases, will cause a difference between taxable income and income reflected in these financial statements.

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

(e)   TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

      The following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                         -------------------------------------
                                                                                            1999          2000         2001
                                                                                         ----------   ----------    ----------
       Income (loss) before income taxes (a)                                             $      625   $   11,739    $   (3,559)
                                                                                         ==========   ==========    ==========

       Theoretical tax provision (benefit) on the above amount at 36%                    $      225   $    4,226        (1,281)

       Tax benefits arising from "approved enterprises"                                        (482)      (3,323)       (1,151)
                                                                                         ----------   ----------    ----------

                                                                                               (257)         903        (2,432)
       Increase (decrease) in taxes resulting from:
          Losses of subsidiaries for which no tax benefit has been recognized                   256          488           612
          Permanent differences, including difference between
             Israeli CPI-adjusted tax returns and dollar-adjusted financial
             statements - net                                                                  (110)        (385)        1,201
          Other                                                                                 111           91           (20)
          Acquired in-process research and development expense,
             not deductible for tax purposes                                                                             1,308
          Nondeductible expenses                                                                                            49
          Interest income not subject to tax                                                                              (566)
          Decrease in taxes resulting from utilization of carryforward tax losses in the United States for which deferred tax benefits
             were not provided in previous years                                                            (249)
                                                                                         ----------   ----------    ----------

       Actual tax expense                                                                $        0   $      848    $      152
                                                                                         ==========   ==========    ==========
       (a) Consists of income (loss) as follows:
             Israel                                                                      $    2,307   $   12,403        (2,180)
             Outside of Israel                                                               (1,682)        (664)       (1,379)
                                                                                         ----------   ----------    ----------

                                                                                         $      625   $   11,739    $   (3,559)
                                                                                         ==========   ==========    ==========

       Per share effect of tax benefits from "approved enterprises":
          Basic                                                                          $      .03   $      .14    $      .05
          Diluted                                                                        $      .03   $      .14    $      .05

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 16 - TAXES ON INCOME  (CONTINUED)

(e)   TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS: (CONTINUED)

      Deferred tax assets consist of the following at December 31:

                                                                                     2000       2001
                                                                                   -------   ---------
          Current:
             Provision for doubtful debts, returns and rejections                  $   101   $     240
             Accrued warranty                                                          110         161
             Unearned revenue                                                           93         158
             Net operating losses of subsidiaries                                      750       2,106
             Accrued vacation                                                           37          45
                                                                                   -------   ---------

                                                                                     1,091       2,710
             Valuation allowance                                                      (912)     (2,466)
                                                                                   -------   ---------

             Current deferred tax asset, net of allowance                              179         244
                                                                                   -------   ---------

          Long-term:
             Offering costs                                                            428         256
             Other                                                                      20          50
                                                                                   -------   ---------

                                                                                       448         306
                                                                                   -------   ---------

                                                                                   $   627   $     550
                                                                                   =======   =========

      The valuation allowance increased by $256 in 1999, decreased by $120 in 2000 and increased by $1,554 in 2001.

      As of December 31, 2001, the Company has a net operating loss ("NOL") carryover of approximately $9,000, principally applicable to losses of Inspectech prior to acquisition (see Note 3), which is available to offset income taxable in Israel, subject to annual limitations. Such NOL has no expiration date. In addition, foreign subsidiaries have NOL carryovers aggregating approximately $3,800 of which approximately $1,700 expires in 2006, approximately $1,100 expires in 2021 and approximately $1,000 has no expiration date. The related deferred tax assets have been fully offset by valuation allowances and any future recognized tax benefits related to such NOL's will reduce income tax expense.

NOTE 17 - TRANSACTIONS WITH RELATED PARTIES

                                                                                 YEAR ENDED DECEMBER 31,
                                                                            --------------------------------
                                                                              1999        2000        2001
                                                                            --------    --------    --------
      Rent expense to Priortech Ltd. (Note 10(b)(1))                        $     48    $     77    $     70
      Royalty expense to Priortech Ltd. (Note 10(a)(1))                          119
      Purchases from Priortech Ltd.                                               96       1,636       1,712
      Interest expense to Priortech Ltd.                                          75          44          55
      Participation of Priortech Ltd. in expenses of the Company                (100)       (100)
      Sales to Priortech Ltd.                                                   (824)       (698)       (521)

CAMTEK LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 2001
(Dollars in thousands)

NOTE 17 - TRANSACTIONS WITH RELATED PARTIES  (CONTINUED)

On January 1, 1998, the Company and Priortech Ltd. entered into a Management Services Agreement under which the Company provides to Priortech Ltd. management services of Rafi Amit and Yotam Stern, Chief Executive Officer and Executive Vice President, Business and Strategy and former Chief Financial Officer of the Company, respectively. Prior to such date, such individuals were employed by Priortech Ltd. Priortech shall pay monthly to the Company a portion of compensation costs with respect to Mr. Amit's and Mr. Stern's employment, which portion shall be calculated on the basis of the actual amount of time spent in rendering such services in relation to the Company's total monthly compensation costs with respect to Mr. Amit's and Mr. Stern's employment. Effective January 2001, the Management Services Agreement was terminated and Priortech Ltd. employs these individuals in a part time position.

On January 1, 1998, the Company entered into a loan agreement with Priortech Ltd. with respect to the repayment of loans granted to the Company, beginning in 1995. On December 31, 1998, amounts previously owed to affiliates were assumed by Priortech Ltd. and were also to be repaid pursuant to the terms of the loan agreement. The $1,685 outstanding principal amount of the loan as of December 31, 1999 was linked to the Israeli CPI since January 1, 2000 and provided for annual interest of 4%. Since June 2000 the loan was linked to the differences between the US dollar and the NIS currency exchange rate and provided for annual interest of 6.5%. According to the agreement, the loan was repaid after completion of the company's initial public offering, in year 2000.