Form 20-F
period 2002-12-31
CAMTEK LTD
filed 2003-06-30
CIK 1109138

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

Commission file number 000-30664

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
Ordinary Shares, par value NIS 0.01

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

[27,053,419] Ordinary Shares, par value NIS 0.01

               Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes   X       No

               Indicate by check mark which financial statement item the registrant has elected to follow.

               Item 17          Item 18   X

Forward-Looking Statements

               Statements in this annual report about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under “Risk Factors” or described elsewhere in this annual report.

               In some cases, one can identify forward-looking statements by our use of words such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “seeks,” “strategy,” “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases.

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

Item 2.                  Offer Statistics and Expected Timetable.

                              Not Applicable.

Item 3.                  Key Information.

                              A.          Selected Consolidated Financial Data.

               We derived the statement of operations data for the years ended December 31, 2000, 2001 and 2002, and balance sheet data as of December 31, 2001 and 2002 from the audited consolidated financial statements in this annual report. These statements were jointly audited by Goldstein Sabo Tevet and Eisner, LLP, independent auditors, whose report with respect to these financial statements is included  elsewhere in the annual report. We derived the statement of operations data for the years ended December 31, 1998 and 1999  and the balance sheet data as of December 31, 1998 and 1999 and 2000 from audited financial statements that are not included in the annual report.  Historical results are not necessarily indicative of results to be expected in the future or for the full year.

               For all fiscal periods for which consolidated financial data are set forth below, our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$20,343	$23,892	$53,125	$44,068	$22,593
Cost of revenues	10,095	12,159	24,156	21,651	13,641
Write off - inventory	-	-	-	-	1,805

Gross profit	10,248	11,733	28,969	22,417	7,147
Research and development cost:
Expenses	3,503	4,307	7,037	9,017	7,194
Acquired in process research and development	—	—	—	3,634	—
Less royalty-bearing participations from the Government of Israel	1,177	1,888	2,086	-	-

Research and development costs, net	2,326	2,419	4,951	12,651	7,194
Selling, general and administrative expenses	6,848	7,827	12,310	14,178	11,057
Restructuring expenses	—	—	—	547	-

Operating income (loss)	1,074	1,487	11,708	(4,959)	(11,104)
Financial and other (expenses) income, net	241	(862)	31	1,400	331

Income (loss) before income taxes	1,315	625	11,739	(3,559)	(10,773)
Provision for income taxes	—	—	(848)	(152)	(519)

Net income (loss)	$1,315	$625	$10,891	$(3,711)	$(11,292)

Earnings (loss) per ordinary shares
outstanding
Basic	$0.09	$0.04	$0.58	$(0.17)	$(0.47)

Diluted	$0.08	$0.04	$0.57	$(0.17)	$(0.47)

Weighted average number of shares
outstanding:
	Year Ended December 31,

	1998	1999	2000	2001	2002

	(In Thousands, except per share data)
Basic	15,020	15,226	18,692	22,043	24,166
Diluted	16,494	16,422	19,202	22,043	24,166

	December 31,

	1998	1999	2000	2001	2002

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$328	$538	$9,793	$7,029	$2,898
Working capital (deficiency)	12	(304)	45,492	34,852	30,197
Total assets	12,915	18,613	65,727	61,254	48,948
Total debt	6,854	8,479	931	4,816	39
Shareholders’ equity	2,420	3,389	49,770	46,021	40,316

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

Risk Factors Related to Our Business.

The main market we serve, the printed circuit board industry, is currently experiencing a prolonged and severe downturn, and it is difficult to predict the length of the downturn or the timing or strength of a recovery.

               Historically, we derived most of our revenues, and we expect to continue to derive a majority of our revenues from sales of our Automated Optical Inspection, or AOI, systems and related services for the printed circuit board industry. Our business depends in large part upon capital expenditures by printed circuit board manufacturers, which in turn depend upon the current and anticipated demand for products using printed circuit boards. The printed circuit board industry is experiencing a prolonged and severe downturn. As a result, the overall rate of capital spending by printed circuit board manufacturers has been sharply cut, and sales of our products to these manufacturers have declined.  As a result of the general economic decline, we have provided some of our customers with extended payment cycles. Consequently, we have experienced longer accounts receivable payment cycles.  If any of our customers becomes insolvent or has difficulties meeting its financial obligations to us, we may suffer additional losses.

               Furthermore, many of our customers are currently experiencing a period of excess capacity and are not purchasing new AOI systems, and it is not clear how long after a recovery in sales of printed circuit boards begins, demand for our AOI systems will start to grow.  We cannot predict the length of the downturn or the timing or strength of a recovery. If this downturn continues, our sales will continue to be low and may decrease further. In addition, we have only a limited ability to reduce expenses during any period of a downturn in demand because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations.  Accordingly, we may incur further losses.

In 2002, we entered two new markets: the semiconductor packaging industry and the microelectronics industry.  If these markets fail to grow or if our products are not accepted in these markets, our results of operations will be adversely affected.

               In the beginning of 2002, we began sales of products for the inspection of high density interconnect substrates, or HDI-S, to serve the semiconductor packaging industry and for the inspection of wafers, which are silicon disks from which individual chips are diced, to serve the microelectronics industry. The rate of our future success in these markets depends on the development and rate of growth of the market for intelligent optical inspection technology in these industries and on the acceptance of our products. The markets for intelligent optical inspection systems in the semiconductor packaging and the microelectronics industries are new and may not develop at the rate we expect, whether as a result of the continuing economic downturn, competition, alternative technologies, changes in technology, changes in product standards or otherwise. If widespread acceptance of intelligent optical inspection technology does not develop in these industries, our success will be adversely affected. Furthermore, our sales depend upon the adoption of our products by manufacturers in these industries. The adoption of our new products often involves long evaluation periods in which the manufacturers and we jointly define the manufacturers’ needs and customize our products accordingly. This process increases our costs and may affect the profitability of our new products. Ultimately, if these markets do not develop or grow or if manufacturers do not find our products to be appropriate for their use, our future sales could suffer.

We operate an international sales organization. Recently, the majority of our sales have been to manufacturers in East Asia. The concentration of sales within a particular geographical region involves specific risks.

               In 2002, our total sales declined on an absolute basis in all geographic markets; however, the relative significance of the geographic markets as a percentage of our total sales has continued to shift from Europe and the United States to East Asia, principally China and Taiwan.  In 2002, our sales to customers in East Asia accounted for approximately 80% of our total revenues, including approximately 40% from sales in China and 26% from sales in Taiwan. Changes in local legislation or in governmental controls and regulations, changes in tariffs and taxes, political instability, trade restrictions, a downturn in economic or financial conditions, as well as any extraordinary events having an adverse effect on the economy or business environment in this region, such as the spread of the SARS epidemic, may cause a significant decline in our future revenues and have an adverse affect on our results of operations.

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

               Competition in the markets we serve is intense. Competition has increased further due to the continuing low demand for the type of products that we manufacture, resulting from the general economic downturn. If this trend continues, it could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. In addition, there is a  growing market of  used AOI systems for sale, and this, in turn, may reduce the demand for our products and force us to lower our prices in certain cases. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new higher performance products with higher prices, our operating results may be seriously harmed.

               Competitors currently sell products that provide similar benefits to those that we sell. Our principal direct competitor in the sale of AOI systems for the printed circuit board industry is Orbotech Ltd., an Israeli company, which currently commands a substantial majority of the market for AOI systems and services for printed circuit board manufacturers.  We also compete against other companies in the semiconductor packaging and the microelectronics industries. Some of our primary competitors in the semiconductor packaging industry are Orbotech Ltd., Robotic Vision Systems, Inc., and Utechzone Co. Ltd. Some of our primary competitors in the microelectronics industry are August Technology Corporation and Robotic Vision Systems, Inc.

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

               Third parties may assert claims that we have violated patents or that we have infringed upon their intellectual property rights. Intellectual property claims have been asserted against us in the past and may be asserted against us in the future.  Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business.

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

               Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. For example, in 2000, three customers accounted for about 12.4% of our total revenues, in 2001, two customers accounted for about 10.0% of our total revenues and in 2002 two customers accounted for about 14.1% of our total revenues. Based on our experience, we expect that the identity of our customers may change from period to period.  We have not entered into long-term agreements with any of our large customers nor have we secured commitments to purchase any specific quantities of our products from any of our customers. If we do not receive large orders from customers in any given period, we may not be able to meet our sales expectations for that period.

Due to fluctuations in foreign exchange rates, the prices of our products may become less competitive or we may incur additional expenses.

               Foreign currency fluctuations may affect the prices of our products. Our prices in most countries outside of Europe are denominated in dollars. In those countries, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In 2002, we derived approximately 10% of our revenues from customers in Europe where our prices are mainly denominated in euros. A devaluation of the Euro as compared to the dollar can cause our revenues to decrease in dollar terms. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations.

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

               Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

•	the cyclical nature of the electronics industry;

•	the size, timing and shipment of orders;

•	customer budget cycles and installation schedules;

•	product introductions;

•	the timing of new product upgrade or enhancement announcements; and

•	interest and exchange rates.

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

               In the event of an economic recovery, our operations will have to expand in order to meet increasing customer demands.  Our growth will depend in large part on our ability to manage our expanding operations and may place a significant strain on our engineering, technical, administrative, operational, financial and marketing resources, as well as increased demands on our systems and controls. If we expand our operations, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. During periods of economic growth, competition for qualified engineering and technical personnel is intense. There are a limited number of persons with the requisite knowledge and experience in our business, products and other necessary technology areas. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be successful in attracting, integrating and retaining those new employees.  Also, in the event of an economic recovery, our suppliers and subcontractors may be unable to meet our increased demand for key components and subsystems.

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

               Priortech Ltd., formerly PCB Ltd., beneficially owns 77.8% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions.  This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. The equity interest of Priortech will make it impossible to obtain shareholder approval without Priortech’s consent on matters requiring shareholder approval. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

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

               As of March 31, 2003, our cash reserves were at a level of approximately $14.2 million.  If our cash reserves, together with cash available under our credit facility, are insufficient to meet our cash requirements, we will need to seek alternative sources of financing to carry out our operating strategies.  We may not be able to raise needed cash or we may not be able to do so on terms that are acceptable to us.  Additional financing may be on terms that are dilutive or potentially dilutive to existing shareholders.  In addition, the current economic environment and political climate in Israel may make it more difficult for us to obtain financing. In August 2002, we raised approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders. Our cash reserves and cash available under our credit facility may not be sufficient for our long-term needs. If we are not able to find alternative sources of financing that are sufficient to meet our cash requirements, we may need to modify our operating plans to the extent of available resources.

Our share price has been volatile in the past and may continue to decline in the future.

               Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price and volume fluctuations.

               Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

               In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

               Our ordinary shares are listed for trade on the Nasdaq SmallCap Market and on the Tel Aviv Stock Exchange, and this may result in price variations.  Our ordinary shares are traded on these markets in different currencies (U.S. dollars on the Nasdaq and New Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange).  These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets.  In addition, market influences in one market may influence the price at which our shares are traded on the other.

               The listing of our ordinary shares was transferred from The Nasdaq National Market to The Nasdaq SmallCap Market in February 2003. The Israeli Securities Authority’s current position is that, following the transfer of our ordinary shares to the Nasdaq SmallCap Market, we are required to provide disclosure in Israel in accordance with the provisions of Chapter F of the Israeli Securities Law, 1968 (similar to the requirements of a company listed only on the Tel Aviv Stock Exchange). Based on the advice of our Israeli legal counsel, we believe that, notwithstanding the transfer of our ordinary shares to the Nasdaq SmallCap Market, we may continue to report in accordance with the provisions of Chapter E3 of the Securities Law, which does not impose on us the burden of reporting under two different sets of disclosure rules and requirements. The Israeli Securities Authority may order the Tel Aviv Stock Exchange to halt the trade in our ordinary shares if we do not provide disclosure in Israel in accordance with the provisions of Chapter F of the Securities Law.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

               Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our passive income would not include income derived from the sale of our products but would include amounts derived by reason of the temporary investment of any cash amounts. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

               We believe that in 2002 we were not a PFIC.  However, there can be no assurance that the U.S. Internal Revenue Service will not challenge the calculations we used in determining that we were not a PFIC in 2002.  We currently expect that we will not be a PFIC in 2003.  However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income.  Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2003 or in a future year.  For a discussion of how we might be characterized as a passive foreign investment company and related tax consequences, please see the section of this annual report entitled “Taxation — U.S. Federal Income Tax Considerations - Tax Consequences if we are a Passive Foreign Investment Company.”

Risks relating to our operations in Israel

Conducting business in Israel entails special risks.

               We are incorporated under the laws of, and our principal offices are located in, the State of Israel. We are directly influenced by the political, economic and military conditions affecting Israel.  Our product development depends on components imported from outside of Israel. A majority of our sales occur outside of Israel. We could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a significant increase in inflation; and

•	a significant downturn in the economic or financial condition of Israel.

                Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. Since 2002, there has been a significant escalation in armed clashes between Israel and the Palestinians, and Israel has undertaken military actions in Palestinian controlled areas. There is no indication how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. There are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses and civil unrest, military conflict and uncertainty may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

               Since our inception, we had relied on government grants for the financing of a significant portion of our product development expenditures. Until March 2001, we received grants and we participated in programs sponsored by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist.  In March 2001, we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech Ltd. prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a the maximum amount of $250,000 per quarter. We have not received any additional grants from the Office of the Chief Scientist since 2000. As of December 31, 2002, the outstanding balance of the grants was approximately $1.08 million,  of which $950,000 was due as of such date, including grants received by Inspectech prior to its merger into us.   We continue to benefit from government programs and tax benefits, particularly as a result of the Approved Enterprise status of our existing facilities. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including:

•	making investments in fixed assets, the amount of which varies depending on the program approved by the Government of Israel;

•	financing at least 30% of the investment for the Approved Enterprise with share capital; and

•	receiving revenues from the Approved Enterprise.

               The tax benefits could be cancelled, and we may be required to refund the tax benefits already received if we fail to meet these conditions in the future. These programs and tax benefits may not be continued in the future at their current levels or at any level or our requests for future participation in these programs may not be approved. In August 2002, the Israeli legislature enacted new legislation adopting tax reforms. The new legislation does not reduce the benefits we receive as a result of our Approved Enterprise status.

               Pursuant to the law governing the Israeli government’s participation in research and development programs through the Office of the Chief Scientist, the technology developed with government grants may not be transferred outside of Israel, and may be transferred within Israel only with the approval of a special governmental committee. The manufacture outside of Israel of products developed with government grants is also allowed only with the approval of a special governmental committee. However, if such approval is granted, we would be required to pay royalties at a higher royalty rate and an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel. This could result in our being required to repay up to three times the amount of our original grant. An amendment to the law governing the Israeli government’s participation in research and development programs through the Office of the Chief Scientist was enacted in November 2002 and it entered into effect on April 1, 2003.  However, the amendment did not introduce any relief with respect to the restrictions on the transfer out of Israel of the technology developed with government grants or with respect to the restrictions on the manufacture outside of Israel of products developed with government grants. The restriction regarding the transfer of technology out of Israel or the lack of approval by the special governmental committee with respect to the transfer of manufacturing out of Israel could have a material adverse effect on our ability to enter into strategic alliances in the future that provide for the transfer of manufacturing rights.

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

The effects of anti-takeover provisions could inhibit the acquisition of us by others.

               Some of the provisions of our articles of incorporation and of Israeli law could, together or separately

•	discourage potential acquisition proposals;

•	delay or prevent a change in control; and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

               We are subject to Israeli corporate law.  Generally, under Israeli corporate law, a merger (1) if effected within the framework of an “arrangement,” is subject to approval by the court and a majority of shareholders present and voting on the proposed merger, holding at least 75% of the shares represented at the shareholders’ meeting and a similar majority at the creditors’ meeting; or (2) if effected not within the framework of an “arrangement,” must receive the approval of the board of directors and shareholders of both merging companies, and can be consummated only after 70 days have passed from the date the merger proposal was filed with the Registrar of Companies. Additionally, a tender offer for our shares, or the acquisition of the interests of our minority shareholders, may be subject to the requirements of Israeli corporate law.  The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

               Israeli tax law treatment for acquisitions, like stock-for-stock exchanges between an Israeli company and a foreign company, may be less favorable than the treatment that may be available under U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges shares in us for shares in a foreign corporation to immediate taxation.

                In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984 may not be transferred to third parties outside of Israel, and may be transferred within Israel only with the approval of the a special governmental committee. This approval is not required for the export of any products resulting from that research and development. Approval for the transfer within Israel of technology developed with government grants may be granted only if the recipient abides by all of the provisions of the research law and its regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties at variable rates. These requirements could inhibit the acquisition of us by others. There can be no assurance that this consent, if requested, will be granted. An amendment to this law was enacted in November 2002 and it entered into effect on April 1, 2003. However, the amendment did not introduce any relief with respect to the restrictions on the transfer out of Israel of the technology developed with government grants.

Item 4.                  Information on the Company.

                              A.          History and Development of the Company

                We were incorporated under the laws of Israel in 1987.  During our first years of operation, we were engaged in the development, production and marketing of a manual optical inspection system for the detection of manufacturing defects in printed circuit boards. In 1992, Priortech purchased all of our shares then held by Camtek Corp. N.V., and became the holder of a controlling interest of 66 2/3% in us. In April 1996, Priortech purchased all of the remaining shares of Camtek, and Camtek became a wholly owned subsidiary of Priortech.

                In July 2000, we sold 5,600,000 ordinary shares in an initial public offering in which we received net proceeds of $34.5 million. In August 2000, we sold an additional 235,000 ordinary shares following the exercise of the underwriters’ over-allotment option in which we received an additional $1.5 million in net proceeds.  In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 were sold to Priortech Ltd.), in which we received net proceeds of $6.1 million. Our shares began trading on the Nasdaq National Market in July 2000. In February 2003, the listing of our shares was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market. Since December 2001, our ordinary shares have also been listed for trade on the Tel Aviv Stock Exchange.

               In September 2001, we acquired all the outstanding shares of Inspectech Ltd., a developer and producer of intelligent automatic inspection systems for the microelectronics industry for an aggregate purchase price of $2,250,000, and in December 2001, Inspectech was merged with us. In the second half of 2001, we relocated to our new facilities and reorganized along three product divisions for the printed circuit boards industry, the semiconductor packaging industry and the microelectronics industry. During the fourth quarter of 2002, we consolidated the product division for the semiconductor packaging industry and the product division for the microelectronics industry into one unified product division – the Microelectronics Packaging (MEP) Division.

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

                              B.          Business Overview.

               For discussion of capital expenditures and divestitures, see “Item 5- Operating and Financial Review and Prospects- Liquidity and Capital Resources.”

Our Business

We design, develop, manufacture, and market technologically advanced and cost-effective, intelligent optical inspection systems and related products, used to enhance both process and yields for the printed circuit board, semiconductor packaging and microelectronics industries. Camtek has been a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the United States, Europe, Japan, and East Asia.

The following table shows our revenue classified by geographical segments for each of the last three financial years

	Year Ended December 31,
	2000	2001	2002

	(in thousands)
United States	$10,940	$8,235	$2,020
Europe	8,788	7,796	2,162
Japan	4,791	2,845	1,332
Taiwan	6,372	5,763	5,956
China	9,589	12,648	9,041
Korea	5,045	1,685	968
Singapore	3,718	864	202
Canada	2,416	1,519	190
Other Asia	540	1,410	681
Rest of the world	926	1,303	41

Total	$53,125	$44,068	$22,593

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

               Priortech, our parent company, through its affiliated companies, engages in various aspects of electronic packaging, including the assembly of printed circuit boards and the development of advanced substrates, which are intermediate components connecting the chip to the printed circuit board. Priortech is also one of the largest manufacturers of printed circuit boards in Israel, based on 2000, 2001 and 2002 sales. We have worked closely with Priortech and its affiliated companies and have utilized their facilities to develop, modify and test, during the manufacturing process, our Automated Optical Inspection, or, AOI systems for the printed circuit board industry and our products for the semiconductor packaging industry. This relationship has provided us with insights into the needs of our customers and has enabled us to develop and refine our products and technology with a customer orientation.

Products

               We have historically designed, developed, manufactured and marketed technologically advanced and cost-effective AOI systems and related products used to detect defects in printed circuit boards during the manufacturing process.  These printed circuit boards are “bare,” meaning that they have not yet been populated by chips or other components.  AOI systems are used to ensure the quality of printed circuit boards and enhance production yield for printed circuit board manufacturers.

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

               In addition, following the acquisition of Inspectech Ltd. in 2001, we also design, develop, manufacture and market intelligent optical inspection systems for the microelectronics industry. These products inspect wafers, which are silicon disks from which individual chips are diced. When we acquired Inspectech, its range of products included three systems, the Kerf Inspection System (KIS) for the detection and analysis of defects caused during the dicing process, the Bump Inspection System (BIS) for the inspection of surface defects and the inspection and measurement of bumps on wafers and the Wafer Inspection System (WIS) for wafer surface inspection at different stages of the dicing process. Two of these systems, the BIS and the WIS, were still under development at the time of the acquisition. Following the acquisition, we completed the development of these systems and sold several of them to customers.  Simultaneously, we invested extensive research and development efforts to further develop the core technology on which these systems were based.  As a result of these efforts, we are currently in the final stages of development of two new systems – the Falcon and the Gemini, which will replace the BIS and the WIS systems, respectively. The new systems deliver significantly higher throughput both in surface defect detection and in 2D and 3D metrology,  and will be introduced to the market during the second half of 2003.  Therefore, we recently decided to discontinue the marketing of the BIS and WIS Systems. In order to reduce costs, during the fourth quarter of 2002, we consolidated our product division for the semiconductor packaging industry (the HDI-S Product Division) and our product division for the microelectronics industry (the ME Products Division), into one unified product division – the Microelectronics Packaging (MEP) Division.

                The following table describes our current product line and some of our products under development:

Product	Target Market	Functionality

PCB Product Division

Orion Product Line	Manufacturers of high-end printed circuit boards	Inspection and verification of printed circuit boards

Vega System	High-volume manufacturers of high-end printed circuit boards who require unattended operation	Unattended inspection of printed circuit boards

Lynx System	Manufacturers of high-end, back-plane printed circuit boards	Inspection and verification of printed circuit boards

Sirius System	Manufacturers of high-end printed circuit boards that require offline verification	Offline verification of printed circuit boards

Dragon System	Mass production manufacturers of high-end printed circuit boards that require unattended operation	High-speed unattended inspection of printed circuit boards

MEP Product Division – Systems for the Semiconductor Packaging Industry

Pegasus FI-S System	Manufacturers of HDI-S	High-speed surface inspection of both sides of HDI-S

Phoenix System	Manufacturers of high-end HDI-S packages	Surface inspection and 2D and 3D metrology of counter-bumps surface defects and inspection and measurement of bumps.

Orion Fine Line System (formerly – Orion ASI System)	Manufacturers of HDI-S and manufacturers of very dense and complex printed circuit boards	Inspection of HDI-S and very dense and complex printed circuit boards

MEP Product Division – Systems for the Microelectronics Industry

KIS System	Manufacturers of semiconductors	Inspection of wafer dicing

Falcon System	Manufacturers of semiconductor wafers and bumping service providers	Inspection of surface defects and 2D and 3D metrology of wafers in their final manufacturing stages.

Gemini System	Manufacturers of semiconductor devices and providers of semiconductor packaging services	Inspection of surface defects and 2D and 3D metrology of frame-mounted wafers before or after dicing.

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

               The Vega System

               The Vega AOI systems for printed circuit board manufacturers use the same detection technology as our Orion AOI system.  The Vega is an automatic and unattended system that uses automated material handling of printed circuit board panels.  The Vega systems have a high throughput and a wide resolution scanning range.  We market the Vega systems to high-volume manufacturers of high-end printed circuit boards who require unattended operation.

               The Lynx System

               Formerly called the Orion 1004, the Lynx system is an inspection system for large format panels and back-planes.  The Lynx system uses the same detection technology as our Orion AOI systems. We market the Lynx system to manufacturers of high-end back-plane printed circuit boards.

               The Sirius System

               The Sirius system, our stand-alone verification and repair station, provides offline verification of printed circuit boards and is used after the boards have been inspected by one of our other AOI systems.  We market the Sirius system to manufacturers of high-end printed circuit boards that require offline verification.

               The Dragon System

               The Dragon system is a high-speed automatic inspection system that delivers enhanced throughput and detection ability for the fine line technology industry.  We will market the Dragon system to mass production manufacturers of high-end printed circuit boards that required unattended operation.

MEP Product Division – Systems for the Semiconductor Packaging Industry

               Our intelligent optical inspection systems for the semiconductor packaging industry inspect HDI-S, and increase both yields and throughput of HDI-S manufacturers. These systems utilize proprietary technologies that enable the customer to handle a wide scope of HDI-S packaging inspection and verification needs.  These systems use advanced software algorithms that are designed for intelligent feature recognition and provide a high level of defect detection.

               The Pegasus FI-S System

               Our Pegasus FI-S system performs automatic optical inspection of surface defects found on both sides of the HDI-S, the side which attaches to the chip and the side which attaches to the printed circuit board where ball-grid array, or BGA, strips are found. BGA strips are high-density packages that use an array of solder balls, or joints that provide the contact between the grid package and the printed circuit board, in a grid pattern to mount chips on printed circuit boards. The Pegasus FI-S system uses an automatic material handling system for unattended operation.  It scans the substrates after the completion of the manufacturing process and then analyzes the acquired images for defects.  The Pegasus FI-S system employs self-learning routines and statistical methods to enhance detection accuracy and reduce false alarms.  HDI-S that require verification may be scanned on our Pegasus Verification Station. We market the Pegasus FI-S system to high volume manufacturers of high-end HDI-S.

               The Phoenix System

               Our Phoenix system is still under development. We currently expect that it will be introduced to the market in the second half of 2003. The Phoenix system performs intelligent optical inspection on flip-chip BGA packages with counter bumps on their pads and is based on the technology acquired from Inspectech Ltd.  The Phoenix system is used for flip chip BGA technology, a technique used to attach the bumps on a chip to the bumps on a substrate by flipping the chip on to the substrate. The Phoenix system is capable of handling most complex substrate devices, including substrates with a high number of contact points.  The Phoenix system performs substrate metrology measurements and records bump dimension and shape.  The Phoenix system also scans the substrate surface for detection of surface defects, and, using user-determined parameters, marks out rejected units.  The Phoenix system helps enhance yields in the package manufacturing stage.  We will market the Phoenix system to manufacturers of integrated circuit packages.

               The Orion Fine Line System

               Formerly called the Orion ASI system, the Orion Fine Line system is based on the detection technology of the Orion AOI system and adds a new high-resolution optical system.  The Orion ASI system is used to inspect complex, fine-line and high-density substrate designs and very dense and complex printed circuit boards during the manufacturing process.  We market the Orion Fine Line system to manufacturers of HDI-S and manufacturers of very dense and complex printed circuit boards.

MEP Product Division – Systems for the Microelectronics Industry

               Our intelligent optical inspection systems for the microelectronics industry address the inspection needs of semiconductor manufactures, bumping service providers and device packaging houses. Our systems detect surface defects and dimensional deviations, thus providing data for process monitoring and helping to assure high production yield, as well as producing valuable data for process monitoring.

               The KIS System

               The KIS system inspects the wafer after the dicing process for the detection and analysis of defects caused during the dicing process.  This system inspects both the front and back sides of diced wafers and can measure chipping, cracks and scratches.  The KIS system uses statistical process control to analyze chipping, cracking and cut placement deviations, which enables both engineering and production teams to improve, optimize and stabilize the wafer dicing process.  The KIS system is capable of handling a wide range of wafer material, thin wafers and wafers of up to 12 inches.  We market the KIS system to manufacturers of semiconductors, however, since the features of the KIS system will be integrated into the Falcon and the Gemini systems, which are currently under development, we do not believe that the KIS system, as a stand-alone unit, will generate a significant amount of revenues in the future.

               The Falcon System

               Our Falcon system is currently under development, and we plan to introduce it to the market in the second half of 2003. The Falcon system has the ability to inspect un-mounted wafers in the final manufacturing stages. It detects surface defects such as scratches, contamination and probe misplacement, as well as bump size and placement deviations. We will market the Falcon system to manufacturers of semiconductor wafers and bumping service providers.

               The Gemini System

               Our Gemini system is currently under development, and we expect to introduce it to the market during the second half of 2003.  The Gemini system inspects frame-mounted wafers before or after dicing. The Gemini system can measure dicing-related defects, such as excessive chipping and cracking on both sides of the wafer. It also detects surface defects, such as scratches, contamination and probe misplacement, as well as bump size and placement deviations.

Customers

               Our customers are located in 33 countries. During the year ended December 31, 2002, two customers accounted together for about 14.1 % of our total revenue.

Sales, Marketing and Customer Support

               Our policy is to provide customer support and services through local subsidiaries in each territory in which our products are sold. We have established a global distribution and support network, spread over territories in which we have sales, including North America, Europe and Asia. We may expand our network into additional territories as market conditions warrant.

               In North America and Europe, we currently market our products through Camtek USA, Inc., and Camtek (Europe) N.V., respectively, our wholly owned subsidiaries, which operate independently using a direct sales force and a network of local agents. In Asia, we market our products using distributors, sales representatives and our own sales support personnel, and in Japan, we distribute our products for the printed circuit board and semiconductor packaging industries using a local distributor. Our foreign subsidiaries in the United States, Europe and Asia employ local personnel. Worldwide marketing efforts are coordinated by our General Manager, who is based at our headquarters in Israel.

               As of December 31, 2002, 95 people were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the shift in our sales from North America and Europe to East Asia, we are in the process of adjusting our worldwide sales, marketing and support organization, which includes the transfer of personnel to East Asia.

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

               We believe that our production capacity is sufficient for our current and expected level of sales, and the manufacturing process for our products generally lasts three to four weeks.

               Our manufacturing activities consist primarily of the assembly, integration and testing of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. We utilize subcontractors in Israel, the United States, Europe, China, Korea and Japan for the production of subsystems, mechanical parts, optical components, castings and casings, electronic cabinets, printed circuit board fabrication and assembly. Most electronic components are imported from the United States, Europe and Japan.

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

               The semiconductor packaging and microelectronics markets we serve are also characterized by intense competition, and many companies develop and provide products for these markets that are similar to or serve the same function as our products, although there are no dominant market participants presently in either of those markets.  The principal competitive factors in these markets are reliability, technology, sales and equipment performance.  Some of our primary competitors in the semiconductor packaging industry are Orbotech, Robotic Vision Systems, Inc., and Utechzone Co. Ltd. Some of our primary competitors in the microelectronics industry are August Technology Corporation and Robotic Vision Systems, Inc.  Competition may also include companies seeking to enter our markets.  If widespread acceptance of intelligent optical inspection technology and for our systems does not develop in the semiconductor packaging and microelectronics industries or if we fail to further penetrate these markets due to the acceptance of our competitors’ technologies, our future growth will be adversely affected.

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

                              C.          Organizational Structure

               Priortech, our parent company, beneficially owns 77.8% of our issued and outstanding ordinary shares. Priortech, through its affiliated companies, engages in various aspects of electronic packaging, including the assembly of printed circuit boards and the development of advanced substrates, which are intermediate components connecting the chip to the printed circuit board. Priortech is also one of the largest manufacturers of printed circuit boards in Israel, based on 2000, 2001 and 2002 sales. We have worked closely with Priortech and its affiliated companies and have utilized their facilities to develop, modify and test, during the manufacturing process, our AOI systems for the printed circuit board industry and our products for the semiconductor packaging industry.

               We have eight wholly owned subsidiaries: Camtek USA, Inc., incorporated under the laws of the State of New Jersey, Camtek (Europe) N.V., incorporated under the laws of Belgium, Camtek H.K. Limited, incorporated under the laws of Hong Kong, Camtek Japan Limited, incorporated under the laws of Japan, Camtek Electronic Technologies (Suzhou) Co. Limited, incorporated under the laws of China, Camtek Korea Limited, incorporated under the laws of Korea, Camtek South East Asia Pte. Limited, incorporated under the laws of Singapore, and Camtek Taiwan Ltd., incorporated under the laws of Taiwan.

                              D.          Property, Plants and Equipment

               Our main office, manufacturing and research and development facilities, located in the Ramat Gavriel new industrial area of Migdal Haemek in northern Israel, occupy 74,000 square feet. We believe that these facilities are adequate for our current operations.

               On September 14, 1998, we entered into an agreement to lease our present premises.  We also acquired an option to purchase the building and the underlying land from the lessor, which we intend to exercise.  We relocated to this facility in the fourth quarter of 2001. The lease is for a term of 23 years and eight months commencing in the fourth quarter of 2001. The lease payments and the price of the option equal the actual cost of the building, which is approximately $8.0 million, plus standard financing costs and $595,000, less any grants received for the building, divided by the term of the lease. We have the right to terminate the lease agreement after seven years and at the end of each three year period thereafter.

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

Overview

               We design, develop, manufacture and market intelligent optical inspection systems and related products for the printed circuit board, semiconductor packaging and microelectronics industries used to enhance yields and processes in these industries. We began operations in 1987. In 1992, Priortech purchased all of our shares then held by Camtek Corp. N.V., and became the holder of a controlling interest of 66 2/3% in us. In April 1996, Priortech purchased all of the remaining shares of Camtek, and Camtek became a wholly owned subsidiary of Priortech. In July 2000, we sold 5,600,000 ordinary shares to the public in an initial public offering. In August 2000, we sold an additional 235,000 ordinary shares following the exercise of the underwriters’ over-allotment option. In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders, out of which 5,922, 228 were sold to Priortech Ltd. Consequently, at the present Priortech Ltd. beneficially owns 77.8% of our issued and outstanding ordinary shares. During 1993, we began development of our AOI systems for the printed circuit board industry and sold our first AOI systems in the last quarter of 1994.  Since 1995, we have derived substantially all of our revenues from sales of our AOI systems.   In 2001, we began to develop products for the inspection of HDI-S for the semiconductor packaging industry, and in 2002, we commercially released our Pegasus system and our Orion Fine Line System for this market.

               In September 2001, we acquired all of the outstanding shares of Inspectech Ltd., a developer and producer of automatic inspection systems for the microelectronics industry for an aggregate purchase price of $2,250,000.  In December 2001, Inspectech was merged into us.  The acquisition has allowed us to market a new line of products for the microelectronics industry and to develop a new system for inspecting flip chip bumps. In the second half of 2001, we reorganized along three product divisions for the printed circuit boards industry, the semiconductor packaging industry and the microelectronics industry.  Our research and development expenses have increased since the acquisition as a result of the write off of purchased in process research and development, our efforts to assimilate Inspectech’s technology and products into our own and our ongoing development efforts. During the fourth quarter of 2002, we consolidated our product division for the semiconductor packaging industry and our product division for the microelectronics industry into one unified product division – the Microelectronics Packaging (MEP) Division. This allowed us to reduce some of the costs associated with the expansion of our business and product range.

               We introduced six new products in 2001 and two new products in 2002.  We anticipate that we will continue to devote substantial resources to research and development in the future but do not expect any significant increase in our overall research and development expenditures in 2003.

               The printed circuit board industry is experiencing a prolonged and severe downturn, which is reflected in a continuing low level of sales of printed circuit boards.  As a result, the overall rate of capital spending by printed circuit board manufacturers has been greatly reduced, and sales of our products to these manufacturers have declined.  In addition, many of our customers are currently experiencing a period of excess capacity, and it is not clear when a recovery in sales will take place or when demand for our AOI systems will start to increase. This downturn has resulted in a 17.1% decrease in our revenues in 2001 from 2000 and a 48.7% decrease in our revenues in 2002 from 2001.  It is also unclear as to whether a market for our products for the semiconductor packaging and microelectronics industries will develop at the rate we expect or whether these products will be accepted by manufacturers in these industries.

               We recognize revenues from the sales of our products upon the acceptance of our systems, which, in general, occurs no earlier than at the time we install the system at the customer’s site.

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

               Grants received from the Office of the Chief Scientist for approved research and development programs are recognized upon the later of the time the costs related to a particular project are incurred and the time that project receives approval from the Office of the Chief Scientist. Royalties related to those grants are included in selling, general and administrative expenses when paid. In March 2001 we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter.  We have not received any additional grants from the Office of the Chief Scientist since 2000.  As of December 31, 2002, the outstanding balance of the grants was approximately $1.08 million, of which  approximately  $950,000 was due as of such date, including grants received by Inspectech prior to its merger into us. See “Business--Research and Development.”

               We sell our AOI systems for the printed circuit board industry to Priortech affiliates at a discount off the list price of our AOI systems which is within the range of discounts we give to other multiple-order customers or other customers that are located in proximity to our manufacturing facility. Sales to Priortech affiliates represented 1.3% of sales in 2000 and, 1.2% of our sales in 2001. In 2002, we did not sell any AOI systems or related services to Priortech.

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

               During the fourth quarter of 2001 and throughout 2002, we implemented several cost cutting and adjustment programs and measures, which included reductions in salaries, selective layoffs on a world-wide basis, the consolidation of two of our product divisions and a reduction of other expenses, including subcontractor and materials costs. Our cost reduction programs and measures resulted in an improvement in the level of our expenses during 2002 and the first quarter of 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues.  Revenues decreased 48.7% to $22.6 million in the year ended December 31, 2002 from $44.1 million in the year ended December 31, 2001, primarily as a result of the downturn in the global electronics industry, which resulted in our customers having excess capacity of capital equipment. Our revenues in 2002 included sales of new products related to the High Density Interconnect division (HDI) and to the Microelectronic division (ME) of about $1.8 million. In 2002, our total sales declined on an absolute basis in all geographic markets; however, the relative significance of the geographic markets as a percentage of our total sales has continued to shift from Europe and the United States to East Asia, principally to China and Taiwan. Within this sales shift we had a decrease of 73.9% in sales to the United States and Europe and had a decrease of 18.5% in sales to China and Taiwan.

Gross Profit.  Gross profit consists of revenues less cost of revenues, which includes the cost of components, other production materials, labor, depreciation, factory overhead, installation and training.  These expenditures are only partially affected by sales volume.  In 2002, we experienced a decrease in gross profit and margins primarily due to a decrease in our sales volume and price reductions due to intense competition. Gross profit decreased 68.1% to $7.1 million in 2002 from $22.4 million in 2001. Gross margin decreased to 31.6% in 2002, including a one-time inventory write-off of $1.8 million due to engineering enhancements, or 39.6%, excluding this one-time write off, compared to 50.9% in 2001.

Research and Development Costs, Net.  Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2002 were $7.2 million, compared to $12.7 million in 2001. In 2002, we reduced our research and development costs due to an expense cutting program, and because the expenses for 2001 included a one-time charge of $3.6 million related to in-process research and development, which was written off in connection with the acquisition of Inspectech Ltd. In 2002, our research and development expenses were reduced by 43.3%, including the one-time charge related to the acquisition of Inspectech Ltd , or 20.1%, excluding this one-time charge. We have not received any additional grants from the Office of the Chief Scientist since 2000.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, royalties, promotional and travel, doubtful debt and rent costs. Our selling, general and administrative expenses decreased by 22.0% to $11.1 million in 2002 from $14.2 million in 2001.  Selling, general and administrative expenses as a percentage of revenues increased to 48.9% from 32.2% in 2001.  A major portion of our selling, general and administrative expenses consists of fixed expenses incurred as a result of maintaining a global sales infrastructure, therefore, the decrease in the absolute cost did not have the same impact as a percentage of total revenue.

Financial and Other (Expenses) Income, Net.  We had a net financial income of $331,000 in 2002 as compared to a net financial income of  $1.4 million in 2001. Our cash balances, which generate financial income, decreased by $4.1 million resulting in lower interest income. Additionally, we experienced a lower devaluation rate of the NIS against the U.S. dollar that resulted a lower income from exchange rate fluctuations in 2002 compared with 2001.

 Provision for Income Taxes.  We had a provision for income tax of $519,000 in 2002, compared to $152,000 in 2001. The increase in 2002 is attributable to the recording of a valuation allowance to offset our deferred tax assets in 2002 due to our continuing losses.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues.  Revenues decreased 17.1% to 44.1 million in the year ended December 31, 2001 from $53.1 million in the year ended December 31, 2000 primarily as a result of decreased sales resulting from the downturn in the global electronics industry, which resulted in our customers having excess capacity of capital equipment. Our revenues in 2001 included for the first time revenue from Inspectech, which we acquired in September 2001, in the amount of $842,000.  In 2001, our sales decreased in Europe, the United States and in Asia, with the exception of China.  In China, our sales increased by approximately 30% in 2001 as compared to 2000.

Gross Profit In 2001, we experienced a decrease in gross profit and margins primarily due to a decrease in our sales volume and price reductions. Gross profit decreased 22.6% to $22.4 million in 2001 from $29.0 million in 2000. Gross margin decreased to 51.0% in 2001 from 54.5% in 2000.

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

Financial and Other (Expenses) Income, Net.  We had a net financial income of $1.4 million in 2001 as compared to a net financial income of  $31,000 in 2000. Our cash balances resulting from our initial public offering earned interest income throughout 2001, as compared to only the second half of 2000.  Additionally, our net financial income in 2001 also included exchange rate income which derived mainly from a significantly higher rate of devaluation of the NIS against the US dollar in 2001 as compared with 2000.

Provision for Income Taxes.  We had a provision for income taxes of $152,000 in 2001 as compared to $848,000 in 2000. The decrease in 2001 was attributable to the losses we incurred in 2001.

               B.   Liquidity and Capital Resources

               Our cash and cash equivalent balances and marketable securities totaled approximately $20.9 million and $13.8 million at December 31, 2001 and December 31, 2002, respectively. We had  $13.9 million and $10.9 million invested as of December 31, 2001 and 2002, respectively, in marketable securities, such as bonds of highly rated corporations, with maturity periods varying between three and 18 months. The average annual interest rate on those marketable securities was approximately 2.9% in 2002. Our cash ,and marketable securities mainly consisted of money raised through equity offerings in 2000 and 2002. We raised $36.0 million from our initial public offering in 2000 and approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002. Our working capital was approximately $34.9 million and $30.2 million at December 31, 2001 and December 31, 2002, respectively.

               Cash flow from operating activities

               We had negative cash flow from operations of $7.7 million and $9.4 million in 2002 and 2001, respectively. We had a positive cash flow from operations of $10.0 million in 2000.  In 2002, most of our negative cash flow from operations was due to losses of $11.3 million that occurred in that year, which were partly offset by  a decrease in accounts receivable of approximately $3.2 million. In 2001, our negative cash flow from operations consisted mainly from the following factors: $3.7 million of net loss, $3.8 million due to an increase in accounts receivable and an accounts payable decrease of $3.7 million.  In the year 2000 we had a positive cash flow from operation mainly from our $10.9 million of net income.

               Cash flow from investing activities

               Cash flow provided by investing activities in 2002 was $2.7 million, mainly due to the redemption of marketable securities.  In 2001, we had cash flow from investing activities of $4.5 million, mainly from redemption of marketable securities for net amount of $13.1 million, which was offset by the $1.2 million used for the acquisition of Inspectech Ltd. and capital expenditures of $7.4 million, mainly for the construction of our manufacturing facility.  In 2000, we used a total of $28.5 million in investing activities, mainly to purchase marketable securities.

               Capital expenditures in 2002 were $240,000, compared to $7.4 million in 2001 and $1.7 million in 2000. Most of the capital expenditures in the past year were for the purpose of post completion investments  in our manufacturing facility, which was completed by the end of 2001. We currently do not have significant capital spending or purchase commitments.

               In 2002, we reached an agreement with Bank Leumi to increase our existing credit line to approximately $5.0 million. In connection with the increase of our credit line, we are required to maintain a deposit of a minimum of $2.0 million in a bank account or invest such amount in debentures rated AA or higher and to maintain a minimal shareholders equity of 45% of total assets.  Any change of control in us or and any merger that is effected without Bank Leumi’s consent will be considered a default under the terms of the increased credit line. There is no guarantee that we can maintain compliance with all the conditions imposed by Bank Leumi in connection with the credit line, and therefore the credit line may not be available to us in the future.

               We believe that our existing sources of liquidity and anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements for at least the next twelve months.

               Off-Balance Sheet Arrangements

               We are not a party to any off-balance sheet arrangements.

               Contractual Obligations and Other Commercial Commitments

               As of December 31, 2002, we had contractual obligations and commercial commitments of:

Payment due in (in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years

Long-Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,489	710	758	21	—
Purchase obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Registrant’s Balance Sheet under GAAP	390	—	12	—	378

Total	$ 1,879	$ 710	$ 770	$ 21	$ 378

               We do not have any material long-term debt obligations, capital lease obligations or purchase obligations

               Our subsidiaries have entered into various operating lease agreements, principally for office space.  As of December 31, 2002, rental obligations under these leases totaled $954,000.  In October 2000, the Company entered into an operating lease for vehicles for a period of 44 months.  As of December 31, 2002, the total rental obligations for the operating lease was approximately $535,000.

Effective Corporate Tax Rate

               Our production facilities are the subject of several “investment programs,” and have been granted “Approved Enterprise” status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for tax benefits for the first several years in which they generate taxable income. We are entitled to a tax holiday for a period of ten years from the year in which the Approved Enterprise first earns taxable income, limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. The periods of benefits relating to our investment programs which received Approved Enterprise status expire at different times. The tax benefits with regard to our first investment program which received Approved Enterprise status, expired on December 31, 1999, and the tax benefits with regard to our latest approved investment program will expire in 2008.  Income related to our first investment program is now subject to a 36% corporate tax rate. The percentage of our income which will be subject to the 36% tax rate is dependent on several factors, mainly the amount of our revenues derived in Israel.  In 2003, approximately a third of our taxable income will be subject to the 36% tax rate.

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

Year Ended December 31,	Israeli Inflation Rate%	Devaluation (Appreciation) Rate%

1998	8.6	17.6
1999	1.3	(0.2)
2000	0	(3.0)
2001	1.4	9.3
2002	6.5	7.3

               Currently, we do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

               C.  Research and Development, Patents and Licenses

               In order to accommodate the rapidly changing needs of the markets we serve, to improve our existing products and to develop new products and product lines, we place considerable emphasis on research and development projects, including the development of generic technologies in the fields of software algorithms, three-dimensional image acquisition and sensors for high-speed, sub-micron metrology. As of December 31, 2002, 80 of our employees were engaged primarily in research and development.

               In our printed circuit board product division our product development efforts in 2002 focused primarily on the development and release of our new Dragon System and on the enhancement of our current product lines and core technologies.

               In our Microelectronics Packaging (MEP) Division, our research and development efforts in 2002 concentrated primarily on the development of our Phoenix system, the development and research of our Orion Fine Line system and the further development of the core technology developed by Inspectech Ltd.    Currently, we are in the final stages of development of two new systems – the Falcon system and the Gemini system, which we expect to release during the second half of 2003.  The Falcon and the Gemini systems will replace the BIS and the WIS systems, respectively. We use subcontractors for assistance in different development efforts, in areas such as mechanics, optics and hardware.

               A portion of our research and development expenses had been funded through third-party royalty-bearing participations from the Government of Israel. The following table shows our total research and development expenditures and participation in these expenditures by the Government of Israel for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Research and development expenses	$7,037	$9,017	$7,194
Purchased in process research and development	-	3,634	-
Royalty-bearing participations from the Government of Israel	(2,086)	-	-

Research and development costs, net	$4,951	$12,651	$7,194

               We are obligated to pay to the State of Israel royalties on revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations of up to 100% of the dollar-linked value of the participations received. During 2000, our royalty expenses to the Government of Israel with respect to its participations were approximately $2,391,000, during 2001 they were approximately $1.0 million, and during 2002 they were approximately $1.0 million. In March 2001, we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter.  We have not applied for additional grants from the Office of the Chief Scientist since 2000. As of December 31, 2002, the outstanding balance of the grants was approximately $1.08 million, of which  approximately $950,000 was due as of such date, including grants received by Inspectech prior to its merger into us.  In addition, the technology embodied in products developed under programs supported by the Office of the Chief Scientist may not be transferred outside of Israel. The products developed under these programs may be manufactured outside of Israel only with appropriate government approvals. Accordingly, we may not be able to take advantage of strategic manufacturing and other opportunities outside of Israel. These restrictions do not apply to the sale or export from Israel of our products developed with that know-how.  An amendment to the law governing the Israeli government’s participation in research and development programs through the Office of the Chief Scientist was enacted in November 2002 and became effective on April 1, 2003.  However, the amendment did not provide any relief with respect to the restrictions on the transfer out of Israel of the technology developed with government grants or with respect to the restrictions on the manufacture outside of Israel of products developed with government grants. In general, we rely on a combination of copyrights, trade secrets, patents, trademarks and non-disclosure agreements to protect our proprietary know-how and intellectual property. We also enter into confidentiality agreements with our key employees and key sub-contractors who develop and manufacture components and subsystems for use in our products. We cannot be certain that actions we take to protect our proprietary rights will be adequate nor can we be certain that we will be able to deter reverse engineering or that there will not be independent third-party development of our technology. Although we have not been involved in any litigation regarding our intellectual property rights, we cannot be certain that any litigation will not be brought in the future.

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

               D.  Trend Information

               The printed circuit board, microelectronics and semiconductor industries, which we serve, are experiencing a prolonged and severe downturn, which is reflected in a continuing low rate of capital spending by manufacturers. This trend commenced in the second half of 2000 and has extended into 2003. As a result, sales of our AOI systems for the printed circuit board industry declined significantly during 2001 and continued to be low during 2002, and we have experienced difficulties in penetrating the semiconductor packaging industry and the microelectronics industry with our new products. We cannot predict the extent to which this trend will continue.  As long as this trend continues, our sales and results of operations will continue to suffer, and it is not clear how long after a recovery in these industries commences, demand for our products will start to grow. Our visibility of future trends and of future sales of all of our products continues to be very limited.

               Additionally, as a result of a general decline in economic conditions in 2001 and 2002, we experienced increased pressure from our customers to provide more favorable terms of sale, such as extended payment cycles.  Since the beginning of 2001, we have experienced longer accounts receivable payment cycles. We have also increased our provisions for doubtful debts.

               In 2002, our total sales declined on an absolute basis in all geographic markets; however, the relative significance of the geographic markets as a percentage of our total sales has continue to shift from Europe and the United States to East Asia, principally China and Taiwan.  We do not expect a change in this trend in 2003.

Item 6.                  Directors, Senior Management and Employees.

                              A.          Directors and Senior Management.

               The following table sets forth information with respect to our executive officers and directors as of the date of this annual report:

Name	Age	Position
Rafi Amit	54	Chairman of the Board of Directors and General Manager
Moshe Amit	58	Executive Vice President and Chief Financial Officer
Yotam Stern	50	Executive Vice President, Business and Strategy and Director
Benjamin P. Sabbah	70	Executive Vice President, New Technologies
Amir Gilead	52	Vice President, Microelectronics Packaging (MEP) Division
Adi Corem	50	Vice President, Operations
Jacob Yavor	44	Vice President, Printed Circuit Boards Division
Meir Ben-Shoshan	73	Director
Haim Horowitz	55	Director
Eran Bendoly	39	Director

Rafi Amit has served as our General Manager, or Chief Executive Officer, since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the President, General Manager and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. Mr. Amit has a B.Sc. in Industrial Engineering and Management from The Technion-Israel Institute of Technology. Rafi Amit is the brother of Moshe Amit.

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

Yotam Stern has served as our Executive Vice President, Director of Business and Strategy since February 2001 and as a member of our board of directors since 1987.  From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer.  Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and has served as a director of Priortech Ltd. since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

Benjamin P. Sabbah has served as our Executive Vice President, New Technologies since May 1999, and, from November 1995 until May 1999 Mr. Sabbah was our Executive Vice President, Research and Development. Mr. Sabbah is also a senior member of the Institute of Electrical Engineers in Israel. Prior to joining Camtek, Mr. Sabbah co-founded and served as the President, Chief Executive Officer and Chief Operations Officer of Elscint Ltd., which was a medical imaging equipment company. From 1987 to 1989, Mr. Sabbah was a senior research associate and lecturer at the Technion. Mr. Sabbah has a B.Sc. and an M.Sc. in Electrical Engineering from the Technion - the Israel Institute of Technology.

Amir Gilead has served as our Vice President, Microelectronics Packaging (MEP) Division since November 2002. From November 2001 until November 2002, Mr. Gilead served as our Vice President, Semiconductor Packaging (HDI) Division, and from March 2000 until November 2001, he served as our Vice President, Marketing. From 1999 until March 2000, Mr. Gilead served as President and Chief Executive Officer of Advanced Automation International Inc., a startup in the semiconductor equipment manufacturing industry. From 1990 until 1999, Mr. Gilead held various executive positions with Kulicke & Soffa, a semiconductor equipment manufacturer. From 1984 until 1990, Mr. Gilead held various management positions with Optrotech Ltd., which subsequently merged with Orbotech. Mr. Gilead has a B.Sc. and an M.Sc. in electrical engineering from the Technion - the Israel Institute of Technology.

Adi Corem has served as our Vice President, Operations since January 2001, and from November 1998, he served as our Operations Manager. From 1988 to November 1998, Mr. Corem served as the Operation Manager of Volta Carmiel Ltd., a manufacturer of plastic products. From 1984 to 1988, Mr. Corem worked as a Projects Manager in Elbit Systems Ltd., a military technology developer and producer. Mr. Corem has a B.Sc. in Industrial Engineering from the Technion - the Israel Institute of Technology.

Jacob Yavor has served as our Vice President, Printed Circuit Boards Division since May 2002.  Prior to that time and since January 2001, he served as a Vice President.  From 1998 until January 2001, Mr. Yavor served as Regional Manager in our subsidiary, Camtek USA, Inc.  From 1987 to 1998, Mr. Yavor held various positions in Camtek, including Regional Manager, Worldwide Customer Support Manager, Products Manager and Deputy Manager of our Electronics Department. Mr. Yavor has a B.Sc. in Computers Engineering from the Technion - the Israel Institute of Technology.

Meir Ben-Shoshan has served on our Board of Directors since November 1998. From May 1995 until March 1999, Mr. Ben-Shoshan was a director of AG Associates (Israel) Ltd., a manufacturer of integrated processing equipment for the semiconductor industry, and was Chairman of its Board from April 1996 to March 1999. From 1986 to 1998, Mr. Ben-Shoshan was a Vice President of Clal Electronics Industries Ltd.,a large electronics company . From March 2000 to March 2001, Mr. Ben-Shoshan was a director of Tower Semiconductor Ltd., a manufacturer of semiconductors.  He has been a director of IFN Ltd., a company dealing in e-knowledge and e-content management, since January 2000, and is Chairman of the Board of Jordan Valley Applied Radiation Ltd. since August 1999. Mr. Ben-Shoshan has been a member of the Association of Production Engineers in England since 1965, and received an M.B.A. from Tel-Aviv University.

Haim Horowitz has served on our Board of Directors since November 1998. Mr. Horowitz is also the Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacturer, since 1999, and, between 1994 and 1999, he served as Treasurer of Menen Medical Ltd. From 1993 to 1994, Mr. Horowitz served as the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993, Mr. Horowitz served as Treasurer of Elscint, Inc., a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from the Technion - the Israel Institute of Technology.

Eran Bendoly has served as on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the chief executive officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates the technological incubator in Kiryat Gat, Israel. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

                              B.          Compensation.

Compensation of Officers

               The aggregate remuneration paid by us to the eight persons who served in the capacity of executive officer in the year ended December 31, 2002 was approximately $884,000, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  In September 2001, our executive officers agreed to a reduction in their base salary and to a further reduction in January 2002.

Employment Agreements

               We maintain written employment agreements with our key employees that contain customary provisions, like non-compete and confidentiality agreements.  In recent years, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer.  If we cannot demonstrate that we will be harmed by the competitive activities of a former employee, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

               Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, our General Manager. The agreement is for an initial term of two years and is automatically renewable for two-year periods thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit’s employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, are the sole property of us. Pursuant to his employment agreement, Mr. Amit may dedicate not more than 20% of his time to work for Priortech or any of the Priortech entities. The employment agreement may be terminated by either party or not renewed at the end of the initial term or any extension, by written notice of termination or non-renewal delivered to the other party eight months in advance. We, however, may immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

               Effective January 1, 1998, we entered into an employment agreement with Mr. Yotam Stern, our Executive Vice President, Business and Strategy. This agreement is for an initial term of two years and is automatically renewable for two-year periods thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Stern’s employment and for a two-year period after the termination of his employment. Pursuant to his employment agreement, Mr. Stern may dedicate not more than 25% of his time to work for Priortech or any of the Priortech entities. The employment agreement may be terminated by either party at any time, or not renewed at the end of the initial term or any extension, by written notice of termination or non-renewal delivered to the other party six months in advance. We, however, may immediately terminate the employment of Mr. Stern upon the occurrence of various circumstances, including a breach of fiduciary duty.

               As of January 2001, Mr. Rafi Amit has been authorized to dedicate not more than 20% of his time to work for Priortech or any of the Priortech entities, and Mr. Yotam Stern has been authorized to dedicate not more than 25% of his time to work for Priortech or any of the Priortech entities.  Mr. Rafi Amit receives 80% of a full time salary while Mr. Yotam Stern receives 75% of a full time salary.  Messrs. Amit and Stern will be compensated directly by each of the Priortech entities for which they work.  In September 2001, Messrs. Amit and Stern agreed to a reduction in their base salary and, in January 2002, to a further reduction.  For additional information on the employment structure of Messrs. Amit and Stern, please see the section of this annual report entitled “Related Party Transactions.”

Compensation of Directors

               Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the refund of their expenses.  The aggregate remuneration paid by us to the five persons who served in the capacity of director during the year ended December 31, 2002 was approximately $30,000.  In December 2001, our Audit Committee and our Board of Directors approved the grant of options to Mr. Rafi Amit for the purchase of 20,000 of our ordinary shares and the grant of options to Mr. Yotam Stern for the purchase of 12,000 of our ordinary shares. However, as of June 25, 2003, all of our directors have waived all the above mentioned options held by them.

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

               The Chairman of our Board of Directors is Mr. Rafi Amit, who also serves as our General Manager, or Chief Executive Officer. Under the Israeli Companies Law, 1999, effective as of February 1, 2000, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board unless that designation is approved by the general meeting of shareholders, by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. The designation may be approved for a term of up to three years, and may be re-approved by the same majority for additional three-year terms each time. At our shareholders’ meeting held in December 2000, our shareholders authorized Mr. Rafi Amit to continue to hold the position of Chief Executive Officer for as long as he continues to serve as Chairman of the Board, and for a maximum period of three years. A proposed amendment to the Companies Law, currently in the process of enactment, suggests certain changes to the special majority needed in the general meeting of shareholders to authorize the Chief Executive Officer to hold the position of Chairman of the Board. According to the proposed amendment, the general meeting of shareholders will be able to authorize the Chief Executive Officer to hold the position of Chairman of the Board, for terms of three years each, if (i) such resolution was approved by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution, or (ii) if the total shareholdings of those who voted against this resolution represent 1% or less of all of the voting rights in the company.  We cannot be certain whether or when the proposed amendment will be enacted or what form this amendment will ultimately take.

               Our articles provide that any director may appoint, by written notice to us or to the Chairman of the Board, any individual who is qualified to serve as director and who is not then serving as a director or alternate director, to serve as an alternate director.

               An alternate director has all of the rights and obligations of a director, excluding the right to appoint an alternate for himself.  Unless the period or scope of any such appointment is limited by the appointing director, the appointment is effective for all purposes and for a period of time concurrent with the term of the appointing director. Currently no alternate directors serve on our board.

Outside Directors; Independent Directors

               Under the Israeli Companies Law, “public” Israeli companies, including those whose shares are registered for trade also outside of Israel, are required to appoint at least two directors who are not affiliated with the company.

               The outside directors that must be appointed under the Israeli Companies Law must not have any relationship with us. An individual whose relatives, business partners, employers or controlled companies have a relationship with us may not serve as an outside director. In addition, an individual whose other business affairs may cause a conflict of interest with us may not serve as an outside director. Outside directors are elected by the shareholders, and the shareholders voting in favor of their election must include at least one third of the shareholders present and voting at the meeting, not counting abstentions, who are not controlling shareholders of the company. This minority approval requirement need not be met if the total shareholdings of those who vote against their election represent 1% or less of all of the voting rights in us. However, shareholder approval is not required if the board of directors resolved, at the time the Israeli Companies Law became effective, that a director in office be deemed to be an outside director, provided that he or she otherwise qualifies as an outside director.

               Outside directors serve for a three-year term, which may be renewed for a maximum of one additional three-year term. An outside director can be removed from office only by either the same percentages of shareholders that may elect him, or by a court order and then only if the outside director ceases to meet the statutory qualifications or breaches his fiduciary duty. The court may also remove an outside director from office if he or she is unable to perform his or her duties on a regular basis. According to regulations promulgated under the Israeli Companies Law, outside directors of an Israeli company whose shares are registered for trade outside of Israel may be non-Israeli residents. If at the time an outside director is appointed by the shareholders, all other directors are of the same gender, the outside director to be appointed shall be of the other gender.

               Mr. Horowitz and Mr. Ben-Shoshan qualify as outside directors and serve in such capacity on our board of directors.

               Under the requirements for listing on the Nasdaq SmallCap Market, we are required to have at least three independent directors on our board of directors. Mr. Haim Horowitz, Mr. Meir Ben-Shoshan, and  Mr. Eran Bendoly are independent directors.

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

               Audit Committee.  The Audit Committee oversees and approves the retention, performance and compensation of our independent auditors, and oversees and establishes procedures concerning our systems of internal accounting and auditing control, overseas deficiencies in our management operations and proposes means of rectification, and approves certain acts and transactions that involve conflicts of interest or that involve interested parties, in accordance with the Israeli Companies Law. The members of our Audit Committee are Mr. Meir Ben Shoshan, Mr. Eran Bendoly, and Mr. Haim Horowitz.  We may modify the composition of our Audit Committee to ensure compliance with the rules promulgated by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. and the Israeli Companies Law.

                              D.          Employees.

               As of December 31, 2002, we employed a total of 249 people worldwide, including 80 in research and development, 8 in executive management, 63 in customer service and support, 32 in sales and marketing, 25 in administration and 41 in operations.  As of December 31, 2002, we employed 151 people in Israel, 19 people in the United States, 11 people in Europe, 37 people in Hong Kong, Singapore and China, 21 people in Taiwan, 5 people in Korea, and 5 people in Japan.

               Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters like paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance as described below, upon the retirement or death of an employee or the termination of employment by the employer. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

               Although not legally required, we regularly contribute to a “Manager’s Insurance” fund or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 13.3% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional 2.5% to some of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for some of our Israeli employees and pay 5% or 7.5% thereto, with the employees contributing 5% or 2.5%, respectively, of their salary.

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

                              E.           Share Ownership.

               The following table sets forth certain information concerning the share ownership of our directors and executive officers as of May 15, 2003:

Name	Number of Ordinary Shares Owned(1) (7)	Percentage of Ordinary Shares Beneficially Outstanding Owned(2)

Rafi Amit(3)	140,000	0.5%
Yotam Stern(4)	155,000	0.6%
8 directors and executive officers as a group(5)(6)	1,282,970	4.6%

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

(2)	The percentages shown are based on 27,053,419 ordinary shares issued as of May 15, 2003.
(3)

As a result of a voting agreement relating to a majority of Priortech Ltd.’s voting equity, Messrs. Amit and Stern may be deemed to control Priortech. Also includes options to purchase 140,000 ordinary shares.

(4)

As a result of a voting agreement relating to a majority of Priortech Ltd.’s voting equity, Messrs. Amit and Stern may be deemed to control Priortech. Also includes options to purchase 92,000 ordinary shares.

(5)	Includes options to purchase 86,270 ordinary shares.
(6)	Does not include Messrs. Amit and Stern’s interest in ordinary shares beneficially owned by Priortech.
(7)	As of June 25, 2003, all of the options granted to directors and officers were waived.

Option Grants During Fiscal Year 2002

We did not grant any options to any directors or officers of the Company during the year ended December 31, 2002.

Options Exercisable in Fiscal Year 2002
The following table sets forth the estimated value as of December 31, 2002 of the exercisable and unexercisable options held by our executive officers.  (See “Director and Employee Share Options- Share Option Plan”, hereunder, regarding the waiver of options).

	Number of Securities Underlying Unexercised Options at Year End (#)		Value of Unexercised in-the- money Options at Year End (1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Rafi Amit	125,556	14,444	0	0
Yotam Stern	83,333	8,667	0	0
8 directors and executive officers as a group	63,770	111,628	0	0

(1)

The value of an “in-the-money” option represents the difference between the aggregate fair market value of the ordinary shares issuable upon exercise of the option and the aggregate exercise price of the option.

Director and Employee Share Options

Share Option Plan

In September 1997, we adopted share option plans, as amended, under which options to purchase our shares are granted to employees as determined by the board from time to time. One of the share option plans covers Israeli employees, while the remaining two share option plans cover employees of our European, U.S. and Asian subsidiaries. In addition, in November 2000, we adopted the Executive Share Option Plan, under which options may be granted to directors and other executive officers of the company and its subsidiaries who are not entitled to receive options under the other share option plans. The share option plans are intended to afford for directors, officers and our employees the opportunity to acquire an equity interest in Camtek, thus encouraging them and also providing them with an incentive to remain in our employ and/or to be personally involved in our long-term success. The share option plans are administered by the board of directors which, among other things, is authorized to designate the recipients of the options, the number of the options to be granted and the exercise price thereof. The options issued are non-assignable, except by the laws of descent. The options are exercisable, following a vesting period, into ordinary shares. We have recently amended our share option plan for Israeli directors, officers and employees, to comply also with new Israeli tax legislation (see also Item 10.E – Israeli Taxation). This amendment reflects the implementation of the capital gains tax alternative for options granted as of June 2003. This tax alternative subjects employees to whom options are granted under the plan to a capital gains tax rate of 25%, rather than the customary 50%, upon the transfer of the options, the transfer of the ordinary shares received upon exercise of the options, or on any gain on the sale of ordinary shares received upon exercise of the options.  However, we are not allowed to take any deductions on our income for tax purposes with respect to the grant or exercise of the options.  The ordinary shares issued upon exercise of options granted under the share option plan for Israeli employees are deposited with a trustee and may be released to the employee only upon the expiration of a waiting period following the issuance of the options, as required by the provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, as amended from time to time. This waiting period starts at the date of the grant of the options and ends at the end of the second year following the year in which the options were granted. The board may also resolve that non-qualified stock options granted under the share option plan for employees of the U.S. and Asian subsidiaries and the ordinary shares issued upon the exercise of those options shall be held by a custodian for such period of time as the board determines.   As of June 25, 2003, directors, officers and many of our employees have waived the options held by them.

               As of December 31, 2002, there were outstanding options exercisable for 697,346 ordinary shares at an average weighted exercise price of $4.81 per share, and unvested options exercisable for 587,814 ordinary shares at an average weighted exercise price of $ 2.53.

               Three of our directors, Mr. Meir Ben Shoshan, Mr. Haim Horowitz, and Mr. Eran Bendoly each received options to purchase 6,000 of our ordinary shares of which 3,500 are vested for each such director, Our Chief Executive Officer, Mr. Rafi Amit, and our Executive Vice President, Business and Strategy, Mr. Yotam Stern have been granted options to purchase 120,000 ordinary shares and 80,000 ordinary shares, respectively, following our initial public offering.  In December 2001, our Audit Committee and our Board of Directors approved, subject to the approval of our shareholders, the grant of additional options to Mr. Rafi Amit for the purchase of 20,000 of our ordinary shares and the grant of additional options to Mr. Yotam Stern for the purchase of 12,000 of our ordinary shares. The grant of these options were not approved by our shareholders, as of June 25, 2003, all of our directors have waived all the options held by them.

Item 7.                 Major Shareholders and Related Party Transactions.

                              A.          Major Shareholders.

               The following table provides information regarding the beneficial ownership of our ordinary shares as of May 15, 2003, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares.  None of these shareholders has different voting rights than any of the Company’s other shareholders.

Name	Number of Ordinary Shares Owed	Percentage of Outstanding Ordinary Shares Owned
Priortech Ltd.(1)	21,045,230	77.8%

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

                              B.          Related Party Transactions

               On January 1, 1998, we entered into a services agreement with Priortech replacing their previous agreement with regard to the provision of services by Priortech. Under the services agreement, Priortech undertook to provide services to us, including accounting and bookkeeping, building maintenance, human resources, payroll, vehicles, maintenance, employee transportation and employee meals services. Under the services agreement, we are entitled to terminate the provision of any service received from Priortech by prior written notification to Priortech.  The consideration to be paid by us is generally calculated as a percentage of Priortech’s actual costs in providing these services to both us and to Priortech itself, whereas the actual percentage paid by us depends on the relative portion of each service rendered to us out of Priortech’s total costs for each service.  The term of the services agreement is four years which automatically extends for one year periods, unless written notice of termination is given by one party to the other three months prior to the end of the initial term or any extension thereof. In 1998, we paid $166,000 to Priortech under this agreement. No services were provided under this agreement in 2000, 2001 or 2002.

                In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders, in which we received proceeds of approximately $6.1 million. Of the shares sold in the rights offering, 5,922,228 shares were sold to Priortech Ltd., which exercised all its rights under the rights offering. From time to time we have made transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of raw materials, such as printed circuit boards and assembled printed circuit board from Priortech and its affiliates, totaled $1.6 million, $1.7 million and $532,000 in 2000, 2001 and 2002, respectively. In 2000, 2001, we sold an aggregate of $698,000 and $521,000 of AOI systems for the printed circuit boards industry and related services to Priortech and one of its subsidiaries. In 2002 we did not sell any AOI systems or related services to Priortech or any of its subsidiaries. In addition, we have committed to purchase printed circuit boards and assembled printed circuit boards from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged is comparable to the best offer we could obtain from a third party.

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

Item 9.                 The Offer and Listing.

                              A.          Offer and Listing Details.

Price History of Ordinary Shares.

               Our ordinary shares are quoted on the Nasdaq SmallCap Market and on the Tel Aviv Stock Exchange under the symbol “CAMT”.  The following tables set forth, for the periods indicated, high and low closing prices of our ordinary shares as reported on the Nasdaq National Market prior to the transfer of the listing of our ordinary to the Nasdaq SmallCap Market in February 2003, and on the Nasdaq SmallCap Market thereafter, since our initial public offering on July 28, 2000:

Nasdaq National Market / Nasdaq SmallCap Market (Starting February 5, 2003)

	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2000
Third Quarter (from July 28)	$9.69	$5.75
Fourth Quarter	$11.50	$4.50
Fiscal Year Ended December 31, 2001
First Quarter	$8.88	$4.00
Second Quarter	$7.25	$4.00
Third Quarter	$5.60	$1.75
Fourth Quarter	$3.95	$1.50
Fiscal Year Ended December 31, 2002
First Quarter	$3.90	$1.92
Second Quarter	$2.15	$0.99
Third Quarter	$1.05	$0.47
Fourth Quarter	$0.57	$0.31
Fiscal Year Ended December 31, 2003
First Quarter	$0.42	$0.28
Monthly Market Prices for the Most Recent Six Months
December 2002 (Nasdaq-NM)	$0.56	$0.24
January 2003 (Nasdaq-NM)	$0.42	$0.31
February 2003 (Nasdaq-NM / Nasdaq-SCM)	$0.40	$0.28
March 2003 (Nasdaq-SCM)	$0.38	$0.30
April 2003 (Nasdaq-SCM)	$0.55	$0.33
May 2003 (Nasdaq-SCM)	$0.89	$0.48
June 2003 (through June 24) (Nasdaq-SCM)	$1.30	$0.82

Since our ordinary shares were listed on the Tel Aviv Stock Exchange, our ordinary shares have not been regularly traded on the Tel Aviv Stock Exchange. On June 24, 2003, our shares were listed at a price of  NIS 4.30.

                              B.          Plan of distribution.

                                            Not applicable.

                              C.          Markets.

    As noted above, the Company’s ordinary shares are traded on the Nasdaq SmallCap Market under the Symbol “CAMT” and on the Tel Aviv Stock Exchange.

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

                              Meetings of Shareholders

               An annual meeting of the shareholders must be held every year and not later than 15 months following the last annual meeting.  A special meeting of the shareholders may be convened by the board of directors at its decision or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 5% of the issued share capital and at least 1% of the voting rights in the company; or (3) shareholders owning at least 5% of the voting rights in the company. If the board does not convene a meeting upon a valid demand of any of the above, then the director(s) who demanded the meeting, and in the case of a demand by shareholders, those shareholders holding more than half of the voting rights of the shareholders who demanded the meeting, may, not later than three months after having made the demand, convene a meeting of the shareholders. Alternatively, upon application by the individuals making the demand, a court may order that a meeting be convened. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent together at least 33 1/3% of the issued shares of the company which entitle the holders thereof to participate and vote at shareholders’ meetings. A meeting adjourned due to lack of a quorum is generally adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the deferred meeting, the meeting may be held with any number of participants. However, if the meeting was convened following a demand by the shareholders, the quorum will be that minimum number of shareholders authorized to make the demand.

               In any shareholders’ meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our board.

               Most resolutions at a shareholders’ meeting may be passed by a simple majority. Resolutions requiring special voting procedures include the appointment of outside directors and approval of transactions with related parties, including controlling shareholders.

               Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner in exercising his rights and duties towards the company and other shareholders, to refrain from prejudicing the rights of other shareholders and to refrain from abusing his power in the company. The rights and duties include, among other things, in voting at the general meeting of the shareholders on the following matters: (1) amendments to the articles; (2) an increase in the company’s authorized share capital; (3) a merger; or (4) an approval of those related party transactions that require shareholder approval.

               In addition, any shareholder who: (1) knows that it possesses power to determine the outcome of a shareholder vote; (2) under the provisions of the articles, has the power to appoint or to prevent the appointment of an office holder in the company; or (3) controls the company in any other way, is under a duty to act in fairness towards the company.

                              C.          Material Contracts.

                              None

                              D.          Exchange Controls

                              Nonresidents of Israel who purchase our shares may exchange any NIS received as dividends, if any, thereon, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, into freely repatriable dollars, at the rate of exchange prevailing at the time of exchange, pursuant to regulations issued under the Currency Control Law, 1978, provided that Israeli income tax has been withheld with respect to amounts that are being repatriated to the extent applicable or an exemption has been obtained.  Israeli residents are eligible, subject to reporting requirements, to purchase securities in foreign currencies.

                              E.          Taxation

U.S. Federal Income Tax Considerations

               Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder.  A U.S. holder is a holder of our ordinary shares who is:

•	an individual citizen or resident of the U.S.;
•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

               Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

               This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

               You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

               The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under “Israeli Taxation-Taxation of Non-Residents on Receipt of Dividends.” A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 120-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

               The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

               Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

               Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.  A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in  substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period.  Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

               Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

               A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss.  A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss.  In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We are a Passive Foreign Investment Company

               We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•	The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

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

If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•	A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are publicly traded. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•	A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our ordinary shares, or (2) 100% of the gain from the disposition of our ordinary shares.

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

               As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent.  Based on our calculations, we believe that we were not a PFIC for our tax year ended December 31, 2002.  However, there can be no assurance that the U.S. Internal Revenue Service will not challenge the calculations we used in determining that we were not a PFIC in 2002.  We currently expect that we will not be a PFIC in 2003.  However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income.  Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2003 or in a future year.  We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

               Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC-related taxes) for all taxable years of the shareholder to which the protective statement applies.  U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

               U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

               A U.S. holder generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders of Ordinary Shares

               Except as provided below, a non-U.S. holder of ordinary shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

               Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

               Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder’s foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

ISRAELI TAXATION

               The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on existing or new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as specific professional advice and does not exhaust all possible tax considerations. Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

The New Tax Reform

On July 24, 2002, the Israeli legislature enacted an amendment to the Israeli Income Tax Ordinance (which was further amended on December 17, 2002) thus adopting comprehensive changes to the tax system. The Tax Reform became effective on January 1, 2003, and its provisions apply to income derived or accrued as of that date. The Tax Reform changed the tax basis from a territorial basis to a personal basis, whereby an Israeli resident is subject to tax in Israel on income derived and accrued in Israel or abroad and a non-resident is subject to tax only on income derived and accrued in Israel. These provisions apply both to individuals and corporations.

The double taxation tax treaties to which Israel is a party, including the U.S.-Israel Tax Treaty discussed below, remain in force and are unaffected by the Tax Reform.

General Corporate Tax Structure

               Most Israeli companies are subject to corporate tax at the rate of 36% of their taxable income. In our case, the rate is currently effectively reduced, as set forth below.

Taxation Under Inflationary Conditions

               The Income Tax Law (Inflationary Adjustments), 1985, or the “Inflationary Adjustments Law,” is intended to neutralize the erosion of capital investments and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits and losses computed under the regular cost principles. We are subject to tax under this law.

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

               Tax Benefits.   Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earlier of the end of:

  the seven year period (or ten in the case of a Foreign Investment Company as defined below) commencing in the year in which the Approved Enterprise first generates taxable income;
  the end of the 12-year period from commencement of production; or
  the end of the 14-year period from the date of approval of the Approved Enterprise status.

               That income is eligible for further reductions in tax rates if the company qualifies as a Foreign Investors’ Company, or Foreign Investment Company, depending on the percentage of the foreign ownership of its equity. A Foreign Investment Company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents. The tax rate is reduced to 20% if the foreign ownership of the foreign investment company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investment company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investment company is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year.

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

               Our production facilities are the subject of several “investment programs” that have been granted “Approved Enterprise” status under the Investment Law. We participate in the Alternative Benefits Program and, accordingly, income from our first Approved Enterprise will be tax exempt for 10 years due to the fact that we operate in “Zone A”. This tax exempt status commences in the year in which our Approved Enterprise first generates taxable income. The period of benefits expired in December 1999 for our first Approved Enterprise and will expire in 2008 for our latest Approved Enterprise.

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

               The Tax Reform did not reduce the benefits we receive as a result of our Approved Enterprise status under the Law for Encouragement of Capital Investments. The law for Encouragement of Capital Investments expires on December 31, 2003 and based on currently available information, the expiration of this law should not impact on the status of Approved Enterprises already approved before December 31, 2003, and thus should not affect our existing approved enterprises.

Law for the Encouragement of Industry (Taxes), 1969

                We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. According to the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, 90% or more of the income of which in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

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

               Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future. See notes to the consolidated financial statements.

Law for the Encouragement of Industrial Research and Development, 1984

               Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants up to 50% of the project’s cost, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the Office of the Chief Scientist. These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

               The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless a special governmental committee, in its discretion consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are transferred out of Israel, if approved by the special governmental committee, we may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, or of the dollar amount plus interest, as applicable. The technology developed pursuant to the terms of these grants may not be transferred outside of Israel, and may be transferred to third parties within Israel only with the prior approval of the governmental committee. This approval is not required for the export of any products resulting from that research development. Approval of the transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted. An amendment to this law was enacted in November 2002 and became effective on April 1, 2003.  However, the amendment did not provide any relief with respect to the foregoing restrictions.

                Each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee of the Office of the Chief Scientist. Expenditures supported under other incentive programs of the State of Israel are not eligible for Office of the Chief Scientist grants.

                  In March 2001, we reached an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter.  We have not received any additional grants from the Office of the Chief Scientist since 2000. As of December 31, 2002, the outstanding balance of the grants was approximately $1.08 million, of which $950,000 was due as of such dates, including grants received by Inspectech prior to its merger into us.  As of December 31, 2002, the maximum royalty payable by us on future sales was approximately $136,000. Our annual repayments were $956,000 in 1999, $2.4 million in 2000 and $1.1 million in 2001 and $1 million in 2002.

Taxation of Shareholders Capital Gains Tax

               Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the “Real Gain” and the “Inflationary Surplus.” The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. Regarding Israeli residents, the Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10%, whereas the Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax. The tax rate used for the Inflationary Surplus is reduced to zero for nonresidents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of the Israeli resident company, instead of the Israeli consumer price index.   Following the Tax Reform, real gains accrued after January 1, 2003 are subject to capital gains tax of 25%, whereas assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time that the assets were held before and after January 1, 2003.  Real gains derived on or after January 1, 2003 from the sale of ordinary shares traded on the Tel Aviv Stock Exchange or on a foreign stock exchange recognized by the Israeli Ministry of Finance, are subject to capital gains tax of 15%; however, non-residents are generally exempt from tax on gains from the sale of such shares.   Under current law, sales of our ordinary shares by anyone who is not a dealer in securities in Israel and is not a company that is subject to the Inflationary Adjustments Law are exempt from Israeli capital gains tax so long as the ordinary shares are traded on the Tel Aviv Stock Exchange, and, provided we continue to qualify as an Industrial Company or industrial holding company, so long as they are listed on the Nasdaq SmallCap Market or on another stock exchange recognized by the Israeli Ministry of Finance. There can be no assurance that we will maintain this listing or qualification. See “Law for Encouragement of Industry (Taxes), 1969.” If the tax reform recommendations adopted in principle by the Israeli government in June 2002 are legislated into law, foreign residents will be exempt from capital gains tax on sales of securities traded on Israeli stock exchanges and Israeli residents may become subject to capital gains tax at different rates.  We cannot be certain, however, if tax reform recommendations will be adopted, when they will be adopted and what form any reform may take.

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

Taxation of Non-Residents on Receipt of Dividends

               Nonresidents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an approved enterprise under Israel’s Law for the Encouragement of Capital Investments, 1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an approved enterprise, then the tax will be 15%.

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

               Copies of this material can also be obtained by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C.  20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.  The Commission’s telephone number is 1-800-SEC-0330.  Documents filed in Canada are available at the website of the Canadian System for Election and Document Analysis and Retrieval (SEDAR) at http://www.sedar.com.

                              I.          Subsidiary Information.

               Not applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk

               Interest Rate Risk

               We currently do not hold or invest in derivative financial instruments for trading or other purposes and, as of December 31, 2002, we had no outstanding derivative financial instruments of any kind. We have no material market risk exposure of the type contemplated by Item 11, and, therefore, no quantitative tabular disclosures are required.

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

               Foreign Currency Rate Fluctuations

               Our production facility is located in Israel, and most of our manufacturing and other headquarter expenses are in NIS.  An evaluation of the NIS against the U.S. dollar, our reporting currency, will expose us to higher expenses in U.S. dollars and may influence our profitability. A significant portion of our sales are derived from East Asia and from Europe and are primarily denominated in U.S. dollars. A devaluation of the local currency against the U.S. dollar may cause our product to become less competitive and may lead to a reduction of prices. Our experience shows that these influences are not material, and, therefore, no quantitative tabular disclosures are required.

               Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2002, we had net liabilities of approximately $2.5 million, denominated in NIS.

               Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $ 25,000 or income for the same amount in case of evaluation or devaluation, respectively.

               As of December 31, 2002, we had no interest rate or foreign currencies derivative financial instruments outstanding.

Item 12.Description of Securities Other than Equity Securities.

                              Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

                              None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of Proceeds

The effective date of the registration statement for which the information is being disclosed is July 28, 2000 (File No. 333-12292) (the “Registration Statement”). The following table sets forth, with respect to the ordinary shares registered, the amount of securities registered, the aggregate offering price of amount registered, the amount sold (including 235,000 shares sold pursuant to the over-allotment option) and the aggregate offering price of the amount sold, for the account of our company.

For the account of the company
Number of ordinary shares registered	6,440,000
Aggregate offering price of shares registered	$ 45,080,000
Number of ordinary shares sold	5,835,000
Aggregate offering price of shares sold	$ 40,845,000

The following table sets forth the expenses incurred by us in connection with our public offering during the period commencing the effective date of the Registration Statement and ending December 31, 2000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates.

1. Purpose	Direct or indirect payments to persons other than affiliated persons

Underwriting discounts and commissions	$2,859,150
Other expenses	$2,256,850

Total expenses	$5,116,000

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

Purpose	Direct or indirect payments to persons other than to affiliated persons

Acquisition of other companies and business(es)	2,250,000

Construction of plant, building and facilities..	6,500,000
Purchase and installation of machinery and equipment	N/A

Purchase of real estate	N/A
Repayment of indebtedness	9,000,000
Working capital	N/A
Temporary investments	N/A
Other purposes	N/A

Item 15. Controls and Procedures

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities and Exchange Act of 1934, as amended is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.  Subsequent to the date of their evaluation, there were no significant changes in the Company’s internal controls or in other factors that could significantly effect the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

Not yet applicable to registrant.

Item 16B. Code of Ethics

Not yet applicable to registrant.

Item 16C. Principal Accounting Fees and Services

Not yet applicable to registrant.

PART III

Item 17.Consolidated Financial Statements.

               The Company has elected to furnish financial statements and related information specified in Item 18.

Item 18.Consolidated Financial Statements.

Report of Independent Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-3
Consolidated Statements of Operations for the years ended
December 31, 2000, 2001 and 2002	F-4
Consolidated Statements of Shareholders’ Equity for the
years ended December 31, 2000, 2001 and 2002	F-5
Consolidated Statements of Cash Flows for the years ended
December 31, 2000, 2001 and 2002	F-6
Notes to Consolidated Financial Statements	F-7

Item 19.Exhibits.

Exhibit Number	Name of Document

3.1	Memorandum of Association of Registrant(1)
3.2	Articles of Registrant(2)
4.1	Specimen of Certificate for Ordinary Shares(3)
10.1	Employee Share Option Plan (4)
10.2	Subsidiary Employee Share Option Plan (formerly, the Employee Share Option Plan --United States).(5)
10.3	Employee Share Option Plan--Europe.(6)
Executive Share Option Plan
10.4	The amended share option plan (Employee share option plan), which complies with the new Israeli tax legislation
10.5	Lease Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated 1, 1998, as amended on January 1, 2000(7)
10.6	Services Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated January (9)
10.7	Management Services Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated January 1, 1998.(10)
10.8	Loan Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated January 1, 1998(11
10.9	Royalty Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated January 1988(12)
10.10	Termination Agreement between the Company and PCB Ltd. (currently Priortech Ltd.), dated May 21, 1998
10.11	Form of Indemnification Agreement(13)
21.1	Subsidiaries of the Registrant(14)
23.2	Consent of Eisner, LLP and Goldstein Sabo Tevet.
24.1	Power of attorney (included in signature page, which has been previously filed)
99.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)          Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(2)          Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(3)          Incorporated by reference from Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(4)          Incorporated by reference from Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(5)          Incorporated by reference from Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(6)          Incorporated by reference from Exhibit 10.3 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 31, 2000.
(7)          Incorporated by reference from Exhibit 10.4 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 31, 2000.
(8)          Incorporated by reference from Exhibit 10.5 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 31, 2000.
(9)          Incorporated by reference from Exhibit 10.6 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 31, 2000.
(10)        Incorporated by reference from Exhibit 10.7 to Amendment No. 2 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(11)        Incorporated by reference from Exhibit 10.8 to Amendment No. 2 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(12)        Incorporated by reference from Exhibit 10.9 to Amendment No. 2 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(13)        Incorporated by reference from Exhibit 10.10 to Amendment No. 2 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.
(14)        Incorporated by reference from Exhibit 10.11 to Amendment No. 2 to the Company’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000.

SIGNATURES

               The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit

Rafi Amit
Chief Executive Officer

Date: June 29, 2003

I, Rafi Amit, certify that:

1. I have reviewed this annual report on Form 20-F of Camtek Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 29, 2003

By:	/s/ Rafi Amit

Name:	Rafi Amit
Title:	Chief Executive Officer

I, Moshe Amit, certify that:

1. I have reviewed this annual report on Form 20-F of Camtek Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 29, 2003

By:	/s/ Moshe Amit

Name: Moshe Amit
Title: Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Haemek, Israel

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camtek Ltd. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP	Goldstein Sabo Tevet
Certified Public Accountants (Isr.)
New York, New York	Tel-Aviv, Israel
March 11, 2003

CAMTEK LTD.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,

	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$7,029	$2,898
Marketable securities	13,908	10,912
Accounts receivable - trade, net of allowance of $1,135 and $2,387	13,818	10,585
Inventories	12,039	12,028
Due from affiliates	374	519
Other current assets	2,555	1,497

Total current assets	49,723	38,439

Fixed assets, net	11,225	10,509
Deferred taxes	306

	$61,254	$48,948

LIABILITIES
Current liabilities:
Short-term bank credit	$4,816	$39
Accounts payable	2,857	3,007
Due to Priortech Ltd.	1,114	-
Other current liabilities	6,084	5,196

Total current liabilities	14,871	8,242

Long term loans	55	12
Accrued severance pay, net of amounts funded	307	378

	15,233	8,632

Commitments and contingent liability (Note 10)

SHAREHOLDERS’ EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
issued 22,130,798 shares in 2001 and 28,065,038 shares in 2002	112	125
Additional paid-in capital	37,196	43,266
Unearned compensation	(162)	(121)
Accumulated other comprehensive income (loss):
Unrealized holding gain (loss) on marketable securities	128	(8)
Retained earnings (deficit)	9,339	(1,953)
Treasury stock, at cost (250,000 shares in 2001 and 1,011,619 shares in 2002)	(592)	(993)

	46,021	40,316

	$61,254	$48,948

See notes to consolidated financial statements

CAMTEK LTD.

Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,

	2000	2001	2002

Revenues:
Sales of products	$50,534	$41,180	$19,103
Service fees	2,591	2,888	3,490

	53,125	44,068	22,593

Cost of revenues:
Cost of products sold (including provision for inventory writedown of $1,805 in 2002)	21,670	18,930	12,226
Cost of services	2,486	2,721	3,220

	24,156	21,651	15,446

Gross profit	28,969	22,417	7,147

Research and development costs:
Expenses	7,037	9,017	7,194
Less royalty-bearing participations from the Government of Israel	(2,086)	-	-
Acquired in-process research and development	-	3,634	-

Research and development costs, net	4,951	12,651	7,194

Selling, general and administrative expenses	12,310	14,178	11,057
Restructuring expenses	-	547	-

Operating expenses	17,261	27,376	18,251

Operating income (loss)	11,708	(4,959)	(11,104)
Financial and other income, net	31	1,400	331

Income (loss) before income taxes	11,739	(3,559)	(10,773)
Provision for income taxes	848	152	519

Net income (loss)	$10,891	$(3,711)	$(11,292)

Net income (loss) per ordinary share:
Basic	$0.58	$(0.17)	$(0.47)

Diluted	$0.57	$(0.17)	$(0.47)

Weighted average number of ordinary shares outstanding:
Basic	18,692	22,043	24,166

Diluted	19,202	22,043	24,166

See notes to consolidated financial statements

CAMTEK LTD.

Consolidated Statements of Changes in Shareholders’ Equity
(in thousands)

	Ordinary A				Accumulated
	NIS 0.01 Par Value		Additional		Other	Retained
			Paid-in	Unearned	Comprehensive	Earnings	Treasury		Comprehensive
	Shares	Amount	Capital	Compensation	(Loss) Income	(Deficit)	Stock	Total	Income/ (Loss)

Balance - January 1, 2000	16,261	$98	$1,240	$(108)	-	$2,159	-	$3,389
Cancellation of share options	-	-	(7)	7	-	-	-	-
Amortization of share options	-	-	-	32	-	-	-	32
Issuance of common shares, net	5,835	14	35,697	-	-	-	-	35,711
Unrealized holding loss on marketable securities	-	-	-	-	$(253)	-	-	(253)	$(253)
Net income	-	-	-	-	-	10,891	-	10,891	10,891
							-
Comprehensive income	-	-	-	-	-	-	-	-	$10,638

Balance - December 31, 2000	22,096	112	36,930	(69)	(253)	13,050	-	49,770
Cancellation of share options	-	-	(3)	3	-	-	-	-
Exercise of share options	35	-	46	-	-	-	-	46
Grant of warrant	-	-	324	(324)	-	-	-	-
Amortization of share options	-	-	-	228	-	-	-	228
Additional share issuance expense, net of tax benefits of $13	-	-	(101)	-	-	-	-	(101)
Unrealized holding gain on marketable securities	-	-	-	-	381	-	-	381	$381
Net loss	-	-	-	-	-	(3,711)	-	(3,711)	(3,711)
							-
Comprehensive loss	-	-	-	-	-	-	-	-	$(3,330)
							-
Purchase of 250 treasury shares	-	-	-	-	-	-	$(592)	(592)

Balance - December 31, 2001	22,131	112	37,196	(162)	128	9,339	(592)	46,021
Exercise of share options	7	-	10	-	-	-	-	10
Amortization of share options	-	-	-	41	-	-	-	41
Issuance of common shares, net	5,927	13	6,060	-	-	-	-	6,073
Unrealized holding loss on marketable securities	-	-	-	-	(136)	-	-	(136)	$(136)
Net loss	-	-	-	-	-	(11,292)	-	(11,292)	(11,292)

Comprehensive loss	-	-	-	-	-	-	-	-	$(11,428)

Purchase of 762 treasury shares	-	-	-	-	-	-	(401)	(401)

Balance - December 31, 2002	28,065	$125	$43,266	$(121)	$(8)	$(1,953)	$(993)	$40,316

See notes to consolidated financial statements

CAMTEK LTD.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net income (loss)	$10,891	$(3,711)	$(11,292)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization	522	618	890
Purchased research and development	-	3,634	-
Loss on disposal of fixed assets	1	89	22
Amortization of unearned compensation	32	228	41
Changes in operating assets and liabilities, net of effects from acquisition in 2001:
Accounts receivable	(3,401)	(3,829)	3,233
Inventories	(4,126)	(286)	11
Due (from) to Priortech Ltd. and affiliates	(1,142)	1,882	(1,259)
Other current assets	(1,937)	(1,616)	814
Deferred taxes	121	89	550
Accounts payable	4,166	(3,662)	150
Other current liabilities	4,826	(3,010)	(888)
Accrued severance pay	5	150	71

Net cash provided by (used in) operating activities	9,958	(9,424)	(7,657)

Cash flows from investing activities:
Purchase of marketable securities	(33,365)	(20,689)	(17,445)
Redemption of marketable securities	6,520	33,754	20,305
Acquisition of subsidiary, net of $1,159 cash acquired	-	(1,191)	-
Construction of building and purchase of other fixed assets	(1,712)	(7,434)	(240)
Proceeds from disposal of fixed assets	105	80	44

Net cash (used in) provided by investing activities	(28,452)	4,520	2,664

Cash flows from financing activities:
Proceeds from issuance of common shares, net	36,013	-	6,073
Increase (decrease) in short-term bank credit	(5,863)	2,800	(4,777)
Decrease in due to Priortech Ltd. and affiliates	(2,401)	-	-
Exercise of share options	-	46	10
Payment of long-term loans	-	-	(43)
Purchase of treasury shares	-	(592)	(401)
Payments for registration costs of common shares	-	(114)

Net cash provided by financing activities	27,749	2,140	862

Net increase (decrease) in cash and cash equivalents	9,255	(2,764)	(4,131)
Cash and cash equivalents at beginning of period	538	9,793	7,029

Cash and cash equivalents at end of period	$9,793	$7,029	$2,898

Supplemental disclosure of cash flow information:
Cash paid for interest	$802	$295	$340

See notes to consolidated financial statements

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 1 - BUSINESS

Camtek Ltd. (“Camtek”), an Israeli company, is a majority owned (75%) subsidiary of Priortech Ltd., an Israeli company that is listed on the Tel-Aviv Stock Exchange.  Camtek designs, develops, manufactures and markets intelligent optical inspection systems and related products for the printed circuit board, semiconductor packaging and microelectronics industries used to enhance yields and processes in these industries.  Camtek’s activities are conducted in one reportable business segment.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation:

The consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively the “Company”), are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated.

(b)	Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(c)	Foreign currency transactions:

The functional currency of the Company is the U.S. dollar. Substantially all revenues generated by the Company are from outside Israel and a majority thereof are received in U.S. dollars. In addition, most salaries, materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels (“NIS”) where cost is linked to changes in the dollar/NIS exchange rate. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Foreign currency gains included in financial and other income, net resulting from transactions not denominated in U.S. dollars amounted to $130, $187 and $112 in 2000, 2001 and 2002, respectively.

(d)	Cash equivalents:

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

(e)	Marketable securities:

Marketable securities consist of corporate bonds which have strong credit ratings and maturities greater than three months and up to 18 months at the time of purchase. These securities, which are classified as available-for-sale, are carried at fair value, with unrealized gains and losses, net of any tax effect, reported in shareholders’ equity as accumulated other comprehensive income (loss). Amortization of premiums and discounts are included in interest income and are not material.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

(f)	Inventories:

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined on a first-in first-out basis, or market.

(g)	Fixed assets:

Fixed assets are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

(h)	Fair values of financial instruments:

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and amounts due from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices which represent fair value. The carrying amounts of short-term bank credit and amounts due to or from Priortech Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

(i)	Recognition of revenue:

The Company recognizes revenue from sales of its products upon acceptance by the customer which, in general, occurs no earlier than at the time the Company installs the AOI system at the customer’s premises.

Service fees are recognized at the time the service is provided or over the life of the service contract on a straight-line basis.

(j)	Warranty:

Estimated warranty obligations are charged to operations in the period in which the related sale is recognized. AOI systems are generally sold with a twelve month warranty.

(k)	Income taxes:

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

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

(l)	Research and development:

Research and development costs are expensed as incurred. Grants received from the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist (the “Chief Scientist”), for approved research and development programs are recognized upon the later of the time the costs related to a particular project are incurred and the time such project receives approval from the Chief Scientist. See Note 3 for accounting for acquired in-process research and development.

(m)	Long-lived assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a writedown to market value or discounted cash flow value is required.

(n)	Earnings (loss) per ordinary share:

Basic earnings (loss) per share are calculated utilizing only weighted average ordinary shares outstanding. Diluted earnings per share for the year ended December 31, 2000 gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from assumed exercise of share options. The effect of the exercise of outstanding stock options and warrants would be anti-dilutive for the years ended December 31, 2001 and 2002 and have not been included in computing dilutive loss per ordinary share. Potentially dilutive options and warrants to purchase an aggregate of 1,719,204 and 1,285,160 common shares were outstanding at December 31, 2001 and 2002, respectively.

(o)	Comprehensive income (loss):

The changes in shareholders’ equity from all sources during the year other than those resulting from investments by shareholders are shown as comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity.

(p)	Stock-based compensation:

At December 31, 2002, the Company had four stock-based employees compensation plans which are described more fully in Note 12(c). The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 5”) and related interpretations and, accordingly, recognizes compensation expense for the difference between the quoted market price of the underlying ordinary shares and the exercise price of the option at the date of grant. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, however, allows the Company to continue to measure the compensation cost of employees in accordance with APB 25, but requires the Company to disclose pro forma information regarding net income (loss) and per share data determined as if the Company had accounted for its employee share options under the fair value method of that statement.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

(p)	Stock-based compensation: (continued)

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all awards.

	Year Ended December 31,

	2000	2001	2002

Net income (loss), as reported	$10,891	$(3,711)	$(11,292)
Stock-based employee compensation expense included
in reported net increase (loss), net of related tax effects	32	228	41
Stock-based employee compensation determined under
the fair value based method, net of related tax effects	(565)	(1,177)	(1,229)

Pro forma net income (loss)	10,358	$(4,660)	$(12,480)

Earnings (loss) per share:
Basic - as reported	$.58	$(.17)	$(.45)

Basic - pro forma	$.55	$(.21)	$(.52)

Diluted - as reported	$.57	$(.17)	$(.45)

Diluted - pro forma	$.54	$(.21)	$(.52)

The weighed average fair value of the options granted during 2000, 2001 and 2002 in applying the fair value method was estimated at $4.83, $2.91 and $2.32, respectively, using the Black-Scholes pricing model with the following assumptions:

	2000 Grant	2001 Grant	2002 Grant

Dividend yield	0	0	0
Volatility	93%	83%	91%
Risk-free interest rate	5.71% - 6.54%	3.90% - 4.86%	4.74%
Expected life	4	4	4

NOTE 3 - ACQUISITION OF INSPECTECH LTD.

In September 2001, the Company acquired all of the outstanding shares of Inspectech Ltd. (“Inspectech”) for $2,350 in cash, including $100 in legal and other acquisition costs.  The results of operations of Inspectech have been included in the consolidated financial statements since that date.  Inspectech, which was merged into Camtek in December 2001, is an Israel-based developer and producer of products for the inspection of wafers to serve the microelectronics industry.  The acquisition allows the Company to develop a new line of inspection systems which are complimentary to its existing product lines.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 3 - ACQUISITION OF INSPECTECH LTD.  (CONTINUED)

The following summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Cash	$1,159
Inventory	1,053
Fixed assets	684
In-process research and development	3,634

Total assets acquired	6,530

Current liabilities, including loan payable of $55	3,002
Loans payable, non-current	1,085
Accrued severance pay	93

Total liabilities assumed	4,180

Net assets acquired	$2,350

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

	Year Ended December 31,

	2000	2001

Revenue	$55,439	$44,376
Operating income (loss)	9,513	(8,081)
Net income (loss)	8,614	(6,869)
Basic income (loss) per share	0.46	(0.31)
Diluted income (loss) per share	0.45	(0.31)

The Company granted a warrant to acquire 104,374 ordinary shares at an exercise price of $.01 to Inspectech’s principal owner who continues to be employed by the Company.  The Company recorded unearned compensation of $324 related to the grant.  The warrant vests 50% on date of grant, 25% on the third anniversary of employment and 25% after the fourth anniversary of employment.  Accordingly, based on the percentage vested, the Company amortized $162 and $41 of unearned compensation for the years ended December 31, 2001 and 2002, respectively, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 4 - INVENTORIES

	December 31,

	2001	2002

Components	$4,530	$4,106
Systems partially completed	2,113	2,411
Completed systems, including systems not yet purchased at customer locations	5,396	5,511

	$12,039	$12,028

NOTE 5 - OTHER CURRENT ASSETS

	December 31,

	2001	2002

Due from Government of Israel departments and agencies	$1,311	$375
Due from employees	150	201
Income receivable	146	165
Deferred taxes	244
Other	704	756

	$2,555	$1,497

NOTE 6 - FIXED ASSETS

	December 31,

	2001	2002

Land	$624	$624
Building	7,556	7,543
Machinery and equipment	2,557	2,668
Office furniture and equipment	1,600	1,742
Automobiles	490	334

	12,827	12,911
Less accumulated depreciation	1,602	2,402

	$11,225	$10,509

In September 1998, the Company entered into a lease for a building in Israel to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor.  The lease payments and the option price equal the cost of constructing the building, plus financing costs and $595 for the land.  If the option is exercised, the option price is reduced for any payments made under the lease.  The lease is for a term of 23 years and 8 months and commenced upon completion of construction in October 2001.  The Company has until September 2003 to exercise the option and intends to exercise the option.  As the Company provided construction financing, it is being treated as the owner of the land and building.

Depreciation and amortization expense related to fixed assets totaled $522, $618, and $800 for the years ended December 31, 2000, 2001 and 2002, respectively.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 7 - SHORT-TERM BANK CREDIT

	December 31,

	2001	2002

Revolving bank loan denominated in Euro, interest at 4.5%	$1,770	$-
Loan payable denominated in NIS, interest at 4.4%	2,717	-
Other	329	39

	$4,816	$39

Borrowings under the bank loans are collateralized by all of the assets of the Company.

NOTE 8 - OTHER CURRENT LIABILITIES

	December 31,

	2001	2002

Accrued compensation and related benefits	$2,027	$1,597
Government of Israel departments and agencies (substantially for royalties)	715	996
Accrued warranty costs	942	627
Commissions	1,285	477
Advances from customers and deferred revenues	338	646
Other	777	853

	$6,084	$5,196

NOTE 9 - SEVERANCE PAY

Israeli law requires payment of severance pay in certain circumstances.  The Company’s severance pay liability to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds, recognized pension funds and by purchase of managers’ insurance policies.

The amounts accrued and the portions funded with severance pay funds and by purchase of insurance policies are composed as follows:

	December 31,

	2001	2002

Accrued severance pay	$471	$930
Less amounts funded	164	552

Unfunded balance	$307	$378

The Company may only make withdrawals from the funds for the purpose of paying severance pay.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 9 - SEVERANCE PAY  (CONTINUED)

The severance pay liabilities covered by the pension funds are not reflected in the above amounts, as the severance pay liabilities have been irrevocably transferred to the pension funds.

Severance pay expense was $353, $720 and $578 in 2000, 2001 and 2002, respectively.

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITY AND OTHER

(a)	Royalties:

The Company is committed to pay royalties to the Government of Israel on sales of products and service fees in which the Government participates by way of research and development grants, up to the amount of the grants received for certain projects. According to an agreement entered into in 2001 with the Office of the Chief Scientist, Camtek’s royalty payments are based on 4.5% of revenues and will not exceed $250 per quarter. The maximum royalty payable by the Company on future revenues, including royalties related to grants received by Inspectech prior to acquisition, approximates $130 at December 31, 2002.

Royalty expense totaled $2,391, $1,000 and $1,000 in 2000, 2001 and 2002, respectively.

(b)	Operating leases:

The Company’s subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2002, minimum future rental payments under these leases amount to $954. In October 2000, the Company entered into an operating lease for vehicles for a period of 44 months. As of December 31, 2002, the minimum future rental payments are approximately $535.

At December 31, 2002, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending December 31,

2003	$710
2004	602
2005	115
2006	41
2007	21

$1,489

Aggregate rent expense amounted to $317, $451 and $414 in 2000, 2001 and 2002, respectively.

(c)	Patent infringement allegation:

On July 21, 1998, the Company received a letter from Orbotech Ltd., a principal competitor, alleging, among other things, infringement of an Israeli patent and unjust enrichment due to misappropriation of confidential information by the Company with respect to certain technologies used in the manufacture and design of certain of the Company’s products. Management believes that Orbotech Ltd.’s allegations are without merit; nevertheless, a final judicial decision adverse to the Company with respect to these allegations could have a material adverse effect on the Company’s business, financial condition and results of operations. Any litigation could involve substantial expenditures by the Company and diversion of management’s attention.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITY AND OTHER  (CONTINUED)

(d)	Valuation and qualifying accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at Beginning of Period	Charged Costs and Expenses	Deductions	Balance at End of Period

2000	$(551)	$(226)	$122	$(655)
2001	$(655)	$(716)	$236	$(1,135)
2002	$(1,135)	$(1,568)	$316	$(2,387)

NOTE 11 - CONCENTRATION OF RISK

During the years ended December 31, 2000, 2001 and 2002, no customer accounted for 10% or more of the Company’s revenue.

At December 31, 2001, accounts receivable from one customer approximated $1,853. At December 31, 2002, accounts receivable from one customer approximated $2,217.

NOTE 12 - SHAREHOLDERS’ EQUITY

(a)	Initial public offering:

In February 2000, the Company changed its designation of ordinary A shares to ordinary shares. In July 2000, the Board of Directors approved a 2 for 1 ordinary share split. Shares and per share amounts in the accompanying 2000 consolidated financial statements give retroactive effect to the split.

In July 2000, the Company sold 5,835,000 shares of its common stock in an initial public offering (“IPO”). In connection therewith, the Company received proceeds of $34,957, net of offering costs of $5,875 including $114 recorded in 2001. In addition, $653 of tax benefits, including $13 recorded in 2001, related to the offering costs have been credited to additional paid-in capital.

(b)	Issuance of rights:

On August 8, 2002 the Company offered to existing shareholders rights to purchase a total of 8,571,429 ordinary shares. Each shareholder was able to subscribe for rights to purchase one ordinary share for each 2.5536 ordinary shares held of record by that holder. The exercise price of the right was $1.05 per share. Upon exercise of the rights, the Company issued 5,926,730 new shares for $6,073, net of $150 of offering costs. Such shares were principally purchased by Priortech Ltd., which increased its ownership interest in the Company from 68% to 75%.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands except per share information)

NOTE 12 - SHAREHOLDERS’ EQUITY  (CONTINUED)

(c)	Share options:

In September 1997, the Company’s Board of Directors adopted three share option plans for key employees, one of which covers employees in Israel and the others cover employees in the United States, Europe and Asia. Options granted under those plans are vested up to 50% after two years of continued employment with an additional 25% vesting after each of years three and four, unless otherwise determined by the Board of Directors. Vested options are exercisable for two years beginning on the later of July 28, 2000, the date the Company’s shares began trading on NASDAQ or the date of vesting.

In November 2000, the Board of Directors adopted a fourth option plan. Options granted under the plan for officers and directors are vested up to 25% after one year and the remaining 75% are proportionally vested on a monthly basis during the following three-year period, unless otherwise determined by the Board of Directors. Vested options are exercisable for five years.

During 2001, the Board of Directors increased by 700,000 the shares issuable upon exercise of options under the share option plan. As of December 31, 2002, options to purchase an aggregate of 2,173,128 ordinary shares may be granted under these plans, of which 1,327,466 options have been granted through December 31, 2002. The exercise price of options granted during 2000, 2001 and 2002 was at or above the estimated fair value or, after the Company’s IPO, quoted market price of the Company’s common stock at the date of grant.

In August 2000, the Company granted an aggregate of 200,000 share options to two executive officers of the Company at an exercise price equal to the quoted market price on the date of grant. These options were granted outside the above mentioned plans.

Share option activity during the years is as follows:

	Year Ended December 31,

	2000		2001		2002

	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at January 1	735,980	$1.95	1,294,042	$4.43	1,719,204	$4.19
Granted	627,289	7.26	636,454 (*)	3.82	72,918	2.97
Cancelled	(69,227)	3.68	(176,496)	5.21	(499,452)	2.96
Exercised			(34,796)	1.33	(7,510)	1.33

Outstanding at year end	1,294,042	4.43	1,719,204	4.19	1,285,160	4.62

Exercisable at year end	250,462	1.33	615,148	2.79	697,346	4.81

*Includes warrant for 104,374 common shares exercisable at $.01 per share (see Note 3).

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands except per share information)

NOTE 12 - SHAREHOLDERS’ EQUITY  (CONTINUED)

(c)	Share options: (continued)

The following table summarizes information about stock options at December 31, 2002:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.01	83,137	0.53	$0.01	78,281	$0.01
$1.33	63,023	1.39	$1.33	63,023	$1.33
$2.66 to $3.29	564,012	2.92	$3.07	158,148	$2.70
$5.97 to $8.00	574,988	2.04	$7.16	397,894	$7.14

	1,285,160		$4.62	697,346	$4.81

(d)	Treasury stock:

On September 17, 2001, the Company announced that the Board of Directors authorized a share repurchase program to acquire up to $3,000 of the Company’s ordinary shares from time to time in open market transactions. During September 2001, the Company purchased 250,000 ordinary shares at a cost of $592 and during 2002 the company purchased 761,619 ordinary shares at a total cost of $401 in connection with such program.

NOTE 13 - MONETARY BALANCES IN NONDOLLAR CURRENCIES

	December 31,

	2001			2002

	Israeli Currency (a)			Israeli Currency (a)
			Other			Other
	Unlinked	Linked (b)	Nondollar Currencies	Unlinked	Linked (b)	Nondollar Currencies

Assets - current	$1,537	$-	$4,913	$904	$83	$2,217
Liabilities - current	3,537	3,584	4,544	3,456	-	1,845

(a)	The above does not include balances in Israeli currency linked to the dollar.
(b)	To the Israeli CPI.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 14 - GEOGRAPHIC INFORMATION

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries.  Revenues are attributable to geographic areas/countries based upon the destination of shipment of product as follows:

	Year Ended December 31,

	2000	2001	2002

United States	$10,940	$8,235	$2,020
Europe	8,788	7,796	2,162
Japan	4,791	2,845	1,332
Taiwan	6,372	5,763	5,956
China	9,589	12,648	9,041
Korea	5,045	1,685	968
Singapore	3,718	864	202
Canada	2,416	1,519	190
Other Asia	540	1,410	681
Rest of the world	926	1,303	41

	$53,125	$44,068	$22,593

NOTE 15 - SELECTED INCOME STATEMENT DATA

(a)	Selling, general and administrative expenses:

	Year Ended December 31,

	2000	2001	2002

Selling	$9,982	$11,212	$8,497
General and administrative	2,328	2,966	2,560

	$12,310	$14,178	$11,057

(b)	Financial and other income (expense), net:

Financial and other income (expense), net includes interest income of $896 (2000), $1,784 (2001) and $529 (2002) and interest expense of $816 (2000), $365 (2001) and $340 (2002).

(c)	Restructuring expenses:

Restructuring expenses in 2001 consist principally of payments aggregating $314 to terminated employees resulting from implementation of a plan to reduce costs due to a reduction in sales and expenses of $146 related to a leased facility vacated by the Company in connection with relocating its operations to its newly constructed facility.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 16 - TAXES ON INCOME

(a)	Tax benefits under the Law for Encouragement of Capital Investments, 1959:

The Company’s production facilities have been granted “approved enterprise” status under the above law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier), commencing in the first year in which the approved enterprise first generates taxable income due to the fact that the Company operates in Zone ”A” in Israel.

The period of benefits relating to the recent approved enterprise production facilities will expire in 2008. The tax benefits with regard to the first approved enterprise production facilities expired on December 31, 1999. In the event of distribution of cash dividends from tax-exempt income, the Company would have to pay the 25% tax in respect of the amount distributed (the amount distributed for this purpose includes the amount of the Company’s tax that applies as a result of the distribution). The Company has decided to reinvest the amount of the tax-exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax-exempt income.

Undistributed taxable earnings in Israel, for which taxes have not been provided, aggregated $16,670 at December 31, 2002. The amount of tax that would be owed if such amounts were distributed would be approximately $4,200 at December 31, 2002.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

(b)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”):

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
The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to claim public issuance expenses as a deduction for tax purposes.

(d)	Loss of non-Israeli subsidiaries:
Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 16 - TAXES ON INCOME  (CONTINUED)

(e)	Taxes on income included in the income statements:

The following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:

	Year Ended December 31,

	2000	2001	2002

Income (loss) before income taxes (a)	$11,739	$(3,559)	$(10,773)

Theoretical tax provision (benefit) on the above amount at 36%	$4,226	$(1,281)	$(3,878)

Tax benefits arising from “approved enterprises”	(3,323)	(1,151)

	903	(2,432)	(3,878)
Increase (decrease) in taxes resulting from:
Losses of for which no tax benefit has been recognized	488	612	4,206
Permanent differences, including difference between Israeli CPI-adjusted tax returns and dollar-adjusted financial statements - net	(385)	1,201	(200)
Other	91	(20)	(58)
Acquired in-process research and development expense, not deductible for tax purposes		1,308
Nondeductible expenses		49	46
Interest income not subject to tax		(566)	(147)
Increase in valuation allowance related to deferred tax asset balance at beginning of year			550
Decrease in taxes resulting from utilization of carryforward tax losses in the United States for which deferred tax benefits were not provided in previous years	(249)

Actual tax expense (benefit)	$848	$152	$519

(a) Consists of income (loss) as follows:
Israel	$12,403	$(2,180)	$(7,503)
Outside of Israel	(664)	(1,379)	(3,270)

	$11,739	$(3,559)	$(10,773)

Per share effect of tax benefits from “approved enterprises”:
Basic	$.14	$.05	$.00
Diluted	$.14	$.05	$.00

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 16 - TAXES ON INCOME  (CONTINUED)

(e)	Taxes on income included in the income statements: (continued)

Deferred tax assets consist of the following at December 31:

	2001	2002

Current:
Provision for doubtful accounts	$240	$613
Accrued warranty	161	30
Unearned revenue	158	134
Net operating losses carryforwards	2,106	4,832
Accrued vacation	45	108

	2,710	5,717
Valuation allowance	(2,466)	(5,717)

Current deferred tax asset, net of allowance	244	-

Long-term:
Offering costs	256	15
Other	50	110

	306	125
Valuation allowance	-	(125)

	306	-

	$550	$-

During 2002, as a result of losses accrued, the Company has increased the valuation allowance to fully offset the deferred tax assets. The valuation allowance decreased by $120 in 2000, increased by $1,554 in 2001 and increased by $3,376 in 2002.

As of December 31, 2002, the Company has net operating loss (“NOL”) carryovers for Israeli tax purposes of approximately $17,600, which is available, subject to annual limitations. Such NOL has no expiration date. In addition, foreign subsidiaries have NOL carryovers aggregating approximately $6,700, of which approximately $2,700 expires from 2004 to 2007, approximately $2,200 expires from 2021 to 2022 and approximately $1,800 has no expiration date.

NOTE 17 - TRANSACTIONS WITH RELATED PARTIES

	Year Ended December 31,

	2000	2001	2002

Rent expense to Priortech Ltd. (Note 10(b))	$77	$70	$-
Purchases from Priortech Ltd.	1,636	1,712	532
Interest expense to Priortech Ltd.	44	55	29
Participation of Priortech Ltd. in expenses of the Company	(100)	-	-
Sales to Priortech Ltd.	(698)	(521)	-

CAMTEK LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2002
(Dollars in thousands)

NOTE 17 - TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

On January 1, 1998, the Company and Priortech Ltd. entered into a Management Services Agreement under which the Company provides to Priortech Ltd. management services of Rafi Amit and Yotam Stern, Chief Executive Officer and Executive Vice President, Business and Strategy and former Chief Financial Officer of the Company, respectively. Priortech shall pay monthly to the Company a portion of compensation costs with respect to Mr. Amit’s and Mr. Stern’s employment, which portion shall be calculated on the basis of the actual amount of time spent in rendering such services in relation to the Company’s total monthly compensation costs with respect to Mr. Amit’s and Mr. Stern’s employment. Effective January 2001, the Management Services Agreement was terminated and Priortech Ltd. employs these individuals in a part time position.

On January 1, 1998, the Company entered into a loan agreement with Priortech Ltd. with respect to the repayment of loans granted to the Company, beginning in 1995. On December 31, 1998, amounts previously owed to affiliates were assumed by Priortech Ltd. and were also to be repaid pursuant to the terms of the loan agreement. The $1,685 outstanding principal amount of the loan as of December 31, 1999 was linked to the Israeli CPI since January 1, 2000 and provided for annual interest of 4%. Since June 2000 the loan was linked to the differences between the U.S. dollar and the NIS currency exchange rate and provided for annual interest of 6.5%. According to the agreement, the loan was repaid after completion of the Company’s initial public offering in 2000.