Form 20-F
period 2003-12-31
CAMTEK LTD
filed 2004-06-29
CIK 1109138

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
or
☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

27,053,419 Ordinary Shares, par value NIS 0.01

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒    No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐    Item 18    ☒

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

Item 2.    Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.    Key Information.

A.    Selected Consolidated Financial Data.

We derived the statement of operations data for the years ended December 31, 2001, 2002 and 2003 and balance sheet data as of December 31, 2003 from the audited consolidated financial statements contained in this annual report. Those statements were jointly audited by Goldstein Sabo Tevet and Eisner LLP, an independent member of Baker Tilly International, regarding the years ended December 31, 2001 and 2002, and by Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, regarding the year ended December 31, 2003, all of whom are independent auditors, and whose reports with respect to these financial statements are included elsewhere in this annual report. We derived the statement of operations data for the years ended December 31, 1999 and 2000 from audited financial statements that are not included in this annual report.

For all fiscal periods for which consolidated financial data are set forth below, our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	$21,981	$50,534	$41,180	$19,103	$26,567
Service fees	1,911	2,591	2,888	3,490	4,574
Total revenues	23,892	53,125	44,068	22,593	31,141
Cost of revenues:
Cost of products sold	10,303	21,670	18,930	10,421	13,214
Cost of services	1,856	2,486	2,721	3,220	3,460
Royalties to the Government of Israel	1,075	2,391	1,000	1,000	150
Write-off of inventory	—	—	—	1,805	—
Total cost of revenues	13,234	26,547	22,651	16,446	16,824
Gross profit	10,658	26,578	21,417	6,147	14,317
Research and development costs:
Expenses	4,307	7,037	9,017	7,194	5,855
Acquired in process research and development	—	—	3,634	—	—
Less royalty-bearing participation from the Government of Israel	1,888	2,086	—	—	—
Research and development costs, net	2,419	4,951	12,651	7,194	5,855
Selling, general and administrative expenses	6,752	9,919	13,178	10,057	10,041
Restructuring expenses	—	—	547	—	—
Operating income (loss)	1,487	11,708	(4,959)	(11,104)	(1,579)
Financial and other income (expenses), net	(862)	31	1,400	331	235

Income (loss) before income taxes	625	11,739	(3,559)	(10,773)	(1,344)
Provision for income taxes	—	848	152	519	225
Net income (loss)	$625	$10,891	$(3,711)	$(11,292)	$(1,569)
Earnings (loss) per ordinary shares outstanding:
Basic	$0.04	$0.58	$(0.17)	$(0.47)	$(0.06)
Diluted	$0.04	$0.57	$(0.17)	$(0.47)	$(0.06)
Weighted average number of ordinary shares outstanding:
Basic	15,226	18,692	22,043	24,166	27,053
Diluted	16,422	19,202	22,043	24,166	27,053
	December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$538	$9,793	$7,029	$2,898	$12,837
Working capital (deficiency)	(304)	45,492	34,852	30,197	29,364
Total assets	18,613	65,727	61,254	48,948	54,186
Total debt	8,479	931	4,871	51	2,300
Shareholders' equity	3,389	49,770	46,021	40,316	38,851

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

Risk Factors Related to Our Business and Our Markets

The main markets we target, the printed circuit board, high density interconnect substrate and semiconductor manufacturing and packaging industries, are highly cyclical and are currently expanding after experiencing a prolonged and severe downturn; it is difficult to predict the length and strength of this period of expansion or when the next downturn will occur.

The printed circuit board, high density interconnect substrate and semiconductor manufacturing and packaging industries are highly cyclical and are currently expanding after experiencing a prolonged and severe downturn, during which the overall rate of capital spending by printed circuit board and high density interconnect substrate manufacturers had been sharply cut and sales of our products had declined. As a result of this recovery, we are beginning to see an increase in capital spending in the printed circuit board and high density interconnect substrate industries, and sales of our automated optical inspection, or AOI, systems to these manufacturers have increased. However, we cannot predict the length and strength of this recovery. Should another downturn occur, we have only a limited ability to reduce expenses because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during future downturns.

We are in the process of entering a new market with our new Falcon system, which targets the semiconductor manufacturing and packaging industry. If this system and related products are not accepted, or if this market fails to grow, our results of operations will be adversely affected.

At the end of 2003, we shipped our first Falcon system, designed for the final inspection of silicon wafers to serve the semiconductor manufacturing and packaging industry, a market which we have only recently entered. To date, no revenues have been recognized on sale of Falcon systems.

Our future success in the semiconductor manufacturing and packaging industry depends on the acceptance rate of AOI technology in the applications for which we offer our equipment and upon the acceptance of our AOI systems by manufacturers. If the market for our AOI systems in the semiconductor manufacturing and packaging industry does not develop at the rate we expect, whether as a result of an economic downturn, competition, alternative technologies, changes in technology, changes in product standards, inability to gain customer acceptance or otherwise, our results will be adversely affected.

Longer sales cycles may increase our costs and delay time to market of our products, which may increase our inventory and negatively impact our results of operations.

We are expanding our product lines and customer base. Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers who are likely to order multiple systems, for new products and for new customers in new markets. The sales process in these cases generally involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products' competitive advantages; and installation of the systems at the customer's site for side-by-side competitive evaluations for a period of one to four months. The longest evaluation period is for new customers who are likely to order multiple systems. More evaluation time is devoted during the initial penetration period for new products and for new customers in new markets, since these circumstances usually require intensive engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, our finished goods inventory has increased, and our costs may increase disproportionately to our revenues as our product lines and customer base expand.

We operate an international sales organization. Recently, the majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks.

We have sold our systems in over 30 countries around the world. In 2003, our total sales increased on an absolute basis in almost all geographic markets. However, the majority of our growth in sales was due to the increase in sales to our customers in the Asia Pacific region. In 2003, our sales in the Asia Pacific region accounted for approximately 71.9% of our total revenues, including approximately 33.8% of our total revenues from sales in China and Hong Kong and 34.4% from sales in Taiwan. We also increased our presence in the region during 2003. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, political instability, trade restrictions, a downturn in economic or financial conditions, as well as any extraordinary events having an adverse effect on the economy or business environment in this region, such as the spread of the SARS epidemic or other such health issues, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles. Our results from operations may be adversely affected by changes in the economic or legal environment in China.

If the current economic recovery continues, we may encounter difficulties in purchasing key components and subsystems to meet increased customer demand.

If the current economic recovery continues, our operations may have to expand in order to meet increasing customer demand. In the current highly-competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. These suppliers and subcontractors cannot always supply such components and subsystems within the time frame demanded by our customers, and we are therefore required to predict, with less reliable indications of future demand, our future needs over a longer time horizon than in the past. If we do not order adequate components and subsystems, or if our suppliers and subcontractors are unable to timely meet our increased demand, we might not be able to adequately meet our customers' demands. Our inability to satisfy any increase in customer orders could result in the loss of sales and could cause customers to seek products from our competitors.

We may also overestimate our future needs, which could result in our carrying excess inventory of certain components and subsystems.

We may encounter difficulties in managing the expansion of our operations in connection with the rise in customer demand.

Our growth will depend in large part on our ability to manage our expanding operations and may place significant strain on our engineering, technical, administrative, operational, financial and marketing resources, as well as increased demands on our systems and controls. If we continue expanding our operations, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. During periods of economic growth, competition for qualified engineering and technical personnel is intense.

Technology in the markets in which we operate is rapidly evolving, and we may not be able to keep pace with these changes or with emerging industry standards. This could result in a loss of revenues.

The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Potential new technologies and improvements to existing production equipment and methods could improve production yields, thereby reducing the need to use our AOI systems in these industries. In addition, new technologies could emerge as alternatives to using our products.

Our future success will depend on our ability to enhance our existing products and to develop and introduce new technologies for AOI of printed circuit boards, high density interconnect substrates and silicon wafers. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to keep pace with technological changes, with products offered by our competitors or with emerging industry standards, our ability to attract new business and generate revenues may be damaged.

The markets we serve are highly competitive. There is a dominant market participant for AOI systems both for the printed circuit board industry and for the final inspection of silicon wafers in the semiconductor industry, and some of our competitors have greater resources, all of which may make it difficult for us to maintain profitability.

Competition in the markets we serve is intense. During 2001, 2002 and early 2003, competition intensified due to the low demand for the type of products that we manufacture, resulting from the general economic downturn during that time. Demand has been increasing since the latter part of 2003, but if the trend of increasingly intense competition continues, it could mean lower prices for our products and a corresponding reduction in our gross margin. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected.

Competitors currently sell systems that provide functionality similar to our products. In the printed circuit board industry, our principal competitor and the dominant market participant is Orbotech, with additional competitors including Dainippon Screen and ManiaBarco. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases. Our competitors in the high density interconnect substrate industry include Dainippon Screen, Orbotech and Utechzone. In the semiconductor manufacturing and packaging industry, our principal competitor and the dominant market participant is August Technology, with additional competitors including Robotic Vision Systems, Topcon and Toray Industries.

Some of our competitors have greater financial, personnel and other resources and offer a broader range of products and services. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products.

If one or more of our third-party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. An interruption in supply from these sources or an unexpected termination of the manufacture of key components or subsystems would disrupt production and adversely affect our ability to deliver products to our customers. An unexpected termination of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products.

We had a recent history of losses, and we cannot assure you that we will not incur additional losses in the future.

We incurred net losses of $3.7 million, $11.3 million and $1.6 million for the years ended December 31, 2001, 2002 and 2003, respectively. We had net income of $0.2 million in the third quarter of 2003 and $0.6 million in the fourth quarter of 2003. Although we have achieved profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We differentiate our products and technologies from those of our competitors by using our proprietary software, our image processing algorithms and the integration of our advanced hardware components. We rely on a combination of copyrights, trade secrets, patents, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property, including hardware and software components of our products. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia

Pacific region, that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

Our products may infringe on the intellectual property rights of others, which could result in claims against us.

Third parties may assert claims that we have violated their patents or that we have infringed upon their intellectual property rights. Intellectual property claims have been asserted against us in the past and may be asserted against us in the future. Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could cost us a significant amount of money to defend and could divert management's attention from our business.

On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that our Dragon and Falcon systems infringe upon a patent held by Orbotech, and requesting an injunction against the manufacture and sale by us of our Dragon and Falcon systems, as well as pecuniary damages. We believe that we have good defenses against Orbotech's current claims, which we will be vigorously asserting; however, we cannot assure you that we will be successful in our defense against Orbotech's claims. If these claims are successful, they could have a negative impact on our business by impairing our ability to sell the Dragon and Falcon systems, and they could result in pecuniary damages against us. Pecuniary damages awarded at the discretion of the court, if any, would be based either on the amount of any losses Orbotech incurred in sales of products due to our sales of infringing products or on the amount of profits earned by us from sales of infringing products. In the event we do not prevail against these claims, we may also be liable for any court costs and attorney's fees incurred by Orbotech in connection with this litigation.

Orbotech has made patent infringement allegations against us in the past. On July 21, 1998, we received a letter from Orbotech alleging, among other things, infringement of an Israeli patent and unjust enrichment due to misappropriation of confidential information by us with repect to certain technologies used in the manufacture and design of certain of our products. To date, Orbotech has not pursued the allegations made in that letter.

Fluctuations in currency exchange rates may result in the prices of our products becoming less competitive or in additional expenses.

Currency exchange rate fluctuations may affect the prices of our products. Our prices in most countries outside of Europe and Japan are denominated in dollars. In those countries, if there is a significant devaluation in the local currency compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In addition, much of our service income is denominated in local currencies. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree to foreign exchange fluctuations.

We generate most of our revenues in dollars but incur a significant portion of our salary and operating expenses in NIS, and some of these expenses are linked to Israel's Consumer Price Index. In addition, we have an outstanding loan denominated in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which would increase our costs expressed in dollars.

We incur a significant portion of our expenses in China in the yuan, and these expenses may rise with our increasing activities there. The yuan is currently linked to the dollar. While the value of the yuan has generally been stable in recent years and has been controlled by China's central government, it may fluctuate according to substantial changes in the political and economic conditions in China. The Chinese government is under continued international pressure to permit the yuan to enter a full or limited free float. The appreciation of the yuan against the dollar may adversely affect our results of operations in dollar terms.

Our dependence on a single manufacturing facility magnifies the risk of an interruption in our production capabilities.

We have only one manufacturing facility, which is located in Migdal Ha'Emek, Israel. Any event affecting this site, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

We may experience fluctuations in our future operating results, making it difficult to predict future results.

Our revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. This complicates our planning processes and reduces the predictability of our earnings. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as indications of our future performance.

Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

  •
  the size, timing and shipment of substantial orders;

  •
  customer budget cycles and installation schedules;

  •
  product introductions;

  •
  the pricing of our products;

  •
  the timing of new product upgrades or enhancements;

  •
  the timing of installation or, in some cases, of acceptance of our products by our customers; and

  •
  interest and exchange rates.

We depend on a limited number of key personnel who would be difficult to replace.

Our continued growth and success largely depends on the managerial and technical skills of the members of our senior management and key employees. If we continue expanding our operations, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. In particular, we may find it difficult to hire key personnel with the requisite knowledge of our business, products and technologies. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. During periods of economic growth, competition for qualified engineering and technical personnel is intense.

If our Chairman and Chief Executive Officer, Mr. Rafi Amit, other members of our senior management or any of our key employees are unable or unwilling to to be employed by us, our business would suffer. We do not have a key man life insurance policy for Mr. Amit.

Our relationship with Priortech may give rise to conflicts of interest.

From time to time, we purchase products of, or sell products to, other companies owned or controlled by Priortech, our principal shareholder, and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Although Israeli law imposes procedural requirements, including obtaining special shareholder approvals for interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these transactions and activities. In addition, pursuant to their employment agreements with us, Mr. Rafi Amit, our Chairman and Chief Executive Officer, and Mr. Yotam Stern, our Executive Vice President, Business & Strategy, may each spend up to 20% and 25% of their time, respectively, working for Priortech and other entities in the Priortech group.

We may be classified as a passive foreign investment company, and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our passive income would not include income derived from the sale of our products but would include amounts derived by reason of the temporary investment of any cash amounts. This characterization could result in adverse U.S. tax consequences to our shareholders, including gain realized on the sale of our ordinary shares being treated as ordinary income rather than capital gain income and could result in punitive interest charges being applied to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Based on an analysis of our assets and income, we believe that in 2003 we were not a PFIC. We currently expect that we will not be a PFIC in 2004. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of its gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2004 or in a future year. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see "U.S. Federal Income Tax Considerations-Tax Consequences if we are a Passive Foreign Investment Company."

Our share price has been volatile in the past and may continue to fluctuate in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2003 through May 31, 2004, the price of our ordinary shares ranged from $0.28 to $7.87. Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

  •
  quarterly variations in our operating results;

  •
  market conditions relating to our customers' industries;

  •
  operating results that vary from the expectations of securities analysts and investors;

  •
  changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

  •
  large block transactions in our ordinary shares;

  •
  announcements of technological innovations or new products by us or our competitors;

  •
  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  changes in the status of our intellectual property rights;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  additions or departures of our key personnel;

  •
  future sales of our ordinary shares; and

  •
  general stock market price and volume fluctuations.

Stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general economic conditions, such as a recession, interest rate or currency rate fluctuations or political events or hostilities in Israel or the surrounding region could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. In the future, we could be the target of similar litigation. Securities litigation could be protracted, result in substantial costs and divert management's attention and resources.

Our principal shareholder, Priortech, holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests.

Priortech beneficially holds 77.8% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

Our principal offices and sole research and development and manufacturing facilities are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

  •
  any major hostilities involving Israel;

  •
  a full or partial mobilization of the reserve forces of the Israeli army;

  •
  the interruption or curtailment of trade between Israel and its present trading partners; and

  •
  a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our operations could be disrupted as a result of the obligation of our key personnel in Israel to perform military service.

Many of our officers and employees in Israel, including certain key employees, are obligated to perform annual reserve duty in the Israeli army and are subject to being called up for reserve duty at any time. The absence of one or more of our officers and key employees for significant periods of time due to military service could be disruptive to our operations.

The Israeli government programs and tax benefits in which we have participated in the past and in which we currently participate or from which we receive benefits require us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which could increase our costs.

We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the Approved Enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund those tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. In recent years, the Israeli government has reduced the benefits available under certain of its programs in which we do not participate, and Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of those programs in which we do participate. The termination or reduction of these programs and tax benefits could increase our tax rates, thereby reducing our net profits or increasing our net losses.

The government grants we received in the past for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel.

From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade, or OCS, for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of December 31, 2003, we had outstanding amounts due for the repayment of these grants totaling approximately $1.1 million. The terms of these grants prohibit us from selling or transferring rights in the technology developed with the grants to parties outside of Israel and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay significantly higher royalties than the terms of the grants would otherwise require. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this annual report or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons, including one based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult for you to assert U.S. federal securities laws claims or to enforce civil liabilities under U.S. federal securities laws in actions originally instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and our executive officers, please see the section entitled "Enforcement of Civil Liabilities."

Some provisions of Israeli law could inhibit the acquisition of us by others.

Some provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and by a majority of the shares present and voting on the proposed merger at a shareholders' meeting called upon at least 21 days' notice. A merger may not be completed until at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies. The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by way of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. For more information on the provisions of Israeli law in these contexts, please see "Description of Ordinary Shares" and "Israeli Taxation."

Item 4.    Information on the Company.

A.    History and Development of the Company

We were incorporated in 1987. In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board, or PCB, manufacturing industry. In 1994, we introduced our first automated optical inspection, or AOI, system for the inspection of PCBs. In late 1998, we introduced our Orion system, which gained wide acceptance in the high-end PCB market and represented a breakthrough for us. Applying our core technologies, we developed our Pegasus system, which was introduced in the third quarter of 2002, for the inspection of high density interconnect substrates, or HDI-S. In September 2001, we acquired a developer and producer of AOI systems for the semiconductor manufacturing and packaging industry. This acquisition allowed us to enter the semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the semiconductor manufacturing and packaging industry in the fourth quarter of 2003.

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million. In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 were sold to Priortech Ltd.), in which we received net proceeds of $6.1 million.

We have been a public company since July 2000. Our headquarters are located in Israel, and we have operations in the Asia Pacific region, Japan, the United States and Europe.

Our principal executive offices are located at our new facilities in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Haemek 23150, Israel, and our telephone number is 011-972-4-604-8111. Our agent for service of process in the United States is Camtek USA, Inc., located at 301 RT. 66, Building B, 2nd Fl. Neptune, NJ 07753, telephone number (732) 695-1333. Our website is located at www.camtek.co.il. The information on our website is not incorporated by reference into this annual report.

B.    Business Overview.

For discussion of capital expenditures and divestitures, see "Item 5- Operating and Financial Review and Prospects- Liquidity and Capital Resources."

Our Business

We design, develop, manufacture and market automated optical inspection, or AOI, systems and related products. AOI systems are computerized systems which optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in three industries: the printed circuit board, or PCB, industry; the high density interconnect, or HDI-S, industry; and the semiconductor manufacturing and packaging industry. Our systems provide our customers with a high level of defect detection, are highly reliable and offer high throughput. We have sold more than 1,000 of our AOI systems in over 30 countries around the world, predominantly to the PCB industry, of which we believe over 850 systems are still in use. Our customer base includes a majority of the largest 100 PCB manufacturers worldwide. Our global, direct customer support network provides responsive, localized support for our installed base.

The recent recovery of the global electronics industry is driving manufacturers in the industries we serve to increase their investments in capital equipment. This increase has led to an increase in demand for our systems, both for expansion and for the replacement of existing systems. As a result, although we experienced operating and net losses during the last three years, we have enjoyed increasing revenues in each of our five most recent quarters.

Our products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

Our Markets

We target three industries: the PCB industry; the HDI-S industry; and the semiconductor manufacturing and packaging industry. There are two general factors that we expect will drive an increased demand for our AOI systems in the three markets we serve. First, as electronic products become more complex, AOI equipment becomes more critical to the manufacturing process in these industries. Second, the recent recovery of the global electronics industry is driving manufacturers in these three industries to increase their investments in capital equipment. This increase in capital equipment investment has led to an increase in demand for AOI equipment both for expansion and for the replacement of existing equipment.

The Printed Circuit Board Market

A PCB is generally used as the basic platform to interconnect and mount a broad range of electronic components. PCBs consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulated base. These conductive lines provide electrical interconnections for electronic components and are essential to the functioning of electronic products. Imperfections in the various stages of the PCB manufacturing process may result in defects or flaws, like open conductive lines, electrical short circuits, nicks and inappropriate line widths.

The trend toward compact, high-performance and highly reliable electronic products, such as mobile phones, notebook computers, digital cameras and personal digital assistants, drives the demand for increased complexity and miniaturization of PCBs. In response to this demand, PCB manufacturers are increasingly producing multi-layer PCBs with narrower and denser lines, as well as boards with higher layer counts. Multi-layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi-layer boards are continuing to evolve with new technologies. Currently, high-end PCBs (excluding substrates) use conductive lines and spaces 2 to 5 mil wide. One mil is the equivalent of one-thousandth of an inch. The scan time required to inspect a given PCB surface increases substantially in relation to the reduction in line width.

The manufacturing process for multi-layer boards is comprised of three stages: the manufacture of production tools, including artwork and masks; the production of inner layers and their lamination into a single board; and the production of external layers. AOI in the PCB industry is mainly focused on inspection of the production of the PCB's inner layers. Today, the number of inner layers in multi-layer PCBs typically ranges from four to 30, with the majority in the six to 12 layer range. Inspection by AOI systems during the manufacturing process for the detection of defects in the inner layers prior to the lamination process is crucial, so that any defective individual layers may be repaired or replaced while still accessible. Once the multi-layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board.

The High Density Interconnect Substrate Market

A consistent trend in the semiconductor manufacturing industry is to increase the number of transistors on each integrated circuit, or IC, also commonly known as a chip, thus requiring more input/output connection pads. This trend has created the need for an advanced intermediate carrier between the IC and the PCB. In response to this challenge, the PCB industry has developed HDI-S, in which the substrate's conductive lines and spaces are 0.6 to 2 mil wide. Although HDI-S are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

The HDI-S is connected to the PCB via an array of conductive solder balls, known as a ball grid array, or BGA. The IC is connected to the upper side of the HDI-S, either by wire bonding by means of small metal wires, or by "flipping" the IC and directly connecting its face to the HDI-S through an array of conductive bumps plated or stenciled on the upper side of the HDI-S and on the face of the IC, in what is known as flip chip BGA, or FCBGA, assembly.

The complexity of HDI-S requires high density inspection capabilities and creates challenges in achieving high production yields. Therefore, using AOI throughout the production line becomes even more essential than in the traditional PCB industry. AOI of the HDI-S is required during the manufacturing process as an in-process inspection. AOI is also required at the end of the production process to ensure that the HDI-S meets the requirements for the assembly of the semiconductor package.

FCBGA packaging technology is primarily used in high-performance, high-speed ICs, such as microprocessors, graphics processors and wireless ICs, as it allows a higher number of input-output contact pads and also improves the performance of the IC. In FCBGA packaging, the HDI-S must be inspected by AOI with 3-D measurement capabilities because any deformation of the substrate or deviation in the size, shape or placement of the bumps on the HDI-S may cause damage to either the substrate or to the IC during the packaging process or result in an unreliable contact with the mating pad on the IC, in either case leading to device failure.

The Semiconductor Manufacturing and Packaging Market

The semiconductor manufacturing industry produces silicon wafers, each of which consists of numerous ICs. At the end of the wafer manufacturing process, our AOI systems inspect the wafer for various defects. At this stage, AOI systems verify that no damage has been caused by the electronic probes used for functional testing of the finished wafer and generate data to improve the probe testing process. AOI is important to correct any wafer manufacturing process problems, as well as for quality assurance purposes, mainly to ensure that the conductive pads on the IC meet the requirements for wire-bonding to either a substrate or lead frame. A lead frame is the traditional manner of packaging the IC, where the IC is wire bonded to a thin sheet of copper or copper alloy stamped to form an array of leads. The protruding leads connect the finished device to the PCB.

In the semiconductor packaging process, the finished wafers are diced, or separated, into individual ICs, which are then mounted onto substrates, interconnected and encapsulated to produce semiconductor packages. AOI equipment, together with electrical probe testing, determines which ICs and substrates are non-defective. AOI equipment is also used to inspect for any defects that may have been caused to the ICs during the dicing of the wafer.

In FCBGA packaging technology, the face of the IC is attached to the top of a substrate via an array of bumps, rather than being wire bonded. Similar to HDI-S inspection, wafers designed for FCBGA assembly interconnect go through a process in which bumps are plated or stenciled on pads on the face of the IC. AOI with 3-D measurement capabilities is used to detect any missing, misplaced or deformed bumps and to determine their conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the IC or the substrate during the packaging process, leading to device failure.

Products

Our AOI systems consist of:

  •
  a precise, movable table;

  •
  an optical assembly unit, either movable or fixed, which captures the image of the inspected product; and

  •
  an electronic hardware unit, which operates the entire system and includes embedded components that process the captured image in real time by using our proprietary algorithms.

The inspected product is placed on the movable table and is scanned under the optical assembly unit. The optical assembly unit then captures the image of the product, while the electronic hardware unit processes the algorithms and detects any defects. The image of the defect is immediately available for verification by the system operator.

AOI Systems and Related Products for the PCB Industry

The following table describes our current product line for the PCB industry:

Product	Introduction Date*	Target Market	Line/Space Density Inspected	Main Features
Dragon-S AOI System	Q3 2003	High volume PCB manufacturers	2 to 5 mil	• •	High throughput Ready for automatic material handling
Dragon-HD AOI System	Q1 2004	High volume PCB manufacturers	1.25 to 4 mil	• • •	High throughput Ready for automatic material handling High resolution capabilities
Orion 800 AOI System	Q1 2003	Low volume PCB manufacturers	2 to 5 mil	• •	Low throughput Interactive inspection mode
Orion 806 AOI System	Q1 2003	Mid-volume PCB manufacturers	2 to 5 mil	• •	Mid-throughput Interactive inspection mode
Orion 808 AOI System	Q3 2003	Mid-volume PCB manufacturers	1.5 to 4 mil	• • •	Mid-throughput Interactive inspection mode High resolution capability
Orion AR AOI System	Q1 2000	Low to high volume PCB manufacturers	2 to 5 mil	• • •	Artwork inspection Interactive inspection mode Glass table bottom illumination
Lynx AOI System	Q1 2003	Back plane production	2 to 5 mil	• • •	Large table 36x70 inch maximum panel size High throughput
Sirius Verification System	Q2 2001	Low to high volume PCB manufacturers	1.25 to 5 mil	• •	Offline verification Small footprint
Camtek Reference Processor Turbo Workstation	Q2 2001	All Camtek AOI users	—	•	Offline workstation for producing AOI files
Camtek Process Control Software	Q3 2003	All Camtek AOI users	—	•	Statistical process control software package

*
Introduction date refers to the calendar quarter in which first shipment was made to a customer.

The following table identifies third-party products that are sold by us to the PCB industry, together with our AOI systems, providing added value to our customers in this market:

Product	Target Market	Main Features
Plotter FT-300 Series (produced by Fuji)	Low to high volume PCB manufacturers	• •	High-speed 1.25 to 5 mil line and space technology
Laser Direct Imaging System (produced by Pentax)	Prototype and high-layer count PCB manufacturers	• • •	Mid to high volume throughput High accuracy

AOI Systems and Related Products for the HDI-S Industry

The following table describes our current product line for the HDI-S industry:

Product	Introduction Date*	Target Market	Line/Space Density Inspected	Main Features
Orion Fine Line AOI System	Q1 2003	Mid to high volume advanced substrate manufacturers	0.6 to 2 mil	•	Very high resolution capability
Orion AR-F AOI System	Q2 2003	Low to high volume advanced substrate manufacturers	0.6 to 2 mil	• • •	Artwork and mask inspection Very high resolution capability Glass table bottom illumination
CVR 800 Verification System	Q1 2004	Mid to high volume advanced substrate manufacturers	0.6 to 2 mil	• •	Offline physical verification High resolution
Pegasus FI-S AOI System	Q3 2002	High volume wire bond BGA substrate manufacturers	—	• •	High throughput High resolution
Pegasus Verification System	Q3 2002	High volume wire bond BGA substrate manufacturers	—	•	Offline physical verification

*
Introduction date refers to the calendar quarter in which first shipment was made to a customer.

AOI Systems for the Semiconductor Manufacturing and Packaging Industry

The following table describes our current product line for the semiconductor manufacturing and packaging industry:

Product	Introduction Date*	Target Market	Main Features
Falcon AOI System	Q4 2003	Semiconductor manufacturing and packaging industry	• • •	High throughput Surface defect inspection 3-D measurement and inspection
KIS AOI System	N/A (product of acquired company)	Semiconductor packaging industry and wafer dicing subcontractors	•	Top and bottom wafer dicing inspection

*
Introduction date refers to the calendar quarter in which first shipment was made to a customer.

Customers

Our customer base includes a majority of the largest 100 PCB manufacturers worldwide. Our customers, many of whom have multiple facilities, are located in over 30 countries throughout Asia, Europe and North America. No individual customer accounted for more than 10% of our total revenues during 2001, 2002 or 2003. In the HDI-S industry, our customers are typically dedicated HDI-S manufacturers, but also include large PCB manufacturers who have separate HDI-S manufacturing facilities. Our HDI-S customers are predominantly located in Taiwan, Japan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductors.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2001	2002	2003
	(in thousands)
China and Hong Kong	$13,463	$9,722	$10,520
Taiwan	5,763	5,956	10,717
Japan	2,845	1,332	2,563
Other Asia	3,143	1,170	1,139
United States	8,235	2,020	2,465
Western Europe	7,796	2,162	2,737
Rest of the World	2,823	231	1,000

Total	$44,068	$22,593	$31,141

Sales, Marketing and Customer Support

We have established a global distribution and support network throughout the territories in which we sell our products, including the Asia Pacific region, Japan, North America and Europe. We believe that this is an essential factor in our customers' decision to purchase our products. We primarily utilize our own employees to provide these customer support services. We may expand our network into additional territories as market conditions warrant.

In every territory around the world in which we sell our products, with the exception of Japan, we principally sell through our direct sales force. In Japan, we mostly sell through third-party distributors, with support from our Japanese subsidiary.

As of December 31, 2003, 108 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the shift in our sales from North America and Europe to the Asia Pacific region, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in the Asia Pacific region.

Our marketing efforts include participation in various trade shows and conventions, publications and trade press, product demonstrations performed at our facilities and regular contact with customers by sales personnel. We generally provide a 12-month warranty to our customers. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period, which is typically one year. Under our service and maintenance contracts, we provide prompt on-site customer support.

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to six weeks. We utilize subcontractors in Israel for the production of subsystems.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months of inventory of critical components used in the manufacture and assembly of our products. To date, we have been able to obtain sufficient units of these components to meet our needs.

Competition

The markets in which we operate are highly competitive. In the PCB industry, our principal competitor is Orbotech, with additional competitors including Dainippon Screen and ManiaBarco. Our competitors in the HDI-S industry include Dainippon Screen, Orbotech and Utechzone. In the semiconductor manufacturing and packaging industry, our primary competitor is August Technology, with additional competitors including Robotic Vision Systems, Topcon and Toray Industries.

We believe that the principal elements of competition in the AOI market are:

  •
  product capabilities (defect detection, throughput, uptime, performance);

  •
  product versatility and flexibility;

  •
  product ease of use;

  •
  timely delivery of product;

  •
  local customer service and technical support; and

  •
  product price.

We believe that we compete effectively on all of these factors.

Capital Expenditures

The following table shows our principal capital expenditures in fixed assets for the last three years:

	December 31,
	2001	2002	2003
	(in thousands)
Building	$6,091	$(13)	$—
Machinery and equipment	672	111	66
Office furniture and equipment	336	142	154
Automobiles	335	—	—
Total	$7,434	$240	$220

We currently do not have any material capital expenditures in progress.

Legal Proceedings

On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that our Dragon and Falcon systems infringe upon a patent held by Orbotech, and requesting an injunction against the manufacture and sale by us of our Dragon and Falcon systems, as well as pecuniary damages. Pecuniary damages awarded at the discretion of the court, if any, would be based either on the amount of any losses Orbotech incurred in sales of products due to our sales of infringing products or on the amount of profits earned by us from sales of infringing products. In the event that we do not prevail in this lawsuit, we may also be liable for any court costs and attorney's fees incurred by Orbotech in connection with this litigation. Based on our initial review of the claims, we believe that our Dragon and Falcon systems do not infringe upon Orbotech's patent; in any event, we believe that the features which are alleged in the claims to infringe upon the patent are not an integral part of those systems, but are rather sold as optional components to those systems. We believe that we have good defenses against Orbotech's claims, which we will be vigorously asserting.

We are not a party to any other material legal proceedings.

C.    Organizational Structure

Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of HDI-S. Based on sales, PCB Technologies, a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 77.8% of our outstanding ordinary shares. We did not sell any AOI systems to Priortech in 2002 and 2003, but sold a photo plotter to a subsidiary of Priortech for $190,000 in 2003. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

D.    Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha'Emek in northern Israel. In September 1998, we entered into a lease for these facilities to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor. The lease payments are based upon, and the option price is equal to, the cost of the construction of the building, plus financing costs and an additional $595,000. We provided the lessor with a loan to finance the construction of the building and paid the additional $595,000; therefore, no additional payment will be required in order to exercise the option. The lease is for a term of 23 years and 8 months and commenced upon completion of construction and commencement of our occupancy in January 2002. If we exercise the option, the option price will be reduced by any payments made under the lease. The option expires on the fifth anniversary of the lease. These facilities occupy 74,000 square feet, of which 28,000 square feet are devoted to the manufacture of our products. We believe that our production capacity is sufficient for our current and expected levels of sales.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy, in the aggregate, approximately 28,000 square feet.

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

Overview

We design, develop, manufacture and market automatic optical inspection, or AOI, systems and related products. Our AOI systems are used to enhance both production processes and yields for manufacturers in the printed circuit board, or PCB, industry, the high density interconnect substrate, or HDI-S, industry and the semiconductor manufacturing and packaging industry.

We sell our AOI systems internationally. The majority of sales of our AOI systems in 2003 was to PCB manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. In 2003, our sales to customers in the Asia Pacific region accounted for approximately 71.9% of our total revenues, including approximately 33.8% of our total revenues from sales in China and Hong Kong and 34.4% from sales in Taiwan. We expect that this trend of increased production of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future.

In addition to revenues derived from the sale of AOI systems and related products, we generate revenues from providing maintenance and support services for our products. We expect our service revenues to increase as our installed base increases. We generally provide a one year warranty with our systems. Accordingly, service revenues are not earned during the warranty period. Our service revenues, and gross profit derived from these revenues, increased significantly in 2003 as the warranties expired on systems sold prior to the industry downturn, and out-of-warranty services provided in the Asia Pacific region increased. We do not expect service revenues to grow at the same rate in 2004 due to the lower rate of sales of systems during the industry downturn.

Our customers are increasingly requiring that we deliver our products with short lead times. In order to meet our customers' needs in the timeframe they require, we need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. This need to pre-stock our component and subsystem inventory is compounded by the fact that, in times of increasing demand in our industry, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. In order to compensate for these unexpected delays, we have had to predict our needs further into the future, which increases the risk that our predictions may not correspond to our actual future needs. The uncertainties involved in these longer term estimates during times of business expansion tend to increase the level of component and subsystem inventories.

Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers who are likely to order multiple systems, for new products and for new customers in new markets. The sales process generally involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products' competitive advantages; and installation of the systems at a customer's site for side-by-side competitive evaluations for a period of one to four months. During the initial penetration period for new products and for new customers in new markets, the evaluation period is typically extended, since there are usually more intensive engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, our finished goods inventory has increased. A significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems. We expect that this inventory will continue to increase as our business, product lines and customer base expand.

We have recently begun to sell value-added third-party products, such as photo plotters, that are complementary to our AOI systems targeting the PCB market. The revenues we derive from these third-party products sales are likely to result in lower gross margins than sales of our own products. To date, third-party sales have not been significant.

During the industry downturn in 2001, 2002 and early 2003, we implemented several cost cutting and adjustment programs and measures. These measures included reductions in salaries, bonuses and professional service fees, selective layoffs on a worldwide basis and restructuring of production, research and development and sales and marketing resources. Our cost reduction programs and measures resulted in a reduction in the level of our expenses during 2002 and 2003. If our business continues to expand, we expect to increase salaries and restore bonus arrangements, which will affect our operating margins.

Critical Accounting Policies

The Securities and Exchange Commission defines critical accounting policies as those that are, in management's view, most important to the portrayal of a company's financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue Recognition of Product Sales.    We recognize revenues from the sales of our products when the products are installed at the customer's premises and are operating in accordance with the products' specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received and the price is fixed or determinable and collectability is reasonably assured.

Our products are only installed by our qualified technicians. Thus, before we recognize the revenue from the sale of a product and consider the sales cycle completed, our technicians must install our product at the customer's premises, activate the product according to its specifications and then certify completion of such installation and activation.

Our revenue recognition policy requires that we make a judgment as to whether collectability is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer's payment history and its financial strength, as demonstrated by its financial reports or through a third-party credit check. In some cases, we secure payments by a letter of credit or other instrument.

Valuation of Accounts Receivable.    We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs. The following table is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31, 2001, 2002 and 2003:

	As of December 31,
	2001	2002	2003
	(in thousands)
Balance at beginning of period	$(655)	$(1,135)	$(2,387)
Provisions	(716)	(1,568)	(628)
Deductions	236	316	925
Balance at end of period	$(1,135)	$(2,387)	$(2,090)

In establishing these allowances for doubtful accounts, we took into account the industry downturn and global economic recession in 2001 and 2002.

Valuation of Inventory.    We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item's past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future. For example, in the third quarter of 2002, we took a one-time inventory write-off charge of $1.8 million to account for obsolete inventory. Most of this write-off was a result of major engineering enhancements to components of our Orion product line that improved its performance while significantly reducing the costs of goods sold. We wrote off the inventory items that would not be used in future sales due to these enhancements.

Use of Estimates.    In accordance with US GAAP, our management is required to make estimates and assumptions that offset the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to: recognition of revenue; allowances for doubtful accounts; inventory valuation; useful lives of depreciable and intangible assets; warranty provisions; and various tax matters, including tax assessments. In connection with certain tax assessments we received from the Israeli Tax Authorities in a total amount of approximately $6.7 million with respect to the 1999, 2000 and 2001 tax years, we reserved $225,000 at December 31, 2003, reflecting our estimate of the probable costs of settlement. Actual results may differ from these estimates. For example, due to our March 31, 2004 settlement with the Israeli Tax Authorities regarding the tax assessments, we made a provision for income taxes of approximately $460,000 in the first quarter of 2004, in addition to the $225,000 previously reserved. For more information on the settlement of the tax assessment, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights, or variable interest entities, and how to determine when and which business enterprise, or primary beneficiary, should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities," or FIN 46-R, to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) special-purpose entities, or SPEs, created prior to February 1, 2003 (a company must apply either the provisions of FIN 46 or adopt early the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003); (ii) non-SPEs created prior to February 1, 2003 (a company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004); and (iii) all entities, regardless of whether an SPE, that were created subsequent to January 31, 2003 (the provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003). The adoption of FIN 46-R is not expected to have a material impact on our consolidated financial position, consolidated results of operations or liquidity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our financial statements.

In September 2002, the Emerging Issues Task Force, or EITF, issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 was effective for revenue arrangements beginning in the third fiscal quarter of 2003. The scope of EITF 00-21 deals with how a company should recognize revenue when it sells multiple products or services to a customer as part of an overall solution. For example, a company may sell its customer hardware, installation services, training and support as part of an overall solution. EITF 00-21 provides a framework for determining whether various elements in these types of arrangements involving multiple deliverables should be recognized as each element is delivered or whether amounts should be combined with other undelivered elements and recognized as a single unit. In general, EITF 00-21 provides the following broad criteria for recognizing revenue in multiple element arrangements: (i) revenue should be recognized separately for separate units of accounting; (ii) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is complete; and (iii) consideration should be allocated among separate units of measure of accounting in an arrangement based on their relative fair values. The adoption of EITF 00-21 did not have a material effect on our financial position and results of operations.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.    Revenues increased 37.8% to $31.1 million in the year ended December 31, 2003 from $22.6 million in the year ended December 31, 2002, primarily as a result of the upturn in the second half of 2003 in the global electronics industry, which resulted in our customers' increasing capital equipment spending. Sales of products increased 39.1% to $26.6 million in the year ended December 31, 2003 from $19.1 million in the year ended December 31, 2002. Our mix of products sold and their configuration varieties make it very difficult to estimate average selling prices and pricing trends. However, we estimate that the average selling prices of our AOI systems increased by approximately 6% during 2003 compared to 2002. The introduction of new products and the increased quantity of AOI systems sold during 2003 were the main factors contributing to our revenue increase.

In 2003, our total sales increased on an absolute basis in almost all geographic markets; in addition, the relative significance of certain geographic markets as a percentage of our total sales has continued to shift from Europe and the United States to the Asia Pacific region. Sales also increased due to the launch of our Dragon system, continuing penetration of our Pegasus system and the introduction of our Orion Fine Line system. Sales in the semiconductor manufacturing and packaging market were insignificant. We expect to begin to recognize revenues from the sale of our Falcon product line targeting this market in the end of the second quarter of 2004 or in the third quarter of 2004.

Service fees increased 31.1% to $4.6 million in the year ended December 31, 2003 from $3.5 million for the year ended December 31, 2002. This increase reflected the expiration of warranties on systems installed mostly in 2001. We expect service fees to increase at a lower rate in 2004, as sales of systems fell sharply in 2002.

Gross Profit.    Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead, provisions for warranties and royalty payments to the Government of Israel. These expenditures are only partially affected by sales volume. In 2003, we experienced an increase in gross profit and gross margins, primarily due to increased sales, lower costs of goods sold due to the resulting economies of scale and our continued efforts at cost cutting in all areas. Our revenues increased in 2003 by $8.5 million, while our cost of revenues remained at almost the same aggregate level as in 2002, some non-recurring charges and fixed expenses were reduced and our variable costs were increased. The main fixed costs and non-recurring factors that were decreased in 2003 compared to 2002 were a decrease in royalties to the Government of Israel by $850,000, an inventory write-off in 2002 of $1.8 million, which did not recur in 2003, and a decrease in factory overhead expenses of $384,000. Our gross profit on product sales increased by $7.3 million to $13.2 million in 2003, compared to $5.9 million in 2002. Our gross profit on service revenue increased by $844,000 to $1.1 million in 2003, compared to $270,000 in 2002. Our total gross profit increased by $8.2 million to $14.3 million in 2003 from $6.1 million in 2002, representing an increase of 132.9%. Our gross margin improved to 46.0% in 2003, compared to a gross margin of 27.2% in 2002.

Research and Development Costs.    Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2003 were $5.9 million, compared to $7.2 million in 2002. In 2003, we reduced our total research and development costs through an internal consolidation of our research and development personnel and a shift of research efforts from subcontractors to internal employees. Thus, we managed to decrease our expenses related to subcontractors and materials consumption by $1.1 million in 2003. We expect that the absolute amount of research and development expenses will increase in 2004, due in part to an increase in headcount and an expected increase in salaries and bonuses that had been reduced in the past two years.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, doubtful debt, professional services and rent costs. Our selling, general and administrative expenses were $10.0 million in 2003 and $10.1 million in 2002. Selling, general and administrative expenses as a percentage of revenues decreased in 2003 to 32.2% from 44.5% in 2002 due to economies of scale. We restructured our selling, general and administrative organization by shifting a significant portion of our sales efforts from the United States to the Asia Pacific region, where employee costs are lower, by focusing more on direct sales and less on sales that require payments of commissions to external sales representatives, by implementing general cost cutting measures in professional services and by reducing the number of our executive management positions.

Financial and Other (Expenses) Income, Net.    We had net financial income of $235,000 in 2003, as compared to net financial income of $331,000 in 2002. These changes related primarily to decreasing interest rates and deposit balances. Changes in currency rates resulted in income of $396,000 in 2003 and $112,000 in 2002. In 2003, this income was offset by interest expenses in 2003 of $169,000, while in 2002, we had interest income of $189,000.

Provision for Income Taxes.    We had a provision for income tax of $225,000 in 2003 in connection with certain tax assessments we received from the Israeli Income Tax Authorities, compared to a provision of $519,000 in 2002. The 2003 provision reflected our estimate of the probable cost of settlement of these tax assessments. The assessment from the Israeli Income Tax Authorities has now been settled, and an additional provision of $460,000 regarding the settlement was made in the first quarter of 2004. The principal reason for the provision in 2002 was a write-off of $539,000 of deferred tax assets, due to the unlikelihood of recovery in light of our continuing losses at the time.

Net Loss.    Our net loss decreased to $1.6 million in 2003 from $11.3 million in 2002. This decrease in net loss was primarily due to an increase in our revenues, coupled with a smaller increase in expenses.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues.    Revenues decreased 48.7% to $22.6 million in the year ended December 31, 2002 from $44.1 million in the year ended December 31, 2001, primarily as a result of the downturn in the global electronics industry, which resulted in our customers having excess capacity of capital equipment. During 2002, we experienced two negative factors resulting from such downturn: we estimate that our average selling price decreased by approximately 4.5% during 2002 and the number of our AOI systems sold decreased. Revenues from sales of products decreased 53.6% to $19.1 million in the year ended December 31, 2002 from $41.2 million in the year ended December 31, 2001.

In 2002, our total sales declined on an absolute basis in almost all geographic markets; however, the relative significance of the geographic markets as a percentage of our total sales has continued to shift from Europe and the United States to the Asia Pacific region, principally to China and Taiwan.

Service fees increased 20.8% to $3.5 million in the year ended December 31, 2002 from $2.9 million in the year ended December 31, 2001, reflecting an increase in the installed base of our systems in 2000 and early 2001.

Gross Profit.    In 2002, we experienced a decrease in gross profit and gross margin primarily due to a decrease in our revenues of $21.5 million. On the other hand, we decreased our variable costs, such as materials consumption, and fixed costs, such as salaries and factory overhead, but they decreased at a lesser rate compared with our revenue decrease. Our gross profit on product sales was $5.9 million in 2002, compared with $21.2 million in 2001, and our gross profit from services improved slightly to $270,000 in 2002, compared to $167,000 in 2001. Total gross profit decreased 71.3% to $6.1 million in 2002 from $21.4 million in 2001. Gross margin decreased to 27.2% in 2002, including a one-time inventory write-off of $1.8 million due mainly to engineering enhancements, compared to 48.6% in 2001.

Research and Development Costs.    Total research and development expenses for 2002 were $7.2 million, compared to $12.7 million in 2001. In 2002, we reduced our research and development costs, due to an expense cutting program, which consisted of a decrease in use of subcontractors and materials consumption of $1.7 million. Our research and development expenses for 2001 included a one-time charge of $3.6 million related to in-process research and development, which was written off in connection with the acquisition of Inspectech Ltd. In 2002, our research and development expenses were reduced by 43.3%, including the one-time charge related to the acquisition of Inspectech Ltd.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses decreased by 23.7% to $10.1 million in 2002 from $13.2 million in 2001. Selling, general and administrative expenses as a percentage of revenues increased to 44.5% in 2002 from 29.9% in 2001. The main factors that reduced these expenses in 2002 were a $600,000 reduction in labor costs and a $2.0 million reduction in agent commissions. A major portion of our selling, general and administrative expenses consisted of fixed expenses incurred as a result of maintaining a global sales infrastructure. Therefore, the decrease in the absolute cost did not have the same impact as a percentage of total revenue.

Financial and Other (Expenses) Income, Net.    We had a net financial income of $331,000 in 2002, as compared to $1.4 million in 2001. Our cash balances, which generate financial income, decreased by $4.1 million resulting in lower interest income. Additionally, we experienced a lower devaluation rate of the NIS against the dollar that resulted in lower income from exchange rate fluctuations in 2002, compared with 2001.

Provision for Income Taxes.    We had a provision for income tax of $519,000 in 2002, compared to $152,000 in 2001. The principal reason for the provision in 2002 was a write-off of $539,000 of deferred tax assets, due to the unlikelihood of recovery in light of our continuing losses at the time.

Net Loss.    Our net loss increased to $11.3 million in 2002 from $3.7 million in 2001. This increase was primarily due to a substantial decrease in our revenues, coupled with a smaller decrease in expenses.

B. Liquidity and Capital Resources.

Our cash and cash equivalent balances totaled approximately $12.8 million at December 31, 2003 and $2.9 million at December 31, 2002. We had no investments in marketable securities at December 31, 2003 but had $10.9 million invested in marketable securities at December 31, 2002. Our cash and marketable securities consisted mainly of money raised through equity offerings in 2000 and 2002. We raised approximately $36.0 million from our initial public offering in 2000 and approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002. Our working capital was approximately $29.4 million at December 31, 2003 and $30.2 million at December 31, 2002. Our increase in cash and cash equivalents during 2003 related to our shifting of all of our holdings in marketable securities into cash and cash equivalents. In addition, we drew on our existing credit line with our primary lender, Bank Leumi, in the amount of $2.3 million.

  Cash flow from operating activities

        For the year ended December 31, 2003, we had negative cash flow from operations of $3.0 million, primarily due to an increase in our accounts receivable of $2.7 million, in amounts due from Priortech and its affiliates of $2.1 million and in inventories of $1.7 million, partially offset by an increase in accounts payable of $4.0 million. The increase in our receivables, payables and inventory was a reflection of our increased level of activity during 2003. The amounts due from Priortech primarily related to Israeli value added tax refunds belonging to us, which were received by Priortech due to the fact that we are part of a consolidated group with Priortech for purposes of Israeli value added tax matters. All amounts due, as of December 31, 2003, to us from Priortech have since been paid. For the year ended December 31, 2002, we had negative cash flow from operations of $7.7 million, primarily due to a sharp decline in revenues resulting in net losses of $11.3 million, which partly were offset by a decrease in our accounts receivable of approximately $3.2 million. For the year ended December 31, 2001, we had negative cash flow from operations of $9.4 million, primarily due to a $3.8 million increase in accounts receivable, a decrease in accounts payable of $3.7 million and a decrease of other current liabilities of $3.0 million, principally consisting of amounts due to the Government of Israel for taxes on our income and royalties due to the Office of the Chief Scientist.

  Cash flow from investing activities

        Cash flow provided by investing activities in 2003 was $10.7 million, mainly due to the redemption of marketable securities. Cash flow provided by investing activities in 2002 was $2.7 million, also mainly due to the redemption of marketable securities. In 2001, we had cash flow from investing activities of $4.5 million, mainly from the redemption of marketable securities, which was offset by the $1.2 million used for the acquisition of Inspectech Ltd. and capital expenditures of $7.4 million, mainly for the completion of construction of our manufacturing facility.

Capital expenditures for 2003 were $220,000, compared to $240,000 in 2002, and $7.4 million in 2001. Most of the capital expenditures in 2003 were for the purpose of replacing obsolete equipment and machinery and renewing office furnishings. Our capital expenditure budget for 2004 is approximately $800,000.

The short-term bank credit will continue to be available to us after repayment, even if we repay any amounts outstanding, subject to the terms of the credit agreement with Bank Leumi. Under the terms of this credit facility, we may draw down up to NIS 26 million, the equivalent of approximately $5.8 million. The terms of this credit facility require that our shareholders' equity, net of intangible assets, treasury stock, deferred expenses and accounts payable from related entities, remain at or above 45% of the total value represented by our consolidated balance sheet, and further require us to maintain a cash balance of at least $2.0 million in the form of either bank deposits or non-encumbered bonds rated no lower than AA. We have also undertaken not to effect a merger or change of control without the consent of Bank Leumi, and to furnish the bank with our financial statements. Borrowings under the Bank Leumi loan are collateralized by all of our assets. There is no guarantee that we can maintain compliance with all the conditions imposed by Bank Leumi in connection with the credit line, and, therefore, the credit line may not be available to us in the future.

On September 17, 2001, we announced that our Board of Directors had authorized a share repurchase program to acquire up to $3.0 million of our ordinary shares from time to time in open market transactions. During September 2001, we purchased 250,000 ordinary shares at an aggregate cost of $592,000, and during 2002, we purchased 761,619 ordinary shares at an aggregate total cost of $401,000 in connection with such program. The purpose of our repurchase program was to demonstrate to our shareholders our confidence in our company and the AOI industry and to show our confidence in the long-run performance of both of them. We believed when we implemented this program that it was in the best interests of our shareholders. We do no currently have any specific plans for the use of the repurchased shares.

On March 31, 2004, we reached a settlement with the Israeli Income Tax Authorities over disputed assessments for the 1999, 2000 and 2001 tax years. The dispute concerned assessments received from the Israeli Income Tax Authorities, according to which we owed tax on our annual revenues in a total amount of $6.7 million for those three tax years. The assessment included four elements: (a) the tax benefits to which we are entitled in relation to our Approved Enterprise status under Israeli tax law, (b) the recognition of certain research and development costs, (c) the recognition of our costs relating to our initial public offering in 2000 and (d) the inflationary adjustment of debentures which we acquired from the proceeds of our initial public offering in 2000. Under the settlement reached, we will pay the Israeli Income Tax Authorities a total of approximately $685,000 to settle the $6.7 million originally demanded of us. In addition, under the settlement, we may continue to calculate our applicable tax benefits for the subsequent years (2002 through 2007) of the Approved Enterprise program in which we currently participate and with respect to which the tax assessment pertained at the rates previously applied by us. The settlement amount resulted in a one-time provision for income tax of approximately $460,000 in the first quarter of 2004, in addition to the $225,000 that was reserved for this purpose in the fourth quarter of 2003.

We believe that our existing sources of liquidity and anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements for at least the next twelve months.

Effective Corporate Tax Rate

Our production facilities are the subject of several "investment programs," and have been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959. We are entitled to a tax holiday for a period of ten years from the year in which we, as an Approved Enterprise, first earn taxable income. The periods of benefits relating to our investment programs which received Approved Enterprise status expire at different times. The tax benefits with regard to our first investment program which received Approved Enterprise status expired on December 31, 1999, and the tax benefits with regard to our second approved investment program will expire at the end of 2007. Income related to our first investment program is now subject to a 36% corporate tax rate. The percentage of our income which will be subject to the 36% tax rate is dependent on the increase in our revenues in comparison to the revenues in the year in which each additional investment program was approved and other factors. In 2004, approximately 10% of our taxable income will be subject to the 36% corporate tax rate.

As of December 31, 2003, we had net operating loss, or NOL, carryovers for Israeli tax purposes of approximately $18.8 million, which may be used to offset taxable income, subject to annual limitations. This NOL carryover has no expiration date. In addition, foreign subsidiaries have NOL carryovers totaling approximately $8.6 million, of which approximately $3.4 million expire between 2004 to 2008, approximately $3.0 million expire between 2021 to 2023 and approximately $2.2 million have no expiration date.

In the event that we operate under more than one approval or that our capital investments are only partly approved, our effective tax rate will be a weighted combination of the various applicable tax rates.

Disclosure About Market Risk

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars, and the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. The opposite effect occurs when the dollar decreases in value in comparison to these currencies, which was the case in 2003. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the costs of our Israeli operations, mainly personnel and facility-related, are incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars and have an effect on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

An increasing portion of our expenses is incurred in the People's Republic of China. The Chinese currency is currently linked to the dollar. The Chinese government has been under increasing international pressure to permit the yuan to enter a full or limited free float. Should this linkage be discontinued by the Chinese government, and if the Chinese currency rises in value in relation to the dollar, our results of operations, in dollar terms, would be adversely affected.

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

C.    Research and Development, Patents and Licenses.

We believe that intensive research and development are essential to our business. We devote substantial research and development resources to developing new products and to improving our existing products to meet our customers' evolving needs. We have dedicated teams with expertise in image processing software and algorithms, electronic hardware, electro-optics, physics, mechanics and systems design.

Our product development efforts over the past two years have resulted in the introduction of several new AOI systems, including the Dragon and Orion 800 series for the PCB market, the Pegasus and

Orion Fine Line for the HDI-S market and the Falcon for the semiconductor manufacturing and packaging market.

Our research and development efforts are primarily focused on:

  •
  increasing the throughput of our AOI systems;

  •
  improving our defect detection capabilities; and

  •
  reducing the number of false alarms.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into new and related applications, such as the detection of macro-defects in semiconductor wafers and detection of defects during the manufacturing process of micro electro-mechanical systems, or MEMS, used in applications such as airbag sensors or projection displays. We believe our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2003, we had 72 employees engaged in research and development, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $12.7 million (including a $3.6 million write-off of in-process research and development), $7.2 million and $5.9 million for the years ended December 31, 2001, 2002 and 2003, respectively, representing 28.7%, 31.8% and 18.8% of total revenues for the years then ended.

We will continue to devote our research and development resources to maintaining and extending our technology leadership position. In 2004 and 2005, we expect to introduce new systems for all of our target markets.

In general, we rely on a combination of our copyrights, trade secrets, patents, trademarks and non-disclosure agreements to protect our proprietary know-how and intellectual property. We also enter into confidentiality agreements with key employees and with all of the subcontractors who develop and manufacture components for use in our products. We cannot be certain that actions we take to protect our proprietary rights will be adequate nor can we be certain that we will be able to deter reverse engineering or that there will not be independent third-party development of our technology

We have six patents pending with the Patent Cooperation Treaty organization, three patents pending in Israel and one patent registered in the United States, Japan and Israel. Several of these patents relate to our AOI technology developed for the semiconductor industry. We consider aspects of many elements of our AOI systems to be proprietary to us.

D.    Trend Information.

During 2001, 2002 and early 2003, competition in the industries we serve intensified due to the low demand for AOI systems, resulting from the general economic downturn during that time. Demand for AOI systems has increased since the latter part of 2003. There are two general trends that we believe are driving this increased demand. First, as electronic equipment becomes more complex, AOI equipment becomes more critical to the manufacturing process. Second, the recent recovery of the global electronics industry is driving manufacturers in these industries to increase their investment in capital equipment. This increase has led to an increase in demand for our systems both for expansion and for the replacement of existing systems. As a result, although we experienced operating and net losses during the last three years, we have enjoyed increasing revenues in each of our five most recent quarters.

In 2003, the majority of sales of our AOI systems were to PCB manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. We expect that this trend toward the manufacturing of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future.

E.    Off-Balance Sheet Arrangements.

We do not have any arrangements or relationships with entities that are not consolidated into our financial statements and are reasonably likely to materially affect our liquidity or the availability of our capital resources.

F.    Contractual Obligations and Other Commercial Commitments.

As of December 31, 2003, we had contractual obligations and commercial commitments of:

	Payment Due in
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations(1)	206	133	73	—	—
Purchase obligations	—	—	—	—	—
Other long-term obligations(2)	461	297	143	21	—

Total	$667	$430	$216	$21	$—

(1)
In October 2000, we entered into an operating lease for vehicles for a period of 44 months. As of December 31, 2003, our total rental obligations under the operating lease were approximately $206,000.

(2)
Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2003, rental obligations for the balance of the term under these leases were approximately $461,000.

Item 6.    Directors, Senior Management and Key Employees.

A.    Directors and Senior Management.

The following table sets forth information with respect to our directors, executive officers and key employee as of the date of this annual report. The address of our directors, executive officers and key employee is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha'Emek 23150 Israel.

Name	Age	Title
Rafi Amit	55	Chairman of the Board of Directors and Chief Executive Officer
Yotam Stern	51	Executive Vice President, Business & Strategy and Director
Meir Ben-Shoshan	73	Director
Haim Horowitz	55	Director
Eran Bendoly	39	Director
Moshe Amit	59	Executive Vice President and Chief Financial Officer
Yuval Attias	36	Controller
Amir Gilead	53	Vice President, Semiconductor and Packaging Division
Adi Corem	51	Vice President, Operations
Jacob Yavor	45	Vice President, Printed Circuit Board and HDI-S Division
Roni Flieswasser	43	Chief Technology Officer and President of Camtek Europe
Roy Porat	37	President of Camtek Hong Kong

Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the President, Chief Executive Officer and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. Mr. Amit has a B.Sc. in Industrial Engineering and Management from Technion—Israel Institute of Technology. Mr. Rafi Amit is the brother of Mr. Moshe Amit.

Yotam Stern has served as an executive of ours since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and has served as a director of Priortech since 1985. Mr. Stern has a B.A. in Economics from Hebrew University of Jerusalem.

Meir Ben-Shoshan has served on our Board of Directors since November 1998. From May 1995 until March 1999, Mr. Ben-Shoshan was a director of AG Associates (Israel) Ltd., a manufacturer of integrated processing equipment for the semiconductor industry, and was Chairman of its board from April 1996 to March 1999. From 1986 to 1998, Mr. Ben-Shoshan was a vice president of Clal Electronics Industries Ltd., a large electronics company. From March 2000 to March 2001, Mr. Ben-Shoshan was a director of Tower Semiconductor Ltd., a manufacturer of semiconductors. He has also been a director of IFN Ltd., a company dealing in e-knowledge and e-content management since January 2000 and has been the Chairman of the Board of Jordan Valley Applied Radiation Ltd. since August 1999. Mr. Ben-Shoshan has been a member of the Association of Production Engineers in England since 1965 and received an M.B.A. from Tel-Aviv University.

Haim Horowitz has served on our Board of Directors since November 1998. Mr. Horowitz has also been the manager of the operating and financial control department of DSP Group, a fabless semiconductor company. Between 1999 and 2003, Mr. Horowitz served as Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacturer. Between 1994 and 1999, he served as Treasurer of Menen Medical Ltd., and from 1993 to 1994, he served as the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993,

Mr. Horowitz served as Treasurer of Elscint, Inc., a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from Technion—Israel Institute of Technology.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates the technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. from Hebrew University of Jerusalem and an M.B.A. from KU Leuven University of Belgium.

Moshe Amit has served as one of our executive officers since October 1994 and since February 2001 has served as our Executive Vice President and Chief Financial Officer. From 1987 until 1994, Mr. Amit served as the President of PCE, Inc., a New Jersey-based company affiliated with us, which, until 2001, sold and serviced PCBs and AOI systems. Mr. Amit has a B.Sc. in Industrial Engineering and Management from Technion—Israel Institute of Technology. Mr. Moshe Amit is the brother of Mr. Rafi Amit.

Yuval Attias has served as our Controller since February 1999, prior to which Mr. Attias was an accountant with Somekh Chaikin, the Israeli affiliate of KPMG Peat Marwick. Mr. Attias has a B.A. in Economics and Accounting from Haifa University and is a registered CPA in Israel.

Amir Gilead has been employed by us since March 2000, and since November 2001, has served as our Vice President, Semiconductor and Packaging Division. From 1999 until March 2000, Mr. Gilead served as President and Chief Executive Officer of Advanced Automation International Inc., a startup in the semiconductor equipment manufacturing industry. From 1990 until 1999, Mr. Gilead held various executive positions with Kulicke & Soffa, a semiconductor equipment manufacturer. Mr. Gilead has a B.Sc. and an M.Sc. in electrical engineering from Technion—Israel Institute of Technology.

Adi Corem has been employed by us since November 1998 and has served as our Vice President, Operations since January 2001. From 1988 to November 1998, Mr. Corem served as the Operations Manager of Volta Carmiel Ltd., a manufacturer of plastic products. From 1984 to 1988, Mr. Corem worked as a Projects Manager in Elbit Systems Ltd., a military technology developer and producer. Mr. Corem has a B.Sc. in Industrial Engineering from Technion—Israel Institute of Technology.

Jacob Yavor has been employed by us since 1987 and has served as our Vice President, Printed Circuit Board and HDI-S Division since May 2002. Mr. Yavor has a B.Sc. in Computer Engineering from Technion—Israel Institute of Technology.

Roni Flieswasser established the then European branch of Camtek in September 1995, prior to the establishment of Camtek Europe NV. Prior to joining Camtek, Mr. Flieswasser worked with AOI systems at Orbotech, and was a partner for four years in a software company specializing in business applications.

Roy Porat has served as President of Camtek Hong Kong since September 2003. From 2001 until September 2003, Mr. Porat served as President of our U.S. subsidiary, Camtek USA, Inc. From 1999 to 2000, Mr. Porat served as the Chief Executive Officer of Aeronautics Ltd. From 1994 to 1999, Mr. Porat served in various executive positions at our affiliate, PCB Technologies. Mr. Porat has a B.Sc. in Industrial Engineering from Technion—Israel Institute of Technology.

B.    Compensation.

Compensation of Executive Officers and Directors

The aggregate remuneration paid by us in the year ended December 31, 2003 to all the persons listed in the table under "Directors, Executive Officers and Key Employees," except for Mr. Yuval Attias, was approximately $1,614,000, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the reimbursement of their expenses. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

In October 2003, our shareholders approved a grant of options to our directors as follows: Messrs. Meir Ben-Shoshan, Haim Horowitz and Eran Bendoly each received options to purchase 2,400 ordinary shares; and our Chief Executive Officer, Mr. Rafi Amit, and our Executive Vice President, Business & Strategy, Mr. Yotam Stern received options to purchase 55,000 and 36,000 ordinary shares, respectively, all pursuant to the Executive Share Option Plan. All of these options were granted at an exercise price of zero, which makes these options similar to restricted stock grants. These options expire between three and six years after the date of their grant. In December 2003, we granted, pursuant to our 2003 Share Option Plan and its corresponding Sub-Plan for Grantees Subject to Israeli Taxation, options to our directors as follows: Messrs. Meir Ben-Shoshan, Haim Horowitz and Eran Bendoly each received options to purchase an additional 2,000 ordinary shares; and Messrs. Rafi Amit and Yotam Stern received options to purchase an additional 20,500 and 13,000 ordinary shares, respectively. All of these options were granted at an exercise price of $2.98 per ordinary share, which was the closing price of our ordinary shares on the Nasdaq SmallCap Market on the last trading day prior to the grant date. These options expire ten years after the date of their grant.

Employment Agreements

We maintain written employment agreements with our employees, including all of our executive officers, that contain customary provisions, including non-compete and confidentiality agreements. In recent years, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer. If we cannot demonstrate that we will be harmed by the competitive activities of a former employee, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, our Chief Executive Officer. The agreement has a two-year term, which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit's employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, is our sole property. Pursuant to his employment agreement, Mr. Amit may dedicate up to 20% of his time to work for Priortech or any of the Priortech entities. The employment agreement may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

Effective January 1, 1998, we entered into an employment agreement with Mr. Yotam Stern, our Executive Vice President, Business & Strategy. The agreement has a two year term which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Stern's employment and for a two-year period after the termination of his employment. Pursuant to his employment agreement, Mr. Stern may dedicate up to 25% of his time to work for Priortech or any of the Priortech entities. The employment agreement may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, terminate Mr. Stern's employment immediately upon the occurrence of various circumstances, including a breach of fiduciary duty.

Mr. Rafi Amit receives 80% of a full time salary, while Mr. Yotam Stern receives 75% of a full time salary, from us. Messrs. Amit and Stern are compensated directly by each of the Priortech entities for which they work.

C.    Board Practices.

Composition of the Board of Directors

Our Articles provide that our Board of Directors shall consist of not less than five nor more than ten directors, including the outside directors. Currently, our board consists of five directors.

Directors, other than outside directors, are elected by a resolution of the shareholders at the annual general meeting and serve until the conclusion of the next annual general meeting of the shareholders. Directors may be removed at any time by a resolution of the shareholders. Since directors may be elected and removed by a majority vote, Priortech Ltd., which holds a majority of our voting shares, has the power to elect all of our directors, subject to the restrictions placed on the election of outside directors as described below. The Chief Executive Officer is appointed by our Board of Directors. Each of the other officers is appointed by the Chief Executive Officer.

The Chairman of our Board of Directors and Chief Executive Officer is Mr. Rafi Amit, who also serves as our general manager. Under the Israeli Companies Law, the general manager of a public company may not hold the position of Chairman of the Board unless that designation is approved at the general meeting of shareholders, by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. The designation may be approved for a term of up to three years and may be re-approved by the same majority for an additional three-year term each time. At our annual general shareholders' meeting held in July 2003, our shareholders authorized Mr. Rafi Amit to continue to hold the position of general manager for an additional period of up to three years.

Our Articles provide that any director may appoint as an alternate director, by written notice to us or to the Chairman of the Board, any individual who is qualified to serve as director and who is not then serving as a director or alternate director for any other director. An alternate director has all of the rights and obligations of a director, excluding the right to appoint an alternate for himself. Currently no alternate directors serve on our board.

Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving a one year term which expires at our 2005 annual general meeting of shareholders. Each of our outside directors, Messrs. Haim

Horowitz and Meir Ben-Shoshan, is serving a three year term in accordance with the Israeli Companies Law, which will expire at our annual general meeting of shareholders to be held in 2006.

None of the members of our Board of Directors, except Messrs. Rafi Amit and Yotam Stern, is a party to a service contract with us which would provide them benefits upon termination of employment.

Outside Directors; Independent Directors

Under the Israeli Companies Law, public Israeli companies are required to appoint at least two directors who qualify as outside directors under Israeli law.

The outside directors must not have any "relationship" with us. For this purpose, "relationship" means any employment, business or professional relations, either in the present or in the preceding two years. An individual whose relatives, business partners, employers or controlled companies have a relationship with us may not serve as an outside director. In addition, an individual whose other business affairs may cause a conflict of interest with the performance of his duties as an outside director or interfere with his ability to serve as such, may not serve as an outside director.

Outside directors are elected by a majority of the shares present and voting at the shareholders meeting. In addition, the shares voted in favor of their election must include at least one third of the shareholdings present and voting at the meeting, not counting abstentions, which are not held by controlling shareholders of the company. This minority approval requirement need not be met if the total number of shares not held by controlling shareholders of the company which are voted against the election of an outside director represents 1% or less of all of the voting rights.

Each of our outside directors serves a three-year term, and may be re-elected to serve in this capacity for one additional term of up to three years. An outside director can be removed from office only by either the same percentage of shareholders that may elect him, or by a court order. In either case, an outside director may be removed only if the outside director ceases to meet the statutory qualifications for serving as an outside director or breaches his fiduciary duty. The court may also remove an outside director from office if he or she is unable to perform his or her duties on a regular basis. If at the time an outside director is appointed by the shareholders, all other directors are of the same gender, the outside director to be appointed shall be of the other gender.

Neither we nor our subsidiaries may, prior to the lapse of two years after the termination of membership on our board of any of our outside directors, employ such former outside director, engage him or her to serve as an executive officer or director for us or retain his or her professional services.

Messrs. Haim Horowitz and Meir Ben-Shoshan currently serve as our outside directors.

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, the Nasdaq Stock Market, or Nasdaq, has recently adopted amendments to its requirements for companies that are listed on Nasdaq. We believe that we are currently in compliance with, and we intend to take all actions necessary for us to maintain compliance with, the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the Securities and Exchange Commission and the listing standards of Nasdaq.

Under the Nasdaq listing requirements, we are required to have a majority of independent directors on our Board of Directors. Messrs. Haim Horowitz, Meir Ben-Shoshan and Eran Bendoly all qualify as our independent directors under Nasdaq rules.

Internal Auditor

The board of directors of an Israeli public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. An internal auditor may not hold any other position in the company, have any business affairs outside of the company which may create a conflict of interest with his or her duties as internal auditor or be an "interested party". For this purpose, an "interested party" is a person who holds 5% or more of the company's shares, serves as or has the power to appoint a director to or the chief executive officer of the company, is otherwise personally employed by the company or serves on its board or is a relative of any of these parties. The only exception to the rule against an internal auditor being employed by the company is that the internal auditor may serve as an ombudsman, provided that this does not interfere with the performance of the duties of the internal auditor. In addition, the internal auditor may not be a member of the company's independent accounting firm. We currently have an internal auditor who meets the independence requirements of Israeli law.

Committees of the Board of Directors

The Israeli Companies Law provides that a public company must appoint an audit committee and may also appoint other committees to the board of directors. The board of directors may delegate its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Powers that may not be delegated include, among others, the power to distribute dividends, the determination of general company policy, the issuance of securities and the approval of financial reports. However, those matters can be delegated to committees for the purpose of making recommendations to the full board of directors. According to the Companies Law, at least one outside director must be appointed to serve on each committee of the board, excluding the audit committee, which must be comprised of at least three directors, including all of the outside directors of the Company. However, the Sarbanes-Oxley Act and the Nasdaq listing requirements require that all members of the audit committee be independent. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides service to it, a controlling shareholder, or a relative of any such individual. Our Board of Directors has an audit committee and a compensation committee.

Audit Committee.    The Audit Committee oversees and approves the retention, performance and compensation of our independent auditors and establishes and oversees the implementation of procedures concerning our systems of internal accounting and auditing control. The Audit Committee is also responsible for identifying deficiencies in the management of our business and proposing solutions for any such deficiencies, and, in accordance with the Israeli Companies Law and the Sarbanes-Oxley Act, approving certain acts and transactions that involve conflicts of interest or that involve interested parties. The members of our Audit Committee are Messrs. Meir Ben-Shoshan, Eran Bendoly, and Haim Horowitz, all of whom are independent directors in accordance with Nasdaq listing requirements. Messrs. Bendoly and Horovitz qualify as financial experts for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements, and Messrs. Ben-Shoshan and Horowitz qualify as outside directors under Israeli Companies Law.

Compensation Committee.    The Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our employees, including our executive officers, and the terms of any bonus, share options or other awards to be provided to our employees, including our executive officers. Under Israeli law, all compensation arrangements with a general manager who is not a director require the approval of the board of directors. Arrangements regarding the compensation of directors require approval of the audit committee, the board of directors and the shareholders, in that order, and if the director holds a controlling interest in the company, special shareholder approvals are required. See "Duties of Office Holders and Approval of Transactions under Israeli Law." The members of our Compensation Committee are Messrs. Rafi Amit, Meir Ben-Shoshan and Eran Bendoly.

Duties of Office Holders and Controlling Shareholders and Approval of Transactions under Israeli Law

Office Holders

The Israeli Companies Law codifies the duty of care and the fiduciary duties that office holders have towards the company. An office holder's duty of care includes the duty to act as a "reasonable" office holder would have acted in the same position and under the same circumstances. An office holder's fiduciary duty requires the office holder to act in good faith and for the good of the company, which includes:

  •
  avoiding conflicts of interest between the office holder's position with the company and his personal affairs;

  •
  avoiding any competition with the company;

  •
  avoiding the exploitation of the company's business opportunities for personal gain; and

  •
  revealing to the company any information or documents relating to the company's affairs which the officer holder has received due to his position.

An "office holder," under the Israeli Companies Law, is anyone serving, regardless of formal title, as a director, general manager, chief executive officer, executive vice president, vice president, or any other executive reporting directly to the general manager. Each person listed in the table under "Directors, Executive Officers and Key Employees" is one of our office holders, with the exception of our controller. All arrangements as to compensation of office holders, other than our Chief Executive Officer, who are neither directors nor controlling shareholders are determined by our Chief Executive Officer. The compensation of office holders who are directors or controlling shareholders, and any other employee who is a controlling shareholder, must be approved by our Audit Committee, our Board of Directors and our shareholders, in that order. Special shareholder voting procedures are required for the approval of compensation of office holders or employees who are also controlling shareholders.

Disclosure of Personal Interest

The Israeli Companies Law requires an office holder or controlling shareholder of a company to disclose any personal interest in an existing or proposed transaction with the company, no later than at the first board meeting in which the transaction is discussed. A personal interest also includes an interest in any company in which the person, his or her close relative or any entity in which such person or close relative has a personal interest, is a direct or indirect 5% or greater shareholder, is a director or the general manager or has the right to appoint at least one director or the general manager. Board approval is required to approve the transaction, and no transaction that is adverse to the company's interest may be approved. Approval by the company's audit committee and board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, is not on market terms or is likely to have a substantial effect on the company's profitability, assets or liabilities. A director who has a personal interest in a matter may not be present at a board of directors or audit committee meeting during discussions or vote on the matter. However, a director with a personal interest may be present if the transaction to be discussed is not an extraordinary transaction, or if a majority of the audit committee members or the directors, as the case may be, has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

Transactions with Controlling Shareholders

A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. Under Israeli law, the disclosure requirements regarding personal interests that apply to directors and office holders also apply to a controlling shareholder of a public company.

Required Approval.    Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is a director, executive officer or employee, require the approval of the audit committee, the board of directors and the shareholders of the company. This shareholder approval must include the majority of shares voted at the meeting. In addition, either:

  •
  the majority must include at least one-third of the shares of disinterested shareholders voted at the meeting; or

  •
  the total number of shares of disinterested shareholders voted against the transaction must not exceed one percent of the aggregate voting rights in the company.

A shareholder who participates in this vote must provide notice to the company prior to voting, stating whether such shareholder has a personal interest in the transaction. In the absence of this notice, the shareholder may not vote on the matter, and his or her vote shall not be counted.

Approval of Certain Specific Extraordinary Transactions.    According to regulations promulgated under the Israeli Companies Law, the following specific kinds of extraordinary transactions with a controlling shareholder do not require shareholder approval, provided that the audit committee and the board of directors have approved the transaction and determined that it is one of the following:

  •
  the extension of an existing transaction which was previously approved in accordance with the Israeli Companies Law, provided no material change has been made to the terms of the extended transaction;

  •
  a transaction that benefits only the company;

  •
  a transaction made in accordance with the terms of a framework transaction previously approved in accordance with the requirements of the Israeli Companies Law;

  •
  a transaction constituting part of a transaction with a third party or a joint offer to contract with a third party, provided that the benefit to the company does not materially differ than that to the controlling shareholder, taking into account the proportional interest of each of the parties; or

  •
  a transaction between companies controlled by a common controlling shareholder or between a public company and its controlling shareholder, provided that the transaction is on market terms, is in the ordinary course of business and does not adversely affect the interests of the company.

Insurance, Indemnification and Exemption

Our Articles provide that, subject to the provisions of the Israeli Companies Law, we may:

(1)
Obtain insurance for our office holders covering their liability for any act performed in their respective capacities as an office holder with respect to:

•
a violation of the duty of care to us or to another person;

•
a breach of fiduciary duty, provided that the office holder acted in good faith and had reasonable grounds to assume that the act would not cause us harm; and

•
a monetary liability imposed on an office holder for the benefit of another person.

(2)
Undertake to indemnify our office holders or to indemnify an office holder retroactively for a liability imposed or approved by a court, and for reasonable legal fees incurred by the office holder in his or her capacity as an office holder, in proceedings instituted against the office holder by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent. An advance undertaking to indemnify an office holder must be limited to categories of events that can be reasonably foreseen, and to an amount which is reasonable under the circumstances, as determined by the board of directors.

We may exempt, in advance, an office holder from all or part of his or her responsibility for damages occurring as a result of a breach of his or her duty of care. We may also approve an action taken by the office holder, even if performed in breach of his or her fiduciary duty, if the office holder was acting in good faith, the action does not adversely affect us and the office holder has revealed to the board his or her personal interest in the action.

Notwithstanding the foregoing, we may not insure, indemnify or exempt an office holder for any breach of his or her fiduciary duty, or for a violation of his or her duty of care (1) if the act was committed recklessly or with intent, (2) if the act was committed with the intent to realize improper personal gain, or (3) for any fine imposed on the office holder, except as provided above.

As required under Israeli law, our Audit Committee, Board of Directors and shareholders have approved the indemnification and insurance of our office holders, as well as the resolutions necessary both to exempt our office holders in advance from any liability for damages arising from a breach of their duty of care to us, and to provide them with the indemnification undertakings and insurance coverage they have received from us in accordance with our Articles.

D.    Employees.

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities:

	As of December 31,
	2001	2002	2003
Executive management	12	8	7
Research and development	79	80	72
Sales support	68	63	58
Sales and marketing	32	32	50
Administration	28	25	32
Operations	47	41	46
Total	266	249	265

In 2003 seven of our research and development personnel, who were primarily performing customer support services, were reclassified to the sales and marketing category.

The following table sets forth for the last three years, the number of our employees located in the following geographic regions:

	As of December 31,
	2001	2002	2003
China (including Hong Kong)	33	36	51
Taiwan	17	21	28
Japan	4	5	5
Other Asia	7	6	7
Europe	14	11	8
North America	25	19	17
Israel	166	151	149
Total	266	249	265

With respect to our Israeli employees, we have no collective bargaining agreements with our employees. However, by administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment, are applicable to our employees. In accordance with these provisions, the salaries of our Israeli employees are partially indexed to the Consumer Price Index in Israel, depending on the rate of increase of the Consumer Price Index.

We consider our relationship with our employees to be good, and we have never experienced a labor dispute, strike or work stoppage.

E.    Share Ownership.

The following table sets forth certain information with respect to the beneficial ownership of our outstanding ordinary shares by our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 27,055,847 ordinary shares outstanding as of June 15, 2004.

	Beneficial Ownership
	Number of Ordinary Shares(1)	Percentage
Rafi Amit(2)	21,045,230	77.8%
Yotam Stern(3)	21,108,230	78.0%
Directors and executive officers as a group (11 persons)(4)	21,381,918	79.0%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this annual report, no options held by the persons included in the above table are currently exercisable or exercisable within 60 days of the date hereof.

(2)
As a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit may be deemed to control Priortech. Includes Mr. Amit's interest in ordinary shares beneficially owned by Priortech. Mr. Amit does not directly own any of our ordinary shares.

(3)
As a result of a voting agreement relating to a majority of Priortech voting equity, Mr. Stern may be deemed to control Priortech. Includes Mr. Stern's interest in ordinary shares beneficially owned by Priortech. Mr. Stern directly owns 63,000 of our ordinary shares.

(4)
Includes Messrs. Amit's and Stern's interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 336,688 of our ordinary shares. Our controller is not one of our executive officers.

Share Option Plans

General.    We currently maintain five share option plans. The purpose of our option plans is to afford an incentive to our officers, directors, employees and consultants and those of our subsidiaries, to acquire a proprietary interest in us, to increase their efforts on our behalf and to promote the success of our business.

As of December 31, 2003, there were 1,353,056 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $1.90, exercisable at various dates through July 2013.

Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

Administration of Our Share Option Plans.    Our option plans are administered by our Board of Directors. Under these option plans, options to purchase our ordinary shares may also be granted to our officers, directors, employees or consultants and those of our subsidiaries. The exercise price of options is determined, under our option plans, by our Board of Directors, and is generally set as the fair market value (although some options are exercisable for no additional consideration and are the equivalent of restricted stock grants). The vesting schedule of the options is also determined by the Board of Directors; generally the options vest over a four-year period. Each option granted under the option plans is exercisable between four to ten years from the date of the grant of the option, according to the plan under which they were granted and subject to certain early expiration provisions, such as in the event of termination.

The Share Option Plans.    In September 1997, we adopted a share option plan (the "1997 Share Option Plan") under which options to purchase our ordinary shares were granted to employees, as determined by the board from time to time. This plan was amended in 2000 and in 2003, each time in order to comply with new Israeli tax legislation.

In November 2000, we adopted three share option plans: the Executive Share Option Plan, the US Incentive Stock Option Plan and the European Employee Share Option Plan. Under these plans, options were granted to employees, directors, executive officers and consultants of our company and our affiliates around the world.

In October 2003, we adopted our 2003 Share Option Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation. The total number of options that may be granted under the 2003 Share Option Plan is 998,800 options.

Options Granted During 2003.    In December 2003, under our 2003 Share Option Plan, our Board of Directors granted options to purchase an aggregate of 859,500 ordinary shares to directors, executive officers and employees. All of these options were granted at an exercise price of $2.98 per ordinary share, which was the closing price of our ordinary shares on the Nasdaq SmallCap Market on the last trading day prior to the grant date. The options vest over 48 months from the date of the grant, with 30% to vest on each of the first three anniversaries of the grant date and the remaining 10% to vest on the fourth anniversary of the grant date. This grant included, grants to our directors as follows: Messrs. Meir Ben-Shoshan, Haim Horowitz and Eran Bendoly each received options to purchase an additional 2,000 ordinary shares, and Messrs. Rafi Amit and Yotam Stern received options to purchase an additional 20,500 and 13,000 ordinary shares, respectively.

In July 2003, our Board of Directors granted options under our previous share option plans to purchase an aggregate of 501,200 ordinary shares to directors, executive officers and employees. All of these options were granted at an exercise price of zero, which makes the options essentially equivalent to restricted stock grants. The closing price of our ordinary shares on the Nasdaq SmallCap Market on the date our Board of Directors approved the grant was $1.26 per ordinary share. The options vest over 48 months from the date of the grant, with 30% to vest on each of the first three anniversaries of the grant date and the remaining 10% to vest on the fourth anniversary of the grant date. Our shareholders approved this grant in October 2003. This grant included a grant to our directors, under the Executive Share Option Plan, as follows: Messrs. Meir Ben-Shoshan, Haim Horowitz, and Eran Bendoly each received options to purchase 2,400 ordinary shares, and our Chief Executive Officer, Mr. Rafi Amit, and our Executive Vice President, Business & Strategy, Mr. Yotam Stern, have been granted options to purchase 55,000 and 36,000 ordinary shares, respectively.

We have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under all of our option plans. Ordinary shares issued pursuant to these share option plans are eligible for resale in the public market.

Item 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of June 15, 2004, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 27,055,847 ordinary shares outstanding as of June 15, 2004.

	Beneficial Ownership
	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	21,045,230	77.8%

*
A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd. Priortech's principal executive offices are located at Industrial Zone, Migdal Ha'Emek 23150, Israel.

B.    Related Party Transactions.

Rights Offering

In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders, in which we received proceeds of approximately $6.1 million. Of the ordinary shares sold in the rights offering, 5,922,228 ordinary shares were sold to Priortech, which exercised all its rights under the rights offering.

Ordinary Course Transactions and Activities with Priortech and its Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $1.7 million, $532,000 and $733,000 in 2001, 2002 and 2003 respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms is comparable to the best offer we could obtain from a third party. Total revenues from sales to affiliates of Priortech in 2001 were $521,000. We did not sell any of our systems to Priortech in 2002 or 2003, but sold a photo plotter for $190,000 to a subsidiary of Priortech in 2003. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and us bear interest at LIBOR plus 1%. All unpaid balances due, as of December 31, 2003, to us from Priortech have since been paid. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

Registration Rights Agreement with Priortech

On March 1, 2004, we entered into a registration rights agreement providing for us to register with the SEC certain of our ordinary shares held by Priortech. This registration rights agreement may be used in connection with future offerings of our ordinary shares, includes, among others, the following terms: (a) Priortech is entitled to make up to three demands that we register our ordinary shares held by Priortech, subject to delay due to market conditions; (b) Priortech will be entitled to participate and sell our ordinary shares in any future registration statements initiated by us, subject to delay due to market conditions; (c) we will indemnify Priortech in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions other than information provided by Priortech, and Priortech will indemnify us in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions in written statements by Priortech made for the purpose of their inclusion in such registration statements; and (d) we will pay all expenses related to registrations which we have initiated, except for certain underwriting discounts or commissions or legal fees, and Priortech will pay all expenses related to a registration initiated at it s demand in which we are not participating.

Employment Agreements with Messrs. Rafi Amit and Yotam Stern

Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, our Chief Executive Officer. Pursuant to his employment agreement, Mr. Amit may dedicate up to 20% of his time to work for Priortech or any of the Priortech entities (for further details see "Employment Agreements").

Also effective January 1, 1998, we entered into an employment agreement with Mr. Yotam Stern, our Executive Vice President, Business & Strategy. Pursuant to his employment agreement, Mr. Stern may dedicate up to 25% of his time to work for Priortech or any of the Priortech entities (for further details see "Employment Agreements").

Mr. Rafi Amit receives 80% of a full time salary, while Mr. Yotam Stern receives 75% of a full time salary, from us. Messrs. Amit and Stern are compensated directly by each of the Priortech entities for which they work. Mr. Rafi Amit also serves as the President, Chief Executive Officer and Chairman of Priortech, and Mr. Yotam Stern also serves as the Chief Financial Officer and as a director of Priortech.

Messrs. Amit and Stern do not receive any additional compensation for their service as our directors.

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

Item 9.    The Offer and Listing.

A.    Offer and Listing Details.

Price History of Ordinary Shares.

Since April 22, 2004, the primary trading market for our ordinary shares has been the Nasdaq National Market, where our ordinary shares are listed and traded under the symbol "CAMT". From February 5, 2003 through April 21, 2004, our ordinary shares were listed and traded on the Nasdaq SmallCap Market, and from July 28, 2000 through February 4, 2003, our ordinary shares were listed and traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares:

	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2000:
Third Quarter (from July 28)	$11.50	$4.50
Fourth Quarter	9.69	5.75
Fiscal Year Ended December 31, 2001:
First Quarter	8.88	4.00
Second Quarter	7.25	4.00
Third Quarter	5.60	1.75
Fourth Quarter	3.95	1.50
Fiscal Year Ended December 31, 2002:
First Quarter	3.90	1.92
Second Quarter	2.15	0.99
Third Quarter	1.05	0.47
Fourth Quarter	0.61	0.24
Fiscal Year Ended December 31, 2003:
First Quarter	0.42	0.28
Second Quarter	1.30	0.33
Third Quarter	2.20	0.89
Fourth Quarter	3.80	1.72
Monthly Market Prices for the Most Recent Six Months
December 2003	3.70	2.60
January 2004	6.29	2.96
February 2004	7.87	5.10
March 2004	6.00	4.32
April 2004	6.53	4.47
May 2004	5.74	3.77
June 2004 (through June 15)	4.79	4.25

For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE. During such period, the trading activity on the TASE in our ordinary shares was insignificant. At our request, our ordinary shares were de-listed from the TASE.

B.    Plan of distribution.

Not applicable.

C.    Markets.

As noted above, the Company's ordinary shares are traded on the Nasdaq National Market under the symbol "CAMT".

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.    Expenses of the Issue.

Not applicable.

Item 10.    Additional Information.

A and B.    Share Capital; Memorandum and Articles

Following is a summary of material information concerning our share capital and a brief description of the material provisions contained in our Memorandum of Association and our Articles.

General

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 27,055,847 ordinary shares are outstanding and fully-paid.

The ordinary shares do not have preemptive rights. The ownership and voting of our ordinary shares of Israel are not restricted in any way by our Articles, or by the laws of the State of Israel, except for shareholders who are citizens of countries in a state of war with Israel. Under the Israeli Companies Law, Israeli companies may purchase and hold their own shares, subject to the same conditions that apply to distribution of dividends (see "Dividend and Liquidation Rights"). These shares do not confer any rights whatsoever for as long as they are held by us. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares, and these shares do not confer any voting rights for as long as they are held by the subsidiary.

Transfer of Shares and Notices

Ordinary shares are issued in registered form. Ordinary shares registered on the books of the transfer agent in the United States may be freely transferred on the transfer agent's books. Each shareholder of record is entitled to receive at least 21 days prior notice for a general meeting of the shareholders.

Dividend and Liquidation Rights

Our Board of Directors may, without seeking shareholder approval, declare a dividend to be paid to the holders of ordinary shares out of our retained earnings or our earnings derived over the two most recent years, whichever is higher, as reflected in the last audited or reviewed financial report prepared less than six months prior to distribution, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends are distributed to shareholders in proportion to the nominal value of their respective holdings. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of any class of shares with preferential rights that may be authorized in the future. Our shareholders would need to approve any class of shares with preferential rights.

Modification of Class Rights

The Israeli Companies Law provides that the articles of a company may not be modified in such a manner that would have a detrimental effect on the rights of a particular class of shares without the vote of a majority of the affected class.

Voting, Shareholders' Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of special voting rights to the holders of any class of shares with preferential rights that may be authorized in the future; however, currently no holders of our securities have any special voting rights.

An annual meeting of the shareholders must be held every year, and not later than 15 months following the last annual meeting. A special meeting of the shareholders may be convened by the board of directors at its decision to do so or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 5% of the issued share capital and at least 1% of the voting rights in the company; or (3) shareholders owning at least 5% of the voting rights in the company. If the board does not convene a meeting upon a valid demand of any of the above, then whoever made the demand, and in the case of shareholders, those shareholders holding more than half of the voting rights of the persons making the demand, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy within one half hour of the time scheduled for the beginning of the meeting, who hold or represent together at least 33 1/3% of the voting power in our company. A meeting adjourned due to lack of a quorum is generally adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the reconvened meeting, the meeting may be held with any number of participants. However, if the meeting was convened following a demand by the shareholders, the quorum will be that minimum number of shareholders authorized to make the demand.

In any shareholders' meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our board.

Most resolutions at a shareholders' meeting may be passed by a majority of the voting power of the company represented at the shareholders' meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of outside directors, approval of transactions with controlling shareholders and the approval for the chairman of the board to also serve as chief executive officer. See "Management—Duties of Office Holders and Approval of Transactions under the Israeli Law."

Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner in exercising his rights and duties towards the company and other shareholders, to refrain from prejudicing the rights of other shareholders and to refrain from abusing his power in the company. The rights and duties apply, among other things, to voting at the general meeting of the shareholders on any of the following matters: (1) amendments to the articles; (2) an increase in the company's authorized share capital; (3) a merger; or (4) an approval of those related party transactions that require shareholder approval.

In addition, any shareholder who: (1) is a controlling shareholder; (2) knows that its vote will determine the outcome of a shareholder vote; or (3) under the provisions of the articles, has the power to appoint or to prevent the appointment of an office holder in the company, is under a duty to act in fairness towards the company. Israeli law does not define the substance of this duty of fairness.

Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law

The Israeli Companies Law allows a merger to be effected without the need for court approval if the merger receives the approval of the boards of directors of each of the merging companies and a majority of the shareholders present and voting at the general shareholders' meeting of each of the merging companies. Israeli law also provides that in addition to the approval of the merger by the requisite majority at the shareholders' general meeting, if either party to the merger or its interested parties hold over 25% of the shares of the other party to the merger, then the majority must also include a majority of the shares held by those shareholders present and voting who do not have an interest in the other party. Israeli law does not require court approval of a merger other than in specified situations. However, upon petition by objecting shareholders or a creditor of a merging company, the court may delay or prevent the consummation of the merger, if it deems there to be a reasonable concern that as a result of the merger, the surviving company will not be able to meet the obligation to creditors of either of the merging companies.

A merger may not be completed until 70 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and until all required approvals have been obtained and submitted to the Registrar of Companies.

In addition, the Israeli Companies Law contains provisions dealing with arrangements between a company and its shareholders. These arrangements may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by at least 75% of the shares of participating shareholders and a majority of the shareholders voting at a shareholders meeting. In addition to shareholder approval, court approval of the transaction is required, which entails further delay.

The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the company's voting power. This rule does not apply if there is already another holder of 25% or more of the voting power of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds a majority of the voting power of the company.

An acquisition of shares following which the purchaser would become a holder of more than 90% of a public company's shares must be made by a tender offer for the purchase of all the remaining shares; if a tender offer is not accepted by holders of less than 5% of the company's issued shares, then the holders of the remaining shares must sell their shares to the acquirer on the terms of the tender offer, although they may petition the court to raise the offered price on the basis that it is an "unfair" price. However, the acquirer will not be permitted to acquire tendered shares, to the extent that the acquisition of those shares would bring the acquirer's holdings to 95% or less and more than 90% of the target company's shares, in which case the acquirer may only purchase the balance which will bring the acquirer's holdings to 90%. In addition, a shareholder who holds more than 90% of the shares of a public company may not purchase additional shares as long as the shareholder holds more than 90%. Shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder; and all rights are suspended as long as the shares are held by the acquirer.

In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984, may not be sold or transferred to third parties without the prior approval of a governmental committee. Approval for the sale or transfer of technology may be granted only if the recipient undertakes to abide by all of the provisions of the Law for the Encouragement of Industrial and Research Development and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that might be increased. These requirements could inhibit the acquisition of us by others.

Finally, Israeli tax law treatment of certain acquisitions, such as stock-for-stock swap between an Israeli company and a foreign company, may be less favorable than the treatment that may be applicable under U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. However, a stock-for-stock swap of listed securities will not be subject to taxation until the earlier of: (1) the time at which the shares will be sold; or (2) for 50% of the stock, the lapse of two years from the date of the transaction, and for the remaining 50%, the lapse of four years from the date of the transaction.

Transfer Agent

The transfer agent and registrar for the ordinary shares is the American Stock Transfer & Trust Company, New York, New York.

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

  •
  an individual citizen or resident of the United States;

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of holders of ordinary shares that are partnerships or other pass-through entities or persons who hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under "Israeli Taxation—Taxation of Non-Residents on Receipt of Dividends." A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 120-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company," a "foreign personal holding company" or a "foreign investment company" (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences if we are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income.

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

  •
  Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed Internal Revenue Service Form 8621, including the information provided in the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

  •
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

  •
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

  •
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

  •
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

  •
  A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on an analysis of our assets and income, we believe that we were not a PFIC for our tax year ended December 31, 2003. We currently expect that we will not be a PFIC in 2004. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current year ending December 31, 2004 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to "mark to market" the ordinary shares or to become subject to the "excess distribution" regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

Although a U.S. holder normally is not permitted to make a retroactive QEF election, a retroactive election may be made for a taxable year of the U.S. holder (the "retroactive election year") if the U.S. holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC-related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. holders should consult their tax advisors regarding the advisability of filing a protective statement.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividends paid in the United States on, and the receipt of the proceeds from the disposition of, the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders of Ordinary Shares

Except as described below, a non-U.S. holder of ordinary shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

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

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. We recommend that you consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

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

Under the Inflationary Adjustments Law, income and loss for tax purposes are adjusted for inflation on the basis of changes in the Israeli consumer price index. In addition, subject to limitations regarding depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index. Under a recent amendment to the Inflationary Adjustment Law, the Minister of Finance is authorized, with the approval of the Finance Committee of the Israeli parliament, to suspend the application of the Inflationary Adjustment Law for any particular year if the rate of inflation for that year was not higher than 3%. The Inflationary Adjustment Law was not suspended in 2002 or 2003.

Law for the Encouragement of Capital Investments, 1959

General.    The Law for Encouragement of Capital Investments, 1959 provides that capital investments in production (or other eligible assets) may, upon approval by the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. An Approved Enterprise is entitled to benefits, including Israeli Government cash grants, which are made available if it is located in a government designated development area, and tax benefits. As discussed below, our production facilities have been granted Approved Enterprise status.

Tax Benefits.    Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of up to 25% until the earlier of

  •
  the end of the seven year period (or ten in the case of a Foreign Investment Company as defined below) commencing in the year in which the Approved Enterprise first generates taxable income;

  •
  the end of the 12-year period from commencement of production; or

  •
  the end of the 14-year period from the date of approval of the Approved Enterprise status.

That income is eligible for further reductions in tax rates if the company qualifies as a Foreign Investors' Company, depending on the percentage of the foreign ownership of its equity. A Foreign Investors' Company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents. The tax rate is reduced to 20% if the foreign ownership of the foreign investment company is 49% or more but less than 74%; 15% if the foreign ownership of the Foreign Investors' Company is 74% or more but less than 90%; and 10% if the foreign ownership of the Foreign Investors' Company is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year.

In the event that a company is operating under more than one approval, or that not all of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

A company may elect to forego entitlement to the grants otherwise available under the Investment Law and, in lieu thereof, participate in an alternative benefits program, referred to as the Alternative Benefits Program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a period of ten years, six years or two years, depending on the geographical region of Israel in which the company is located. We participate in the Alternative Benefits Program, and, as our facilities are located in geographical "Zone A", the most preferred region in Israel for

Approved Enterprise purposes, we are exempt from corporate tax for a period of ten years from the date the first taxable income has been derived from each Approved Enterprise. The period of benefits expired in December 1999 for our first Approved Enterprise and will expire at the end of 2007 for our second Approved Enterprise. There can be no assurance that this benefit program will continue to be available or that we will continue to qualify for benefits under the current program.

Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if the company qualifies as a Foreign Investors' Company without any time limitations. This tax must be withheld at source by the company paying the dividend. A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to tax at a 15% rate but causes the company to be liable for corporate tax of 25% on the amount distributed, which, for this purpose also includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program.

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

The Law for Encouragement of Capital Investments expires on June 30, 2004, and, based on currently available information, the expiration of this law should not impact on the status of Approved Enterprises already approved before June 30, 2003 and thus should not affect our existing Approved Enterprises. The Israeli government is planning to amend the current Law for the Encouragement of Capital Investments, 1959.

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

  •
  amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

  •
  amortization of expenses incurred in some cases in connection with a public issuance of securities over a three-year period;

  •
  an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

  •
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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants between 20-50% of the project's approved budget, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the Office of the Chief Scientist. These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless a special governmental committee, in its discretion consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are sold or transferred to parties outside of Israel, if approved by the special governmental committee, we may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount depending on the portion of manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, or of the dollar amount plus interest, as applicable. The technology developed pursuant to the terms of these grants may not be sold or transferred outside of Israel, and may be sold or transferred to third parties within Israel only with the prior approval of the governmental committee. This approval is not required for the export of any products resulting from that research development. Approval of the sale or transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated thereunder, including the restrictions on the sale or transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

Each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee of the Office of the Chief Scientist. Expenditures supported under other incentive programs of the State of Israel are not eligible for Office of the Chief Scientist grants.

In March 2001, we reached an arrangement with the Chief Scientist whereby we are to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. We have not received any additional grants from the Office of the Chief Scientist since 2000. As of December 31, 2003, we had outstanding amounts due for the repayment of these grants totalling $1.1 million, and we have no additional payment obligations in connection with these grants.

Net Operating Loss Carryover

As of December 31, 2003, we had net operating loss, or NOL, carryovers for Israeli tax purposes of approximately $18.8 million which may be used to offset taxable income, subject to annual limitations. This NOL carryover has no expiration date.

Taxation of Shareholders' Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax. A foreign resident may reduce the tax rate used for the Inflationary Surplus to zero if calculated according to the exchange rate of the foreign currency lawfully invested in shares of the Israeli resident company, instead of the Israeli consumer price index. Real Gains accrued after January 1, 2003 are subject to capital gains tax of 25%, whereas assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time that the assets were held before and after January 1, 2003. Real Gains derived on or after January 1, 2003 from the sale of ordinary shares traded on the Tel Aviv Stock Exchange or on a foreign stock exchange recognized by the Israeli Ministry of Finance are subject to capital gains tax of 15%; however, non-residents are generally exempt from tax on gains from the sale of such shares, provided that the Real Gains are not derived by a non-resident's permanent establishment in Israel. We note that Nasdaq was recognized by the Israeli Ministry of Finance as a foreign stock exchange.

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

Taxation of Non-Residents on Receipt of Dividends

Nonresidents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel's Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more then 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, then the tax will be 15%.

F.    Dividends and Paying Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We file annual and special reports and other information with the Securities and Exchange Commission, or SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet Web site at http://www.sec.gov that contains reports and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system.

Our ordinary shares are quoted on the NASDAQ National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Information about us is also available on our Web site at http://www.camtek.co.il. Such information on our Web site is not part of this annual report.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, or Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.    Subsidiary Information.

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We currently do not hold or invest in derivative financial instruments for trading or other purposes and, as of December 31, 2003, we had no outstanding derivative financial instruments of any kind. We have no material market risk exposure of the type contemplated by Item 11, and, therefore, no quantitative tabular disclosures are required.

Our non-NIS denominated loans bear interest based on the LIBOR, and our NIS denominated loans are based on the Israeli prime interest rate. From time to time, we use short-term loans. As of December 31, 2003, our short-term loans were US Dollar denominated.

Most of our investments are compromised of short-term bank deposits which bear fixed interest rates.

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars, and the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. The opposite effect occurs when the dollar decreases in value in comparison to these currencies, which was the case in 2003. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the costs of our Israeli operations, mainly personnel and facility-related, are incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars and have an effect on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

An increasing portion of our expenses is incurred in the People's Republic of China. The Chinese currency is currently linked to the dollar. The Chinese government has been under increasing international pressure to permit the yuan to enter a full or limited free float. Should this linkage be discontinued by the Chinese government, and if the Chinese currency rises in value in relation to the dollar, our results of operations, in dollar terms, would be adversely affected.

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

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2003, we had net liabilities of approximately $7.3 million, denominated in NIS.

Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $73,000 or income for the same amount in case of evaluation or devaluation, respectively.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.    Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based upon the evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that we are required to disclose in reports filed under the Securities Exchange Act of 1934, as amended.

There have been no significant changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended) or in other factors during the fiscal quarter and fiscal year ended December 31, 2003 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting subsequent to the date of our most recent evaluation.

Item 16A.    Audit Committee Financial Expert

Our board of directors has determined that each of Messrs. Eran Bendoly and Haim Horovitz is qualified as an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K.

Item 16B.    Code of Ethics

On May 3, 2004, we adopted a Code of Ethics which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. We have filed a copy of the Code of Conduct as Exhibit 11 to this annual report and it is also available on our website, www.camtek.co.il. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our corporate headquarters in Israel.

Item 16C.    Principal Accounting Fees and Services

Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our external auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the Securities and Exchange Commission relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence.

The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, for their services to the Company for the year ended December 31, 2003:

Fee Category	Fees Paid to Goldstein Sabo Tevet for the Year Ended December 31, 2003	Fees Paid to Brightman Almagor & Co. for the Year Ended December 31, 2003
Audit Fees	$35,000	$40,000
Audit-Related Fees	$10,000	—
Tax Fees	$10,000	—
All Other Fees	$10,000	—
Total Fees	$65,000	$40,000

The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo Tevet CPA and Eisner LLP, an independent member of Baker Tilly International, for their services to the Company for the year ended December 31, 2002:

Fee Category	Fees Paid to Goldstein Sabo Tevet for the Year Ended December 31, 2002	Fees Paid to Eisner LLP for the Year Ended December 31, 2002
Audit Fees	$55,000	$100,000
Audit-Related Fees	$10,000	—
Tax Fees	$5,000	—
All Other Fees	$7,000	—
Total Fees	$77,000	$100,000

Audit Fees:    Consists of the aggregate fees billed for professional services rendered for the audit of the our annual financial statements and services that are normally provide by independent autditors in connection with statutory and regulatory filings or engagements.

Audit Related Fees: Consists of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include the review of interim financial statements.

Tax Fees: Consists of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding income tax and international tax compliance.

All Other Fees: Consists of the aggregate fees billed for products and services other than the services reported above. These services include consultations concerning financial accounting and reporting standards in view of the accounting policies required by the various governmental agencies.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not yet applicable to registrant.

Item 16E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not yet applicable to registrant.

PART III

Item 17.    Consolidated Financial Statements.

The Company has elected to furnish financial statements and related information specified in Item 18.

Item 18.    Consolidated Financial Statements.

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19.    Exhibits.

Exhibit No.	Exhibit
1.1	Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).‡
1.2
Articles of Registrant (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).
4.1
Amended and Restated Employee Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).
4.2
Amended and Restated Subsidiary Employee Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).
4.3
Employee Share Option Plan—Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-8, File No. 333-49982, filed with the Securities and Exchange Commission on November 15, 2000).
4.4
Executive Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-8, File No. 333-60704, filed with the Securities and Exchange Commission on May 11, 2001).
4.5
2003 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, File No. 333- 113139, filed with the Securities and Exchange Commission on February 27, 2004).
4.6
Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).
4.7
Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).
4.8
Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).
4.9
Registration Rights Agreement, by and between the Registrant and Priortech Ltd., dated March 1, 2004 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).
8.1
Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).
11.1	Code of Ethics.*
12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
14.1	Consent of Eisner LLP, an independent member of Baker Tilly International, and Goldstein Sabo Tevet.*
14.2	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, and Goldstein Sabo Tevet.*

‡
English translations from Hebrew original.

*
Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAMTEK LTD.
By:	/s/ RAFI AMIT Name: Rafi Amit Title: Chief Executive Officer

Date: June 25, 2004

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Ha'Emek, Israel

We have audited the accompanying consolidated balance sheet of Camtek Ltd. (the "Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the consolidated results of their operations, and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ BRIGHTMAN ALMAGOR & CO.	/s/ GOLDSTEIN SABO TEVET
Brightman Almagor & Co. Certified Public Accountants A member firm of Deloitte Touche Tohmatsu	Goldstein Sabo Tevet Certified Public Accountants (Isr.)
Tel Aviv, Israel February 18, 2004 (Except for Note 17 as to which the date is March 31, 2004)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Ha'Emek, Israel

We have audited the accompanying consolidated balance sheet of Camtek Ltd. (the "Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNER LLP	/s/ GOLDSTEIN SABO TEVET
Eisner LLP New York, New York	Goldstein Sabo Tevet Certified Public Accountants (Isr.) Tel Aviv, Israel

March 11, 2003

CAMTEK LTD.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$2,898	$12,837
Marketable securities	10,912	—
Accounts receivable—trade, net of allowance for doubtful accounts of $2,387 and $2,090	10,585	13,317
Inventories	12,028	13,687
Due from affiliates	519	2,652
Other current assets	1,497	1,794

Total current assets	38,439	44,287

Property and equipment:
Cost	12,911	13,066
Less—Accumulated depreciation	2,402	3,167

Fixed assets, net	10,509	9,899

Total assets	$48,948	$54,186

LIABILITIES
Current liabilities:
Short-term bank credit	$39	$2,300
Accounts payable	3,007	6,985
Other current liabilities	5,196	5,638

Total current liabilities	8,242	14,923
Long term loans	12	—
Accrued severance pay, net of amounts funded	378	412

Total liabilities	8,632	15,335

Commitments and contingent liabilities (Note 10)	—	—
SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,065,038, outstanding 27,053,419 in 2002 and 2003	125	125
Additional paid-in capital	43,266	43,801
Unearned compensation	(121)	(560)
Accumulated other comprehensive loss:
Unrealized holding loss on marketable securities	(8)	—
Accumulated deficit	(1,953)	(3,522)
Treasury stock, at cost (1,011,619 shares)	(993)	(993)

Total shareholders' equity	40,316	38,851

	$48,948	$54,186

CAMTEK LTD.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2001	2002	2003
Revenues:
Sales of products	$41,180	$19,103	$26,567
Service fees	2,888	3,490	4,574

	44,068	22,593	31,141

Cost of revenues:
Cost of products sold (including provision for inventory write-off in 2002 of $1,805)	18,930	12,226	13,214
Cost of services	2,721	3,220	3,460
Royalties to the Government of Israel	1,000	1,000	150

Total cost of revenues	22,651	16,446	16,824

Gross profit	21,417	6,147	14,317

Research and development costs:
Expenses	9,017	7,194	5,855
In-process research and development	3,634	—	—

Total research and development costs	12,651	7,194	5,855
Selling, general and administrative expenses	13,178	10,057	10,041
Restructuring expenses	547	—	—

Total operating expenses	26,376	17,251	15,896

Operating loss	(4,959)	(11,104)	(1,579)
Financial and other income, net	1,400	331	235

Loss before income taxes	(3,559)	(10,773)	(1,344)
Provision for Income taxes	152	519	225

Net loss	$(3,711)	$(11,292)	$(1,569)

Net loss per ordinary share:
Basic and diluted	$(0.17)	$(0.47)	$(0.06)

Weighted average number of ordinary shares outstanding:
Basic and diluted	22,043	24,166	27,053

CAMTEK LTD.
Consolidated Statements of Changes in Shareholders' Equity
(in thousands)

	Ordinary NIS 0.01 Par Value
			Number of Treasury Shares	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained earnings (Accumulated Deficit)
	Shares	Amount						Treasury Stock	Total	Comprehensive Loss
Balance—January 1, 2001	22,096	$112	—	$36,930	$(69)	$(253)	$13,050	$—	$49,770
Cancellation of share options	—	—	—	(3)	3	—	—	—	—
Exercise of share options	35	—	—	46	—	—	—	—	46
Compensation related to share options	—	—	—	324	(324)	—	—	—	—
Amortization of share options	—	—	—	—	228	—	—	—	228
Additional share issuance expense, net of tax benefits of $13	—	—	—	(101)	—	—	—	—	(101)
Unrealized holding gain on marketable securities	—	—	—	—	—	381	—	—	381	$381
Net loss	—	—	—	—	—	—	(3,711)	—	(3,711)	(3,711)

Comprehensive loss	—	—	—	—	—	—	—	—	—	$(3,330)

Purchase of 250 treasury shares	—	—	(250)	—	—	—	—	(592)	(592)

Balance—December 31, 2001	22,131	112	(250)	37,196	(162)	128	9,339	(592)	46,021
Exercise of share options	7	—	—	10	—	—	—	—	10
Amortization of share options	—	—	—	—	41	—	—	—	41
Issuance of common shares, net	5,927	13	—	6,060	—	—	—	—	6,073
Unrealized holding loss on marketable securities	—	—	—	—	—	(136)	—	—	(136)	$(136)
Net loss	—	—	—	—	—	—	(11,292)	—	(11,292)	(11,292)

Comprehensive loss	—	—	—	—	—	—	—	—	—	$(11,428)

Purchase of 762 treasury shares	—	—	(762)	—	—	—	—	(401)	(401)

Balance—December 31, 2002	28,065	$125	(1,012)	$43,266	$(121)	$(8)	$(1,953)	$(993)	$40,316
Cancellation of share options	—	—	—	(96)	96	—	—	—	—
Compensation related to share options	—	—	—	631	(631)	—	—	—	—
Amortization of share options	—	—	—	—	96	—	—	—	96
Unrealized holding gain on marketable securities	—	—	—	—	—	8	—	—	8	$8
Net loss	—	—	—	—	—	—	(1,569)	—	(1,569)	(1,569)

Comprehensive loss	—	—	—	—	—	—	—	—	—	$(1,561)

Balance—December 31, 2003	28,065	$125	(1,012)	$43,801	$(560)	$—	$(3,522)	$(993)	$38,851

CAMTEK LTD.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(3,711)	$(11,292)	$(1,569)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	618	890	788
In-process research and development	3,634	—	—
Loss on disposal of fixed assets	89	22	3
Amortization of unearned compensation	228	41	96
Changes in operating assets and liabilities, net of effects from acquisition in 2001:
Accounts receivable	(3,829)	3,233	(2,732)
Inventories	(286)	11	(1,659)
Due (from) to Priortech Ltd. and affiliates	1,882	(1,259)	(2,133)
Other current assets	(1,616)	814	(297)
Deferred taxes	89	550	—
Accounts payable	(3,662)	150	3,978
Other current liabilities	(3,010)	(888)	442
Accrued severance pay	150	71	34

Net cash used in operating activities	(9,424)	(7,657)	(3,049)

Cash flows from investing activities:
Purchase of marketable securities	(20,689)	(17,445)	—
Redemption of marketable securities	33,754	20,305	10,920
Acquisition of subsidiary, net of $1,159 cash acquired	(1,191)	—	—
Construction of building and purchase of other fixed assets	(7,434)	(240)	(220)
Proceeds from disposal of fixed assets	80	44	39

Net cash provided by investing activities	4,520	2,664	10,739

Cash flows from financing activities:
Proceeds from issuance of common shares, net	—	6,073	—
Increase (decrease) in short-term bank credit	2,800	(4,777)	2,261
Exercise of share options	46	10	—
Payment of long-term loans	—	(43)	(12)
Purchase of treasury shares	(592)	(401)	—
Payments for registration costs of common shares	(114)	—	—

Net cash provided by financing activities	2,140	862	2,249

Net increase (decrease) in cash and cash equivalents	(2,764)	(4,131)	9,939
Cash and cash equivalents at beginning of period	9,793	7,029	2,898

Cash and cash equivalents at end of period	$7,029	$2,898	$12,837

Supplemental disclosure of cash flow information:
Cash paid for interest	$295	$340	$169

See notes to consolidated financial statements

CAMTEK LTD.

Notes to Consolidated Financial Statements as of

December 31, 2002 and 2003

(Dollars in thousands)

Note 1—Business

Camtek Ltd. ("Camtek"), an Israeli company, is a majority owned (78%) subsidiary of Priortech Ltd., an Israeli company. Priortech Ltd. is listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automatic optical inspection, or AOI, systems and related products. Camtek's AOI systems are used to enhance both production processes and yields for manufacturers in three industries: the printed circuit board, or PCB, industry; the high density interconnect substrate, or HDI-S, industry; and the semiconductor manufacturing and packaging industry. Camtek's activities are conducted in one reportable business segment.

Note 2—Significant Accounting Policies

  a.    Basis of preparation:

The consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively the "Company"), are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated.

  b.    Estimates:

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

  c.    Foreign currency transactions:

The functional currency of the Company is the U.S. dollar. Substantially all revenues generated by the Company are from outside Israel and a majority thereof are received in U.S. dollars. In addition, most salaries, materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels ("NIS") where cost is linked to changes in the dollar/NIS exchange rate. A significant portion of the Company's expenses are incurred in Israel and paid for in NIS. Foreign currency gains included in financial and other income, net resulting from transactions not denominated in U.S. dollars amounted to $187, $112 and $396 in 2001, 2002 and 2003, respectively.

  d.    Cash equivalents:

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

  e.    Marketable securities:

Marketable securities consist of corporate bonds with maturities greater than three months and up to 18 months at the time of purchase. These securities, which are classified as available-for-sale, are carried at fair value, with unrealized gains and losses, net of any tax effect, reported in shareholders'

equity as accumulated other comprehensive income (loss). Amortization of premiums and discounts are included in interest income and are not material.

  f.    Inventories:

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined on a first-in first-out basis, or market.

  g.    Fixed assets:

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

The Company periodically assesses the recoverability of the carrying amount of fixed assets based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

  h.    Fair values of financial instruments:

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

  i.    Recognition of revenue:

The Company recognizes revenue from sales of its products when the products are installed at the customer's premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable and collectibility is reasonably assured.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

  j.    Warranty:

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

Changes in the product warranty obligations are as folows:

	2002	2003
Beginning of year	$942	$627
New warranties	1,036	1,282
Reductions	(1,351)	(1,152)

End of year	$627	$757

  k.    Income taxes:

Deferred income taxes are provided for temporary differences between assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for Income Taxes".

  l.    Research and development:

Research and development costs are expensed as incurred.

  m.    Loss per ordinary share:

Basic loss per ordinary share is calculated utilizing only weighted average ordinary shares outstanding. Diluted loss per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from the assumed exercise of share options. The effect of the exercise of outstanding share options and warrants would be anti-dilutive for the years ended December 31, 2001, 2002 and 2003 and have not been included in computing dilutive loss per ordinary share. Potentially dilutive options and warrants to purchase an aggregate of 1,719,204, 1,285,160 and 1,353,056 ordinary shares were outstanding at December 31, 2001, 2002 and 2003, respectively.

  n.    Stock-based compensation:

At December 31, 2003, the Company had five stock-based employee compensation plans which are described more fully in Note 12(c). The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations and, accordingly, recognizes compensation expense for the difference between the quoted market price of the underlying ordinary shares and the exercise price of the option at the date of grant. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for share options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, as amended by SFAS 148, allows the Company to continue to measure the compensation cost of employee options in accordance with APB 25, but requires the Company to disclose pro forma information regarding net income (loss) and per share data determined as if the Company had accounted for its employee share options under the fair value method of that statement.

The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all awards.

	Year Ended December 31,
	2001	2002	2003
Net loss, as reported	$(3,711)	$(11,292)	$(1,569)
Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	228	41	96
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(1,177)	(1,229)	(689)

Pro forma net loss	$(4,660)	$(12,480)	$(2,162)

Loss per share:
Basic and diluted—as reported	$(.17)	$(.47)	$(.06)

Basic and diluted—pro forma	$(.21)	$(.52)	$(.08)

The weighted average fair value of the options granted during 2001, 2002 and 2003 in applying the fair value method was estimated at $2.91, $2.32 and $2.15, respectively, using the Black-Scholes pricing model with the following assumptions:

	2001 Grant	2002 Grant	2003 Grant
Dividend yield	0	0	0
Volatility	83%	91%	97%
Risk-free interest rate	3.90%-4.86%	4.74%	3.04%-4.17%
Expected life	4	4	4-10

  o.    Recent Accounting Pronouncements:

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) special-purpose entities ("SPEs") created prior to February 1, 2003 (the company must apply either the provisions of FIN 46 or adopt early the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003); (ii) non-SPEs created prior to February 1, 2003 (the company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004); and (iii) all entities, regardless of whether an SPE, that were created subsequent to January 31, 2003 (the provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003). The adoption of FIN 46-R is not expected to have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

In September 2002, the EITF issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21, is effective for revenue arrangements beginning in the third fiscal quarter of

2003. The scope of EITF 00-21 deals with how a company should recognize revenue when it sells multiple products or services to a customer as part of an overall solution. For example, a company may sell its customer hardware, installation services, training and support as part of an overall solution. EITF 00-21 provides a framework for determining whether various elements in these types of arrangements involving multiple deliverables should be recognized as each element is delivered or whether amounts should be combined with other undelivered elements and recognized as a single unit.

In general, EITF 00-21 provides the following broad criteria for recognizing revenue in multiple element arrangements: (i) revenue should be recognized separately for separate units of accounting; (ii) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is complete; and (iii) consideration should be allocated among separate units of measure of accounting in an arrangement based on their relative fair values. The adoption of EITF 00-21, did not have a material effect on the Company's financial position and results of operations.

  p.    Reclassification:

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Note 3—Acquisition of Inspectech Ltd.

        In September 2001, the Company acquired all of the outstanding shares of Inspectech Ltd. ("Inspectech") for $2,350 in cash, including $100 in legal and other acquisition costs. The results of operations of Inspectech have been included in the consolidated financial statements since that date. Inspectech, which was merged into Camtek in December 2001, was an Israel-based developer and producer of AOI machines for the inspection of wafers to serve the semiconductor industry. The acquisition allowed the Company to develop a new line of inspection systems which were complementary to its then existing product lines.

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

To determine the value assigned to in-process research and development, the Company considered a number of factors, including appraisals. In-process research and development relates to the BIS automatic inspection system, which utilizes 3-D measurement capabilities to inspect wafers using next generation packaging technology. Fair value was determined based on the estimated cost to develop the system for commercial use and the stage of development at the date of acquisition. Assumptions utilized in determining estimated cost included the number of engineers and staff needed and the time required to develop the system, average compensation levels, cost of prototype materials and overhead and other related costs. Such amount was written off at the date of acquisition because technological feasibility had not been established and no future alternative uses existed.

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the above acquisition had occurred at the beginning of the 2001 year. The results of operations in 2001 excludes the amounts assigned to research and development assets that were written off at the date of acquisition.

Year Ended December 31, 2001
Revenue	$44,376
Operating loss	(8,081)
Net loss	(6,869)
Basic loss per share	(0.31)
Diluted loss per share	(0.31)

The Company granted a warrant to acquire 104,374 ordinary shares at an exercise price of $.01 to Inspectech's principal owner who continued to be employed by the Company. The Company recorded unearned compensation of $324 related to the grant. The warrant vests 50% on date of grant, 25% on the third anniversary of employment and 25% after the fourth anniversary of employment. Accordingly, based on the percentage vested, the Company amortized $162, $41 and $26 of unearned compensation for the years ended December 31, 2001, 2002 and 2003, respectively, which is included in selling, general and administrative expenses.

Note 4—Inventories

	December 31,
	2002	2003
Components	$4,106	$4,548
Systems partially completed	2,411	2,118
Completed systems, including systems not yet purchased at customer locations	5,511	7,021

	$12,028	$13,687

Note 5—Other Current Assets

	December 31,
	2002	2003
Due from Government of Israel agencies	$375	$410
Due from employees	201	133
Prepaid expenses	210	264
Advances to suppliers	67	419
Income receivable	165	12
Other	479	556

	$1,497	$1,794

Note 6—Fixed Assets

	December 31,
	2002	2003
Land	$624	$624
Building	7,543	7,543
Machinery and equipment	2,668	2,734
Office furniture and equipment	1,742	1,896
Automobiles	334	269

	12,911	13,066
Less accumulated depreciation	2,402	3,167

	$10,509	$9,899

In September 1998, the Company entered into a lease for a building in Israel to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor. The lease payments are based on, and the option price is equal to, the cost of constructing the building, plus financing costs and $595. If the option is exercised, the option price will be reduced for any payments made under the lease. The option expires on the fifth anniversary of the lease. The lease is for a term of 23 years and 8 months and commenced upon completion of construction and commencement of our occupancy in January 2002. The Company is being treated as the owner of the land and building based on construction financing having been provided by the Company and the terms of the lease. These assets are collateralized due to a loan described in note 7.

Depreciation and amortization expense related to fixed assets totaled $618, $890 and $788 for the years ended December 31, 2001, 2002 and 2003, respectively.

Note 7—Short-Term Bank Credit

	December 31,
	2002	2003
Loan in U.S. dollars, bearing interest of 3.5%	$—	$2,300
Other	39	—

	$39	$2,300

Borrowings under the bank loans are collateralized by all of the assets of the Company (including the land and the building).

Note 8—Other Current Liabilities

	December 31,
	2002	2003
Accrued compensation and related benefits	$1,597	$1,895
Government of Israel agencies	996	1,385
Accrued warranty costs	627	757
Commissions	477	506
Advances from customers and deferred revenues	646	585
Other	853	510

	$5,196	$5,638

Note 9—Severance Pay

Israeli law requires payment of severance pay in certain circumstances. The Company's severance pay liability to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds or recognized pension funds and by purchase of managers' insurance policies.

The amounts accrued and the portions funded with severance pay funds and by purchase of insurance policies are composed as follows:

	December 31,
	2002	2003
Accrued severance pay	$930	$1,125
Less amounts funded	552	713

Unfunded balance	$378	$412

The Company may only make withdrawals from the funds for the purpose of paying severance pay.

The severance pay liabilities covered by the pension funds are not reflected in the above amounts, as the severance pay liabilities have been irrevocably transferred to the pension funds.

Severance pay expense was $720, $578 and $484 in 2001, 2002 and 2003, respectively.

Note 10—Commitments and Contingent Liabilities

  a.    Operating leases:

The Company's subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2003, minimum future rental payments under these leases amounted to $461. In October 2000, the Company entered into an operating lease for vehicles for a period of 44 months. As of December 31, 2003, the minimum future rental payments were approximately $206.

At December 31, 2003, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending December 31,
2004	$430
2005	165
2006	51
2007	21

$667

Aggregate rent expense amounted to $451, $414 and $484 in 2001, 2002 and 2003, respectively.

  b.    Valuation and qualifying accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at Beginning Of Period	Provisions	Deductions	Balance at End of Period
2001	$(655)	$(716)	$236	$(1,135)
2002	(1,135)	(1,568)	316	(2,387)
2003	(2,387)	(628)	925	(2,090)

  c.    Disputed tax assessments with respect to the 1999, 2000, and 2001 tax years:

The Company received in December 2003, tax assessments, which it disputes, from the Israeli income tax authorities with respect to the 1999, 2000 and 2001 tax years, mainly regarding tax benefits according to Approved Enterprise status, pursuant to which the Israeli Income Tax Authorities assert that the Company owes tax in the amounts of $500,000, $4.5 million, and $1.7 million, respectively.

The Company disputes these assessments on both factual and legal grounds. In January 2004, the Company filed an objection to these assessments with the tax assessor. Any decision by the tax assessor with respect to the objection may in turn be appealed to the District Court and, in turn, to the Supreme Court.

The Company believes, based on both factual and legal grounds, that these assessments will be struck down in their entirety or in majority. Tax expenses in 2003 include a provision in the amount of $225 reflecting the probable costs of settlement of these assessments.

On March 31, 2004, the Company reached an agreement with the tax assessor (see Note 17).

        d.     Restriction regarding the sale of, or transfer of rights in, technology and the manufacture of products outside of Israel.

The Company is prohibited from selling or transferring rights in certain technology developed with grants received in prior years from the OCS to parties outside of Israel. In addition, the Company may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special government committee, and any approval of this nature may also require the Company to pay significantly higher royalties than the terms of the grants would otherwise require.

Note 11—Concentration of Risk

During the years ended December 31, 2001, 2002 and 2003, no customer accounted for 10% or more of the Company's revenue.

At December 31, 2002 and 2003 accounts receivable from one customer approximated $2,217 and $1,080, respectively.

Note 12—Shareholders' Equity

  a.    Initial public offering:

In July 2000, the Company sold 5,835,000 ordinary shares in an initial public offering ("IPO"). In connection therewith, the Company received proceeds of $34,957, net of offering costs of $5,875.

  b.    Issuance of rights:

On August 8, 2002, the Company offered to existing shareholders rights to purchase a total of 8,571,429 ordinary shares. Each shareholder was able to subscribe for rights to purchase one ordinary share for each 2.5536 ordinary shares held of record by that holder. The exercise price of the right was $1.05 per share. Upon exercise of the rights, the Company issued 5,926,730 new shares for $6,073, net of $150 of offering costs. Such shares were principally purchased by Priortech Ltd., which increased its ownership interest in the Company from 68% to 78%.

  c.    Share options:

As of December 31, 2003, the Company has five share option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

Options granted in July 2003:

  In July 2003, the Company granted options to purchase an aggregate of 501,200 ordinary shares to directors, executive officers and employees. All of these options were granted at an exercise price of zero. The options vest over 48 months from the date of the grant, with 30% to vest on each of the first three anniversaries of the grant date and the remaining 10% to vest on the fourth anniversary of the grant date.

  The Company recorded deferred stock-based compensation of $631 for the year ended December 31, 2003 in regard to this grant.

  As of December 31, 2003 options to purchase 487,200 shares were outstanding with exercise price of $0 per share.

2003 Share Option Plan:

  In October 2003, the Company adopted the 2003 Share Option Plan. The total number of options which may be granted to directors, officers, employees and consultants under this plan is limited to 998,800 options.

  In December 2003, the Company granted options to purchase an aggregate of 859,500 ordinary shares to directors, officers and employees. All of these options were granted at an exercise price at or above the estimated fair value per ordinary share at the date of grant. The options vest over 48 months from the date of the grant, with 30% to vest on each of the first three anniversaries of the grant date and the remaining 10% to vest on the fourth anniversary of the grant date. As of December 31, 2003 options to purchase 859,500 shares were outstanding with exercise price of $2.98 per share.

Cancellation during 2003:

  In June 2003, 1,278,804 options from previous plans were terminated.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2001		2002		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	1,294,042	$4.43	1,719,204	$4.19	1,285,160	$4.62
Granted	636,454	3.82	72,918	2.97	1,360,700	1.88
Cancelled	(176,496)	5.21	(499,452)	2.96	(1,292,804)	4.59
Exercised	(34,796)	1.33	(7,510)	1.33	—	—

Outstanding at year end	1,719,204	4.19	1,285,160	4.62	1,353,056	1.90

Exercisable at year end	615,148	2.79	697,346	4.81	—	—

  The following table summarizes information about share options at December 31, 2003:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00-$0.01	492,056	3.86	$0	—	—
$2.98-$3.29	861,000	9.99	$2.98	—	—

	1,353,056	7.76	$1.90	—	—

  d.    Treasury stock:

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

Note 13—Geographic Information

  Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of product as follows:

	Year Ended December 31,
	2001	2002	2003
China and Hong Kong	$13,463	$9,722	$10,520
Taiwan	5,763	5,956	10,717
Japan	2,845	1,332	2,563
Other Asia	3,143	1,170	1,139
United States	8,235	2,020	2,465
Western Europe	7,796	2,162	2,737
Rest of the world	2,823	231	1,000

	$44,068	$22,593	$31,141

Note 14—Selected Income Statement Data

  a.    Selling, general and administrative expenses:

	Year Ended December 31,
	2001	2002	2003
Selling	$10,212	$7,497	$7,383
General and administrative	2,966	2,560	2,658

	$13,178	$10,057	$10,041

  b.    Financial and other income (expense), net:

    Financial and other income (expense), net includes interest income of $1,784 (2001), $529 (2002) and $137 (2003) and interest expense of $365 (2001), $340 (2002) and $306 (2003).

  c.    Restructuring expenses:

    Restructuring expenses in 2001 consisted principally of payments aggregating $314 to terminated employees resulting from implementation of a plan to reduce costs due to a reduction in sales and expenses of $146 related to a leased facility vacated by the Company in connection with relocating its operations to its newly constructed facility.

Note 15—Taxes on Income

  a.    Tax under various laws:

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index ("CPI"). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

  b.    Tax benefits under the Law for Encouragement of Capital Investments, 1959:

The Company's production facilities have been granted "Approved Enterprise" status under the above law. The Company participates in the Alternative Benefits Program and, accordingly, income from its Approved Enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the Approved Enterprise first generates taxable income due to the fact that the Company operates in "Zone A" in Israel.

The period of benefits relating to the second Approved Enterprise production facilities will expire at the end of 2007. The tax benefits with regard to the first Approved Enterprise production facilities expired on December 31, 1999. In the event of distributions of cash dividends from tax-exempt income, the Company would have to pay the 25% tax in respect of the amount distributed (for this purpose the amount distributed includes the amount of the Company's tax that applies as a result of the distribution). The Company has decided to reinvest the amount of the tax-exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax-exempt income.

Undistributed taxable earnings in Israel, for which taxes have not been provided, aggregated $16,670 at December 31, 2003. The amount of tax that would be owed if such amounts were distributed would be approximately $4,200 at December 31, 2003.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations thereunder and the certificate of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage to the CPI and interest.

  c.    Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

  d.    Taxes on income included in the income statements:

The following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:

	Year Ended December 31,
	2001	2002	2003
Loss before income taxes(a)	$(3,559)	$(10,773)	$(1,344)

Theoretical tax benefit on the above amount at 36%	$(1,281)	$(3,878)	$(483)
Tax benefits arising from "approved enterprises"	(1,151)	—	—

	(2,432)	(3,878)	(483)
Increase (decrease) in taxes resulting from:
Losses for which no tax benefit has been recognized	612	4,206	1,415
Permanent differences, including difference between Israeli CPI-adjusted tax returns and dollar-adjusted financial statements—net	1,201	(200)	(945)
Other	(20)	(58)	3
Acquired in-process research and development expenses, not deductible for tax purposes	1,308
Nondeductible expenses	49	46	49
Interest income not subject to tax	(566)	(147)	—
Increase in valuation allowance related to deferred tax asset balance at beginning of year	—	550	—
Decrease in taxes resulting from utilization of carryforward tax losses in the United States for which deferred tax benefits were not provided in previous years	—	—	(39)
Tax expenses due to previous years	—	—	225

Actual tax expense	$152	$519	$225

(a) Consists of income (loss) as follows:
Israel	$(2,180)	$(7,503)	$874
Outside of Israel	(1,379)	(3,270)	(2,218)

	$(3,559)	$(10,773)	$(1,344)

Per share effect of tax benefits from "Approved Enterprises":
Basic	$.05	$.00	$.00
Diluted	$.05	$.00	$.00

Deferred tax assets consist of the following at December 31:

	2002	2003
Current:
Provision for doubtful accounts	$613	$550
Accrued warranty	30	19
Unearned revenue	134	93
Net operating losses carryforwards	4,832	5,614
Accrued vacation	108	128

	5,717	6,404
Valuation allowance	(5,717)	(6,404)

Current deferred tax asset, net of allowance	—	—

Long-term:
Offering costs	15	—
Other	110	62

	125	62
Valuation allowance	(125)	(62)

	—	—

	$—	$—

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established for the full amount of the tax benefits.

As of December 31, 2003, the Company has net operating loss ("NOL") carryovers for Israeli tax purposes of approximately $18,800, which may be used to offset taxable income, subject to annual limitations. Such NOL has no expiration date. In addition, foreign subsidiaries have NOL carryovers aggregating approximately $8,600, of which approximately $3,400 expires from 2004 to 2008, approximately $2,950 expires from 2021 to 2023 and approximately $2,250 has no expiration date.

  e.    Tax assement:

The Company received in December 2003, tax assessments, which it disputes, from the Israeli income tax authorities with respect to the 1999, 2000 and 2001 tax years. See notes 10(c) and 17.

Note 16—Transactions With Related Parties

	Year Ended December 31,
	2001	2002	2003
Rental expense to Priortech Ltd.	$70	$—	$—
Purchases from Priortech Ltd. (including affiliates)	1,712	532	733
Interest expense (income) to (from) Priortech Ltd.	55	29	(42)
Sales to Priortech Ltd.	(521)	—	(190)

The amount due from Priortech Ltd. and its affiliates at December 31, 2003 is primarily related to Israeli value added tax refunds.

Note 17—Subsequent Event

On March 31, 2004, the Company reached a settlement with the Israeli Income Tax Authorities over disputed assessments for the 1999, 2000 and 2001 tax years. The dispute concerned assessments received from the Israeli Income Tax Authorities, according to which the Company owed tax on its annual revenues in a total amount of $6.7 million for those three tax years. The assessment included four elements: (a) the tax benefits to which the Company is entitled in relation to its Approved Enterprise status under Israeli tax law, (b) the recognition of certain research and development costs, (c) the recognition of the Company's costs relating to its initial public offering in 2000 and (d) the inflationary adjustment of debentures which the Company acquired from the proceeds of its initial public offering in 2000. Under the settlement reached, the Company will pay the Israeli Income Tax Authorities a total of approximately $685,000 to settle the $6.7 million originally demanded of the Company. In addition, under the settlement, the Company may continue to calculate its applicable tax benefits for the subsequent years (2002 through 2007) of the Approved Enterprise program in which the Company currently participates and with respect to which the tax assessment pertained at the rates previously applied by the Company. The settlement amount will result in a one-time provision for income tax of approximately $460,000 in the first quarter of 2004, in addition to the $225,000 that was reserved for this purpose in the fourth quarter of 2003.

Exhibit No.	Exhibit
1.1
Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).‡
1.2
Articles of Registrant (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).
4.1
Amended and Restated Employee Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).
4.2
Amended and Restated Subsidiary Employee Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 8, 2002).
4.3
Employee Share Option Plan—Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-8, File No. 333-49982, filed with the Securities and Exchange Commission on November 15, 2000).
4.4
Executive Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-8, File No. 333-60704, filed with the Securities and Exchange Commission on May 11, 2001).
4.5
2003 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).
4.6
Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).
4.7
Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).
4.8
Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).
4.9
Registration Rights Agreement, by and between the Registrant and Priortech Ltd., dated March 1, 2004 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).
8.1
Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).
11.1	Code of Ethics.*
12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
14.1	Consent of Eisner LLP, an independent member of Baker Tilly International, and Goldstein Sabo Tevet.*
14.2	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, and Goldstein Sabo Tevet.*

QuickLinks

TABLE OF CONTENTS
Forward-Looking Statements
PART I
  Item 4. Information on the Company.
  Item 5. Operating and Financial Review and Prospects.
PART II
PART III
SIGNATURES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
CAMTEK LTD. Consolidated Balance Sheets (in thousands, except share data)
CAMTEK LTD. Consolidated Statements of Operations (in thousands, except per share data)
CAMTEK LTD. Consolidated Statements of Cash Flows (in thousands)
CAMTEK LTD. Notes to Consolidated Financial Statements as of December 31, 2002 and 2003 (Dollars in thousands)