Form 20-F
period 2004-12-31
CAMTEK LTD
filed 2005-06-30
CIK 1109138

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission file number 000-30664

Camtek Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel
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

27,078,647 Ordinary Shares, par value NIS 0.01

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

A.      Selected Consolidated Financial Data.

          We derived the statement of operations data for the years ended December 31, 2002, 2003 and 2004 and balance sheet data as of December 31, 2004 from the audited consolidated financial statements contained in this annual report. Those statements were jointly audited by Goldstein Sabo Tevet and Eisner LLP, an independent member of Baker Tilly International, regarding the years ended December 31, 2002 and 2003, and by Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, regarding the year ended December 31, 2004, all of whom are independent auditors, and whose reports with respect to these financial statements are included elsewhere in this annual report. We derived the statement of operations data for the years ended December 31, 2000 and 2001 from audited financial statements that are not included in this annual report.

          For all fiscal periods for which consolidated financial data are set forth below, our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	$50,534	$41,180	$19,103	$26,567	$63,353
Service fees	2,591	2,888	3,490	4,574	4,066
Total revenues	53,125	44,068	22,593	31,141	67,419
Cost of revenues:
Cost of products sold	21,670	18,930	10,421	13,214	28,193
Cost of services	2,486	2,721	3,220	3,460	3,168
Royalties to the Government of Israel	2,391	1,000	1,000	150	–
Write-off of inventory	–	–	1,805	–	–
Total cost of revenues	26,547	22,651	16,446	16,824	31,361
Gross profit	26,578	21,417	6,147	14,317	36,058
Research and development costs:
Expenses	7,037	9,017	7,194	5,855	7,328
Acquired in process research and development	–	3,634	–	–	–
Less royalty-bearing participation from the Government of Israel	2,086	–	–	–	–
Research and development costs, net	4,951	12,651	7,194	5,855	7,328
Selling, general and administrative expenses	9,919	13,178	10,057	10,041	15,953
Restructuring expenses	–	547	–	–	–
Aborted share issuance expenses					1,122
Operating income (loss)	11,708	(4,959)	(11,104)	(1,579)	11,655
Financial and other income (expenses), net	31	1,400	331	235	(359)
Income (loss) before income taxes	11,739	(3,559)	(10,773)	(1,344)	11,296
Provision for income taxes	848	152	519	225	449
Net income (loss)	$10,891	$(3,711)	$(11,292)	$(1,569)	$10,797

Earnings (loss) per ordinary shares outstanding:
Basic	$0.58	$(0.17)	$(0.47)	$(0.06)	0.40
Diluted	$0.57	$(0.17)	$(0.47)	$(0.06)	0.39

Weighted average number of ordinary shares outstanding:
Basic	18,692	22,043	24,166	27,053	27,114
Diluted	19,202	22,043	24,166	27,053	27,800

	December 31,

	2000	2001	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,793	$7,029	$2,898	$12,837	$9,141
Working capital	45,492	34,852	30,197	29,364	40,038
Total assets	65,727	61,254	48,948	54,186	68,643
Total debt	931	4,871	51	2,300	2,335
Shareholders’ equity	49,770	46,021	40,316	38,851	49,776

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

          The printed circuit board, high density interconnect substrate and semiconductor manufacturing and packaging industries are highly cyclical and expanded during 2004 after experiencing a prolonged and severe downturn, during which the overall rate of capital spending by printed circuit board and high density interconnect substrate manufacturers had been sharply cut and sales of our products had declined. As a result of this recovery, we saw during 2004 an increase in capital spending in the printed circuit board and high density interconnect substrate industries, and sales of our automated optical inspection, or AOI, systems to these manufacturers have increased. However, we cannot predict the length and strength of this recovery. In the first quarter of 2005, there was a decrease in demand from our clients in the printed circuit board industry, as a result of a capacity adjustment in that market. If this reduction in demand is not temporary, we have only a limited ability to reduce expenses because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during future downturns or capacity adjustments affecting the markets we serve.

We are in the process of penetrating a new market with our Falcon system, which targets the semiconductor manufacturing and packaging industry. If this system and related products are not accepted, or if this market fails to grow, our results of operations will be adversely affected.

          In the second quarter of 2004 we sold our first Falcon system, designed for the final inspection of silicon wafers to serve the semiconductor manufacturing and packaging industry, a market which we have only recently entered.

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

          We are expanding our product lines and customer base. Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers who are likely to order multiple systems, for new products and for new customers in new markets. The sales process in these cases generally involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of one to four months. The longest evaluation period is for new customers who are likely to order multiple systems. More evaluation time is devoted during the initial penetration period for new products and for new customers in new markets, since these circumstances usually require intensive engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, our finished goods inventory has increased, and our costs may increase disproportionately to our revenues as our product lines and customer base expand.

We operate an international sales organization. Recently, a substantial majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks.

          We have sold our systems in over 30 countries around the world. In 2004, our total sales increased on an absolute basis in almost all geographic markets. However, the majority of our growth in sales was due to the increase in sales to our customers in the Asia Pacific region. In 2004, our sales in the Asia Pacific region accounted for approximately 73.4% of our total revenues, including approximately 43.9% of our total revenues from sales in China and Hong Kong and 21.6 from sales in Taiwan. We also increased our presence in the region during 2004. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, political instability, trade restrictions, a downturn in economic or financial conditions, as well as any extraordinary events having an adverse effect on the economy or business environment in this region may cause a significant decline in our future revenues and may have an adverse effect on our results of operations. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles. Our results from operations may be adversely affected by changes in the economic or legal environment in China.

If the current economic recovery continues, we may encounter difficulties in purchasing key components and subsystems to meet increased customer demand.

          If the current economic recovery continues, our operations may have to further expand in order to meet increasing customer demand. In the current highly-competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. These suppliers and subcontractors cannot always supply such components and subsystems within the time frame demanded by our customers, and we are therefore required to predict, with less reliable indications of future demand, our future needs over a longer time horizon than in the past. If we do not order adequate components and subsystems, or if our suppliers and subcontractors are unable to timely meet our increased demand, we might not be able to adequately meet our customers’ demands. Our inability to satisfy any increase in customer orders could result in the loss of sales and could cause customers to seek products from our competitors.

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

          Competition in the markets we serve is intense. During 2001, 2002 and early 2003, competition intensified due to the low demand for the type of products that we manufacture, resulting from the general economic downturn during that time. Demand increased since the latter part of 2003, but if the trend of increasingly intense competition continues, it could mean lower prices for our products and a corresponding reduction in our gross margin. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected.

          Competitors currently sell systems that provide functionality similar to our products. In the printed circuit board industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen and ManiaBarco. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases. Our competitors in the high density interconnect substrate industry include Dainippon Screen, Orbotech and Utechzone. In the semiconductor manufacturing and packaging industry, our principal competitor and the dominant market participant is August Technology Corp., with additional competitors including Robotic Vision Systems, Topcon and Toray Industries.

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

          Third parties may assert claims that we have violated their patents or that we have infringed upon their intellectual property rights. Intellectual property claims have been asserted against us in the past and may be asserted against us in the future. Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could cost us a significant amount of money to defend and could divert management’s attention from our business.

          On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunction against the manufacture and sale by the Company of those systems, as well as pecuniary damages.

          On February 23, 2005, another lawsuit requesting temporary and permanent injunctions, as well as pecuniary damages, was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging patent infringement in connection with a patent, regarding illumination blocks (an apparatus for illuminating and controlling the illumination of scanned objects) used in our AOI systems, which already was the subject of earlier allegations made by Orbotech in a letter sent to us in 1998. The District Court in Jerusalem has granted Orbotech a temporary injunction under which we may not manufacture or sell a new illumination block which we were developing for customized special applications. We believe that the temporary injunction will not have a material effect on our business

          We believe that we have good defenses against Orbotech’s claims. However, we cannot assure you that we will be successful in our defense against Orbotech’s claims. If these claims are successful, they could have a negative impact on our business by impairing our ability to sell our systems, and they could result in pecuniary damages against us. Pecuniary damages awarded at the discretion of the court, if any, would be based either on the amount of any losses Orbotech incurred in sales of products due to our sales of infringing products or on the amount of profits earned by us from sales of infringing products. In the event we do not prevail against these claims, we may also be liable for any court costs and attorney’s fees incurred by Orbotech in connection with these litigations.

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

          We incurred net losses of $3.7 million, $11.3 million and $1.6 million for the years ended December 31, 2001, 2002 and 2003, respectively. We had net income of $10.8 million in 2004. However, we incurred a net loss of $2.4 million for the first quarter of 2005. We may not be able to sustain or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

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

          We generate most of our revenues in dollars but incur a significant portion of our salary and operating expenses in NIS, and some of these expenses are linked to Israel’s Consumer Price Index. In addition, we have an outstanding loan denominated in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which would increase our costs expressed in dollars.

          We incur a significant portion of our expenses in China in the Yuan, and these expenses may rise with our increasing activities there. The Yuan is currently linked to the dollar. While the value of the Yuan has generally been stable in recent years and has been controlled by China’s central government, it may fluctuate according to substantial changes in the political and economic conditions in China. The Chinese government is under continued international pressure to permit the Yuan to enter a full or limited free float. The appreciation of the Yuan against the dollar may adversely affect our results of operations in dollar terms.

Our dependence on a single manufacturing facility magnifies the risk of an interruption in our production capabilities.

          We have only one manufacturing facility, which is located in Migdal Ha’Emek, Israel. Any event affecting this site, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

          Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

—	the size, timing and shipment of substantial orders;

—	customer budget cycles and installation schedules;

—	product introductions;

—	the pricing of our products;

—	the timing of new product upgrades or enhancements;

—	temporary shifts in industry capacity

—	the timing of installation or, in some cases, of acceptance of our products by our customers; and

—	interest and exchange rates.

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

          If our Chairman and Chief Executive Officer, Mr. Rafi Amit, other members of our senior management or any of our key employees are unable or unwilling to continue to be employed by us, our business would suffer. We do not have a key man life insurance policy for Mr. Amit.

Our relationship with Priortech may give rise to conflicts of interest.

          From time to time, we purchase products of, or sell products to, other companies owned or controlled by Priortech, our principal shareholder, and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Although Israeli law imposes procedural requirements, including obtaining special shareholder approvals for interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these transactions and activities. In addition Mr. Amit acts as the Chief Executive Officer of the Company, on a full time basis as well as acting as Priortech’s Chairman of the Board Of Directors. Mr. Yotam Stern, our Executive Vice President, Business & Strategy, spends up to 40% of his time serving as the Chief Executive Officer of Priortech and other positions in the Priortech group.

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

          Based on an analysis of our assets and income, we believe that in 2004 we were not a PFIC. We currently expect that we will not be a PFIC in 2005. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2005 or in a future year. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “U.S. Federal Income Tax Considerations-Tax Consequences if we are a Passive Foreign Investment Company.”

Our share price has been volatile in the past and may continue to fluctuate in the future.

          Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2004 through May 31, 2005, the price of our ordinary shares ranged from $2.79 to $7.8. Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

—	quarterly variations in our operating results;

—	market conditions relating to our customers’ industries;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

—	large block transactions in our ordinary shares;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of our key personnel;

—	future sales of our ordinary shares; and

—	general stock market price and volume fluctuations.

          Stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general economic conditions, such as a recession, interest rate or currency rate fluctuations or political events or hostilities in Israel or the surrounding region could adversely affect the market price of our ordinary shares.

          In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. In the future, we could be the target of similar litigation. Securities litigation could be protracted, result in substantial costs and divert management’s attention and resources.

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

          Our principal offices and sole research and development and manufacturing facilities are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

—	any major hostilities involving Israel;

—	a full or partial mobilization of the reserve forces of the Israeli army;

—	the interruption or curtailment of trade between Israel and its present trading partners; and

—	a significant downturn in the economic or financial condition of Israel.

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

          We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the Approved Enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund those tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. In recent years, the Israeli government has reduced the benefits available under certain of its programs in which we do not participate. The termination or reduction of these programs and tax benefits could increase our tax rates, thereby reducing our net profits or increasing our net losses.

The government grants we received in the past for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel.

          From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade, or OCS, for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we have fully repaid the grants received by us from the OCS. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring rights in the technology developed with the grants to parties outside of Israel and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, except for special circumstances and with governmental consents, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay significantly higher royalties than the terms of the grants required. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

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

          Some provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and by a majority of the shares present and voting on the proposed merger at a shareholders’ meeting called upon at least 21 days’ notice. A merger may not be completed until at least 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies. The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by way of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. For more information on the provisions of Israeli law in these contexts, please see sections “Share Capital” and “Israeli Taxation.”

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

          Our principal executive offices are located at our new facilities in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel, and our telephone number is 011-972-4-604-8111. Our agent for service of process in the United States is Camtek USA, Inc., located at 301 RT. 66, Building B, 2nd Fl., Neptune, NJ 07753, telephone number (732) 695-1333. Our website is located at www.camtek.co.il. The information on our website is not incorporated by reference into this annual report.

B.      Business Overview.

          For discussion of capital expenditures and divestitures, see “Item 5 – Operating and Financial Review and Prospects- Liquidity and Capital Resources.”

Our Business

          We design, develop, manufacture and market automated optical inspection, or AOI, systems and related products. AOI systems are computerized systems which optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in three industries: the printed circuit board, or PCB, industry; the high density interconnect, or HDI-S, industry; and the semiconductor manufacturing and packaging industry. Our systems provide our customers with a high level of defect detection, are highly reliable and offer high throughput. We have sold more than 1,300 of our AOI systems in over 30 countries around the world, predominantly to the PCB industry, of which we believe over 950 systems are still in use. Our customer base includes a majority of the largest 100 PCB manufacturers worldwide. Our global, direct customer support network provides responsive, localized support for our installed base.

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

          The manufacturing process for multi-layer boards is comprised of three stages: the manufacture of production tools, including artwork and masks; the production of inner layers and their lamination into a single board; and the production of external layers. The majority of AOI systems in the PCB industry is used for inspection of inner layers. Today, the number of inner layers in a typical multi-layer PCBs typically ranges from four to 18, though certain high layer-count boards may consist of as many as 52 layers.. Inspection by AOI systems during the manufacturing process for the detection of defects in the inner layers prior to the lamination process is crucial, so that any defective individual layers may be repaired or replaced while still accessible. Once the multi-layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board.

The High Density Interconnect Substrate Market

          A consistent trend in the semiconductor manufacturing industry is to increase the number of transistors on each integrated circuit, or IC, also commonly known as a chip. At the same time the pursuit for miniaturization and lower costs drives the packaging industry towards smaller devices requiring more input/output connections across smaller areas. This trend has created the need for an advanced intermediate carrier between the IC and the PCB. In response to this challenge, the PCB industry has developed HDI-S, in which the substrate’s conductive lines and spaces are 12 to 50 µm (microns). Although HDI-S are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

          The HDI-S is connected to the PCB via an array of conductive solder balls, known as a ball grid array, or BGA. The IC is connected to the upper side of the HDI-S, either by wire bonding by means of small metal wires, or by “flipping” the IC and directly connecting its face to the HDI-S through an array of conductive bumps plated or stenciled on the upper side of the HDI-S and on the face of the IC, in what is known as flip chip BGA, or FCBGA, assembly.

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

Products

          Our AOI systems consist of:

—	a precise, movable table;

—	an optical assembly unit, either movable or fixed, which captures the image of the inspected product; and

—	an electronic hardware unit, which operates the entire system and includes embedded components that process the captured image in real time by using our proprietary algorithms.

          The inspected product is placed on the movable table and is scanned under the optical assembly unit. The optical assembly unit then captures the image of the product, while the electronic hardware unit processes the algorithms and detects any defects. The image of the defect is immediately available for verification by the system operator.

          We offer a broad range of systems for AOI of ICs, HDI-S and for PCBs. These systems are used to enhance production yields and assist in controlling manufacturing processes at wafer fabs, test and assembly houses, and PCB plants worldwide. We invest significant resources in research and development to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage and of our ability to adapt our technologies to evolving market needs come from our design philosophy and applicable know-how in basing its products on software-intensive architectures.

Automated Optical Inspection Systems for the PCB and High-Density Interconnect Substrate Industries

          Our products for these industries consist of the Dragon and Orion lines for the inspection of inner and outer layers of PCB panels; the Pegasus line for inspection of HDI-S; and special models dedicated for inspection of artwork and photo masks.

Dragon

          Dragon systems are high-throughput, automation-ready systems for inspection of all PCB types in a mass production environment. Dragon models are optimized for specific PCB technology ranges – from mainstream circuits of typically 100 µm (microns) conductor line width, up to high density substrates having 12 µm (microns) wide conductive lines. All Dragon models are designed to interface with automated material handling mechanisms provided by us or other automation suppliers. We believe that the combination of detection ability, scanning speed and automated material handling deliver outstanding value to customers. The Dragon was first introduced in March 2003.

Orion

          Orion systems are stand-alone AOI systems for high volume inspection of all PCB types. The Orion family has evolved gradually since its introduction in 2000. All Orion models retain an ergonomic user interface that supports high productivity and flexibility, allowing successive on-line inspection and verification, or solely inspection followed by off-line verification on a separate station. Like the Dragon family, Orion models are dedicated for various PCB technology ranges.

Pegasus

          The Pegasus line includes systems for automated inspection of finished organic substrates that are subsequently used in packaging of BGA and Chip Scale Package (CSP) devices. The Pegasus inspects the both sides of the substrate, searching for process and mechanical defects in particular in the gold-plated areas where the substrate will interconnect with the silicon die or the PCB. Pegasus models handle substrates in strip format in magazines or singular substrates in trays.

Automated Optical Inspection Systems for the Semiconductor Industry

Falcon

          The Falcon products integrate two-dimensional and three-dimensional inspection, metrology and analysis capabilities onto a single platform. These capabilities enable the Falcon to detect defects in the semiconductor die, which, if left undetected, may cause premature failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot electrical testing issues or control the integrity of the interconnect bump arrays made on dice intended for packaging in flip chip technology. The Falcon family currently includes models for inspection of wafers up to 200 mm and up to 300mm in diameter at the end of their production process in the wafer fab, before they undergo functional electrical testing and sorting (pre-sort stage). The same models can be used to inspect wafers at fabs, test and assembly houses after test and sort procedures, where it adds the value of monitoring the marks left by the testing probe. Another model handles wafers up to 300 mm in diameter after they have been diced. At that stage the Falcon adds the value of detecting dicing-related damage.

Customers

          Our customer base includes a majority of the largest 100 PCB manufacturers worldwide. Our customers, many of whom have multiple facilities, are located in over 30 countries throughout Asia, Europe and North America. No individual customer accounted for more than 10% of our total revenues during 2002, 2003 or 2004. In the HDI-S industry, our customers are typically dedicated HDI-S manufacturers, but also include large PCB manufacturers who have separate HDI-S manufacturing facilities. Our HDI-S customers are predominantly located in Taiwan, Japan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductors.

          The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,

	2002	2003	2004

	(in thousands)
China and Hong Kong	$9,722	$10,520	$29,576
Taiwan	5,956	10,717	14,574
Japan	1,332	2,563	3,533
Other Asia	1,170	1,139	5,341
United States	2,020	2,465	8,116
Western Europe	2,162	2,737	4,780
Rest of the World	231	1,000	1,499

Total	$22,593	$31,141	$67,419

Sales, Marketing and Customer Support

          We have established a global distribution and support network throughout the territories in which we sell our products, including the Asia Pacific region, Japan, North America and Europe. We believe that this is an essential factor in our customers’ decision to purchase our products. We primarily utilize our own employees to provide these customer support services. We may expand our network into additional territories as market conditions warrant.

          As of December 31, 2004, 154 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the shift in our sales from North America and Europe to the Asia Pacific region, we adjusted our sales organization accordingly during the past two years, and significantly expanded our sales, marketing and support teams in the Asia Pacific region.

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

Competition

          The markets in which we operate are highly competitive. In the PCB industry, our principal competitor is Orbotech, with additional competitors including Dainippon Screen, Lloyd Doyle and ManiaBarco. Our competitors in the HDI-S industry include Dainippon Screen, Orbotech and Utechzone. In the semiconductor manufacturing and packaging industry, our primary competitor is August Technology, with additional competitors including Robotic Vision Systems, Topcon and Toray Industries.

          We believe that the principal elements of competition in the AOI market are:

—	product capabilities (defect detection, throughput, uptime, performance);

—	product versatility and flexibility;

—	product ease of use;

—	timely delivery of product;

—	local customer service and technical support; and

—	product price.

          We believe that we compete effectively on all of these factors.

Capital Expenditures

          The following table shows our principal capital expenditures in fixed assets for the last three years:

	December 31,

	2002	2003	2004

	(in thousands)
Real Estate	$–	$–	$191
Building	(13)	–	30
Machinery and equipment	111	66	315
Office furniture and equipment	142	154	293
Automobiles	–	–
Total	$240	$220	$829

          We currently do not have any material capital expenditures in progress.

Legal Proceedings

          On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunction against the manufacture and sale by the Company of those systems, as well as pecuniary damages.

          On February 23, 2005, another lawsuit requesting temporary and permanent injunctions, as well as pecuniary damages, was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging patent infringement in connection with a patent, regarding illumination blocks (an apparatus for illuminating and controlling the illumination of scanned objects) used in our AOI systems, which already was the subject of earlier allegations made by Orbotech in a letter sent to us in 1998, regarding an illumination block. The District Court in Jerusalem has granted Orbotech a temporary injunction under which we may not manufacture or sell a new illumination block which we were developing for customized special application. We do not believe that the temporary injunction will have a material effect on our business.

          We believe that we have good defenses against Orbotech’s claims. However, we cannot assure you that we will be successful in our defense against Orbotech’s claims.

          We are not a party to any other material legal proceedings.

C.      Organizational Structure

          Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of HDI-S. Based on sales, PCB Technologies, a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 77.8% of our outstanding ordinary shares. We did not sell any AOI systems to Priortech in 2002 and 2003, but did sell to a subsidiary of Priortech an AOI system for $230,000 in 2004 and a photo plotter for $190,000 in 2003. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

D.      Property, Plants and Equipment

          Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. In September 1998, we entered into a lease for these facilities to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor, which was exercised by us. These facilities occupy 74,000 square feet, of which 28,000 square feet are devoted to the manufacture of our products. We believe that our production capacity is sufficient for our current and expected levels of sales.

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

          We sell our AOI systems internationally. The majority of sales of our AOI systems in 2004 was to PCB manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. In 2004, our sales to customers in the Asia Pacific region accounted for approximately 73.4% of our total revenues, including approximately 43.9% of our total revenues from sales in China and Hong Kong and 21.6% from sales in Taiwan. We expect that this trend of increased production of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future, but at a reduced rate than took place in 2004.

          In addition to revenues derived from the sale of AOI systems and related products, we generate revenues from providing maintenance and support services for our products. We expect our service revenues to increase as our installed base increases. We generally provide a one year warranty with our systems. Accordingly, service revenues are not earned during the warranty period. Our service revenues, and gross profit derived from these revenues, decreased in 2004 since fewer systems were sold during the industry downturn (during 2001-2003), therefore fewer warranties expired. We expect service revenues to grow in 2005 due to the higher rate of sales of systems during 2003 and 2004.

          Our customers are increasingly requiring that we deliver our products with short lead times. In order to meet our customers’ needs in the timeframe they require, we need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. This need to pre-stock our component and subsystem inventory is compounded by the fact that, in times of increasing demand in our industry, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. In order to compensate for these unexpected delays, we have had to predict our needs further into the future, which increases the risk that our predictions may not correspond to our actual future needs. The uncertainties involved in these longer term estimates during times of business expansion tend to increase the level of component and subsystem inventories.

          Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers who are likely to order multiple systems, for new products and for new customers in new markets. The sales process generally involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at a customer’s site for side-by-side competitive evaluations for a period of one to four months. During the initial penetration period for new products and for new customers in new markets, the evaluation period is typically extended, since there are usually more intensive engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, our finished goods inventory has increased. A significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems. We expect that this inventory will continue to increase as our business, product lines and customer base expand.

          During the industry downturn in 2001, 2002 and early 2003, we implemented several cost cutting and adjustment programs and measures. These measures included reductions in salaries, bonuses and professional service fees, selective layoffs on a worldwide basis and restructuring of production, research and development and sales and marketing resources. Our cost reduction programs and measures resulted in a reduction in the level of our expenses during 2002 and 2003. Since our business expanded in 2004, we increased salaries and restore bonus arrangements, which were cut during the reduction programs.

Critical Accounting Policies

          The Securities and Exchange Commission defines critical accounting policies as those that are, in management’s view, most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue Recognition of Product Sales. We recognize revenues from the sales of our products when the products are installed at the customer’s premises and are operating in accordance with the products’ specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received and the price is fixed or determinable and collectability is reasonably assured.

          Our products are only installed by our qualified technicians. Thus, before we recognize the revenue from the sale of a product and consider the sales cycle completed, our technicians must install our product at the customer’s premises, activate the product according to its specifications and then certify completion of such installation and activation.

          Our revenue recognition policy requires that we make a judgment as to whether collectability is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer’s payment history and its financial strength, as demonstrated by its financial reports or through a third-party credit check. In some cases, we secure payments by a letter of credit or other instrument.

Valuation of Accounts Receivable. We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs. The following table is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31, 2002, 2003 and 2004:

	As of December 31,

	2002	2003	2004

	(in thousands)
Balance at beginning of period	$(1,135)	$(2,387)	$(2,090)
Provisions	(1,568)	(628)	(1,229)
Deductions	316	925	1,083
Balance at end of period	$(2,387)	$(2,090)	(2,236)

In establishing these allowances for doubtful accounts, we took into account the industry downturn and global economic recession in 2001, 2002 and the beginning of 2003.

Valuation of Inventory. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item’s past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future. For example, in the third quarter of 2002, we took a one-time inventory write-off charge of $1.8 million to account for obsolete inventory. Most of this write-off was a result of major engineering enhancements to components of our Orion product line that improved its performance while significantly reducing the costs of goods sold. We wrote off the inventory items that would not be used in future sales due to these enhancements.

Recent Accounting Pronouncements

          In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also requires the allocation of fixed production overhead inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 should be applied prospectively. The Company does not expect the adoption of SFAS 151 to have material effect on the Company’s results of operations.

          In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, and its authoritative interpretations. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and director services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees. SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The provisions of SFAS 123(R) apply beginning with the Company’s 2006 fiscal year. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29”. This Statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Revenues increased 116% to $67.4 million in the year ended December 31, 2004 from $31.1 million in the year ended December 31, 2003, primarily as a result of the upturn in the global electronics industry, which resulted in our customers’ increasing capital equipment spending. Sales of products increased 138% to $63.4 million in the year ended December 31, 2004 from $26.6 million in the year ended December 31, 2003. The mixture of products sold and their configuration varieties make it very difficult to estimate average selling prices and pricing trends. However, we estimate that the average selling prices of our AOI systems increased by approximately 6% during 2004 compared to 2003. The introduction of new products and the increased quantity of AOI systems sold during 2004 were the main factors contributing to our revenue increase.

          In 2004, our total sales increased on an absolute basis in all geographic markets; in addition, the relative significance of certain geographic markets as a percentage of our total sales has continued to shift from Europe and the United States to the Asia Pacific region. Sales also increased due to the successful penetration of our Dragon system, continuing penetration of our Pegasus system and the introduction of our Orion Fine Line system to the packaging market. We have also started to recognize sales to the semiconductor manufacturing sector by introducing our Falcon system.

          Service fees decreased by 11.1% to $4.1 million in the year ended December 31, 2004 from $4.6 million for the year ended December 31, 2003. This decrease reflected the decrease in sales of system in 2002 which resulted in lower service fees in 2004.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead, provisions for warranties and royalty payments to the Government of Israel. These expenditures are only partially affected by sales volume. In 2004, we experienced an increase in gross profit and gross margins, primarily due to increased sales which provided the economies of scale benefits. Our gross profit on product sales increased by $22 million to $35.2 million in 2004, compared to $13.2 million in 2003. Our gross profit on service revenue decreased by $216,000 in 2004, compared to $1.1 million in 2003. Our total gross profit increased by $21.8 million to $36.1 million in 2004 from $14.3 million in 2003, representing an increase of 152.3%. Our gross margin improved to 53.5% in 2004, compared to a gross margin of 46% in 2003.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts . Total research and development expenses for 2004 were $7.3 million, compared to $5.9 million in 2003. Research and development expenses increased in 2004, due in part to increased research and development projects (an increase of $646,000) and an increase of $447,000 resulting from an increase in headcount and raised salaries and bonuses that had been reduced in the past two years.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, doubtful debt, professional services and rent costs. Our selling, general and administrative expenses, increased 56.5% to $16.0 million in 2004 from $10.0 million in 2003. Selling, general and administrative expenses as a percentage of revenues decreased in 2004 to 23.7% from 32.2% in 2003 mainly due to economies of scale. In 2004 we continued the restructuring and strengthening our sales infrastructure especially in the Asian territory. We increased our sales and service employee headcount raising expenses by $2.0 million, expenses related to revenue volume such as agent commissions were increased by $1.0 million, traveling expenses increased by $333,000 and shipping expenses increased by $1.3 million.

Financial and Other (Expenses) Income, Net. We had net financial expense of $359,000 in 2004, as compared to net financial income of $235,000 in 2003. These changes related primarily to exchange rate influence and interest paid. Changes in currency rates resulted in income of $80,000 in 2004 and $396,000 in 2003. In 2003, this income was offset by interest expenses of $450,000, while in 2004, we had interest expense of $ 169,000.

Provision for Income Taxes. We had a provision for income tax of $499,000 in 2004 due to a settlement we reached with the Israeli Income Tax Authorities regarding certain tax assessments. This compares to a provision of $225,000 in 2003. The 2003 provision reflected our estimate of the probable cost of settlement of these tax assessments.

Net Income. Our net income increased to $10.8 million in 2004 compared to a net loss of $1.6 million in 2003. This increase in net income was primarily due to an increase in our revenues.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. Revenues increased 37.8% to $31.1 million in the year ended December 31, 2003 from $22.6 million in the year ended December 31, 2002, primarily as a result of the upturn in the second half of 2003 in the global electronics industry, which resulted in our customers’ increasing capital equipment spending. Sales of products increased 39.1% to $26.6 million in the year ended December 31, 2003 from $19.1 million in the year ended December 31, 2002. Our mix of products sold and their configuration varieties make it very difficult to estimate average selling prices and pricing trends. However, we estimate that the average selling prices of our AOI systems increased by approximately 6% during 2003 compared to 2002. The introduction of new products and the increased quantity of AOI systems sold during 2003 were the main factors contributing to our revenue increase.

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

Gross Profit. In 2003, we experienced an increase in gross profit and gross margins, primarily due to increased sales, lower costs of goods sold due to the resulting economies of scale and our continued efforts at cost cutting in all areas. Our revenues increased in 2003 by $8.5 million, while our cost of revenues remained at almost the same aggregate level as in 2002, some non-recurring charges and fixed expenses were reduced and our variable costs were increased. The main fixed costs and non-recurring factors that were decreased in 2003 compared to 2002 were a decrease in royalties to the Government of Israel by $850,000, an inventory write-off in 2002 of $1.8 million, which did not recur in 2003, and a decrease in factory overhead expenses of $384,000. Our gross profit on product sales increased by $7.3 million to $13.2 million in 2003, compared to $5.9 million in 2002. Our gross profit on service revenue increased by $844,000 to $1.1 million in 2003, compared to $270,000 in 2002. Our total gross profit increased by $8.2 million to $14.3 million in 2003 from $6.1 million in 2002, representing an increase of 132.9%. Our gross margin improved to 46.0% in 2003, compared to a gross margin of 27.2% in 2002.

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

Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $10.0 million in 2003 and $10.1 million in 2002. Selling, general and administrative expenses as a percentage of revenues decreased in 2003 to 32.2% from 44.5% in 2002 due to economies of scale. We restructured our selling, general and administrative organization by shifting a significant portion of our sales efforts from the United States to the Asia Pacific region, where employee costs are lower, by focusing more on direct sales and less on sales that require payments of commissions to external sales representatives, by implementing general cost cutting measures in professional services and by reducing the number of our executive management positions.

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

B.       Liquidity and Capital Resources.

          Our cash and cash equivalent balances totaled approximately $9.1 million at December 31, 2004 and $12.8 million at December 31, 2003. We had no investments in marketable securities as of December 31, 2004 or December 31, 2003. Our cash and marketable securities consisted mainly of money raised through equity offerings in 2000 and 2002. We raised approximately $36.0 million from our initial public offering in 2000 and approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002. Our working capital was approximately $40.0 million at December 31, 2004 and $29.4 million at December 31, 2003. Our decrease in cash and cash equivalents during 2004 was mainly due to the sharp increase in inventory levels as a result of our wide product variety and to a sharp increase in our accounts receivable due to our increased level of sales. In addition, we drew on our existing credit line with our primary lender, Bank Leumi, in the amount of $2.3 million.

          Cash flow from operating activities

          For the year ended December 31, 2004, we had negative cash flow from operations of $1.8 million, primarily due to an increase in our inventories of $11.2 million, and due to an increase in our accounts receivable of $8.8 million. For the year ended December 31, 2003, we had negative cash flow from operations of $3.0 million, primarily due to an increase in our accounts receivable of $2.7 million, in amounts due from Priortech and its affiliates of $2.1 million and in inventories of $1.7 million, partially offset by an increase in accounts payable of $4.0 million. The increase in our receivables, payables and inventory was a reflection of our increased level of activity during 2003. The amounts due from Priortech primarily related to Israeli value added tax refunds belonging to us, which were received by Priortech due to the fact that we are part of a consolidated group with Priortech for purposes of Israeli value added tax matters. All amounts due, as of December 31, 2003, to us from Priortech have since been paid.

          Cash flow from investing activities

          Cash flow used by investing activities in 2004 was $0.8 million, mainly due to investment in fixed assets. Cash flow provided by investing activities in 2003 was $10.7 million, mainly due to the redemption of marketable securities. Cash flow provided by investing activities in 2002 was $2.7 million, also mainly due to the redemption of marketable securities.

          Capital expenditures for 2004 were $829,000, compared to $220,000 in 2003, and $240,000 in 2002. Most of the capital expenditures in 2004 were for the purpose of replacing obsolete equipment and machinery and renewing office furnishings. Our capital expenditure budget for 2005 is approximately $800,000.

          The short-term bank credit will continue to be available to us after repayment, even if we repay any amounts outstanding, subject to the terms of the credit agreement with Bank Leumi. Under the terms of this credit facility, we may draw down up to NIS 26 million, the equivalent of approximately $5.8 million. The terms of this credit facility require that our shareholders’ equity, net of intangible assets, treasury stock, deferred expenses and accounts payable from related entities, remain at or above 45% of the total value represented by our consolidated balance sheet, and further require us to maintain a cash balance of at least $2.0 million in the form of either bank deposits or non-encumbered bonds rated no lower than AA. We have also undertaken not to effect a merger or change of control without the consent of Bank Leumi, and to furnish the bank with our financial statements. Borrowings under the Bank Leumi loan are collateralized by all of our assets. There is no guarantee that we can maintain compliance with all the conditions imposed by Bank Leumi in connection with the credit line, and, therefore, the credit line may not be available to us in the future.

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

Effective Corporate Tax Rate

          Our production facilities are the subject of several “investment programs,” and have been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959. We are entitled to a tax holiday for a period of ten years from the year in which we, as an Approved Enterprise, first earn taxable income. The periods of benefits relating to our investment programs which received Approved Enterprise status expire at different times. The tax benefits with regard to our first investment program which received Approved Enterprise status expired on December 31, 1999, and the tax benefits with regard to our second approved investment program will expire at the end of 2007. Income related to our first investment program is now subject to a 34% corporate tax rate. The percentage of our income which will be subject to the 34% tax rate is dependent on the increase in our revenues in comparison to the revenues in the year in which each additional investment program was approved and other factors. In 2005, approximately 10% of our taxable income will be subject to the 34% corporate tax rate.

          As of December 31, 2004, we had net operating loss, or NOL, carryovers for Israeli tax purposes of approximately $5.1 million, which may be used to offset taxable income, subject to annual limitations. This NOL carryover has no expiration date. In addition, foreign subsidiaries have NOL carryovers totaling approximately $9.7 million, of which approximately $4.1 million expire between 2005 to 2009, approximately $2.5 million expire between 2021 to 2023 and approximately $3.1 million have no expiration date. `

          In the event that we operate under more than one approval or that our capital investments are only partly approved, our effective tax rate will be a weighted combination of the various applicable tax rates.

Disclosure About Market Risk

          The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars, and the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. The opposite effect occurs when the dollar decreases in value in comparison to these currencies, which was the case in 2004. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the costs of our Israeli operations, mainly personnel and facility-related, are incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars and have an effect on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

          An increasing portion of our expenses is incurred in the People’s Republic of China. The Chinese currency is currently linked to the dollar. The Chinese government has been under increasing international pressure to permit the Yuan to enter a full or limited free float. Should this linkage be discontinued by the Chinese government, and if the Chinese currency rises in value in relation to the dollar, our results of operations, in dollar terms, would be adversely affected.

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

C.       Research and Development, Patents and Licenses.

          We believe that intensive research and development are essential to our business. We devote substantial research and development resources to developing new products and to improving our existing products to meet our customers’ evolving needs. We have dedicated teams with expertise in image processing software and algorithms, electronic hardware, electro-optics, physics, mechanics and systems design.

          Our product development efforts over the past two years have resulted in the introduction of several new AOI systems, including the new models in the Dragon series, and Orion series as well as automated material handling systems for the Dragon series for the PCB market. the Pegasus the Lam, new models in the Orion series for the HDI-S market and the Falcon for the semiconductor manufacturing and packaging market.

          Our research and development efforts are primarily focused on:

—	increasing the throughput of our AOI systems;

—	improving our defect detection capabilities; and

—	reducing the number of false alarms.

          In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into improving our Falcon and Dragon family of products. We believe our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

          As of December 31, 2004, we had 76 employees engaged in research and development, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $7.2 million, $5.9 million and $7.3 million for the years ended December 31, 2002, 2003 and 2004, respectively, representing 31.8%, 18.8% and 10.7% of total revenues for the years then ended.

           We will continue to devote our research and development resources to maintaining and extending our technology leadership position. In 2005 and 2006, we expect to introduce new products and capabilities for all of our target markets.

          In general, we rely on a combination of our copyrights, trade secrets, patents, trademarks and non-disclosure agreements to protect our proprietary know-how and intellectual property. We also enter into confidentiality agreements with key employees and with all of the subcontractors who develop and manufacture components for use in our products. We cannot be certain that actions we take to protect our proprietary rights will be adequate nor can we be certain that we will be able to deter reverse engineering or that there will not be independent third-party development of our technology

          We have eight patents pending with the Patent Cooperation Treaty organization, six patents pending in Israel, and one patent registered in the United States, Japan and Israel. Several of these patents relate to our AOI technology developed for the semiconductor industry. We consider aspects of many elements of our AOI systems to be proprietary to us.

D.       Trend Information.

          During 2001, 2002 and early 2003, competition in the industries we serve intensified due to the low demand for AOI systems, resulting from the general economic downturn during that time. Demand for AOI systems increased from the latter part of 2003 through the third quarter of 2004, though there was a capacity correction in the first quarter of 2005. There are two general trends that we believe are driving this increased demand. First, as electronic equipment becomes more complex, AOI equipment becomes more critical to the manufacturing process. Second, the recovery of the global electronics industry drove manufacturers in these industries to increase their investment in capital equipment. This increase led to an increase in demand for our systems both for expansion and for the replacement of existing systems.

          In 2004, the majority of sales of our AOI systems were to PCB manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. We expect that this trend toward the manufacturing of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future, though at a lower rate.

E.       Off-Balance Sheet Arrangements.

          We do not have any arrangements or relationships with entities that are not consolidated into our financial statements and are reasonably likely to materially affect our liquidity or the availability of our capital resources.

F.       Contractual Obligations and Other Commercial Commitments.

As of December 31, 2004, we had contractual obligations and commercial commitments of:

	Payment Due in

Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years

	(in thousands)

Long-term debt obligations	$–	$–	$–	$–	$–
Capital lease obligations	–	–	–	–	–
Operating lease obligations (1)	1,163	446	694	23	–
Purchase obligations	–	–	–	–	–
Other long-term obligations (2)	1,185	411	443	194	137

Total	$2348	$857	$1,137	$217	$137

(1)	In May 2004, we entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2004, the minimum future rental payments were approximately $ 1,163.

(2)	Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2004, minimum future rental payments under these leases amounted to $1,185. .

Item 6.	Directors, Senior Management and Key Employees.

A.       Directors and Senior Management.

          The following table sets forth information with respect to our directors, executive officers and key employee as of the date of this annual report. The address of our directors, executive officers and key employee is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150 Israel.

Name	Age	Title

Rafi Amit	56	Chairman of the Board of Directors and Chief Executive Officer
Yotam Stern	52	Executive Vice President, Business & Strategy and Director
Meir Ben-Shoshan	74	Director
Haim Horowitz	56	Director
Eran Bendoly	41	Director
Moshe Amit	60	Executive Vice President and Chief Financial Officer
Yuval Attias	37	Controller
Amir Gilead	54	Vice President, Semiconductor and Packaging Division
Adi Corem	52	Vice President, Operations
Jacob Yavor	46	Vice President, Printed Circuit Board and HDI-S Division
Roni Flieswasser	44	Chief Technology Officer and President of Camtek Europe
Roy Porat	38	President of Camtek Hong Kong

          Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit has a B.Sc. in Industrial Engineering and Management from Technion – Israel Institute of Technology. Mr. Rafi Amit is the brother of Mr. Moshe Amit.

          Yotam Stern has served as an executive of ours since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. Mr. Stern has a B.A. in Economics from Hebrew University of Jerusalem.

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

          Haim Horowitz has served on our Board of Directors since November 1998. Mr. Horowitz has also been the manager of the operating and financial control department of DSP Group, a fabless semiconductor company. Between 1999 and 2003, Mr. Horowitz served as Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacturer. Between 1994 and 1999, he served as Treasurer of Menen Medical Ltd., and from 1993 to 1994, he served as the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993, Mr. Horowitz served as Treasurer of Elscint, Inc., a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from Technion – Israel Institute of Technology.

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

          Moshe Amit has served as one of our executive officers since October 1994 and since February 2001 has served as our Executive Vice President and Chief Financial Officer. From 1987 until 1994, Mr. Amit served as the President of PCE, Inc., a New Jersey-based company affiliated with us, which, until 2001, sold and serviced PCBs and AOI systems. Mr. Amit has a B.Sc. in Industrial Engineering and Management from Technion – Israel Institute of Technology. Mr. Moshe Amit is the brother of Mr. Rafi Amit.

          Yuval Attias has served as our Controller since February 1999, prior to which Mr. Attias was an accountant with Somekh Chaikin, the Israeli affiliate of KPMG Peat Marwick. Mr. Attias has a B.A. in Economics and Accounting from Haifa University and is a registered CPA in Israel.

          Amir Gilead has been employed by us since March 2000, and since November 2001, has served as our Vice President, Semiconductor and Packaging Division. From 1999 until March 2000, Mr. Gilead served as President and Chief Executive Officer of Advanced Automation International Inc., a startup in the semiconductor equipment manufacturing industry. From 1990 until 1999, Mr. Gilead held various executive positions with Kulicke & Soffa, a semiconductor equipment manufacturer. Mr. Gilead has a B.Sc. and an M.Sc. in electrical engineering from Technion – Israel Institute of Technology.

          Adi Corem has been employed by us since November 1998 and has served as our Vice President, Operations since January 2001. From 1988 to November 1998, Mr. Corem served as the Operations Manager of Volta Carmiel Ltd., a manufacturer of plastic products. From 1984 to 1988, Mr. Corem worked as a Projects Manager in Elbit Systems Ltd., a military technology developer and producer. Mr. Corem has a B.Sc. in Industrial Engineering from Technion – Israel Institute of Technology.

          Jacob Yavor has been employed by us since 1987 and has served as our Vice President, Printed Circuit Board and HDI-S Division since May 2002. Mr. Yavor has a B.Sc. in Computer Engineering from Technion – Israel Institute of Technology.

          Roni Flieswasser established the then European branch of Camtek in September 1995, prior to the establishment of Camtek Europe NV. Prior to joining Camtek, Mr. Flieswasser worked with AOI systems at Orbotech, and was a partner for four years in a software company specializing in business applications.

          Roy Porat has served as President of Camtek Hong Kong since September 2003. From 2001 until September 2003, Mr. Porat served as President of our U.S. subsidiary, Camtek USA, Inc. From 1999 to 2000, Mr. Porat served as the Chief Executive Officer of Aeronautics Ltd. From 1994 to 1999, Mr. Porat served in various executive positions at our affiliate, PCB Technologies. Mr. Porat has a B.Sc. in Industrial Engineering from Technion – Israel Institute of Technology.

B.       Compensation.

Compensation of Executive Officers and Directors

          The aggregate remuneration paid by us in the year ended December 31, 2004 to all the persons listed in the table under “Directors, Executive Officers and Key Employees,” except for Mr. Yuval Attias, was approximately $2,158,000, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the reimbursement of their expenses. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

          Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, our Chief Executive Officer. The agreement has a two-year term, which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit’s employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, is our sole property. Pursuant to his employment agreement, Mr. Amit may dedicate up to 20% of his time to work for Priortech or any of the Priortech entities. Mr. Amit is currently engaged full time in his employment with the Company. The employment agreement may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

          Effective January 1, 1998, we entered into an employment agreement with Mr. Yotam Stern, our Executive Vice President, Business & Strategy. The agreement has a two year term which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Stern’s employment and for a two-year period after the termination of his employment. Pursuant to his employment agreement, Mr. Stern may dedicate up to 25% of his time to work for Priortech or any of the Priortech entities. In May 2005, our shareholders approved an amendment to this agreement under which Mr. Stern may dedicate up to 40% of his time to work for Priortech or any of the Priortech entities. The employment agreement may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, terminate Mr. Stern’s employment immediately upon the occurrence of various circumstances, including a breach of fiduciary duty.

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

          The Chairman of our Board of Directors and Chief Executive Officer is Mr. Rafi Amit, who also serves as our general manager. Under the Israeli Companies Law, the general manager of a public company may not hold the position of Chairman of the Board unless that designation is approved at the general meeting of shareholders, by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. This approval requirement need not be met if the total number of shares not held by controlling shareholders of the company which are voted against the resolution represents 1% or less of all of the voting rights. The designation may be approved for a term of up to three years and may be re-approved by the same majority for an additional three-year term each time. At our annual general shareholders’ meeting held in July 2003, our shareholders authorized Mr. Rafi Amit to continue to hold the position of general manager for an additional period of up to three years.

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

          Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving a one year term which expires at our 2006 annual general meeting of shareholders. Each of our outside directors, Messrs. Haim Horowitz and Meir Ben-Shoshan, is serving a three year term in accordance with the Israeli Companies Law, which will expire at our annual general meeting of shareholders to be held in 2006.

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

          The outside directors must not have any “relationship” with us. For this purpose, “relationship” means any employment, business or professional relations, either in the present or in the preceding two years. An individual whose relatives, business partners, employers or controlled companies have a relationship with us may not serve as an outside director. In addition, an individual whose other business affairs may cause a conflict of interest with the performance of his duties as an outside director or interfere with his ability to serve as such, may not serve as an outside director. Also, at least one of the outside directors must have financial and accounting expertise and the other must have professional qualifications, as defined in regulations promulgated under the Israeli Companies Law.

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

          The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, the Nasdaq Stock Market, or Nasdaq, has adopted amendments to its requirements for companies that are listed on Nasdaq. We believe that we are currently in compliance with, and we intend to take all actions necessary for us to maintain compliance with, the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the Securities and Exchange Commission and the listing standards of Nasdaq.

          Under the Nasdaq listing requirements, we are required to have a majority of independent directors on our Board of Directors. Messrs. Haim Horowitz, Meir Ben-Shoshan and Eran Bendoly all qualify as our independent directors under Nasdaq rules.

Internal Auditor

          The board of directors of an Israeli public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. An internal auditor may not hold any other position in the company, have any business affairs outside of the company which may create a conflict of interest with his or her duties as internal auditor or be an “interested party”. For this purpose, an “interested party” is a person who holds 5% or more of the company’s shares, serves as or has the power to appoint a director to or the chief executive officer of the company, is otherwise personally employed by the company or serves on its board or is a relative of any of these parties. The only exception to the rule against an internal auditor being employed by the company is that the internal auditor may serve as an ombudsman, provided that this does not interfere with the performance of the duties of the internal auditor. In addition, the internal auditor may not be a member of the company’s independent accounting firm. We currently have an internal auditor who meets the independence requirements of Israeli law.

Committees of the Board of Directors

          The Israeli Companies Law provides that a public company must appoint an audit committee and may also appoint other committees to the board of directors, unless otherwise specified in the Company’s Articles. The board of directors may delegate its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Powers that may not be delegated include, among others, the power to distribute dividends, the determination of general company policy, the issuance of securities, the issuance of shares (unless such issuance is under an employee share option plan) and the approval of financial reports. However, those matters can be delegated to committees for the purpose of making recommendations to the full board of directors. According to the Companies Law, a committee to which powers have been delegated shall be composed only of directors. However, a committee whose purpose is only to make a recommendation can be composed of non-directors unless otherwise specified in the Company’s Articles. According to the Companies Law, at least one outside director must be appointed to serve on each committee of the board, excluding the audit committee, which must be comprised of at least three directors, including all of the outside directors of the Company. However, the Sarbanes-Oxley Act and the Nasdaq listing requirements require that all members of the audit committee be independent. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides service to it, a controlling shareholder, or a relative of any such individual. Our Board of Directors has an audit committee and a compensation committee.

Audit Committee. The Audit Committee oversees and approves the retention, performance and compensation of our independent auditors and establishes and oversees the implementation of procedures concerning our systems of internal accounting and auditing control. The Audit Committee is also responsible for identifying deficiencies in the management of our business and proposing solutions for any such deficiencies, and, in accordance with the Israeli Companies Law and the Sarbanes-Oxley Act, approving certain acts and transactions that involve conflicts of interest or that involve interested parties. The members of our Audit Committee are Messrs. Meir Ben-Shoshan, Eran Bendoly and Haim Horowitz, all of whom are independent directors in accordance with Nasdaq listing requirements. Messrs. Bendoly and Horovitz qualify as financial experts for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements, and Messrs. Ben-Shoshan and Horowitz qualify as outside directors under Israeli Companies Law.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our employees, including our executive officers, and the terms of any bonus, share options or other awards to be provided to our employees, including our executive officers. Under Israeli law, all compensation arrangements with a general manager who is not a director require the approval of the board of directors. Arrangements regarding the compensation of directors require approval of the audit committee, the board of directors and the shareholders, in that order, and if the director holds a controlling interest in the company, special shareholder approvals are required. See “Duties of Office Holders and Approval of Transactions under Israeli Law.” The members of our Compensation Committee are Messrs. Horowitz, Ben-Shoshan and Bendoly.

Duties of Office Holders and Controlling Shareholders and Approval of Transactions under Israeli Law

Office Holders

          The Israeli Companies Law codifies the duty of care and the fiduciary duties that office holders have towards the company. An office holder’s duty of care includes the duty to act as a “reasonable” office holder would have acted in the same position and under the same circumstances. An office holder’s fiduciary duty requires the office holder to act in good faith and for the good of the company, which includes:

—	avoiding conflicts of interest between the office holder’s position with the company and his personal affairs;

—	avoiding any competition with the company;

—	avoiding the exploitation of the company’s business opportunities for personal gain; and

—	revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position.

An “office holder,” under the Israeli Companies Law, is anyone serving, regardless of formal title, as a director, general manager, chief executive officer, executive vice president, vice president, or any other executive reporting directly to the general manager. Each person listed in the table under “Directors, Executive Officers and Key Employees” is one of our office holders, with the exception of our controller. All arrangements as to compensation of office holders who are neither directors nor controlling shareholders are approved by our compensation committee. The compensation of office holders who are directors or controlling shareholders, and any other employee who is a controlling shareholder, and as of March 17, 2005, also a close relative of such controlling shareholder as defined in the Companies Law), must be approved also by our Audit Committee, our Board of Directors and our shareholders, in that order. Special shareholder voting procedures are required for the approval of compensation of office holders or employees who are also controlling shareholders or any relative thereof.

Disclosure of Personal Interest

          The Israeli Companies Law requires an office holder or controlling shareholder of a company to disclose any personal interest in an existing or proposed transaction with the company, no later than at the first board meeting in which the transaction is discussed. A personal interest also includes an interest in any company in which the person, his or her close relative or any entity in which such person or close relative has a personal interest, is a direct or indirect 5% or greater shareholder, is a director or the general manager or has the right to appoint at least one director or the general manager. Board approval is required to approve the transaction, and no transaction that is adverse to the company’s interest may be approved. Approval by the company’s audit committee and board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, is not on market terms or is likely to have a substantial effect on the company’s profitability, assets or liabilities. A director who has a personal interest in a matter may not be present at a board of directors or audit committee meeting during discussions or vote on the matter. However, a director with a personal interest may be present if the transaction to be discussed is not an extraordinary transaction, or if a majority of the audit committee members or the directors, as the case may be, has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

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

Required Approval. Extraordinary transactions with a controlling shareholder (and as of March 17, 2005, also a controlling shareholder’s close relative) or in which a controlling shareholder (or its relative) has a personal interest, and the terms of compensation of a controlling shareholder or a relative of a controlling shareholder who is a director, executive officer or employee, require the approval of the audit committee, the board of directors and the shareholders of the company. This shareholder approval must include the majority of shares voted at the meeting. In addition, either:

—	the majority must include at least one-third of the shares of disinterested shareholders voted at the meeting; or

—	the total number of shares of disinterested shareholders voted against the transaction must not exceed one percent of the aggregate voting rights in the company.

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

Approval of Certain Specific Extraordinary Transactions. According to regulations promulgated under the Israeli Companies Law, the following specific kinds of extraordinary transactions with a controlling shareholder do not require shareholder approval, provided that the audit committee and the board of directors have approved the transaction and determined that it is one of the following:

—	the extension of an existing transaction which was previously approved in accordance with the Israeli Companies Law, provided no material change has been made to the terms of the extended transaction;

—	a transaction that benefits only the company;

—	a transaction made in accordance with the terms of a framework transaction previously approved in accordance with the requirements of the Israeli Companies Law;

—

a transaction constituting part of a transaction with a third party or a joint offer to contract with a third party, provided that the benefit to the company does not materially differ than that to the controlling shareholder, taking into account the proportional interest of each of the parties; or

—

a transaction between companies controlled by a common controlling shareholder or between a public company and its controlling shareholder, provided that the transaction is on market terms, is in the ordinary course of business and does not adversely affect the interests of the company.

Insurance, Indemnification and Exemption

          Our Articles provide that, subject to the provisions of the Israeli Companies Law, we may:

(1)	Obtain insurance for our office holders covering their liability for any act performed in their respective capacities as an office holder with respect to:

	—	a violation of the duty of care to us or to another person;

	—	a breach of fiduciary duty, provided that the office holder acted in good faith and had reasonable grounds to assume that the act would not cause us harm; and

	—	a monetary liability imposed on an office holder for the benefit of another person.

(2)

Undertake to indemnify our office holders or to indemnify an office holder retroactively for a liability imposed or approved by a court, and for reasonable legal fees incurred by the office holder in his or her capacity as an office holder, in proceedings instituted against the office holder by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted, or in connection with criminal proceedings or other proceedings in which the office holder was investigated or but not indicted, or as a result of a conviction for a crime that does not require proof of criminal intent or as result of proceeding in which a monetary liability was imposed regarding a crime that does not require proof of criminal intent. An advance undertaking to indemnify an office holder must be limited to categories of events that can be reasonably foreseen in light of the Company’s activities, and to an amount which is reasonable under the circumstances, as determined by the board of directors.

We may exempt, in advance, an office holder from all or part of his or her responsibility for damages occurring as a result of a breach of his or her duty of care. However, we may not exempt, in advance, an office holder for breach of his or her duty of care in respect distribution of dividends. We may also approve an action taken by the office holder, even if performed in breach of his or her fiduciary duty, if the office holder was acting in good faith, the action does not adversely affect us and the office holder has revealed to the board his or her personal interest in the action.

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

D.      Employees.

Employees

          The following table sets forth for the last three years, the number of our employees engaged in the specified activities:

	As of December 31,

	2002	2003	2004

Executive management	8	7	8
Research and development	80	72	74
Sales support	63	58	94
Sales and marketing	32	50	59
Administration	25	32	36
Operations	41	46	67
Total	249	265	338

          The following table sets forth for the last three years, the number of our employees located in the following geographic regions:

	As of December 31,

	2002	2003	2004

China (including Hong Kong)	36	51	78
Taiwan	21	28	32
Japan	5	5	6
Other Asia	6	7	17
Europe	11	8	10
North America	19	17	18
Israel	151	149	177
Total	249	265	338

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

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 27,078,647 ordinary shares outstanding as of June 15, 2005.

	Beneficial Ownership
	Number of Ordinary Shares(1)	Percentage

Rafi Amit(2)	21,045,230	77.8%
Yotam Stern(3)	21,108,230	78.0%

Directors and executive officers as a group (11 persons)(4)	21,507,360	79.4%

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

(2)

As a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech. Includes Mr. Amit’s interest in ordinary shares beneficially owned by Priortech. Mr. Amit does not directly own any of our ordinary shares.

(3)

As a result of a voting agreement relating to a majority of Priortech voting equity, Mr. Stern may be deemed to control Priortech. Includes Mr. Stern’s interest in ordinary shares beneficially owned by Priortech. Mr. Stern directly owns 63,000 of our ordinary shares.

(4)

Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 336,688 of our ordinary shares. Our controller is not one of our executive officers.

Share Option Plans

General. We currently maintain five share option plans. The purpose of our option plans is to afford an incentive to our officers, directors, employees and consultants and those of our subsidiaries, to acquire a proprietary interest in us, to increase their efforts on our behalf and to promote the success of our business.

          As of December 31, 2004, there were 1,250,000 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $1.98, exercisable at various dates through July 2013.)

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

The Share Option Plans. In September 1997, we adopted a share option plan (the “1997 Share Option Plan”) under which options to purchase our ordinary shares were granted to employees, as determined by the board from time to time. This plan was amended in 2000 and in 2003, each time in order to comply with new Israeli tax legislation.

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

Options Granted During 2004. No options were granted by us during the year ended December 31, 2004.

          We have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under all of our option plans. Ordinary shares issued pursuant to these share option plans are eligible for resale in the public market.

          As of December 31, 2004, there were outstanding options exercisable for 375,300 ordinary shares at an average weighted exercise price of $1.98 per share, and unvested options exercisable for 874,700 ordinary shares at an average weighted exercise price of $ 1.98.

Item 7.	Major Shareholders and Related Party Transactions.

A.       Major Shareholders.

           The following table provides information regarding the beneficial ownership of our ordinary shares as of June 15, 2005, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 27,078,647 ordinary shares outstanding as of June 15, 2005.

	Beneficial Ownership

	Number of Ordinary Shares*	Percentage

Priortech Ltd.	21,045,230	77.8%

          * A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd. Priortech’s principal executive offices are located at Industrial Zone, Migdal Ha’Emek 23150, Israel.

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

Ordinary Course Transactions and Activities with Priortech and its Affiliates

          From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $532,000, $733,000 and $1,122,000 in 2002, 2003 and 2004 respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms is comparable to the best offer we could obtain from a third party. We did not sell any of our systems to Priortech in 2002 or 2003, we sold a photo plotter for $190,000 to a subsidiary of Priortech in 2003 and our total revenues from sales to affiliates of Priortech in 2004 were $230,000. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and us bear interest at LIBOR plus 1%. As of December 31, 2004, the remaining balance owed to us by Priortech and its affiliates under transactions made in the ordinary course of business with them was $479,000 and as of March 31, 2005 this balance stood at $327,000.We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

Registration Rights Agreement with Priortech

          On March 1, 2004, we entered into a registration rights agreement providing for us to register with the SEC certain of our ordinary shares held by Priortech. This registration rights agreement may be used in connection with future offerings of our ordinary shares, includes, among others, the following terms: (a) Priortech is entitled to make up to three demands that we register our ordinary shares held by Priortech, subject to delay due to market conditions; (b) Priortech will be entitled to participate and sell our ordinary shares in any future registration statements initiated by us, subject to delay due to market conditions; (c) we will indemnify Priortech in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions other than information provided by Priortech, and Priortech will indemnify us in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions in written statements by Priortech made for the purpose of their inclusion in such registration statements; and (d) we will pay all expenses related to registrations which we have initiated, except for certain underwriting discounts or commissions or legal fees, and Priortech will pay all expenses related to a registration initiated at its demand in which we are not participating.

          On December 30, 2004, the Registration Rights Agreement with Priortech was amended. The amendment concerns primarily the grant of unlimited shelf registration rights thereunder to Priortech with respect to its holdings in us, and the assignability of those shelf registration rights to its transferees.

Employment Agreements with Messrs. Rafi Amit and Yotam Stern

          Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, our Chief Executive Officer. Pursuant to his employment agreement, Mr. Amit may dedicate up to 20% of his time to work for Priortech or any of the Priortech entities (for further details see “Employment Agreements”).

          Also effective January 1, 1998, we entered into an employment agreement with Mr. Yotam Stern, our Executive Vice President, Business & Strategy. Pursuant to his employment agreement, Mr. Stern may dedicate up to 40% of his time to work for Priortech or any of the Priortech entities (for further details see “Employment Agreements”).

          Mr. Rafi Amit works on a full time basis for us and therefore receives a full time salary, while Mr. Yotam Stern receives 60% of a full time salary, from us. Mr. Stern is compensated directly by each of the Priortech entities for which he works. Mr. Rafi Amit also serves as the Chairman of Priortech, and Mr. Yotam Stern also serves as the Chief Executive Officer and as a director of Priortech.

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

A.      Offer and Listing Details.

Price History of Ordinary Shares.

          Since April 22, 2004, the primary trading market for our ordinary shares has been the Nasdaq National Market, where our ordinary shares are listed and traded under the symbol “CAMT”. From February 5, 2003 through April 21, 2004, our ordinary shares were listed and traded on the Nasdaq SmallCap Market, and from July 28, 2000 through February 4, 2003, our ordinary shares were listed and traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares:

	High	Low

Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2000 (from July 28)::	$11.06	$6.00
Fiscal Year Ended December 31, 2001:	8.75	1.59
Fiscal Year Ended December 31, 2002:	3.90	0.31
2003:
First Quarter	0.42	0.29
Second Quarter	1.27	0.33
Third Quarter	2.16	0.95
Fourth Quarter	3.64	1.75
Fiscal Year Ended December 31, 2003:	3.64	0.29
2004:
First Quarter	7.80	3.18
Second Quarter	6.03	3.77
Third Quarter	5.63	3.31
Fourth Quarter	4.86	3.10
Fiscal Year Ended December 31, 2004:	7.80	3.10
First Quarter 2005	4.29	3.23
Monthly Market Prices for the Most Recent Six Months
December 2004	4.86	4.46
January 2005	3.59	3.75
February 2005	4.29	3.64
March 2005	3.60	3.23
April 2005	3.41	2.79
May 2005	3.31	2.84
June 2005 until June 23, 2005	3.17	2.86

          For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE. During such period, the trading activity on the TASE in our ordinary shares was insignificant. At our request, our ordinary shares were de-listed from the TASE.

B.      Plan of distribution.

          Not applicable.

C.      Markets.

          As noted above, the Company’s ordinary shares are traded on the Nasdaq National Market under the symbol “CAMT”.

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

General

          Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 27,078,647 ordinary shares are outstanding and fully-paid.

          The ordinary shares do not have preemptive rights. The ownership and voting of our ordinary shares of Israel are not restricted in any way by our Articles, or by the laws of the State of Israel, except for shareholders who are citizens of countries in a state of war with Israel. Under the Israeli Companies Law, Israeli companies may purchase and hold their own shares, subject to the same conditions that apply to distribution of dividends (see “Dividend and Liquidation Rights”). These shares do not confer any rights whatsoever for as long as they are held by us. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares, and these shares do not confer any voting rights for as long as they are held by the subsidiary.

Transfer of Shares and Notices

          Ordinary shares are issued in registered form. Ordinary shares registered on the books of the transfer agent in the United States may be freely transferred on the transfer agent’s books. Each shareholder of record is entitled to receive at least 21 days prior notice for a general meeting of the shareholders.

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

Voting, Shareholders’ Meetings and Resolutions

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

          Most resolutions at a shareholders’ meeting may be passed by a majority of the voting power of the company represented at the shareholders’ meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of outside directors, approval of transactions with controlling shareholders and the approval for the chairman of the board to also serve as chief executive officer. See “Management -Duties of Office Holders and Approval of Transactions under the Israeli Law.”

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

          In addition, any shareholder who: (1) is a controlling shareholder; (2) knows that its vote will determine the outcome of a shareholder vote; or (3) under the provisions of the articles, has the power to appoint or to prevent the appointment of an office holder in the company, is under a duty to act in fairness towards the company. Israeli law does not define the substance of this duty of fairness, however the laws of contracts, regarding breach of contract, shall apply to violations of the duty to act in fairness.

Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law

          The Israeli Companies Law allows a merger to be effected without the need for court approval if the merger receives the approval of the boards of directors of each of the merging companies and a majority of the shareholders present and voting at the general shareholders’ meeting of each of the merging companies. However, such approval by the general shareholders’ meeting is not required if the merging company is the full owner of the other party to the merger, or if the merger does not require the change of the merging company’s articles of association and the merging company is not issuing more than 25% of its share capital as part of the merger and a person will not become a controlling shareholder as result of the merger. Israeli law also provides that in addition to the approval of the merger by the requisite majority at the shareholders’ general meeting, if either party to the merger or its interested parties hold over 25% of the shares of the other party to the merger, then the majority must also include a majority of the shares held by those shareholders present and voting (excluding abstainees) who do not have an interest in the other party.

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

          A merger may not be completed until 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and until all required approvals have been obtained and submitted to the Registrar of Companies.

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

          The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the company’s voting power. This rule does not apply if there is already another holder of 25% or more of the voting power of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds 45% of the voting power of the company or if such acquisition of shares is made in a private offering, following the consent of the Company’s general meeting of shareholders or if the acquisition of shares is from a controlling shareholder following which the purchaser will become a controlling shareholder.

          An acquisition of shares following which the purchaser would become a holder of more than 90% of a public company’s shares must be made by a tender offer for the purchase of all the remaining shares; if a tender offer is not accepted by holders of less than 5% of the company’s issued shares, then the holders of the remaining shares must sell their shares to the acquirer on the terms of the tender offer, although they may petition the court to raise the offered price on the basis that it is an “unfair” price. However, the acquirer will not be permitted to acquire tendered shares, to the extent that the acquisition of those shares would bring the acquirer’s holdings to 95% or less and more than 90% of the target company’s shares, in which case the acquirer may only purchase the balance which will bring the acquirer’s holdings to 90%. In addition, a shareholder who holds more than 90% of the shares of a public company may not purchase additional shares as long as the shareholder holds more than 90%. Shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder; and all rights are suspended as long as the shares are held by the acquirer.

          In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984, may not be sold or transferred to third parties without the prior approval of a governmental committee. Approval for the sale or transfer of technology may be granted only if the recipient undertakes to abide by all of the provisions of the Law for the Encouragement of Industrial and Research Development and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that might be increased. These requirements could inhibit the acquisition of us by others. However, a recent amendment to the Law for the Encouragement of Industrial Research and Development enables the transfer of know-how outside of Israel, and the manufacture outside of Israel, under very limited and specific conditions, including additional payment of certain amounts.

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

E.      Taxation

U.S. Federal Income Tax Considerations

          Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

—	an individual citizen or resident of the United States for U.S. federal income tax purposes;

—

a corporation or partnership (or another entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

—	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or

—

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

Taxation of Distributions on the Ordinary Shares

          Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” the amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under “Israeli Taxation -Taxation of Non-Residents on Receipt of Dividends.” A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company(as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

          Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

          Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income” (and, for tax years beginning after December 31, 2006, as “general category income”). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. The discussion above is subject to “Tax Consequences if we are a Passive Foreign Investment Company,”

Taxation of the Disposition of Ordinary Shares

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

—

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

—

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

—

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our ordinary shares, or (2) 100% of the gain from the disposition of our ordinary shares.

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

          Based on an analysis of our assets and income, we believe that we were not a PFIC for our tax year ended December 31, 2004. We currently expect that we will not be a PFIC in 2005. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current year ending December 31, 2005 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

General Corporate Tax Structure

          Most Israeli companies are subject to corporate tax at the rate of 34% of their taxable income.However, pursuant to an amendment to the law passed on June 29, 2004 the corporate tax rate is to be reduced to 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. Furthermore the Israeli Minster of Finance has recently proposed a new tax five-year tax program, under which the Corporate tax rate will be reduced to 25% by the year 2009 and the capital gains tax will be increased to 20% by January 2006, this proposal has yet to be approved by the Israeli Government and by the Knesset (Israeli parliament).In our case, the rate is currently effectively reduced, as set forth below.

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

          Under the Inflationary Adjustments Law, income and loss for tax purposes are adjusted for inflation on the basis of changes in the Israeli consumer price index. In addition, subject to limitations regarding depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index. Under a recent amendment to the Inflationary Adjustment Law, the Minister of Finance is authorized, with the approval of the Finance Committee of the Israeli parliament, to suspend the application of the Inflationary Adjustment Law for any particular year if the rate of inflation for that year was not higher than 3%. The Inflationary Adjustment Law was not suspended in 2002, 2003 or in 2004.

Law for the Encouragement of Capital Investments, 1959

General.

          The Law for Encouragement of Capital Investments, 1959, or the Investment Law, sets a number of alternative courses for receiving benefits which encourage investments in companies that meet the criterions set forth in the Investment Law. An Approved Enterprise may be entitled to benefits, including Israeli Government cash grants, which are made available if it is located in a government designated development area, and tax benefits. As discussed below, our production facilities have been granted Approved Enterprise status.

          A company could forgo entitlement to grants otherwise available under the Investment Law, and in lieu thereof participate in the “Alternative Benefits” course, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a certain period, depending on the geographical region of Israel in which the Approved Enterprise is located. We chose and received approvals within the Alternative Benefit course. The Investment Law was amended in April 1st, 2005, and the Alternative Benefit program was cancelled. Nonetheless, Alternative Benefit programs, which were approved by the end of 2004 shall continue to be in full force and effect.

          Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

Tax Benefits.

          Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of up to 25%, until the earlier of

—

the end of the seven year period or ten in case of a Foreign Investment Company as defined below or 10 year period in the case of an enterprise located in geographical “Zone A”, commencing in the year in which the Approved Enterprise first generates taxable income;

—	the end of the 12-year period from commencement of production; or

—	the end of the 14-year period from the date of approval of the Approved Enterprise status.

          That income is eligible for further reductions in tax rates if the company qualifies as a Foreign Investors’ Company, depending on the percentage of the foreign ownership of its equity. A Foreign Investors’ Company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents.

          The tax rate is reduced to 20% if the foreign ownership of the foreign investment company is 49% or more but less than 74%; 15% if the foreign ownership of the Foreign Investors’ Company is 74% or more but less than 90%; and 10% if the foreign ownership of the Foreign Investors’ Company is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year.

          In the event that a company is operating under more than one approval, or that not all of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

          As we participate in the Alternative Benefits course, and, as our facilities are located in geographical “Zone A”, the most preferred region in Israel for Approved Enterprise purposes, we are exempt from corporate tax for a period of ten years from the date the first taxable income has been derived from each Approved Enterprise but not later than the earlier of the 12 year period from commencement of production or 14 year period from the date of approval of the Approved Enterprise status. We have received five Approved Enterprise approvals for the establishment and expansions of our facilities, the first of which expired in 1999 and the others will expire between the end of 2007 and the end of year 2014.

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

Tax Rates imposed on dividends

          Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if the company qualifies as a Foreign Investors’ Company without any time limitations. This tax must be withheld at source by the company paying the dividend. A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to tax at a 15% rate but causes the company to be liable for additional corporate tax on the amount distributed, at the rate that would have been applicable had the company not elected the Alternative Benefits Program (which is up to 25%).

The amendment to the Investment Law

          On April 1, 2005, an amendment to the Investments Law came into force. In order to be recognized as owning a Approved Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Approved Enterprise and receiving a minimal rate of 25% of the gross revenues from certain market which has a population of at least 12 million people. Pursuant to the amendment, a company with a Approved Enterprise is entitled, in to accelerated depreciation for the manufacturing assets used by the Approved Enterprise and to certain tax benefits. As we are located in geographical “Zone A”, if we will invest the minimal investment abovementioned and we shall still meet the other criteria set forth in the Investment Law, we will be exempt from income tax for a period of up to 10 years.

          Another special tax course enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Approved Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents. The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

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

          The following corporate tax benefits are available to Industrial Companies:

—	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

—	amortization of expenses incurred in some cases in connection with a public issuance of publicly traded securities over a three-year period;

—	accelerated depreciation rates on equipment and buildings.

          Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Law for the Encouragement of Industrial Research and Development, 1984

          Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants between 20-50% of the project’s approved budget, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the Office of the Chief Scientist. These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

          The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless a special governmental committee, in its discretion consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are sold or transferred to parties or performed outside of Israel, if approved by the special governmental committee, a company may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount depending on the portion of manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant. Prior to the recent amendment of the law, the technology developed pursuant to the terms of these grants could not have been sold or transferred outside of Israel under any circumstances, and could not have been sold or transferred to third parties within Israel without the prior approval of the governmental committee. However, pursuant to an amendment of the law, which entered into force on March 30th, 2005, the special governmental committee may, in special cases, approve the transfer or sale of the technology outside of Israel. Such sale or transfer, even if approved, may impose on a company a substantial payment, which generally may be as high as the amount of the grants received by a company, increased in proportion to the increase of the value of the technology or the company less any royalty payments already paid to the government. This approval is not required for the export of any products resulting from that research development. Approval of the sale or transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated thereunder, including the restrictions on the sale or transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

          Each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee of the Office of the Chief Scientist. Expenditures supported under other incentive programs of the State of Israel are not eligible for Office of the Chief Scientist grants.

          In March 2001, we reached an arrangement with the Chief Scientist whereby were to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations, up to a maximum amount of $250,000 per quarter. We have not received any additional grants from the Office of the Chief Scientist since 2000, and As of June 1, 2005 we had no additional payment obligations in connection with these grants.

Net Operating Loss Carryover

          As of December 31, 2004, we had net operating loss, or NOL, carryovers for Israeli tax purposes of approximately $5.1 million which may be used to offset taxable income, subject to annual limitations. This NOL carryover has no expiration date.

Taxation of Shareholders’ Capital Gains

          Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the “Real Gain” and the “Inflationary Surplus.” The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax. A foreign resident may reduce the tax rate used for the Inflationary Surplus to zero if calculated according to the exchange rate of the foreign currency lawfully invested in shares of the Israeli resident company, instead of the Israeli consumer price index. Real Gains accrued after January 1, 2003 are subject to capital gains tax of 25%, whereas assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time that the assets were held before and after January 1, 2003. Real Gains derived on or after January 1, 2003 from the sale of ordinary shares traded on the Tel Aviv Stock Exchange or on a foreign stock exchange recognized by the Israeli Ministry of Finance are subject to capital gains tax of 15%. However, the Israeli Minster of Finance has recently proposed a new five-year tax program, under which capital gains tax will be increased to 20% by January 2006.This proposal has yet to be approved by the Israeli Government and by the Knesset (Israeli parliament). Non-residents are generally exempt from tax on gains from the sale of such shares, provided that the Real Gains are not derived by a non-resident’s permanent establishment in Israel. We note that Nasdaq was recognized by the Israeli Ministry of Finance as a foreign stock exchange.

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

Taxation of Non-Residents on Receipt of Dividends

          Nonresidents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more then 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, then the tax will be 15%.

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

          The SEC maintains an Internet Web site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system.

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

          As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, or Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.       Subsidiary Information.

          Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

          Interest Rate Risk

          We currently do not hold or invest in derivative financial instruments for trading or other purposes and, as of December 31, 2004, we had no outstanding derivative financial instruments of any kind. We have no material market risk exposure of the type contemplated by Item 11, and, therefore, no quantitative tabular disclosures are required.

          Our non-NIS denominated loans bear interest based on the LIBOR, and our NIS denominated loans are based on the Israeli prime interest rate. From time to time, we use short-term loans. As of December 31, 2004, our short-term loans were US Dollar denominated.

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

          An increasing portion of our expenses is incurred in the People’s Republic of China. The Chinese currency is currently linked to the dollar. The Chinese government has been under increasing international pressure to permit the Yuan to enter a full or limited free float. Should this linkage be discontinued by the Chinese government, and if the Chinese currency rises in value in relation to the dollar, our results of operations, in dollar terms, would be adversely affected.

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

          Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2004, we had net liabilities of approximately $9.8 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $98,000 or income for the same amount in case of evaluation or devaluation, respectively.

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

          Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

          There have been no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended) during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

          Our board of directors has determined that each of Messrs. Eran Bendoly and Haim Horovitz is qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K.

Item 16B.	Code of Ethics

          On May 3, 2004, we adopted a Code of Ethics which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. A copy of the Code of Conduct is available on our website, www.camtek.co.il. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our corporate headquarters in Israel.

Item 16C.	Principal Accounting Fees and Services

          Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our external auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the Securities and Exchange Commission relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence.

          The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, for their services to the Company for the year ended December 31, 2004:

Fee Category	Fees Paid to Goldstein Sabo Tevet for the Year Ended December 31, 2004	Fees Paid to Brightman Almagor & Co. for the Year Ended December 31, 2004

Audit Fees	$35,000	$45,000

Audit-Related Fees	$25,000	$52,000

Tax Fees	$10,000	–

All Other Fees	$8,000	–

Total Fees	$78,000	$97,000

          The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo Tevet CPA and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, for their services to the Company for the year ended December 31, 2003:

Fee Category	Fees Paid to Goldstein Sabo Tevet for the Year Ended December 31, 2003	Fees Paid to Brightman Almagor & Co. for the Year Ended December 31, 2003

Audit Fees	$35,000	$40,000

Audit-Related Fees	$10,000	–

Tax Fees	$10,000	–

All Other Fees	$10,000	–

Total Fees	$65,500	$40,000

Audit Fees: Consists of the aggregate fees billed for professional services rendered for the audit of the our annual financial statements and services that are normally provide by independent auditors in connection with statutory and regulatory filings or engagements.

Audit Related Fees: Consists of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include the review of interim financial statements.

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

1.1

Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).‡

1.2

Articles of Registrant (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.1

Amended and Restated Employee Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.2

Amended and Restated Subsidiary Employee Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.3

Employee Share Option Plan – Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-49982, filed with the Securities and Exchange Commission on November 15, 2000).

4.4

Executive Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-8, File No. 333-60704, filed with the Securities and Exchange Commission on May 11, 2001).

4.5

2003 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.6

Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.7

Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.8

Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.9

Registration Rights Agreement, by and between the Registrant and Priortech Ltd., dated March 1, 2004 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.10	Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004.
8.1

Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
12.1	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
14.1	Consent of Eisner LLP, an independent member of Baker Tilly International, and Goldstein Sabo Tevet.*
14.2	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, and Goldstein Sabo Tevet.*

‡          English translations from Hebrew original.

*          Filed herewith.

SIGNATURES

          The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAMTEK LTD.

By: /s/ Rafi Amit

Name: Rafi Amit
Title: Chief Executive Officer

Date: June 30, 2005

F–1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations, and their consolidated cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.	Goldstein Sabo Tevet
Certified Public Accountants	Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 22, 2005

F–2

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Ha’Emek, Israel

We have audited the accompanying consolidated balance sheet of Camtek Ltd. (the “Company”) and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations, and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP	Goldstein Sabo Tevet
Certified Public Accountants (Isr.)
New York, New York	Tel-Aviv, Israel
March 11, 2003

F–3

CAMTEK LTD.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,

	2003	2004

	US dollars

ASSETS

Current assets:
Cash and cash equivalents	12,837	9,141
Accounts receivable – trade, net of allowance of $2,090 and $2,236	13,317	22,078
Inventories (Note 3)	13,687	24,892
Due from affiliates	2,652	479
Other current assets (Note 4)	1,794	2,093

Total current assets	44,287	58,683

Fixed assets (Note 5)
Cost	13,066	13,874
Less – Accumulated depreciation	3,167	3,914

Fixed assets, net	9,899	9,960

Total assets	54,186	68,643

LIABILITIES

Current liabilities:
Short-term bank credit (Note 6)	2,300	2,335
Accounts payable – trade	6,985	8,215
Other current liabilities (Note 7)	5,638	8,095

Total current liabilities	14,923	18,645

Accrued severance pay, net of amounts funded (Note 8)	412	222

Total liabilities	15,335	18,867

Commitments and contingent liabilities (Note 9)

SHAREHOLDERS’ EQUITY (Note 11)

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,065,038 in 2003 and 28,085,766 in 2004, outstanding 27,053,419 in 2003 and 27,074,147 in 2004	125	125
Additional paid-in capital	43,801	43,732
Unearned compensation	(560)	(363)
Retained earnings (Accumulated deficit)	(3,522)	7,275

	39,844	50,769

Treasury stock, at cost (1,011,619 shares in 2003 and 2004)	(993)	(993)

	38,851	49,776

Total liabilities and shareholder’s equity	54,186	68,643

See notes to consolidated financial statements

F–4

CAMTEK LTD.

Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,

	2002	2003	2004

	US dollars

Revenues:
Sales of products	19,103	26,567	63,353
Service fees	3,490	4,574	4,066

	22,593	31,141	67,419

Cost of revenues:
Cost of products sold (including provision for inventory write-down in 2002 of $1,805)	12,226	13,214	28,193
Cost of services	3,220	3,460	3,168
Royalties to the Government of Israel	1,000	150	–

Total cost of revenues	16,446	16,824	31,361

Gross profit	6,147	14,317	36,058

Research and development costs	7,194	5,855	7,328
Selling, general and administrative expenses (Note 13a)	10,057	10,041	15,953
Aborted share issuance expenses (Note 13c)	–	–	1,122

Total operating expenses	17,251	15,896	24,403

Operating (loss) income	(11,104)	(1,579)	11,655

Financial and other income (loss), net (Note 13b)	331	235	(359)

Income (loss) before income taxes	(10,773)	(1,344)	11,296
Provision for Income taxes (Note 14)	519	225	499

Net income (loss)	(11,292)	(1,569)	10,797

Net income (loss) per ordinary share:

Basic	(0.47)	(0.06)	0.40

Diluted	(0.47)	(0.06)	0.39

Weighted average number of ordinary shares outstanding:

Basic	24,166	27,053	27,114

Diluted	24,166	27,053	27,800

See notes to consolidated financial statements

F–5

CAMTEK LTD.

Consolidated Statements of Changes in Shareholders’ Equity And comprehensive Income (Loss)
(in thousands)

	Ordinary A NIS 0.01 par value		Number of treasury shares	Additional paid-in capital	Unearned compensation	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Total	Comprehensive income (loss)

	Shares	US dollars

Balance – January 1, 2002	22,131	112	(250)	37,196	(162)	128	9,339	(592)	46,021
Exercise of share options	7	–		10	–	–	–	–	10
Amortization of share options	–	–		–	41	–	–	–	41
Issuance of common shares, net	5,927	13		6,060	–	–	–	–	6,073
Unrealized holding loss on marketable securities	–	–		–	–	(136)	–	–	(136)	(136)
Net loss	–	–		–	–	–	(11,292)	–	(11,292)	(11,292)

Comprehensive loss	–	–		–	–	–	–	–	–	(11,428)

Purchase of treasury shares	–	–	(762)	–	–	–	–	(401)	(401)

Balance – December 31, 2002	28,065	125	(1,012)	43,266	(121)	(8)	(1,953)	(993)	40,316
Cancellation of share options				(96)	96				–
Compensation related to share options	–	–		631	(631)				–
Amortization of share options	–	–			96				96
Unrealized holding gain on marketable securities						8			8	8
Net loss							(1,569)		(1,569)	(1,569)

Comprehensive loss									–	(1,561)

Balance – December 31, 2003	28,065	125	(1,012)	43,801	(560)	–	(3,522)	(993)	38,851
Exercise of share options	21	–
Cancellation of share options				(69)	69				–
Amortization of share options	–	–			128				128
Net income	–	–					10,797		10,797	10,797

Comprehensive income										10,797

Balance – December 31, 2004	28,086	125	(1,012)	43,732	(363)	–	7,275	(993)	49,776

See notes to consolidated financial statements

F–6

CAMTEK LTD.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,

	2002	2003	2004

	US dollars

Cash flows from operating activities:
Net income (loss)	(11,292)	(1,569)	10,797
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	890	788	747
(Gain) loss on disposal of fixed assets	22	3	(4)
Amortization of unearned compensation	41	96	128
Deferred taxes	550	–	–
Accrued severance pay	71	34	(190)

Changes in operating assets and liabilities:
Accounts receivable	3,233	(2,732)	(8,761)
Inventories	11	(1,659)	(11,205)
Due from affiliates	(1,259)	(2,133)	2,173
Other current assets	814	(297)	823
Accounts payable	150	3,978	1,230
Other current liabilities	(888)	442	2,457

Net cash used in operating activities	(7,657)	(3,049)	(1,805)

Cash flows from investing activities:
Purchase of marketable securities	(17,445)	–	–
Redemption of marketable securities	20,305	10,920	–
Construction of building and purchase of other fixed assets	(240)	(220)	(829)
Proceeds from disposal of fixed assets	44	39	25

Net cash (used) provided by investing activities	2,664	10,739	(804)

Cash flows from financing activities:
Proceeds from issuance of common shares, net	6,073	–	–
Increase (decrease) in short-term bank credit	(4,777)	2,261	35
Exercise of share options	10	–	–
Payment of long-term loans	(43)	(12)	–
Purchase of treasury shares	(401)	–	–
Aborted share issuance expenses	–	–	(1,122)

Net cash (used) provided by financing activities	862	2,249	(1,087)

Net increase (decrease) in cash and cash equivalents	(4,131)	9,939	(3,696)
Cash and cash equivalents at beginning of the year	7,029	2,898	12,837

Cash and cash equivalents at end of period the year	2,898	12,837	9,141

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	340	169	450
Income taxes	–	–	479

See notes to consolidated financial statements

F–7

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 1 –	BUSINESS

Camtek Ltd. (“Camtek”), an Israeli company, is a majority owned (78%) subsidiary of Priortech Ltd., an Israeli company. Priortech Ltd. is listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automatic optical inspection, or AOI, systems and related products. Camtek’s AOI systems are used to enhance both production processes and yields for manufacturers of: the printed circuit board, or PCB, industry; the high density interconnect substrate, or HDI-S, industry; and the semiconductor manufacturing and packaging industry. Camtek’s activities are conducted in one reportable business segment.

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

	a.	Basis of preparation:

The consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively the “Company”), are prepared in accordance with U.S. generally accepted accounting principles. All material intercompany balances and transactions have been eliminated.

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

The functional currency of the Company is the U.S. dollar. Most of the revenues generated by the Company are from outside of Israel and a majority thereof are received in U.S. dollars. In addition, most salaries, materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels (“NIS”) linked to changes in the dollar/NIS exchange rate. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Foreign currency income included in financial and other income, net, resulting from transactions not denominated in U.S. dollars amounted to $112, $396 and $89 in 2002, 2003 and 2004, respectively.

	d.	Cash equivalents:

All highly liquid investments purchased with maturity of three months or less are considered to be cash equivalents.

	e.	Inventories:

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined by the moving – average basis or market.

F–8

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued)

	f.	Fixed assets:

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% – 33%
Office furniture and equipment	6% – 20%
Automobiles	15%

The Company periodically assesses the recoverability of the carrying amount of fixed assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

g.	Fair values of financial instruments:

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and amounts due from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices, which represent fair value. The carrying amounts of short-term bank credit and amounts due to or from Priortech Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

h.	Revenue recognition:

The Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable, and collectibility is reasonably assured.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

i.	Warranty:

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

Changes in the product warranty obligations are as follows:

	2003	2004

	US dollars

Beginning of year	627	757
New warranties	1,282	2,899
Reductions	(1,152)	(1,953)

End of year	757	1,703

F–9

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued)

	j.	Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	k.	Research and development:

Research and development costs are expensed as incurred.

	l.	Earning (loss) per ordinary share:

Basic earning (loss) per ordinary share is calculated utilizing only weighted average ordinary shares outstanding. Diluted earning (loss) per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from the assumed exercise of share options. The effect of the exercise of outstanding share options and warrants was anti-dilutive for the years ended December 31, 2002 and 2003, and has not been included in computing dilutive loss per ordinary share. Potentially dilutive options and warrants to purchase an aggregate of 1,285,160 and 1,353,056 ordinary shares were outstanding at December 31, 2002 and 2003, respectively.

In the year ended December 31, 2004, the effect of the exercise of outstanding share options and warrants is dilutive, and was included in computing diluted earning per ordinary share. Total of 1,250,000 options are outstanding at December 31, 2004.

	m.	Stock-based compensation:

At December 31, 2004, the Company had five stock-based employee compensation plans, which are described more fully in Note 11(c). The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations and, accordingly, recognizes compensation expense for the difference between the quoted market price of the underlying ordinary shares and the exercise price of the option at the date of grant. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for share options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, as amended by SFAS 148, allows the Company to continue to measure the compensation cost of employee options in accordance with APB 25, but requires the Company to disclose pro forma information regarding net income (loss) and per share data determined as if the Company had accounted for its employee share options under the fair value method of that statement.

F–10

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued)

	m.	Stock-based compensation: (continued)

The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all awards.

	Year Ended December 31,

	2002	2003	2004

	US dollars except per share data

Net income (loss), as reported	(11,292)	(1,569)	10,797
Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	41	96	128
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(1,229)	(689)	(688)

Pro forma net income (loss)	(12,480)	(2,162)	10,237

Income (loss) per share:
Basic – as reported	(0.47)	(0.06)	0.40

Basic – pro forma	(0.52)	(0.08)	0.38

Diluted – as reported	(0.47)	(0.06)	0.39

Diluted – pro forma	(0.52)	(0.08)	0.37

The weighted average fair value of the options granted during 2002 and 2003 in applying the fair value method was estimated at $2.32 and $2.15, respectively, using the Black-Scholes pricing model with the following assumptions:

	2002 Grant	2003 Grant

Dividend yield	0	0
Volatility	91%	97%
Risk-free interest rate	4.74%	3.04% – 4.17%
Expected life	4	4 – 10

n.	Recent accounting pronouncements:

	1.	FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151)

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS 151 should be applied prospectively. The Company does not expect the adoption of SFAS 151 to have material effect on the Company’s results of operations.

F–11

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued)

	n.	Recent accounting pronouncements: (continued)

		2.	SFAS No. 123 (revised 2004) “Share Based Payments” (SFAS 123(R))

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, and its authoritative interpretations. (see note 2(m) above).

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

F–12

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued)

	n.	Recent accounting pronouncements: (continued)

		2.	SFAS No. 123 (revised 2004) “Share Based Payments” (continued)

Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

		3.	SFAS 153, Exchange of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29”. This Statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

NOTE 3 –	INVENTORIES

	December 31,

	2003	2004

	US dollars

Components	4,548	9,437
Systems partially completed	2,118	3,755
Completed systems, including systems not yet purchased at customer locations	7,021	11,700

	13,687	24,892

F–13

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 4 –	OTHER CURRENT ASSETS

	December 31,

	2003	2004

	US dollars

Due from Government of Israel agencies	410	454
Due from employees	133	201
Prepaid expenses	294	487
Advances to suppliers	419	285
Deposits to leaseholders	514	563
Other	24	103

	1,794	2,093

NOTE 5 –	FIXED ASSETS

	December 31,

	2003	2004

	US dollars

Land	624	815
Building	7,543	7,612
Machinery and equipment	2,734	2,953
Office furniture and equipment	1,896	2,243
Automobiles	269	251

	13,066	13,874
Less accumulated depreciation	3,167	3,914

	9,899	9,960

In September 1998, the Company entered into a lease for a building in Israel to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor. The lease payments were based on and the option price was equal to the cost of constructing the building, plus financing costs and $595, less payments made under the lease contract. The Company exercised this option to purchase the building during 2004. These assets are collateralized due to a loan described in note 6.

Depreciation and amortization expense related to fixed assets totaled $890, $788 and $763 for the years ended December 31, 2002, 2003 and 2004, respectively.

F–14

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 6 –	SHORT-TERM BANK CREDIT

	December 31,

	2003	2004

	US dollars

Loan in US dollars, bearing interest of 4.75%	2,300	2,335

Borrowings under the bank loans are collateralized by all of the assets of the Company (including the land and the building).

NOTE 7 –	OTHER CURRENT LIABILITIES

	December 31,

	2003	2004

	US dollars

Accrued compensation and related benefits	1,895	3,669
Government institutions	1,385	196
Accrued warranty costs	757	1,703
Commissions	506	888
Advances from customers and deferred revenues	585	1,214
Other	510	425

	5,638	8,095

NOTE 8 –	SEVERANCE PAY

The majority of the Company’s liability for severance pay is calculated in accordance with the Israeli law based on the most recent salary paid to employees and the length of employment with the Company. The Company’s liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies and pension funds purchased from outside insurance companies, which are not under the Company’s control

The amounts accrued and the portions funded with severance pay funds and by purchase of insurance policies are composed as follows:

	December 31,

	2003	2004

	US dollars

Accrued severance pay	1,125	464
Less amounts funded	713	242

Unfunded balance	412	222

The severance pay liabilities covered by the pension funds are not reflected in the above amounts, as the severance pay liabilities have been irrevocably transferred to the pension funds.

Severance pay expenses were $578, $484 and $529 in 2002, 2003 and 2004, respectively.

F–15

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 9 –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Operating leases:

The Company’s subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2004, minimum future rental payments under these leases amounted to $1,185. In May 2004, the Company entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2004, the minimum future rental payments were approximately $1,163.

At December 31, 2004, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending December 31,	US dollars

2005	857
2006	707
2007	430
2008	120
Thereafter	234

2,348

Aggregate rent expense amounted to $ 414, $484 and $529 in 2002, 2003 and 2004, respectively.

b.	Valuation and qualifying accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of period	Provision (recovery),	Balance at end of period

	US dollars

2002	1,135	1,252	2,387
2003	2,387	(297)	2,090
2004	2,090	146	2,236

c.	Litigations:

On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by the Company’s competitor, Orbotech Ltd., alleging that the Company products: Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunction against the manufacture and sale by the Company of those systems, as well as pecuniary damages. The Company believes that the Company has good defenses against Orbotech’s claims.

F–16

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 9 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued)

	c.	Litigations: (CONTINUED)

On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by the Company’s competitor, Orbotech Ltd., alleging that the Company is infringing a patent held by Orbotech Ltd. regarding an illumination block. The Company believes that the Company has good defenses against Orbotech’s claims.

On December 7, 2004, a former employee of the Company field a lawsuit with the magistrate court of Haifa, Israel, against the Company and two of his former managers. In his lawsuit, the employee asserts claims mainly regarding his employment termination process with the Company. The total compensation requested in this claim is about $235. The Company has filed a statement of defense.

NOTE 10 –	CONCENTRATION OF RISK

During the years ended December 31, 2002, 2003 and 2004, no customer accounted for 10% or more of the Company’s revenue.

At December 31, 2002, 2003 and 2004 accounts receivable from one customer approximated $2,217, $1,080 and $1,474, respectively.

NOTE 11 –	SHAREHOLDERS’ EQUITY

	a.	Initial public offering:

In July 2000, the Company completed an initial public offering (“IPO”) in the United States and issued 5,835,000 ordinary shares for net proceeds of $34,957, net of offering costs of $5,857. Following the IPO, the Company shares are traded on the Over-the-Counter Market and are listed on the NASDAQ National Market.

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

F–17

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 11 –	SHAREHOLDERS’ EQUITY (continued)

	c.	Share options:

As of December 31, 2004, the Company has five share option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

Options granted in July 2003:

In July 2003, the Company granted options to purchase an aggregate of 501,200 ordinary shares to directors, executive officers and employees. All of these options were granted at an exercise price of zero. The options vest over 4 years from the date of the grant, with 30% to vest at the end of each of the first three years and the remaining 10% to vest at the end of the fourth year following the grant date. The Company recorded deferred stock-based compensation of $631 for the year ended December 31, 2003 in regard to this grant. As of December 31, 2004, options to purchase 421,000 shares were outstanding with an exercise price of $0.00 per share.

2003 Share Option Plan:

In October 2003, the Company adopted the 2003 Share Option Plan. The total number of options, which may be granted to directors, officers, employees and consultants under this plan, is limited to 998,800 options.

In December 2003, the Company granted options to purchase an aggregate of 859,500 ordinary shares to directors, officers and employees. All of these options were granted at an exercise price at or above the estimated fair value per ordinary share at the date of grant. The options vest over 4 years from the date of the grant, with 30% to vest at the end of each of the first three years and the remaining 10% to vest at the end of the fourth year following the grant date. As of December 31, 2004, options to purchase 829,000 shares were outstanding with an exercise price of $2.98 per share.

F–18

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 11 –	SHAREHOLDERS’ EQUITY (continued)

	c.	Share options: (continued)

Share option activity during the past three years is as follows:

	Year Ended December 31,

	2002		2003		2004

	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$

Outstanding at January 1	1,719,204	4.19	1,285,160	4.62	1,353,056	1.90
Granted	72,918	2.97	1,360,700	1.88	–	–
Forfeited	(499,452)	2.96	(1,292,804)	4.59	(82,328)	1.16
Exercised	(7,510)	1.33	–		(20,728)	0.00

Outstanding at year end	1,285,160	4.62	1,353,056	1.90	1,250,000	1.98

Exercisable at year end	697,346	4.81	–	–	375,300	1.98

The following table summarizes information about share options at December 31, 2004:

Range of exercise price US$	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price US$	Number exercisable	Weighted average exercise price US$

0.00	421,000	2.87	0.00	126,300	0.00
2.98–3.29	829,000	8.99	2.98	249,000	2.98

	1,250,000	6.93	1.98	375,300	1.98

d.	Treasury stock:

On September 17, 2001, the Board of Directors authorized a share repurchase program to acquire up to $3,000 of the Company’s ordinary shares. During September 2001, the Company purchased 250,000 ordinary shares at a cost of $592 and during 2002, the Company purchased 761,619 ordinary shares at a total cost of $401 in connection with such program.

F–19

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 12 –	GEOGRAPHIC INFORMATION

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products as follows:

	Year Ended December 31,

	2002	2003	2004

	US dollars

China and Hong Kong	9,722	10,520	29,576
Taiwan	5,956	10,717	14,574
Japan	1,332	2,563	3,533
Other Asia	1,170	1,139	5,341
United States	2,020	2,465	8,116
Western Europe	2,162	2,737	4,780
Rest of the world	231	1,000	1,499

	22,593	31,141	67,419

NOTE 13 –	SELECTED INCOME STATEMENT DATA

	a.	Selling, general and administrative expenses:

	Year Ended December 31,

	2002	2003	2004

	US dollars

Selling*	7,497	7,383	12,819
General and administrative	2,560	2,658	3,134

	10,057	10,041	15,953

* Including shipping and handling costs	519	727	2,066

b.	Financial and other income (loss), net:

Financial and other income (expense), net includes interest income of $529, $137 and $142 in 2002, 2003 and 2004, respectively, and interest expense of $340, $306 and $592 in 2002, 2003 and 2004, respectively.

c.	Aborted share issuance expenses:

During 2004, the Company decided to abandon its plan for a secondary share offering to the public. The total accrued expenses related to this offering were $1,122 which were fully written-off in 2004.

F–20

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 14 –	TAXES ON INCOME

	a.	Tax under various laws:

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

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

The period of benefits relating to the most recently approved enterprise production facilities will expire in 2008. The tax benefits with regard to the first approved enterprise production facilities expired on December 31, 1999. In the event of distributions of cash dividends from tax-exempt income, the Company would have to pay the 25% tax in respect of the amount distributed (for this purpose the amount distributed includes the amount of the Company’s tax that applies as a result of the distribution). The Company has decided to reinvest the amount of the tax-exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax-exempt income.

Undistributed taxable earnings in Israel, for which taxes have not been provided, aggregated $17,253 at December 31, 2003. The amount of tax that would be owed if such amounts were distributed would be approximately $4,313 at December 31, 2003.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations there under and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage to the CPI and interest.

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

F–21

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

d.	Composition of income tax provision:

	Year Ended December 31,

	2002	2003	2004

	US dollars

Income (loss) before taxes on income:
Israel	(7,503)	874	12,710
Non-Israeli	(3,270)	(2,218)	(1,414)

	(10,773)	(1,344)	(11,296)

Income tax (benefit) provision:
Current:
Israel	–	225 *	533 *
Non-Israeli	(31)	–	(34)

	(31)	225	499

Deferred:
Israel	550	–	–
Non-Israeli	–	–	–

	550	–	–

	519	225	499

* On March 31, 2004, a settlement was reached between the Company and the Israeli tax authorities over disputed assessments for the 1999, 2000 and 2001 tax years. Under the settlement reached, the Company paid a total of $685 to settle approximately $6.7 million in assessments previously demanded by the Israeli tax authorities with respect to the 1999-2001 tax years. In addition, the Company will continue to calculate its applicable tax benefits for the subsequent years of the Israeli tax benefits program in which it currently participates (2002-2007) at the rates previously disputed by the Israeli tax authorities. The settlement amount resulted in a one-time provision for income taxes of $460 in the first quarter of 2004, in addition to the $225 that was reserved for this purpose in the fourth quarter of 2003.

F–22

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 14 –	TAXES ON INCOME (continued)

	e.	Taxes on income included in the income statements:

The following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:

	Year Ended December 31,

	2002	2003	2004

	US dollars

Income (Loss) before income taxes (a)	(10,773)	(1,344)	11,296

Theoretical tax provision (benefit) on the above amount at 35% in 2004 and 36% in 2002 and 2003	(3,878)	(483)	3,954

Tax benefits arising from “approved enterprises”	–	–	(238)

	(3,878)	(483)	3,716
Increase (decrease) in taxes resulting from:
Losses for which no tax benefit has been recorded	4,206	1,415	1,029

Permanent differences, including difference between Israeli CPI-adjusted tax returns and dollar-adjusted financial statements-net	(154)	(896)	11
Other	(58)	3	–
Interest income not subject to tax	(147)	–	–
Increase in valuation allowance related to
Deferred tax asset balance at beginning of year	550	–	–
Decrease in taxes resulting from utilization of carryforward tax losses for which deferred tax benefits were not provided in previous years	–	(39)	(4,790)
Tax expenses due to previous years*	–	225	533

Actual tax expenses	519	225	449

Per share effect of tax benefits from “approved enterprises”:
Basic	$0.00	$0.00	$0.01
Diluted	$0.00	$0.00	$0.01

F–23

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 14 –	TAXES ON INCOME (continued)

	f.	Taxes on income included in the balance sheet:

Deferred tax assets consist of the following at December 31:

	2003	2004

	US dollars

Current:
Provision for doubtful accounts	550	484
Accrued warranty	19	146
Unearned revenue	93	137
Net operating losses carryforwards	5,614	3,429
Accrued vacation	128	31

	6,404	4,227
Valuation allowance	(6,404)	(4,227)

Current deferred tax asset, net of allowance	–	–

Long-term:
Severance pay	62	7

	62	7
Valuation allowance	(62)	(7)

	–	–

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

As of December 31, 2004, the Company has net operating loss (“NOL”) carryforwards for Israeli tax purposes of approximately $3,422, which may be used to offset taxable income, subject to annual limitations. Such NOL has no expiration date. In addition, foreign subsidiaries have NOL carryforwards aggregating approximately $9,650, of which approximately $4,050 expires from 2005 to 2009, approximately $2,550 expires from 2021 to 2023 and approximately $3,050 has no expiration date.

v.	Reduction in corporate income tax rate in Israel:

Due to tax legislation approved June 2004, Israeli corporate income tax rates will be gradually reduced, from 36% to 30%, as follows: 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereon.

F–24

CAMTEK LTD.

Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

NOTE 15 –	TRANSACTIONS WITH RELATED PARTIES

	Year Ended December 31,

	2002	2003	2004

	US dollars

Purchases from Priortech Ltd. (including affiliates)	532	733	1,122
Interest expense (income) to (from) Priortech Ltd.	29	(42)	(30)
Sales to Priortech Ltd. (including affiliates)	–	(190)	(230)

F–25