Form 20-F
period 2005-12-31
CAMTEK LTD
filed 2006-06-29
CIK 1109138

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

or

☐ Shell Company pursuant to Section 13 or is (d) of the Securities Exchange Act of 1934

Date of event requiring this shall Company report ___________

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
29,856,672 Ordinary Shares, par value NIS 0.01

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer

Indicate by check mark which financial statements the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

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

          In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “seeks,” “strategy,” “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases.

          Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this annual report, other than as required by law. You should not place undue reliance on forward-looking statements.

As used in this annual report, the terms “we”, “us”, “our”, the “Company” and “Camtek” mean Camtek Ltd. And its subsidiaries, unless otherwise indicated.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

                    Not applicable.

Item 2. Offer Statistics and Expected Timetable.

                    Not Applicable.

Item 3. Key Information.

A.	Selected Consolidated Financial Data.

          We derived the statement of operations data for the years ended December 31 2003, 2004 and 2005 and balance sheet data as of December 31 2004 and 2005 from the audited consolidated financial statements contained in this annual report. Those statements were jointly audited by Goldstein Sabo Tevet and Eisner LLP, an independent member of Baker Tilly International, regarding the year ended December 31 2003, and by Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, regarding the years ended December 31, 2004 and 2005, all of whom are independent auditors, and whose reports with respect to these financial statements are included elsewhere in this annual report. We derived the statement of operations data for the years ended December 31 2001 and 2002 from audited financial statements that are not included in this annual report.

For all fiscal periods for which consolidated financial data are set forth below, our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	$41,180	$19,103	$26,567	$63,353	$56,987
Service fees	2,888	3,490	4,574	4,066	6,045
Total revenues	44,068	22,593	31,141	67,419	63,032
Cost of revenues:
Cost of products sold	18,930	10,421	13,214	28,193	28,262
Cost of services	2,721	3,220	3,460	3,168	4,519
Royalties to the Government of Israel	1,000	1,000	150	-	-
Write-off of inventory	-	1,805	-	-	-
Total cost of revenues	22,651	16,446	16,824	31,361	32,781
Gross profit	21,417	6,147	14,317	36,058	30,251
Research and development costs:
Expenses	9,017	7,194	5,855	7,328	8,469
Acquired in process research and development	3,634	-	-	-	-
Research and development costs	12,651	7,194	5,855	7,328	8,469
Selling, general and administrative expenses	13,178	10,057	10,041	15,953	18,760
Restructuring expenses	547	-	-	-	-
Aborted share issuance expenses				1,122	-
Operating income (loss)	(4,959)	(11,104)	(1,579)	11,655	3,022
Financial and other income (expenses), net	1,400	331	235	(359)	(320)
Income (loss) before income taxes	(3,559)	(10,773)	(1,344)	11,296	2,702
Provision for income taxes	152	519	225	449	-
Net income (loss)	$(3,711)	$(11,292)	$(1,569)	$10,797	$2,702

Earnings (loss) per ordinary shares outstanding:
Basic	$(0.17)	$(0.47)	$(0.06)	$0.40	$0.10
Diluted	$(0.17)	$(0.47)	$(0.06)	$0.39	$0.10

Weighted average number of ordinary shares outstanding:
Basic	22,043	24,166	27,053	27,114	27,253
Diluted	22,043	24,166	27,053	27,800	27,586

	December 31,

	2001	2002	2003	2004	2005

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,029	$2,898	$12,837	$9,141	$8,714
Working capital	34,852	30,197	29,364	40,038	47,877
Total assets	61,254	48,948	54,186	68,643	75,239
Total debt	4,871	51	2,300	2,335	-
Shareholders’ equity	46,021	40,316	38,851	49,776	52,618

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

          There is a high degree of risk associated with our company and business. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline.

          Risk Factors Related to Our Business and Our Markets

The markets we target are: printed circuit board, high density interconnect substrate and semiconductor manufacturing and packaging industries. These markets are cyclical – in 2002 and 2003 the Company experienced a prolonged and severe downturn in the printed circuit board and the high density interconnect substrate; The Company does not have any information that enables it to predict the next downturn.

          The printed circuit board, high density interconnect substrate and semiconductor manufacturing and packaging industries are cyclical; The printed circuit board and the high density interconnect substrate experienced a prolonged and severe downturn in 2002 and 2003, during which the overall rate of capital spending by printed circuit board and high density interconnect substrate manufacturers had been sharply cut and sales of our products had declined. We experienced an expansion and growth during 2004, a seasonal adjustment down in the first quarter of 2005, and again, an expansion during the second half of 2005. As a result of this cyclicality we saw during 2004 an increase in capital spending in the printed circuit board and high density interconnect substrate industries, and sales of our automated optical inspection, or AOI, systems to these manufacturers have increased. In 2005, there was a decrease in demand from our clients in the printed circuit board industry, as a result of a capacity adjustment in that market but in the first quarter of 2006 the demand from our clients in the printed circuit board market increased again. In the event of a permanent reduction in demand, we have only a limited ability to reduce expenses because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during future downturns or capacity adjustments affecting the markets we serve.

We are in the process of increasing our market share in the semiconductor manufacturing and packaging industry with our Falcon system. If our share in the market fails to grow, our results of operations will be adversely affected.

Our future success in the semiconductor manufacturing and packaging industry depends on our ability to sustain and increase the acceptance rate of our AOI technology and upon the acceptance by our customers of new applications we recently included in our AOI systems. If the market for our AOI systems in the semiconductor manufacturing and packaging industry does not develop at the rate we expect, whether as a result of our inability to obtain repeated orders from our customers and to acquire customers who would adopt our systems for new applications, an economic downturn, intensified competition, presentation to the market of alternative technologies, changes in technology, changes in product standards, or otherwise - our results will be adversely affected.

We may encounter difficulties in purchasing key components and subsystems to meet increased customer demand.

          In the current highly-competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. These suppliers and subcontractors cannot always supply such components and subsystems within the time frame demanded by our customers. Therefore we are required to predict future demands. If we do not order adequate components and subsystems, or if our suppliers and subcontractors are unable to timely meet our increased demand, we might not be able to adequately meet our customers’ demands. Our inability to satisfy any increase in customer orders could result in the loss of sales and could cause customers to seek products from our competitors.

          We may also overestimate our future needs, which could result in our carrying excess inventory of certain components and subsystems.

Longer sales cycles may increase our costs and delay time to market of our products, which may increase our inventory and negatively impact our results of operations.

          We are expanding our product lines and customer base. Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers who are likely to order multiple systems, for new products and for new customers in new markets. The sales process in these cases generally involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of one to four months. The longest evaluation period is for new customers who are likely to order multiple systems. More evaluation time is devoted during the initial penetration period for new products and for new customers in new markets, since these circumstances usually require engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, our finished goods inventory has increased, and our costs may increase disproportionately to our revenues as our product lines and customer base expand. Moreover, our customers are increasingly requiring that we deliver our products with short lead times. In order to meet our customers’ needs in the timeframe they require, we need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our industry, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. In order to compensate for these unexpected delays, we have had to predict our needs further into the future, which increases the risk that our predictions may not correspond to our actual future needs.

We operate an international sales organization. Recently, a substantial majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks.

          We have sold our systems in over 30 countries around the world. The majority of our sales were in the Asia Pacific region. In 2005, our sales in the Asia Pacific region accounted for approximately 70% of our total revenues, including approximately 40% of our total revenues from sales in China and Hong Kong and 19% from sales in Taiwan. We further increased our presence in the region during 2005. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, political instability, trade restrictions, a downturn in economic or financial conditions, as well as any extraordinary events having an adverse effect on the economy or business environment in this region may cause a significant decline in our future revenues and may have an adverse effect on our results of operations. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles. Our results from operations may be adversely affected by changes in the economic or legal environment in China.

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

          Competition in the markets we serve is intense. During 2001, 2002 and early 2003 and during the first half of 2005, competition intensified due to the low demand for the type of products that we manufacture to the printed circuit board and the high density interconnect industries. This resulted from the general economic downturn or seasonal adjustments during that time. If the trend of increasingly intense competition continues, it could mean lower prices for our products and a corresponding reduction in our gross margin. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected.

          Competitors currently sell systems that provide functionality similar to our products. In the printed circuit board industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen and ManiaBarco. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases. Our competitors in the high density interconnect substrate industry include Dainippon Screen, Orbotech and Utechzone. In the semiconductor manufacturing and packaging industry, our principal competitor and the dominant market participant is August Technology Corp. (merged into Rudolph Technologies in February 2006), with additional competitors including Robotic Vision Systems, Topcon and Toray Industries, Hitachi, Icos and Solvision.

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

          On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. We believe that we have substantial defenses against Orbotech’s claims.

          On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding an illumination block, (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s expert opinion, that Camtek allegedly infringed the patent, and granted a provisional remedy which prevents Camtek from manufacturing the illumination block. The Supreme Court rejected our request to appeal from the District’s Court decision. We believe that it has substantial defenses against Orbotech’s claims.

          On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota by the Company’s competitor in the field of semiconductor manufacturing and packaging, August Technology Corporation, alleging infringement of a patent and seeking injunctive relief and damages. We have filed an answer and counterclaims alleging, inter-alia, non-infringement of the patent. We believe that we have substantial defenses to August’s allegations.

          We believe that we have substantial defenses against the aforementioned claims. However, we cannot assure you that we will be successful in our defense against these claims. If these claims are successful, they could have a negative impact on our business by impairing our ability to sell our systems, and they could result in pecuniary damages against us. Pecuniary damages awarded at the discretion of the court, if any, would be based either on the amount of any losses incurred by the claimants in sales of products due to our sales of infringing products or on the amount of profits earned by us from sales of infringing products. In the event we do not prevail against these claims, we may also be liable for any court costs and attorney’s fees incurred by the claimants in connection with these litigations.

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

We had a history of losses, and we cannot assure you that we will not incur additional losses in the future.

          We incurred net losses of $11.3 million and $1.6 million for the years ended December 31 2002 and 2003, respectively. We had net income of $10.8 million in 2004 and $2.7 million in 2005. We incurred a net income of $4.4 million for the first quarter of 2006. We may not be able to sustain or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

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

          We generate most of our revenues in dollars but incur a significant portion of our salary and operating expenses in NIS. Appreciation between US dollar and NIS may adversely affect our result of operations in dollar terms. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which would increase our costs expressed in dollars.

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

          If our Chairman and Chief Executive Officer, Mr. Rafi Amit, who is currently handling the development of our business in the Far East, other members of our senior management or any of our key employees are unable or unwilling to continue to be employed by us, our business would suffer. We do not have a key man life insurance policy for Mr. Amit.

Our relationship with Priortech may give rise to conflicts of interest.

          From time to time, we purchase products of, or sell products to, other companies owned or controlled by Priortech, our principal shareholder, and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Although Israeli law imposes procedural requirements, including obtaining special shareholder approvals for interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these transactions and activities. In addition Mr. Rafi Amit acts as the Chief Executive Officer of the Company, on a full time basis as well as acting as Priortech’s Chairman of the Board Of Directors. Mr. Yotam Stern, our Executive Vice President, Business & Strategy, spends 40% of his time serving as the Chief Executive Officer of Priortech and other positions in the Priortech group.

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

          Based on an analysis of our assets and income, we believe that in 2005 we were not a PFIC. We currently expect that we will not be a PFIC in 2006. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2006 or in a future year. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “U.S. Federal Income Tax Considerations-Tax Consequences if we are a Passive Foreign Investment Company.”

Our share price has been volatile in the past and may continue to fluctuate in the future.

          Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2005 through March 31, 2006, the price of our ordinary shares ranged from $2.56 to $5.5.Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

—	quarterly variations in our operating results;

—	market conditions relating to our customers’ industries;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

—	large block transactions in our ordinary shares;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements of significant claims or proceedings against us;

—	additions or departures of our key personnel;

—	future sales of our ordinary shares; and

—	general stock market price and volume fluctuations.

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

          Priortech beneficially holds 62.3% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

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

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas’ gaining majority of the Palestinian Parliament in the elections held recently in the Palestinian Authority, may affect Israel’s security, foreign relations and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our operations could be disrupted as a result of the obligation of our key personnel in Israel to perform military service. Some of our employees in Israel, including certain key employees, are obligated to perform annual reserve duty in the Israeli army and are subject to being called up for reserve duty at any time. The absence of one or more of our officers and key employees for significant periods of time due to military service could be disruptive to our operations.

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

          From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade, or OCS, for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we have fully repaid the grants received by us from the OCS. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring rights in the technology developed with the grants to parties outside of Israel and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay a further significant amount of royalties than the terms of the grants required, unless the amount of production outside Israel is less than 10% of the original rate of production and the OCS has not resisted to the transfer of products. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

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

          Our legal and commercial name is Camtek Ltd. We were incorporated in 1987. In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board, or PCB, manufacturing industry. In 1994, we introduced our first automated optical inspection, or AOI, system for the inspection of PCBs. In late 1998, we introduced our Orion system, which gained wide acceptance in the high-end PCB market and represented a breakthrough for us. Applying our core technologies, we developed our Pegasus system, which was introduced in the third quarter of 2002, for the inspection of high density interconnect substrates, or HDI-S. In September 2001, we acquired a developer and producer of AOI systems for the semiconductor manufacturing and packaging industry, or MEP. This acquisition allowed us to enter the semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the semiconductor manufacturing and packaging industry in the fourth quarter of 2003. The first revenue recognition of the Falcon was in the second quarter of 2004, and since then, we have experienced growth in Falcon sales, reaching total revenues of nearly $20 million in 2005 or 30% of the total 2005 revenues.

          In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million. In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 were sold to Priortech Ltd.), in which we received net proceeds of $6.1 million. On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI).

On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, the closing price of the shares on the Nasdaq National Market on Wednesday April 26, 2006. The private placement also included warrants that, during a period of four years, are exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share.

          We have been a public company since July 2000. In December 2005, we re-listed on the Tel-Aviv Stock Exchange and became a dual listed company. Our headquarters are located in Israel, and we have operations in the Asia Pacific region, Japan, the United States and Europe.

Our principal executive offices are located in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel, and our telephone number is 011-972-4-604-8100. Our agent for service of process in the United States is Camtek USA, Inc., located at 2000 Wyatt Dr., Santa Clara CA 95054, Tel: (408) 986 9640. Our website is located at www.camtek.co.il. The information on our website is not incorporated by reference into this annual report.

B.	Business Overview.

          For discussion of capital expenditures and divestitures, see “Item 5- Operating and Financial Review and Prospects- Liquidity and Capital Resources.”

Our Business

          We design, develop, manufacture and market automated optical inspection, or AOI, systems and related products. AOI systems are computerized systems, which optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in three industries: the printed circuit board, or PCB, industry; the high density interconnect, or HDI-S, industry; and the semiconductor manufacturing and packaging industry. Our systems provide our customers with a high level of defect detection, are highly reliable and offer high throughput. We have sold more than 1,600 of our AOI systems in over 30 countries around the world, predominantly to the PCB industry, of which we believe over 1,050 systems are still in use. Our customer base includes a majority of the largest 100 PCB manufacturers worldwide as well as 6 out of the top 15 semiconductor manufacturers. Our global, direct customer support network provides responsive, localized support for our installed base.

          Our products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

Our Markets

          We target three industries: the PCB industry; the HDI-S industry; and the semiconductor manufacturing and packaging industry, all part of the electronic packaging industries and the electronics supply chain

The Printed Circuit Board Industry

          A PCB is used as the basic platform to interconnect and mount a broad range of electronic components. PCBs consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulated base. These conductive lines provide electrical interconnections for electronic components and are essential to the functioning of electronic products. Imperfections in the various stages of the PCB manufacturing process may result in defects or flaws, like open conductive lines, electrical short circuits, nicks and inappropriate line widths.

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

          The manufacturing process for multi-layer boards is comprised of three stages: the manufacture of production tools, including artwork and masks; the production of inner layers and their lamination into a single board; and the production of external layers. The majority of AOI systems in the PCB industry is used for inspection of inner layers. Today, the number of inner layers in typical multi-layer PCBs usually ranges from four to 18, though certain high layer-count boards may consist of as many as 52 layers. Inspection by AOI systems during the manufacturing process for the detection of defects in the inner layers prior to the lamination process is crucial, so that any defective individual layers may be repaired or replaced while still accessible. Once the multi-layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board.

The High Density Interconnect Substrate Industry

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

The Semiconductor Manufacturing and Packaging Industry

          The semiconductor manufacturing industry produces circuits (ICS) on silicon wafers; each wafer consists of numerous IC dice. At the end of the wafer manufacturing process, our AOI systems inspect the wafer for various defects. At this stage, AOI systems verify that the dice are free of defects, and that the electronic probes used for functional testing of the finished ICs have caused no damage to the terminal pads. AOI is important to correct any wafer manufacturing process problems, as well as for quality assurance purposes, mainly to ensure that the conductive pads on the IC meet the requirements for wire-bonding to either a lead frame or to a Ball Grid Array (BGA) substrate. A lead frame is the traditional manner of packaging the IC, where the IC is wire bonded to a thin sheet of copper or copper alloy stamped to form an array of leads. A BGA substrate connects the terminal pads on the die to miniature metal balls. After the IC and lead frame or substrate are encapsulated in molded epoxy, the protruding lead frame leads or substrate balls will serve later to connect the finished device to the PCB.

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

A relatively small, but fast growing segment is Micro-Electro Mechanical Systems (MEMS), which utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices (DLP), sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure the product performance and reliability. This testing may amount to 50-60% of the overall product cost. AOI is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

Products

Our AOI systems consist of:

A precise, movable table;

—

An electro-optical assembly unit, either movable or fixed, which consists of a video camera, precision optics and illumination sources. The electro-optical unit captures the image of the inspected product

—	An electronic hardware unit, which operates the entire system and includes embedded components that process and analyze the captured image by using our proprietary algorithms.

          The inspected product is placed on the movable table and is scanned under the optical assembly unit. The optical assembly unit then captures images of the product, while the electronic hardware unit processes the image using the analysis algorithms. Detected discrepancies are logged and reported as defects per the user preferences. The image of the defect is immediately available for verification by the system operator. Our systems can also compile and communicate statistical reports of inspection findings via the customer’s factory information system.

          We offer a broad range of systems for AOI of ICs, HDI-S and for PCBs. These systems are used to enhance production yields and assist in controlling manufacturing processes at wafer fabrication, test and assembly houses, and PCB plants worldwide. We invest significant resources in research and development to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage and of our ability to adapt our technologies to evolving market needs come from our design philosophy and applicable know-how in basing its products on software-intensive architectures.

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

AIC

The AIC (Automated Inspectify™ Center) integrates Inspection and Verification into one efficient cell that maximizes productivity across the entire AOI operation. Through its pickup and transfer mechanism, the AIC bridges between the Dragon and Camtek’s new verification station, CVR-200. Material flow is balanced and streamlined at the Dragon’s scan rate. Since panels are on and off-loaded automatically, handling-related defects are eliminated.

Designed to increase overall productivity and yield, AIC delivers immediate process-control feedback to the production line, saving both time and money, and improving the final yield.

Automated Optical Inspection Systems for the Semiconductor Industry

Falcon

          The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the semiconductor die, which, if left undetected, may cause premature failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional testing issues or control the integrity of the interconnect bump arrays made on dice intended for packaging in flip chip technology. The Falcon family currently includes models for 3D and 2D metrology of bumped-wafer prepared for packaging in the flip-chip technology; inspection of finished wafers at the end of their manufacturing process and in test houses, where inspection adds the value of monitoring the marks left by the testing probe or protects expensive probe cards from damage by dust particles; post-dicing inspection of frame-mounted wafers at assembly and packaging facilities, where it adds the value of detecting dicing-related damage.

Customers

          Our customer base includes a majority of the largest 100 PCB manufacturers worldwide and 7 out of the top 10 semiconductor IDM manufacturers. Our customers, many of whom have multiple facilities, are located in over 30 countries throughout Asia, Europe and North America. No individual customer accounted for more than 10% of our total revenues during 2003, 2004 or 2005. In the HDI-S industry, our customers are typically dedicated HDI-S manufacturers, but also include large PCB manufacturers who have separate HDI-S manufacturing facilities. Our HDI-S customers are predominantly located in Taiwan, Japan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductors.

          The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
China and Hong Kong	$10,520	$29,576	$24,665
Taiwan	10,717	14,574	12,258
Japan	2,563	3,533	2,065
Other Asia	1,139	5,341	5,036
United States	2,465	8,116	11,484
Western Europe	2,737	4,780	6,597
Rest of the World	1,000	1,499	927

Total	$31,141	$67,419	$63,032

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

          As of December 31, 2005, 176 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region, we adjusted our sales organization accordingly during the past two years, and significantly expanded our sales, marketing and support teams in this region.

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

          In the second quarter of 2006, we purchased a credit insurance policy from the ICIC – the Israeli Credit Insurance Policy Company, in order to minimize the risk contemplated in transactions with customers which are located overseas and which are granted with variable amount of credit. The Policy covers, among other risks, political and financial risks of such customers.

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

Competition

          The markets in which we operate are highly competitive. In the PCB industry, our principal competitor is Orbotech, with additional competitors including Dainippon Screen, Lloyd Doyle and ManiaBarco. Our competitors in the HDI-S industry include Dainippon Screen, Orbotech, ATI and Utechzone. In the semiconductor manufacturing and packaging industry, our primary competitor is August Technology (merged into Rudolph Technology in February 2006), with additional competitors including Robotic Vision Systems, Topcon, Toray Industries, Hitachi, Icos, Tosko and Solvision.

          We believe that the principal elements of a sustainable competitive advantage in the AOI market are:

—	On-going research, development and commercial implementation of new image acquisition, processing and analysis technologies;

—	Product architecture based on proprietary core technologies and commercially-available hardware. Such architecture supports shorter time-to-market, flexible cost structure and higher margins.

—	Fast response to evolving customer needs

—	Product copmpatibility with customer automation environment

—	Strong pre- and post-sale support (applications, service and training) deployed in immediate proximity to customer sites

—	maintaining a sufficient production line in order to follow the increasing demand for AOI products;

          We believe that we compete effectively on all of these factors.

Capital Expenditures

          The following table shows our principal capital expenditures in fixed assets for the last three years:

	December 31,

	2003	2004	2005

	(in thousands)
Real Estate	$-	$191	$20
Building	-	30	147
Machinery and equipment	66	315	114
Office furniture and equipment	154	293	362
Automobiles	-	-	30

Total	$220	$829	$673

          We currently do not have any material capital expenditures in progress.

The following EU directives apply: Low Voltage Directive (LVD) 73/23/EEC, Directive 98/37/EC on the approximation of the laws of the Member States relating to machinery (these directives represent the European standard required in order to sell in Europe).

C.	Organizational Structure

          Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of HDI-S. Based on sales, PCB Technologies, a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 62.3% of our outstanding ordinary shares. Our revenues from sales to affiliated and subsidiaries of Priortech, totaled $190,000 $230,000 and $1,000 in 2003, 2004 and 2005, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

D.	Property, Plants and Equipment

          Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. In September 1998, we entered into a lease for these facilities to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor, which was exercised by us. These facilities occupy 74,000 square feet, of which 28,000 square feet are devoted to the manufacturing of our products. We believe that our production capacity is sufficient for our current and expected levels of sales.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy, an aggregate, of approximately 28,000 square feet.

Item 4A. Unresolved Staff Comments

                         None.

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

          We sell our AOI systems internationally. The majority of sales of our AOI systems in 2005 was to PCB manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. In 2005, our sales to customers in the Asia Pacific region accounted for approximately 70% of our total revenues, including approximately 39.1% of our total revenues from sales in China and Hong Kong and 19% from sales in Taiwan. We expect that this trend of increased production of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future.

          In addition to revenues derived from the sale of AOI systems and related products, we generate revenues from providing maintenance and support services for our products. We expect our service revenues to increase as our installed base increases. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period. Our service revenues, and gross profit derived from these revenues, increased in 2005 since more systems were sold during the industry upturn during 2004, therefore more warranties expired. We expect service revenues to moderately grow in 2006 due to the general increase of our installed base.

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

Valuation of Accounts Receivable. We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs. The following table is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31, 2003, 2004 and 2005:

	As of December 31,

	2003	2004	2005

	(in thousands)
Balance at beginning of period	$(2,387)	$(2,090)	$(2,236)
Provisions	(628)	(1,229)	(680)
Deductions	925	1,083	710

Balance at end of period	$(2,090)	$(2,236)	$(2,206)

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition.

In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) was effective for the Company beginning in the first quarter of fiscal 2006. In the first quarter of 2006, the Company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R).

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20. “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. The Company does not anticipate that the implementation of these statements will have a significant impact on its financial position or results of operations.

Results of Operations

Year Ended December 31, 2005 compared to Year Ended December 31, 2004.

Revenues. Revenues decreased 6.5% to $63.0 million in the year ended December 31, 2005 from $67.4 million in the year ended December 31, 2004, primarily as a result of a downturn in the printed board industry, which resulted in our customers’ holding capital equipment spending. Sales to the PCB industries decreased 34%, and sales to HDI-S industries decreased 11% while sales to the semiconductor industry increased 308%. Sales of all products decreased 10% to $57.0 million in the year ended December 31, 2005 from $63.3 million in the year ended December 31, 2004. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends. We estimate that the average selling prices of our AOI systems remained unchanged during 2005 compared to 2004. However the introduction of new products with higher throughput and higher direct costs, resulted in a reduction of the total AOI machines shipped to satisfy the market requirements.

          In 2005, our total sales increased on an absolute basis in the United States and Europe, as a result of the successful penetration of the Falcon systems to the semiconductor industry. In Asia and in Japan, our sales decreased as a result of the downturn of our business to the PCB industries, which was not compensated by the moderate increase of Falcon sales to the semiconductor industry in Asia.

          Service fees increased by 48.5% to $6.0 million in the year ended December 31, 2005 from $4.1 million for the year ended December 31, 2004. This increase reflected the increase in sales of system in 2004 which resulted in higher service fees in 2005.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead, provisions for warranties and royalty payments to the Government of Israel. These expenditures are only partially affected by sales volume. In 2005, we experienced a decrease in gross profit and gross margins, primarily due to decreased sales to the PCB industries. Our gross profit on product sales decreased by $6.4 million to $28.8 million in 2005, compared to $35.2 million in 2004. Our gross profit on service revenue increased by $0.6 million in 2005, to $1.5 million compared to $0.9 million in 2004. Our total gross profit decreased by $5.8 million to $30.3 million in 2005 from $36.1 million in 2004, representing a decrease of 16.1%. Our gross margin came down to 48.0% in 2005, compared to a gross margin of 53.5% in 2004.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2005 were $8.5 million, compared to $7.3 million in 2004. Research and development expenses increased in 2005 due, in part, to increased research and development projects and use of subcontractors (by $0.3) and also due to an increase in headcount and raised salaries and bonuses (by another $0.3).

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, doubtful debt, professional services and rent costs. Our selling, general and administrative expenses increased 17.5% to $18.8 million in 2005 from $16 million in 2004. Selling, general and administrative expenses as a percentage of revenues increased in 2005 to 29.8% from 23.7% in 2004 mainly due to building marketing and sales infrastructure to support the penetration of the Falcon systems to the semiconductor industry. Moreover, in 2005 we continued the restructuring and strengthening our overall sales infrastructure especially in the Asian territory. We increased our sales employee headcount raising expenses by $0.6 million, and agent commissions were increased by $0.3 million. Our expenses for professional and legal services were increased in 2005 by $0.7 million as a result of the law suits filed against us in Israel and in the United States.

Financial and Other (Expenses) Income, Net. We had net financial expense of $320,000 in 2005, as compared to net financial expense of $359,000 in 2004. These changes related primarily to exchange rate influence and interest paid. Changes in currency rates resulted in expenses of $238,000 in 2005 and income of $80,000 in 2004.

Provision for Income Taxes. We had no provision for income tax in 2005 compared with the provision we had in 2004 for income tax of $499,000, due to a settlement we reached with the Israeli Income Tax Authorities regarding certain tax assessments.

Net Income. Our net income decreased to $2.7 million in 2005 compared to a net income of $10.8 million in 2004. This decrease in net income was primarily due to the increase in all expenses categories in 2005.

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

          In 2004, our total sales increased on an absolute basis in all geographic markets; in addition, the relative significance of certain geographic markets as a percentage of our total sales has continued to shift from Europe and the United States to the Asia Pacific region. Sales also increased due to the successful penetration of our Dragon system, continuing penetration of our Pegasus system and the introduction of our Orion Fine Line system to the packaging market. We also started to recognize sales to the semiconductor manufacturing sector by introducing our Falcon system.

          Service fees decreased by 11.1% to $4.1 million in the year ended December 31, 2004 from $4.6 million for the year ended December 31, 2003. This decrease reflected the decrease in sales of systems in 2002 which resulted in lower service fees in 2004.

Gross Profit. In 2004, we experienced an increase in gross profit and gross margins, primarily due to increased sales, which provided the economies of scale benefits. Our gross profit on product sales increased by $22 million to $35.2 million in 2004, compared to $13.2 million in 2003. Our gross profit on service revenue decreased by $216,000 in 2004, compared to $1.1 million in 2003. Our total gross profit increased by $21.8 million to $36.1 million in 2004 from $14.3 million in 2003, representing an increase of 152.3%. Our gross margin improved to 53.5% in 2004, compared to a gross margin of 46% in 2003.

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

Provision for Income Taxes. We had a provision for income tax of $499,000 in 2004 due to a settlement we reached with the Israeli Income Tax Authorities regarding certain tax assessments. This compares to a provision of $225,000 in 2003.The 2003 provision reflected our estimate of the probable cost of settlement of these tax assessments.

Net Income. Our net income increased to $10.8 million in 2004 compared to a net loss of $1.6 million in 2003. This increase in net income was primarily due to an increase in our revenues.

     Liquidity and Capital Resources

          Our cash and cash equivalent balances totaled approximately $8.7 million at December 31, 2005 and $9.1 million at December 31, 2004. Our investments in marketable securities totaled approximately $2.1 million at December 31, 2005, we had no investments in marketable securities at December 31, 2004. Our cash and marketable securities consisted mainly of money raised through equity offerings in 2000 and 2002, and money raised through a convertible loan in 2005. We raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002 and $5.0 million as a convertible loan from FIMI Opportunity Fund L.P. and FIMI Israel Opportunity Fund, Limited Partnership. Our working capital was approximately $47.8 million at December 31, 2005 and $40.0 million at December 31, 2004. On April 30, 2006 we have raised approximately $15 Million by a Private Placement to Israeli institutional investors issuing 2,525,252 ordinary shares. The Private Placement also included warrants that are exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share, during a period of four years.

     Cash flow from operating activities

For the year ended December 31, 2005, we had negative cash flow from operations of $0.3 million, primarily due to an increase in our receivables of $5.0 million, partially offset by an increase in our payables of $1.1 million. For the year ended December 31, 2004, we had negative cash flow from operations of $1.8 million, primarily due to an increase in our inventories of $11.2 million, and due to an increase in our accounts receivable of $8.8 million.

          Cash flow from investing activities

          Cash flow used by investing activities in 2005 was $2.8 million, mainly due to investment in marketable securities of $2.1 million and investment in fixed assets of $0.7 million.

          Cash flow used by investing activities in 2004 was $0.8 million, mainly due to investment in fixed assets. Cash flow provided by investing activities in 2003 was $10.7 million, mainly due to the redemption of marketable securities.

          Capital expenditures for 2005 were $673,000, compared to $829,000 in 2004, and $220,000 in 2003. Most of the capital expenditures in 2005 were for the purpose of replacing obsolete equipment and machinery and renewing office furnishings and equipment. Our capital expenditure budget for 2006 is approximately $800,000.

We believe that our existing sources of liquidity and anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements for at least the next twelve months.

Effective Corporate Tax Rate

          Our production facilities are the subject of several “investment programs,” and have been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959. We are entitled to a tax holiday for a period of ten years from the year in which we, as an Approved Enterprise, first earn taxable income. The periods of benefits relating to our investment programs which received Approved Enterprise status expire at different times. The tax benefits with regard to our first investment program which received Approved Enterprise status expired on December 31, 1999, and the tax benefits with regard to our second approved investment program will expire at the end of 2007. Income related to our first investment program is now subject to a 31% corporate tax rate. The percentage of our income which will be subject to the 31% tax rate is dependent on the increase in our revenues in comparison to the revenues in the year in which each additional investment program was approved and other factors. In 2006, approximately 2% of our taxable income will be subject to the 31% corporate tax rate.

          In the event that we operate under more than one approval or that our capital investments are only partly approved, our effective tax rate will be a weighted combination of the various applicable tax rates.

          As of December 31, 2005, we had net operating loss, or NOL, carryovers for Israeli tax purposes of approximately $2.9 million, which may be used to offset taxable income, subject to annual limitations. This NOL carryover has no expiration date. In addition, foreign subsidiaries have NOL carryovers totaling approximately $9.3 million, of which approximately $4.0 million expire between 2006 to 2010, approximately $1.7 million expire between 2021 to 2023 and approximately $3.4 million have no expiration date.

Disclosure About Market Risk

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars, and the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive, which was the case in 2005. The opposite effect occurs when the dollar decreases in value in comparison to these currencies. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the costs of our Israeli operations, mainly personnel and facility-related, are incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars and have an effect on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

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

          Our product development efforts over the past two years have resulted in the introduction of several new AOI systems, including the new models in the Dragon series, and Orion series as well as automated material handling systems for the Dragon series for the PCB market, the Pegasus the Lam, new models in the Orion series for the HDI-S market and the Falcon for the semiconductor manufacturing and packaging market.

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

          As of December 31, 2005, we had 85 employees engaged in research and development, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were, $5.9 million, $7.3 million and $8.5 million for the years ended December 31, 2003, 2004 and 2005 respectively, representing 18.8% ,10.7% and 13.5% of total revenues for the years then ended.

          We will continue to devote our research and development resources to maintaining and extending our technology leadership position. In 2006 we expect to introduce new products and capabilities for all of our target markets.

          In general, we rely on a combination of our copyrights, trade secrets, patents, trademarks and non-disclosure agreements to protect our proprietary know-how and intellectual property. We also enter into confidentiality agreements with key employees and with all of the subcontractors who develop and manufacture components for use in our products. We also employ specialists whose main role is to maintain and protect our intellectual property from both professional and legal perspectives. We cannot be certain that actions we take to protect our proprietary rights will be adequate nor can we be certain that we will be able to deter reverse engineering or that there will not be independent third-party development of our technology.

          We have three patents pending with the Patent Cooperation Treaty organization or PCT, ten patents pending in Israel, and four registered patents - two in the United States, one in Japan and one in Israel. We have also sixteen patents that were registered with the PCT and are in registration process in the United States, Europe, Japan and Israel. Several of these patents relate to our AOI technology developed for the semiconductor industry. We consider aspects of many elements of our AOI systems to be proprietary to us.

D.      Trend Information.

          During 2001, 2002 and early 2003, competition in the PCB and HDI-S industries intensified due to the low demand for AOI systems, resulting from the general economic downturn during that time. The demand increased again during 2004. We have also experienced a capacity correction of the demand for our AOI products in the first quarter of 2005, due to seasonal adjustment of the markets, as well as a decrease in the PCB business, mainly the Chinese market, but in the next quarters of 2005 the trend changed again, and the demand for AOI systems increased.

          In 2005, the majority of sales of our AOI systems were still to manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. We expect that this trend toward the manufacturing of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future, though at a lower rate.

          The trend of our revenues from the Falcon systems to the semiconductors industries was very positive in 2005. The first revenue recognition of the Falcon was in the second quarter of 2004, and since then, we have experienced growing Falcon sales, reaching total revenues of nearly $20 million in 2005 or 30% of the total 2005 revenues. We expect to maintain or even improve during 2006 the rate of Falcon systems’ sales that we had achieved at the end of 2005.

E. Off-Balance Sheet Arrangements.

We do not have any arrangements or relationships with entities that are not consolidated into our financial statements and are reasonably likely to materially affect our liquidity or the availability of our capital resources.

F. Contractual Obligations and Other Commercial Commitments.

As of December 31, 2005, we had contractual obligations and commercial commitments of:

	Payment Due in

Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years

	(in thousands)

Long-term debt obligations	$--	$--	$--	$--	$--
Capital lease obligations	--	--	--	--	--
Operating lease obligations (1)	1,194	567	627	-	--
Purchase obligations	--	--	--	--	--
Other long-term obligations (2)	721	293	309	119	-

Total	$1,915	$860	$936	$119	$-

(1)	In May 2004, we entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2005, the minimum future rental payments were approximately $ 994.

(2)	Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2005, minimum future rental payments under these leases amounted to $721.

Item 6. Directors, Senior Management and Key Employees.

A.	Directors and Senior Management.

          The following table sets forth information with respect to our directors, executive officers and key employee as of the date of this annual report. The address of our directors, executive officers and key employee is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title

Rafi Amit	57	Chairman of the Board of Directors and Chief Executive Officer
Yotam Stern	53	Executive Vice President, Business & Strategy and Director
Meir Ben-Shoshan	75	Director
Haim Horowitz	57	Director
Eran Bendoly	41	Director
Moshe Amit	61	Executive Vice President
Ronit Dulberg	41	Vice President - Chief Financial Officer
Miri Saar	48	Vice President – Human Resources
Yuval Attias	38	Director of Finance
Amir Gilead	55	Vice President, Semiconductor and Packaging Division
Adi Corem	53	Vice President, Operations
Jacob Yavor	47	Vice President, Printed Circuit Board and HDI-S Division
Roni Flieswasser	45	Chief Technology Officer and President of Camtek Europe
Roy Porat	39	President of Camtek Hong Kong

          Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit has a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology. Mr. Rafi Amit is the brother of Mr. Moshe Amit.

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

          Meir Ben-Shoshan has served on our Board of Directors since November 1998. From May 1995 until March 1999, Mr. Ben-Shoshan was a director of AG Associates (Israel) Ltd., a manufacturer of integrated processing equipment for the semiconductor industry, and was Chairman of its board from April 1996 to March 1999. From 1986 to 1998, Mr. Ben-Shoshan was a vice president of Clal Electronics Industries Ltd., a large electronics company. From March 2000 to March 2001, Mr. Ben-Shoshan was a director of Tower Semiconductor Ltd., a manufacturer of semiconductors. He has also been a director of IFN Ltd., a company dealing in e-knowledge and e-content management since January 2000 and has been the Chairman of the Board of Jordan Valley Applied Radiation Ltd. since August 1999. Mr. Ben-Shoshan has been a member of the Association of Production Engineers in England since 1965. He received an M.B.A. from Tel-Aviv University.

          Haim Horowitz has served on our Board of Directors since November 1998. Mr. Horowitz has also been the manager of the operating and financial control department of DSP Group, a fabless semiconductor company. Between 1999 and 2003, Mr. Horowitz served as Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacturer. Between 1994 and 1999, he served as Treasurer of Menen Medical Ltd., and from 1993 to 1994, he served as the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993, Mr. Horowitz served as Treasurer of Elscint, Inc., a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from Technion - Israel Institute of Technology.

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

          Moshe Amit has served as one of our executive officers since October 1994 and since February 2001 through first quarter of 2006 he served as our Executive Vice President and Chief Financial Officer. Mr. Amit maintains his current position as Executive Vice President and also handles various tasks as a member of Camtek’s senior management. From 1987 until 1994, Mr. Amit served as the President of PCE, Inc., a New Jersey-based company affiliated with us, which, until 2001, sold and serviced PCBs and AOI systems. Mr. Amit has a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology. Mr. Moshe Amit is the brother of Mr. Rafi Amit.

          Ronit Dulberg has been employed by us since March 2006 as our new Chief Financial Officer. Previously Mrs. Dulberg served as Vice President of Finance for Creo IL, an Israeli subsidiary of Creo International from 2000 to 2004 and prior to that she served in other senior positions in several high-tech companies in Israel. Mrs. Dulberg has a B.A in Economics and Accounting from Haifa University - Israel and an LLM from Bar-Ilan University in Israel. Mrs. Dulberg is a registered CPA in Israel, she has also completed two Executive Management Programs of the Technion - Israel Institute of Technology and Stanford University.

          Miri Saar has been employed by us since March 2005 as VP Human Resources. Previously Ms Saar served as HR Manager for Conexant Systems Israel from 2001 to 2005 and prior to which she served in other senior positions in several high-tech companies in Israel. Ms Saar has a BA in English and Applied Linguistics from Tel-Aviv University, Israel, and is also a registered mediator at the Ministry of Justice.

          Yuval Attias has served as our Controller (today Director of Finance) since February 1999, prior to which Mr. Attias was an accountant with Somekh Chaikin, the Israeli affiliate of KPMG Peat Marwick. Mr. Attias has a B.A. in Economics and Accounting from Haifa University and is a registered CPA in Israel

          Amir Gilead has been employed by us since March 2000, and since November 2001, has served as our Vice President, Semiconductor and Packaging Division. From 1999 until March 2000, Mr. Gilead served as President and Chief Executive Officer of Advanced Automation International Inc., a startup in the semiconductor equipment manufacturing industry. From 1990 until 1999, Mr. Gilead held various executive positions with Kulicke & Soffa, a semiconductor equipment manufacturer. Mr. Gilead has a B.Sc. and an M.Sc. in electrical engineering from Technion - Israel Institute of Technology.

          Adi Corem has been employed by us since November 1998 and has served as our Vice President, Operations since January 2001. From 1988 to November 1998, Mr. Corem served as the Operations Manager of Volta Carmiel Ltd., a manufacturer of plastic products. From 1984 to 1988, Mr. Corem worked as a Projects Manager in Elbit Systems Ltd., a military technology developer and producer. Mr. Corem has a B.Sc. in Industrial Engineering from Technion - Israel Institute of Technology.

          Jacob Yavor has been employed by us since 1987 and has served as our Vice President, Printed Circuit Board and HDI-S Division since May 2002. Mr. Yavor has a B.Sc. in Computer Engineering from Technion - Israel Institute of Technology.

          Roni Flieswasser established the European branch of Camtek in September 1995, prior to the establishment of Camtek Europe NV. Prior to joining Camtek, Mr. Flieswasser worked with AOI systems at Orbotech, and was a partner for four years in a software company specializing in business applications.

          Roy Porat has served as President of Camtek Hong Kong since September 2003. From 2001 until September 2003, Mr. Porat served as President of our U.S. subsidiary, Camtek USA, Inc. From 1999 to 2000, Mr. Porat served as the Chief Executive Officer of Aeronautics Ltd. From 1994 to 1999, Mr. Porat served in various executive positions at our affiliate, PCB Technologies. Mr. Porat has a B.Sc. in Industrial Engineering from Technion - Israel Institute of Technology.

B.	Compensation.

Compensation of Executive Officers and Directors

          The aggregate remuneration paid by us in the year ended December 31, 2005 to all the persons listed in Section A above (Directors and Senior Management) except for Mr. Yuval Attias, was approximately $2,146,000, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the reimbursement of their expenses. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

          Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving a one year term which expires at our 2006 annual general meeting of shareholders. Each of our outside directors, Messrs. Haim Horowitz and Meir Ben-Shoshan, is serving a three-year term in accordance with the Israeli Companies Law, which will expire at our annual general meeting of shareholders to be held in 2006.

          None of the members of our Board of Directors, except Messrs. Rafi Amit and Yotam Stern, is a party to a service contract with us, which would provide them benefits upon termination of employment.

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

An “office holder,” under the Israeli Companies Law, is anyone serving, regardless of formal title, as a director, general manager, chief executive officer, executive vice president, vice president, or any other executive reporting directly to the general manager. Each person listed in the table under “Directors, Executive Officers and Key Employees” is one of our office holders, with the exception of our controller. All arrangements as to compensation of office holders who are neither directors nor controlling shareholders are approved by our compensation committee. The compensation of office holders who are directors or controlling shareholders, and any other employee who is a controlling shareholder or a close relative of such controlling shareholder as defined in the Companies Law), must be approved also by our Audit Committee, our Board of Directors and our shareholders, in that order. Special shareholder voting procedures are required for the approval of compensation of office holders or employees who are also controlling shareholders or any relative thereof.

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

Required Approval. Extraordinary transactions with a controlling shareholder and a controlling shareholder’s close relative or in which a controlling shareholder (or its relative) has a personal interest, and the terms of compensation of a controlling shareholder or a relative of a controlling shareholder who is a director, executive officer or employee, require the approval of the audit committee, the board of directors and the shareholders of the company. This shareholder approval must include the majority of shares voted at the meeting. In addition, either:

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

D.	Employees.

Employees

          The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,

	2003	2004	2005

Executive management	7	7	8
Research and development	72	74	85
Sales support	58	94	122
Sales and marketing	50	59	65
Administration	32	37	59
Operations	46	67	46
Total	265	338	385

          The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,

	2003	2004	2005

China (including Hong Kong)	51	78	97
Taiwan	28	32	39
Japan	5	6	8
Other Asia	7	17	18
Europe	8	10	11
North America	17	18	18
Israel	149	177	194
Total	265	338	385

          In light of the progress and the demand in the Semiconductor Manufacturing and Packaging industry, we have started to recruit personnel in order to meet the demand. The increase in demand, mainly for the Falcon, has also driven the need to recruit employees who are engaged in other activities like research and development and sales support. The number of employees increased during 2005 by 14% from 338 to 385 employees, from which 194 employees are working in Israel and the rest are working in our subsidiaries worldwide. The main increase in our employees in Israel is in the research and development department whereas the main increase abroad is in customer support for the Chinese market.

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

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 29,856,672 ordinary shares outstanding as of June 29, 2006.

	Beneficial Ownership

	Number of Ordinary Shares(1)	Percentage

Rafi Amit(2)	18,665,647	62.5%
Yotam Stern(3)	18,712,303	62.7%

Directors and executive officers as a group (13 persons)(4)	19,292,787	64.4%

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

(4)

Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 687,584 of our ordinary shares. Our Director of Finance is not one of our executive officers.

Share Option Plans

General. We currently maintain five share option plans. The purpose of our option plans is to afford an incentive to our officers, directors, employees and consultants and those of our subsidiaries, to acquire a proprietary interest in us, to increase their efforts on our behalf and to promote the success of our business.

          As of December 31, 2005, there were 1,315,650 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $1.95, exercisable at various dates through July 2013. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

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

Options Granted During 2005. During 2005 we have granted 144,000 options to employees at an exercise price of $3.00, a price that reflects the price of the share in the market at the grant date. These options are subject to the terms of the 2003 Share Option Plan.

          We have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under all of our option plans. Ordinary shares issued pursuant to these share option plans are eligible for resale in the public market.

          As of December 31, 2005, there were options exercisable and vested for 702,990 ordinary shares (out of the total outstanding options of 1,315,650) at an average weighted exercise price of $1.95 per share, and unvested options exercisable for 612,660 ordinary shares at an average weighted exercise price of $ 2.19.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

          The following table provides information regarding the beneficial ownership of our ordinary shares as of June 29, 2006, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 29,856,672 ordinary shares outstanding as of June 29, 2006

	Beneficial Ownership

	Number of Ordinary Shares*	Percentage

Priortech Ltd.	18,605,203	62.3%

* A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at Industrial Zone, Migdal Ha’Emek 23150, Israel. As of 29 June, 2006, there were a total of 10 holders of record of our issued and outstanding ordinary shares, of which 8 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 32.3% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

** On April 30, 2006, we completed a private placement in which we issued to Israeli institutional investors 2,525,252 ordinary shares. The private placement also included warrants which are exercisable into additional 1,262,626 ordinary shares. In addition, on June 21, 2006, Priortech Ltd., sold 2,440,000 of our ordinary shares to a number of Israeli institutional investors and also granted these investors options exercisable for four years, for an additional 1,220,000 ordinary shares. The sale has decreased Priortech’s holdings in us to 62.3% of the issued share capital. On a fully diluted basis, assuming the full exercise of all convertible securities, including bonds and options convertible to Camtek shares issued by Priortech in January 2005, Priortech’s holdings decreased to 47% of our share capital.

B.	Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech and its Affiliates

          From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $733,000, $1,122,000 and $597,000 in 2003, 2004 and 2005, respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms is comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech, totaled $190,000, 230,000$ and $1,000 in 2003, 2004 and 2005, respectively. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and us bear interest at Libor + 1%. As of December 31, 2005, the remaining balance owed to us by Priortech and its affiliates under transactions made in the ordinary course of business with them was $290,000 and as of March 31, 2006 this balance stood at $115,000.We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

Legal Proceedings

          On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. We believe that we have substantial defenses against Orbotech’s claims.

          On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding an illumination block, (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s expert opinion, that Camtek allegedly infringed the patent, and granted a provisional remedy which prevents Camtek from manufacturing the illumination block. The Supreme Court rejected our request to appeal from the District’s Court decision. We believe that it has substantial defenses against Orbotech’s claims.

          On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota by the Company’s competitor in the field of semiconductor manufacturing and packaging, August Technology Corporation, alleging infringement of a patent and seeking injunctive relief and damages. We have filed an answer and counterclaims alleging, inter-alia, non-infringement of the patent. We believe that we have substantial defenses to August’s allegations.

          We believe that we have good defenses against the aforementioned claims. However, we cannot assure you that we will be successful in our defense against the claims.

On July 2005, the Company, together with our parent company, Priortech Ltd., filed a lawsuit in Israel against our competitor, Orbotech, in the sum of 4.1 million US dollars, in respect of damages incurred by it due to a claim and a motion for injunction filed against the Company by Orbotech on May 2004, in the District Court in Nazareth, and the court’s decision in the motion thereof. The Company believes that Orbotech’s claim and motion against it were not filed in good faith, but in order to thwart Camtek’s secondary public offering that was scheduled few days after the submission of Orbotech’s claim and motion and was supposed to infuse the Company and Priortech Ltd approximately 40 million dollars.

We are not a party to any other material legal proceedings.

B.	Significant Changes.

          There have been no significant changes since the date of the financial statements included in this annual report.

Item 9. The Offer and Listing.

A.	Offer and Listing Details.

Price History of Ordinary Shares

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

	High	Low

Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2001:	8.75	1.59
Fiscal Year Ended December 31, 2002:	3.90	0.31
Fiscal Year Ended December 31, 2003:	3.64	0.29
2004:
First Quarter	7.80	3.18
Second Quarter	6.03	3.77
Third Quarter	5.63	3.31
Fourth Quarter	4.86	3.10
Fiscal Year Ended December 31, 2004:	7.80	3.10
2005:
First Quarter	4.7	3.2
Second Quarter	3.6	2.75
Third Quarter	3.95	2.56
Fourth Quarter	4.48	2.6
Fiscal year ended December 31, 2005:	4.7	2.56
First Quarter 2006	5.49	4.34
Monthly Market Prices for the Most Recent Six Months
December 2005	4.48	3.64
January 2006	5.5	4.34
February 2006	5.46	4.77
March 2006	5.49	4.75
April 2006	6.44	4.75
May 2006	8.4	6.01
June 2006 until 27 June, 2006	6.9	5.55

          For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE. During such period, the trading activity on the TASE in our ordinary shares was insignificant. At our request, our ordinary shares were de-listed from the TASE. In December 2005, we re-listed our ordinary shares in the TASE.

B.	Plan of distribution.

          Not applicable.

C.	Markets.

          As noted above, the Company’s ordinary shares are traded on the Nasdaq National Market under the symbol “CAMT”. Since December 2005, our ordinary shares are traded also on the Tel-Aviv Stock Exchange and we are subject to the Israeli legislation which applies to companies that are traded in dual listing.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles

          Following is a summary of material information concerning our share capital and a brief description of the material provisions contained in our Memorandum of Association and our Articles.

General

          Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 29,856,672 ordinary shares are outstanding and fully-paid. Under the Agreement with FIMI as described in Item 4.A., we undertook to issue to FIMI ordinary shares in the event of conversion of the $5 million debentures or any part thereof in accordance with the terms of this agreement. Conversion price is $5.00 per share, however, in the event that the average closing price of the company’s shares as reported on Nasdaq for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00.

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

          On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI). The loan is payable in three equal annual payments starting at the third anniversary of the closing date. The lenders have the right to postpone the repayments to the end of the fifth anniversary from the closing date. The loan bears annual interest of Libor + 2.1%. The interest is payable every three months. Conversion of the loan in whole or in part, is optional at a conversion price per share of $5.50. If the average closing price of the Company’s shares as reported on Nasdaq for the 60 consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing, is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00. We covenanted that our shareholder’s equity would not decrease to $45 million, or $40 million as a result of dividend distributions while such shareholder’s equity may not decrease by more than 10%, unless such deviation is cured within three consecutive financial quarters immediately following the financial quarter in which such decrease has occurred. We also covenanted that our shareholder’s equity shall represent at least 55% of the total assets of the Company. Other covenants were that the net loss shall not exceed an aggregate of $10 million in any single financial quarter or any year and that the Company would not to take any further loans which exceed the aggregate amount of $15 million (other than the loans and credit lines which were in effect at the closing date) and not to enter into new transactions with our affiliates. We also entered into a registration rights agreement whereby the Company may register with the SEC ordinary shares held by FIMI. This registration rights agreement may be used in connection with the ordinary shares underlying the debentures which we provided to FIMI with in return for the loan, and includes, among other things, the following terms: (a) FIMI is entitled to make up to one demand from the Company to register its ordinary shares held by FIMI, subject to delay due to market conditions; (b) FIMI will be entitled to participate and sell the Company’s ordinary shares in any future registration statements initiated by it, subject to certain conditions; (c) The Company will indemnify FIMI in connection with any liabilities incurred by it in respect of such registration statements due to any misstatements or omissions except for information provided by FIMI, and FIMI will indemnify the Company in connection with any liabilities incurred by it in respect of such registration statements due to any misstatements or omissions in written statements by FIMI made for the purpose of their inclusion in such registration statements; and (d) The Company will pay all expenses related to registrations which it has initiated, except for certain underwriting discounts or commissions or legal fees, and all the expenses related to one registration initiated by FIMI.

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

Taxation of Distributions on the Ordinary Shares

          Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” the amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under “Israeli Taxation -Taxation of Non-Residents on Receipt of Dividends.” A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

—

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are marketable. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make a QEF election as described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

          Based on an analysis of our assets and income, we believe that we were not a PFIC for our tax year ended December 31, 2005. We currently expect that we will not be a PFIC in 2006. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current year ending December 31, 2006 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

General Corporate Tax Structure

          Most Israeli companies are subject to corporate tax at the rate of 34% of their taxable income. However, pursuant to an amendment to the law passed on July 25, 2005 the corporate tax rate is to be reduced to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% thereafter.

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

          Under the Inflationary Adjustments Law, income and loss for tax purposes are adjusted for inflation on the basis of changes in the Israeli consumer price index. In addition, subject to limitations regarding depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index. Under a recent amendment to the Inflationary Adjustment Law, the Minister of Finance is authorized, with the approval of the Finance Committee of the Israeli parliament, to suspend the application of the Inflationary Adjustment Law for any particular year if the rate of inflation for that year was not higher than 3%. The Inflationary Adjustment Law was not suspended in 2003, 2004 or in 2005.

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

The amendment to the Investment Law

          On April 1, 2005, an amendment to the Investments Law came into force. In order to be recognized as owning a Approved Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Approved Enterprise and receiving a minimal rate of 25% of the gross revenues from certain market which has a population of at least 12 million people. Pursuant to the amendment, a company with a Approved Enterprise is entitled, in to accelerated depreciation for the manufacturing assets used by the Approved Enterprise and to certain tax benefits. As we are located in geographical “Zone A”, if we will invest the minimal investment abovementioned and we shall still meet the other criteria set forth in the Investment Law, we will be exempt from income tax from the Approved Enterprise for a period of up to 10 years.

Income from sources other than the “Approved Enterprise” during the period of benefits will be taxable at regular corporate tax rates.

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

          The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless a special governmental committee, in its discretion consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are sold or transferred to parties or performed outside of Israel, if approved by the special governmental committee, a company may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount depending on the portion of manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant unless the amount of production outside Israel is less than 10% of the original rate of production of the products developed with these grants. In this particular case, although the OCS may resist to the transfer of production within 30 days from the receipt of an announcement to that effect, the law does not impose obligation to pay enlarged royalties to the OCS. Prior to the recent amendment of the law, the technology developed pursuant to the terms of these grants could not have been sold or transferred outside of Israel under any circumstances, and could not have been sold or transferred to third parties within Israel without the prior approval of the governmental committee. However, pursuant to an amendment of the law, which entered into force on March 30th, 2005, the special governmental committee may, in special cases, approve the transfer or sale of the technology outside of Israel. Such sale or transfer, even if approved, may impose on a company a substantial payment, which generally may be as high as the amount of the grants received by a company, increased in proportion to the increase of the value of the technology or the company less any royalty payments already paid to the government. This approval is not required for the export of any products resulting from that research development. Approval of the sale or transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated thereunder, including the restrictions on the sale or transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

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

          Net Operating Loss Carryover

          As of December 31, 2005, we had net operating loss, or NOL, carryovers for Israeli tax purposes of approximately $2.9 million, which may be used to offset taxable income, subject to annual limitations. This NOL carryover has no expiration date.

Taxation of Shareholders’ Capital Gains

          Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the “Real Gain” and the “Inflationary Surplus.” The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax. A foreign resident may reduce the tax rate used for the Inflationary Surplus to zero if calculated according to the exchange rate of the foreign currency lawfully invested in shares of the Israeli resident company, instead of the Israeli consumer price index. Real Gains accrued after January 1, 2003 are subject to capital gains tax of 25%, whereas assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time that the assets were held before and after January 1, 2003. Real Gains derived on or after January 1, 2003 from the sale of ordinary shares traded on the Tel Aviv Stock Exchange or on a foreign stock exchange recognized by the Israeli Ministry of Finance are subject to capital gains tax of 15%. According to the 2006 Tax Reform, an individual will subject to a 20% tax on real capital gains on the sales of securities, including debentures, warrants and shares, so long the individual is not a controlling shareholder (generally a shareholder with 10% or more in the right to profits, right to nominate a director and voting rights) in the company issuing the securities. This implies an increase in the tax rate on the gains from publicly traded securities from 15%, which was applicable to sales before January1, 2006 to 20%. Non-residents are generally exempt from tax on gains from the sale of such shares, provided that the Real Gains are not derived by a non-resident’s permanent establishment in Israel. We note that Nasdaq was recognized by the Israeli Ministry of Finance as a foreign stock exchange.

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

          Our ordinary shares are quoted on the NASDAQ National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. Information about us is also available on our Web site at http://www.camtek.co.il. Such information on our Web site is not part of this annual report.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

          Interest Rate Risk

          We currently do not hold or invest in derivative financial instruments for trading or other purposes and, as of December 31, 2005, we had no outstanding derivative financial instruments of any kind. We have no material market risk exposure of the type contemplated by Item 11, and, therefore, no quantitative tabular disclosures are required.

          Our non-NIS denominated loans bear interest based on the LIBOR, and our NIS denominated loans are based on the Israeli prime interest rate. From time to time, we use short-term loans. As of December 31, 2005, our short-term loans were US Dollar denominated.

          Most of our investments are compromised of short-term bank deposits which bear fixed interest rates.

          Foreign Currency Rate Fluctuations

          The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars, and the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, which is the case in 2005, the prices of our products will increase relative to that local currency and may be less competitive. The opposite effect occurs when the dollar decreases in value in comparison to these currencies, which was the case in 2004. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the costs of our Israeli operations, mainly personnel and facility-related, are incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars and have an effect on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

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

          Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2005, we had net liabilities of approximately $8.7 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $87,000 or income for the same amount in case of evaluation or devaluation, respectively.

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

          Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

The following table presents the aggregate amount of fees paid by the Company to Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, for their services to the Company for the years ended December 31, 2004 and 2005:

Fee Category	Fees Paid during 2004	Fees Paid during 2005

Audit Fees	$80,000	$90,000
Audit-Related Fees	$77,000	$55,500
Tax Fees	$10,000	$5,200
All Other Fees	$8,000	$4,300
Total Fees	$175,000	$155,000

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

Our Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services. Under the policy, The Audit Committee will pre-approve all auditing services and permitted non-audit services (including the fees and other terms) to be performed for the Company by its independent auditor to the extent required by law. In addition, the Audit Committee may adopt policies and procedures to permit delegation of authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Decisions of the subcommittee to grant pre-approvals will be presented to the full Audit Committee at its next scheduled meeting.

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

Item 18. Consolidated Financial Statements.

Our consolidated financial statements and report of independent registered public accounting firm in connection therewith, as listed below, are hereby incorporated into this annual report by reference to our Report in Form 6-k furnished to the SEC on April 6, 2006.

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

4.3

Employee Share Option Plan - Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-49982, filed with the Securities and Exchange Commission on November 15, 2000).

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

4.7

Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S- 8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

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

4.10

Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004. (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form F-20 File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005.

4.11	Convertible Loan Agreement, by and between the Registrant and FIMI Opportunity Fund, L.P., and FIMI Israel Opportunity Fund, dated August 8, 2005.

4.12

Press Release announcing the Company’s completion of $15,000,000 Private Placement dated April 28, 2006; Press Release announcing Priortech Ltd. Sale of Camtek shares to Israeli Institutional Investors dated June 21, 2006.

8.1

Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F- 1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, and Goldstein Sabo Tevet.*

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

          The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAMTEK LTD.

By: /s/ Rafi Amit

Name: Rafi Amit
Title: Chief Executive Officer
Date: June 29, 2006