Form 20-F
period 2006-12-31
CAMTEK LTD
filed 2007-06-29
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

or

☐ Shell Company pursuant to Section 13 or is (d) of the Securities Exchange Act of 1934 \ Date of event requiring this shall Company report ___________

Commission file number 000-30664

Camtek Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Ordinary Shares, nominal value 0.01 New Israeli Shekel per share
(Title of Class)

Nasdaq Global Market
(Name of Exchange)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

30,040,855 Ordinary Shares, par value NIS 0.01

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

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

          We derived the selected data under the captions “Selected Statement of Operations Data” and “Selected Balance Sheet Data” for the years ended December 31, 2004, 2005 and 2006, and balance sheet data as of December 31, 2005 and 2006 from the audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005, have been jointly audited by Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, both independent registered public accounting firms. Further, the consolidated financial statements as of and for the year ended December 31, 2006, have been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm. We derived the selected data under the caption “Selected Statement of Operations Data” for the years ended December 31, 2002 and 2003 from audited financial statements that are not included in this annual report.

          For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,

	2002	2003	2004	2005	2006

	(in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	$19,103	$26,567	$63,353	$56,987	$92,470
Service fees	3,490	4,574	4,066	6,045	7,585
Total revenues	22,593	31,141	67,419	63,032	100,055
Cost of revenues:
Cost of products sold	10,421	13,214	28,193	28,262	42,600
Cost of services	3,220	3,460	3,168	4,519	5,842
Royalties to the Government of Israel	1,000	150	-	-	-
Write-off of inventory	1,805	-	-	-	-
Total cost of revenues	16,446	16,824	31,361	32,781	48,442
Gross profit	6,147	14,317	36,058	30,251	51,613
Research and development costs	7,194	5,855	7,328	8,469	11,831
Selling, general and administrative expenses	10,057	10,041	15,953	18,760	27,850
Aborted share issuance expenses	-	-	1,122	-	-
Operating income (loss)	(11,104)	(1,579)	11,655	3,022	11,932
Financial and other income (expenses), net	331	235	(359)	(320)	(288)
Income (loss) before income taxes	(10,773)	(1,344)	11,296	2,702	11,644
Income taxes	519	225	499	-	(41)
Net income (loss)	$(11,292)	$(1,569)	$10,797	$2,702	$11,603

Earnings (loss) per ordinary shares outstanding:
Basic	$(0.47)	$(0.06)	$(0.40)	$0.10	$0.40
Diluted	$(0.47)	$(0.06)	$(0.39)	$0.10	$0.39

Weighted average number of ordinary shares outstanding:
Basic	24,166	27,053	27,114	27,253	29,176
Diluted	24,166	27,053	27,800	27,586	29,553

	December 31,

	2002	2003	2004	2005	2006

	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$2,898	$12,837	$9,141	$8,714	$23,358
Total assets	48,948	54,186	68,643	75,239	110,806
Bank credit	51	2,300	2,335	-	-
Shareholders’ equity	40,316	38,851	49,776	52,618	80,138

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

          There is a high degree of risk associated with our company and business. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline.

Risk Factors Related to Our Business and Our Markets

The markets we target are: printed circuit board, integrated circuit (IC) substrate and semiconductor manufacturing and packaging industries. These markets are highly cyclical and the Company does not have any information that enables it to predict the downturns in these markets.

          The printed circuit board, IC substrate and semiconductor manufacturing and packaging industries are highly cyclical; The printed circuit board and the IC substrate experienced a prolonged and severe downturn in 2002 and 2003, during which the overall rate of capital spending by printed circuit board and IC substrate manufacturers had been sharply cut and sales of our products had declined. We experienced an expansion and growth during 2004, a seasonal adjustment down in the first quarter of 2005, and again, an expansion during the second half of 2005 and the first half of 2006. In the second half of 2006 and first quarter of 2007 our results were affected by a downturn in the semiconductor manufacturing and packaging industry. As a result of this cyclicality we saw during 2004 an increase in capital spending in the printed circuit board and IC substrate industries, and sales of our automated optical inspection, or AOI, systems to these manufacturers increased. In 2005, there was a decrease in demand from our clients in the printed circuit board industry, as a result of a capacity adjustment in that market but in the first, second and third quarter of 2006 the demand from our clients in the printed circuit board market increased again. In the first quarter of 2007 we experienced a decline in customer demand for our products in the printed circuit board industry. Also, the semiconductor manufacturing and packaging industry is characterized by cyclicality, which is amplified in the back-end sector, where we operate. In the first half of 2006 we won new customers from the semiconductor industry, while in the second half of 2006 and the first quarter of 2007, we, like other equipment suppliers in this industry, were affected by its relative weakness. In the event of a permanent reduction in demand, we have only a limited ability to reduce expenses because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during future downturns or capacity adjustments affecting the markets we serve.

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

          We are expanding our product lines and customer base. Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers who are likely to order multiple systems, for new products and for new customers in new markets. The sales process in these cases generally involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of one to six months. More evaluation time is devoted during the initial penetration period for new products and for new customers in new markets, since these circumstances usually require engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, our finished goods inventory has increased and totaled $18.4 million at December 31, 2006, and our costs may increase disproportionately to our revenues as our product lines and customer base expand. Moreover, our customers are increasingly requiring that we deliver our products with short lead times. In order to meet our customers’ needs in the timeframe they require, we need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our industry, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. In order to compensate for these unexpected delays, we have had to predict our needs further into the future, which increases the risk that our predictions may not correspond to our actual future needs.

We operate an international sales organization. A substantial majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks.

          We have sold our systems in over 30 countries around the world. The majority of our sales were in the Asia Pacific region. In 2006, our sales in the Asia Pacific region accounted for approximately 74% of our total revenues, including approximately 34% of our total revenues from sales in China and Hong Kong and 13% from sales in Taiwan. We further increased our presence in the region during 2006. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, political instability, trade restrictions, a downturn in economic or financial conditions, as well as any extraordinary events having an adverse effect on the economy or business environment in this region may cause a significant decline in our future revenues and may have an adverse effect on our results of operations. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

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

          Our future success will depend on our ability to enhance our existing products and to develop and introduce new technologies for AOI of printed circuit boards, IC substrates and silicon wafers. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to keep pace with technological changes, with products offered by our competitors or with emerging industry standards, our ability to attract new business and generate revenues may be damaged.

The markets we serve are highly competitive. There is a dominant market participant for AOI systems both for the printed circuit board industry and for the final inspection of silicon wafers in the semiconductor industry, and some of our competitors have greater resources, all of which may make it difficult for us to maintain profitability.

          Competition in the markets we serve is intense. During 2002, early 2003, first half of 2005 and during the first half of 2007, competition intensified due to the low demand for the type of products that we manufacture to the printed circuit board and the IC industries. This resulted from the general economic downturn or seasonal adjustments during that time. If the trend of increasingly intense competition continues, it could mean lower prices for our products and a corresponding reduction in our gross margin. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected.

          Competitors currently sell systems that provide functionality similar to our products. In the printed circuit board industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen, Lloyd-Doyle and ManiaBarco. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases. Our competitors in the IC substrate industry include Dainippon Screen and Utechzone. In the semiconductor manufacturing and packaging industry, our principal competitor and the dominant market participant is Rudolph Technologies Inc., with additional competitors including Robotic Vision Systems, Topcon, Torray and Hitachi.

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

          On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that an optional component in the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue dealt with by the court is the validity of the asserted patent. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims.

          On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s expert opinion, that Camtek allegedly infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. Following the grant of the provisional remedy by the District Court, the Company filed a motion for leave to appeal (permission from the Israel Supreme Court to appeal the District Court’s decision to grant a provisional remedy). The Supreme Court rejected our request. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. In February 2007 the patent referring to the specific illumination block expired. The Company has filed two requests for the lawsuit to be dismissed. We believe that we have good defenses in the infringement aspect of the claim. We further believe that we have claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech.

          On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota by one of the Company’s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. together with August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. We have filed an answer and counterclaims alleging, inter-alia, non-infringement, invalidity and unenforceability of the patent. The case is currently approaching the end of the discovery phase and is expected to be trial ready by October 2007. We believe that we have substantial defenses to August’s allegations.

          We cannot assure you that we will be successful in our defense against these claims. If these claims are successful, they could have a negative impact on our business by impairing our ability to sell our systems, and they could result in pecuniary damages against us. Pecuniary damages awarded at the discretion of the court, if any, would be based either on the amount of any losses incurred by the claimants in sales of products due to our sales of infringing products or on the amount of profits earned by us from sales of infringing products. In the event we do not prevail against these claims, we may also be liable for any court costs and attorney’s fees incurred by the claimants in connection with these litigations. Even if we will be successful in our defense against these claims, we may still incur significant legal expenses while resolving these matters.

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

          We incurred net losses of $11.3 million and $1.6 million for the years ended December 31, 2002 and 2003, respectively. Despite having had net income of $10.8 million, $2.7 million and $11.6 million in 2004, 2005 and 2006 respectively, we incurred a net loss of $4.3 million in the first quarter of 2007. We may not be able to sustain or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

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

Our dependence on a single major manufacturing facility magnifies the risk of an interruption in our production capabilities.

          We have one major manufacturing facility, which is located in Migdal Ha’Emek, Israel. Any event affecting this site, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

We may experience fluctuations in our future operating results, making it difficult to predict future results.

          Our revenues and net income (loss), in any particular period may be lower than revenues and net income (loss), in a preceding or comparable period. This complicates our planning processes and reduces the predictability of our earnings. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as indications of our future performance.

Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

—	the size, timing and shipment of substantial orders;

—	customer budget cycles and installation schedules;

—	product introductions;

—	the pricing of our products;

—	the timing of new product upgrades or enhancements;

—	temporary shifts in industry capacity;

—	the timing of installation or, in some cases, of acceptance of our products by our customers;

—	interest and exchange rates; and

—	the timing of issuing required import permits in certain countries into where we sell.

We depend on a limited number of key personnel who would be difficult to replace.

          Our continued growth and success largely depend on the managerial and technical skills of the members of our senior management and key employees. If we continue expanding our operations, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. In particular, we may find it difficult to hire key personnel with the requisite knowledge of our business, products and technologies. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. During periods of economic growth, competition for qualified engineering and technical personnel is intense.

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

          From time to time, we purchase products of, or sell products to, other companies owned or controlled by Priortech Ltd., our principal shareholder, and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite Israeli law procedural requirements, including obtaining special shareholder approvals for interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these transactions and activities. In addition, Mr. Rafi Amit acts as the Chief Executive Officer of the Company, on a full time basis, as well as acting as the Company’s and Priortech’s Chairman of the Board Of Directors. Mr. Yotam Stern, our Executive Vice President, Business & Strategy, spends 40% of his time serving as the Chief Executive Officer of Priortech and other positions in the Priortech group.

We may be classified as a passive foreign investment company, and, as a result, our U.S. shareholders may suffer adverse tax consequences.

          Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders, including gain realized on the sale of our ordinary shares being treated as ordinary income rather than capital gain income and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” with respect to our ordinary shares. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

          Based on an analysis of our assets and income, we believe that in 2006 we were not a PFIC. We currently expect that we will not be a PFIC in 2007. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2007 or in a future taxable year. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “U.S. Federal Income Tax Considerations-Tax Consequences If We Are a Passive Foreign Investment Company.”

Our share price has been volatile in the past and may continue to fluctuate in the future.

          Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2006 through June 28, 2007, the price of our ordinary shares ranged from $3.02 to $8.40. Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

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

          Priortech beneficially holds 61.9% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

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

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In 2005, Israel executed its plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas gained majority of the Palestinian Parliament in the elections held in the Palestinian Authority. Recently, a civil war has erupted in the Gaza Strip between Hamas and Fatah supporters, which was followed by the establishment of two different Palestinian governments – one by Hamas in the Gaza Strip and one by Fatah in the West Bank. These events affect Israel’s security, foreign relations and the stability of the region. Furthermore, in the summer of 2006 Israel and Lebanon entered into war, which lasted for a month and a half and affected the Northern part of Israel, where we are located. Any further escalation in the hostilities referred to above or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

          From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade (the “OCS”), for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we have fully repaid the grants received by us from the OCS. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring rights in the technology developed with the grants outside of Israel and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay a further significant amount of royalties than the terms of the grants required, unless the amount of production outside Israel is less than 10% of the original rate of production and the OCS has not resisted to the transfer of products. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this annual report or to assert U.S. securities law claims in Israel.

          We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli attorneys are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons, including one based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult for you to assert U.S. federal securities laws claims or to enforce civil liabilities under U.S. federal securities laws in actions originally instituted in Israel.

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

          Our legal and commercial name is Camtek Ltd. We were incorporated in 1987. In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board, or PCB, manufacturing industry. In 1994, we introduced our first automated optical inspection, or AOI, system for the inspection of PCBs. In late 1998, we introduced our Orion system, which gained wide acceptance in the high-end PCB market and represented a breakthrough for us. Applying our core technologies, we developed our Pegasus system, which was introduced in the third quarter of 2002, for the inspection of integrated circuits (IC) substrates. In September 2001, we acquired a developer and producer of AOI systems for the semiconductor manufacturing and packaging industry, or MEP. This acquisition allowed us to enter the semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the semiconductor manufacturing and packaging industry in the fourth quarter of 2003. The first revenue recognition of the Falcon was in the second quarter of 2004, and since then, we have experienced growth in Falcon sales, reaching total revenues of nearly $40 million in 2006 or 40% of the total 2006 revenues.

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

          On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. The private placement also included warrants that, during a period of four years, are exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share.

          We have been a public company since July 2000. In December 2005, we re-listed on the Tel-Aviv Stock Exchange and became a dual listed company. Our headquarters are located in Israel, and we have operations in the Asia Pacific region, North America and Europe.

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

Our Business

          We design, develop, manufacture and market automated optical inspection, or AOI, systems and related products. AOI systems are computerized systems, which optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in three industries: the printed circuit board, or PCB, industry; the high density substrates for interconnection of integrated circuit devices, or IC substrate industry; and the semiconductor manufacturing and packaging industry. Our systems provide our customers with a high level of defect detection, are highly reliable and offer high throughput. We have sold more than 1,800 AOI systems in countries around the world. Our PCB customer base includes the majority of the largest 100 PCB manufacturers worldwide. Since the introduction of our Falcon line for the semiconductor industry, we have sold over 100 Falcon systems to more than 30 semiconductor manufacturers, test and assembly houses and bumping service providers, including 8 out of the top 10 Integrated Device Manufacturers (IDM). Our global, direct customer support organization provides responsive, localized pre and post sales support for our customers through our wholly-owned subsidiaries.

          Our products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

Our Markets

          We target three industries: the PCB industry; the IC substrate industry; and the semiconductor manufacturing and packaging industry, all part of the electronic packaging industries and the electronics supply chain.

The Printed Circuit Board Industry

          A PCB is the basic platform that mount and interconnects a broad range of electronic components, such as IC devices, resistors, capacitors, coils and the like, and enables them to operate as an electronic system. PCBs consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulating base. These conductive lines provide electrical interconnections between the components. The trace integrity and conformance to exact dimensions are essential to the functioning of the electronic product. Imperfections in the various stages of the PCB manufacturing process may result in defects or flaws, like open conductive lines, electrical short circuits, nicks and inappropriate line widths.

          The trend towards compact, high-performance and highly reliable electronic products, such as mobile phones, notebook computers, digital cameras and personal digital assistants, drives the demand for increased complexity and miniaturization of PCBs. In response to this demand, PCB manufacturers are producing multi-layer PCBs with increasingly narrower and denser lines, as well as boards with higher layer counts. Multi-layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi-layer boards are continuing to evolve with new technologies. Currently, high-end PCBs (excluding substrates) use conductive lines and spaces 50 to 120 microns (0.002 to 0.005 inch). The scan time required to inspect a given PCB surface increases substantially in relation to the reduction in line width.

          The manufacturing process for multi-layer boards is comprised of three stages: the manufacture of production tools, including artwork and masks; the production of inner layers and their lamination into a single board; and the production of external layers. The majority of AOI systems in the PCB industry is used for inspection of inner layers. Today, the number of inner layers in typical multi-layer PCBs usually ranges from 4 to 18, though certain high layer-count boards may consist of as many as 52 layers. Inspection by AOI systems during the manufacturing process for the detection of defects in the inner layers prior to the lamination process is crucial, so that any defective individual layers may be repaired or replaced while still accessible. Once the multi-layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board.

The IC Substrate Industry

          The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drives the semiconductor industry to produce ICs (dice) requiring more input/output connections. These dice must fit into smaller packages. The IC substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the IC die, providing it mechanical and electrical connection to the printed circuit board. These substrate feature conductive lines that are 12 to 50 µm (microns) in width. Although IC substrates are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

          The IC is connected to the upper side of the substrate, either by wire bonding by means of thin metal wires, or by “flipping” the IC and directly connecting its face to the substrate through an array of matching bumps, in what is known as flip chip die attach (“Flip-Chip”). The IC substrate is connected to the PCB via an array of conductive solder balls, known as a ball grid array, or BGA.

          The complexity of IC substrates requires advanced inspection systems with high magnification power for detecting minuscule defects that hinder production yields. Optical inspection of IC substrates is implemented along the manufacturing process, where the substrates are still in panel form, similar to PCB, and at the end of the production process, where the substrates are cut to strips or packed in trays. Due to the high integration level of today’s electronic products, defective substrate that pass undetected may render the entire product unusable. Or, if assembled in a mission-critical system, they may cause a catastrophic failure.

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

          In Flip-Chip packaging technology, the face of the IC is attached to the top of a substrate via an array of bumps, rather than being wire bonded. Wafers designed for Flip-Chip assembly interconnect go through a process in which solder bumps raging from 30 to 150 microns in height, or gold bumps about 15 microns tall, are plated or stenciled on pads on the face of the IC. A similar technology termed Chip-Scale Wafer Level Packaging (CS-WLP), larger bumps up to 500 micron tall are placed on the die and the entire wafer is coated with a thick layer of polymer – usually epoxy. After dicing, the individual die is actually a finished device, ready to be mounted directly on the PCB. AOI with 3-D measurement capabilities is used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the IC or the substrate during the packaging process, leading to device failure.

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

—	A precise, movable table, that holds the inspected product;

—	An electronic hardware unit, which operates the entire system and includes embedded components that process and analyze the captured image by using our proprietary algorithms.

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

          We offer a broad range of systems for automated optical inspection of semiconductor wafers, IC substrates and PCBs. These systems are used to enhance production yields and assist in controlling manufacturing processes at wafer fabrication, test and assembly houses, and PCB plants worldwide. We invest significant resources in research and development to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage and of our ability to adapt our technologies to evolving market needs come from our design philosophy and applicable know-how in basing its products on software-intensive architectures.

Automated Optical Inspection Systems for the PCB and IC Substrate Industries

          Our products for these industries consist of the Dragon and Orion lines for the inspection of inner and outer layers of PCB panels; the Pegasus line for final inspection (AFI) of IC substrate; the Planet for inspection of ultra-fine-line IC substrate; and Large Area Masks (LAM) dedicated for inspection of artwork and photo masks.

Dragon

          Dragon systems are high-throughput, automation-ready systems for inspection of all PCB types in a mass production environment. Dragon models are optimized for specific PCB technology ranges – from mainstream circuits of typically 100 µm (microns) conductor line width, up to high density substrates having 12 µm (microns) wide conductive lines. All Dragon models are designed to interface with automated material handling mechanisms provided by us or other automation suppliers. We believe that the combination of detection ability, scanning speed, real-time data collection for process control and automated material handling deliver outstanding value to customers. The Dragon was first introduced in March 2003.

Orion

          Orion systems are stand-alone AOI systems for high volume inspection of all PCB types designed to operate in “Inspectify™” mode of operation. Inspectify™ is a unique mode of operation enabling the operator to perform verification immediately after inspection on the same system, thus saving time and eliminating handling-related defects. The Orion family has evolved gradually since its introduction in 2000. All Orion models retain an ergonomic user interface that supports high productivity and flexibility, allowing successive on-line inspection and verification, or solely inspection followed by off-line verification on a separate station. Like the Dragon family, Orion models are dedicated for various PCB technology ranges.

Pegasus

          The Pegasus line includes systems for automated inspection of finished IC substrates that are subsequently used in packaging of BGA and Chip Scale Package (CSP) devices. The Pegasus inspects both sides of the substrate, detecting process and mechanical defects in particular in the gold-plated areas where the substrate will interconnect with the silicon die or the PCB and in the solder-mask areas. Pegasus models handle substrates in strip format in magazines or singular substrates in trays. In December 2006 we introduced the Pegasus 200S, an enhanced product for inspecting IC substrates in strip format.

Planet

          Planet is designed for the inspection of ultra-fine-line IC substrate, down to 10µm line/space technologies. Introduced in June 2007, the Planet addresses the inspection needs of the very high end of the IC substrate industry - ultra-fine line. The Planet integrates our experience from both the semiconductor and PCB markets into a totally new hardware architecture to deliver the robustness and high resolution required for high speed detection of micron-scale defects.

Integrated AOI System

AIC

          The AIC (Automated Inspectify™ Center) integrates inspection and verification into one efficient cell that maximizes productivity across the entire AOI operation. Through its pickup and transfer mechanism, the AIC bridges between the Dragon and Camtek’s verification station, CVR-200. Material flow is balanced and streamlined at the Dragon’s scan rate. Since panels are on and off-loaded automatically, handling-related defects are eliminated.

Designed to increase overall productivity and yield, AIC delivers immediate process-control feedback to the production line, saving both time and money, and improving the final yield.

Verification Systems

          Camtek offers various stand-alone verification systems that enable verification of panels after Inspection. Camtek designed the verification stations to meet operator’s comfort during work while delivering high image quality.

CVR-100 is designed for verification of panels after inspection on the Dragon or Orion AOI;
CVR-200 is designed for verification when working in AIC configuration; and
PVS-200 is designed for the verification of IC Substrates (strips or units) after they were inspected by the Pegasus.

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

Customers

          Our customer base includes the majority of the largest 100 PCB manufacturers worldwide and 8 out of the top 10 semiconductor IDM. Our customers, many of whom have multiple facilities, are located in over 30 countries throughout Asia, Europe and North America. No individual customer accounted for more than 10% of our total revenues during 2004 or 2005. However, in 2006 we had one customer that accounted for about 10% of our total revenues. In the IC substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our IC substrate customers are located predominantly in Taiwan, Japan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,

	2004	2005	2006

	U.S. Dollars (In thousands)

China and Hong Kong	29,576	24,665	33,713
Other Asia	5,341	5,036	20,413
United States	8,116	11,484	15,622
Taiwan	14,574	12,258	12,895
Western Europe	4,780	6,597	9,170
Japan	3,533	2,065	6,716
Rest of the world	1,499	927	1,526

	67,419	63,032	100,055

Sales, Marketing and Customer Support

          We have established a global distribution and support network throughout the territories in which we sell our products, including the Asia Pacific region, North America and Europe. We believe that this is an essential factor in our customers’ decision to purchase our products. We primarily utilize our own employees to provide these customer support services. We may expand our network into additional territories as market conditions warrant.

          As of December 31, 2006, 94 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region, we adjusted our sales organization accordingly during the past three years, and significantly expanded our sales, marketing and support teams in this region.

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

Competition

          The markets in which we operate are highly competitive. In the PCB industry, our principal competitor is Orbotech, with additional competitors including Dainippon Screen, Lloyd-Doyle and ManiaBarco. Our competitors in the IC Substrate industry include Dainippon Screen and Utechzone. In the semiconductor manufacturing and packaging industry, our primary competitor is Rudolph Technologies Inc., with additional competitors including Robotic Vision Systems (RVSI), ICOS Vision Systems and Solvision. There are also several Japanese competitors whom we face mostly in Japan. These include Topcon, Torray, Hitachi and Tosok.

We believe that the principal elements of a sustainable competitive advantage in the AOI market are:

—	On-going research, development and commercial implementation of new image acquisition, processing and analysis technologies;

—	Product architecture based on proprietary core technologies and commercially-available hardware. Such architecture supports shorter time-to-market, flexible cost structure and higher margins;

—	Fast response to evolving customer needs;

—	Product compatibility with customer automation environment;

—	Strong pre and post-sale support (applications, service and training) deployed in immediate proximity to customer sites; and

—	maintaining a sufficient production line in order to follow the increasing demand for AOI products.

We believe that we compete effectively on all of these factors.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,

	2004	2005	2006

	(in thousands)
Real Estate	$191	$20	-
Building	30	147	409
Machinery and equipment	315	114	938
Office furniture and equipment	293	362	162
Automobiles	-	30	73
Total	$829	$673	$1,582

Material Effects of Governmental Regulations

          The following EU directives, which represent the European standard required in order to sell in Europe, apply: Low Voltage Directive (LVD) 73/23/EEC and Directive 98/37/EC on the approximation of the laws of the Member States relating to machinery). The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor manufacturing and packaging industry and production equipment producers, apply: SEMI S-2 (safety requirements for sale of equipment in the semiconductor manufacturing and packaging industry) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor manufacturing and packaging industry).

C.	Organizational Structure

          Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of IC substrates. Based on sales, PCB Technologies, a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 61.9% of our outstanding ordinary shares. Our revenues from sales to affiliated and subsidiaries of Priortech, totaled $230,000, $1,000 and $240,000 in 2004, 2005 and 2006, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

D.	Property, Plants and Equipment

          Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. In September 1998, we entered into a lease for these facilities to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor, which was exercised by us. These facilities occupy 74,000 square feet, of which 28,000 square feet are devoted to the manufacturing of our products. At the end of 2006, we decided to prepare construction programs and to apply for the necessary construction permits for the purpose of expanding our current facilities. The expansion is planned to occupy a further 71,500 square feet, which will enable us to double our manufacturing and development capabilities. Between January and March 2007 we invested a sum of $200,000 in the expansion and improvement of our current facilities.

          Also, at the end of 2006, we entered into a lease for a new manufacturing facility in China, in which we manufacture products that do not require the geographical proximity to the development facilities and that are designated to be sold to customers in Asia. The Chinese facility occupies 23,000 square feet. Since September 2006 and until June 28, 2007, we invested approximately $360,000 in start-up costs.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy, an aggregate, of approximately 29,000 square feet.

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

Overview

          We design, develop, manufacture and market automatic optical inspection, or AOI, systems and related products. Our AOI systems are used to enhance both production processes and yields for manufacturers in the printed circuit board, or PCB, industry, the integrated circuit substrate, or IC substrate, industry and the semiconductor manufacturing and packaging industry.

          We sell our AOI systems internationally. The majority of sales of our AOI systems in 2006 was to PCB manufacturers in the Asia Pacific region, particularly in China, South East Asia, Korea and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. In 2006, our sales to customers in the Asia Pacific region accounted for approximately 74% of our total revenues, including approximately 34% of our total revenues from sales in China and Hong Kong and 13% from sales in Taiwan. We expect that this trend of increased production of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future.

          In addition to revenues derived from the sale of AOI systems and related products, we generate revenues from providing maintenance and support services for our products. We expect our service revenues to increase as our installed base increases. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period. Our service revenues increased in 2006 since more systems were sold during the industry upturn during 2004, therefore more warranties expired. We expect service revenues to moderately grow in 2007 due to the general increase of our installed base.

          Our customers are increasingly requiring that we deliver our products with short lead times. In order to meet our customers’ needs in the time frame they require, we need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. This need to pre-stock our component and subsystem inventory is compounded by the fact that, in times of increasing demand in our industry, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. In order to compensate for these unexpected delays, we have had to predict our needs further into the future, which increases the risk that our predictions may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during times of business expansion tend to increase the level of component and subsystem inventories. Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers as well as for new customers in new markets. The sales process generally involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at a customer’s site for side-by-side competitive evaluations for a period of one to four months. During the initial penetration period for new products and for new customers in new markets, the evaluation period is typically extended, since there are usually more intensive engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, and as a result of the actual weakness and low demand that we experienced in the past two quarters - our finished goods inventory has increased. A significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

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

Revenue Recognition. We recognize revenue from sales in accordance with Securities and Exchange Comission Staff Accounting Bulletin No. 104 “SAB 104” and Financial Accounting Standard Board’s Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. We recognize revenue from the sales of our products when the products are installed at the customer’s premises and are operating in accordance with the products’ specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received and the price is fixed or determinable and collectibility is reasonably assured. Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period. Non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue when the applicable warranty term period commences.

          Our products are only installed by our qualified technicians. Thus, before we recognize the revenue from the sale of a product and consider the sales cycle completed, our technicians must install our product at the customer’s premises, activate the product according to its specifications and then certify completion of such installation and activation.

          Our revenue recognition policy requires that we make a judgment as to whether collectibility is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer’s payment history and its financial strength, as demonstrated by its financial reports or through a third-party credit check. In some cases, we secure payments by a letter of credit or other instrument.

Valuation of Accounts Receivable. We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider information at hand regarding specific customers, including aging of the receivable balance, evaluation of the security received from customers, our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs. The following table is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31, 2004, 2005 and 2006:

	As of December 31,

	2004	2005	2006

	(in thousands)
Balance at beginning of period	$(2,090)	$(2,236)	$(2,206)
Provisions	(1,229)	(680)	(778)
Deductions	1,083	710	131
Balance at end of period	$(2,236)	$(2,206)	$(2,853)

Valuation of Inventory. Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item’s past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

Income Taxes. We account for income taxes under SFAS No. 109, “Accounting for Income Taxes”, or “SFAS 109”. Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

Stock Option and Restricted Share Plans On January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values. SFAS 123(R) supersedes our previous accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin, or “SAB”, No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the guidance in SAB 107 in its adoption of SFAS 123(R). The application of SFAS 123(R) and SAB 107 require the exercise of certain judgment, estimates and assumptions.

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard effective January 1, 2006, for calendar year companies. In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of the recognition principles of SFAS 123(R). SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as was allowed under SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized for the year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As stock-based compensation expense recognized for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

We used Black-Scholes option-pricing model, or “Black-Scholes”, method of valuation for share-based awards for purposes of complying with the pro forma disclosure requirements of SFAS 123, and have used the Black-Scholes option-pricing model for purposes of both the measurement and recognition of compensation expense for share-based award commencing January 1, 2006 coinciding with the effective date of adoption of SFAS 123(R). Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Amortization of Intangible Assets Our parent company, Priortech, is required to implement, as of January 1, 2007, a new accounting standard (Accounting Standard No. 30 of the Israel Accounting Standard Board which was published in March 2007 (the “Standard”)). The Standard is based on the International Accounting Standard No. 38, which determines the accounting treatment, realization, measurement and disclosure demands regarding intangible assets.

Until the Standard became effective, the practice in Israel had been to write off research and development expenses in the profit and loss statement. According to the Standard, development expenses for research or minor adaptation of existing products and applications will continue to be written-off in the profit and loss statement. Development of new products and new implementations will be capitalized as an asset as long as they comply with the conditions set forth in the Standard. These conditions include, among other things, technological feasibility evidence; intention and ability to complete development of the intangible assets and to use or sell them; expectation of future economic benefits from the intangible asset; existence of technical resources, financial resources and the ability to measure the expenses which can be attributed to the asset during its development.

Intangible assets with finite useful lives are amortized. Intangible assets with indefinite useful lives are not amortized. The Standard requires that the amortization period and the amortization method for an intangible asset with a finite useful life shall be reviewed at least at each financial year-end, or at any time there is an indicator that the asset may be impaired.

The amount of our capitalized development expenses, reflected on Priotech’s consolidated statements for March 31, 2007, was NIS 9 million or approximately US$2.5 million.

Another item of disclosure in Priortech’s financial reports reflects the fact that on March 31, 2007, we had open forward positions in US dollars on the NIS exchange rate, as reflected in the following table:

Amount	Repayment date	Transaction date	Exchange Rate NIS/US$	Fair Value

$600,000	05.25.07	02.27.07	4.2025	NIS 30,240

$600,000	05.25.07	03.02.07	4.204	NIS 31,140

$1,200,000	05.25.07	03.09.07	4.1875	NIS 47,974

$600,000	05.25.07	03.15.07	4.1988	NIS 29,760

$600,000	05.25.07	03.22.07	4.1826	NIS 20,040

$600,000	05.25.07	03.29.07	4.1636	NIS 8,640

Recently Issued Accounting Standards

          In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

          In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No.108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. We will be required to adopt the provisions of SAB No.108 in fiscal year 2007. The adoption of SAB No. 108 did not have an impact on our consolidated financial statements.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not anticipate that the adoption of the provisions of SFAS No. 157 will materially impact our financial position and results of operations.

          In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently reviewing this new standard to determine its effects, if any, on our results of operations or financial position.

Results of Operations

Year Ended December 31, 2006 compared to Year Ended December 31, 2005.

Revenues. Revenues increased 59% to $100.1 million in the year ended December 31, 2006 from $63.0 million in the year ended December 31, 2005. Sales to the PCB and MEP industries increased 60% and 100% respectively, while sales to the IC substrates industry decreased 47%. Sales of all products increased 62% to $92.5 million in the year ended December 31, 2006, from $56.9 million in the year ended December 31, 2005. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

          In 2006, our total sales increased on an absolute basis as a result of the successful penetration of the Falcon systems to the semiconductor industry, despite the weakness felt in this industry during the second half of 2006, and high demands in the PCB and IC substrate industries, except in the fourth quarter of 2006

          Service fees increased by 25.5% to $7.6 million in the year ended December 31, 2006, from $6.0 million for the year ended December 31, 2005, primarily due to increased revenue from continuing service costs as our installed base increased.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead, provisions for warranties and royalty payments to the Government of Israel. These expenditures are only partially affected by sales volume. In 2006, we experienced an increase in gross profit and gross margins, primarily due to increased sales to the PCB and MEP industries. Our gross profit on product sales increased by $21.2 million to $49.9 million in 2006, compared to $28.7 million in 2005. Our gross profit on service revenue increased by $0.2 million in 2006 to $1.7 million, compared to $1.5 million in 2005. Our total gross profit increased by $21.3 million to $51.6 million in 2006 from $30.3 million in 2005, representing an increase of 70.6%. Our gross margin increased to 51.6% in 2006, compared to a gross margin of 48.0% in 2005.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2006 were $11.8 million, compared to $8.5 million in 2005. Research and development expenses increased in 2006 by $3.4 million, primarily due to increased headcount and salaries and bonuses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, doubtful debt, professional services and rent costs. Our selling, general and administrative expenses increased by 48.4% to $27.8 million in 2006 from $18.8 million in 2005. Selling, general and administrative expenses as a percentage of revenues decreased in 2006 to 27.8% from 29.8% in 2005. Moreover, in 2006 we continued the restructuring and strengthening of our overall sales infrastructure especially in the Asian territory. We increased our sales employee headcount raising expenses by $1.8 million, and agent commissions increased by $2.0 million. Our expenses for professional services, including legal costs, increased in 2006 by $1.77 million.

Financial and Other (Expenses) Income, Net. We had net financial expense of $288,000 in 2006, as compared to net financial expense of $320,000 in 2005. These changes related primarily to exchange rate influence and interest received and paid. Changes in currency rates resulted in expenses of $435,000 in 2006 and expenses of $238,000 in 2005.

Provision for Income Taxes. We made a provision for current income tax of $414,000 and previous years tax expenses of $61,000 against a deferred tax asset of $434,000 in 2006, compared to no provision for income tax nor deferred tax asset in 2005, due to our increased profitability and as we believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

Net Income. Our net income increased to $11.6 million in 2006 compared to a net income of $2.7 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Revenues decreased 6.5% to $63.0 million in the year ended December 31, 2005 from $67.4 million in the year ended December 31, 2004, primarily as a result of a downturn in the printed board industry, which resulted in our customers’ holding off capital equipment spending. Sales to the PCB industry decreased 34%, and sales to IC substrate industry decreased 11% while sales to the semiconductor industry increased 308%. Sales of all products decreased 10% to $57.0 million in the year ended December 31, 2005 from $63.3 million in the year ended December 31, 2004. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends. We estimate that the average selling prices of our AOI systems remained unchanged during 2005 compared to 2004. However the introduction of new products with higher throughput and higher direct costs, resulted in a reduction of the total AOI machines shipped to satisfy the market requirements.

          In 2005, our total sales increased on an absolute basis in the United States and Europe, as a result of the successful penetration of the Falcon systems to the semiconductor industry. In Asia and in Japan, our sales decreased as a result of the downturn of our business to the PCB industry, which was not compensated by the moderate increase of Falcon sales to the semiconductor industry in Asia.

          Service fees increased by 48.5% to $6.0 million in the year ended December 31, 2005 from $4.1 million for the year ended December 31, 2004. This increase reflected the increase in sales of systems in 2004, which resulted in higher service fees in 2005.

Gross Profit. In 2005, we experienced a decrease in gross profit and gross margins, primarily due to decreased sales to the PCB industries. Our gross profit on product sales decreased by $6.4 million to $28.8 million in 2005, compared to $35.2 million in 2004. Our gross profit on service revenue increased by $0.6 million in 2005, to $1.5 million compared to $0.9 million in 2004. Our total gross profit decreased by $5.8 million to $30.3 million in 2005 from $36.1 million in 2004, representing a decrease of 16.1%. Our gross margin was reduced to 48.0% in 2005, compared to a gross margin of 53.5% in 2004.

Research and Development Costs. Total research and development expenses for 2005 were $8.5 million, compared to $7.3 million in 2004. Research and development expenses increased in 2005 by $0.3 million, primarily due to increased research and development projects and use of subcontractors and also, by another $0.3 million, due to increased headcount, salaries and bonuses.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased 17.5% to $18.8 million in 2005 from $16 million in 2004. Selling, general and administrative expenses as a percentage of revenues increased in 2005 to 29.8% from 23.7% in 2004 mainly due to building marketing and sales infrastructure to support the penetration of the Falcon systems to the semiconductor industry. Moreover, in 2005 we continued the restructuring and strengthening our overall sales infrastructure especially in the Asian territory. We increased our sales employee headcount thereby raising expenses by $0.6 million, and agent commissions were increased by $0.3 million. Our expenses for professional and legal services were increased in 2005 by $0.7 million as a result of the lawsuits filed against us in Israel and in the United States.

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

B.	Liquidity and Capital Resources

          Our cash and cash equivalent balances totaled approximately $23.3 million at December 31, 2006 and $8.7 million at December 31, 2005. Our investments in marketable securities totaled approximately $2.1 million at December 31, 2006 as well as at December 31, 2005. Our cash and marketable securities consisted mainly of money raised through equity offerings in 2000 and 2002, money raised through a convertible loan in 2005 and money raised through a private placement in 2006. We raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund L.P. and FIMI Israel Opportunity Fund, Limited Partnership, and $14.5 million from a private placement to Israeli institutional investors. The Private Placement also included warrants that are exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share, during a period of four years. Our working capital was approximately $73.5 million at December 31, 2006 and $47.8 million at December 31, 2005.

Cash flow from operating activities

          For the year ended December 31, 2006, we had positive cash flow from operations of $0.8 million, primarily due to an increase in our net income and payables, partially offset by increase in receivables and particularly by a $16.5 million increase in inventories. For the year ended December 31, 2005, we had negative cash flow from operations of $0.2 million, primarily due to an increase in our receivables of $4.9 million, partially offset by an increase in our payables and other liabilities of $1.1 million.

Cash flow from investing activities

Cash flow used in investing activities in 2006 was $1.7 million, primarily due to capital expenditures of $1.6 million.

Cash flow used in investing activities in 2005 was $2.8 million, primarily due to investment in marketable securities of $2.1 million and capital expenditures of $0.7 million.

Most of the capital expenditures in 2006 were for the purpose of replacing obsolete equipment and machinery and renewing office furnishings and equipment.

We believe that our existing sources of liquidity and anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements for at least the next twelve months.

Cash flow from financing activities

Cash flow provided by financing activity in 2006 was $15.1 million, due to issuance of ordinary shares of $14.4 million and exercise of share options of $0.7 million.

Cash flow provided by financing activity in 2005 was $2.7 million, primarily due to the issuance of $5.0 million of convertible loan, partially offset by a decrease in short-term bank credit.

Effective Corporate Tax Rate

          Our production facilities have been granted “Approved Enterprise” status under the Investment Law. We participate in the Alternative Benefits Program and, accordingly, income from our approved enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the approved enterprise first generates taxable income due to the fact that we operate in Zone “A” in Israel.

          On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiating Enterprise”, such as provisions generally requiring that at least 25% of the Beneficiating Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

          In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiating Enterprise, will subject us to taxes upon distribution or liquidation.

          We have been granted the status of Approved Enterprises, under the Law, for an investments program for the periods ending in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2015 (“Programs”).

          Out of our retained earnings as of December 31, 2006 approximately $17 million were tax-exempt earnings attributable to our Approved Enterprise programs and approximately $2 million are tax-exempt earnings attributable to our Beneficiating Enterprise program. The tax-exempt income attributable to the Approved and Beneficiating Enterprise cannot be distributed to shareholders without subjecting us to taxes. If these retained tax-exempt profits are distributed, we would be taxed at the reduced corporate tax rate applicable to such profits. According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2006, if the income attributed to the Approved Enterprise were distributed as dividend, we would incur a tax liability of approximately $4 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, including upon liquidation, we would incur a tax liability in the amount of approximately $0.5 million.

These amounts will be recorded as an income tax expense in the period in which we declare the dividend.

          We intend to reinvest the amount of our tax-exempt income and not distribute any amounts of our undistributed tax exempt income as dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved and Beneficiating Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

          The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in Approved Enterprises.

          Should we fail to meet such requirements in the future, income attributable to our programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received, with respect to such program. Our management believes that we are meeting the aforementioned conditions.

Disclosure About Market Risk

          The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars, and the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant revaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive, which was the case in Europe in 2006. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the costs of our Israeli operations, mainly personnel and facility-related, are incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars and have an effect on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

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

Currently, we are engaged in hedging, intended to manage risks relating to foreign currency exchange rate.

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

Our product development efforts over the past three years have resulted in the introduction of several new AOI systems, including the new models in the Dragon, Orion, Pegasus and Falcon product lines.

Our research and development efforts are primarily focused on:

—	increasing the throughput of our AOI systems;

—	improving our defect detection capabilities; and

—	reducing the number of false alarms, while

—	simplifying operation and reducing the level of user expertise required to realize the benefits of our systems.

          In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into improving our Falcon and Dragon family of products. We believe our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

          As of December 31, 2006, we had 119 employees engaged in research and development, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $7.3 million, $8.5 million and $11.8 million for the years ended December 31, 2004, 2005 and 2006 respectively, representing 10.8%, 13.5% and 11.8% of total revenues for the years then ended.

          We will continue to devote our research and development resources to maintaining and extending our technology leadership position. In 2007 we expect to introduce new products and capabilities for all of our target markets.

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

          We have nineteen (19) patents pending in Israel and worldwide (Patent Cooperation Treaty organization or PCT, China, Japan, Taiwan, Europe), fourteen (14) US Provisional patent applications and five (5) grated patents – one (1) in Taiwan, three (3) in the United States - one of them was also registered in Israel. Several of these patents relate to our AOI technology developed for the semiconductor industry. We consider aspects of many elements of our AOI systems to be proprietary to us.

D.	Trend Information.

          During 2001, 2002 and early 2003, competition in the PCB and IC substrate industries intensified due to the low demand for AOI systems, resulting from the general economic downturn during that time. The demand increased again during 2004. We also experienced a capacity correction of the demand for our AOI products in the first quarter of 2005, due to seasonal adjustment of the markets, as well as a decrease in the PCB business, mainly in the Chinese market, but in the next quarters of 2005 the trend changed again, and the demand for AOI systems increased. In the first three quarters of 2006 we continued to experience steady demand for our AOI systems in the PCB industry, in which we maintained our position. In the fourth quarter of 2006 and first quarter of 2007 we experienced a decline in customer demand for our systems in this industry.

          In 2005 and 2006, the majority of sales of our AOI systems were still to manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. We expect that this trend toward the manufacturing of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future, though at a lower rate of increase.

          The trend of our revenues from the Falcon systems from the semiconductors industries was very positive in 2005 and 2006. The first revenue recognition of the Falcon was in the second quarter of 2004, and since then, we have experienced growing Falcon sales, reaching total revenues of nearly $40 million in 2006 or 40% of the total 2006 revenues. In 2006 we doubled our sales of products to the semiconductor manufacturing and packaging industry. We established a strong co-leadership position in this industry, having developed a substantial customer base. The weakness we are currently facing in this industry may result in a decrease in Falcon sales during 2007.

The weakness and competition we are currently facing across the industries we operate in is continuing to cause pricing pressure with regard to our products.

E.	Off-Balance Sheet Arrangements.

We do not have any arrangements or relationships with entities that are not consolidated into our financial statements and are reasonably likely to materially affect our liquidity or the availability of our capital resources.

F.	Contractual Obligations and Other Commercial Commitments.

As of December 31, 2006, we had contractual obligations and commercial commitments of:

	Payment Due in

Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years

	(in thousands)
Operating lease obligations (1)	1,367	913	454	-	--
Other long-term obligations (2)	1,438	611	765	62	-

Total	$2,805	$1,524	$1,219	$62	$-

(1)	In May 2004, we entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2006, the minimum future rental payments were approximately $1,367.

(2)	Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2006, minimum future rental payments under these leases amounted to $1,438.

Item 6.	Directors, Senior Management and Key Employees.

A.	Directors and Senior Management.

          The following table sets forth information with respect to our directors and executive officers as of the date of this annual report. The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title

Rafi Amit	58	Chairman of the Board of Directors and Chief Executive Officer
Yotam Stern	54	Executive Vice President, Business & Strategy and Director
Gabriela Heller	42	Director
Raphael Koriat	60	Director
Eran Bendoly	42	Director
Moshe Amit	62	Executive Vice President
Ronit Dulberg	42	Vice President - Chief Financial Officer
Miri Saar	49	Vice President – Human Resources
Amir Gilead	56	Vice President, Semiconductor and Packaging Division
Moshe Grencel	53	Vice President, Operations
Jacob Yavor	48	Vice President, Printed Circuit Board and IC substrate Division
Michael Lev	53	Vice President, Intellectual Property
Roni Flieswasser	46	Chief Technology Officer and President of Camtek Europe
Roy Porat	40	President of Camtek Hong Kong

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

          Gabriela Heller has served on our Board of Directors since September 2006. Ms. Heller has an extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer & Gabbay - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE. Ms. Heller is currently serving also on the Board of Directors of Electra Consumer Products Ltd, traded on TASE. From 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech Ltd., and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

          Raphael Koriat has served on our Board of Directors since September 2006. Mr. Koriat has extensive experience as Chief Executive Officer (“CEO”) and Board member in the fields of semiconductor assembly and processing equipment, optical network components and other emerging fields. Prior to his present position as founder and CEO of Korel Business Ltd., which specializes in strategic positioning and guiding high tech companies and management, Mr. Koriat was CEO of Lambda Crossing engaged in optical components for networks (2001-2006) and Founder and CEO of Steag CVD Systems (1992-2001). Previously, he worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. in the United States and Israel as Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium and OptiPac Consortium (optical communication networks), under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion Israel Institute of Technology, an M.Sc. from Drexel University in Philadelphia, Pennsylvania and completed an Executive Management Program at Stanford University.

          Eran Bendoly has served on our Board of Directors since November 2000. Currently Mr. Bendoly serves as the Chief Financial Officer of Personeta Inc., a leading developer of converged service creation and application solutions. From 2003 to 2006 Mr. Bendoly served as the Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President ,Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. from Hebrew University of Jerusalem and an M.B.A. from KU Leuven University of Belgium.

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

          Ronit Dulberg has been employed by us since March 2006 as our Chief Financial Officer. Previously Mrs. Dulberg served as Vice President of Finance for Creo IL, an Israeli subsidiary of Creo International from 2000 to 2004 and prior to that she served in other senior positions in several high-tech companies in Israel. Mrs. Dulberg has a B.A in Economics and Accounting from Haifa University - Israel and an LLM from Bar-Ilan University in Israel. Mrs. Dulberg is a registered CPA in Israel, she has also completed two Executive Management Programs of the Technion - Israel Institute of Technology and Stanford University.

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

          Moshe Grencel has been employed by us since January 2007, as Vice President Operations. Between 2004 and 2006 Mr. Grencel served as the Executive Vice President of Supply Chain of Delta Galil, a leading company in the underwear textile industry. From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer. From 1983 until 2000, Mr. Grencel held various executive positions with Elscint Ltd., a diagnostic medical equipment manufacturer. Mr. Grencel has a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

          Jacob Yavor has been employed by us since 1987 and has served as our Vice President, Printed Circuit Board and IC substrate Division since May 2002. Mr. Yavor has a B.Sc. in Computer Engineering from Technion - Israel Institute of Technology.

          Michael Lev has been employed by us since 1994 and serves as our Vice President, Intellectual Property, since April 2007. From 1994 until April 2007 Mr. Lev held various positions with the Company, in the printed circuit board and semiconductor manufacturing and packing. Mr. Lev has a M.Sc. in Electrical Communication from Azerbaijan Polytechnic Institute.

          Roni Flieswasser established our European branch in September 1995, prior to the establishment of Camtek Europe NV. Prior to joining Camtek, Mr. Flieswasser worked with AOI systems at Orbotech, and was a partner for four years in a software company specializing in business applications.

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

Compensation of Executive Officers and Directors

          The aggregate remuneration paid by us in the year ended December 31, 2006 to all the persons listed in Section A above (Directors and Senior Management), was approximately $2,432,000, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the reimbursement of their expenses. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

          The Chairman of our Board of Directors and Chief Executive Officer is Mr. Rafi Amit, who also serves as our general manager. Under the Israeli Companies Law, the general manager of a public company may not hold the position of Chairman of the Board unless that designation is approved at the general meeting of shareholders, by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. This approval requirement need not be met if the total number of shares not held by controlling shareholders of the company which are voted against the resolution represents 1% or less of all of the voting rights. The designation may be approved for a term of up to three years and may be re-approved by the same majority for an additional three-year term each time. At our annual general shareholders’ meeting held in September 2006, our shareholders authorized Mr. Rafi Amit to continue to hold the position of general manager for an additional period of up to three years.

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

          Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving a one-year term, which expires at our 2007 annual general meeting of shareholders. Each of our outside directors, Messrs. Gabriela Heller and Raphael Koriat, is serving a three-year term in accordance with the Israeli Companies Law, which will expire at our annual general meeting of shareholders to be held in 2009.

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

Ms. Gabriela Heller and Mr. Raphael Koriat currently serve as our outside directors.

          The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, the Nasdaq Stock Market, or Nasdaq, has adopted amendments to its requirements for companies that are listed on Nasdaq. We believe that we are currently in compliance with, and we intend to take all actions necessary for us to maintain compliance with, the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the Securities and Exchange Commission and the listing standards of Nasdaq.

          Under the Nasdaq listing requirements, we are required to have a majority of independent directors on our Board of Directors. Ms. Gabriela Heller and Messrs. Raphael Koriat and Eran Bendoly all qualify as our independent directors under Nasdaq rules.

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

Audit Committee. The Audit Committee oversees and approves the retention, performance and compensation of our independent auditors and establishes and oversees the implementation of procedures concerning our systems of internal accounting and auditing control. The Audit Committee is also responsible for identifying deficiencies in the management of our business and proposing solutions for any such deficiencies, and, in accordance with the Israeli Companies Law and the Sarbanes-Oxley Act, approving certain acts and transactions that involve conflicts of interest or that involve interested parties. The members of our Audit Committee are Ms. Gabriela Heller and Messrs. Eran Bendoly and Raphael Koriat, all of whom are independent directors in accordance with Nasdaq listing requirements. Mr. Bendoly and Ms. Heller qualify as financial experts for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements, and Ms. Heller and Mr. Koriat qualify as outside directors under Israeli Companies Law.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our employees, including our executive officers, and the terms of any bonus, share options or other awards to be provided to our employees, including our executive officers. Under Israeli law, all compensation arrangements with a general manager who is not a director require the approval of the board of directors. Arrangements regarding the compensation of directors require approval of the audit committee, the board of directors and the shareholders, in that order, and if the director holds a controlling interest in the company, special shareholder approvals are required. See “Duties of Office Holders and Approval of Transactions under Israeli Law.” The members of our Compensation Committee are Ms. Heller and Messrs. Koriat and Bendoly.

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

An “office holder,” under the Israeli Companies Law, is anyone serving, regardless of formal title, as a director, general manager, chief executive officer, executive vice president, vice president, or any other executive reporting directly to the general manager. Each person listed in the table under “Directors and Senior Management” is one of our office holders. All arrangements as to compensation of office holders who are neither directors nor controlling shareholders are approved by our compensation committee. The compensation of office holders who are directors or controlling shareholders, and any other employee who is a controlling shareholder or a close relative of such controlling shareholder, as defined in the Companies Law, must also be approved by our Audit Committee, our Board of Directors and our shareholders, in that order. Special shareholder voting procedures are required for the approval of compensation of office holders or employees who are also controlling shareholders or any relative thereof.

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

(2)

Undertake to indemnify our office holders or to indemnify an office holder retroactively for a liability imposed or approved by a court, and for reasonable legal fees incurred by the office holder in his or her capacity as an office holder, in proceedings instituted against the office holder by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted, or in connection with criminal proceedings or other proceedings in which the office holder was investigated but not indicted, or as a result of a conviction for a crime that does not require proof of criminal intent or as result of proceeding in which a monetary liability was imposed regarding a crime that does not require proof of criminal intent. An advance undertaking to indemnify an office holder must be limited to categories of events that can be reasonably foreseen in light of the Company’s activities, and to an amount which is reasonable under the circumstances, as determined by the board of directors.

          We may exempt, in advance, an office holder from all or part of his or her responsibility for damages occurring as a result of a breach of his or her duty of care. However, we may not exempt, in advance, an office holder for breach of his or her duty of care in respect of distribution of dividends. We may also approve an action taken by the office holder, even if performed in breach of his or her fiduciary duty, if the office holder was acting in good faith, the action does not adversely affect us and the office holder has revealed to the board his or her personal interest in the action.

          Notwithstanding the foregoing, we may not insure, indemnify or exempt an office holder for any breach of his or her fiduciary duty, or for a violation of his or her duty of care (1) if the act was committed recklessly or with intent, or (2) if the act was committed with the intent to realize improper personal gain, or (3) for any fine imposed on the office holder, except as provided above.

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

D.	Employees.

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,

	2004	2005	2006

Executive management	7	8	11
Research and development	74	99	119
Sales support	94	117	143
Sales and marketing	59	69	94
Administration	37	46	62
Operations	67	65	105
Total	338	404	534

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,

	2004	2005	2006

China (including Hong Kong)	78	97	125
Taiwan	32	39	44
Japan	6	8	18
Other Asia	17	18	30
Europe	10	11	12
North America	18	19	25
Israel	177	210	280

Total	338	404	534

          In light of the penetration and increase of our installed base in the semiconductor manufacturing and packaging industry, we have recruited personnel in order to meet the demand and support needs of our customers. The number of employees increased during 2006 by 32% from 404 to 534 employees, from which 280 employees are working in Israel and the rest are working in our subsidiaries worldwide. The main increase in our employees in Israel is in the operations department whereas the main increase abroad is in customer support for the Chinese market; by the end of 2007 we expect to employ further 35 employees in our new manufacturing facility in China.

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

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 30,048,855 ordinary shares outstanding as of June 28, 2007.

	Beneficial Ownership
	Number of Ordinary Shares(1)	Percentage

Rafi Amit(2)	18,655,240	62.08%
Yotam Stern(3)	18,715,930	62.28%

Directors and executive officers as a group (13 persons)(4)	19,105,980	63.58%

(1)

Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this annual report, the total number of options held by the persons included in the above table, that are currently exercisable or exercisable within 60 days of the date hereof, is 196,050.

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

(4)	Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 304,700 of our ordinary shares.

Share Option Plans

General. We currently maintain five share option plans. The purpose of our option plans is to afford an incentive to our officers, directors, employees and consultants and those of our subsidiaries, to acquire a proprietary interest in us, to increase their efforts on our behalf and to promote the success of our business.

          As of December 31, 2006, there were 929,964 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $2.46, exercisable at various dates through July 2015. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

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

Options Granted During 2006. During 2006 we have granted 60,000 options to employees at a weighted average exercise price of $5.19, a price that reflects the price of the share in the market at the grant date. These options are subject to the terms of the 2003 Share Option Plan.

          We have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under all of our option plans. Ordinary shares issued pursuant to these share option plans are eligible for resale in the public market.

          As of December 31, 2006, there were options exercisable and vested for 665,729 ordinary shares (out of the total outstanding options of 929,964) at a weighted average exercise price of $2.22 per share, and unvested options exercisable for 264,235 ordinary shares at a weighted average exercise price of $ 2.87.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

          The following table provides information regarding the beneficial ownership of our ordinary shares as of June 28, 2007, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 30,048,855 ordinary shares outstanding as of June 28, 2007.

	Beneficial Ownership

	Number of Ordinary Shares*	Percentage

Priortech Ltd.	18,605,230	61.9%

*       A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at Industrial Zone, Migdal Ha’Emek 23150, Israel. As of June 28, 2007, there were a total of 9 holders of record of our issued and outstanding ordinary shares, of which 7 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 40.7% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech and its Affiliates

          From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $1,122,000, $597,000 and $3,244,000 in 2004, 2005 and 2006, respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms is comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech, totaled 230,000$, $1,000 and $240,000 in 2004, 2005 and 2006, respectively. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and us bear interest at 5.5%. As of December 31, 2006, the remaining balance we owed to Priortech and its affiliates under transactions made in the ordinary course of business with them was $634,000 and as of March 31, 2007 this balance stood at $926,000.We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

Registration Rights Agreement with Priortech

          On March 1, 2004, we entered into a registration rights agreement providing for us to register with the SEC certain of our ordinary shares held by Priortech. This registration rights agreement may be used in connection with future offerings of our ordinary shares, and includes, among others, the following terms: (a) Priortech is entitled to make up to three demands that we register our ordinary shares held by Priortech, subject to delay due to market conditions; (b) Priortech will be entitled to participate and sell our ordinary shares in any future registration statements initiated by us, subject to delay due to market conditions; (c) we will indemnify Priortech in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions other than information provided by Priortech, and Priortech will indemnify us in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions in written statements by Priortech made for the purpose of their inclusion in such registration statements; and (d) we will pay all expenses related to registrations which we have initiated, except for certain underwriting discounts or commissions or legal fees, and Priortech will pay all expenses related to a registration initiated at its demand in which we are not participating.

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

Legal Proceedings

          On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that an optional component in the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue dealt with by the court is the validity of the asserted patent. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims.

          On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s expert opinion, that Camtek allegedly infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. Following the grant of the provisional remedy by the District Court, the Company filed a motion for leave to appeal (permission from the Israel Supreme Court to appeal the District Court’s decision to grant a provisional remedy). The Supreme Court rejected our request since the provisional remedy was granted on the basis of prime facie evidence only. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. The particular illumination block was at the time of the preliminary ruling still in a development stage. The Company’s temporary inability to manufacture and sell the specific illumination block, does not affect its ability to manufacture and sell products incorporating other illumination blocks; the Company manufactures its products with several other illumination blocks. In February 2007 the patent referring to the specific illumination block expired. The Company has filed two requests for the lawsuit to be dismissed. . We believe that we have good defenses in the infringement aspect of the claim. We further believe that we have claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech. As noted above, this litigation is still in an early stage and the Company’s defenses will be presented before the court within the next couple of months.

          On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota by one of the Company’s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. together with August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. We have filed an answer and counterclaims alleging, inter-alia, non-infringement, invalidity and unenforceability of the patent. The case is currently approaching the end of the discovery phase and is expected to be trial ready by October 2007. We believe that we have substantial defenses to August’s allegations.

We cannot assure you that we will be successful in our defense against the claims.

On July 2005, the Company, together with our parent company, Priortech Ltd., fileda lawsuit in Israel against our competitor, Orbotech, in the sum of $4.1 million, in respect of damages incurred by it due to a claim and a motion for injunction filed against the Company by Orbotech in May 2004, in the District Court in Nazareth, and the court’s decision in the motion thereof. The Company believes that Orbotech’s claim and motion against it were not filed in good faith, but in order to thwart Camtek’s secondary public offering that was scheduled few days after the submission of Orbotech’s claim and motion and was supposed to infuse the Company and Priortech Ltd. approximately $40 million. The case is currently in the discovery phase.

We are not a party to any other material legal proceedings.

B.	Significant Changes.

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details.

Price History of Ordinary Shares

          Since April 22, 2004, the primary trading market for our ordinary shares has been the Nasdaq Global Market, where our ordinary shares are listed and traded under the symbol “CAMT”. From February 5, 2003 through April 21, 2004, our ordinary shares were listed and traded on the Nasdaq SmallCap Market, and from July 28, 2000 through February 4, 2003, our ordinary shares were listed and traded on the Nasdaq National Market.

          For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE. During such period, the trading activity in our ordinary shares on the TASE was insignificant. At our request, our ordinary shares were de-listed from the TASE. In December 2005, we re-listed our ordinary shares in the TASE.

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq

	High	Low	High	Low

Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2002:			3.90	0.31
Fiscal Year Ended December 31, 2003:			3.64	0.29
Fiscal Year Ended December 31, 2004:			7.80	3.10
2005:
First Quarter			4.70	3.20
Second Quarter			3.60	2.75
Third Quarter			3.95	2.56
Fourth Quarter	4.42	4.21	4.48	2.60
Fiscal year ended December 31, 2005:	4.42	4.21	4.70	2.56
2006:
First Quarter	5.57	4.32	5.49	4.34
Second Quarter	7.96	4.57	8.40	4.75
Third Quarter	6.90	5.79	6.82	5.68
Fourth Quarter	6.86	4.07	6.95	4.08
Fiscal Year Ended December 31, 2006:	7.96	4.07	8.40	4.08
First Quarter 2007:	4.53	3.84	4.65	3.76
Second Quarter 2007 through June 28, 2007	4.02	3.02	4.09	3.02
Monthly Market Prices for the Most Recent Six Months
December 2006	5.98	4.07	6.09	4.08
January 2007	4.53	4.15	4.65	4.08
February 2007	4.53	4.27	4.58	4.25
March 2007	4.31	3.84	4.37	3.76
April 2007	4.02	3.71	4.09	3.59
May 2007	4.00	3.32	4.00	3.25
June 2007 until June 28, 2007	3.34	3.02	3.36	3.02

1)

The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars, using the daily representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

B.	Plan of distribution.

Not applicable.

C.	Markets.

          As noted above, the Company’s ordinary shares are traded on the Nasdaq Global Market under the symbol “CAMT”. Since December 2005, our ordinary shares are traded also on the Tel-Aviv Stock Exchange and we are subject to the Israeli legislation, which applies to companies that are traded in dual listing.

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

General

          Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 30,040,855 ordinary shares are outstanding and fully-paid. Under the Agreement with FIMI as described in Item 4.A., we undertook to issue to FIMI ordinary shares in the event of conversion of the $5 million debentures or any part thereof in accordance with the terms of this agreement. Conversion price is $5.50 per share, however, in the event that the average closing price of the company’s shares as reported on Nasdaq for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00. As of December 31, 2006, the conversion price per one ordinary share is $5.50.

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

          On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI). The loan is payable in three equal annual payments starting at the third anniversary of the closing date. The lenders have the right to postpone the repayments to the end of the fifth anniversary from the closing date. The loan bears annual interest of Libor + 2.1%. The interest is payable every three months. Conversion of the loan in whole or in part, is optional at a conversion price per share of $5.50. If the average closing price of the Company’s shares as reported on Nasdaq for the 60 consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing, is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00. As of December 31, 2006, the conversion price per one ordinary share is $5.50. We covenanted that our shareholder’s equity would not decrease to $45 million, or $40 million as a result of dividend distributions while such shareholder’s equity may not decrease by more than 10%, unless such deviation is cured within three consecutive financial quarters immediately following the financial quarter in which such decrease has occurred. We also covenanted that our shareholder’s equity shall represent at least 55% of the total assets of the Company. Other covenants were that the net loss shall not exceed an aggregate of $10 million in any single financial quarter or any year and that the Company would not to take any further loans which exceed the aggregate amount of $15 million (other than the loans and credit lines which were in effect at the closing date) and not to enter into new transactions with our affiliates. We also entered into a registration rights agreement whereby the Company may register with the SEC ordinary shares held by FIMI. This registration rights agreement may be used in connection with the ordinary shares underlying the debentures which we provided to FIMI with in return for the loan, and includes, among other things, the following terms: (a) FIMI is entitled to make up to one demand from the Company to register its ordinary shares held by FIMI, subject to delay due to market conditions; (b) FIMI will be entitled to participate and sell the Company’s ordinary shares in any future registration statements initiated by it, subject to certain conditions; (c) the Company will indemnify FIMI in connection with any liabilities incurred by it in respect of such registration statements due to any misstatements or omissions except for information provided by FIMI, and FIMI will indemnify the Company in connection with any liabilities incurred by it in respect of such registration statements due to any misstatements or omissions in written statements by FIMI made for the purpose of their inclusion in such registration statements; and (d) the Company will pay all expenses related to registrations which it has initiated, except for certain underwriting discounts or commissions or legal fees, and all the expenses related to one registration initiated by FIMI.

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

—

a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof or the District of Columbia;

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

          Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, real estate investment trusts, regulated investment companies, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of holders of ordinary shares that are partnerships or other pass-through entities or persons who hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

          You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

          Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” the amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under “Israeli Taxation -Taxation of Non-Residents on Receipt of Dividends.” A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains currently (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

          Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income” (and, for tax years beginning after December 31, 2006, as “general category income”). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if such U.S. holders itemize their deductions for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. The discussion above is subject to “Tax Consequences if we are a Passive Foreign Investment Company,”

Taxation of the Disposition of Ordinary Shares

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2010. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences if we are a Passive Foreign Investment Company

          We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

—

The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each taxable year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed IRS Form 8621 every year.

If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

—

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g. “regulatory traded” on the NASDAQ Global Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

—

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our ordinary shares prior to the distribution year or (2) 100% of the gain from the disposition of our ordinary shares.

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC, its gross income as ordinary income for that year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent, is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.

          Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2006. We currently expect that we will not be a PFIC in 2007. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2007 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

          U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders of Ordinary Shares

          Except as described below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other certain conditions are met.

Information Reporting and Backup Withholding

          A U.S. holder generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividends paid in the United States on, and the receipt of the proceeds from the disposition of, the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders generally will not be subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the distribution of, our ordinary shares provided the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

ISRAELI TAXATION

          The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. We recommend that you consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

General Corporate Tax Structure

          The regular corporate tax rate in Israel was 31% in 2006. This rate is currently scheduled to decrease as follows: in 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% thereafter.

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

          Under the Inflationary Adjustments Law, income and loss for tax purposes are adjusted for inflation on the basis of changes in the Israeli consumer price index. In addition, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index. Under a recent amendment to the Inflationary Adjustment Law, the Minister of Finance is authorized, with the approval of the Finance Committee of the Israeli parliament, to suspend the application of the Inflationary Adjustment Law for any particular year if the rate of inflation for that year was not higher than 3%. The Inflationary Adjustment Law was not suspended in 2004, 2005 or in 2006.

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the Investment Law”)

          The Company’s production facility has been granted “Approved Enterprise” status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the approved enterprise first generates taxable income; this is due to the fact that the Company operates in Zone “A” in Israel.

          On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiating Enterprise”, such as provisions generally requiring that at least 25% of the Beneficiating Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

          In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Amendment, as part of a new Beneficiating Enterprise, will subject the Company to taxes upon distribution or liquidation.

          The Company has been granted the status of Approved Enterprise, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2015 (“Programs”).

          Out of the Company’s retained earnings as of December 31, 2006, approximately $17 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $2 million are tax-exempt earnings attributable to its Beneficiating Enterprise program. The tax-exempt income attributable to the Approved and Beneficiating Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% according to the implementation of the Investment Law; effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution .As of December 31, 2006, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4 million. If income attributed to the Beneficiating Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $0.5 million.

These amounts will be recorded as an income tax expense for the period in which the Company declares the dividend.

          The Company intends to reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and Beneficiating Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

          The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Investment Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises.

          Should the Company fail to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company’s management believes that the Company is meeting the aforementioned conditions.

Law for the Encouragement of Industrial Research and Development, 1984

          Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist (“OCS”) are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the programs. Once a project is approved, the OCS will award grants between 20-50% of the project’s approved budget, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the OCS. These royalties must be paid starting from commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

          The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless a special governmental committee, in its discretion, consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are sold or transferred to parties or performed outside of Israel, if approved by the special governmental committee, a company may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount depending on the portion of manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, unless the amount of production outside Israel is less than 10% of the original rate of production of the products developed with these grants. In this particular case, although the OCS may resist to the transfer of production within 30 days from the receipt of an announcement to that effect, this law does not impose obligation to pay enlarged royalties to the OCS. Prior to the recent amendment of this law, the technology developed pursuant to the terms of these grants could not have been sold or transferred outside of Israel under any circumstances, and could not have been sold or transferred to third parties within Israel without the prior approval of the governmental committee. However, pursuant to an amendment of this law, which entered into force on March 30th, 2005, the special governmental committee may, in special cases, approve the transfer or sale of the technology outside of Israel. Such sale or transfer, even if approved, may impose on a company a substantial payment, which generally may be as high as the amount of the grants received by a company, increased in proportion to the increase of the value of the technology or the company less any royalty payments already paid to the government. This approval is not required for the export of any products resulting from that research development. Approval of the sale or transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated there under, including the restrictions on the sale or transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

          Each application to the OCS is reviewed separately, and grants are based on the program’s approval by the research committee of the OCS. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants.

          In March 2001, we reached an arrangement with the OCS whereby we were to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by OCS participations, up to a maximum amount of $250,000 per quarter. We have not received any additional grants from the OCS since 2000, and As of June 1, 2005 we had no additional payment obligations in connection with these grants.

Net Operating Loss Carryover

As of December 31, 2006, we had no net operating loss, or NOL, carryovers for Israeli tax purposes.

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

          The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless a special governmental committee, in its discretion consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are sold or transferred to parties or performed outside of Israel, if approved by the special governmental committee, a company may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount depending on the portion of manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant unless the amount of production outside Israel is less than 10% of the original rate of production of the products developed with these grants. In this particular case, although the OCS may resist to the transfer of production within 30 days from the receipt of an announcement to that effect, the law does not impose obligation to pay enlarged royalties to the OCS. Prior to the recent amendment of the law, the technology developed pursuant to the terms of these grants could not have been sold or transferred outside of Israel under any circumstances, and could not have been sold or transferred to third parties within Israel without the prior approval of the governmental committee. However, pursuant to an amendment of the law, which entered into force on March 30th, 2005, the special governmental committee may, in special cases, approve the transfer or sale of the technology outside of Israel. Such sale or transfer, even if approved, may impose on a company a substantial payment, which generally may be as high as the amount of the grants received by a company, increased in proportion to the increase of the value of the technology or the company less any royalty payments already paid to the government. This approval is not required for the export of any products resulting from that research development. Approval of the sale or transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated there under, including the restrictions on the sale or transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

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

Net Operating Loss Carryover

As of December 31, 2006, we had no net operating loss, or NOL, carryovers for Israeli tax purposes.

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

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

          Subject to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of the ordinary shares by a person who qualifies as a resident of the United States and who is entitled to claim the benefits afforded to that resident, which is called a Treaty U.S. Resident, generally will not be subject to Israeli capital gains tax unless that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition. A sale, exchange or disposition of the ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident should be permitted to claim credit for these taxes against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the complex limitations set in U.S. laws applicable to foreign tax credits.

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

          Our ordinary shares are quoted on the NASDAQ Global Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. Information about us is also available on our site at http://www.camtek.co.il. Such information on our site is not part of this annual report.

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

Interest Rate Risk

          Currently, we are engaged in hedging, in order to manage risks relating to foreign currency exchange rate or interest rate fluctuations. As of December 31, 2006, we had no outstanding derivative financial instruments of any kind. Our non-NIS denominated loans bear interest based on the LIBOR, and our NIS denominated loans are based on the Israeli prime interest rate. From time to time, we use short-term loans. As of December 31, 2006, we had no short-term loans.

Most of our investments are compromised of short-term bank deposits, which bear fixed interest rates.

Foreign Currency Rate Fluctuations

          The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars, and the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant revaluation in the local currency as compared to the dollar, which is the case in Europe in 2006, the prices of our products will decrease relative to that local currency and may be more competitive. The opposite effect occurs when the dollar increases in value in comparison to these currencies, which was the case in 2005. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the costs of our Israeli operations, mainly personnel and facility-related, are incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars and have an effect on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

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

          Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2006, we had net liabilities of approximately $13.5 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $135,000 or income for the same amount in case of evaluation or devaluation, respectively.

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

          Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

          There have been no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended) during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that each of Mr. Eran Bendoly and Ms. Gabriela Heller is qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K.

Item 16B.	Code of Ethics

          On May 3, 2004, we adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. A copy of the Code of Ethics is available on our website, www.camtek.co.il. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our corporate headquarters in Israel.

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

          The following table presents the aggregate amount of fees paid by the Company to Goldstein Sabo Tevet, Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, and Somekh Chaikin, a member firm of KPMG International, for their services to the Company for the years ended December 31, 2005 and 2006:

Fee Category	Fees Paid during 2005	Fees Paid during 2006

Audit Fees	$90,000	$123,000
Audit-Related Fees	$55,500	$94,000
Tax Fees	$5,200	$15,500

All Other Fees	$4,300	$7,500

Total Fees	$155,000	$240,050

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable to registrant.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable to registrant.

PART III

Item 17.	Consolidated Financial Statements.

The Company has elected to furnish financial statements and related information specified in Item 18.

Item 18.	Consolidated Financial Statements.

Our consolidated financial statements and report of independent registered public accounting firm in connection therewith, as listed below, are hereby incorporated into this annual report.

CAMTEK LTD.

Consolidated Financial Statements
December 31, 2006 and 2005

CAMTEK LTD.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Camtek Ltd.

We have audited the accompanying consolidated balance sheet of Camtek Ltd. and subsidiaries (“the Company”) as of December 31, 2006 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and subsidiaries as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2Q to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standard No. 123R – “Share Based Payment”.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, June 28, 2007

CAMTEK LTD.

Consolidated Balance Sheets

(In thousands)

	December 31,

	2006	2005

	U.S. Dollars

ASSETS
CURRENT ASSETS
Cash and cash equivalents	23,358	8,714
Marketable securities (Note 3)	2,099	2,101
Accounts receivable, net (Note 11b,c)	29,434	26,412
Inventories (Note 4)	41,414	24,942
Due from affiliates	180	290
Other current assets (Note 5)	2,372	2,817
Deferred tax (Note 17)	65	-

Total current assets	98,922	65,276

FIXED ASSETS (Note 6)
Cost	15,927	14,405
Less - Accumulated depreciation	5,198	4,442

Fixed assets, net	10,729	9,963

Deferred tax (Note 17)	369	-

Other assets, net (Note 7)	786	-

Total assets	110,806	75,239

LIABILITIES
CURRENT LIABILITIES
Accounts payable –trade	11,801	8,678
Due to affiliates	814	-
Other current liabilities (Note 8)	12,831	8,721

Total current liabilities	25,446	17,399
Convertible loan (Note 9)	5,000	5,000
Liability for employee severance benefits (Note 10)	222	222

Total liabilities	30,668	22,621

SHAREHOLDERS’ EQUITY (Note 13)
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,052,474 in 2006 and 28,095,516 in 2005, outstanding 30,040,855 in 2006 and 27,083,897 in 2005	132	125
Additional paid-in capital	59,420	43,732
Deferred stock-based compensation	-	(221)
Accumulated other comprehensive loss Unrealized loss on marketable securities	(1)	(2)
Retained earnings	21,580	9,977

	81,131	53,611
Treasury stock, at cost (1,011,619 shares in 2006 and 2005)	(993)	(993)

Total shareholders’ equity	80,138	52,618

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
Total liabilities and shareholders’ equity	110,806	75,239

See accompanying notes to consolidated financial statements

F – 3

CAMTEK LTD.

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars

Revenues:
Sales of products	92,470	56,987	63,353
Service fees	7,585	6,045	4,066

Total revenues (Note 15)	100,055	63,032	67,419

Cost of revenues:
Cost of products sold	42,600	28,262	28,193
Cost of services	5,842	4,519	3,168

Total cost of revenues	48,442	32,781	31,361

Gross profit	51,613	30,251	36,058

Research and development costs	11,831	8,469	7,328
Selling, general and administrative expenses (Note 16a)	27,850	18,760	15,953
Aborted share issuance expenses (Note 16c)	-	-	1,122

Total operating expenses	39,681	27,229	24,403

Operating income	11,932	3,022	11,655

Financial expenses, net (Note 16b)	(288)	(320)	(359)

Income before income taxes	11,644	2,702	11,296
Income taxes (Note 17)	(41)	-	(499)

Net income	11,603	2,702	10,797

Net income per ordinary share:

Basic	0.40	0.10	0.40

Diluted	0.39	0.10	0.39

Weighted average number of ordinary shares outstanding:

Basic	29,176	27,253	27,114

Diluted	29,553	27,586	27,800

See accompanying notes to consolidated financial statements

F – 4

CAMTEK LTD.

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars

Net income	11,603	2,702	10,797

Other comprehensive income:

Realization of loss on available for sale securities, net of taxes (nil)	2	-	-

Unrealized holding loss on available for sale securities arising during the year, net of taxes (nil)	(1)	(2)	-

Comprehensive income	11,604	2,700	10,797

See accompanying notes to consolidated financial statements

F – 5

CAMTEK LTD.

Consolidated Statements of Shareholders’ Equity And Comprehensive Income (Loss)

(In thousands, except share data)

	Ordinary Shares NIS 0.01 par value		Number of treasury shares	Additional paid-in capital	Deferred stock based compensation	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Total shareholders’ equity

	Shares	U.S. Dollars	Shares	U.S. Dollars

Balances at January 1, 2004	28,065,038	125	(1,011,619)	43,801	(560)	-	(3,522)	(993)	38,851
Exercise of share options	20,728	-	-	-	-	-	-	-	-
Cancellation of share options	-	-	-	(69)	69	-	-	-	-
Amortization of share options	-	-	-	-	128	-	-	-	128
Net income	-	-	-	-	-	-	10,797	-	10,797

Balances at December 31, 2004	28,085,766	125	(1,011,619)	43,732	(363)	-	7,275	(993)	49,776
Exercise of share options	9,750	-	-	15	-	-	-	-	15
Cancellation of share options	-	-	-	(15)	15	-	-	-	-
Amortization of share options	-	-	-	-	127	-	-	-	127
Unrealized loss on marketable Securities	-	-	-	-	-	(2)	-	-	(2)
Net income	-	-	-	-	-	-	2,702	-	2,702

Balances at December 31, 2005	28,095,516	125	(1,011,619)	43,732	(221)	(2)	9,977	(993)	52,618

Application of new accounting Standard 123R	-	-	-	(221)	221	-	-	-	-
Share issuance, net of issuance expenses*	2,525,252	6	-	14,442	-	-	-	-	14,448
Exercise of share options	431,706	1	-	701	-	-	-	-	702
Share based compensation expense	-	-	-	766	-	-	-	-	766
Realization of loss on marketable securities	-	-	-	-	-	2	-	-	2
Unrealized loss on marketable securities	-	-	-	-	-	(1)	-	-	(1)
Net income	-	-	-	-	-	-	11,603	-	11,603

Balances at December 31, 2006	31,052,474	132	(1,011,619)	59,420	-	(1)	21,580	(993)	80,138

*	Net of issuance expenses at the amount of $560 thousand.

See accompanying notes to consolidated financial statements

F – 6

CAMTEK LTD.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars

Cash flows from operating activities:
Net income	11,603	2,702	10,797
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	794	658	747
Loss (gain) on disposal of fixed assets	24	(6)	(4)
Gain from marketable securities, net	(6)	-	-
Amortization of unearned compensation	766	127	128
Provision for bad debts, net	647	(30)	146
Accrued severance pay	-	-	(190)

Changes in operating assets and liabilities:
Accounts receivable	(4,099)	(4,154)	(8,958)
Inventories	(16,472)	(50)	(11,205)
Deferred tax	(434)	-	-
Due to affiliates, net	924	189	2,173
Other current assets and deferred expenses	(229)	(724)	823
Accounts payable - trade	3,123	463	1,230
Other current liabilities	4,110	626	2,457

Net cash provided by (used in) operating activities	751	(199)	(1,856)

Cash flows from investing activities:
Purchase of marketable securities	(3,891)	(2,103)	-
Proceeds from sale of marketable securities available for sale	3,900	-	-
Purchase of fixed assets	(1,582)	(673)	(829)
Purchase of intangible assets	(114)	-	-
Proceeds from disposal of fixed assets	-	18	25

Net cash used in investing activities	(1,687)	(2,758)	(804)

Cash flows from financing activities:
(Decrease) increase in short-term bank credit	-	(2,335)	35
Net proceeds from issuance of ordinary shares	14,448	-	-
Exercise of share options	702	15	-
Long-term convertible loan	-	5,000	-
Aborted share issuance expenses	-	-	(1,122)

Net cash provided by (used in) financing activities	15,150	2,680	(1,087)

Effect of exchange rate changes on cash	430	(150)	51

Net increase (decrease) in cash and cash equivalents	14,644	(427)	(3,696)
Cash and cash equivalents at beginning of the year	8,714	9,141	12,837

Cash and cash equivalents at end of the year	23,358	8,714	9,141

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	422	405	450
Income taxes	27	216	479

See accompanying notes to consolidated financial statements

F – 7

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 1 – BUSINESS

Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (61.9%) subsidiary of Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of Microelectronics, Printed Circuit Boards (PCB) and Electronic packaging. Camtek’s activities are conducted in one reportable business segment.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A.	Principles of Consolidation

The accompanying consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively the “Company”), are prepared in accordance with U.S. generally accepted accounting principles. All material intercompany balances and transactions have been eliminated in consolidation.

B.	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

C.	Foreign currency transactions:

The functional currency of the Company is the U.S. Dollar. Most of the revenue generated by the Company is from outside of Israel and a majority thereof are received in U.S. Dollars. In addition, materials and components purchased and marketing expenses incurred are either paid for in U.S. Dollars or in New Israeli Shekels (“NIS”) linked to changes in the U.S. Dollar/NIS exchange rate. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Transactions not denominated in U.S. Dollar are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates different from that by which they were initially recorded during the period, or reported in previous financial statements, are charged to financial income or expense. Foreign currency income (expenses) included in financial income (expenses), net, resulting from transactions not denominated in U.S. Dollars amounted to $(435), $(238) and $89 thousand in 2006, 2005 and 2004, respectively.

D.	Cash equivalents

All highly liquid investments purchased with maturity of three months or less are considered to be cash equivalents.

E.	Marketable securities

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

As of December 31, 2006 all marketable securities are designated as available-for-sale and accordingly are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

F – 8

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

F.	Allowance for doubtful accounts

The allowance for doubtful accounts is Management’s best estimate of the probable loss inherent to existing accounts receivable. In the appropriate allowance, Management bases its estimate on information at hand about specific debtors, including aging of the balance, assessment of the underlying security received, the history of write-offs, relationships with the customers and the overall credit worthiness of the customers.

G.	Inventories

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined by the moving - average basis, or market.

H.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10 - 33%
Office furniture and equipment	6 - 20%
Automobiles	15%

Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life.

I.	Other assets

Other assets, comprised of intellectual property, are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

J.	Long-lived assets

The Company applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value.

K.	Fair values of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and amounts due from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices, which represent fair value. The carrying amounts of short-term bank credit, convertible loan and amounts due to or from Priortech Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

F – 9

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

L.	Revenue recognition

The Company recognizes revenue from sales in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “SAB 104” and Financial Accounting Standard Board’s Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. Accordingly, the Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable, and collectibility is reasonably assured.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

Non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue when the applicable warranty term period commences.

M.	Warranty

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

Changes in the product warranty obligations are as follows:

	December 31,

	2006	2005

	U.S. Dollars (In thousands)

Beginning of year	1,162	1,703
Change in estimates	(442)	-
New warranties	2,020	2,003
Reductions	(1,683)	(2,544)

End of year	1,057	1,162

N.	Income taxes

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

O.	Research and development

Research and development costs are expensed as incurred.

P.	Earnings per ordinary share

Basic earnings per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options.

In the years ended December 31, 2006 ,2005 and 2004, the effect of the exercise of outstanding share options is dilutive, and was included in computing diluted earning per ordinary share.

In the year ended December 31, 2006 and 2005, the effect of warrants and conversion of convertible loan is anti-dilutive, and has not been included in computing dilutive earning per ordinary share.

F – 10

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Q.	Stock Option Plan

Prior to fiscal 2006, the Company applied the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations, in accounting for stock options granted under the stock option plan. Under the intrinsic value method, compensation cost is recognized if the exercise price of the Company’s employee stock options was less than the market price of the underlying stock on the date of the grant.

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), “Share-Based Payment” (Statement 123(R)). This statement replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123) and supersedes APB No. 25. Statement 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123. For stock-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

The following table illustrates the effect on net income for the years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of Statement 123(R) to options granted under the Company’s stock plans prior to adoption of Statement 123(R) on January 1, 2006. No pro forma disclosure has been made for periods subsequent to January 1, 2006 as all stock-based compensation has been recognized in net income. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options’ service periods with forfeitures recognized as they occurred.

	2005	2004

	U.S. Dollars (In thousands)

Net income, as reported	2,702	10,797

Stock-based employee compensation expense included in reported net income	127	128
Stock-based employee compensation determined under the fair value based method	(560)	(688)

Pro forma net income	2,269	10,237

Income per share:
Basic - as reported	0.10	0.40

Basic - pro forma	0.08	0.38

Diluted - as reported	0.10	0.39

Diluted - pro forma	0.08	0.37

F – 11

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

R.	Reclassification

Certain prior years amounts have been reclassified in conformity with the current year’s financial statements presentation.

S.	Recently Issued Accounting Standards

1.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

2.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. The Company will be required to adopt the provisions of SAB No.108 in fiscal year 2007. The adoption of SAB No. 108 did not have an impact on its consolidated financial statements.

3.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not anticipate that the adoption of the provisions of SFAS No. 157 will materially impact its financial position and results of operations.

4.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

T.	Recently Adopted Accounting Standards

	1.	Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123(R) using the modified-prospective-transition method (refer to note 2Q).

2.

Effective January 1, 2006, the Company adopted FASB Statement No. 151, “Inventory Costs – an Amendment of ARB No. 43, Chapter 4” (Statement 151). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. The Company’s current procedures follow these guidelines and therefore the adoption of Statement 151 had no impact on the valuation of inventory or charges to cost of sales.

F – 12

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

T.	Recently Adopted Accounting Standards (cont’d)

3.

Effective January 1, 2006, the Company adopted the disclosure requirements of EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement” (that is, gross versus net presentation) for tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipts taxes are excluded). The Company has historically presented such taxes on a net basis.

4.

In September 2006, the FASB issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No.87, 88, 106, and 132(R)”, (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position. To recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The provisions of this Statement are effective for an employer with publicly traded equity securities are required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The adoption of Statement 158 had no impact on the valuation of inventory or charges to cost of sales.

NOTE 3 – MARKETABLE SECURITIES

	2006	2005

	U.S. Dollars (In thousands)

Available for sale:
Corporate debt securities	599	601
Auction rate securities	1,500	1,500

	2,099	2,101

The carrying amount, gross unrealized holding losses, and fair value of available-for-sale debt securities by major security type and class of security at December 31, 2006 and 2005 were as follows:

	Carrying amount	Gross unrealized Holding (losses)	Fair value

	U.S. Dollars (In thousands)

At December 31, 2006:
Available for sale:
Corporate debt securities	600	(1)	599
Auction rate securities	1,500	-	1,500

	2,100	(1)	2,099

At December 31, 2005:
Available for sale:
Corporate debt securities	603	(2)	601
Auction rate securities	1,500	-	1,500

	2,103	(2)	2,101

F – 13

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 3 – MARKETABLE SECURITIES (Cont’d)

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2006:

	Carrying amount	Fair value

	U.S. Dollars (In thousands)

Available for sale:
First year	600	599
Due after five years through ten years	1,500	1,500

	2,100	2,099

Proceeds from the sale of investment securities available for sale were $3,900 and nil in 2006 and 2005, respectively; gross realized gains included in other finance income in 2006 and 2005 were $6 and nil, respectively.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category have been in a continuous unrealized loss position for less than 12 months, at December 31, 2006 were as follow:

	Unrealized losses	Fair value

	U.S. Dollars (In thousands)

Corporate debt securities	(1)	599
Action rate securities	-	1,500

	(1)	2,099

NOTE 4 – INVENTORIES

	December 31,

	2006	2005

	U.S. Dollars (In thousands)

Components	17,702	9,020
Systems partially completed	5,340	4,392
Completed systems, including systems not yet purchased, at customer locations	18,372	11,530

	41,414	24,942

F – 14

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 5 – OTHER CURRENT ASSETS

	December 31,

	2006	2005

	U.S. Dollars (In thousands)

Due from Government institution	743	846
Due from employees	196	184
Prepaid expenses	480	482
Advances to suppliers	519	461
Deposits to leaseholders	110	562
Other	324	282

	2,372	2,817

NOTE 6 – FIXED ASSETS

	December 31,

	2006	2005

	U.S. Dollars (In thousands)

Land	815	815
Building	7,998	7,636
Machinery and equipment	4,048	3,170
Office furniture and equipment	2,385	2,223
Automobiles	295	222
Leasehold improvements	386	339

	15,927	14,405
Less accumulated depreciation	5,198	4,442

	10,729	9,963

Depreciation expenses for the years ended December 31, 2006, 2005 and 2004 are summarized to $792, $658 and $747 thousand, respectively.

NOTE 7 – OTHER ASSETS

	December 31,

	2006	2005

	U.S. Dollars (In thousands)

Deferred expenses	215	-
Deposits to lease holders	459	-
Intangible assets (A)	112	-

	786	-

F – 15

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 7 – OTHER ASSETS (Cont’d)

A.	Patents registration costs

	December 31, 2006

	Gross carrying amount	Accumulated amortization	Intangible Assets, net	Amortization period

	U.S. Dollars (In thousands)			Years

Patents registration costs	114	2	112	10

Amortization expense for the years ended December 31, 2006, 2005 and 2004 are summarized to $2, nil and nil thousand, respectively.

NOTE 8 – OTHER CURRENT LIABILITIES

	December 31,

	2006	2005

	U.S. Dollars (In thousands)

Accrued compensation and related benefits	4,825	3,786
Government institutions	843	156
Accrued warranty costs	1,057	1,162
Commissions	2,077	794
Advances from customers and deferred revenues	3,125	2,195
Other	904	628

	12,831	8,721

NOTE 9 – CONVERTIBLE LOAN

	December 31,

	2006	2005

	U.S. Dollars (In thousands)

U.S. Dollar denominated loan, bearing annual interest of Libor+2.1%	5,000	5,000

On August 23, 2005 (the “closing date”) the Company raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (“Fimi”). The loan is payable in three equal annual payments starting at the third anniversary of the closing date. The lenders have the right to postpone the repayments to the end of the fifth anniversary from the closing date. The loan bears annual interest of Libor + 2.1%. The interest is payable every three months. Conversion of the loan, in a whole or in part, is optional at any given business day after the closing date. Conversion price per one ordinary share is $5.50, however, in the event that the average closing price of the Company’s shares as reported on Nasdaq for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing date, is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00. As of December 31, 2006 the conversion price per one ordinary share is $5.50.

F – 16

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 9 – CONVERTIBLE LOAN (Cont’d)

The Company is subject to the main following covenants in connection to the loan:

1.

The shareholders’ equity should not decrease to below $45 million, or, $40 million as a result of dividend distributions. Shareholders’ equity may not decrease by more then 10%, unless such deviation is cured within three consecutive financial quarters immediately following the financial quarter in which such decrease had occurred.

2.	The shareholder’s equity shall represent at least 55% of the total assets of the Company.

3.	The net loss shall not exceed an aggregate of $10 million in any single financial quarter or any year.

4.

Not to take any further loans which exceeds the aggregate amount of $15 million (other than the loans and credit lines which were in effect at the closing date) and not to enter into new transactions with its affiliates.

As of December 31, 2006 the Company was in compliance with the aforementioned terms.

NOTE 10 – SEVERANCE PAY

Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.

The liability in respect of most of its employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision, which amounted to $222 thousand as of December 31, 2006 and 2005.

3.	Severance pay expenses were $750, $544 and $529 thousand in 2006, 2005 and 2004, respectively.

F – 17

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES

A.	Operating leases

The Company’s subsidiaries have entered into various nonconancelable operating lease agreements, principally for office space. As of December 31, 2006, minimum future rental payments under these leases amounted to $1,438 thousand. In May 2004, the Company entered into a noncancelable operating lease for vehicles for a period of 36 months. As of December 31, 2006, the minimum future rental payments were approximately $1,367 thousand.

As of December 31, 2006, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars (In thousands)

2007	1,524
2008	792
2009	364
2010	63
Thereafter	62

2,805

Aggregate office rent expenses amounted to $572, $546 and $529 thousand in 2006, 2005 and 2004, respectively.

B.	Valuation and qualifying accounts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of period	Provision	Recovery	Balance at end of period

	U.S. Dollars (In thousands)

2004	2,090	1,229	(1,083)	2,236
2005	2,236	680	(710)	2,206
2006	2,206	778	(131)	2,853

C.	Factoring of financial assets

The Company entered into accounts receivable factoring agreements with two financial institutions (the “banks”). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS 140. The Company does not expect any reimbursements to take place in the foreseeable future.

The factoring fees of the above mentioned agreements sums to $ 51 thousands in 2006.
As of December 31, 2006 trade receivables amounting to approximately $2.5 million, were factored.

F – 18

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

D.	Litigations

1.

On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by a competitor, Orbotech Ltd., alleging that an optional component in the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue dealt with by the court is the validity of the asserted patent. The Company believes that it has substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims. Therefore no provision was recorded by the Company.

2.

On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block, seeking injunctive relief and damages. The court ruled, based on a court’s expert opinion, that the Company allegedly infringed the patent, and granted Orbotech a provisional remedy. Following the grant of the provisional remedy by the District Court, the Company filed a motion for leave to appeal. The Supreme Court rejected the Company’s request since the provisional remedy was granted on the basis of prime facie evidence only. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. The particular illumination block was at the time of the preliminary ruling still in a development stage. The Company’s temporary inability to manufacture and sell the specific illumination block, does not affect its ability to manufacture and sell products incorporating other illumination blocks; the Company manufactures its products with several other illumination blocks. In February 2007 the patent referring to the specific illumination block expired. The Company has filed two requests for the lawsuit to be dismissed. . The Company believes that it has good defenses in the infringement aspect of the claim. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech. Therefore no provision was recorded by the Company.

3.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota by one of the Company’s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. together with August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. The Company has filed an answer and counterclaims alleging, inter-alia, non-infringement, invalidity and unenforceability of the patent. The case is currently approaching the end of the discovery phase and is expected to be trial ready by October 2007. The Company believes that it has substantial defenses to August’s allegations. Therefore no provision was recorded by the Company.

F – 19

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 12 – CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits, marketable securities and trade receivables. The Company’s cash equivalents and marketable securities are maintained with high-quality institutions and the composition and maturities of investments are regularly monitored by management. Generally, these securities and deposits are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk.

The Company’s marketable securities include auction rate securities and highly rated corporate bonds. The trade receivables of the Company are derived from sales to a large number of customers, mainly large industrial corporations located mainly in Asia, the United States and Europe. The Company generally does not require collateral: however, in certain circumstances, the Company may require letter of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

NOTE 13 – SHAREHOLDERS’ EQUITY

A.	Initial Public Offering

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT.

In December 2005 the Company registered its shares to be listed and traded in the Tel-Aviv stock exchange.

B.	Private Placement

In April 2006, the Company raised $14.5 million, net of issuance expenses, by issuing 2,525,252 ordinary shares at a price of $5.94 per share in a private placement to Israeli institutional investors. The private placement also included warrants that are exercisable into 1,262,626 ordinary shares at a price of $6.83 per share during a period of four years. The warrants issued in April 2006 have been classified in equity.

C.	Stock Option Plan

As of December 31, 2006, the Company has five share option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

In October 2003, the Company adopted a stock option plan (the Plan) pursuant to which the Company’s board of directors may grant stock options to officers and key employees. The total number of options, which may be granted to directors, officers, employees and consultants under this plan, is limited to 998,800 options. Stock options can be granted with an exercise price equal to or less than the stock’s fair market value at the date of grant. All stock options have 10-year terms and vest and become fully exercisable after 4 years from the date of grant with 30% to vest at the end of each of the first three years and remaining 10% to vest at the end of the fourth year following the grant day.

As of December 31, 2006, there were 38,000 additional shares available for the Company grant under the Plan. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

F – 20

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 13 – SHAREHOLDERS’ EQUITY (Cont’d)

C.	Stock Option Plan (Cont’d)

	2006 Grant	2005 Grant

Dividend yield	0	0
Expected volatility *	86%-87%	90%
Risk-free interest rate	5%	4.2%
Expected life (years) **	6	6

*	Historical volatility

**	The company used the simplified method to estimate the expected life.

The weighted average grant date fair value of options granted during the years ended 2006 and 2005 was $5.38 and $2.30 respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $246,756, $5,859 and $23,058 respectively. The total intrinsic value of options vested at December 31, 2006 is $236,589.

As of December 31, 2006, there was $679,354 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Share option activity during the past three years is as follows:

	Year Ended December 31,

	2006		2005		2004

	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$

Outstanding at January 1	1,315,650	2.06	1,250,000	1.98	1,353,056	1.90
Granted	60,000	5.19	144,000	3.00	-	-
Forfeited	(13,980)	2.37	(68,600)	2.59	(82,328)	1.16
Exercised	(431,706)	1.63	(9,750)	1.56	(20,728)	0.00

Outstanding at year end	929,964	2.46	1,315,650	2.06	1,250,000	1.98

Vested at year end	665,729	2.22	702,990	1.95	375,300	1.98

F – 21

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 13 – SHAREHOLDERS’ EQUITY (Cont’d)

The following table summarizes information about share options at December 31, 2006:

Range of exercise price US$	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price US$	Number exercisable	Weighted average exercise price US$

0.00	208,632	6.56	0.00	169,877	0.00
2.98-3.29	520,832	6.98	2.98	453,952	2.98
3.00	140,500	8.74	3.00	41,900	3.00
5.00	50,000	9.38	5.00	-	5.00
6.15	10,000	9.58	6.15	-	6.15

	929,964	7.31	2.46	665,729	2.22

The following table summarizes information about nonvested options at December 31, 2006:

	Options	Weighted average grant- date fair value

Balance at January 1, 2006	612,660	2.07
Granted	60,000	5.38
Vested	(394,445)	2.04
Forfeited	(13,980)	2.16

Balance at December 31, 2006	264,235	2.87

NOTE 14 – EARNINGS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted profit per Ordinary Share for the years indicated:

	Year ended December 31,

	2006	2005	2004

	(In thousands)

Net income attributable to Ordinary Shares	$11,603	$2,702	$10,797

Weighted average number of Ordinary Shares outstanding used in basic profit per Ordinary Share calculation	29,176	27,253	27,114

Add assumed exercise of outstanding dilutive potential Ordinary Shares	377	333	686

Weighted average number of Ordinary Shares outstanding used in diluted profit per Ordinary Share calculation	29,553	27,586	27,800

Basic earnings per Ordinary Share	$0.40	$0.10	$0.40

Diluted earnings per Ordinary Share	$0.39	$0.10	$0.39

F – 22

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 15 – GEOGRAPHIC INFORMATION

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars (In thousands)

China and Hong Kong	33,713	24,665	29,576
Other Asia	20,413	5,036	5,341
United States	15,622	11,484	8,116
Taiwan	12,895	12,258	14,574
Western Europe	9,170	6,597	4,780
Japan	6,716	2,065	3,533
Rest of the world	1,526	927	1,499

	100,055	63,032	67,419

NOTE 16 – SELECTED INCOME STATEMENT DATA

A.	Selling, general and administrative expenses

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars (In thousands)

Selling (a1)	21,000	14,559	12,819
General and administrative	6,850	4,201	3,134

	27,850	18,760	15,953

(a1) Including shipping and handling costs	2,626	1,890	2,066

B.	Financial expenses, net

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars (In thousands)

Interest expense	422	405	450
Interest income	(795)	(336)	(142)
Other, net	661	251	51

	288	320	359

C.	Aborted share issuance expenses

During 2004, the Company decided to abandon its plan for a secondary share offering to the public. The total accrued expenses related to this offering were $1,122 thousand which were expensed in 2004.

F – 23

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 17 – INCOME TAXES

A.	Tax under various laws

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

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the Investment Law”)

The Company’s production facilities have been granted “Approved Enterprise” status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the approved enterprise first generates taxable income due to the fact that the Company operates in Zone ”A” in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiating Enterprise”, such as provisions generally requiring that at least 25% of the Beneficiating Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiating enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of Approved Enterprises, under the Law, for an investments programs for the periods ending in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment to the Law, for the period ending in 2015 (“Programs”).

Out of the Company’s retained earnings as of December 31, 2006 approximately $17 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $2 million are tax-exempt earnings attributable to its Beneficiating Enterprise program. The tax-exempt income attributable to the Approved and Beneficiating Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% According to the implementation of the Law; effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2006, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $4 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $ 0.5 million.

These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

F – 24

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 17 – INCOME TAXES (Cont’d)

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the Investments Law”) (cont’d)

The Company intends to reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and Beneficiating Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises.

Should the Company fail to meet such requirements in the future, income attributable to its programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company’s management believes that the Company is meeting the aforementioned conditions.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

F – 25

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 17 – INCOME TAXES (Cont’d)

D.	Composition of income tax provision

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars (In thousands)

Income (loss) before income taxes:
Israel	10,256	2,399	12,710
Non-Israeli	1,388	303	(1,414)

	11,644	2,702	11,296

Income tax (benefit) provision:
Current:
Israel	-	-	-
Non-Israeli	414	-	-

	414	-	-

Deferred:
Israel	(160)	-	-
Non-Israeli	(274)	-	-

	(434)	-	-

Previous years:

Israel (d1)	-	-	533
Non – Israeli	61	-	(34)

	61	-	499

	41	-	499

(d1)

On March 31, 2004, a settlement was reached between the Company and the Israeli tax authorities over disputed assessments for the 1999, 2000 and 2001 tax years. Under the settlement reached, the Company paid a total of $695 thousand to settle approximately $6.7 million in assessments previously demanded by the Israeli tax authorities with respect to the 1999-2001 tax years. In addition, the Company will continue to calculate its applicable tax benefits for the subsequent years of the Israeli tax benefits program in which it currently participates (2002-2007) at the rates previously disputed by the Israeli tax authorities. The settlement amount resulted in a one-time provision for income taxes of $460 thousand in the first quarter of 2004, in addition to the $225 thousand that was reserved for this purpose in the fourth quarter of 2003.

F – 26

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 17 – INCOME TAXES (Cont’d)

E.	Income taxes included in the income statements:

The following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars (In thousands)

Income before income taxes	11,644	2,702	11,296

Statutory tax rate	31%	34%	35%

Theoretical tax on the above amount	3,610	918	3,954

Increase (decrease) in taxes resulting from:

Tax benefits arising from “Approved and Beneficiating Enterprises”	(1,641)	(281)	(238)

Decrease in taxes resulting from utilization of carryforward tax losses and deductible temporary differences for which deferred tax benefits were not provided in previous years	(1,337)	(2,066)	(4,790)

Tax losses and deductible temporary differences for which no tax benefit has been recorded	351	371	1,029

Permanent differences and nondeductible expenses, including difference between Israeli CPI-adjusted tax returns and dollar-adjusted financial statements-net	(1,318)	970	(34)

Nondeductible stock based compensation	237	43	45

Tax expenses due to previous years	61	-	499

Other	78	45	34

Actual income tax expense	41	-	499

Per share effect of the benefits arising from “Approved and Beneficiating Enterprise”:

Basic	$0.06	$0.01	$0.01

Diluted	$0.06	$0.01	$0.01

F – 27

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 17 – INCOME TAXES (Cont’d)

F.	Income taxes included in the balance sheet

Deferred tax assets consist of the following at December 31:

	December 31

	2006	2005

	U.S. Dollars (In thousands)

Current:
Provision for doubtful accounts	194	198
Accrued warranty	97	80
Unearned revenue	185	-
Net operating losses carryforwards	91	-
Accrued expenses	134	50
Other	-	24

	701	352
Valuation allowance	(636)	(352)

Current deferred tax asset, net of allowance	65	-

Long-term:
Net operating losses carryforwards	1,759	2,334
Severance pay	14	-
Fixed assets	(53)	-
Other	198	-

	1,918	2,334
Valuation allowance	(1,549)	(2,334)

Long-term deferred tax asset, net of allowance	369	-

Net deferred tax assets	434	-

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established to reduce deferred tax assets to their estimated realizable value. The net change in the total valuation allowance was a decrease of $ 501 thousand, $ 1,548 thousand and $ 2,232 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006, major foreign subsidiaries have NOL carryforwards aggregating approximately $5,863 thousand, of which approximately $3,049 thousand expires from 2009 to 2023 and approximately $2,814 thousand has no expiration date.

G.	Reduction in corporate income tax rate in Israel

On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006, This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company’s financial statements.

F – 28

CAMTEK LTD.

Notes to Consolidated Financial Statements as of December 31, 2006 and 2005

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES

	Year Ended December 31,

	2006	2005	2004

	U.S. Dollars (In thousands)

Purchases from Priortech Ltd. (including affiliates)	3,244	597	1,122
Interest income from Priortech Ltd.	16	19	30
Sales to Priortech Ltd. (including affiliates)	240	1	230

NOTE 19 – SUBSEQUENT EVENTS

A.

Subsequent to balance sheet date, the Company’s liabilities to banks were secured by negative pledge. Pursuant to the terms of the negative pledge the Company committed to comply with certain financial and other covenants which include, inter alia, a minimum amount of shareholders’ equity, a minimum ratio of shareholders’ equity to total balance sheet, as such are defined in the agreement, a minimum amount of sales and annual earnings. In addition, certain restrictions have been imposed on the Company regarding creating floating liens, execute a change in control over the Company and execute a merger.

If the Company will not comply with all or part of the financial covenants, or if certain events specified in the agreement should occur, the bank will have the right to demand the immediate repayment of the credit. In Management’s opinion, the Company will comply with those covenants over the credit period.

B.	Subsequent to balance sheet date the company granted 45,000 share options at an exercise price of $4.50 per share and 8,000 share options were exercised at a weighted average exercise price of $2.86.

F – 29

Item 19.	Exhibits.

Exhibit No.	Exhibit

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

4.10

Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004. (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form F-20 File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

4.11

Convertible Loan Agreement, by and between the Registrant and FIMI Opportunity Fund, L.P., and FIMI Israel Opportunity Fund, dated August 8, 2005 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

4.12

Press Release announcing the Company’s completion of $15,000,000 Private Placement dated April 28, 2006; Press Release announcing Priortech Ltd. Sale of Camtek shares to Israeli Institutional Investors dated June 21, 2006 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

8.1

Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F- 1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International..*

15.2	Consent of Brightman Almagor & Co., a member firm of Deliotte, Touche Tohmatsu, and Goldstein Sabo Tevet *

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

          The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAMTEK LTD.

By: /s/ Rafi Amit

Name: Rafi Amit
Title: Chief Executive Officer

Date: June 28, 2007