Form 20-F
period 2007-12-31
CAMTEK LTD
filed 2008-06-30
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

 (Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐ Shell Company report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 \
Date of event requiring this shall Company report ___________

For the transition period from ________ to ________

Commission file number 000-30664

Camtek Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel
(Address of principal executive offices)

Raanan Dekel, Telephone: (972) (4) 6048100, Facsimile: (972) (4) 6440523, E-mail:
raanand@camtek.co.il,
Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel
(Name, Telephone, Facsimile, E-Mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Ordinary Shares, nominal value 0.01 New Israeli Shekel per share
(Title of each Class)

Nasdaq Global Market
(Name of each Exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
30,133,715 Ordinary Shares, par value NIS 0.01

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

☐ Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

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

             We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2005, 2006 and 2007, and “Selected Balance Sheet Data” as of December 31, 2006 and 2007 from the audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements as of December 31, 2005, have been jointly audited by Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. Further, the consolidated financial statements for each of the two years in the two year period ended December 31, 2007, have been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm. We derived the selected data under the caption “Selected Statement of Operations Data” for the years ended December 31, 2003 and 2004 and “Selected Balance Sheet Data” as of December 31, 2003 and 2004 from audited financial statements that are not included in this annual report.

             For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,

	2003	2004	2005	2006	2007

	(in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	$26,567	$63,353	$56,987	$92,470	$59,654
Service fees	4,574	4,066	6,045	7,585	11,315
Total revenues	31,141	67,419	63,032	100,055	70,969
Cost of revenues:
Cost of products sold	13,214	28,193	28,262	42,600	32,769
Cost of services	3,460	3,168	4,519	5,842	9,171
Royalties to the Government of Israel	150	-	-	-	-
Total cost of revenues	16,824	31,361	32,781	48,442	41,940
Gross profit	14,317	36,058	30,251	51,613	29,029
Research and development costs	5,855	7,328	8,469	11,831	12,111
Selling, general and administrative expenses	10,041	15,953	18,760	27,850	24,119
Operating income (loss)	(1,579)	11,655	3,022	11,932	(7,201)
Financial and other income (expenses), net	235	(359)	(320)	(288)	(128)
Income (loss) before income taxes	(1,344)	11,296	2,702	11,644	(7,329)
Income taxes	225	499	-	(41)	(362)
Net income (loss)	$(1,569)	$10,797	$2,702	$11,603	$(7,691)

Earnings (loss) per ordinary share:
Basic	$(0.06)	$0.40	$0.10	$0.40	$(0.25)
Diluted	$(0.06)	$0.39	$0.10	$0.39	$(0.25)

Weighted average number of ordinary shares outstanding:
Basic	27,053	27,114	27,253	29,176	30,145
Diluted	27,053	27,800	27,586	29,553	30,145

	December 31,

	2003	2004	2005	2006	2007

	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$12,837	$9,141	$8,714	$23,358	$18,601
Total assets	54,186	68,643	75,239	110,806	98,465
Bank credit	2,300	2,335	-	-	-
Convertible Loan	-	-	5,000	5,000	5,000
Shareholders’ equity	38,851	49,776	52,618	80,138	72,906

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

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

          We incurred a net loss of $1.6 million for the year ended December 31, 2003. Despite having had net income of $10.8 million, $2.7 million and $11.6 million in 2004, 2005 and 2006 respectively, we incurred a net loss of $7.7 million in 2007. We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

The markets we target are: printed circuit board, integrated circuit (IC) substrate and semiconductor manufacturing and packaging industries. These markets are highly cyclical and the Company does not have any information that enables it to predict the downturns in these markets.

          The printed circuit board, IC substrate and semiconductor manufacturing and packaging industries are highly cyclical. The printed circuit board and the IC substrate experienced a prolonged and severe downturn in 2002 and2003, during which the overall rate of capital spending by printed circuit board and IC substrate manufacturers had been sharply cut and sales of our products had declined. We experienced an expansion and growth during 2004, a seasonal adjustment down in the first quarter of 2005, and again, an expansion during the second half of 2005 and the first half of 2006. In the second half of 2006 and first quarter of 2007, as a result of a downturn in the semiconductor manufacturing and packaging industry, our revenues had been cut down. In the second and third quarters of 2007, we experienced an increase in revenues from the printed circuit board industry, which resulted in our total revenues increase. In the fourth quarter of 2007 and the first quarter of 2008 we achieved stability in our quarterly revenues level.

          As a result of this cyclicality, we saw during 2004 an increase in capital spending in the printed circuit board and IC substrate industries, and sales of our automated optical inspection, or AOI, systems to these manufacturers increased. In 2005, there was a decrease in demand from our clients in the printed circuit board industry, as a result of a capacity adjustment in that market but in 2006 the demand from our clients in the printed circuit board market increased again. In the first quarter of 2007 we had a seasonal adjustment down but then an expansion during the second and third quarters of 2007, with a further adjustment down in the fourth quarter of 2007 and first quarter of 2008.

          Also, the semiconductor manufacturing and packaging industry is characterized by cyclicality, which is amplified in the back-end sector, where we operate. As a result of our market penetration to the semiconductor manufacturing and packaging industry, we experienced growth from this market from 2004 until the second quarter of 2006. In the second half of 2006 we were affected by the market‘s weakness, which continued to affect us until the third quarter of 2007. In the last quarter of 2007 and the first quarter of 2008 we experienced growth unrelated to increased capacity in this market.

          In the event of a permanent reduction in demand, we have only a limited ability to reduce expenses because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during future downturns or capacity adjustments affecting the markets we serve.

We are planning to increase our revenues from the semiconductor manufacturing and packaging industry with our Falcon system. If our share in the market fails to grow, our results of operations will be adversely affected.

          Our future success in the semiconductor manufacturing and packaging industry depends on our ability to sustain and increase the acceptance rate of our AOI technology and upon the acceptance by our customers of new applications we included in our AOI systems. If the market for our AOI systems in the semiconductor manufacturing and packaging industry does not develop at the rate we expect, whether as a result of our inability to obtain repeat orders from our customers or to acquire customers who would adopt our systems for new applications, an economic downturn, intensified competition, presentation to the market of alternative technologies, changes in technology, changes in product standards, or otherwise - our results will be adversely affected. In 2007 our revenues from the Falcon significantly decreased, due to a downturn in the semiconductor manufacturing and packaging industry. We cannot assure you that we will be able to increase Falcon revenues to or above the levels previously achieved.

Longer sales process for new products may increase our costs and delay time to market of our products, which may increase our inventory and negatively impact our results of operations.

          While we are expanding our product lines and customer base, our sales process for new products to new and existing customers involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of one to six months. More evaluation time is devoted during the initial penetration period for new products and for new customers in new markets, since these circumstances usually require engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, our finished goods inventory totaled $15.85 million at December 31, 2007, and our costs may increase disproportionately to our revenues as our product lines and customer base expand. Moreover, our customers are increasingly requiring that we deliver our products with short lead times. In order to meet our customers’ needs in the timeframe they require, we need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our industry, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. In order to compensate for these unexpected delays, we have had to predict our needs further into the future, which increases the risk that our predictions may not correspond to our actual future needs.

We operate an international sales organization. A substantial majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks.

          We have sold our systems in over 30 countries around the world. The majority of our sales were in the Asia Pacific region. In 2007, our sales in the Asia Pacific region accounted for approximately 82% of our total revenues, including approximately 43% of our total revenues from sales in China and Hong Kong and 18% from sales in Taiwan. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, political instability, trade restrictions, a downturn in economic or financial conditions, as well as any extraordinary events having an adverse effect on the economy or business environment in this region may cause a significant decline in our future revenues and may have an adverse effect on our results of operations. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

The markets we serve are highly competitive. There is a dominant market participant for AOI systems both for the printed circuit board industry and for the final inspection of silicon wafers in the semiconductor industry, and some of our competitors have greater resources, all of which may make it difficult for us to maintain profitability.

          Competition in the markets we serve is intense. During 2002, early 2003, first half of 2005, 2007 and during the first half of 2008, competition intensified due to the reduced demand for the type of products that we manufacture. This resulted from the general economic conditions, cyclical downturns in the electronics industry and/or seasonal adjustments during those times. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement the same methods in part or in whole in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected.

          Competitors currently sell systems that provide functionality similar to our products. In the printed circuit board industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen, Lloyd-Doyle, ManiaBarco, Shirai and Utechzone. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases. Our competitors in the IC substrate industry include Orbotech Ltd., Dainippon Screen, ATI and Utechzone. In the semiconductor manufacturing and packaging industry, our principal competitor and the dominant market participant is Rudolph Technologies Inc. (which purchased the IP and bumped wafer inspection line of RVSI in January 2008), with additional competitors including Zygo (through acquisition of Solvision in February 2008), KLA-Tencor (through acquisition of 96% ownership in ICOS in May 30, 2008), Topcon, Toray, Tosok and Hitachi.

          Since we entered the final inspection of silicon wafers business in early 2004, there have been several mergers and acquisitions that changed the competitive map; starting with Rudolph Technologies Inc.‘s acquisition of August Technologies in 2005 and the acquisition of the bumped wafer inspection line of RVSI in January 2008, continuing with Solvision‘s acquisition by Zygo in February 2008 and the recent purchase of 96% of ICOS‘s shares by KLA-Tencor in May 2008. These acquisitions can reinforce the previously smaller competitors with resources, financial backing and the better market position of the acquiring companies, while bringing new forces to the marketplace. As a result, Camtek may need to overcome unfavorable market perception and invest more R&D efforts in maintaining its technological position.

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

          We seek to expand our activity into unsaturated markets adjacent to our existing served markets, such as the inspection of silicon wafers at various steps during their manufacturing process, inside the wafer fabrication facility. Technological developments in production processes and in process control may reduce the growth we anticipate in demand for inspection systems. If this happens, we may not be able to cover our investments in penetrating these markets, or will have to increase our R&D and marketing expense to adapt our products to such changes.

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

          On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue being dealt with by the court is the validity of the asserted patent, which expired in February 2008. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims.

          On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor‘s opinion, that Camtek allegedly infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. Following the grant of the provisional remedy by the District Court, the Company filed a motion for leave to appeal (permission from the Israel Supreme Court to appeal the District Court’s decision to grant a provisional remedy). The Supreme Court rejected our request. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. In February 2007, the patent referring to the specific illumination block expired. Among others, the Company has filed two motions for the lawsuit to be dismissed, both still pending. We believe that we have good defenses in the infringement aspect of the claim. We further believe that we have claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech.

          On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota by one of the Company‘s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation, or August (today Rudolph Technologies Inc. together with August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. We have filed an answer and counterclaims alleging, inter-alia, non-infringement, invalidity and unenforceability of the patent. Fact and expert discovery have been completed. On February 2008 the Company filed a motion for summary judgment of invalidity of the asserted patent. A hearing on Camtek‘s motion for summary judgment was held on April 25, 2008. The Court took the motion under advisement and will issue an order in due course. We believe that we have substantial defenses to August’s allegations.

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

          We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. An interruption in supply from these sources or an unexpected termination of the manufacture of key components or subsystems would disrupt production and adversely affect our ability to deliver products to our customers. For example, Camtek‘s Reference Generator (“CRG”) software is a required component in every AOI system. Recently, Mania Technologie AG, the parent company of Mania Technologie Belgium NV, which is currently a single source supplier of CRG, has become insolvent and therefore its future is unclear. Although we have taken and currently take precautions against this kind of events, an unexpected termination or disruption of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products.

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

We are attempting to expand our activity in the markets we operate in through M&A activity. Such activity may result in dilution, operating difficulties and other adverse consequences.

          We invest efforts in attempting to develop new growth engines by acquisitions, where core competencies may provide us with synergy and competitive advantages. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or impairment related to goodwill and other intangible assets, any of which could harm our business. In addition, acquisitions could require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all and may be dilutive. Furthermore, we compete for acquisition and investment opportunities with other well established and well capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

          In addition, our operation of any acquired business or assets could involve numerous risks, including: post-merger integration problems; diversion of management‘s attention from our core business; entering markets in which we have little or no experience; and the loss of key employees of the acquired operations.

          We can not be certain that any future acquisition or merger will be successful. If the operation of the business of any future acquisition or merger disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

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

          We generate most of our revenues in dollars but incur a significant portion of our salary and operating expenses in NIS. Appreciation between US dollar and NIS may adversely affect our result of operations in dollar terms. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which would increase our costs expressed in dollars. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, as experienced in 2007, will increase our costs expressed in NIS and have an effect on our net income.

          We incur a significant portion of our expenses in China in the Yuan, and these expenses may rise with our increasing activities there. While the value of the Yuan has generally been stable in recent years, we are now facing appreciation of the Yuan against the dollar, which may adversely affect our results of operations in dollar terms.

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

          We have a supplementary manufacturing facility in China, in which we currently manufacture one type of our verification systems, but intend to expand our manufacturing activities there in the future. Therefore, we may be influenced by changing events in China; for example, our manufacturing activity in China may suffer as a result of changes in China‘s geopolitical status or fluctuations in its economic stability. In addition, we may be exposed to sourcing risks, such as supply-chain and business interruption issues. Further potential risks may be associated with such issues as the protection of our intellectual property; the recruitment and retention of skilled employees.

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

          Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

•	the size, timing and shipment of substantial orders;

•	customer budget cycles and installation schedules;

•	product introductions;

•	the pricing of our products;

•	the timing of new product upgrades or enhancements;

•	temporary shifts in industry capacity;

•	the timing of installation or, in some cases, of acceptance of our products by our customers;

•	interest and exchange rates; and

•	the timing of issuing required import permits in certain countries into where we sell.

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

          Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of our assets (averaged quarterly) are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders, including gain realized on the sale of our ordinary shares being taxed at as ordinary income rates rather than capital gain rates, and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” with respect to our ordinary shares. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

          Based on an analysis of our assets and income, we believe that in 2007 we were not a PFIC. We currently expect that we will not be a PFIC in 2008. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2008 or in a future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see “U.S. Federal Income Tax Considerations-Tax Consequences If We Are a Passive Foreign Investment Company.”

Our share price has been volatile in the past and may continue to fluctuate in the future.

          Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2007 through June 25, 2008, the closing price of our ordinary shares ranged from $1.09 to $4.58. Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

•	quarterly variations in our operating results;

•	market conditions relating to our customers’ industries;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	large block transactions in our ordinary shares;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements of significant claims or proceedings against us;

•	additions or departures of our key personnel;

•	future sales of our ordinary shares; and

•	general stock market price and volume fluctuations.

          Stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general economic conditions, such as a recession, interest rate or currency rate fluctuations, political events or hostilities in Israel or the surrounding region could adversely affect the market price of our ordinary shares.

          In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Currently, we are facing a purported class action complaint, as detailed in Item 8A – Legal Proceedings. This purported class action complaint could be protracted and divert management’s attention and resources.

Our principal shareholder, Priortech, holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests.

          Priortech beneficially holds 61.7% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

          Our principal offices, sole research and development facility and major manufacturing facility are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners; and

•	a significant downturn in the economic or financial condition of Israel.

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In 2005, Israel executed its plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas gained majority of the Palestinian Parliament in the elections held in the Palestinian Authority. Further, as a result of a civil war in the Gaza Strip between Hamas and Fatah supporters, two different Palestinian governments were established – one by Hamas in the Gaza Strip and one by Fatah in the West Bank. These events affect Israel’s security, foreign relations and the stability of the region. Furthermore, in the summer of 2006 Israel and Lebanon entered into war, which lasted for a month and a half and affected the Northern part of Israel, where we are located. Any further escalation in the hostilities referred to above or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

          From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade (the “OCS”), for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we have fully repaid the grants received by us from the OCS. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring rights in the technology developed with the grants outside of Israel and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay a further significant amount of royalties than the terms of the grants required, unless the amount of production outside Israel is less than 10% of the original rate of production and the OCS has not objected to the transfer of products. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

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

          Our legal and commercial name is Camtek Ltd. We were incorporated in 1987. In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board, or PCB, manufacturing industry. In 1994, we introduced our first automated optical inspection, or AOI, system for the inspection of PCBs. In late 1998, we introduced our Orion system, which gained wide acceptance in the high-end PCB market and represented a breakthrough for us. Applying our core technologies, we developed our Pegasus system, which was introduced in the third quarter of 2002, for the inspection of integrated circuits (IC) substrates. In September 2001, we acquired a developer and producer of AOI systems for the semiconductor manufacturing and packaging industry, or MEP. This acquisition allowed us to enter the semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the semiconductor manufacturing and packaging industry in the fourth quarter of 2003. The first revenue recognition of the Falcon system was in the second quarter of 2004, and since then, Falcon sales increased to nearly $40 million in 2006 or 40% of the total 2006 revenues. As a result of industry weakness, Falcon sales declined in 2007 to nearly $20 million or 29% of our total 2007 revenues.

          In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million. In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 were sold to Priortech Ltd.), in which we received net proceeds of $6.1 million. On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI). On April 30, 2006, we completed a private placement (the Private Placement) in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. The Private Placement also included warrants that, during a period of four years, are exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share.

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

Our Business

          We design, develop, manufacture and market automated optical inspection, or AOI, systems and related products. AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in three industries: the printed circuit board, or PCB, industry; the high density substrates for interconnection of integrated circuit devices, or IC substrate, industry; and the semiconductor manufacturing and packaging industry. Our systems provide our customers with a high level of defect detection ability; are easy to operate and offer high productivity. We have sold more than 2300 AOI systems in 34 countries around the world. Our PCB customer base includes the majority of the largest 100 PCB manufacturers worldwide. Since the introduction of our Falcon line for the semiconductor industry, we have sold over 150 Falcon systems to more than 30 semiconductor manufacturers, test and assembly houses and bumping service providers, including 12 out of the top 15 Integrated Device Manufacturers (IDM). Our global, direct customer support organization provides responsive, localized pre and post sales support for our customers through our wholly-owned subsidiaries.

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

The Printed Circuit Board Industry

          A PCB is the basic platform that supports and interconnects a broad range of electronic components, such as IC devices, resistors, capacitors, coils and the like, and enables them to operate as an electronic system. PCBs consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulating base. These conductive lines provide electrical interconnections between the components. The trace integrity and conformance to exact dimensions are essential to the functioning of the electronic product. Imperfections in the various stages of the PCB manufacturing process may result in defects or flaws, like open conductive lines, electrical short circuits, nicks and inappropriate line widths.

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

          The manufacturing process for multi-layer boards is comprised of three stages: the manufacture of production tools, including artwork and masks; the production of inner layers and their lamination into a single board; and the production of external layers. The majority of AOI systems in the PCB industry are used for inspection of inner layers. Today, the number of inner layers in typical multi-layer PCBs usually ranges from 4 to 14, though certain high layer-count boards may consist of as many as 52 layers. Inspection by AOI systems during the manufacturing process for the detection of defects in the inner layers prior to the lamination process is crucial, so that any defective individual layers may be repaired or replaced while still accessible. Once the multi-layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board.

The IC Substrate Industry

          The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drives the semiconductor industry to produce ICs (dice) requiring more input/output connections. These dice must fit into smaller packages. The IC substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the IC die, providing it mechanical and electrical connection to the printed circuit board. These substrates feature conductive lines that are 12 to 50 µm (microns) in width. Although IC substrates are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

          The IC is connected to the upper side of the substrate, either by wire bonding by means of thin metal wires, or by “flipping” the IC and directly connecting conductive bumps on its face to a matching array of pads or bumps on the substrate. The latter technology is known as flip chip die attach (“Flip-Chip”). The IC substrate is connected to the PCB via an array of conductive solder balls, known as a ball grid array, or BGA.

          The complexity of IC substrates requires advanced inspection systems with high magnification power for detecting minuscule defects that hinder production yields. Optical inspection of IC substrates is implemented along the manufacturing process, where the substrates are still in panel form, similar to PCB, and at the end of the production process, where the substrates are cut to strips or packed in trays. Due to the high integration level of today’s electronic products, defective substrates, that pass undetected, may render the entire product unusable. Or, if assembled in a mission-critical system, they may cause a catastrophic failure.

The Semiconductor Manufacturing and Packaging Industry

          The semiconductor manufacturing industry produces circuits (ICs) on silicon or other semiconductor materials in the form of thin wafers; each wafer consists of numerous IC dice (“chips”). At the end of the wafer manufacturing process, our AOI systems inspect the wafer for various defects. At this stage, AOI systems verify that the dice are free of defects, and that the electronic probe tips used for functional testing of the finished dice on the wafer have caused no critical damage to the terminal pads on the die. AOI is essential at this stage to help ensure the reliability and service life of the electronic device after its assembly and packaging.

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

          In Flip-Chip packaging technology, the face of the IC is attached to the top of a substrate via an array of bumps, rather than being wire bonded. Wafers designed for Flip-Chip assembly interconnect go through a process in which solder bumps ranging from 30 to 150 microns in height, or gold bumps about 15 microns tall, are plated or stenciled on pads on the face of the IC. In a similar technology termed Chip-Scale Wafer Level Packaging (CS-WLP), larger bumps up to 300 to 500 micron tall are placed on the die and the entire wafer is coated with a thick layer of polymer – usually epoxy. After dicing, the individual die is actually a finished device, ready to be mounted directly on the PCB. AOI with 3-D measurement capabilities is used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the IC or the substrate during the packaging process, leading to device failure.

          A relatively small, but fast growing segment is Micro-Electro Mechanical Systems (MEMS), which utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices (DLP), sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure the product performance and reliability. This testing may amount to a significant amount of the overall product cost. AOI is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

Products

Our AOI systems consist of:

•

An electro-optical assembly unit, either movable or fixed, which consists of a video camera, precision optics and illumination sources. The electro-optical unit captures the image of the inspected product;

•	A precise, movable table, that holds the inspected product;

•	An electronic hardware unit, which operates the entire system and includes embedded components that process and analyze the captured image by using our proprietary algorithms.

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

          We offer a broad range of systems for automated optical inspection of semiconductor wafers, IC substrates and PCBs. These systems are used to enhance production yields and assist in controlling manufacturing processes at wafer fabrication, test and assembly houses, and PCB plants worldwide. We invest significant resources in research and development to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage and of our ability to adapt our technologies to evolving market needs comes from our design philosophy and applicable know-how in basing our products on software-intensive architectures.

Automated Optical Inspection Systems for the PCB and IC Substrate Industries

          Our products for these industries consist of the Dragon and Orion lines for the inspection of inner and outer layers of PCB panels; the Pegasus line for final inspection (AFI) of IC substrate; the Mustang line for final inspection (AFI) of HD panels; the Planet for inspection of ultra-fine-line IC substrate; and Large Area Masks (LAM) dedicated for inspection of artwork and photo masks.

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

Pegasus

          The Pegasus line includes systems for automated inspection of finished IC substrates that are subsequently used in packaging of BGA and Chip Scale Package (CSP) devices. The Pegasus inspects both sides of the substrate, detecting process and mechanical defects in particular in the gold-plated areas where the substrate will interconnect with the silicon die or the PCB and in the solder-mask areas. Pegasus models handle substrates in strip format in magazines. In December 2006 we introduced the Pegasus 200S, an enhanced product for inspecting IC substrates in strip format.

Mustang

          The Mustang line includes systems for automated inspection of finished HD panels that are subsequently used in mobile consumer electronics, such as mobile-phones, digital cameras, PDAs and other consumer electronic devices. The Mustang inspects both sides of the panel, detecting process and mechanical defects, in particular in the gold-plated areas where the substrate will interconnect with the silicon die or the PCB and in the solder-mask areas. Mustang models handle panels in panel format (up to 150 x 300mm) in magazines. The Mustang 600 was first introduced in the first quarter of 2008.

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
CVR-200 is designed for verification when working in AIC configuration; and
PVS-200 is designed for the verification of IC Substrates (strips or units) and HD panels after they were inspected by the Pegasus or by the Mustang.

Automated Optical Inspection Systems for the Semiconductor Industry

Falcon

          The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the semiconductor die, which, if left undetected, may cause premature failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional testing issues or control the integrity of the interconnect bump arrays made on dice intended for packaging in flip chip technology. The Falcon family currently includes models for:

•	3D and 2D metrology and inspection of bumped-wafer prepared for packaging in the flip-chip technology;

•

2D metrology and inspection of finished wafers at the end of their manufacturing process and in test houses, where inspection adds the value of monitoring the marks left by the testing probe or protects expensive probe cards from damage by dust particles;

•	Post-dicing inspection of frame-mounted wafers at assembly and packaging facilities, where it adds the value of detecting dicing-related damage.

•	Inspection and metrology of MEMS and other special applications, where customized handling solutions and inspection capabilities are required for complex structures and non-standard materials.

Customers

          Our customer base includes the majority of the largest 100 PCB manufacturers worldwide and over 40 semiconductor manufacturing, testing and packaging companies. Our customers, many of whom have multiple facilities, are located in 34 countries throughout Asia, Europe and North America. No individual customer accounted for more than 10% of our total revenues during 2005. In 2006 we had one customer that accounted for about 10% of our total revenues, and in 2007 – again - no individual customer accounted for more than 10% of our total revenues. In the IC substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our IC substrate customers are located predominantly in Taiwan, Japan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

          The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,

	2005	2006	2007

	U.S. Dollars (In thousands)

China and Hong Kong	24,665	33,713	30,187
Other Asia	5,036	20,413	12,676
United States	11,484	15,622	3,983
Taiwan	12,258	12,895	12,935
Western Europe	6,597	9,170	8,081
Japan	2,065	6,716	2,134
Rest of the world	927	1,526	973

Total	63,032	100,055	70,969

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

          As of December 31, 2007, 75 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region, we adjusted our sales organization accordingly during the past four years, and significantly expanded our sales, marketing and support teams in this region.

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

Manufacturing

          Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to six weeks. We utilize subcontractors for the production of subsystems.

          We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months of inventory of critical components used in the manufacture and assembly of our products. To date, we have been able to obtain sufficient units of these components to meet our needs.

Competition

          The markets in which we operate are highly competitive. In the PCB industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen, Lloyd-Doyle, ManiaBarco, Shirai and Utechzone. Our competitors in the IC substrate industry include Orbotech Ltd., Dainippon Screen, ATI and Utechzone. In the semiconductor manufacturing and packaging industry, our primary competitor is Rudolph Technologies Inc. (which purchased the IP and bumped wafer inspection line of RVSI), with additional competitors including KLA-Tencor (through acquisition of 96% ownership in ICOS), Zygo (through acquisition of Solvision) and several Japanese competitors whom we face mostly in Japan - Topcon, Toray, Hitachi and Tosok.

          We believe that the principal elements of a sustainable competitive advantage in the AOI market are:

•	On-going research, development and commercial implementation of new image acquisition, processing and analysis technologies;

•

Product architecture based on proprietary core technologies and commercially-available hardware. Such architecture supports shorter time-to-market, flexible cost structure, longer service life and higher margins;

•	Fast response to evolving customer needs;

•	Product compatibility with customer automation environment;

•	Strong pre and post-sale support (applications, service and training) deployed in immediate proximity to customer sites; and

•	maintaining a sufficient production line in order to follow the increasing demand for AOI products.

          We believe that we compete effectively on all of these factors.

Capital Expenditures

          The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,

	2005	2006	2007

	(in thousands)
Real Estate	$20	$-	$48
Building	147	409	1,960
Machinery and equipment	114	938	134
Office furniture and equipment	362	162	1,039
Automobiles	30	73	55
Total	$673	$1,582	$3,236

Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply: Low Voltage Directive (LVD) 73/23/EEC and Directive 98/37/EC, on the approximation of the laws of the Member States relating to machinery. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor manufacturing and packaging industry and production equipment producers, apply: SEMI S-2 (safety requirements for sale of equipment in the semiconductor manufacturing and packaging industry) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor manufacturing and packaging industry). We comply with the above-mentioned governmental regulations during the systems’ design process, which is conducted in accordance with the Company’s quality assurance manual, and when new products are tested by external laboratories and certified to comply with these directives.

C.	Organizational Structure

          Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of IC substrates. Based on sales, PCB Technologies, a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 61.7% of our outstanding ordinary shares. Our revenues from sales to affiliated and subsidiaries of Priortech, totaled $1,000, $240,000 and $27,000 in 2005, 2006 and 2007, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

          The following table shows the Company’s significant subsidiaries, all of which are wholly owned, together with each subsidiary’s jurisdiction of incorporation, as of the date of this report. For a complete list of subsidiaries, see Exhibit 8.1.

Name of Subsidiary	Jurisdiction of Incorporation

Camtek H.K. Ltd.	Hong Kong

Camtek (Europe) NV	Belgium

Camtek USA Inc.	New Jersey, USA

Camtek Imaging Technology (CIT)	China

D.	Property, Plants and Equipment

          Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. In September 1998, we entered into a lease for these facilities to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor, which was exercised by us. These facilities occupy 74,000 square feet, of which 28,000 square feet are devoted to the manufacturing of our products. At the end of 2006, we decided to prepare construction programs and to apply for the necessary construction permits for the purpose of expanding our current facilities. The expansion is planned to occupy a further 71,500 square feet, which will enable us to double our manufacturing and development capabilities. In 2007 we invested a sum of $1,000,000 in the expansion and improvement of our current facilities.

          Also, at the end of 2006, we entered into a lease for a new manufacturing facility in China, in which we manufacture products that do not require the geographical proximity to the development facilities and that are designated to be sold to customers in Asia. The Chinese facility occupies 23,000 square feet. Since September 2006 and until June 25, 2008, we invested approximately $424,000 in start-up costs.

          Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 29,000 square feet.

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

          We sell our AOI systems internationally. The majority of sales of our AOI systems in 2007 was to manufacturers in the Asia Pacific region, particularly in China, South East Asia, Korea and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region following the development and growth of electronics industry centers in theses regions. In 2007, our sales to customers in the Asia Pacific region accounted for approximately 82% of our total revenues, including approximately 43% of our total revenues from sales in China and Hong Kong and 18% from sales in Taiwan. We expect this trend of increasing amounts of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

          In addition to revenues derived from the sale of AOI systems and related products, we generate revenues from providing maintenance and support services for our products. We expect our service revenues to increase as our installed base increases. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

          The demand for AOI equipment is characterized by short notice. To meet customers’ needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during times of business expansion tend to increase the level of component and subsystem inventories. Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

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

          Revenue under multiple element arrangements is recognized in accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by vendor objective evidence (“VOE”), accordingly, non-standard warranty, with determined VOE, is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

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

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Stock Option and Restricted Share Plans. In years prior to our January 1, 2006 adoption of SFAS No. 123(R), “Share-Based Payments”, we had elected to apply the intrinsic value-based method of recording compensation expense as allowed by SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123”. As such, we computed and recorded compensation expense for awards of stock options whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for these awards was recorded over the option vesting period, generally 4 years.

Upon adoption of SFAS 123(R) on January 1, 2006, we elected the modified-prospective method of adoption and we began to record compensation expense for awards of employee stock options at their fair value commencing with the date of grant. Prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 and 2007 include costs related to (1) to the fair value of share-based payments granted in 2006 and 2007 as well as (2) the amortization of the fair value of stock option awards which were unvested as of January 1, 2006. In 2007, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $0.4 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2007, we accounted for forfeitures as they occurred.

Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company has evaluated the impact of this statement and believes that adoption of SFAS 159 prospectively on January 1, 2008 will not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FAS 157-2, which grants a one-year deferral of Statement 157’s fair-value measurement requirements for non-financial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In June 2007, the FASB issued EITF Issue No. 07-03 (“EITF 07-03”), Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. EITF 07-03 provides guidance on whether non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities should be accounted for as research and development costs or deferred and capitalized until the goods have been delivered or the related services have been rendered. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting EITF 07-03 on its results of operations and financial position.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date.

Results of Operations

Year Ended December 31, 2007 compared to Year Ended December 31, 2006.

Revenues. In 2007, as a result of a downturn in the semiconductor manufacturing and packaging industry, our revenues were adversely affected. In the second and third quarters of 2007, revenues from the PCB industry increased and drove an increase in our total revenues from prior quarters. In the fourth quarter of 2007, we achieved stability in our quarterly revenue level. Revenues decreased 29% to $70.9 million in the year ended December 31, 2007 from $100.1 million in the year ended December 31, 2006. Sales to the PCB, IC substrate and MEP industries decreased 17%, 4% and 48%, respectively. Sales of all products decreased 35% to $59.6 million in the year ended December 31, 2007, from $92.5 million in the year ended December 31, 2006. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

          Service fees increased by 49.1% to $11.3 million in the year ended December 31, 2007, from $7.6 million for the year ended December 31, 2006, primarily due to increased revenue from continuing service costs as our installed base increased.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead, provisions for warranties and royalty payments to the Government of Israel. These expenditures are only partially affected by sales volume. In 2007 we experienced a decrease in gross profit and gross margins, primarily due to decreased revenues. Our gross profit on product sales decreased by $23 million to $26.9 million in 2007, compared to $49.9 million in 2006. Our gross profit on service revenue increased by $0.4 million in 2007 to $2.1 million, compared to $1.7 million in 2006. Our total gross profit decreased by $22.6 million to $29 million in 2007 from $51.6 million in 2006, representing a decrease of 43.7%. Our gross margin decreased to 40.9% in 2007, compared to a gross margin of 51.6% in 2006, primarily due to decreased revenues and the mixture of products sold.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2007 were $12.1 million, compared to $11.8 million in 2006. Research and development expenses increased in 2007 by $0.3 million, primarily due to increased material consumption.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, doubtful debt, professional services and rent costs. Our selling, general and administrative expenses decreased by 13.4% to $24.1 million in 2007 from $27.8 million in 2006, primarily due to decreased commissions and shipping expenses. Selling, general and administrative expenses as a percentage of revenues increased in 2007 to 34% from 27.8% in 2006.

Financial and Other (Expenses) Income, Net. We had net financial expense of $128,000 in 2007, as compared to net financial expense of $288,000 in 2006. These changes related primarily to exchange rate influence and interest received and paid. Changes in currency rates resulted in income of $66,000 in 2007, compared to expenses of $435,000 in 2006.

Provision for Income Taxes. Income tax expenses increased to $362,000 in 2007, compared to $41,000 in 2006, as a result of increase in valuation allowance over deferred tax assets.

Net Income (Loss). We incurred a net loss of $7.7 million in 2007 compared to a net income of $11.6 million in 2006, in view of the factors discussed above.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005.

Revenues. In 2006, our total sales increased on an absolute basis as a result of the successful penetration of the Falcon systems to the semiconductor industry, despite the weakness felt in this industry during the second half of 2006, and high demands in the PCB and IC substrate industries, except in the fourth quarter of 2006. Revenues increased 59% to $100.1 million in the year ended December 31, 2006 from $63.0 million in the year ended December 31, 2005. Sales to the PCB and MEP industries increased 60% and 100%, respectively, while sales to the IC substrates industry decreased 47%. Sales of all products increased 62% to $92.5 million in the year ended December 31, 2006, from $56.9 million in the year ended December 31, 2005.

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

          Our cash and cash equivalent balances totaled approximately $18.6 million at December 31, 2007 and $23.3 million at December 31, 2006. Our investments in marketable securities totaled approximately $2.5 million at December 31, 2007 and $2.1 million at December 31, 2006. Our cash and marketable securities consisted mainly of money raised through equity offerings in 2000 and 2002, money raised through a convertible loan in 2005 and money raised through a private placement in 2006. We raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund L.P. and FIMI Israel Opportunity Fund, Limited Partnership, and $14.5 million from the Private Placement to Israeli institutional investors. The Private Placement also included warrants that are exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share, during a period of four years. Our working capital was approximately $58.8 million at December 31, 2007 and $73.5 million at December 31, 2006.

          We entered into accounts receivable factoring agreements with two financial institutions (the “Banks”). Under the terms of the agreements, we have the option to factor receivables with the Banks on a non-recourse basis, provided that the Banks approve the receivables in advance. In some cases we continue to be obligated in the event of commercial disputes, such as product defects, which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. We account for the factoring of our financial assets in accordance with the provisions of SFAS 140 “accounting for transfers and servicing of”. We do not expect any reimbursements to take place in the foreseeable future.

The factoring fees of the above mentioned agreements aggregate $52,000 in 2007 (compared to $51,000 in 2006).

As of December 31, 2007, trade receivables amounting to approximately $560,000, were factored (compared to $2,500,000 as of December 31, 2006).

          Although auction rate securities are readily marketable, if an auction were to fail due to adverse conditions in the credit markets or otherwise, we may not be able to sell these securities on the planned reset date, which would lengthen our holding period. As of December 31, 2007 there were $1,275,000 auction rate securities outstanding.

          We believe that our existing sources of liquidity and anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements for at least the next twelve months.

          Cash flow from operating activities

          For the year ended December 31, 2007, we had negative cash flow from operations of $1.3 million, primarily due to our losses, partially offset by decrease in receivables and inventories. For the year ended December 31, 2006, we had positive cash flow from operations of $0.8 million, primarily due to an increase in our net income and payables, partially offset by increase in receivables and particularly by a $16.5 million increase in inventories.

          Cash flow from investing activities

          Cash flow used in investing activities in 2007 was $3.7 million, primarily due to capital expenditures of $3.2 million.

          Cash flow used in investing activities in 2006 was $1.7 million, primarily due to capital expenditures of $1.6 million.

          Most of the capital expenditures in 2007 were for the purpose of expanding our facilities in Israel and China.

          Cash flow from financing activities

          Cash flow provided by financing activity in 2007 was $0.03 million, due to exercise of share options.

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

          On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiating Enterprise”, such provisions generally require that at least 25% of the Beneficiating Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

          In addition, the Amendment provides that terms and benefits included in any certificate of approval issued prior to December 31, 2004 will remain subject to the provisions of the Investment Law as they were on the date of such prior approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiating Enterprise, will subject us to taxes upon distribution or liquidation.

          We have been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2014 (“Programs”).

          Out of our retained earnings as of December 31, 2007 approximately $19.4 million were tax-exempt earnings attributable to our Approved Enterprise and approximately $2.8 million are tax-exempt earnings attributable to our Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprise cannot be distributed to shareholders without subjecting us to taxes. If these retained tax-exempt profits are distributed, we would be taxed at the reduced corporate tax rate applicable to such profits. According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution. As of December 31, 2007, if the income attributed to the Approved Enterprise were distributed as dividend, we would incur a tax liability of approximately $4.9 million. If income attributed to the Beneficiating Enterprise were distributed as dividend or upon liquidation, we would incur a tax liability in the amount of approximately $0.7 million. These amounts will be recorded as an income tax expense in the period in which we declare the dividend.

          We intend to indefinitely reinvest the amount of our tax-exempt income and not distribute any amounts of our undistributed tax-exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to our Approved and Beneficiating Enterprise Programs as the undistributed tax exempt income is essentially permanent in duration.

          The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the law and the regulations published thereunder as well as the criteria set forth in the approval for the specific investments in Approved Enterprises. In the event of failure to meet such requirements in the future, income attributable to our Programs could be subject to the statutory Israeli corporate tax rates and we could be required to refund a portion of the tax benefits already received, with respect to such Program. Our management believes that we have met the aforementioned conditions.

Disclosure About Market Risk

          The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars. The prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant revaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive, which was the case in Europe in 2007. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, as experienced in 2007, will increase our costs expressed in NIS and have an effect on our net income.

          An increasing portion of our expenses is incurred in the People’s Republic of China. While the value of the Yuan has generally been stable in recent years, we are now facing appreciation of the Yuan against the dollar, which may adversely affect our results of operations in dollar terms.

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

          Our product development efforts over the past couple of years have resulted in the introduction of several new AOI systems, including new models in the Dragon, Orion, Pegasus and Falcon product lines, as well as new product lines – Planet and Mustang.

          Our research and development efforts are primarily focused on:

•	increasing the throughput of our AOI systems;

•	improving our defect detection capabilities; and

•	reducing the number of false alarms, while

•	simplifying operation and reducing the level of user expertise required to realize the benefits of our systems.

          In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

          As of December 31, 2007, we had 86 employees engaged in research and development, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $8.5 million, $11.8 million and $12.1 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing 13.5%, 11.8% and 17% of total revenues for the years then ended.

          We will continue to devote our research and development resources to maintaining and extending our technology leadership position. In 2008 we expect to introduce new products and capabilities for all of our target markets.

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

          We have one hundred and two (102) patents pending in Israel and worldwide (Patent Cooperation Treaty organization or PCT, China, Japan, Taiwan, Korea, Singapore, USA, Canada, Europe), eighteen (18) US Provisional patent applications and thirteen (13) issued patents – one (1) in Europe, two (2) in Taiwan, six (6) in the United States and four (4) in Israel. These patents relate to our proprietary technology and know-how developed for AOI products in the PCB and semiconductor industries.

D.      Trend Information.

          During 2001, 2002 and early 2003, competition in the PCB and IC substrate industries intensified due to the low demand for AOI systems, resulting from the general economic downturn during that time. The demand increased again during 2004. We also experienced a capacity correction of the demand for our AOI products in the first quarter of 2005, due to seasonal adjustment of the markets, as well as a decrease in the PCB business, mainly in the Chinese market, but in the next quarters of 2005 the trend changed again, and the demand for AOI systems increased. In the first three quarters of 2006 we continued to experience steady demand for our AOI systems in the PCB industry, in which we maintained our position, while in the fourth quarter of 2006 and first quarter of 2007 we experienced a decline in customer demand for our systems in this industry. In the second quarter of 2007 we faced improved demand to our systems, with a peak in the third quarter of 2007. Nevertheless, the fourth quarter of 2007 was weaker, while in the first quarter of 2008 we experienced a further decline in customers’ demand for our systems in this industry.

          In 2007, as was the case in the previous two years, the majority of sales of our AOI systems were to manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. We expect that this trend toward the manufacturing of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future, though at a lower rate of increase.

Revenues from sales of Falcon systems grew sequentially from their start in the second quarter of 2004 until the second quarter of 2006. In the second half of 2006 the semiconductor industry entered the downward phase of its cycle, driven by over-capacity and price erosion of IC devices. As a result, Falcon sales declined gradually until the second quarter of 2007, totaling $20 million in 2007, compared to nearly $40 million in 2006.

E.      Off-Balance Sheet Arrangements.

We do not have any arrangements or relationships with entities that are not consolidated into our financial statements and are reasonably likely to materially affect our liquidity or the availability of our capital resources.

However, we have entered into various non-cancelable operating lease agreements, principally for office space and vehicles.

As of December 31, 2007, minimum future rental payments under such non-cancelable operating leases were approximately $3.5 million.

F.      Contractual Obligations and Other Commercial Commitments.

As of December 31, 2007, we had contractual obligations and commercial commitments of:

	Payment Due in

Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years

	(in thousands)
Operating lease obligations (1)	1,493	726	767	-	-
Other long-term obligations (2)	2,032	931	1,048	53	-

Total	$3,525	$657	$1,815	$53	$-

(1)	In May 2004, we entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2007, the minimum future rental payments were approximately $1,493.

(2)	Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2007, minimum future rental payments under these leases amounted to $2,032.

Item 6.	Directors, Senior Management and Key Employees.

A.	Directors and Senior Management.

          The following table sets forth information with respect to our directors and executive officers as of the date of this annual report. The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title

Rafi Amit	59	Chairman of the Board of Directors and Chief Executive Officer
Yotam Stern	55	Executive Vice President, Business & Strategy and Director
Gabriela Heller*	43	Director
Rafi Koriat*	61	Director
Eran Bendoly	43	Director

Ronit Dulberg	43	Vice President – Chief Financial Officer
Miri Saar	50	Vice President – Human Resources
Amir Gilead	57	Vice President, Semiconductor and Packaging Division
Moshe Grencel	54	Vice President, Operations
Yuval Agami	51	Vice President, Printed Circuit Board and IC substrate Division
Michael Lev	54	Vice President, Intellectual Property
Roni Flieswasser	47	Chief Technology Officer and President of Camtek Europe
Roy Porat	41	GM Camtek Ltd. and President of Camtek USA
Aharon Sela	55	President of Camtek Hong Kong

*Outside directors (as such term is defined under Israeli Companies Law)

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

          Gabriela Heller has served on our Board of Directors since September 2006. Ms. Heller has an extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer & Gabbay - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE. Ms. Heller is currently serving also on the Board of Directors of Kerur Holdings Ltd, traded on TASE. From 2004 until 2007 she served on the board of directors of Electra Consumer Products Ltd., from 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech Ltd., and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

          Rafi Koriat has served on our Board of Directors since September 2006. Mr. Koriat has extensive experience as Chief Executive Officer (“CEO”) and Board member in the fields of semiconductor assembly and processing equipment, optical network components and related emerging fields. Prior to his present position as founder and CEO of Korel Business Ltd., which specializes in strategic positioning and guiding high tech companies and management, Mr. Koriat was CEO of Lambda Crossing engaged in the manufacturing of optical components for networks (2001-2006) and Founder and CEO of Steag CVD Systems (1992-2001). Previously, he worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. in the United States and Israel as Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium and OptiPac Consortium (optical communication networks), under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion Israel Institute of Technology, an M.Sc. from Drexel University in Philadelphia, Pennsylvania and completed an Executive Management Program at Stanford University.

          Eran Bendoly has served on our Board of Directors since November 2000. Currently Mr. Bendoly serves as the Chief Financial Officer of Personeta Inc., a leading developer of converged service creation and application solutions. From 2003 to 2006, Mr. Bendoly served as the Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. from Hebrew University of Jerusalem and an M.B.A. from KU Leuven University of Belgium.

          Ronit Dulberg has been employed by us since March 2006 as our Chief Financial Officer. Previously, Mrs. Dulberg served as Vice President of Finance for Creo IL, an Israeli subsidiary of Creo International. from 2000 to 2004 and prior to that she served in other senior positions in several high-tech companies in Israel. Mrs. Dulberg has a B.A in Economics and Accounting from Haifa University - Israel and an LLM from Bar-Ilan University in Israel. Mrs. Dulberg is a registered CPA in Israel, she has also completed two Executive Management Programs of the Technion - Israel Institute of Technology and Stanford University.

          Miri Saar has been employed by us since March 2005 as Vice President Human Resources. Previously, Ms. Saar served as HR Manager for Conexant Systems Israel from 2001 to 2005, prior to which she served in other senior positions in several high-tech companies in Israel. Ms Saar has a BA in English and Applied Linguistics from Tel-Aviv University, Israel, and is also a registered mediator at the Ministry of Justice.

          Amir Gilead has been employed by us since March 2000, and since November 2001, has served as our Vice President, Semiconductor and Packaging Division. From 1999 until March 2000, Mr. Gilead served as President and Chief Executive Officer of Advanced Automation International Inc., a startup in the semiconductor equipment manufacturing industry. From 1990 until 1999, Mr. Gilead held various executive positions with Kulicke & Soffa, a semiconductor equipment manufacturer. Mr. Gilead has a B.Sc. and a M.Sc. in electrical engineering from Technion - Israel Institute of Technology.

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

          Yuval Agami had been employed by us during 1998-1999 as Marketing Director and Asia-Pacific Managing Director, and again since 2005, initially as Marketing Manager and since March 2008, as our Vice President, Printed Circuit Board and IC substrate Division.

Before joining Camtek, Mr. Agami served in various sales and marketing executive positions in several high-tech companies in Israel and the United States. Mr. Agami holds a B.Sc. in Computer Engineering from Technion - Israel Institute of Technology.

          Michael Lev has been employed by us since 1994 and serves as our Vice President, Intellectual Property, since April 2007. From 1994 until April 2007 Mr. Lev held various positions with the Company, in the printed circuit board and semiconductor manufacturing and packing areas. Mr. Lev has a M.Sc. in Electrical Communication from Azerbaijan Polytechnic Institute.

          Roni Flieswasser established our European branch in September 1995, prior to the establishment of Camtek Europe NV. Prior to joining Camtek, Mr. Flieswasser worked with AOI systems at Orbotech, and was a partner for four years in a software company specializing in business applications.

          Roy Porat serves as GM Camtek Ltd. and President of our U.S. subsidiary, Camtek USA Inc., since March 2008. Previously, he has served as President of Camtek Hong Kong since September 2003. From 2001 until September 2003, Mr. Porat served as President of Camtek USA, Inc. From 1999 to 2000, Mr. Porat served as the Chief Executive Officer of Aeronautics Ltd. From 1994 to 1999, Mr. Porat served in various executive positions at our affiliate, PCB Technologies. Mr. Porat has a B.Sc. in Industrial Engineering from Technion - Israel Institute of Technology.

          Aharon Sela serves as President of Camtek Hong Kong since March 2008. Previously, from 2004 until March 2008, he served as V.P. Sales of the MEP Division at Camtek Europe and Camtek Hong Kong. From 2002 until 2004 Mr. Sela served as Manager of Camtek Japan and previously he served as Executive V.P. Sales and Marketing at Inspectech Ltd. (which was merged with Camtek in 2001). Mr. Sela holds a B.Sc. in Electrical Engineering from Technion - Israel Institute of Technology.

B.	Compensation.

Compensation of Executive Officers and Directors

          The aggregate remuneration paid by us in the year ended December 31, 2007 to all the persons listed in Section A above (Directors and Senior Management), was approximately $2,483,000, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the reimbursement of their expenses. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

          Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving a one-year term, which expires at our 2008 annual general meeting of shareholders. Each of our outside directors, Messrs. Gabriela Heller and Rafi Koriat, is serving a three-year term in accordance with the Israeli Companies Law, which will expire at our annual general meeting of shareholders to be held in 2009.

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

          Each of our outside directors serves a three-year term, and may be re-elected to serve in this capacity for one additional term of up to three years, and afterwards, as the Company is a dual listed company, may be re-elected for additional terms of up to three years each, provided that prior to their election by a majority of the shares present and voting at the shareholders meeting, such election is approved by the Company’s Audit Committee and Board of Directors, on terms referred to in relevant regulations. An outside director can be removed from office only by either the same percentage of shareholders that may elect him, or by a court order. In either case, an outside director may be removed only if the outside director ceases to meet the statutory qualifications for serving as an outside director or breaches his fiduciary duty. The court may also remove an outside director from office if he or she is unable to perform his or her duties on a regular basis. If at the time an outside director is appointed by the shareholders, all other directors are of the same gender, the outside director to be appointed shall be of the other gender.

          Neither we nor our subsidiaries may, prior to the lapse of two years after the termination of membership on our board of any of our outside directors, employ such former outside director, engage him or her to serve as an executive officer or director for us or retain his or her professional services.

          Ms. Gabriela Heller and Mr. Rafi Koriat currently serve as our outside directors.

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Market, or Nasdaq, require foreign private issuers, such as us, to comply with various corporate governance practices. Nevertheless, the Company has decided to opt-out of certain of these practices and follows its home country practice pursuant to Nasdaq Rule 4350(a), as disclosed in Item 9C (Markets).

          In addition, Nasdaq has adopted amendments to its requirements for companies that are listed on Nasdaq. We believe that we are currently in compliance with, and we intend to take all actions necessary for us to maintain compliance with, the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the Securities and Exchange Commission and the listing standards of Nasdaq.

          Under the Nasdaq listing requirements, we are required to have a majority of independent directors on our Board of Directors. Ms. Gabriela Heller and Messrs. Rafi Koriat and Eran Bendoly all qualify as our independent directors under Nasdaq rules.

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

Audit Committee. The Audit Committee oversees and approves the retention, performance and compensation of our independent registered public accounting firm and establishes and oversees the implementation of procedures concerning our systems of internal accounting and auditing control. The Audit Committee is also responsible for identifying deficiencies in the management of our business and proposing solutions for any such deficiencies, and, in accordance with the Israeli Companies Law and the Sarbanes-Oxley Act, approving certain acts and transactions that involve conflicts of interest or that involve interested parties. The members of our Audit Committee are Ms. Gabriela Heller and Messrs. Eran Bendoly and Rafi Koriat, all of whom are independent directors in accordance with Nasdaq listing requirements. Mr. Bendoly and Ms. Heller qualify as financial experts for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements, and Ms. Heller and Mr. Koriat qualify as outside directors under Israeli Companies Law.

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

Duties of Office Holders and Controlling Shareholders and Approval of Transactions under Israeli Law

Office Holders

          The Israeli Companies Law codifies the duty of care and the fiduciary duties that office holders have towards the company. An office holder’s duty of care includes the duty to act as a “reasonable” office holder would have acted in the same position and under the same circumstances. An office holder’s fiduciary duty requires the office holder to act in good faith and for the good of the company, which includes:

•	avoiding conflicts of interest between the office holder’s position with the company and his personal affairs;

•	avoiding any competition with the company;

•	avoiding the exploitation of the company’s business opportunities for personal gain; and

•	revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position.

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

D.	Employees.

Employees

          The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,

	2005	2006	2007

Executive management	8	11	10
Research and development	99	119	86
Sales support	117	143	140
Sales and marketing	69	94	75
Administration	46	62	53
Operations	65	105	92
Total	404	534	456

          The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,

	2005	2006	2007

China (including Hong Kong)	97	125	128
Taiwan	39	44	38
Japan	8	18	14
Other Asia	18	30	23
Europe	11	12	15
North America	19	25	20
Israel	210	280	218
Total	402	534	456

          In light of the revenues reduction in 2007 we adjusted our cost structure. As a result, the number of employees decreased during 2007 by 14% from 534 to 456 employees, from which 218 employees are working in Israel and the rest are working in our subsidiaries worldwide.

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

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 30,138,215 ordinary shares outstanding as of June 25, 2008.

	Beneficial Ownership
	Number of Ordinary Shares(1)	Percentage

Rafi Amit(2)	18,657,290	61.9%
Yotam Stern(3)	18,717,230	62.1%

Directors and executive officers as a group (13 persons)(4)	18,924,430	62.8%

(1)

Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this annual report, the total number of options held by the persons included in the above table, that are currently exercisable or exercisable within 60 days of the date hereof, is 279,940.

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

(4)	Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 343,960 of our ordinary shares.

Restricted Share Unit and Option Plans

General. We currently maintain one restricted share unit plan and five share option plans. The purpose of our restricted share unit and option plans is to afford an incentive to our officers, directors, employees and consultants and those of our subsidiaries, to acquire a proprietary interest in us, to increase their efforts on our behalf and to promote the success of our business.

Restricted Share Unit Plan. In August 2007, the Company approved the 2007 Restricted Share Unit Plan (the “RSU Plan”), for the grant of restricted share units, each of which imparts the right to an ordinary share of the Company, to selected employees, officers, directors and consultants of the Company. The RSU Plan is being administrated by our Board of Directors

The total number of RSUs to be granted pursuant to the RSU Plan is 180,000, out of which 158,000 have been granted as of the date of this annual report.

Under the RSU Plan, RSUs are granted for no consideration and the exercise price for each grantee is no more than the underlying share’s nominal value, unless otherwise determined by the Board. The RSUs vest according to a four-year vesting schedule, with 25% of the shares vest on the first anniversary of the date of grant and the remaining vesting on a quarterly basis.

We will file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under the RSU Plan. Ordinary shares issued pursuant to the RSU Plan are eligible for resale in the public market.

Option Plans.

General. As of December 31, 2007, there were 807,841 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $2.78, exercisable at various dates through July 2015. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

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

Options Granted During 2006. During 2006 we granted 60,000 options to employees at a weighted average exercise price of $5.19, a price that reflected the price of the share in the market at the grant date. These options are subject to the terms of the 2003 Share Option Plan.

Options Granted During 2007. During 2007 we granted 45,000 options to employees at a weighted average exercise price of $4.32, a price that reflected the price of the share in the market at the grant date. These options are subject to the terms of the 2003 Share Option Plan.

          We have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under all of our option plans. Ordinary shares issued pursuant to these share option plans are eligible for resale in the public market, subject to restrictions on resales by affiliates.

          As of December 31, 2007, there were options exercisable and vested for 670,841 ordinary shares (out of the total outstanding options of 807,841) at a weighted average exercise price of $2.56 per share, and unvested options exercisable for 137,000 ordinary shares at a weighted average exercise price of $3.84.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

          The following table provides information regarding the beneficial ownership of our ordinary shares as of June 25, 2008, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 30,133,715 ordinary shares outstanding as of June 25, 2008.

	Beneficial Ownership

	Number of Ordinary Shares*	Percentage

Priortech Ltd.	18,605,230	61.7%

* A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel. As of June 25, 2008, there were a total of 9 holders of record of our issued and outstanding ordinary shares, of which 7 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 40.9% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech and its Affiliates

          From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $597,000, $3,244,000 and $1,876,000 in 2005, 2006 and 2007, respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms is comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $1,000, $240,000 and $27,000 in 2005, 2006 and 2007, respectively. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and us bear interest at 5.5%. As of December 31, 2007, the remaining balance we owed to Priortech and its affiliates under transactions made in the ordinary course of business with them was $615,000 and as of March 31, 2008 this balance stood at $574,000. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

          Mr. Rafi Amit works on a full time basis for us and therefore receives a full time salary, while Mr. Yotam Stern receives from us 60% of a full time salary. Mr. Stern is compensated directly by each of the Priortech entities for which he works. Mr. Rafi Amit also serves as the Chairman of Priortech, and Mr. Yotam Stern also serves as the Chief Executive Officer and as a director of Priortech.

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

Legal Proceedings

          On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue dealt with by the court is the validity of the asserted patent, which expired in February 2008. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims. We further believe, based on the opinion of our legal advisors, that any liability arising from this law suit is not probable.

          On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor’s opinion, that Camtek allegedly infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. Following the grant of the provisional remedy by the District Court, the Company filed a motion for leave to appeal (permission from the Israel Supreme Court to appeal the District Court’s decision to grant a provisional remedy). The Supreme Court rejected our request since the provisional remedy was granted on the basis of prime facie evidence only. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. The particular illumination block was at the time of the preliminary ruling still in a development stage. The Company’s temporary inability to manufacture and sell the specific illumination block, does not affect its ability to manufacture and sell products incorporating other illumination blocks; the Company manufactures its products with several other illumination blocks. In February 2007 the patent referring to the specific illumination block expired. Among others, the Company has filed two motions for the lawsuit to be dismissed, both still pending. We believe that we have good defenses in the infringement aspect of the claim. The Company’s estimate, based on the opinion of its legal advisors, is that any liability arising from this law suit is not probable. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech. As noted above, this litigation is still in an early stage and the Company’s defenses will be presented before the court within the next couple of months.

          On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota by one of the Company’s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. together with August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. The Company has filed an answer and counterclaims alleging, inter-alia, non-infringement, invalidity and unenforceability of the patent. Fact and expert discovery have been completed. On February 2008 the Company filed a motion for summary judgment of invalidity of the asserted patent. A hearing on Camtek’s motion for summary judgment was held on April 25th, 2008. The Court took the motion under advisement and will issue an order in due course. We believe that we have substantial defenses to August’s allegations, and estimate, based on the opinion of our legal advisors, that any liability arising from August’s allegations is not probable.

          We cannot assure you that we will be successful in our defense against the claims.

          On July 2005, the Company, together with our parent company, Priortech Ltd., filed a lawsuit in Israel against our competitor, Orbotech, in the sum of $4.1 million, in respect of damages incurred by it due to a claim and a motion for injunction filed against the Company by Orbotech in May 2004, in the District Court in Nazareth, and the court’s decision in the motion thereof. The Company believes that Orbotech’s claim and motion against it were not filed in good faith, but in order to thwart Camtek’s secondary public offering that was scheduled few days after the submission of Orbotech’s claim and motion and was supposed to infuse the Company and Priortech Ltd. approximately $40 million. Discovery phase has not been completed yet. Trial is scheduled to continue on or around November 2008.

          We are not a party to any other material legal proceedings.

          However, On March 7, 2008, a purported class action complaint (the “Class Action Complaint”), Yuval Lapiner v. Camtek, Ltd. et al., Case No. 08-01327-MMC, was filed in the United States District Court for the Northern District of California on behalf of purchasers of our common stock between November 22, 2005 and December 20, 2006. The Class Action Complaint names the Company and certain of our directors and officers as defendants. It alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. At this preliminary stage, before the Company has submitted its response, we do not believe that the Class Action Complaint has merit and intend to defend ourselves vigorously.

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

          The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

			Nasdaq
	TASE (1)
	High	Low	High	Low

Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2003:			3.64	0.29
Fiscal Year Ended December 31, 2004:			7.80	3.10
Fiscal year ended December 31, 2005:	4.42	4.21	4.70	2.56
2006:
First Quarter	5.57	4.32	5.49	4.34
Second Quarter	7.96	4.57	8.40	4.75
Third Quarter	6.90	5.79	6.82	5.68
Fourth Quarter	6.86	4.07	6.95	4.08
Fiscal Year Ended December 31, 2006:	7.96	4.07	8.40	4.08
2007:
First Quarter	4.57	3.84	4.65	3.76
Second Quarter	3.99	2.91	4.01	2.94
Third Quarter	3.86	2.97	3.89	2.76
Fourth Quarter	3.09	1.69	3.10	1.70
Fiscal Year Ended December 31, 2007:	4.57	1.69	4.65	1.70
First Quarter 2008:	1.84	1.03	1.81	1.01
Second Quarter 2008 through June 25, 2008	1.53	1.07	1.49	1.09
Monthly Market Prices for the Most Recent Six Months:
December 2007	2.50	1.69	2.50	1.70
January 2008	1.84	1.42	1.81	1.37
February 2008	1.63	1.39	1.56	1.34
March 2008	1.53	1.03	1.59	1.01
April 2008	1.35	1.22	1.38	1.15
May 2008	1.53	1.20	1.49	1.17
June 1 until June 25, 2008	1.33	1.07	1.39	1.09

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

          Pursuant to Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we are relying on our home country practice in lieu of the requirements set out in Rule 4350(l) that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency. Our procedures regarding the issuance of stock certificates comply with Israeli law and practice.

          The Company has also decided to opt out of the shareholder approval requirements regarding stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 4350(i)(1)(A). The Company has complied with the relevant preconditions for the purpose of opting out of shareholder approval, including by certification to Nasdaq by Israeli counsel that the Company’s approval practices are not prohibited by Israeli law. Thus, as required under Israeli Companies Law, special shareholder voting procedures were followed for the approval of compensation of office holders or employees who are controlling shareholders or any relative thereof.

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

General

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 30,133,715 ordinary shares are outstanding and fully-paid. Under the Agreement with FIMI as described in Item 4.A., we undertook to issue to FIMI ordinary shares in the event of conversion of the $5 million debentures or any part thereof in accordance with the terms of this agreement. Conversion of the loan, in a whole or in part, is at the lender’s option on any given business day after the closing date (August 23rd, 2005). Conversion price is $5.50 per share, however, in the event that the average closing price of the company’s shares as reported on Nasdaq for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00. As of December 31, 2007, the conversion price per one ordinary share is $3.19. As of the date of this Annual Report, no ordinary shares were issued to FIMI as no conversion of the $5 million debentures or any part thereof has been made in accordance with the terms of this agreement.

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

          In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984, may not be sold or transferred to third parties without the prior approval of a governmental committee. Approval for the sale or transfer of technology may be granted only if the recipient undertakes to abide by all of the provisions of the Law for the Encouragement of Industrial and Research Development and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that might be increased. These requirements could inhibit the acquisition of us by others. However, an amendment to the Law for the Encouragement of Industrial Research and Development enables the transfer of know-how outside of Israel, and the manufacture outside of Israel, under very limited and specific conditions, including additional payment of certain amounts.

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

None.

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

U.S. Federal Income Tax Considerations

          Subject to the limitations described herein, this discussion summarizes material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders who have elected mark-to-market accounting, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions or financial services entities, grantor trusts, real estate investment trusts, regulated investment companies, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

          You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

          Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” the amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

          Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

          Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability for non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld if such U.S. holders itemize their deductions for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

          The discussion above is subject to the discussion below entitled “Tax Consequences if we are a Passive Foreign Investment Company”.

Taxation of the Disposition of Ordinary Shares

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2010. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences if we are a Passive Foreign Investment Company

          For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

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

•

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regulatory traded” on the NASDAQ Global Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

•

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our ordinary shares prior to the distribution year or (2) gain from the disposition of our ordinary shares.

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC, its gross income as ordinary income for that year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year as ordinary income under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent, is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.

          Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2007. We currently expect that we will not be a PFIC in 2008. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2008 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

          U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders of Ordinary Shares

          Except as described below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of ordinary shares will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

          A U.S. holder (except for certain exempt recipients, such as corporations) generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividends paid in the United States on, and the receipt of the proceeds from the disposition of, the ordinary shares. A U.S. holder of our ordinary shares who does not provide a correct tax payer identification number may be subject to penalties imposed by the I.R.S. Backup withholding will not apply if a U.S. holder provides a correct tax payer identification number certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders generally will not be subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the distribution of, our ordinary shares provided the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

ISRAELI TAXATION

          The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. We recommend that you consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

General Corporate Tax Structure

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to investments in “approved enterprise”, as described below) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

          However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See “–Law for the Encouragement of Capital Investments, 1959.”

Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, or the “Inflationary Adjustments Law,” was intended to neutralize the erosion of capital investments and to prevent tax benefits resulting from deduction of inflationary expenses. This law applied a supplementary set of inflationary adjustments to the normal taxable profits and losses computed under the regular cost principles.

          On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

          Further, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date.

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

          The Company has been granted the status of Approved Enterprise, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2014 (“Programs”).

          Out of the Company’s retained earnings as of December 31, 2006, approximately $19.4 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $2.8 million are tax-exempt earnings attributable to its Beneficiating Enterprise program. The tax-exempt income attributable to the Approved and Beneficiating Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% according to the implementation of the Investment Law; effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2006, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4.9 million. If income attributed to the Beneficiating Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $ 0.7 million.

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

Net Operating Loss Carryover

As of December 31, 2007, we had a net operating loss, or NOL, of $7.8 million carryforward for Israeli tax purposes. In addition, we had a net operating tax loss from Approved enterprise and Beneficiating enterprise which will be available for offset versus income derived from these enterprises only in the amount of $14.9 million.

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

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

          Subject to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of the ordinary shares by a person who qualifies as a resident of the United States and who is entitled to claim the benefits afforded to that resident, which is called a Treaty U.S. Resident, generally will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; (ii) the U.S. resident is present in Israel for a total of 183 days or more during the tax years; or (iii) the capital gains from such sale can be allocated to a permanent establishment in Israel. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident should be permitted to claim credit for these taxes against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the complex limitations set in U.S. laws applicable to foreign tax credits.

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

Interest Rate Risk

          Until recently, we were engaged in hedging, in order to manage risks relating to foreign currency exchange rate or interest rate fluctuations. As of December 31, 2007, we had no outstanding derivative financial instruments of any kind. Our non-NIS denominated loans bear interest based on the LIBOR, and our NIS denominated loans are based on the Israeli prime interest rate. From time to time, we use short-term loans. As of December 31, 2007, we had no short-term loans except for current maturity of convertible loan in the sum of $1.67 million.

          Most of our investments are comprised of short-term bank deposits, which bear fixed interest rates. In addition, we are invested in corporate debt and option rate securities.

          Foreign Currency Rate Fluctuations

          The currency of the primary economic environment in which our operations are conducted is the dollar, as most of our revenues are derived in dollars, and the prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Also, most of our marketing expenses are denominated in dollars or are dollar linked, and our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant revaluation in the local currency as compared to the dollar, which was the case in Europe in 2006 and 2007, the prices of our products will decrease relative to that local currency and may be more competitive. The opposite effect occurs when the dollar increases in value in comparison to these currencies, which was the case in 2005. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued appreciation of the NIS in relation to the dollar, as experienced in the last couple of months, will increase our costs expressed in NIS and have an effect on our net income.

          An increasing portion of our payroll expenses is incurred in the People’s Republic of China. The Chinese currency is currently linked to the dollar. The Chinese government has been under increasing international pressure to permit the Yuan to enter a full or limited free float. Should this linkage be discontinued by the Chinese government, and if the Chinese currency rises in value in relation to the dollar, our results of operations, in dollar terms, would be adversely affected.

          In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

          Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2007, we had net liabilities of approximately $6.5 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $65,000 or income for the same amount in case of increase or decrease in rates, respectively.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15T.	Controls and Procedures

a. Disclosure Controls and Procedures

          We have established disclosure controls and procedures to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

          Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

b. Management’s Annual Report on Internal Control over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline. Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2007, and concluded that such internal control over financial reporting is effective.

          This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit us to provide only management’s report in this annual report.

c. Changes In Internal Control Over Financial Reporting

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

          On May 3, 2004, we adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. The Code of Ethics has recently been updated and signed by all of our directors, officers and employees.

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

          The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2006 and 2007:

Fee Category	For Services Rendered during 2006	For Services Rendered during 2007

Audit Fees	$123,000	$180,000

Audit Fees: Consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit related fees, tax fees and all other fees were rendered by Goldstein Sabo Tevet, an unaffiliated firm.

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

Our consolidated financial statements and report of independent registered public accounting firm in connection therewith, as appear below, are hereby incorporated into this annual report.

CAMTEK LTD.
and its subsidiaries

Consolidated Financial Statements
As of and for the year
ended December 31, 2007

CAMTEK LTD. and its subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2Q to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standard No. 123R – “Share Based Payment”.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel

June 30, 2008

F – 2

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	December 31,

	2007	2006

	U.S. Dollars (In thousands)

Assets

Current assets
Cash and cash equivalents	18,601	23,358
Marketable securities (Note 3)	1,395	2,099
Accounts receivable, net (Note 11B,C)	23,500	29,434
Inventories (Note 4)	34,243	41,414
Due from affiliates	251	180
Other current assets (Note 5)	2,616	2,372
Deferred tax asset (Note 17)	124	65

Total current assets	80,730	98,922

Fixed assets (Note 6)
Cost	21,632	15,927
Less - Accumulated depreciation	6,307	5,198

Fixed assets, net	15,325	10,729

Marketable securities (Note 3)	1,075	-
Deferred tax asset (Note 17)	612	584
Other assets, net (Note 7)	723	571

	2,410	1,155

Total assets	98,465	110,806

Liabilities and shareholder’s equity

Current liabilities
Accounts payable –trade	7,960	11,801
Due to affiliates	866	814
Convertible loan – current portion	1,667	-
Other current liabilities (Note 8)	11,465	12,831

Total current liabilities	21,958	25,446

Long term liabilities
Convertible loan (Note 9), net of current portion	3,333	5,000
Liability for employee severance benefits (Note 10)	268	222

Total liabilities	25,559	30,668

Commitments and contingencies (Note 11)

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,145,334 in 2007 and 31,052,474 in 2006, outstanding 30,133,715 in 2007 and 30,040,855 in 2006	132	132
Additional paid-in capital	59,878	59,420
Accumulated other comprehensive loss	-	(1)
Retained earnings	13,889	21,580

	73,899	81,131
Treasury stock, at cost (1,011,619 shares in 2007 and 2006)	(993)	(993)

Total shareholders’ equity	72,906	80,138

Total liabilities and shareholders’ equity	98,465	110,806

See accompanying notes to consolidated financial statements

F – 3

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,

	2007	2006	2005

	U.S. Dollars (In thousands, except per share data)

Revenues:
Sales of products	59,654	92,470	56,987
Service fees	11,315	7,585	6,045

Total revenues (Note 15)	70,969	100,055	63,032

Cost of revenues:
Cost of products sold	32,769	42,600	28,262
Cost of services	9,171	5,842	4,519

Total cost of revenues	41,940	48,442	32,781

Gross profit	29,029	51,613	30,251

Research and development costs	12,111	11,831	8,469
Selling, general and administrative expenses (Note 16A)	24,119	27,850	18,760

Total operating expenses	36,230	39,681	27,229

Operating (loss) income	(7,201)	11,932	3,022

Financial expenses, net (Note 16B)	(128)	(288)	(320)

Income (loss) before income taxes	(7,329)	11,644	2,702
Income tax expense (Note 17)	(362)	(41)	-

Net income (loss)	(7,691)	11,603	2,702

Earnings (loss) per ordinary share (Note 14):

Basic	(0.25)	0.40	0.10

Diluted	(0.25)	0.39	0.10

Weighted average number of ordinary shares outstanding:

Basic	30,145	29,176	27,253

Diluted	30,145	29,553	27,586

See accompanying notes to consolidated financial statements

F – 4

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Comprehensive Income (loss)

	Year Ended December 31,

	2007	2006	2005

	U.S. Dollars (In thousands)

Net income (loss)	(7,691)	11,603	2,702

Other comprehensive income:

Realization of loss on available for sale securities, net of taxes (nil)	1	2	-

Unrealized holding loss on available for sale securities arising during the year, net of taxes (nil)	-	(1)	(2)

Comprehensive income (loss)	(7,690)	11,604	2,700

See accompanying notes to consolidated financial statements

F – 5

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Shareholders’ Equity

	Ordinary Shares NIS 0.01 par value		Number of treasury shares	Additional paid-in capital	Deferred share based compensation	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Total shareholders’ equity

		U.S. Dollars
	Shares	(In Thousands)	Shares	U.S. Dollars (In thousands)

Balances at December 31, 2004	28,085,766	125	(1,011,619)	43,732	(363)	-	7,275	(993)	49,776

Exercise of share options	9,750	-	-	15	-	-	-	-	15
Cancellation of share options	-	-	-	(15)	15	-	-	-	-
Amortization of deferred share options based compensation	-	-	-	-	127	-	-	-	127
Unrealized loss on marketable securities	-	-	-	-	-	(2)	-	-	(2)
Net income	-	-	-	-	-	-	2,702	-	2,702

Balances at December 31, 2005	28,095,516	125	(1,011,619)	43,732	(221)	(2)	9,977	(993)	52,618

Adoption of SFAS 123-R	-	-	-	(221)	221	-	-	-	-
Share issuance, net of issuance expenses*	2,525,252	6	-	14,442	-	-	-	-	14,448
Exercise of share options	431,706	1	-	701	-	-	-	-	702
Share based compensation expense	-	-	-	766	-	-	-	-	766
Realization of loss on marketable securities	-	-	-	-	-	2	-	-	2
Unrealized loss on marketable securities	-	-	-	-	-	(1)	-	-	(1)
Net income	-	-	-	-	-	-	11,603	-	11,603

Balances at December 31, 2006	31,052,474	132	(1,011,619)	59,420	-	(1)	21,580	(993)	80,138

Exercise of share options	92,860	**	-	32	-	-	-	-	32
Share based compensation expense	-	-	-	426	-	-	-	-	426
Realization of loss on marketable securities	-	-	-	-	-	1	-	-	1
Net Loss	-	-	-	-	-	-	(7,691)	-	(7,691)

Balances at December 31, 2007	31,145,334	132	(1,011,619)	59,878	-	-	13,889	(993)	72,906

*	Net of issuance expenses of $560 thousand.

**	Less than $ 1 thousand.

See accompanying notes to consolidated financial statements

F – 6

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2007	2006	2005

	U.S. Dollars (In thousands)

Cash flows from operating activities:
Net income (loss)	(7,691)	11,603	2,702
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,307	794	658
Loss (gain) on disposal of fixed assets	(40)	24	(6)
Gain from marketable securities, net	(25)	(6)	-
Deferred tax expense (benefit)	(59)	(434)	-
Share based compensation expense	426	766	127
Provision for bad debts	583	778	680

Changes in operating assets and liabilities:
Accounts receivable	5,148	(4,230)	(4,864)
Inventories	4,522	(16,472)	(50)
Due to / from affiliates	(19)	924	189
Other current assets	(273)	(229)	(724)
Accounts payable – trade	(3,841)	3,123	463
Other current liabilities	(1,366)	4,110	626
Liability for employee severance benefits	46	-	-

Net cash (used in) provided by operating activities	(1,282)	751	(199)

Cash flows from investing activities:
Purchase of marketable securities	(6,770)	(3,891)	(2,103)
Proceeds from sale of marketable securities	6,425	3,900	-
Purchase of fixed assets	(3,236)	(1,582)	(673)
Purchase of intangible assets	(169)	(114)	-
Proceeds from disposal of fixed assets	40	-	18

Net cash used in investing activities	(3,710)	(1,687)	(2,758)

Cash flows from financing activities:
Decrease in short-term bank credit	-	-	(2,335)
Net proceeds from issuance of ordinary shares	-	14,448	-
Proceeds from exercise of share options	32	702	15
Proceeds from long-term convertible loan	-	-	5,000

Net cash provided by financing activities	32	15,150	2,680

Effect of exchange rate changes on cash	203	430	(150)

Net (decrease) increase in cash and cash equivalents	(4,757)	14,644	(427)
Cash and cash equivalents at beginning of the year	23,358	8,714	9,141

Cash and cash equivalents at end of the year	18,601	23,358	8,714

See accompanying notes to consolidated financial statements

F – 7

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Cash Flows

		Year ended December 31,

		2007	2006	2005

		U.S. Dollars (In thousands)

Supplementary cash flows information:
A.	Cash paid during the year for:
	Interest	$320	422	405

	Income taxes	$308	27	216

B.	Non-cash transactions:
	Transfer of inventory to fixed assets	$2,649	-	-

See accompanying notes to consolidated financial statements.

F – 8

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 1  –  BUSINESS

Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (61.7%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of Microelectronics, Printed Circuit Boards (PCB) and Electronic packaging. Camtek’s activities are conducted in one reportable business segment.

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

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

C.	Foreign currency transactions:

The functional currency of the Company is the U.S. Dollar. Most of the revenue generated by the Company is from outside of Israel and a majority thereof is received in U.S. Dollars. In addition, materials and components purchased and marketing expenses incurred are either paid for in U.S. Dollars or in New Israeli Shekels (“NIS”) linked to changes in the U.S. Dollar/NIS exchange rate. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Transactions not denominated in U.S. Dollar are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates different from that by which they were initially recorded during the period, or reported in previous financial statements, are charged to financial income or expense.

D.	Cash equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

E.	Marketable securities

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

As of December 31, 2007 all marketable securities are designated as available-for-sale and accordingly are recorded at fair value.

F – 9

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 2  –  SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

E.	Marketable securities (cont’d)

Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

F.	Allowance for doubtful accounts

The allowance for doubtful accounts represent Management’s best estimate of the probable loss inherent in existing accounts receivable balances as a result of possible non-collection. In determining the appropriate allowance, Management bases its estimate on information available about specific debtors, including aging of the balance, assessment of the underlying security received, the history of write-offs, relationships with the customers and the overall creditworthiness of the customers.

G.	Inventories

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined by the moving – average cost method basis, or market.

Inventory write-downs are recorded for damaged, obsolete, excess and slow-moving inventory.

H.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

	Building	2%
	Machinery and equipment	10% - 33%
	Office furniture and equipment	6% - 20%
	Automobiles	15%

Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life of such improvements

I.	Intangible assets

Intangible assets, comprised of patents registration costs, are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

J.	Long-lived assets

The Company applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value.

K.	Fair values of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and amounts due to/from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices, which represent fair value. The carrying amounts of convertible loan and amounts due to or from Parent approximate fair value because the interest rates on such amounts approximate the market rate.

F – 10

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

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

Revenue under multiple element arrangements is recognized in accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by vendor objective evidence (“VOE”), accordingly, non-standard warranty, with determined VOE, is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

M.	Warranty

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

N.	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense.

O.	Research and development

Research and development costs are expensed as incurred.

F – 11

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 2  –  SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

P.	Earnings / Loss per ordinary share

Basic earnings/loss per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options.

For the year ended December 31 2007 the effect of the exercise of all outstanding share options is anti-dilutive and has not been included in computing dilutive earnings per ordinary share. For the years ended December 31, 2006 and 2005 the effect of the exercise of all outstanding share options is dilutive, and hence was included in computing diluted earning per ordinary share.

For the years ended December 31, 2007, 2006 and 2005, the effects of warrants and conversion of convertible loan are anti-dilutive, and have not been included in computing dilutive earnings/loss per ordinary share.

Q.	Stock Option Plan

Prior to January 1, 2006, the Company applied the intrinsic value method as allowed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” and provided pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied.

Effective January 1, 2006, the Company adopted FASB Statement No. 123R, “Share-Based Payment” (Statement 123R). This statement replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123) and supersedes APB No. 25. Statement 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123. For stock-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

The following table illustrates the effect on net income for the year ended December 31, 2005 as if the Company had applied the fair value recognition provisions of Statement 123. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options’ service periods with forfeitures recognized as they occurred.

F – 12

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 2  –  SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Q.	Stock Option Plan (cont’d)

2005

U.S. Dollars (In thousands)

Net income, as reported	2,702
Share-based employee compensation expense included in reported net income	127
Share-based employee compensation expense determined under the fair value based method	(560)

Pro forma net income	2,269

Earnings per share:

Basic – as reported	0.10

Basic – pro forma	0.08

Diluted – as reported	0.10

Diluted – pro forma	0.08

R.	Reclassification

Certain prior years amounts have been reclassified in conformity with the current year’s financial statements presentation.

S.	Recently Issued Accounting Standards

1.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company has evaluated the impact of this statement and believes that adoption of SFAS No. 159 prospectively on January 1, 2008 will not have a material effect on its consolidated financial statements.

2.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

F – 13

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 2  –  SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

S.	Recently Issued Accounting Standards (cont’d)

3.

In June 2007, the FASB issued EITF Issue No. 07-03 (“EITF 07-03”), Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. EITF 07-03 provides guidance on whether non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities should be accounted for as research and development costs or deferred and capitalized until the goods have been delivered or the related services have been rendered. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting EITF 07-03 on its results of operations and financial position.

4.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.

F – 14

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 3 –	MARKETABLE SECURITIES

	Interest Rate %	2007	2006

		U.S. Dollars (In thousands)

Available for sale:
Corporate debt securities	5	1,195	599
Auction rate securities	6	1,275	1,500

		2,470	2,099

The carrying amount, gross unrealized holding losses, and fair value of available-for-sale debt securities by major security type and class of security at December 31, 2007 and 2006 were as follows:

	Carrying amount	Gross unrealized Holding (losses)	Fair value

	U.S. Dollars (In thousands)

At December 31, 2007:
Available for sale:
Corporate debt securities	1,195	-	1,195
Auction rate securities	1,275	-	1,275

	2,470	-	2,470

At December 31, 2006:
Available for sale:
Corporate debt securities	600	(1)	599
Auction rate securities	1,500	-	1,500

	2,100	(1)	2,099

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2007:

	Carrying amount	Fair value

	U.S. Dollars (In thousands)

Available for sale:
First year	1,195	1,195
Due after five years through ten years	1,275	1,275

	2,470	2,470

Proceeds from the sale of investment securities available for sale were $6,425, $3,900 and nil in 2007, 2006 and 2005, respectively; gross realized gains included in other finance income in 2007, 2006 and 2005 were $25, $6 and nil, respectively.

The marketable securities are presented in:

	December 31, 2007	December 31, 2006

	U.S. Dollars (In thousands)

Current assets	1,395	2,099
Long term assets	1,075	-

	2,470	2,099

F – 15

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 4 –	INVENTORIES

	December 31,

	2007	2006

	U.S. Dollars (In thousands)

Components	14,654	17,702
Systems partially completed	3,739	5,340
Completed systems, including systems not yet purchased, at customer locations	15,850	18,372

	34,243	41,414

NOTE 5 –	OTHER CURRENT ASSETS

	December 31,

	2007	2006

	U.S. Dollars (In thousands)

Due from Government institution	1,265	689
Income tax receivables	128	54
Due from employees	146	196
Prepaid expenses	485	480
Advances to suppliers	6	519
Deposits for operating leases	202	110
Other	384	324

	2,616	2,372

NOTE 6 –	FIXED ASSETS

	December 31,

	2007	2006

	U.S. Dollars (In thousands)

Land	863	815
Building	9,695	7,998
Machinery and equipment	5,885	3,102
Office furniture and equipment	4,272	3,233
Automobiles	169	295
Leasehold improvements	748	484

	21,632	15,927
Less accumulated depreciation	6,307	5,198

	15,325	10,729

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 aggregated to $1,289, $792 and $658 thousand, respectively.

F – 16

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 7  –  OTHER ASSETS

	December 31,

	2007	2006

	U.S. Dollars (In thousands)

Deposits for operating leases	460	459
Intangible assets (A)	263	112

	723	571

A.	Patents registration costs

	December 31, 2007

	Gross carrying amount	Accumulated amortization	Intangible Assets, net	Amortization period

	U.S. Dollars (In thousands)			Years

Patents registration costs	283	20	263	10

	December 31, 2006

	Gross carrying amount	Accumulated amortization	Intangible Assets, net	Amortization period

	U.S. Dollars (In thousands)			Years

Patents registration costs	114	2	112	10

Amortization expense for the years ended December 31, 2007, 2006 and 2005 aggregated to $18, $2 and nil thousand, respectively.

As of December 31, 2007, the estimated aggregate amortization of intangible assets for the years 2008 to 2012 is $28 thousands for each of the years.

NOTE 8  –  OTHER CURRENT LIABILITIES

	December 31,

	2007	2006

	U.S. Dollars (In thousands)

Accrued compensation and related benefits	4,330	4,825
Government institutions	315	383
Income tax payables	421	460
Accrued warranty costs	934	1,057
Commissions	2,204	2,077
Advances from customers and deferred revenues	2,207	3,125
Other	1,054	904

	11,465	12,831

Changes in the product warranty obligation are as follows:

	December 31,

	2007	2006	2005

	U.S. Dollars (In thousands)

Beginning of year	1,057	1,162	1,703
Change in estimates	-	(442)	-
New warranties	1,534	2,020	2,003
Reductions	(1,657)	(1,683)	(2,544)

End of year	934	1,057	1,162

F – 17

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 9  –  CONVERTIBLE LOAN

	December 31,

	2007	2006

	U.S. Dollars (In thousands)

U.S. Dollar denominated loan	3,333	5,000

Repayment dates of convertible loan subsequent to December 31, 2008:

U.S. Dollars (In thousands)

2009	1,667
2010	1,666

U.S. Dollar denominated loan, bearing annual interest of Libor+2.1%	3,333

On August 23, 2005 (the “closing date”) the Company raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (“FIMI”). The loan is payable in three equal annual payments starting at the third anniversary of the closing date. The lenders have the right to postpone the repayments to the end of the fifth anniversary from the closing date. The loan bears annual interest of Libor + 2.1%. The interest is payable every three months. Conversion of the loan, in a whole or in part, is at the lender’s option on any given business day after the closing date.

Conversion price per one ordinary share is $5.50, however, in the event that the average closing price of the Company’s shares as reported on Nasdaq for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing date, is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00. As of December 31, 2007 the conversion price per one ordinary share is $3.19.

The Company is subject to the following main covenants:

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

4.

No further borrowings which exceed the aggregate amount of $15 million (other than the loans and credit lines which were in effect at the closing date) and no new transactions with the Company’s affiliates.

As of December 31, 2007 the Company was in compliance with the aforementioned covenants.

F – 18

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

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

2.

In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds. The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision, which amounted to $268 and $222 thousand as of December 31, 2007 and 2006, respectively.

3.	Severance pay expenses were $851, $750 and $544 thousand in 2007, 2006 and 2005, respectively.

F – 19

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 11  –  COMMITMENTS AND CONTINGENCIES (cont’d)

A.	Operating leases

The Company’s subsidiaries have entered into various nonconancelable operating lease agreements, principally for office space. In May 2007, the Company entered into a noncancelable operating lease for vehicles for a period of 36 months.

As of December 31, 2007, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars (In thousands)

2008	1,657
2009	1,182
2010	465
2011	168
Thereafter	53

3,525

Aggregate office rent expenses amounted to $730, $572 and $546 thousand in 2007, 2006 and 2005, respectively.

B.	Valuation and qualifying accounts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of period	Provision	Write-off	Balance at end of period

	U.S. Dollars (In thousands)

2005	2,236	680	(710)	2,206
2006	2,206	778	(131)	2,853
2007	2,853	583	(167)	3,269

C.	Factoring of financial assets

The Company entered into accounts receivable factoring agreements with two financial institutions (the “banks”). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities- a replacement of FASB Statement No. 125”. The Company does not expect any reimbursements to take place in the foreseeable future.

The factoring fees of the above mentioned agreements aggregate $ 52 thousands in 2007. ($ 51 thousands in 2006)

As of December 31, 2007 trade receivables amounting to approximately $ 560 thousands, were factored. (December 31, 2006 - $ 2,500 thousands).

F – 20

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 11  –  COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

D.	Litigation

1.

On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by a competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue dealt with by the court is the validity of the asserted patent, which expired in February 2008. The Company based on the opinion of its legal advisors, believes that any liability arising from the law suit is not probable. Accordingly, no provision has been recorded by the Company.

2.

On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block, seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor opinion, that the Company allegedly infringed the patent, and granted Orbotech a provisional remedy. Following the grant of the provisional remedy by the District Court, the Company filed a motion for leave to appeal. The Supreme Court rejected the Company’s request since the provisional remedy was granted on the basis of prime facie evidence only. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. The particular illumination block was at the time of the preliminary ruling still in a development stage. The Company’s temporary inability to manufacture and sell the specific illumination block, does not affect its ability to manufacture and sell products incorporating other illumination blocks; the Company manufactures its products with several other illumination blocks. In February 2007 the patent referring to the specific illumination block expired. The Company has filed two requests for the lawsuit to be dismissed. The Company based on the opinion of its legal advisors, believes that any liability arising from the law suit is not probable. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech. Accordingly, no provision has been recorded by the Company.

3.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota by one of the Company’s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. together with August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. The Company has filed an answer and counterclaims alleging, inter-alia, non-infringement, invalidity and unenforceability of the patent. The fact and expert discovery have been completed. On February 2008, the Company filled a motion for summary judgment of invalidity of the asserted patent. A Hearing on Camtek’s motion for summary judgment was held on April 25, 2008. The court took the motion under advisement and will issue an order in due course. The Company based on the opinion of its legal advisors, believes that any liability arising from the August’s allegations is not probable. Accordingly, no provision has been recorded by the Company.

	4.	See Note 19B.

F – 21

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 12  –  CONCENTRATION OF RISK

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

The Company’s marketable securities include auction rate securities and highly rated corporate bonds. The trade receivables of the Company are derived from sales to a large number of customers, mainly large industrial corporations located mainly in Asia, the United States and Europe. The Company generally does not require collateral: however, in certain circumstances, the Company may require letter of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers. The carrying amounts of financial instruments approximate fair value.

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

As of December 31, 2007, the Company has five stock option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

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

As of December 31, 2007, there were no additional shares available for the Company grant under the Plan. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

F – 22

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 13 –	SHAREHOLDERS’ EQUITY (Cont’d)

C.	Stock Option Plan (Cont’d)

	2007 Grant	2006 Grant	2005 Grant

Dividend yield	0	0	0
Expected volatility *	83%-84%	86%-87%	90%
Risk-free interest rate	5%	5%	4.2%
Expected life (years) **	6	6	6

*	Historical volatility

**	The company used the simplified method to estimate the expected life as permissible under SAB 107.

The weighted average grant date fair value of options granted during the years ended 2007, 2006 and 2005 was $3.19, $5.38 and $2.30 respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $101,128, $246,756 and $5,859 respectively. The total intrinsic value of options vested at December 31, 2007 is $63,151.

As of December 31, 2007, there was $378,143 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Share option activity during the past three years is as follows:

	Year Ended December 31,

	2007		2006		2005

	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$

Outstanding at January 1	929,964	2.46	1,315,650	2.06	1,250,000	1.98
Granted	45,000	4.32	60,000	5.19	144,000	3.00
Forfeited	(74,263)	2.78	(13,980)	2.37	(68,600)	2.59
Exercised	(92,860)	0.34	(431,706)	1.63	(9,750)	1.56

Outstanding at year end	807,841	2.78	929,964	2.46	1,315,650	2.06

Vested at year end	670,841	2.56	665,729	2.22	702,990	1.95

	Number of shares outstanding	Weighted average exercise price US$	Weighted average remaining contractual term (years)	Aggregate intrinsic Value (in US$ thousands)

Outstanding as of December 31, 2007	807,841	2.78	6.55	244,340

Vested and expected to vest at December 31, 2007	759,371	2.78	6.55	229,680

Exercisable at December 31, 2007	670,841	2.52	6.17	176,090

F – 23

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 13 –	SHAREHOLDERS’ EQUITY (Cont’d)

          The following table summarizes information about share options at December 31, 2007:

Range of exercise price US$	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price US$	Number exercisable	Weighted average exercise price US$

0.00	116,540	5.56	0.00	116,540	0.00
2.98-3.29	461,301	5.98	2.98	461,301	2.98
3.00	125,000	7.74	3.00	75,000	3.00
5.00	50,000	8.38	5.00	15,000	5.00
6.15	10,000	8.58	6.15	3,000	6.15
4.50	30,000	9.07	4.50	-	4.50
3.95	15,000	9.24	3.95	-	3.95

	807,841	6.55	2.78	670,841	2.56

          The following table summarizes information about nonvested options at December 31, 2007:

	Options	Weighted average grant- date fair value

Balance at January 1, 2007	264,235	2.87
Granted	45,000	3.19
Vested	(157,820)	2.06
Forfeited	(14,415)	3.60

Balance at December 31, 2007	137,000	3.84

D.	Restricted Share Unit Plan

In August 2007, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) pursuant to which the Company’s board of directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this plan, is limited to 180,000 authorized but unissued Shares.

The Exercise Price for each Grantee shall be as determined by the Board and specified in the applicable RSU Notice of Grant; provided, however, that unless otherwise determined by the Board (which determination shall not require shareholder approval unless so required in order to comply with Mandatory Law), the Exercise Price shall be no more than the underlying Share’s nominal value. For the removal of any doubt, the Board is authorized (without the need for shareholder approval unless so required in order to comply with Mandatory Law) to determine that the Exercise Price of an RSU is to be $0.00.

Unless otherwise determined by the Board with respect to any specific Grantee or to any specific grant, (which determination shall not require shareholder approval unless so required in order to comply with Mandatory Law) and provided accordingly in the applicable RSU Notice of Grant, the RSUs shall vest (become automatically exercised) according to the following 4-year vesting schedule:

a. Upon the completion of a full 12 (twelve) months of continuous Service – 25%.

b. Upon the lapse of each full additional 3 (three) month(s) of the Grantee’s continuous Service thereafter, until all the RSU are vested, i.e. 100% of the grant will be vested after 4 years. – 6.25%.

On December 27, 2007, 25,200 RSU were granted. The share price at the grant date was $1.88. The total compensation amounted to $47 thousands, which is being amortized over vesting period. All of the RSU’s are not yet vested. (see also note 19)

F – 24

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 13 – SHAREHOLDERS’ EQUITY (Cont’d)

D.	Restricted Share Unit Plan (cont’d)

As of the balance sheet date the number of RSU’s available for grant is 154,800.

Activity under the Restricted Share Unit Plan is as follows:

	Awards Available For grant	Number of awards outstanding	Weighted- average fair value

Balance as of January 1, 2007	-	-	$-
RSU Plan	180,000	-	-
Awards granted	(25,200)	25,200	1.88

Balance as of December 31, 2007	154,800	25,200	1.88

NOTE 14  –  EARNINGS (LOSS) PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted earnings (loss) per Ordinary Share for the years indicated:

	Year ended December 31,

	2007	2006	2005

	(In thousands)

Net income (loss) attributable to Ordinary Shares	$(7,473)	$11,603	$2,702

Weighted average number of Ordinary Shares outstanding used in basic earnings per Ordinary Share calculation	30,145	29,176	27,253

Add assumed exercise of outstanding dilutive potential Ordinary Shares	-	377	333

Weighted average number of Ordinary Shares outstanding used in diluted earnings per Ordinary Share calculation	30,145	29,553	27,586

Basic earnings (losses) per Ordinary Share	(0.25)	$0.40	$0.10

Diluted earnings (losses) per Ordinary Share	(0.25)	$0.39	$0.10

The number of options which were not considered in computing dilutive earnings (losses) per share because their impact is anti-dilutive aggregated 176,314 in 2007.

Convertible loan which is convertible to 1,567,398 and 909,091 shares in 2007 and 2006, respectively, was not considered in computing diluted earnings (losses) because of anti-dilutive impact.

F – 25

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 15  –  GEOGRAPHIC INFORMATION

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,

	2007	2006	2005

	U.S. Dollars (In thousands)

China and Hong Kong	30,187	33,713	24,665
Asia- Other	12,676	20,413	5,036
United States	3,983	15,622	11,484
Taiwan	12,935	12,895	12,258
Western Europe	8,081	9,170	6,597
Japan	2,134	6,716	2,065
Rest of the world	973	1,526	927

	70,969	100,055	63,032

NOTE 16  –  SELECTED INCOME STATEMENT DATA

A.	Selling, general and administrative expenses

		Year Ended December 31,

		2007	2006	2005

		U.S. Dollars (In thousands)

	Selling (a1)	17,309	21,000	14,559
	General and administrative	6,810	6,850	4,201

		24,119	27,850	18,760

	(a1) Including shipping and handling costs	2,173	2,626	1,890

B.	Financial expenses, net

	Year Ended December 31,

	2007	2006	2005

	U.S. Dollars (In thousands)

Interest expense	320	422	405
Interest income	(311)	(795)	(336)
Other, net	119	661	251

	128	288	320

Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $ 66, $ (435) and $(238) thousand in 2007, 2006 and 2005, respectively.

F – 26

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 17  –  INCOME TAXES

A.	Tax under various laws

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985 (the “inflationary Adjustments Law”), pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the Investment Law”)

The Company’s production facilities have been granted “Approved Enterprise” status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its Approved Enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the Approved Enterprise first generates taxable income due to the fact that the Company operates in Zone “A” in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise, which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiating Enterprise”, such provisions generally require that at least 25% of the Beneficiating Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for the tax benefits.

In addition, the Amendment provides that terms and benefits included in any approval certificate issued prior to December 31, 2004 will remain subject to the provisions of the Investment Law as they were on the date of such prior approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiating Enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2014 (“Programs”).

Out of the Company’s retained earnings as of December 31, 2007 approximately $19.4 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $ 2.8 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law; effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2007, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $4.9 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $ 0.7 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

F – 27

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 17  –  INCOME TAXES (Cont’d)

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the Investments Law”) (cont’d)

The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company’s Approved and Beneficiating Enterprise Programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the law and the regulations published thereunder as well as the criteria set forth in the approval for the specific investments in the Approved Enterprises. In the event of failure to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rates and the Company could be required to refund a portion of the tax benefits already received, with respect to such Programs. The Company’s management believes that the Company has met the aforementioned conditions.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,

	2007	2006	2005

	U.S. Dollars (In thousands)

Income (loss) before income taxes:
Israel	(9,515)	10,256	2,399
Non-Israeli	2,186	1,388	303

	(7,329)	11,644	2,702

Income tax expense (benefit):
Current:
Israel	-	-	-
Non-Israeli	394	475	-

	394	475	-

Deferred:
Israel	16	(160)	-
Non-Israeli	(48)	(274)	-

	(32)	(434)	-

	362	41	-

F – 28

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 17  –   INCOME TAXES (Cont’d)

E.	Income taxes included in the income statements:

The following is a reconciliation of the theoretical income tax expense (benefit), assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense (benefit):

	Year Ended December 31,

	2007	2006	2005

	U.S. Dollars (In thousands)

Income (loss) before income taxes	(7,329)	11,644	2,702

Statutory tax rate	29%	31%	34%

Theoretical income tax expense (benefit)	(2,125)	3,610	918

Increase (decrease) in income tax expense resulting from:

Tax benefits arising from “Approved and Beneficiating Enterprises”	-	(1,641)	(281)

Decrease in taxes resulting from utilization of carryforward tax losses and deductible temporary differences for which deferred tax benefits were not provided in previous years	(1,205)	(1,337)	(2,066)

Tax losses and deductible temporary differences for which no tax benefit has been recorded	6,931	351	371

Permanent differences and nondeductible expenses, including difference between Israeli CPI-adjusted tax returns and dollar-adjusted financial statements-net	(2,560)	(1,318)	970

Nondeductible stock-based compensation	124	237	43

Prior period adjustments	138	61	-

Other *	(941)	78	45

Actual income tax expense	362	41	-

Per share effect of the tax benefits arising from “Approved and Beneficiating Enterprises”:

Basic	$0.00	$0.06	$0.01

Diluted	$0.00	$0.06	$0.01

* Mainly due to different tax rates.

F – 29

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 17  –  INCOME TAXES (Cont’d)

F.	Income taxes included in the balance sheet

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31

	2007	2006

	U.S. Dollars (In thousands)

Current:
Provision for doubtful accounts	294	194
Accrued warranty	15	97
Unearned revenue	230	185
Net operating losses carryforwards	-	91
Accrued expenses	215	134
Other temporary differences *	538	-

Total gross current deferred tax assets	1,292	701
Valuation allowance	(1,168)	(636)

Current deferred tax asset, net of allowance	124	65

Long-term:
Net operating losses carryforwards	3,552	1,759
Severance pay	5	14
Fixed assets	(19)	(53)
Other temporary differences *	536	413

Total gross long-term deferred tax assets	4,074	2,133
Valuation allowance	(3,462)	(1,549)

Long-term deferred tax asset, net of allowance	612	584

Net deferred tax assets	736	649

* Other temporary differences mainly relate to research and development expenses.

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established to reduce deferred tax assets to their estimated realizable value. The net change in the total valuation allowance was an increase of $ 2,445 thousand for the year ended December 31, 2007 and a decrease of $ 501 thousand, and $ 1,548 thousand for the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2007, Camtek has not provided for income taxes on the undistributed earnings of approximately US$ 1,500 thousand of one of its foreign subsidiaries since these earnings are intended to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

As of December 31, 2007, the Company and its subsidiary in Israel have NOL carryforwards aggregating approximately $7,810 thousand, and NOL available for offset from Approved and Beneficiating Enterprises aggregating approximately $14,942 thousands.

As of December 31, 2007, the major foreign subsidiaries have NOL carryforwards aggregating approximately $4,842 thousand, of which approximately $2,764 thousand will expire from 2009 to 2023 and approximately $2,078 thousand can be carried forward indefinitely.

F – 30

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 17  –  INCOME TAXES (Cont’d)

G.	Reduction in corporate income tax rate in Israel

On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company’s financial statements.

H.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the 2008 Amendment”) was passed by the Knesset. According to the 2008 Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions. Further, according to the 2008 Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to future changes in the CPI subsequent to the 2007 tax year, and the balances that have been linked to the CPI through the end of the 2007 tax year will be used going forward.

I.	Accounting for uncertainty in income taxes

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

The Company adopted the provisions of FIN 48 as of January 1, 2007, and there was no effect on the financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the year ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the twelve-month period ended December 31, 2007, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong-Kong and United States of America. The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2003 while the tax returns of its principle foreign subsidiaries remain subject to examination for the tax years beginning in 1997 in Belgium, 2001 in Hong-Kong and 2004 in the United States of America.

F – 31

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 18  –  TRANSACTIONS WITH RELATED PARTIES

	Year Ended December 31,

	2007	2006	2005

	U.S. Dollars (In thousands)

Purchases from Parent and affiliates	1,876	3,244	597
Interest income (expense) from Parent	(33)	16	19
Sales to Parent and affiliates	27	240	1

Registration Rights Agreement with Parent

On March 1, 2004, the Company entered into a registration rights agreement providing for the Company to register with the SEC certain of its ordinary shares held by Parent. This registration rights agreement may be used in connection with future offerings of our ordinary shares, and includes, among others, the following terms: (a) Parent is entitled to make up to three demands that we register our ordinary shares held by Parent, subject to delay due to market conditions; (b) Parent will be entitled to participate and sell the Company’s ordinary shares in any future registration statements initiated by the Company, subject to delay due to market conditions; (c) the Company will indemnify Parent in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions other than information provided by Parent, and Parent will indemnify the Company in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions in written statements by Parent made for the purpose of their inclusion in such registration statements; and (d) the Company will pay all expenses related to registrations which the Company has initiated, except for certain underwriting discounts or commissions or legal fees, and Parent will pay all expenses related to a registration initiated at its demand in which the Company is not participating.

On December 30, 2004, the Registration Rights Agreement with Parent was amended. The amendment concerns primarily the grant of unlimited shelf registration rights thereunder to Parent with respect to its holdings in us, and the assignability of those shelf registration rights to its transferees.

Employment Agreements with the CEO and the COO

Effective January 1, 1998, the Company entered into an employment agreement with its Chief Executive Officer (“CEO”). Pursuant to his employment agreement, the CEO may dedicate up to 20% of his time to work for Parent or any of the Parent’s entities.

Also effective January 1, 1998, the Company entered into an employment agreement with its Executive Vice President, Business & Strategy (“EVP”). Pursuant to his employment agreement, the EVP may dedicate up to 40% of his time to work for Parent or any of the Parent’s entities.

The CEO works on a full time basis for the Company and therefore receives a full time salary, while the EVP receives from the Company 60% of a full time salary. The EVP is compensated directly by each of the Parent entities for which he works. The CEO also serves as the Chairman of Parent, and the EVP also serves as the Chief Executive Officer and as a director of Parent.

The CEO and EVP do not receive any additional compensation for their service as the Company’s directors.

F – 32

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements As of December 31, 2007

NOTE 19  –  SUBSEQUENT EVENTS

A.	On January 1, 2008 132,800 RSU were granted to employees.

B.

On March 7, 2008, a purported class action complaint (the “Class Action Complaint”), Yuval Lapiner v. Camtek, Ltd. et al., Case No. 08-01327-MMC, was filed in the United States District Court for the Northern District of California on behalf of purchasers of our common stock between November 22, 2005 and December 20, 2006. The Class Action Complaint names the Company and certain of our directors and officers as defendants. It alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. At this preliminary stage, before the Company has submitted its response, management does not believe that the Class Action Complaint has merit and intends to defend itself vigorously. Accordingly, no provision has been made in the financial statements in respect of this claim.

F – 33

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

4.8	2007 Restricted Share Unit Plan*

4.9

Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.10

Registration Rights Agreement, by and between the Registrant and Priortech Ltd., dated March 1, 2004 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.11

Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004. (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form F-20 File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

4.12

Convertible Loan Agreement, by and between the Registrant and FIMI Opportunity Fund, L.P., and FIMI Israel Opportunity Fund, dated August 8, 2005 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

4.13

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

8.1	Subsidiaries of the Registrant*

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International.*

15.2	Consent of Brightman Almagor & Co., a member firm of Deliotte, Touche Tohmatsu, and Goldstein Sabo Tevet *

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

               The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAMTEK LTD.

By: /s/ Rafi Amit

Name: Rafi Amit
Title: Chief Executive Officer

Date: June 30, 2008