Form 20-F
period 2008-12-31
CAMTEK LTD
filed 2009-04-08
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

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

Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha'Emek, Israel
(Address of principal executive offices)

Mira Rosenzweig, Telephone: (972) (4) 6048100, Facsimile: (972) (4) 6048300, E-mail:
mirar@camtek.co.il
Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha'Emek, Israel
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Ordinary Shares, nominal value NIS 0.01 per share
(Title of each Class)

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

29,135,108 Ordinary Shares, par value NIS 0.01 per share

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

        We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2008, 2007 and 2006, and “Selected Balance Sheet Data” as of December 31, 2008 and 2007 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2005 and 2004 and “Selected Balance Sheet Data” as of December 31, 2006, 2005 and 2004 from audited financial statements that are not included in this Annual Report.

        For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands, except per share data)

Selected Statement of Operations Data:
Revenues:
Sales of products	$62,135	$59,654	$92,470	$56,987	$63,353
Service fees	13,328	11,315	7,585	6,045	4,066
Total revenues	75,463	70,969	100,055	63,032	67,419
Cost of revenues:
Cost of products sold	37,073	32,769	42,600	28,262	28,193
Cost of services	10,542	9,171	5,842	4,519	3,168

Total cost of revenues	47,615	41,940	48,442	32,781	31,361
Gross profit	27,848	29,029	51,613	30,251	36,058

Research and development costs	12,801	12,111	11,831	8,469	7,328
Selling, general and administrative expenses	24,834	24,119	27,850	18,760	15,953
Total operating expenses	37,635	36,230	39,681	27,229	23,281
Operating (loss) income	(9,787)	(7,201)	11,932	3,022	11,655
Financial income (expenses), net	1,000	(128)	(288)	(320)	(359)

Income (loss) before income taxes	(8,787)	(7,329)	11,644	2,702	11,296
Income taxes (benefit)	(770)	(362)	(41)	-	499

Net income (loss)	$(9,557)	$(7,691)	$11,603	$2,702	$10,797

Earnings (loss) per ordinary share:
Basic	$(0.32)	$(0.25)	$0.40	$0.10	$0.40
Diluted	$(0.32)	$(0.25)	$0.39	$0.10	$0.39

Weighted average number of ordinary shares
outstanding:
Basic	29,916	30,145	29,176	27,253	27,114
Diluted	29,916	30,145	29,553	27,586	27,800

	December 31,
	2008	2007	2006	2005	2004
	(in thousands)

Selected Balance Sheet Data:
Cash and cash equivalents	$15,949	$18,601	$23,358	$8,714	$9,141
Total assets	84,735	98,465	110,806	75,239	68,643
Bank credit	-	-	-	-	2,335
Convertible Loan	3,333	5,000	5,000	5,000	-
Paid in capital	60,281	60,010	59,552	43,857	43,857
Shareholders' equity	62,715	72,906	80,138	52,618	49,776

Ordinary issued and outstanding shares	29,135,108	30,133,715	30,040,855	27,083,897	27,074,147

B.	Capitalization and Indebtedness.

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

        Not applicable.

D.	Risk Factors

        There is a high degree of risk associated with our company and business. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline.

        Risk Factors Related to Our Business and Our Markets

The current economic and financial crisis may have a material adverse effect on our results.

        The crisis of the financial and credit markets worldwide in the second half of 2008 has led to a severe economic recession worldwide, and the outlook for 2009 is uncertain. A continuation or worsening of unfavorable economic conditions, including the ongoing credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways. For example, we may experience declines in revenues, profitability and cash flows as a result of reduced orders, delays in receiving orders, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. In addition, changes and volatility in the equity, credit and foreign exchange markets and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future. Currently, we lack of short-term visibility as customers are focused on maintaining flexibility, reducing inventory and conserving their cash.

We had a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems.

        Despite having had net income of $11.6 million, $2.7 million and $10.8 million in 2006, 2005 and 2004, respectively, we incurred net losses of $9.6 million and $7.7 million in 2008 and 2007, respectively. We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

        We have also been using a substantial portion of our liquidity during the downturn in our business. In 2007, we used $1.3 million of cash in our operations, which amount increased to $2.9 million in 2008. At December 31, 2008, we had cash and cash equivalents of $15.9 million. Also, at December 31, 2008, we had a short term loan in the sum of $1.5 million, which was repaid in March 2009. We expect to use additional cash in our operations during 2009, and expect to continue to incur significant additional legal expenses and other costs associated with certain patent infringement actions. See “Our products may infringe on the intellectual property rights of others, which could result in claims against us” below. A recent jury verdict has been rendered in favor of a competitor in its patent infringement case against Camtek awarding damages of approximately $6.8 million. As of the date hereof, the court has not entered a judgment on the verdict. We intend to aggressively pursue motions to overturn or modify the jury’s verdict. Should we be unsuccessful at the trial court level, we plan to appeal any adverse judgment. A payment of any damages set forth in a judgment, if and when required, may adversely affect our liquidity and require us to further reduce our expenses and to arrange for additional financing.

        If available liquidity is not sufficient to meet our operating and other obligations as they come due, our plans include pursuing additional financing arrangements or further reducing expenditures as necessary to meet our cash requirements through 2009. However, as a result of the current global economic and financial crisis and other factors, including our operating losses and financial condition, there is no assurance that, if and when required, we will be able to raise additional finance or reduce discretionary spending to provide the required liquidity.

The markets we target are: printed circuit board, integrated circuit (IC) substrate and semiconductor manufacturing and packaging industries. The IC substrate and semiconductor manufacturing and packaging industries are highly cyclical and the Company does not have any information that enables it to predict the cycles in these markets. Also, all three markets are negatively affected by periods of down-turns, as the one currently experienced.

        The printed circuit board and the IC substrate industries experienced a prolonged and severe down-turn in 2002 and 2003, during which the overall rate of capital spending by printed circuit board and IC substrate manufacturers had been sharply cut and sales of our products had declined. We experienced an expansion and growth during 2004, and significant fluctuation on a quarterly and annual basis thereafter. During the second half of 2008 and the first quarter of 2009 our revenues were severely affected by the global economic recession, and we cannot predict when market conditions will improve.

        As a result of recovery from the down-turn experienced in 2002 and 2003, we saw an increase in capital spending in the printed circuit board and IC substrate industries, and sales of our automated optical inspection, or AOI, systems to these manufacturers increased during 2004. In 2005, there was a decrease in demand from our clients in the printed circuit board industry, as a result of a capacity adjustment in that market but in 2006 the demand from our clients in the printed circuit board market increased again. In the first quarter of 2007 we had a seasonal adjustment down but then an expansion during the second and third quarters of 2007, with a further adjustment down in the fourth quarter of 2007 and first half of 2008. During the second half of 2008 and the first quarter of 2009 our revenues from the printed circuit board and IC substrate industries, and sales of our AOI systems to manufactures in these industries, were severely affected by the global economic recession.

        The semiconductor manufacturing and packaging industry is characterized by cyclicality, which is amplified in the back-end sector, where we operate. As a result of our market penetration to the semiconductor manufacturing and packaging industry, we experienced growth from this market from 2004 until the second quarter of 2006. In the second half of 2006 we were affected by the market’s weakness, which continued to affect us until the third quarter of 2007. In the last quarter of 2007 and the first half of 2008 we experienced growth unrelated to increased capacity in this market. In the second half of 2008 and the first quarter of 2009, as in our other markets, our revenues decreased in this market due to the severe global economic recession.

        In the event of a reduction in demand, we have only a limited ability to reduce expenses without harming our ability to rapidly grow when our markets recover and demands increase again, as in order to maintain such ability we are required to make significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during the current or future downturns or capacity adjustments affecting the markets we serve.

We are planning to increase our revenues from sales of AOI systems to the semiconductor manufacturing and packaging industry. If our share in the market fails to grow or we are prohibited from selling the Falcon system into the United States, our results of operations will be adversely affected.

        Our future success in the semiconductor manufacturing and packaging industry depends on our ability to sustain and increase the acceptance rate of our AOI technology and upon the acceptance by our customers of new applications we included in our AOI systems. If the market for our AOI systems in the semiconductor manufacturing and packaging industry does not develop at the rate we expect, whether as a result of our inability to obtain repeat orders from our customers or to acquire customers who would adopt our systems for new applications, an economic downturn, intensified competition, presentation to the market of alternative technologies, changes in technology, changes in product standards, or otherwise – our results will be adversely affected. In 2007 our revenues from the Falcon significantly decreased, due to a downturn in the semiconductor manufacturing and packaging industry. In 2008 our revenues from the Falcon increased by 48% above 2007 to $30 million. We attribute this increase to several multiple orders of technology-driven purchases and penetration to new customers with new applications. We cannot assure you that we will be able to increase Falcon revenues to or above the levels previously achieved. If an injunction is issued in the lawsuit brought against us by Rudolph (see “Our products may infringe on the intellectual property rights of others, which could result in claims against us” below), we may be prohibited from selling our Falcon systems in the United States, which would result in a decline in our revenues from the Falcon unless it can be modified in a manner which would not violate the terms of the injunction, if issued.

Longer sales process for new products may increase our costs and delay time to market of our products and our sales in general have decreased during the current downturn, both of which negatively impacted our inventory and results of operations.

        Our sales process for new products to new and existing customers involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of one to six months. More evaluation time is devoted during the initial penetration period for new products and for new customers in new markets, since these circumstances usually require engineering efforts to fix errors, customize tasks and add new features. As a result of all of the above factors, our finished goods inventory totaled $12.5 million at December 31, 2008, and our costs may increase disproportionately to our revenues as our product lines and customer base expand. Moreover, our customers often require that we deliver our products with short lead times. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. In order to compensate for unexpected delays, we have had to predict our needs further into the future, which increases the risk that our predictions may not correspond to our actual future needs.

        At December 31, 2008, $21.7 million of our inventory was in excess of our estimate of our current requirements for 2009 based on our recent level of sales. We believe that this amount will be utilized according to our forecasted sales. Additionally, we have developed a program to reduce this inventory to desired levels over the near term and believe that no loss will be incurred on its disposition. However, we cannot estimate a range of the amount of loss that is reasonably possible should the forecasted sales and the program to reduce the level of inventory not be successful. Any material write downs of aged or obsolete inventory could adversely affect our results of operations.

We operate an international sales organization. A substantial majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks.

        We have sold our systems in over 30 countries around the world. In recent years, the majority of our sales were in the Asia Pacific region. In 2008, our sales in the Asia Pacific region accounted for approximately 75% of our total revenues, including approximately 35% of our total revenues from sales in China and Hong Kong, 16% from sales in Korea and 10% from sales in Taiwan. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, political instability, trade restrictions, a downturn in economic or financial conditions, as well as any extraordinary events having an adverse effect on the economy or business environment in this region may cause a significant decline in our future revenues and may have an adverse effect on our results of operations. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

The markets we serve are highly competitive. There is a dominant market participant for AOI systems both for the printed circuit board industry and for the final inspection of silicon wafers in the semiconductor industry, and some of our competitors have greater resources, all of which may make it difficult for us to maintain profitability or plan our cash flow.

        Competition in the markets we serve is intense. During market downturns, including the current global economic recession, competition has intensified due to the reduced demand for the type of products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as favorable payment terms to our customers and a corresponding decline in cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected. If we have to implement more favorable payment terms to our customers, our cash flow may be adversely affected.

        Competitors currently sell systems that provide functionality similar to our products. In the printed circuit board industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen, Lloyd-Doyle, Gigavis and local AOI vendors in China and Taiwan. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases. Our competitors in the IC substrate industry include Orbotech Ltd., Dainippon Screen, Shirai, ATI, Utechzone and Gigavis. In the semiconductor manufacturing and packaging industry, our principal competitor and the dominant market participant is Rudolph Technologies Inc. [which purchased the IP and bumped wafer inspection line of RVSI Inspection, LLC (“RVSI”) in January 2008], with additional competitors including Zygo (through acquisition of Solvision in February 2008), KLA-Tencor (through acquisition of 96% ownership in ICOS in May 30, 2008), Topcon, Toray, Tosok and Hitachi.

        Since we entered the final inspection of silicon wafers business in early 2004, there have been several mergers and acquisitions that changed the competitive map; starting with Rudolph Technologies Inc.‘s acquisition of August Technologies in 2005 and the acquisition of the bumped wafer inspection line of RVSI in January 2008, continuing with Solvision’s acquisition by Zygo in February 2008 and the purchase of 96% of ICOS’s shares by KLA-Tencor in May 2008. These acquisitions can reinforce the previously smaller competitors with resources, financial backing and the better market position of the acquiring companies, while bringing new forces to the marketplace. As a result, Camtek may need to overcome unfavorable market share perception and invest more R&D efforts in maintaining its technological position.

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

The unavailability of credit insurance may adversely affect our willingness to sell to certain customers.

        Since the second quarter of 2006, we have purchased credit insurance from an Israeli insurance company to cover certain export sales. As a result of the global economic crisis and the crisis in the financial and credit markets, the criteria for such insurance have gotten more stringent. Consequently, credit insurance covering some of our customers may be unavailable. This could adversely affect our willingness to sell products to these customers.

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

        Third parties have asserted claims, and may assert additional claims in the future, that we have violated their patents or that we have infringed upon their intellectual property rights. Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could cost us a significant amount of money to defend and could divert management’s attention from our business.

        On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota by one of the Company’s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation and its acquirer, Rudolph Technologies Inc., alleging infringement of a patent and seeking injunctive relief and damages. The trial before the jury included the issues of infringement, invalidity, willful infringement and damages. On March 6, 2009 a jury verdict has been rendered in favor of Rudolph, awarding damages of approximately $6.8 million with regard to sales of Camtek’s Falcon products in the United States. The jury also found that the infringement was not willful. Judgment has not been entered on this verdict. No provision has been taken in our consolidated financial statements as of December 31, 2008, since we believe it is more likely than not that this matter will be resolved in our favor.

        On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue being dealt with by the court is the validity of the asserted patent, which expired in February 2008. Also, the court advised the parties to turn to mediation. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims.

        On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor’s opinion and prima facie evidence, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. We believe that we have good defenses in the infringement aspect of the claim. We further believe that we have claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech.

        We cannot assure you that we will be successful in our defense against these claims. If these claims are ultimately successful, they could have a negative impact on our business by impairing our ability to sell our systems, and they could result in pecuniary damages against us and significant legal and other defense costs, which would impact our cash resources and profitability. In the event we do not prevail against these claims, we may also be liable for any court costs and attorney’s fees incurred by the claimants in connection with these litigations. Even if we will be successful in our defense against these claims, we may still incur significant legal expenses while resolving these matters.

Our ordinary shares may be delisted from Nasdaq, and as a result the liquidity and price of our ordinary shares would likely decline.

        Our ordinary shares are currently listed on the Nasdaq Global Market. One of the continued listing requirements of the Nasdaq Global Market is that the minimum bid price of a listed security must be at least $1.00. On August 20, 2008, we received a Nasdaq Staff Deficiency Letter indicating that, for the previous 30 business days, the bid price of our ordinary shares had closed below the minimum requirement. In accordance with Nasdaq rules, we were provided 180 calendar days, or until February 17, 2009, to regain compliance with this deficiency.

        In addition, one of the continued listing requirements of the Nasdaq Global Market is that the market value of publicly held shares of a listed security must be at least $5 million. The market value of our publicly held shares, as of March 31, 2009, was $3,090,650.

        However, given the extraordinary market conditions, Nasdaq has subsequently implemented a temporary suspension on the enforcement of the minimum $1.00 bid price and the minimum market value of publicly held shares listing requirements through July 19, 2009. Pursuant to this suspension, any company in the compliance process for a bid price or market value of publicly held shares concern, is “frozen” at the same stage of the process until the end of the suspension. Consequently, beginning on July 20, 2009, unless Nasdaq further extends the suspension period, we will have over 120 calendar days to regain compliance with the minimum bid price deficiency. If we fail to meet the minimum bid price requirement during this period, Nasdaq could delist our ordinary shares from the Nasdaq Global Market. In addition, if we fail to meet the minimum market value of publicly held shares requirement once this requirement is reinstated, Nasdaq could notify us that it intends to delist our ordinary shares from the Nasdaq Global Market, and we may not meet the minimum market value of publicly held shares requirement of the Nasdaq Capital Market at that time either. Such delisting would likely have an adverse impact on the liquidity of our ordinary shares and, as a result, the market price for our ordinary shares would likely become more volatile and decline.

If one or more of our third-party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

        We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. In addition, due to the global economic recession, if some of our key suppliers encounter difficulties and financial problems, they might be unable to supply us with the necessary components or subsystems. An interruption in supply from these sources or an unexpected termination of the manufacture of key components or subsystems would disrupt production and adversely affect our ability to deliver products to our customers. Although we have taken and currently take precautions against this kind of event, an unexpected termination or disruption of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products. However, to date we have sufficient units of such components which will allow us to continue to supply our products until such alternative suppliers are found.

We may encounter difficulties in purchasing key components and subsystems, or overestimate our needs, to meet customer demand.

        In the current highly-competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. These suppliers and subcontractors cannot always supply such components and subsystems within the time frame demanded by our customers. Therefore, we are required to predict future demands. Under the current economic conditions, we believe that we have sufficient inventory to fill our customers’ orders on time. However, if market conditions rapidly change and customer demand increases, we will be required to order additional components and subsystems. If our suppliers and subcontractors are unable to timely meet our increased demand, we might not be able to adequately meet our customers’ demands. Our inability to satisfy any increase in customer orders could result in the loss of sales and could cause customers to seek products from our competitors.

        We may also overestimate our future needs, which could result in our carrying excess inventory of certain components and subsystems.

We may attempt to expand our activity in the markets we operate in through M&A activity. Such activity may result in dilution, operating difficulties and other adverse consequences.

        We expect to invest efforts in attempting to develop new growth engines by acquisition, where core competencies may provide us with synergy and competitive advantages. Future acquisitions could result in potentially dilutive issuances of equity securities, decrease in our cash resources, incurrence of debt, contingent liabilities or impairment related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

        In addition, if any such acquisition is completed, our operation of the acquired business or assets could involve numerous risks, including: post-merger integration problems; diversion of management’s attention from our core business; entering markets in which we have little or no experience; and the loss of key employees of the acquired operations.

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

        We generate most of our revenues in dollars but incur a significant portion of our salary and operating expenses in New Israeli Shekel (“NIS”). As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, as experienced in 2007 and 2008, will increase our costs expressed in NIS and have an adverse effect on our net income. We also bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which would increase our costs expressed in dollars.

We may face risks of interruptions in our production capabilities.

        Our major manufacturing facility is located in Migdal Ha’Emek, Israel. Any event affecting this site, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

        We have a supplementary manufacturing facility in China, in which we assemble some of our AOI systems for the printed circuit board industry. Therefore, we may be influenced by changing events in China; for example, our manufacturing activity in China may suffer as a result of changes in China’s geopolitical status or fluctuations in its economic stability. In addition, we may be exposed to sourcing risks, such as supply-chain and business interruption issues. Further potential risks may be associated with such issues as the protection of our intellectual property; the recruitment and retention of skilled employees. Any event affecting this site may disrupt our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

We may experience fluctuations in our future operating results, making it difficult to predict future results.

        Our revenues and net income (loss), in any particular period may be lower (or greater) than revenues and net income (loss), in a preceding or comparable period. This complicates our planning processes and reduces the predictability of our earnings. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as indications of our future performance.

        Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

—	the size, timing and shipment of substantial orders;

—	products mixture;

—	customer budget cycles and installation schedules;

—	product introductions;

—	the pricing of our products;

—	the timing of new product upgrades or enhancements;

—	temporary shifts in industry capacity;

—	the timing of installation or, in some cases, of acceptance of our products by our customers;

—	interest and exchange rates; and

—	the timing of issuing required import permits in certain countries into where we sell.

We depend on a limited number of key personnel who would be difficult to replace.

        Our continued growth and success largely depend on the managerial and technical skills of the members of our senior management and key employees. Due to the current economic recession, at the end of 2008 and beginning of 2009 we implemented cost-reduction measures, resulting in a reduction of about 25% of our human resources related expenses. If our operations will rapidly expand, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. In particular, we may find it difficult to hire key personnel with the requisite knowledge of our business, products and technologies. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. During periods of economic growth, competition for qualified engineering and technical personnel is intense.

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

        We purchase products of, or sell products to, Priortech Ltd., our principal shareholder, and other companies owned or controlled by it, and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite Israeli law procedural requirements, including obtaining special shareholder approvals for interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these transactions and activities. In addition, Mr. Rafi Amit acts as the Chief Executive Officer of the Company, on a full time basis, as well as acting as the Company’s and Priortech’s Chairman of the Board of Directors. Mr. Yotam Stern, our Executive Vice President, Business & Strategy, spends 40% of his time serving as the Chief Executive Officer of Priortech and other positions in the Priortech group.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

        Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of our assets (averaged quarterly) are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse tax consequences to our U.S. shareholders, including gain realized on the sale of our ordinary shares being taxed at as ordinary income rates rather than capital gain rates, and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” with respect to our ordinary shares. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

        Based on an analysis of our assets and income, we believe that in 2008 we were not a PFIC. We currently expect that we will not be a PFIC in 2009. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2009 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see “U.S. Federal Income Tax Considerations-Tax Consequences If We Are a Passive Foreign Investment Company.”

Our share price has been volatile in the past and may continue to fluctuate in the future.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2008 through March 31, 2009, the closing price of our ordinary shares ranged from $0.21 to $1.81. Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

—	quarterly variations in our operating results;

—	market conditions relating to our customers' industries;

—	global economic conditions, which generally influence stock market prices and volume fluctuations;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

—	large block transactions in our ordinary shares;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements of significant claims or proceedings against us and developments in such proceedings;

—	additions or departures of our key personnel; and

—	future sales of our ordinary shares.

        Due to the continuing global crisis in the financial and credit markets, stock markets have experienced and continue to experience extreme price and volume fluctuations. Market fluctuations, as well as general economic conditions, such as a recession, interest rate or currency rate fluctuations, political events or hostilities in Israel or the surrounding region could adversely affect the market price of our ordinary shares.

        In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Currently, we are facing a class action complaint, as detailed in Item 8A – Legal Proceedings. This class action complaint could be protracted and divert management’s attention and resources.

Our principal shareholder, Priortech, holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests.

        Priortech beneficially holds 63.9% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

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

        Some provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and by a majority of the shares present and voting on the proposed merger at a shareholders’ meeting called upon at least 21 days’ notice of each of the merging companies. A merger may not be completed until at least 50 days have passed since the filing of the merger proposal by each of the merging companies with the Israeli Registrar of Companies, and 30 days have passed since the resolution was adopted by the general meeting of each of the merging companies. The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by way of a special tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. For more information on the provisions of Israeli law in these contexts, please see sections “Share Capital” and “Israeli Taxation.”

Item 4.	Information on the Company.

A.	History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987. We operate under the Israeli Companies Law. In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board, or PCB, manufacturing industry. In 1994, we introduced our first automated optical inspection, or AOI, system for the inspection of PCBs. In late 1998, we introduced our Orion system, which gained wide acceptance in the high-end PCB market and represented a breakthrough for us. Applying our core technologies, we developed our Pegasus system, which was introduced in the third quarter of 2002, for the inspection of integrated circuits (IC) substrates. In September 2001, we acquired a developer and producer of AOI systems for the semiconductor manufacturing and packaging industry, or MEP. This acquisition allowed us to enter the semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the semiconductor manufacturing and packaging industry in the fourth quarter of 2003. The first revenue recognition of the Falcon system was in the second quarter of 2004, and since then, Falcon sales increased to nearly $40 million in 2006 or 40% of the total 2006 revenues. As a result of industry weakness, Falcon sales declined in 2007 to nearly $20 million or 29% of our total 2007 revenues but increased to nearly $30 million in 2008 or 40% of our total 2008 revenues, mainly as a result of an increase in multiple orders based on technology-driven purchases and penetration to new customers with new applications.

        In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million. In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 were sold to Priortech Ltd.), in which we received net proceeds of $6.1 million. On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI) – of which $1.66 million was repaid in August 2008. On April 30, 2006, we completed a private placement (the Private Placement) in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. The Private Placement also included warrants that, during a period of four years, are exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share.

        We have been a public company since July 2000. In December 2005, we re-listed on the Tel-Aviv Stock Exchange and became a dual listed company (see below in Item 9.A. “Offer and Listing Details”). Our headquarters are located in Israel, and we have operations in the Asia Pacific region, North America and Europe.

        For discussion of capital expenditures, see Item 5- “Operating and Financial Review and Prospects- Liquidity and Capital Resources.”

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

Our Business

        We design, develop, manufacture and market automated optical inspection, or AOI, systems and related products. AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in three industries: the printed circuit board, or PCB, industry; the high density substrates for interconnection of integrated circuit devices, or IC substrate, industry; and the semiconductor manufacturing and packaging industry. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. We have sold more than 2300 AOI systems in 34 countries around the world. Our PCB customer base includes the majority of the largest 100 PCB manufacturers worldwide. Since the introduction of our Falcon line for the semiconductor industry, we have sold over 150 Falcon systems to more than 30 semiconductor manufacturers, test and assembly houses and bumping service providers, including 12 out of the top 15 Integrated Device Manufacturers (IDM). Our global, direct customer support organization provides responsive, localized pre and post sales support for our customers through our wholly-owned subsidiaries.

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

The IC Substrate Industry

        The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drives the semiconductor industry to produce ICs (die) requiring more input/output connections. These dies must fit into smaller packages. The IC substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the IC die, providing it mechanical and electrical connection to the printed circuit board. These substrates feature conductive lines that are 12 to 50 µm (microns) in width. Although IC substrates are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

        The die is connected to the upper side of the substrate, either by wire bonding by means of thin metal wires, or by “flipping” the IC and directly connecting conductive bumps on its face to a matching array of pads or bumps on the substrate. The latter technology is known as flip chip die attach (“Flip-Chip”). The die substrate is connected to the PCB via an array of conductive solder balls, known as a ball grid array, or BGA.

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

The Semiconductor Manufacturing and Packaging Industry

        The semiconductor manufacturing industry produces circuits (ICs) on silicon or other semiconductor materials in the form of thin wafers; each wafer consists of numerous IC dies (“chips”). At the end of the wafer manufacturing process, our AOI systems inspect the wafer for various defects. At this stage, AOI systems verify that the dice are free of defects, and that the electronic probe tips used for functional testing of the finished dice on the wafer have caused no critical damage to the terminal pads on the die. AOI is essential at this stage to help ensure the reliability and service life of the electronic device after its assembly and packaging.

        In the semiconductor packaging process, the finished wafers are diced, or separated, into individual ICs, which are then mounted onto substrates, interconnected and encapsulated to produce semiconductor packages. AOI equipment, together with electrical probe testing, determines which ICs and substrates are non-defective. AOI equipment is also used to inspect for any defects that may have been caused to the ICs during electrical probe testing and the dicing of the wafer.

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

        An additional small, but fast growing segment is Light Emitting Diodes (LED), which utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce LEDs. The LED manufacturing segment relies heavily on testing to ensure the product performance and reliability. This testing may amount to a significant amount of the overall product cost. AOI is implemented at various stages along the manufacturing process in the front end and also in the back end after the dicing process. The inspection process is looking for defects such as cracks, foreign materials or mechanical damage, and it also ensures dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

Products

Our AOI systems consist of:

—	An electro-optical assembly unit, either movable or fixed, which consists of a video camera, precision optics and illumination sources. The electro-optical unit captures the image of the inspected product;

—	A precise, either movable or fixed table, that holds the inspected product;

—	An electronic hardware unit, which operates the entire system and includes embedded components that process and analyze the captured image by using our proprietary algorithms.

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

Automated Optical Inspection Systems for the PCB and IC Substrate Industries

        Our products for these industries consist of four product lines: the Dragon and Orion for the inspection of inner and outer layers of PCB panels; the Pegasus and Mustang for final inspection (AFI) of IC substrates and High Density Interconnect (HDI) panels; the Planet for inspection of ultra-fine-line IC substrate; and Large Area Masks (LAM) dedicated for inspection of artwork and photo masks.

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

Orion

        Orion systems are stand-alone AOI systems for high volume inspection of all PCB types designed to operate in “Inspectify™” mode of operation. Inspectify™ is a unique mode of operation enabling the operator to perform verification immediately after inspection on the same system, thus saving time and eliminating handling-related defects. The Orion family has evolved gradually since its introduction in 1999. All Orion models retain an ergonomic user interface that supports high productivity and flexibility, allowing successive on-line inspection and verification, or solely inspection followed by off-line verification on a separate station. Like the Dragon family, Orion models are dedicated for various PCB technology ranges.

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

Mustang

        The Mustang line includes systems for automated inspection of finished HDI panels that are subsequently used in mobile consumer electronics, such as mobile phones, digital cameras, PDAs and other consumer electronic devices. The Mustang inspects both sides of the panel, detecting process and mechanical defects, in particular in the gold-plated areas where the substrate will interconnect with the silicon die or the PCB and in the solder-mask areas. Mustang models handle panels in panel format (up to 150 x 300mm) in magazines. The Mustang 600 was first introduced in the first quarter of 2008.

Planet

        Planet is designed for the inspection of ultra-fine-line IC substrate, down to 8µm line–technologies. Introduced in June 2007, the Planet addresses the inspection needs of the very high end of the IC substrate industry – ultra-fine line. The Planet integrates our experience from both the semiconductor and PCB markets into a-totally new hardware architecture to deliver the robustness and high resolution required for high speed detection of micron-scale defects.

LAM

        LAM is specially designed for main-stream Large Area Masks (LAM) inspection. It offers unparalleled detection ability on LAM with down to 25 µm line/space width technology. The LAM incorporates advanced technology innovations to ensure the level of detection that these fine masks require at this critical production stage. Since large area masks are made of glass and transparent for light, the LAM inspection system contains specially designed image acquisition system, where the mask under inspection is located in between illumination sources and digital camera.

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

Verification Systems

        Camtek offers various stand-alone verification systems that enable verification of panels after inspection. Camtek designed the verification stations to meet operator’s comfort during work while delivering high image quality and productivity.

*	CVR-100 is designed for verification of panels after inspection on the Dragon, Planet or Orion AOI;

*	CVR-200 is designed for verification when working in AIC configuration; and

*	PVS-200 is designed for the verification of IC Substrates (strips or units) and HD panels after they were inspected by the Pegasus or by the Mustang.

Automated Optical Inspection Systems for the Semiconductor Industry

Falcon

        The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the die, which, if left undetected, may cause premature failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional testing issues or control the integrity of the interconnect bump arrays made on dice intended for packaging in flip chip technology. The Falcon family currently includes models for:

—	3D and 2D metrology and inspection of bumped-wafer prepared for packaging in the flip-chip technology;

—	2D metrology and inspection of finished wafers at the end of their manufacturing process and in test houses, where inspection adds the value of monitoring the marks left by the testing probe or protects expensive probe cards from damage by dust particles;

—	Post-dicing inspection of frame-mounted wafers at assembly and packaging facilities, where it adds the value of detecting dicing-related damage.

—	Inspection and metrology of MEMS, LED and other special applications, where customized handling solutions and inspection capabilities are required for complex structures and non-standard materials.

Customers

        Our customer base includes the majority of the largest 100 PCB manufacturers worldwide and over 40 semiconductor manufacturing, testing and packaging companies. Our customers, many of whom have multiple facilities, are located in 34 countries throughout Asia, Europe and North America. In 2006 we had one customer that accounted for about 10% of our total revenues, in 2007 and 2008 no individual customer accounted for more than 10% of our total revenues. In the IC substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our IC substrate customers are located predominantly in Taiwan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

        The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2008	2007	2006
	U.S. Dollars (In thousands)

China and Hong Kong	25,973	30,187	33,713
Other Asia	20,076	12,676	20,413
United States	10,759	3,983	15,622
Taiwan	7,629	12,935	12,895
Western Europe	7,654	8,081	9,170
Japan	2,640	2,134	6,716
Rest of the world	732	973	1,526

Total	75,463	70,969	100,055

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

        As of December 31, 2008, 62 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region in the last couple of years, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region. In November 2008 and February 2009 we reduced our worldwide sales, marketing and support workforce, to align it to current market conditions.

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

        In the second quarter of 2006, we purchased a credit insurance policy from the ICIC – the Israeli Credit Insurance Policy Company, in order to minimize the risk contemplated in transactions with customers which are located overseas and which are granted with certain amount of credit. The policy covers, among other risks, political and financial risks of such customers. Due to the current global crisis in the financial and credit markets, which led to a severe economic recession, ICIC, as other insurance companies, has strengthened its criteria for credit insurance and as a result we are facing difficulties in receiving credit insurance for some of our customers.

Manufacturing

        Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to six weeks. We utilize subcontractors for the production of subsystems.

        We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months of inventory of critical components used in the manufacture and assembly of our products. Should our suppliers be negatively affected by the current severe economic recession, we will be required to search for alternative suppliers. However, to date we have sufficient units of such components which will allow us to continue to supply our products until such alternative suppliers are found.

        Our major manufacturing facility is located in Migdal Ha’Emek, Israel. Considering the global economic recession, towards the end of 2008 we have started reducing our manufacturing activities in this facility. Also, we are considering a change in our manufacturing alignment in Israel, based on a shift to subcontractors.

        We have a supplementary manufacturing facility in Suzhou, China, in which we assemble some of our AOI systems for the printed circuit board industry.

Competition

        The markets in which we operate are highly competitive. In the PCB industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen, Lloyd-Doyle, Gigavis and local AOI vendors in China and Taiwan. Our competitors in the IC substrate industry include Orbotech Ltd., Dainippon Screen, ATI, Shirai, Utechzone and Gigavis. In the semiconductor manufacturing and packaging industry, our primary competitor is Rudolph Technologies Inc. (which purchased the IP and bumped wafer inspection line of RVSI), with additional competitors including KLA-Tencor (through acquisition of 96% ownership in ICOS), Zygo (through acquisition of Solvision) and several Japanese competitors whom we face mostly in Japan – Topcon, Toray, Hitachi and Tosok.

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

Capital Expenditures

        The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2008	2007	2006
	(in thousands)

Real Estate	$-	$48	$-
Building	270	1,960	409
Machinery and equipment*	1,449	2,783	938
Office furniture and equipment	328	1,039	162
Automobiles	-	55	73

Total	$2,047	$5,885	$1,582

* including transfer of inventory to fixed assets in the sum of $1,026,000 in 2008 and $2,649,000 in 2007.

Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply: Low Voltage Directive (LVD) 73/23/EEC and Machinery Directive 98/37/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor manufacturing and packaging industry and production equipment producers, apply: SEMI S-2 (safety requirements for sale of equipment in the semiconductor manufacturing and packaging industry) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor manufacturing and packaging industry). We comply with the above-mentioned governmental regulations during the systems’ design process, which is conducted in accordance with the Company’s quality assurance manual. In addition, all new systems are tested by independent laboratories who certify their compliance with these governmental regulations.

C.	Organizational Structure

        Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of IC substrates. Based on sales, PCB Technologies, a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 63.9% of our outstanding ordinary shares. Our revenues from sales to affiliated and subsidiaries of Priortech, totaled $467,000, $27,000 and $407,000 in 2008, 2007 and 2006, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

        The following table shows the Company’s significant subsidiaries, all of which are wholly owned (except for Camtek HK  Ltd. , in which Priortech Ltd., our controlling shareholder, holds one share, or less than one percent), together with each subsidiary’s jurisdiction of incorporation, as of the date of this report. For a complete list of subsidiaries, see Exhibit 8.1.

Name of Subsidiary	Jurisdiction of Incorporation

Camtek H.K. Ltd.	Hong Kong

Camtek (Europe) NV	Belgium

Camtek USA Inc.	New Jersey, USA

Camtek Imaging Technology (CIT)	China

D.	Property, Plants and Equipment

        Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 74,000 square feet, of which 16,000 square feet are devoted to the manufacturing of our products. At the end of 2006, we decided to prepare construction programs and to apply for the necessary construction permits for the purpose of expanding our current facilities. The expansion was planned to occupy a further 71,500 square feet, which would enable us to double our manufacturing and development capabilities. In 2007 we invested a sum of $1 million in the expansion and improvement of our current facilities. Due to the current economic conditions, we decided to postpone the completion of such expansion and therefore no material investment was made during 2008.

        Also, at the end of 2006, we entered into a lease for a new manufacturing facility in China, in which we manufacture products that do not require the geographical proximity to the development facilities and that are designated to be sold to customers in Asia. The Chinese facility occupies 42,000 square feet.

        Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 36,000 square feet. Aggregate leasing costs in 2008 amounted to approximately $0.85 million.

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

        We sell our AOI systems internationally. The majority of sales of our AOI systems in 2008 was to manufacturers in the Asia Pacific region, particularly in China, South East Asia, Korea and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region following the development and growth of electronics industry centers in the region. In 2008, our sales to customers in the Asia Pacific region accounted for approximately 75% of our total revenues, including approximately 35% of our total revenues from sales in China and Hong Kong, 16% in Korea and 10% in Taiwan. We expect this trend of major portion of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

        In addition to revenues derived from the sale of AOI systems and related products, we generate revenues from providing maintenance and support services for our products. We expect our service revenues to increase as our installed base increases. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

        In regular market conditions, the demand for AOI equipment is characterized by short notice. To meet customers’ needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories. Currently, due to the global economic recession and the decrease in demand for capital equipment, we maintain relatively high levels of inventory (See also in “Longer sales process for new products may increase our costs and delay time to market of our products and our sales in general have decreased during the current downturn, both of which negatively impacted our inventory and results of operations” under “Risk Factors” above and “Valuation of Inventory” under “Critical Accounting Policies” below). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

Critical Accounting Policies

        Critical accounting policies are those that are, in management’s view, most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

        Revenue Recognition. The Company recognizes revenue from sales in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “SAB 104” and Financial Accounting Standard Board’s Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. Accordingly, the Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable, and collectability is reasonably assured.

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

In 2008 we wrote-off inventory in the amount of $4.1 million. The write off amount is included in the line item “Cost of products sold, in the Consolidated Statements of Operations . The write-off relates to slow moving inventory, items deemed obsolete and certain matured products in the field of automated finished product inspection, which we realized will not be compatible for future sales. Inventory that is not expected to be converted or consumed in 2009 is classified as non-current. As of December 31, 2008, a $21.7 million portion of our inventory was in excess of our estimated requirements for 2009, based on our best estimates, global economic recession and the recent level of sales. We have adopted a program intended to consume this inventory and to decrease the current levels to desired levels. We believe that no loss will be incurred as a result of this disposition. No estimate can be made with respect to the range of amounts of loss that are reasonably possible should our program and estimates will not be fulfilled or if the economic recession will be worse then we expect.

Valuation of Long- Lived Assets. We apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepared future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Provisions for contingent liabilities. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event as a result of a past event and if the probability is evaluated to be more than 50%, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity. As of December 31, 2008 we did not record contingent liability with respect to our legal disputes (see also “Our products may infringe on the intellectual property rights of others, which could result in claims against us” above), since we believe it is more than 50% that our legal disputes will end in our favor.

Income Taxes. We account for income taxes under SFAS No. 109, “Accounting for Income Taxes”, or “SFAS 109". Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Stock Option and Restricted Share Plans. In years prior to adoption of SFAS No. 123(R), “Share-Based Payments”, ( before January 1, 2006) we had elected to apply the intrinsic value-based method of recording compensation expense as allowed by SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123". As such, we computed and recorded compensation expense for awards of stock options whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for these awards was recorded over the option vesting period, generally 4 years.

Upon adoption of SFAS 123(R) on January 1, 2006, we elected the modified-prospective method of adoption and we began to record compensation expense for awards of employee stock options at their fair value commencing with the date of grant. Prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2008, 2007 and 2006 include costs related to (1) to the fair value of share-based payments granted in 2008, 2007 and 2006 as well as (2) the amortization of the fair value of stock option awards which were unvested as of January 1, 2006. In 2008 and 2007, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $0.3 million and $0.4 million, respectively. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

Recently Issued Accounting Standards

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. All of our subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact our financial position and results of operations. We are currently evaluating the impact of adopting Statement 141(R) on our financial position and results of operations and expecting no material impact on our financial position and results of operations.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009. We are currently evaluating the impact, if any, of adopting EITF 07-5 on our financial position and results of operations.

Results of Operations

Year Ended December 31, 2008 compared to Year Ended December 31, 2007.

Revenues. Revenues in 2008 increased by 6.4% to $75.5 million from $70.9 million in the year ended December 31, 2007. Due to the global economic recession our revenues in the third and fourth quarters of 2008 were negatively affected. In 2008, sales to the PCB and IC substrate industries decreased by 5% and 65%, respectively, compared to previous year, while sales to MEP industries increased 48% compared to 2007. Sales of all products increased 4.1% to $62.1 million in the year ended December 31, 2008, from $59.6 million in the year ended December 31, 2007. The increase in sales to the MEP industries is attributed to the increase in several multiple orders of technology driven purchases and the penetration to new customers with new applications. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

        Service fees increased by 17.7% to $13.3 million in the year ended December 31, 2008, from $11.3 million for the year ended December 31, 2007, primarily due to increased revenue from continuing service costs as our installed base increased.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead and provisions for warranties. These expenditures are only partially affected by sales volume. In 2008 we experienced a decrease in gross profit and gross margins primarily due to $4.1 million inventory write off and strengthening of the NIS against the US dollar. Our gross profit on product sales decreased by $1.9 million to $25 million in 2008, compared to $26.9 million in 2007. Our gross profit on service revenue increased by $0.7 million in 2008 to $2.8 million, compared to $2.1 million in 2007. Our total gross profit decreased by $1.2 million to $27.8 million in 2008 from $29 million in 2007, representing a decrease of 4%. Our gross margin decreased to 36.9% in 2008, compared to a gross margin of 40.9% in 2007.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2008 were $12.8 million, compared to $12.1 million in 2007. Research and development expenses increased in 2008 by $0.7 million, primarily due to $0.3 million equipment write-off and strengthening of the NIS against the US dollar. In addition, the total expenses for 2008 included $0.25 million related to a development of a technology owned by a company in the printed circuit board industry, which we are currently evaluating for the purpose of a possible assets purchase.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, doubtful debt, professional services and rent costs. Our selling, general and administrative expenses increased by 3% to $24.8 million in 2008 from $24.1 million in 2007. Selling expenses have decreased mainly due to the decline in salaries expenses, while general and administrative expenses included a sum of approximately $2.2 million, comprised of professional fees related to the lawsuit that Rudolph Technologies has filed against us and a potential acquisition that Camtek has pursued but decided to abort. Selling, general and administrative expenses as a percentage of revenues decreased in 2008 to 32.9% from 34% in 2007.

Financial and Other (Expenses) Income, Net. We had net financial income of $1.0 million in 2008, as compared to net financial expense of $128,000 in 2007. These changes relate primarily to exchange rate influence and interest received and paid. Changes in currency rates resulted in income of $1.2 million in 2008, compared to income of $66,000 in 2007.

Provision for Income Taxes. Income tax expenses increased to $770,000 in 2008, compared to $362,000 in 2007, as a result of increase in valuation allowance over deferred tax assets.

Net Income (Loss). We incurred a net loss of $9.6 million in 2008 compared to a net loss of $7.7 million in 2007, in view of the factors discussed above.

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

        Our cash and cash equivalent balances totaled approximately $15.9 million at December 31, 2008 and $21.1 million at December 31, 2007. At December 31, 2008, we had a short term loan of $1.5 million, which was repaid in March 2009. Our cash consisted mainly of money raised through equity offerings in 2000 and 2002, money raised through a convertible loan in 2005 and money raised through a private placement in 2006. We raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund L.P. and FIMI Israel Opportunity Fund, Limited Partnership (of which $1.66 million was paid in 2008), and $14.5 million from the private placement to Israeli institutional investors. The private placement also included warrants that are exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share, during a period of four years. Our working capital was approximately $26.2 million at December 31, 2008 and $58.8 million at December 31, 2007. The decrease is mainly attributed to the classification of $21.7 million as non-current inventory and the decline in cash, cash equivalents and marketable securities.

        We entered into accounts receivable factoring agreements with two financial institutions (the “Banks”). Under the terms of the agreements, we have the option to factor receivables with the Banks on a non-recourse basis, provided that the Banks approve the receivables in advance. In some cases we continue to be obligated in the event of commercial disputes, such as product defects, which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. We account for the factoring of our financial assets in accordance with the provisions of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities- a replacement of FASB Statement No. 125". We do not expect any reimbursements to take place in the foreseeable future.

The factoring fees of the above mentioned agreements aggregate $24,000 in 2008 (compared to $52,000 in 2007).

As of December 31, 2008, trade receivables amounting to approximately $520,000, were factored (compared to $560,000 as of December 31, 2007).

        On November 11, 2008 and February 17, 2009 we announced cost reduction measures, the purpose of which was to align Camtek with current market conditions. Those measures include restructuring of our R&D organization and global sales force, thus reducing our human resources related expenses, and adjusting our production expenses to the new revenue level. These measures resulted in a reduction of about 12% in November 2008 and 14% in February 2009, in our human resources related expenses.

        On March 6, 2009 a jury verdict was rendered against us in the lawsuit brought by Rudolph, our competitor in the semiconductor manufacturing and packaging industry, awarding damages of approximately $6.8 million in favor of Rudolph, with regard to sales of Camtek’s Falcon products in the United States. (See also in Item 8.A – Legal Proceedings). Should we ultimately fail in this lawsuit, including in the appeal, or fail in reducing the awarded damages, we will be forced to pay damages which will adversely affect our cash resources.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements through 2009. If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or further reducing expenditures as necessary to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity (see also in “We had a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems” under “Risk Factors” above).

        Cash flow from operating activities

        For the year ended December 31, 2008, we had negative cash flow from operations of $2.9 million, primarily due to our losses and decrease in payables, partially offset by a decrease in receivables and inventory. For the year ended December 31, 2007, we had negative cash flow from operations of $1.3 million, primarily due to our losses, partially offset by a decrease in receivables and inventories. We expect to use additional cash in our operations during 2009, and expect to continue to incur significant additional legal expenses and other costs associated with certain patent infringement actions. See “Our products may infringe on the intellectual property rights of others, which could result in claims against us” under “Risk Factors” above.

        Cash flow from investing activities

        Cash flow provided from investing activities in 2008 was $1.1 million, primarily due to net proceeds from sale of marketable securities of $2.5 million, partially offset due to capital expenditures of $1.0 million. Cash flow used in investing activities in 2007 was $3.7 million, primarily due to capital expenditures of $3.2 million

        Our capital expenditures in 2007 were primarily for the purpose of expanding our facilities in Israel and China, and in 2008 for the purpose of improving our IT systems worldwide and expanding our facilities in China.

        Cash flow from financing activities

        Cash flow used in financing activity in 2008 was $1.1 million, due to repurchase of treasury stock of $0.9 million, payment of a long term loan of $1.66 million, partially offset by increase of $1.5 million in short term bank loans.

        Cash flow provided by financing activities in 2007 was $0.03 million, due to exercise of share options.

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

        On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise”, such provisions generally require that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        In addition, the Amendment provides that terms and benefits included in any certificate of approval issued prior to December 31, 2004 will remain subject to the provisions of the Investment Law as they were on the date of such prior approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiary Enterprise, will subject us to taxes upon distribution or liquidation.

        We have been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014 (“Programs”).

        Out of our retained earnings as of December 31, 2008, approximately $19.6 million were tax-exempt earnings attributable to our Approved Enterprise and approximately $2.8 million are tax-exempt earnings attributable to our Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting us to taxes. If these retained tax-exempt profits are distributed, we would be taxed at the reduced corporate tax rate applicable to such profits. According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution. As of December 31, 2008, if the income attributed to the Approved Enterprise were distributed as dividend, we would incur a tax liability of approximately $4.9 million. If income attributed to the beneficiary Enterprise were distributed as dividend or upon liquidation, we would incur a tax liability in the amount of approximately $0.7 million. These amounts will be recorded as an income tax expense in the period in which we declare the dividend.

        We intend to indefinitely reinvest the amount of our tax-exempt income and not distribute any amounts of our undistributed tax-exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to our Approved and Beneficiary Enterprise Programs as the undistributed tax exempt income is essentially permanent in duration.

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

Inflation and Foreign Currency Fluctuation

        The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars. The prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, which was the case in Europe in 2007 and 2008, the prices of our products will decrease and negatively affect our revenues and income. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, as experienced during 2007 and 2008, thus, will increase our costs expressed in dollars and have an effect on our net income. In order to secure part of the risk, we are engaged from time to time in hedging transactions.

        In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

Effects of Government Regulations and Location on the Company’s Business

        For a discussion of the effects of Israeli governmental regulations and our location in Israel on our business, see “Risks relating to our Operations in Israel” in item 3, above.

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

        Our product development efforts over the past couple of years have resulted in the introduction of several new AOI systems, including new models in the Dragon, Orion, Pegasus, Planet, Mustang and Falcon product lines.

        Our research and development efforts are primarily focused on:

—	increasing the throughput of our AOI systems;

—	improving our defect detection capabilities; and

—	reducing the number of false alarms, while

—	simplifying operation and reducing the level of user expertise required to realize the benefits of our systems.

        In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

        As of December 31, 2008, we had 97 employees engaged in research and development, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $12.8 million, $12.1 million and $11.8 million for the years ended December 31, 2008, 2007 and 2006, respectively, representing 16.9%, 17% and 11.8% of total revenues for the years then ended.

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

        We have 129 patents pending in Israel and worldwide (Patent Cooperation Treaty organization or PCT, China, Japan, Taiwan, Korea, Singapore, United States, Canada, Europe), 13 US Provisional patent applications and 14 issued patents: 2 in Europe, 2 in Taiwan, 6 in the United States and 4 in Israel. These patents relate to our proprietary technology and know-how developed for AOI products in the PCB and semiconductor industries.

D.	Trend Information.

        During 2001, 2002 and early 2003, competition in the PCB and IC substrate industries intensified due to the low demand for AOI systems, resulting from the general economic downturn during that time. The demand increased again during 2004. We also experienced a capacity correction of the demand for our AOI products in the first quarter of 2005, due to a seasonal adjustment of the markets, as well as a decrease in the PCB business, mainly in the Chinese market, but in the next quarters of 2005 the trend changed again, and the demand for AOI systems increased. In the first three quarters of 2006 we continued to experience steady demand for our AOI systems in the PCB industry, in which we maintained our position, while in the fourth quarter of 2006 and first quarter of 2007 we experienced a decline in customer demand for our systems in this industry. In the second quarter of 2007 we faced improved demand to our systems, with a peak in the third quarter of 2007. Nevertheless, the fourth quarter of 2007 was weaker, while in the first half of 2008 we experienced a further decline in customers’ demand for our systems in this industry. During the second half of 2008 and the first quarter of 2009 our revenues from the printed circuit board, IC substrate and semiconductor manufacturing and packaging industries, were severely affected by the global economic recession.

        In 2008, as was the case in the previous three years, the majority of sales of our AOI systems were to manufacturers in the Asia Pacific region, particularly in China and Taiwan. This trend is due, among other factors, to the migration of PCB manufacturers into this region due to significant labor cost advantages available there. We expect that this trend toward the manufacturing of PCBs and other electronic components in the Asia Pacific region will continue for the foreseeable future, though at a lower rate of increase.

Revenues from sales of Falcon systems grew sequentially from their start in the second quarter of 2004 until the second quarter of 2006. In the second half of 2006 the semiconductor industry entered the downward phase of its cycle, driven by over-capacity and price erosion of IC devices. As a result, Falcon sales declined gradually until the second quarter of 2007, totaling $20 million in 2007, compared to nearly $40 million in 2006. In the last quarter of 2007 and the first half of 2008 we experienced growth unrelated to increased capacity in this market. In the second half of 2008 and the first quarter of 2009 our revenues decreased due to the severe global economic recession. Revenues in 2008 totaled to nearly $30 million in 2008 or 40% of our total 2008 revenues, mainly as a result of an increase in multiple orders consisting technology-driven purchases and penetration to new customers with new applications.

E.	Off-Balance Sheet Arrangements.

We do not have any arrangements or relationships with entities that are not consolidated into our financial statements and are reasonably likely to materially affect our liquidity or the availability of our capital resources.

However, we have entered into various non-cancelable operating lease agreements, principally for office space and vehicles.

As of December 31, 2008, minimum future rental payments under such non-cancelable operating leases were approximately $3.1 million.

As of December 31, 2008, trade receivables amounting to approximately $520 thousand, were factored.

F.	Contractual Obligations and Other Commercial Commitments.

As of December 31, 2008, we had contractual obligations and commercial commitments of:

	Payment Due in
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations (1)	954	502	452	-	-

Other long-term obligations (2)	2,167	1,210	957	-	-

Total	$3,121	$1,712	$1,409	$-	$-

(1)	In May 2007, we entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2008, the minimum future rental payments were approximately $954.

(2)	Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2008, minimum future rental payments under these leases amounted to $2,167.

Item 6.	Directors, Senior Management and Key Employees.

A.	Directors and Senior Management.

        The following table sets forth information with respect to our directors and executive officers as of the date of this Annual Report. The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title

Rafi Amit	60	Chairman of the Board of Directors and Chief Executive Officer
Yotam Stern	56	Executive Vice President, Business & Strategy and Director
Gabriela Heller*	44	Director
Rafi Koriat*	62	Director
Eran Bendoly	44	Director
Roy Porat	42	GM Camtek Ltd. and President of Camtek USA
Mira Rosenzweig	37	Vice President - Chief Financial Officer
Miri Saar	51	Vice President - Human Resources
Moshe Grencel	55	Vice President, Operations
Michael Lev	55	Vice President, Intellectual Property
Roni Flieswasser	48	Chief Technology Officer
Aharon Sela	56	President of Camtek Hong Kong

*Outside directors (as such term is defined under Israeli Companies Law)

        Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion – Israel Institute of Technology.

        Yotam Stern has served as an executive of ours since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

        Gabriela Heller has served on our Board of Directors since September 2006. Ms. Heller has an extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer – Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE. Ms. Heller is currently serving on the Board of Directors of Kerur Holdings Ltd, traded on TASE. From 2004 until 2007 she served on the board of directors of Electra Consumer Products Ltd., from 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech, and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

        Rafi Koriat has served on our Board of Directors since September 2006. Mr. Koriat has extensive experience as Chief Executive Officer (“CEO”) and Board member in the fields of semiconductor assembly and processing equipment, optical network components and related emerging fields. Prior to his present position as founder and CEO of Korel Business Ltd., which specializes in strategic positioning and guiding high tech companies and management, Mr. Koriat was CEO of Lambda Crossing engaged in the manufacturing of optical components for networks (2001-2006) and Founder and CEO of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are manufacturers of advanced front-end semiconductor capital equipment (1992-2001). Previously, he worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. in the United States and Israel as Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology, a M.Sc. from Drexel University in Philadelphia, Pennsylvania and completed an Executive Management Program at Stanford University.

        Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Financial Officer of Expand Networks Ltd. Expand is a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

        Roy Porat serves as GM Camtek Ltd. and President of our U.S. subsidiary, Camtek USA Inc., since March 2008. Previously, he has served as President of Camtek Hong Kong since September 2003. From 2001 until September 2003, Mr. Porat served as President of Camtek USA, Inc. From 1999 to 2000, Mr. Porat served as the Chief Executive Officer of Aeronautics Ltd. From 1994 to 1999, Mr. Porat served in various executive positions at our affiliate, PCB Technologies. Mr. Porat holds a B.Sc. in Industrial Engineering from Technion – Israel Institute of Technology.

        Mira Rosenzweig has been employed by us since September 2008 as our Chief Financial Officer. Previously, from 2001 to 2008, Ms. Rosenzweig served as Director of Finance and in various other positions for Elron Electronic Industries Ltd., traded on Nasdaq and TASE. Ms. Rosenzweig is a CPA (Israel) and holds a B.A in Accounting and Economics from University of Haifa, Israel.

        Miri Saar has been employed by us since March 2005 as Vice President Human Resources. Previously, Ms. Saar served as HR Manager for Conexant Systems Israel from 2001 to 2005, prior to which she served in other senior positions in several high-tech companies in Israel. Ms. Saar holds a BA in English and Applied Linguistics from Tel-Aviv University, Israel, and is also a registered mediator at the Ministry of Justice.

        Moshe Grencel has been employed by us since January 2007, as Vice President Operations.  Between 2004 and 2006 Mr. Grencel served as the Executive Vice President of Supply Chain of Delta Galil, a leading company in the underwear textile industry.   From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer.  From 1983 until 2000, Mr. Grencel held various executive positions with Elscint Ltd., a medical diagnostic equipment manufacturer. Mr. Grencel holds a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

        Michael Lev has been employed by us since 1994 and has served as our Vice President, Intellectual Property, since April 2007. From 1994 until April 2007 Mr. Lev held various positions with the Company, in the printed circuit board and semiconductor manufacturing and packing areas. Mr. Lev holds a M.Sc. in Electrical Communication from Azerbaijan Polytechnic Institute.

        Roni Flieswasser established our European branch in September 1995, prior to the establishment of Camtek (Europe) NV. Prior to joining Camtek, Mr. Flieswasser worked with AOI systems at Orbotech, and was a partner for four years in a software company specializing in business applications.

        Aharon Sela serves as President of Camtek Hong Kong since March 2008. Previously, from 2004 until March 2008, he served as V.P. Sales of the MEP Division at Camtek Europe and Camtek Hong Kong. From 2002 until 2004 Mr. Sela served as Manager of Camtek Japan and previously he served as Executive V.P. Sales and Marketing at Inspectech Ltd. (which was merged with Camtek in 2001). Mr. Sela holds a B.Sc. in Electrical Engineering from Technion – Israel Institute of Technology.

B.	Compensation.

Compensation of Executive Officers and Directors

        The aggregate remuneration paid by us in the year ended December 31, 2008 to all the persons listed in Section A above (Directors and Senior Management), was approximately $2,741,000, which includes $147,000 paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the reimbursement of their expenses. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

Composition of the Board of Directors

        Our Articles provide that our Board of Directors shall consist of not less than five not more than ten directors, including the outside directors. Currently, our board consists of five directors.

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

        The Chairman of our Board of Directors and Chief Executive Officer is Mr. Rafi Amit. Under the Israeli Companies Law, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board unless that designation is approved at the general meeting of shareholders, by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. This approval requirement need not be met if the total number of shares not held by controlling shareholders of the company which are voted against the resolution represents 1% or less of all of the voting rights. The designation may be approved for a term of up to three years and may be re-approved by the same majority for an additional three-year term each time. At our annual general shareholders’ meeting to be held on April 20, 2009, our shareholders will be requested to authorize Mr. Rafi Amit to continue to hold the position of Chairman of the Board for an additional period of three years.

        Our Articles provide that any director may appoint as an alternate director, by written notice to us or to the Chairman of the Board, any individual who is qualified to serve as director and who is not then serving as a director or alternate director for any other director. An alternate director has all of the rights and obligations of a director, excluding the right to appoint an alternate for him-self. Currently no alternate directors serve on our board.

        Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving an approximately one-year term, which expires at our 2009 annual general meeting of shareholders. Each of our outside directors, Messrs. Gabriela Heller and Rafi Koriat, is serving a three-year term in accordance with the Israeli Companies Law, which expires in September 2009. At our 2009 annual general meeting of shareholders, it is proposed to reappoint both of them for a further three-year-term, until September 2012.

        None of the members of our Board of Directors, except Messrs. Rafi Amit and Yotam Stern, is a party to a service contract with us, which would provide them with benefits upon termination of employment.

Outside Directors; Independent Directors

        Under the Israeli Companies Law, public Israeli companies are required to appoint at least two directors who qualify as outside directors under Israeli law.

        The outside directors must not have any “relationship” with us. For this purpose, “relationship” means any employment, business or professional relations, either in the present or in the preceding two years. An individual whose relatives, business partners, employers or controlled companies have a relationship with us may not serve as an outside director. In addition, an individual whose other business affairs may cause a conflict of interest with the performance of his duties as an outside director or interfere with his ability to serve as such may not serve as an outside director. Also, at least one of the outside directors must have financial and accounting expertise and the other must have professional qualifications, as defined in regulations promulgated under the Israeli Companies Law.

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

        The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, or Nasdaq, require foreign private issuers, such as us, to comply with various corporate governance practices. Nevertheless, the Company has decided to opt-out of certain of these practices and follows its home country practice pursuant to Nasdaq Rule 4350(a), as disclosed in Item 16G – “Corporate Governance”.

        We believe that we are currently in compliance with, and we intend to take all actions necessary for us to maintain compliance with, the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing standards of Nasdaq.

        Under the Nasdaq listing requirements, we are required to have a majority of independent directors on our Board of Directors. Ms. Gabriela Heller and Messrs. Rafi Koriat and Eran Bendoly all qualify as our independent directors under Nasdaq rules.

Internal Auditor

        The board of directors of an Israeli public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. An internal auditor may not hold any other position in the company, have any business affairs outside of the company which may create a conflict of interest with his or her duties as internal auditor or be an “interested party”. For this purpose, an “interested party” is a person who holds 5% or more of the company’s shares, serves as or has the power to appoint a director or the chief executive officer of the company, is otherwise personally employed by the company or serves on its board or is a relative of any of these parties. The only exception to the rule against an internal auditor being employed by the company is that the internal auditor may serve as an ombudsman, provided that this does not interfere with the performance of the duties of the internal auditor. In addition, the internal auditor may not be a member of the company’s independent accounting firm. We currently have an internal auditor who meets the independence requirements of Israeli law.

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

Duties of Office Holders and Controlling Shareholders and Approval of Transactions under Israeli Law

Office Holders

        The Israeli Companies Law codifies the duty of care and the fiduciary duties that office holders have towards the company. An office holder’s duty of care includes the duty to act as a “reasonable” office holder would have acted in the same position and under the same circumstances. An office holder’s fiduciary duty requires the office holder to act in good faith and for the good of the company, which includes:

—	avoiding conflicts of interest between the office holder's position with the company and his personal affairs;

—	avoiding any competition with the company;

—	avoiding the exploitation of the company's business opportunities for personal gain; and

—	revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position.

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

Disclosure of Personal Interest

        The Israeli Companies Law requires an office holder or controlling shareholder of a public company to disclose any personal interest in an existing or proposed transaction with the company, no later than at the first board meeting in which the transaction is discussed. A personal interest also includes an interest in any company in which the person, his or her close relative or any entity in which such person or close relative has a personal interest, is a direct or indirect 5% or greater shareholder, is a director or the general manager or has the right to appoint at least one director or the general manager. Board approval is required to approve the transaction, and no transaction that is adverse to the company’s interest may be approved. Approval by the company’s audit committee and board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, is not on market terms or is likely to have a substantial effect on the company’s profitability, assets or liabilities. A director who has a personal interest in a matter may not be present at a board of directors or audit committee meeting during discussions or vote on the matter. However, a director with a personal interest may be present if the transaction to be discussed is not an extraordinary transaction, or if a majority of the audit committee members or the directors, as the case may be, has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

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

Approval of Certain Specific Extraordinary Transactions. According to regulations promulgated under the Israeli Companies Law, the following specific kinds of extraordinary transactions with a controlling shareholder do not require shareholder approval, provided that the audit committee and the board of directors have approved the transaction and determined that it is one of the following:

—	the extension of an existing transaction which was previously approved in accordance with the Israeli Companies Law, provided no material change has been made to the terms of the extended transaction;

—	a transaction that benefits only the company;

—	a transaction made in accordance with the terms of a framework transaction previously approved in accordance with the requirements of the Israeli Companies Law;

—	a transaction constituting part of a transaction with a third party or a joint offer to contract with a third party, provided that the benefit to the company does not materially differ than that to the controlling shareholder, taking into account the proportional interest of each of the parties; or

—	a transaction between companies controlled by a common controlling shareholder or between a public company and its controlling shareholder or a third party, in whom the controlling shareholder has a personal interest, provided that the transaction is on market terms, is in the ordinary course of business and does not adversely affect the interests of the company.

Insurance, Indemnification and Exemption

        Our Articles provide that, subject to the provisions of the Israeli Companies Law, we may:

(1)	Obtain insurance for our office holders covering their liability for any act performed in their respective capacities as an office holder with respect to:

—	a violation of the duty of care to us or to another person;

—	a breach of fiduciary duty, provided that the office holder acted in good faith and had reasonable grounds to assume that the act would not cause us harm; and

—	a monetary liability imposed on an office holder for the benefit of another person.

(2)	Undertake to indemnify our office holders or to indemnify an office holder retroactively for a liability imposed or approved by a court, and for reasonable legal fees incurred by the office holder in his or her capacity as an office holder, in proceedings instituted against the office holder by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted, or in connection with criminal proceedings or other proceedings in which the office holder was investigated but not indicted, or as a result of a conviction for a crime that does not require proof of criminal intent or as result of proceeding in which a monetary liability was imposed regarding a crime that does not require proof of criminal intent. An advance undertaking to indemnify an office holder must be limited to categories of events that can be reasonably foreseen in light of the Company’s activities, and to an amount which is reasonable under the circumstances, as determined by the board of directors.

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

D.	Employees.

Employees

        The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2008	2007	2006

Executive management	11	10	11
Research and development	97	86	119
Sales support	151	140	143
Sales and marketing	62	75	94
Administration	68	53	62
Operations	98	92	105
Total	487	456	534

        The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2008	2007	2006

China (including Hong Kong)	159	128	125
Taiwan	35	38	44
Japan	14	14	18
Other Asia	30	23	30
Europe	14	15	12
North America	19	20	25
Israel	216	218	280
Total	487	456	534

        During the first half of 2008 the Company expanded its workforce, mainly in the departments of Research and Development, Operations and Sales Support. However, in November 2008 and February 2009, in light of the severe global slowdown, the Company has implemented a cost reduction plan, one element of which involved reductions in its global work force. On November 2008 the reduction included about 55 employees and represented about 12% of the Company’s total workforce and on February 2009 the second reduction included 68 employees, representing about 14% of its then total workforce. The Company will not record material costs relating to termination benefits to employees who ceased their employment due to the workforce reductions.

        In 2007 we adjusted our cost structure, in light of the revenues reduction compared to previous year, resulting in a decrease in the number of employees by 14%, from 534 to 456 employees.

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

        Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 29,135,108 ordinary shares outstanding as of March 31, 2009.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares

Rafi Amit(2)	18,661,790	64.05%
Yotam Stern(3)	18,719,030	64.25%
Directors and executive
officers as a group (14
persons)(4)	18,939,980	65.01%

(1)	Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Annual Report are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table, that are currently exercisable or exercisable within 60 days of the date hereof, is 87,240.

(2)	Mr. Amit directly owns 56,560 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of Camtek held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)	Mr. Stern directly owns 113,800 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of Camtek held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)	Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 334,750 of our ordinary shares. Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding ordinary shares as of March 31, 2009 (including options held by each such person which have vested or will vest within 60 days of March 31, 2009) and have therefore not been listed separately.

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

Restricted Share Unit Plan. In August 2007, the Company approved the 2007 Restricted Share Unit Plan (the “RSU Plan”), for the grant of restricted share units, each of which imparts the right to an ordinary share of the Company, to selected employees, officers, directors and consultants of the Company. The RSU Plan is being administered by our Board of Directors.

The total number of RSUs to be granted pursuant to the RSU Plan is 300,000, out of which 176,500 have been granted as of the date of this Annual Report.

Under the RSU Plan, RSUs are granted for no consideration and the exercise price for each grantee is no more than the underlying share’s nominal value, unless otherwise determined by the Board. The RSUs vest according to a four-year vesting schedule, with 25% of the shares vest on the first anniversary of the date of grant and the remaining vesting on a quarterly basis.

We have filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under the RSU Plan. Ordinary shares issued pursuant to the RSU Plan are eligible for resale in the public market, subject to restrictions on resales by affiliates.

Option Plans.

General. As of December 31, 2008, there were 685,491 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $3.12, exercisable at various dates through July 2015. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

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

The Share Option Plans. In September 1997, we adopted a share option plan under which options to purchase our ordinary shares were granted to employees, as determined by the board from time to time. This plan was amended in 2000 and in 2003, each time in order to comply with new Israeli tax legislation.

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

Options Granted During 2008. During 2008 we did not grant any options to employees.

Options Granted During 2007. During 2007 we granted 45,000 options to employees at a weighted average exercise price of $4.32, a price that reflected the price of the share in the market at the grant date. These options are subject to the terms of the 2003 Share Option Plan.

        We have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under all of our option plans. Ordinary shares issued pursuant to these share option plans are eligible for resale in the public market, subject to restrictions on re-sales by affiliates.

        As of December 31, 2008, there were options exercisable and vested for 617,491 ordinary shares (out of the total outstanding options of 685,491) at a weighted average exercise price of $2.99 per share, and unvested options exercisable for 68,000 ordinary shares at a weighted average exercise price of $4.41.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

        The following table provides information regarding the beneficial ownership of our ordinary shares as of March 31, 2009, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 29,135,108 ordinary shares outstanding as of March 31, 2009.

	Beneficial Ownership
	Number of Ordinary Shares*	Percentage

Priortech Ltd.	18,605,230	63.9%

*A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

As of March 31, 2009, there were a total of 9 holders of record of our issued and outstanding ordinary shares, of which 7 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 36.1% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech and its Affiliates

        From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $467,000, $27,000 and $407,000 in 2008, 2007 and 2006, respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms is comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $2,099,000, $958,000 and $2,076,000 in 2008, 2007 and 2006, respectively. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and its subsidiaries in Israel and us bear interest at 5.5%. As of December 31, 2008, the remaining balance Priortech and its affiliates owed us under transactions made in the ordinary course of business with them was $376,000.We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

Legal Proceedings

        On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue dealt with by the court is the validity of the asserted patent, which expired in February 2008. Also, the court advised the parties to turn to mediation. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims. Accordingly, no provision has been recorded by us.

        On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor’s opinion and prime facie evidence only, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. Among others, the Company has filed two motions for the lawsuit to be dismissed, both still pending. As detailed with respect to the lawsuit in the District Court in Nazareth above, the parties are due to attend a mediation meeting. We believe that we have good defenses in the infringement aspect of the claim. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech. Accordingly, no provision has been recorded by us.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota by one of the Company’s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. together with August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. On March 6, 2009 a jury verdict was rendered in favor of Rudolph, awarding damages of approximately $6.8 million with regard to sales of Camtek’s Falcon products in the United States. The jury also found that the infringement was not willful. As of the date of this Annual Report, no judgment has been entered with respect to this verdict. On March 27, 2009, plaintiffs filed a motion for entry of judgment, permanent injunction, prejudgment interest and a request for an accounting for supplemental damages. The Company believes this motion is premature at least until the Company’s motions on invalidity and the remaining issues relating to inequitable conduct are resolved. As a result, the Company will be filing a motion to stay a decision on plaintiffs’ March 27 motion shortly.  The alleged infringement refers to a US patent only, and, therefore, any injunction, if issued, would not have any effect anywhere other than in the United States. Camtek intends to aggressively pursue motions for a new trial and/or for judgment in its favor notwithstanding the verdict, as well as an appeal, if necessary. We believe that we have good grounds to be ultimately successful after such motions and appeal, if necessary. Although it is difficult to estimate the outcome of a patent infringement case, and while estimating the outcome of litigation can never be a precise exercise, we believe that the probability that plaintiffs will be ultimately successful (after motions and after appeal, if necessary) is less than 50%. Accordingly, no provision has been recorded by us.

On March 7, 2008, a purported class action complaint (the “Class Action Complaint”), Yuval Lapiner v. Camtek, Ltd. et al., was filed in the United States District Court for the Northern District of California on behalf of purchasers of our ordinary shares between November 22, 2005 and December 20, 2006. The Class Action Complaint names the Company and certain of our directors and officers as defendants. It alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. We filed a motion to dismiss the CAC, as amended, on February 17, 2009. The hearing on this motion is currently set for June 5, 2009. We do not believe that the Class Action Complaint has merit and intend to defend ourselves vigorously. Accordingly, no provision has been recorded by us.

On July 2005, the Company, together with our parent company, Priortech Ltd., filed a lawsuit in Israel against Orbotech Ltd., in respect of damages in the amount of $4.1 million incurred by it due to a claim and a motion for injunction filed against the Company by Orbotech in May 2004, in the District Court in Nazareth. The Company believes that Orbotech’s claim and motion against it were not filed in good faith, but in order to thwart Camtek’s secondary public offering that was scheduled few days after the submission of Orbotech’s claim and motion and was supposed to approximately $40 million for the Company and Priortech Ltd. Preliminary stage proceedings have recently been completed. Trial is scheduled to continue on or around May 2009.

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

        The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low

Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2004:			7.80	3.10
Fiscal year ended December 31, 2005:	4.42	4.21	4.70	2.56
Fiscal year ended December 31, 2006:	7.96	4.07	8.40	4.08
2007:
First Quarter	4.57	3.84	4.65	3.76
Second Quarter	3.99	2.91	4.61	2.94
Third Quarter	3.86	2.97	3.89	2.76
Fourth Quarter	3.09	1.69	3.10	1.70
Fiscal Year Ended December 31, 2007:	4.57	1.69	4.65	1.70
2008:
First Quarter	1.84	1.03	1.81	1.01
Second quarter	1.53	1.01	1.49	1.01
Third Quarter	1.06	0.8	1.08	0.77
Fourth Quarter	0.82	0.29	0.99	0.31
Fiscal Year Ended December 31, 2008:	1.84	0.29	1.81	0.31
First Quarter 2009:
Second Quarter 2009 through April 1, 2009
Monthly Market Prices for the Most Recent Six Months:
October 2008	0.82	0.61	0.88	0.59
November 2008	0.63	0.35	0.66	0.58
December 2008	0.45	0.29	0.48	0.31
January 2009	0.43	0.32	0.43	0.31
February 2009	0.44	0.35	0.49	0.27
March 2009	0.40	0.24	0.39	0.21

1)	The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars, using the daily representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

B.	Plan of distribution.

        Not applicable.

C.	Markets.

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

General

        Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 29,135,108 ordinary shares are outstanding and fully-paid as of April 1, 2009. Under the Agreement with FIMI as described in Item 4.A., we undertook to issue to FIMI ordinary shares in the event of conversion of the $5 million debentures ($3.4 million as of December 31, 2008) or any part thereof in accordance with the terms of this agreement. Conversion of the loan, in a whole or in part, is at the lender’s option on any given business day after the closing date (August 23rd, 2005). Conversion price is $3.19 per share. In August 2008 we repaid part of the convertible loan in the sum of about $1.7 million. As of the date of this Annual Report, no ordinary shares were issued to FIMI as no conversion of the remaining $3.4 million debentures or any part thereof has been made in accordance with the terms of this agreement.

        The ordinary shares do not have preemptive rights. The ownership and voting of our ordinary shares are not restricted in any way by our Articles, or by the laws of the State of Israel, except for shareholders who are citizens of countries in a state of war with Israel. Under the Israeli Companies Law, Israeli companies may purchase and hold their own shares, subject to the same conditions that apply to distribution of dividends (see “Dividend and Liquidation Rights” below). These shares do not confer any rights whatsoever for as long as they are held by us. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares, and these shares do not confer any voting rights for as long as they are held by the subsidiary.

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

        Israeli law does not require court approval of a merger other than in specified situations. However, upon petition by a creditor of a merging company, the court may delay or prevent the consummation of the merger, if it deems there to be a reasonable concern that as a result of the merger, the surviving company will not be able to meet the obligation to creditors of either of the merging companies.

        A merger may not be completed until 30 days have passed since the resolution was adopted by the general meeting of each of the merging companies, 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and until all required approvals have been obtained and submitted to the Registrar of Companies.

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

        The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the company’s voting power. This rule does not apply if there is already another holder of 25% or more of the voting power of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds 45% of the voting power of the company or if such acquisition of shares is made in a private offering, following the consent of the company’s audit committee, board of directors and general meeting of shareholders or if following the acquisition the purchaser will become a controlling shareholder.

        An acquisition of shares following which the purchaser would become a holder of more than 90% of a public company’s shares must be made by a tender offer for the purchase of all the remaining shares; if a tender offer is not accepted by holders of less than 5% of the company’s issued shares, then the holders of the remaining shares must sell their shares to the acquirer on the terms of the tender offer, although they may petition the court to raise the offered price on the basis that it is an “unfair” price. However, the acquirer will not be permitted to acquire tendered shares, to the extent that the acquisition of those shares would bring the acquirer’s holdings to more than 90% of the target company’s shares, in which case the acquirer may only purchase the balance which will bring the acquirer’s holdings to 90%. In addition, a shareholder who holds more than 90% of the shares of a public company may not purchase additional shares as long as the shareholder holds more than 90%. Shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder; and all rights are suspended as long as the shares are held by the acquirer.

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

        Finally, Israeli tax law treatment of certain acquisitions, such as stock-for-stock swap between an Israeli company and a foreign company, may be less favorable than the treatment that may be applicable under U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. However, a stock-for-stock swap of listed securities will not be subject to taxation until the earlier of: (1) the time at which the shares will be sold; or (2) for 50% of the stock, the lapse of two years from the date of the transaction, and for the remaining 50%, the lapse of four years from the date of the transaction. Also, such stock-for-stock swap is conditioned upon the submission of a request to the Israeli tax authorities at least 30 days prior to the swap and the receipt of an approval to perform such swap prior to its completion.

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

U.S. Federal Income Tax Considerations

        Subject to the limitations described herein, this discussion summarizes material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

—	an individual citizen or resident of the United States for U.S. federal income tax purposes;

—	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia;

—	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or

—	a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions or financial services entities, grantor trusts, real estate investment trusts, regulated investment companies, certain former citizens or former long-term residents of the United States, or U.S. holders who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders who have elected mark-to-market accounting, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, and U.S. holders who are subject to the alternative minimum tax.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

        You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences of purchasing, holding or disposing of our ordinary shares.

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

        Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld there from), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

        Subject to the limitations set forth in the Code and the Treasury Regulations there under, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability for non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld if such U.S. holders itemize their deductions for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

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

        A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if we are a Passive Foreign Investment Company

        For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

—	The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. A U.S. holder may not make a QEF election with respect to warrants. If the QEF regime applies, then, for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

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

—	A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regulatory traded” on the NASDAQ Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent, is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such U.S. holder’s basis would be equal to the lesser of the decedent’s basis or the fair market value of the ordinary shares on the date of death.

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2008. We currently expect that we will not be a PFIC in 2009. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2009 or in a future taxable year. Furthermore, if the current price of our ordinary shares does not increase in 2009, there is a risk that we could be a PFIC in 2009. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

Information Reporting and Backup Withholding

        A U.S. holder (except for certain exempt recipients, such as corporations) generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividends paid in the United States on, and the receipt of the proceeds from the disposition of, the ordinary shares. A U.S. holder of our ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS Backup withholding will not apply if a U.S. holder provides a correct tax payer identification number certifies that such holder is not subject to backup withholding or otherwise establishes an exemption.

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

        On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for certain transitional provisions.

        Further, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes is no longer calculated. Additionally, depreciation on fixed assets and tax loss carry forwards is no longer linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date.

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

        On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise”, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Amendment, as part of a new Beneficiary Enterprise, will subject the Company to taxes upon distribution or liquidation.

        The Company has been granted the status of Approved Enterprise, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014 (“Programs”).

        Out of the Company’s retained earnings as of December 31, 2008, approximately $19.6 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $2.8 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently – 25% according to the implementation of the Investment Law; effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution .As of December 31, 2008, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4.9 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $ 0.7 million.

        These amounts will be recorded as an income tax expense for the period in which the Company declares the dividend.

        The Company intends to reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

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

        In March 2001, we reached an arrangement with the OCS whereby we were to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by OCS participations, up to a maximum amount of $250,000 per quarter. We have not received any additional grants from the OCS since 2000, and As of June 1, 2005 we had no additional payment obligations in connection with these grants. In January 2009 we submitted 3 research and development plans to the approval of the OCS. We can not assure you that such plans will be approved by the OCS and that we will be granted with funds for our research and developments plans.

Net Operating Loss Carryover

        As of December 31, 2008, we had a net operating loss, or NOL, of $12.7 million carry forward for Israeli tax purposes. In addition, we had a net operating tax loss from Approved Enterprise and Beneficiary Enterprise which will be available for offset versus income derived from these enterprises only in the amount of $24.2 million.

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

Taxation of Shareholders’ Capital Gains

        Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the “Real Gain” and the “Inflationary Surplus.” The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax. A foreign resident may reduce the tax rate used for the Inflationary Surplus to zero if calculated according to the exchange rate of the foreign currency lawfully invested in shares of the Israeli resident company, instead of the Israeli consumer price index. Real Gains accrued after January 1, 2003 are subject to capital gains tax of 25%, whereas assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time that the assets were held before and after January 1, 2003. Real Gains derived on or after January 1, 2003 from the sale of ordinary shares traded on the Tel Aviv Stock Exchange or on a foreign stock exchange recognized by the Israeli Ministry of Finance are subject to capital gains tax of 15%. According to the 2006 Tax Reform, an individual will subject to a 20% tax on real capital gains on the sales of securities, including debentures, warrants and shares, so long the individual is not a controlling shareholder (generally a shareholder with 10% or more in the right to profits, right to nominate a director and voting rights) in the company issuing the securities. This implies an increase in the tax rate on the gains from publicly traded securities from 15%, which was applicable to sales before January 1, 2006 to 20%. Non-residents are generally exempt from tax on gains from the sale of such shares, provided that the Real Gains are not derived by a non-resident’s permanent establishment in Israel. We note that Nasdaq was recognized by the Israeli Ministry of Finance as a foreign stock exchange.

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

        We file annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

        Interest Rate Risk

        As of December 31, 2008, we had a short-term loan bearing interest based on LIBOR in the sum of $1.5 million (repaid in March 2009). Therefore, no significant interest rate risk exists.

        Foreign Currency Rate Fluctuations

        The currency of the primary economic environment in which our operations are conducted is the dollar, as most of our revenues are derived in dollars, and the prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Also, most of our marketing expenses are denominated in dollars or are dollar linked, and our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, which was the case in Europe in 2006, 2007 and 2008, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued appreciation of the NIS in relation to the dollar, as experienced in 2008 and 2007, will increase our costs expressed in NIS and have an effect on our net income. In order to secure part of the risk, we are engaged from time to time in hedging transactions.

The opened hedging transactions as of December 31, 2008, are displayed in the following table:

	Sum of notional amount in dollars	Sum of fair market value in dollars

Forward (dollars/NIS)	600,000	(6,750)

Options
Buy dollars and Sell
NIS(Put options)	3,900,000	129,803

Sell dollars and Buy
NIS (call options):	3,900,000	(74,832)

        In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

        Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2008, we had net liabilities of approximately $4.8 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $48,000 or income for the same amount in case of increase or decrease in rates, respectively.

Item 12.	Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not Applicable.

Item 15T.	Controls and Procedures

a.	Disclosure Controls and Procedures

        Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2008, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

b.	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

        Our management evaluated the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2008, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

        This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

c.	Changes In Internal Control Over Financial Reporting

        There have been no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)of the Exchange Act) during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        Our Board of Directors has determined that each of Mr. Eran Bendoly and Ms. Gabriela Heller is qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K.

Item 16B.	Code of Ethics

        On May 3, 2004, we adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. During 2007, the Code of Ethics was updated and signed by all of our directors, officers and employees.

        A copy of the Code of Ethics is available on our website, www.camtek.co.il. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our corporate headquarters in Israel: Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel.

Item 16C.	Principal Accountant Fees and Services

        Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our external auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence.

        The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2008 and 2007:

Fee Category	For Services Rendered during 2008	For Services Rendered during 2007

Audit Fees	$193,000	$180,000

Other	$85,000	_

Audit Fees: Consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Other fees: Consist of fees billed for professional services rendered with respect to potential acquisition that we have pursued but decided to abort during the third quarter of 2008.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

         On August 12, 2008, our Board of Directors authorized a share repurchase program, involving the repurchase from time to time of our ordinary shares, in a sum not to exceed a total aggregate price of $2 million. The timing and exact number of shares purchased will be at the Company’s discretion. The buyback of shares may occur in open market, negotiated or block transactions. We do not intend to purchase any shares from our management team or other insiders. This share repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time. Until the date of this Annual Report, we have purchased 1,080,757 ordinary shares for the aggregate amount of $0.95 million (see details in the table below). In order to keep our cash resources during the current economic recession, as of the date of this Annual Report, there is no intention to continue and buy additional shares.

Issuer Purchases of Equity Securities

Period	(a) Total number of Shares (or Units) purchased	(b) Average Price paid per Share (or Units)	(c) Total number of Shares (or Units) purchased as part of publicly announced plans or programs	approximate Dollar value that may be purchased under the plans or programs

January 1 through January 31, 2008	0	N/A	0
February 1
through February
29, 2008	0	N/A	0
March 1 through
March 31, 2008	0	N/A	0

April 1 through
April 30, 2008	0	N/A	0

May 1 through May
31, 2008	0	N/A	0

June 1 through
June 30, 2008	0	N/A	0

July 1 through
July 31, 2008	0	N/A	0

August 1 through
August 31, 2008	0	N/A	0	$2,000,000

September 1
through September
30, 2008	812,900	0.843	812,900	$1,314,888

October 1 through
October 31, 2008	267,857	0.82	267,857	$1,095,245
November 1
through November
30, 2008	0	N/A	0	$1,095,245

December 1
through December
31, 2008	0	N/A	0	$1,095,245

Total	1,080,757	0.837	1,080,757	$1,095,245

Item 16F.	Change in Registrant’s Certifying Accountant.

        Not applicable.

Item 16G.	Corporate Governance.

        Pursuant to Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we are relying on our home country practice in lieu of the requirements set out in Rule 4350(l) that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency. Our procedures regarding the issuance of stock certificates comply with Israeli law and practice. According to the Israeli Companies Law, a share certificate is defined as a certificate in which the name of the owner registered in the company registers is stated, stating the number of shares he owns. In the event that what is registered in the company’s shareholders register conflicts with a share certificate, then the evidentiary value of the shareholder register outweighs the evidentiary value of the share certificate. A shareholder registered in the company’s shareholders register is entitled to receive from the company a certificate evidencing his ownership of the share.

        The Company has also opted out of the shareholder approval requirements regarding stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 4350(i)(1)(A).

Thus, as required under Israeli Companies Law, special shareholder voting procedures were followed for the approval of compensation of office holders or employees who are controlling shareholders or any relative thereof. In accordance with Israeli law requirements, equity based compensation arrangements with office holders or employees who are not controlling shareholders or any relative thereof, as well as equity plans, are approved by our Board of Directors.

        Further, the Company has opted out of the annual meeting requirement, as set forth in NASDAQ Marketplace Rule 4350(e), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company’s fiscal year end. Instead, Camtek is following home country practice and law in this respect. Israeli law requires that an annual meeting of the shareholders be held every year, and not later than 15 months following the last annual meeting (see above in “Voting, Shareholders’ Meetings and Resolutions”). Our 2009 annual general meeting of shareholders is scheduled to be held on April 20, 2009.

PART III

Item 17.	Consolidated Financial Statements.

The Company has furnished financial statements and related information specified in Item 18.

Item 18.	Consolidated Financial Statements.

Our consolidated financial statements and report of independent registered public accounting firm in connection therewith, as appear below, are hereby incorporated into this Annual Report.

CAMTEK LTD.
and its subsidiaries

Consolidated Financial Statements
As of and for the year
ended December 31, 2008

CAMTEK LTD. and its subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for for each of the years in the three-year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2Q to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standard No. 123R – “Share Based Payment”.

As discussed in note 1 (B) and 13 (D) (3) to the consolidated financial statements, a recent verdict has been rendered in favor of a competitor in its patent infringement case against the Company.

/s/ Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel
April 7, 2009

CAMTEK LTD. and its subsidiaries

Consolidated Balance Sheets

(In thousands)

	December 31,

	2008	2007

	U.S. Dollars (In thousands)

Assets

Current assets
Cash and cash equivalents (Note 3)	15,949	18,601
Marketable securities (Note 4)	–	1,395
Accounts receivable, net (Note 13B,C)	18,156	23,500
Inventories (Note 5)	9,792	34,243
Due from affiliates	414	251
Other current assets (Note 6)	1,929	2,616
Deferred tax asset (Note 19)	39	124

Total current assets	46,279	80,730

Fixed assets (Note 7)
Cost	23,624	21,632
Less - Accumulated depreciation	7,976	6,307

Fixed assets, net	15,648	15,325

Marketable securities (Note 4)	–	1,075
Long term inventory (Note 5)	21,653	–
Deferred tax asset (Note 19)	127	612
Other assets, net (Note 8)	1,028	723

	22,808	2,410

Total assets	84,735	98,465

Liabilities and shareholder’s equity

Current liabilities
Short term loan (Note 9)	1,500	–
Accounts payable –trade	5,240	7,960
Due to affiliates	294	866
Convertible loan – current portion	1,667	1,667
Other current liabilities (Note 10)	11,382	11,465

Total current liabilities	20,083	21,958

Long term liabilities
Convertible loan (Note 11), net of current portion	1,666	3,333
Liability for employee severance benefits (Note 12)	271	268

Total liabilities	22,020	25,559

Commitments and contingencies (Note 13)

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,227,484 in 2008 and 31,145,334 in 2007, outstanding 29,135,108 in 2008 and 30,133,715 in 2007	132	132
Additional paid-in capital	60,149	59,878
Retained earnings	4,332	13,889

	64,613	73,899
Treasury stock, at cost (2,092,376 shares in 2008 and 1,011,619 in 2007)	(1,898)	(993)

Total shareholders’ equity	62,715	72,906

Total liabilities and shareholders’ equity	84,735	98,465

See accompanying notes to consolidated financial statements

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands, except per share data)

Revenues:
Sales of products	62,135	59,654	92,470
Service fees	13,328	11,315	7,585

Total revenues (Note 17, 18A)	75,463	70,969	100,055

Cost of revenues:
Cost of products sold	37,073	32,769	42,600
Cost of services	10,542	9,171	5,842

Total cost of revenues	47,615	41,940	48,442

Gross profit	27,848	29,029	51,613

Research and development costs	12,801	12,111	11,831
Selling, general and administrative expenses (Note 18B)	24,834	24,119	27,850

Total operating expenses	37,635	36,230	39,681

Operating (loss) income	(9,787)	(7,201)	11,932

Financial income (expenses), net (Note 18C)	1,000	(128)	(288)

Income (loss) before income taxes	(8,787)	(7,329)	11,644
Income tax expense (Note 19)	(770)	(362)	(41)

Net income (loss)	(9,557)	(7,691)	11,603

Earnings (loss) per ordinary share (Note 16):

Basic	(0.32)	(0.25)	0.40

Diluted	(0.32)	(0.25)	0.39

Weighted average number of ordinary shares outstanding:

Basic	29,916	30,145	29,176

Diluted	29,916	30,145	29,553

See accompanying notes to consolidated financial statements

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Net income (loss)	(9557)	(7,691)	11,603

Other comprehensive income:

Realization of loss on available for sale securities, net of taxes (nil)	–	1	2

Unrealized holding loss on available for sale securities arising during the year, net of taxes (nil)	–	–	(1)

Comprehensive income (loss)	(9,557)	(7,690)	11,604

See accompanying notes to consolidated financial statements

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

	Ordinary Shares NIS 0.01 par value		Number of treasury shares	Additional paid-in capital	Deferred share based compensation	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Total shareholders’ equity
		U.S. Dollars
	Shares	(In Thousands)	Shares	U.S. Dollars (In thousands)

Balances at December 31, 2005	28,095,516	125	(1,011,619)	43,732	(221)	(2)	9,977	(993)	52,618

Adoption of SFAS 123-R	–	–	–	(221)	221	–	–	–	–
Share issuance, net of issuance expenses*	2,525,252	6	–	14,442	–	–	–	–	14,448
Exercise of share options	431,706	1	–	701	–	–	–	–	702
Share based compensation expense	–	–	–	766	–	–	–	–	766
Realization of loss on marketable securities	–	–	–	–	–	2	–	–	2
Unrealized loss on marketable securities	–	–	–	–	–	(1)	–	–	(1)
Net income	–	–	–	–	–	–	11,603	–	11,603

Balances at December 31, 2006	31,052,474	132	(1,011,619)	59,420	–	(1)	21,580	(993)	80,138

Exercise of share options	92,860	**	–	32	–	–	–	–	32
Share based compensation expense	–	–	–	426	–	–	–	–	426
Realization of loss on marketable securities	–	–	–	–	–	1	–	–	1
Net Loss	–	–	–	–	–	–	(7,691)	–	(7,691)

Balances at December 31, 2007	31,145,334	132	(1,011,619)	59,878	–	–	13,889	(993)	72,906

Exercise of share options	82,150	**	–	–	–	–		–	–
Share based compensation expense	–	–	–	271	–	–		–	271
Net Loss	–	–	–	–	–	–	(9,557)	–	(9,557)
Purchase of treasury shares	–	–	(1,080,757)	–	–	–	–	(905)	(905)

Balances at December 31, 2008	31,227,484	132	(2,092,376)	60,149	–	–	4,332	(1,898)	62,715

*	Net of issuance expenses of $560 thousand.
**	Less than $1 thousand.

See accompanying notes to consolidated financial statements

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Cash flows from operating activities:
Net income (loss)	(9,557)	(7,691)	11,603
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,949	1,307	794
Loss (gain) on disposal of fixed assets	11	(40)	24
Gain from marketable securities, net	(8)	(25)	(6)
Deferred tax expense (benefit)	570	(59)	(434)
Share based compensation expense	271	426	766
Provision for bad debts	722	583	778

Changes in operating assets and liabilities:
Accounts receivable	4,407	5,148	(4,230)
Inventories	1,576	4,522	(16,472)
Due to / from affiliates	(735)	(19)	924
Other current assets	694	(273)	(229)
Accounts payable – trade	(2,720)	(3,841)	3,123
Other current liabilities	(83)	(1,366)	4,110
Liability for employee severance benefits	3	46	–

Net cash (used in) provided by operating activities	(2,900)	(1,282)	751

Cash flows from investing activities:
Purchase of marketable securities	(397)	(6,770)	(3,891)
Proceeds from sale of marketable securities	2,875	6,425	3,900
Purchase of fixed assets	(1,021)	(3,236)	(1,582)
Purchase of intangible assets	(352)	(169)	(114)
Proceeds from disposal of fixed assets	–	40	–

Net cash provided by (used in) investing activities	1,105	(3,710)	(1,687)

Cash flows from financing activities:
Increase in short-term bank credit	1,500	–	–
Net proceeds from issuance of ordinary shares	–	–	14,448
Proceeds from exercise of share options	–	32	702
Purchase of treasury stock	(905)	–	–
Payment of long-term convertible loan	(1,667)	–	–

Net cash (used in) provided by financing activities	(1,072)	32	15,150

Effect of exchange rate changes on cash	215	203	430

Net (decrease) increase in cash and cash equivalents	(2,652)	(4,757)	14,644
Cash and cash equivalents at beginning of the year	18,601	23,358	8,714

Cash and cash equivalents at end of the year	15,949	18,601	23,358

See accompanying notes to consolidated financial statements

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Cash Flows

		Year ended December 31,

		2008	2007	2006

		U.S. Dollars (In thousands)

Supplementary cash flows information:
A.	Cash paid during the year for:
	Interest	$277	$320	422

	Income taxes	$200	$308	27

B.	Non-cash transactions:
	Transfer of inventory to fixed assets	$1,222	$2,649	–

See accompanying notes to consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS

A.

Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (63.9%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of Microelectronics, Printed Circuit Boards (PCB) and Electronic packaging. Camtek’s activities are conducted in one reportable business segment.

B.

As noted in note 13 (D)(3), a recent jury verdict has been rendered in favor of a competitor in its  patent infringement case against Camtek.  As of the date of these financial statements, the court has not entered a judgment on the verdict. Camtek intends to aggressively pursue motions to overturn or modify the jury’s verdict. Should Camtek be unsuccessful at the trial court level, it plans to appeal any adverse judgment. The payment of the damages set forth in a judgment if and when required, may adversely affect Camtek’s liquidity, therefore, will require Camtek to further reduce its expenses and to arrange for additional financing. Management believes that, taking into consideration the assets and resources of Camtek, it should be able to secure additional financing, if and when required.

Camtek anticipates that its existing capital resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2009. If available liquidity is not sufficient to meet Camtek’s operating and loan obligations as they come due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet Camtek’s cash requirements throughout 2009.

However, as a result of the current global economic and financial crisis and other factors, including Camtek’s operating losses and financial condition, there is no assurance that, if and when required, Camtek will be able to raise additional finance or reduce discretionary spending to provide the required liquidity.

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

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include valuation of accounts receivable, inventories, intangible assets, and other long-lived assets, legal contingencies, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount that management provides for certain contingent liabilities. Company’s assessments are therefore subject to estimates made by management and its legal counsel. Adverse revision in management estimates of the potential liability could materially impact Company’s financial condition, results of operations or liquidity.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

B.	Use of Estimates (cont’d)

The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

C.	Foreign currency transactions:

The functional currency of the Company is the U.S. Dollar. Revenue generated by the Company is primarily generated outside of Israel and a majority thereof is received in U.S. Dollars. In addition, materials and components purchased and marketing expenses incurred are either paid for in U.S. Dollars or in New Israeli Shekels (“NIS”) linked to changes in the U.S. Dollar/NIS exchange rate. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Transactions not denominated in U.S. Dollars are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates different from that by which they were initially recorded during the period, or reported in previous financial statements, are charged to financial income (expenses), net.

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

The allowance for doubtful accounts represents Management’s best estimate of the probable loss inherent in existing accounts receivable balances as a result of possible non-collection. In determining the appropriate allowance, Management bases its estimate on information available about specific debtors, including aging of the balance, assessment of the underlying security received, the history of write-offs, relationships with the customers and the overall creditworthiness of the customers.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

G.	Inventories

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost or market. Cost is determined by the moving – average cost method basis.

Inventory write-downs are recorded for damaged, obsolete, excess and slow-moving inventory. Management periodically evaluates its inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimate a charge (reducing the inventory) to be provided for slow moving, technological obsolete or damaged inventory. These estimates could vary significantly, either favorably or unfavorably, from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Inventory that is not expected to be converted or consumed in the next year is classified as non-current, based upon an analysis of market conditions such as sales trends, sales forecast and other factors.

H.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or the estimated useful economic life of such improvements.

I.	Intangible assets

Intangible assets, comprised of patent registration costs, are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

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

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

K.	Fair values of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and amounts due to/from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices, which represent fair value. The carrying amount of the convertible loan and amounts due to or from Parent approximate fair value because the interest rates on such amounts approximate the market rate.

The fair value of financial instruments included in working capital generally approximate their carrying amounts. The fair value of long-term liabilities also approximate the carrying amounts, since they bear floating rate interest at rates close to prevailing market rates.

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

Revenue under multiple element arrangements is recognized in accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on its fair value and determined by vendor objective evidence (“VOE”). Accordingly, non-standard warranty, with determined VOE, is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

L.	Warranty

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

M.	Income taxes

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

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

M.	Income taxes

The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense.

N.	Research and development

Research and development costs are expensed as incurred.

O.	Earnings / Loss per ordinary share

Basic earnings/loss per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options.

For the years ended December 31, 2008 and 2007 the effect of the exercise of all outstanding share options is anti-dilutive and has not been included in computing dilutive earnings per ordinary share. For the year ended December 31, 2006 the effect of the exercise of 929,964 outstanding share options is dilutive, and hence was included in computing diluted earning per ordinary share.

For the years ended December 31, 2008, 2007 and 2006, the effects of warrants and conversion of convertible loan are anti-dilutive, and have not been included in computing dilutive earnings/loss per ordinary share.

P.	Stock Option Plan

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

Q.	Reclassification

Certain prior years amounts have been reclassified in conformity with the current year’s financial statements presentation.

S.	Fair Value Measurements

On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

S.	Fair Value Measurements (cont’d)

Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement is based on the lowest level input that is significant to the fair value measurement in its entirety.

T.	Derivative instruments

The Company enters into option contracts and forward exchange agreements in order to reduce its exposure with respect to various commitments in currencies other than the dollar, primarily, in connection with expenses in New Israeli Shekels.

The Company does not issue or hold derivative financial instruments for trading purposes, but rather to manage its foreign currency exposure. Nevertheless, these transactions do not meet all the conditions for hedge accounting pursuant to generally accepted accounting principles SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and accordingly, the results of such transactions are recorded directly to financial expenses.

U.	Recently Issued Accounting Standards

1.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. No material impact is expected of adopting Statement 141(R) on the Company’s financial position and results of operations.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

U.	Recently Issued Accounting Standards (cont’d)

2.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

2.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009. The Company is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

NOTE 3 – CASH AND CASH EQUIVALENTS

		December 31,

	Interest Rate As of December 31, 2008%	2008	2007

		U.S. Dollars (In thousands)

Cash in hand and in banking institutions *		15,376	6,129
Deposits*	0.1 – 0.9	388	12,472
Restricted cash		185	–

		15,949	18,601

* Predominantly U.S. Dollar denominated.

As of December 31, 2008, approximately $90 thousand were restricted against a credit lines to banking institutions in Hong-Kong (Denominated in Hong Kong Dollars), and approximately $95 thousand were restricted against a credit lines to banking institutions in Belgium (Denominated in Euro).

NOTE 4 – MARKETABLE SECURITIES

	December 31,

	2008	2007

	U.S. Dollars (In thousands)

Available for sale:
Corporate debt securities	–	1,195
Auction rate securities	–	1,275

	–	2,470

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 4 – MARKETABLE SECURITIES (cont’d)

The carrying amount, gross unrealized holding losses, and fair value of available-for-sale debt securities by major security type and class of security at December 31, 2007 were as follows:

	Carrying amount	Gross unrealized Holding (losses)	Fair value

	U.S. Dollars (In thousands)

At December 31, 2007:
Available for sale:
Corporate debt securities	1,195	–	1,195
Auction rate securities	1,275	–	1,275

	2,470	–	2,470

Proceeds from the sale of investment securities available for sale were $2,875 $6,425 and $3,900 in 2008, 2007 and 2006, respectively; gross realized gains included in other financial income (expenses), net in 2008, 2007 and 2006 were $8, $25 and $6, respectively.

The marketable securities are presented in:

	December 31, 2008	December 31, 2007

	U.S. Dollars (In thousands)

Current assets	–	1,395
Long term assets	–	1,075

	–	2,470

NOTE 5 – INVENTORIES

	December 31,

	2008	2007

	U.S. Dollars (In thousands)

Components	15,170	14,654
Systems partially completed	3,710	3,739
Completed systems, including systems not yet purchased, at customer locations	12,565	15,850

	31,445	34,243

Inventories are presented in:

	December 31, 2008	December 31, 2007

	U.S. Dollars (In thousands)

Current assets	9,792	34,243
Long term assets	21,653	–

	31,445	34,243

Inventory write-offs amounted to $4,446, $2,509 and $3,052 thousand in 2008, 2007 and 2006, respectively.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 5 – INVENTORIES (cont’d)

Long term Inventory:
At December 31, 2008, $21,653 thousands of the Company’s inventory is in excess of requirements for the year 2009 based on Management’s estimate and the recent level of sales. Management believes that this amount will be utilized according to its forecasted sales. Additionally, Management has developed a program to reduce this inventory to desired levels over the near term and believes no loss will be incurred on its disposition. No estimate can be made of a range of amounts of loss that are reasonably possible should the forecasted sales and its program to reduce the level of inventory not be successful.

NOTE 6 – OTHER CURRENT ASSETS

	December 31,

	2008	2007

	U.S. Dollars (In thousands)

Due from Government institutions	529	1,265
Income tax receivables	107	128
Due from employees	99	146
Prepaid expenses	551	485
Advances to suppliers	66	6
Deposits for operating leases	195	202
Other	382	384

	1,929	2,616

NOTE 7 – FIXED ASSETS

	December 31,

	2008	2007

	U.S. Dollars (In thousands)

Land	863	863
Building	9,789	9,695
Machinery and equipment	7,332	5,885
Office furniture and equipment	4,602	4,272
Automobiles	149	169
Leasehold improvements	889	748

	23,624	21,632
Less accumulated depreciation	7,976	6,307

	15,648	15,325

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 aggregated to $1,909 $1,289 and $792 thousand, respectively.

The Company determined that current market conditions indicated that a triggering event had occurred and accordingly performed step 1 of the impairment test required by FAS 144. Based the undiscounted cash flow calculation, the Company determined that there was no impairment.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 8 – OTHER ASSETS

	December 31,

	2008	2007

	U.S. Dollars (In thousands)

Deposits for operating leases	453	460
Intangible assets (A)	575	263

	1,028	723

A.	Patents registration costs

	December 31, 2008

	Gross carrying amount	Accumulated amortization	Intangible Assets, net	Amortization period

	U.S. Dollars (In thousands)			Years

Patents registration costs	635	60	575	10

	December 31, 2007

	Gross carrying amount	Accumulated amortization	Intangible Assets, net	Amortization period

	U.S. Dollars (In thousands)			Years

Patents registration costs	283	20	263	10

Amortization expense for the years ended December 31, 2008, 2007 and 2006 aggregated to $40, $18 and $2 thousand, respectively.

As of December 31, 2008, the estimated aggregate amortization of intangible assets for the years 2009 to 2013 is $64 thousands for each of the years.

The Company determined that current market conditions indicated that a triggering event had occurred and accordingly performed step 1 of the impairment test required by FAS 144. Based the undiscounted cash flow calculation, the Company determined that there was no impairment.

NOTE 9 – SHORT TERM LOAN

In November 2008, the Company received a short term loan of $1.5 million. The loan bears interest of LIBOR + 2.5%. (December 31, 2008 – 4.875%).

Under this credit line the Company was subject to the following main covenants:

1.	The shareholders’ equity should not decrease to below $ 50 million.

2.	The shareholder’s equity shall represent at least 60% of the total assets of the Company.

3.	The revenues level should not decrease to below $60 million.

4.	The ratio between borrowings from bank institutes to other payables should not exceed 70%.

As of December 31, 2008 the Company was in compliance with the aforementioned covenants.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 10 – OTHER CURRENT LIABILITIES

	December 31,

	2008	2007

	U.S. Dollars (In thousands)

Accrued compensation and related benefits	3,989	4,330
Government institutions	416	315
Income tax payables	305	421
Accrued warranty costs	783	934
Commissions	1,779	2,204
Advances from customers and deferred revenues	2,603	2,207
Accrued expenses	1,507	1,054

	11,382	11,465

Changes in the product warranty obligation are as follows:

	December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Beginning of year	934	1,057	1,162
Change in estimates	–	–	(442)
New warranties	1,595	1,534	2,020
Reductions	(1,746)	(1,657)	(1,683)

End of year	783	934	1,057

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 11 – CONVERTIBLE LOAN

	December 31,

	2008	2007

	U.S. Dollars (In thousands)

U.S. Dollar denominated loan, bearing annual interest of Libor + 2.1%	3,333	5,000

Repayment dates of convertible loan subsequent to December 31, 2008:

U.S. Dollars (In thousands)

2009	1,667
2010	1,666

3,333

On August 23, 2005 (the “closing date”) the Company raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (“FIMI”). The loan is payable in three equal annual payments starting at the third anniversary of the closing date. The lenders have the right to postpone the repayments to the end of the fifth anniversary from the closing date. The loan bears annual interest of Libor + 2.1% (December 31, 2008 – 3.525%). The interest is payable every three months. Conversion of the loan, in a whole or in part, is at the lender’s option on any given business day after the closing date.

Conversion price per one ordinary share is $5.50, however, in the event that the average closing price of the Company’s shares as reported on Nasdaq for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing date, is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00. As of December 31, 2008 the conversion price per one ordinary share is $3.19.

The Company is subject to the following main covenants:

1.

The shareholders’ equity should not decrease to below $45 million, or, $40 million as a result of dividend distributions. Shareholders’ equity may not decrease by more than 10%, unless such deviation is cured within three consecutive financial quarters immediately following the financial quarter in which such decrease had occurred.

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

As of December 31, 2008 the Company was in compliance with the aforementioned covenants.

There is no assurance that the Company will be able to comply with the covenants at December 31, 2009.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 12 – SEVERANCE PAY

Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.

The liability in respect of most of its employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund or by individual insurance policies. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	The liability for severance pay which is not covered by the contribution plan, amounted to $271 and $268 thousand as of December 31, 2008 and 2007, respectively.

3.	Severance pay expenses were $924, $851 and $750 thousand in 2008, 2007 and 2006, respectively.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

A.	Operating leases

The Company’s subsidiaries have entered into various non cancelable operating lease agreements, principally for office space. In May 2007, the Company entered into a noncancelable operating lease for vehicles for a period of 36 months.

As of December 31, 2008, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars (In thousands)

2009	1,712
2010	890
2011	434
2012	85
Thereafter	–

3,121

Aggregate office rent expenses amounted to $854, $730 and $572 thousand in 2008, 2007 and 2006, respectively.

B.	Valuation accounts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of period	Provision	Write-off	Balance at end of period

	U.S. Dollars (In thousands)

2006	2,206	778	(131)	2,853
2007	2,853	583	(167)	3,269
2008	3,269	722	(238)	3,753

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 13 – COMMITMENTS AND CONTINGENCIES (cont’d)

C.	Factoring of financial assets

The Company entered into accounts receivable factoring agreements with two financial institutions (the “banks”). Under the terms of the agreements, the Company has the option to factor receivables with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities- a replacement of FASB Statement No. 125”. The Company does not expect any reimbursements to take place in the foreseeable future.

The factoring fees of the above mentioned agreements aggregate $24 thousand in 2008. ($52 thousand in 2007).
As of December 31, 2008 trade receivables amounting to approximately $520 thousand, were factored. (December 31, 2007 - $560 thousand).

D.	Litigation

1.

On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by a competitor, Orbotech Ltd., alleging that the Company’s Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunctive relief and damages. Currently, the issue dealt with by the court is the validity of the asserted patent, which expired in February 2008. Also, the court advised the parties to turn to mediation. The Company believes that it has substantial defenses against the validity of the Orbotech’s patent and substantial defenses against Orbotech’s claim. Accordingly, no provision has been recorded by the Company.

2.

On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of a patent held by Orbotech Ltd. regarding a specific illumination block, seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor opinion and prime facie evidence only, that the Company infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. Among others, the Company has filed two motions for the lawsuit to be dismissed, both still pending. As detailed in section 1 above, the parties are due to attend a mediation meeting. The Company believes that any liability arising from the law suit is not probable. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech. Accordingly, no provision has been recorded by the Company.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

D.	Litigation (cont’d)

3.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota by one of the Company’s competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. together with August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. The Company has filed an answer and counterclaims alleging, inter-alia, non-infringement, invalidity and unenforceability of the patent. On December 15, 2006 the Company filed an Amended Answer and Counterclaims, alleging that the patent was unenforceable due to inequitable conduct.

Trial before a jury in Minneapolis, Minnesota began on February 2, 2009, and on March 6, 2009 a jury verdict was rendered in favour of Rudolph, awarding damages of approximately $6.8 million with regard to sales of Camtek’s Falcon products in the United States. The jury also found that the infringement was not wilful. As of the date of these financial statements, no judgement has been entered with respect to this verdict. The alleged infringement refers to a US patent only, and, therefore, any judgement or injunction, if issued, would not have any effect other than in the US.

On March 27, 2009, plaintiffs filed a motion for entry of judgement, permanent injunction, prejudgement interest and a request for an accounting for supplemental damages. The Company believes this motion is premature at least until the Company’s motions on invalidity and the remaining issues relating to inequitable conduct are resolved. As a result, the Company will be filing a motion to stay a decision on plaintiffs’ March 27 motion shortly.

The Company intends to aggressively pursue motions for a new trial and/or for judgment in its favor notwithstanding the verdict, as well as an appeal, if necessary. Although it is difficult to estimate the outcome of a patent infringement case, and while estimating the outcome of litigation can never be a precise exercise, the Company believes that the probability that Plaintiffs Rudolph and August will be ultimately successful (after motions and after appeal, if necessary) is less than 50%. Accordingly, no provision has been recorded by the Company.

4.

On March 7, 2008, a purported class action complaint (the “Class Action Complaint”), Yuval Lapiner v. Camtek, Ltd. et al., was filed in the United States District Court for the Northern District of California on behalf of purchasers of the Company’s common stock between November 22, 2005 and December 20, 2006. The Class Action Complaint names the Company and certain of its directors and officers as defendants. It alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. The Company filed a motion to dismiss the CAC, as amended, on February 17, 2009. The hearing on this motion is currently set for June 5, 2009. Management does not believe that the Class Action Complaint has merit and intends to defend itself vigorously. Accordingly, no provision has been made in the financial statements in respect of this claim.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 14 – CONCENTRATION OF RISK AND FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits, marketable securities and trade receivables. The Company’s cash equivalents and marketable securities are maintained with multiple high-quality institutions and the composition and maturities of investments are regularly monitored by management. Generally, these securities and deposits are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk.

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

Liquidity

The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2009. If available liquidity is not sufficient to meet the Company’s operating and loan obligations as they come due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2009. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

Derivative Instruments

The Company enters into foreign exchange derivatives to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency derivatives are less than one year. The notional amounts and fair value of derivatives as of December 31, 2008 are:

	Notional amount	Fair market value

	U.S. Dollars (In thousands)

Forward (dollars/NIS)	600	(7)

Options

Buy put options (Buy dollars and Sell NIS)	3,900	130

Sell call options (Sell dollars and Buy NIS)	3,900	(75)

The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 15 – SHAREHOLDERS’ EQUITY

A.	General

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT.

In December 2005 the Company registered its shares to be listed and traded in the Tel-Aviv stock exchange.

B.	Private Placement

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

C.	Purchase of Ordinary Shares

In 2008, the Board of Directors has authorized a share repurchase program, involving the repurchase from time to time of the Company’s Ordinary Shares. Repurchases will not exceed a total aggregate price of $2 million.

D.	Stock Option Plan

As of December 31, 2008, the Company has five stock option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

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

As of December 31, 2008, there are 98,531 additional options available for grant under the Plan. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007 Grant	2006 Grant

Dividend yield	0	0
Expected volatility *	83%-84%	86%-87%
Risk-free interest rate	5%	5%
Expected life (years) **	6	6

*	Historical volatility

**	The company used the simplified method to estimate the expected life as permissible under SAB 107.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 15 – SHAREHOLDERS’ EQUITY (Cont’d)

D.	Stock Option Plan (Cont’d)

The weighted average grant date fair value of options granted during the years ended 2007 and 2006 was $3.19 and $5.38 respectively, no options were granted during the year ended December 31, 2008. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $97,713, $101,128 and $246,756 respectively. The total intrinsic value of options vested at December 31, 2008 was $29,250.

Total stock option compensation expense amounted to $207, $426 and $766 thousand in 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was $157,831 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.22 years.

Share option activity during the past three years is as follows:

	Year Ended December 31,

	2008		2007		2006

	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$

Outstanding at January 1	807,841	2.78	929,964	2.46	1,315,650	2.06
Granted	–	0.00	45,000	4.32	60,000	5.19
Forfeited	(40,200)	2.82	(74,263)	2.78	(13,980)	2.37
Exercised	(82,150)	0.00	(92,860)	0.34	(431,706)	1.63

Outstanding at year end	685,491	3.12	807,841	2.78	929,964	2.46

Vested at year end	617,491	2.99	670,841	2.56	665,729	2.22

	Number of shares outstanding	Weighted average exercise price US$	Weighted average remaining contractual term (years)	Aggregate intrinsic Value (in US$ thousands)

Outstanding as of December 31, 2008	685,491	3.12	5.70	138,059

Vested and expected to vest at December 31, 2008	644,362	3.12	5.70	129,776

Exercisable at December 31, 2008	617,491	2.99	5.49	99,059

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 15 – SHAREHOLDERS’ EQUITY (Cont’d)

D.	Stock Option Plan (Cont’d)

The following table summarizes information about share options at December 31, 2008:

Range of exercise price US$	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price US$	Number exercisable	Weighted average exercise price US$

0.00	32,190	4.55	0.00	32,190	0.00
2.98-3.29	423,301	4.98	2.98	423,301	2.98
3.00	125,000	6.74	3.00	112,500	3.00
5.00	50,000	7.37	5.00	30,000	5.00
6.15	10,000	7.58	6.15	6,000	6.15
4.50	30,000	8.06	4.50	9,000	4.50
3.95	15,000	8.23	3.95	4,500	3.95

	685,491	5.7	3.12	617,491	2.99

The following table summarizes information about nonvested options at December 31, 2008:

	Options	Weighted average grant- date fair value

Balance at January 1, 2008	137,000	3.84
Granted	–	–
Vested	(69,000)	3.28
Forfeited	–	–

Balance at December 31, 2008	68,000	4.41

E.	Restricted Share Unit Plan

In August 2007, the Company adopted a Restricted Share Unit (“RSU”) Plan (the ”Plan”) pursuant to which the Company’s board of directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 300,000 authorized but unissued Shares, after it was increased in 2008 by an additional 120,000 from 180,000 authorized but unissued shares.

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

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 15 – SHAREHOLDERS’ EQUITY (Cont’d)

E.	Restricted Share Unit Plan (cont’d)

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
Forfeited units are returned to the pool.
Total share based awards expense amounted to $64 thousand in 2008.
The total unrecognized compensation cost amounted to $212 thousand, which is being amortized over the vesting period.

As of the balance sheet date the number of RSU’s available for grant was 130,250.

Activity under the Restricted Share Unit Plan was as follows:

	Awards Available For grant	Number of awards outstanding	Weighted- average fair value

Balance as of January 1, 2007	–	–	$–
RSU Plan	180,000	–	–
Awards granted	(25,200)	25,200	1.88

Balance as of December 31, 2007	154,800	25,200	1.88
RSU Plan	120,000	–	–
Awards granted	(161,300)	161,300	1.58
Forfeited	16,750	(16,750)	1.72

Balance as of December 31, 2008	130,250	169,750	1.61

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 16 – EARNINGS (LOSS) PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted earnings (loss) per Ordinary Share for the years indicated:

	Year ended December 31,

	2008	2007	2006

	(In thousands)

Net income (loss) attributable to Ordinary Shares	$(9,557)	$(7,691)	$11,603

Weighted average number of Ordinary Shares outstanding used in basic earnings per Ordinary Share calculation	29,916	30,145	29,176

Add assumed exercise of outstanding dilutive potential Ordinary Shares	–	–	377

Weighted average number of Ordinary Shares outstanding used in diluted earnings per Ordinary Share calculation	29,916	30,145	29,553

Basic earnings (losses) per Ordinary Share	$(0.32)	$(0.25)	$0.40

Diluted earnings (losses) per Ordinary Share	$(0.32)	$(0.25)	$0.39

The number of options which were not considered in computing dilutive earnings (losses) per share because their impact is anti-dilutive aggregated 138,791 and 176,314 in 2008 and 2007, respectively.

The convertible loan which is convertible to 1,044,828 shares, 1,567,398 shares and 909,091 shares in 2008, 2007 and 2006, respectively, was not considered in computing diluted earnings (losses) because of anti-dilutive impact.

NOTE 17 – GEOGRAPHIC INFORMATION

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

China and Hong Kong	25,973	30,187	33,713
Asia- Other	20,076	12,676	20,413
United States	10,759	3,983	15,622
Taiwan	7,629	12,935	12,895
Western Europe	7,654	8,081	9,170
Japan	2,640	2,134	6,716
Rest of the world	732	973	1,526

	75,463	70,969	100,055

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – SELECTED INCOME STATEMENT DATA

A.	Revenues

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Printed Circuit Boards and IC substrates	33,299	39,283	53,028
Microelectronics	28,823	20,371	39,442
Service fees	13,341	11,315	7,585

Total Revenues	75,463	70,969	100,055

B.	Selling, general and administrative expenses

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Selling (a1)	15,886	17,309	21,000
General and administrative	8,948	6,810	6,850

	24,834	24,119	27,850

(a1) Including shipping and handling costs	2,036	2,173	2,626

C.	Financial income (expenses), net

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Interest expense	(277)	(320)	(422)
Interest income	181	311	795
Other, net	1,096	(119)	(661)

	1,000	(128)	(288)

Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $1,241, $66 and $(435) thousand in 2008, 2007 and 2006, respectively.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 19 – INCOME TAXES

A.	Tax under various laws

The Company and its subsidiaries are assessed for tax purposes on a separate basis. The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”) (See Note 19 H). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

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

In addition, the Amendment provides that the terms and benefits included in any approval certificate issued prior to December 31, 2004 will remain subject to the provisions of the Investment Law as they were on the date of such prior approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiating Enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2014 (“Programs”).

Out of the Company’s retained earnings as of December 31, 2008 approximately $19.6 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $2.8 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law; effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2008, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $4.9 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $0.7 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 19 – INCOME TAXES (Cont’d)

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

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Income (loss) before income taxes:
Israel	(10,934)	(9,515)	10,256
Non-Israeli	2,147	2,186	1,388

	(8,787)	(7,329)	11,644

Income tax expense (benefit):
Current:
Israel	112	–	–
Non-Israeli	88	394	475

	200	394	475

Deferred:
Israel	478	16	(160)
Non-Israeli	92	(48)	(274)

	570	(32)	(434)

	770	362	41

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 19 – INCOME TAXES (Cont’d)

E.	Income taxes included in the income statements:

The following is a reconciliation of the theoretical income tax expense (benefit), assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense (benefit):

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Income (loss) before income taxes	(8,787)	(7,329)	11,644

Statutory tax rate	27%	29%	31%

Theoretical income tax expense (benefit)	(2,372)	(2,125)	3,610

Increase (decrease) in income tax expense resulting from:

Tax benefits arising from “Approved and Beneficiating Enterprises” and preferential tax rate in China	(455)	(141)	(1,641)

Decrease in tax expense resulting from utilization of tax loss carryforwards and deductible temporary differences for which deferred tax benefits were not recognized in previous years	(181)	(1,205)	(1,337)

Change in valuation allowance from tax losses and deductible temporary differences for which deferred tax benefits are not recorded in the current year	4,523	6,931	351

Permanent differences and nondeductible expenses, including differences between Israeli currency adjusted tax returns and dollar-adjusted financial statements-net	(517)	(2,560)	(1,318)

Nondeductible stock-based compensation	73	124	237

Prior period adjustments	39	138	61

Other *	(340)	(800)	78

Actual income tax expense	770	362	41

Per share effect of the tax benefits arising from “Approved and Beneficiating Enterprises” and preferential tax rate in China:

Basic	$0.02	$0.00	$0.06

Diluted	$0.02	$0.00	$0.06

* Mainly due to foreign tax rate differential.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 19 – INCOME TAXES (Cont’d)

F.	Income taxes included in the balance sheets
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31

	2008	2007

	U.S. Dollars (In thousands)

Current:
Allowance for doubtful accounts	312	294
Accrued warranty	15	15
Unearned revenue	268	230
Accrued expenses	228	215
Other temporary differences *	662	538

Total gross current deferred tax assets	1,485	1,292
Valuation allowance	(1,446)	(1,168)

Current deferred tax asset, net of valuation allowance	39	124

Long-term:
Net operating losses (NOL) carryforwards	4,708	3,552
Severance pay	5	5
Fixed assets	(23)	(19)
Other temporary differences *	340	536

Total gross long-term deferred tax assets	5,030	4,074
Valuation allowance	(4,903)	(3,462)

Long-term deferred tax asset, net of valuation allowance	127	612

Net deferred tax assets	166	736

* Other temporary differences mainly relate to research and development expenses.

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the future realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established to reduce the deferred tax assets to their estimated realizable value. The net change in the total valuation allowance was an increase of $1,719 and $2,445 thousand for the years ended December 31, 2008 and 2007, respectively, and a decrease of $501 thousand for the year ended December 31, 2006.

As of December 31, 2008, Camtek has not provided for income taxes on the undistributed earnings of approximately US$1,500 thousand of one of its foreign subsidiaries since these earnings are intended to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

As of December 31, 2008, the Company and its subsidiary in Israel have regular NOL carryforwards aggregating approximately $12,737 thousand, and NOL available for offset from Approved and Beneficiating Enterprises aggregating approximately $24,176 thousand. These NOL can be carried forward indefinitely.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 19 – INCOME TAXES (Cont’d)

F.	Income taxes included in the balance sheets (cont’d)

As of December 31, 2008, the major foreign subsidiaries have NOL carryforwards aggregating approximately $4,371 thousand, of which approximately $2,508 thousand will expire from 2009 to 2023 and approximately $1,863 thousand can be carried forward indefinitely.

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

As of January 1, 2007, and for the years ended December 31, 2007, and 2008, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the years ended December 31, 2007 and 2008, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong and United States of America. The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2004 while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1997 in Belgium, 2001 in Hong Kong and 2004 in the United States of America.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 20 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

A.	balances with related parties:

	December 31, 2008	December 31, 2007

	U.S. Dollars (In thousands)

Accounts receivable	256	–
Due from affiliates	414	251
Due to affiliates	294	866

B.	Transactions with related parties:

	Year Ended December 31,

	2008	2007	2006

	U.S. Dollars (In thousands)

Purchases from Parent and affiliates	1,804	1,876	3,244
Interest income (expense) from Parent	(34)	(33)	16
Sales to Parent and affiliates	467	27	407

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

On December 30, 2004, the Registration Rights Agreement with Parent was amended. The amendment concerns primarily the grant of unlimited shelf registration rights thereunder to Parent with respect to its holdings in the Company, and the assignability of those shelf registration rights to its transferees.

CAMTEK LTD. and its subsidiaries

Notes to Consolidated Financial Statements

NOTE 20 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont’d)

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

NOTE 21 – SUBSEQUENT EVENTS

A.

On February 17, 2009, the Company has implemented an additional reduction of its global work force by 68 employees. This reduction represented about 14% of the Company’s current total workforce of 480.

B.

On February 1, 2009, 14,000 RSU were granted to employees. In addition, on March 12, 2009, 7,560 RSU were granted to the chairman of the board of directors and to a director, are subject to the approval of the Annual General Meeting of the Company’s shareholders.

Item 19.	Exhibits.

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).‡

1.2	Articles of Registrant (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.1	Amended and Restated Employee Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.2	Amended and Restated Subsidiary Employee Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.3	Employee Share Option Plan – Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-49982, filed with the Securities and Exchange Commission on November 15, 2000).

4.4	Executive Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-8, File No. 333-60704, filed with the Securities and Exchange Commission on May 11, 2001).

4.5	2003 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8, File No. 333- 113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.6	Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.7	Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S- 8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.8	2007 Restricted Share Unit Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2008).

4.9	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.10	Registration Rights Agreement, by and between the Registrant and Priortech Ltd., dated March 1, 2004 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.11	Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004. (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

4.12	Convertible Loan Agreement, by and between the Registrant and FIMI Opportunity Fund, L.P., and FIMI Israel Opportunity Fund, dated August 8, 2005 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

8.1	Subsidiaries of the Registrant.*

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International.*

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD. By: /s/ Rafi Amit —————————————— Rafi Amit Chief Executive Officer

Date: April 7, 2009