Form 20-F/A
period 2008-12-31
CAMTEK LTD
filed 2009-08-13
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A
(Amendment No. 1)

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
E-mail: mirar@camtek.co.il
Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel
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

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer     ☐ Accelerated Filer     ☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by the International
Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F (the “Annual Report”) is being filed by Camtek Ltd. (the “Registrant”) with the Securities and Exchange Commission for the sole purpose of correcting a clerical error under the caption “Related Party Transactions” in Item 7 relating to our purchases of materials from, and revenues from sales to, Priortech Ltd. and its affiliates, which information was accurately disclosed in Note 20 to the financial statements set forth in Item 18 of the Annual Report.

        This Amendment No. 1 consists of a cover page, this explanatory note, Item 7 as amended, the exhibit index, the signature page and the required certifications of the principal executive officer and principal financial officer of the Registrant.

        Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Annual Report was filed.

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

Ordinary Course Transactions and Activities with Priortech and its Affiliates

        From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $1,803,000, $1,876,000 and $3,244,000 in 2008, 2007 and 2006, respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms is comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $467,000, $27,000 and $407,000 in 2008, 2007 and 2006, respectively. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and its subsidiaries in Israel and us bear interest at 5.5%. As of December 31, 2008, the remaining balance Priortech and its affiliates owed us under transactions made in the ordinary course of business with them was $376,000.We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

Employment Agreements with Messrs. Rafi Amit and Yotam Stern

        Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, our Chief Executive Officer. Pursuant to his employment agreement, Mr. Amit may dedicate up to 20% of his time to work for Priortech or any of the Priortech entities (for further details see ” Employment Agreements “).

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

        Messrs. Amit and Stern do not receive any additional compensation for their service as our directors.

C.	Interests of Experts and Counsel.

        Not Applicable.

Item 19.	Exhibits.

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).‡

1.2	Articles of Registrant (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.1	Amended and Restated Employee Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.2	Amended and Restated Subsidiary Employee Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.3	Employee Share Option Plan - Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-8, File No. 333-49982, filed with the Securities and Exchange Commission on November 15, 2000).

4.4	Executive Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-8, File No. 333-60704, filed with the Securities and Exchange Commission on May 11, 2001).

4.5	2003 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, File No. 333- 113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.6	Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.7	Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S- 8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.8	2007 Restricted Share Unit Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2008).

4.9	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.10	Registration Rights Agreement, by and between the Registrant and Priortech Ltd., dated March 1, 2004 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.11	Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004. (incorporated herein by reference to Exhibit 4.10 to the Registrant's Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

4.12	Convertible Loan Agreement, by and between the Registrant and FIMI Opportunity Fund, L.P., and FIMI Israel Opportunity Fund, dated August 8, 2005 (incorporated herein by reference to Exhibit 4.11 to the Registrant's Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

8.1	Subsidiaries of the Registrant. (incorporated herein by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on April 8, 2009)

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International. (incorporated herein by reference to Exhibit 15.1 to the Registrant's Annual Report on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on April 8, 2009)

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD. By: /s/ Rafi Amit —————————————— Rafi Amit Chief Executive Officer

Date: August 13, 2009