Form 20-F/A
period 2006-12-31
CAMTEK LTD
filed 2009-11-09
CIK 1109138

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

☐ Yes     ☒ No

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Annual Report”) is being filed by Camtek Ltd. (the “Registrant”) with the Securities and Exchange Commission for the sole purpose of filing the audit report of Brightman Almagor & Co. and Goldstein Sabo Tevet in Item 18 of the Annual Report.

        This Amendment No. 1 consists of a cover page, this explanatory note, the financial statements, as amended, required by Item 18, the exhibit index, the signature page and the required certifications of the principal executive officer and principal financial officer of the Registrant.

        Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Annual Report was filed.

Item 18.	Consolidated Financial Statements.

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

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, June 28, 2007

REPORT OF INDEPENDENT REGISTRATED PUBLIC ACCOUNTING FIRMS

To the Shareholders of
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations, and their cash flows for each of the three years then ended, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.	Goldstein Sabo Tevet

Certified Public Accountants	Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 12, 2006.

F - 2

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

B.	Subsequent to balance sheet date the company granted 45,000 share options at an exercise price of $4.50 per share and 8,000 share options were exercised at a weighted average exercise price of $2.86.

F – 29

Item 19.	Exhibits.

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).‡

1.2	Articles of Registrant (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.1	Amended and Restated Employee Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.2	Amended and Restated Subsidiary Employee Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.3	Employee Share Option Plan — Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-49982, filed with the Securities and Exchange Commission on November 15, 2000).

4.4	Executive Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-8, File No. 333-60704, filed with the Securities and Exchange Commission on May 11, 2001).

4.5	2003 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8, File No. 333- 113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.6	Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.7	Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S- 8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.8	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.9	Registration Rights Agreement, by and between the Registrant and Priortech Ltd., dated March 1, 2004 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.10	Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004. (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

4.11	Convertible Loan Agreement, by and between the Registrant and FIMI Opportunity Fund, L.P., and FIMI Israel Opportunity Fund, dated August 8, 2005 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

4.12	Press Release announcing the Company’s completion of $15,000,000 Private Placement dated April 28, 2006; Press Release announcing Priortech Ltd. Sale of Camtek shares to Israeli Institutional Investors dated June 21, 2006 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

8.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F- 1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International (attached to the original filing).

15.2	Consent of Brightman Almagor & Co., a member firm of Deliotte, Touche Tohmatsu, and Goldstein Sabo Tevet (attached to the original filing).

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD. By: /s/ Rafi Amit —————————————— Rafi Amit Chief Executive Officer

Date: November 9, 2009