Form 20-F/A
period 2007-12-31
CAMTEK LTD
filed 2009-11-09
CIK 1109138

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

☐ Yes     ☒ No

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Annual Report”) is being filed by Camtek Ltd. (the “Registrant”) with the Securities and Exchange Commission for the sole purpose of filing the audit report of Brightman Almagor & Co. and Goldstein Sabo Tevet in Item 18 of the Annual Report.

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

F – 33

Item 19.	Exhibits.

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).‡

1.2	Articles of Registrant (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.1	Amended and Restated Employee Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.2	Amended and Restated Subsidiary Employee Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.3	Employee Share Option Plan – Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-49982, filed with the Securities and Exchange Commission on November 15, 2000).

4.4	Executive Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-8, File No. 333-60704, filed with the Securities and Exchange Commission on May 11, 2001).

4.5	2003 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8, File No. 333- 113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.6	Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.7	Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S- 8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.8	2007 Restricted Share Unit Plan (attached to the original filing).

4.9	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.10	Registration Rights Agreement, by and between the Registrant and Priortech Ltd., dated March 1, 2004 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-113208, filed with the Securities and Exchange Commission on April 5, 2004).

4.11	Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004. (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

4.12	Convertible Loan Agreement, by and between the Registrant and FIMI Opportunity Fund, L.P., and FIMI Israel Opportunity Fund, dated August 8, 2005 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

4.13	Press Release announcing the Company’s completion of $15,000,000 Private Placement dated April 28, 2006; Press Release announcing Priortech Ltd. Sale of Camtek shares to Israeli Institutional Investors dated June 21, 2006 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 29, 2006).

8.1	Subsidiaries of the Registrant (attached to the original filing).

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International (attached to the original filing).

15.2	Consent of Brightman Almagor & Co., a member firm of Deliotte, Touche Tohmatsu, and Goldstein Sabo Tevet (attached to the original filing).

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD. By: /s/ Rafi Amit —————————————— Rafi Amit Chief Executive Officer

Date: November 9, 2009