Form 20-F
period 2009-12-31
CAMTEK LTD
filed 2010-06-07
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

 (Mark One)

☐   Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒   Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

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

29,235,743 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes                      ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes                      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes                      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

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

A.           Selected Consolidated Financial Data.

We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2009, 2008 and 2007, and "Selected Balance Sheet Data" as of December 31, 2009 and 2008 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2006 and 2005 and "Selected Balance Sheet Data" as of December 31, 2007, 2006 and 2005 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	$39,196	$62,135	$59,654	$92,470	$56,987
Service fees	14,325	13,328	11,315	7,585	6,045
Total revenues	53,521	75,463	70,969	100,055	63,032
Cost of revenues:
Cost of products sold	25,069	37,073	32,769	42,600	28,262
Cost of services	10,970	10,542	9,171	5,842	4,519

Total cost of revenues	36,039	47,615	41,940	48,442	32,781
Gross profit	17,482	27,848	29,029	51,613	30,251

Research and development costs	10,319	12,801	12,111	11,831	8,469
Selling, general and administrative expenses	17,667	24,834	24,119	27,850	18,760
Total operating expenses	27,986	37,635	36,230	39,681	27,229
Operating (loss) income	(10,504)	(9,787)	(7,201)	11,932	3,022
Financial income (expenses), net	(952)	1,000	(128)	(288)	(320)

Income (loss) before income taxes	(11,456)	(8,787)	(7,329)	11,644	2,702
Income taxes (benefit)	(386)	(770)	(362)	(41)	-

Net income (loss)	$(11,842)	$(9,557)	$(7,691)	$11,603	$2,702

Earnings (loss) per ordinary share:
Basic	$(0.40)	$(0.32)	$(0.25)	$0.40	$0.10
Diluted	$(0.40)	$(0.32)	$(0.25)	$0.39	$0.10

Weighted average number of ordinary shares outstanding:
Basic	29,218	29,916	30,145	29,176	27,253
Diluted	29,218	29,916	30,145	29,553	27,586

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$15,802	$15,949	$18,601	$23,358	$8,714
Total assets	79,415	84,735	98,465	110,806	75,239
Bank credit	-	-	-	-	-
Convertible loan	1,666	3,333	5,000	5,000	5,000
Total liabilities	28,394	22,020	25,559	30,668	22,621
Additional paid in capital	60,279	60,281	60,010	59,552	43,857
Shareholders’ equity	51,021	62,715	72,906	80,138	52,618
Ordinary issued and outstanding shares	29,235,743	29,135,108	30,133,715	30,040,855	27,083,897

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

Risk Factors Related to Our Business and Our Markets

We have a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems.

Despite having had net income of $11.6 million and $2.7 million in 2006 and 2005, respectively, we incurred net losses of $11.8 million, $9.6 million and $7.7 million in 2009, 2008 and 2007, respectively. We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

In 2009 our operations provided $3.9 million in cash while in 2008 we used $2.9 million of our cash in operations. At December 31, 2009, we had cash and cash equivalents of $15.8 million.  We may use cash in our operations during 2010, and may continue to incur significant additional legal expenses and other costs associated with certain patent infringement actions; a judgment has been rendered in favor of a competitor in its patent infringement case against Camtek awarding, among others, damages of approximately $6.8 million and pre-judgment interest of approximately $1.2 million. See below “Our products may infringe on the intellectual property rights of others, which could result in claims against us”.  We are currently pursuing post-judgment motions to overturn or modify this judgment.  Should we be unsuccessful, we plan to appeal this judgment. During this period additional post-trial interest may accrue.  A payment of any sums set forth in the judgment, if and when required, may adversely affect our liquidity and require us to further reduce our expenses and/or to arrange for additional financing.

If available liquidity is not sufficient to meet our operating and other obligations as they come due, our plans include pursuing additional financing arrangements, the availability and terms of which are not assured, or further reducing expenditures as necessary to meet our cash requirements.

The markets we target are highly cyclical and the Company does not have any information that enables it to predict the cycles in these markets. Also, these markets are negatively affected by periods of down-turns, as the one recently experienced.

The semiconductor industry is characterized by cyclicality. As a result of our market penetration to the semiconductor industry, we experienced growth from this market from 2004 until the second quarter of 2006. In the second half of 2006 we were affected by the market's weakness, which continued to affect us until the third quarter of 2007. In the last quarter of 2007 and the first half of 2008 we experienced growth unrelated to increased capacity in this market. In the second half of 2008 and during 2009 our revenues from this market, as well as from our other markets, decreased, due to the severe global economic recession.

The printed circuit board and the IC substrate industries is also cyclical and experienced a prolonged and severe down-turn in 2002 and 2003, an expansion and growth during 2004, and significant fluctuation on a quarterly and annual basis thereafter. In 2005, there was a decrease in demand from our clients in the printed circuit board industry, as a result of a capacity adjustment in that market but in 2006 the demand from our clients in the printed circuit board market increased again. In the first quarter of 2007 we had a seasonal adjustment down but then an expansion during the second and third quarters of 2007, with a further adjustment down in the fourth quarter of 2007 and first half of 2008. During the second half of 2008 and during 2009 our revenues from the printed circuit board and IC substrate industries, and sales of our AOI systems to manufactures in these industries, were severely affected by the global economic recession.

The global economic recession recently experienced and the resulting decline in the electronics industry and reduced capital expenditures by manufacturers worldwide, has had, and may continue to have, a negative effect on our business, results of operations and financial condition.

In the event of a reduction in demand during cyclical downturns, as those we have experienced in the past and are likely to experience in the future, we have only a limited ability to reduce expenses without harming our ability to rapidly grow when our markets recover and demand increases again.  For example, in order to maintain such ability, we are required to make significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during downturns or capacity adjustments affecting the markets we serve.

Our future success depends on our ability to increase revenues from sales of AOI systems to both the back end and front end markets of the semiconductor industry. If our share in these markets fails to grow or we will fail to acquire customers to our new systems and applications, our results of operations will be adversely affected.

We are planning to increase our revenues from sales of AOI systems to both the back end and front end markets. Our future success in the semiconductor industry depends on our ability to continue to sustain and increase the acceptance rate of our AOI systems and new applications we included in our AOI systems offered to the back end market. Our success also depends on the acceptance rate of our new systems to the front end market, through the Gannet, as well as of our automated sample preparation systems, acquired through the acquisition of SELA - Semiconductor Engineering Laboratories Ltd ("Sela") (see below in Item 4.B "Business Overview – Our Business"). If the markets for our systems in the semiconductor industry do not develop at the rate we expect, whether as a result of our inability to obtain repeat orders from our customers or to acquire customers who would adopt our new systems, as well as our new applications to other AOI systems, an economic downturn, intensified competition, presentation to the market of alternative technologies, costly penetration of our new systems, changes in technology, changes in product standards, or otherwise - our results will be adversely affected.

In 2007 our revenues from our system to the back end market, the Falcon, significantly decreased, due to a downturn in the semiconductor industry. In 2008 our revenues from the Falcon increased by 48% above 2007 to $30 million, as a result of several multiple orders of technology-driven purchases and penetration to new customers with new applications. In 2009 our revenues from the semiconductor industry amounted to $20 million, a decrease which resulted from the recent global economic recession (the fourth quarter of 2009 included revenues from our new system, the Gannet, and Sela). We cannot assure you that we will be able to increase Falcon revenues to or above the levels previously achieved and/or to increase our revenues from our new systems.

 Since an injunction was issued in the lawsuit brought against us by Rudolph Technologies Inc. (see “Our products may infringe on the intellectual property rights of others, which could result in claims against us” below), we are prohibited from selling our Falcon systems in the United States, which resulted in a decline in our revenues from the Falcon there.

We expanded and may attempt to expand our activity in the markets we operate in through M&A activity. Such activity may result in operating difficulties, dilution, losses and other adverse consequences.

We plan to grow our business, in part through acquisitions. Our existing operations, as well as any future acquired businesses or assets, could involve numerous risks, including: post-merger integration difficulties; diversion of management's attention from our core business; failing to estimate the acquired business future performances and failing to execute such expectations; failing to enter new products to our existing or new markets; inaccurate evaluation of expected competition from strong competitors and/or of the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations.

In addition, we can not be certain that any future acquisition or merger will be successful. If the operation of the business of any acquisition or merger disrupts our operations, our business may suffer. Even if we successfully integrate the acquired businesses with our own, we may not receive the intended benefits of these acquisitions as a result of, for example, performances below expectations, changes in the economic or market conditions and the entering of stronger competitors or new technologies.

In addition, accounting issues are expected to influence our future results of operation such as possibility of impairment charges as a result of decline in value of goodwill and other intangible assets, an ongoing amortization of intangible assets acquired, financing expenses due to reevaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5 below - “Critical Accounting Policies“).

Future acquisitions could also result in potentially dilutive issuances of equity securities, decrease in our cash resources, incurrence of debt, contingent liabilities or impairment related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

In 2009 we invested efforts in the development of new growth engines by acquiring the assets of Printar Ltd. ("Printar") and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd ("Sela"), both Israeli companies; see below in Item 4.B "Business Overview – Our Business". The technology of one of the two major fields of Printar's activity, the solder mask, is in the development stage, so there is still risk associated with this activity, and our success is not guaranteed.

Longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our inventory and results of operations.  Excess inventory can lead to material inventory write-offs.

Our sales process for new products to new and existing customers involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of one to six months. More evaluation time is devoted during the initial penetration period for new products and for new customers in new markets, since these circumstances usually require engineering efforts to fix errors, customize tasks and add new features. In the second half of 2009 we increased our products offering to our customers in the semiconductor industry by introducing the Gannet and sample preparation systems (See in Item 4.B – Business Overview – Product Lines), therefore our finished goods inventory may increase disproportionately to our revenues.

At December 31, 2009, $4.7 million of our inventory was in excess of our estimate of our current requirements for 2010, based on our recent level of sales. We believe that this amount will be utilized according to our forecasted sales and that no loss will be incurred on its disposition. However, we cannot estimate a range of the amount of loss that is reasonably possible should the forecasted sales not be realized.  Any material impairment of aged or obsolete inventory could adversely affect our results of operations.

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

We operate an international sales and manufacturing organization. A substantial majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks.

We have sold our systems in over 30 countries around the world. In recent years, the majority of our sales were in the Asia Pacific region. In 2009, our sales in the Asia Pacific region accounted for approximately 82% of our total revenues, including approximately 36% of our total revenues from sales in China and Hong Kong, 16% from sales in Korea and 9% from sales in Taiwan. In addition, in 2009 we completed the transfer of the assembly of our AOI systems for the printed circuit board industry to our manufacturing facility in Suzhou, China. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, political instability, trade restrictions, a downturn in economic or financial conditions, as well as any extraordinary events having an adverse effect on the economy or business environment in this region may cause a significant decline in our future revenues and may have an adverse effect on our results of operations. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

The markets we serve are highly competitive. There is a dominant market participant for AOI systems both for the final inspection of silicon wafers in the semiconductor industry and in the printed circuit board industry, and some of our competitors have greater resources, all of which may make it difficult for us to maintain profitability or plan our cash flow.

Competition in the markets we serve is intense. During market downturns, including the recent global economic recession, competition has intensified due to the reduced demand for the type of products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as favorable payment terms to our customers and a corresponding decline in cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected. If we have to implement more favorable payment terms to our customers, our cash flow may be adversely affected.

Competitors currently sell systems that provide functionality similar to our products. In the back end and front end markets of the semiconductor industry, our principal competitor and the dominant market participant for AOI systems is Rudolph Technologies Inc., with additional competitors including KLA-Tencor, Topcon, Toray, Tosok and Hitachi.

Since we entered the final inspection of silicon wafers business in early 2004, there have been several mergers and acquisitions that changed the competitive map; starting with Rudolph Technologies Inc.'s acquisition of August Technologies in 2005 and the acquisition of the bumped wafer inspection line of RVSI Inspection, LLC, in January 2008, continuing with Solvision's acquisition by Zygo in February 2008 and the purchase of 96% of ICOS's shares by KLA-Tencor in May 2008. These acquisitions can reinforce the previously smaller competitors with resources, financial backing and the better market position of the acquiring companies, while bringing new forces to the marketplace. As a result, Camtek may need to overcome unfavorable market share perception and invest more R&D efforts in maintaining its technological position.

In the printed circuit board and IC substrate industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen, Lloyd-Doyle, Gigavis, Shirai, ATI, local AOI vendors in China and Taiwan and Utechzone, with whom we have entered into cooperation for the sale of Utechzone's products by us. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases.

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

Since the second quarter of 2006, we have purchased credit insurance from an Israeli insurance company to cover certain sales. During the recent global economic crisis and the crisis in the financial and credit markets, the criteria for such insurance have been strengthened.  Consequently, credit insurance which previously covered some of our customers was and may be unavailable. This could adversely affect our willingness to sell products to these customers.

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

We seek to expand our activity into unsaturated markets adjacent to our existing served markets, such as the inspection of silicon wafers at various steps during their manufacturing process inside the wafer fabrication facility. Technological developments in production processes and in process control may reduce the growth we anticipate in demand for inspection systems. If this happens, we may not be able to cover our investments in penetrating these markets, or will have to increase our R&D and marketing expense to adapt our products to such changes.

Our products may infringe on the intellectual property rights of others, which could result in claims against us.

Third parties have asserted claims, and may assert additional claims in the future, that we have violated their patents or that we have infringed upon their intellectual property rights.  Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could cost us a significant amount of money to defend and could divert management’s attention from our business. Successful claims against us could limit our ability to sell products in certain jurisdictions.

On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota by one of the Company's competitors in the field of semiconductor, August Technology Corporation (today Rudolph Technologies Inc. having acquired August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages. On March 6, 2009 a jury verdict was rendered in favor of Rudolph, awarding damages of approximately $6.8 million with regard to sales of Camtek's Falcon products in the United States. The jury also found that the infringement was not willful. On August 28, 2009, the court entered judgment ordering the Company to pay the jury award, as well as an additional $1.2 million in interest. The court ordered the Company to account for any recent Falcon sales in the United States so that additional damages, if any, may be assessed. The court also ordered the Company to discontinue all sales and marketing of Falcon in the United States. Pursuant to the terms of the injunction, service and repair of machines sold prior to the jury verdict will be permitted to keep the system in original operating condition. The judgment relates only to the Company's Falcon operations in the United States, and should not have an effect on any of the Company's other operations. Camtek is aggressively pursuing several post-judgment motions to reverse the court's judgment. The Company has also requested a stay on enforcement of any judgment until the post-judgment motions are decided. We believe that we have good grounds to be ultimately successful with those motions or an appeal, if necessary, but see also in "We have a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems" above.

On June 1, 2010, the Company has been advised that Rudolph Technologies Inc. has filed against us a new patent infringement claim in the U.S District Court of Minnesota, according to which Rudolph claims that Camtek’s Falcon and Gannet systems infringe Rudolph’s new patent No. 7,779, 528 . Camtek has not yet been served with a complaint in this lawsuit. However, Camtek believes that it has good defenses and intends to aggressively defend itself from the allegations in this claim and its right to sell its tools in the United States.

On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting injunctive relief and damages. The patent upon which the claim is asserted expired in February 2008. The court advised the parties to turn to mediation. The parties participated in one mediation meeting, after which they have decided to end the mediation and to hold direct negotiations between them. Currently, court sessions have been postponed for as long as the parties continue their direct negotiations. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims.

On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor's opinion and prima facie evidence, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. The patent upon which the claim is asserted expired in February 2007. The Company has filed two motions for the lawsuit to be dismissed, both still pending. At the court's recommendation, the parties held one mediation meeting, after which they decided to conduct direct negotiations between them, without the mediator. Currently, court sessions have been postponed for as long as the parties continue their direct negotiations. We believe that we have good defenses in the infringement aspect of the claim. We further believe that we have claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech.

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

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. If some of our key suppliers encounter difficulties and financial problems or rapid increases in demands, they might be unable to supply us with the necessary components or subsystems and meet our requirements in a timely manner. An interruption in supply from these sources or an unexpected termination of the manufacture of key components or subsystems would disrupt production and adversely affect our ability to deliver products to our customers, hence could have an adverse effect on our business and results of operation. Although we have taken and currently take precautions against this kind of events, an unexpected termination or disruption of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products or a significant increase in inventory which could have an adverse effect on our results of operation.

Since the beginning of 2010 our Falcon systems are manufactured by a single subcontractor who performs part of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems. Although we currently maintain sufficient level of inventory for Falcons, this subcontractor's inability to meet our requirements in a timely manner, as well as an unexpected termination or disruption of supply from this subcontractor, will possibly cause late deliveries of our products to our customers, require an investment in resources in order to shift to another supplier and might cause significant delays and adversely affect our business and results of operation.

We may encounter difficulties in purchasing key components and subsystems, or overestimate our needs, to meet customer demand.

 In the current highly-competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. These suppliers and subcontractors cannot always supply such components and subsystems within the time frame demanded by our customers. Therefore, we are required to predict future demands. We believe that we have sufficient inventory to fill our customers' orders on time. However, if market conditions rapidly change and customer demand increases, we will be required to order additional components and subsystems. If our suppliers and subcontractors are unable to timely meet our increased demand, we might not be able to adequately meet our customers’ demands. Our inability to satisfy any increase in customer orders could result in the loss of sales and could cause customers to seek products from our competitors.

We may also overestimate our future needs, which could result in our carrying excess inventory of certain components and subsystems.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We differentiate our products and technologies from those of our competitors by using our proprietary software, our image processing algorithms and the integration of our advanced hardware components. We rely on a combination of copyrights, trade secrets, patents, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property, including hardware and software components of our products, digital ink formula and our AIM technology. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia Pacific region, that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

Fluctuations in currency exchange rates may result in the prices of our products becoming less competitive or in additional expenses.

Currency exchange rate fluctuations may affect the prices of our products. Our products' prices in most countries outside of Europe and Japan are denominated in dollars. In those countries, if there is a significant devaluation in the local currency compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In addition, much of our service income is denominated in local currencies. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations.

We generate most of our revenues from products in dollars but incur a significant portion of our salary and operating expenses in NIS. As the majority of our revenues are denominated in dollars and as our financial results are reported in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. An increase in the NIS value relative to the dollar will increase our costs expressed in dollars, and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollars. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

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

We have a manufacturing facility in China, in which we assemble most of our AOI systems for the printed circuit board industry. Therefore, we may be influenced by changing events in China; for example, our manufacturing activity in China may suffer as a result of changes in China's geopolitical status or fluctuations in its economic stability. In addition, we may be exposed to sourcing risks, such as supply-chain and business interruption issues. Further potential risks may be associated with such issues as the protection of our intellectual property; the recruitment and retention of skilled employees. Any event affecting this site may disrupt our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

•	the size, timing and shipment of substantial orders;

•	products mixture;

•	customer budget cycles and installation schedules;

•	product introductions;

•	temporary shifts in industry capacity;

•	the pricing of our products;

•	the timing of new product upgrades or enhancements;

•	the timing of installation or, in some cases, of acceptance of our products by our customers;

•	interest and exchange rates; and

•	Possible impairment of goodwill and other assets.

We depend on a limited number of key personnel who would be difficult to replace.

Our continued growth and success significantly depend on the managerial and technical skills of the members of our senior management and key employees. Due to the recent economic recession, at the end of 2008 and beginning of 2009 we implemented cost reduction measures, resulting in a reduction of about 25% of our human resources-related expenses. If our operations rapidly expand, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. In particular, we may find it difficult to hire key personnel with the requisite knowledge of our business, products and technologies. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. During periods of economic growth, competition for qualified engineering and technical personnel is intense.

If our Chief Executive Officer, Mr. Rafi Amit, who is currently handling the development of our business in the Far East, other members of our senior management or any of our key employees are unable or unwilling to continue being employed by us, our business would suffer. We do not have a key man life insurance policy for Mr. Amit.

As a result of the acquisition of Sela and Printar’s assets we employ certain key employees of these two operations. There is no assurance that these key employees will continue to be employed by us, and a discontinuation of their employment could result in negative effect on our business.

Our relationship with Priortech may give rise to conflicts of interest.

We purchase products of, or sell products to, Priortech Ltd., our principal shareholder, and other companies owned or controlled by it, directly or indirectly, and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite Israeli law procedural requirements, including obtaining special shareholder approvals for interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these transactions and activities. In addition, Mr. Rafi Amit acts as the Chief Executive Officer of the Company, on a full time basis, as well as acting as Priortech’s Chairman of the Board of Directors. Mr. Yotam Stern, our Executive Vice President, Business & Strategy and Chairman of the Board of Directors, spends 40% of his time serving as the Chief Executive Officer of Priortech and other positions in the Priortech group.

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

Based on an analysis of our assets and income we believe that in 2009 we were not a PFIC. We currently expect that we will not be a PFIC in 2010. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2010 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see “U.S. Federal Income Tax Considerations-Tax Consequences if We Are a Passive Foreign Investment Company".

Our share price has been volatile in the past and may continue to fluctuate in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2009 through May 31, 2010, the closing price of our ordinary shares ranged from $0.345 to $3.48. Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

•	quarterly variations in our operating results;

•	market conditions relating to our customers’ industries;

•	global economic conditions, which generally influence stock market prices and volume fluctuations, like the recent global economic recession;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	large block transactions in our ordinary shares;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, M&A transactions, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements of significant claims or proceedings against us and developments in such proceedings;

•	additions or departures of our key personnel; and

•	future sales of our ordinary shares.

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

Priortech beneficially holds 60.6% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

Changes in accounting standards or practices can have a significant effect on our reported results.

We prepare our financial statements to conform to U.S. GAAP. From time to time, recognized authoritative bodies, including the Financial Accounting Standards Board of the United States (the “FASB”) and the SEC, issue new and/or revised accounting standards or guidance. Changes to existing standards or the questioning of current practices may adversely or significantly affect the way in which the Company records and reports its operating results, cash flows and financial position.

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

Our principal offices, sole research and development facility and principal manufacturing facility are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners; and

•	a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In July 2006 there were extensive hostilities along Israel's northern boarder, with Lebanon, in proximity to where we are located, without any material impact on our operations. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

The Israeli government programs and tax benefits in which we have participated in the past and in which we currently participate or from which we receive benefits require us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which could increase our tax expenses.

We and our subsidiary Sela benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the Approved Enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund those tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. In recent years, the Israeli government has reduced the benefits available under certain of its programs in which we do not participate. The termination or reduction of these programs and tax benefits could increase our tax rates, thereby reducing our net profits or increasing our net losses.

The government grants we receive for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel.

From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade (the “OCS”), for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we have fully repaid our previously received grants from the OCS. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring rights in the technology developed with the grants outside of Israel and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay a further significant amount of royalties than the terms of the grants required, unless the amount of production outside Israel is less than 10% of the original rate of production and the OCS has not objected to the transfer of products. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

Sela, recently acquired by us, received government grants from the OCS for the financing of significant portion of its product development expenditures in previous years. As of December 31, 2009 the amount of non repaid grants received including interest accrued by Sela, amounted to $3.0 million. As part of the acquisition of Printar’s assets and certain liabilities, we assumed Printar’s liability to the OCS. In addition, in 2009 we received additional grants with respect to the development programs of the digital material deposition systems in the amount of $0.4 million. As of December 31, 2009 the amount of non-repaid grants received including interest accrued by us and by Printar amounted to 5.0 million.

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

Some provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and by a majority of the shares present and voting on the proposed merger at a shareholders’ meeting called upon at least 21 days’ notice of each of the merging companies. A merger may not be completed until at least 50 days have passed since the filing of the merger proposal by each of the merging companies with the Israeli Registrar of Companies, and 30 days have passed since the resolution was adopted by the general meeting of each of the merging companies. The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, someone would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by way of a special tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already another 45% or greater shareholder of the company. In any event, if, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. For more information on the provisions of Israeli law in these contexts, please see sections “Share Capital” and “Israeli Taxation.”

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

In September 2001, we acquired a developer and producer of AOI systems for the semiconductor manufacturing and packaging industry, or MEP. This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the back end market in the semiconductor industry in the fourth quarter of 2003. The first revenue recognition of the Falcon system was in the second quarter of 2004 and since then, Falcon sales increased. Applying our core technologies, we developed the Gannet, our AOI system for the front end market, which was first introduced and sold in the fourth quarter of 2009.

In May 2009 we acquired all of Printar's assets, knowledge, technology and IP rights related to acquired business. Printar is engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connection pads uncovered (currently undergoing beta stage testing) and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry. Printar introduced its first Legend system six years ago and maintains an install base of more than 45 Legend systems. Printar's technology can also be used in the future for various other applications in the field of electronic manufacturing.

In November 2009 we completed the acquisition of Sela. Sela is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Sela has more than 275 systems installed worldwide. Many of these systems are located at leading semiconductor fabrication facilities. Sela developed the Xact, a TEM sample preparation tool using Adaptive Ion Milling (AIM) technology. The first Xact system was sold in the first quarter of 2009.

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million.  In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 were sold to Priortech Ltd.), in which we received net proceeds of $6.1 million. On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI) - of which $3.32 million was repaid ($1.66 million was paid in August 2008 and another $1.66 million was paid in August 2009. The remaining $1.66 million will be paid in 2010. On April 30, 2006, we completed a private placement (the "Private Placement") in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. The Private Placement also included warrants that, during a period of four years, were exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share. These warrants expired in April 2010.

We have been a public company since July 2000. In December 2005, we re-listed on the Tel-Aviv Stock Exchange and became a dual listed company (see below in Item 9.A. "Offer and Listing Details"). Our headquarters are located in Israel, and we have operations in the Asia Pacific region, North America and Europe.

For discussion of capital expenditures, see Item 5- "Operating and Financial Review and Prospects- Liquidity and Capital Resources.”

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

B.           Business Overview.

Our Business

Camtek provides automated solutions dedicated for enhancing production processes and yield for the semiconductor manufacturing and packaging and the PCB and IC substrate industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on an advanced platform of technologies including intelligent imaging, image processing, sample preparation and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

We design, develop, manufacture and market products based on three core technologies: automated optical inspection or AOI; Digital Material Deposition or DMD; and adaptive ion milling, or AIM. AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in the printed circuit board and IC substrate industry and in the semiconductor industry. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. We have sold more than 2,400 AOI systems in 34 countries around the world. Our PCB customer base includes the majority of the largest 100 PCB manufacturers worldwide. Since the introduction of our Falcon line for the semiconductor industry, we have sold over 200 Falcon systems to more than 30 semiconductor manufacturers, test and assembly houses and bumping service providers, including 12 out of the top 15 Integrated Device Manufacturers (IDM).

Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

Our global direct customer support organization provides responsive, localized pre and post sales support for our customers through our wholly-owned subsidiaries.

 Printar Ltd. is engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the Printed Circuit Board (PCB) industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connecting pads uncovered (“SM”) and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry (“Legend”). Printar introduced its first Legend system six years ago and maintains an install base of more than 45 Legend systems. In June 2009 we completed the acquisition of all Printar's assets, knowledge, technology and IP rights related to the acquired business.

Printar’s technology provides a high performance one-step, environment-friendly and relatively low-cost process, in comparison with traditional printing methods. The technology can also be applicable in the future to various other applications in the field of electronic manufacturing. In consideration for the purchase, Camtek will pay Printar a total sum of up to $2.5 million; an initial payment of $0.5 million was already made in July, 2009 and an additional total amount of $2.0 million may be paid, subject to the fulfillment of certain agreed conditions.

The solder mask technology is still under development, and Camtek expects that, upon successful completion of the development stage, the acquisition of Printar's assets will enable it to offer to its customers in the PCB industry a broader range of products, while relying on existing operational, R&D and sales and marketing infrastructure.

In November 2009 we completed the purchase of all of the share capital of Sela. Sela is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry. Sample preparation is a process enabling the material characterization and failure analysis serving the semiconductor and nanotechnology markets.

Sela developed the Xact, a TEM sample preparation tool using Adaptive Ion Milling (AIM) technology. The AIM technology brings numerous advantages to traditional FIB (Focused Ion Beam) technology and overcomes the limitations of FIB technology in delivering wide-area, ultra-thin (reducing the sample thickness to below 20nm over a large area), artifact-free specimens with high throughput and precise end-point detection. This complement of attributes is essential to meet the requirements for nano-scale material analysis, both in the semiconductor segment and in the wider field of advanced material development, including delivery of significantly reduced turnaround times and enhanced productivity. The continuous device shrinking trend and material complexity increases the TEM utilization and consequently increases the served available market for SELA’s Xact sample preparation solutions. A SEM-oriented microcleaving solution provides high-quality, automated cleaving without artifacts.

As consideration for the shares, Camtek may pay to Sela's shareholders future payments in the aggregate amount of up to $9.5 million, based on Sela's future revenues. Sela, with 26 employees at the date of the acquisition and revenues of $3.8 million and $4.4 million in 2008 and 2007, respectively, has over 275 systems in operation worldwide. Customers include major semiconductor fabrications, including top 20 companies, as well as leading research institutes. This, combined with Camtek's well-established infrastructure in manufacturing, sales, service, R&D and facilities, will allow Camtek to increase its revenues, shorten time-to-market of Sela's products and further strengthen Camtek's presence in the semiconductor market.

Our Markets

We target the semiconductor industry and the PCB and IC substrate industry, all part of the electronic packaging industries and the electronics supply chain.

The Semiconductor Industry

The semiconductor manufacturing industry produces circuits (ICs) on silicon or other semiconductor materials; each wafer consists of numerous IC dies (“chips”). AOI is implemented at various stages along the manufacturing process: both at the front end manufacturing processes such as lithography and CMP and the back end processes such as bump, probe mark and post dice.  The inspection process is looking for defects such as cracks, foreign materials or mechanical damage, it also ensures dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs. In the failure analysis laboratories at the front end of the manufacturing process, samples are being taken from failed products and reviewed with electronic microscopes. Sela’s products are used to prepare these samples for review.

At the back end, our AOI systems inspect the wafer for various defects. At this stage, AOI systems verify that the dies are free of defects, and that the electronic probe tips used for functional testing of the finished dies on the wafer have caused no critical damage to the terminal pads on the die. AOI is essential at this stage to help ensure the reliability and service life of the electronic device after its assembly and packaging.

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

In “flip-chip” packaging technology, the face of the IC is attached to the top of a substrate via an array of bumps, rather than being wire bonded. Wafers designed for flip-chip assembly interconnect go through a process in which solder bumps ranging from 15 to 150 microns in height, or gold bumps about 15 microns tall, are plated or stenciled on pads on the face of the IC. In a similar technology termed “chip-scale wafer level packaging (CS-WLP), larger bumps/balls up to 300 to 500 micron tall are placed on the die and the entire wafer is coated with a thick layer of polymer - usually epoxy. After dicing, the individual die is actually a finished device, ready to be mounted directly on the PCB. AOI with 3-D measurement capabilities is used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the IC or the substrate during the packaging process, leading to device failure.

A relatively small, but fast growing segment is “micro-electro mechanical systems” (MEMS), which utilize materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices (DLP), sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure the product performance and reliability. This testing may amount to a significant amount of the overall product cost. AOI is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

An additional small, but fast growing segment is “light emitting diodes” (LED), which utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce LEDs. The LED manufacturing segment relies heavily on testing to ensure the product performance and reliability. This testing may amount to a significant amount of the overall product cost.

The Gannet was designed to inspect front end applications of the semiconductor industry. In semiconductor device manufacturing, dozens of fine pattern layers are exposed onto a wafer (lithography). Those patterns are then inspected after each set of exposure and development to ensure the patterns are formed with the required design position and accuracy. In addition, inspection data can be used by customers to monitor and characterize the production processes.

The AIM technology brings numerous advantages to traditional FIB technology by reducing the sample thickness to below 20nm over a large area, with high precision and throughput and with superior image quality.  This complement of attributes is essential to meet the growing requirements for nano-scale material analysis, both in the semiconductor segment and in the wider field of advanced material development, including delivery of significantly reduced turnaround times and enhanced productivity. The continuous device shrinking trend and material complexity increases the TEM utilization and consequently increases the served available market for Sela’s Xact sample preparation solutions.

The Printed Circuit Board and IC Substrate Industry

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

Traditional printing on PCBs includes screen-printing and photo imaging. These printing technologies involve high production costs, time-consuming procedures and several production steps.  Camtek's DMD - legend printing and solder mask printing (the latter currently under beta testing) allows significant simplification of the legend and solder mask process, which leads to faster cycle time and reduces operational costs.

The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drives the semiconductor industry to produce ICs (dies) requiring more input/output connections. These dies must fit into smaller packages. The IC substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the IC die, providing it mechanical and electrical connection to the printed circuit board. These substrates feature conductive lines that are 10 to 50 µm (microns) in width. Although IC substrates are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

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

Product Lines

 Our AOI systems consist of:

•
An electro-optical assembly unit, either movable or fixed, which consists of a video camera, precision optics and illumination sources. The electro-optical unit captures the image of the inspected product;

•	A precise, either movable or fixed table, that holds the inspected product; and

•	An electronic hardware unit, which operates the entire system and includes embedded components that process and analyze the captured image by using our proprietary algorithms.

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

Semiconductor Industry

AOI Systems

Falcon

        Our Falcon systems were designed for the back end market of the semiconductor industry. The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional testing issues or control the integrity of the interconnect bump arrays made on dice intended for packaging in flip chip technology. The Falcon family currently includes models for:

•	3D and 2D metrology and inspection of bumped-wafer prepared for packaging in the flip-chip technology;

•
2D metrology and inspection of finished wafers at the end of their manufacturing process and in test houses, where inspection adds the value of monitoring the marks left by the testing probe or protects expensive probe cards from damage by dust particles;

•	Post-dicing inspection of frame-mounted wafers at assembly and packaging facilities, where it adds the value of detecting dicing-related damage; and

•	Inspection and metrology of MEMS, LED and other special applications, where customized handling solutions and inspection capabilities are required for complex structures and non-standard materials.

Condor

        The Condor is designed to meet the current and future inspection needs of the semiconductor industry. The condor through its state of the art algorithms and advanced hardware configuration is designed to enhance the 2D and 3D detection abilities and increased throughput. The Condor encapsulates within it 2D inspection and metrology abilities combined with 3D metrology capabilities such as bump, micro bump and TSV (through silicon via) measurements.

Condor 5LED

        Condor 5LED is a new AOI system designed to provide solutions to a variety of requirements that are unique to LED semiconductor manufacturers. The LED market’s special inspection requirements are characterized by 3-6 inch wafers, each of which may contain between 100 to over 200 thousand LED devices per wafer. Typically, the wafer is made of a translucent compound semiconductor such as gallium arsenide, gallium phosphide and/or indium phosphide. The customers’ defect specifications and unique inspection process raise a significant challenge for AOI suppliers to solve. The new Condor 5LED incorporates all our experience in this space, into a singular and focused designated solution, targeted at the LED market.

Gannet

        The Gannet system is our new system designed for the front end market of the semiconductor industry. In semiconductor device manufacturing dozens of fine pattern layers are exposed onto a wafer. Those patterns are then inspected after each set of exposure and development to ensure the patterns are formed with the required design accuracy. The Gannet’s advanced algorithms and inspection capabilities enable it to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several production processes. The first Gannet system was introduced and sold in the fourth quarter of 2009.

                 In March 2010, we signed an exclusive distribution rights agreement with Canon Marketing Japan Inc., for sales of our AOI systems that address the semiconductor industry in Japan.

Sample preparation systems

MC600i

The MC600i enables cleaving of smaller wafer segments and dies and allows cleaving as close as 0.5mm to a sample edge. The MC600i system achieves fully automatic, reliable and rapid cross sectioning of wafer segments and dies. Dedicated software enables automatic mapping and navigating to targets, and features automatic off-loading for immediate inspection. These features, together with high throughput (9 minutes/sample), high accuracy (better than 300nm) and the excellent quality of the cross-sections produced, significantly reduce the diagnostic cycle for both failure analysis and process monitoring.

EM3

A dedicated, automated, timesaving and user-friendly system that enables TEM and SEM sample preparation for both cross section and plan view in a wide range of applications. Featuring a cryo-cooled, dry sawing process, the EM3 system prepares specimens of either crystalline or amorphous materials. The output sample is mounted onto a compatible stub or standard TEM mount that allows rework.

Xact

The Xact performs cutting-edge TEM sample preparation in line with the semiconductor and nanotechnology roadmap requirements for next generation physical failure analysis and characterization. The Xact utilizes the new AIM technology, delivering excellent sample quality, significantly reduced turnaround times and enhanced productivity. AIM is superior to the traditional FIB technology; it can reduce lamella thickness below 20 nm over a large area with high precision, artifact-free quality and higher throughput. Xact introduces a twin-beam solution configured for more artifact-free sample clarity and precise end-point detection.

PCB and IC Substrate Industry

AOI Systems

Our AOI products for this industry consist of four product lines: the Dragon and Orion for the inspection of inner and outer layers of PCB panels; the Pegasus and Mustang for final inspection (AFI) of IC substrates and high density interconnect (HDI) panels; the Planet for inspection of ultra-fine-line IC substrate; and large area masks (LAM) dedicated for inspection of artwork and photo masks.

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

In 2009 Camtek has signed a memorandum of understanding (MOU) with a competitor, Utechzone, according to which Camtek shall market and sell Utechzone's systems for consideration as was defined in the MOU. The Company will continue to service and support Pegasus and Mustang systems sold prior to the MOU. Camtek recorded its first sale under this MOU in the first quarter of 2010.

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

LAM

LAM is specially designed for main-stream LAM inspection. It offers unparalleled detection ability on LAM with down to 25 µm line/space width technology. The LAM incorporates advanced technology innovations to ensure the level of detection that these fine masks require at this critical production stage. Since large area masks are made of glass and transparent for light, the LAM inspection system contains specially designed image acquisition system, where the mask under inspection is located in between illumination sources and digital camera.

In March 2010 we have entered into a Memorandum of Understanding with a Belgian company, according to which, as of June 2010, this company will distribute our products for the PCB and IC substrate industry in Europe.

Integrated AOI System

AIC

The AIC (Automated Inspectify™ Center) integrates inspection and verification into one efficient cell that maximizes productivity across the entire AOI operation.   Through its pickup and transfer mechanism, the AIC bridges between the Dragon and Camtek's verification station, CVR-200. Material flow is balanced and streamlined at the Dragon's scan rate. Since panels are on and off-loaded automatically, handling-related defects are eliminated.

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

DMD systems

LGP

Designed to meet a variety of PCB industry challenges, from mass production and prototypes to limited PCB runs - the LGP system offers manufacturers flexible and high-performance digital legend printing technology solution, accompanied by a wide range of cost-effective benefits.

The LGP system incorporates PCB digital legend printing technologies with specially developed heat curable ink, resulting in very high quality output and system performance. Significant cost-saving can be realized by eliminating the need for silk screens. Production cycle times are shortened and the demands upon professional resources reduced.

INK

Camtek has developed the inks for both LGP and GreenJet (the solder mask system, currently under development), which involves different chemicals mixed together in order to reach the required ink characterization.

Customers

Our customer base includes the majority of the largest 100 PCB manufacturers worldwide and over 40 semiconductor manufacturing, testing and packaging companies. Our customers, many of whom have multiple facilities, are located in 34 countries throughout Asia, Europe and North America. In 2007, 2008 and 2009, no individual customer accounted for more than 10% of our total revenues. In the IC substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our IC substrate customers are located predominantly in Taiwan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices. In the front end market of the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the device manufacturing processes.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)

China and Hong Kong	19,512	25,973	30,187
Other Asia	17,794	20,076	12,676
United States	5,531	10,759	3,983
Taiwan	4,763	7,629	12,935
Western Europe	3,335	7,654	8,081
Japan	1,984	2,640	2,134
Rest of the world	602	732	973

Total	53,521	75,463	70,969

The following table shows our revenues classified by our sales to both industries and our sales from services for each of the last three years:

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)

PCB and IC substrates (1)	19,988	33,312	39,283
MEP (2)	19,208	28,823	20,371
Service Fees	14,325	13,328	11,315

Total Revenues	53,521	75,463	70,969

(1)	2009 includes sales of Printar’s products

(2)	2009 includes sales of Sela’s products

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

As of December 31, 2009, 32 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region in the last couple of years, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region. As a result of the recent global economic crisis, in November 2008 and February 2009 we reduced our worldwide sales, marketing and support workforce. We may, in turn, increase our worldwide sales, marketing and support workforce upon recovery or growth in our markets.

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

In 2006, we purchased a credit insurance policy from the ICIC – the Israeli Credit Insurance Policy Company, in order to minimize the risk contemplated in transactions with customers which are located overseas and which are granted with certain amount of credit. The policy covers, among other risks, political and financial risks of such customers. Due to the recent global crisis in the financial and credit markets, which led to a severe economic recession, ICIC, as other insurance companies, has strengthened its criteria for credit insurance and as a result we faced difficulties in receiving such insurance for some of our customers. We currently anticipate a reduction in these difficulties in 2010.

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to six weeks. We utilize subcontractors for the production of subsystems. Since the beginning of 2010 our Falcon systems are manufactured by a single subcontractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months of inventory of critical components used in the manufacture and assembly of our products. Due to the recent rapid increase in demands in the PCB and semiconductor industries, the delivery time of suppliers in these industries have extended.  We believe that to date, we have been able to obtain sufficient units of these components to meet our needs.

We have two manufacturing facilities: one in Migdal Ha’Emek, Israel, and another one in Suzhou, China, in which we assemble most of our AOI systems for the printed circuit board industry.

 Competition

The markets in which we operate are highly competitive. In the semiconductor industry, our primary competitor is Rudolph Technologies Inc., with additional competitors including KLA-Tencor and several Japanese competitors whom we face mostly in Japan - Topcon, Toray, Hitachi and Tosok. Sample preparation competitors are FEI, Hitachi and Carl Zeiss. In the PCB and IC Substrate industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen, Lloyd-Doyle, Gigavis, ATI, Shirai, local AOI vendors in China and Taiwan and Utechzone, with whom we signed an MOU (see also in “Product Lines - Mustang” above). DMD competitors are Orbotech Ltd, first EIE and Microcraft.

We believe that the principal elements of a sustainable competitive advantage are:

●	On-going research, development and commercial implementation of new image acquisition, processing and analysis technologies;

●
Product architecture based on proprietary core technologies and commercially-available hardware. Such architecture supports shorter time-to-market, flexible cost structure, longer service life and higher margins;

●	Fast response to evolving customer needs;

●	Product compatibility with customer automation environment; and

●	Strong pre and post-sale support (applications, service and training) deployed in immediate proximity to customer sites.

We believe that we compete effectively on all of these factors.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2009	2008	2007
	(in thousands)
Real Estate	$-	$-	$48
Building	82	270	1,960
Machinery and equipment*	1,317	1,449	2,783
Office furniture and equipment	215	328	1,039
Automobiles	26	-	55

Total	$1,640	$2,047	$5,885

* including transfer of inventory to fixed assets in the sum of $1,238,000 and $1,026,000 in 2009 and 2008, respectively.

 Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply: Low Voltage Directive (LVD) 2009/95/EC and Machinery Directive 2006/42/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor manufacturing and packaging industry and production equipment producers, apply: SEMI S-2 (safety requirements for sale of equipment in the semiconductor manufacturing and packaging industry) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor manufacturing and packaging industry). We comply with the above-mentioned governmental regulations during the systems' design process, which is conducted in accordance with the Company's quality assurance manual. In addition, all new systems are tested by independent laboratories who certify their compliance with these governmental regulations.

C.           Organizational Structure

Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of IC substrates. Based on sales, PCB Technologies, a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 60.6% of our outstanding ordinary shares. Our revenues from sales to affiliated and subsidiaries of Priortech, totaled $843,000, $467,000, and $27,000 in 2009, 2008 and 2007, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

 The following table shows the Company's significant subsidiaries, all of which are wholly owned (except for Camtek HK  Ltd. , in which Priortech Ltd., our controlling shareholder, holds one share, or less than one percent), together with each subsidiary's jurisdiction of incorporation, as of the date of this report. For a complete list of subsidiaries, see Exhibit 8.1.

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek (Europe) NV	Belgium
Camtek USA Inc.	New Jersey, USA
Camtek Electronic Technologies (Suzhou) Co. Ltd. (CET)	China
Camtek Imaging Technology (CIT)	China
SELA - Semiconductor Engineering Laboratories Ltd*	Israel

* From November 2009.

D.	Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 74,000 square feet, of which 16,000 square feet are devoted to the manufacturing of our products.

We also lease a manufacturing facility in China, in which we assemble most of our AOI systems for the printed circuit board industry. The Chinese facility occupies 42,000 square feet.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 36,000 square feet.

Aggregate leasing costs in 2009 amounted to approximately $1.13 million.

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

We sell our AOI systems internationally. The majority of sales of our AOI systems in 2009 was to manufacturers in the Asia Pacific region, China, South East Asia, Korea and Taiwan. This fact is due, among other factors, to the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in the region.

In 2009, our sales to customers in the Asia Pacific region accounted for approximately 82% of our total revenues, including approximately 36% of our total revenues from sales in China and Hong Kong, 16% in Korea and 9% in Taiwan. We expect this trend of major portion of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

In addition to revenues derived from the sale of AOI systems and related products, we generate revenues from providing maintenance and support services for our products. We expect our service revenues to increase as our installed base increases. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for AOI equipment is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in "Longer sales process for new products may increase our costs and delay time to market of our products both of which may negatively impact our inventory and results of operations” under “Risk Factors” above and “Valuation of Inventory” under ”Critical Accounting Policies” below). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

Through the acquisition of Printar's assets we are also engaged in developing, manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connection pads uncovered (currently under development) and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry.

In addition, through the acquisition of Sela we are also engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry (See also in Item 4.B above – "Business Overview - Our Business").

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

 Revenue Recognition.  The Company recognizes revenue from sales in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “SAB 104” and FASB ASC 650-25 Revenue Recognition – Multiple-Element Arrangements (Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”). Accordingly, the Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable, and collectability is reasonably assured.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

Revenue under multiple element arrangements is recognized in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by vendor objective evidence ("VOE"), accordingly, non-standard warranty, with determined VOE, is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

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

Valuation of Inventory.  Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item’s past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the years 2009, 2008 and 2007 we wrote-off inventory in the amount of $4.2 million, $4.5 million and $2.5 million, respectively. The write off amount is included in the line item “Cost of products sold", in the consolidated statements of operations. The write-off in the amount of $4.2 million in 2009 relates to i) $2.6 million due to a strategic decision by the Company to discontinue certain old products; (ii) $0.6 million resulting from a write down of software purchased from a former single source supplier which was partially expected to be replaced upon completion of an internally developed software; and (iii) $1.0 million slow moving inventory and items deemed obsolete. Inventory that is not expected to be converted or consumed in 2010 is classified as non-current. As of December 31, 2009, a $4.7 million portion of our inventory was in excess of our estimated requirements for 2010, based on our best estimates and the recent level of sales. We believe that no loss will be incurred as a result of this classification. No estimate can be made with respect to the range of amounts of loss that are reasonably possible should our estimates not be fulfilled or if the economic situation does not recover as currently expected.

Business Acquisitions. On January 1, 2009, the Company adopted revised principles of ASC Topic 805, Business Combinations, related to business combinations and non-controlling interests. The revised principle on business combinations applies to all transactions or other events in which an entity obtains control over one or more businesses. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This revision also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, and requires direct acquisition costs to be expensed. In addition, it provides certain changes to income tax accounting for business combinations which apply to both new and previously existing business combinations. The long-term liabilities arising from the business acquisitions are revalued at each balance sheet date with the revaluation difference being recorded to finance income, net line item in the consolidated statements of operations. In April 2009, additional guidance was issued which revised certain business combination guidance related to accounting for contingent liabilities assumed in a business combination. We have adopted this guidance in conjunction with the adoption of the revised principles related to business combinations. We applied the revised principles to the acquisitions of Printar and Sela (See also in "We expanded and may attempt to expand our activity in the markets we operate in through M&A activity. Such activity may result in operating difficulties, dilution, losses and other adverse consequences” under “Risk Factors” above).

On June 15, 2009, the Company completed the acquisition of all of Printar’s assets, knowledge, technology and IP rights and liabilities to the OCS. The transaction is considered a business combination under ASC Topic 805.

The following table summarizes the consideration paid for Printar's assets and the amount of the assets acquired and liabilities assumed at the acquisition date:

	June 2009 Million US$
Consideration
Cash	0.5
Fair value of contingent consideration	1.8
Total consideration	2.3
Recognized amounts of identifiable assets acquired and liabilities assumed
Other assets	0.5
Fixed assets	0.1
In process research and development (IPR&D)	1.0
Technology	0.4
Liability to Office of the Chief Scientist	(1.7)
Total identifiable net assets	0.2
Goodwill	2.1
Acquisition-related costs (included in selling, general, and administrative expenses in the income statement for the year ending December 31, 2009)	30 thousand US	$

In consideration for the purchase, Camtek will pay Printar a total amount of up to $2.5 million; an initial payment of $0.5 million was already paid in July 2009, and an additional consideration of $2.0 million will be paid subject to certain agreed conditions and provided that such amount, if due, be paid by the later of May 2011 or upon the fulfillment of certain conditions specified in the agreement.

The additional amount bears interest of 3-month Libor plus 1.5%.

The fair value of the contingent payment is based on the $2.5 million transaction price, discounted from the estimated payment dates to the valuation date using a rate of 13%, which represents the average of the weighted average cost of capital and the Company’s effective interest on financial debt. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs. As of December 31, 2009, only the time-factor had affected the remaining contingent consideration and the liability to the OCS; the forecast and the assumptions used to develop the estimates had not changed.

The amortization period for the technology acquired in the transaction is 5 years. The IPR&D will be amortized over a period of 10 years starting at the initial date of recording revenues from this technology.

The goodwill of $2.1 million arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure.

The goodwill recognized is expected to be deductible for income tax purposes.

The liability to the OCS is based on the estimated timing of future payments, discounted using the weighted average cost of capital of 22%.

The net values of the IPR&D, technology, liability to the OCS and contingent consideration at December 31, 2009 were $1.0 million, $0.3 million, $(1.9) million and $(1.9) million, respectively.

In September 2009, the Company signed an agreement to acquire the entire share capital of Sela. The transaction was completed in November 2009.

The following table summarizes the consideration paid for Sela and the amounts of the assets acquired and liabilities assumed at the acquisition date:

	September 2009 Million US$
Consideration
Fair value of contingent consideration	3.7
Total consideration	3.7

Recognized amounts of identifiable assets acquired and liabilities assumed
Inventories and other assets	1.3
Fixed assets	0.1
Technology	2.4
Customer relationships	0.05
Liability to Office of the Chief Scientist	(1.7)
Total identifiable net assets	2.2
Goodwill	1.5

Acquisition-related costs (included in selling, general, and administrative expenses in the income statement for the year ending December 31, 2009)	66 thousand US	$

According to the agreement, in consideration for the shares Camtek may pay to Sela’s shareholders future payments in the aggregate amount of up to $9.5 million by way of earn-out payments, contingent upon Sela’s future revenues. The fair value of the contingent consideration arrangement of $3.7 million was estimated based on future earn-out payments discounted to the valuation date, using the weighted average cost of capital of 19%. This measure is based on significant inputs that are not observable in the market, which Statement 157 (ASC Section 820-10-35) refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.

The liability to the OCS is based on estimated timing of future payment, discounted using the Company’s weighted average cost of capital of 19%.

The weighted average amortization period for the identified intangible assets acquired in the transaction is 12 years.

The net values of the technology, customer relationships, liability to the OCS and contingent consideration at December 31, 2009 were $2.5 million, $0.05 million, $(1.7) million and $(3.9) million, respectively.

The goodwill arising from the acquisitions of Printar’s assets and Sela of $2.1 million and $1.5 million, respectively, represent, inter alia, the synergies between the technologies acquired and our existing operational, R&D and sales and marketing infrastructure.

As of December 31, 2009, only the time-factor and a payment made to the OCS affected the remaining contingent consideration and liability to the OCS; the forecast and the assumptions used to develop the estimates have not changed.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Intangible assets as part of a business combination is recorded at their fair value and amortized based on their estimated revenue producing life span. Acquired in-process research and development is amortized starting at the initial date of recording revenues from the associated technology. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value.

Goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets). We have set our annual impairment testing date at December 31.The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

           We allocate goodwill to reporting units based on the reporting unit’s expected benefit from the acquisition. We evaluate our reporting units on an annual basis and, if required, reassign goodwill using a relative fair value allocation approach.

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.  Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event if the probability is evaluated to be more than 50%, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel, adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity. [As of December 31, 2009 we did not record contingent liability with respect to our legal disputes (see also “Our products may infringe on the intellectual property rights of others, which could result in claims against us” under “Risk Factors” above), since we believe it is more than 50% likely that our legal disputes will end in our favor.

Valuation of Long- Lived Assets. We apply FASB ASC Subtopic 360-10, “Property, Plant and Equipment (Formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”).  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepared future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under FASB ASC Subtopic 740-10 Income Taxes – Overall (including SFAS No. 109, “Accounting for Income Taxes”).  Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

We record interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock-based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black-Scholes option-pricing model. Under the modified-prospective method, compensation costs recognized in 2009, 2008 and 2007 include (1) costs related to the fair value of share-based payments granted since 2006 as well as (2) the amortization of the fair value of stock option awards which were unvested as of January 1, 2006. In 2009 and 2008, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $0.1 million and $0.3 million, respectively. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

Recently Issued Accounting Standards - Adopted

On July 1, 2009, FASB Accounting Standards Codification™ (“ASC”) became the sole source of authoritative GAAP literature recognized by the Financial Accounting Standards Board for financial statements issued for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Except for applicable SEC rules and regulations and a limited number of grandfathered standards, all other sources of GAAP for nongovernmental entities were superseded by the issuance of ASC. ASC did not change GAAP, but rather combined the sources of GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the financial results of the Company.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (codified into ASC Topic 855, Subsequent Events), which provides guidance on management’s accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The standard is effective for interim or annual financial periods ending after June 15, 2009. The initial application of the standard had no impact on the financial results of the Company. The Company evaluates subsequent events through the date and time of the filing of the applicable periodic report with the SEC.

 New Standards and Interpretations - Not Yet Adopted

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements.

The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 will not have material impact on its consolidated financial statements.

Results of Operations

Year Ended December 31, 2009 compared to Year Ended December 31, 2008.

Revenues. Revenues in 2009 decreased by 29.1% to $53.5 million from $75.5 million in the year ended December 31, 2008. In 2009, sales to the PCB and IC substrate and MEP industries decreased by 30% and 28%, respectively, compared to previous year. Sales of all products decreased 36.9% to $39.2 million in the year ended December 31, 2009, from $62.1 million in the year ended December 31, 2008. The decrease in sales to the PCB and MEP industries is attributed to low demand for our products as a result of the recent global economic recession. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends

Service fees increased by 7.5% to $14.3 million in the year ended December 31, 2009, from $13.3 million for the year ended December 31, 2008, primarily due to increased revenue from continuing service as our installed base increased.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead and provisions for warranties. These expenditures are only partially affected by sales volume. In 2009 we experienced a decrease in gross profit and gross margins primarily due to decreased revenues resulted from the global economic recession which started in the second half of 2008. Our gross profit on product sales decreased by $10.9 million to $14.1 million in 2009, compared to $25 million in 2008. Our gross profit on service revenue increased by $0.5 million in 2009 to $3.3 million, compared to $2.8 million in 2008. In 2009 our cost of revenues includes $4.2 million inventory write down compared to $4.5 million in 2008. Our total gross profit decreased by $10.3 million to $17.5 million in 2009 from $27.8 million in 2008, representing a decrease of 37%. Our gross margin decreased to 32.6% in 2009, compared to a gross margin of 36.9% in 2008.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2009 were $10.3 million, compared to $12.8 million in 2008. Research and development expenses decreased in 2009 by $2.5 million, primarily due to cost reduction measures implemented at the end of 2008 and the beginning of 2009, which resulted in a decline in our salary expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, doubtful debt, professional services and rent costs. Our selling, general and administrative expenses decreased by 28.6% to $17.7 million in 2009 from $24.8 million in 2008. Selling expenses have decreased mainly due to the decreased revenues resulted from the severe economic crisis that started in the second half of 2008 and due to cost reduction measures implemented at the end of 2008 and the beginning of 2009, which resulted in a decline in our salary expenses. This decrease was offset by an increase in professional fees related to the lawsuit that Rudolph Technologies has filed against us. Selling, general and administrative expenses as a percentage of revenues was 33% in 2009, compared to 32.9% in 2008.

Financial  Income (Expenses), Net. We had net financial expense of $0.9 million in 2009, as compared to net financial income of $1.0 million in 2008. These changes relate mainly to $0.6 million revaluation of contingent consideration and certain future liabilities recorded at fair value with respect to the acquisitions of Printar and Sela and $0.1 million expenses resulted from changes in currency rates (compared to income of $1.2 million in 2008). Foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(124) and $1,241 thousand in 2009 and 2008, respectively.

Provision for Income Taxes. Income tax expenses decreased to $0.4 million in 2009, compared to $0.77 million in 2008.

Net Loss. We incurred a net loss of $11.8 million in 2009 compared to a net loss of $9.6 million in 2008, in view of the factors discussed above.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007.

Revenues. Revenues in 2008 increased by 6.4% to $75.5 million from $70.9 million in the year ended December 31, 2007. Due to the global economic recession our revenues in the third and fourth quarters of 2008 were negatively affected. In 2008, sales to the PCB and IC substrate industries decreased by 10% compared to previous year, while sales to MEP industries increased 48% compared to 2007. Sales of all products increased 4.1% to $62.1 million in the year ended December 31, 2008, from $59.6 million in the year ended December 31, 2007. The increase in sales to the MEP industries is attributed to the increase in several multiple orders of technology driven purchases and the penetration to new customers with new applications. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

Service fees increased by 17.7% to $13.3 million in the year ended December 31, 2008, from $11.3 million for the year ended December 31, 2007, primarily due to increased revenue from continuing service as our installed base increased.

Gross Profit. In 2008 we experienced a decrease in gross profit and gross margins primarily due to a $4.1 million inventory write off and strengthening of the NIS against the US dollar. Our gross profit on product sales decreased by $1.9 million to $25 million in 2008, compared to $26.9 million in 2007. Our gross profit on service revenue increased by $0.7 million in 2008 to $2.8 million, compared to $2.1 million in 2007. Our total gross profit decreased by $1.2 million to $27.8 million in 2008 from $29 million in 2007, representing a decrease of 4%. Our gross margin decreased to 36.9% in 2008, compared to a gross margin of 40.9% in 2007.

Research and Development Costs. Total research and development expenses for 2008 were $12.8 million, compared to $12.1 million in 2007. Research and development expenses increased in 2008 by $0.7 million, primarily due to a $0.3 million equipment write-off and strengthening of the NIS against the US dollar. In addition, the total expenses for 2008 included $0.25 million related to a development of a technology owned by Printar, which we were then evaluating for purchase.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 3% to $24.8 million in 2008 from $24.1 million in 2007. Selling expenses have decreased mainly due to the decline in salaries expenses, while general and administrative expenses included a sum of approximately $2.2 million, comprised of professional fees related to the lawsuit that Rudolph Technologies has filed against us and a potential acquisition that Camtek had pursued but decided to abort. Selling, general and administrative expenses as a percentage of revenues decreased in 2008 to 32.9% from 34% in 2007.

Financial Income (Expenses), Net. We had net financial income of $1.0 million in 2008, as compared to net financial expense of $128,000 in 2007. These changes relate primarily to exchange rate influence and interest received and paid. Changes in currency rates resulted in income of $1.2 million in 2008, compared to income of $66,000 in 2007.

Provision for Income Taxes. Income tax expenses increased to $0.77 million in 2008, compared to $0.36 million in 2007, as a result of increase in valuation allowance over deferred tax assets.

Net Loss. We incurred a net loss of $9.6 million in 2008 compared to a net loss of $7.7 million in 2007, in view of the factors discussed above.

B.      Liquidity and Capital Resources

Our cash and cash equivalent balances totaled approximately $15.8 million at December 31, 2009 and $15.9 million at December 31, 2008. We raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund L.P. and FIMI Israel Opportunity Fund, Limited Partnership (of which a total of $3.3 million was paid in 2008 and 2009), and $14.5 million from a private placement to Israeli institutional investors. The private placement also included warrants that were exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share, during a period of four years. These warrants expired in April 2010. Our working capital was approximately $31.7 million at December 31, 2009 and $26.2 million at December 31, 2008. The increase is mainly attributed to the increase in inventory classified as current.

In 2006 we entered into accounts receivable factoring agreements with financial institutions (the "Banks").  Under the terms of the then agreements, we had the option to factor receivables with the Banks on a non-recourse basis, provided that the Banks approve the receivables in advance.  In some cases we continue to be obligated in the event of commercial disputes, such as product defects, which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. We accounted for the factoring of our financial assets in accordance with the provisions of FASB ASC Subtopic 860-10 Transfers and Servicing- Overall (including SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities- a replacement of FASB Statement No. 125”). We do not expect any reimbursements to take place in the foreseeable future.

As of December 31, 2009, no trade receivables were factored (December 31, 2008 - $ 520 thousand).

On August 12, 2008, our Board of Directors authorized a share repurchase program, involving the repurchase from time to time of our ordinary shares, in a sum not to exceed a total aggregate price of $2 million. The timing and exact number of shares purchased will be at the Company's discretion. The buyback of shares may occur in open market, negotiated or block transactions. We do not intend to purchase any shares from our management team or other insiders. This share repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time. During 2008 we purchased a total of 1,080,757 ordinary shares for the aggregate amount of $0.95 million. There were no purchases in 2009 and as of the date of this Annual Report, there is no current intention to buy additional shares.

On November 11, 2008 and February 17, 2009 we announced cost reduction measures, the purpose of which was to align Camtek with then market conditions due to the global economic recession. These measures resulted in a reduction of about 12% in November 2008 and 14% in February 2009, in our human resources related expenses. At the end of 2009 and beginning of 2010 we canceled the salary reductions implemented in 2008 and 2009 as part of the cost reduction measures, therefore our salary expenses are expected to increase in 2010 as compared to 2009.

On August 28, 2009, the court entered a judgment against us in the lawsuit brought by Rudolph, our competitor in the semiconductor manufacturing and packaging industry, awarding damages of approximately $6.8 million in favor of Rudolph, with regard to sales of Camtek's Falcon products in the United States, plus a pre-judgment interest of approximately $1.2 million. The court also ruled that Rudolph is entitled to an accounting for Falcon sales in the United States since September 2008, plus post-judgment interest. Should we ultimately fail in this lawsuit, including in the appeal, or fail in reducing the awarded damages, we will be forced to pay damages which will adversely affect our cash resources. As of December 31, 2009 no provision has been recorded in the financial statements (See also in Item 8.A - Legal Proceedings).

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements through 2010. If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements. The Company is negotiating a credit facility with a bank in Israel, according to which the bank will provide the Company with a bond in the amount of the above-mentioned damages, in order to stay judgment during the appeal, if and when required, a long term loan in the amount of approximately $1.3 million and a factoring credit facility of approximately $2.5 million. The Company’s obligation to the bank will include a lien on its facility in Israel, restricted deposits, certain financial covenants and floating charge on the Company’s assets.  The Company expects to sign this agreement in the near future (see also in "We had a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems" under "Risk Factors" above).

Cash flow from operating activities

For the year ended December 31, 2009, we had positive cash flow from operations of $3.9 million, primarily due to decrease in inventory, partially offset by our losses. For the year ended December 31, 2008, we had negative cash flow from operations of $2.9 million, primarily due to our losses and decrease in payables, partially offset by a decrease in receivables and inventory. We expect to continue to incur in 2010 additional legal expenses and other costs associated with certain patent infringement actions. See “Our products may infringe on the intellectual property rights of others, which could result in claims against us” under "Risk Factors" above.

Cash flow from investing activities

Cash flow used in investing activities in 2009 was $0.4 million, primarily due to capital expenditures of $0.4 million and $0.5 million investment in Printar, offset by $0.5 million net cash acquired in the investment in Sela. Cash flow provided from investing activities in 2008 was $1.1 million, primarily due to net proceeds from sale of marketable securities of $2.5 million, partially offset due to capital expenditures of $1.0 million.

Our capital expenditures in 2009 were primarily for the purpose of maintaining our facilities, and in 2008 for the purpose of improving our IT systems worldwide and expanding our facilities in China.

Cash flow from financing activities

Cash flow used in by financing activities in 2009 was $3.6 million, due to the repayment of $2.0 million short-term loans from banks and $1.66 million long-term loan from FIMI.

Cash flow used in financing activity in 2008 was $1.1 million, due to repurchase of treasury stock of $0.9 million, payment of a long term loan of $1.66 million, partially offset by increase of $1.5 million in short term bank loans.

Effective Corporate Tax Rate

Camtek's production facilities have been granted “Approved Enterprise” status under the Investment Law. We participate in the Alternative Benefits Program and, accordingly, income from our Approved Enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the Approved Enterprise first generates taxable income due to the fact that we operate in Zone ”A” in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise", such provisions generally require that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

Camtek has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014  ("Programs"). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014.

Out of Camtek's retained earnings as of December 31, 2009, approximately $19.5 million were tax-exempt earnings attributable to our Approved Enterprise and approximately $2.9 million are tax-exempt earnings attributable to our Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting us to taxes. If these retained tax-exempt profits are distributed, we would be taxed at the reduced corporate tax rate applicable to such profits. According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution. As of December 31, 2009, if the income attributed to the Approved Enterprise were distributed as dividend, we would incur a tax liability of approximately $4.9 million. If income attributed to the beneficiary Enterprise were distributed as dividend or upon liquidation, we would incur a tax liability in the amount of approximately $0.7 million. These amounts will be recorded as an income tax expense in the period in which we declare the dividend.

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

Inflation and Foreign Currency Fluctuation

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars. The prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. Due to the fact that our financial results are reported in dollars, in Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease and negatively affect our revenues and income. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, as experienced during 2007 and 2008, thus, will increase our costs expressed in dollars and have an effect on our net income. In 2009 we experienced devaluation of the NIS in relation to the dollar which decreased our costs expressed in dollars. In order to secure part of the risk, we are engaged from time to time in hedging transactions.

 In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

Effects of Government Regulations and Location on the Company's Business

For a discussion of the effects of Israeli governmental regulations and our location in Israel on our business, see "Risks relating to our Operations in Israel" in item 3, above.

C.  Research and Development, Patents and Licenses.

We believe that intensive research and development is essential to our business. We devote substantial research and development resources to developing new products and to improving our existing products to meet our customers’ evolving needs. We have dedicated teams with expertise in image processing software and algorithms, electronic hardware, electro-optics, physics, mechanics and systems design.

Our product development efforts over the past couple of years have resulted in the introduction of several new AOI systems, including new models in the Dragon, Orion, Pegasus, Planet, Mustang, certain Falcon product lines and the Gannet.

Our research and development efforts are primarily focused on:

•	increasing the throughput of our AOI systems;

•	improving our defect detection capabilities;

•	reducing the number of false alarms while simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	providing unique technological solutions to our customers;

•	completing the development and beta testing of our digital material deposition systems in the solder mask activity; and

•	increasing resolution of our SEM/STEM systems.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2009, we had 97 employees engaged in research and development, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $10.3 million, $12.8 million and $12.1 million for the years ended December 31, 2009, 2008 and 2007, respectively, representing 19.3%, 16.9% and 17% of total revenues for the years then ended.

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

We have 135 patents pending in Israel and worldwide (Patent Cooperation Treaty organization or PCT, China, Japan, Taiwan, Korea, Singapore, United States, Canada, Europe), 14 US provisional patent applications and 43 issued patents: 15 in the United States, 11 in Israel, 7 in Europe, 4 in Japan, 3 in Taiwan and 1 in China, Singapore and Korea. These patents relate to our proprietary technology and know-how developed for products in the PCB and semiconductor industries.

D.  Trend Information.

In the second half of 2008 and the first half of 2009 the semiconductor manufacturing and packaging industry was severely affected by the global economic recession. In the second half of 2009 and the first quarter of 2010 we experienced constant improvement in our revenues as customers' demand for capacity and technology in this industry increased due to improvement in the global economic conditions. We anticipate this demand to continue in the second quarter of 2010. Since the fourth quarter of 2009, sales to the semiconductor manufacturing and packaging industry include sales of Gannet systems to the front end semiconductor market and of Sela’s systems.

During the second half of 2008 and the first quarter of 2009 our revenues from the printed circuit board and IC substrate industry were severely affected by the global economic recession. In the second half of 2009 and the first quarter of 2010 we experienced slight improvement in our revenues. During this period, sales to the printed circuit board and IC substrate industry included sales of ink and the Legend systems, as a result of our purchase of Printar's assets. We currently expect this industry to return to full capacity in the second quarter of 2010.

E.  Off-Balance Sheet Arrangements.

We do not have any arrangements or relationships with entities that are not consolidated into our financial statements and are reasonably likely to materially affect our liquidity or the availability of our capital resources.
However, we have entered into various non-cancelable operating lease agreements, principally for office space and vehicles.

As of December 31, 2009, minimum future rental payments under such non-cancelable operating leases were approximately $2.8 million.

F.  Contractual Obligations and Other Commercial Commitments.

As of December 31, 2009, we had contractual obligations and commercial commitments of:

	Payment Due in
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations (1)	1,050	654	379	17	-
Purchase obligations	5,880	386	2,781	1,064	1,649
OCS	3,640	332	794	960	1,554
Severance obligation	487				487
Other long-term obligations (2)	1,770	812	822	136	-
Total	12,827	2,184	4,776	2,177	3,690

(1)
In May 2007, we entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2009, the minimum future rental payments (including future vehicle rental of our subsidiaries) were approximately $990.

(2)	Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2009, minimum future rental payments under these leases amounted to $1,830.

Item 6.	Directors, Senior Management and Key Employees.

A.           Directors and Senior Management.

The following table sets forth information with respect to our directors and executive officers as of the date of this Annual Report.  The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title

Rafi Amit	61	Chief Executive Officer and Director
Yotam Stern	57	Executive Vice President, Business & Strategy and Chairman of the Board of Directors
Gabriela Heller*	45	Director
Rafi Koriat*	63	Director
Eran Bendoly	45	Director
Roy Porat	43	GM Camtek Ltd. and President of Camtek USA Inc.
Mira Rosenzweig	38	Vice President - Chief Financial Officer
Nir Dery	40	Vice President – Marketing
Gilad Golan	45	Vice President – Research and Development
Colin Smith	60	Vice President – Sela Division Manager
Moshe Grencel	56	Vice President, Operations
Michael Lev	56	Vice President, Intellectual Property
Aharon Sela	57	President of Camtek Hong Kong

*Outside directors (as such term is defined under Israeli Companies Law)

Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987 and until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served as an executive of ours since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987 and as Chairman of the Board of Directors since May 2009. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Gabriela Heller has served on our Board of Directors since September 2006. Ms. Heller has an extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE.  Ms. Heller is currently serving on the Board of Directors of Kerur Holdings Ltd and Elco Holdings Ltd, both traded on TASE. From 2004 until 2007 she served on the board of directors of Electra Consumer Products Ltd., from 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech, and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

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

Roy Porat serves as GM Camtek Ltd. and President of our U.S. subsidiary, Camtek USA Inc., since March 2008. Previously, he has served as President of Camtek Hong Kong since September 2003. From 2001 until September 2003, Mr. Porat served as President of Camtek USA, Inc. From 1999 to 2000, Mr. Porat served as the Chief Executive Officer of Aeronautics Ltd. From 1994 to 1999, Mr. Porat served in various executive positions at our affiliate, PCB Technologies. Mr. Porat holds a B.Sc. in Industrial Engineering from Technion - Israel Institute of Technology.

Mira Rosenzweig has been employed by us since September 2008 as our Chief Financial Officer. Previously, from 2001 to 2008, Ms. Rosenzweig served as Director of Finance and in various other positions for Elron Electronic Industries Ltd., traded on the TASE and previously on Nasdaq. Ms. Rosenzweig is a CPA (Israel) and holds a B.A in Accounting and Economics from University of Haifa, Israel.

Nir Dery serves as our VP marketing since November 2009. Mr. Dery joined Camtek in January 2001 and since then held various positions in the Company, including project manager and marketing manager - PCB division. Prior to joining Camtek, Mr. Dery worked at our affiliate, PCB technologies, as a department manager. Mr. Dery holds B.Sc. in material engineering and B.A in physics from the Technion, Israel Institute of Technology.

Gilad Golan has served as our VP Research and Development since November 2009. Mr. Golan has been employed by the Company since November 2006 as R&D manager for Micro Electronics Division, and since February 2009 as Camtek's R&D Division Manager. Between 2005 and November 2006, Mr. Golan served as Chief Executive Officer of Ellumina Vision Ltd., a start-up in the semiconductor equipment industry. From 2000 until 2005, Mr. Golan was the General Manager of Accretech Israel, the R&D site of Accretech (TSK) for wafer inspection. Prior to that, Mr. Golan held various managerial positions with Accretech Israel and Opal Technologies, both semiconductor inspection and metrology equipment manufacturers. Mr. Golan holds a B.Sc. and a M.Sc. in electrical engineering from Ben-Gurion University and MEI (Master of Entrepreneurial Innovation) form ISEMI/Swinburne University of Technology.

Colin Smith has served as our VP – Sela division manager since November 2009. Formerly, Mr. Smith served as Chief Executive Officer, director and founder of Sela; Mr. Smith founded Sela in 1992 after a career in multi-disciplinary engineering and design at Rafael, Israel’s Armament Development Corporation. Mr. Smith participated in the design, manufacturing, and quality control of a variety of advanced electro-optical equipment.  He has extensive knowledge in the fields of electronics, CAD/CAM assimilation, thermal imaging, and electro-optical systems. Mr. Smith retired from the active reserves of the Israel Defense Force with the rank of Lieutenant Colonel, and holds a B.S. in Mechanical Engineering from the Technion, Haifa.

Moshe Grencel has been employed by us since January 2007, as Vice President Operations.  Between 2004 and 2006 Mr. Grencel served as the Executive Vice President of Supply Chain of Delta Galil, a leading company in the textile industry.   From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer.  From 1983 until 2000, Mr. Grencel held various executive positions with Elscint Ltd., a medical diagnostic equipment manufacturer. Mr. Grencel holds a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

Michael Lev has been employed by us since 1994 and has served as our Vice President, Intellectual Property, since April 2007.  From 1994 until April 2007 Mr. Lev held various positions with the Company, in the printed circuit board and semiconductor manufacturing and packaging areas. Mr. Lev holds a M.Sc. in Electrical Communication from Azerbaijan Polytechnic Institute.

Aharon Sela serves as President of Camtek Hong Kong since March 2008. Previously, from 2004 until March 2008, he served as V.P. Sales of the Micro Electronics Division at Camtek Europe and Camtek Hong Kong. From 2002 until 2004 Mr. Sela served as Manager of Camtek Japan and previously he served as Executive V.P. Sales and Marketing at Inspectech Ltd. (which was merged with Camtek in 2001). Mr. Sela holds a B.Sc. in Electrical Engineering from Technion - Israel Institute of Technology.

B.           Compensation.

Compensation of Executive Officers and Directors

The aggregate remuneration paid by us in the year ended December 31, 2009 to all the persons listed in Section A above (Directors and Senior Management), was approximately $2.45 million, which includes $0.2 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the reimbursement of their expenses. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

Effective January 1, 1998, we entered into an employment agreement with Mr. Yotam Stern, our Executive Vice President, Business & Strategy and Chairman of the Board. The agreement has a two-year term, which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Stern’s employment and for a two-year period after the termination of his employment. Pursuant to his employment agreement, Mr. Stern may dedicate up to 40% of his time to work for Priortech or any of the Priortech entities. The employment agreement may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, terminate Mr. Stern’s employment immediately upon the occurrence of various circumstances, including a breach of fiduciary duty.

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

The Chairman of our Board of Directors was, until April 2009, our Chief Executive Officer, Mr. Rafi Amit. Under the Israeli Companies Law, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board unless that designation is approved at the general meeting of shareholders, by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. This approval requirement need not be met if the total number of shares not held by controlling shareholders of the company which are voted against the resolution represents 1% or less of all of the voting rights. The designation may be approved for a term of up to three years and may be re-approved by the same majority for an additional three-year term each time. At our annual general shareholders’ meeting held on April 20, 2009, our shareholders did not authorize Mr. Rafi Amit to continue to hold the position of Chairman of the Board for an additional period of three years. As a result, Yotam Stern was appointed Chairman by our Board of Directors in May 19, 2009.

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

Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving an approximately one-year term, which will expire at our 2010 annual general meeting of shareholders. Each of our outside directors, Messrs. Gabriela Heller and Rafi Koriat, served a three-year term in accordance with the Israeli Companies Law, which expired in September 2009. At our 2009 annual general meeting of shareholders, both of them were reappointed for a further three-year-term, until September 2012.

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

Each of our outside directors serves a three-year term, and may be re-elected to serve in this capacity for one additional term of up to three years, and afterwards, as the Company is a dual listed company, may be re-elected for additional terms of up to three years each, provided that prior to their election by a majority of the shares present and voting at the shareholders meeting, such election is approved by the Company's Audit Committee and Board of Directors, on terms referred to in relevant regulations. An outside director can be removed from office only by either the same percentage of shareholders that may elect him, or by a court order. In either case, an outside director may be removed only if the outside director ceases to meet the statutory qualifications for serving as an outside director or breaches his fiduciary duty. The court may also remove an outside director from office if he or she is unable to perform his or her duties on a regular basis. If at the time an outside director is appointed by the shareholders, all other directors are of the same gender, the outside director to be appointed shall be of the other gender.

Neither we nor our subsidiaries may, prior to the lapse of two years after the termination of membership on our board of any of our outside directors, employ such former outside director, engage him or her to serve as an executive officer or director for us or retain his or her professional services.

Ms. Gabriela Heller and Mr. Rafi Koriat currently serve as our outside directors.

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, or Nasdaq, require foreign private issuers, such as us, to comply with various corporate governance practices. Nevertheless, the Company has decided to opt-out of certain of these practices and follows its home country practice pursuant to Nasdaq Rule 4350(a), as disclosed in Item 16G  - "Corporate Governance".

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

D.	Employees.

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2009	2008	2007
Executive management	11	11	10
Research and development	97	97	86
Sales support	162	151	140
Sales and marketing	32	62	75
Administration	61	68	53
Operations	86	98	92

Total	449	487	456

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2009	2008	2007

China (including Hong Kong)	148	159	128
Taiwan	40	35	38
Japan	6	14	14
Other Asia	24	30	23
Europe	11	14	15
North America	21	19	20
Israel	199	216	218

Total	449	487	456

The reduction in our work force in 2009, as compared to 2008, is a result of our implementation of a cost reduction plan, in light of the severe global slowdown, one element of which involved reductions in our global work force.  In November 2008 the reduction included about 55 employees and represented about 12% of our total workforce and in February 2009 the second reduction included 68 employees, representing about 14% of our then total workforce. We did not record material costs relating to termination benefits to employees who ceased their employment due to the workforce reductions. During the second half of 2009 our workforce increased by 30 employees, out of which 24 are employees of Sela, which was acquired by us in November 2009, and the rest are mostly employed in our manufacturing site in China.

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 29,254,794 ordinary shares outstanding as of May 31, 2010.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Rafi Amit(2)	17,785,522	60.80%
Yotam Stern(3)	17,841,387	60.99%
Directors and executive officers as a group (14 persons)(4)	18,188,051	62.17%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Annual Report are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table, that are currently exercisable or exercisable within 60 days of the date hereof, is 233,100.

(2)
Mr. Amit directly owns 40,560 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of Camtek held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 104,600 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of Camtek held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 464,714 of our ordinary shares. Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding ordinary shares as of May 31, 2010 (including options held by each such person which have vested or will vest within 60 days of May 31, 2010) and have therefore not been listed separately.

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

The total number of RSUs to be granted pursuant to the RSU Plan is 1,500,000, out of which 520,187 are available for grant as of the date of this Annual Report.

Under the RSU Plan, RSUs are granted for no consideration and the exercise price for each grantee is no more than the underlying share’s nominal value, unless otherwise determined by the Board. The RSUs vest according to a four-year vesting schedule, with 25% of the shares vest on the first anniversary of the date of grant and the remaining vesting on a quarterly basis, unless otherwise determined by our Board of Directors.

Option Plans

General. As of December 31, 2009, there were 537,301 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $3.18, exercisable at various dates through July 2015. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

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

During 2009 and 2008 we did not grant any options to employees.

We have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the ordinary shares issuable under all of our option plans. Ordinary shares issued pursuant to these share option plans are eligible for resale in the public market, subject to restrictions on re-sales by affiliates.

As of December 31, 2009, there were options exercisable and vested for 517,301 ordinary shares (out of the total outstanding options of 537,301) at a weighted average exercise price of $3.15 per share, and unvested options exercisable for 20,000 ordinary shares at a weighted average exercise price of $3.96.

Item 7.	Major Shareholders and Related Party Transactions.

A.           Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 31, 2010, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares.  None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 29,254,794 ordinary shares outstanding as of May 31, 2010.

	Beneficial Ownership
	Number of Ordinary Shares*	Percentage
Priortech Ltd.	17,723,337	60.6%

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

As of March 31, 2010, there were a total of 9 holders of record of our issued and outstanding ordinary shares, of which 7 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 47.2% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

B.           Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech and its Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $684,000, $1,804,000 and $1,876,000 in 2009, 2008 and 2007, respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms is comparable to the best offer we could obtain from a third party.  Our total revenues from sales to affiliates of Priortech totaled $843,000, $467,000 and $27,000 in 2009, 2008 and 2007, respectively. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and its subsidiaries in Israel and us bear interest at 5.5%. As of December 31, 2009, the remaining balance Priortech and its affiliates owed us under transactions made in the ordinary course of business with them was $787,000 ($633,000 as of March 31, 2010). We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

Employment Agreements with Messrs. Rafi Amit and Yotam Stern

For a description of the employment agreements with our director and CEO, Mr. Rafi Amit, and our Chairman of the Board and Executive Vice President – Business and Strategy – Mr. Yotam Stern, see above in Item 6 B "Compensation – Employment Agreements".

C.           Interests of Experts and Counsel.

Not Applicable.

Item 8.	Financial Information.

A.           Consolidated Statements and Other Financial Information.

 Please see the consolidated financial statements listed in Item 18 for audited consolidated financial statements prepared in accordance with this Item.

Legal Proceedings

On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting injunctive relief and damages. The patent upon which the claim is asserted expired in February 2008. The court advised the parties to turn to mediation. The parties participated in one mediation meeting, after which they decided to end the mediation and to hold direct negotiations between them. Currently, court sessions have been postponed for as long as the parties continue their direct negotiations. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims. Accordingly, no provision has been recorded by the Company.

On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of a patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor's opinion and prime facie evidence only, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. The patent upon which the claim is asserted expired in February 2007. The Company has filed two motions for the lawsuit to be dismissed, both still pending. At the court's recommendation, the parties held one mediation meeting, after which they have decided to conduct direct negotiations between them, without the mediator. Currently, court sessions have been postponed for as long as the parties continue their direct negotiations. We believe that we have good defenses in the infringement aspect of the claim. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech.  Accordingly, no provision has been recorded by the Company.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota by one of the Company's competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. after its acquisition of August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages.  On March 6, 2009 a jury verdict was rendered in favor of Rudolph, awarding damages of approximately $6.8 million with regard to sales of Camtek's Falcon products in the United States. The jury also found that the infringement was not willful. On August 28, 2009, the court entered judgment ordering the Company to pay the jury award, as well as an additional $1.2 million in interest. The court ordered the Company to account for any recent Falcon sales in the United States so that additional damages, if any, may be assessed. The court also ordered the Company to discontinue all sales and marketing of Falcons in the United States. Pursuant to the terms of the injunction, service and repair of machines sold prior to the jury verdict will be permitted to keep the system in original operating condition. The injunction relates only to Camtek's Falcon operations in the United States, and should not have an effect on any of the Company's other operations. Camtek estimates that the injunction will not materially affect its level of overall sales. Camtek is aggressively pursuing several post-judgment motions to reverse the court's judgment. The Company has also requested a stay on enforcement of any judgment until the post-judgment motions are decided. We believe that we have good grounds to be ultimately successful with these motions or an appeal, if necessary, but see also in "We have a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems" above. Although it is difficult to estimate the outcome of a patent infringement case, and while estimating the outcome of litigation can never be a precise exercise, we believe that the probability that plaintiffs will be ultimately successful (after motions and after appeal, if necessary) is less than 50%, and accordingly, no provision has been recorded by the Company.

On March 7, 2008, a purported Class Action Complaint ("CAC"), Yuval Lapiner v. Camtek, Ltd. et al., was filed in the United States District Court for the Northern District of California on behalf of purchasers of our common stock between November 22, 2005 and December 20, 2006.  Mr. Lapiner filed a Consolidated Amended Class Action Complaint on January 2, 2009, naming the Company and certain of its directors and officers as defendants.  It alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated there under, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiff seeks unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. We filed a motion to dismiss the CAC, as amended, on February 17, 2009, and the Court granted this motion on June 2, 2009.  However, the Court gave plaintiff leave to amend his complaint, which he did when he filed a Second Consolidated Amended Class Action Complaint (“SAC”) on July 10, 2009.  We filed a motion to dismiss the SAC and this motion is still pending.  At this preliminary stage, we do not believe that the SAC has merit and intend to defend ourselves vigorously. Accordingly, no provision has been made in our financial statements in respect of this claim.

On June 1, 2010, the Company has been advised that Rudolph Technologies Inc. has filed against us a new patent infringement claim in the U.S District Court of Minnesota, according to which Rudolph claims that Camtek’s Falcon and Gannet systems infringe Rudolph’s new patent No. 7,779, 528 . Camtek has not yet been served with a complaint in this lawsuit. However, Camtek believes that it has good defenses and intends to aggressively defend itself from the allegations in this claim and its right to sell its tools in the United States. At this preliminary stage it is impossible for the Company to assess the probability of the outcome of the lawsuit or to reasonably estimate its effect on the Company’s activities and financial results, if any.

On July 2005, the Company, together with our parent company, Priortech Ltd., filed a lawsuit in Israel against Orbotech Ltd., in respect of damages in the amount of $4.1 million incurred by it due to a claim and a motion for injunction filed against the Company by Orbotech in May 2004, in the District Court in Nazareth. The Company believes that Orbotech’s claim and motion against it were not filed in good faith, but in order to thwart Camtek’s secondary public offering that was scheduled few days after the submission of Orbotech’s claim and motion and was supposed to approximately $40 million for the Company and Priortech Ltd. Trial currently continues with the submission of primary affidavits and expert opinions by both parties.

We are not a party to any other material legal proceedings.

B.           Significant Changes.

None.

Item 9.	The Offer and Listing.

A.           Offer and Listing Details.

Price History of Ordinary Shares

Since April 22, 2004, the primary trading market for our ordinary shares has been the Nasdaq Global Market, where our ordinary shares are listed and traded under the symbol “CAMT”. From July 28, 2000 through February 4, 2003, our ordinary shares were listed and traded on the Nasdaq National Market and from February 5, 2003 through April 21, 2004, our ordinary shares were listed and traded on the Nasdaq SmallCap Market (now the Nasdaq Capital Market).

For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE. During such period, the trading activity in our ordinary shares on the TASE was insignificant. At our request, our ordinary shares were de-listed from the TASE. In December 2005, we re-listed our ordinary shares in the TASE.

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal year ended December 31, 2005:	4.42	4.21	4.70	2.56
Fiscal year ended December 31, 2006:	7.96	4.07	8.40	4.08
Fiscal Year Ended December 31, 2007:	4.57	1.69	4.65	1.70
2008:
First Quarter	1.84	1.03	1.81	1.01
Second Quarter	1.53	1.01	1.49	1.01
Third Quarter	1.06	0.8	1.08	0.77
Fourth Quarter	0.82	0.29	0.99	0.31
Fiscal Year Ended December 31, 2008:	1.84	0.29	1.81	0.31
2009:
First Quarter	0.44	0.24	0.49	0.21
Second Quarter	0.60	0.36	0.64	0.35
Third Quarter	1.37	0.31	2.11	0.46
Fourth Quarter	2.80	1.01	2.90	1.02
Fiscal Year Ended December 31, 2009:	2.80	0.24	2.90	0.21
First Quarter 2010:	3.24	2.06	3.48	2.15
Second Quarter 2010 through May 31, 2010:	3.60	2.41	3.35	2.40
Monthly Market Prices for the Most Recent Six Months:
December 2009	2.80	1.24	2.90	1.10
January 2010	3.03	2.06	2.92	2.15
February 2010	2.87	2.29	3.03	2.40
March 2010	3.24	2.55	3.48	2.60
April 2010	3.31	2.92	3.35	2.87
May 2010	3.60	2.41	3.35	2.40

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

General

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 29,242,047 ordinary shares are outstanding and fully-paid as of April 1, 2010. Under the Agreement with FIMI as described in Item 4.A., we undertook to issue to FIMI ordinary shares in the event of conversion of the $5 million debentures (remaining balance of $1.67 million as of December 31, 2009) or any part thereof in accordance with the terms of this agreement. Conversion of the loan, in a whole or in part, is at the lender’s option on any given business day after the closing date (August 23rd, 2005). Conversion price is $3.19 per share. In August 2008 and 2009 we repaid the first and second parts of the convertible loan in the sum of about $1.67 million, and the last part of this loan in the sum of $1.67 million (as of the date of this Annual Report) is to be repaid in 2010; As of the date of this Annual Report, no ordinary shares were issued to FIMI as no conversion of the remaining $1.67 million debentures or any part thereof has been made in accordance with the terms of this agreement.

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

Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law

The Israeli Companies Law allows a merger to be effected without the need for court approval if the merger receives the approval of the boards of directors of each of the merging companies and a majority of the shareholders present and voting at the general shareholders’ meeting of each of the merging companies. However, such approval by the general shareholders’ meeting is not required, among others, if the merging company is the full owner of the other party to the merger, or if the following three conditions are fulfilled - the merger does not require the change of the merging company’s articles of association, the merging company is not issuing more than 25% of its share capital as part of the merger and a person will not become a controlling shareholder as a result of the merger. Israeli law also provides that in addition to the approval of the merger by the requisite majority at the shareholders’ general meeting, if either party to the merger or its interested parties hold 25% or more of the shares of the other party to the merger, then the majority must also include a majority of the shares held by those shareholders present and voting (excluding abstainees) who do not have an interest in the other party.

Israeli law does not require court approval of a merger other than in specified situations. However, upon petition by a creditor of a merging company, the court may delay or prevent the consummation of the merger, if it deems there to be a reasonable concern that as a result of the merger, the surviving company will not be able to meet the obligation to creditors of the target company.

A merger may not be completed until 30 days have passed since the resolution was adopted by the general meeting of each of the merging companies, 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies by each of the merging companies and until all required approvals have been obtained and submitted to the Registrar of Companies.

In addition, the Israeli Companies Law contains provisions dealing with arrangements between a company and its shareholders. These arrangements may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the shareholders voting at a shareholders meeting, which needs to hold at least 75% of the share capital represented at the same meeting. In addition to shareholder approval, court approval of the transaction is required, which entails further delay.

The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, any person would become an holder of 25% or more of the company’s voting power. This rule does not apply if there is already another holder of 25% or more of the voting power of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the voting power of the company. This rule does not apply if someone else already holds 45% or more of the voting power of the company or if such acquisition of shares is made in a private offering, following the consent of the company’s audit committee, board of directors and general meeting of shareholders or if following the acquisition the purchaser will become a controlling shareholder.

An acquisition of shares following which the purchaser would become a holder of more than 90% of a public company’s shares must be made by a tender offer for the purchase of all the remaining shares; if a tender offer is not accepted by holders of less than 5% of the company’s issued shares, then the holders of the remaining shares must sell their shares to the acquirer on the terms of the tender offer, although they may petition the court to raise the offered price on the basis that it is an “unfair” price. However, the acquirer will not be permitted to acquire tendered shares, to the extent that the acquisition of those shares would bring the acquirer’s holdings to more than 90% of the target company’s shares, in which case the acquirer may only purchase the balance which will bring the acquirer’s holdings to 90%. In addition, a shareholder who holds more than 90% of the shares of a public company may not purchase additional shares as long as he is holding more than 90%. Shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder; and all rights are suspended as long as the shares are held by the acquirer.

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

Taxation of Distributions on the Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company", the amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2009. We currently expect that we will not be a PFIC in 2010. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2010 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2009 was 26%. This rate was reduced to 25% in 2010 and is scheduled to be reduced to 18% by 2016.

However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See below in "Tax Benefits under the Law for Encouragement of Capital Investments, 1959".

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

Tax benefits under the Law for Encouragement of Capital Investments, 1959 ("the Investment Law")

The Company’s production facility has been granted “Approved Enterprise” status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the approved enterprise first generates taxable income; this is due to the fact that the Company operates in Zone ”A” in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise", such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Amendment, as part of a new Beneficiary Enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of Approved Enterprise, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014 ("Programs"). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014.

Out of the Company's retained earnings as of December 31, 2009, approximately $19.5 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $2.9 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% according to the implementation of the Investment Law; effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution .As of December 31, 2009, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4.9 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $ 0.7 million.

These amounts will be recorded as an income tax expense for the period in which the Company declares the dividend.

The Company intends to reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved and Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Investment Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises.

Should the Company fail to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company's management believes that the Company is meeting the aforementioned conditions.

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

In March 2001, we reached an arrangement with the OCS whereby we were to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by OCS participations, up to a maximum amount of $250,000 per quarter. As of June 1, 2005 we had no additional payment obligations in connection with these grants. In 2009 we submitted 1 research and development plan to the approval of the OCS with respect to Printar’s research and development program, and received grants in the amount of $380,000 dollars (as of the date of this Annual Report). We did not submit any additional R&D plans for 2010. In addition, we participate in the programs which are based on the existing projects of Printar and Sela, both acquired during 2009. Sela and Printar received government grants from the OCS for the financing of significant portion of its product development expenditures in previous years, before the acquisition by us. As of the date of this Annual Report, the amount of non repaid grants received by Sela and Printar amounted to $3.0 million and $4.6 million, respectively.

Net Operating Loss Carry forwards

As of December 31, 2009, the Company and its Israeli subsidiaries had a net operating loss, or NOL, of $42.4 million carry forward for Israeli tax purposes.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. According to the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. An “Industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Taxation of Shareholders’ Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the “Real Gain” and the “Inflationary Surplus.” The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax.  A foreign resident may reduce the tax rate used for the Inflationary Surplus to zero if calculated according to the exchange rate of the foreign currency or the Israeli consumer price index. Real Gains accrued after January 1, 2003 will be taxed at the rate of 20%. However, if the shareholder is a person who holds, directly or indirectly, 10% or more of one of our means of control at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 25%.  In addition, an individual claiming deduction of financing expenses in respect of capital gain recognized from the sale of our shares will be taxed at the rate of 25%. Generally, the capital gain recognized by a corporation will be subject to regular tax at a current rate of 25%. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income. In 2010, these regular tax rates are 25% for corporations and up to 45% for individuals.

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Under  Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who holds such shares as a capital asset;

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel Tax Treaty.

However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli Tax Treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such U.S. resident generally will be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents on Receipt of Dividends

Nonresidents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20%, or 25% if the dividend recipient is a significant Controlling Shareholder, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more then 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

 F.           Dividends and Paying Agents.

Not applicable.

G.           Statement by Experts.

Not applicable.

H.           Documents on Display.

We file annual reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet web site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system.

Our ordinary shares are quoted on the NASDAQ Global Market. You may inspect reports and other information concerning us at the offices of the Financial Industry Regulatory Authority, 9513 Key West Avenue, Rockville, Maryland 20850. Information about us is also available on our site at http://www.camtek.co.il. Such information on our site is not part of this Annual Report.

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

Item 11.                      Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2009, we do not have any bank loans. We have a convertible loan in the amount of $1.67 million to be repaid in 2010, bearing interest based on LIBOR. Therefore, no significant interest rate risk exists. The Company is also negotiating a credit facility with a bank in Israel, which it expects to sign in the near future; see Item 5.B above – "Liquidity and Capital Resources".

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the dollar, as most of our revenues are derived in dollars, and the prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Also, most of our marketing expenses are denominated in dollars or are dollar linked, and our product prices in most countries outside of Europe and Japan are denominated in dollars. However, most of our service income is denominated in local currency. In Europe or Japan, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. An increase in the NIS value relative to the dollar will increase our costs expressed in dollar, and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollar. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations.  During 2009, the value of the U.S. dollar devaluated against the NIS by 0.7%. In addition, during 2009, the value of the U.S. dollar devaluated against the CNY by 0.3%.

The opened hedging transactions as of December 31, 2009, are displayed in the following table:

	Sum of notional amount in dollars	Sum of fair market value in dollars

Forward (dollars/NIS)	750,000	(8,000)

Options
Buy dollars and Sell NIS(Put options)	2,400,000	35,000

Sell dollars and Buy NIS (call options):	2,400,000	(19,000)

In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2009, we had net liabilities of approximately $5.2 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $52,000 or income for the same amount in case of increase or decrease in rates, respectively.

Item 12.   Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15T.   Controls and Procedures

a.   Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2009, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2009, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

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

Item 16B.          Code of Ethics

On May 3, 2004, we adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. During 2009, the Code of Ethics was updated and signed by all of our directors, officers and employees.

A copy of the Code of Ethics is available on our website, www.camtek.co.il. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our corporate headquarters in Israel: Camtek Ltd.,Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2009 and 2008:

Fee Category	For Services Rendered during 2009	For Services Rendered during 2008
Audit Fees	$235,000	$193,000
Other	-	$85,000

Audit Fees: Consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Other fees: In 2008 consisted of fees billed for professional services rendered with respect to potential acquisition that we have pursued but decided to abort during the third quarter of 2008.

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

Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.          Change in Registrant's Certifying Accountant.

Not applicable.

Item 16G.          Corporate Governance.

Pursuant to Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we are relying on our home country practice in lieu of the requirements set out in Rule 4350(l) that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency. Our procedures regarding the issuance of stock certificates comply with Israeli law and practice.  According to the Israeli Companies Law, a share certificate is defined as a certificate in which the name of the owner registered in the company registers is stated, stating the number of shares he owns. In the event that what is registered in the company's shareholders register conflicts with a share certificate, then the evidentiary value of the shareholder register outweighs the evidentiary value of the share certificate. A shareholder registered in the company's shareholders register is entitled to receive from the company a certificate evidencing his ownership of the share.

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

Further, the Company has opted out of the annual meeting requirement, as set forth in NASDAQ Marketplace Rule 4350(e), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect.  Israeli law requires that an annual meeting of the shareholders be held every year, and not later than 15 months following the last annual meeting (see above in "Voting, Shareholders' Meetings and Resolutions"). Our 2010 annual general meeting of shareholders is scheduled to be held before July 20, 2010.

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
ended December 31, 2009

CAMTEK LTD. and its subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2V and Note 3 to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 141R, Business Combinations, included in ASC Topic 805 Business Combinations, related to business combinations and no controlling interests, as of January 1, 2009.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel
June 7, 2010

CAMTEK LTD. and its subsidiaries

Consolidated Balance Sheets

(In thousands)

	December 31,
	2009	2008
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents (Note 4)	15,802	15,949
Accounts receivable, net (Note 15B,C)	18,712	18,156
Inventories (Note 5)	14,176	9,792
Due from affiliates(Note 22)	344	414
Other current assets (Note 6)	1,691	1,929
Deferred tax asset (Note 21)	68	39

Total current assets	50,793	46,279

Fixed assets (Note 7)
Cost	25,264	23,624
Less - Accumulated depreciation	9,870	7,976

Fixed assets, net	15,394	15,648

Long term inventory (Note 5)	4,661	21,653
Deferred tax asset (Note 21)	98	127
Other assets, net (Note 8)	460	453
Intangible assets, net (Note 9)	4,356	575
Goodwill (Note 3)	3,653	-

	13,228	22,808

Total assets	79,415	84,735

Liabilities and shareholder’s equity

Current liabilities
Short term loan (Note 10)	-	1,500
Accounts payable –trade	4,494	5,240
Due to affiliates(Note 22)	-	294
Convertible loan – current portion (Note 12)	1,666	1,667
Other current liabilities (Note 11)	12,945	11,254

Total current liabilities	19,105	19,955

Long term liabilities
Convertible loan (Note 12), net of current portion	-	1,666
Liability for employee severance benefits (Note 13)	487	399
Other long term liabilities (Note 14)	8,802	-
	9,289	2,065

Total liabilities	28,394	22,020

Commitments and contingencies (Note 15)

Shareholders’ equity (Note 17)
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,328,119 in 2009 and 31,227,484 in 2008, outstanding
29,235,743 in 2009 and 29,135,108 in 2008	132	132
Additional paid-in capital	60,297	60,149
Retained earnings (accumulated losses)	(7,510)	4,332
	52,919	64,613
Treasury stock, at cost ( 2,092,376 in 2009 and in 2008)	(1,898)	(1,898)

Total shareholders' equity	51,021	62,715

Total liabilities and shareholders' equity	79,415	84,735

See accompanying notes to consolidated financial statements

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands, except per share data)
Revenues:
Sales of products	39,196	62,135	59,654
Service fees	14,325	13,328	11,315

Total revenues (Note 19, 20A)	53,521	75,463	70,969

Cost of revenues:
Cost of products sold	25,069	37,073	32,769
Cost of services	10,970	10,542	9,171

Total cost of revenues	36,039	47,615	41,940

Gross profit	17,482	27,848	29,029

Research and development costs	10,319	12,801	12,111
Selling, general and administrative expenses (Note 20B)	17,667	24,834	24,119

Total operating expenses	27,986	37,635	36,230

Operating loss	(10,504)	(9,787)	(7,201)

Financial income (expenses), net (20C)	(952)	1,000	(128)

Loss before income taxes	(11,456)	(8,787)	(7,329)
Income tax expense (Note 21)	(386)	(770)	(362)

Net loss	(11,842)	(9,557)	(7,691)

Loss per ordinary share (Note 18):

Basic and diluted	(0.40)	(0.32)	(0.25)

Weighted average number of ordinary shares outstanding:

Basic and diluted	29,218	29,916	30,145

See accompanying notes to consolidated financial statements.

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)
Net loss	(11,842)	(9,557)	(7,691)

Other comprehensive income:

Realization of loss on available for sale securities, net of taxes (nil)	-	-	1

Comprehensive loss	(11,842)	(9,557)	(7,690)

See accompanying notes to consolidated financial statements.

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Shareholders’ Equity

					Accumulated	Retained
			Number of	Additional	other	earnings		Total
	Ordinary Shares		Treasury	paid-in	comprehensive	(accumulated	Treasury	shareholders'
	NIS 0.01 par value		Shares	capital	income (loss)	losses)	stock	equity
		U.S. Dollars
	Shares	(In thousands)	Shares	U.S. Dollars (In thousands)
Balances at December 31, 2006	31,052,474	132	(1,011,619)	59,420	(1)	21,580	(993)	80,138

Exercise of share options	92,860	*	-	32	-	-	-	32
Share based compensation expense	-	-	-	426	-	-	-	426
Realization of loss on marketable securities	-	-	-	-	1	-	-	1
Net loss	-	-	-	-	-	(7,691)	-	(7,691)
Balances at December 31, 2007	31,145,334	132	(1,011,619)	59,878	-	13,889	(993)	72,906

Exercise of share options	82,150	*	-	-	-		-	-
Share based compensation expense	-	-	-	271	-		-	271
Net loss	-	-	-	-	-	(9,557)	-	(9,557)
Purchase of treasury shares	-	-	(1,080,757)	-	-	-	(905)	(905)
Balances at December 31, 2008	31,227,484	132	(2,092,376)	60,149	-	4,332	(1,898)	62,715

Exercise of share options	100,635	*	-	-	-	-	-	-
Share based compensation expense	-	-	-	148	-	-	-	148
Net loss	-	-	-	-	-	(11,842)	-	(11,842)
Balances at December 31, 2009	31,328,119	132	(2,092,376)	60,297	-	(7,510)	(1,898)	51,021

*	Less than $ 1 thousand.

See accompanying notes to consolidated financial statements.

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net loss	(11,842)	(9,557)	(7,691)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,140	1,949	1,307
Loss (gain) on disposal of fixed assets	5	11	(40)
Gain from marketable securities, net	-	(8)	(25)
Deferred tax expense (benefit)	-	570	(59)
Share based compensation expense	148	271	426
Provision for bad debts	677	722	583
Revaluation of liabilities	586	-	-

Changes in operating assets and liabilities:
Accounts receivable	(1,049)	4,407	5,148
Inventories	13,516	1,576	4,522
Due to / from affiliates	(224)	(735)	(19)
Other current assets	293	694	(273)
Accounts payable – trade	(840)	(2,720)	(3,841)
Other current liabilities	443	(85)	(1,377)
Liability for employee severance benefits	88	5	57

Net cash provided by (used in) operating activities	3,941	(2,900)	(1,282)

Cash flows from investing activities:
Purchase of marketable securities	-	(397)	(6,770)
Proceeds from sale of marketable securities	-	2,875	6,425
Purchase of fixed assets	(298)	(1,021)	(3,236)
Purchase of intangible assets	(116)	(352)	(169)
Acquisition of SELA, net cash acquired (1)	487	-	-
Acquisition of Printar assets, net (2)	(500)	-	-
Proceeds from disposal of fixed assets	-	-	40

Net cash (used in) provided by investing activities	(427)	1,105	(3,710)

Cash flows from financing activities:
(Decrease) increase in short-term bank loan	(1,980)	1,500	-
Proceeds from exercise of share options	-	-	32
Purchase of treasury stock	-	(905)	-
Payment of long-term convertible loan	(1,667)	(1,667)	-

Net cash (used in) provided by financing activities	(3,647)	(1,072)	32

Effect of exchange rate changes on cash	(14)	215	203

Net decrease in cash and cash equivalents	(147)	(2,652)	(4,757)
Cash and cash equivalents at beginning of the year	15,949	18,601	23,358

Cash and cash equivalents at end of the year	15,802	15,949	18,601

See accompanying notes to consolidated financial statements.

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Cash Flows

Year ended
December 31,
2009
$ in thousands
(1) Acquisition of SELA, net cash acquired:
Working capital (excluding cash and cash equivalents)	(814)
Fixed assets, net	(69)
Intangible assets	(4,054)
Long-term liabilities	5,424

487
(2) Acquisition of Printar assets, net:
Working capital (excluding cash and cash equivalents)	(521)
Fixed assets, net	(50)
Intangible assets	(3,500)
Long-term liabilities	3,571

(500)

	Year ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest	$160	$277	$320
Income taxes	$232	$200	$308

B. Non-cash transactions:
Transfer of inventory to fixed assets	$1,238	$1,222	$2,649

See accompanying notes to consolidated financial statements.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 1 - General

A.
Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (63.6%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of Microelectronics, Printed Circuit Boards (PCB) and Electronic packaging.

B.
In June 2009, the Company completed a transaction to acquire certain assets and liabilities from Printar Ltd. (“Printar”), an Israeli company. Printar is engaged in the development, manufacture, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask (“SM”), an epoxy layer selectively covering the PCB, while leaving the connecting pads uncovered (currently in development stage) and Legend, applying the identification nomenclature on the PCB (“Legend”). Printar introduced its first Legend system six years ago.

The Printar technology provides a higher performing, one-step, environment-friendly and relatively low-cost process, in comparison with traditional processes. See Note 3 – Acquisition of Businesses.

C.
In September 2009, the Company signed an agreement to acquire 100% of SELA- Semiconductor Engineering Laboratories Ltd. (“SELA”). The transaction was completed in November 2009. SELA is engaged in the development, manufacture and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry. SELA’s existing install-base customers include many world-leading semiconductor fabrication facilities. SELA recently introduced the Xact, the first TEM/STEM (Scanning Transmission Electron Microscope) sample preparation system using Adaptive Ion Milling (AIM) technology.

The AIM technology brings numerous advantages to traditional FIB (Focused Ion Beam) technology by reducing the sample thickness to below 20nm over a large area with high precision and throughput and with superior image quality. See Note 3 – Acquisition of Businesses.

The operations of SELA have been included in the consolidated financial statements of the Company from October 1, 2009. (See Note 2 (A).) In addition, the operations of Printar have been included in the consolidated financial statements of the Company from June 15, 2009.

The primary reason for the above two acquisitions was to develop new growth engines where the Company’s core competencies provide synergies and competitive advantages.

All of Camtek’s activities, including those associated with the above acquisitions, are conducted in one reportable business segment.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 1 - General (cont’d)

D.
As noted in Note 15 (D)(3), a jury verdict has been rendered in favor of a competitor in its patent infringement case against Camtek.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award in the amount of $6.8 million, as well as an additional $1.2 in interest. The Court ordered the Company to account for any recent Falcon sales in the United States so that additional damages, if any, may be assessed. The Court also ordered the Company to discontinue all sales and marketing of Falcons in the United States. The Company is aggressively pursuing several post- judgment motions to reverse the Court's judgment. The Company has also requested a stay on enforcement of any judgment until the post-judgment motions are decided. Should Camtek be unsuccessful at the trial court level, it plans to appeal any adverse judgment. The payment of the damages set forth in a judgment if and when required, may affect Camtek’s liquidity, and would therefore require Camtek to further reduce its expenses and to arrange for additional financing. The Company negotiated  a  credit facility with a bank in Israel, according to which the bank will provide the Company with a bond in the amount of the above-mentioned damages, in order to stay judgment during the appeal, if and when required, a long term loan in the amount of approximately $1.3 million and a factoring credit facility of approximately $2.5 million.  The Company’s obligation to the bank will include a lien on its building, restricted deposits, certain financial covenants and floating charge on the Company’s assets. The agreement with the bank has not yet been signed and the Company believes it will be sign in the near future. Camtek anticipates that its existing capital resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2010.

Note 2 - Significant Accounting Policies

A.	Principles of Consolidation

The accompanying consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively “the Company”), are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All material intercompany balances and transactions have been eliminated in consolidation.

B.	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include valuation of accounts receivable, inventories, intangible assets, other long-lived assets, legal contingencies, and contingent consideration among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount that management provides for certain contingent liabilities.  The Company's assessments are therefore subject to estimates made by management and its legal counsel. Adverse revision in management estimates of the potential liability could materially impact the Company's financial condition, results of operations or liquidity.

The Company adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

C.	Foreign currency transactions

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

The Company accounts for its investments in marketable securities in accordance with FASB ACS Subtopic 320-10 Investments – Debt and Equity Securities including SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

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

Inventories consist of completed systems, partially completed systems and components and other raw materials, are recorded at the lower of cost or market. Cost is determined by the moving – average cost method basis.

Inventory write-downs are recorded at the close of each fiscal period for damaged, obsolete, excess and slow-moving inventory. These write-downs, to the lower of cost or market value, create a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Management periodically evaluates its inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technological obsolete or damaged inventory. These estimates could vary significantly, either favorably or unfavorably, from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Inventory that is not expected to be converted or consumed in the next year is classified as non-current, based on Management’s estimates taking into account market conditions.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

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

Certain of the Company’s finished goods are systems used as demonstration systems, training systems, and for product development in the Company’s laboratories (“internal use”). These systems are identical to the systems that Camtek sells in its ordinary course of business. In circumstances where the Company intends to utilize such systems for its internal use, the Company transfers them from inventory to fixed assets. The rationale for the transfer is that the Company does not have the intention to sell these systems in the ordinary course of business but rather expects to use them for its internal use over their expected useful lives. These systems are recorded as fixed assets at cost and depreciated over their useful lives.

I.           Intangible assets

Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Intangible assets purchased as part of the Printar and SELA acquisitions (See Note 3) are recorded at their fair value and amortized based on their estimated revenue producing life span. The weighted average life span of these assets is eleven years. Acquired in-process research and development (IPR&D) is amortized starting at the initial date of recording revenues from the associated technology.

J.	Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in order to write down the assets to its fair market value.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

K.	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets). The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company has set its annual impairment testing date at December 31 and no impairment charge was recognized.

L.	Fair values of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and amounts due to/from affiliates approximate fair value because of the short-term duration of those items.  Marketable securities are carried at quoted market prices, which represent fair value. The carrying amount of the convertible loan and amounts due to or from Parent approximate fair value because the interest rates on such amounts approximate the market rate.

The fair value of long-term liabilities also approximate the carrying amounts, since they bear floating rate interest at rates close to prevailing market rates.

M.	Revenue recognition

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

Revenue under multiple element arrangements is allocated to separate units of accounting based on the relative value method and vendor objective evidence ("VOE"). Accordingly, non-standard warranty, with determined VOE, is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

N.	Warranty

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

O.	Income taxes

The Company accounts for income taxes in accordance with the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), included in FASB ASC Subtopic 740-10 Income Taxes – Overall, as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

P.	Research and development

Research and development costs are expensed as incurred.

Q.	Earnings / Loss per ordinary share

Basic earnings/loss per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year.  Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options. (See Note 17)

For the years ended December 31, 2009, 2008 and 2007, the effect of the exercise of all outstanding share options is anti-dilutive and has not been included in computing dilutive loss per ordinary share.

For the years ended December 31, 2009, 2008  and 2007, the effects of warrants and conversion of convertible loan are anti-dilutive, and have not been included in computing dilutive loss per ordinary share.

R.	Stock-Based Compensation

The Company accounts for its employee stock-based compensation as a cost in the financial statements and for equity-classified awards such cost is measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

S.	Reclassification

Certain prior year amounts have been reclassified in conformity with the current year’s financial statements presentation.

T.	Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of FASB ASC Subtopic 820-10 Fair Value Measurements and Disclosures – Overall (FASB Statement No. 157, Fair Value Measurements), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subtopic 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 (Statement 157) to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

U.	Derivative instruments

The Company enters into option contracts and forward exchange agreements in order to reduce its exposure with respect to various commitments in currencies other than the dollar, in connection with expenses in New Israeli Shekels.

The Company does not issue or hold derivative financial instruments for trading purposes, but rather to manage its foreign currency exposure.  Nevertheless, these transactions do not meet all the conditions for hedge accounting and accordingly, the changes in fair value of such instruments are recorded directly to financial income (expenses), net.

The Company’s foreign exchange derivative contracts are marked-to-market based on the determined fair value of open contracts at period end. See Note 16.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

V.	Business Acquisitions

On January 1, 2009, the Company adopted revised principles of ASC Topic 805, Business Combinations, related to business combinations and noncontrolling interests. The revised principle on business combinations applies to all transactions or other events in which an entity obtains control over one or more businesses. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Business combinations achieved in stages require recognition of the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values when control is obtained. This revision also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, and requires direct acquisition costs to be expensed. In addition, it provides certain changes to income tax accounting for business combinations which apply to both new and previously existing business combinations. The long-term liabilities arising from the business acquisitions are revalued at each balance sheet date with the revaluation difference being recorded to Finance income, net in the consolidated statement of operations.

In April 2009, additional guidance was issued which revised certain business combination guidance related to accounting for contingent liabilities assumed in a business combination. The Company has adopted this guidance in conjunction with the adoption of the revised principles related to business combinations. The Company applied the revised principles to the acquisitions of Printar and of SELA (see Note 3).

W.	Contingent Liabilities

A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.
A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably.

X.	Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a liability, if it is probable that the Company will have to repay the grants received. If it is not probable that the grants will be repaid, the Company records the grants as a reduction to research and development expenses. Royalties paid to the OCS are recognized as a reduction of the above liability. (See Note 15E)

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

Y.	Recently Issued And Adopted Accounting Standards

1.
On July 1, 2009, FASB Accounting Standards Codification™ (“ASC”) became the sole source of authoritative GAAP literature recognized by the Financial Accounting Standards Board for financial statements issued for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Except for applicable SEC rules and regulations and a limited number of grandfathered standards, all other sources of GAAP for nongovernmental entities were superseded by the issuance of ASC. ASC did not change GAAP, but rather combined the sources of GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the financial results of the Company.

2.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (codified into ASC Topic 855, Subsequent Events), which provides guidance on management’s accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The standard is effective for interim or annual financial periods ending after June 15, 2009. The initial application of the standard had no impact on the financial results of the Company. The Company evaluates subsequent events through the date and time of the filing of the applicable periodic report with the SEC.

3.	On January 1, 2009, the Company adopted revised principles of ASC Topic 805, Business Combination. see note 2 (v)

Z.	New standards and interpretations not yet adopted

1.
In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements.

The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 will not have a material impact on its consolidated financial statements.

2.
In October 2009, ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements that Include Software Elements was issued that amends the accounting rules addressing software revenue recognition for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality. The guidance also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company expects that the adoption of ASU 2009-14 will not have a material impact on its consolidated financial statements.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 3 - Acquisition of Businesses

A.	Printar - Acquisition of certain assets and liabilities

On June 15, 2009, the Company completed the acquisition of all Printar’s assets, knowledge, technology and IP rights and liabilities to the Office of the Chief Scientist of Israel (OCS). The transaction is considered a business combination under ASC Topic 805 Business Combinations. (See also Note 1(B).)

The following table summarizes the consideration paid for Printar and the amounts of the assets acquired and liabilities assumed at the acquisition date.

June 2009
U.S.$
Consideration
Cash	500
Contingent consideration	1,830

Total consideration	2,330

Recognized amounts of identifiable assets acquired and liabilities assumed
Inventories	521
Fixed assets	50
In process research and development (IPR&D)	1,002
Technology	368
Liability to Office of the Chief Scientist	(1,741)

Total identifiable net assets	200
Goodwill	2,130
Acquisition-related costs (included in
selling, general, and administrative
expenses in the income statement for
the year ending December 31, 2009)	30

In consideration for the purchase, Camtek will pay Printar a total amount of up to $2,500; an initial payment of $500 was paid in July 2009 and with the additional consideration of $2,000 subject to certain agreed conditions and provided that such amount, if due, be paid by the later of May 2011 or upon the fulfillment of the conditions specified in the agreement.

The additional amount bears interest of 3-month Libor rate plus 1.5%.

The fair value of the contingent payment is based on the $2,500 transaction price, discounted from the estimated payment dates to the valuation date using a rate of 13%, which represents the average of the weighted average cost of capital and the Company’s effective interest on financial debt. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs. As of December 31, 2009, only the time-factor had affected the remaining contingent consideration and the liability to the OCS; the range of outcomes and the assumptions used to develop the estimates had not changed.

The amortization period for the technology acquired in the transaction is 5 years. The IPR&D will be amortized over a period of 10 years starting at the initial date of recording revenues from this technology.

The goodwill of $2,130 arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure.

In 2009, the Company recorded revenues of $1,150 related to Printar's products and service fees.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 3 - Acquisition of Businesses (cont'd)

A.	Printar - Acquisition of certain assets and liabilities (cont'd)

The goodwill recognized is expected to be deductible for income tax purposes.

The liability to the OCS is based on the estimated timing of future payments, discounted using the weighted average cost of capital of 22%.

The net values of the IPR&D, technology, liability to the OCS and contingent consideration at December 31, 2009 were $1,002, $315, $(1,936) and $(1,948) respectively.

B.	SELA Acquisition

In September 2009, the Company signed an agreement to acquire the entire share capital of SELA. The transaction was completed in November 2009. (See also Note 1(C).)

The following table summarizes the consideration paid for SELA and the amounts of the assets acquired and liabilities assumed at the acquisition date.

September 2009
U.S.$
Consideration
Contingent consideration	3,739

Total consideration	3,739

Recognized amounts of identifiable assets acquired
and liabilities assumed
Inventories and Working capital	1,301
Fixed assets	69
Technology	2,486
Customer relationships	45
Liability to Office of the Chief Scientist	(1,685)

Total identifiable net assets	2,216
Goodwill	1,523

Acquisition-related costs (included in
selling, general, and administrative
expenses in the income statement for
the year ending December 31, 2009)	66

According to the agreement, in consideration for the shares Camtek will pay to SELA’s shareholders future payments in the aggregate amount of up to $9,500 by way of earn-out payments, contingent upon SELA’s future revenues. The fair value of the contingent consideration arrangement of $3,739 was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 19%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales. As of December 31, 2009, only the time-factor and a payment made to the OCS had affected the remaining contingent consideration and liability to the OCS; the range of outcomes and the assumptions used to develop the estimates had not changed.

The liability to the OCS is based on the estimated timing of future payments, discounted using the Company’s weighted average cost of capital of 19%.

The weighted average amortization period for the identified intangible assets acquired in the transaction is 12 years.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 3 - Acquisition of Businesses (cont'd)

B.           SELA Acquisition (cont'd)

The net values of the technology, customer relationships, liability to the OCS and contingent consideration at December 31, 2009 were $2,469, $45, $(1,704) and $(3,932) respectively.

The goodwill of $1,523 arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure.

None of the goodwill recognized is expected to be deductible for income tax purposes.

In the fourth quarter of 2009 the Company recorded revenues of $600 related to Sela's products and service fees.

C.	Pro-forma financial statements for the Printar and SELA acquisitions have not been furnished as they are immaterial to the understanding of future operations.

D.
As part of the Printar and SELA acquisitions, the Company approved a plan (the Plan) to integrate and streamline the acquired operations within the existing Camtek structure. The Plan included mainly the abandonment of certain rented properties. The Plan has resulted in restructuring costs of $220 in 2009.

All costs associated with the plan are included in general and administrative expenses in the accompanying consolidated statement of operation.

The Company’s unpaid restructuring liabilities are included in other current liabilities in the consolidated balance sheet.

Note 4 - Cash and Cash Equivalents

	Interest Rate	December 31,
	As of December 31, 2009	2009	2008
	%	U.S. Dollars (In thousands)

Cash in hand and in banking institutions		15,376	15,376
Deposits	0.01 – 0.3	106	388
Restricted		320	185

		15,802	15,949

As of December 31, 2009, approximately $200 were restricted against the Company’s foreign exchange derivatives, $90 were restricted against credit lines to banking institutions in Hong-Kong (Denominated in Hong Kong Dollars), and $30 thousand were restricted against credit lines to banking institutions in Belgium (Denominated in Euro).

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

US Dollars	10,215	11,371
Other currencies	5,587	4,578

	15,802	15,949

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 5 - Inventories

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Components	9,850	15,170
Systems partially completed	2,752	3,710
Completed systems, including systems at customer locations not yet sold	6,235	12,565

	18,837	31,445

Inventories are presented in:

	December 31, 2009	December 31, 2008
	U.S. Dollars (In thousands)

Current assets	14,176	9,792
Long term assets	4,661	21,653

	18,837	31,445

Long term Inventory:

At December 31, 2009, $4,661 thousands of the Company's inventory is in excess of requirements for the year 2010 based on Management’s estimate and the recent level of sales (At December 31, 2008, $21,653). This long term inventory is mainly comprised of spare parts. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition. No estimate can be made of a range of amounts of loss that are reasonably possible should the forecasted sales and its program to reduce the level of inventory not be successful.

The changes in the inventory obsolescence provision are as follows:

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)

Balance at the beginning of year	6,955	2,509	-
Additional provisions made during the year	4,185	4,446	2,509
Provision utilized upon disposal of inventories	(596)	-	-

Balance at the end of year	10,544	6,955	2,509

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 6 - Other Current Assets

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Due from Government institutions	404	529
Income tax receivables	43	107
Due from employees	110	99
Prepaid expenses	503	551
Advances to suppliers	94	66
Deposits for operating leases	229	195
Other	308	382

	1,691	1,929

Note 7 - Fixed Assets

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Land	863	863
Building	9,795	9,789
Machinery and equipment	8,649	7,332
Office furniture and equipment	4,816	4,602
Automobiles	176	149
Leasehold improvements	965	889

	25,264	23,624
Less accumulated depreciation	9,870	7,976

	15,394	15,648

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 aggregated to $1,904, $1,909 and $1,289, respectively.

In December 2008 the Company determined that then-current market conditions indicated that a triggering event had occurred and accordingly performed step one of the impairment test required by FASB ACS Subtopic 360-10. Based the undiscounted cash flow calculation, the Company determined that there was no requirement to complete the step two impairment test whereby the fair value of the asset is compared to the carrying value.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 8 - Other Assets

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Deposits for operating leases	460	453

	460	453

Note 9 - Intangible Assets

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Patent registration costs	751	635
Acquired IPR&D	1,002	-
Acquired technology	2,854	-
Acquired customer relationships	45	-

Intangible assets at cost	4,652	635

Accumulated amortization	(296)	(60)

Intangible asset, less accumulated amortization	4,356	575

Amortization expense for the years ended December 31, 2009, 2008 and 2007 aggregated to $236, $40 and $18 thousand, respectively. The amortization expense for 2009 includes the write-off of patents with a net value of $102 thousand which were abandoned.

As of December 31, 2009, the estimated amortization of intangible assets for the years 2010 to 2014 is as follows:

Year ending December 31,	$US
2010	296
2011	350
2012	398
2013	416
2014	524
1,984

In December 2008, the Company determined that current market conditions indicated that a triggering event had occurred and accordingly performed step 1 of the impairment test required by FASB ACS Subtopic 360-10. Based on the undiscounted cash flow calculation, the Company determined that there was no impairment.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 10 - Short Term Loan

In November 2008, the Company received a short term loan of $1.5 million. The loan bore interest of LIBOR + 2.5%. (December 31, 2008 – 4.875%).

Under this credit line the Company was subject to certain financial covenants.

The loan was repaid in full in March 2009 in accordance with the terms of the loan.

A short-term loan which the Company assumed in the SELA transaction was repaid in October 2009.

Note 11 - Other Current Liabilities

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Accrued compensation and related benefits	3,922	3,861
Government institutions and OCS liability	1,018	416
Income tax payables	442	305
Accrued warranty costs	595	783
Commissions	1,054	1,779
Advances from customers and deferred revenues	1,701	2,603
Accrued expenses	4,213	1,507
	12,945	11,254

      Changes in the product warranty obligation are as follows:

	December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)

Beginning of year	783	934	1,057
New warranties	1,009	1,595	1,534
Reductions	(1,197)	(1,746)	(1,657)
Balance at end of year	595	783	934

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 12 - Convertible Loan

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

U.S. Dollar denominated loan, bearing annual interest of Libor + 2.1%	1,666	3,333

Repayment dates of convertible loan subsequent to December 31, 2009:

U.S. Dollars (In thousands)

2010	1,666

1,666

On August 23, 2005 (the "closing date") the Company raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (“FIMI”). The loan is payable in three equal annual payments starting at the third anniversary of the closing date. The lenders have the right to postpone the repayments to the end of the fifth anniversary from the closing date. The loan bears annual interest of Libor + 2.1% which amounted at December 31, 2009 to 2.36%. The interest is payable every three months. Conversion of the loan, in a whole or in part, is at the lender’s option on any given business day after the closing date.

Conversion price per one ordinary share is $5.50, however, in the event that the average closing price of the Company's shares as reported on Nasdaq for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing date, is lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00. As of December 31, 2009 the conversion price per one ordinary share is $3.19.

The Company is subject to the following main covenants:

1.
The shareholders' equity should not decrease to below $45 million, or, $40 million as a result of dividend distributions. Shareholders' equity may not decrease by more than 10%, unless such deviation is cured within three consecutive financial quarters immediately following the financial quarter in which such decrease had occurred.

2.	The shareholder's equity shall represent at least 55% of the total assets of the Company.

3.	The net loss shall not exceed an aggregate of $10 million in any single financial quarter or any year.

4.
No further borrowings which exceed the aggregate amount of $15 million (other than the loans and credit lines which were in effect at the closing date) and no new transactions with the Company’s affiliates.

As of December 31, 2009 the Company was not in compliance with all of the aforementioned covenants and may be required to repay the remaining balance before August 2010, the originally agreed repayment date.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 13 - Severance Pay

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $487 and $399 thousand as of December 31, 2009 and 2008, respectively.

3.	Severance pay expenses were $712, $924 and $851 thousand in 2009, 2008 and 2007, respectively.

Note 14 - Other Long Term Liabilities

	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Liability for contingent consideration in respect of acquisitions	5, 494	-
Liability to OCS, mainly in respect of acquisitions	3,308	-

	8,802	-

In accordance with ASC Topic 820 (Statement 157), the Company’s other long term liabilities are measured at fair value on the measurement date using Level 3 inputs. (See Note 3)

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 15 -   Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements, principally for office space. In May 2007, the Company entered into a non-cancelable operating lease for vehicles for a period of 36 months.

As of December 31, 2009, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars (In thousands)

2010	1,466
2011	679
2012	329
2013	193
Thereafter	153

2,820

Aggregate office rent expenses amounted to $1,132, $854 and $730 thousand in 2009, 2008 and 2007, respectively.

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of period	Provision	Write-off	Balance at end of period
	U.S. Dollars (In thousands)

2007	2,853	583	(167)	3,269
2008	3,269	722	(238)	3,753
2009	3,753	677	(404)	4,026

C.	Factoring of financial assets

In 2006 the Company entered into accounts receivable factoring agreements with financial institutions (the "banks").  Under the terms of the then agreements, the Company had the option to factor receivables with the banks on a non-recourse basis, provided that the banks approve the receivables in advance.  In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of FASB ASC Subtopic 860-10 Transfers and Servicing- Overall (including SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities- a replacement of FASB Statement No. 125”). The Company recognized the removal of the receivables on the date of transaction and amortized the associated liability as amounts received from customers were paid to the banks. Losses incurred on the sale of receivables were recorded in finance expense.

As of December 31, 2009, no trade receivables were factored. (December 31, 2008 - $ 520 thousand).

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 15 - Commitments and Contingencies (cont’d)

D.	Litigation

1.
On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by a competitor, Orbotech Ltd., alleging that the Company’s Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting injunctive relief and damages. The patent upon which the claim is asserted expired in February 2008. The court advised the parties to turn to mediation. The parties participated in one mediation meeting, after which they have decided to end the mediation and to hold direct negotiations between them. Currently, court sessions have been postponed for as long as the parties continue their direct negotiations. The Company believes that it has substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims. Accordingly, no provision has been recorded by the Company.

2.
On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of a patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor's opinion and prima facie evidence only, that the Company allegedly infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents the Company from manufacturing the allegedly infringing illumination block in suit. The claim is currently in the preliminary stage of discovery and only after evidence is presented and cross examinations are conducted will a final judgment be rendered by the District Court, subject to the right to appeal. The patent upon which the claim is asserted expired in February 2007. The Company has filed two motions for the lawsuit to be dismissed, both still pending. At the court's recommendation, the parties held one mediation meeting, after which they have decided to conduct direct negotiations between them, without the mediator. Currently, court sessions have been postponed for as long as the parties continue their direct negotiations. The company believes that it has good defenses in the infringement aspect of the claim. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech. Accordingly, no provision has been recorded by the Company.

3.
On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota by one of the Company's competitors in the field of semiconductor manufacturing and packaging, August Technology Corporation (today Rudolph Technologies Inc. after its acquisition of August Technology Corporation), alleging infringement of a patent and seeking injunctive relief and damages.  On March 6, 2009 a jury verdict was rendered in favor of Rudolph, awarding damages of approximately $6.8 million with regard to sales of Camtek's Falcon products in the United States. The jury also found that the infringement was not willful. On August 28, 2009, the court entered judgment ordering the Company to pay the jury award, as well as an additional $1.2 million in interest. The court ordered the Company to account for any recent Falcon sales in the United States so that additional damages, if any, may be assessed. The court also ordered the Company to discontinue all sales and marketing of Falcons in the United States. Pursuant to the terms of the injunction, service and repair of machines sold prior to the jury verdict will be permitted to keep the system in original operating condition. The injunction relates only to Camtek's Falcon operations in the United States, and should not have an effect on any of the Company's other operations. Camtek is aggressively pursuing several post-judgment motions to reverse the court's judgment. The Company has also requested a stay on enforcement of any judgment until the post-judgment motions are decided. The Company believes that it has good grounds to be ultimately successful with these motions or an appeal, if necessary. Although it is difficult to estimate the outcome of a patent infringement case, and while estimating the outcome of litigation can never be a precise exercise, the Company believes that the probability that plaintiffs will be ultimately successful (after motions and after appeal, if necessary) is less than 50% and accordingly, no provision has been recorded by the Company.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 15 -  Commitments and Contingencies (cont’d)

D.
Litigation (c ont’d)

On June 1, 2010, the Company was advised that Rudolph Technologies Inc. has filed against the Company a new patent infringement claim in the U.S District Court of Minnesota, according to which Rudolph claims that Camtek’s Falcon and Gannet systems infringe Rudolph’s new patent No. 7,779, 528 . Camtek has not yet been served with a complaint in this lawsuit.  Camtek intends to aggressively defend itself from the allegations in this claim and its right to sell its tools in the United States. At this preliminary stage, it is impossible for the Company to assess the probability of the outcome of the claim or to reasonably estimate its effect on the Company’s activities and financial results, if any.

4.
On March 7, 2008, a purported Class Action Complaint ("CAC"), Yuval Lapiner v. Camtek, Ltd. et al., was filed in the United States District Court for the Northern District of California on behalf of purchasers of the Company’s common stock between November 22, 2005 and December 20, 2006.  Mr. Lapiner filed a Consolidated Amended Class Action Complaint on January 2, 2009, naming the Company and certain of its directors and officers as defendants.  It alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated there under, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiff seeks unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. The Company filed a motion to dismiss the CAC, as amended, on February 17, 2009, and the Court granted this motion on June 2, 2009.  However, the Court gave plaintiff leave to amend his complaint, which he did when he filed a Second Consolidated Amended Class Action Complaint (“SAC”) on July 10, 2009.  The Company filed a motion to dismiss the SAC and this motion is still pending.  At this preliminary stage, the Company does not believe that the SAC has merit and intend to defend itself vigorously. Accordingly, no provision has been made in our financial statements in respect of this claim.

E.
Chief Scientist

Through its acquisition of Printar and Sela, the Company participates in programs sponsored by the Israeli government for the support of research and development activities. The Company is committed to pay amounts to the Chief Scientist (OCS) at rates of 3.5% of the sales of products resulting from this research and development, up to an amount equal to 100% of the grants received by the Company, and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2009 the amount of non-repaid grants received including interest accrued in respect of Printar operation and Sela, amounted to $5 million and $3 million, respectively. The fair value of the liabilities to the OCS were recorded as part of the purchase price allocation related to the acquisition of Printar and Sela and as of December 31, 2009 amounted to $1.9 million and $1.7million, respectively.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 16 - Concentration of Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits, marketable securities and trade receivables. The Company's cash equivalents and marketable securities are maintained with multiple high-quality institutions and the composition and maturities of investments are regularly monitored by management. Generally, these securities and deposits are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk.

The trade receivables of the Company are derived from sales to a large number of customers, mainly large industrial corporations located mainly in Asia, the United States and Europe. The Company generally does not require collateral: however, in certain circumstances, the Company may require a letter of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

The carrying amounts of financial instruments approximate fair value.

Liquidity

The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2010. If available liquidity will not be sufficient to meet the Company’s operating and loan obligations as they come due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2010.

Derivative Instruments

The Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. The notional amounts and fair value of derivatives as of December 31, 2009 are:

	Notional amount	Fair market value
	U.S. Dollars (In thousands)

Forward (dollars/NIS)	750	(8)

Options

Buy put options (Buy dollars and Sell NIS)	2,400	35

Sell call options (Sell dollars and Buy NIS)	2,400	(19)

The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs.

Such instruments had a combined fair value gain of $(40) and $8 as of December 31, 2009 and 2008, respectively, based on quotations from financial institutions. The Company is not applying hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 17- Shareholders’ Equity

A.	General

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT.

In December 2005 the Company registered its shares to be listed and traded on the Tel-Aviv stock exchange.

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

In 2008, the Board of Directors authorized a share repurchase program involving the repurchase from time to time of the Company’s ordinary shares. Repurchases will not exceed a total aggregate price of $2 million. In 2009 no shares were repurchased (2008 - 1,080,757 shares were repurchased for an aggregate price of $905).

D.	Stock Option Plan

As of December 31, 2009, the Company has five stock option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

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

As of December 31, 2009, there are 214,731 additional options available for grant under the Plan. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

2007 Grant

Dividend yield	0
Expected volatility *	83%-84%
Risk-free interest rate	5%
Expected life (years) **	6

*	Historical volatility

**	The company used the simplified method to estimate the expected life as permissible under SAB 107.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 17 -Shareholders’ Equity (cont’d)

D.	Stock Option Plan (cont’d)

No options were granted during the years ended December 31, 2009 and 2008. The weighted average grant date fair value of options granted during the year ended 2007 was $3.19. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $40,307, $97,713 and $101,128 respectively. The total intrinsic value of options vested at December 31, 2009 was $11,700.

Total stock option compensation expense amounted to $26, $207 and $426 thousand in 2009, 2008 and 2007, respectively.

As of December 31, 2009, there was $26,333 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.06 years.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2009		2008		2007
	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$	Number Of Shares	Weighted average exercise price US$

Outstanding at January 1	685,491	3.12	807,841	2.78	929,964	2.46
Granted	-	0.00	-	0.00	45,000	4.32
Forfeited	(116,200)	3.68	(40,200)	2.82	(74,263)	2.78
Exercised	(31,990)	0.00	(82,150)	0.00	(92,860)	0.34
Outstanding at year end	537,301	3.18	685,491	3.12	807,841	2.78

Vested at year end	517,301	3.15	617,491	2.99	670,841	2.56

			Weighted
	Number	Weighted	Average	Aggregate
	of	average	Remaining	intrinsic
	shares	exercise	Contractual	Value (in
	outstanding	price US$	term (years)	US$ thousands)

Outstanding as of December 31, 2009	537,301	3.18	4.65	19,500

Vested and expected to vest at December 31, 2009	505,063	3.18	5.70	18,330

Exercisable at December 31, 2009	517,301	3.15	4.49	17,550

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 17 - -Shareholders’ Equity (cont’d)

D.	Stock Option Plan (cont’d)

The following table summarizes information about share options at December 31, 2009:

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price US$	outstanding	life in years	price US$	exercisable	price US$

2.98-3.29	376,301	3.98	2.98	376,301	2.98
3.00	96,000	5.74	3.00	96,000	3.00
5.00	10,000	6.37	5.00	9,000	5.00
6.15	10,000	6.58	6.15	9,000	6.15
4.50	30,000	7.06	4.50	18,000	4.50
3.95	15,000	7.23	3.95	9,000	3.95

	537,301	4.65	3.18	517,301	3.15

The following table summarizes information about nonvested options at December 31, 2009:

		Weighted average
	Options	grant- date fair value

Balance at January 1, 2009	68,000	4.41
Granted	-	-
Vested	(32,100)	3.49
Forfeited	(15,900)	4.94

Balance at December 31, 2009	20,000	5.45

E.	Restricted Share Unit Plan

In August 2007, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) pursuant to which the Company’s board of directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 1,500,000 authorized but unissued Shares, after it was increased in 2009 by an additional 1,200,000 from 300,000 authorized but unissued shares.

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
Notes to the Financial Statements

Note 17 - -Shareholders’ Equity (cont’d)

E.	Restricted Share Unit Plan (cont’d)

Unless otherwise determined by the Board with respect to any specific grantee or to any specific grant, (which determination shall not require shareholder approval unless so required in order to comply with Mandatory Law) and provided accordingly in the applicable RSU notice of grant, the RSUs shall vest (become automatically exercised) according to the following 4-year vesting schedule:

a.	Upon the completion of a full 12 (twelve) months of continuous service – 25%.

b.	Upon the lapse of each full additional 3 (three) month(s) of the grantee’s continuous service thereafter, until all the RSU are vested, i.e. 100% of the grant will be vested after 4 years. – 6.25%.

*	2009 grant vesting schedule as determined by the Board in April 2009 is as follows:

a.	Upon the completion of a full 24 (twenty four) months of continuous service – 50%.

b.	Upon the completion of a full 12 (twelve four) months of continuous service – 25%.

c.	Upon the completion of a full 12 (twelve four) months of continuous service – 25%.

Forfeited units are returned to the pool.

Total share based awards expense amounted to $ 122 thousand and $ 64 thousand in 2009 and 2008, respectively.

The total unrecognized compensation cost amounted to $384 thousand, which is being amortized over the vesting period.

As of the balance sheet date the number of RSU’s available for grant was 520,187.

Activity under the Restricted Share Unit Plan was as follows:

	Awards	Number of	Weighted-
	Available	awards	average
	For grant	outstanding	fair value US$

Balance as of December 31, 2008	130,250	169,750	1.61
RSU Plan	1,200,000
Awards granted	(832,500)	832,500	0.38
Exercised	-	(68,645)	1.61
Forfeited	22,437	(22,437)	1.14

Balance as of December 31, 2009	520,187	911,168	0.49

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 18 - Earnings (Loss) Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings (loss) per Ordinary Share for the years indicated:

	Year ended December 31,
	2009	2008	2007
	(In thousands)

Net loss attributable to Ordinary Shares	$(11,842)	$(9,557)	$(7,691)

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share calculation	29,218	29,916	30,145

Add assumed exercise of outstanding dilutive potential
Ordinary Shares	-	-	-

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share calculation	29,218	29,916	30,145

Basic losses per Ordinary Share	(0.40)	$(0.32)	$(0.25)

Diluted losses per Ordinary Share	(0.40)	$(0.32)	$(0.25)

The convertible loan which is convertible to 522,414 shares, 1,044,828 shares and 1,567,398 shares in 2009, 2008 and 2007, respectively, was not considered in computing diluted earnings (losses) because of its anti-dilutive impact.

Note 19 - Geographic Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)

China and Hong Kong	19,512	25,973	30,187
Asia- Other	17,794	20,076	12,676
United States	5,531	10,759	3,983
Taiwan	4,763	7,629	12,935
Western Europe	3,335	7,654	8,081
Japan	1,984	2,640	2,134
Rest of the world	602	732	973

	53,521	75,463	70,969

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 20               -   Selected Income Statement Data

A.	Revenues

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)
Printed Circuit Boards and
IC substrates (1)	19,988	33,312	39,283
Microelectronics (2)	19,208	28,823	20,371
Service fees	14,325	13,328	11,315

Total Revenues	53,521	75,463	70,969

(1)	2009 includes sales of Printar’s products (see Note 3A).

(2)	2009 includes sales of SELA’s products (See Note 3B).

B.	Selling, general and administrative expenses

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)

Selling (a1)	8,530	15,886	17,309
General and administrative	9,137	8,948	6,810

	17,667	24,834	24,119

(a1) Including shipping and handling costs	965	2,036	2,173

C.	Financial income (expenses), net

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)

Interest expense	(160)	(277)	(320)
Interest income	17	181	311
Other, net	(809)	1,096	(119)

	(952)	1,000	(128)

Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(124), $1,241 and $66 thousand in 2009, 2008 and 2007, respectively.

In 2009, Other, net, included re-evaluation expenses of the discounted contingent consideration and liabilities to the OCS resulting from the Printar and SELA acquisitions, in the amount of $586.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 21   -   Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for tax purposes on a separate basis. The Company and its subsidiaries in Israel are assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”) (See Note 21 H). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 ("the Investment Law")

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

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise, which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiating Enterprise", such provisions generally require that at least 25% of the Beneficiating Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for the tax benefits.

In addition, the Amendment provides that the terms and benefits included in any approval certificate issued prior to December 31, 2004 will remain subject to the provisions of the Investment Law as they were on the date of such prior approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiating Enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods ending in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2014  ("Programs"). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014.

Out of the Camtek's retained earnings as of December 31, 2009 approximately $19.5 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $ 2.9 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law; effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 21   -   Income Taxes (cont’d)

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 ("the Investment Law") (cont’d)

As of December 31, 2009, if the income attributed to the Approved Enterprise were distributed as dividend, Camtek would incur a tax liability of approximately $4.9 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, Camtek would incur a tax liability in the amount of approximately $ 0.7 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise Programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law and the regulations published thereunder as well as the criteria set forth in the approval for the specific investments in the Approved Enterprises. In the event of failure to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rates and the Company could be required to refund a portion of the tax benefits already received, with respect to such Programs. The Company's management believes that the Company has met the aforementioned conditions.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)
Income (loss) before income taxes:
Israel	(13,860)	(10,934)	(9,515)
Non-Israeli	2,404	2,147	2,186

	(11,456)	(8,787)	(7,329)

Income tax expense (benefit):
Current:
Israel	52	112	-
Non-Israeli	334	88	394

	386	200	394
Deferred:
Israel	-	478	16
Non-Israeli	-	92	(48)
	-	570	(32)

	386	770	362

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 21   -   Income Taxes (cont’d)

E.	Income taxes included in the income statements:

The following is a reconciliation of the theoretical income tax expense (benefit), assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense (benefit):

	Year Ended December 31,
	2009	2008	2007
	U.S. Dollars (In thousands)

Income (loss) before income taxes	(11,456)	(8,787)	(7,329)

Statutory tax rate	26%	27%	29%

Theoretical income tax expense (benefit)	(2,979)	(2,372)	(2,125)

Increase (decrease) in income tax expense resulting from:

Tax benefits arising from “Approved and Beneficiating
Enterprises” and preferential tax rate in China	(389)	(455)	(141)

Decrease in tax expense resulting from utilization
of tax loss carryforwards and deductible
temporary differences for which deferred tax
benefits were not recognized in previous years	-	(181)	(1,205)

Change in valuation allowance from tax losses and
deductible temporary differences for which deferred tax
benefits are not recorded in the current year	2,915	4,523	6,931

Permanent differences and nondeductible expenses,
including differences between Israeli currency and
dollar-adjusted financial statements-net	347	(517)	(2,560)

Nondeductible stock-based compensation	24	73	124

Prior period adjustments	(8)	39	138

Other *	476	(340)	(800)

Actual income tax expense	386	770	362

Per share effect of the tax benefits arising from
“Approved and Beneficiating Enterprises” and
preferential tax rate in China:

Basic	$0.01	$0.02	$0.00

Diluted	$0.01	$0.02	$0.00

* Mainly due to foreign tax rate differential.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 21   -   Income Taxes (cont’d)

F.	Income taxes included in the balance sheets
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31
	2009	2008
	U.S. Dollars (In thousands)
Current:
Allowance for doubtful accounts	243	312
Accrued warranty	14	15
Unearned revenue	62	268
Accrued expenses	70	228
Other temporary differences *	-	662

Total gross current deferred tax assets	389	1,485
Valuation allowance	(321)	(1,446)

Current deferred tax asset, net of valuation allowance	68	39

Long-term:
Net operating losses (NOL) carryforwards	9,693	4,708
Severance pay	6	5
Fixed assets	(26)	(23)
Other Assets	(353)	-
Other temporary differences *	63	340

Total gross long-term deferred tax assets	9,383	5,030
Valuation allowance	(9,285)	(4,903)

Long-term deferred tax asset, net of valuation allowance	98	127

Net deferred tax assets	166	166

* Other temporary differences mainly relate to research and development expenses

Under FASB ASC Subtopic 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the future realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established to reduce the deferred tax assets to their estimated realizable value. The net change in the total valuation allowance was an increase of $3,257, $1,719 and $2,445 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, Camtek has not provided for income taxes on the undistributed earnings of approximately $ 5,373 thousand of one of its major foreign subsidiaries since these earnings are intended to be indefinitely reinvested.  A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings.  It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

As of December 31, 2009, the Company and its subsidiaries in Israel have regular NOL carryforwards aggregating approximately $42,440 thousand.

As of December 31, 2009, the major foreign subsidiaries have NOL carryforwards aggregating approximately $5,636 thousand, of which approximately $3,926 thousand will expire from 2010 to 2028 and approximately $1,710 thousand can be carried forward indefinitely.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 21   -   Income Taxes (cont’d)

G.	Reduction in corporate income tax rate in Israel

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter-alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%.

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

As of January 1, 2007, and for the years ended December 31, 2007, 2008 and 2009, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the years ended December 31, 2007, 2008 and 2009, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its subsidiaries in Israel file their income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong and United States of America. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning in 2008, in addition, the Israeli tax returns of Sela are open to examination by the Israeli Tax Authorities for the tax years beginning in 2007. While the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1997 in Belgium, 2002 in Hong Kong and 2005 in the United States of America.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 22   -   Balances and Transactions with Related Parties

A.           Balances with related parties:

	December 31, 2009	December 31, 2008
	U.S. Dollars (In thousands)

Accounts receivable	443	256
Due from affiliates	344	414
Due to affiliates	-	294

B.           Transactions with related parties:

	Year Ended December 31,
	2009		2008	2007
	U.S. Dollars (In thousands)

Purchases from Parent and affiliates	684		1,804	1,876
Interest income (expense) from Parent	-	*	(34)	(33)
Sales to Parent and affiliates	843		467	27

*less than $1 thousand

Registration Rights Agreement with Parent

On March 1, 2004, the Company entered into a registration rights agreement providing for the Company to register with the SEC certain of its ordinary shares held by Parent. This registration rights agreement may be used in connection with future offerings of ordinary shares, and includes, among others, the following terms: (a) Parent is entitled to make up to three demands that the Company registers its ordinary shares held by Parent, subject to delay due to market conditions; (b) Parent will be entitled to participate and sell the Company’s ordinary shares in any future registration statements initiated by the Company, subject to delay due to market conditions; (c) the Company will indemnify Parent in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions other than information provided by Parent, and Parent will indemnify the Company in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions in written statements by Parent made for the purpose of their inclusion in such registration statements; and (d) the Company will pay all expenses related to registrations which the Company has initiated, except for certain underwriting discounts or commissions or legal fees, and Parent will pay all expenses related to a registration initiated at its demand in which the Company is not participating.

On December 30, 2004, the Registration Rights Agreement with Parent was amended. The amendment concerns primarily the grant of unlimited shelf registration rights thereunder to Parent with respect to its holdings in the Company, and the assignability of those shelf registration rights to its transferees.

CAMTEK LTD. and its subsidiaries
Notes to the Financial Statements

Note 22   -   Balances and Transactions with Related Parties

B.           Transactions with related parties: (cont'd)

Employment Agreements with the CEO and the EVP

Effective January 1, 1998, the Company entered into an employment agreement with its Executive Vice President, Business & Strategy (“EVP”). Pursuant to changes made to this agreement in 2005, the EVP may dedicate up to 40% of his time to work for Parent or any of the Parent’s entities. The EVP receives from the Company 60% of a full time salary and is compensated directly by the Parent for the remaining 40% of his time.

The CEO serves as the Chairman of Parent, and the EVP also serves as the Chief Executive Officer and as a director of Parent.

The CEO and EVP do not receive any additional compensation for their service as the Company’s directors.

Note 23 - Subsequent Events

1.
Subsequent to the balance sheet date the Company has entered into a Memorandum of Understanding with a Belgian company, according to which, commencing June 2010, this company will distribute the Company’s products for the PCB industry in Europe, subject to and in accordance with terms and conditions referred to in the agreement. This company will also provide the Company with administrative services for the Company’s operation in the Semiconductor industry in Europe.

As of the reporting date of the financial statements, the Company is in the process of implementation of a restructuring plan in its Belgium subsidiary which includes a reduction in workforce and other actions aimed at reducing operating expenses of this subsidiary.

2.
On June 1, 2010, the company was advised that Rudolph Technologies Inc. has filed against the Company a new patent infringement claim in the U.S District Court of Minnesota. See Note 15D.3 – Litigation.

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
___________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Name: Rafi Amit
Title:Chief Executive Officer

Date:  June 7, 2010