Form 20-F
period 2010-12-31
CAMTEK LTD
filed 2011-04-07
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

 (Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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

29,277,983 Ordinary Shares, par value NIS 0.01 per share.

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

☐ Yes                      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

☐ Large Accelerated Filer                                              ☐ Accelerated Filer                                           ☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board 

Other 

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes                      ☒ No

Cautionary Language Regarding Forward-Looking Statements

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

We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2010, 2009 and 2008, and "Selected Balance Sheet Data" as of December 31, 2010 and 2009 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2007 and 2006 and "Selected Balance Sheet Data" as of December 31, 2008, 2007 and 2006 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	$70,235	$39,196	$62,135	$59,654	$92,470
Service fees	17,545	14,325	13,328	11,315	7,585
Total revenuesTotal revenues	87,780	53,521	75,463	70,969	100,055
Cost of revenues:
Cost of products sold	38,464	25,069	37,073	32,769	42,600
Cost of services	10,897	10,970	10,542	9,171	5,842

Total cost of revenues	49,361	36,039	47,615	41,940	48,442
Gross profit	38,419	17,482	27,848	29,029	51,613
Research and development costs	12,906	10,319	12,801	12,111	11,831
Selling, general and administrative expenses	20,662	17,667	24,834	24,119	27,850
Total operating expenses	33,568	27,986	37,635	36,230	39,681
Operating income (loss)	4,851	(10,504)	(9,787)	(7,201)	11,932
Financial income (expenses), net	(1,478)	(952)	1,000	(128)	(288)
Income (loss) before income taxes	3,373	(11,456)	(8,787)	(7,329)	11,644
Income taxes	(557)	(386)	(770)	(362)	(41)
Net income (loss)	$2,816	$(11,842)	$(9,557)	$(7,691)	$11,603

Earnings (loss) per ordinary share:
Basic	$0.10	$(0.40)	$(0.32)	$(0.25)	$0.40
Diluted	$0.09	$(0.40)	$(0.32)	$(0.25)	$0.39

Weighted average number of ordinary shares outstanding:
Basic	29,259	29,218	29,916	30,145	29,176
Diluted	30,360	29,218	29,916	30,145	29,553

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$9,577	$15,802	$15,949	$18,601	$23,358
Restricted deposit	5,182	-	-	-	-
Total assets	96,271	79,415	84,735	98,465	110,806
Bank credit	2,600	-	-	-	-
Convertible loan	-	1,666	3,333	5,000	5,000
Total liabilities	42,279	28,394	22,020	25,559	30,668
Additional paid in capital	60,452	60,279	60,281	60,010	59,552
Shareholders’ equity	53,992	51,021	62,715	72,906	80,138

Ordinary issued and outstanding shares	29,277,983	29,235,743	29,135,108	30,133,715	30,040,855

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

There is a high degree of risk associated with our company and business. If any of the following risks occur, our business, revenues, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline.

Risk Factors Related to Our Business and Our Markets

The markets we target are highly cyclical and we do not have information that enables us to predict with accuracy the cycles in these markets. Also, these markets are negatively affected by periods of economic downturns.

The semiconductor industry is characterized by cyclicality. As a result of our market penetration to the semiconductor industry, we experienced growth from this market from 2004 until the second quarter of 2006. From third quarter 2006 to first half of 2008 we experienced both upturns and downturns. During the second half of 2008 and the first half of 2009 the semiconductor industry experienced a significant downturn, as a result of severe global economic recession and industry overcapacity. During the second half of 2009 and 2010 we experienced growth due to the increased capacity and demand in this industry.

The printed circuit board (“PCB”) and the integrated circuit substrate (“IC substrate”) industries are also cyclical and experienced a prolonged and severe downturn in 2002 and 2003, an expansion and growth during 2004, and significant fluctuations on a quarterly and annual basis thereafter. During the second half of 2008 and during 2009 our sales of automated optical inspection (“AOI”) systems to manufacturers of printed circuit boards and the IC substrate industry were severely affected by the global economic recession. During 2010 we experienced growth due to the increased capacity and demand.

The cyclical variations in our industries are very difficult to predict. In the event of a reduction in demand during cyclical downturns, as those we have experienced in the past and are likely to experience in the future, we may have only a limited ability to reduce expenses without harming our ability to rapidly grow when our markets recover and demand increases again. For example, in order to maintain such ability, we are required to incur significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during downturns or capacity adjustments, affecting the markets we serve.

We have a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems.

In 2010 we recorded net income of $2.8 million. Despite having had net income in 2010, we incurred net losses of $11.8 million, $9.6 million and $7.7 million in 2009, 2008 and 2007, respectively. We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

In 2010 we used $0.04 million in cash in our operations, while in 2009 our operations provided $3.9 million in cash. On December 31, 2010, we had cash and cash equivalents of $9.6 million, in addition to which we have $5.2 million in restricted cash. We may use cash in our operations during 2011 for working capital and may continue to incur significant additional legal expenses and other costs associated with certain patent infringement actions.  In 2009, the District Court of Minnesota rendered a judgment in favor of a competitor in a patent infringement case against the Company awarding damages of approximately $6.8 million and pre-judgment interest of approximately $1.2 million. On August 10, 2010 the Company filed its appeal of t his judgment.  The Company posted an $8.5 million bond to stay execution of any money judgment pending resolution of the appeal. Payment or exercise of the bond, if required, may adversely affect our liquidity and require us to further reduce our expenses and/or to arrange for additional financing.  In 2011, the Company was ordered to pay an additional $645,946 in supplemental damages, and the plaintiffs filed motions seeking $1.5 million for alleged contempt and related attorney fees.  Camtek believes it has strong defenses to these charges and intends to vigorously oppose these motions.  See below “Our products may infringe on the intellectual property rights of others, which could result in claims against us”.

If available liquidity is not sufficient to meet our operating and other obligations as they come due, our plans include pursuing additional financing arrangements from banks or others, the availability and terms of which are not assured, or further reducing expenditures as necessary to meet our cash requirements.

We may experience fluctuations in our future operating results, making it difficult to predict future results.

Our revenues and net income (loss), in any particular period may be lower (or greater) than revenues and net income (loss), in a preceding or comparable period. This complicates our planning processes and reduces the predictability of our earnings. Period-to-period comparisons of our results of operations may be meaningless, and you should not rely on them as indications of our future performance.

Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

•	the size, timing and shipment of substantial orders;

•	product mixtures;

•	customer budget cycles and installation schedules;

•	product introductions and the penetration period of new products;

•	timing of evaluation and qualification of our products by new customers;

•	temporary shifts in industry capacity;

•	pricing of our products;

•	timing of new product upgrades or enhancements;

•	timing of installation or, in some cases, of acceptance of our products by our customers;

•	interest and exchange rates; and

•	possible impairment of goodwill and other assets.

Our future success depends on our ability to increase revenues from sales of AOI systems to both the final manufacturing (“back end”) and wafer processing (“front end”) markets and from the automated sample preparation systems to the front end market of the semiconductor industry. If our share in these markets fails to grow or we will fail to acquire customers for our new systems and applications, our results of operations will be adversely affected.

We are planning to increase our revenues from sales of AOI systems to both the back end and front end markets. Our future success in the semiconductor industry depends on our ability to continue to sustain and increase the acceptance rate of our AOI systems and new applications we included in our AOI systems offered to the back end market. From 2009 and during 2010 we started to record initial revenues from both the Gannet, our AOI system to the front end market, and the Xact, our automated sample preparation system, acquired through the acquisition of SELA - Semiconductor Engineering Laboratories Ltd ("Sela").  Our success also depends on the acceptance rate of both new systems. If the markets for our systems in the semiconductor industry do not develop at the rate we expect, whether as a result of our inability to obtain repeat orders from our customers or to acquire customers who would adopt our new systems, as well as our new applications to other AOI systems, an economic downturn, intensified competition, presentation to the market of alternative technologies, costly penetration of our new systems, changes in technology, changes in product standards, or otherwise - our results will be adversely affected.

In 2008 our revenues from the semiconductor industry increased by 48% above 2007 to $30 million, as a result of several multiple orders of technology-driven purchases and penetration to new customers with new applications. In 2009 our revenues from the semiconductor industry amounted to $20 million, a decrease which resulted from the global economic recession experienced at that time. In 2010 our revenues from the semiconductor industry, amounted to approximately $46.7 million as a result of the increase in capacity in this industry and our initial sales of the Gannet and Xact.

 Since an injunction was issued in the lawsuit brought against us by Rudolph Technologies Inc. (see “Our products may infringe on the intellectual property rights of others, which could result in claims against us” below), we are prohibited from selling our Falcon systems in the United States. In the United States we sell our advanced AOI systems to the back end market of the semiconductor industry, the Condor. Therefore, although we faced some decline in our revenues in the United States as a result of the injunction, we continue to sell there and to generate revenues from the Condor.

Longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and inventory.  Excess inventory can lead to material inventory write-offs.

Our sales process to new and existing customers involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial penetration period for new products, currently the Gannet and the sample preparation system, the Xact (see Item 4.B – Business Overview – Product Lines), and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers, and engineering efforts to fix errors, customize tasks and add new features.  Considering the above factors, the length of time until we recognize revenue can vary and influence our revenues, cash flow and results of operations.

The long sales process may cause an increase in inventory levels and a risk for inventory to decline in value. In the second half of 2009 we increased our products offering to our customers in the semiconductor industry by introducing the Gannet and sample preparation systems, which increases this risk.

Moreover, our customers often require that we deliver our products with short lead times. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. In order to compensate for unexpected delays, we have had to predict our needs further into the future. Our predictions may not correspond to our actual future needs.

We operate an international sales and manufacturing organization. A substantial majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks that could impede our plans for expansion and growth.

The majority of our sales were in the Asia Pacific region. In 2010, our sales in the Asia Pacific region accounted for approximately 83% of our total revenues, of which approximately 38% of our total revenues are from sales in China and Hong Kong, 19% from sales in Korea and 9% from sales in Taiwan. In addition, parts of the assembly of our AOI systems for the printed circuit board industry are made in our manufacturing facility in Suzhou, China. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, North and South Korea, and Japan has for a number of years experienced significant economic instability. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval as well as any extraordinary events having an adverse effect on the economy or business environment in this region would likely harm the operations of our customers in these countries and may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

The markets we serve are highly competitive. There are dominant market participants in each of the markets we operate in and some of our competitors have greater resources, all of which may make it difficult for us to maintain profitability or plan our cash flow.

Competition in the markets we serve is intense. During market downturns competition has intensified due to the reduced demand for the type of products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as favorable payment terms to our customers and a corresponding decline in cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected. If we have to implement more favorable payment terms to our customers, our cash flow may be adversely affected.

 In the back end and front end markets of the semiconductor industry, our principal competitor and the dominant market participant for AOI systems is Rudolph Technologies Inc., with additional competitors including KLA-Tencor Corporation, Topcon Corporation, Toray Industries, Inc., Nidec Tosok Corporation and Hitachi Ltd. Sample preparation competitors are FEI Company, SII Nanotechnology Japan., Hitachi Ltd. and Carl Zeiss, Inc.

In addition, there have been several mergers and acquisitions that changed the competitive map in our market. For example, Rudolph Technologies Inc.'s acquisition of August Technologies Corporation in 2005 and the acquisition of the bumped wafer inspection line of RVSI Inspection, LLC, in January 2008, continuing with Solvision Inc.'s acquisition by Zygo Corporation in February 2008 and the purchase of 96% of ICOS Vision Systems Corp. NV's shares by KLA-Tencor in May 2008. These acquisitions can reinforce the previously smaller competitors with resources, financial backing and the better market position of the acquiring companies, while bringing new forces to the marketplace. As a result, Camtek may need to overcome unfavorable market share perception and invest more R&D efforts in maintaining its technological position.

In the printed circuit board and IC substrate industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., Shirai Electronics Industrial Co. Ltd., ATI Electronics Pty Ltd., local AOI vendors in China and Taiwan and Utechzone Co. Ltd., with whom we have entered into cooperation for the sale of Utechzone's automated final inspection (“AFI”) products by us. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases.

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

The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Potential new technologies and improvements to existing production equipment and methods could improve production yields, thereby reducing the need to use our AOI systems or our sample preparation systems in these industries. In addition, new technologies could emerge as alternatives to using our products.

Our future success will depend on our ability to enhance our existing products and to develop and introduce new technologies for the printed circuit boards, IC substrates and silicon wafers markets. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to keep pace with technological changes, with products offered by our competitors or with emerging industry standards, our ability to attract new business and generate revenues may be damaged.

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

On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota (“Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph,” having acquired August Technology Corporation), alleging infringement of U.S. Patent No. 6,826,298 (“’298 patent”) and seeking injunctive relief and damages. On March 5, 2009 a jury verdict was rendered in favor of Rudolph, awarding damages of approximately $6.8 million with regard to sales of Camtek's Falcon products in the United States. The jury also found that the infringement was not willful. On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, as well as an additional $1.2 million in prejudgment interest. The Court also issued an injunction (“Injunction”) ordering the Company to discontinue all sales and marketing of Falcon in the United States. Pursuant to the terms of the Injunction, service and repair of Falcons sold prior to the jury verdict is permitted to keep the systems in original operating condition. The Injunction relates only to the Company's Falcon operations in the United States, and should not have an effect on any of the Company's other operations. The Company filed an appeal with the Court of Appeals for the Federal Circuit on August 10, 2010, after the Court’s denial of the Company’s post-judgment motions. On November 17, 2010, the Magistrate Judge found that Rudolph was entitled to $645,946 in supplemental damages reflecting Falcon sales occurring after the time period considered by the jury, and on January 7, 2011, the Court upheld the supplemental damages award.  The Company has posted a bond in the Court, staying collection of any award pending resolution of the appeal. On March 9, 2011, Rudolph filed a motion seeking $322,973 in enhanced damages for an allegedly willful post-verdict Falcon sale, as well a motion seeking $1.2 million and unspecified attorneys fees for alleged contempt of the Injunction.  The Company believes it has strong defenses to these charges and intends to vigorously oppose these motions.  An appeal hearing is scheduled for April 7, 2011, but we expect final decision on our appeal to be received no earlier then the second half of 2011. We believe that we have good grounds to be ultimately successful with the appeal, but see also "We have a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems" above.

On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting injunctive relief and damages. The patent upon which the claim is asserted expired in February 2008. The court advised the parties to turn to mediation. The parties participated in one mediation meeting, after which they have decided to end the mediation and to hold direct negotiations.  Despite the unsuccessful direct negotiations, the court ordered another mediation meeting which is scheduled for July 2011. Currently, court sessions have been postponed for as long as the mediation process continues. We believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims.

On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor's opinion and prima facie evidence, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. The claim currently awaits the court's decisions in several preliminary motions filed by both parties. The patent upon which the claim is asserted expired in February 2007. At the court's recommendation, the parties held one mediation meeting, after which they have decided to conduct direct negotiations between them, without the mediator. These negotiations were unsuccessful. We believe that we have good defenses in the infringement aspect of the claim. We further believe that we have claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech.

On June 1, 2010,  Rudolph filed a complaint against us in the United States District Court for the District of Minnesota in which Rudolph alleged infringement of their U.S. Patent 7,779,528 relating to semiconductor wafer inspection technology similar to that described in the ‘298 patent.  The complaint has not yet been served.  However, we believe that we have good defenses and intend to aggressively defend ourselves from the allegations in this claim and our right to sell our tools in the United States.

We cannot assure you that we will be successful in our defense against these claims. If these claims will be ultimately successful, they could have a negative impact on our business by impairing our ability to sell our systems, and they could result in pecuniary damages against us and significant legal and other defense costs, which would impact our cash resources and profitability. In the event we do not prevail against these claims, we may also be liable for any court costs and attorney’s fees incurred by the claimants in connection with these litigations. Even if we will be successful in our defense against these claims, we will still incur significant legal expenses while resolving these matters.

We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor.  If one or more of our third-party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. If some of our key suppliers encounter difficulties and financial problems or rapid increases in demands, they might be unable to supply us with the necessary components or subsystems and meet our requirements in a timely manner. An interruption in supply from these sources or an unexpected termination of the manufacture of key components or subsystems would disrupt production and adversely affect our ability to deliver products to our customers, hence could have an adverse effect on our business, revenues and results of operation. Although we have taken and currently take precautions against this kind of events, an unexpected termination or disruption of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products or a significant increase in inventory which could have an adverse effect on our revenues, cash flow and results of operation.

Certain of the components for our machines are supplied, directly or indirectly, from Japan. At this stage we are unable to evaluate what effect, if any, the recent earthquake in Japan may have on our supply chain and therefore on our revenues.

Since the beginning of 2010 our AOI systems to the back end semiconductor industry, the Falcon and Condor, are manufactured by a single subcontractor who performs part of the material planning, material procurement including key components from our approved suppliers, manufacturing, testing, assembly and packaging work with respect to these systems. If this subcontractor should encounter financial difficulties or the inability to meet our requirements in a timely manner, we could suffer from an unexpected termination or disruption of supply from this subcontractor, which would cause late deliveries of our products to our customers, require an investment in resources in order to shift to another supplier and might adversely affect our business, revenues and results of operation.

The cleaving process in Sela division’s MC600 systems use diamond knives. Such knives are manufactured by a single source in Europe, with whom Sela has an exclusive agreement. The knives are consumable items with a limited life cycle. The manufacturing process for these knives demands expertise and experience. Breakdown of the manufacturing process has happen in the past, and was treated by the manufacturer in a prompt and effective manner. Sela has over ten years of experience with this supplier and has never encountered a situation that compromised its ability to supply consumables to its customers. Nevertheless, at present, we are experiencing such breakdown that has depleted our stock surplus. As in the past the manufacturer is in the process of locating the root cause of this breakdown and applying corrective measures, but we cannot be sure what would be the time required to solve this current issue or its affect on our sales and service to our current installed base.

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

We may also overestimate or incorrectly estimate the product mix of our future needs, which could result in an excess inventory of certain components and subsystems.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We differentiate our products and technologies from those of our competitors by using our proprietary software, our image processing algorithms, ink formulations, ion gun design and advanced image acquisition systems and the integration of our advanced hardware components. We rely on a combination of copyrights, trade secrets, patents, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property, including with respect to hardware and software components of our products, our digital ink formula and our adaptive ion milling (“AIM”) technology. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia Pacific region, that provide less protection to intellectual property than that provided under U.S. or Israeli laws.  In addition we have a manufacturing facility in China, in which we assemble most of our AOI systems for the printed circuit board industry, where the intellectual property laws may not be strictly enforced. Therefore, potential risk may be associated with the protection of our intellectual property which in turn may affect our competitive advantage.

Fluctuations in currency exchange rates may result in the prices of our products becoming less competitive or in additional expenses being recorded.

Currency exchange rate fluctuations may affect the prices of our products. Our products' prices in most countries are denominated in dollars except for Europe, Japan and as of 2011 also part of our revenues from products in China. In those countries, if there is a significant devaluation in the local currency compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In addition, much of our service income is denominated in local currencies. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations.

We generate most of our revenues from products in U.S. dollars but incur a significant portion of our salary and operating expenses in NIS. As most of our revenues are denominated in dollars and as our financial results are reported in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. An increase in the NIS value relative to the dollar will increase our costs expressed in dollars, and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollars. In addition, starting 2011, part of our revenues from products in China will be denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

We may face risks of interruptions in our production capabilities.

Our major manufacturing facility is located in Migdal Ha’Emek, in the Northern part of Israel. Any event affecting this site, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business (see also in “We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor” above).

We also have a manufacturing facility in China, in which we assemble most of our AOI systems for the printed circuit board industry. Therefore, we may be influenced by changing events in China; for example, our manufacturing activity in China may suffer as a result of changes in China's geopolitical status or fluctuations in its economic stability. In addition, we may be exposed to sourcing risks, such as supply-chain and business interruption issues. Any event affecting this site may disrupt our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

We have expanded and may attempt to expand further our activity in the markets we operate in through M&A activity. Such activity may result in operating difficulties, losses and other adverse consequences.

In 2009, we invested in the development of new growth engines by acquiring the assets and certain liabilities of Printar Ltd. (“Printar”) and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. (“SELA”), both Israeli companies; see below in Item 4.B "Business Overview – Our Business.   We plan to grow our business, in part through acquisitions. Our existing operations, as well as any future acquired businesses or assets, could involve numerous risks, including: post-merger integration difficulties; diversion of management's attention from our core business and the operations acquired in 2009 ; failure to estimate the acquired business future performance and failure to execute on such expectations; failure to launch new products to our existing or new markets; inaccurate evaluation of expected competition and/or of the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations.

In addition, we cannot be certain that any future acquisition will be successful. If the operation of the business of any acquisition disrupts our operations, our business may suffer. Even if we successfully integrate the acquired businesses with our own, we may not receive the intended benefits of these acquisitions as a result of, for example, performances below expectations, changes in the economic or market conditions and the entering of stronger competitors or new technologies.

In addition, principally as a result of acquisition activity, our future results of operations would be influenced by the possibility of impairment charges being incurred as a result of decline in value of goodwill and other intangible assets, an ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5 below - “Critical Accounting Policies“).

Future acquisitions could also result in potentially dilutive issuances of equity securities, decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

The unavailability of credit insurance may adversely affect our willingness to sell to certain customers.

Since the second quarter of 2006, we have purchased credit insurance from an Israeli insurance company to cover certain sales. During crisis periods, credit insurance which previously covered some of our customers may be unavailable. In addition the insurance company can refuse to insure certain customers mainly small and private companies, in general, specifically in China.  This could adversely affect our willingness to sell products to these customers.

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

We purchase products of, or sell products to, Priortech Ltd., our principal shareholder, and other companies owned or controlled by it, directly or indirectly, and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite Israeli law procedural requirements, including obtaining special shareholder approvals for interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these transactions and activities. In addition, Mr. Rafi Amit acts as the Active Chairman of the Board of Directors of the Company, on a 75% basis, as well as acting as Priortech’s Chairman of the Board of Directors and providing consulting and management services to Priortech on a 25% basis. Mr. Yotam Stern, our Executive Vice President, Business & Strategy, spends 40% of his time serving as the Chief Executive Officer of Priortech and other positions in the Priortech group (for more details regarding recent changes in senior management see Item 6 B below - "Compensation – Employment Agreements").

We may decide to obtain additional capital which would cause dilution to our shareholders’ holdings.

If we decide to raise additional funds through the issuance of equity or convertible debt securities and are successful at raising such capital, the percentage ownership of our shareholders could be diluted.

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

Based on an analysis of our assets and income, we believe that in 2010 we were not a PFIC. We currently expect that we will not be a PFIC in 2011. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2011 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see “U.S. Federal Income Tax Considerations-Tax Consequences if We Are a Passive Foreign Investment Company".

Our share price has been volatile in the past and may continue to fluctuate in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2010 through March 31, 2011, the closing price of our ordinary shares ranged from $2.21 to $4.65. During the period from January 1, 2009 through March 31, 2010, the closing price of our ordinary shares ranged from $0.25 to $3.23. Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	quarterly variations in our operating results;

•	market conditions relating to our customers’ industries;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	large block transactions in our ordinary shares;

•	an absence of an active trading market may limit our shareholders’ ability to sell our ordinary shares in short time periods.

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, M&A transactions, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements of significant claims or proceedings against us and developments in such proceedings;

•	adverse decisions in litigation matter;

•	additions or departures of our key personnel; and

•	future sales of our ordinary shares.

Stock markets often experience extreme price and volume fluctuations.  Market fluctuations, as well as general economic conditions, such as a recession, interest rate or currency rate fluctuations, political events or hostilities in Israel, the surrounding region or worldwide could adversely affect the market price of our ordinary shares.

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

Priortech beneficially holds 60.5% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern, Itzhak Krell, David Kishon, heirs of Haim Langmas, Zehava Wineberg and Hanoch Feldstien control Priortech and may be deemed to control us.

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

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2010, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

Our principal offices, sole research and development facility and one of our manufacturing facilities are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners; and

•	a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In July 2006 there were extensive hostilities along Israel's northern border, with Lebanon, in proximity to where we are located, and in the winter of 2008-2009 Israel was engaged in an armed conflict in the Gaza Strip. None of the above had any material impact on our operations. Further, in the last couple of months throughout the Middle East there has been political turmoil and outbreaks of violence, the effects of which are yet to unfold but contribute to the general atmosphere of instability in the region. Increased hostilities, current and future armed conflicts, further adverse developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We, Camtek Ltd., and our subsidiary Sela, benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions, from the Approved Enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar program in the future, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund those tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels, and our requests for tax exemption on income from our manufacturing facilities may not be approved.

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

As of December 31, 2010, a dispute has arisen between us and the OCS in Israel in the amount of approximately $600 thousand regarding the royalty rate to be paid in respect of certain of our supported products, the assembly of which has been moved to a foreign subsidiary.

Based on an opinion of our legal advisors, we believe that the probability that we will be required to pay this amount is less than 50%. Accordingly, no provision has been recorded in our financial statements in respect of this matter.

Sela received government grants from the OCS for the financing of a significant portion of its product development expenditures in previous years. As of December 31, 2010 the amount of unpaid grants received, including interest accrued by Sela, amounted to $3.0 million. As part of the acquisition of Printar’s assets and certain liabilities, we assumed Printar’s liability to the OCS. In addition, in 2009 and 2010 we received additional grants with respect to the development programs of the digital material deposition systems in the amount of $0.6 million. As of December 31, 2010 the amount of unpaid grants received including interest accrued by Camtek, including the liabilities assumed from Printar, amounted to $5.2 million.

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

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987. We operate under the Israeli Companies Law.  In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board, or PCB, manufacturing industry. In 1994, we introduced our first automated optical inspection, or AOI, system for the inspection of PCBs. In late 1998, we introduced our Orion system, which gained wide acceptance in the high-end PCB market and represented a breakthrough for us. Applying our core technologies, we developed our Pegasus system, which was introduced in the third quarter of 2002, for the inspection of integrated circuits (IC) substrates. See below in Item 4(c) “Organizational Structure”.

In September 2001, we acquired a developer and producer of AOI systems for the semiconductor manufacturing and packaging industry, or MEP. This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the back end market in the semiconductor industry in the fourth quarter of 2003. The first revenue recognition of the Falcon system was in the second quarter of 2004 and since then, Falcon sales increased. Applying our core technologies, we developed the Gannet, our AOI system for the front end market, which was introduced in 2009 and first sold in the fourth quarter of 2009.

In 2009 we entered into two new fields of activity: in June 2009 we acquired assets and certain liabilities of Printar, which was engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connection pads uncovered, currently under beta testing, and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry. Printar introduced its first Legend system six years ago and maintains an installed base of more than 45 Legend systems. We are not manufacturing new Legend systems, but support the installed base and sell ink products used by Legend machines. Printar's technology could also be used in the future for various other applications in the field of electronic manufacturing. In 2009 we also completed the acquisition of Sela, which is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Sela has more than 285 systems installed worldwide. Many of these systems are located at leading semiconductor fabrication facilities. Sela developed the Xact, a TEM sample preparation tool using Adaptive Ion Milling (AIM) technology. The first Xact system was sold in the first quarter of 2009, and sales continued with two additional Xact systems during 2010.

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million.  In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 were sold to Priortech Ltd.), in which we received net proceeds of $6.1 million. On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI) – the whole amount was repaid ($1.66 million was paid in August 2008, another $1.66 million was paid in August 2009, and the remaining $1.66 million was paid in August 2010). On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. This private placement also included warrants that, during a period of four years, were exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share, but all these warrants expired in April 2010.

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

Our Business

Camtek provides automated solutions dedicated for enhancing production processes and yield for the semiconductor manufacturing and packaging and the printed circuit board and IC substrate industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on an advanced platform of technologies including intelligent imaging, image processing, sample preparation and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

We design, develop, manufacture and market products based on three core technologies: automated optical inspection or AOI; Digital Material Deposition or DMD; and adaptive ion milling, or AIM. AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in the printed circuit board and IC substrate industry and in the semiconductor industry. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. We have sold more than 2,400 AOI systems in 34 countries around the world. Our PCB customer base includes the majority of the largest 100 PCB manufacturers worldwide. Since the introduction of our Falcon line for the semiconductor industry, we have sold over 200 Falcon systems to more than 30 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), Integrated Device Manufacturers (IDM) and wafer level packaging subcontractors, including 12 out of the top 15 semiconductors companies.

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

Printar Ltd. was engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connecting pads uncovered (“SM”) and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry (“Legend”). Printar introduced its first Legend system six years ago and maintains an installed base of more than 45 Legend systems.

Printar’s technology provides a high performance one-step, environment-friendly and relatively low-cost process, in comparison with traditional printing methods. The technology can also be applicable in the future to various other applications in the field of electronic manufacturing.

The SM technology is currently in beta testing. The acquisition of Printar's assets will enable us to offer to our customers in the PCB industry a broader range of products, while relying on existing operational, R&D and sales and marketing infrastructure.

Sela is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry. Sample preparation is a process enabling the material characterization and failure analysis serving the semiconductor and nanotechnology markets.

Sela developed the Xact, a TEM sample preparation tool using AIM technology. The AIM technology brings numerous advantages to traditional FIB (Focused Ion Beam) technology and overcomes the limitations of FIB technology in delivering wide-area, ultra-thin (reducing the sample thickness to below 20nm over a large area), artifact-free specimens with high throughput and precise end-point detection. This complement of attributes is essential to meet the requirements for nano-scale material analysis, both in the semiconductor segment and in the wider field of advanced material development, including delivery of significantly reduced turnaround times and enhanced productivity. The continuous device shrinking trend and material complexity increases the TEM utilization and consequently increases the served available market for SELA’s Xact sample preparation solutions. A SEM-oriented microcleaving solution provides high-quality, automated cleaving without artifacts.

Sela has over 285 systems in operation worldwide. Customers include major semiconductor fabrications, including top 20 companies, as well as leading research institutes. This, combined with Camtek's well-established infrastructure in manufacturing, sales, service, R&D and facilities, allows Camtek to increase its revenues, shorten time-to-market of Sela's products and further strengthen Camtek's presence in the semiconductor market.

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

A relatively fast growing segment is “micro-electro mechanical systems” (MEMS), which utilize materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices (DLP), sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure the product performance and reliability. This testing may amount to a significant amount of the overall product cost. AOI is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

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

Traditional printing on PCBs includes screen-printing and photo imaging. These printing technologies involve high production costs, time-consuming procedures and several production steps.  Camtek's DMD - Legend printing and SM printing (the latter currently under beta testing) allows significant simplification of the Legend and SM process, which leads to faster cycle time and reduces operational costs.

The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drive the semiconductor industry to produce ICs (dies) requiring more input/output connections. These dies must fit into smaller packages. The IC substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the IC die, providing it mechanical and electrical connection to the printed circuit board. These substrates feature conductive lines that are 10 to 50 µm (microns) in width. Although IC substrates are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

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

Semiconductor Industry

AOI Systems

Falcon

Our Falcon systems were designed for the back end market of the semiconductor industry. The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional issues or control the integrity of the interconnect and performs various metrology tasks.

Condor

The Condor is designed to meet the current and future inspection needs of the semiconductor industry. The Condor through its state of the art algorithms and advanced hardware configuration is designed to enhance the 2D and 3D detection abilities and increased throughput. The Condor includes 2D inspection and metrology abilities combined with 3D metrology capabilities such as bump, micro bump and TSV (through silicon via) measurements.
The Condor family currently includes models for:

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

Condor 5LED

Condor 5LED is a new AOI system designed to provide solutions to a variety of requirements that are unique to LED semiconductor manufacturers. The LED market’s special inspection requirements are characterized by 3-6 inch wafers, each of which may contain between 100 to over 200 thousand LED devices per wafer. Typically, the wafer is made of a translucent compound semiconductor such as gallium arsenide, gallium phosphide and/or indium phosphide. The customers’ defect specifications and unique inspection processes raise a significant challenge for AOI suppliers to solve. The new Condor 5LED incorporates all our experience in this space, into a singular and focused designated solution, targeted at the LED market.

Gannet

The Gannet system is our new system designed for the front end market of the semiconductor industry. In semiconductor device manufacturing dozens of fine pattern layers are exposed onto a wafer. Those patterns are then inspected after each set of exposure and development to ensure the patterns are formed with the required design accuracy. The Gannet’s advanced algorithms and inspection capabilities enable it to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several production processes. The first Gannet system was introduced and sold in the fourth quarter of 2009. In 2010 we made sales to strategic customers and expect growth in the future.

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

Xact

The Xact performs cutting-edge TEM/STEM sample preparation in line with the semiconductor and nanotechnology roadmap requirements for next generation physical failure analysis and characterization. The Xact utilizes the new AIM technology, delivering excellent sample quality, significantly reduced turnaround times and enhanced productivity. AIM is superior to the traditional FIB technology; it can reduce lamella thickness below 20 nm over a large area with high precision, artifact-free quality and higher throughput. Xact introduces a twin-beam solution configured for more artifact-free sample clarity and precise end-point detection.

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

In 2009 Camtek signed a memorandum of understanding (MOU) with a competitor, Utechzone, according to which Camtek markets and sells Utechzone's systems for the IC Substrate industry, for consideration as was defined in the MOU. The Company will continue to sell the Mustang and the Pegasus as long as they exist in its inventory, and also continue to service and support Pegasus and Mustang systems sold prior to the MOU. Camtek recorded its first sale under this MOU in the first quarter of 2010.

Planet

lanet is designed for the inspection of ultra-fine-line IC substrate, down to 8µm line–technologies. Introduced in June 2007, the Planet addresses the inspection needs of the very high end of the IC substrate industry - ultra-fine line. The Planet integrates our experience from both the semiconductor and PCB markets into a-totally new hardware architecture to deliver the robustness and high resolution required for high speed detection of micron-scale defects.

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

DMD systems

GREENJET

A SM digital printing system aimed to replace the conventional SM application lines for prototypes and high mix low volume production. The GreenJet system offers manufacturers flexible and high-performance digital SM printing technology solution, accompanied by a wide range of cost-effective, and technological benefits.

The GreenJet incorporates state of the art printing technology, using a specially developed hybrid ink which was tailored to the tough requirements of the PCB industry. The system is currently under beta testing in two customers' sites in Israel and has not yet launched for sales.

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

INK

Camtek has developed the inks for both LGP and GreenJet, which involves different chemicals mixed together in order to reach the required ink characterization.

Customers

Our customer base includes the majority of the largest 100 PCB manufacturers worldwide and over25 out of the 30 largest semiconductor manufacturing, testing and packaging companies, among others. Our customers, many of whom have multiple facilities, are located in 34 countries throughout Asia, Europe and North America. In 2008, 2009 and 2010, no individual customer accounted for more than 10% of our total revenues. In the IC substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our IC substrate customers are located predominantly in Taiwan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices. In the front end market of the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the device manufacturing processes.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars (In thousands)
China and Hong Kong	33,614	19,512	25,973
Korea	16,621	8,391	11,974
Other Asia	11,089	9,403	8,102
United States	10,075	5,531	10,759
Taiwan	7,862	4,763	7,629
Western Europe	4,033	3,335	7,654
Japan	3,270	1,984	2,640
Rest of the world	1,216	602	732

Total	87,780	53,521	75,463

The following table shows our revenues classified by our sales to both industries and our sales from services for each of the last three years:

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars (In thousands)
PCB and IC substrates (1)	26,378	19,988	33,312
MEP (2)	43,857	19,208	28,823
Service Fees	17,545	14,325	13,328

Total Revenues	87,780	53,521	75,463

(1)	2010 and 2009 numbers include sales of Printar’s legend and ink products
(2)	2010 and 2009 numbers include sales of Sela’s sample preparation products

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

In March 2010, we signed an exclusive distribution rights agreement with Canon Marketing Japan Inc., for sales of our AOI systems that address the semiconductor industry in Japan. During 2010 we extended this agreement to include the sample preparation systems.

Also, in March 2010 we entered into a Memorandum of Understanding with a European company, according to which, as of June 2010, this company began to distribute our products for the PCB and IC substrate industry in Europe.

As of December 31, 2010, 40 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region in the last couple of years, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

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

In 2006, we purchased a credit insurance policy from the ICIC – the Israeli Credit Insurance Policy Company, in order to minimize the risk contemplated in transactions with customers which are located overseas and which are granted with certain amount of credit. The policy covers, among other risks, political and financial risks of such customers. During 2010 most of the requests for coverage were accepted.

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to six weeks. We utilize subcontractors for the production of subsystems. Since the beginning of 2010 our Falcon and condor systems are manufactured by a single subcontractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems.

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

Certain of the components for our machines are supplied, directly or indirectly, from Japan. At this stage we are unable to evaluate what effect, if any, the recent earthquake in Japan may have on our supply chain and therefore on our revenues.

We have two manufacturing facilities: one in Migdal Ha’Emek, Israel, and another one in Suzhou, China, in which we manufacture certain components and assemble most of our AOI systems for the printed circuit board industry.

 Competition

The markets in which we operate are highly competitive. In the semiconductor industry, our primary competitor is Rudolph Technologies Inc., with additional competitors including KLA-Tencor Corporation and several Japanese competitors whom we face mostly in Japan – Topcon Corporation, Toray Industries, Inc., Hitachi Ltd. and Nidec Tosok Corporation. Sample preparation competitors are FEI Company, Hitachi Ltd., SII Nanotechnology Japan, and Carl Zeiss, Inc. In the PCB and IC Substrate industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., ATI Electronics Pty Ltd., Shirai Electronics Industrial Co. Ltd., local AOI vendors in China and Taiwan and up to 2009 also Utechzone Co. Ltd., the systems of which are sold by us (see also in “Product Lines – Pegasus and Mustang” above). DMD competitors are Orbotech Ltd, First EIE SA and MicroCraft K.K.

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

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2010	2009	2008
	(in thousands)
Building and leasehold improvements**	869	82	270
Machinery and equipment*	41	1,317	1,449
Office furniture and equipment	311	215	328
Automobiles	-	26	-
Total	$1,221	$1,640	$2,047

*	including transfer of inventory to fixed assets in the sum of $(141,000) and $1,238,000 in 2010 and 2009, respectively.
**	Building and leasehold improvements includes mainly leasehold improvement in the amount of $561 thousand in our new manufacturing facility in China.

Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply: Low Voltage Directive (LVD) 2009/95/EC and Machinery Directive 2006/42/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor manufacturing and packaging industry and production equipment producers, apply: SEMI S-2 (safety requirements for sale of equipment in the semiconductor manufacturing and packaging industry) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor manufacturing and packaging industry). We comply with the above-mentioned governmental regulations during the systems' design process, which is conducted in accordance with the Company's quality assurance manual. In addition, all systems types are tested by independent laboratories who certify their compliance with these governmental regulations.

C.	Organizational Structure

Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of IC substrates. Based on sales, PCB Technologies, a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 60.5% of our outstanding ordinary shares. Our revenues from sales to affiliated and subsidiaries of Priortech, totaled $83,000, $843,000 and $467,000 in 2010, 2009 and 2008, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

 The following table shows the Company's significant subsidiaries, all of which are wholly owned (except for Camtek HK  Ltd. , in which Priortech Ltd., our controlling shareholder, holds one share, or less than one percent), together with each subsidiary's jurisdiction of incorporation, as of the date of this report. For a complete list of subsidiaries, see Exhibit 8.1.

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek Electronic Technologies (Suzhou) Co. Ltd. (CET)	China
Camtek Imaging Technology (CIT)	China
SELA - Semiconductor Engineering Laboratories Ltd	Israel

D.	Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 74,000 square feet, of which 16,000 square feet are devoted to the manufacturing of our products.

We also lease a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry. The Chinese facility occupies 53,500 square feet.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 36,000 square feet.

Aggregate leasing costs in 2010 amounted to approximately $1 million.

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

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor manufacturing and packaging and the PCB and IC substrate industries.

We design, develop, manufacture and market automated optical inspection, or AOI, systems and related products. Our AOI systems are used to enhance both production processes and yields for manufacturers in the printed circuit board, or PCB, industry, the integrated circuit substrate, or IC substrate, industry and the semiconductor manufacturing and packaging industry.

Through the acquisition of Printar's assets and certain of its liabilities we are also engaged in developing, manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connection pads uncovered (currently in beta testing) and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry.

In addition, through the acquisition of Sela we are also engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry (See also in Item 4.B above – "Business Overview - Our Business").

We sell our systems internationally. The majority of sales of our systems in 2010 was to manufacturers in the Asia Pacific region, China, South East Asia, Korea and Taiwan. This fact is due, among other factors, to the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in the region.

In 2010, our sales to customers in the Asia Pacific region accounted for approximately 83% of our total revenues, including approximately 38% of our total revenues from sales in China and Hong Kong, 19% in Korea and 9% in Taiwan. We expect this trend of the major portion of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We expect our service revenues to increase as our installed base increases. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in "Longer sales process for new products may increase our costs and delay time to market of our products both of which may negatively impact our inventory and results of operations” under “Risk Factors” above and “Valuation of Inventory” under ”Critical Accounting Policies” below). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

On November 11, 2008 and February 17, 2009 we announced cost reduction measures, the purpose of which was to align Camtek with then market conditions due to the global economic recession. These measures resulted in a reduction in our human resources related expenses of about 12% in November 2008 and 14% in February 2009. At the end of 2009 and beginning of 2010 we canceled the salary reductions implemented in 2008 and 2009 as part of the cost reduction measures, resulting in an increase in our salary expenses in 2010 as compared to 2009.

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

Revenue Recognition.

The Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable and collectability is reasonably assured.

Our revenue recognition policy requires that we use judgment to determine whether collectability is reasonably assured. Judgment is used for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer’s payment history and its financial strength, as demonstrated by its financial reports or through a third-party credit check. In some cases, we secure payments by a letter of credit or other instrument.

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

In 2010, we elected to adopt early recently issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multiple-element arrangements the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on management’s best estimate of their selling price where other sources of evidence are unavailable. Our multiple deliverables usually consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months.

Accordingly, a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term. The adoption of ASU 2009-13 did not have a material effect on our financial position, results of operations or cash flows.

We routinely evaluate our products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, we concluded that none of our products have such embedded software. In 2010, we have elected to adopt early recently issued ASU 2009-14, “Software (Topic 985)”, which amends ASC Subtopic 985-605 to exclude from its scope tangible products which contain both software and nonsoftware components that function together to deliver a tangible product’s essential functionality. The adoption of ASU 2009-14 did not have a material effect on our financial position, results of operations or cash flows.

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

Valuation of Inventory.  Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider forecasted future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory items past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the years 2010, 2009 and 2008 we wrote-off inventory in the amount of $0.2 million, $4.2 million and $4.5 million respectively. The write off amount is included in the line item “Cost of products sold", in the consolidated statements of operations. The write off creates a new cost basis and is a permanent reduction of inventory cost. The write-off in the amount of $4.2 million in 2009 relates to (i) $2.6 million due to a strategic decision by the Company to discontinue certain old products; (ii) $0.6 million resulting from a write down of software purchased from a former single source supplier which was partially expected to be replaced upon completion of an internally developed software; and (iii) $1.0 million slow moving inventory and items deemed obsolete.  In 2010 the company recorded an additional $0.2 million inventory write off. Inventory that is not expected to be converted or consumed in 2011 is classified as non-current. As of December 31, 2010, a $2.3 million portion of our inventory was in excess of our estimated requirements for 2011, based on our best estimates and the recent level of sales. Management periodically evaluates its inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technological obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Business Acquisitions. On January 1, 2009, we adopted revised principles of ASC Topic 805, Business Combinations, related to business combinations and non-controlling interests. The revised principle on business combinations applies to all transactions or other events in which an entity obtains control over one or more businesses. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This revision also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, and requires direct acquisition costs to be expensed. In addition, it provides certain changes to income tax accounting for business combinations which apply to both new and previously existing business combinations. The long-term liabilities arising from the business acquisitions are revalued at each balance sheet date with the revaluation difference being recorded to finance income, net line item in the consolidated statements of operations. In April 2009, additional guidance was issued which revised certain business combination guidance related to accounting for contingent liabilities assumed in a business combination. We have adopted this guidance in conjunction with the adoption of the revised principles related to business combinations. We applied the revised principles to the acquisitions of Printar and Sela (See also in "We expanded and may attempt to expand our activity in the markets we operate in through M&A activity. Such activity may result in operating difficulties, losses and other adverse consequences” under “Risk Factors” above).

On June 15, 2009, the Company completed the final aspects of acquisition of all of Printar’s assets, knowledge, technology and IP rights and liabilities to the OCS, pursuant to an agreement entered into in October 2008. The transaction is considered a business combination under ASC Topic 805.

The following table summarizes the consideration paid for Printar's assets and the amount of the assets acquired and liabilities assumed at the acquisition date:

June 2009 Million US$
Consideration
Cash	0.5
Fair value of contingent consideration	1.8
Total consideration	2.3
Recognized amounts of identifiable assets acquired and liabilities assumed
Other assets	0.5
Fixed assets	0.1
In process research and development (IPR&D)	1.0
Technology	0.4
Liability to Office of the Chief Scientist	(1.7)
Total identifiable net assets	0.2
Goodwill	2.1
Acquisition-related costs (included in selling, general, and administrative expenses in the income statement for the year ending December 31, 2009)	30 thousand US$

In consideration for the purchase, Camtek may pay Printar a total amount of up to $2.5 million; an initial payment of $0.5 million was already paid in July 2009, and an additional consideration of $2.0 million will be paid subject to certain agreed conditions and provided that such amount, if due, be paid by the later of May 2011 or upon the fulfillment of certain conditions specified in the agreement.

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

The amortization period for the technology acquired in the transaction is 5 years. The IPR&D will be amortized over a period of 10 years starting at the initial date of recording revenues from this technology. As of December 31, 2010, the IPR&D had not commenced amortization.

The goodwill of $2.1 million arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure.

The goodwill recognized is deductible for income tax purposes.

The liability to the OCS is based on the estimated timing of future payments, discounted using the weighted average cost of capital of 22%.

The carrying values of the IPR&D, technology, liability to the OCS and contingent consideration at December 31, 2010 were $1.0 million, $0.3 million, $(2.3) million and $(1.7) million, respectively (December 31, 2009 - $1.0 million, $0.3 million, $(1.9) million and $(1.9) million, respectively).

In September 2009, the Company signed an agreement to acquire the entire share capital of Sela. The transaction was completed in November 2009. The operations of SELA have been included in the consolidated financial statements of the Company from October 1, 2009, According to the agreement from September 2009, we agreed to manage and finance the operations of Sela until the completion of the transaction. The service income and operating expenses included in the results of Sela’s operations for this period were immaterial. As such, there was no effective difference between recording the financed transactions in our books and full consolidation of Sela’s results of operations. Similarly, Sela’s results of operations in the period from the signing of the agreement to October 1, 2009 were immaterial.

The following table summarizes the consideration paid for Sela and the amounts of the assets acquired and liabilities assumed at the acquisition date:

September 2009 Million US$
Consideration
Fair value of contingent consideration	3.7
Total consideration	3.7

Recognized amounts of identifiable assets acquired and liabilities assumed
Inventories and other assets	1.3
Fixed assets	0.1
Technology	2.4
Customer relationships	0.05
Liability to Office of the Chief Scientist	(1.7)
Total identifiable net assets	2.2
Goodwill	1.5

Acquisition-related costs (included in selling, general, and administrative expenses in the income statement for the year ending December 31, 2009)	66 thousand US$

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

The carrying values of the technology, customer relationships, liability to the OCS and contingent consideration at December 31, 2010 were $2,220 thousand, $34 thousand, $(1,856) thousand and $(4,505) thousand respectively (December 31, 2009 - $2,469 thousand, $45 thousand, $(1,704) thousand and $(3,932) thousand respectively).

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

Intangible assets as part of a business combination are recorded at their fair value and amortized based on their estimated revenue producing life span. Acquired in-process research and development is amortized starting at the initial date of recording revenues from the associated technology. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. See Note 10 (B) – Goodwill and Intangible Assets, Net, of the financial statements.

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

We allocate goodwill to reporting units based on the reporting unit’s expected benefit from the acquisition. We evaluate our reporting units on an annual basis and, if required, reassign goodwill using a relative fair value allocation approach. No impairment charge was recognized in 2010 or 2009.

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity. A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event if the probability is evaluated to be probable, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel, adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity. As of December 31, 2010 we did not record contingent liability with respect to our legal disputes (see also “Our products may infringe on the intellectual property rights of others, which could result in claims against us” under “Risk Factors” and “Business Acquisitions” under “Critical Accounting Policies” above), since we believe it is more than 50% likely that our legal disputes will end in our favor.

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

Income Taxes. We account for income taxes under FASB ASC Subtopic 740-10 Income Taxes – Overall (including SFAS No. 109, “Accounting for Income Taxes”).  Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2010. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock-based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black-Scholes-Merton option-pricing model. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures.

Recently Issued and Adopted Accounting Standards

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). (For discussion regarding effects of adoption see Revenue recognition above).

In October 2009, ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements that Include Software Elements was issued that amends the accounting rules addressing software revenue recognition for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality. The guidance also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. (For discussion regarding effects of adoption see Revenue recognition above).

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which significantly increases disclosures about credit quality of financing receivables and the allowance for credit losses, and requires disclosures to be made at a greater level of disaggregation. ASU 2010-20 is effective for public companies in fiscal years ending on or after December 15, 2010. The adoption of this guidance in 2010 did not have a material effect on the Company’s financial statement disclosures.

ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements; This ASU amends FASB ASC Topic 820, Fair Value Measurements and Disclosures, to require reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The ASU also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques.

Except for the detailed Level 3 roll forward disclosures, the guidance in the ASU is effective for interim and annual reporting periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuances, and settlements in the roll forward activity for Level 3 fair-value measurements are effective for fiscal years beginning after December 15, 2010. Early adoption is permitted. The adoption of this standard did not have any effect on the Company’s consolidated financial position and results of operations.

New Standards and Interpretations - Not Yet Adopted

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public entity presents comparative pro forma financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands disclosure requirements as to material pro forma adjustments. This ASU is effective as of the beginning of each reporting entity’s first annual reporting period that begins after December 15, 2010. The Company expects that the adoption of ASU 2010-28 will not have a material effect on its consolidated financial statements.

Results of Operations

Year Ended December 31, 2010 compared to Year Ended December 31, 2009.

Revenues. Revenues in 2010 increased by 64.1% to $87.8 million from $53.5 million in the year ended December 31, 2009. In 2010, sales to the PCB and IC substrate and MEP industries increased by 29% and 116%, respectively, compared to previous year. Sales of all products increased by 79.2% to $70.2 million in the year ended December 31, 2010, from $39.2 million in the year ended December 31, 2009. The increase in sales to the PCB and MEP industries is attributed mainly to increased demand for our products as a result of the high capacity and increased demands driven by new electronic devices and technology evolving in these two industries and the recovery from the recent global economic recession.  In addition the increase in the revenues from the MEP industry was also a result of initial sales by us of the sample preparation products and new AOI system to the front end market of the MEP industry. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

Service fees increased by 22.45% to $17.6 million in the year ended December 31, 2010, from $14.3 million for the year ended December 31, 2009, primarily due to increased revenue from continuing service as our installed base increased.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased by $20.9 million to $38.4 million in 2010 from $17.5 million in 2009, representing an increase of 119.5%. Our gross margin increased to 43.8% in 2010, compared to a gross margin of 32.6% in 2009, primarily due to increased revenues as described above. In addition, in 2009 we reported an inventory write-off in the amount of $4.2 million which significantly influenced our gross margin in 2009 compared with only a $0.2 million write-off in 2010. Our gross profit on product sales increased by $17.7 million to $31.8 million in 2010, compared to $14.1 million in 2009. Our gross profit on service revenue increased by $3.3 million in 2010 to $6.6 million, compared to $3.3 million in 2009, mainly due to increase in service revenues accompanied with smaller increase in direct expenses like service engineers, which is the main service expense component.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2010 were $12.9 million, compared to $10.3 million in 2009. Research and development expenses increased in 2010 by $2.6 million, primarily due to increase in salary expenses, as well as the recording of the research and development costs and expansion of certain research and development plans mainly with respect to the Company’s future products to the MEP and PCB industries.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, doubtful debt, professional services and rent costs. Our selling, general and administrative expenses increased by 16.7% to $20.7 million in 2010 from $17.7 million in 2009. Selling expenses have increased mainly due to the variable expenses associated with the increased revenues which resulted from the increase in demands for our products in the markets we operate, as described above and due to increase in our salary expenses. This increase was offset by a decrease in professional fees related to the lawsuit that Rudolph Technologies has filed against us. Selling, general and administrative expenses as a percentage of revenues was 24% in 2010, compared to 33% in 2009.

Financial  Expenses, Net. We had net financial expense of $1.5 million in 2010, as compared to net financial expense of $1.0 million in 2009. These changes relate mainly to an expense recorded in 2010 of $1.4 million revaluation of contingent consideration and certain future liabilities recorded with respect to the acquisitions of Printar and Sela, compared to $0.6 million in 2009. Foreign currency income (expense), net, resulting from transactions not denominated in U.S. Dollars amounting to $(3) thousand and $(124) thousand in 2010 and 2009, respectively.

Provision for Income Taxes. Income tax expenses increased to $0.6 million in 2010, compared to $0.4 million in 2009, mainly due to increased revenues.

Net Income. We realized net income of $2.8 million in 2010 compared to net loss of $11.8 million in 2009, in view of the factors discussed above.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008.

Revenues. Revenues in 2009 decreased by 29.1% to $53.5 million from $75.5 million in the year ended December 31, 2008. In 2009, sales to the PCB and IC substrate and MEP industries decreased by 30% and 28%, respectively, compared to previous year. Sales of all products decreased by 36.9% to $39.2 million in the year ended December 31, 2009, from $62.1 million in the year ended December 31, 2008. The decrease in sales to the PCB and MEP industries is attributed to low demand for our products as a result of the severe global economic recession that started in the second half of 2008. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

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

Research and Development Costs. Total research and development expenses for 2009 were $10.3 million, compared to $12.8 million in 2008. Research and development expenses decreased in 2009 by $2.5 million, primarily due to cost reduction measures implemented at the end of 2008 and the beginning of 2009, which resulted in a decline in our salary expenses. The research and development expenses recorded in the first half of 2009 prior to the completion of the Printar assets include expenses related to the assessment of the SM technology.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 28.6% to $17.7 million in 2009 from $24.8 million in 2008. Selling expenses have decreased mainly due to the decreased revenues resulting from the severe economic crisis that started in the second half of 2008 and due to cost reduction measures implemented at the end of 2008 and the beginning of 2009, which resulted in a decline in our salary expenses. This decrease was offset by an increase in professional fees related to the lawsuit that Rudolph Technologies has filed against us. Selling, general and administrative expenses as a percentage of revenues was 33% in 2009, compared to 32.9% in 2008.

Financial  Income (Expenses), Net. We had net financial expense of $0.9 million in 2009, as compared to net financial income of $1.0 million in 2008. These changes relate mainly to $0.6 million revaluation of contingent consideration and certain future liabilities recorded at fair value with respect to the acquisitions of Printar and Sela and $0.1 million expenses resulted from changes in currency rates (compared to income of $1.2 million in 2008). Foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounted to $(124) thousand and $1.2 million in 2009 and 2008, respectively.

Provision for Income Taxes. Income tax expenses decreased to $0.4 million in 2009, compared to $0.77 million in 2008.

Net Loss. We incurred a net loss of $11.8 million in 2009 compared to a net loss of $9.6 million in 2008, in view of the factors discussed above.

B.	Liquidity and Capital Resources

Our cash and cash equivalent balances totaled approximately $9.6 million at December 31, 2010 and $15.8 million at December 31, 2009. In addition, at December 31, 2010 we had $5.2 million classified as restricted deposits.

From our inception through December 31, 2010 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $14.5 million from a private placement to Israeli institutional investors.

Our working capital was approximately $32.3 million at December 31, 2010 and $31.7 million at December 31, 2009. The increase is mainly attributed to the increase in accounts receivable and inventory, offset by the increase in accounts payable and other current liabilities.

On August 12, 2008, our Board of Directors authorized a share repurchase program, involving the repurchase from time to time of our ordinary shares, in a sum not to exceed a total aggregate price of $2 million. The timing and exact number of shares purchased will be at the Company's discretion. The buyback of shares may occur in open market, negotiated or block transactions. We do not intend to purchase any shares from our management team or other insiders. This share repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time. There were no purchases in 2010 and as of the date of this Annual Report, there is no current intention to buy shares. As of December 31, 2010, $1.1 million remains of the $2 million authorized for the share repurchase program.

On August 28, 2009, the court entered a judgment against us in the lawsuit brought by Rudolph, our competitor in the semiconductor manufacturing and packaging industry, awarding damages of approximately $6.8 million in favor of Rudolph, with regard to sales of Camtek's Falcon products in the United States, plus an interest of approximately $1.2 million. In 2011, the Company was ordered to pay an additional $645,946 in supplemental damages, and the plaintiffs filed motions seeking $1.5 million for alleged contempt and related attorney fees. Camtek filed an appeal with the Federal Circuit on August 10, 2010, seeking to overturn the District Court's rulings regarding validity, infringement and damages. In connection with that appeal we were required to post a bond in the amount of $8.5 million. On September 2, 2010, the District Court entered an order accepting our appeal bond and staying execution of the money judgment pending appeal.

Should we fail in our appeal of this lawsuit, or fail in reducing the awarded damages, we will be forced to pay damages which will adversely affect our cash resources. (See also in Item 8.A - Legal Proceedings).

In connection with the issuance of the appeal bond, we signed an agreement with Bank Leumi L’Israel, according to which the bank provided us with a bank guarantee in the amount of $8.925 million in order to support the appeal bond, which was issued by a surety company in the United States, together with a long-term loan of approximately $1.3 million.  The loan has a term of three years and bears interest at the rate of Libor + 2.875% per annum. In addition, we received short-term loans in the amount of $1.4 million, and factoring facilities of additional $1.3 million (As of December 31, 2010 the factoring facility has not been utilized). Our obligations to the bank are secured by a lien on our facility in Israel, restricted deposits in the amount of approximately $5.2 million and a floating charge on our assets.  In addition, we signed a covenant agreement with the bank which requires us to comply with various ongoing financial covenants, relating to our minimum cash balance, EBITDA minimums, equity minimums, revenue minimums, and bank debt to open receivables ratio.

As of December 31, 2010, we did not comply with the financial covenants relating to the ratio of adjusted shareholders’ equity to the total balance sheet, in which adjusted shareholders’ equity is defined in the agreement as shareholders’ equity as presented in the financial statements, minus deferred expenses, intangible assets, and balances due from affiliates (“shareholder’s equity ratio”); and to the maintenance of cash balances of not more than $1 million in the bank accounts of one of our foreign subsidiaries (“maximum cash balance”).

On March 31, 2011, we signed an amended agreement with the bank which amended the definition of the shareholders’ equity ratio to increase the equity in the sum of the liabilities for contingent consideration and the Office of the Chief Scientist in respect of acquisitions. This amendment is retroactively effective as of December 31, 2010.

In addition, a waiver was retroactively received from the bank in respect of the maximum cash balance in the foreign subsidiary as of December 31, 2010 and as of March 31, 2011.
Accordingly, we are in full compliance with the amended financial covenants as of the December 31, 2010 and expect to comply with the amended covenants in the following year.

As of the date of this filing, we are undergoing negotiations with an Israeli banking institution for an additional credit line.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements through 2011. If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in "We had a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems" under "Risk Factors" above).

Cash flow from operating activities

For the year ended December 31, 2010, we had negative cash flow from operations of $39 thousand, primarily due to the increase in accounts payable and other current liabilities, partially offset by the increase in accounts receivable and inventory. For the year ended December 31, 2009, we had positive cash flow from operations of $3.9 million, primarily due to a decrease in inventories, partially offset by our losses. We expect to continue to incur in 2011 additional legal expenses and other costs associated with certain patent infringement actions which will impact our cash flow from operations. See “Our products may infringe on the intellectual property rights of others, which could result in claims against us” under "Risk Factors" above.

Cash flow from investing activities

Cash flow used in investing activities in 2010 was $7.1 million, due to the restricted deposit of $5.2 million and capital expenditures of $1.9 million. Cash flow used in investing activities in 2009 was $0.4 million, primarily due to capital expenditures of $0.4 million and $0.5 million investment in Printar, offset by $0.5 million net cash acquired in the investment in Sela.

Our capital expenditures in 2010 were used primarily for the purpose of relocating our manufacturing facilities in China and maintaining our facilities in Israel, and in 2009 primarily for the purpose of maintaining our facilities in Israel.

Cash flow from financing activities

Cash flow provided by financing activities in 2010 was $0.7 million, mainly due to the receipt of $2.7 million in loans from banks and grants from the OCS of $0.2 million offset by the repayment of the last portion of the long-term loan from FIMI, in a sum of $1.67 million as well as earn-out payments for SELA of $0.2 million, repayments to the OCS of $0.2 million and repayment of loans from banks of $0.1 million.

Cash flow used in financing activities in 2009 was $3.6 million, due to the repayment of $2.0 million short-term loans from banks and $1.67 million payment of the long-term loan from FIMI.

Effective Corporate Tax Rate

Camtek's production facility in Israel has been granted “Approved Enterprise” status under the Investment Law. We participate in the Alternative Benefits Program and, accordingly, income from our Approved Enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the Approved Enterprise first generates taxable income due to the fact that we operate in Zone ”A” in Israel.

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

Camtek has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014  ("Programs"). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for the period ending in 2014.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011. For more information, see Item 10 – “Taxation – Taxation of Companies in Israel - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Out of Camtek's retained earnings as of December 31, 2010 approximately $20.8 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $3.0 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2010, if the income attributed to the Approved Enterprise were distributed as dividend, we would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $ 0.8 million. These amounts will be recorded as an income tax expense in the period in which we declare the dividend.

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

Inflation and Foreign Currency Fluctuation

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars. The prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries except in Europe, Japan and as of 2011 part of our revenues from products in China, are denominated in dollars. However, most of our service income is denominated in local currency. Due to the fact that our financial results are reported in dollars, in Europe, Japan or China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease and negatively affect our revenues and income. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As most of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, will increase our costs expressed in dollars and have an effect on our net income. In 2010 we experienced devaluation of the NIS in relation to the dollar which decreased our costs expressed in dollars. In addition, starting 2011, part of our revenues from products in China will be denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. In order to secure part of the risk, we are engaged from time to time in hedging transactions.

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

Our product development efforts over the past couple of years have resulted in the introduction of several new AOI systems, including new models and improvements in the Dragon, Orion, Pegasus, Planet, Lam, certain Falcon product lines and the Gannet.

Our research and development efforts are primarily focused on:

•	increasing the throughput of our AOI systems;

•	improving our defect detection capabilities;

•	reducing the number of false alarms while simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	providing unique technological solutions to our customers;

•	adding capabilities to expand our market segments

•	completing the development and beta testing of our digital material deposition systems in the solder mask activity; and

•	increasing resolution and enhancing imaging capabilities of our Xact, the SEM/STEM systems

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2010, we had 92 employees engaged in research and development, almost all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $12.9 million, $10.3 million and $12.8 million for the years ended December 31, 2010, 2009 and 2008, respectively, representing 14.7%, 19.3% and 17.0% of the total revenues for the years then ended.

We will continue to devote our research and development resources to maintaining and extending our technology leadership position.

Our research and development costs are expensed as incurred.

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

We have 125 patents pending in Israel and worldwide and 14 US provisional applications.  In addition, we have 52 registered patents in the following countries: USA (14), Israel (11), Europe (7), Korea (6), Japan (4), Singapore (4), China (3) and Taiwan (3). These patents relate to our proprietary technology and know-how developed for products in the PCB and semiconductor industries. We also have 9 registered trademarks in Israel and 1 registered trademark in Japan.

D.	Trend Information

Following the global economic recession of 2008-2009, as of the second half of 2009 and through 2010 we experienced constant improvement in our revenues from the semiconductor manufacturing and packaging industry, as customers' demand for capacity and technology in this industry increased. We anticipate this trend to continue in the first half of 2011.

During 2010 we experienced continued improvement in our revenues from the printed circuit board and IC substrate industry, after these were severely affected by the global economic recession of 2008-2009. We currently expect this industry to remain in high utilization and capacity demands in the first half of 2011.

E.	Off-Balance Sheet Arrangements

We do not have any arrangements or relationships with entities that are not consolidated into our financial statements and are reasonably likely to materially affect our liquidity or the availability of our capital resources.

However, we have entered into various non-cancelable operating lease agreements, principally for office space and vehicles, as disclosed in our consolidated financial statements.

As of December 31, 2010, minimum future rental payments under such non-cancelable operating leases were approximately $3.0 million.

F.	Contractual Obligations and Other Commercial Commitments.

As of December 31, 2010, we had contractual obligations and commercial commitments of:

	Payment Due in
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contingent consideration in respect of business combinations	6,246	2,554	1,294	1,595	803
Purchase obligations (1)	8,050	8,050	-	-	-
OCS	4,728	536	1,038	1,118	2,036
Severance obligation	626	-	-	-	626
Other long-term obligations (2)	3,006	1,600	1,313	93	-
Total	22,656	12,740	3,645	2,806	3,465

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.
(2)
In 2010, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2010, the minimum future rental payments (including future vehicle rental of our subsidiaries) were approximately $939.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2010, minimum future rental payments under these leases amounted to $2,067.

Item 6.	Directors, Senior Management and Key Employees.

A.	Directors and Senior Management.

The following table sets forth information with respect to our directors and executive officers as of the date of this Annual Report.  The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title

Rafi Amit	62	Active Chairman of the Board of Directors
Yotam Stern	58	Executive Vice President, Business & Strategy and director
Gabriela Heller*	46	Director
Rafi Koriat*	64	Director
Eran Bendoly	46	Director
Roy Porat	44	Chief Executive Officer and President of Camtek USA Inc.
Mira Rosenzweig	39	Vice President - Chief Financial Officer
Ayelet Peled	46	Vice President – Human Resources
Gilad Golan	46	Vice President – Research and Development
Colin Smith	61	Vice President – Sela Division Manager
Moshe Grencel	57	Vice President - Operations
Michael Lev	57	Vice President - Intellectual Property
Aharon Sela	58	VP Sales and President of Camtek Hong Kong
Amir Tzhori	43	Vice President - PCB Manager and GM of Camtek China

*Outside directors (as such term is defined under Israeli Companies Law)

Rafi Amit is serving as our Active Chairman of the Board of Directors since August 2010. Mr. Amit has served as our Chief Executive Officer from January 1998 until August 2010 and has served as Chairman of the Board of Directors since 1987 and until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served as an executive of ours since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987 and as Chairman of the Board of Directors since May 2009 and until August 2010. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Gabriela Heller has served on our Board of Directors since September 2006. Ms. Heller has an extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd an investment company holding two technology incubators. From 1994 until 2010 Ms. Heller served as the CFO of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE.  Ms. Heller is currently serving on the Boards of Directors of Kerur Holdings Ltd and Elco Holdings Ltd, both traded on TASE, and on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Counsel. From 2004 until 2007 she served on the Board of Directors of Electra Consumer Products Ltd., from 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech, and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

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

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Financial Officer of Expand Networks Ltd. Expand is a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

Roy Porat has served as our Chief Executive Officer since August 2010, and as President of our U.S. subsidiary, Camtek USA Inc. since March 2008. Previously, he served as General Manager for Camtek Ltd. from March 2008 and until August 2010. Prior to that, he served as President of Camtek Hong Kong from September 2003 until March 2008. From 2001 until September 2003, Mr. Porat served as President of Camtek USA, Inc. From 1999 to 2000, Mr. Porat served as the Chief Executive Officer of Aeronautics Ltd. From 1994 to 1999, Mr. Porat served in various executive positions at our affiliate, PCB Technologies. Mr. Porat holds a B.Sc. in Industrial Engineering from Technion - Israel Institute of Technology.

Mira Rosenzweig has been employed by us since September 2008 as our Vice President - Chief Financial Officer. Previously, from 2001 to 2008, Ms. Rosenzweig served as Director of Finance and in various other positions for Elron Electronic Industries Ltd., traded on the TASE and previously on Nasdaq. Ms. Rosenzweig is a CPA (Israel) and holds a B.A in Accounting and Economics from University of Haifa, Israel.

Ayelet Peled has served as our Vice President - Human Resources since October 2010. Between 2005-2010, Mrs. Peled served as HR Director of the Israeli Region and HR Business Partner for a global business unit within the Security field at NICE Systems Ltd. Prior to that, from 2000-2005, Mrs. Peled served as Product Division HR Manager within the Enterprise business at NICE Systems. Prior to that, Mrs. Peled held various professional and managerial positions at Pilat Ltd., an Israeli diagnosis and consulting company. Mrs. Peled holds a BA in Human Sciences and has MA studies in Organizational Behavior from the Tel-Aviv University.

Amir Tzhori serves as our corporate Vice President  - PCB (AOI) and President of Camtek China since December 2010. From July 2008 to July 2010, Mr. Tzhori served as President of Camtek Imaging Technology China. From July 2005 till July 2008 Mr. Tzhori served as VP Operation and COO of Camtek Hong Kong. Previously Mr. Tzhori served as Marketing Manager for Applied Materials and held several managerial positions for Camtek USA. Mr. Tzhori holds a B.Sc. in Mechanical Engineering from Tel-Aviv University and an MBA from Kellogg Northwestern University and Tel Aviv University.

Gilad Golan serves as our Vice President - Research and Development since November 2009. Mr. Golan has been employed by the Company since November 2006 as R&D manager for Micro Electronics Division, and since February 2009 as Camtek's R&D Division Manager. Between 2005 and November 2006, Mr. Golan served as Chief Executive Officer of Ellumina Vision Ltd., a start-up in the semiconductor equipment industry. From 2000 until 2005, Mr. Golan was the General Manager of Accretech Israel, the R&D site of Accretech (TSK) for wafer inspection. Prior to that, Mr. Golan held various managerial positions with Accretech Israel and Opal Technologies, both semiconductor inspection and metrology equipment manufacturers. Mr. Golan holds a B.Sc. and a M.Sc. in electrical engineering from Ben-Gurion University and MEI (Master of Entrepreneurial Innovation) from ISEMI/Swinburne University of Technology.

Colin Smith serves as our Vice President – Sela Division Manager since November 2009. Formerly, Mr. Smith served as Chief Executive Officer, director and founder of Sela; Mr. Smith founded Sela in 1992 after a career in multi-disciplinary engineering and design at Rafael, Israel’s Armament Development Corporation. Mr. Smith participated in the design, manufacturing, and quality control of a variety of advanced electro-optical equipment.  He has extensive knowledge in the fields of electronics, CAD/CAM assimilation, thermal imaging, and electro-optical systems. Mr. Smith retired from the active reserves of the Israel Defense Force with the rank of Lieutenant Colonel, and holds a B.S. in Mechanical Engineering from the Technion - Israel Institute of Technology.

Moshe Grencel has been employed by us since January 2007, as Vice President - Operations.  Between 2004 and 2006 Mr. Grencel served as the Executive Vice President of Supply Chain of Delta Galil, a leading company in the textile industry.   From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer.  From 1983 until 2000, Mr. Grencel held various executive positions with Elscint Ltd., a medical diagnostic equipment manufacturer. Mr. Grencel holds a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

Michael Lev has been employed by us since 1994 and has served as our Vice President - Intellectual Property, since April 2007.  From 1994 until April 2007 Mr. Lev held various positions with the Company, in the printed circuit board and semiconductor manufacturing and packaging areas. Mr. Lev holds a M.Sc. in Electrical Communication from Azerbaijan Polytechnic Institute.

Aharon Sela serves as President of Camtek Hong Kong since March 2008 and as our Vice President Sales.Previously, from 2004 until March 2008, he served as V.P. Sales of the Micro Electronics Division at Camtek Europe and Camtek Hong Kong. From 2002 until 2004 Mr. Sela served as Manager of Camtek Japan and previously he served as Executive V.P. Sales and Marketing at Inspectech Ltd. (which was merged with Camtek in 2001). Mr. Sela holds a B.Sc. in Electrical Engineering from Technion - Israel Institute of Technology.

B.	Compensation.

Compensation of Executive Officers and Directors

The aggregate remuneration paid by us in the year ended December 31, 2010 to all the persons listed in Section A above (Directors and Senior Management), was approximately $3.3 million, which includes $0.3 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the reimbursement of their expenses. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, today our Active Chairman. The agreement has a two-year term, which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit’s employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, is our sole property. As a result of changes in senior management, approved in August 2010, Roy Porat has been appointed as the Company's Chief Executive Officer and Mr. Amit, in his new position as Active Chairman, has decreased his scope of work for the Company from 100% to 75% of his time. The scope and level of Mr. Amit's responsibilities in his position as Active Chairman have been set by the Company's Board of Directors and in general include responsibility over strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company. The employment agreement of Mr. Amit may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

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

Starting 2001, we entered into employment agreements with Mr. Roy Porat, our CEO as of August 24, 2010, and President of our U.S. subsidiary, Camtek USA Inc., since March 2008. Mr. Porat's current employment agreement has an unlimited term. The agreement contains confidentiality and non-compete provisions for the duration of Mr. Porat’s employment and for a two-year period after the termination of his employment. The employment agreement may be terminated by either party at any time, by written notice of termination delivered to the other party three months in advance. We may, however, terminate Mr. Porat’s employment immediately upon the occurrence of various circumstances, including a breach of fiduciary duty.

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

Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving an approximately one-year term, which will expire at our 2011 annual general meeting of shareholders. Each of our outside directors, Messrs. Gabriela Heller and Rafi Koriat, served a three-year term in accordance with the Israeli Companies Law, which expired in September 2009. At our 2009 annual general meeting of shareholders, both of them were reappointed for a further three-year-term, until September 2012.

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

Financial Statement Review Committee.  The Companies Regulations (Provisions and conditions regarding the approval procedure of the financial reports) of 2010, which were enacted in February 2010, also require public companies to appoint a committee for the review of the company's financial reports ("the Financial Statement Review Committee") and sets forth a procedure for the approval of the financial reports. Under the said Companies Regulations, the composition of the Financial Statement Review Committee must meet a number of conditions including the requirement that all its members must be Board of Directors members and the majority of the members must be independent directors as defined in the Companies Law. In addition, under the regulations, an audit committee that fulfills the required composition conditions set out in the Companies Regulations can be considered as the Financial Statement Review Committee.

Accordingly, since the Company's Audit Committee has already been operating in compliance with U.S. legal requirements (as described above), which satisfy the conditions of the Israeli Financial Statement Review Committee, the Board of Directors, after confirming that the requirements of the said regulations are fulfilled, decided that the Audit Committee will serve as the Financial Statement Review Committee.

Amendment no. 16 to the Companies Law

On March 7, 2011 amendment no. 16 (“Amendment 16”) to the Companies Law was enacted by the Israeli Knesset. Amendment 16, which will come into effect mid May, 2011, places a special emphasis on the autonomy of the board of directors and the external directors and on the composition and responsibilities of the audit committee. Under Amendment 16, among others: (i) the approval of certain interested party transactions will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who do not have a personal interest in the transaction attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (ii) the approval of the appointment of an external director will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (iii) the majority of members of the audit committee shall be independent directors (as defined under Amendment 16), and the audit committee chairman shall be an external director (which is currently the composition of our audit committee); (iv) the quorum required to determine a decision of the audit committee shall be not less than a majority of the independent directors, including at least one external director; and (v) the audit committee shall determine whether certain related party transactions are considered extraordinary transactions for the purpose of the Companies Law and should be approved as such.

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

•
the total number of shares of disinterested shareholders voted against the transaction must not exceed one percent of the aggregate voting rights in the company (but see expected changes in the required majority under Amendment No. 16 to the Companies Law above).

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

The Israeli Securities Law- 1968 and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law- 1968, came into effect ("Securities Law Amendment"); this amendment applies to Israeli public companies, including companies the securities of which are also listed on NASDAQ Capital Market. The main purpose of the Securities Law Amendment is creating an administrative enforcement procedure to be used by the Israeli Securities Authority, or ISA, to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment. Furthermore, the Securities Law Amendment requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We are currently examining the implications of the Securities Law Amendment; however, its effect and consequences, as well as our scope of exposure, are yet to be determined in practice. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of the Securities Law Amendment, such as adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, or amending our articles of association to permit insurance and/or indemnification as contemplated by the Securities Law Amendment.

D.	Employees.

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2010	2009	2008
Executive management	11	11	11
Research and development	92	97	97
Sales support	188	162	151
Sales and marketing	41	32	62
Administration	67	61	68
Operations	114	86	98
Total	513	449	487

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2010	2009	2008

China (including Hong Kong)	178	148	159
Taiwan	66	40	35
Japan	6	6	14
Other Asia	28	24	30
Europe	3	11	14
North America	18	21	19
Israel	214	199	216
Total	513	449	487

The increase in our workforce is related to higher demand for our products in 2010 compared to 2009. See Item 5 “Results of operations”.

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 29,277,983 ordinary shares outstanding as of December 31, 2010.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Rafi Amit(2)	17,790,022	60.76%
Yotam Stern(3)	17,843,187	60.94%
Directors and executive officers as a group (14 persons)(4)	18,153,140	62.00%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Annual Report are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table, that are currently exercisable or exercisable within 60 days of the date hereof, is 213,313.

(2)
Mr. Amit directly owns 45,060 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of Camtek held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 106,400 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of Camtek held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 429,803 of our ordinary shares. Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding ordinary shares as of May 31, 2010 (including options held by each such person which have vested or will vest within 60 days of May 31, 2010) and have therefore not been listed separately.

Restricted Share Unit and Option Plans

General.  We currently maintain one restricted share unit plan and one active share option plan.

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

No RSUs were granted in 2010. In 2009, 832,500 RSUs were granted.

The total number of RSUs to be granted pursuant to the RSU Plan is 1,500,000, out of which 583,229 are available for grant as of the date of this Annual Report.

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

Option Plans

General. As of December 31, 2010, there were 489,701 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $3.21, exercisable at various dates through July 2015. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

In January 2011, the Company’s Board of Directors authorized the increase in the number of shares available under its share option plans by 600,000 to 1,598,800. In January 2011 we granted 615,000 share options to employees.

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

During 2010 and 2009 we did not grant any options to employees.

As of December 31, 2010, there were options exercisable and vested for 480,701 ordinary shares (out of the total outstanding options of 489,701) at a weighted average exercise price of $3.19 per share, and unvested options exercisable for 9,000 ordinary shares at a weighted average exercise price of $4.133.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 31, 2011, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares.  None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon  29,333,569 ordinary shares outstanding as of March 31, 2011.

	Beneficial Ownership
	Number of Ordinary Shares*	Percentage
Priortech Ltd.	17,723,337	60.6%
Avigdor Willenz	1,604,758	5.48%

*A majority of the voting equity in Priortech Ltd. is subject to a voting agreement.  As a result of this agreement, Messrs. Rafi Amit, Yotam Stern, Itzhak Krell, David Kishon, heirs of Haim Langmas, Zehava Wineberg and Hanoch Feldstien may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

As of March 31, 2011, there were a total of 10 holders of record of our issued and outstanding ordinary shares, of which 7 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 34.1% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech and its Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech and its affiliates. Our purchases of materials, such as PCBs and assembled PCBs from Priortech and its affiliates, totaled $1,955,000 $684,000 and $1,804,000 in 2010, 2009 and 2008, respectively. In addition, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms are comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $83,000, $843,000 and $467,000 in 2010, 2009 and 2008, respectively. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech and its subsidiaries in Israel and us bear interest at 5.5%. As of December 31, 2010, the remaining balance Priortech and its affiliates owed us under transactions made in the ordinary course of business with them was $401,000. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

Employment Agreements with Messrs. Rafi Amit and Yotam Stern

For a description of the employment agreements with our Active Chairman of the Board, Mr. Rafi Amit, and our Director and Executive Vice President – Business and Strategy – Mr. Yotam Stern, see above in Item 6 B "Compensation – Employment Agreements".

C.	Interests of Experts and Counsel.

Not Applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information.

 Please see the consolidated financial statements listed in Item 18 for audited consolidated financial statements prepared in accordance with this Item.

Legal Proceedings

On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting injunctive relief and damages. The patent upon which the claim is asserted expired in February 2008. The court advised the parties to turn to mediation. The parties participated in one mediation meeting, after which they decided to end the mediation and to hold direct negotiations between them. Despite the unsuccessful direct negotiations, the court ordered another mediation meeting which is scheduled for July 2011. Currently, court sessions have been postponed for as long as the mediation process continues. We can not estimate the range of loss for this claim, as it is still at an early stage. However, we believe that we have substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims. So far no evidence has been filed by Orbotech with the court to support the claim of infringement, and we expect the infringement allegation would be difficult to prove. Also, the allegedly infringing element is only optional and was hardly used in Camtek's system, regardless of this claim. Therefore, we estimate the probability of an unfavorable outcome in this litigation to be remote and accordingly, no provision has been recorded by the Company.

On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of a patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor's opinion and prime facie evidence only, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. The claim currently awaits the court's decisions in several pending preliminary motions filed by both parties. The patent upon which the claim is asserted expired in February 2007. At the court's recommendation, the parties held one mediation meeting, after which they have decided to conduct direct negotiations between them, without the mediator. These direct negotiations were unsuccessful. We believe that we have good defenses in the infringement aspect of the claim. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech.  We cannot currently estimate the range of loss for this claim, as it is still at an early stage. However, we believe that we have a strong invalidity defense due to a prior publication of the alleged invention; The allegedly infringing element is an illumination block referred to as "new block – 155", which due to an Interlocutory injunction was never installed in any of Camtek’s systems. Orbotech is trying to expand the scope of the lawsuit to an "old block", but we consider their chances in succeeding to do so minute. Therefore, we estimate the probability of an unfavorable outcome in this litigation to be remote and accordingly, no provision has been recorded by the Company.

On July 14, 2005, a lawsuit was filed against us in the United States District Court for the District of Minnesota (“Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph,” having acquired August Technology Corporation), alleging infringement of U.S Patent No. 6,826,298 (“’298 patent”) and seeking injunctive relief and damages.  On March 5, 2009 a jury verdict was rendered in favor of Rudolph, awarding damages of approximately $6.8 million with regard to sales of Camtek's Falcon products in the United States. The jury also found that the infringement was not willful. On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, as well as an additional $1.2 million in prejudgment interest. The Court also issued an injunction (“Injunction”) ordering the Company to discontinue all sales and marketing of Falcon in the United States. Pursuant to the terms of the Injunction, service and repair of Falcons sold prior to the jury verdict is permitted to keep the systems in original operating condition. The Injunction relates only to the Company’s Falcon operations in the United States, and should not have an effect on any of the Company's other operations.  The Company filed an appeal with the Court of Appeals for the Federal Circuit on August 10, 2010, after the Court’s denial of the Company’s post-judgment motions. On November 17, 2010, the Magistrate Judge found that Rudolph was entitled to $645,946 in supplemental damages reflecting Falcon sales occurring after the time period considered by the jury, and on January 7, 2011, the Court upheld the supplemental damages award.  The Company has posted a bond in the Court, staying collection of any award pending resolution of the appeal. On March 9, 2011, Rudolph filed a motion seeking $322,973 in enhanced damages for an allegedly willful post-verdict Falcon sale, as well a motion seeking $1.2 million and unspecified attorneys fees for alleged contempt of the Injunction.  The Company believes it has strong defenses to these charges and intends to vigorously oppose these motions.  An appeal hearing is scheduled for April 7, 2011, but we expect final decision on our appeal to be received no earlier then the second half of 2011. See also "We have a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems" above. Although it is difficult to estimate the outcome of a patent infringement case, and while estimating the outcome of litigation can never be a precise exercise, we believe that although judgment has been entered, the probability of an unfavorable outcome of this litigation after the appeal process is less than 50% and accordingly, no provision has been recorded by the Company. We currently estimate the possible range of loss in this case, if any, to be $0 to $9 million (including interest).

On March 7, 2008, a purported Class Action Complaint ("CAC"), Yuval Lapiner v. Camtek, Ltd. et al., was filed in the United States District Court for the Northern District of California on behalf of purchasers of our common stock between November 22, 2005 and December 20, 2006.  Mr. Lapiner filed a Consolidated Amended Class Action Complaint on January 2, 2009, naming the Company and certain of its directors and officers as defendants.  It alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated there under, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiff seeks unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. We filed a motion to dismiss the CAC, as amended, on February 17, 2009, and the Court granted this motion on June 2, 2009.  However, the Court gave plaintiff leave to amend his complaint, which he did when he filed a Second Consolidated Amended Class Action Complaint (“SAC”) on July 10, 2009.  We filed a motion to dismiss the SAC and the court granted this motion on February 2, 2011. The Court, however, gave plaintiff leave to amend his complaint which he did when he filed a Third Amended Complaint ("TAC") on April 1, 2011.  Defendants intend to move to dismiss the TAC and their motion is due on May 16, 2011. Camtek is unable to estimate a range of loss for this claim, given the fact that it is still at an early stage. Accordingly, no provision has been made in our financial statements in respect of this claim. The court granted Camtek's initial and second motions to dismiss this claim and we do not believe that these complaints have merit. The Company expects that the loss, if any, will be covered by the Company's directors and officers' insurance policy.

On June 1, 2010,  Rudolph filed a complaint against us in the United States District Court for the District of Minnesota in which Rudolph alleged infringement of their U.S. Patent 7,779,528 relating to semiconductor wafer inspection technology similar to that described in the ‘298 patent.  The complaint has not yet been served.  However, Camtek believes that it has good defenses and intends to aggressively defend itself from the allegations in this claim and its right to sell its tools in the United States. At this preliminary stage it is impossible for the Company to assess the probability of the outcome of the lawsuit or to reasonably estimate its effect on the Company’s activities and financial results, if any.

On November 1, 2010, a lawsuit has been filed by Fish & Richardson P.C. (“F&R”) in the United States District Court for the District of Minnesota against us.  The suit arises from F&R’s representation of Camtek in an action against it by Rudolph Technologies Inc., referred to above. F&R alleges that Camtek owes it approximately $2.25 million in unpaid attorney’s fees arising from F&R’s representation of Camtek at this trial level proceeding. Camtek disputes this claim, asserting that F&R inflated its fees by defending the matter inefficiently, and that F&R charged fees which were substantially beyond the estimated legal costs provided to Camtek periodically in advance of incurring such fees. Camtek also has potential malpractice counterclaims against F&R and is in the process of evaluating whether or not to bring such claims. The current status of the matter is that F&R has obtained a default judgment against Camtek, after asserting that service of the Summons and Complaint was properly effected upon Camtek, and Camtek failed to timely answer or otherwise appear in the action. Camtek only learned of F&R’s alleged service after F&R’s motion for default and currently has retained local counsel in Minnesota to seek to vacate the default judgment, as Camtek’s position is that service was, in fact, never made upon Camtek. All these amounts were already recorded in our results of operations in the respective month they were received and as such a provision for the full amount has been made in our financial statements in respect of this claim.

In July 2005, the Company, together with our parent company, Priortech Ltd., filed a lawsuit in Israel against Orbotech Ltd., in respect of damages in the amount of $4.1 million incurred by it due to a claim and a motion for injunction filed against the Company by Orbotech in May 2004, in the District Court in Nazareth. The Company believes that Orbotech’s claim and motion against it were not filed in good faith, but in order to thwart Camtek’s secondary public offering that was scheduled few days after the submission of Orbotech’s claim and motion and was supposed to approximately $40 million for the Company and Priortech Ltd. Trial is now expected to continue after the submission of primary affidavit and expert opinion by Orbotech on March 9, 2011.

On November 3, 2010, the Company filed a lawsuit in Germany against Rudolph Technologies Inc., alleging that Rudolph's edge inspection equipment sold under the "Axi" and "Edge Inspection module E25, 30, 35" trademark infringes Camtek's patent no. DE 101 31 665 B4. As the claim has been filed in German, it is currently being translated into English. It will be delivered to Rudolph Technologies Inc. as the next step of the proceedings. An oral hearing is scheduled for July 13, 2011.

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

For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE. During such period, the trading activity in our ordinary shares on the TASE was insignificant. At our request, our ordinary shares were de-listed from the TASE. In December 2005, we re-listed our ordinary shares on the TASE.

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices

Fiscal year ended December 31, 2006:	7.96	4.07	8.40	4.08
Fiscal Year Ended December 31, 2007:	4.57	1.69	4.65	1.70

Fiscal Year Ended December 31, 2008:	1.84	0.29	1.81	0.31
2009:
First Quarter	0.44	0.24	0.49	0.21
Second Quarter	0.60	0.36	0.64	0.35
Third Quarter	1.37	0.31	2.11	0.46
Fourth Quarter	2.80	1.01	2.90	1.02
Fiscal Year Ended December 31, 2009:	2.80	0.24	2.90	0.21
2010:
First Quarter	3.24	2.06	3.23	2.21
Second Quarter	3.60	2.24	3.30	2.30
Third Quarter	2.75	2.25	2.78	2.26
Fourth Quarter	3.04	2.37	2.98	2.40
Fiscal Year Ended December 31, 2010:	3.60	2.06	3.23	2.21
First Quarter 2011:	4.61	2.88	4.65	2.88

Monthly Market Prices for the Most Recent Six Months:
October 2010	2.75	2.47	2.63	2.44
November 2010	3.04	2.38	2.98	2.40
December 2010	2.88	2.37	2.93	2.44
January 2011	3.79	2.88	3.87	2.88
February 2011	4.61	3.36	4.65	3.52
March 2011	4.34	3.51	4.44	3.60

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

General

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 29,333,569 ordinary shares are outstanding and fully-paid as of March 31, 2011.

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

Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law

The Israeli Companies Law allows a merger to be effected without the need for court approval if the merger receives the approval of the boards of directors of each of the merging companies and a majority of the shareholders present and voting at the general shareholders’ meeting of each of the merging companies. However, such approval by the general shareholders’ meeting is not required, among others, if the merging company is the full owner of the other party to the merger, or if the following three conditions are fulfilled - the merger does not require the change of the merging company’s articles of association, the merging company is not issuing more than 25% of its share capital as part of the merger and a person will not become a controlling shareholder as a result of the merger. Israeli law also provides that in addition to the approval of the merger by the requisite majority at the shareholders’ general meeting, if either party to the merger or its interested parties hold 25% or more of the shares, or any other type of control, of the other party to the merger, then the majority must also include a majority of the shares held by those shareholders present and voting (excluding abstainees) who do not have an interest in the other party.

Israeli law does not require court approval of a merger other than in specified situations. However, upon petition by a creditor of a merging company, the court may delay or prevent the consummation of the merger, or provide any orders to secure the creditors' rights, if it deems there to be a reasonable concern that as a result of the merger, the surviving company will not be able to meet the obligation to creditors of the target company.

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

The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, any person would become an holder of 25% or more of the company’s voting power. This rule does not apply if there is already another holder of 25% or more of the voting power of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the voting power of the company. This rule does not apply if someone else already holds 45% or more of the voting power of the company or if such acquisition of shares is made in a private offering, following the consent of the company’s general meeting of shareholders or if following the acquisition the purchaser will become a controlling shareholder.

An acquisition of shares following which the purchaser would become a holder of more than 90% of a public company’s shares must be made by a tender offer for the purchase of all the remaining shares; if a tender offer is not accepted by holders of less than 5% of the company’s issued shares, or the issued shares of the class of shares relevant to the tender offer, and accepted by more than 50% of the holders who do not have a personal  interest in the other party, then the holders of the remaining shares must sell their shares to the acquirer on the terms of the tender offer, although they may petition the court to raise the offered price on the basis that it is an “unfair” price. Nevertheless, a tender offer will be accepted if holders of less than 2% of the company's issued shares, or the issued shares of the class of shares relevant to the tender offer, do not accept it. However, the acquirer will not be permitted to acquire tendered shares, to the extent that the acquisition of those shares would bring the acquirer’s holdings to more than 90% of the target company’s shares, or class of shares, in which case the acquirer may only purchase the balance which will bring the acquirer’s holdings to 90%. In addition, a shareholder who holds more than 90% of the shares of a public company may not purchase additional shares as long as he is holding more than 90%. Shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder; and all rights are suspended as long as the shares are held by the acquirer.

In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984, may not be sold or transferred to third parties without the prior approval of a governmental committee. Approval for the sale or transfer of technology may be granted only if the recipient undertakes to abide by all of the provisions of the Law for the Encouragement of Industrial and Research Development and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that might be increased (see also The government grants we receive for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel, under Risk Factors above). These requirements could inhibit the acquisition of us by others. However, an amendment to the Law for the Encouragement of Industrial Research and Development enables the transfer of know-how outside of Israel, and the manufacture outside of Israel, under very limited and specific conditions, including additional payment of certain amounts.

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

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions.  However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

E.	Taxation

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

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

Taxation of Distributions on the Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will generally be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld there from), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2012. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent, is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such U.S. holder’s basis would generally be equal to the lesser of the decedent’s basis or the fair market value of the ordinary shares on the date of death. Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2010. We currently expect that we will not be a PFIC in 2011. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2011 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

Information Reporting and Backup Withholding

A U.S. holder (except for certain exempt recipients, such as corporations) generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividends paid in the United States on, and the receipt of the proceeds from the disposition of, the ordinary shares. A U.S. holder of our ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding will generally not apply if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2010 was 25%. This rate is scheduled to be reduced to 18% by 2016.

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

The Investment Law and the criteria for receiving an “approved enterprise” or “beneficiary enterprise” status may be amended from time to time and there is no assurance that we will be able to obtain additional benefits under the Investment Law.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011.  The December 2010 amendment introduced a new status of “preferred enterprise,” replacing the existing status of “beneficiary enterprise.” Similarly to “beneficiary enterprise,” a preferred enterprise is an industrial company meeting certain conditions, including deriving a minimum of 25% of its income from export activities. However, under the December 2010 amendment, the requirement for a minimum investment in production assets in order to be eligible for the benefits granted under the Investments Law was cancelled. A preferred enterprise is entitled to a reduced flat tax rate with respect to preferred enterprise income at the following rates:

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	23%-24%
2013-2014	7%	12.5%	21%-22%
2015 onwards	6%	12%	20% and in 2016 onwards- 18%

In addition, the December 2010 amendment introduced a new status of "special preferred enterprise" which is an industrial company fulfilling certain additional conditions, including having a total preferred enterprise income of at least NIS 1.5 billion in a given tax year. The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5% if located in development “Zone A,” or to 8% if located in other area within the State of Israel.

Dividend distributed from income which is attributed to “preferred enterprise” or “special preferred enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The December 2010 amendment was also revised to allow financial assistance to companies located in development Zone A to be granted not only as a cash grant but also as a loan. The rates for grants and loans could be up to 20% of the amount of the approved investment.

The provisions of the December 2010 amendment do not apply to companies currently having an “approved enterprise” or “beneficiary enterprise” status, which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the December 2010 amendment, unless the company having the benefits of such status has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company's annual tax return for the respective year, to adopt the provisions of the December 2010 amendment. Such election cannot be later rescinded. A company having the status of “beneficiary enterprise” or “approved enterprise” making such election by July 30, 2015 will be entitled to distribute income generated by the “approved enterprise,” subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

We are currently examining the expected effect of the December 2010 amendment on our financial position and operations.

Out of the Company's retained earnings as of December 31, 2010, approximately $20.8 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $3.0 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% according to the implementation of the Investment Law). According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution .As of December 31, 2010, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $ 0.8 million.

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

In March 2001, we reached an arrangement with the OCS whereby we were to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we develop as a result of research and development funded by OCS participations, up to a maximum amount of $250,000 per quarter. As of June 1, 2005 we had no additional payment obligations in connection with these grants. In 2009 we submitted 1 research and development plan to the approval of the OCS with respect to Printar’s research and development program, and received grants in the amount of $598,000 dollars (as of the date of this Annual Report). We did not submit any additional R&D plans for 2010. In addition, we participate in the programs which are based on the existing projects of Printar and Sela, both acquired during 2009. Sela and Printar received government grants from the OCS for the financing of significant portion of its product development expenditures in previous years, before the acquisition by us. As of the date of this Annual Report, the amount of non repaid grants received by Sela and Printar amounted to $3.0 million and $5.2 million, respectively. Regarding the dispute with the OCS, see "Risks relating to our Operations in Israel" in item 3, above.

Net Operating Loss Carry forwards

As of December 31, 2010, the Company and its Israeli subsidiaries had a net operating loss, or NOL, of $47.6 million carry forward for Israeli tax purposes.

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

In addition, under the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

●	who holds such shares as a capital asset;

●	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

●	who is entitled to claim the benefits available to the person by the U.S.-Israel Tax Treaty.

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

Interest Rate Risk

As of December 31, 2010, we had a credit facility with a bank in Israel; see Item 5.B above – "Liquidity and Capital Resources".

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the dollar, as most of our revenues are derived in dollars, and the prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Also, most of our marketing expenses are denominated in dollars or are dollar linked, and our product prices in most countries except in Europe, Japan and as of 2011 part of our revenues from products in China are denominated in dollars. However, most of our service income is denominated in local currency. In Europe, Japan and as of 2011 part of our revenues from products in China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As most of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. An increase in the NIS value relative to the dollar will increase our costs expressed in dollar, and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollar. In addition, starting 2011, part of our revenues from products in China will be denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations.  During 2010, the value of the U.S. dollar devaluated against the NIS by 3.6%. In addition, during 2010, the value of the U.S. dollar devaluated against the CNY by 2.7%.

The opened hedging transactions as of December 31, 2010, are displayed in the following table:

	Sum of notional amount in dollars	Sum of fair market value in dollars

Options
Buy dollars and Sell NIS(Put options)	6,950,000	295,000

Sell dollars and Buy NIS (call options):	6,950,000	(10,000)

In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2010, we had net liabilities of approximately $11.8 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $118,000 or income for the same amount in case of increase or decrease in rates, respectively.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.	Controls and Procedures.

(a)	Disclosure Controls and Procedures.

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2010, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2010, our Chief Financial Officer and Sarbanes-Oxley compliance manager concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2010, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm.  The Dodd–Frank Wall Street Reform and Consumer Protection Act that was signed into law on July 21, 2010, provides, among other things, an exemption to issuers that are neither ‘accelerated filers’, nor ‘large accelerated filer’ (as defined in Rule 12b–2 of the Securities Exchange Act), from the requirement to include auditor attestation on the effectiveness of its internal controls over financial reporting, thus permitting us to provide only management's report in this annual report.

(c)	Attestation Report of the Registered Public Accounting Firm.

Not Applicable.

(d)	Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2010 and 2009:

Fee Category	For Services Rendered during 2010	For Services Rendered during 2009

Audit Fees	$230,000	$235,000

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

Further, the Company has opted out of the annual meeting requirement, as set forth in NASDAQ Marketplace Rule 4350(e), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect.  Israeli law requires that an annual meeting of the shareholders be held every year, and not later than 15 months following the last annual meeting (see above in "Voting, Shareholders' Meetings and Resolutions"). Our 2011 annual general meeting of shareholders is scheduled to be held on or before October 21, 2011.

PART III

Item 17.	Consolidated Financial Statements.

The Company has furnished financial statements and related information specified in Item 18.

Item 18.	Consolidated Financial Statements.

Our consolidated financial statements and report of independent registered public accounting firm in connection therewith, as appear below, are hereby incorporated into this Annual Report.

CAMTEK LTD.
and its subsidiaries

Consolidated Financial Statements
As of December 31, 2010 and 2009
and for each of the years in the three year period
ended December 31, 2010

CAMTEK LTD. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Camtek Ltd:

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2U and Note 3 to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 141R, included in ASC Topic 805 Business Combinations, related to business combinations and noncontrolling interests, as of January 1, 2009.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel

April 6, 2011

CAMTEK LTD. and its subsidiaries

Consolidated Balance Sheets

	December 31,
	2010	2009
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents (Note 4)	9,577	15,802
Accounts receivable, net (Note 17B)	28,817	18,712
Inventories (Note 5)	24,034	14,176
Due from affiliates (Note 24)	384	344
Other current assets (Note 6)	2,414	1,691
Deferred tax asset (Note 23)	54	68

Total current assets	65,280	50,793

Non-current assets Fixed assets (Note 7)
Cost	26,485	25,264
Less - Accumulated depreciation	11,408	9,870

Fixed assets, net	15,077	15,394

Restricted deposits (Note 8)	5,182	-
Long term inventory (Note 5)	2,304	4,661
Deferred tax asset (Note 23)	152	98
Other assets (Note 9)	460	460
Intangible assets, net (Note 10)	4,163	4,356
Goodwill (Note 10)	3,653	3,653

	15,914	13,228

Total assets	96,271	79,415

Liabilities and shareholder’s equity

Current liabilities
Short term loan (Note 11)	1,409	-
Accounts payable –trade	9,761	4,494
Long term bank loans – current portion (Note 13)	433	-
Convertible loan – current portion (Note 14)	-	1,666
Other current liabilities (Note 12)	21,408	12,945

Total current liabilities	33,011	19,105

Long term liabilities
Long term bank loans (Note 13)	758	-
Liability for employee severance benefits (Note 15)	626	487
Other long term liabilities (Note 16)	7,884	8,802
	9,268	9,289

Total liabilities	42,279	28,394

Commitments and contingencies (Note 17)

Shareholders’ equity (Note 19)
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,370,359 in 2010 and 31,328,119 in 2009, outstanding 29,277,983 in 2010 and 29,235,743 in 2009	132	132
Additional paid-in capital	60,452	60,297
Accumulated losses	(4,694)	(7,510)
	55,890	52,919
Treasury stock, at cost (2,092,376 in 2010 and in 2009)	(1,898)	(1,898)

Total shareholders' equity	53,992	51,021

Total liabilities and shareholders' equity	96,271	79,415

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars (In thousands, except per share data)
Revenues:
Sales of products	70,235	39,196	62,135
Service fees	17,545	14,325	13,328

Total revenues (Note 21, 22A)	87,780	53,521	75,463

Cost of revenues:
Cost of products sold	38,464	25,069	37,073
Cost of services	10,897	10,970	10,542

Total cost of revenues	49,361	36,039	47,615

Gross profit	38,419	17,482	27,848

Research and development costs	12,906	10,319	12,801
Selling, general and administrative expenses (Note 22B)	20,662	17,667	24,834

Total operating expenses	33,568	27,986	37,635

Operating income (loss)	4,851	(10,504)	(9,787)

Financial income (expenses), net (Note 22C)	(1,478)	(952)	1,000

Income (loss) before income taxes	3,373	(11,456)	(8,787)
Income tax expense (Note 23)	(557)	(386)	(770)

Net income (loss)	2,816	(11,842)	(9,557)

Earnings (loss) per ordinary share (Note 20):

Basic	0.10	(0.40)	(0.32)

Diluted	0.09	(0.40)	(0.32)

Weighted average number of ordinary shares outstanding:

Basic	29,259	29,218	29,916

Diluted	30,360	29,218	29,916

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

					Retained
			Number of	Additional	earnings		Total
	Ordinary Shares		Treasury	paid-in	(accumulated	Treasury	shareholders'
	NIS 0.01 par value		Shares	capital	losses)	stock	equity
		U.S. Dollars
	Shares	(In thousands)	Shares	U.S. Dollars (In thousands)
Balances at December 31, 2007	31,145,334	132	(1,011,619)	59,878	13,889	(993)	72,906

Exercise of share options	82,150	*	-	-	-	-	-
Share based compensation expense	-	-	-	271	-	-	271
Purchase of treasury shares	-	-	(1,080,757)	-	-	(905)	(905)
Net loss	-	-	-	-	(9,557)	-	(9,557)
Balances at December 31, 2008	31,227,484	132	(2,092,376)	60,149	4,332	(1,898)	62,715

Exercise of share options and RSU’s	100,635	*	-	-	-	-	-
Share based compensation expense	-	-	-	148	-	-	148
Net loss	-	-	-	-	(11,842)	-	(11,842)
Balances at December 31, 2009	31,328,119	132	(2,092,376)	60,297	(7,510)	(1,898)	51,021

Exercise of share options and RSU’s	42,240	*	-	-	-	-	-
Share based compensation expense	-	-	-	155	-	-	155
Net income	-	-	-	-	2,816	-	2,816
Balances at December 31, 2010	31,370,359	132	(2,092,376)	60,452	(4,694)	(1,898)	53,992

*	Less than $ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income (loss)	2,816	(11,842)	(9,557)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,262	2,140	1,949
Loss on disposal of fixed assets	-	5	11
Gain from marketable securities, net	-	-	(8)
Accrued interest on restricted deposit	(7)	-	-
Deferred tax expense (benefit)	(40)	-	570
Share based compensation expense	155	148	271
Provision for bad debts	324	677	722
Revaluation of liabilities	1,345	586	-

Changes in operating assets and liabilities:
Accounts receivable	(10,651)	(1,049)	4,407
Inventories	(7,360)	13,516	1,576
Due to / from affiliates	(40)	(224)	(735)
Other current assets	(723)	293	694
Accounts payable – trade	5,267	(840)	(2,720)
Other current liabilities	6,474	81	(85)
Liability for employee severance benefits, net	139	88	5

Net cash provided by (used in) operating activities	(39)	3,579	(2,900)

Cash flows from investing activities:
Restricted deposit	(5,175)	-	-
Purchase of marketable securities	-	-	(397)
Proceeds from sale of marketable securities	-	-	2,875
Purchase of fixed assets	(1,686)	(298)	(1,021)
Purchase of intangible assets	(207)	(116)	(352)
Acquisition of SELA, net cash acquired (1)	-	487	-

Acquisition of Printar assets, net (2)	-	(500)	-

Net cash provided by (used in) investing activities	(7,068)	(427)	1,105

Cash flows from financing activities:
Increase (decrease) in bank loans	2,668	(1,980)	1,500
SELA earn-out payments	(220)	-	-
Payment to OCS	(228)	(21)	-
OCS grant received	215	383	-
Purchase of treasury stock	-	-	(905)
Repayment of long-term loan	(109)	-	-
Repayment of long-term convertible loan	(1,666)	(1,667)	(1,667)

Net cash provided by (used in) financing activities	660	(3,285)	(1,072)

Effect of exchange rate changes on cash	222	(14)	215

Net decrease in cash and cash equivalents	(6,225)	(147)	(2,652)
Cash and cash equivalents at beginning of the year	15,802	15,949	18,601

Cash and cash equivalents at end of the year	9,577	15,802	15,949

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Cash Flows

Year ended
December 31,
2009
$ in thousands
(1) Acquisition of SELA, net cash acquired:
Working capital (excluding cash and cash equivalents)	(814)
Fixed assets, net	(69)
Intangible assets	(4,054)
Long-term liabilities	5,424

487
(2) Acquisition of Printar assets, net:
Working capital (excluding cash and cash equivalents)	(521)
Fixed assets, net	(50)
Intangible assets	(3,500)
Long-term liabilities	3,571

(500)

	Year ended December 31,
	2010	2009	2008
	U.S. Dollars (In thousands)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest	$126	$160	$277
Income taxes	$411	$232	$200

B. Non-cash transactions:
Transfer of inventory to fixed assets	$730	$1,238	$1,222
Transfer of fixed assets to inventory	$871	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 1 - General

A.
Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (60.53%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of microelectronics, printed circuit boards (PCB) and electronic packaging.

B.
In June 2009, the Company completed a transaction to acquire certain assets and liabilities from Printar Ltd. (“Printar”), an Israeli company. Printar is engaged in the development, manufacture, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask (“SM”), an epoxy layer selectively covering the PCB, while leaving the connecting pads uncovered (currently in development stage) and Legend, applying the identification nomenclature on the PCB (“Legend”). Printar introduced its first Legend system seven years ago.

The Printar technology provides a higher performing, one-step, environment-friendly and relatively low-cost process, in comparison with traditional processes. See Note 3 – Acquisition of Businesses. The operations of Printar have been included in the consolidated financial statements of the Company from June 15, 2009.

C.
In September 2009, the Company signed an agreement to acquire 100% of SELA- Semiconductor Engineering Laboratories Ltd. (“SELA”). The transaction was completed in November 2009. SELA is engaged in the development, manufacture and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry. SELA’s existing install-base customers include many world-leading semiconductor fabrication facilities. In 2008, SELA introduced the Xact, the first TEM/STEM (Scanning Transmission Electron Microscope) sample preparation system using Adaptive Ion Milling (AIM) technology.

The AIM technology brings numerous advantages to traditional FIB (Focused Ion Beam) technology by reducing the sample thickness to below 20nm over a large area with high precision and throughput and with superior image quality. See Note 3 – Acquisition of Businesses. The operations of SELA have been included in the consolidated financial statements of the Company from October 1, 2009.

D.	The primary reason for the above two acquisitions was to develop new growth engines where the Company’s core competencies provide synergies and competitive advantages.

All of Camtek’s activities, including those associated with the above acquisitions, are conducted in one reportable business segment.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 1 - General - (Cont’d)

E.
As noted in Note 17 (C)(3), a jury verdict has been rendered in favor of a competitor in its patent infringement case against the Company.  On August 28, 2009, the United States District Court for the District of Minnesota (“Court”) entered judgment ordering the Company to pay the jury award in the amount of $6,800, as well as an additional $1,200 in interest.  The Court also ordered the Company to discontinue all sales and marketing of Falcons in the United States. Pursuant to the terms of the injunction, service and repair of machines sold prior to the jury verdict will be permitted to keep the systems in original operating condition. The judgment relates only to the Company's Falcon operations in the United States, and should not have an effect on any of the Company's other operations. The Company filed an appeal with the Court of Appeals for the Federal Circuit on August 10, 2010, after the Court’s denial of the Company’s post-judgment motions. The Company has also requested a stay on enforcement of any judgment until the appeal is decided. An appeal hearing is scheduled for April 7, 2011, but the Company expects final decision on its appeal to be received no earlier than the second half of 2011. The Company believes that it has good grounds to be ultimately successful with the appeal. On January 7, 2011, the Court assessed $646 in supplemental damages. The Company has posted a bond in the Court, staying collection of any award pending resolution of the appeal. On March 9, 2011, two motions were filed by the competitor for alleged additional damages and attorney fees in a total amount of approximately $1,500. The payment of the damages set forth in a judgment if and when required, may affect the Company’s liquidity, and would therefore require the Company to further reduce its expenses and/or to arrange for additional financing.  In connection with the issuance of the appeal bond, the Company signed an agreement with Bank Leumi L’Israel. See Note 17(D).

F.
As of the date of approval of these financial statements, the Company is undergoing negotiations with an Israeli banking institution regarding an additional credit line. See Note 26 – Subsequent events.

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

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include valuation of accounts receivable, inventories, intangible assets, other long-lived assets, legal contingencies, and contingent consideration among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount that management provides for certain contingent liabilities.  The Company's assessments are therefore subject to estimates made by management and its legal counsel. Adverse revision in management estimates of the potential liability could materially impact the Company's financial condition, results of operations or liquidity.

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

The functional currency of the Company is the U.S. Dollar. Revenue generated by the Company is primarily generated outside of Israel and a majority thereof is received in U.S. Dollars. In addition, materials and components purchased and marketing expenses incurred are either paid for in U.S. Dollars or in New Israeli Shekels (“NIS”) linked to changes in the U.S. Dollar/NIS exchange rate. The purchase of materials and components recorded by a subsidiary in China is incurred in Chinese RMB. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Transactions not denominated in U.S. Dollars are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates different from that by which they were initially recorded during the period, or reported in previous financial statements, are charged to financial income (expenses), net.

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

As of December 31, 2010 and 2009 the Company holds no balance of marketable securities.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

F.	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the outstanding recognized amount and do not bear interest. The allowance for doubtful accounts represents Management’s best estimate of the probable loss inherent in existing accounts receivable balances as a result of possible non-collection. In determining the appropriate allowance, Management bases its estimate on information available about specific debtors, including aging of the balance, assessment of the underlying security received, the history of write-offs, relationships with the customers and the overall creditworthiness of the customers.

G.	Inventories

Inventories consist of completed systems, partially completed systems and components and other raw materials, and are recorded at the lower of cost or market. Cost is determined by the moving – average cost method basis.

Inventory write-downs are recorded at the close of each fiscal period for damaged, obsolete, excess and slow-moving inventory. These write-downs, to the lower of cost or market value, create a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Management periodically evaluates its inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technological obsolete or damaged inventory. These estimates could vary significantly, from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Inventory that is not expected to be converted or consumed within the next year is classified as non-current, based on Management’s estimates taking into account market conditions.

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

Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected useful life.

Intangible assets purchased as part of the Printar and SELA acquisitions (See Note 3) were recorded at their fair value and are amortized based on their remaining estimated useful lives. Acquired in-process research and development (IPR&D) will be amortized starting at the initial date of recording revenues from the associated technology.

J.	Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value.

K.	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to an acquisition price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company has set its annual impairment testing date at December 31. As of December 31, 2010 and 2009, based on the Company’s annual impairment test, no impairment charge was recognized.

L.	Fair values of financial instruments

The carrying amounts for cash equivalents, accounts receivable, accounts payable, and amounts due to/from affiliates approximate fair value because of the short-term duration of those items.

The fair value of long-term liabilities to banks also approximate the carrying amounts, since they bear floating rate interest at rates close to prevailing market rates.

The contingent consideration liabilities relating to the Printar and SELA acquisitions are revalued at each balance sheet date.

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

In 2010, the Company has elected to adopt early recently issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multiple-element arrangements the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on management’s best estimate of their selling price where other sources of evidence are unavailable. The Company’s multiple deliverables consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months.

Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company elected to adopt the ASU in 2010. The adoption of ASU 2009-13 did not have a material effect on the financial position, results of operations or cash flows of the Company.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, the Company had concluded that none of its products have such embedded software. In 2010, the Company has elected to adopt early recently issued ASU 2009-14, “Software (Topic 985)”, which amends ASC Subtopic 985-605 to exclude from its scope tangible products which contain both software and nonsoftware components that function together to deliver a tangible product’s essential functionality. The adoption of ASU 2009-14 did not have a material effect on the financial position, results of operations or cash flows of the Company.

N.	Warranty

The Company records a liability for standard product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

For the Company’s treatment of non-standard warranties, see Note 2(M) – Revenue recognition.

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

Basic earnings/loss per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year.  Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options, warrants and convertible loan. (See Note 20)

For the year ended December 31, 2010, the effect of the exercise of all outstanding Restricted Share Units (“RSUs”) and conversion of convertible loan is dilutive and has been included in computing dilutive earnings per ordinary share.

For the years ended December 31, 2009 and 2008, the effect of the exercise of all outstanding RSUs, warrants and conversion of convertible loan is anti-dilutive, and has not been included in computing dilutive loss per ordinary share.

For the years ended December 31, 2010, 2009 and 2008, the effect of the exercise of all outstanding share options is anti-dilutive and has not been included in computing dilutive loss per ordinary share.

R.	Share-Based Compensation

The Company accounts for its employee share-based compensation as a cost in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model.

S.	Fair Value Measurements

The Company adopted ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. (For details see Note 25).

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

The Company’s foreign exchange derivative contracts are marked-to-market based on the determined fair value of open contracts at period end. See Note 18.

U.	Business Acquisitions

On January 1, 2009, the Company adopted revised principles of ASC Topic 805, Business Combinations, related to business combinations and noncontrolling interests. The revised principles on business combinations apply to all transactions or other events in which an entity obtains control over one or more businesses. They require an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Business combinations achieved in stages require recognition of the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values when control is obtained. This revision also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, and requires direct acquisition costs to be expensed. In addition, it provides certain changes to income tax accounting for business combinations which apply to both new and previously existing business combinations. The long-term contingent liabilities arising from the business acquisitions are revalued at each balance sheet date with the revaluation difference being recorded to finance income, net in the consolidated statement of operations.

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

V.	Contingent Liabilities

A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.

A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably.

W.	Government-Sponsored Research and Development

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

The Company accounts for OCS liabilities acquired in business combinations within the confines of debt obligations and as such changes in the liability from period to period, caused by changes to the estimated timing of future repayments and accrued interest, are accounted for prospectively and recorded as financial expenses (income). (See Note 16 and Note 17E)

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

X.	Recently Issued and Adopted Accounting Standards

1.
In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). (For discussion regarding effects of adoption see Note 2(M) – Revenue recognition)

2.
In October 2009, ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements that Include Software Elements was issued that amends the accounting rules addressing software revenue recognition for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality. The guidance also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. (For discussion regarding effects of adoption see Note 2(M) – Revenue recognition)

3.	ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

This ASU amends FASB ASC Topic 820, Fair Value Measurements and Disclosures, to require reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The ASU also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques.

Except for the detailed Level 3 roll forward disclosures, the guidance in the ASU is effective for interim and annual reporting periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuances, and settlements in the roll forward activity for Level 3 fair-value measurements are effective for fiscal years beginning after December 15, 2010. Early adoption is permitted. The adoption of this standard did not have any effect on the Company’s consolidated financial position and results of operations.

Y.	New standards and interpretations not yet adopted

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public entity presents comparative pro forma financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands disclosure requirements as to material pro forma adjustments. This ASU is effective as of the beginning of each reporting entity’s first annual reporting period that begins after December 15, 2010. The Company expects that the adoption of ASU 2010-29 will not have a material effect on its consolidated financial statements.

Z.	All amounts in the notes to the financial statements are in thousands unless otherwise stated.

AA.	Certain prior year amounts have been reclassified to conform to the current year presentation.

Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income.

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

The fair value of the contingent payment was based on the $2,500 transaction price, discounted from the estimated payment dates to the valuation date using a rate of 13%, which represents the average of the weighted average cost of capital and the Company’s effective interest on financial debt as of the acquisition date. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs.

The amortization period for the technology acquired in the transaction is 5 years. The IPR&D will be amortized over a period of 10 years starting at the initial date of recording revenues from this technology. As of December 31, 2010, the IPR&D had not commenced amortization.

The goodwill of $2,130 arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure. See also Note 10 – Goodwill and intangible assets, net.

In 2009, the Company recorded revenues of $1,150 related to Printar's products and service fees.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 3 - Acquisition of Businesses (cont'd)

A.	Printar - Acquisition of certain assets and liabilities (cont'd)

The goodwill recognized is deductible for income tax purposes.

The liability to the OCS as of the acquisition date was based on the estimated timing of future payments, discounted using the weighted average cost of capital of 22%. (See also Note 17E).

The net values of the IPR&D, technology, liability to the OCS and contingent consideration at December 31, 2010 were $1,002, $257, $(2,274) and $(1,741) respectively. (December 31, 2009 - $1,002, $315, $(1,936) and $(1,948) respectively). See also Note 10 – Goodwill and Intangible assets, net, Note 12- Other current liabilities, Note 16 – Other Long-term Liabilities and Note 25 – Fair value measurements.

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

According to the agreement, in consideration for the shares Camtek will pay to SELA’s shareholders future payments in the aggregate amount of up to $9,500 by way of earn-out payments, contingent upon SELA’s future revenues. The fair value of the contingent consideration arrangement of $3,739 was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 19% as of the acquisition date. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35  refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales. See also Note 25 – Fair value measurements.

The liability to the OCS was based on the estimated timing of future payments, discounted using the Company’s weighted average cost of capital of 19%.

The weighted average amortization period for the identified intangible assets acquired in the transaction is 12 years.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 3 - Acquisition of Businesses (cont'd)

B.	SELA Acquisition (cont'd)

The net values of the technology, customer relationships, liability to the OCS and contingent consideration at December 31, 2010 were $2,220, $34, $(1,856) and $(4,505) respectively. (December 31, 2009 - $2,469, $45, $(1,704) and $(3,932) respectively).

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

D.
As part of the Printar and SELA acquisitions, the Company approved a plan (the Plan) to integrate and streamline the acquired operations within the existing Camtek structure. The Plan included mainly the abandonment of certain rented properties. The Plan resulted in restructuring costs of $220 in 2009.

All costs associated with the plan are included in general and administrative expenses in the accompanying consolidated statement of operation for the year ended December 31, 2009.

The Company’s unpaid restructuring liabilities as of December 31, 2010 and 2009 are included in other current liabilities in the consolidated balance sheet.

Note 4 - Cash and Cash Equivalents

	Interest Rate As of	December 31,
	December 31, 2010	2010	2009
	%	U.S. Dollars
Cash in hand and in banking institutions		9,061	15,376
Deposits	0.01 – 0.3	105	106
Restricted		411	320
		9,577	15,802

As of December 31, 2010, approximately $200 were restricted against the Company’s foreign exchange derivatives, $190 were restricted against credit lines to banking institutions in Hong Kong (of which $90 denominated in Hong Kong Dollars), and $21 in Belgium (denominated in Euro).

As of December 31, 2009, approximately $200 were restricted against the Company’s foreign exchange derivatives, $90 were restricted against credit lines to banking institutions in Hong Kong (Denominated in Hong Kong Dollars), and $30 were restricted against credit lines to banking institutions in Belgium (denominated in Euro).

The Company’s cash and cash equivalent balance at December 31, 2010 and 2009 is denominated in the following currencies:

	December 31,
	2010	2009
	U.S. Dollars
US Dollars	3,837	10,215
New Israeli Shekels	1,725	838
Chinese RMB	1,802	1,825
Other currencies	2,213	2,924
	9,577	15,802

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 5 -  Inventories

	December 31,
	2010	2009
	U.S. Dollars
Components	14,382	9,850
Systems partially completed	4,334	2,752
Completed systems, including systems at customer locations not yet sold	7,622	6,235

	26,338	18,837

Inventories are presented in:

	December 31,	December 31,
	2010	2009
	U.S. Dollars
Current assets	24,034	14,176
Long term assets	2,304	4,661

	26,338	18,837

Long term Inventory:

At December 31, 2010, $2,304 of the Company's inventory is in excess of requirements for the year 2011 based on Management’s estimate and the recent level of sales (At December 31, 2009, $4,661). This long term inventory is mainly comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory held for sale, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

Note 6 - Other Current Assets

	December 31,
	2010	2009
	U.S. Dollars
Due from Government institutions	964	404
Income tax receivables	55	43
Due from employees	93	110
Prepaid expenses	431	503
Advances to suppliers	81	94
Deposits for operating leases	197	229
Other	593	308

	2,414	1,691

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 7 -  Fixed Assets

	December 31,
	2010	2009
	U.S. Dollars
Land	863	863
Building	10,102	9,795
Machinery and equipment	8,690	8,649
Office furniture and equipment	5,127	4,816
Automobiles	176	176
Leasehold improvements	1,527	965

	26,485	25,264
Less accumulated depreciation	11,408	9,870

	15,077	15,394

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $1,862, $1,904 and $1,909, respectively.

In accordance with an agreement signed in August 2010 with Bank Leumi L’Israel, a lien has been placed on the Company’s facility in Israel. See Note 17(D).

Note 8 - Restricted Deposits

In August 2010, the Company made interest-bearing restricted deposits in connection with the issuance of an appeal bond guaranteed by Bank Leumi L’Israel in the total amount of $5,175. The deposits are for periods of six months, renewing automatically, and accrue annual interest of 0.65%. (Balance as of December 31, 2010, including interest - $5,182) See Note 17(D).

Note 9 - Other Assets

	December 31,
	2010	2009
	U.S. Dollars

Deposits for operating leases	460	460

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 10 - Goodwill and Intangible Assets, net

A.	Goodwill

	December 31,
	2010	2009
	U.S. Dollars
Balance as of January 1	3,653	-
Changes during the year - goodwill resulting from business acquisitions	-	3,653

Balance as of December 31	3,653	3,653

As of December 31, 2010 and 2009, based on the Company’s annual impairment test, no impairment charge was recognized.

B.	Intangible assets, net

	December 31,
	2010	2009
	U.S. Dollars
Patent registration costs	958	751
IPR&D	1,002	1,002
Technology	2,854	2,854
Customer relationships	45	45

Intangible assets at cost	4,859	4,652

Accumulated amortization	(696)	(296)

Total intangible asset, net	4,163	4,356

Patent registration costs are amortized over their estimated useful life of 10 years. Customer relationships and the Legend technology are amortized over their estimated useful lives of 5 years. The remaining technologies are amortized over their estimated useful lives of 10-12 years.

Amortization expense for the years ended December 31, 2010, 2009 and 2008 amounted to $400, $236 and $40, respectively. The amortization expense for 2009 includes the write-off of patents with a net value of $102 which were abandoned.

As of December 31, 2010, the estimated amortization expenses of intangible assets for the years 2011 to 2015 is as follows:

Year ending December 31,	U.S. Dollars
2011	433
2012	483
2013	483
2014	443
2015	400
2,242

As of December 31, 2010 and 2009, based on the Company’s annual impairment test with respect to the acquired IPR&D, no impairment charge was recognized.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 11 - Short Term Loan

In September and October 2010 the Company received short term loans from Bank Leumi L’Israel of approximately $677 and $691, respectively, denominated in New Israeli Shekels (NIS 2,500 each). The loans are each for a period of six months and accrue interest at a rate of 4.36% and prime + 1.05%, respectively. (Rate as of December 31, 2010 – 4.55%). See Note 17(D).

Note 12 - Other Current Liabilities

	December 31,
	2010	2009
	U.S. Dollars
Accrued compensation and related benefits	5,741	3,922
Government institutions	418	686
Income tax payables	536	442
Current maturities of OCS liability (1)	536	332
Current maturities of contingent consideration	2,554	386
Accrued warranty costs	1,494	595
Commissions	2,470	1,054
Advances from customers and deferred revenues	1,837	1,701
Accrued expenses	5,822	3,827
	21,408	12,945

Changes in the product warranty obligation are as follows:

	December 31,
	2010	2009	2008
	U.S. Dollars
Beginning of year	595	783	934
New warranties	2,404	1,009	1,595
Reductions	(1,505)	(1,197)	(1,746)
Balance at end of year	1,494	595	783

(1)	See also Note 16 – Other long-term liabilities

Note 13 - Long-term  loan

In August 2010, the Company received a long-term loan from Bank Leumi L’Israel in the amount of $1,300. The long-term loan is subject to certain financial covenants. See also Note 17(D).

The loan bears interest of Libor + 2.875% per annum. It is to be repaid in quarterly payments (principal and interest) over three years.

Principal repayments of the loan subsequent to December 31, 2010 are as follows:

U.S. Dollars
2011	433
2012	433
2013	325

1,191

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 14 - Convertible Loan

	December 31,
	2010	2009
	U.S. Dollars
U.S. Dollar denominated loan, bearing annual interest of Libor + 2.1%	-	1,666

On August 23, 2005 (the "closing date") the Company raised $5,000 as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (“FIMI”). The loan was payable in three equal annual payments starting at the third anniversary of the closing date. The lenders had the right to postpone the repayments to the end of the fifth anniversary from the closing date. The loan bore annual interest of Libor + 2.1% which amounted at December 31, 2009 to 2.36%. The interest was payable every three months. Conversion of the loan, in a whole or in part, was at the lender’s option on any given business day after the closing date.

Conversion price per one ordinary share was $5.50, however, in the event that the average closing price of the Company's shares as reported on NASDAQ for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing date, was lower than the conversion price in effect on such date, the conversion price in effect on such date was to have been reduced to equal the higher of the average closing price and $2.00. As of December 31, 2009 the conversion price per one ordinary share was $3.19.

The Company was subject to the following main covenants:

1.
The shareholders' equity should not decrease to below $45,000, or, $40,000 as a result of dividend distributions. Shareholders' equity could not decrease by more than 10%, unless such deviation was cured within three consecutive financial quarters immediately following the financial quarter in which such decrease had occurred.

2.	The shareholder's equity should represent at least 55% of the total assets of the Company.

3.	The net loss should not exceed an aggregate of $10,000 in any single financial quarter or any year.

4.
No further borrowings which exceeded the aggregate amount of $15,000 (other than the loans and credit lines which were in effect at the closing date) and no new transactions with the Company’s affiliates.

The third and final portion of the loan was repaid in August 2010, as per the original agreement.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 15 - Liability for Employee Severance Benefits

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $626 and $487 as of December 31, 2010 and 2009, respectively.

3.	Severance pay expenses were $895, $712 and $924 in 2010, 2009 and 2008, respectively.

Note 16 - Other Long-Term Liabilities

	December 31,
	2010	2009
	U.S. Dollars
Liability for contingent consideration in respect of acquisitions (1)	3,692	5, 494
Liability to OCS, mainly in respect of acquisitions (2)	4,192	3,308

	7,884	8,802

(1)
In accordance with ASC Topic 820 (Statement 157), the Company’s liabilities for contingent consideration in respect of the acquisitions of Printar and SELA (see Note 3 and Note 25) are measured at fair value using Level 3 inputs.

(2)
Of the total long-term liability to OCS, $3,594 is in respect of the acquisitions of Printar and SELA. As of December 31, 2010 and 2009, only the time factor had affected the remaining liabilities to the OCS resulting from the acquisitions, net of royalty repayments made to the OCS.

The remaining $598 of the liability to OCS is in respect of new grants received.

See Note 12 for current maturities of liability for contingent consideration and liability to OCS.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements, principally for office space. In 2010, the Company entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months.

As of December 31, 2010, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars

2011	1,600
2012	888
2013	425
2014	93
Thereafter	-

3,006

Aggregate office rent expenses amounted to $1,043, $1,132 and $854 in 2010, 2009 and 2008, respectively.

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at			Balance at
	beginning		Reversal of	end of
	of period	Provision	provision	period
	U.S. Dollars
2008	3,269	722	(238)	3,753
2009	3,753	677	(404)	4,026
2010	4,026	324	(496)	3,854

C.	Litigation

1.
On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by a competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting injunctive relief and damages. The patent upon which the claim is asserted expired in February 2008. The court advised the parties to turn to mediation. The parties participated in one mediation meeting, after which they decided to end the mediation and to hold direct negotiations between them. Despite the unsuccessful direct negotiations, the court ordered another mediation meeting which is scheduled for July 2011. Currently, court sessions have been postponed for as long as the mediation process continues. The Company cannot estimate the range of loss for this claim, as it is still at an early stage. However, it believes that it has substantial defenses against the validity of Orbotech’s patent and substantial defenses against Orbotech’s claims. So far no evidence has been filed by Orbotech with the court to support the claim of infringement, and the Company expects the infringement allegation would be difficult to prove. Also, the allegedly infringing element is only optional and was hardly used in Camtek's system, regardless of this claim. Therefore, the Company estimates the probability of an unfavorable outcome in this litigation to be remote and accordingly, no provision has been recorded by the Company.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies (Cont’d)

C.	Litigation (cont’d)

2.
On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of a patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor's opinion and prime facie evidence only, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevents Camtek from manufacturing the allegedly infringing illumination block in suit. The claim currently awaits the court's decisions in several pending preliminary motions filed by both parties. The patent upon which the claim is asserted expired in February 2007. At the court's recommendation, the parties held one mediation meeting, after which they decided to conduct direct negotiations between them, without the mediator. These direct negotiations were unsuccessful. The Company believes that it has good defenses in the infringement aspect of the claim. The Company further believes that it has claims with respect to the validity of the asserted patent, as well as other defenses such as estoppel and lack of good faith on the part of Orbotech.  The Company cannot currently estimate the range of loss for this claim, as it is still at an early stage. However, the Company believes that it has a strong invalidity defense due to a prior publication of the alleged invention; The allegedly infringing element is an illumination block referred to as "new block – 155", which due to an Interlocutory injunction was never installed in any of Camtek’s systems. Orbotech is trying to expand the scope of the lawsuit to an "old block", but the Company considers their chances in succeeding to do so minute. Therefore, the Company estimates the probability of an unfavorable outcome in this litigation to be remote and accordingly, no provision has been recorded by the Company.

3.
On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (“Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph”, having acquired August Technology Corporation), alleging infringement of U.S. Patent No. 6,826,298 (“’298 patent”) and seeking injunctive relief and damages.  On March 5, 2009 a jury verdict was rendered in favor of Rudolph, awarding damages of approximately $6,800 with regard to sales of Camtek's Falcon products in the United States. The jury also found that the infringement was not willful. On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, as well as an additional $1,200 in prejudgment interest. The Court also issued an injunction (“Injunction”) ordering the Company to discontinue all sales and marketing of Falcons in the United States. Pursuant to the terms of the injunction, service and repair of Falcons sold prior to the jury verdict is permitted to keep the systems in original operating condition. The Injunction relates only to the Company’s Falcon operations in the United States, and should not have an effect on any of the Company's other operations. The Company filed an appeal with the Court of Appeals for the Federal Circuit on August 10, 2010, after the Court’s denial of the Company’s post-judgment motions. On November 17, 2010, the Magistrate Judge found that Rudolph was entitled to $646 in supplemental damages reflecting Falcon sales occurring after the time period considered by the jury, and on January 7, 2011, the Court upheld the supplemental damages award. The Company has posted a bond in the Court, staying collection of any award pending resolution of the appeal. (See also Note 17 (D) below.) On March 9, 2011, Rudolph filed a motion seeking $323 in enhanced damages for an allegedly willful post-verdict Falcon sale, as well as a motion seeking $1,200 and unspecified attorneys fees for alleged contempt of the Injunction. The Company believes it has strong defenses to these charges and intends to vigorously oppose these motions. An appeal hearing is scheduled for April 7, 2011, but the Company expects final decision on its appeal to be received no earlier than the second half of 2011.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies (Cont’d)

C.	Litigation (cont’d)

Although it is difficult to estimate the outcome of a patent infringement case, and while estimating the outcome of litigation can never be a precise exercise, the Company believes that although judgment has been entered, the probability of an unfavorable outcome of this litigation after the appeal process is less than 50% and accordingly, no provision has been recorded by the Company. The Company currently estimates the possible range of loss in this case, if any, to be $0 to $9,000 (including interest).

On June 1, 2010,  Rudolph filed a complaint against the Company in the United States District Court for the District of Minnesota, in which Rudolph alleged infringement of their U.S. Patent No.7,779,528 relating to semiconductor wafer inspection technology similar to that described in the ‘298 patent. The complaint has not yet been served. However, Camtek believes that it has good defenses and intends to aggressively defend itself from the allegations in this claim and its right to sell its tools in the United States. At this preliminary stage it is impossible for the Company to assess the probability of the outcome of the lawsuit or to reasonably estimate its effect on the Company’s activities and financial results, if any.

4.
On March 7, 2008, a purported Class Action Complaint ("CAC"), Yuval Lapiner v. Camtek, Ltd. et al., was filed in the United States District Court for the Northern District of California on behalf of purchasers of the Company’s common stock between November 22, 2005 and December 20, 2006.  Mr. Lapiner filed a Consolidated Amended Class Action Complaint on January 2, 2009, naming the Company and certain of its directors and officers as defendants.  It alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated there under, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiff seeks unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. The Company filed a motion to dismiss the CAC, as amended, on February 17, 2009, and the Court granted this motion on June 2, 2009.  However, the Court gave plaintiff leave to amend his complaint, which he did when he filed a Second Consolidated Amended Class Action Complaint (“SAC”) on July 10, 2009.  The Company filed a motion to dismiss the SAC and the Court granted this motion on February 2, 2011. The Court, however, gave plaintiff leave to amend his complaint which he did when he filed a Third Amended Complaint ("TAC") on April 1, 2011.  Defendants intend to move to dismiss the TAC and their motion is due on May 16, 2011. Camtek is unable to estimate a range of loss for this claim, given the fact that it is still at an early stage. Accordingly, no provision has been made in these financial statements in respect of this claim. The Court granted Camtek's initial and second motions to dismiss this claim and the Company does not believe that these complaints have merit. The Company expects that the loss, if any, will be covered by the Company's directors and officers' insurance policy.

5.
On November 1, 2010, a lawsuit was filed by Fish & Richardson P.C. (“F&R”) in the United States District Court for the District of Minnesota (Civil Action No. 10-4436) against the Company.  The suit arises from F&R’s representation of the Company in an action against it by Rudolph Technologies Inc., referred to above. F&R alleges that the Company owes it approximately $2,250 in unpaid attorney’s fees arising from F&R’s representation of the Company at this trial level proceeding. The Company disputes this claim, asserting that F&R inflated its fees by defending the matter inefficiently, and that F&R charged fees which were substantially beyond the estimated legal costs provided to the Company periodically in advance of incurring such fees. The Company also has potential malpractice counterclaims against F&R and is in the process of evaluating whether or not to bring such claims.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies (Cont’d)

C.	Litigation (cont’d)

The current status of the matter is that F&R has obtained a default judgment against Camtek, after asserting that service of the Summons and Complaint was properly effected upon Camtek, and that Camtek failed to timely answer or otherwise appear in the action. The Company only learned of F&R’s alleged service after F&R’s motion for default and currently has retained local counsel in Minnesota to seek to vacate the default judgment, as the Company’s position is that service was, in fact, never made upon it. All these amounts were already recorded in the Company’s results of operations in the respective month they were received and as such a provision for the full amount has been made in the financial statements in respect of this claim.

D.	Agreement with Bank Leumi L’Israel

In connection with the issuance of the appeal bond (See also Note 17(c)(3) above), in August 2010 the Company signed an agreement with Bank Leumi L’Israel, according to which the bank provided a bank guarantee in the amount of $8,925 in order to support the appeal bond, which was issued by a surety company in the United States, together with a long-term loan of approximately $1,300  (see Note 13 – Long-term loan).  In addition, the Company received short-term loans in the amount of approximately $1,400 (see Note 11 – Short-term loan) and factoring facilities of additional $1,300. As of December 31, 2010 these factoring facilities have not been utilized. The Company’s obligations to the bank are secured by a lien on its facility in Israel, restricted deposits in the amount of approximately $5,200  (see Note 8 – Restricted deposits) and a floating charge on its assets.  In addition, the Company signed a covenant agreement with the bank which requires it to comply with the following financial covenants:

•	On December 31 each year, the following covenants will be met:

1)	Adjusted shareholders’ equity will be not less than 50% of the total balance sheet.(1)

2)	Adjusted shareholders’ equity will be not less than $40,000. (1)

3)	Total annual sales will be not less than $60,000.

4)	From the date of the agreement, operating profits (EBITDA) will be positive.

(1)
Adjusted shareholders’ equity is defined in the agreement as shareholders’ equity as presented in the financial statements, minus deferred expenses, intangible assets, and balances due from affiliates.

•	At the end of each quarter, the Company’s cash balance will be not less than $11,500, including deposits and liens to Bank Leumi.

•	Any cash balance over $1,000 situated in any of the Company’s foreign subsidiaries must be transferred to Camtek Ltd (Israel) within 14 days.

•	If the Company does not maintain positive operating profits or the required quarter-end cash balance, it will be required to deposit at Bank Leumi a restricted sum of not less than NIS 5,000.

•	Total foreign assets of the Company at the end of each quarter will be greater than their total debts and liabilities.

•	The ratio of debt to banks to open receivables should be not greater than 70% at the end of each quarter.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies (cont’d)

D.	Agreement with Bank Leumi L’Israel (cont’d)

In addition, the Company made a commitment not to significantly change its majority shareholders without prior written permission from the Bank. Similarly, the Company committed not to perform a merger without written permission from the Bank.

As of December 31, 2010, the Company did not comply with the financial covenants relating to the ratio of adjusted shareholders’ equity to the total balance sheet (“shareholder’s equity ratio”); and to the maintenance of cash balances of not more than $1,000 in the bank accounts of one of the foreign subsidiaries (“maximum cash balance”).

On March 31, 2011, the Company signed an amended agreement with the bank which amended the definition of the shareholders’ equity ratio to increase the equity in the sum of the liabilities for contingent consideration and the Office of the Chief Scientist in respect of acquisitions. This amendment is retroactively effective as of December 31, 2010.

In addition, a waiver was retroactively received from the bank in respect of the maximum cash balance in the foreign subsidiary as of December 31, 2010 and as of March 31, 2011.

Accordingly, the Company is in full compliance with the amended financial covenants as of the December 31, 2010 and expects to comply with the amended covenants in the following year.

E.	Chief Scientist

Through its acquisition of Printar and SELA, the Company participates in programs sponsored by the Israeli government for the support of research and development activities. The Company is committed to pay amounts to the Chief Scientist (OCS) at rates of 3.5%-5% of the sales of products resulting from this research and development, up to an amount equal to 100% of the grants received by the Company, and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2010 the amount of non-repaid grants received including interest accrued, in respect of Printar and SELA, amounted to $5,400  and $3,000 , respectively (December 31, 2009 - $5,000  and $3,000 , respectively). The liabilities to the OCS were recorded at fair value as part of the purchase price allocation related to the acquisition of Printar and SELA and as of December 31, 2010 amounted to $2,274  and $1,856 , respectively (December 31, 2009 - $1,936  and $1,704 , respectively). (See Note 16 – Other long-term liabilities).

In 2010, the Company received further grants from the OCS in connection with the research and development activities related to the Printar acquisition.

F.	Dispute with Chief Scientist

A dispute has arisen between the Company and the OCS in Israel in the amount of approximately $600  regarding the royalty rate to be paid in respect of certain of the Company’s supported products, the production of which has been moved to a foreign subsidiary.

Management, based on an opinion of its legal advisors, believes that the probability of an unfavorable resolution to this dispute is less than 50%. Accordingly, no accrual has been recorded in the financial statements in respect of this matter.

G.	Outstanding Purchase Commitments

As of December 31, 2010, the Company has purchase obligations of $8,050 which mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 18 - Concentration of Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits and trade receivables. The Company's cash equivalents and securities are maintained with multiple high-quality institutions and the composition and maturities of investments are regularly monitored by management.

The Company relies on a single source and limited source suppliers and subcontractors for a number of essential components and subsystems of its products. The Company does not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. An interruption in supply from these sources would disrupt production and adversely affect the Company’s ability to deliver products to its customers, which could have an adverse effect on the Company’s business, revenues and results of operations.

The trade receivables of the Company are derived from sales to a large number of customers, primarily large industrial corporations located mainly in Asia, the United States and Europe. The Company generally does not require collateral: however, in certain circumstances, the Company may require a letter of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

The carrying amounts of financial instruments approximate fair value.

Liquidity:

The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2011. If available liquidity will not be sufficient to meet the Company’s operating and loan obligations as they come due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2011. See also Note 17 (C)(3) and Note 17 (D).

Derivative Instruments

The Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. The notional amounts and fair value of derivatives as of December 31, 2010 are:

	Notional amount	Fair market value
	U.S. Dollars

Options

Buy put options (Buy dollars and Sell NIS)	6,950	295

Sell call options (Sell dollars and Buy NIS)	6,950	(10)

The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs.

Such instruments had a combined fair value gain of $277 and $(40) for the years ended  December 31, 2010 and 2009, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 19 - Shareholders’ Equity

A.	General

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.	Private Placement

In April 2006, the Company raised $14,500, net of issuance expenses, by issuing 2,525,252 ordinary shares at a price of $5.94 per share in a private placement to Israeli institutional investors. The private placement also included warrants that are exercisable into 1,262,626 ordinary shares at a price of $6.83 per share during a period of four years. The warrants issued in April 2006 have been classified in equity. The warrants expired in April 2010.

C.	Purchase of Ordinary Shares

In 2008, the Board of Directors authorized a share repurchase program involving the repurchase from time to time of the Company’s ordinary shares. Repurchases will not exceed a total aggregate price of $2,000. In 2010 and 2009 no shares were repurchased. In 2008 1,080,757 shares were repurchased for an aggregate price of $905.

D.	Stock Option Plan

As of December 31, 2010, the Company has five stock option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

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

As of December 31, 2010, there are 262,331 additional options available for grant under the Plan. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

2007 Grant

Dividend yield	0
Expected volatility	83%-84%
Risk-free interest rate	5%
Expected life (years)	6

No options were granted during the years ended December 31, 2010, 2009 and 2008. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $0.00, $40,307 and $97,713 respectively. The total intrinsic value of options vested at December 31, 2010 was $1,950.

The Total stock option compensation expense amounted to $26, $26 and $207 in 2010, 2009 and 2008, respectively.

As of December 31, 2010, there was $1,685 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.00 years.

In January 2011 an option grant was made to employees. See Note 26 – Subsequent events.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 19 - Shareholders’ Equity (cont’d)

D.	Stock Option Plan (cont’d)

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	Of	exercise
	shares	price US$	shares	price US$	Shares	price US$

Outstanding at January 1	537,301	3.15	685,491	3.12	807,841	2.78
Granted	-	-	-	-	-	-
Forfeited	(47,600)	2.99	(116,200)	3.68	(40,200)	2.82
Exercised	-	-	(31,990)	0.00	(82,150)	0.00

Outstanding at year end	489,701	3.21	537,301	3.18	685,491	3.12

Vested at year end	480,701	3.19	517,301	3.15	617,491	2.99

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	shares	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2010	489,701	3.21	3.65	19,500

Vested and expected to vest at December 31, 2010	460,319	3.21	3.65	18,330

Exercisable at December 31, 2010	480,701	3.19	3.49	17,550

The following table summarizes information about share options at December 31, 2010:

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price US$	outstanding	life in years	price US$	exercisable	price US$

2.98-3.29	348,701	2.98	2.98	348,701	2.98
3.00	76,000	4.74	3.00	76,000	3.00
5.00	10,000	5.37	5.00	10,000	5.00
6.15	10,000	5.58	6.15	10,000	6.15
4.50	30,000	6.06	4.50	27,000	4.50
3.95	15,000	6.23	3.95	9,000	3.95

	489,701	3.65	3.21	480,701	3.19

The following table summarizes information about nonvested options at December 31, 2010:

		Weighted
		average
		grant- date
	Options	fair value

Balance at January 1, 2010	20,000	5.45
Granted	-	-
Vested	(11,000)	4.26
Forfeited	-	-

Balance at December 31, 2010	9,000	6.89

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 19 - Shareholders’ Equity (cont’d)

E.	Restricted Share Unit Plan

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

b.
Upon the lapse of each full additional 3 (three) months of the grantee’s continuous service thereafter, until all the RSU are vested, i.e. 100% of the grant will be vested after 4 years. – 6.25% per quarter.

* 2009 grant vesting schedule as determined by the Board in April 2009 is as follows:

a.	Upon the completion of a full 24 (twenty four) months of continuous service – 50%.

b.	Upon the completion of a full 12 (twelve) months of continuous service – 25%.

c.	Upon the completion of a full 12 (twelve) months of continuous service – 25%.

Forfeited units are returned to the pool.

Total share based awards expense amounted to $129, $122 and $64 in 2010, 2009 and 2008, respectively.

The total unrecognized compensation cost amounted to $235, which is being amortized over the vesting period.

As of the balance sheet date the number of RSU’s available for grant was 583,229.

Activity under the Restricted Share Unit Plan was as follows:

	Awards	Number of	Weighted-
	available	awards	average
	for grant	outstanding	fair value US$

Balance as of December 31, 2009	520,187	911,168	0.49
Awards granted	-	-	-
Exercised	-	(42,240)	1.48
Forfeited	63,042	(63,042)	0.44

Balance as of December 31, 2010	583,229	805,886	0.44

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 20 - Earnings (Loss) Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings (loss) per Ordinary Share for the years indicated:

	Year ended December 31,
	2010	2009	2008
	U.S. Dollars
Net income (loss) attributable to Ordinary Shares	$2,816	$(11,842)	$(9,557)

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share calculation	29,259	29,218	29,916

Add assumed exercise of outstanding dilutive potential
Ordinary Shares	1,101	-	-

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share calculation	30,360	29,918	29,916

Basic income (losses) per Ordinary Share	$0.10	$(0.40)	$(0.32)

Diluted income (losses) per Ordinary Share	$0.09	$(0.40)	$(0.32)

Note 21 - Geographic Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars
China and Hong Kong	33,614	19,512	25,973
Korea	16,621	8,391	11,974
Asia- Other	11,089	9,403	8,102
United States	10,075	5,531	10,759
Taiwan	7,862	4,763	7,629
Western Europe	4,033	3,335	7,654
Japan	3,270	1,984	2,640
Rest of the world	1,216	602	732

	87,780	53,521	75,463

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 22 - Selected Income Statement Data

A.	Revenues

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars

Printed Circuit Boards and IC substrates (1)	26,378	19,988	33,312
Microelectronics (2)	43,857	19,208	28,823
Service fees	17,545	14,325	13,328

Total Revenues	87,780	53,521	75,463

(1)	2010 and 2009 includes sales of Printar’s products (see Note 3A).
(2)	2010 and 2009 includes sales of SELA’s products (See Note 3B).

B.	Selling, general and administrative expenses

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars
Selling (a1)	12,370	8,530	15,886
General and administrative	8,292	9,137	8,948

	20,662	17,667	24,834

(a1) Including shipping and handling costs	1,491	965	2,036

C.	Financial income (expenses), net

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars
Interest expense	(112)	(160)	(277)
Interest income	14	17	181
Re-evaluation expenses resulting from the Printar and SELA acquisitions	(1,362)	(586)	-
Other, net	(18)	(223)	1,096

	(1,478)	(952)	1,000

Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(3), $(124) and $1,241 in 2010, 2009 and 2008, respectively.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes

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

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2014  ("Programs"). SELA has also been granted the status of Beneficiating Enterprise according to the Amendment, for the period ending in 2014.

Out of Camtek's retained earnings as of December 31, 2010 approximately $20,800 are tax-exempt earnings attributable to its Approved Enterprise and approximately $3,000 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 ("the Investment Law") (cont’d)

As of December 31, 2010, if the income attributed to the Approved Enterprise were distributed as dividend, Camtek would incur a tax liability of approximately $5,200. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, Camtek would incur a tax liability in the amount of approximately $800. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise Programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law and the regulations published thereunder as well as the criteria set forth in the approval for the specific investments in the Approved Enterprises. In the event of failure to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rates and the Company could be required to refund a portion of the tax benefits already received, with respect to such Programs. As of December 31, 2010 and 2009, the Company's management believes that the Company has met the aforementioned conditions.

Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010, the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – “the Amendment to the Law”). The Amendment to the Law was published in the Official Gazette on January 6, 2011. The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment to the Law. Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 ("the Investment Law") (cont’d)

The Amendment to the Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, which means that there is no change from the existing law. Furthermore, the Amendment to the Law provides relief (hereinafter – “the relief”) with respect to tax paid on a dividend received by an Israeli company from profits of an approved / alternative / beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

The Company is examining the expected effect of the new regulations on its financial position and operations.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars
Income (loss) before income taxes:
Israel	(645)	(13,860)	(10,934)
Non-Israeli	4,018	2,404	2,147

	3,373	(11,456)	(8,787)

Income tax expense (benefit):
Current:
Israel	35	52	112
Non-Israeli	562	334	88

	597	386	200
Deferred:
Israel	-	-	478
Non-Israeli	(40)	-	92
	(40)	-	570

	557	386	770

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

E.	Income taxes included in the statements of operations:

The following is a reconciliation of the theoretical income tax expense (benefit), assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense (benefit):

	Year Ended December 31,
	2010	2009	2008
	U.S. Dollars
Income (loss) before income taxes	3,373	(11,456)	(8,787)

Statutory tax rate	25%	26%	27%

Theoretical income tax expense (benefit)	843	(2,979)	(2,372)

Increase (decrease) in income tax expense resulting from:

Tax benefits arising from “Approved and Beneficiating
Enterprises” and preferential tax rate in China	(317)	(389)	(455)

Tax benefits resulting from tax loss carryforwards
and deductible temporary differences for which deferred
tax benefits were not recognized in previous years	(190)	-	(181)

Change in valuation allowance from tax losses and
deductible temporary differences for which deferred tax
benefits are not recorded in the current year	1,087	2,915	4,523

Permanent differences and nondeductible expenses,
including differences between Israeli currency and
dollar-adjusted financial statements-net	(760)	347	(517)

Nondeductible stock-based compensation	44	24	73

Other *	(150)	468	(301)

Actual income tax expense	557	386	770

Per share effect of the tax benefits arising from
“Approved and Beneficiating Enterprises” and
preferential tax rate in China:

Basic	$0.01	$0.01	$0.02

Diluted	$0.01	$0.01	$0.02

* Mainly due to foreign tax rate differential.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

F.	Income taxes included in the balance sheets

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31
	2010	2009
	U.S. Dollars
Current:
Allowance for doubtful accounts	348	243
Accrued warranty	63	14
Unearned revenue	5	62
Accrued expenses	158	70
NOL and other temporary differences *	784	-

Total gross current deferred tax assets	1,358	389
Valuation allowance	(1,304)	(321)

Current deferred tax asset, net of valuation allowance	54	68

Long-term:
Net operating losses (NOL) carryforwards	10,621	9,693
Severance pay	10	6
Fixed assets	(63)	(26)
Other Assets	(318)	(353)
Other temporary differences *	145	63

Total gross long-term deferred tax assets	10,395	9,383
Valuation allowance	(10,243)	(9,285)

Long-term deferred tax asset, net of valuation allowance	152	98

Net deferred tax assets	206	166

* Other temporary differences mainly relate to research and development expenses

Under FASB ASC Subtopic 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the future realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established to reduce the deferred tax assets to their estimated realizable value. The net change in the total valuation allowance was an increase of $1,941, $3,257 and $1,719 for the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010, Camtek has not provided for income taxes on the undistributed earnings of approximately $5,891 of one of its major foreign subsidiaries since these earnings are intended to be indefinitely reinvested.  A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings.  It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

As of December 31, 2010, the Company and its subsidiaries in Israel have regular NOL carryforwards aggregating approximately $47,639 that do not expire.

As of December 31, 2010, the major foreign subsidiaries have NOL carryforwards aggregating approximately $6,664, of which approximately $4,939 will expire from 2011 to 2028 and approximately $1,725 can be carried forward indefinitely.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

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

I.
On September 17, 2009 Income Tax Regulations (Determination of Interest Rate with respect to Section 3(j)) (Amendment) – 2010 were published following which there was an extensive change in Income Tax Regulations (Determination of Interest Rate with respect to Section 3(j)) – 1986. The Amendment applies to loans granted as from October 1, 2009, and also includes transitional provisions regarding loans granted before the effective date of the Amendment.

As from October 1, 2009 the annual interest rate for purposes of Section 3(j) of the Ordinance, with respect to in scope taxpayers granting a loan in NIS is 3.3% (unlinked). This interest rate is effective for the period from October 1, 2009 to December 31, 2009. As from January 1, 2010 the annual interest rate for purposes of Section 3(j) of the Ordinance is 3% (unlinked). This rate may change in the 2011 tax year based on the overall average cost of unlinked credit granted to the public by the banks, and issuance in the Official Gazette of an updated interest rate for purposes of Section 3(j) of the Ordinance by the Minister of Finance.

Conversely, when the loan is in foreign currency (as defined in the regulations) the interest rate with respect to Section 3(j) is according to the rate of change in the exchange rate of the relevant foreign currency plus 3%.

In addition, a special provision was included with respect to determination of the interest rate on a loan in NIS or in foreign currency that was granted in the 14 days before or after a loan with the same terms was received from a non-related party.

J.	Accounting for uncertainty in income taxes

FASB ASC Subtopic 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This subtopic prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FASB ASC Subtopic 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FASB ASC Subtopic 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

J.	Accounting for uncertainty in income taxes (cont’d)

For the years ended December 31, 2010, 2009 and 2008, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2010, 2009 and 2008, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its subsidiaries in Israel file their income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, United States of America and China. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning in 2008, in addition, the Israeli tax returns of SELA are open to examination by the Israeli Tax Authorities for the tax years beginning in 2007. While the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1997 in Belgium, 2002 in Hong Kong and 2005 in the United States of America.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 24 - Balances and Transactions with Related Parties

A.	Balances with related parties:

	December 31,	December 31,
	2010	2009
	U.S. Dollars
Accounts receivable	17	443
Due from affiliates	384	344

B.	Transactions with related parties:

	Year Ended December 31,
	2010		2009		2008
	U.S. Dollars
Purchases from Parent and affiliates	1,955		684		1,804
Interest income (expense) from Parent	-	*	-	*	(34)
Sales to Parent and affiliates	83		843		467

*  Less than $1 thousand

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

Employment Agreements with the Active Chairman and the EVP

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

The Active Chairman of the Board of Directors serves as the Chairman of Parent, and the EVP as a director of Parent.

The Active Chairman and EVP do not receive any additional compensation for their service as the Company’s directors.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 25 - Fair Value Measurements

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company measures its foreign currency derivative contracts and its long term liabilities with respect to contingent consideration at fair value. The Company’s foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The long-term liabilities arising from contingent consideration are classified within Level 3 because they are valued using significant inputs that are unobservable in the market such as the Company’s weighted average cost of capital.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and December 31, 2009, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars
Assets
Foreign currency derivative contracts	285	-	285	-
Total Assets	285	-	285	-

Liabilities
Contingent consideration	6,246	-	-	6,246

Total Liabilities	6,246	-	-	6,246

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars
Assets
Foreign currency derivative contracts	8	-	8	-
Total Assets	8	-	8	-

Liabilities
Contingent consideration	5,880	-	-	5,880

Total Liabilities	5,880	-	-	5,880

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no significant transfers into or out of level 1, level 2, or level 3 for the year ended December 31, 2010.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 25 - Fair Value Measurements (cont’d)

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) liabilities for the year ended December 31, 2010 and 2009:

Level 3 U.S. Dollars
Contingent consideration
December 31, 2009	5,880
Settlement of liabilities	(263)
Fair value adjustments included in statement of operations	629

December 31, 2010	6,246

Level 3 U.S. Dollars
Contingent consideration
December 31, 2008	-
Assumption of liabilities	5,569
Fair value adjustments included in statement of operations	311

December 31, 2009	5,880

The adjustments to fair value of the contingent consideration are recorded in the finance expense (net) in the statement of operations.

The fair value of the contingent payment for Printar as of December 31, 2010, was based on the $2,500 transaction price, discounted from the estimated payment dates to the valuation date using the weighted average cost of capital of 20%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales. (See also Note 3(A) ).

The fair value of the contingent consideration arrangement for SELA as of December 31, 2010, was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 20%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales. (See also Note 3(B) ).

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 26 - Subsequent Events

A.
In January 2011, the Company’s Board of Directors authorized an increase in the number of shares available under its share option plans by 600,000 shares to 1,598,800. Additionally, the Board authorized the grant of 410,000 share options to employees and 205,000 options to office holders. The options will vest over a four-year period, with 50% vesting after two years, and one-eighth of the remaining 50% vesting each quarter for a further eight quarters. The exercise price of the options is $3.76, which represents the closing price of the Company’s share on the NASDAQ exchange on the day preceding the date of the grant.

B.
In 2011 the Company consolidated its service and production operations in China into a single facility. The costs of re-organization, which mainly included the abandonment of leasehold improvements in the amount of $164, were recorded in selling, general and administrative expenses in 2010.

C.	As of the date of approval of these financial statements, the Company is undergoing negotiations with an Israeli banking institution regarding an additional credit line.

Item 19.	Exhibits.

Exhibit No.	Exhibit

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

8.1
Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 7, 2010).

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

CAMTEK LTD.

By:	/s/ Roy Porat
Name:	Roy Porat
Title:	Chief Executive Officer

Date:  April 6, 2011