Form 20-F
period 2011-12-31
CAMTEK LTD
filed 2012-04-09
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

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

Moshe Eisenberg, Telephone: (972) (4) 6048100, Facsimile: (972) (4) 6048300, E-mail: moshee@camtek.co.il
Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel

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

29,717,964 Ordinary Shares, par value NIS 0.01 per share.

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

A.           Selected Consolidated Financial Data.

We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2011, 2010 and 2009, and "Selected Balance Sheet Data" as of December 31, 2011 and 2010 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2008 and 2007 and "Selected Balance Sheet Data" as of December 31, 2009, 2008 and 2007 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	88,404	70,235	39,196	62,135	59,654
Service fees	18,624	17,545	14,325	13,328	11,315
Total revenues	107,028	87,780	53,521	75,463	70,969
Cost of revenues:
Cost of products sold	48,039	38,464	25,069	37,073	32,769
Cost of services	11,549	10,897	10,970	10,542	9,171

Total cost of revenues	59,588	49,361	36,039	47,615	41,940
Gross profit	47,440	38,419	17,482	27,848	29,029

Research and development costs	14,077	12,906	10,319	12,801	12,111
Selling, general and administrative expenses	24,341	20,662	17,667	24,834	24,119
Total operating expenses	38,418	33,568	27,986	37,635	36,230
Operating income (loss)	9,022	4,851	(10,504)	(9,787)	(7,201)
Financial (expenses) income, net	(2,900)	(1,478)	(952)	1,000	(128)

Income (loss) before income taxes	6,122	3,373	(11,456)	(8,787)	(7,329)
Income taxes	(744)	(557)	(386)	(770)	(362)

Net income (loss)	5,378	2,816	(11,842)	(9,557)	(7,691)

Earnings (loss) per ordinary share:
Basic	0.18	0.10	(0.40)	(0.32)	(0.25)
Diluted	0.18	0.09	(0.40)	(0.32)	(0.25)

Weighted average number of ordinary shares outstanding:
Basic	29,557	29,259	29,218	29,916	30,145
Diluted	30,009	30,360	29,218	29,916	30,145

	Year Ended December 31,
	2011	2010	2009	2008	2009
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	22,185	9,577	15,802	15,949	$18,601
Short-term deposits	4,100	-	-	-	-
Restricted deposit	-	5,182	-	-	-
Total assets	104,757	96,271	79,415	84,735	98,465
Bank credit	6,792	2,600	-	-	-
Convertible loan	-	-	1,666	3,333	5,000
Total liabilities	44,824	42,279	28,394	22,020	25,559
Additional paid in capital	61,014	60,452	60,279	60,281	60,010
Shareholders’ equity	59,933	53,992	51,021	62,715	72,906
Ordinary issued and outstanding shares	29,717,964	29,277,983	29,235,743	29,135,108	30,133,715

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

Risk Factors Related to Our Business and Our Markets

The markets we target are highly cyclical and we cannot predict the cycles in these markets. Also, these markets are negatively affected by periods of economic downturns.

The semiconductor industry as well as the printed circuit board (“PCB”) and the integrated circuit substrate (“IC substrate”) industries are characterized by cyclicality. During the second half of 2008 and the first half of 2009 our markets experienced a significant downturn, as a result of the severe global economic recession and industry overcapacity. During the second half of 2009, through 2010 and until the end of the third quarter of 2011, we experienced continued growth due to the increased capacity and demand in the markets in which we operate. However, as of the fourth quarter of 2011, the pace of business was slower and the current global macro-economic concerns are weighing on customers' spending patterns. We anticipate that the macro economic atmosphere and trends in our markets will continue to be reflected in our results.

The cyclical variations in our industries are very difficult to predict. In the event of a reduction in demand during cyclical downturns, as we have experienced in the past and are likely to experience in the future, we may have only a limited ability to reduce expenses without harming our ability to rapidly grow when our markets recover and demand increases again. For example, in order to maintain such ability, we are required to incur significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during downturns or capacity adjustments affecting the markets we serve.

The markets we serve are highly competitive. There are dominant market participants in each of the markets we operate in with greater resources, all of which may make it difficult for us to maintain profitability and negatively affect our cash flow.

Competition in the markets we serve is intense. During market downturns competition is intensified due to the reduced demand for the type of products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as more favorable payment terms to our customers and a corresponding decline in cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected. If we have to implement more favorable payment terms to our customers, our cash flow may be adversely affected.

 In the back end and front end markets of the semiconductor industry, our principal competitor and the dominant market participant for automated optical inspection, or AOI, systems is Rudolph Technologies Inc., with additional competitors including KLA-Tencor Corporation, Topcon Corporation, Toray Industries, Inc., Nidec Tosok Corporation and Hitachi Ltd. Sample preparation competitors include FEI Company, SII Nanotechnology Japan, Hitachi Ltd. and Carl Zeiss, Inc.

In the PCB and IC substrate industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., Shirai Electronics Industrial Co. Ltd. ATI Electronics Pty Ltd. and local AOI vendors in China and Taiwan. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases.

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

We have incurred major losses in past years and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems.

In 2011 we recorded net income of $5.4 million, after recording net income of $2.8 million in 2010. Despite having had net income in 2011 and 2010, we incurred net losses of $11.8 million, $9.6 million and $7.7 million in 2009, 2008 and 2007, respectively. We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

In 2011 our operations provided $9.8 million in cash. In 2010 we used $0.04 million in cash. On December 31, 2011, we had cash and cash equivalents of $22.2 million, in addition to which we had $4.1 million in short-term deposits. We may use cash in our operations during 2012 for working capital and investment activities and may continue to incur significant additional legal expenses and other costs associated with certain patent infringement actions. See below “Our products may infringe on the intellectual property rights of others, which could result in claims against us”.

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

Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

•	customer budget cycles and installation schedules;

•	the size, timing and shipment of substantial orders;

•	lack of visibility / low levels of backlog from the preceding quarter;

•              product mixes;

•	product introductions and the penetration period of new products;

•              timing of evaluation and qualification of our products by new customers;

•	temporary shifts in industry capacity;

•	pricing of our products;

•	timing of new product upgrades or enhancements;

•	interest and exchange rates;

•	possible impairment of goodwill and other assets;

•	possible use of additional distributors and/or agents which may subsequently affect the extent of commission expenses; and

•	legal expenses and the impact of legal actions.

We are currently in the process of introducing to the Semiconductor and PCB markets three new product lines. Failure to succeed in this process will negatively affect our ability to grow and our results of operations.

Currently we invest substantial resources in introducing three new product lines; Our AOI system (the “Gannet”) and sample preparation systems to the wafer processing (“front end”) market of the semiconductor industry and our digital material deposition system (DMD) designed for the PCB industry. If the markets for these new systems do not accept our products, do not develop at the rate we expect, or if our customers adopt other products or use alternative technologies, our future growth and our results of operations will be adversely affected.

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and inventory.  Excess inventory can lead to material inventory write-offs.

Our sales process to new and existing customers involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial penetration period for new products, currently the Xact and Phoenix  (see Item 4.B – Business Overview – Product Lines), and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features.  Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, cash flow and results of operations.

The long sales process may cause an increase in inventory levels and a risk for inventory write downs and write-offs; for more details regarding recent inventory write downs and write-offs see Item 5.A – Operating Results – Critical Accounting Policies – Valuation of Inventory.

Moreover, our customers often require that we deliver our products with short lead times. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. In order to compensate for unexpected delays, we have had to predict our needs further into the future. Our predictions may not correspond to our actual future needs, which might subsequently cause an increase of inventory, which can lead to material inventory write-offs.

We operate an international sales and manufacturing organization. A substantial majority of our sales has been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks that could impede our plans for expansion and growth.

The majority of our sales are in the Asia Pacific region. In 2011, our sales in the Asia Pacific region accounted for approximately 80% of our total revenues, of which approximately 32% of our total revenues were from sales in China and Hong Kong, 22% from sales in Korea and 15% from sales in Taiwan. In addition, parts of the manufacturing and assembly of our AOI systems for the PCB industry are made in our manufacturing facility in Suzhou, China. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability, intensified by the earthquake and tsunami events that occurred in March 2011. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

Our products may infringe on the intellectual property rights of others, which could result in claims against us.

Third parties have asserted claims, and may assert additional claims in the future, that we have violated their patents or that we have infringed upon their intellectual property rights. Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management’s attention from our business. Successful claims against us could limit our ability to sell products in certain jurisdictions; see in Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" below.

Without derogating from the generality of the above, we cannot guarantee that we will ultimately prevail against August Technology Corporation (today Rudolph Technologies Inc.), patent infringement claims. If Rudolph were to succeed with one or both of these infringement actions, it could have a negative impact on our business by impairing our ability to sell some of our AOI systems in the United States and could result in monetary damages being assessed against us which will affect our profitability and liquidity. Rudolph’s actions have already subjected, and may continue to subject, us to significant legal and other defense costs, which would impact our cash resources and profitability.  In the event that we do not prevail against these claims, we may also be liable for court costs and attorney’s fees incurred by the claimants in these litigations (see Item 8.A –"Consolidated Statements and Other Financial Information"- "Legal Proceedings"- "Litigation with August Technology and Rudolph Technologies").

Technology in the markets in which we operate is rapidly evolving, and we may not be able to keep pace with these changes or with emerging industry standards and may incur substantial costs as a result thereof. This could result in a loss of revenues or adversely affect our profits.

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

Our future success will depend on our ability to enhance our existing products and to develop and introduce new technologies for the PCB, IC substrate and silicon wafers markets. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to keep pace with technological changes, with products offered by our competitors or with emerging industry standards, our ability to attract new business and generate revenues may be damaged.

We seek to expand our activity into unsaturated markets adjacent to our existing served markets, such as the inspection of silicon wafers at various steps during their manufacturing process inside the wafer fabrication facility. Technological developments in production processes and in process control may reduce the growth we anticipate in demand for inspection systems. If this happens, we may not be able to cover our investments in penetrating these markets, or will have to increase our R&D and marketing expense to adapt our products to such changes. Adopting new technologies may also result in material inventory write-offs which will adversely affect our results of operations.

We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor.  If one or more of our third-party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. If some of our key suppliers encounter difficulties and financial problems or rapid increases in demands, they might be unable to supply us with the necessary components or subsystems and meet our requirements in a timely manner. An interruption in supply from these sources or an unexpected termination of the manufacture of key components or subsystems would disrupt production and adversely affect our ability to deliver products to our customers, and hence could have an adverse effect on our business, revenues and results of operation. Although we have taken and currently take precautions against these kinds of events, an unexpected termination or disruption of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products or a significant increase in inventory which could have an adverse effect on our revenues, cash flow and results of operation.

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

We differentiate our products and technologies from those of our competitors by using our proprietary software, our image processing algorithms, ink formulations, ion gun design and advanced image acquisition systems and the integration of our advanced hardware components. We rely on a combination of copyrights, trade secrets, patents, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property, including with respect to hardware and software components of our products, our digital ink formula and our adaptive ion milling (“AIM”) technology. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia Pacific region, that provide less protection to intellectual property than that provided under U.S. or Israeli laws.  In addition, we have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry, where the intellectual property laws may not be strictly enforced. Therefore, potential risk may be associated with the protection of our intellectual property which in turn may affect our competitive advantage.

Fluctuations in currency exchange rates may result in the prices of our products becoming less competitive or in additional expenses being recorded, and thus may have negative impact on our profitability.

Currency exchange rate fluctuations may affect the prices of our products. Our products' prices in most countries are denominated in dollars except for Europe and Japan and, as of 2011, part of our revenues from products in China. In those countries, if there is a significant devaluation in the local currency compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In addition, much of our service income is denominated in local currencies. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations.

We generate most of our revenues from products in U.S. dollars but incur a significant portion of our salary and operating expenses in NIS. As most of our revenues are denominated in dollars and as our financial results are reported in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. Therefore an increase in the NIS value relative to the dollar will increase our costs expressed in dollars, and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollars. In addition, as of 2011, part of our revenues from products in China is denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the Chinese Renminbi (CNY)/dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

We may face risks of interruptions in our production capabilities.

Our major manufacturing facility is located in Migdal Ha’Emek, in the northern part of Israel. Any event affecting this site, including a natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business (see also  “We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor” above and “Conducting business in Israel entails special risks” below).

We also have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry. Therefore, we may be influenced by changing events in China; for example, our manufacturing activity in China may suffer as a result of changes in China's geopolitical status or fluctuations in its economic stability. In addition, we may be exposed to sourcing risks, such as supply chain and business interruption issues. Any event affecting this site may disrupt our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

We have expanded and may attempt to further expand our activity in the markets in which we operate through merger and acquisition (M&A) activity. Such activity may result in operating difficulties, losses and other adverse consequences.

We plan to continue to grow our business, in part, through acquisitions. In 2009, we invested in the development of two new growth engines by acquiring the assets and certain liabilities of Printar Ltd. (“Printar”) and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. (“Sela”), both Israeli companies (see below in Item 4.B - Business Overview – "Our Business").  Our existing operations, as well as any future acquired businesses or assets, could involve numerous risks, including: post-merger integration difficulties; diversion of management's attention from our core business and operations; failure to estimate the acquired businesses’ future performance and failure to execute on such expectations; failure to launch new products to our existing or new markets; inaccurate evaluation of expected competition and/or the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations.

In addition, we cannot be certain that any future acquisition will be successful. If the operation of the business of any acquisition disrupts our operations, our business may suffer. Even if we successfully integrate the acquired businesses with our own, we may not receive the intended benefits of these acquisitions as a result of, for example, performances below expectations, changes in economic or market conditions and the entry of stronger competitors or new technologies.

In addition, principally as a result of acquisition activity, our future results of operations may be influenced by the possibility of impairment charges being incurred as a result of decline in value of goodwill and other intangible assets, an ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5 below - “Critical Accounting Policies“).

Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

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

Priortech beneficially holds approximately 60% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern, Itzhak Krell, David Kishon, heirs of Haim Langmas, Zehava Wineberg and Hanoch Feldstien ("Founding Members"), the Founding Members are parties to that certain voting agreement dated March 26, 1992, governing inter-alia joint voting at Priortech's general meeting of the shareholders and the right of first refusal among themselves. As of the date of this report the Founding Shareholders aggregately hold 39% of the voting power at Priotech's general meeting of the shareholders and as such may be deemed to control Priortech.

Our relationship with Priortech may give rise to conflicts of interest.

We purchase products from, or sell products to companies owned or controlled by Priortech Ltd., our principal shareholder, directly or indirectly, and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite Israeli law procedural requirements, including obtaining special shareholder approvals for interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these transactions and activities. In addition, Mr. Rafi Amit acts as the Active Chairman of the Board of Directors of the Company, on a 75% basis, as well as acting as Priortech’s Chairman of the Board of Directors and providing consulting and management services to Priortech on a 25% basis. Mr. Yotam Stern, our Executive Vice President, Business & Strategy, spends 40% of his time serving as the Chief Executive Officer of Priortech and other positions in the Priortech group (for more details regarding our senior management arrangements, see Item 6 B below - "Compensation – Employment Agreements").

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

Based on an analysis of our assets and income, we believe that in 2011 we were not a PFIC. We currently expect that we will not be a PFIC in 2012. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2012 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see in Item 10.E below “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company".

Our share price has been volatile in the past and may continue to fluctuate in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2011 through March 31, 2012, the closing price of our ordinary shares ranged from $1.68 to $4.65. Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	quarterly variations in our operating results;

•	market conditions relating to our customers’ industries;

•	operating results that vary from the expectations of securities analysts and investors;

•	adverse decisions in litigation matters;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	large block transactions in our ordinary shares;

•	an absence of an active trading market may limit our shareholders’ ability to sell our ordinary shares in short time periods;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, M&A transactions, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements of significant claims or proceedings against us and developments in such proceedings;

•	additions or departures of our key personnel; and

•	future sales of our ordinary shares.

Stock markets often experience extreme price and volume fluctuations.  Market fluctuations, as well as general economic conditions, such as a recession, interest rate or currency rate fluctuations, political events or hostilities in Israel, the surrounding region or worldwide could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We have also faced a class action complaint, as detailed in Item 8A – "Legal Proceedings".

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

Our principal offices, sole research and development facility and one of our manufacturing facilities are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a significant downturn in the economic or financial condition of Israel; and

•	a full or partial mobilization of the reserve forces of the Israeli army;

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In July 2006 there were extensive hostilities along Israel's northern border, with Lebanon, in proximity to where we are located, and in the winter of 2008-2009 Israel was engaged in an armed conflict in the Gaza Strip. None of the above had any material impact on our operations. Further, since the beginning of 2011 throughout the Middle East there has been political turmoil and outbreaks of violence, such as in neighboring Syria, some of which ended in a revolutionary change of governments, such as in neighboring Egypt and Libya The effects of the aforementioned political turmoil are yet to unfold but contribute to the general atmosphere of instability in the region. In addition, the threat of Iran becoming armed with nuclear weapons, with all that it entails, has gradually intensified in the last couple of months. Increased hostilities, current and future armed conflicts, further adverse developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade (the “OCS”), for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we had fully repaid our previously received grants from the OCS. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring outside of Israel rights in the technology developed with the grants and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay a further significant amount of royalties than the terms of the grants required, unless the amount of production outside Israel is less than 10% of the total production of those products from inception of their production until cessation thereof. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

A dispute has arisen between us and the OCS in Israel with respect to an amount of approximately $0.7 million regarding repayment of an increased amount of grants pertaining to certain of our supported products, the manufacturing and assembly of which has been moved to a foreign subsidiary.

Based on an opinion of our legal advisors, we believe that the demand of the OCS to pay an increased amount is unfounded and that the probability that we will be required to pay this amount is less than 50%. Accordingly, no provision has been recorded in our financial statements in respect of this matter.

Sela received government grants from the OCS for the financing of a significant portion of its product development expenditures in previous years. As of December 31, 2011 the amount of unpaid grants received, including interest accrued by Sela, amounted to $2.8 million. As part of the acquisition of Printar’s assets and certain liabilities, we assumed Printar’s liability to the OCS. In addition, in 2009 and 2010 we received additional grants with respect to the development programs of the digital material deposition systems in the amount of $0.6 million. As of December 31, 2011 the amount of unpaid grants received, including interest accrued by Camtek and the liabilities assumed from Printar but not the amounts accrued by Sela, amounted to $5.4 million.

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

Some provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us; see item 10.B-"Memorandum and Articles"-"Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law". In addition, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. For more information on the provisions of Israeli law in these contexts, please see sections “Share Capital” and “Israeli Taxation.”

Item 4.	Information on the Company.

A.           History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987. We operate under the Israeli Companies Law. In our first years of operation, we provided manual optical inspection equipment to address the needs of the PCB industry. In 1994, we introduced our first automated optical inspection, or AOI, system for the inspection of PCBs. In late 1998, we introduced our Orion system, which gained wide acceptance in the high-end PCB market and represented a breakthrough for us. Applying our core technologies, we developed our Pegasus system, which was introduced in the third quarter of 2002, for the inspection of integrated circuits (IC) substrates. See below in Item 4.C “Organizational Structure”.

In September 2001, we acquired a developer and producer of AOI systems for the semiconductor manufacturing and packaging industry ("MEP"). This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the back end market in the semiconductor industry in the fourth quarter of 2003. The first revenue recognition of the Falcon system was in the second quarter of 2004 and since then, Falcon sales have accounted for a significant portion of our total sales. Applying our core technologies, we developed the Gannet, our AOI system for the front end market in the semiconductors industry, which was introduced in 2009 and first sold in the fourth quarter of 2009.

In 2009 we entered into two new fields of activity: in June 2009 we acquired assets and certain liabilities of Printar, which was engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connection pads uncovered, currently under beta testing, and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry. Printar introduced its first Legend system eight years ago and maintains an installed base of more than 45 Legend systems. We are not manufacturing new Legend systems, but support the installed base and sell ink products used by Legend machines. Printar's technology could also be used in the future for various other applications in the field of electronic manufacturing. In 2009 we also completed the acquisition of Sela, which is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Sela has more than 320 systems installed worldwide. Many of these systems are located at leading semiconductor fabrication facilities. Sela developed the Xact, a TEM sample preparation tool using AIM technology. The first Xact system was sold in the first quarter of 2009, and sales of this system continued in 2010 and 2011. The second generation Xact200 was introduced in the fourth quarter of 2011.

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million.  In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 were sold to Priortech), in which we received net proceeds of $6.1 million. On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI), which  whole amount was repaid by August 2010. On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. This private placement also included warrants that, during a period of four years, were exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share, but all these warrants expired in April 2010.

We have been a public company since July 2000. In December 2005, we re-listed our ordinary shares on the Tel-Aviv Stock Exchange and became a dual listed company (see below in Item 9.A. "Offer and Listing Details"). Our headquarters are located in Israel, and we currently have operations in the Asia Pacific region, North America and Europe.

For discussion of capital expenditures, see Item 5- "Operating and Financial Review and Prospects– Liquidity and Capital Resources.”

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

B.           Business Overview.

Our Business

Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customers’ latest technologies in the semiconductor and PCB and IC substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek’s solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

We design, develop, manufacture and market products based on three core technologies: AOI; DMD; and AIM. AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in PCB and IC substrate industry and in the semiconductor industry. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. We have sold more than 2,500 AOI systems in 34 countries around the world. Our PCB customer base includes the majority of the largest 100 PCB manufacturers worldwide. Since the introduction of our Falcon line for the semiconductor industry, we have sold over 300 Falcon systems to more than 25 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDM) and wafer level packaging subcontractors, including 8 out of the top 10 semiconductors companies.

Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

Our global direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly-owned subsidiaries.

 Printar Ltd. was engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connecting pads uncovered (“SM”) and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry (“Legend”). Printar introduced its first Legend system eight years ago and maintains an installed base of more than 45 Legend systems.

Printar’s technology provides a high performance one-step, environment-friendly and relatively low-cost process, in comparison with traditional printing methods. The technology can also be applicable in the future to various other applications in the field of electronic manufacturing.

The SM technology is currently in beta testing. Once our SM digital printing system ("GreenJet") is launched, the acquisition of Printar's assets will enable us to offer to our customers in the PCB industry a broader range of products, while relying on existing operational, R&D and sales and marketing infrastructure.

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

Sela has over 320 systems in operation worldwide. Customers include major semiconductor fabrications, including top 20 companies, as well as leading research institutes. This, combined with Camtek's well-established infrastructure in manufacturing, sales, service, R&D and facilities, allows Camtek to increase its revenues, shorten time-to-market of Sela's products and further strengthen Camtek's presence in the semiconductor market.

Our Markets

We target the semiconductor industry and the PCB and IC substrate industry, all part of the electronic packaging industries and the electronics supply chain.

The Semiconductor Industry

The semiconductor manufacturing industry produces circuits (ICs) on silicon (or other semiconductor materials); each wafer contains numerous IC dice (“chips”). AOI is implemented at various stages along the manufacturing process: both at the front end manufacturing processes, such as lithography and CMP (chemical mechanical polishing) and the back end processes, such as bump, probe mark and post dicing.  The inspection process looks for defects such as cracks, foreign materials or mechanical damage, and also ensures dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs. In the failure analysis laboratories at the front end of the manufacturing process, samples are taken from failed products and reviewed with electronic microscopes. Sela’s products are used to prepare these samples for review.

At the back end stage of the process, our AOI systems verify that the dice are free of defects, and that the electronic probe tips used for functional testing of the finished dice on the wafer did not cause any critical damage to the terminal pads on the dice. AOI is essential at this stage to help ensure the reliability and service life of the electronic device after its assembly and packaging.

In the semiconductor packaging process, the finished wafers are diced, or separated, into individual ICs, which are then mounted onto substrates, interconnected and encapsulated to produce semiconductor packages. AOI equipment, together with electrical probe testing, determines which ICs and substrates are non-defective. AOI equipment is also used to inspect any defects that may have been caused to the ICs during electrical probe testing and the dicing of the wafer.

In 3D-IC packaging technology, the face of the IC is attached to the top of a substrate via an array of bumps, rather than being wire bonded. Wafers designed for 3D-IC assembly interconnect go through a process in which solder bumps ranging from 15 to 150 microns in height, or gold bumps about 15 microns tall, are plated or stenciled on pads on the face of the IC. The 3D-IC technology also provides for larger bumps/balls of up to 300 to 500 micron tall to be placed on the die while the entire wafer is coated with a thick layer of polymer - usually epoxy. After dicing, the individual die is actually a finished device, ready to be mounted directly on the PCB. AOI with 3-D measurement capabilities is used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the IC or the substrate during the packaging process, leading to device failure.

A relatively fast growing segment is “micro-electro mechanical systems” (MEMS), which utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices (DLP), sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure product performance and reliability. This testing may sum to a significant amount of the overall product cost. AOI is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

An additional small, but fast growing, segment is “light emitting diodes” (LED), which utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce LEDs. The LED manufacturing segment relies heavily on testing to ensure product performance and reliability. This testing may sum to a significant amount of the overall product cost.

At the front end stage of the process, our AOI system inspects front end stages of the semiconductor fabrication. In semiconductor device manufacturing, dozens of fine pattern layers are exposed onto a wafer (lithography). Those patterns are then inspected after each set of exposure and development to ensure the patterns are formed with the required design position and accuracy. In addition, inspection data can be used by customers to monitor and characterize the production processes.

Sela’s products are used to prepare samples for review in the front end, using AIM technology. The AIM technology brings numerous advantages to traditional FIB technology by reducing the sample thickness to below 20nm over a large area, with high precision and throughput and with superior image quality.  This complement of attributes is essential to meet the growing requirements for nano-scale material analysis, both in the semiconductor segment and in the wider field of advanced material development, including delivery of significantly reduced turnaround times and enhanced productivity. The continuous device shrinking trend and material complexity increases the TEM utilization and consequently increases the served available market for Sela’s Xact sample preparation solutions.

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

The trend towards compact, high-performance and highly reliable electronic products, such as mobile phones, notebook computers, digital cameras and personal digital assistants, drives the demand for increased complexity and miniaturization of PCBs. In response to this demand, PCB manufacturers are producing multi-layer PCBs with increasingly narrower and denser lines, as well as boards with higher layer counts. Multi-layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi-layer boards are continuing to evolve with new technologies. Currently, high-end PCBs (excluding substrates) use conductive lines and spaces of 50 to 120 µm (microns) (0.002 to 0.005 inch). The scan time required to inspect a given PCB surface increases substantially in relation to the reduction in line width.

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

Traditional legend printing on PCBs, as described above, includes screen-printing and photo imaging, while traditional SM application includes SM coating, in various methods, and photo imaging. Traditional SM applications involve high production costs, time-consuming procedures and several production steps.  Camtek's DMD - SM printing allows significant simplification of the SM process, which leads to faster cycle time and reduces operational costs.

The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drive the semiconductor industry to produce ICs requiring more input/output connections. These dies must fit into smaller packages. The IC substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the IC die, providing it mechanical and electrical connection to the PCB. These substrates feature conductive lines that are 10 to 50 µm (microns) in width. Although IC substrates are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

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

The complexity of IC substrates requires advanced inspection systems with high magnification power for detecting minuscule defects that hinder production yields. Optical inspection of IC substrates is implemented along the manufacturing process, where the substrates are still in panel form, similar to PCB, and at the end of the production process, where the substrates are cut to strips or packed in trays. Due to the high integration level of today’s electronic products, defective substrates that pass undetected, may render the entire product unusable. Or, if assembled in a mission-critical system, they may cause a catastrophic failure.

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

The inspected product is placed on a designated platform and is scanned under the optical assembly unit. The optical assembly unit then captures images of the product, while the electronic hardware unit processes the image using the analysis algorithms. Detected discrepancies are logged and reported as defects per the user preferences. The image of the defect is immediately available for verification by the system operator. Our systems can also compile and communicate statistical reports of inspection findings via the customer’s factory information system.

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

Semiconductor Industry

AOI Systems

Falcon

        Our Falcon systems are designed for the back end market of the semiconductor industry. The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional issues or control the integrity of the interconnect and performs various metrology tasks.

Condor

        The Condor is designed to meet the current and future inspection needs of the semiconductor industry. The Condor, through its state of the art algorithms and advanced hardware configuration, is designed to enhance the 2D and 3D detection abilities and increased throughput. The Condor includes 2D inspection and metrology abilities combined with 3D metrology capabilities such as bump, micro bump and TSV (through silicon via) measurements.

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

Condor 5LED

                Condor 5LED is a new AOI system designed to provide solutions to a variety of requirements that are unique to LED semiconductor manufacturers. The LED market’s special inspection requirements are characterized by 3-6 inch wafers, each of which may contain between 100 to over 200 thousand LED devices per wafer. Typically, the wafer is made of a translucent compound semiconductor such as gallium arsenide, gallium phosphide and/or indium phosphide. The customers’ defect specifications and unique inspection processes raise a significant challenge for AOI suppliers to solve. The new Condor 5LED incorporates all our experience in this space into a singular and focused designated solution, targeted at the LED market.

Gannet

        The Gannet system is our new system designed for the front end market of the semiconductor industry. In semiconductor device manufacturing dozens of fine pattern layers are exposed onto a wafer. Those patterns are then inspected after each set of exposure and development to ensure the patterns are formed with the required design accuracy. The Gannet’s advanced algorithms and inspection capabilities enable it to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several production processes. The first Gannet system was introduced and sold in the fourth quarter of 2009. In 2010 and 2011 we made sales to strategic customers and expect growth in the future.

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

Xact

The Xact performs cutting-edge TEM (Transmission Electron Microscope)/STEM (Scanning transmission electron microscopy) sample preparation in line with the semiconductor and nanotechnology roadmap requirements for next generation physical failure analysis and characterization. The Xact utilizes the new AIM technology, delivering excellent sample quality, significantly reduced turnaround times and enhanced productivity. AIM is superior to the traditional FIB technology; it can reduce lamella thickness below 20 nm over a large area with high precision, artifact-free quality and higher throughput. Xact introduces a twin-beam solution configured for more artifact-free sample clarity and precise end-point detection.

Xact200

The Xact200 is a second generation system utilizing Sela's AIM technology. The Xact200 improves on the first generation Xact by incorporating a high resolution field emission scanning electron microscope for locating site-specific features, and a multi-axis advanced manipulator with piezzo motor activation of each axis with nanometer resolution. The Xact200 performs TEM/STEM sample preparation in line with the semiconductor and nanotechnology roadmap requirements for next generation physical failure analysis and characterization. The Xact200 utilizes the same AIM technology as the first generation Xact, delivering improved sample quality and location, significantly reduced turnaround times and enhanced productivity.

PCB and IC Substrate Industry

AOI Systems

Our AOI products for this industry consist of five product lines: the Phoenix, Dragon and Orion for the inspection of inner and outer layers of PCB panels and ultra-fine-line IC substrate; large area masks (LAM) dedicated for inspection of artwork; and the Pegasus for final inspection (AFI) of IC substrates and high density interconnect (HDI) panels.

Phoenix

The Phoenix product family, introduced in November 2011,  is designed to support a broad range of the most demanding PCB and IC substrate applications, while keeping in pace with the dynamic technology changes in the industry. It enables customers to increase AOI room total yield and offers exceptional performance in all AOI aspects. The Phoenix product family is enhanced with Spark - Camtek's unique and powerful detection engine providing high detection capabilities, while minimizing false calls. Spark's open architecture software enables easy adaptation to new applications and technology, and supports critical dimensions detection.

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

Verification Systems

         Camtek offers various stand-alone verification systems that enable verification of panels after inspection. Camtek designed the verification stations to meet the operator’s comfort during work while delivering high image quality and productivity.

*              CVR-100 is designed for verification of panels after inspection on the Phoenix, Dragon, or Orion AOI;

*              PVS-200 is designed for the verification of IC Substrates (strips or units) and HD panels after they were inspected by the Pegasus.

Pegasus

The Pegasus line includes systems for automated inspection of finished IC substrates that are subsequently used in packaging of BGA and Chip Scale Package (CSP) devices. The Pegasus inspects both sides of the substrate, detecting process and mechanical defects, in particular in the gold-plated areas, where the substrate will interconnect with the silicon die or the PCB, and in the solder-mask areas. Pegasus models handle substrates in strip format in magazines. In December 2006 we introduced the Pegasus 200S, an enhanced product for inspecting IC substrates in strip format.

In 2009 Camtek signed a memorandum of understanding (MOU) with a competitor, Utechzone, according to which Camtek markets and sells Utechzone's systems for the IC substrate industry. Camtek recorded its first sale under the MOU in the first quarter of 2010. As a result, the Company discontinued the the Pegasus product lines, but continues to sell it for as long as they exist in its inventory. Camtek also continues to service and support Pegasus systems sold in accordance with the provisions stipulated under the MOU.

DMD systems

GREENJET

GreenJet is a SM digital printing system aimed to replace the conventional SM application lines for prototypes and high mix low volume production. The GreenJet system offers manufacturers flexible and high-performance digital SM printing technology solution, accompanied by a wide range of cost effective, and technological benefits.

The GreenJet incorporates state of the art printing technology, using a specially developed hybrid ink which was tailored to the tough requirements of the PCB industry. The system is currently under beta testing in customers' sites and has been released for evaluation to selected customers.

LGP

Designed to meet a variety of PCB industry challenges, from mass production and prototypes to limited PCB runs, the LGP system offers manufacturers flexible and high-performance digital legend printing technology solution, accompanied by a wide range of cost-effective benefits.

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

Customers

Our customer base includes the majority of the largest 100 PCB manufacturers worldwide and 25 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDM) and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located in 34 countries throughout Asia, Europe and North America. In 2009, 2010 and 2011, no individual customer accounted for more than 10% of our total revenues. In the IC substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our IC substrate customers are located predominantly in Taiwan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices. In the front end market of the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the device manufacturing processes.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars (In thousands)
China and Hong Kong	34,113	33,614	19,512
Korea	23,233	16,621	8,391
Other Asia	7,487	11,089	9,403
United States	11,699	10,075	5,531
Taiwan	16,458	7,862	4,763
Western Europe	6,956	4,033	3,335
Japan	4,618	3,270	1,984
Rest of the world	2,464	1,216	602

Total	107,028	87,780	53,521

The following table shows our revenues classified by our sales to both industries and our sales from services for each of the last three years:

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars (In thousands)
PCB and IC substrates (1)	30,708	26,378	19,988
MEP (2)	57,696	43,857	19,208
Service Fees	18,624	17,545	14,325

Total Revenues	107,028	87,780	53,521

(1)           Includes sales of Printar’s products

(2)           Includes sales of Sela’s products

Sales, Marketing and Customer Support

We have established a global distribution and support network throughout the territories in which we sell, install and support our products, including the Asia Pacific region, North America and Europe. We believe that this is an essential factor in our customers’ decision to purchase our products. We primarily utilize our own employees to provide these customer support services. We may expand our network into additional territories as market conditions warrant.

In the last two years, we signed several distribution rights agreements with different Japanese, European and Moroccan companies, under which these companies sell, install and support our products in Japan, Europe and Morocco, respectively.

As of December 31, 2011, 47 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region in the last couple of years, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

Our marketing efforts include participation in various trade shows and conventions, publications and trade press, product demonstrations performed at our facilities and regular contact with customers by sales personnel. We generally provide a 12-month warranty to our customers. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period. Under our service and maintenance contracts, we provide prompt on-site customer support.

We take various measures to secure customers’ payment on a case by case basis in the following ways: letters of credit, bank notes, credit checking and credit insurance. In 2006, we purchased a credit insurance policy from the ICIC – the Israeli Credit Insurance Policy Company, in order to minimize the risk contemplated in transactions with customers which are located overseas and which are granted with certain amount of credit. The policy covers, among other risks, political and financial risks of such customers. During 2011 most of the requests for coverage were accepted.

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to twelve weeks. We utilize subcontractors for the production of subsystems. Since the beginning of 2010 our Falcon and Condor systems are manufactured by a single subcontractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months of inventory of critical components used in the manufacture and assembly of our products. During times of rapid increase in demands in the PCB and semiconductor industries, the delivery time of suppliers in these industries is extended.  However, to date, we have been able to obtain sufficient units of these components to meet our needs in a timely fashion.

We have two manufacturing facilities: one in Migdal Ha’Emek, Israel, and another one in Suzhou, China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry.

 Competition

The markets in which we operate are highly competitive. In the semiconductor industry, our primary competitor is Rudolph Technologies Inc., with additional competitors including KLA-Tencor Corporation and several Japanese competitors whom we face mostly in Japan – Topcon Corporation, Toray Industries, Inc., Hitachi Ltd. and Nidec Tosok Corporation. Sample preparation competitors are FEI Company, Hitachi Ltd., SII Nanotechnology Japan, and Carl Zeiss, Inc. In the PCB and IC Substrate industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., ATI Electronics Pty Ltd., Shirai Electronics Industrial Co. Ltd., local AOI vendors in China and Taiwan. DMD competitors include Orbotech Ltd, First EIE SA and MicroCraft K.K.

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

●	Fast response to evolving customer needs;

●	Ability to maintain competitive pricing;

●	Product compatibility with customer automation environment; and

●	Strong pre and post sale support (applications, service and training) deployed in immediate proximity to customer sites.

We believe that we compete effectively on all of these factors.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2011	2010	2009
	(in thousands)
Building and leasehold improvements	811	1,193	78
Machinery and equipment*	215	41	36
Office furniture and equipment	140	311	158
Automobiles	-	-	26

Total	$1,166	$1,545	$298

* including transfer of inventory to fixed assets in the sum of $347 and $(141) in 2011 and 2010, respectively.

Material Effects of Governmental Regulations

        The following EU directives, which represent the European standard required in order to sell in Europe, apply: Machinery Directive 2006/42/EC and EMC 2004/108/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor manufacturing and packaging industry and production equipment producers, apply: SEMI S-2 (safety requirements for sale of equipment in the semiconductor manufacturing and packaging industry) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor manufacturing and packaging industry). We comply with the above-mentioned governmental regulations during the systems' design process, which is conducted in accordance with the Company's quality assurance manual ISO9001:2008. In addition, all types modules of systems are tested by independent laboratories who certify their compliance with these governmental regulations and have required  accreditation.

C.           Organizational Structure

Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of IC substrates. Based on sales, PCB Technologies Ltd., a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds approximately 60% of our outstanding ordinary shares. Our revenues from sales to affiliated and subsidiaries of Priortech, totaled $2,397,000, $83,000 and $843,000 in 2011, 2010 and 2009, respectively. The increase in 2011 is primarily due to increased sales to a Priortech affiliate in China. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

 The following table shows the Company's significant subsidiaries, all of which are wholly owned by us (except for Camtek HK  Ltd., in which Priortech Ltd., our controlling shareholder, holds one share, or less than one percent), together with each subsidiary's jurisdiction of incorporation, as of the date of this report. For a complete list of subsidiaries, see Exhibit 8.1.

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

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 28,000 square feet.

Aggregate office rent expenses in 2011 amounted to approximately $1 million.

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

We design, develop, manufacture and market automated optical inspection, or AOI, systems and related products. Our AOI systems are used to enhance both production processes and yields for manufacturers in the semiconductor manufacturing and packaging industry and PCB and IC Substrate industry.

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

We sell our systems internationally. The majority of sales of our systems in 2011 were to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan. This fact is due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in the region.

In 2011, our sales to customers in the Asia Pacific region accounted for approximately 80% of our total revenues, including approximately 32% of our total revenues from sales in China and Hong Kong, 22% in Korea and 15% in Taiwan. We expect this trend of the major portion of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in "Longer sales process for new products may increase our costs and delay time to market of our products both of which may negatively impact our inventory and results of operations” under “Risk Factors” above and “Valuation of Inventory” under “Critical Accounting Policies” below). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

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

Revenue Recognition.  The Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable and collectability is reasonably assured. In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery assuming all other criteria for revenue recognition are met.

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

We routinely evaluate our products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, we concluded that none of our products have such embedded software. In 2010, we elected to adopt early recently issued ASU 2009-14, “Software (Topic 985)”, which amends ASC Subtopic 985-605 to exclude from its scope tangible products which contain both software and nonsoftware components that function together to deliver a tangible product’s essential functionality. The adoption of ASU 2009-14 did not have a material effect on our financial position, results of operations or cash flows.

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

Valuation of Inventory.  Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider forecasted future sales or service/maintenance of related products and the quantity of inventory at the balance sheet date, assessed against each inventory items past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the years 2011, 2010 and 2009 we wrote-off inventory in the amount of $1 million, $0.2 million and $4.2 million, respectively. The write off amounts are included in the line item “Cost of products sold", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of $1 million in 2011 related to (i) $0.5 million due to a strategic decision by the Company to discontinue certain old products; (ii) $0.5 million due to slow moving inventory and items deemed obsolete;  the write off $4.2 million in 2009 related to (i) $2.6 million due to a strategic decision by the Company to discontinue certain old products; (ii) $0.6 million resulting from a write down of software purchased from a former single source supplier which was partially expected to be replaced upon completion of internally developed software; and (iii) $1.0 million of slow moving inventory and items deemed obsolete.  Inventory that is not expected to be converted or consumed in 2012 is classified as non-current. As of December 31, 2011, a $1.95 million portion of our inventory was in excess of our estimated requirements for 2012, based on our best estimates and the recent level of sales. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Business Acquisitions. On January 1, 2009, we adopted revised principles of ASC Topic 805, Business Combinations, related to business combinations and non-controlling interests. The revised principle on business combinations applies to all transactions or other events in which an entity obtains control over one or more businesses. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This revision also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, and requires direct acquisition costs to be expensed. In addition, it provides certain changes to income tax accounting for business combinations which apply to both new and previously existing business combinations. The long-term liabilities arising from the business acquisitions are revalued at each balance sheet date with the revaluation difference being recorded to finance income, net line item in the consolidated statements of operations. In April 2009, additional guidance was issued which revised certain business combination guidance related to accounting for contingent liabilities assumed in a business combination. We have adopted this guidance in conjunction with the adoption of the revised principles related to business combinations. We applied the revised principles to the acquisitions of Printar and Sela (See also in "We have expanded and may attempt to further expand our activity in the markets in which we operate through merger and acquisition (M&A) activity. Such activity may result in operating difficulties, losses and other adverse consequences” under “Risk Factors” above).

On June 15, 2009, the Company completed the final aspects of acquisition of all of Printar’s assets, knowledge, technology and IP rights and liabilities to the OCS, pursuant to an agreement entered into in October 2008. The transaction is considered a business combination under ASC Topic 805. For further information see Note 3A - Acquisition of Businesses in the financial statements

In September 2009, the Company signed an agreement to acquire the entire share capital of Sela. The transaction was completed in November 2009. The operations of SELA have been included in the consolidated financial statements of the Company from October 1, 2009, According to the agreement from September 2009, we agreed to manage and finance the operations of Sela until the completion of the transaction. The service income and operating expenses included in the results of Sela’s operations for this period were immaterial. As such, there was no effective difference between recording the financed transactions in our books and full consolidation of Sela’s results of operations. Similarly, Sela’s results of operations in the period from the signing of the agreement to October 1, 2009 were immaterial. For further information see Note 3B - Acquisition of Businesses in the financial statements.

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

Goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets). We have set our annual impairment testing date at December 31. The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

           We allocate goodwill to reporting units based on the reporting unit’s expected benefit from the acquisition. We evaluate our reporting units on an annual basis and, if required, reassign goodwill using a relative fair value allocation approach. No impairment charge was recognized in 2011 or 2010.

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity. A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event if the probability is evaluated to be probable, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel, adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity. As of December 31, 2011, we did not record contingent liability with respect to any of our legal disputes, other than our ongoing legal dispute with Fish & Richardson P.C. (see Item 8.A, “Legal Proceedings”-"Litigation by Fish & Richardson P.C." and also “Our products may infringe on the intellectual property rights of others, which could result in claims against us” under “Risk Factors”), since we believe it is more than 50% likely that our legal disputes will end in our favor.

Valuation of Long- Lived Assets. We apply ASC Subtopic 360-10, “Property, Plant and Equipment.  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepared future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2011. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Recently Issued and Adopted Accounting Standards

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A).  ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates is necessary. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.  The adoption of ASU 2010-28 in 2011 did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public entity presents comparative pro forma financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands disclosure requirements as to material pro forma adjustments. This ASU is effective as of the beginning of each reporting entity’s first annual reporting period that begins after December 15, 2010. The adoption of ASU 2010-29 did not have a material effect on the Company's consolidated financial statements.

New Standards and Interpretations - Not Yet Adopted

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013. The Company expects that the adoption of ASU 2011-11 will not have a material effect on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company will implement the provisions of ASU 2011-08 as of January 1, 2012. The Company expects that the adoption of ASU 2011-08 will not have a material effect on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply the ASU prospectively for annual and interim periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements

Results of Operations

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Revenues. Revenues in 2011 increased by 22% to $107 million from $87.8 million in the year ended December 31, 2010. In 2011, sales to the PCB and IC substrate and MEP industries increased by 16% and 32%, respectively, compared to previous year. Sales of all products increased by 26% to $88.4 million in the year ended December 31, 2011, from $70.2 million in the year ended December 31, 2010. The increase in sales to both PCB and MEP industries is attributed mainly to increased demand for our products as a result of the high capacity and increased unit demands driven by new electronic devices and technology evolving in these two industries and to the recovery from the recent global economic recession.  In addition, the increase in the revenues from the MEP industry was also a result of our continued growth of sales of sample preparation products and the new AOI system to the front end market of the MEP industry. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

Service fees increased by 6% to $18.6 million in the year ended December 31, 2011, from $17.6 million for the year ended December 31, 2010, primarily due to increased revenue from continuing service as our installed base increased.

        Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased by $9 million to $47.4 million in 2011 from $38.4 million in 2010, representing an increase of 23.5%. Our gross margin increased to 44.3% in 2011, compared to a gross margin of 43.8% in 2010, primarily due to increased revenues as described above. In addition, in 2011 we reported an inventory write-off in the amount of $1 million compared with an inventory write-off in the amount of $0.16 million reported in 2010.  Our gross profit on product sales increased by $8.6 million to $40.4 million in 2011, compared to $31.8 million in 2010. Our gross profit on service revenue increased by $0.5 million in 2011 to $7.1 million, compared to $6.6 million in 2010, mainly due to an increase in service revenues accompanied with a smaller increase in direct expenses like service engineers, which is the main service expense component.

         Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2011 were $14.1 million compared to $12.9 million in 2010. Research and development expenses increased in 2011 by $1.2 million, primarily due to an increase in employee related  expenses, as well as an increase in engineering material costs and external services related to the Company’s future products to the MEP and PCB industries.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 17.8% to $24.3 million in 2011 from $20.7 million in 2010. Selling expenses have increased mainly due to the variable expenses associated with the increased revenues which resulted from the increase in demands for our products in the markets we operate, as described above, and due to increase in our salary expenses.

        Financial  Expenses, Net. We had net financial expenses of $2.9 million in 2011, as compared to net financial expenses of $1.5 million in 2010. These changes relate mainly to an expense recorded in 2011 of  $2.1 million  related to a revaluation of contingent consideration and certain future liabilities recorded with respect to business combination of Printar and Sela, compared to $1.4 million 2010. Foreign currency income (expense), net, resulting from transactions not denominated in U.S. Dollars, amounted to $308 thousands in 2011 compared to $(3) thousands in 2010.

        Provision for Income Taxes. Income tax expenses in 2011 were $0.7 million compared to $0.6 million in 2010, mainly due to increased revenues.

        Net Income. We realized net income of $5.4 million in 2011 compared to  $2.8 million in 2010, in light of the factors discussed above.

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

        Revenues. Revenues in 2010 increased by 64.1% to $87.8 million from $53.5 million in the year ended December 31, 2009. In 2010, sales to the PCB and IC substrate and MEP industries increased by 32% and 128%, respectively, compared to previous year. Sales of all products increased by 79.2% to $70.2 million in the year ended December 31, 2010, from $39.2 million in the year ended December 31, 2009. The increase in sales to the PCB and MEP industries is attributed mainly to increased demand for our products as a result of the high capacity and increased demands driven by new electronic devices and technology evolving in these two industries and the recovery from the recent global economic recession.  In addition the increase in the revenues from the MEP industry was also a result of initial sales by us of the sample preparation products and new AOI system to the front end market of the MEP industry.

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

        Financial  Expenses, Net. We had net financial expense of $1.5 million in 2010, as compared to net financial expense of $1.0 million in 2009. These changes relate mainly to an expense recorded in 2010 of $1.4 million related to a revaluation of contingent consideration and certain future liabilities recorded with respect to business combinations of the Company with Printar and Sela, compared to $0.6 million in 2009. Foreign currency income (expense), net, resulting from transactions not denominated in U.S. Dollars amounted to $(3) thousand and $(124) thousand in 2010 and 2009, respectively.

        Provision for Income Taxes. Income tax expenses increased to $0.6 million in 2010, compared to $0.4 million in 2009, mainly due to increased revenues.

        Net Income. We realized net income of $2.8 million in 2010 compared to net loss of $11.8 million in 2009, in light of the factors discussed above.

B.            Liquidity and Capital Resources

Our cash and cash equivalent balances totaled approximately $22.2 million at December 31, 2011, in addition to $4.1 million which was classified as short term deposits, and $9.6 million at December 31, 2010, in addition to $5.2 million which was classified as restricted deposits. Our cash is invested in bank deposits. The bank deposits are spread among several banks, primarily in Israel.

From our inception through December 31, 2011 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $14.5 million from a private placement to Israeli institutional investors.

Our working capital was approximately $46.6 million at December 31, 2011 and $32.3 million at December 31, 2010. The increase is mainly attributed to the increase in cash and cash equivalents.

In 2011 we have received from Bank Leumi L'Israel Ltd. ("Bank Leumi") a long term loan  in a sum of $1.2 million with a term of two years and interest at the rate of Libor + 3.8% per annum and $1.5 million short term loan with a term of one year and interest at the rate of Libor + 3.8% per annum (the “2011 Loans").  In 2010, we received from Bank Leumi a long-term loan of approximately $1.3 million with a term of three years and interest at the rate of Libor + 2.875% per annum , short-term loans in the amount of $1.4 million and factoring facilities of additional $1.3 million (the “2010 Loans”). As of December 31, 2011 the outstanding amount of the 2010 Loans was $0.76 million.

Further, in 2011 we signed an agreement with Bank Mizrahi Tefahot Ltd. ("Bank Mizrahi"), according to which Bank Mizrahi provided us with a long term loan of $2 million for a term of three years and interest at the rate of Libor + 4% per annum (this loan together with the 2011 Loans and the 2010 Loans, the “Bank Loan Agreements”) and $1.5 million short term loan with a term of nine months and interest at the rate of Libor + 3.7% per annum.

Our obligations to both Bank Leumi and Bank Mizrahi are secured pari passu by a lien on our facility in Israel and a fixed and floating charge on our assets.

In addition, in 2011 we signed a covenant agreement with Bank Mizrahi and revised our covenant agreement with Bank Leumi. We are currently required to comply with various ongoing financial covenants, including among others: minimum cash balances, EBITDA minimums, equity minimums, revenue minimums, bank debt to open receivables ratio, receivables together with cash to total credit line and guarantees ratio, and credit line and guarantees to the total balance ratio. The Company was in full compliance with the aforementioned financial covenants as of the December 31, 2011 and expects to continue to comply with these covenants in 2012.

On August 12, 2008, our Board of Directors authorized a share repurchase program, involving the repurchase from time to time of our ordinary shares, in a sum not to exceed a total aggregate price of $2 million. The timing and exact number of shares purchased will be at the Company's discretion. The buyback of shares may occur in open market, negotiated or block transactions. We do not intend to purchase any shares from our management team or other insiders. This share repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time. There were no purchases in 2011 and as of the date of this Annual Report, there is no current intention to buy shares. As of December 31, 2011, $1.1 million remains of the $2 million authorized for the share repurchase program.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements through 2012. If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in "We had a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems" under "Risk Factors" above).

Cash flow from operating activities

For the year ended December 31, 2011, we had positive cash flow from operations of $9.8 million, primarily due to net income of $5.4 million adjusted to exclude the effect of non-cash charges as depreciation and amortization in the amount of $2.4 million and revaluation of liabilities related to the Sela and Printar acquisitions in the amount of $2 million. For the year ended December 31, 2010, we had negative cash flow from operations of $39 thousand, primarily due to the increase in accounts payable and other current liabilities, partially offset by the increase in accounts receivable and inventory. For the year ended December 31, 2009, we had positive cash flow from operations of $3.6 million, primarily due to a decrease in inventories, partially offset by our losses.

Cash flow from investing activities

Cash flow used in investing activities in 2011 was $0.4 million, primarily due to short term deposit of $4.1 million and capital expenditures of $1.1 million offset by a restricted deposit of $5.2 million, which was released in 2011. Cash flow used in investing activities in 2010 was $7.1 million, due to the restricted deposit of $5.2 million and capital expenditures of $1.9 million.

Our capital expenditures in 2011 were used primarily for the purpose of maintaining our facilities in Israel and China and in 2010 primarily for the purpose of relocating our manufacturing facilities in China and maintaining our facilities in Israel.

Cash flow from financing activities

Cash flow provided by financing activities in 2011 was $3.4 million, mainly due to receipt of $4.8 million in loans from banks, offset  by repayments to the OCS in a sum of $0.6 million, as well as earn-out payments for Sela in a sum of $0.4 million and repayment of loans from banks in a sum of $0.6 million.

Cash flow provided by financing activities in 2010 was $0.7 million, mainly due to the receipt of $2.7 million in loans from banks and grants from the OCS of $0.2 million offset by the repayment of the last portion of the long-term loan from FIMI, in a sum of $1.67 million, as well as earn-out payments for Sela of $0.2 million, repayments to the OCS of $0.2 million and repayment of loans from banks of $0.1 million.

Cash flow used in financing activities in 2009 was $3.3 million, due to the repayment of $2.0 million short-term loans from banks and $1.7 million repayment of the long-term loan from FIMI.

Effective Corporate Tax Rate

Camtek's production facility in Israel has been granted “Approved Enterprise” status under the Investment Law (as defined in Item 10 below). We participate in the Alternative Benefits Program and, accordingly, income from our Approved Enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the Approved Enterprise first generates taxable income due to the fact that we operate in Zone ”A” in Israel.

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

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011. For more information, see Item 10 – “Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Out of Camtek's retained earnings as of December 31, 2011 approximately $20.8 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $5.3 million are tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2011, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $ 1.25 million. These amounts will be recorded as an income tax expense in the period in which we declare the dividend.

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

China income tax - Our Chinese subsidiaries are subject to income tax based upon the amount of their taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China were entitled to: (i) zero tax for the first two years following the earlier of: the year it becomes profitable or 2008; and (ii) 50% tax reduction from the standard tax rate of 25%, for the following three years. In 2012 the tax holiday for CET will end and the tax rate will be 25%. The tax holiday for CIT will end in 2013 and in 2012 the tax rate will be 12.5% .

Inflation and Foreign Currency Fluctuation

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars. The prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries except in Europe, Japan and as of 2011 part of our revenues from products in China, are denominated in dollars. However, most of our service income is denominated in local currency. Due to the fact that our financial results are reported in dollars, in Europe, Japan or China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease and negatively affect our revenues and income. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As most of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, will increase our costs expressed in dollars and have an effect on our net income. In 2011 there was no significant impact to our costs expressed in dollars.  In addition, starting 2011, part of our revenues from products in China are denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. In order to secure part of the risk, we are engaged from time to time in hedging transactions.

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

Our product development efforts over the past couple of years have resulted in the introduction of several new AOI systems, including the Phoenix, Condor and Gannet and introduction of Xact & EM3 and GreenJet. Additionally, our R&D efforts resulted in improving our other products.

Our research and development efforts are primarily focused on:

•	completing the development and beta testing of our digital material deposition systems in the solder mask activity;

•	increasing the throughput of our AOI systems;

•	improving our defect detection capabilities;

•	reducing the number of false alarms while simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	providing unique technological solutions to our customers;

•	adding capabilities to expand our market segments; and

•	increasing resolution and enhancing imaging capabilities of our Xact - the SEM/STEM systems.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2011, we had 97 employees engaged in research and development, almost all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $14.1 million, $12.9 million and $10.3 million for the years ended December 31, 2011, 2010 and 2009, respectively, representing 13.2%, 14.7% and 19.3% of the total revenues for the years then ended.

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

We have 193 patents pending in Israel and worldwide and 22 US provisional applications.  In addition, we have 58 registered patents in the following countries: USA (15), Israel (11), Europe (8), Korea (6), Japan (3), Singapore (4), China (7) and Taiwan (4). These patents relate to our proprietary technology and know-how developed for products in the PCB and semiconductor industries. We also have 9 registered trademarks in Israel and 1 registered trademark in Japan.

D.            Trend Information

In the first three quarters of 2011 we continued to experience constant improvement in our revenues from both the PCB and IC substrate industry and the semiconductor manufacturing and packaging industry, as customers' demand for capacity and technology in those industries increased. However, as of the fourth quarter of 2011 and in the first quarter of 2012 we experience a slowdown in demand for our products, in both industries, as a result of the uncertainty in the global economy.

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

        As of December 31, 2011, minimum future rental payments under such non-cancelable operating leases were approximately $3.4 million.

F.            Contractual Obligations and Other Commercial Commitments.

        As of December 31, 2011, we had contractual obligations and commercial commitments of:

	Payment Due in
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contingent consideration in respect of business combinations	6,887	2,475	2,087	1,936	389
Purchase obligations (1)	13,256	13,256	-	-	-
OCS	5,112	485	1,563	1,159	1,905
Severance obligation	652	-	-	-	652
Other long-term obligations (2)	3,373	1,909	1,374	90	-
Bank Loan Agreements	6,792	4,700	2,092
Total	36,072	22,825	7,116	3,185	2,946

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.
(2)
In 2010, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2011, the minimum future rental payments (including future vehicle rental of our subsidiaries) were approximately $1,592.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2011, minimum future rental payments under these leases amounted to $1,745.

Item 6.	Directors, Senior Management and Key Employees.

A.            Directors and Senior Management.

The following table sets forth information with respect to our directors and executive officers as of the date of this Annual Report.  The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title
Rafi Amit	63	Active Chairman of the Board of Directors
Yotam Stern	59	Executive Vice President, Business & Strategy and director
Gabi Heller*	47	Director
Rafi Koriat*	65	Director
Eran Bendoly	47	Director
Roy Porat	45	Chief Executive Officer and President of Camtek USA Inc.
Moshe Eisenberg	45	Vice President - Chief Financial Officer
Ayelet Peled	47	Vice President – Human Resources
Gilad Golan	47	Vice President – Research and Development
Colin Smith	62	Vice President – Sela Manager
Moshe Grencel	58	Vice President - Operations
Michael Lev	58	Vice President - Intellectual Property
Aharon Sela	59	Vice President - Sales and President of Camtek Hong Kong
Amir Tzhori	44	Vice President - PCB Manager and President of Camtek China
Ran Kipper	50	Vice President – MEP Manager
*External directors (as such term is defined under Israeli Companies Law)

Rafi Amit is serving as our Active Chairman of the Board of Directors since August 2010. Mr. Amit has served as our Chief Executive Officer from January 1998 until August 2010 and has served as Chairman of the Board of Directors since from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served as an executive of the Company since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987 and as Chairman of the Board of Directors from May 2009 until August 2010. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Gabi Heller has served on our Board of Directors since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer (CFO) and internal controller. Currently Ms. Heller serves as CFO of The Trendlines Group Ltd., an investment company holding two technology incubators. From 1994 until 2010 Ms. Heller served as the CFO of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE.  Ms. Heller currently serves on the Boards of Directors of Kerur Holdings Ltd and Elco Holdings Ltd, both traded on TASE, and on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Counsel. From 2004 until 2007 she served on the Board of Directors of Electra Consumer Products Ltd., from 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech, and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

Rafi Koriat has served on our Board of Directors since September 2006. Mr. Koriat has extensive experience as Chief Executive Officer (CEO) and Board member in the fields of semiconductor assembly and processing equipment, optical network components, nanotechnology and other related emerging fields. Prior to his present position as founder and CEO of Korel Business Ltd., which specializes in strategic positioning and guiding high tech companies and management, and his additional responsibility as Co-Chairman of NanoIsrael, Mr. Koriat was CEO of Lambda Crossing engaged in the manufacturing of optical components for networks (2001-2006) and Founder and CEO of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are manufacturers of advanced front-end semiconductor capital equipment (1992-2001). Previously, he worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. in the United States and Israel as Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology, a M.Sc. from Drexel University in Philadelphia, Pennsylvania and completed an Executive Management Program at Stanford University.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the CFO of Expand Networks Ltd. Expand is a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as CFO of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as CEO of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as CFO of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

Roy Porat has served as our Chief Executive Officer since August 2010, and as President of our U.S. subsidiary, Camtek USA Inc. since March 2008. Previously, he served as General Manager for Camtek Ltd. from March 2008 and until August 2010. Prior to that, he served as President of Camtek Hong Kong from September 2003 until March 2008. From 2001 until September 2003, Mr. Porat served as President of Camtek USA, Inc. From 1999 to 2000, Mr. Porat served as the CEO of Aeronautics Ltd. From 1994 to 1999, Mr. Porat served in various executive positions at our affiliate, PCB Technologies. Mr. Porat holds a B.Sc. in Industrial Engineering from Technion - Israel Institute of Technology.

Moshe Eisenberg has served as our CFO since November 2011. In 2010 and 2011 Mr. Eisenberg served as the CFO of Exlibris, a global provider of library automation solution for the academic market. Prior to that, from 2005 to 2009, Mr. Eisenberg served as the CFO of Scopus Video Networks. Ltd., a leading provider of digital compression, decoding & video processing. Prior to that, Mr. Eisenberg held various professional and managerial positions at Gilat Satellite (GILT) and its wholly owned US subsidiary, Spacenet Inc. Mr. Eisenberg holds an MBA from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

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

Gilad Golan has served as our Vice President - Research and Development since November 2009. Mr. Golan has been employed by the Company since November 2006 as R&D manager for Micro Electronics Division, and since February 2009 as Camtek's R&D Division Manager. Between 2005 and November 2006, Mr. Golan served as CEO of Ellumina Vision Ltd., a start-up in the semiconductor equipment industry. From 2000 until 2005, Mr. Golan was the General Manager of Accretech Israel, the R&D site of Accretech (TSK) for wafer inspection. Prior to that, Mr. Golan held various managerial positions with Accretech Israel and Opal Technologies, both semiconductor inspection and metrology equipment manufacturers. Mr. Golan holds a B.Sc. and a M.Sc. in electrical engineering from Ben-Gurion University and MEI (Master of Entrepreneurial Innovation) from ISEMI/Swinburne University of Technology.

Colin Smith has served as our Vice President – Sela Manager since November 2009. Formerly, Mr. Smith served as CEO, director and founder of Sela; Mr. Smith founded Sela in 1992 after a career in multi-disciplinary engineering and design at Rafael, Israel’s Armament Development Corporation. Mr. Smith participated in the design, manufacturing, and quality control of a variety of advanced electro-optical equipment.  He has extensive knowledge in the fields of electronics, CAD/CAM assimilation, thermal imaging, and electro-optical systems. Mr. Smith retired from the active reserves of the Israel Defense Force with the rank of Lieutenant Colonel, and holds a B.S. in Mechanical Engineering from the Technion - Israel Institute of Technology.

Moshe Grencel has served as our Vice President - Operations since January 2007.  From 2004 until 2006 Mr. Grencel served as the Executive Vice President of Supply Chain of Delta Galil, a leading company in the textile industry. From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer.  From 1983 until 2000, Mr. Grencel held various executive positions with Elscint Ltd., a medical diagnostic equipment manufacturer. Mr. Grencel holds a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

Michael Lev has been employed by us since 1994 and has served as our Vice President - Intellectual Property, since April 2007.  From 1994 until April 2007 Mr. Lev held various positions with the Company, in the PCB and semiconductor manufacturing and packaging areas. Mr. Lev holds a M.Sc. in Electrical Communication from Azerbaijan Polytechnic Institute.

Aharon Sela has served as President of Camtek Hong Kong since March 2008 and as our VP Sales. Previously, from 2004 until March 2008, he served as V.P. Sales of the Micro Electronics Division at Camtek Europe and Camtek Hong Kong. From 2002 until 2004 Mr. Sela served as Manager of Camtek Japan and previously he served as Executive V.P. Sales and Marketing at Inspectech Ltd. (which was merged with Camtek in 2001). Mr. Sela holds a B.Sc. in Electrical Engineering from Technion - Israel Institute of Technology.

Amir Tzhori serves as our corporate Vice President - PCB (AOI) Manager and President of Camtek China since December 2010. From July 2008 to July 2010, Mr. Tzhori served as President of Camtek Imaging Technology (CIT), one of our subsidiaries in China. From July 2005 till July 2008 Mr. Tzhori served as VP Operation and COO of Camtek Hong Kong. Previously Mr. Tzhori served as Marketing Manager for Applied Materials and held several managerial positions for Camtek USA. Mr. Tzhori holds a B.Sc. in Mechanical Engineering from Tel-Aviv University and an MBA from Kellogg Northwestern University and Tel Aviv University.

Ran Kipper has served as our Vice President - Semiconductor Manager since June 2011. From 2008 to 2011, Mr. Kipper served as the CEO of Sirica Corporation, an infrared imaging technology manufacturer. Prior to that, from 2005 to 2008, Mr. Kipper served as KPU Head in Applied Materials, Inc., a leading provider of innovative equipment, services and software to enable the manufacture of advanced semiconductor, flat panel display and solar photovoltaic products. From 1994 to 2004, Mr. Kipper held various professional and managerial positions at Nova Measuring Instruments Ltd. Mr. Kipper holds an M.Sc in physics from Tel Aviv University.

B.            Compensation.

Compensation of Executive Officers and Directors

The aggregate remuneration paid by us in the year ended December 31, 2011 to all the persons listed in Section A above (Directors and Senior Management), in addition to Mira Rosenzweig, who was our CFO until November 2011, when she was replaced by Moshe Eisenberg, who is included above, was approximately $3.65 million, which includes $0.3 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of external directors and the reimbursement of their expenses (see in item 6.C below "Board Practices "- "Remuneration of Directors"). Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

Employment Agreements

We maintain written employment agreements with our employees, including all of our executive officers, that contain customary provisions, including non-compete and confidentiality agreements. Israeli courts require employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer. If we cannot demonstrate that we will be harmed by the competitive activities of a former employee, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, today our Active Chairman. The agreement has a two-year term, which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit’s employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, is our sole property. As of August 2010 Mr. Amit has been serving as our Active Chairman on a 75% basis, and while fulfilling this role he is responsible for strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company. The employment agreement of Mr. Amit may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

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

Starting 2001, we entered into employment agreements with Mr. Roy Porat, our CEO as of August 2010, and President of our U.S. subsidiary, Camtek USA Inc., since March 2008. Mr. Porat's current employment agreement has an unlimited term. The agreement contains confidentiality and non-compete provisions for the duration of Mr. Porat’s employment and for a two-year period after the termination of his employment. The employment agreement may be terminated by either party at any time, by written notice of termination delivered to the other party three months in advance. We may, however, terminate Mr. Porat’s employment immediately upon the occurrence of various circumstances, including a breach of fiduciary duty.

C.            Board Practices.

Composition of the Board of Directors

Our Articles provide that our Board of Directors shall consist of not less than five not more than ten directors, including the external directors. Currently, our board consists of five directors.

Directors, other than external directors, are elected by a resolution of the shareholders at the annual general meeting and serve until the conclusion of the next annual general meeting of the shareholders. Directors may be removed at any time by a resolution of the shareholders. Since directors may be elected and removed by a majority vote, Priortech, which holds a majority of our voting shares, has the power to elect all of our directors, subject to the restrictions placed on the election of external directors as described below. The CEO is appointed by our Board of Directors. Each of the other officers is appointed by the CEO.

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

Messrs. Rafi Amit, Yotam Stern and Eran Bendoly are each serving an approximately one-year term, which will expire at our 2012 annual general meeting of shareholders, following their recommendation by the Company's independent directors in accordance with the rules of the Nasdaq Global Market ("Nasdaq Rules"). As Mr. Eran Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination. Each of our external directors, Messrs. Gabi Heller and Rafi Koriat, served a three-year term in accordance with the Israeli Companies Law, which expired in September 2009. At our 2009 annual general meeting of shareholders, both were reappointed for a further three-year-term, until September 2012.

None of the members of our Board of Directors, except Messrs. Rafi Amit and Yotam Stern, is a party to a service contract with us, which would provide them with benefits upon termination of employment.

Independent Directors

As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq Global Market, we are required to comply with the rules of the SEC and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law, which is applicable to all Israeli companies. Under the Nasdaq Rules, a majority of our directors is required to be independent; The independence standard under the Nasdaq Rules excludes, among others, any person who is a current or former (at any time during the past three years) employee of a company or its affiliates as well as the immediate family members of an executive officer (at any time during the past three years) of a company or its affiliates. Ms. Gabi Heller and Messrs. Rafi Koriat and Eran Bendoly all qualify as our independent directors under the Nasdaq Rules.

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one external director, except for the audit committee, which is required to include all of the external directors. Ms. Gabi Heller and Mr. Rafi Koriat currently serve as our external directors.

         Qualification. To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder. In general, the term “affiliation” includes: an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder; The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice general manager, deputy general manager and any officer that reports directly to the chief executive officer or any other person fulfilling any of the foregoing positions (even if such person’s title is different).

"Control" is defined in the Israeli Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the "controlling power" in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to posses control.

In addition, no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

Election and Term of External directors. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstentions, vote in favor of the election; or

•	the total number of shares referred to above, voted against the election of the external director, does not exceed two percent of the aggregate voting rights in the company.

In a company in which, at the date of appointment of an external director, all the directors are of the same gender, the external director to be appointed shall be of the other gender.

An external director can be removed from office only by the same majority of shareholders that is required to elect an external director, or by a court, if the external director ceases to meet the statutory qualifications with respect to his or her appointment, or if he or she violates his or her duty of loyalty to the company. The court may also remove an external director from office if he or she is unable to perform his or her duties on a regular basis.

Each of our external directors serves a three-year term, and may be re-elected to serve in this capacity for two additional terms of three years each. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee, followed by the board, have approved that considering the expertise and special contribution of the external director to the work of the board and its committees, the appointment for a further term of service is beneficial to the company.

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated thereunder, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise". A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications” is a person that meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

Remuneration of Directors

Directors’ remuneration requires the approval of the audit committee, the board of directors and the shareholders (in that order). However, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors, the audit committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the regulations.

According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the audit committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the company’s level, respectively. However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the audit committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations. We pay our external directors a fixed annual fee, a fixed participation fee and reimbursement of expenses. In addition, we have granted our external directors options to purchase the Company’s shares.

Additionally, according to other regulations promulgated under the Companies Law, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the audit committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from shareholders’ approval requirement, such objection to be submitted to the company in writing not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

Neither we nor any of our subsidiaries has entered into a service contract with any of our current directors that provide for benefits upon termination of their service as directors.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law, integrity and orderly business procedure.  The internal auditor has the right to request that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. We currently have an internal auditor who meets the independence requirements of Israeli law.

Committees of the Board of Directors

Audit Committee

        Nasdaq Requirements. Under the Nasdaq Rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has been determined by the board to be the audit committee financial expert. We have adopted an audit committee charter as required by the Nasdaq Rules. The responsibilities of the audit committee under the Nasdaq Rules include evaluating the independence of a company’s auditors. The members of our Audit Committee are Ms. Gabi Heller and Messrs. Eran Bendoly and Rafi Koriat, all of whom are independent directors in accordance with Nasdaq Rules. Mr. Bendoly and Ms. Heller qualify as financial experts for purposes of the Sarbanes-Oxley Act and the Nasdaq Rules, and Ms. Heller and Mr. Koriat qualify as external directors under Israeli Companies Law.

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Similarly, the compensation payable to a company’s CEO and other executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our board of directors determined that the compensation committee would carry out these functions.

        Companies Law Requirements. Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors. In addition, the majority of the members must meet certain independence criteria and may not include the chairman of the board, any controlling shareholder or any director employed by, providing services to, or whose main livelihood is generated from, the Company or a controlling shareholder of the Company.

        The role of our audit committee is (1) to identify irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such irregularities; (2) to define whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (3) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; (4) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the Company's size and special needs; and (5) to set procedures for handling complaints made by Company's employees in connection with management deficiencies and the protection to be provided to such employees.

        Those who are not entitled to be members, shall not attend audit committee's meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter.

        The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members are independent directors and at least one of them is an external director.

        Ms. Gabi Heller and Mr. Rafi Koriat serve as our two external directors and meet the independence criteria defined in the Companies Law. Mr. Koriat is the chairman of our audit committee.

Compensation Committee

The Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our executive officers, including the terms of any bonus, share options or other awards to be provided to our executive officers. Under Israeli law, all compensation arrangements with a general manager or any other office holder who are not directors require the approval of the audit committee and board of directors. Arrangements regarding the compensation of directors require approval of the audit committee, the board of directors and the shareholders, in that order, and if the director holds a controlling interest in the company, special shareholder approvals are required. See below under “Approval of Certain Transactions with Related Parties" and "Duties of Office Holders". The members of our Compensation Committee are Ms. Heller and Messrs. Koriat and Bendoly.

Financial Statement Review Committee

The Companies Regulations (Provisions and conditions regarding the approval procedure of the financial reports) of 2010, which were enacted in February 2010, also require public companies to appoint a committee for the review of the company's financial reports (the “Financial Statement Review Committee") and set forth a procedure for the approval of the financial reports. Under the said Companies Regulations, the composition of the Financial Statement Review Committee must meet a number of conditions including the requirement that all members must be members of the Board of Directors and the majority of the members must be independent directors as defined in the Companies Law. In addition, under the regulations, an audit committee that fulfills the required composition conditions set out in the Companies Regulations can be considered as the Financial Statement Review Committee.

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

Approval of Certain Transactions with Related Parties

The Companies Law requires the approval of the audit committee, thereafter the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions, such as the following:

•	transactions with office holders and third parties - where an office holder has a personal interest in the transaction;

•	employment terms of office holders who are not directors, and employment terms of directors (and terms of engagement with a director in other roles);

•
extraordinary transactions with controlling parties, and extraordinary transactions with a third party -where a controlling party has a personal interest in the transaction, or any transaction with the controlling shareholder or his relative regarding terms of service - provided directly or indirectly (including through a company controlled by the controlling shareholder) - and terms of employment (for a controlling shareholder who is not an office holder). A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing.

Such extraordinary transactions with controlling shareholders require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

•	the majority of the shares of shareholders who have no personal interest in the transaction and who are present and voting, vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the aggregate voting rights in the company.

Any shareholder participating in the vote on approval of an extraordinary transaction with a controlling shareholder must inform the company prior to the voting whether or not he or she has a personal interest in the approval of the transaction, and if he or she fails to do so, his or her vote will be disregarded.

        Further, transactions with a controlling shareholder or his relative concerning terms of service or employment need to be re-approved once every three years.

        In accordance with regulations promulgated under the Companies Law, certain defined types of extraordinary transactions between a public company and its controlling shareholder(s) are exempt from the shareholder approval requirements.  However, such exemptions will not apply if one or more shareholders holding at least 1% of the issued and outstanding shares or voting rights, objects to the use of these exemptions in writing not later than 14 days from the date the company notifies the shareholders of the proposed adoption of such resolution approving the transaction.

•
In addition, the approval of the audit committee,  followed by the approval of the board of directors and the shareholders,  is required to effect a private placement of securities, in which either (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights or (ii) a person will become a controlling shareholder of the company.

A “controlling party” is defined in the Securities Law and in the Companies Law for purposes of the provisions governing related party transactions as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder.

Audit committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder of the company; see below under "Insurance, Indemnification and Exemption".

Duties of Office Holders and Shareholders

Duties of Office Holders

Fiduciary Duties

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

The company may approve an action by an office holder from which the office holder would otherwise have to refrain due to its violation of the office holder’s duty of loyalty if: (i) the office holder acts in good faith and the act or its approval does not cause harm to the company, and (ii) the office holder discloses the nature of his or her interest in the transaction to the company a reasonable time before the company’s approval.

Each person listed in the table under “Directors and Senior Management” above is considered an office holder under the Companies Law (for definition of "office holder" under the Companies Law see in "External directors" above).

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse’s siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business; otherwise than on market terms; or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders’ approval is also required.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, voting in a general meeting of shareholders on any amendment to the articles of association, an increase of the company's authorized share capital, a merger or approval of interested party transactions which require shareholders' approval.

In addition, any controlling shareholder, any shareholders who knows that it possess power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but provides that a breach of his duty is tantamount to a breach of fiduciary duty of an office holder of the company.

Insurance, Indemnification and Exemption

Pursuant to recent amendments to the Companies Law and the Securities Law, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

In the Company's annual general meeting of shareholders, held in October 2011, shareholders resolved to amend the Company's articles of association, in order to set the legal corporate framework that will allow the Company to continue to be able to indemnify and insure its office holders to the full extent permitted by law, in accordance with the aforementioned recent amendments.

        Office Holders' Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions), provided that the Articles of Association allow it to do so. Our Articles of Association allow us to exempt our office holders to the fullest extent permitted by law.

        Office Holders’ Insurance

Our amended Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders imposed on the office holder in respect of an act performed by him or her in his or her capacity as an office holder for, in respect of each of the following:

●           a breach of his or her duty of care to us or to another person;

●           a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; and

●           a financial liability imposed upon him or her in favor of another person.

        Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, we may also enter into a contract to insure an office holder, in respect of expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or payment required to be made to an injured party, pursuant to certain provisions of the Securities Law

        Office Holder's Indemnification

Our Articles of Association provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify any of our office holders in respect of an obligation or expense specified below, imposed on or incurred by the office holder in respect of an act performed in his capacity as an office holder, as follows:

●
a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances, provided, that such event, sum or criterion shall be detailed in the undertaking;

•
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or  which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or  in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party,  pursuant to certain provisions of the Securities Law;

        The Company may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that, in respect of the first act (financial liability) the undertaking is limited to events which in the opinion of the board of directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the board of directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (b) retroactively; provided, however, that the total aggregate indemnification amount that the Company shall be obligated to pay to all of its Office Holders, for all matters and circumstances described above, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

        Limitations on Insurance and Indemnification

The Companies Law provides that a company may not insure, exempt or indemnify an office holder for any breach of his or her liability arising from any of the following:

●
a breach by the office holder of his or her duty of loyalty, except that the company may enter into an insurance contract or indemnify an office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless it was committed only negligently;

●	any act or omission done with the intent to derive an illegal personal benefit; or

●	any fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings imposed on such office holder.

In addition, under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, with respect to an office holder who is a director, also by our shareholders.

Following the approval by our shareholders of the amendment to our Articles of Association, the Company’s shareholders approved the amendment of the Company’s indemnification letters to be granted to each of the Company's present and future office holders, which were extended to cover exemption from, indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors and officers' liability insurance for the benefit of our office holders, which includes directors. This policy was approved by our audit committee and board of directors on December 27, 2011, pursuant to the authorization by our shareholders at the annual general meeting of shareholders held on July 21, 2010, to the Company's board of directors to renew or replace the then-approved policy and/or to purchase alternative or additional policies for subsequent periods on terms which are similar to the terms of the then-approved policy, for the benefit of all directors and officers of the Company who may serve from time to time.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Israeli Securities Law- 1968 and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law- 1968, came into effect ("Securities Law Amendment"); this amendment applies to Israeli public companies, including companies the securities of which are also listed on Nasdaq. The main purpose of the Securities Law Amendment is the creation of an administrative enforcement procedure to be used by the Israeli Securities Authority, or ISA, to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment. Furthermore, the Securities Law Amendment requires that the CEO of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The CEO is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

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

We are currently in the process of adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, after amending our articles of association and letters of indemnification to permit, among others, insurance and/or indemnification as contemplated by the Securities Law Amendment (for further details regarding such amendments see in "Insurance, Indemnification and Exemption" above).

D.	Employees.

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2011	2010	2009
Executive management	12	11	11
Research and development	97	92	97
Sales support	174	188	162
Sales and marketing	47	41	32
Administration	65	67	61
Operations	133	114	86

Total	528	513	449

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2011	2010	2009

China (including Hong Kong)	197	178	148
Taiwan	36	66	40
Japan	7	6	6
Other Asia	31	28	24
Europe	4	3	11
North America	20	18	21
Israel	233	214	199

Total	528	513	449

The increase in our workforce is related to the increase in business volume in 2011 compared to 2010. See Item 5 “Results of operations”.

With respect to our Israeli employees, we have no collective bargaining agreements with our employees. However, by administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment, are applicable to our employees. In accordance with these provisions, the salaries of our Israeli employees are partially indexed to the cost of living expenses in Israel, depending on its applicable rate of increase

        With respect to our (or any of our subsidiaries) Chinese employees, certain provisions of Chinese Labor Contract Law and Social Insurance Law primarily govern the formation of employer-employee relations, termination of employment, severance pay, worker dispatch, part-time employment and social insurance.

        We consider our relationship with our employees to be good, and we have never experienced a labor dispute, strike or work stoppage.

E.            Share Ownership.

The following table sets forth certain information with respect to the beneficial ownership of our outstanding ordinary shares by our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 29,717,964 ordinary shares outstanding as of December 31, 2011.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Rafi Amit(2)	17,793,397	59.87%
Yotam Stern(3)	17,844,537	60.05%
Directors and executive officers as a group (15 persons)(4)	18,272,859	61.49%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of the date of this Annual Report are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table, that are currently exercisable or exercisable within 60 days of the date hereof, is 221,615.  Exercisable options are at a weighted average exercise price of 3.53$ and shall be deemed expired between December 2013 to March 2017.

(2)
Mr. Amit directly owns 48,435 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of Camtek held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 107,750 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of Camtek held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 549,522 of our ordinary shares. Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding ordinary shares as of March 31, 2011 (including options held by each such person which have vested or will vest within 60 days of March 31, 2011) and have therefore not been listed separately. Exercisable options are at a weighted average exercise price of 3.53$ and shall be deemed expired between December 2013 to March 2017.

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

No restricted stock units  (“RSUs”) were granted in 2011 and 2010.

The total number of RSUs which can be granted pursuant to the RSU Plan is 1,500,000, out of which 638,130 are available for grant as of the date of this Annual Report.

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

Option Plans

        General. As of December 31, 2011, there were 1,234,199 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $3.31, exercisable at various dates through December 2021. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

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

The Share Option Plans.

In October 2003, we adopted our 2003 Share Option Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation. The total number of options that may be granted under the 2003 Share Option Plan is 1,598,800 options, following the approval by the Company’s Board of Directors of the increase in the number of shares available under this Plan by 600,000 (to 1,598,800).

 In 2011 we granted 846,804 share options to officers and employees, including to our Chairman of the Board and Executive Vice President Business & Strategy, who both hold a controlling interest in us, at a weighted average exercise price of $3.35.

As of December 31, 2011, there were options exercisable and vested for 412,395 ordinary shares (out of the total outstanding options of 1,234,199) at a weighted average exercise price of $3.26 per share, and unvested options exercisable for 821,804 ordinary shares at a weighted average exercise price of $3.53.

Item 7.                    Major Shareholders and Related Party Transactions.

A.            Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 31, 2012, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon  29,727,105 ordinary shares outstanding as of March 31, 2012.

	Beneficial Ownership
	Number of Ordinary Shares*	Percentage
Priortech Ltd.	17,723,337	59.6%
Avigdor Willenz	1,677,738	5.64%

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

        As of March 31, 2012, there were a total of 10 holders of record of our issued and outstanding ordinary shares, of which 7 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 34.1% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

B.           Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech's Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech's affiliates. Among others, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms are comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $2,397,000, $83,000 and $843,000 in 2011, 2010 and 2009, respectively. The increase in 2011 is primarily due to increased sales to a Priortech affiliate in China. In addition, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech's subsidiary in Israel and us bear interest at 5.5%. As of December 31, 2011, the remaining balance Priortech's affiliates owed us under transactions made in the ordinary course of business with them was $795,000. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

Employment Agreements with Messrs. Rafi Amit and Yotam Stern

For a description of the employment agreements with our Active Chairman of the Board, Mr. Rafi Amit, and our Director and Executive Vice President, Business & Strategy, Mr. Yotam Stern, see above in Item 6 B "Compensation – Employment Agreements".

C.           Interests of Experts and Counsel.

Not Applicable.

Item 8.                    Financial Information.

A.           Consolidated Statements and Other Financial Information.

 Please see the consolidated financial statements listed in Item 18 for audited consolidated financial statements prepared in accordance with this Item.

Legal Proceedings

Litigation with Orbotech Ltd.

On May 10, 2004, a lawsuit was filed against us in the District Court in Nazareth, Israel, by our competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting injunctive relief and damages. The patent upon which the claim was asserted expired in February 2008. The court advised the parties to turn to mediation. The parties participated in one mediation meeting, after which they decided to end the mediation and to hold direct negotiations between them. Despite the unsuccessful direct negotiations, the court ordered another mediation meeting which was scheduled for July 2011. In the meantime, court sessions have been postponed for as long as the mediation process was supposed to continue.

On February 23, 2005, a lawsuit was filed against us in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of a patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor's opinion and prime facie evidence only, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevented Camtek from manufacturing the allegedly infringing illumination block in suit. The patent upon which the claim was asserted expired in February 2007. At the court's recommendation, the parties held one mediation meeting, after which they have decided to conduct direct negotiations between them, without the mediator.

In July 2005, the Company, together with our parent company, Priortech Ltd., filed a lawsuit in the District Court in Tel Aviv against Orbotech Ltd., in respect of damages in the amount of $4.1 million incurred by it due to a claim and a motion for injunction filed against the Company by Orbotech in May 2004, in the District Court in Nazareth. The Company believes that Orbotech’s claim and motion against it were not filed in good faith, but in order to thwart Camtek’s secondary public offering that was scheduled few days after the submission of Orbotech’s claim and motion, and was supposed to raise approximately $40 million for the Company and Priortech Ltd.

On May 31, 2011, Camtek and Orbotech, together with other third parties involved, signed an agreement for the dismissal of all three lawsuits conducted between the parties, as mentioned above, and the dismissal was approved by the District Courts in Nazareth and Tel Aviv on June 20, 2011, and by the District Court in Jerusalem on June 22, 2011.

Litigation with Rudolph Technologies Inc.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (“Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph", after August Technology’s acquisition by Rudolph).  This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (“’298 Patent”) and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Court also issued an injunction (“Injunction”) prohibiting future sales and marketing of the Falcon product in the United States.  On January 7, 2011, the Court found that Rudolph was entitled to an additional $645,946 in damages for Falcon sales which occurred after the time period considered by the jury.

On March 9, 2011, Rudolph filed a motion seeking enhanced damages in the amount of $322,973 for the Company’s allegedly willful post-verdict sales of the Falcon system.  Rudolph also sought $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction.

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Minnesota trial court had erred in its instructions to the jury regarding the construction/meaning of a material claim term in the asserted ‘298 Patent and vacated the finding of infringement, the damages award and the Injunction. The Court of Appeals remanded the case to the Court for a limited trial based on a corrected claim construction.  The Company now seeks dismissal of Rudolph’s infringement claims under the ‘298 Patent in the remanded proceedings. Although it is difficult to predict the outcome of a patent infringement case, the Company believes that the probability of a negative outcome in this litigation after the limited trial is less than 50% and, accordingly, no provision has been recorded by the Company. Based on Rudolph's preliminary documentation filed with the Court in connection with the limited trial, the Company currently estimates the possible range of loss in this case, if any, to be $0 to $12 million (excluding interest).

On March 26, 2012, in conjunction with the 298' patent infringement case, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation on contempt and damages in a sum of $1,291,892. A separate proceeding before the Magistrate Judge was ordered to determine attorneys' fees to be awarded in connection with the contempt charges. The Court held that some of Camtek’s communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia, were prohibited by the injunction that was then in place (as mentioned above, the injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). The Company intends to appeal this ruling. Although it is difficult to predict the outcome of this litigation, the Company believes that the probability of a negative outcome in this litigation is less than 50% and, accordingly, no provision has been recorded by the Company. Based on the awarded damages, the Company currently estimates the possible range of loss in this litigation, if any, to be $0 to $1.3 million (excluding attorneys' fees).

On December 28, 2011, Rudolph filed a complaint in the Court charging the Company with infringement of Rudolph’s U.S. Patent 7,779,528 relating to semiconductor wafer inspection technology similar to that described in the ‘298 Patent. The Company has not yet been served with a complaint in this lawsuit and therefore, at this preliminary stage, is unable to estimate the possible range of loss in this case and the effect on the Company's activities and results of operation, if any.

On November 3, 2010, the Company filed a lawsuit against Rudolph in Germany, alleging that Rudolph's edge inspection equipment sold under the "Axi" and "Edge Inspection module E25, 30, 35" trademark infringes Camtek's patent no. DE 101 31 665 B4. A first oral hearing has taken place on November 23, 2011. The next oral hearing is scheduled for May 9, 2012.

Litigation by Yuvai Lapiner

On March 7, 2008, a purported Class Action Complaint ("CAC"), Yuval Lapiner v. Camtek, Ltd. et al., was filed in the United States District Court for the Northern District of California on behalf of purchasers of our common stock between November 22, 2005 and December 20, 2006.  Mr. Lapiner filed a Consolidated Amended Class Action Complaint on January 2, 2009, naming the Company and certain of its directors and officers as defendants.  It alleged that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated there under, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiff seeked unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. We filed a motion to dismiss the CAC, as amended, on February 17, 2009, and the Court granted this motion on June 2, 2009.  However, the Court gave plaintiff leave to amend his complaint, which he did when he filed a Second Consolidated Amended Class Action Complaint (“SAC”) on July 10, 2009.  We filed a motion to dismiss the SAC and the court granted this motion on February 2, 2011. The Court, however, gave plaintiff leave to amend his complaint which he did when he filed a Third Amended Complaint ("TAC") on April 1, 2011.  Defendants moved to dismiss the TAC and on August 31, 2011, the Court granted Camtek its third motion to dismiss and done so this time without giving the plaintiff leave to amend. Plaintiff did not appeal the court's judgment.

Litigation by Fish & Richardson P.C.

On November 1, 2010, a lawsuit has been filed by Fish & Richardson P.C. (“F&R”) in the United States District Court for the District of Minnesota (Civil Action No. 10-4436) against us. The suit arises from F&R’s representation of Camtek in the 298 patent action against it by Rudolph Technologies Inc., referred to above. F&R alleges that Camtek owes it approximately $2.25 million in unpaid attorney’s fees arising from F&R’s representation of Camtek at this trial level proceeding. Camtek disputes this claim, asserting that F&R inflated its fees by defending the matter inefficiently, and that F&R charged fees which were substantially beyond the estimated legal costs provided to Camtek periodically in advance of incurring such fees.  F&R has obtained a default judgment against Camtek, after asserting that service of the Summons and Complaint was properly effected upon Camtek, and Camtek failed to timely answer or otherwise appear in the action. Camtek only learned of F&R’s alleged service after F&R’s motion for default and has retained local counsel in Minnesota to seek to vacate the default judgment, as Camtek’s position was that service has in fact, never been made upon Camtek. On July 14, 2011, the District Court vacated the default judgment, after which the Company has filed a motion for stay until termination of all proceedings in the above-mentioned 298 patent claim, as well as a motion for transfer of this lawsuit to the competent court in the state of New York. The Company currently awaits the District Court's decisions on these motions. The Company believes that it has good defenses and intends to aggressively defend itself from the allegations in this claim. However, it is probable that the Company could realize a loss in this matter for which the Company has estimated its potential liability to be approximately $2.25, which the Company accrued as of December 31, 2011.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal year ended December 31, 2007:	4.57	1.69	4.65	1.7
Fiscal Year Ended December 31, 2008:	1.84	0.29	1.81	0.31
Fiscal Year Ended December 31, 2009:	2.80	0.24	2.56	0.25
2010:
First Quarter	3.24	2.06	3.23	2.21
Second Quarter	3.60	2.24	3.30	2.30
Third Quarter	2.75	2.25	2.78	2.26
Fourth Quarter	3.04	2.37	2.98	2.40
Fiscal Year Ended December 31, 2010:	3.60	2.06	3.30	2.21
2011:
First Quarter	4.61	2.88	4.65	2.88
Second Quarter	4.08	2.59	4.11	2.55
Third Quarter	3.51	2.00	3.45	1.80
Fourth Quarter	2.20	1.71	2.25	1.68
Fiscal Year Ended December 31, 2011:	4.61	1.71	4.65	1.68
First Quarter 2012:	2.85	1.74	2.77	1.75
Monthly Market Prices for the Most Recent Six Months:
October 2011	2.24	1.71	2.25	1.68
November 2011	2.20	1.82	2.24	1.82
December 2011	2.06	1.77	2.07	1.70
January 2012	2.25	1.74	2.24	1.75
February 2012	2.85	2.15	2.77	2.26
March 2012	2.48	2.21	2.50	2.22

1)
The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars, using the daily representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

B.           Plan of distribution.

Not applicable.

C.           Markets.

As noted above, the Company’s ordinary shares are traded on the Nasdaq Global Market under the symbol “CAMT”. Since December 2005, our ordinary shares are also traded on the Tel-Aviv Stock Exchange and we are subject to the Israeli legislation, which applies to companies that are traded in dual listing.

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

General

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 29,727,105 ordinary shares are outstanding and fully-paid as of March 31, 2012.

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

Transfer of Shares and Notices

Ordinary shares are issued in registered form. Ordinary shares registered on the books of the transfer agent in the United States may be freely transferred on the transfer agent’s books. Each shareholder of record is usually entitled to receive at least 21 days prior notice for a general meeting of the shareholders.

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

Most resolutions at a shareholders’ meeting may be passed by a majority of the voting power of the company represented at the shareholders’ meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders and the approval for the chairman of the board to also serve as chief executive officer. See in Item 6 C above “Approval of Transactions with Related Parties" and "Duties of Office Holders and Shareholders".

Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law

In general, a merger of a company requires the approval of the holders of a majority of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by a written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a "control block" (i.e., shares conferring twenty-five percent or more of the voting rights at the general meeting),  or if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of a "control block" , or  a holder of 45% or more of the voting power in the company, respectively. These requirements do not apply if, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of a "control block", or 45% or more, of the voting power in the company, unless there is already a holder of a "control block" or 45% or more, respectively, of the voting power in the company), (2) was from a holder of a "control block" in the company and resulted in the acquirer becoming a holder of a "control block" , or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offerer is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of such full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Israel tax law treats share-for-share acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such share-for-share swap.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, S corporations, real estate investment trusts, regulated investment companies, certain former citizens or former long-term residents of the United States, or U.S. holders who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders who have elected mark-to-market accounting, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, and U.S. holders who are subject to the alternative minimum tax.

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

Dividends paid by us in NIS will generally be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld there from), based upon the exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

•    A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regulatory traded” on the NASDAQ Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC,  an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2011. We currently expect that we will not be a PFIC in 2012. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2012 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

Information Reporting and Backup Withholding

A U.S. holder (except for certain exempt recipients, such as corporations) generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividends paid on, and the receipt of the proceeds from the disposition of, the ordinary shares. A U.S. holder of our ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding will generally not apply if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2011 was 24%. In 2012 the corporate tax rate has been raised to 25% and the staged reduction planned for the corporate tax rate was cancelled due to an amendment to the income tax ordinance.

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

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the "Investment Law")

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

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013-2014	7%	12.5%	25%
2015 onwards	6%	12%	25%

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

        As of the December 31, 2011, the Company has not chosen the election of the Amendment to the law.

Out of the Company's retained earnings as of December 31, 2011, approximately $20.8 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $5.3 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% according to the implementation of the Investment Law). According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2011, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $ 1.25 million.

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

Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by the Research Committee of the Office of the Chief Scientist (“OCS”) are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the programs. Once a project is approved, the OCS will award grants between 20-50% of the project’s approved budget, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the OCS. These royalties must be paid starting from commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

        The terms of this Israeli governmental participation also require that unless otherwise stipulated in the Certificate of Approval received from the OCS for developing the product, the products developed with government grants be manufactured in Israel, unless the Research Committee of the OCS, in its discretion, consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are sold or transferred to parties or performed outside of Israel, if approved by the Research  Committee of the OCS, a company may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount depending on the portion of manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, unless the amount of production outside Israel is less than 10% of the total production of those products from inception of their production until cessation thereof. In this particular event, although the OCS may object to the transfer of production within 30 days from the receipt of an announcement to that effect, this law does not impose obligation to pay increased royalties to the OCS. The Research Committee of the OCS may, in special cases, approve the transfer or sale of the technology outside of Israel. Such sale or transfer, even if approved, may impose on a company a substantial payment, which generally may be as high as three times the amount of the grants received by a company, less any royalty payments already paid to the government. This approval is not required for the export of any products resulting from that research development. Approval of the sale or transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated there under, including the restrictions on the sale or transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

        Each application to the OCS is reviewed separately, and grants are based on the program’s approval by the research committee of the OCS. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants.

In 2009 we submitted a research and development plan to the OCS with respect to Printar’s research and development program, and received grants in the amount of $598,000 (as of the date of this Annual Report). We did not submit any additional R&D plans for 2010 and 2011. In addition, we participate in the programs which are based on the existing OCS approved projects of Printar and Sela, both acquired during 2009. Sela and Printar received government grants from the OCS for the financing of significant portion of their product development expenditures in previous years, before their acquisition by us. As of the date of this Annual Report, the amount of non repaid grants received by Sela and Printar amounted to $2.8 million and $5.4 million, respectively. Regarding the dispute with the OCS, see "Risks relating to our Operations in Israel" in item 3, above.

Net Operating Loss Carry forwards

As of December 31, 2011, the Company and its Israeli subsidiaries had a net operating loss, or NOL, of $40.3 million carry forward for Israeli tax purposes.

Law for the Encouragement of Industry (Taxes), 1969

        We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. An “Industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

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

At the end of 2011, the Israeli income tax ordinance was amended (amendment no. 187) and stated that real capital gain accrued commencing on 01.01.2012 by shareholders who hold less than 10% of the company rights, will be taxed at a 25% rate (instead of 20% in prior years). If the shareholder is a significant controlling shareholder, real capital gains will be taxed at a 30% rate (instead of 25% in prior years).

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

Taxation of Non-Residents on Receipt of Dividends

Nonresidents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20%, or 25% if the dividend recipient is a significant Controlling Shareholder, (according to amendment no. 187, commencing on January 1, 2012, the rate for a non-resident recipient is 25% regardless the rate of his holdings.) which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more then 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

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

Item 11.                  Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2011, we had a credit facility with banks in Israel; see Item 5.B above – "Liquidity and Capital Resources".

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar, as most of our revenues are derived in dollars, and the prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Also, most of our marketing expenses are denominated in dollars or are dollar linked, and our product prices in most countries, except in Europe, Japan and, as of 2011, part of our revenues from products in China, are denominated in dollars. However, most of our service income is denominated in local currency. In Europe, Japan and China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As most of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. An increase in the NIS value relative to the dollar will increase our costs expressed in dollar, and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollar. In addition, most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. During 2011, the value of the U.S. dollar strengthened against the NIS by 7.5%. In addition, during 2011, the value of the U.S. dollar devaluated against the CNY by 3.6%.

The open hedging transactions as of December 31, 2011, are displayed in the following table:

	Sum of notional amount in dollars	Sum of fair market value in dollars

Options
Buy dollars and Sell NIS (Put options)	18,100	69

Sell dollars and Buy NIS (call options):	18,100	(603)

In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2011, we had net liabilities of approximately $8.2 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $82,000 or income for the same amount in case of increase or decrease in rates, respectively.

Item 12.                 Description of Securities Other than Equity Securities.

 Not applicable.

PART II

Item 13.                  Defaults, Dividend Arrearages and Delinquencies.

  None.

Item 14.                  Material Modifications to the Rights of Security Holders and Use of Proceeds.

  Not Applicable.

Item 15.                  Controls and Procedures.

                (a)        Disclosure Controls and Procedures.

Our management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2011, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2011, our CFO and CEO concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

                (b)       Management’s Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2011, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm. The Dodd–Frank Wall Street Reform and Consumer Protection Act that was signed into law on July 21, 2010, provides, among other things, an exemption to issuers that are neither “accelerated filers”, nor “large accelerated filers” (as defined in Rule 12b–2 of the Securities Exchange Act), from the requirement to include auditor attestation on the effectiveness of its internal controls over financial reporting, thus permitting us to provide only management's report in this annual report.

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

Item 16A.            Audit Committee Financial Expert

Our Board of Directors has determined that each of Mr. Bendoly and Ms. Heller qualify as "audit committee financial experts" and “independent directors" for purposes of the Sarbanes-Oxley Act and the Nasdaq Rules.

Item 16B.            Code of Ethics

    On May 3, 2004, we adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. A copy of the Code of Ethics is available on our website, www.camtek.co.il. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our CFO at our corporate headquarters in Israel: Camtek Ltd.,Ramat Gabriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel.

Item 16C.            Principal Accountant Fees and Services

Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our independant auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence.

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2011 and 2010:

Fee Category	For Services Rendered during 2011	For Services Rendered during 2010

Audit Fees	$235,000	$230,000

       Audit Fees:  Consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Our Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services. Under the policy, the Audit Committee will pre-approve all auditing services and permitted non-audit services (including the fees and other terms) to be performed for the Company by its independent auditor to the extent required by law. All of the fees listed in the table above were approved by the Audit Committee. In addition, the Audit Committee may adopt policies and procedures to permit delegation of authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Decisions of the subcommittee to grant pre-approvals will be presented to the full Audit Committee at its next scheduled meeting.

Item 16D.            Exemptions from the Listing Standards for Audit Committees.

                 Not applicable.

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.             Change in Registrant's Certifying Accountant.

Not applicable.

Item 16G.             Corporate Governance.

Pursuant to Rule 5615(a)(3) of the Nasdaq Rules, we are relying on our home country practice in lieu of the requirements set out in Rule 5615(a)(3) that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency. Our procedures regarding the issuance of stock certificates comply with Israeli law and practice.  According to the Israeli Companies Law, a share certificate is defined as a certificate in which the name of the owner registered in the company registers is stated, stating the number of shares he owns. In the event that what is registered in the company's shareholders register conflicts with a share certificate, then the evidentiary value of the shareholder register outweighs the evidentiary value of the share certificate. A shareholder registered in the company's shareholders register is entitled to receive from the company a certificate evidencing his ownership of the share.

The Company has also opted out of the shareholder approval requirements regarding stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 5635 and Nasdaq Rule 5605(d), respectively. Thus, as required under Israeli Companies Law, special shareholder voting procedures were followed for the approval of compensation of office holders or employees who are controlling shareholders or any relative thereof. In accordance with Israeli law requirements, equity based compensation arrangements with office holders or employees who are not controlling shareholders or any relative thereof, as well as equity plans, are approved by our Board of Directors.

Further, the Company has opted out of the annual meeting requirement, as set forth in NASDAQ Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect.  Israeli law requires that an annual meeting of the shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10 B above "Additional Information" – "Voting, Shareholders' Meetings and Resolutions"). Our 2012 annual general meeting of shareholders should be held on or before December 31, 2012.

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
As of December 31, 2011 and 2010
and for each of the years
in the three year period
ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel

April 6, 2012

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

	December 31,
	2011	2010
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents (Note 4)	22,185	9,577
Short term deposits	4,100	-
Accounts receivable, net (Note 17B)	25,451	28,817
Inventories (Note 5)	24,355	24,034
Due from affiliates (Note 24)	388	384
Other current assets (Note 6)	3,357	2,414
Deferred tax asset (Note 23)	110	54

Total current assets	79,946	65,280

Non-current assets Fixed assets (Note 7)
Cost	26,580	26,485
Less - Accumulated depreciation	12,003	11,408

Fixed assets, net	14,577	15,077

Restricted deposits (Note 8)	-	5,182
Long term inventory (Note 5)	1,954	2,304
Deferred tax asset (Note 23)	132	152
Other assets (Note 9)	304	460
Intangible assets, net (Note 10)	4,191	4,163
Goodwill (Note 10)	3,653	3,653

	10,234	15,914

Total assets	104,757	96,271

Liabilities and shareholder’s equity

Current liabilities
Short term loan (Note 11)	3,000	1,409
Accounts payable –trade	6,773	9,761
Long term bank loans – current portion (Note 13)	1,700	433
Other current liabilities (Note 12)	21,568	21,408

Total current liabilities	33,041	33,011

Long term liabilities
Long term bank loans (Note 13)	2,092	758
Liability for employee severance benefits (Note 15)	652	626
Other long term liabilities (Note 16)	9,039	7,884
	11,783	9,268

Total liabilities	44,824	42,279

Commitments and contingencies (Note 17)

Shareholders’ equity (Note 19)
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,810,340 in 2011 and 31,370,359 in 2010, outstanding
29,717,964 in 2011 and 29,277,983 in 2010	133	132
Additional paid-in capital	61,014	60,452
Retained earnings (accumulated losses)	684	(4,694)
	61,831	55,890
Treasury stock, at cost (2,092,376 in 2011 and in 2010)	(1,898)	(1,898)

Total shareholders' equity	59,933	53,992

Total liabilities and shareholders' equity	104,757	96,271

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars (In thousands, except per share data)
Revenues:
Sales of products	88,404	70,235	39,196
Service fees	18,624	17,545	14,325

Total revenues (Note 21, 22A)	107,028	87,780	53,521

Cost of revenues:
Cost of products sold	48,039	38,464	25,069
Cost of services	11,549	10,897	10,970

Total cost of revenues	59,588	49,361	36,039

Gross profit	47,440	38,419	17,482

Research and development costs	14,077	12,906	10,319
Selling, general and administrative expenses (Note 22B)	24,341	20,662	17,667

Total operating expenses	38,418	33,568	27,986

Operating income (loss)	9,022	4,851	(10,504)

Financial expenses, net (Note 22C)	(2,900)	(1,478)	(952)

Income (loss) before income taxes	6,122	3,373	(11,456)
Income tax expense (Note 23)	(744)	(557)	(386)

Net income (loss)	5,378	2,816	(11,842)

Earnings (loss) per ordinary share (Note 20):

Basic	0.18	0.10	(0.40)

Diluted	0.18	0.09	(0.40)

Weighted average number of ordinary shares outstanding:

Basic	29,557	29,259	29,218

Diluted	30,009	30,360	29,218

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
		U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(In thousands)		U.S. Dollars (In thousands)
Balances at
December 31, 2008	31,227,484	132	(2,092,376)	60,149	4,332	(1,898)	62,715

Exercise of share
options	100,635	*	-	-	-	-	*
Share based
compensation expense	-	-	-	148	-	-	148
Net loss	-	-	-	-	(11,842)	-	(11,842)

Balances at
December 31, 2009	31,328,119	132	(2,092,376)	60,297	(7,510)	(1,898)	51,021

Exercise of share
options and RSU’s	42,240	*	-	-	-	-	*
Share based
compensation expense	-	-	-	155	-	-	155
Net income	-	-	-	-	2,816	-	2,816
Balances at
December 31, 2010	31,370,359	132	(2,092,376)	60,452	(4,694)	(1,898)	53,992

Exercise of share
options and RSU’s	439,981	1	-	145	-	-	146
Share based
compensation expense	-	-	-	417	-	-	417
Net income	-	-	-	-	5,378	-	5,378
Balances at
December 31, 2011	31,810,340	133	(2,092,376)	61,014	684	(1,898)	59,933

*   Less than $ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income (loss)	5,378	2,816	(11,842)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,366	2,262	2,140
Loss on disposal of fixed assets	-	-	5
Accrued interest on restricted deposit	7	(7)	-
Deferred tax benefit	(36)	(40)	-
Share based compensation expense	417	155	148
Provision for bad debts, net	(2)	324	677
Revaluation of liabilities	1,997	1,345	586

Changes in operating assets and liabilities:
Accounts receivable	3,451	(10,651)	(1,049)
Inventories	(318)	(7,360)	13,516
Due to / from affiliates	(4)	(40)	(224)
Other assets	(787)	(723)	293
Accounts payable – trade	(2,988)	5,267	(840)
Other current liabilities	290	6,474	81
Liability for employee severance benefits, net	26	139	88

Net cash provided by (used in) operating activities	9,797	(39)	3,579

Cash flows from investing activities:
Restricted deposit	5,175	(5,175)	-
Investment in short term deposits	(4,100)	-	-
Purchase of fixed assets	(1,064)	(1,686)	(298)
Purchase of intangible assets	(483)	(207)	(116)
Acquisition of SELA, net cash acquired (1)	-	-	487
Acquisition of Printar assets, net (2)	-	-	(500)

Net cash provided by (used in) investing activities	(472)	(7,068)	(427)

Cash flows from financing activities:
Increase (decrease) in bank loans	4,849	2,668	(1,980)
SELA earn-out payments	(421)	(220)	-
Payment to OCS	(609)	(228)	(21)
OCS grant received	-	215	383
Repayment of long-term loan	(599)	(109)	-
Share issuance, net	146	-	-
Repayment of long-term convertible loan	-	(1,666)	(1,667)

Net cash provided by (used in) financing activities	3,366	660	(3,285)

Effect of exchange rate changes on cash	(83)	222	(14)

Net decrease in cash and cash equivalents	12,608	(6,225)	(147)
Cash and cash equivalents at beginning of the year	9,577	15,802	15,949

Cash and cash equivalents at end of the year	22,185	9,577	15,802

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Consolidated Statements of Cash Flows

Year ended
December 31,
2009
$ in thousands
(1) Acquisition of SELA, net cash acquired:
Working capital (excluding cash and cash equivalents)	(814)
Fixed assets, net	(69)
Intangible assets	(4,054)
Long-term liabilities	5,424

487
(2) Acquisition of Printar assets, net:
Working capital (excluding cash and cash equivalents)	(521)
Fixed assets, net	(50)
Intangible assets	(3,500)
Long-term liabilities	3,571

(500)

	Year ended December 31,
	2011	2010	2009
	U.S. Dollars (In thousands)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest	$157	$126	$160
Income taxes	$495	$411	$232

B. Non-cash transactions:
Transfer of inventory to fixed assets	$1,197	$730	$1,238
Transfer of fixed assets to inventory	$850	$871	-

The accompanying notes are an integral part of the consolidated financial statements.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 1 - General

A.
Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (59.64%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of microelectronics, printed circuit boards (PCB) and electronic packaging.

B.
In June 2009, the Company completed a transaction to acquire certain assets and liabilities from Printar Ltd. (“Printar”), an Israeli company. Printar is engaged in the development, manufacture, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask (“SM”), an epoxy layer selectively covering the PCB, while leaving the connecting pads uncovered (currently in beta stage) and Legend, applying the identification nomenclature on the PCB (“Legend”). Printar introduced its first Legend system eight years ago.

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

The functional currency of the Company and its subsidiaries is the U.S. Dollar. Revenue generated by the Company and its subsidiaries is primarily generated outside of Israel and a majority thereof is received in U.S. Dollars. In addition, materials and components purchased and marketing expenses incurred are either paid for in U.S. Dollars or in New Israeli Shekels (“NIS”) linked to changes in the U.S. Dollar/NIS exchange rate. The purchase of materials and components and other operating expenses recorded by a subsidiary in China is incurred in Chinese RMB. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Transactions not denominated in U.S. Dollars are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates different from that by which they were initially recorded during the period, or reported in previous financial statements, are charged to financial income (expenses), net.

D.	Cash equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

E.	Accounts receivable and allowance for doubtful accounts

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

F.	Inventories

Inventories consist of completed systems, partially completed systems and components and other raw materials, and are recorded at the lower of cost or market. Cost is determined by the moving – average cost method basis.

Inventory write-downs are recorded at the end of each fiscal period for damaged, obsolete, excess and slow-moving inventory. These write-downs, to the lower of cost or market value, create a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

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

G.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

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

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

H.	Intangible assets

Patent registration costs are recorded at cost and amortized, beginning with the first year of utilization, over its expected useful life.

Intangible assets purchased as part of the Printar and SELA acquisitions (See Note 3) were recorded at their fair value and are amortized based on their remaining estimated useful lives. Acquired in-process research and development (IPR&D) will be amortized starting at the initial date of recording revenues from the associated technology.

I.	Long-lived assets

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

J.	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to an acquisition price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company has set its annual impairment testing date at December 31. As of December 31, 2011 and 2010, based on the Company’s annual impairment test, no impairment charge was recognized.

K.	Fair values of financial instruments

The carrying amounts for cash equivalents, short-term deposits, accounts receivable, accounts payable, short-term liabilities to banks and amounts due to/from affiliates approximate fair value because of the short-term duration of those items.

The fair value of long-term liabilities to banks also approximate the carrying amounts, since they bear floating rate interest at rates close to prevailing market rates.

The contingent consideration liabilities relating to the Printar and SELA acquisitions are measured at fair value at each balance sheet date.

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

In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery assuming all other criteria for revenue recognition are met.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

The Company implements the provisions of ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multiple-element arrangements the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on management’s best estimate of their selling price where other sources of evidence are unavailable. The Company’s multiple deliverables consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months.

Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, the Company has concluded that none of its products have such embedded software.

M.	Warranty

The Company records a liability for standard product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

For the Company’s treatment of non-standard warranties, see Note 2(L) – Revenue recognition.

N.	Income taxes

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

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized uncertain income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

O.	Research and development

Research and development costs are expensed as incurred.

P.	Earnings / Loss Per Ordinary Share

Basic earnings/loss per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year.  Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options, warrants and convertible loan. (See Note 20)

For the year ended December 31, 2011 and 2010, the effect of the exercise of all outstanding Restricted Share Units (“RSUs”) is dilutive and has been included in computing dilutive earnings per ordinary share.

For the year ended December 31, 2009, the effect of the exercise of all outstanding RSUs, warrants and conversion of convertible loan is anti-dilutive, and has not been included in computing dilutive loss per ordinary share.

For the year ended December 31, 2011 the effect of the exercise of some outstanding share options is dilutive and has been included in computing dilutive earnings per ordinary share.

For the years ended December 31, 2010 and 2009, the effect of the exercise of all outstanding share options is anti-dilutive and has not been included in computing dilutive loss per ordinary share.

Q.	Share-Based Compensation

The Company accounts for its employee share-based compensation as a cost in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. (For details see Note 19)

R.	Fair Value Measurements

The Company implements the provisions of ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820"). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

T.	Business Acquisitions

On January 1, 2009, the Company adopted revised principles of ASC Topic 805, Business Combinations, related to business combinations and noncontrolling interests. The revised principles on business combinations apply to all transactions or other events in which an entity obtains control over one or more businesses. They require an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Business combinations achieved in stages require recognition of the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values when control is obtained. This revision also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, and requires direct acquisition costs to be expensed. In addition, it provides certain changes to income tax accounting for business combinations which apply to both new and previously existing business combinations. Contingent considerations arising from business acquisitions are revalued at each balance sheet date with the revaluation difference being recorded to finance income, net in the consolidated statement of operations.

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

U.	Contingent Liabilities

A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.

A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably.

V.	Government-Sponsored Research and Development

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

The Company accounts for OCS liabilities acquired in business combinations within the confines of debt obligations and as such changes in the liability from period to period, caused by changes to the estimated timing of future repayments and accrued interest, are accounted for prospectively and recorded as financial expenses (income). (See Note 16 and Note 17F)

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

W.	Recently Issued and Adopted Accounting Standards

1.
In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A).  ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates is necessary. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.  The adoption of ASU 2010-28 in 2011 did not have a material impact on the Company's consolidated financial statements.

2.
In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public entity presents comparative pro forma financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands disclosure requirements as to material pro forma adjustments. This ASU is effective as of the beginning of each reporting entity’s first annual reporting period that begins after December 15, 2010. The adoption of ASU 2010-29 did not have a material effect on the Company's consolidated financial statements.

X.	New standards and interpretations not yet adopted

1.
In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013. The Company expects that the adoption of ASU 2011-11 will not have a material effect on its consolidated financial statements.

2.
In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company will implement the provisions of ASU 2011-08 as of January 1, 2012. The Company expects that the adoption of ASU 2011-08 will not have a material effect on its consolidated financial statements.

3.
In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply the ASU prospectively for annual and interim periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements

Y.	All amounts in the notes to the financial statements are in thousands unless otherwise stated.

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

In consideration for the purchase, Camtek will pay Printar a total amount of up to $2,500; an initial payment of $500 was paid in July 2009 and with the additional consideration of $2,000 subject to certain agreed conditions and provided that such amount, if due, be paid by the later of May 2011 or upon the fulfillment of the conditions specified in the agreement. As of the balance sheet date the specified conditions had yet to be fulfilled.

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

The amortization period for the technology acquired in the transaction is 5 years. The IPR&D will be amortized over a period of 10 years starting at the initial date of recording revenues from this technology. As of December 31, 2011, the IPR&D had not commenced amortization.

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

The liability to the OCS as of the acquisition date was based on the estimated timing of future payments, discounted using the weighted average cost of capital of 22%. (See also Note 17F).

The net values of the IPR&D, technology, liability to the OCS and contingent consideration at December 31, 2011 were $1,002, $185, $(2,643) and $(1,760) respectively. (December 31, 2010 - $1,002, $257, $(2,274) and $(1,741) respectively). See also Note 10 – Goodwill and Intangible assets, net, Note 12- Other current liabilities, Note 16 – Other Long-term Liabilities and Note 25 – Fair value measurements.

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

The net values of the technology, customer relationships, liability to the OCS and contingent consideration at December 31, 2011 were $1,989, $25, $(1,871) and $(5,127) respectively. (December 31, 2010 - $2,220, $34, $(1,856) and $(4,505) respectively).

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

The Company’s unpaid restructuring liabilities as of December 31, 2011 and 2010 are presented within other current liabilities in the consolidated balance sheet.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 4 - Cash and Cash Equivalents

	Interest Rate as of	December 31,
	December 31, 2011	2011	2010
	%	U.S. Dollars
Cash in hand and in banking institutions		9,339	9,061
Deposits	1.23 – 2.15	12,529	105
Restricted		317	411

		22,185	9,577

As of December 31, 2011, approximately $200 were restricted against the Company’s foreign exchange derivatives, $90 were restricted against credit lines to banking institutions in Hong Kong (denominated in Hong Kong Dollars), and $27 in Belgium (denominated in Euro).

As of December 31, 2010, approximately $200 were restricted against the Company’s foreign exchange derivatives, $190 were restricted against credit lines to banking institutions in Hong Kong (of which $90 denominated in Hong Kong Dollars), and $21 in Belgium (denominated in Euro).

The Company’s cash and cash equivalent balance at December 31, 2011 and 2010 is denominated in the following currencies:

	December 31,
	2011	2010
	U.S. Dollars
US Dollars	17,449	3,837
New Israeli Shekels	2,077	1,725
Chinese RMB	1,243	1,802
Other currencies	1,416	2,213

	22,185	9,577

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 5 -  Inventories

	December 31,
	2011	2010
	U.S. Dollars
Components	13,323	14,382
Systems partially completed	6,654	4,334
Completed systems, including systems at customer
locations not yet sold	6,332	7,622

	26,309	26,338

Inventories are presented in:

	December 31,	December 31,
	2011	2010
	U.S. Dollars
Current assets	24,355	24,034
Long term assets	1,954	2,304

	26,309	26,338

Long term Inventory:

At December 31, 2011, $1,954 of the Company's inventory is in excess of requirements for the year 2012 based on Management’s estimate and the recent level of sales (At December 31, 2010, $2,304). This long term inventory is mainly comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory held for sale, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

Note 6 - Other Current Assets

	December 31,
	2011	2010
	U.S. Dollars
Due from Government institutions	1,537	964
Income tax receivables	132	55
Due from employees	73	93
Prepaid expenses	472	431
Advances to suppliers	31	81
Deposits for operating leases	339	197
Other	773	593

	3,357	2,414

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 7 -  Fixed Assets

	December 31,
	2011	2010
	U.S. Dollars
Land	863	863
Building	10,224	10,102
Machinery and equipment	8,930	8,690
Office furniture and equipment	5,267	5,127
Automobiles	151	176
Leasehold improvements	1,145	1,527

	26,580	26,485
Less accumulated depreciation	12,003	11,408

	14,577	15,077

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $1,911, $1,862 and $1,904, respectively.

In accordance with agreements signed in August 2010 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi, a lien has been placed on the Company’s facility in Israel. See Note 17(D).

Note 8 - Restricted Deposits

In August 2010, the Company made interest-bearing restricted deposits in connection with the issuance of an appeal bond guaranteed by Bank Leumi L’Israel in the total amount of $5,175. The deposits were for periods of six months, renewing automatically, and accrued annual interest of 0.65%. (Balance as of December 31, 2010, including interest - $5,182) See Note 17(D).

Following the Company's successful appeal in the infringement dispute with Rudolph, the appeal bond was officially released in September 2011.

Note 9 - Other Assets

	December
	2011	2010
	U.S. Dollars
Deposits for operating leases	304	460

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 10 - Goodwill and Intangible Assets, net

A.	Goodwill

	December 31,
	2011	2010
	U.S. Dollars

Balance as of December 31	3,653	3,653

As of December 31, 2011 and 2010, based on the Company’s annual impairment test, no impairment charge was recognized.

B.	Intangible assets, net

	December 31,
	2011	2010
	U.S. Dollars
Patent registration costs	1,441	958
IPR&D	1,002	1,002
Technology	2,854	2,854
Customer relationships	45	45

Intangible assets at cost	5,342	4,859

Accumulated amortization	(1,151)	(696)

Total intangible asset, net	4,191	4,163

Patent registration costs are amortized over their estimated useful life of 10 years. Customer relationships and the Legend technology are amortized over their estimated useful lives of 5 years. The remaining technologies are amortized over their estimated useful lives of 10-12 years.

Amortization expense for the years ended December 31, 2011, 2010 and 2009 amounted to $455, $400 and $236, respectively. The amortization expense for 2011 includes the write-off of patents with a net value of $24 which were abandoned (in 2010 and 2009 - $0 and $102, respectively).

As of December 31, 2011, the estimated amortization expenses of intangible assets for the years 2012 to 2016 is as follows:

Year ending December 31,	U.S. Dollars
2012	530
2013	530
2014	489
2015	447
2016	447
2,443

As of December 31, 2011 and 2010, based on the Company’s annual impairment test with respect to the acquired IPR&D, no impairment charge was recognized.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 11 - Short Term Loan

In August and December 2011 the Company received short term loans of $1,500 each from Bank Mizrahi and Bank Leumi L'Israel. The loans are for periods of nine months and twelve months, respectively and accrue interest at a rate of Libor + 3.70% and Libor + 3.8%, respectively.

In September and October 2010 the Company received short term loans from Bank Leumi L’Israel of approximately $677 and $691, respectively, denominated in New Israeli Shekels (NIS 2,500 each). The loans were each for a period of six months and accrued interest at a rate of 4.36% and prime + 1.05%, respectively. These loans were repaid in accordance with the original agreements. (Rate as of December 31, 2010 – 4.55%). See Note 17(D).

Note 12 - Other Current Liabilities

	December 31,
	2011	2010
	U.S. Dollars
Accrued compensation and related benefits	6,235	5,741
Government institutions	691	418
Income tax payables	400	536
Current maturities of OCS liability (1)	485	536
Current maturities of contingent consideration	2,475	2,554
Accrued warranty costs	1,637	1,494
Commissions	2,358	2,470
Advances from customers and deferred revenues	2,186	1,837
Accrued expenses	5,101	5,822

	21,568	21,408

Changes in the product warranty obligation are as follows:

	December 31,
	2011	2010	2009
	U.S. Dollars
Beginning of year	1,494	595	783
New warranties	3,179	2,404	1,009
Reductions	(3,036)	(1,505)	(1,197)

Balance at end of year	1,637	1,494	595

(1)	See also Note 16 – Other long-term liabilities

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 13 - Long-term loans

In August 2010, the Company received a long-term loan from Bank Leumi L’Israel in the amount of $1,300. The long-term loan is subject to certain financial covenants. See also Note 17(D).

The loan bears interest of Libor + 2.875% per annum. It is to be repaid in quarterly payments (principal and interest) over three years.

In December 2011, the Company received a further long-term loan from Bank Leumi L'Israel in the amount of $1,200. The long-term loan is subject to identical covenants to the loan described above.

The loan bears interest of Libor + 3.8% per annum. It is to be repaid in quarterly payments over two years.

In August 2011, the Company received a long-term loan from Bank Mizrahi in the amount of $2,000. The long-term loan is subject to certain financial covenants. See also Note 17(E).

The loan bears interest of Libor + 4.0% per annum. It is to be repaid in quarterly payments (principal and interest) over three years.

Principal repayments of the Company's long-term loans subsequent to December 31, 2011 are as follows:

U.S. Dollars
2012	1,700
2013	1,592
2014	500

3,792

Note 14 - Convertible Loan

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $652 and $626 as of December 31, 2011 and 2010, respectively.

3.	Severance pay expenses were $1,073, $895 and $712 in 2011, 2010 and 2009, respectively.

Note 16 - Other Long-Term Liabilities

	December 31,
	2011	2010
	U.S. Dollars
Liability for contingent consideration in respect of business combinations (1)	4,412	3,692
Liability to OCS, mainly in respect of business combinations (2)	4,627	4,192

	9,039	7,884

(1)
In accordance with ASC Topic 820 (Statement 157), the Company’s liabilities for contingent consideration in respect of the acquisitions of Printar and SELA (see Note 3 and Note 25) are measured at fair value using Level 3 inputs.

(2)
Of the total long-term liability to OCS, $4,029 is in respect of the acquisitions of Printar and SELA. As of December 31, 2011 and 2010, only the accretion of time value had affected the remaining liabilities to the OCS resulting from the acquisitions, net of royalty repayments made to the OCS.  The effective interest rate used in the capitalization of the liabilities to the OCS as of December 31, 2011 and 2010, was approximately 20%.

The remaining $598 of the liability to OCS is in respect of new grants received in 2010 and 2009.

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

As of December 31, 2011, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars

2012	1,909
2013	1,060
2014	314
Thereafter	90

3,373

Aggregate office rent expenses amounted to $968, $1,043 and $1,132 in 2011, 2010 and 2009, respectively.

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
		U.S. Dollars
2009	3,753	677	-	(404)	4,026
2010	4,026	324	-	(496)	3,854
2011	3,854	357	(359)	(1,625)	2,227

C.	Litigation

1.
On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by the Company’s competitor, Orbotech Ltd., alleging that the Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting injunctive relief and damages. The patent upon which the claim was asserted expired in February 2008. The court advised the parties to turn to mediation. The parties participated in one mediation meeting, after which they decided to end the mediation and to hold direct negotiations between them. Despite the unsuccessful direct negotiations, the court ordered another mediation meeting which was scheduled for July 2011. In the meantime, court sessions have been postponed for as long as the mediation process was supposed to continue.

On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by Orbotech Ltd., alleging infringement of a patent held by Orbotech Ltd. regarding a specific illumination block (an apparatus for illuminating and controlling the illumination of scanned objects), seeking injunctive relief and damages. The court ruled, based on a court’s scientific advisor's opinion and prime facie evidence only, that Camtek infringed the patent, and granted Orbotech a provisional remedy, i.e. interim relief, which prevented Camtek from manufacturing the allegedly infringing illumination block in suit. The patent upon which the claim was asserted expired in February 2007. At the court's recommendation, the parties held one mediation meeting, after which they have decided to conduct direct negotiations between them, without the mediator.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies (Cont’d)

C.	Litigation (cont’d)

In July 2005, the Company, together with its parent company, Priortech Ltd., filed a lawsuit in the District Court in Tel Aviv against Orbotech Ltd., in respect of damages in the amount of $4.1 million incurred by it due to a claim and a motion for injunction filed against the Company by Orbotech in May 2004, in the District Court in Nazareth. The Company believes that Orbotech’s claim and motion against it were not filed in good faith, but in order to thwart Camtek’s secondary public offering that was scheduled few days after the submission of Orbotech’s claim and motion, and was supposed to raise approximately $40 million for the Company and Priortech Ltd.

On May 31, 2011, Camtek and Orbotech, together with other third parties involved, signed an agreement for the dismissal of all three lawsuits conducted between the parties, as mentioned above, and the dismissal was approved by the District Courts in Nazareth and Tel Aviv on June 20, 2011, and by the District Court in Jerusalem on June 22, 2011.

2.
On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (“Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph", after August Technology’s acquisition by Rudolph).  This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (“’298 Patent”) and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Court also issued an injunction (“Injunction”) prohibiting future sales and marketing of the Falcon product in the United States.  On January 7, 2011, the Court found that Rudolph was entitled to an additional $645,946 in damages for Falcon sales which occurred after the time period considered by the jury.

On March 9, 2011, Rudolph filed a motion seeking enhanced damages in the amount of $322,973 for the Company’s allegedly willful post-verdict sales of the Falcon system.  Rudolph also sought $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction.

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Minnesota trial court had erred in its instructions to the jury regarding the construction/meaning of a material claim term in the asserted ‘298 Patent and vacated the finding of infringement, the damages award and the Injunction. The Court of Appeals remanded the case to the Court for a limited trial based on a corrected claim construction.  The Company now seeks dismissal of Rudolph’s infringement claims under the ‘298 Patent in the remanded proceedings. Although it is difficult to predict the outcome of a patent infringement case, the Company believes that the probability of a negative outcome in this litigation after the limited trial is less than 50% and, accordingly, no provision has been recorded by the Company. Based on Rudolph's preliminary documentation filed with the Court in connection with the limited trial, the Company currently estimates the possible range of loss in this case, if any, to be $0 to $12 million (excluding interest).

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies (Cont’d)

C.	Litigation (cont’d)

On March 26, 2012, in conjunction with the 298' patent infringement case, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation on contempt and damages in a sum of $1,291,892. A separate proceeding before the Magistrate Judge was ordered to determine attorneys' fees to be awarded in connection with the contempt charges. The Court held that some of Camtek’s communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia, were prohibited by the injunction that was then in place (as mentioned above, the injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). The Company intends to appeal this ruling. Although it is difficult to predict the outcome of this litigation, the Company believes that the probability of a negative outcome in this litigation is less than 50% and, accordingly, no provision has been recorded by the Company. Based on the awarded damages, the Company currently estimates the possible range of loss in this litigation, if any, to be $0 to $1.3 million (excluding attorneys' fees).

On December 28, 2011, Rudolph filed a complaint in the Court charging the Company with infringement of Rudolph’s U.S. Patent 7,779,528 relating to semiconductor wafer inspection technology similar to that described in the ‘298 Patent. The Company has not yet been served with a complaint in this lawsuit and therefore, at this preliminary stage, is unable to estimate the possible range of loss in this case and the effect on the Company’s activities and results of operation, if any.

3.
On March 7, 2008, a purported Class Action Complaint ("CAC"), Yuval Lapiner v. Camtek, Ltd. et al., was filed in the United States District Court for the Northern District of California on behalf of purchasers of the Company’s common stock between November 22, 2005 and December 20, 2006.  Mr. Lapiner filed a Consolidated Amended Class Action Complaint on January 2, 2009, naming the Company and certain of its directors and officers as defendants.  It alleged that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated there under, and breached fiduciary duties by making false and misleading statements in the Company’s SEC filings and press releases. The plaintiff seeked unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs. We filed a motion to dismiss the CAC, as amended, on February 17, 2009, and the Court granted this motion on June 2, 2009.  However, the Court gave plaintiff leave to amend his complaint, which he did when he filed a Second Consolidated Amended Class Action Complaint (“SAC”) on July 10, 2009.  We filed a motion to dismiss the SAC and the court granted this motion on February 2, 2011. The Court, however, gave plaintiff leave to amend his complaint which he did when he filed a Third Amended Complaint ("TAC") on April 1, 2011.  Defendants moved to dismiss the TAC and on August 31, 2011, the Court granted Camtek its third motion to dismiss and done so this time without giving the plaintiff leave to amend. Plaintiff did not appeal the court's judgment.

4.
On November 1, 2010, a lawsuit has been filed by Fish & Richardson P.C. (“F&R”) in the United States District Court for the District of Minnesota (Civil Action No. 10-4436) against the Company. The suit arises from F&R’s representation of the Company in the 298 patent action against it by Rudolph Technologies Inc., referred to above. F&R alleges that the Company owes it approximately $2.25 million in unpaid attorney’s fees arising from F&R’s representation of the Company at this trial level proceeding. The Company disputes this claim, asserting that F&R inflated its fees by defending the matter inefficiently, and that F&R charged fees which were substantially beyond the estimated legal costs provided to the Camtek periodically in advance of incurring such fees. The Company also has potential malpractice counterclaims against F&R and is in the process of evaluating whether or not to bring such claims. F&R has obtained a default judgment against the Company, after asserting that service of the Summons and Complaint was properly effected upon the Company, and the Company failed to timely answer or otherwise appear in the action. The Company only learned of F&R’s alleged service after F&R’s motion for default and has retained local counsel in Minnesota to seek to vacate the default judgment, as the Company's position was that service has in fact, never been made upon the Company. On July 14, 2011, the District Court vacated the default judgment, after which the Company has filed a motion for stay until termination of all proceedings in the above-mentioned 298 patent claim, as well as a motion for transfer of this lawsuit to the competent court in the state of New York. The Company currently awaits the District Court's decisions on these motions. The Company believes that it has good defenses and intends to aggressively defend itself from the allegations in this claim. However, it is probable that the Company could realize a loss in this matter for which the Company has estimated its potential liability to be approximately $2.25 million, which the Company accrued as of December 31, 2011.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies (Cont’d)

D.	Agreement with Bank Leumi L’Israel

In connection with the issuance of the appeal bond (See also Note 17(c)(2) above), in August 2010 the Company signed an agreement with Bank Leumi L’Israel, according to which the bank provided a bank guarantee in the amount of $8,925 in order to support the appeal bond, which was issued by a surety company in the United States, together with a long-term loan of approximately $1,300  (see Note 13 – Long-term loan).  In addition, the Company received short-term loans in the amount of approximately $1,400 (see Note 11 – Short-term loan) and factoring facilities of additional $1,300. As of December 31, 2011 these factoring facilities have not been utilized. The Company’s obligations to the bank are secured by a lien on its facility in Israel, restricted deposits in the amount of approximately $5,200 (see Note 8 – Restricted deposits) and a floating charge on its assets.

Following the Company's successful appeal in the infringement dispute with Rudolph, the appeal bond was officially released in September 2011. As such, the bank ceased to provide the guarantee and the restrictions were removed from the deposits. See Note 17 (c)(2).

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

On March 31, 2011, the Company signed an amended agreement with the bank which amended the definition of the shareholders’ equity ratio to increase the equity in the sum of the liabilities for contingent consideration and the Office of the Chief Scientist in respect of acquisitions. This amendment was retroactively effective as of December 31, 2010.

In addition, a waiver was retroactively received from the bank in respect of the maximum cash balance in the foreign subsidiary as of December 31, 2010 and as of March 31, 2011.

Accordingly, the Company was in full compliance with the amended financial covenants as of the date that the 2010 annual financial statements were signed.

In December 2011, the Company signed an amended agreement with the Bank, subject to which the covenants regarding the foreign subsidiaries and the restricted deposit in the event of non-compliance no longer apply. In addition, the Company agreed that no lien would be placed on any of its subsidiaries' assets without prior written approval from the Bank.

As of December 31, 2011, the Company was in full compliance with the amended financial covenants.

E.           Agreement with Bank Mizrahi

In July 2011 the Company signed an agreement with Bank Mizrahi for a credit facility (see Notes 11, 13). The Company’s obligations to the bank are secured by a lien on its facility in Israel and a floating charge on its assets. In addition, the Company signed a covenant agreement with the bank which requires it to comply with the following financial covenants:

At any time prior to the complete repayment of the credit, the Company is required to ensure:

•	The ratio of customers' balances and cash balances to its credit facilities including guarantees will not be less than 150%.

•	The ratio of the Company's credit facilities including guarantees to the total balance sheet will not exceed 20%.

•	Shareholders' equity will not be less than 40% of the total balance sheet.

•	Shareholders' equity will not be less than $40,000.

In the event that the Company is in breach of any of the covenants by no more than 10% it will be given two financial quarters to achieve compliance.

As of December 31, 2011 the Company was in full compliance with these financial covenants.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingencies (Cont’d)

F.	Chief Scientist

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

As of December 31, 2011 the amount of non-repaid grants received including interest accrued, in respect of Printar and SELA, amounted to $5,450 and $2,750, respectively (December 31, 2010 - $5,400  and $3,000 , respectively). The liabilities to the OCS were recorded at fair value as part of the purchase price allocation related to the acquisition of Printar and SELA and as of December 31, 2011 amounted to $2,643  and $1,871 , respectively (December 31, 2010 - $2,274 and $1,856 , respectively). (See Note 16 – Other long-term liabilities).

In 2009 and 2010, the Company received further grants in the amount of $598 from the OCS in connection with the research and development activities related to the Printar acquisition.

G.	Dispute with Chief Scientist

A dispute has arisen between the Company and the OCS in Israel in the amount of approximately $690 regarding the royalty rate to be paid in respect of certain of the Company’s supported products, the production of which has been moved to a foreign subsidiary.

Management, based on an opinion of its legal advisors, believes that the probability of an unfavorable resolution to this dispute is less than 50%. Accordingly, no accrual has been recorded in the financial statements in respect of this matter.

H.	Outstanding Purchase Orders

As of December 31, 2011, the Company has purchase orders of $13,256 (2010 -$8,050) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 18 - Concentration of Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits and trade receivables. The Company's cash equivalents are maintained with multiple high-quality institutions and the composition and maturities of investments are regularly monitored by management.

The Company relies on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of its products. The Company does not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. An interruption in supply from these sources would disrupt production and adversely affect the Company’s ability to deliver products to its customers, which could have an adverse effect on the Company’s business, revenues and results of operations.

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

Liquidity:

The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2012. If available liquidity will not be sufficient to meet the Company’s operating and loan obligations as they come due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2012. See also Note 17 (D) and Note 17 (E).

Derivative Instruments

The Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. The notional amounts and fair value of derivatives as of December 31, 2011 are:

	Notional amount	Fair value
	U.S. Dollars

Options

Buy put options (Buy dollars and Sell NIS)	18,100	69

Sell call options (Sell dollars and Buy NIS)	18,100	(603)

The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs.

Such instruments had a combined fair value loss of $(819) and gain of $277 for the years ended December 31, 2011 and 2010, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 19- Shareholders’ Equity

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

In 2008, the Board of Directors authorized a further share repurchase program Repurchases will not exceed a total aggregate price of $2,000. In 2008 1,080,757 shares were repurchased for an aggregate price of $905.

D.	Stock Option Plan

As of December 31, 2011, the Company has five stock option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

In October 2003, the Company adopted a stock option plan (the Plan) pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. The total number of options which may be granted to directors, officers, employees and consultants under this plan, is limited to 1,598,800 options. Stock options can be granted with an exercise price equal to or less than the stock’s fair market value at the date of grant. All stock options have 10-year terms and vest and become fully exercisable after 4 years from the date of grant with 30% to vest at the end of each of the first three years and the remaining 10% to vest at the end of the fourth year following the grant date.

As of December 31, 2011, there are 68,927 additional options available for grant under the Plan. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

2011 Grant

Dividend yield	0
Expected volatility	63%-65%
Risk-free interest rate	1.6%-2.8%
Expected life (years)	6

In the year ending December 31, 2011, 846,804 options were granted. No options were granted during the years ended December 31, 2010, and 2009. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $0.00, $0.00 and $40,307 respectively. The total intrinsic value of options vested at December 31, 2011 was $18,330.

The total stock option compensation expense amounted to $297, $26 and $26 in 2011, 2010 and 2009, respectively.

As of December 31, 2011, there was $1,275 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.14 years.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 19 - Shareholders’ Equity (cont’d)

D.	Stock Option Plan (cont’d)

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2011		2010		2009
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	Of	exercise
	shares	price US$	shares	price US$	Shares	price US$
Outstanding at
January 1	489,701	3.21	537,301	3.15	685,491	3.12
Granted	846,804	3.35	-	-	-	-
Forfeited	(53,400)	3.35	(47,600)	2.99	(116,200)	3.68
Exercised	(48,906)	2.98	-	-	(31,990)	0.00

Outstanding at year end	1,234,199	3.31	489,701	3.21	537,301	3.18

Vested at year end	412,395	3.26	480,701	3.19	517,301	3.15

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	shares	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2011	1,234,199	3.31	7.04	19,500

Vested and expected to vest at December 31, 2011	1,184,891	3.31	7.04	18,330

Exercisable at December 31, 2011	412,395	3.26	2.49	19,500

The following table summarizes information about share options at December 31, 2011:

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price US$	outstanding	life in years	price US$	exercisable	price US$

2.98-3.29	281,395	1.98	2.98	281,395	2.98
3	66,000	3.74	3	66,000	3
5	10,000	4.37	5	10,000	5
6.15	10,000	4.58	6.15	10,000	6.15
4.5	30,000	5.06	4.5	30,000	4.5
3.95	15,000	5.23	3.95	15,000	3.95
3.76	670,000	9.08	3.76	-	-
2.86	40,000	9.50	2.86	-	-
2.01	55,000	9.75	2.01	-	-
0.00	56,804	9.99	0.00	-	-

	1,234,199	7.04	3.31	412,395	3.26

The following table summarizes information about nonvested options at December 31, 2011:

		Weighted
		average
		grant- date
	Options	fair value

Balance at January 1, 2011	9,000	6.89
Granted	846,804	2.04
Vested	(9,000)	6.89
Forfeited	(25,000)	2.28

Balance at December 31, 2011	821,804	2.03

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 19 - Shareholders’ Equity (cont’d)

E.	Restricted Share Unit Plan

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

Total share based awards expense amounted to $120, $129 and $122 in 2011, 2010 and 2009, respectively.

The total unrecognized compensation cost amounted to $89, which is being amortized over the vesting period.

As of the balance sheet date the number of RSU’s available for grant was 638,130.

Activity under the Restricted Share Unit Plan was as follows:

	Awards	Number of	Weighted-
	available	awards	average
	for grant	outstanding	fair value US$

Balance as of December 31, 2010	583,229	805,886	0.44
Awards granted	-	-	-
Exercised	-	(391,075)	0.48
Forfeited	54,901	(54,901)	0.40

Balance as of December 31, 2011	638,130	359,910	0.42

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 20 - Earnings (Loss) Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings (loss) per Ordinary Share for the years indicated:

	Year ended December 31,
	2011	2010	2009
	U.S. Dollars (In thousands, except per share data)
Net income (loss) attributable to Ordinary Shares	$5,378	$2,816	$(11,842)

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share calculation	29,557	29,259	29,218

Add assumed exercise of outstanding dilutive potential
Ordinary Shares	452	1,101	-

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share calculation	30,009	30,360	29,918

Basic income (losses) per Ordinary Share	$0.18	$0.10	$(0.40)

Diluted income (losses) per Ordinary Share	$0.18	$0.09	$(0.40)

Note 21 - Geographic Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars
China and Hong Kong	34,113	33,614	19,512
Korea	23,233	16,621	8,391
Asia- Other	7,487	11,089	9,403
United States	11,699	10,075	5,531
Taiwan	16,458	7,862	4,763
Western Europe	6,956	4,033	3,335
Japan	4,618	3,270	1,984
Rest of the world	2,464	1,216	602

	107,028	87,780	53,521

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 22 -   Selected Income Statement Data

A.            Revenues

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars
Printed Circuit Boards and
IC substrates (1)	30,708	26,378	19,988
Microelectronics (2)	57,696	43,857	19,208
Service fees	18,624	17,545	14,325

Total Revenues	107,028	87,780	53,521

(1)	Includes sales of Printar’s products (see Note 3A).
(2)	Includes sales of SELA’s products (See Note 3B).

B.            Selling, general and administrative expenses

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars
Selling (a1)	15,614	12,370	8,530
General and administrative	8,727	8,292	9,137

	24,341	20,662	17,667

(a1) Including shipping and handling costs	1,469	1,491	965

C.            Financial income (expenses), net

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars
Interest expense	(100)	(112)	(160)
Interest income	32	14	17
Re-evaluation of other long-term liabilities
	(2,055)	(1,362)	(586)
Other, net	(777)	(18)	(223)

	(2,900)	(1,478)	(952)

Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(308), $(3) and $(124) in 2011, 2010 and 2009, respectively.

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

Out of Camtek's retained earnings as of December 31, 2011 approximately $20,800 are tax-exempt earnings attributable to its Approved Enterprise and approximately $5,300 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 ("the Investment Law") (cont’d)

As of December 31, 2011, if the income attributed to the Approved Enterprise were distributed as dividend, Camtek would incur a tax liability of approximately $5,200. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, Camtek would incur a tax liability in the amount of approximately $1,250. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise Programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law and the regulations published thereunder as well as the criteria set forth in the approval for the specific investments in the Approved Enterprises. In the event of failure to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rates and the Company could be required to refund a portion of the tax benefits already received, with respect to such Programs. As of December 31, 2011 and 2010, the Company's management believes that the Company has met the aforementioned conditions.

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
As of the December 31, 2011, the Company has not chosen the election of the Amendment to the law.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars
Income (loss) before income taxes:
Israel	677	(645)	(13,860)
Non-Israeli	5,445	4,018	2,404

	6,122	3,373	(11,456)

Income tax expense (benefit):
Current:
Israel	45	35	52
Non-Israeli	735	562	334

	780	597	386
Deferred:
Israel	-	-	-
Non-Israeli	(36)	(40)	-
	(36)	(40)	-

	744	557	386

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

E.             Income taxes included in the statements of operations:

The following is a reconciliation of the theoretical income tax expense (benefit), assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2011	2010	2009
	U.S. Dollars
Income (loss) before income taxes	6,122	3,373	(11,456)

Statutory tax rate	24%	25%	26%

Theoretical income tax expense (benefit)	1,469	843	(2,979)

Increase (decrease) in income tax expense resulting from:

Tax benefits arising from “Approved and Beneficiating
Enterprises” and preferential tax rate in China	(1,071)	(317)	(389)

Tax benefits resulting from tax loss carryforwards
and deductible temporary differences for which deferred
tax benefits were not recognized in previous years	(1,270)	(190)	-

Change in valuation allowance from tax losses and
deductible temporary differences for which deferred tax
benefits are not recorded in the current year	265	1,087	2,915

Permanent differences and nondeductible expenses,
including differences between Israeli currency and
dollar-adjusted financial statements-net	723	(760)	347

Nondeductible stock-based compensation	102	44	24

Other *	526	(150)	468

Actual income tax expense	744	557	386

Per share effect of the tax benefits arising from
“Approved and Beneficiating Enterprises” and
preferential tax rate in China:

Basic	$0.04	$0.01	$0.01

Diluted	$0.04	$0.01	$0.01

* Mainly due to foreign tax rate differential.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

F.            Income taxes included in the balance sheets

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31
	2011	2010
	U.S. Dollars
Current:
Allowance for doubtful accounts	136	348
Accrued warranty	90	63
Unearned revenue	150	5
Accrued expenses	471	158
NOL and other temporary differences *	971	784

Total gross current deferred tax assets	1,818	1,358
Valuation allowance	(1,708)	(1,304)

Current deferred tax asset, net of valuation allowance	110	54

Long-term:
Net operating losses (NOL) carryforwards	6,506	10,621
Severance pay	21	10
Fixed assets	(110)	(63)
Other Assets	(246)	(318)
Other temporary differences *	269	145

Total gross long-term deferred tax assets	6,440	10,395
Valuation allowance	(6,308)	(10,243)

Long-term deferred tax asset, net of valuation allowance	132	152

Net deferred tax assets	242	206

* Other temporary differences mainly relate to research and development expenses

Under FASB ASC Subtopic 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the future realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established to reduce the deferred tax assets to their estimated realizable value. The net change in the total valuation allowance was a decrease of $3,531 for the year ended December 31, 2011 and an increase of $1,941 and $3,257 for the years ended December 31, 2010 and 2009, respectively.

As of December 31, 2011, Camtek has not provided for income taxes on the undistributed earnings of approximately $11,790 of two of its major foreign subsidiaries since these earnings are intended to be indefinitely reinvested.  A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings.  It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

As of December 31, 2011, the Company and its subsidiaries in Israel have regular NOL carryforwards aggregating approximately $40,320 that do not expire.

As of December 31, 2011, the major foreign subsidiaries have NOL carryforwards aggregating approximately $4,979, of which approximately $3,447 will expire from 2012 to 2028 and approximately $1,532 can be carried forward indefinitely.

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

On December 5, 2011, the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

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

The annual interest rate for purposes of Section 3(j) of the Ordinance, with respect to in scope taxpayers granting a loan in NIS is 3.8%, 3% and 3.3% (unlinked) , for tax years 2011and 2010 respectively. The interest rate effective for the period from October 1, 2009 to December 31, 2009 is 3.3% (unlinked).

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

J.
The Company's Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. The subsidiaries in China were entitled to zero tax for the first two years following the earlier of either reaching profitability or 2008, and a 50% tax reduction from the standard tax rate of 25% for the following three years. The tax rate for both Chinese subsidiaries in 2011 was 12%-12.5%. The tax holidays will end in 2012 and 2013 for Camtek Electronic Technology ("CET") and Camtek Imaging Technology ("CIT"), respectively.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 23 - Income Taxes (cont’d)

K.	Accounting for uncertainty in income taxes

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

For the years ended December 31, 2011, 2010 and 2009, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2011, 2010 and 2009, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its subsidiaries in Israel file their income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, United States of America and China. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning in 2008, in addition, the Israeli tax returns of SELA are open to examination by the Israeli Tax Authorities for the tax years beginning in 2007, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1997 in Belgium, 2003 in Hong Kong and 2006 in the United States of America.

Note 24 -   Balances and Transactions with Related Parties

A.             Balances with related parties:

	December 31,	December 31,
	2011	2010
	U.S. Dollars
Accounts receivable	407	17
Due from affiliates	388	384

B.             Transactions with related parties:

	Year Ended December 31,
	2011	2010		2009
	U.S. Dollars
Purchases from Parent and affiliates	1,555	1,955		684
Interest income from Parent	31	-	*	-	*
Sales to Parent and affiliates	2,397	83		843

*  Less than $1 thousand

Unpaid balances between Parent and its subsidiaries in Israel and the Company bear interest at 5.5%.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 24 -   Balances and Transactions with Related Parties (cont’d)

B.            Transactions with related parties - (cont’d)

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

Employment Agreements with the Active Chairman and the EVP

Effective January 1, 1998, the Company entered into an employment agreement with its now Executive Vice President, Business & Strategy (“EVP”). Pursuant to changes made to this agreement in 2005, the EVP dedicates 40% of his time to work for Parent. The EVP receives from the Company 60% of a full time salary and is compensated directly by the Parent for the remaining 40% of his time. In October, 2011 the EVP's terms of employment were re-approved by the General Meeting of Shareholders for a consecutive three years period.

Effective January 1, 1998, the Company entered into an employment agreement with its now Active Chairman of the Board of Directors ("Active Chairman"). Pursuant to latest changes made to this agreement in 2010, the Chairman dedicates 25% of his time in providing consulting and management services for Parent through Amitec – Advanced Multilayer Interconnect Technologies Ltd. – a wholly owned subsidiary of the Parent ("Amitec"). The Active Chairman receives from the Company 75% of a full time salary and is compensated directly by Amitec for the remaining 25% of his time.

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

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and December 31, 2010, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in Active Markets for		Significant
			Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Liabilities
Foreign currency derivative contracts	534	-	534	-
Contingent consideration	6,887	-	-	6,887

Total Liabilities	7,421		534	6,887

		Quoted Prices in Active Markets for		Significant
			Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars
Assets
Foreign currency derivative contracts	285	-	285	-
Total Assets	285	-	285	-

Liabilities
Contingent consideration	6,246	-	-	6,246

Total Liabilities	6,246	-	-	6,246

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no significant transfers into or out of level 1, level 2, or level 3 for the year ended December 31, 2011.

CAMTEK LTD. and its subsidiaries

Notes to the Financial Statements

Note 25 - Fair Value Measurements (cont’d)

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) liabilities for the year ended December 31, 2011 and 2010:

Level 3 U.S. Dollars
Contingent consideration
December 31, 2010	6,246
Settlement of liabilities	(623)
Revaluation of fair value included in statement of operations	1,264

December 31, 2011	6,887

Level 3 U.S. Dollars
Contingent consideration
December 31, 2009	5,880
Settlement of liabilities	(263)
Revaluation of fair value included in statement of operations	629

December 31, 2010	6,246

The adjustments to fair value of the contingent consideration are recorded in the finance expense (net) in the statement of operations.

The fair value of the contingent payment for Printar as of December 31, 2011, was based on the $2,500 transaction price, discounted from the estimated payment dates to the valuation date using the weighted average cost of capital of 20.4%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales. (See also Note 3(A) ).

The fair value of the contingent consideration arrangement for SELA as of December 31, 2011, was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 18.5%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales. (See also Note 3(B) ).

Note 26 - Subsequent Events

A.	On March 26, 2012, in conjunction with the 298' patent infringement case, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation on contempt and damages in a sum of $1,291,892. See Note 17(c)(2).

Item 19.               Exhibits.

Exhibit No.	Exhibit

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
101
The following financial information from Camtek Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (ii) Consolidated Balance Sheets at December 31, 2011 and 2010; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

___________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Roy Porat
Name: Roy Porat
Title: Chief Executive Officer

Date:  April 6, 2012