Form 20-F
period 2012-12-31
CAMTEK LTD
filed 2013-04-11
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

29,896,933 Ordinary Shares, par value NIS 0.01 per share.

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

A.           Selected Consolidated Financial Data.

We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2012, 2011 and 2010, and "Selected Balance Sheet Data" as of December 31, 2012 and 2011 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2009 and 2008 and "Selected Balance Sheet Data" as of December 31, 2010, 2009 and 2008 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	66,929	88,404	70,235	39,196	62,135
Service fees	17,618	18,624	17,545	14,325	13,328
Total revenues	84,547	107,028	87,780	53,521	75,463
Cost of revenues:
Cost of products sold	35,908	48,039	38,464	25,069	37,073
Cost of services	11,574	11,549	10,897	10,970	10,542

Total cost of revenues	47,482	59,588	49,361	36,039	47,615
Gross profit	37,065	47,440	38,419	17,482	27,848

Research and development costs	12,916	14,077	12,906	10,319	12,801
Selling, general and administrative expenses	21,138	24,341	20,662	17,667	24,834
Impairment charge in respect of goodwill and other intangible assets	3,031	-	-	-	-
Total operating expenses	37,085	38,418	33,568	27,986	37,635
Operating income (loss)	(20)	9,022	4,851	(10,504)	(9,787)
Financial (expenses) income, net	233	(2,900)	(1,478)	(952)	1,000

Income (loss) before income taxes	213	6,122	3,373	(11,456)	(8,787)
Income taxes	(210)	(744)	(557)	(386)	(770)

Net income (loss)	3	5,378	2,816	(11,842)	(9,557)

Earnings (loss) per ordinary share:
Basic	0.00	0.18	0.10	(0.40)	(0.32)
Diluted	0.00	0.18	0.09	(0.40)	(0.32)

Weighted average number of ordinary shares outstanding:
Basic	29,849	29,557	29,259	29,218	29,916
Diluted	30,013	30,009	30,360	29,218	29,916

	Year Ended December 31,
	2012	2011	2010	2009	2008
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	18,867	22,185	9,577	15,802	15,949
Short-term deposits	7,160	4,100	-	-	-
Restricted deposit	-	-	5,182	-	-
Total assets	99,008	104,757	96,271	79,415	84,735
Bank credit	6,252	6,792	2,600	-	-
Convertible loan	-	-	-	1,666	3,333
Total liabilities	38,671	44,824	42,279	28,394	22,020
Additional paid in capital	61,415	61,014	60,452	60,279	60,281
Shareholders’ equity	60,337	59,933	53,992	51,021	62,715
Ordinary issued and outstanding shares	29,896,933	29,717,964	29,277,983	29,235,743	29,135,108

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

The semiconductor industry as well as the printed circuit board (“PCB”) and the integrated circuit substrate (“IC substrate”) industries are characterized by cyclicality. During the second half of 2008 and the first half of 2009 our markets experienced a significant downturn, as a result of the severe global economic recession and industry overcapacity. During the second half of 2009, through 2010 and until the end of the third quarter of 2011, we experienced continued growth due to the increased capacity and demand in the markets in which we operate. However, 2012 was a volatile year which ended in a relatively slow pace of business, and we anticipate that the current slow pace of business will continue to be reflected in our results during the first or second quarter of 2013.

The occurrences of cyclical downturns in our industries are very difficult to predict. In the event of a reduction in demand during cyclical downturns we may have only a limited ability to reduce expenses without harming our ability to rapidly grow when our markets recover and demand increases again. For example, in order to maintain such ability, we are required to incur significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during downturns or capacity adjustments affecting the markets we serve.

We have incurred major losses in past years and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems.

In 2012 we recorded net income of $3 thousand after recording net income of $5.4 and $2.8 million in 2011 and 2010, respectively. Despite having had net income in 2012, 2011 and 2010, we incurred net losses of $11.8 million, $9.6 million and $7.7 million in 2009, 2008 and 2007, respectively. We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

In 2012 our operations provided $4.0 million in cash. In 2011 our operations provided $9.8 million in cash and in 2010 we used $0.04 million in cash. On December 31, 2012, we had cash and cash equivalents of $18.9 million, in addition to which we had $7.2 million in short-term deposits, against which are bank loans of $6.3 million. We may use cash in our operations during 2013 for working capital and investment activities and may continue to incur significant additional legal expenses and other costs associated with certain patent infringement actions all of which may reduce our available cash resources and harm our operations. See below “Our products may infringe on the intellectual property rights of others, which could result in claims against us. Our existing patent infringement claims expose us to costs and risks".

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

Competition in the markets we serve is intense. During market downturns competition is intensified due to the reduced demand for the products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as more favorable payment terms to our customers and a corresponding decline in cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected. If we have to implement more favorable payment terms to our customers, our cash flow may be adversely affected.

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

Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

•	customer budget cycles and installation schedules;

•	the size, timing and shipment of substantial orders;

•	lack of visibility / low levels of backlog from the preceding quarter;

•             product mixes;

•	product introductions and the penetration period of new products;

•             timing of evaluation and qualification of our products by new customers;

•	rapid shifts in industry capacity;

•	pricing of our products;

•	timing of new product upgrades or enhancements;

•	interest and exchange rates;

•	possible impairment of goodwill and other assets; and

•	legal expenses and the impact of legal actions.

We have expanded and may attempt to further expand our activity in the markets in which we operate through merger and acquisition (M&A) activity. Such activity has resulted and may further result in operating difficulties, losses and other adverse consequences.

In 2009, we invested in the development of two potential new growth engines by acquiring the assets and certain liabilities of Printar Ltd. (“Printar”) and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. (“Sela”), both Israeli companies (see below in Item 4.B - Business Overview – "Our Business").  We may, in the future, continue to acquire businesses and assets. Our existing operations, as well as any future acquired businesses or assets, could involve numerous risks, including: post-merger integration difficulties; diversion of management's attention from our core business and operations; failure to estimate the acquired businesses’ future performance and failure to execute on such expectations; failure to launch new products to our existing or new markets; inaccurate evaluation of expected competition and/or the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations.

Currently we invest substantial resources in the development of our TEM sample preparation tool for the semiconductor industry (see Item 4.B – Business Overview – Product Lines- Sample preparation systems- Xact) and our digital material deposition system for the PCB industry; both products originated in whole or in part from the acquisitions of Sela and Printar and in both cases the extent of actual growth derived from said products did not meet our expectations. If we fail to successfully conclude the development at the rate we expect or if our prospective customers adopt other products or use alternative technologies, our future growth and our results of operations may be adversely affected.

In addition, principally as a result of acquisition activity, our future results of operations may be influenced by the possibility of impairment charges being incurred as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5 below - “Critical Accounting Policies“). In 2012 we recorded an impairment of goodwill and IP R&D in the amounts of $575 thousand and $957 thousand, respectively, related to the Printar acquisition and an additional impairment of goodwill in the amount of $1.5 million related to the Sela acquisition (see Note 9– Goodwill and Intangible Assets, Net, of the financial statements). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

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

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs.  Excess inventory due to customers' demands for a short lead-time can also lead to material inventory write-offs.

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial penetration period for several new products such as the Xact product line (see Item 4.B – Business Overview – Product Lines), and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features.  Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, cash flow and results of operations.

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

The majority of our sales are in the Asia Pacific region. In 2012, our sales in the Asia Pacific region accounted for approximately 79% of our total revenues, of which approximately 30% of our total revenues were from sales in China and Hong Kong, 20% from sales in Korea and 13% from sales in Taiwan. In addition, parts of the manufacturing and assembly of our AOI systems for the PCB industry are made in our manufacturing facility in Suzhou, China. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability, intensified by the earthquake and tsunami events that occurred in March 2011. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

Our products may infringe on the intellectual property rights of others, which could result in claims against us. Our existing patent infringement claims expose us to costs and risks.

Third parties, including our competitor August Technology Corporation’s (today Rudolph Technologies Inc.), have asserted claims, and may assert additional claims in the future, that we have violated their patents or that we have infringed upon their intellectual property rights. Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management’s attention from our business. Successful claims against us could limit our ability to sell products in certain jurisdictions; see in Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" below.

Without derogating from the generality of the above, we cannot guarantee that we will ultimately prevail against Rudolph Technologies Inc. patent infringement claims. If Rudolph were to succeed with its infringement actions, it could have a negative impact on our business by impairing our ability to sell some of our AOI systems in the United States and could result in monetary damages being assessed against us which will affect our profitability and liquidity. Rudolph’s actions have already subjected, and may continue to subject, us to significant legal and other defense costs, which would impact our cash resources and profitability.  In the event that we do not prevail against these claims, we may also be liable for court costs and attorney’s fees incurred by the claimants in these litigations (see Item 8.A –"Consolidated Statements and Other Financial Information"- "Legal Proceedings"- "Litigation with Rudolph Technologies Inc.").

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

Our future success will depend on our ability to enhance our existing products and to develop and introduce new technologies for the markets in which we operate. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to keep pace with technological changes, with products offered by our competitors or with emerging industry standards, our ability to attract new business and generate revenues may be damaged.

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

While a portion of our manufacturing is performed in our production facilities in Israel and in China, we outsource some of our manufacturing processes to a contract manufacturer that is located in Israel ("Contract Manufactures"). From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturer. In addition we rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide ("Key Suppliers").

Although we believe that our Contract Manufacturer and Key Suppliers have sufficient economic incentive to perform our manufacturing, the resources devoted to these activities are not within our control, and we cannot assure you that manufacturing problems will not occur in the future. In addition, the operations of our Contract Manufacturer and Key Suppliers are not under our control, and may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components.  These delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our Contract Manufacturer and Key Suppliers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner.

We may encounter difficulties in purchasing key components and subsystems, or overestimate our needs, to meet customer demand.

 In the current highly competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. These suppliers and subcontractors cannot always supply such components and subsystems within the time frame demanded by our customers. Therefore, we are required to predict future demands. We believe that we have sufficient inventory to fill our customers' orders on time. However, if market conditions rapidly change and customer demand increases, we will be required to order additional components and subsystems. If our suppliers and subcontractors are unable to timely meet our increased demand, we might not be able to adequately meet our customers’ demands. Our inability to satisfy any increase in customer orders could result in the loss of sales and could cause customers to seek products from our competitors.

We may also overestimate or incorrectly estimate the product mix of our future needs, which could result in an excess inventory of certain components and subsystems.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We differentiate our products and technologies from those of our competitors by using our proprietary information for the development of our products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia Pacific region, that provide less protection to intellectual property than that provided under U.S., European or Israeli laws.  In addition, we have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry, where the intellectual property laws may not be strictly enforced. Therefore, potential risk may be associated with the protection of our intellectual property which in turn may affect our competitive advantage.

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

Our corporate headquarters is located in Migdal Ha’Emek, in the northern part of Israel. Any event affecting this site, including a natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our ability to fulfill manufacturing demands and generate revenues, thus negatively impacting our business (see also “We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor” above and “Conducting business in Israel entails special risks” below).

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

Priortech beneficially holds approximately 57% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern, David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien ("Founding Members") are parties to that certain voting agreement dated March 26, 1992, governing inter-alia joint voting at Priortech's general meeting of the shareholders and the right of first refusal among themselves. As of March 20, 2013 the Founding Members or their heirs aggregately hold 37.4% of the voting power at Priotech's general meeting of the shareholders and as such may be deemed to control Priortech.

Our relationship with Priortech may give rise to conflicts of interest.

We purchase products from, or sell products to companies controlled by Priortech Ltd., our principal shareholder, directly or indirectly, or in which Priortech has substantial holdings, and act jointly with such companies with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite our efforts to obey by Israeli law procedural requirements, including special board of directors, audit committee and at some occasions shareholder approvals for interested party transactions, we cannot be certain that the possible detrimental effects of any of these transactions and activities be eliminated. In addition, Mr. Rafi Amit acts as the Active Chairman of the Board of Directors of the Company, on a 75% basis, as well as acting as Priortech’s Chairman of the Board of Directors and providing consulting and management services to Priortech on a 25% basis. Mr. Yotam Stern, our Executive Vice President, Business & Strategy, holds several other positions in the Priortech group including the position of chief executive officer at P.C.B Technologies Ltd., an Israeli public company controlled by Priortech. For more details regarding our senior management arrangements, see Item 6 B below - "Compensation – Employment Agreements".

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

Based on an analysis of our assets and income, we believe that in 2012 we were not a PFIC. We currently expect that we will not be a PFIC in 2013. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2013 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see in Item 10.E below “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company".

Our share price has been volatile in the past and may continue to fluctuate in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past. During the period from January 1, 2012 through March 24, 2013, the closing price of our ordinary shares ranged from $1.35 to $2.84 (See Item 9 A below- "Price History of Ordinary Shares"). Our ordinary shares may experience significant market price and volume fluctuations in response to factors, some of which are beyond our control, such as the following:

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

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities, and one was brought against us.    Although this claim was dismissed, we cannot assure that similar complaints would not be filed in the future.

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

Our principal offices, sole research and development facility and one of our manufacturing facilities are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a significant downturn in the economic or financial condition of Israel; and

•	a full or partial mobilization of the reserve forces of the Israeli army.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In July 2006 there were extensive hostilities along Israel's northern border, with Lebanon, in proximity to where we are located, and during the past five years Israel was engaged in several armed conflicts in the Gaza Strip. None of the above had any material impact on our operations. Further, since the beginning of 2011 there has been political turmoil and outbreaks of violence throughout the Middle East, such as in neighboring Syria, some of which ended in a revolutionary change of governments, such as in neighboring Egypt and Libya. The effects of the aforementioned political turmoil are yet to unfold but contribute to the general atmosphere of instability in the region. In addition, the threat of Iran becoming armed with nuclear weapons, with all that it entails, has gradually intensified in the last couple of months. Increased hostilities, current and future armed conflicts, further adverse developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions, from the Approved Enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar programs in the future, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund those tax benefits already received, if any. These programs and tax benefits may not be continued in the future at their current levels, and our requests for tax exemption on income from our manufacturing facilities may not be approved.

The government grants we received for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel.

From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade (the “OCS”), for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we had fully repaid our previously received grants from the OCS. Sela and Printar, from which we acquired businesses and assets, also received OCS grants. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring outside of Israel rights in the technology developed with the grants and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay a further significant amount of royalties than the terms of the grants required, unless the amount of production outside Israel is less than 10% of the total production of those products from inception of their production until cessation thereof. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

In 2010, a dispute has arisen between us and the OCS in Israel with respect to an amount of approximately $0.7 million regarding repayment of an increased amount of grants pertaining to certain of our products, the manufacturing and assembly of which has been moved to a foreign subsidiary. Based inter-alia on the nature and/or quantities of products manufactured or assembled by our foreign subsidiary and in conjunction with the opinion of our legal advisors, we believe that the probability that we will be required to pay this amount is less than 50%. Accordingly, no provision has been recorded in our financial statements in respect of this matter.

Sela received government grants from the OCS for the financing of a significant portion of its product development expenditures in previous years. As of December 31, 2012 the amount of unpaid grants received, including interest accrued by Sela, amounted to $2.6 million. As part of the acquisition of Printar’s assets and certain liabilities, we assumed Printar’s liability to the OCS. In addition, in 2009 and 2010 we received additional grants with respect to the development programs of the digital material deposition systems in the amount of $0.6 million. As of December 31, 2012, the amount of unpaid grants received, including interest accrued by Camtek and the liabilities assumed from Printar but not the amounts accrued by Sela, amounted to $6.3 million.

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

A.           History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987. We operate under the Israeli Companies Law. See below in Item 4.C “Organizational Structure”.

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

In 2009 we entered into two new fields of activity: in June 2009 we acquired assets and certain liabilities of Printar, which was engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connection pads uncovered (currently under further development), and the Legend, designated for the application of identification nomenclature on certain PCB, commonly used in the PCB industry. We are not manufacturing new Legend systems, but still support an installed base of more than 28 active Legend systems and sell ink products used by Legend systems. Printar's technology could also be used in the future for various other applications in the field of electronic manufacturing. In 2012 we recorded an impairment of goodwill and IP R&D in the amounts of $575 thousand and $957 thousand, respectively, related to the Printar acquisition (see Note 9 – Goodwill and Intangible Assets, Net, of the financial statements).

In 2009 we also completed the acquisition of Sela, which is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Many of the systems developed by Sela are located at leading semiconductor fabrication facilities. Sela developed the Xact, a TEM sample preparation tool using AIM technology. The first Xact system was sold in the first quarter of 2009, and sales of this system continued in 2010 and 2011. The second generation of Xact was introduced in the fourth quarter of 2011, and is still undergoing modifications and improvements in order to assure full compliance to customers’ demands. In 2012 we recorded an impairment of goodwill in the amount of $1.5 million related to the Sela acquisition (see Note 9– Goodwill and Intangible Assets, Net, of the financial statements).

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

B.           Business Overview.

Our Business

Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customers’ latest technologies in the semiconductor and PCB and IC substrate industries.

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

Sela's customers include major semiconductor fabrications, including top 20 companies, as well as leading research institutes. We have recently, however, concluded that: (i) our Xact systems would require us to conduct additional development efforts in order to assure full customer compatibility and (ii) at this stage the market environment for SELA products is relatively weaker than expected.  Accordingly, in 2012 we recorded an impairment of goodwill in connection with the Sela acquisition.

 Printar Ltd. was engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the PCB industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connecting pads uncovered (“SM”) and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry (“Legend”). Printar introduced its first Legend system eight years ago and maintains an installed base of more than 28  active Legend systems.

Printar’s technology provides a high performance one-step, environment-friendly and relatively low-cost process, in comparison with traditional printing methods. The technology can also be applicable in the future to various other applications in the field of electronic manufacturing.

The SM technology continues to be under development. The development period of the SM technology is taking longer than anticipated to bring the products to market. Accordingly, in 2012 we recorded an impairment of IP R&D and goodwill in connection with the Printar acquisition. Once our SM digital printing system ("GreenJet") is fully commercialized, the acquisition of Printar's assets should enable us to offer to our customers in the PCB industry a broader range of products, while relying on our existing operational, R&D and sales and marketing infrastructure.

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

The trend towards compact, high-performance and highly reliable electronic products, such as mobile and smart phones, notebook computers, tablets, digital cameras, drives the demand for increased complexity and miniaturization of PCBs. In response to this demand, PCB manufacturers are producing multi-layer PCBs with increasingly narrower and denser lines, as well as boards with higher layer counts. Multi-layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi-layer boards are continuing to evolve with new technologies. Currently, high-end PCBs (excluding substrates) use conductive lines and spaces of 25 to 120 µm (microns) (0.002 to 0.005 inch). The scan time required to inspect a given PCB surface increases substantially in relation to the reduction in line width.

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

Traditional legend printing on PCBs, as described above, includes screen-printing and photo imaging, while traditional Solder Mask (SM) application includes SM coating, in various methods, and photo imaging. Traditional SM applications involve high production costs, time-consuming procedures and several production steps. If and when available, Camtek's Digital Material Deposition (DMD) - SM printing would allow significant simplification of the SM process, which leads to faster cycle time, higher registration accuracy and reduces operational costs.

 The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drive the semiconductor industry to produce ICs requiring more input/output connections. These dies must fit into smaller packages. The IC substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the IC die, providing it mechanical and electrical connection to the PCB. These substrates feature conductive lines that are 8 to 25 µm (microns) in width. Although IC substrates are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

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

Gannet

        The Gannet system is designed for the front end market of the semiconductor industry. In semiconductor device manufacturing dozens of fine pattern layers are exposed onto a wafer. Those patterns are then inspected after each set of exposure and development to ensure the patterns are formed with the required design accuracy. The Gannet’s advanced algorithms and inspection capabilities enable it to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several production processes.

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

Xact

The Xact performs cutting-edge TEM and STEM (Scanning transmission electron microscopy) sample preparation in line with the semiconductor and nanotechnology roadmap requirements for next generation physical failure analysis and characterization. The Xact utilizes AIM technology, delivering excellent sample quality, significantly reduced turnaround times and enhanced productivity. AIM is superior to the traditional FIB technology; it can reduce lamella thickness below 20 nm over a large area with high precision, artifact-free quality and higher throughput. Xact introduces a twin-beam solution configured for more artifact-free sample clarity and precise end-point detection.

EM3i

A dedicated, automated, time-saving and user-friendly system, usually sold in conjunction with the Xact systems, enabling TEM and SEM sample preparation for both cross section and plan view in a wide range of applications. Featuring a cryo-cooled, dry sawing process, the EM3i system prepares specimens of either crystalline or amorphous materials. The output sample is mounted onto a compatible stub or standard TEM mount that allows rework.

PCB and IC Substrate Industry AOI Systems

Our AOI products for this industry consist of five product lines: the Phoenix, Dragon and Orion for the inspection of inner and outer layers of PCB panels and ultra-fine-line IC substrate and large area masks (LAM) dedicated for inspection of artwork.

Phoenix

The Phoenix product family, introduced in November 2011, is designed to support a broad range of the most demanding PCB and IC substrate applications, while keeping pace with the dynamic technology changes in the industry. It enables customers to increase AOI room total yield and offers high performance in all AOI aspects. The Phoenix product family is enhanced with Spark - Camtek's unique and powerful detection engine providing high detection capabilities, while minimizing false calls. Spark's open architecture software enables easy adaptation to new applications and technology, and supports critical dimensions detection.

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

*           PVS-200 is designed for the verification of IC substrates (strips or units) and HD panels after they were inspected by the Pegasus (our AVI system which was designed for final inspection (AFI) of IC substrates and high density interconnect (HDI) panels) (see below "Sales, Marketing and Customer Support").

Direct Digital Material Deposition (DMD)

INK

Camtek manufactures and distributes ink specially designed for utilization by Legend systems designed for high-performance digital legend printing technology.

Our customer base includes the majority of the largest PCB manufacturers worldwide and 25 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDM) and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located in 34 countries throughout Asia, Europe and North America. In 2012, 2011 and 2010, no individual customer accounted for more than 10% of our total revenues. In the IC substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our IC substrate customers are located predominantly in Taiwan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices. In the front end market of the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the device manufacturing processes.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars (In thousands)
China and Hong Kong	25,008	34,113	33,614
Korea	17,004	23,233	16,621
Other Asia	10,739	7,487	11,089
United States	9,482	11,699	10,075
Taiwan	11,292	16,458	7,862
Western Europe	6,998	6,956	4,033
Japan	2,370	4,618	3,270
Rest of the world	1,654	2,464	1,216

Total	84,547	107,028	87,780

                The following table shows our revenues classified by our sales to both industries and our sales from services for each of the last three years:

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars (In thousands)
PCB and IC substrates (1)	16,479	30,708	26,378
MEP (2)	50,450	57,696	43,857
Service Fees	17,618	18,624	17,545

Total Revenues	84,547	107,028	87,780

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

In the last two years, we signed several distribution rights agreements with different Japanese, European and North African companies, under which these companies sell, install and support our products in Japan, Europe and North Africa, respectively.

In 2009 we signed a memorandum of understanding (MOU) with Utechzone Co Ltd., our former competitor in the field of automated inspection of finished IC substrates. In accordance with the terms of the MOU, we were entitled to exclusively distribute, install and support Utechzone's Automatic Visual Inspection (AVI) systems designated for detection of defects on surface of finished printed circuit boards or finished substrates for integrated circuit carriers systems. As a result of the MOU we ceased the development and marketing of our then existing AVI systems product line (commercially known as the "Pegasus" product line). We recorded our first sale under the MOU in the first quarter of 2010. As of fourth quarter of 2012, Utechzone breached the provisions stipulated in the MOU causing an impact on our revenues and profitability in 2012 and first quarter of 2013.

As of December 31, 2012, 43 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region in the last couple of years, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

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

We take various measures to secure customers’ payment on a case by case basis by means of letters of credit, bank notes and credit checking.

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to twelve weeks. We utilize subcontractors for the production of subsystems. Since the beginning of 2010 our Falcon and Condor systems are manufactured by a single contractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months of inventory of critical components used in the manufacture and assembly of our products. During times of rapid increase in demand in the PCB and semiconductor industries, the delivery time of suppliers in these industries is extended.  However, to date, we have been able to obtain sufficient units of these components to meet our needs in a timely fashion.

We have two manufacturing facilities: one in Migdal Ha’Emek, Israel, and another one in Suzhou, China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry.

 Competition

The markets in which we operate are highly competitive. In the semiconductor industry, our primary competitor is Rudolph Technologies Inc., with additional competitors including KLA-Tencor Corporation and several Japanese competitors whom we face mostly in Japan – Topcon Corporation, Toray Industries, Inc., Hitachi Ltd. and Nidec Tosok Corporation. Sample preparation competitors are FEI Company, Hitachi Ltd., SII Nanotechnology Japan, and Carl Zeiss, Inc. In the PCB and IC substrate industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., ATI Electronics Pty Ltd., Shirai Electronics Industrial Co. Ltd. and local AOI vendors in China and Taiwan. DMD competitors include Orbotech Ltd, First EIE SA and MicroCraft K.K.

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

•	Fast response to evolving customer needs;

•	Ability to maintain competitive pricing;

•	Product compatibility with customer automation environment; and

•	Strong pre and post-sale support (applications, service and training) deployed in immediate proximity to customer sites.

We believe that we compete effectively on all of these factors.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2012	2011	2010
	(dollars in thousands)
Building and leasehold improvements	98	811	1,193
Machinery and equipment*	2,040	215	41
Office furniture and equipment	1,535	140	311
Total	$3,673	$1,166	$1,545

* including transfer of inventory to fixed assets in the sum of $1,638, $347 and $(141) in 2012, 2011 and 2010, respectively.

Material Effects of Governmental Regulations

            The following EU directives, which represent the European standard required in order to sell in Europe, apply: Machinery Directive 2006/42/EC and EMC 2004/108/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor manufacturing and packaging industry and production equipment producers, apply: SEMI S-2 (safety requirements for sale of equipment in the semiconductor manufacturing and packaging industry) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor manufacturing and packaging industry). We comply with the above-mentioned governmental regulations during the systems' design process, which is conducted in accordance with the Company's quality assurance manual ISO9001:2008. In addition, all types modules of systems are tested by independent laboratories that certify their compliance with these governmental regulations and have required  accreditation.

C.           Organizational Structure

Priortech Ltd., our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of IC substrates. Based on sales, PCB Technologies Ltd., a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds approximately 57% of our outstanding ordinary shares. Our revenues from sales to affiliated and subsidiaries of Priortech, totaled $142,000, $2,397,000 and $83,000 in 2012, 2011 and 2010, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

 The following table shows the Company's subsidiaries, all of which are wholly owned by us (except for Camtek HK  Ltd., in which Priortech Ltd., our controlling shareholder, holds no more than one percent of the voting rights) or by our subsidiaries, together with each subsidiary's jurisdiction of incorporation, as of the date of this report.

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
CAMTEK (EUROPE) NV	Belgium
Camtek Electronic Technologies (Suzhou) Co. Ltd. (CET)	China
Camtek Imaging Technology (CIT)	China
SELA - Semiconductor Engineering Laboratories Ltd	Israel
Sela Semiconductor Engineering Laboratories Inc.	California, USA
Camtek Japan Ltd.	Japan
Camtek Taiwan Ltd.	Taiwan
Camtek South East Asia Pte ltd.	Singapore
Camtek Korea Ltd.	South Korea
Penta-I Ltd.	Israel

D.	Property, Plants and Equipment

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

Aggregate office rent expenses in 2012 amounted to approximately $1.0 million.

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

We sell our systems internationally. The majority of sales of our systems in 2012 were to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan. This fact is due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in the region.

In 2012, our sales to customers in the Asia Pacific region accounted for approximately 79% of our total revenues, including approximately 30% of our total revenues from sales in China and Hong Kong, 20% in Korea and 13% in Taiwan. We expect this trend of the major portion of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

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

From the first quarter of 2010 until the fourth quarter of 2012 we have been actively engaged in the distribution, installation and support of our former competitor Utechzone's Co Ltd., Automatic Visual Inspection (AVI) systems designated for detection of defects on surface of finished printed circuit boards or finished substrates for integrated circuit carriers systems. As of the fourth quarter of 2012, Utechzone breached the provisions stipulated in the memorandum of understanding governing our mutual relationship causing an impact on our revenues and profitability in 2012 and first quarter of 2013. As of the date of this Annual Report we are unable to assess when and if our business relationship with Utechzone will be restored or the potential impact of above mentioned on our future business results in 2013

Critical Accounting Policies

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

Our revenue recognition policy requires that we use judgment to determine whether collectability is reasonably assured. Judgment is used for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer’s payment history and its financial strength, as demonstrated by its financial reports or through a third-party credit check. In some cases, we secure payments by a letter of credit or other instruments.

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

In the years 2012, 2011 and 2010 we wrote-off inventory in the amount of approximately $2 million, $1 million and $0.2 million, respectively. The write off amounts are included in the line item “Cost of products sold", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $2 million in 2012 related to: (i) $1.4 million due to inventory and items associated with product lines of Xact and EM3 products which were deemed obsolete; and (ii) $0.6 due to damaged, obsolete, excess or slow moving inventory.; the write-off in the amount of $1 million in 2011 related to:  (i) $0.5 million due to a strategic decision by the Company to discontinue certain old products; and (ii) $0.5 million due to slow moving inventory and items deemed obsolete. Inventory that is not expected to be converted or consumed in 2013 is classified as non-current. As of December 31, 2012, a $7.1 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Business Acquisitions. On January 1, 2009, we adopted revised principles of ASC Topic 805, Business Combinations, related to business combinations and non-controlling interests. The revised principle on business combinations applies to all transactions or other events in which an entity obtains control over one or more businesses. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This revision also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, and requires direct acquisition costs to be expensed. In addition, it provides certain changes to income tax accounting for business combinations which apply to both new and previously existing business combinations. The long-term liabilities arising from the business acquisitions are revalued at each balance sheet date with the revaluation difference being recorded to finance income, net line item in the consolidated statements of operations. In April 2009, additional guidance was issued which revised certain business combination guidance related to accounting for contingent liabilities assumed in a business combination. We have adopted this guidance in conjunction with the adoption of the revised principles related to business combinations. We applied the revised principles to the acquisitions of Printar and Sela (See also in Item 3 above- "We have expanded and may attempt to further expand our activity in the markets in which we operate through merger and acquisition (M&A) activity. Such activity may result in operating difficulties, losses and other adverse consequences”).

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

Intangible assets as part of a business combination are recorded at their fair value and amortized based on their estimated revenue producing life span. Acquired in-process research and development is amortized starting at the initial date of recording revenues from the associated technology. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. In 2012 we recorded an impairment of goodwill and IP R&D in the amounts of $575 thousand and $957 thousand, respectively, related to the Printar acquisition and an additional impairment of goodwill in the amount of $1.5 million related to the Sela acquisition (see Note 9 – Goodwill and Intangible Assets, Net, of the financial statements).

Goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets). We have set our annual impairment testing date at December 31. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit (see also "Intangible assets" above).

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2012. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Recently Issued and Adopted Accounting Standards

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company implemented the provisions of ASU 2011-08 as of January 1, 2012. The adoption of ASU 2011-08 did not have a material effect on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Company implemented the provisions of the ASU prospectively as of January 1, 2012. The adoption of ASU 2011-04 in 2012 did not have a material effect on the Company's consolidated financial statements.

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

Results of Operations

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Revenues. Revenues in 2012 decreased by 21% to $84.5 million from $107 million in the year ended December 31, 2011. In 2012, sales to the PCB and IC substrate and MEP industries decreased by 46% and 13%, respectively, compared to previous year. Sales of all products decreased by 24% to $67.0 million in the year ended December 31, 2012, from $88.4 million in the year ended December 31, 2011. The decrease in sales is attributed mainly to the recent economic downturn in the markets we serve which negatively impacted our customers spending patterns. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

Service fees decreased by 5% to $17.6 million in the year ended December 31, 2012, from $18.6 million for the year ended December 31, 2011 mainly as a result of a decrease in Legend related service revenues.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit decreased by $10.4 million to $37.0 million in 2012 from $47.4 million in 2011, representing a decrease of 22%. Our gross margin decreased to 43.8% in 2012, compared to a gross margin of 44.3% in 2011, primarily due to decreased revenues as described above and the level of fixed costs included in the cost of goods sold. In addition, in 2012 we reported an inventory write-off in the amount of approximately $2 million compared with an inventory write-off in the amount of $1 million reported in 2011.  Our gross profit on product sales decreased by $9.4 million to $31.0 million in 2012, compared to $40.4 million in 2011. Our gross profit on service revenue decreased by $1.1 million in 2012 to $6.0 million, compared to $7.1 million in 2011, primarily due to the fixed costs associated with services, which were not reduced to reflect the decrease in sales.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2012 were $12.9 million compared to $14.1 million in 2011. Research and development expenses decreased in 2012 by $1.2 million, primarily due to reductions in salary expenses and in payments to sub-contractors.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses decreased by 13% to $21.1 million in 2012 from $24.3 million in 2011. Selling expenses have decreased mainly due to the variable expenses associated with the decreased revenues, as described above as well as income resulting from a legal dispute, the outcome of which was more favorable than originally provided for.

Impairment charge in respect of goodwill and other intangible assets. During the fourth quarter of 2012, due to certain developments in business and in research and development activity of the project during the year, we reviewed the business outlook of the Xact project, made certain personnel changes and decided to cease our marketing efforts of the legacy product, which resulted in an impairment of our goodwill with respect to SELA. Accordingly we recorded an impairment charge of $1.5 million. In addition, during the fourth quarter of 2012, due to delays in the development activity of GreenJet during the year, we reviewed the business outlook of the DMD project, made certain personnel changes and decided to delay our marketing efforts which resulted in an impairment of our goodwill and IPR&D with respect to DMD. Accordingly we recorded an impairment charge of $575 thousand and $957 thousand, respectively. No impairment charges were recognized in 2011 or 2010.

Financial  Expenses, Net. We had net financial income of $0.2 million in 2012, as compared to net financial expenses of $2.9 million in 2011. These changes relate mainly to income recorded in 2012 of $0.4 million related to a revaluation of contingent consideration and certain future liabilities recorded with respect to business combination of Printar and Sela, compared to expenses of $2.1 million in 2011. Foreign currency income, net, resulting from transactions not denominated in U.S. Dollars, amounted to $84 thousand in 2012 compared to expenses of $308 thousand in 2011.

Provision for Income Taxes. Income tax expenses in 2012 were $0.2 million compared to $0.7 million in 2011, mainly due to decreased revenues.

Net Income. We realized net income of $3 thousand in 2012 compared to $5.4 million in 2011, in light of the factors discussed above.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Revenues. Revenues in 2011 increased by 22% to $107 million from $87.8 million in the year ended December 31, 2010. In 2011, sales to the PCB and IC substrate and MEP industries increased by 16% and 32%, respectively, compared to previous year. Sales of all products increased by 26% to $88.4 million in the year ended December 31, 2011, from $70.2 million in the year ended December 31, 2010. The increase in sales to both PCB and MEP industries was attributed mainly to increased demand for our products as a result of the high capacity and increased unit demands driven by new electronic devices and technology evolving in these two industries and to the recovery from the global economic recession.  In addition, the increase in the revenues from the MEP industry was also a result of our continued growth of sales of sample preparation products and the new AOI system to the front end market of the MEP industry. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

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

Net Income. We realized net income of $5.4 million in 2011 compared to $2.8 million in 2010, in light of the factors discussed above

B.             Liquidity and Capital Resources

       Our cash and cash equivalent balances totaled approximately $18.9 million as of December 31, 2012, and $22.2 million as of December 31, 2011, in addition to $7.2 million which was classified as short term deposits ( December 31, 2011 - $4.1 million). Our cash is invested in bank deposits. The bank deposits are spread among several banks, primarily in Israel.

From our inception through December 31, 2012 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $14.5 million from a private placement to Israeli institutional investors.

Our working capital was approximately $43.1 million as of December 31, 2012 and $46.9 million as of December 31, 2011. The decrease is mainly attributed to the decrease in accounts receivables and inventory, offset by a decrease in other current liabilities.

Our capital expenditures during 2012 were approximately $2.3 million, mainly due to operating activities.

In 2012 we have received: (i) $1.5 million short term loan with a term of one year and interest at the rate of Libor + 3.0% per annum and an additional $0.5 million short term loan with a term of one year and interest at the rate of Libor + 3.5% per annum, both from Bank Leumi L'Israel Ltd. ("Bank Leumi"); and (ii) a $1.5 million short term loan with a term of one year and interest at the rate of Libor + 3.0% per annum and an additional $0.66 million short term loan with a term of one year and interest at the rate of Libor + 3.1% per annum, both from Bank Mizrahi Tefahot Ltd. ("Bank Mizrahi") (the “2012 Loans"). In 2011 we have received: (i) a $1.2 million long term loan with a term of two years and interest at the rate of Libor + 3.8% per annum from Bank Leumi and $1.5 million short term loan with a term of one year and interest at the rate of Libor + 3.8% per annum;  (ii) a long term loan of $2 million for a term of three years and interest at the rate of Libor + 4% per annum  and $1.5 million short term loan with a term of nine months and interest at the rate of Libor + 3.7% per annum, both from Bank Mizrahi (the “2011 Loans").  In 2010 we have received: (i) a $1.3 million long term loan with a term of three years and interest at the rate of Libor + 2.875% per annum from Bank Leumi; and (ii) a $2 million long term loan with a term of three years and interest at the rate of Libor + 4% per annum from Bank Mizrahi (the “2010 Loans”). As of December 31, 2012 the outstanding amount of the 2012, 2011 and 2010 loans was $4.16 million, $0.6 million and $1.49 million, respectively.

Our obligations to both Bank Leumi and Bank Mizrahi are secured pari passu by a lien on our facility in Israel and a fixed and floating charge on our assets.

In addition, in 2011 we signed a covenant agreement with Bank Mizrahi and revised our covenant agreement with Bank Leumi. We are currently required to comply with various ongoing financial covenants, including among others: minimum cash balances, EBITDA minimums, equity minimums, revenue minimums, bank debt to open receivables ratio, receivables together with cash to total credit line and guarantees ratio, and credit line and guarantees to the total balance ratio. The Company was in full compliance with the aforementioned financial covenants as of the December 31, 2012 and expects to continue to comply with these covenants in 2013.

On August 12, 2008, our Board of Directors authorized a share repurchase program, involving the repurchase from time to time of our ordinary shares, in a sum not to exceed a total aggregate price of $2 million. The timing and exact number of shares purchased will be at the Company's discretion. The buyback of shares may occur in open market, negotiated or block transactions. We do not intend to purchase any shares from our management team or other insiders. This share repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time. There were no purchases in 2012 and as of the date of this Annual Report, there is no current intention to buy shares. As of December 31, 2012, $1.1 million remains of the $2 million authorized for the share repurchase program.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements through 2013. If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in "We had a history of losses, and we cannot assure you that we will not incur additional losses in the future. Moreover, if our business deteriorates, we could face liquidity problems" under "Risk Factors" above).

Cash flow from operating activities

For the year ended December 31, 2012, we had positive cash flow from operations of $4.0 million compared to a positive cash flow from operations of $9.8 million in the year ended December 31, 2011. This decrease is primarily due to the decrease in net income in the amount of $5.4 million. The decrease in net income between 2012 and 2011 should be adjusted to exclude the effect of a $3.0 million non-cash impairment charge in respect of goodwill and other intangible assets, offset by $2.6 million adjusted to exclude non-cash income from revaluation of liabilities related to the Sela and Printar acquisitions. For the year ended December 31, 2010, we had negative cash flow from operations of $39 thousand, primarily due to the increase in accounts payable and other current liabilities, partially offset by the increase in accounts receivable and inventory.

Cash flow from investing activities

Cash flow used in investing activities in 2012 was $6.0 million, primarily due to the investment in short term deposits and fixed assets. Cash flow used in investing activities in 2011 was $0.4 million, primarily due to short term deposit of $4.1 million and capital expenditures of $1.1 million offset by a restricted deposit of $5.2 million, which was released in 2011.

Our capital expenditures in 2012 were used primarily for investment in the implementation of an ERP system and investment in electronic equipment and for the maintenance of our facilities in Israel and China. Our capital expenditures in 2011 were used primarily for the maintenance of our facilities in Israel and China.

Cash flow from financing activities

Cash flow used in financing activities in 2012 was $1.2 million, mainly due to the repayment of long-term loans.

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

Out of Camtek's retained earnings as of December 31, 2012 approximately $20.8 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $7.0 million are tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2012, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $ 1.8 million. These amounts will be recorded as an income tax expense in the period in which we declare the dividend.

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

China income tax - Our Chinese subsidiaries are subject to income tax based upon the amount of their taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China were entitled to: (i) zero tax for the first two years following the earlier of: the year it becomes profitable or 2008; and (ii) 50% tax reduction from the standard tax rate of 25%, for the following three years. In 2012 the tax holiday for CET will end and the tax rate will be 25%. The tax holiday for CIT will end in 2013 and in 2012 the tax rate was 12.5%.

Inflation and Foreign Currency Fluctuation

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars. The prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries except in Europe, Japan and as of 2011 part of our revenues from products in China, are denominated in dollars. However, most of our service income is denominated in local currency. Due to the fact that our financial results are reported in dollars, in Europe, Japan or China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease and negatively affect our revenues and income. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As most of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, will increase our costs expressed in dollars and have an effect on our net income. In 2012 there was no significant impact to our costs expressed in dollars.  In addition, starting 2011, part of our revenues from products in China are denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. In order to secure part of the risk, we are engaged from time to time in hedging transactions.

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

Our research and development efforts are primarily focused on:

•	completing the development of our digital material deposition systems in the solder mask activity;

•	increasing the throughput of our AOI systems;

•	improving our defect detection capabilities;

•	reducing the number of false alarms while simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	providing unique technological solutions to our customers;

•	adding capabilities to expand our market segments; and

•	increasing productivity and reducing cost of ownership of our SEM/STEM systems.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2012, we had 87 employees engaged in research and development, almost all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $12.9 million, $14.1 million and $12.9 million for the years ended December 31, 2012, 2011 and 2010, respectively, representing 15%, 13.2% and 14.7% of the total revenues for the years then ended.

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

We have 163 patents pending in Israel and worldwide and 13 US provisional applications.  In addition, we have 75 registered patents in the following countries: USA (27), Israel (9), Europe (7), Korea (4), Japan (6), Singapore (4), China (12) and Taiwan (6). These patents relate to our proprietary technology and know-how developed for products in the PCB and semiconductor industries. We also have 10 registered trademarks in Israel and 1 registered trademark in Japan.

D.            Trend Information

As of the fourth quarter of 2011 through 2012 we are experiencing a slowdown in demand for our products, in both PCB and IC substrate industry and the semiconductor manufacturing and packaging industry, as a result of the a general slowdown in the markets we serve.

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

As of December 31, 2012, minimum future rental payments under such non-cancelable operating leases were approximately $3.2 million.

F.            Contractual Obligations and Other Commercial Commitments.

As of December 31, 2012, we had contractual obligations and commercial commitments of:

	Payment Due in
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contingent consideration in respect of business combinations	5,303	335	2,182	1,777	1,009
Purchase obligations (1)	7,938	7,938	-	-	-
OCS	5,490	209	1,663	1,429	2,189
Severance obligation	742	-	-	-	742
Other long-term obligations (2)	3,156	1,905	1,249	2	-
Bank Loan Agreements	6,252	5,752	500	-	-
Total	28,881	16,139	5,594	3,208	3,940

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.
(2)
In 2010, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2012, the minimum future rental payments (including future vehicle rental of our subsidiaries) were approximately $1,431.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2012, minimum future rental payments under these leases amounted to $1,725.

Item 6.	Directors, Senior Management and Key Employees.

A.            Directors and Senior Management.

The following table sets forth information with respect to our directors and executive officers as of the date of this Annual Report. The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title
Rafi Amit	64	Active Chairman of the Board of Directors
Yotam Stern	60	Executive Vice President, Business & Strategy and director
Gabi Heller*	48	Director
Rafi Koriat*	66	Director
Eran Bendoly	48	Director
Roy Porat	46	Chief Executive Officer and President of Camtek USA Inc.
Moshe Eisenberg	46	Vice President – Chief Financial Officer
Ayelet Peled	48	Vice President – Human Resources
Moshe Baruch	58	Vice President – Research and Development
Moshe Grencel	59	Vice President – Operations
Michael Lev	59	Vice President – Intellectual Property
Aharon Sela	60	Vice President – Sales and President of Camtek Hong Kong
Amir Tzhori	45	Vice President – PCB Manager and President of Camtek China
Dr. Boaz Nitzan	48	Vice President – DMD

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

Yotam Stern has served on our Board of Directors since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001  Mr. Stern has served as our Executive Vice President, Business & Strategy (see Item 6 B "Compensation – Employment Agreements"). From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. As of November, 2012 Mr. Stern also serves as Chief Executive Officer of P.C.B Technologies Ltd., our affiliate which is also controlled by Priortech Ltd. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Gabi Heller has served on our Board of Directors since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd., an investment company holding two technology incubators. From 1994 until 2010 Ms. Heller served as the Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE.  Ms. Heller currently serves on the Boards of Directors of Kerur Holdings Ltd and Elco Holdings Ltd, both traded on TASE, and on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Counsel. From 2004 until 2007 she served on the Board of Directors of Electra Consumer Products Ltd., from 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech, and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

Rafi Koriat has served on our Board of Directors since September 2006. Mr. Koriat has extensive experience as Chief Executive Officer and Board member in the fields of semiconductor assembly and processing equipment, optical network components, nanotechnology and other related emerging fields. Prior to his present position as founder and Chief Executive Officer of Korel Business Ltd., which specializes in strategic positioning and guiding high tech companies and management, and his additional responsibility as Co-Chairman of NanoIsrael International Conference, Mr. Koriat was Chief Executive Officer of Lambda Crossing engaged in the development and manufacturing of optical components for networks (2001-2006) and Founder and Chief Executive Officer of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are engaged in the development and manufacturing of advanced front-end semiconductor capital equipment (1992-2001). Previously, he worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. in the United States and Israel as Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology, a M.Sc. from Drexel University in Philadelphia, Pennsylvania and completed an Executive Management Program at Stanford University.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Oliben Ltd., a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

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

Moshe Eisenberg has served as our Chief Financial Officer since November 2011. From 2010 to 2011 Mr. Eisenberg served as the Chief Financial Officer of Exlibris, a global provider of library automation solution for the academic market. Prior to that, from 2005 to 2009, Mr. Eisenberg served as the Chief Financial Officer of Scopus Video Networks. Ltd., a leading provider of digital compression, decoding & video processing. Prior to that, Mr. Eisenberg held various professional and managerial positions at Gilat Satellite (GILT) and its wholly owned US subsidiary, Spacenet Inc. Mr. Eisenberg holds an MBA from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

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

Moshe Baruch has served as our Vice President - Research and Development since September, 2012. From 1996- 2012 Mr. Baruch held various R&D positions at KLA-Tencor, including the executive position of R&D manager (2005-2012). Prior to that, Mr. Baruch held several R&D leadership positions at large Israeli-based companies, developing multi-disciplinary products for the defense industry, including Rafael Advanced Defense Systems Ltd., Elta Systems Ltd., and Tadiran Electronic Systems Ltd.; Mr. Baruch holds a B.Sc. in mathematics and computer science from Ben Gurion University.

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

Dr. Boaz Nitzan has served as our Vice President- Digital Material Deposition Division since September, 2012. Prior to joining Camtek, Dr. Nitzan held several executive positions, leading cross-functional research and development of novel technology products. From January 2010 to August 2012 Dr. Nitzan served as Chief Executive Officer at AMS Technologies and as Vice President of R&D and Production at BPT - Bio Pure Technology, From 2006 to 2009 Dr. Nitzan served as Vice President R&D at Power Paper Ltd., . Dr. Nitzan holds Ph.D. in Physical Chemistry from Bar-Ilan University.

B.           Compensation.

Compensation of Executive Officers and Directors

The aggregate remuneration paid by us for the year ended December 31, 2012 to all the persons listed in Section A above (Directors and Senior Management), in addition to Mr. Gilad Golan who was our Vice President -  Research and Development until September 2012, when he was replaced by Moshe Baruch, Mr. Ran Kipper who was our Vice President -  MEP Manager until February 2013 and Mr. Colin Smith who was our Vice President – Sela Manager until the fourth quarter of 2012 was approximately $3.4 million (excluding annual bonus payments for services rendered in the fiscal year ended December 31, 2011), which includes $0.3 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of external directors and the reimbursement of their expenses (see in item 6.C below "Board Practices "- "Remuneration of Directors"). Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

Effective 1998 through 2012, the relationship between the Company and Mr. Yotam Stern, in his capacity as our Chief Financial Officer (1998-2001) and Executive Vice President-  Business & Strategy (2001-2012), was regulated by the provisions as stipulated in his employment agreement dated January 1, 1998. Pursuant to changes made to this agreement in 2005, Mr. Stern dedicated 40% of his time to work for our parent company, Priortech Ltd.. Mr. Stern received from the Company 60% of a full time salary and was compensated directly by Priortech for the remaining 40% of his time. In October, 2011 Mr. Stern's terms of employment were re-approved by the General Meeting of Shareholders for a consecutive three years period. As of November 2012, Mr. Stern also began serving as the chief executive officer of PCB Technologies Ltd., our affiliate which is also controlled by Priortech Ltd. while continuing to dedicate 40% of his time to work as chief executive officer of Priortech.  In order to accommodate his new position in PCB Technologies, Mr. Stern's employment agreement with the Company is expected to be reconsidered.

Starting 2001, we entered into employment agreements with Mr. Roy Porat, our Chief Executive Officer as of August 2010, and President of our U.S. subsidiary, Camtek USA Inc., since March 2008. Mr. Porat's current employment agreement has an unlimited term. The agreement contains confidentiality and non-compete provisions for the duration of Mr. Porat’s employment and for a two-year period after the termination of his employment. The employment agreement may be terminated by either party at any time, by written notice of termination delivered to the other party three months in advance. We may, however, terminate Mr. Porat’s employment immediately upon the occurrence of various circumstances, including a breach of fiduciary duty.

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

Messrs. Rafi Amit, Yotam Stern and Eran Bendoly were re-nominated at our 2012 annual general meeting of shareholders following their recommendation by the Company's independent directors in accordance with the rules of the Nasdaq Global Market ("Nasdaq Rules") and are each serving an approximately one-year term, which is due to expire at our 2013 annual general meeting of shareholders. As Mr. Eran Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination. Our external directors, Messrs. Gabi Heller and Rafi Koriat were reappointed at our 2012 annual general meeting of shareholders for a further three-year-term, which is due to expire on September 2015. Both had already served two consecutive three-year terms which expired in September 2009 and September 2012, respectively.

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

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one external director, except for the audit committee and the compensation committee, which are required to include all of the external directors. Ms. Gabi Heller and Mr. Rafi Koriat currently serve as our external directors.

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

"Control" is defined in the Israeli Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the "controlling power" in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to possess control.

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

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated thereunder, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise". A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications” is a person that meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

Remuneration of Directors

Directors’ remuneration requires the approval of the compensation committee, the board of directors and the shareholders (in that order). However, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors, the compensation committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the regulations.

According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the compensation committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the company’s level, respectively. However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations. We pay our external directors a fixed annual fee, a fixed participation fee and reimbursement of expenses. In addition, we have granted our external directors options to purchase the Company’s shares.

Additionally, according to other regulations promulgated under the Companies Law, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from shareholders’ approval requirement, such objection to be submitted to the company in writing not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

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

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Similarly, the compensation payable to a company’s CEO and other executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation committee, comprised solely of independent directors, was delegated to conduct these functions with respect to the CEO and other executive officers. Certain amendments to Israeli Companies Law which entered into effect in December 2012 now govern the process of approvals required in order to determine the compensation payable to a company’s CEO and other executive officers; for more details see in Compensation Committee below.

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

        Those who are not entitled to be members, shall not attend audit committee's meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter. Nevertheless an employee who is not a controlling shareholder or a relative thereof,  may be present at the discussion but not in the decision taking, and the legal counsel and secretary, not being controlling shareholders or relatives thereof may, pursuant to the Audit Committee's request, be present during the discussion and decision making.

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

Compensation Committee

According to a recent amendment to the Israeli Companies Law entered into effect in December 2012 ("Amendment 20"), the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the Committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements, as described above.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

The terms of office and employment of office holders (other than directors and the chief executive officer) require the approval of the compensation committee and the board of directors, provided such terms are in accordance with the Company's compensation policy. Shareholder approval is also required if the compensation of such officer is not in accordance with such policy. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such compensation even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

 The terms of office and employment of directors, the chief executive officer or controlling shareholders (or a relative thereof)  - regardless of whether such terms conform to the company's compensation policy or not - should be approved by the compensation committee, the board of directors and the shareholders, by a special majority (except for approval of terms of office and employment of directors, which are consistent with the company's compensation policy, and require approval by a regular majority). Such special majority should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company. Such shareholder approval by a special majority will also be required with respect to determining the terms of office and employment of a director or the chief executive officer during the transition period until the Company adopts a compensation policy. Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the chief executive officer, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

The attendance and participation in the meetings of the compensation committee is limited, similarly to the limitations on attendance and participation in meetings of the audit committee. The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members are independent directors and at least one of them is an external director.

Until December 2012, our former compensation committee, comprised of Ms. Heller and Messrs. Koriat and Bendoly, conducted reviews and made recommendations to our board regarding the terms of the compensation packages provided to our executive officers, including the terms of any bonus, share options or other awards to be provided to our executive officers.

Shortly after Amendment 20 came into effect, we re-appointed Ms. Heller and Messrs. Koriat and Bendoly as compensation committee members in accordance with the provisions stipulated in Amendment 20.

Compensation Policy

Amendment 20 also requires us to adopt a compensation policy by September 12, 2013, which will set forth company policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, and which must take into account, among other things, providing proper incentives to directors and officers, management of risks by the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The compensation policy must also be approved by a majority our shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board, and must be re-approved or amended by the board of directors and the shareholders at least every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

The company intends to take all necessary steps in order to complete the adoption of a compensation policy prior to September 12, 2013.

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

Insurance, Indemnification and Exemption

Pursuant to amendments to the Companies Law and the Securities Law, which came into effect in 2011, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

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

●
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

●
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

●
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

•
a breach by the office holder of his or her duty of loyalty, except that the company may enter into an insurance contract or indemnify an office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless it was committed only negligently;

•              any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings imposed on such office holder.

In addition, under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, with respect to an office holder who is a director, also by our shareholders.

Following the approval by our shareholders of the amendment to our Articles of Association in October 2011, the Company’s shareholders approved the amendment of the Company’s indemnification letters to be granted to each of the Company's present and future office holders, which were extended to cover exemption from, indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors' and officers' liability insurance for the benefit of our office holders, which includes directors. This policy was approved by our audit committee and board of directors on December 20, 2012, pursuant to the authorization by our shareholders at the annual general meeting of shareholders held on July 21, 2010, to the Company's board of directors to renew or replace the then-approved policy and/or to purchase alternative or additional policies for subsequent periods on terms which are similar to the terms of the then-approved policy, for the benefit of all directors and officers of the Company who may serve from time to time.

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

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, after amending our articles of association and letters of indemnification to permit, among others, insurance and/or indemnification as contemplated by the Securities Law Amendment (for further details regarding such amendments see in "Insurance, Indemnification and Exemption" above).

D.	Employees.

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2012	2011	2010
Executive management	13	12	11
Research and development	87	97	92
Sales support	169	174	188
Sales and marketing	41	47	41
Administration	70	65	67
Operations	104	133	114
Total	484	528	513

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2012	2011	2010
China (including Hong Kong)	183	197	178
Taiwan	32	36	66
Japan	8	7	6
Other Asia	31	31	28
Europe	4	4	3
North America	19	20	18
Israel	207	233	214
Total	484	528	513

The decrease in our workforce is related to the decrease in business volume in 2012 compared to 2011. See Item 5 “Results of operations”.

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 29,896,933  ordinary shares outstanding as of December 31, 2012.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Rafi Amit(2)	16,989,799	56.83%
Yotam Stern(3)	17,040,939	57.00%
Directors and executive officers as a group (15 persons)(4)	17,357,187	58.05%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of the date of this Annual Report are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days of the date hereof, is 113,100.  Exercisable options are at a weighted average exercise price of $3.84 and shall be deemed expired between December 2013 to March 2017.

(2)
 Mr. Amit directly owns 49,560 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of Camtek held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of Camtek held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 474,198 of our ordinary shares. Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding ordinary shares as of March 24, 2013 (including  36,750 restricted shares and 113,100 options held by each such person which have vested or will vest within 60 days of March 24, 2013) and have therefore not been listed separately. Exercisable options are at a weighted average exercise price of 3.84$ and shall be deemed expired between December 2013 to March 2017.

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

No restricted stock units (“RSUs”) were granted in 2012, 2011 and 2010.

The total number of RSUs which can be granted pursuant to the RSU Plan is 1,500,000, out of which 665,825 are available for grant as of the date of this Annual Report.

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

Option Plans.

General. As of December 31, 2012, there were 1,195,085 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $3.15, exercisable at various dates through December 2022. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

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

The Share Option Plans.

In October 2003, we adopted our 2003 Share Option Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation. The total number of options that may be granted under the 2003 Share Option Plan is 1,598,800 options.

 In 2012 we granted 134,010 share options to officers and employees at a weighted average exercise price of $1.60.

As of December 31, 2012, there were options exercisable and vested for 395,395 ordinary shares (out of the total outstanding options of 1,195,085) at a weighted average exercise price of $3.29 per share, and unvested options exercisable for 799,690 ordinary shares at a weighted average exercise price of $1.80.

Item 7.                    Major Shareholders and Related Party Transactions.

A.            Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 24, 2013, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon  29,898,500  ordinary shares outstanding as of March 24, 2013.

	Beneficial Ownership
	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	16,919,739	56.59%
Avigdor Willenz(2)	1,862,678	6.23%

(1)
A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern, David Kishon, Zehava Wineberg and Hanoch Feldstien and the estates of Itzhak Krell and  Haim Langmas, may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(2)	Based on information provided in a statement on Schedule 13G/A filed with the SEC on February 25, 2013 by Avigdor Willenz.

B.           Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech's Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech's affiliates. Among others, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms are comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $142,000, $2,397,000 and $83,000 in 2012, 2011 and 2010, respectively. In addition, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech's subsidiary in Israel and us bear interest at 5.5%. As of December 31, 2012, the remaining balance Priortech's affiliates owed us under transactions made in the ordinary course of business with them was $391 thousand. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

Employment Agreement with Messrs. Rafi Amit and Yotam Stern

For a description of the employment agreements with our Active Chairman of the Board, Mr. Rafi Amit and our Director and Executive Vice President, Business & Strategy, Mr. Yotam Stern, see above in Item 6 B "Compensation – Employment Agreements".

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

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Minnesota trial court had erred in its instructions to the jury regarding the construction/meaning of a material claim term in the asserted ‘298 Patent and vacated the finding of infringement, the damages award and the Injunction. The Court of Appeals remanded the case to the Court for a limited trial based on a corrected claim construction.  If the jury finds that the Company infringes the '298 Patent, the Court could re-enter the original award of $8,023,268.34, which will also bear interest commencing as of the original judgment through a final judgment on the retrial. The parties are awaiting a trial date.

Although it is difficult to predict the outcome of this patent infringement case, the Company believes that it has strong legal position in the remanded trial post the Federal Circuit decision, and intends to continue to vigorously defend it in the District Court and in the Court of Appeals, if required. The total range of loss for this case is between $0 to $8.2 million (excluding interest), with respect to which the Company has not recorded any accruals.

On March 9, 2011, in conjunction with the ‘298 Patent infringement case, Rudolph filed a motion for contempt seeking approximately  $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction due to certain post verdict sales of Falcon systems.

On March 26, 2012, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation issued August 11, 2011, on contempt and damages in a sum of $1,291,892. The Magistrate Judge also awarded Rudolph with $70,626.36 in attorney fees. The Court held that some of the Company's communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia, were prohibited by the Injunction that was then in place (as mentioned above, the Injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). On April 10, 2012 Chief Judge Davis excused himself stating that he could no longer be "fair and impartial". On April 17, 2012 the Company filed a Rule 60 motion requesting that the contempt judgment be set aside for lack of due process. The new District Judge reduced the amount of sanctions award by half. The new judge denied the Company's request for a jury trial on contempt and sanctions. The Company has taken steps to appeal the sanctions award and submitted its opening appeal brief on November 30, 2012. The Company deposited $729 thousand with the Court as a bond while the appeal is pending. Although it is difficult to predict the outcome of this litigation, the Company believes that it has strong arguments against the current residual award of $645,946 and intends to vigorously continue the proceedings it initiated at the Court of Appeals in order to overturn this award. The total range of loss for this case is between $0 to $650 thousand (excluding interest) in excess of amounts already accrued by the Company.

On December 27, 2011, Rudolph filed, but did not serve, a complaint in the Court charging the Company with infringement of Rudolph’s U.S. Patent 7,779,528 (“’528 Patent”) relating to semiconductor wafer inspection technology similar to that described in the ‘298 Patent.  On January 19, 2012, the Company filed a reexamination request with the U.S Patent and Trademark Office ("PTO") seeking reexamination of the '528 Patent. The PTO granted the reexamination request and preliminarily found that 18 claims were invalid. This PTO decision is not final and could change. On April 13, 2012, Rudolph served the '528 suit and agreed to stay the case until the completion of the reexamination. The parties presented the Court with a joint motion to stay the case. The Court has agreed to stay the case for 90 days at a time. The parties must reapply at the end of each stay period for a further stay. The case remains stayed at present. As Rudolph did not demand a specific dollar amount (but an accounting for damages and an injunction against infringing activity), the Company is unable to estimate the possible range of loss in this case and the effect on the Company's activities and results of operation, if any.

Litigation by Fish & Richardson P.C.

On May 7, 2012, we and Fish & Richardson P.C. mutually agreed to settle and released all claims regarding dispute related to F&R representation of Camtek in the past (see financial statements, Note 15(C)– "Commitments and Contingencies"- "Litigation").

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2008:	1.84	0.29	1.81	0.31
Fiscal Year Ended December 31, 2009:	2.80	0.24	2.56	0.25
Fiscal Year Ended December 31, 2010:	3.60	2.06	3.30	2.21
2011:
First Quarter	4.61	2.88	4.65	2.88
Second Quarter	4.08	2.59	4.11	2.55
Third Quarter	3.51	2.00	3.45	1.80
Fourth Quarter	2.20	1.71	2.25	1.68
Fiscal Year Ended December 31, 2011:	4.61	1.71	4.65	1.68
2012:
First Quarter	2.84	1.74	2.77	1.75
Second Quarter	2.58	2.16	2.57	2.08
Third Quarter	2.30	1.75	2.26	1.73
Fourth Quarter	1.90	1.37	1.84	1.35
Fiscal Year Ended December 31, 2012:	2.84	1.37	2.77	1.35
Monthly Market Prices for the Most Recent Six Months:
Oct-12	1.90	1.70	1.84	1.68
Nov-12	1.70	1.36	1.74	1.35
Dec-12	1.51	1.37	1.48	1.37
Jan-13	1.47	1.37	1.50	1.34
Feb-13	1.77	1.39	1.75	1.40
Mar-13	1.49	1.41	1.48	1.39
First Quarter 2013:	1.77	1.37	1.75	1.34

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

Register

Our registration number at the Israeli registrar of companies is 51-123543-4.

Objectives and Purposes

Our Articles and Memorandum provide that our purpose is to engage in any lawful endeavor.

General

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 29,896,933  ordinary shares are outstanding and fully-paid as of December 31, 2012.

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

Directors

Our Articles provide that our Board of Directors shall consist of not less than five not more than ten directors, including the external directors. Currently, our board consists of five directors. Directors are required to vacate his or her office: upon death, resignation, removal by a resolution of the General Meeting or if he or she are found to be non compos mentis or has been declared bankrupt (or if a legal entity - it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto).

Each director shall have 1 (one) vote and resolutions of the Board of Directors will be adopted by a majority of all directors voting with respect thereto.

Our Articles provide that any director may appoint as an alternate director, by written notice to us or to the Chairman of the Board, any individual who is qualified to serve as director and who is not then serving as a director or alternate director for any other director. An alternate director has all of the rights and obligations of a director, excluding the right to appoint an alternate for himself or herself. Currently no alternate directors serve on our board.

In accordance with the Israeli Companies Law, the approval of a majority of the non-interested members of our audit committee or compensation committee (as applicable) and our board of directors, and, in certain circumstances our shareholders, is generally required in case of transactions between us and our directors or other office holders (or transactions benefiting our directors or other office holders). The Companies Law requires that an office holder of a company promptly disclose any personal interest, and all related material information and documents, that he or she, and in some, cases his or her spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing or any corporation in which the director or other office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, may hold in an existing or proposed transaction involving the company including all related material information known to him or her and any documents in their position, in connection with any such existing or proposed transaction (see item 6C-"Approval of Certain Transactions with Related Parties"; "Duties of Office Holders and Shareholders").

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

Most resolutions at a shareholders’ meeting may be passed by a majority of the voting power of the company represented at the shareholders’ meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders, the terms of office and employment of directors, the chief executive officer or controlling shareholders (except for approval of terms of office and employment of directors, which are consistent with the company's compensation policy, and require approval by a regular majority) and the approval for the chairman of the board to also serve as chief executive officer. See in Item 6 C above “Approval of Certain Transactions with Related Parties" and "Committees of the Board of Directors".

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

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a "control block" (i.e., shares conferring twenty-five percent or more of the voting rights at the general meeting),  or if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of a "control block" , or  a holder of 45% or more of the voting power in the company, respectively. These requirements do not apply if, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of a "control block", or 45% or more, of the voting power in the company, unless there is already a holder of a "control block" or 45% or more, respectively, of the voting power in the company), (2) was from a holder of a "control block" in the company and resulted in the acquirer becoming a holder of a "control block" , or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us. For example, Israel tax law treats some acquisitions,  such as share-for-share exchanges between an Israeli company and another company less favorably than U.S. tax law.  In addition, approvals of a merger that may be in certain circumstances required under the Restrictive Trade Practices Law of 1988, and under of the Israeli Law for the Encouragement of Industrial Research and Development of 1984 may impede, delay or restrict our ability to consummate a merger or similar transaction. See Item, “Additional Information—Mergers and Acquisitions under Israeli Law” in this Annual Report, for additional discussion about some anti-takeover provisions.

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

Taxation of Distributions on the Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are subject to a maximum rate of 20% for taxable years beginning after December 31, 2012. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Medicare Tax

With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their "net investment income", which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent, is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such U.S. holder’s basis would generally be equal to the lesser of the decedent’s basis or the fair market value of the ordinary shares on the date of death. Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS.

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2012. We currently expect that we will not be a PFIC in 2013. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2013 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to “mark-to-market” the ordinary shares, or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2012 was 25% and the staged reduction planned for the corporate tax rate was cancelled due to an amendment to the income tax ordinance.

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

        As of the December 31, 2012, the Company has not chosen the election of the Amendment to the law.

Out of the Company's retained earnings as of December 31, 2012, approximately $20.8 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $7.0 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% according to the implementation of the Investment Law). According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2012, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $ 1.8 million.

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

In 2009 we submitted a research and development plan to the OCS with respect to Printar’s research and development program, and received grants in the amount of $598,000 (as of the date of this Annual Report). We did not submit any additional R&D plans for 2010, 2011 and 2012. In addition, we participate in the programs which are based on the existing OCS approved projects of Printar and Sela, both acquired during 2009. Sela and Printar received government grants from the OCS for the financing of significant portion of their product development expenditures in previous years, before their acquisition by us. As of the date of this Annual Report, the amount of non-repaid grants received by Sela and Printar amounted to $1,719 million and $3,407 million, respectively. (see also in Item 3 above- "Risks relating to our Operations in Israel"- "The government grants we received for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel").

Net Operating Loss Carry forwards

As of December 31, 2012, the Company and its Israeli subsidiaries had a net operating loss, or NOL, of $46.4 million carry forward for Israeli tax purposes.

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

Taxation of Shareholders’ Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the “Real Gain” and the “Inflationary Surplus.” The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax.  A foreign resident may reduce the tax rate used for the Inflationary Surplus to zero if calculated according to the exchange rate of the foreign currency or the Israeli consumer price index. At the end of 2011, the Israeli income tax ordinance was amended (amendment no. 187) and stated that real capital gain accrued commencing as of January 1, 2012 by shareholders who holds less than 10% of the company rights, will be taxed at a 25% rate (instead of 20% in prior years). If the shareholder holds, directly or indirectly, 10% or more of one of our means of control at the time of sale or at any time during the preceding 12 months period, real capital gains will be taxed at a 30% rate (instead of 25% in prior years).

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

Taxation of Non-Residents on Receipt of Dividends

Nonresidents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20%, or 25% if the dividend recipient is a significant Controlling Shareholder, (according to amendment no. 187, commencing on January 1, 2012, the rate for a non-resident recipient is 25% regardless the rate of his holdings.) which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more than 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

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

Item 11.                      Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our loans. As of December 31, 2012, we had credit facilities with banks in Israel; see Item 5.B above – "Liquidity and Capital Resources".

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar, as most of our revenues are derived in dollars, and the prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Also, most of our marketing expenses are denominated in dollars or are dollar linked, and our product prices in most countries, except in Europe, Japan and, as of 2011, part of our revenues from products in China, are denominated in dollars. However, most of our service income is denominated in local currency. In Europe, Japan and China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As most of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. An increase in the NIS value relative to the dollar will increase our costs expressed in dollar, and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollar. In addition, most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. During 2012, the value of the U.S. dollar weakened against the NIS by 2.1%. In addition, during 2012, the value of the U.S. dollar weakened against the CNY by 0.4%.

The open hedging transactions as of December 31, 2012, are displayed in the following table:

	Sum of notional amount in dollars (thousands)	Sum of fair market value in dollars (thousands)

Options
Buy dollars and Sell NIS (Put options)	3,100	81

Sell dollars and Buy NIS (call options):	3,100	(7)

In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2012, we had net liabilities of approximately $3.9 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $39,000 or income for the same amount in case of increase or decrease in rates, respectively.

Item 12.                 Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.                 Controls and Procedures.

(a) Disclosure Controls and Procedures.

Our management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2012, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2012, our CEO and CFO concluded that, as of such date, the Company's disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2012, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

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

Item 16B.                      Code of Ethics

We adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. A copy of the Code of Ethics, in its current version, is available on our website, www.camtek.co.il. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our CFO at our corporate headquarters in Israel: Camtek Ltd.,Ramat Gabriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel.

Item 16C.                      Principal Accountant Fees and Services

Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our independent auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence.

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2012 and 2011:

Fee Category	For Services Rendered during 2012	For Services Rendered during 2011

Audit Fees	$223,904	$235,000

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

Further, the Company has opted out of the annual meeting requirement, as set forth in NASDAQ Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect.  Israeli law requires that an annual meeting of the shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10 B above "Additional Information" – "Voting, Shareholders' Meetings and Resolutions"). Our 2013 annual general meeting of shareholders should be held on or before December 31, 2013.

Item 16T.                      Mine Safety Disclosure.

Not Applicable.

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
As of December 31, 2012 and 2011
and for each of the years
in the three year period
ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries (“the Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel

April 11, 2013

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

	December 31,
	2012	2011
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents (Note 3)	18,867	22,185
Short-term deposits	7,160	4,100
Accounts receivable, net (Note 15B)	23,076	25,451
Inventories (Note 4)	18,335	24,355
Due from affiliates (Note 22)	391	388
Other current assets (Note 5)	2,210	3,357
Deferred tax asset (Note 21)	367	110

Total current assets	70,406	79,946

Fixed assets (Note 6)
Cost	28,830	26,580
Less - Accumulated depreciation	13,008	12,003

Fixed assets, net	15,822	14,577

Long-term inventory (Note 4)	7,090	1,954
Long-term deposit (Note 7)	729	-
Deferred tax asset (Note 21)	107	132
Other assets (Note 8)	304	304
Intangible assets, net (Note 9)	2,971	4,191
Goodwill (Note 9)	1,579	3,653

	12,780	10,234

Total assets	99,008	104,757

Liabilities and shareholder’s equity

Current liabilities
Short-term loan (Note 10)	4,160	3,000
Accounts payable –trade	7,610	6,773
Long-term bank loans – current portion (Note 12)	1,592	1,700
Other current liabilities (Note 11)	13,850	21,568

Total current liabilities	27,212	33,041

Long-term liabilities
Long-term bank loans (Note 12)	500	2,092
Liability for employee severance benefits (Note 13)	710	652
Other long-term liabilities (Note 14)	10,249	9,039
	11,459	11,783

Total liabilities	38,671	44,824

Commitments and contingencies (Note 15)

Shareholders’ equity (Note 17)
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,989,309 as of December 31, 2012 and 31,810,340 as of December 31, 2011, outstanding
29,896,933 as of December 31, 2012 and 29,717,964 as of December 31, 2011	133	133
Additional paid-in capital	61,415	61,014
Retained earnings	687	684
	62,235	61,831
Treasury stock, at cost (2,092,376 as of December 31, 2012 and 2011)	(1,898)	(1,898)

Total shareholders' equity	60,337	59,933

Total liabilities and shareholders' equity	99,008	104,757

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars (In thousands, except per share data)
Revenues:
Sales of products	66,929	88,404	70,235
Service fees	17,618	18,624	17,545

Total revenues (Note 19, 20A)	84,547	107,028	87,780

Cost of revenues:
Cost of products sold	35,908	48,039	38,464
Cost of services	11,574	11,549	10,897

Total cost of revenues	47,482	59,588	49,361

Gross profit	37,065	47,440	38,419

Research and development costs	12,916	14,077	12,906
Selling, general and administrative expenses (Note 20B)	21,138	24,341	20,662
Impairment charge in respect of goodwill and other intangible assets	3,031	-	-

Total operating expenses	37,085	38,418	33,568

Operating income (loss)	(20)	9,022	4,851

Financial income (expenses), net (Note 20C)	233	(2,900)	(1,478)

Income before income taxes	213	6,122	3,373

Income tax expense (Note 21)	(210)	(744)	(557)

Net income	3	5,378	2,816

Earnings per ordinary share (Note 18):

Basic	0.00	0.18	0.10

Diluted	0.00	0.18	0.09

Weighted average number of ordinary shares outstanding:

Basic	29,849	29,557	29,259

Diluted	30,013	30,009	30,360

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
		U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(In thousands)		U.S. Dollars (In thousands)
Balances at
December 31, 2009	31,328,119	132	(2,092,376)	60,297	(7,510)	(1,898)	51,021

Exercise of RSUs	42,240	*	-	*	-	-	-
Share based
compensation expense	-	-	-	155	-	-	155
Net income	-	-	-	-	2,816	-	2,816

Balances at
December 31, 2010	31,370,359	132	(2,092,376)	60,452	(4,694)	(1,898)	53,992

Exercise of share
options and RSUs	439,981	1	-	145	-	-	146
Share based
compensation expense	-	-	-	417	-	-	417
Net income	-	-	-	-	5,378	-	5,378
Balances at
December 31, 2011	31,810,340	133	(2,092,376)	61,014	684	(1,898)	59,933

Exercise of RSUs	178,969	*	-	*	-	-	-
Share based
compensation expense	-	-	-	401	-	-	401
Net income	-	-	-	-	3	-	3
Balances at
December 31, 2012	31,989,309	133	(2,092,376)	61,415	687	(1,898)	60,337

*   Less than $ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income	3	5,378	2,816
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,125	2,366	2,262
Impairment charge in respect of goodwill and other
intangible assets	3,031	-	-
Accrued interest on restricted deposit	-	7	(7)
Deferred tax benefit	(232)	(36)	(40)
Share based compensation expense	401	417	155
Provision for bad debts, net	167	(2)	324
Revaluation of contingent liabilities and interest expense on liabilities to the OCS	(586)	1,997	1,345

Changes in operating assets and liabilities:
Accounts receivable	2,270	3,451	(10,651)
Inventories	34	(318)	(7,360)
Due to / from affiliates	(3)	(4)	(40)
Other assets	1,147	(787)	(723)
Accounts payable – trade	837	(2,988)	5,267
Other current liabilities	(5,302)	290	6,474
Liability for employee severance benefits	58	26	139

Net cash provided by (used in) operating activities	3,950	9,797	(39)

Cash flows from investing activities:
Restricted deposit	-	5,175	(5,175)
Investment in long-term deposit	(729)	-	-
Investment in short-term deposits	(3,060)	(4,100)	-
Purchase of fixed assets	(2,035)	(1,064)	(1,686)
Purchase of intangible assets	(222)	(483)	(207)

Net cash used in investing activities	(6,046)	(472)	(7,068)

Cash flows from financing activities:
Increase in bank loans	4,160	6,200	2,668
SELA earn-out payments	(331)	(421)	(220)
Payment to OCS	(289)	(609)	(228)
OCS grant received	-	-	215
Repayment of loans	(4,700)	(1,950)	(109)
Share issuance, net	-	146	-
Repayment of long-term convertible loan	-	-	(1,666)

Net cash (used in) provided by financing activities	(1,160)	3,366	660

Effect of exchange rate changes on cash	(62)	(83)	222

Net (decrease) increase in cash and cash equivalents	(3,318)	12,608	(6,225)
Cash and cash equivalents at beginning of the year	22,185	9,577	15,802

Cash and cash equivalents at end of the year	18,867	22,185	9,577

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2012	2011	2010
	U.S. Dollars (In thousands)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest	137	157	126
Income taxes	348	495	411

B. Non-cash transactions:
Transfer of inventory to fixed assets	1,638	1,197	730
Transfer of fixed assets to inventory	788	850	871

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 1 - General

A.
Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (56.59%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of microelectronics, printed circuit boards (PCB) and electronic packaging.

In 2009 the Company completed a transaction to acquire certain assets and liabilities from Printar Ltd. (“Printar”), an Israeli company and signed an agreement to acquire 100% of SELA- Semiconductor Engineering Laboratories Ltd. (“SELA”). The Company applied the revised principles of ASC Topic 805, Business Combinations to these acquisitions.

All of Camtek’s activities are conducted in one reportable business segment.

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

Intangible assets purchased as part of the business combinations were recorded at their fair value and are amortized based on their remaining estimated useful lives. Acquired in-process research and development (IPR&D) will be amortized starting at the initial date of recording revenues from the associated technology.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

I.	Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value (See Note 9).

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

The Company has set its annual impairment testing date at December 31. As of December 31, 2012, based on the Company’s annual impairment test, an impairment charge was recognized (As of December 31, 2011 – no impairment charge was recognized). (See Note 9).

K.	Fair values of financial instruments

The carrying amounts for cash equivalents, short-term deposits, accounts receivable, accounts payable, short-term liabilities to banks and amounts due to/from affiliates approximate fair value because of the short-term duration of those items.

The fair value of the long-term deposit approximates the carrying amount, since it bears floating rate interest at the market rate.

The fair value of long-term liabilities to banks also approximate the carrying amounts, since they bear floating rate interest at rates close to prevailing market rates.

The contingent consideration liabilities relating to the Company's business combinations are measured at fair value at each balance sheet date.

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

O.	Research and development

Research and development costs are expensed as incurred.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

P.	Earnings / loss per ordinary share

Basic earnings/loss per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year.  Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options, warrants and convertible loan. (See Note 18).

For the years ended December 31, 2012, 2011 and 2010, the effect of the exercise of all outstanding Restricted Share Units (“RSUs”) is dilutive and has been included in computing dilutive earnings per ordinary share.

For the years ended December 31, 2012 and 2011 the effect of the exercise of some outstanding share options is dilutive and has been included in computing dilutive earnings per ordinary share.

For the year ended December 31, 2010, the effect of the exercise of all outstanding share options is anti-dilutive and has not been included in computing dilutive loss per ordinary share.

Q.	Share-based compensation

The Company accounts for its employee share-based compensation as a cost in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. (For details see Note 17).

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

Level 3 inputs are unobservable inputs for the asset or liability. (For details see Note 23).

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

The Company’s foreign exchange derivative contracts are marked-to-market based on the determined fair value of open contracts at period end. (See Note 16).

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

U.	Government-sponsored research and development

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

The Company accounts for OCS liabilities acquired in business combinations within the confines of debt obligations and as such changes in the liability from period to period, caused by changes to the estimated timing of future repayments and accrued interest, are accounted for prospectively and recorded as financial expenses (income). (See Note 14 and Note 15F)

V.	Recently issued and adopted accounting standards

1.
In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company implemented the provisions of ASU 2011-08 as of January 1, 2012. The adoption of ASU 2011-08 did not have a material effect on the Company's consolidated financial statements.

2.
In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Company implemented the provisions of the ASU prospectively as of January 1, 2012. The adoption of ASU 2011-04 in 2012 did not have a material effect on the Company's consolidated financial statements.

W.	New standards and interpretations not yet adopted

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

X.	All amounts in the notes to the financial statements are in thousands unless otherwise stated.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 3 - Cash and Cash Equivalents

	Interest Rate as of	December 31,
	December 31, 2012	2012	2011
	%	U.S. Dollars
Cash in hand and in banking institutions		13,790	9,339
Deposits	0.25 – 1.75	4,987	12,529
Restricted		90	317

		18,867	22,185

As of December 31, 2012, $90 were restricted against credit lines to banking institutions in Hong Kong (denominated in Hong Kong Dollars).

As of December 31, 2011, approximately $200 were restricted against the Company’s foreign exchange derivatives, $90 were restricted against credit lines to banking institutions in Hong Kong (denominated in Hong Kong Dollars), and $27 in Belgium (denominated in Euro).

The Company’s cash and cash equivalent balance at December 31, 2012 and 2011 is denominated in the following currencies:

	December 31,
	2012	2011
	U.S. Dollars
US Dollars	13,933	17,449
New Israeli Shekels	1,742	2,077
Euro	1,476	669
Chinese RMB	1,149	1,243
Other currencies	567	747

	18,867	22,185

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 4 - Inventories

	December 31,
	2012	2011
	U.S. Dollars
Components	12,313	13,323
Systems partially completed	6,658	6,654
Completed systems, including systems at customer
locations not yet sold	6,454	6,332

	25,425	26,309

Inventories are presented in:

	December 31,	December 31,
	2012	2011
	U.S. Dollars
Current assets	18,335	24,355
Long-term assets	7,090	1,954

	25,425	26,309

Long-term Inventory:

At December 31, 2012, $7,090 of the Company's inventory is in excess of requirements for the year 2013 based on Management’s estimate and the recent level of sales (at December 31, 2011- $1,954). A portion of this long-term inventory is comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory held for sale, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

The remaining portion of long-term inventory consists of DMD and SELA components and systems which in Management's estimation will not be sold in the current period. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

As of December 31, 2012, based on the Company's assessment of the weak market for SELA products, an obsolescence provision was made in the amount of $1,420 against a portion of the SELA inventory, related to older product lines. The provision is recorded in the costs of products sold line item in the consolidated statement of operations. This provision creates a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 5 - Other Current Assets

	December 31,
	2012	2011
	U.S. Dollars
Due from Government institutions	501	1,537
Income tax receivables	97	132
Due from employees	48	73
Prepaid expenses	427	472
Advances to suppliers	340	31
Deposits for operating leases	151	339
Other	646	773

	2,210	3,357

Note 6 - Fixed Assets, net

	December 31,
	2012	2011
	U.S. Dollars
Land	863	863
Building	10,230	10,224
Machinery and equipment	9,721	8,930
Office furniture and equipment	6,680	5,267
Automobiles	99	151
Leasehold improvements	1,237	1,145

	28,830	26,580
Less accumulated depreciation	13,008	12,003

	15,822	14,577

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $1,640,  $1,911, and $1,862, respectively.

In accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi, a lien has been placed on the Company’s facility in Israel. See Note 15(D) and Note 15(E).

Note 7 – Long-Term Deposit

In October 2012, the Company was required to post an appeal bond of $729 with the United States District Court for the District of Minnesota ("the Court"), in order to stay collection of the judgment pending resolution of the appeal. The bond accrues interest at the US Treasury Bill daily rate. See Note 15(C).

Note 8 - Other Assets

	December 31,
	2012	2011
	U.S. Dollars

Deposits for operating leases	304	304

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 9 - Goodwill and Intangible Assets, net

A.	Goodwill

	December 31,
	2012	2011
	U.S. Dollars
Gross goodwill	3,653	3,653

Accumulated impairment losses	(2,074)	-

Net goodwill	1,579	3,653

1.
During the fourth quarter of 2012, due to delays in the development activity of GreenJet during the year, the Company reviewed the business outlook of the digital material deposition (DMD) project, made certain personnel changes and decided to delay its marketing efforts which resulted in an impairment of the Company’s goodwill and IPR&D with respect to DMD. As of December 31, 2012, based on the Company's impairment test, the carrying amount was greater than the fair value of the reporting unit (as determined using the present value of future cash flows) and the carrying amount of the reporting unit's goodwill exceeded the implied value of that goodwill, resulting in an impairment charge of $575 in respect of the goodwill recorded in the Printar acquisition (see also Note 9B). The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations.

2.
During the fourth quarter of 2012, due to certain developments in business and in research and development activity of the Xact project during the year, the Company reviewed the business outlook of the project, made certain personnel changes and decided to cease its marketing efforts of the legacy product, which resulted in an impairment of the Company’s goodwill with respect to SELA. As of December 31, 2012, based on the Company's impairment test, the carrying amount was greater than the fair value of the reporting unit (as determined using the present value of future cash flows) and the carrying amount of the reporting unit's goodwill exceeded the implied value of that goodwill, resulting in an impairment charge of $1,499 in respect of the goodwill recorded in the SELA acquisition.  The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations.

As of December 31, 2011, based on the Company’s annual impairment test, no impairment charge was recognized for the goodwill of either acquisition.

B.	Intangible assets, net

	December 31,
	2012	2011
	U.S. Dollars
Patent registration costs	1,663	1,441
IPR&D	1,002	1,002
Technology	2,854	2,854
Customer relationships	45	45

Intangible assets at cost	5,564	5,342

Accumulated amortization and impairment	2,593	1,151

Total intangible asset, net	2,971	4,191

Patent registration costs are amortized over their estimated useful life of 10 years. Customer relationships and the Legend technology are amortized over their estimated useful lives of 5 years. The remaining technologies are amortized over their estimated useful lives of 10-12 years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 9 - Goodwill and Intangible Assets, net (cont’d)

B.	Intangible assets, net (cont'd)

Amortization expense for the years ended December 31, 2012, 2011 and 2010 amounted to $485, $455 and $400, respectively. The amortization expense for 2012 includes the write-off of patents with a net value of $28 which were abandoned (in 2011 and 2010 - $24 and $0, respectively).

In 2012, the Company recorded an impairment charge of $957 with respect to the acquired IPR&D based on the annual impairment test (as determined using the present value of future cash flows). (see also Note 9A). The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations. Based on the Company's impairment tests in 2011 and 2010, no impairment charge was recognized.

As of December 31, 2012, the estimated amortization expenses of intangible assets for the years 2013 to 2017 is as follows:

Year ending December 31,	U.S. Dollars
2013	415
2014	369
2015	331
2016	321
2017	312
1,748

Note 10 - Short-Term Loan

In 2012 the Company received various short-term loans totaling $4,160 from Bank Mizrahi and Bank Leumi L'Israel. The loans are each for up to twelve months and accrue interest in the range of Libor + 3% to Libor + 3.5%.

In August and December 2011 the Company received short-term loans of $1,500 each from Bank Mizrahi and Bank Leumi L'Israel. The loans were for periods of nine months and twelve months, respectively and accrue interest at a rate of Libor + 3.70% and Libor + 3.8%, respectively. These loans were fully repaid in accordance with the original terms.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 11 - Other Current Liabilities

	December 31,
	2012	2011
	U.S. Dollars
Accrued compensation and related benefits	5,478	6,235
Government institutions	539	691
Income tax payables	325	400
Current maturities of OCS liability (1)	209	485
Current maturities of contingent consideration (1)	335	2,475
Accrued warranty costs	1,150	1,637
Commissions	1,895	2,358
Advances from customers and deferred revenues	1,843	2,186
Accrued expenses	2,076	5,101

	13,850	21,568

Changes in the product warranty obligation are as follows:

	December 31,
	2012	2011	2010
	U.S. Dollars
Beginning of year	1,637	1,494	595
New warranties	2,159	3,179	2,404
Reductions	(2,646)	(3,036)	(1,505)

Balance at end of year	1,150	1,637	1,494

(1)	See also Note 14 – Other long-term liabilities

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 12 - Long-term loans

In August 2010, the Company received a long-term loan from Bank Leumi L’Israel in the amount of $1,300. The long-term loan is subject to certain financial covenants. See also Note 15(D).

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

In August 2011, the Company received a long-term loan from Bank Mizrahi in the amount of $2,000. The long-term loan is subject to certain financial covenants. See also Note 15(E).

The loan bears interest of Libor + 4.0% per annum. It is to be repaid in quarterly payments (principal and interest) over three years.

Principal repayments of the Company's long-term loans subsequent to December 31, 2012 are as follows:

U.S. Dollars
2013	1,592
2014	500

2,092

Note 13 - Liability for Employee Severance Benefits

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances.

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $710 and $652 as of December 31, 2012 and 2011, respectively.

3.	Severance pay expenses were $1,104, $1,073, and $895 in 2012, 2011 and 2010, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 14 - Other Long-Term Liabilities

	December 31,
	2012	2011
	U.S. Dollars
Liability for contingent consideration in respect of
business combinations (1)	4,968	4,412
Liability to OCS, mainly in respect of business combinations (2)	5,281	4,627

	10,249	9,039

(1)
In accordance with ASC Topic 820 (Statement 157), the Company’s liabilities for contingent consideration in respect of the acquisitions of Printar and SELA (see Note 23) are measured at fair value using Level 3 inputs.

(2)
Of the total long-term liability to OCS, $4,683 is in respect of the acquisitions of Printar and SELA. As of December 31, 2012 and 2011, only the accretion of time value had affected the remaining liabilities to the OCS resulting from the acquisitions, net of royalty repayments made to the OCS.  The effective interest rate used in the capitalization of the liabilities to the OCS in respect of the acquisitions of Printar and SELA as of December 31, 2012 were 16% and 20%, respectively. (As of December 31, 2011, 20% for both Printar and SELA).

The remaining $598 of the liability to OCS is in respect of new grants received in 2010 and 2009.

See Note 11 for current maturities of liability for contingent consideration and liability to OCS.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 15 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements, principally for office space. In 2010, the Company entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months.

As of December 31, 2012, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars

2013	1,905
2014	922
2015	327
Thereafter	2

3,156

Aggregate office rent expenses amounted to $979, $968, and $1,043 in 2012, 2011 and 2010, respectively.

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
		U.S. Dollars
2010	4,026	324	-	(496)	3,854
2011	3,854	357	(359)	(1,625)	2,227
2012	2,227	307	(140)	(1,071)	1,323

C.	Litigation

1.
On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (“Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph", after August Technology’s acquisition by Rudolph).  This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (“’298 Patent”) and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Court also issued an injunction (“Injunction”) prohibiting future sales and marketing of the Falcon product in the United States.  On January 7, 2011, the Court found that Rudolph was entitled to an additional $646 in damages for Falcon sales which occurred after the time period considered by the jury.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 15 - Commitments and Contingencies (cont’d)

C.	Litigation (cont’d)

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Minnesota trial court had erred in its instructions to the jury regarding the construction/meaning of a material claim term in the asserted ‘298 Patent and vacated the finding of infringement, the damages award and the Injunction. The Court of Appeals remanded the case to the Court for a limited trial based on a corrected claim construction.   If the jury finds that the Company infringes the '298 Patent, the Court could re-enter the original award of $8,023, which will also bear interest commencing as of the original judgment through a final judgment on the retrial. The parties are awaiting a trial date.

Although it is difficult to predict the outcome of this patent infringement case the Company believes that it has strong legal position in the remanded trial post the Federal Circuit decision, and intends to continue to vigorously defend it in the District Court and in the Court of Appeals, if required. The total range of loss for this case is between $0 to $8.2 million (excluding interest) with respect to which the Company has not recorded any accruals.

On March 9, 2011, in conjunction with the ‘298 Patent infringement case, Rudolph filed a motion for contempt seeking approximately $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction due to certain post verdict sales of Falcon systems.

On March 26, 2012, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation issued August 11, 2011, on contempt and damages in a sum of $1,292. The Magistrate Judge also awarded Rudolph with $71 in attorney fees. The Court held that some of the Company's communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia, were prohibited by the Injunction that was then in place (as mentioned above, the Injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). On April 10, 2012 Chief Judge Davis excused himself stating that he could no longer be "fair and impartial". On April 17, 2012 the Company filed a Rule 60 motion requesting that the contempt judgment be set aside for lack of due process. The New District Judge reduced the amount of sanctions award by half. The new judge denied the Company's request for a jury trial on contempt and sanctions. The Company has taken steps to appeal the sanctions award and submitted its opening appeal brief on November 30, 2012. The Company deposited $729 with the Court as a bond while the appeal is pending. Although it is difficult to predict the outcome of this litigation, the Company believes that it has strong arguments against the current residual award of $646 and intends to vigorously continue the proceedings it initiated at the Court of Appeals in order to overturn this award. The total range of loss for this case is between $0 to $650 (excluding interest) in excess of amounts already accrued by the Company.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 15 - Commitments and Contingencies (Cont’d)

C.	Litigation (cont’d)

2.
On December 27, 2011, Rudolph filed, but did not serve, a complaint in the Court charging the Company with infringement of Rudolph’s U.S. Patent 7,779,528 (“’528 Patent”) relating to semiconductor wafer inspection technology similar to that described in the ‘298 Patent.  On January 19, 2012, the Company filed a reexamination request with the U.S Patent and Trademark Office ("PTO") seeking reexamination of the '528 Patent. The PTO granted the reexamination request and preliminarily found that 18 claims were invalid. This PTO decision is not final and could change. On April 13, 2012, Rudolph served the '528 suit and agreed to stay the case until the completion of the reexamination. The parties presented the Court with a joint motion to stay the case. The Court has agreed to stay the case for 90 days at a time. The parties must reapply at the end of each stay period for a further stay. The case remains stayed at present. As Rudolph did not demand a specific dollar amount (but an accounting for damages and an injunction against infringing activity), the Company is unable to estimate the possible range of loss in this case and the effect on the Company's activities and results of operation, if any.

3.
On November 1, 2010, a lawsuit was filed by Fish & Richardson P.C. (“F&R”) in the United States District Court for the District of Minnesota (Civil Action No. 10-4436) against us. The lawsuit arose from F&R’s representation of Camtek in the '298 patent action against it by Rudolph Technologies Inc., referred to above. F&R alleged that Camtek owed it approximately $2.25 million in unpaid attorney’s fees arising from F&R’s representation of Camtek at this trial level proceeding. Camtek disputed this claim, asserting that F&R inflated its fees by defending the matter inefficiently, and that F&R charged fees which were substantially beyond the estimated legal costs provided to Camtek periodically in advance of incurring such fees. On May 7, 2012, the parties mutually agreed to settle and released all claims regarding this dispute.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 15 - Commitments and Contingencies (Cont’d)

D.	Agreement with Bank Leumi L’Israel

In connection with the issuance of an appeal bond, in August 2010 the Company signed an agreement with Bank Leumi L’Israel, according to which the Bank provided a bank guarantee in the amount of $8,925 in order to support the appeal bond, which was issued by a surety company in the United States, together with a long-term loan of approximately $1,300  (see Note 12 – Long-term loan).  In addition, the Company received short-term loans in the amount of approximately $1,400 and factoring facilities of additional $1,300. As of December 31, 2012 these factoring facilities have not been utilized. The Company’s obligations to the Bank were secured by a lien on its facility in Israel, restricted deposits in the amount of approximately $5,200 and a floating charge on its assets.

Following the Company's successful appeal in the infringement dispute with Rudolph, the appeal bond was officially released in September 2011. As such, the Bank ceased to provide the guarantee and the restrictions were removed from the deposits.

In addition, the Company signed a covenant agreement with the Bank, amended in December 2011, which requires it to comply with the following financial covenants:

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

•	At the end of each quarter, the Company’s cash balance will be not less than $11,500, including deposits and liens to Bank Leumi.

•	Total foreign assets of the Company at the end of each quarter will be greater than their total debts and liabilities.

•	The ratio of debt to banks to open receivables should be not greater than 70% at the end of each quarter.

•	No lien may be placed on any of its subsidiaries' assets without prior written approval from the Bank.

In addition, the Company made a commitment not to significantly change its majority shareholders without prior written permission from the Bank. Similarly, the Company committed not to perform a merger without written permission from the Bank.

As of December 31, 2012 and 2011, the Company was in full compliance with the amended financial covenants.

In accordance with the updated agreements, the Company's obligations to both Bank Leumi and Bank Mizrahi are secured pari passu by a lien on its facility in Israel and a fixed and floating charge on its assets.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 15 - Commitments and Contingencies (cont’d)

E.	Agreement with Bank Mizrahi

In July 2011 the Company signed an agreement with Bank Mizrahi for a credit facility (see Notes 10, 12). The Company’s obligations to the Bank were secured by a lien on its facility in Israel and a floating charge on its assets. In addition, the Company signed a covenant agreement with the Bank which requires it to comply with the following financial covenants:

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

As of December 31, 2012 and 2011 the Company was in full compliance with these financial covenants.

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

As of December 31, 2012 the amount of non-repaid grants received including interest accrued, in respect of Printar and SELA, amounted to $5,660 and $2,590, respectively (December 31, 2011 - $5,450  and $2,750 , respectively). The liabilities to the OCS were recorded at fair value as part of the purchase price allocation related to the acquisition of Printar and SELA and as of December 31, 2012 amounted to $2,989  and $1,903 , respectively (December 31, 2011 - $2,643 and $1,871 , respectively). (See Note 14 – Other long-term liabilities).

In 2009 and 2010, the Company received further grants in the amount of $598 from the OCS in connection with the research and development activities related to the Printar acquisition.

G.	Dispute with Chief Scientist

A dispute has arisen between the Company and the OCS in Israel in the amount of approximately $700, including accrued interest, regarding the royalty rate to be paid in respect of certain of the Company’s  products, the manufacturing and assembly of which has been moved to a foreign subsidiary.

Management, based on an opinion of its legal advisors, believes that the probability of an unfavorable resolution to this dispute is less than 50%. Accordingly, no accrual has been recorded in the financial statements in respect of this matter.

H.	Outstanding Purchase Orders

As of December 31, 2012, the Company has purchase orders of $7,938 (2011 - $13,256) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

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

Liquidity:

The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2013. If available liquidity will not be sufficient to meet the Company’s operating and loan obligations as they come due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2013. See also Note 15 (D) and Note 15 (E).

Derivative Instruments

The Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. The notional amounts and fair value of derivatives as of December 31, 2012 are:

	Notional amount	Fair value
	U.S. Dollars

Options

Buy put options (Buy dollars and Sell NIS)	3,100	81

Sell call options (Sell dollars and Buy NIS)	3,100	(7)

The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs.

Such instruments had a combined fair value gain of $608 and loss of $(819) for the years ended December 31, 2012 and 2011, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 17 - Shareholders’ Equity

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

C.	Stock Option Plan

As of December 31, 2012, the Company has five stock option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

In October 2003, the Company adopted a stock option plan (the Plan) pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. The total number of options which may be granted to directors, officers, employees and consultants under this plan, is limited to 1,598,800 options. Stock options can be granted with an exercise price equal to or less than the stock’s fair market value at the date of grant. All stock options have 10-year terms and vest and become fully exercisable after 2 or 4 years from the date of grant.

As of December 31, 2012, there are 108,041 additional options available for grant under the Plan. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2012 Grant	2011 Grant

Dividend yield	0	0
Expected volatility	63%	63%-65%
Risk-free interest rate	0.84%-0.92%	1.6%-2.8%
Expected life (years)	6.2-6.4	6
Vesting period (years)	2-4	2-4

In the years ending December 31, 2012 and 2011, 134,010 and 846,804 options were granted, respectively. No options were granted during the year ended December 31, 2010. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $0.00, $0.00 and $0.00 respectively. The total intrinsic value of options vested at December 31, 2012 was $0.00.

The total stock option compensation expense amounted to $329, $297, and $26 in 2012, 2011 and 2010, respectively.

As of December 31, 2012, there was $789 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.14 years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 17 - Shareholders’ Equity (cont’d)

C.	Stock Option Plan (cont’d)

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2012		2011		2010
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	Of	exercise
	shares	price US$	shares	price US$	Shares	price US$
Outstanding at January 1	1,234,199	3.31	489,701	3.21	537,301	3.15
Granted	134,010	1.60	846,804	3.35	-	-
Forfeited	(173,124)	3.11	(53,400)	3.35	(47,600)	2.99
Exercised	-	-	(48,906)	2.98	-	-

Outstanding at year end	1,195,085	3.15	1,234,199	3.31	489,701	3.21

Vested at year end	395,395	3.29	412,395	3.26	480,701	3.19

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	shares	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2012	1,195,085	3.15	6.25	80

Vested and expected to vest at December 31, 2012	1,099,478	3.15	6.25	-

Exercisable at December 31, 2012	395,395	3.29	1.71	-

The following table summarizes information about share options at December 31, 2012:

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price US$	outstanding	life in years	price US$	exercisable	price US$

2.98-3.29	276,395	0.98	2.98	276,395	2.98
3	54,000	2.74	3	54,000	3
5	10,000	3.37	5	10,000	5
6.15	10,000	3.58	6.15	10,000	6.15
4.5	30,000	4.06	4.5	30,000	4.5
3.95	15,000	4.23	3.95	15,000	3.95
3.76	540,500	8.08	3.76	-	3.76
2.86	40,000	8.50	2.86	-	2.86
2.01	55,000	8.75	2.01	-	2.01
0.00	30,180	8.99	0.00	-	-
1.82	30,000	9.92	1.82	-	1.82
1.81	34,010	9.92	1.81	-	1.81
1.4	70,000	9.92	1.4	-	1.4
	1,195,085	6.25	3.15	395,395	3.29

The following table summarizes information about nonvested options at December 31, 2012:

		Weighted
		average
		grant- date
	Options	fair value

Balance at January 1, 2012	821,804	2.03
Granted	134,010	0.81
Vested	-	-
Forfeited	(156,124)	2.19

Balance at December 31, 2012	799,690	1.80

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 17 - Shareholders’ Equity (cont’d)

D.	Restricted Share Unit Plan

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

Total share based awards expense amounted to $72, $120, and $129 in 2012, 2011 and 2010, respectively.

The total unrecognized compensation cost amounted to $17, which is being amortized over the vesting period.

As of the balance sheet date the number of RSU’s available for grant was 665,825.

Activity under the Restricted Share Unit Plan was as follows:

	Awards	Number of	Weighted-
	available	awards	average
	for grant	outstanding	fair value US$

Balance as of December 31, 2011	638,130	359,910	0.42
Awards granted	-	-	-
Exercised	-	(178,969)	0.45
Forfeited	27,695	(27,695)	0.38

Balance as of December 31, 2012	665,825	153,246	0.39

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 18 - Earnings Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated:

	Year ended December 31,
	2012	2011	2010
	U.S. Dollars (In thousands, except per share data)
Net income attributable to Ordinary Shares	3	5,378	2,816

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share calculation	29,849	29,557	29,259

Add assumed exercise of outstanding dilutive potential
Ordinary Shares	164	452	1,101

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share calculation	30,013	30,009	30,360

Basic income per Ordinary Share	0.00	0.18	0.10

Diluted income per Ordinary Share	0.00	0.18	0.09

Note 19 - Geographic Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars
China and Hong Kong	25,008	34,113	33,614
Korea	17,004	23,233	16,621
Asia- Other	10,739	7,487	11,089
United States	9,482	11,699	10,075
Taiwan	11,292	16,458	7,862
Western Europe	6,998	6,956	4,033
Japan	2,370	4,618	3,270
Rest of the world	1,654	2,464	1,216

	84,547	107,028	87,780

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 20 - Selected Income Statement Data

A.	Revenues

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars
Printed Circuit Boards and
IC substrates	16,479	30,708	26,378
Microelectronics	50,450	57,696	43,857
Service fees	17,618	18,624	17,545

Total Revenues	84,547	107,028	87,780

B.	Selling, general and administrative expenses

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars
Selling (a1)	13,827	15,614	12,370
General and administrative	7,311	8,727	8,292

	21,138	24,341	20,662

(a1) Including shipping and handling costs	1,076	1,469	1,491

C.	Financial income (expenses), net

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars
Interest expense	(163)	(100)	(112)
Interest income	38	32	14
Re-evaluation of contingent consideration	1,037	(1,264)	(629)
Interest expense on liabilities to the OCS	(667)	(791)	(733)
Other, net	(12)	(777)	(18)

	233	(2,900)	(1,478)

Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $84, $(308), and $(3) in 2012, 2011 and 2010, respectively.

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

Out of Camtek's retained earnings as of December 31, 2012 approximately $20,800 are tax-exempt earnings attributable to its Approved Enterprise and approximately $6,992 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 21 - Income Taxes (cont’d)

B.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 ("the Investment Law") (cont’d)

As of December 31, 2012, if the income attributed to the Approved Enterprise were distributed as dividend, Camtek would incur a tax liability of approximately $5,200. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, Camtek would incur a tax liability in the amount of approximately $1,748. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise Programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law and the regulations published thereunder as well as the criteria set forth in the approval for the specific investments in the Approved Enterprises. In the event of failure to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rates and the Company could be required to refund a portion of the tax benefits already received, with respect to such Programs. As of December 31, 2012 and 2011, the Company's management believes that the Company has met the aforementioned conditions.

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

The Company estimates the weighted average tax rate applicable for the years in which it expects to utilize the loss carryforwards for tax purposes, whilst choosing the most beneficial reliefs for the purpose of calculating the deferred taxes in Israel.

As of the December 31, 2012, the Company has not chosen the election of the Amendment to the law.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars
Income (loss) before income taxes:
Israel	(1,299)	677	(645)
Non-Israeli	1,512	5,445	4,018

	213	6,122	3,373

Income tax expense (benefit):
Current:
Israel	44	45	35
Non-Israeli	398	735	562

	442	780	597
Deferred:
Israel	-	-	-
Non-Israeli	(232)	(36)	(40)
	(232)	(36)	(40)

	210	744	557

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 21 - Income Taxes (cont’d)

E.	Income taxes included in the statements of operations:

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars
Income before income taxes	213	6,122	3,373

Statutory tax rate	25%	24%	25%

Theoretical income tax expense	53	1,469	843

Increase (decrease) in income tax expense resulting from:

Tax expense (benefits) arising from “Approved and Beneficiating Enterprises” and preferential tax rate in China	492	3,347	(588)

Change in valuation allowance *	(983)	(5,423)	1,233

Non-deductible expenses	548	37	49

Differences between Israeli currency
and dollar-adjusted financial statements-net	160	686	(809)

Nondeductible stock-based compensation	102	102	44

Other **	(162)	526	(215)

Actual income tax expense	210	744	557

Per share effect of the tax benefits arising from
“Approved and Beneficiating Enterprises” and
preferential tax rate in China:

Basic	$0.02	$0.11	$(0.02)

Diluted	$0.02	$0.11	$(0.02)

*	Included within the change in valuation allowance are realized benefits of operating loss carryforwards of $635, $2,007, and $40 for the years ended December 31, 2012, 2011 and 2010, respectively.

**	Mainly due to foreign tax rate differential.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 21 - Income Taxes (cont’d)

F.	Income taxes included in the balance sheets

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31
	2012	2011
	U.S. Dollars
Deferred tax assets:
Allowance for doubtful accounts	82	136
Accrued warranty	26	90
Unearned revenue	182	150
Severance pay	22	21
Accrued expenses	370	471
Net operating losses (NOL) carryforwards	4,258	4,695

Other temporary differences*	1,005	1,159

Total gross deferred tax assets	5,945	6,722
Valuation allowance	(5,141)	(6,124)

Deferred tax asset, net of valuation allowance	804	598

Deferred tax liability:
Long- lived assets	(330)	(356)

Net deferred tax assets	474	242

* Other temporary differences mainly relate to research and development expenses

Under FASB ASC Subtopic 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the future realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established to reduce the deferred tax assets to their estimated realizable value. The amount of deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period would change.  The net change in the total valuation allowance was a decrease of $983 for the year ended December 31, 2012, a decrease of $5,423 for the year ended December 31, 2011 and an increase of $1,233 for the year ended December 31, 2010.

As of December 31, 2012, Camtek has not provided for income taxes on the undistributed earnings of approximately $12,871 of two of its major foreign subsidiaries since these earnings are intended to be indefinitely reinvested.  A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings.  It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

As of December 31, 2012, the Company and its subsidiaries in Israel have regular NOL carryforwards aggregating approximately $46,406 that do not expire.

As of December 31, 2012, the major foreign subsidiaries have NOL carryforwards aggregating approximately $4,742, of which approximately $3,355 will expire from 2013 to 2028 and approximately $1,387 can be carried forward indefinitely.

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

I.
The Company's Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. The subsidiaries in China were entitled to zero tax for the first two years following the earlier of either reaching profitability or 2008, and a 50% tax reduction from the standard tax rate of 25% for the following three years. The tax rate for both Chinese subsidiaries in 2011 was 12%-12.5%. The tax holidays ended in 2012 for Camtek Electronic Technology ("CET") and will end in 2013 for Camtek Imaging Technology ("CIT").

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

For the years ended December 31, 2012, 2011 and 2010, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2012, 2011 and 2010, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its subsidiaries in Israel file their income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, United States of America and China. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning in 2008, in addition, the Israeli tax returns of SELA are open to examination by the Israeli Tax Authorities for the tax years beginning in 2007, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1999 in Belgium, 2006 in Hong Kong and 2009 in the United States of America.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 22  - Balances and Transactions with Related Parties

A.	Balances with related parties:

	December 31,	December 31,
	2012	2011
	U.S. Dollars
Accounts receivable	-	407
Due from affiliates	391	388

B.	Transactions with related parties:

	Year Ended December 31,
	2012	2011	2010
	U.S. Dollars
Purchases from Parent and affiliates	-	1,555	1,955
Interest income from Parent	15	31	-	*
Sales to Parent and affiliates	142	2,397	83

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

Employment Agreements with the Active Chairman and the EVP

Effective 1998 through 2012, the relationship between the Company and its Chief Financial Officer (1998-2001) and Executive Vice President-  Business & Strategy (“EVP”) (2001-2012), was regulated by the provisions as stipulated in his employment agreement dated January 1, 1998. Pursuant to changes made to this agreement in 2005, the EVP dedicated 40% of his time to work for Parent. The EVP received from the Company 60% of a full time salary and was compensated directly by the Parent for the remaining 40% of his time. In October, 2011 the EVP’s terms of employment were re-approved by the General Meeting of Shareholders for a consecutive three years period. As of November 2012, the EVP also began serving as the chief executive officer of an affiliate which is also controlled by the Parent, while continuing to dedicate 40% of his time to work for the Parent. Accordingly, in order to accommodate his new position in the affiliate, the EVP’s employment agreement with the Company is expected to be reconsidered.

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

Note 23 - Fair Value Measurements

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company measures its foreign currency derivative contracts and its long-term liabilities with respect to contingent consideration at fair value. The Company’s foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The long-term liabilities arising from contingent consideration are classified within Level 3 because they are valued using significant inputs that are unobservable in the market such as the Company’s weighted average cost of capital.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Assets
Foreign currency derivative contracts	74	-	74	-
Total Assets	74	-	74	-

Liabilities
Contingent consideration	5,303	-	-	5,303

Total Liabilities	5,303	-	-	5,303

		Quoted Prices in		Significant
		Active Markets	Significant Other	Unobservable
	December 31,	for Identical Assets	Observable Inputs	Inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Liabilities
Foreign currency derivative contracts	534	-	534	-
Contingent consideration	6,887	-	-	6,887

Total Liabilities	7,421	-	534	6,887

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the year ended December 31, 2012.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements

Note 23 - Fair Value Measurements (cont’d)

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) liabilities for the year ended December 31, 2012 and 2011:

Level 3 U.S. Dollars
Contingent consideration
December 31, 2011	6,887
Settlement of liabilities	(547)
Revaluation of fair value included in statement of operations	(1,037)

December 31, 2012	5,303

Level 3 U.S. Dollars
Contingent consideration
December 31, 2010	6,246
Settlement of liabilities	(623)
Revaluation of fair value included in statement of operations	1,264

December 31, 2011	6,887

The adjustments to fair value of the contingent consideration are recorded in the finance income (expense), net in the statement of operations.

The fair value of the contingent payment for Printar as of December 31, 2012, was based on the $2,000 outstanding of the  $2,500 transaction price, discounted from the estimated payment dates to the valuation date using the weighted average cost of capital of 28%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.

The fair value of the contingent consideration arrangement for SELA as of December 31, 2012, was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 21%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.

Item 19.                      Exhibits.

Exhibit No.	Exhibit

1.1
Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000);

1.2	Articles of Registrant, as amended October 24, 2011.
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
101
The following financial information from Camtek Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (ii) Consolidated Balance Sheets at December 31, 2012 and 2011; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

___________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Roy Porat
Name: Roy Porat
Title: Chief Executive Officer

Date:  April 11, 2013