Form 20-F
period 2013-12-31
CAMTEK LTD
filed 2014-03-04
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

A.            Selected Consolidated Financial Data.

We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2013, 2012 and 2011, and "Selected Balance Sheet Data" as of December 31, 2013 and 2012 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Selected Statement of Income Data” for the years ended December 31, 2010 and 2009 and "Selected Balance Sheet Data" as of December 31, 2011, 2010 and 2009 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Income Data:
Revenues:
Sales of products	67,864	66,929	88,404	70,235	39,196
Service fees	17,541	17,618	18,624	17,545	14,325
Total revenuesTotal revenues	85,405	84,547	107,028	87,780	53,521
Cost of revenues:
Cost of products sold	38,692	35,908	48,039	38,464	25,069
Cost of services	12,311	11,574	11,549	10,897	10,970

Total cost of revenues	51,003	47,482	59,588	49,361	36,039
Gross profit	34,402	37,065	47,440	38,419	17,482

Research and development costs	14,370	12,916	14,077	12,906	10,319
Selling, general and administrative expenses	22,362	21,138	24,341	20,662	17,667
Reorganization and impairment	(3,466)	3,031	-	-	-

Total operating expenses	33,266	37,085	38,418	33,568	27,986
Operating income (loss)	1,136	(20)	9,022	4,851	(10,504)
Financial (expenses) income, net	(1,738)	233	(2,900)	(1,478)	(952)

Income (loss) before income taxes	(602)	213	6,122	3,373	(11,456)
Income taxes	609	(210)	(744)	(557)	(386)

Net income (loss)	7	3	5,378	2,816	(11,842)

Earnings (loss) per ordinary share:
Basic	0.00	0.00	0.18	0.10	(0.40)
Diluted	0.00	0.00	0.18	0.09	(0.40)

Weighted average number of ordinary shares outstanding (in thousands):
Basic	30,040	29,849	29,557	29,259	29,218
Diluted	30,094	30,013	30,009	30,360	29,218

	Year Ended December 31,
	2013	2012	2011	2010	2009
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	16,495	18,867	22,185	9,577	15,802
Short-term deposits	6,000	7,160	4,100	-	-
Restricted deposit	729	729	-	5,182	-
Total assets	91,850	99,008	104,757	96,271	79,415
Short and long term bank loans	-	6,252	6,792	2,600	-
Convertible loan	-	-	-	-	1,666
Total liabilities	29,954	38,671	44,824	42,279	28,394
Additional paid in capital	62,966	61,415	61,014	60,452	60,279
Total shareholders’ equity	61,896	60,337	59,933	53,992	51,021

Ordinary issued and outstanding shares	30,405,526	29,896,933	29,717,964	29,277,983	29,235,743

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

Risk Factors Related to Our Business and Our Markets

The markets we target are highly cyclical and we cannot predict the cycles in these markets. Also, these markets are negatively affected by periods of economic downturns or customer capacity adjustments.

The semiconductor fabrication and packaging industry as well as the printed circuit board and the integrated circuit substrate industries are cyclical. During the second half of 2008 and the first half of 2009 our markets experienced a significant downturn, as a result of the severe global economic recession and industry overcapacity. During the second half of 2009, through 2010 and until the end of the third quarter of 2011, we experienced growth due to the increased capacity and demand in the markets in which we operate. 2012 and 2013 were volatile years which were characterized in a relatively slow pace of business, with moderate improvement towards the second half of 2013 which we anticipate will continue into the first or second quarter of 2014.  The occurrences of cyclical downturns in our industries are very difficult to predict. In the event of a reduction in demand we may have limited ability to reduce expenses without harming our ability to grow in response to demand when our markets recover and demand increases again. For example, in order to maintain such ability, we are required to incur significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur losses during downturns or capacity adjustments affecting the markets we serve.

The markets we serve are highly competitive. There are dominant market participants in each of the markets in which we operate with greater resources, all of which may make it difficult for us to maintain profitability and negatively affect our cash flow.

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

In the printed circuit board and the integrated circuit substrate industries, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., Shirai Electronics Industrial Co. Ltd., ATI Electronics Pty Ltd. and local AOI vendors in China and Taiwan such as Machvision Inc., Optima Ltd., Ovitech and Jointpower Technology Co,. Ltd. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases.

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

Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

•	customer budget cycles and installation schedules;

•	product introductions and the penetration period of new products;

•	the size, timing and shipment of substantial orders;

•	timing of evaluation and qualification of our products by new customers;

•	lack of visibility / low levels of backlog from the preceding quarter;

•	product mixes;

•	rapid shifts in industry capacity;

•	pricing of our products;

•	timing of new product upgrades or enhancements;

•	interest and exchange rates;

•	possible impairment of goodwill and other assets; and

•	legal expenses and the impact of legal actions.

We have incurred major losses in past years and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems.

In 2013 we recorded net income of $7,000 after recording net income of $3,000, $5.4 million and $2.8 million in 2012, 2011and 2010, respectively. Despite having had net income in 2013, 2012, 2011 and 2010, we incurred a net loss of $11.8 million in 2009 and net losses in certain prior years. We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares.

In 2013 our operations provided $4.7 million in cash. In 2012 and 2011 our operations respectively provided $4.0 million and $9.8 million in cash. On December 31, 2013, we had cash and cash equivalents of $16.5 million, in addition to which we had $6 million in short-term deposits. We may use cash in our operations during 2014 for working capital and investment activities and may continue to incur significant additional legal expenses and other costs associated with certain patent infringement actions all of which may reduce our available cash resources and harm our operations. See below “Our products may infringe on the intellectual property rights of others, which could result in claims against us. Our existing patent infringement claims expose us to costs and risks".

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

As of the fourth quarter of 2013 the Company had elected to discontinue R&D efforts with respect to Sela's core product, the TEM sample preparation tool otherwise referred to as the Xact product line and recorded inventory and fixed asset write-offs of $3.9 million, and we are currently investing substantial resources in the final development of our 3D inkjet system (see below in "Our 3D Inkjet System is currently undergoing testing at a selected customer site. The results of this testing phase as well as our ability to subsequently pursue successful commercialization could have a material effect on our plans to further expand our business") for the printed circuit boards industry which  originated in part from the acquisition of Printar.

In addition, principally as a result of acquisition activity, our future results of operations may be influenced by the possibility of impairment charges being incurred as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5 below - “Critical Accounting Policies“). In 2013 we recorded an impairment of intangible assets of $1.6 million related to the Sela acquisition and an additional impairment of technology in the amount of $52 thousand related to the Printar acquisition.   In 2012 we recorded an impairment of goodwill and in process research and development in the amounts of $575,000 and $957,000, respectively, related to the Printar acquisition and an additional impairment of goodwill in the amount of $1.5 million related to the Sela acquisition (see Note 9– Goodwill and Intangible Assets, Net, of the financial statements). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

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

Our 3D Inkjet System is currently undergoing testing at a selected customer site. The results of this testing phase as well as our ability to subsequently pursue successful commercialization could have a material effect on our plans to further expand our business.

We are at the final development phase of our 3D functional inkjet system which utilizes and applies specially designed solder mask ink designed to replace conventional coating, drying, exposure and development processes currently used in printed circuit boards manufacturing industry for applying solder mask ink ("3D Inkjet System").

We are currently conducting testing in a selected customer’s production environment. If we find that the results of these testing are not adequate for the commercialization of the 3D Inkjet System, we may be required to invest additional resources in research and development which may delay our time to market or require us to reexamine the feasibility of this project in its entirety. Even If we do determine that our 3D Inkjet System is suitable for commercialization, we cannot predict the extent of market penetration of this new technology.  Also, the revenues generated may not represent a fair return on the investment as a result of, for example, pricing and market conditions, post commercialization system failures or subsequent slow demand and corresponding inventory write offs.

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs.

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial penetration period for several new products such as our semiconductor inspection and metrology systems, and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features.  Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, cash flow and results of operations.

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

The majority of our sales are in the Asia Pacific region. In 2013, our sales in the Asia Pacific region accounted for approximately 78% of our total revenues, of which approximately 30% of our total revenues were from sales in China and Hong Kong, 18% from sales in Korea and 17% from sales in Taiwan. In addition, parts of the manufacturing and assembly of our AOI systems for the printed circuit boards industry are made in our manufacturing facility in Suzhou, China. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, as have North and South Korea. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

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

While a portion of our manufacturing is performed in our production facilities in Israel and in China, we outsource some of our manufacturing processes to a contract manufacturer that is located in Israel ("Contract Manufacturer"). From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturer. In addition we rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide ("Key Suppliers").

Although we believe that our Contract Manufacturer and Key Suppliers have sufficient economic incentive to perform our manufacturing and meet our supply needs, the resources devoted to these activities are not within our control, and we cannot assure you that manufacturing problems will not occur in the future. In addition, the operations of our Contract Manufacturer and Key Suppliers are not under our control, and may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components.  These delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our Contract Manufacturer and Key Suppliers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner.

We may encounter difficulties in purchasing key components and subsystems, or overestimate our needs, to meet customer demand.

 In the current highly competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. We believe that we have sufficient inventory to fill our customers' orders on time, however our predictions may not correspond to our actual future needs and our suppliers and subcontractors cannot always supply such components and subsystems within a shorter than anticipated time frame. Our inability to anticipate rapid market changes may cause an increase of inventory which could result in material inventory write-offs as have been incurred in the past, or may alternately limit our ability to satisfy customer orders which could result in the loss of sales and could cause customers to seek products from our competitors.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We differentiate our products and technologies from those of our competitors by using our proprietary information for the development of our products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia Pacific region, that provide less protection to intellectual property than that provided under U.S., European or Israeli laws.  In addition, we have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the printed circuit board industry, where the intellectual property laws may not be strictly enforced. Therefore, potential risk may be associated with the protection of our intellectual property which in turn may affect our competitive advantage.

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

We generate most of our revenues from products in U.S. dollars but incur a significant portion of our salary and operating expenses in NIS. As most of our revenues are denominated in dollars and as our financial results are reported in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. Therefore an increase in the NIS value relative to the dollar will increase our costs expressed in dollars (as it did in 2013), and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollars. In addition, as of 2011, part of our revenues from products in China is denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the Chinese Renminbi (CNY)/dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

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

Our principal shareholder, Priortech Ltd., or Priortech, holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests.

Priortech beneficially holds approximately 56% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us. Messrs. Rafi Amit, Yotam Stern, David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien ("Founding Members") are parties to a voting agreement dated March 26, 1992, governing inter-alia joint voting at Priortech's general meeting of the shareholders and the right of first refusal among themselves. As of January 31, 2014 the Founding Members or their heirs aggregately hold 35.8% of the voting power at Priortech's general meeting of the shareholders and as such may be deemed to control Priortech.

Our relationship with Priortech may give rise to conflicts of interest.

We purchase products from, or sell products to companies controlled by Priortech Ltd., our principal shareholder, directly or indirectly, or in which Priortech has substantial holdings, and act jointly with such companies with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements, including regarding special board of directors, audit committee and in certain cases shareholder approvals for interested party transactions, we cannot be certain that the possible conflict of interest in any of these transactions and activities is fully eliminated. In addition, Mr. Rafi Amit acts as the Active Chairman of the Board of Directors of the Company and nominee to assume Chief Executive Officer responsibilities, on a 75% of a full time position basis, as well as acting as Priortech’s Chairman of the Board of Directors and providing consulting and management services to Priortech on a 25% of a full time position basis. Mr. Yotam Stern who acts as one of our Directors, holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech and at P.C.B Technologies Ltd., an Israeli public company controlled by Priortech. For more details regarding our senior management arrangements, see Item 6 B below - "Compensation – Employment Agreements".

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

Based on an analysis of our assets and income, we believe that in 2013 we were not a PFIC. We currently expect that we will not be a PFIC in 2014. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2014 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see in Item 10.E below “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company".

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility may cause additional exposure for securities class action litigation.

Commencing November 22, 2013 through February 25, 2014, our ordinary shares have experienced significant market price and volume increases of approximately sixty five  times in average trading volume and approximately two and a half times in average share price compared to the average trading volume and share price applicable during January 1, 2013 through November 21, 2013. While we have no way to confirm the actual reasons behind such fluctuations, these market price and volume fluctuations may be attributable to market speculation concerning the potential of our 3D Inkjet System (see also "Our 3D Inkjet System is currently undergoing testing at a selected customer site. The results of this testing phase as well as our ability to subsequently pursue successful commercialization could have a material adverse effect on our plans to further expand our business" above).

During the period from January 1, 2013 through February 25, 2014, the closing price of our ordinary shares ranged from $1.34 to $5.75 (See Item 9 A below- "Price History of Ordinary Shares"). Our ordinary shares may experience significant market price and volume fluctuations in response to numerous factors, many of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors

•	quarterly variations in our operating results;

•	market conditions relating to our customers’ industries;

•	announcements of technological innovations or new products by us or our competitors, in particular, speculation concerning the potential of our 3D Inkjet System currently in select customer testing;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements of significant claims or proceedings against us and developments in such proceedings or adverse decisions in pending litigation matters;

•	large block transactions in our ordinary shares;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, M&A transactions, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	additions or departures of our key personnel; and

•	future offerings or sales of our ordinary shares.

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

Our principal offices, sole research and development facility and one of our manufacturing facilities are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	hostilities involving Israel;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a downturn in the economic or financial condition of Israel; and

•	a full or partial mobilization of the reserve forces of the Israeli army.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In July 2006 there were extensive hostilities along Israel's northern border, with Lebanon, in proximity to where we are located, and during the past five years Israel was engaged in several armed conflicts in the Gaza Strip. None of the above had any material impact on our operations. Further, since the beginning of 2011 there has been political turmoil and outbreaks of violence throughout the Middle East, such as in neighboring Syria, some of which ended in a revolutionary change of governments, such as in neighboring Egypt and Libya. The effects of the aforementioned political turmoil are yet to unfold but contribute to the general atmosphere of instability in the region. In addition, the threat of Iran becoming armed with nuclear weapons, with all that it entails, has gradually intensified. Increased hostilities, current and future armed conflicts, further adverse developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

Sela received government grants from the OCS for the financing of a significant portion of its product development expenditures in previous years. As of December 31, 2013 the amount of unpaid grants received, including interest accrued by Sela, amounted to $2.5 million. As part of the acquisition of Printar’s assets and certain liabilities, we assumed Printar’s liability to the OCS. In addition, in 2009 and 2010 we received additional grants with respect to the development programs of the digital material deposition systems in the amount of $0.6 million. As of December 31, 2013, the amount of un paid grants received, including interest accrued by Camtek and the liabilities assumed from Printar but not the amounts accrued by Sela, amounted to $6.5 million.

In 2010, a dispute has arisen between us and the OCS in Israel with respect to an amount of approximately $700,000 regarding repayment of an increased amount of grants pertaining to certain of our products, the manufacturing and assembly of which has been moved to a foreign subsidiary. Based, among other matters, on the nature and/or quantities of products manufactured or assembled by our foreign subsidiary, and in conjunction with the opinion of our legal advisors, we believe that the probability that we will be required to pay this amount is less than 50%. Accordingly, no provision has been recorded in our financial statements in respect of this matter.

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

In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board industry. In September 2001, we acquired a developer and producer of automated optical inspection (“AOI”) systems for the semiconductor manufacturing and packaging industry ("MEP"). This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the back end market in the semiconductor industry in the fourth quarter of 2003. The first revenue recognition of the Falcon system was in the second quarter of 2004. Applying our core technologies we had further introduced two additional AOI product lines- the Condor and the Gannet. Sales of all three AOI product lines for the semiconductor industry have since accounted for a significant portion of our total sales.

In 2009 we entered into two new fields of activity as a result of our June 2009 acquisition of the assets and certain liabilities of Printar. Printar's two major fields of activity were: digital material deposition system for application of identification nomenclature on certain printed circuit boards and designated ink ("DMD Legend System") and digital material deposition system and designated solder mask ink for application during production of printed circuit boards. We evolved this technology after extensive research and development efforts into the 3D Inkjet System. We have ceased manufacturing DMD Legend Systems, but still support an installed base of more than 15 active DMD Legend Systems  and sell ink products used by DMD Legend systems. Printar's technology could also be used in the future for various other applications in the field of electronic manufacturing. In 2013 we recorded an impairment of technology in the amount of $52,000 relating to obsolete DMD Legend System technology. In 2012 we recorded an impairment of goodwill and in process research and development in the amounts of $575,000 and $957,000, respectively, related to the Printar acquisition (see Note 9 – Goodwill and Intangible Assets, Net, of the consolidated financial statements).

In 2009 we also completed the acquisition of Sela, which is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Sela developed the Xact, a TEM sample preparation tool using AIM technology. The first Xact system was sold in the first quarter of 2009, and sales of this system continued in 2010 - 2013. The second generation of Xact was introduced in the fourth quarter of 2011. In 2013 and 2012 we recorded an impairment of intangible assets of $1.6 million and $1.5 million, respectively, relating to the Sela acquisition.  In the fourth quarter of 2013the Company announced that other than sale and support of existing Xact products it will not continue with further development its Xact product line.

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million.  In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 shares were sold to Priortech), in which we received net proceeds of $6.1 million. On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI), which amount was repaid in full by August 2010. On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. This private placement also included warrants that, during a period of four years, were exercisable into additional 1,262,626 ordinary shares at a price of $6.83 per share, which warrants expired without being exercised in April 2010.

We have been a public company since July 2000. Our ordinary shares are dual listed on the Nasdaq Global Market and on the Tel-Aviv Stock Exchange (see below in Item 9.A. "Offer and Listing Details"). Our headquarters are located in Israel, and we currently have operations in the Asia Pacific region, North America and Europe.

For discussion of capital expenditures, see Item 5- "Operating and Financial Review and Prospects– Liquidity and Capital Resources.”

Our principal executive offices are located in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel, and our telephone number is 011-972-4-604-8100.  Our agent for service of process in the United States is Camtek USA, Inc., located at 2000 Wyatt Dr., Santa Clara, CA 95054, Tel: (408) 986 9640. Our website is located at www.camtek.co.il. The information on our website is not incorporated by reference into this Annual Report.

B.            Business Overview.

Our Business

Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customers’ latest technologies in the semiconductor fabrication and packaging industry as well as the printed circuit board and the integrated circuit substrate   industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a diverse platform of advanced technologies including intelligent imaging, image processing and digital material deposition ("DMD"). Camtek’s solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

We design, develop, manufacture and market products mainly based on two core technologies: AOI and DMD.

AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in semiconductor fabrication and packaging industry as well as the printed circuit board and the integrated circuit substrate industries . Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

The 3D Inkjet System, which is undergoing final testing and is designed to provide a high performance one-step, environment-friendly and relatively low-cost process in comparison with traditional solder mask application methods, is our main DMD product. The technology can also be applicable in the future to various other applications in the field of electronic manufacturing. Commercialization of our 3D Inkjet System should enable us to offer to our customers in the printed circuit board industry a broader range of products, while relying on our existing operational, research and development and sales and marketing infrastructure.

Our global direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly-owned subsidiaries.

Our Markets

We target the semiconductor fabrication and packaging industry as well as the printed circuit board and the integrated circuit substrate industries, all part of the electronic packaging industries and the electronics supply chain.

The Semiconductor Industry

The semiconductor manufacturing industry produces integrated circuits on silicon (or other semiconductor materials) wafers; each wafer contains numerous integrated circuits dices which are small block of semiconducting material on which a given functional circuit is fabricated. AOI is implemented at various stages along the manufacturing process: both at the front end manufacturing processes, such as lithography and CMP (chemical mechanical polishing) and the back end processes, such as bump, probe mark and post dicing.  The inspection process looks for defects such as cracks, foreign materials or mechanical damage, and also ensures dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

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

 In the semiconductor packaging process, the finished wafers are diced, or separated, into individual integrated circuits, which are then mounted onto substrates, interconnected and encapsulated to produce semiconductor packages. AOI equipment, together with electrical probe testing, determines which integrated circuits  and substrates are non-defective. AOI equipment is also used to inspect any defects that may have been caused to the integrated circuits during electrical probe testing and the dicing of the wafer.

In 3D integrated circuit packaging technology, the face of the integrated circuits is attached to the top of a substrate via an array of bumps, rather than being wire bonded ("3D-IC"). Wafers designed for 3D-IC assembly interconnect go through a process in which solder bumps ranging from 15 to 150 microns in height, or gold bumps about 15-20 microns tall, are plated or stenciled on pads on the face of the integrated circuits. The 3D-IC technology also provides for larger bumps/balls of up to 250 to 350 micron tall to be placed on the die while the entire wafer is coated with a thick layer of polymer - usually epoxy. After dicing, the individual die is actually a finished device, ready to be mounted directly on the printed circuit board. AOI with 3-D measurement capabilities is used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the integrated circuit or the substrate during the packaging process, leading to device failure.

A relatively fast growing segment is “micro-electro mechanical systems” ("MEMS"), which utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices (DLP), sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure product performance and reliability. This testing may constitute a significant amount of the overall product cost. AOI is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as to confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

An additional small, but fast growing, segment is “light emitting diodes” (LED), which utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce LEDs. The LED manufacturing segment relies heavily on testing to ensure product performance and reliability. This testing may also constitute  a significant amount of the overall product cost.

At the front end stage of the process, our AOI system inspects initial stages of the semiconductor fabrication. In semiconductor device manufacturing, dozens of fine pattern layers are exposed onto a wafer (lithography). Those patterns are then inspected after each set of exposure and development to ensure the patterns are formed with the required design, position and accuracy. In addition, inspection data can be used by customers to monitor and conduct necessary changes in production processes.

The Printed Circuit Board and Integrated Circuit Substrate Industry

A printed circuit board is the basic platform that supports and interconnects a broad range of electronic components, such as integrated circuit devices, resistors, capacitors, coils and the like, and enables them to operate as an electronic system. Printed circuit boards consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulating base. These conductive lines provide electrical interconnections between the components. The trace integrity and conformance to exact dimensions are essential to the functioning of the electronic product. Imperfections in the various stages of the printed circuit board manufacturing process may result in defects or flaws, like open conductive lines, electrical short circuits, nicks and inappropriate line widths.

The trend towards compact, high-performance and highly reliable electronic products, such as mobile and smart phones, notebook computers, tablets, digital cameras, drives the demand for increased complexity and miniaturization of printed circuit boards In response to this demand, printed circuit boards manufacturers are producing multi-layer printed circuit boards with increasingly narrow and dense lines, as well as boards with higher layer counts. Multi-layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi-layer boards are continuing to evolve with new technologies. Currently, high-end printed circuit boards (excluding substrates) use conductive lines and spaces of 15 to 120 µm (microns). The scan time required to inspect a given printed circuit boards surface increases substantially in relation to the reduction in line width.

The manufacturing process for multi-layer boards is comprised of three stages: the manufacture of production tools, including artwork and masks; the production of inner layers and their lamination into a single board; and the production of external layers. The majority of AOI systems in the printed circuit boards industry are used for inspection of inner layers. Today, the number of inner layers in typical multi-layer printed circuit boards usually ranges from 4 to 14, though certain high layer-count boards may consist of as many as 52 layers. Inspection by AOI systems during the manufacturing process for the detection of defects in the inner layers prior to the lamination process is crucial, so that any defective individual layers may be repaired or replaced while still accessible. Once the multi-layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board.

Traditional solder mask application includes solder mask coating, in various methods, and photo imaging. Traditional solder mask applications involve high production costs, time-consuming procedures and several production steps. If and when commercially available, Camtek's 3D Inkjet System would allow significant simplification of the solder mask process, which leads to faster cycle time and reduced operational costs.

The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drive the semiconductor industry to produce integrated circuits requiring more input/output connections. These dies must fit into smaller packages. The integrated circuit substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the integrated circuit dice, providing it mechanical and electrical connection to the printed circuit board. These substrates feature conductive lines that are 5 to 25 µm (microns) in width. Although integrated circuit substrates are produced using technologies derived from those used for the production of traditional printed circuit boards, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

The die is connected to the upper side of the substrate, either by wire bonding by means of thin metal wires, or by “flipping” the integrated circuit and directly connecting conductive bumps on its face to a matching array of pads or bumps on the substrate. The latter technology is known as flip chip die attach (“flip-chip”). The die substrate is connected to the printed circuit board via an array of conductive solder balls, known as a ball grid array, or BGA.

The complexity of integrated circuit substrates requires advanced inspection systems with high magnification power for detecting minuscule defects that hinder production yields. Optical inspection of integrated circuit substrates is implemented along the manufacturing process, where the substrates are still in panel form, similar to printed circuit board, and at the end of the production process, where the substrates are cut to strips or packed in trays. Due to the high integration level of today’s electronic products, defective substrates that pass undetected, may render the entire product unusable; if assembled in a mission-critical system, they may cause a catastrophic failure.

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

We offer a broad range of systems for automated optical inspection of semiconductor wafers, integrated circuit substrates and printed circuit boards. We invest significant resources in research and development to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage and of our ability to adapt our technologies to evolving market needs comes from our design philosophy and applicable know-how in basing our products on software-intensive architectures.

AOI Systems for the Semiconductor Industry

Falcon

Our Falcon systems are mainly designed for the back end market of the semiconductor industry. The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional issues or control the integrity of the interconnect and performs various metrology tasks.

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

Gannet

The Gannet system is designed for the front end market of the semiconductor industry. In semiconductor device manufacturing dozens of fine pattern layers are exposed onto a wafer. Those patterns are then inspected after each set of exposure and development to ensure the patterns are formed with the required design accuracy.The Gannet’s advanced algorithms and inspection capabilities enable it to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several production processes.

AOI Systems for the Printed Circuit Board and Integrated Circuit Substrate Industry

Our AOI products for this industry consist of four product lines: the Phoenix, Dragon and Orion for the inspection of inner and outer layers of printed circuit board panels and ultra-fine-line integrated circuit substrate and large area masks (LAM) dedicated for inspection of artwork.

Phoenix

The Phoenix product family, introduced in November 2011, is designed to support a broad range of the most demanding printed circuit board and integrated circuit substrate applications, while keeping pace with the dynamic technology changes in the industry. It enables customers to increase AOI room total yield and offers high performance in all AOI aspects. Phoenix models are optimized for specific printed circuit board technology ranges – from mainstream circuits of typically 50 µm (microns) conductor line width, up to high density substrates having 5 µm (microns) wide conductive lines. The Phoenix product family is enhanced with Spark - Camtek's unique and powerful detection engine providing high detection capabilities, while minimizing false calls. Spark's open architecture software enables easy adaptation to new applications and technology, and supports critical dimensions detection.

Dragon

Dragon systems are high-throughput, automation-ready systems for inspection of all printed circuit board types in a mass production environment. Dragon models are optimized for specific printed circuit board technology ranges – from mainstream circuits of typically 100 µm (microns) conductor line width, up to high density substrates having 12 µm (microns) wide conductive lines. All Dragon models are designed to interface with automated material handling mechanisms provided by us or other automation suppliers. We believe that the combination of detection ability, scanning speed, real-time data collection for process control and automated material handling deliver outstanding value to customers. Some models of the Dragon product family are enhanced with “Spark” - Camtek's innovative and powerful detection engine providing high detection capabilities, while minimizing false calls. Spark's open architecture software enables easy adaptation to new applications and technology, and supports critical dimensions detection. The Dragon was first introduced in March 2003.

Orion

Orion systems are stand-alone AOI systems for high volume inspection of all printed circuit board types designed to operate in “Inspectify™” mode of operation. Inspectify™ is a unique mode of operation enabling the operator to perform verification immediately after inspection on the same system, thus saving time and eliminating handling-related defects. The Orion family has evolved gradually since its introduction in 1999. All Orion models retain an ergonomic user interface that supports high productivity and flexibility, allowing successive on-line inspection and verification, or solely inspection followed by off-line verification on a separate station. Like the Dragon family, Orion models are dedicated for various printed circuit board technology ranges. Some models of the Orion product family are enhanced with Spark.

LAM

The LAM inspection system is specially designed for main-stream LAM inspection. It offers unparalleled detection ability on LAM with down to 25 µm line/space width technology. The LAM incorporates advanced technology innovations to ensure the level of detection that these fine masks require at this critical production stage. Since large area masks are made of glass and transparent for light, the LAM inspection system contains specially designed image acquisition system, where the mask under inspection is located in between illumination sources and the digital camera.

Verification Systems

The CVR-100 is a stand-alone verification system designed for verification of panels after inspection on the Phoenix, Dragon or Orion AOI equipment.

Direct Digital Material Deposition (DMD)

3D Inkjet System (currently under final development)

3D Inkjet System (previously referred to as the "GreenJet" system) is aimed to replace the conventional solder mask application lines for prototypes and high mix low volume production. The 3D Inkjet System offers manufacturers flexible and high-performance digital printing technology solution, accompanied by a wide range of cost effective, and technological benefits.

The 3D Inkjet System incorporates state of the art printing technology, using a specially developed hybrid ink which was tailored to the tough requirements of the printed circuit board industry. The system is currently undergoing final evaluation in a selected customer’s site.

Customers

Our customer base includes the majority of the largest printed circuit board manufacturers worldwide and 23 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDM) and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located in 32 countries throughout Asia, Europe and North America. In 2013, 2012 and 2011, no individual customer accounted for more than 10% of our total revenues. In the integrated circuit substrate industry, our customers are typically dedicated substrate manufacturers, but also include large printed circuit board manufacturers who have separate substrate manufacturing facilities. Our integrated circuit substrate customers are located predominantly in Taiwan and the Asia Pacific region. In the semiconductor manufacturing and packaging industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices. In the front end market of the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the device manufacturing processes.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars (In thousands)
China and Hong Kong	25,889	25,008	34,113
Korea	15,691	17,004	23,233
Other Asia	6,072	10,739	7,487
United States	11,705	9,482	11,699
Taiwan	14,543	11,292	16,458
Western Europe	6,519	6,998	6,956
Japan	4,010	2,370	4,618
Rest of the world	976	1,654	2,464

Total	85,405	84,547	107,028

The following table shows our revenues classified by our sales to both industries and our sales from services for each of the last three years:

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars (In thousands)
Semiconductors	48,422	50,450	57,696
Printed circuit board and integrated circuit substrates	19,442	16,479	30,708
Service Fees	17,541	17,618	18,624

Total Revenues	85,405	84,547	107,028

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

In the last three years, we signed several distribution rights agreements with different Japanese, European and North African companies, under which these companies sell, install and support our products in Japan, Europe and North Africa, respectively.

In 2009 we signed a memorandum of understanding ("MOU") with Utechzone Co Ltd., ("UTZ") a former competitor of ours in the field of automated inspection of finished integrated circuit substrates. In accordance with the terms of the MOU, we were entitled to exclusively distribute, install and support UTZ's Automatic Visual Inspection ("AVI") systems designed for detection of surface defects on finished printed circuit boards or finished substrates for integrated circuit carriers systems. As result of the MOU, we ceased the development and marketing of our then existing AVI systems product line (commercially known as the "Pegasus" product line). We recorded our first sale under the MOU in the first quarter of 2010. As of fourth quarter of 2012, UTZ breached the provisions stipulated in the MOU causing an impact on our revenues and profitability during 2012 and 2013. In April, 2013 UTZ has brought legal action against our subsidiary, Camtek H.K Ltd.  in Taoyuan District Court of Taiwan regarding payments which were allegedly due and payable by us to UTZ in accordance with the MOU.  In September, 2013 we signed a settlement of claims agreement and agreed to resolve all pending disputes with UTZ regarding service and support for existing customers and settlement of outstanding debts between the parties.

As of December 31, 2013, 209 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region in the last couple of years, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

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

We take various measures to secure customers’ payment on a case by case basis by means of letters of credit and bank notes.

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to twelve weeks. We utilize subcontractors for the production of subsystems. Since the beginning of 2010 our Falcon and Condor systems are manufactured by a single Israeli contractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months of inventory of critical components used in the manufacture and assembly of our products. During times of rapid increase in demand in the semiconductor fabrication and packaging, printed circuit boards and integrated circuit substrates industries, the delivery time of suppliers in these industries is extended.  However, to date, we have been able to obtain sufficient units of these components to meet our needs in a timely fashion.

We have two manufacturing facilities: one in Migdal Ha’Emek, Israel, and another one in Suzhou, China, in which we manufacture certain components and assemble most of our AOI systems for the printed circuit boards industry.

Competition

The markets in which we operate are highly competitive. In the semiconductor industry, our primary competitor is Rudolph Technologies Inc., with additional competitors including KLA-Tencor Corporation and several Japanese competitors whom we face mostly in Japan – Topcon Corporation, Toray Industries, Inc., Hitachi Ltd. and Nidec Tosok Corporation. In the printed circuit boards  and integrated circuit substrate industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., ATI Electronics Pty Ltd., Shirai Electronics Industrial Co. Ltd. and local AOI vendors in China and Taiwan such as Machvision Inc., Optima Ltd., Ovitech and Jointpower Technology Co,.Ltd.

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

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2013	2012	2011
	(dollars in thousands)
Building and leasehold improvements	6	98	811
Machinery and equipment*	580	2,040	215
Office furniture and equipment	96	12	19
Computer equipment and software	1,446	1,523	121
Total	$2,128	$3,673	$1,166

* including transfer of inventory to fixed assets in the aggregate of $271,000, $1.6 million and $347,000 in 2013, 2012 and 2011, respectively.

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

C.            Organizational Structure

Priortech, our principal shareholder, through its affiliated companies, engages in various aspects of electronic packaging, including the production and assembly of printed circuit boards and the development and sale of integrated circuit substrates. Based on sales, PCB Technologies Ltd., a subsidiary of Priortech, is one of the largest printed circuit boards manufacturers in Israel. Priortech currently holds approximately 56% of our outstanding ordinary shares. Our revenues from sales to affiliates and subsidiaries of Priortech, totaled $347,000, $142,000 and $2,397,000 in 2013, 2012 and 2011, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

 The following table shows the Company's subsidiaries, all of which are wholly owned by us (except for Camtek HK  Ltd., in which Priortech holds no more than one percent of the voting rights) or by our subsidiaries, together with each subsidiary's jurisdiction of incorporation, as of the date of this report.

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

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 31,700 square feet.

Aggregate office rent expenses in 2013 amounted to approximately $1.0 million.

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

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication and packaging, printed circuit boards and integrated circuit substrates industries, mainly based on two core technologies: AOI and DMD; AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in semiconductor fabrication and packaging industry as well as the printed circuit board and the integrated circuit substrate industries. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

The 3D Inkjet System, which is undergoing final testing, and is designed to provide a high performance one-step, environment-friendly and relatively low-cost process in comparison with traditional solder mask application methods, is our main DMD product. The technology can also be applicable in the future to various other applications in the field of electronic manufacturing. Commercialization of our 3D Inkjet System should enable us to offer to our customers in the printed circuit board industry a broader range of products, while relying on our existing operational, research and development and sales and marketing infrastructure.

We sell our systems internationally. The majority of sales of our systems in 2013 were to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan. This fact is due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in the region.

In 2013, our sales to customers in the Asia Pacific region accounted for approximately 78% of our total revenues, including approximately 30% of our total revenues from sales in China and Hong Kong, 18% in Korea and 17% in Taiwan. We expect this trend of the major portion of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

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

Revenue Recognition.  The Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable and collectability is reasonably assured. In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery to the distributor assuming all other criteria for revenue recognition are met.

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

We apply ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multiple-element arrangements the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on management’s best estimate of their selling price where other sources of evidence are unavailable. The revenue relating to the undelivered elements is deferred using the relative selling price method utilizing vendor-specific-objective evidence until delivery of the deferred elements.

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

In the years 2013, 2012 and 2011 we wrote-off inventory in the amount of approximately $3.7 million, $2 million and $1 million, respectively. The write off amounts are included in the line item “Cost of products sold", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $3.7 million in 2013 related to: (i) $3.1 million due to inventory and items associated with Sela's product line; and (ii) $540,000 due to slow moving inventory; the write-off in the amount of approximately $2 million in 2012 related to: (i) $1.4 million due to inventory and items associated with product lines of Xact and EM3 products which were deemed obsolete; and (ii) $0.6 million due to damaged, obsolete, excess or slow moving inventory. Inventory that is not expected to be converted or consumed in 2014 is classified as non-current. As of December 31, 2013, a $2.2 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Intangible assets as part of a business combination are recorded at their fair value and amortized based on their estimated revenue producing life span. Acquired in-process research and development is amortized starting at the initial date of recording revenues from the associated technology. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. In 2013 we recorded an impairment of intangible assets of $1.6 million related to the Sela acquisition and an additional impairment of technology in the amount of $52,000 related to the Printar acquisition. In 2012 we recorded an impairment of goodwill and in process research and development in the amounts of $575,000 and $957,000, respectively, related to the Printar acquisition and an additional impairment of goodwill in the amount of $1.5 million related to the Sela acquisition (see Note 9 – Goodwill and Intangible Assets, Net, of the consolidated financial statements).

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

Valuation of Long- Lived Assets. We apply ASC Subtopic 360-10, “Property, Plant and Equipment”.  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepared future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2013. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

New Standards and Interpretations - Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.  ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward.  ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013.  The new standard is to be applied prospectively but retrospective application is permitted.  The Company will implement the provisions of ASU 2013-11 as of January 1, 2014.

Results of Operations

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Revenues. Revenues in 2013 increased by 1% to $85.4 million from $84.5 million in the year ended December 31, 2012. In 2013, sales to printed circuit boards  and integrated circuit substrate industries increased by 18% and semiconductor industries decreased by4%, compared to previous year. Sales of all products increased by 1.5% to $68 million in the year ended December 31, 2013, from $67.0 million in the year ended December 31, 2012. The mixture of products sold and their configuration and throughput varieties make it very difficult to estimate average selling prices and pricing trends.

Service fees decreased by less than 0.5% to $17.5 million in the year ended December 31, 2013, from $17.6 million for the year ended December 31, 2012

Gross Profit.Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overhead and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit decreased by $2.6 million to $34.4 million in 2013 from $37.0 million in 2012, representing a decrease of 7%. Our gross margin decreased to 40.3% in 2013, compared to a gross margin of 43.8% in 2012, primarily due to the mix of products sold. In addition, in 2013 we reported an inventory write-off in the amount of approximately $3.7 million compared with an inventory write-off in the amount of $2 million reported in 2012.  Our gross profit on product sales decreased by $1.8 million to $29.2 million in 2013, compared to $31.0 million in 2012. Our gross profit on service revenue decreased by $0.8 million in 2013 to $5.2 million, compared to $6.0 million in 2012, primarily due to the fixed costs associated with services, which were not reduced to reflect the decrease in sales.

Research and Development Costs. Research and development expenses consist primarily of salaries, materialsconsumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2013 were $14.4 million compared to $12.9 million in 2012. Research and development expenses increased in 2013 by $1.5 million, primarily due to increased payments to subcontractors and the impact of the exchange rate between the Israeli Shekel and the US Dollar.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 6.6% to $22.4 million in 2013 from $21.1 million in 2012. Selling, general and administrative expenses have increased mainly due to the increased non-capitalized expenses associated with the new ERP system and the impact of the exchange rate between the Israeli Shekel and the US Dollar, partially offset by a reduction in legal costs.

Reorganization and impairment. During 2013, we reviewed the business outlook of the Sela's product lines, made certain personnel changes and decided to cease our development, production and marketing efforts for these product lines and, accordingly, recorded an impairment charge with respect of technology, customer relationships and goodwill of $1.7 million. We also recorded income of $5.1 million from revaluation of the liabilities in respect of SELA acquisition. In addition, during 2013, we reviewed the business outlook of the projector of our DMD Legend System and recorded an impairment charge in respect of technology in the amount of $52,000 relating to obsolete DMD Legend system technology. During 2012 we recorded an impairment charge relating to Sela and Printar acquisitions of $1.5 million and $1.5 million, respectively.

Financial  Expenses, Net. We had net financial expense of $1.7 million in 2013, as compared to net financial income of $0.2 million in 2012. These changes relate mainly to expenses recorded in 2013 of $1.4 million related to a revaluation of contingent consideration and certain future liabilities recorded with respect to business combinations of Printar and Sela, compared to net financial income of $0.4 million in 2012. Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $188,000 in 2013 compared to foreign currency income of $84,000 in 2012.

Provision for Income Taxes. Income tax income in 2013 was $0.6 million compared to income tax expenses of $0.2 million in 2012, mainly due to the realization of deferred tax asset in Israel as we determined that there is positive evidence to support that the deferred tax assets will be realized in the future.

Net Income. We realized net income of $7,000 in 2013 compared to $3,000 in 2012, in light of the factors discussed above.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Revenues. Revenues in 2012 decreased by 21% to $84.5 million from $107 million in the year ended December 31, 2011. In 2012, sales to the printed circuit boards and integrated circuit substrate and semiconductor industries decreased by 46% and 13%, respectively, compared to previous year. Sales of all products decreased by 24% to $67.0 million in the year ended December 31, 2012, from $88.4 million in the year ended December 31, 2011. The decrease in sales was attributed mainly to an economic downturn in the markets we serve which negatively impacted our customers’ spending patterns.

Service fees decreased by 5% to $17.6 million in the year ended December 31, 2012, from $18.6 million for the year ended December 31, 2011 mainly as a result of a decrease in DMD Legend system related service revenues.

Gross Profit. Our total gross profit decreased by $10.4 million to $37.0 million in 2012 from $47.4 million in 2011, representing a decrease of 22%. Our gross margin decreased to 43.8% in 2012, compared to a gross margin of 44.3% in 2011, primarily due to decreased revenues as described above and the level of fixed costs included in the cost of goods sold. In addition, in 2012 we reported an inventory write-off in the amount of approximately $2 million compared with an inventory write-off in the amount of $1 million reported in 2011.  Our gross profit on product sales decreased by $9.4 million to $31.0 million in 2012, compared to $40.4 million in 2011. Our gross profit on service revenue decreased by $1.1 million in 2012 to $6.0 million, compared to $7.1 million in 2011, primarily due to the fixed costs associated with services, which were not reduced to reflect the decrease in sales.

Researchand Development Costs.Total research and development expenses for 2012 were $12.9 million compared to $14.1 million in 2011. Research and development expenses decreased in 2012 by $1.2 million, primarily due to reductions in salary expenses and in payments to sub-contractors.

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

Reorganization and impairment. During the fourth quarter of 2012, due to certain developments in business and in research and development activity of the project during the year, we reviewed the business outlook of the Xact project, made certain personnel changes and decided to cease our marketing efforts of the legacy product, which resulted in an impairment of our goodwill with respect to Sela. Accordingly we recorded an impairment charge of $1.5 million. In addition, during the fourth quarter of 2012, due to delays in the development activity of 3D Inkjet System during the year, we reviewed the business outlook of the 3D Inkjet System project, made certain personnel changes and decided to delay our marketing efforts which resulted in an impairment of our goodwill and in process research and development with respect to DMD. Accordingly we recorded an impairment charge of $575,000 and $957,000, respectively. No reorganization and impairment charges were recognized in 2011.

Financial  Expenses, Net. We had net financial income of $0.2 million in 2012, as compared to net financial expenses of $2.9 million in 2011. These changes relate mainly to income recorded in 2012 of $0.4 million related to a revaluation of contingent consideration and certain future liabilities recorded with respect to business combinations of Printar and Sela, compared to expenses of $2.1 million in 2011. Foreign currency income, net, resulting from transactions not denominated in U.S. Dollars, amounted to $84,000 in 2012 compared to expenses of $308,000 in 2011.

Provision for Income Taxes. Income tax expenses in 2012 were $0.2 million compared to $0.7 million in 2011, mainly due to decreased profits.

Net Income. We realized net income of $3,000 in 2012 compared to $5.4 million in 2011, in light of the factors discussed above.

B.            Liquidity and Capital Resources

Our cash and cash equivalent balances totaled approximately $16.5 million as of December 31, 2013, and $18.9 million as of December 31, 2012, in addition to $6.0 million which was classified as short term deposits (December 31, 2012 - $7.2 million). Our cash is invested in bank deposits. The bank deposits are spread among several banks, primarily in Israel.

From our inception through December 31, 2013 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $14.5 million from a private placement to Israeli institutional investors.

Our working capital was approximately $47.1 million as of December 31, 2013 and $43.1 million as of December 31, 2012. The increase is mainly attributed to the repayment of outstanding bank loans.

 Our capital expenditures during 2013 were approximately $2.0 million, mainly due to operating activities.

 During 2013 we have fully repaid all short term and long term loans previously secured from Bank Leumi L'Israel Ltd. and Bank Mizrahi Tefahot Ltd. during 2010 to 2012.

 Our obligations to both Bank Leumi and Bank Mizrahi were secured pari passu by a lien on our facility in Israel and a fixed and floating charge as well as certain financial covenants with which we were in full compliance as of December 31, 2013.

On August 12, 2008, our Board of Directors authorized a share repurchase program, involving the repurchase from time to time of our ordinary shares, in a sum not to exceed a total aggregate price of $2 million. The timing and exact number of shares purchased will be at the Company's discretion. The buyback of shares may occur in open market, negotiated or block transactions. We do not intend to purchase any shares from our management team or other insiders. This share repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time. There were no purchases in 2013 and as of the date of this Annual Report, there is no current intention to buy shares. As of December 31, 2013, $1.1 million remains of the $2 million authorized for the share repurchase program.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements through 2014. If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in "We have incurred major losses in past years and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems" under "Risk Factors" above).

Cash flow from operating activities

 Net cash and cash equivalents provided by operating activities for the years ended December 31, 2013, 2012 and 2011 totaled $4.7 million, $4.0 million and $9.8 million, respectively.

During the year ended December 31, 2013, cash provided by operating activities was primarily due to net income, adjusted to exclude the effect of non-cash charges, of $5.6 million, a decrease in inventory of $5.5 million, and an increase in other current liabilities of $1.9 million, partially offset by an increase in trade accounts receivable of $3.8 million, the revaluation of contingent liabilities and interest expenses on liabilities to the OCS of $3.7 million and an increase in deferred tax benefit of $1.4 million.

 During the year ended December 31, 2012, cash provided by operating activities was primarily due to net income, adjusted to exclude the effect of non-cash charges, of $5.7 million, an decrease in trade accounts receivable of $2.3 million, a decrease in other assets of $1.1 million, and an increase in trade accounts payable of $0.8 million, partially offset by a decrease in other current liabilities of $5.3 million,  and the revaluation of contingent liabilities and interest expenses on liabilities to the OCS of $0.6 million.

 During the year ended December 31, 2011, cash provided by operating activities was primarily due to net income, adjusted to exclude the effect of non-cash charges, of $8.2 million, and a decrease in trade accounts receivable of $3.5 million, and the revaluation of contingent liabilities and interest expenses on liabilities to the OCS of $2.0 million, partially offset by an decrease in trade accounts payable of $3.0 million and an increase in other assets of $0.8 million.

Cash flow from investing activities

Cash flow used in investing activities in 2013 was $0.8 million, primarily due to the investment of $2.0 million in fixed and intangible assets offset by $1.2 million released from short term deposits. Cash flow used in investing activities in 2012 was $6.0 million, primarily due to investment in short term deposits and fixed assets. Cash flow used in investing activities in 2011 was $0.4 million, primarily due to short term deposits of $4.1 million and capital expenditures of $1.1 million offset by a restricted deposit of $5.2 million, which was released in 2011.

Our capital expenditures in 2013 and 2012 were used primarily for investment in the implementation of an ERP system and investment in electronic equipment and for the maintenance of our facilities in Israel and China.

Cash flow from financing activities

Cash flow used in financing activities in the year ended December 31, 2013 was $6.0 million, mainly due to the repayment of long term and short term loans offset by income from share issuances of $1.2 million.

Cash flow used in financing activities in the year ended December 31, 2012 was $1.2 million, mainly due to the repayment of long term loans offset by an increase of bank loans received.

Cash flow provided by financing activities in the year ended December 31, 2011 was $3.4 million, mainly due to receipt of $4.8 million in loans from banks, offset  by repayments to the OCS in a sum of $0.6 million, as well as earn-out payments for Sela in a sum of $0.4 million and repayment of loans from banks in a sum of $0.6 million.

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

 On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise"; such criteria generally require that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

 Camtek has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2014. In addition Camtek has elected 2010 as the year of election for a period ending 2019 (collectively, "Programs"). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2016.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011. For more information, see Item 10 – “Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Out of Camtek's retained earnings as of December 31, 2013 approximately $20.6 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $9.4 million are tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2013, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $2.3 million. These amounts will be recorded as an income tax expense in the period in which we declare the dividend.

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

Inflation and Foreign Currency Fluctuation

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars. The prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Our product prices in most countries except in Europe, Japan and as of 2011 part of our revenues from products in China, are denominated in dollars. However, most of our service income is denominated in local currency. Due to the fact that our financial results are reported in dollars, in Europe, Japan or China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease and negatively affect our revenues and income. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As most of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a significant portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in dollars, increase to the extent by which the continued significant appreciation of the NIS in relation to the dollar, will increase our costs expressed in dollars and have an effect on our net income. In 2013 we experienced appreciation of the NIS in relation to the dollar which increased our costs expressed in dollars mainly due to personnel, subcontractors, materials and facility-related costs. In 2012 there was no significant impact to our costs expressed in dollars. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. In order to secure part of the risk, we are engaged from time to time in hedging transactions.

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

Our research and development efforts are primarily focused on:

•	completing the final development of our 3D Inkjet System ;

•	increasing the throughput of our AOI systems;

•	improving our defect detection capabilities;

•	reducing the number of false alarms while simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	providing unique technological solutions to our customers; and

•	adding capabilities to expand our market segments.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2013, we had 86 employees engaged in research and development, almost all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $14.4 million, 12.9 million and $14.1 million for the years ended December 31, 2013, 2012 and 2011, respectively, representing 17%, 15% and 13.2% of the total revenues for the years then ended.

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

We have 124  patents pending in Israel and worldwide and 14 US provisional applications.  In addition, we have 99 registered patents in the following countries: USA (44), Israel (9), Europe (6), Korea (5), Japan (7), Singapore (4), China (13) and Taiwan (11). These patents relate to our proprietary technology and know-how developed for products in the semiconductor fabrication and packaging, printed circuit boards and integrated circuit substrates industries. We also have 10 registered trademarks in Israel.

D.	Trend Information

The semiconductor fabrication and packaging industry as well as the printed circuit board and the integrated circuit substrate industries are cyclical and highly influenced by weakness or uncertainties in global economic conditions. 2012 and 2013 were volatile years which were characterized by a relatively slow pace of business moderately improving towards the second half of 2013. Although global economic uncertainties are still evident we anticipate that the current trend of improvement in our customers spending patterns particularly in the semiconductor fabrication and packaging industry will continue into the first or second quarter of 2014. For specific trend information regarding each of the markets in which we operate see Item 4.B- "Our Markets" above.

We believe that our 3D Inkjet System, to the extent commercialized may have a significant potential effect on our business; see also Item 3.D- "Risk Factors"- "Our 3D Inkjet System is currently undergoing testing at a selected customer site. The results of this testing phase as well as our ability to subsequently pursue successful commercialization could have a material effect on our plans to further expand our business" above.

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

As of December 31, 2013, minimum future rental payments under such non-cancelable operating leases were approximately $2.8 million.

F.	Contractual Obligations and Other Commercial Commitments.

As of December 31, 2013, we had contractual obligations and commercial commitments of:

	Payment Due in
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contingent consideration in respect of business combinations	2,030	268	1,762	-	-

Purchase obligations (1)	6,085	6,085	-	-	-
OCS	4,155	159	318	565	3,113
Severance obligation	858	-	-	-	858
Other long-term obligations (2)	2,822	1,533	1,289	-	-
Total	15,950	8,045	3,369	565	3,971

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.

(2)
In 2013, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2013, the minimum future rental payments (including future vehicle rental of our subsidiaries) were approximately $1.0 million.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2013, minimum future rental payments under these leases amounted to $1.8 million.

Item 6.	Directors, Senior Management and Key Employees.

A.            Directors and Senior Management.

The following table sets forth information with respect to our directors and executive officers as of the date of this Annual Report. The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title
Rafi Amit	65	Active Chairman of the Board of Directors and nominee to assume Chief Executive Officer responsibilities
Yotam Stern	61	Director
Gabi Heller*	49	Director
Rafi Koriat*	67	Director
Eran Bendoly	49	Director
Moshe Eisenberg	47	Vice President – Chief Financial Officer
Ayelet Peled	49	Vice President – Human Resources
Moshe Baruch	59	Vice President – Research and Development
Moshe Grencel	60	Vice President – Operations
Ramy Langer	60	Vice President – Semiconductors
Aharon Sela	61	Vice President – Sales and President of Camtek Hong Kong
Amir Tzhori	46	Vice President – PCB Manager and President of Camtek China
Dr. Boaz Nitzan	49	Vice President – DMD

*External directors (as such term is defined under Israeli Companies Law)

Rafi Amit is serving as our Active Chairman of the Board of Directors since August 2010. As of January 2014, Mr. Amit was nominated in his capacity as Active Chairman to act as incoming Chief Executive Officer and, subject to shareholder approval, to retain responsibilities previously held by our outgoing Chief Executive Officer, Mr. Roy Porat. Mr. Amit has previously served as our Chief Executive Officer from January 1998 until August 2010 and has served as Chairman of the Board of Directors since from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board of Directors since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern has served as our Executive Vice President, Business & Strategy (see Item 6 B "Compensation – Employment Agreements"). From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. As of November, 2012 Mr. Stern also serves as Chief Executive Officer of P.C.B Technologies Ltd., our affiliate which is also controlled by Priortech. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

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

Rafi Koriat has served on our Board of Directors since September 2006. Mr. Koriat has extensive experience as Chief Executive Officer and Board member in the fields of semiconductor assembly and processing equipment, optical network components, nanotechnology and other related emerging fields. Prior to his present position as founder and Chief Executive Officer of Korel Business Ltd., which specializes in strategic positioning and guiding high tech companies and management, and his additional responsibility as Co-Chairman of NanoIsrael International Conference, Mr. Koriat was Chief Executive Officer of Lambda Crossing engaged in the development and manufacturing of optical components for networks (2001-2006), and Founder and Chief Executive Officer of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are engaged in the development and manufacturing of advanced front-end semiconductor capital equipment (1992-2001). Previously, he worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. in the United States and Israel as Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology, and a M.Sc. from Drexel University in Philadelphia, Pennsylvania and has completed an Executive Management Program at Stanford University.

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

Moshe Eisenberg has served as our Chief Financial Officer since November 2011. From 2010 to 2011 Mr. Eisenberg served as the Chief Financial Officer of Exlibris, a global provider of library automation solution for the academic market. Prior to that, from 2005 to 2009, Mr. Eisenberg served as the Chief Financial Officer of Scopus Video Networks Ltd., a leading provider of digital compression, decoding & video processing equipment. Prior to that, Mr. Eisenberg held various professional and managerial positions at Gilat Satellite Networks Ltd. (GILT) and its wholly owned US subsidiary, Spacenet Inc. Mr. Eisenberg holds an MBA from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

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

Moshe Baruch has served as our Vice President - Research and Development since September 2012. From 1996- 2012 Mr. Baruch held various R&D positions at KLA-Tencor, including the executive position of R&D manager (2005-2012). Prior to that, Mr. Baruch held several R&D leadership positions at large Israeli-based companies, developing multi-disciplinary products for the defense industry, including Rafael Advanced Defense Systems Ltd., Elta Systems Ltd., and Tadiran Electronic Systems Ltd. Mr. Baruch holds a B.Sc. in mathematics and computer science from Ben Gurion University.

Moshe Grencel has served as our Vice President - Operations since January 2007.  From 2004 until 2006 Mr. Grencel served as the Executive Vice President of Supply Chain of Delta Galil, a leading company in the textile industry. From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer.  From 1983 until 2000, Mr. Grencel held various executive positions at Elscint Ltd., a medical diagnostic equipment manufacturer. Mr. Grencel holds a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

Ramy Langer  has served as our Vice President - Semiconductors Division since February 2014. From 2007 until 2012, Mr. Langer served as the Chief Executive Officer (and co-founder) of Infinite Memory Ltd., a fab-less developer of products based on Saifun Semiconductors Ltd.’s technology. From 2005 until 2007, Mr. Langer served as Vice President- Business Development of Saifun, marketing non-volatile memory IP. From 2002 until 2005 Mr. Langer served as Managing Director of Infineon Flash, a fab-less developer of products based on Saifun’s technology using Infineon DRAM process. From 1999-2002 Mr. Langer served as Vice President- Marketing & Sales of Tower Semiconductors Ltd., manufacturer of integrated circuits. Prior to that, Mr. Langer held various executive positions at Kulicke and Soffa Industries, Inc., a leading global semiconductor assembly equipment manufacturer. Mr. Langer holds a B.Sc. in Electronic Engineering from the Technion – Israel Institute of Technology and a M.Sc. in Electronic Engineering from Drexel University, Philadelphia.

Aharon Sela has served as President of Camtek Hong Kong since March 2008 and as our VP Sales. Previously, from 2004 until March 2008, he served as V.P. Sales of the Micro Electronics Division at Camtek Europe and Camtek Hong Kong. From 2002 until 2004 Mr. Sela served as Manager of Camtek Japan and previously he served as Executive Vice President of Sales and Marketing at Inspectech Ltd. (which was merged with Camtek in 2001). Mr. Sela holds a B.Sc. in Electrical Engineering from Technion - Israel Institute of Technology.

Amir Tzhori serves as our corporate Vice President - PCB (AOI) Manager and President of Camtek China since December 2010. From July 2008 to July 2010, Mr. Tzhori served as President of Camtek Imaging Technology (CIT), one of our subsidiaries in China. From July 2005 until July 2008 Mr. Tzhori served as VP Operations and COO of Camtek Hong Kong. Previously Mr. Tzhori served as Marketing Manager for Applied Materials and held several managerial positions for Camtek USA. Mr. Tzhori holds a B.Sc. in Mechanical Engineering from Tel-Aviv University and an MBA from Kellogg Northwestern University and Tel Aviv University.

Dr. Boaz Nitzan has served as our Vice President- Digital Material Deposition Division since September, 2012. Prior to joining Camtek, Dr. Nitzan held several executive positions, leading cross-functional research and development of novel technology products. From January 2010 to August 2012 Dr. Nitzan served as Chief Executive Officer at AMS Technologies and as Vice President of R&D and Production at BPT - Bio Pure Technology.  From 2006 to 2009 Dr. Nitzan served as Vice President R&D at Power Paper Ltd.  Dr. Nitzan holds a Ph.D. in Physical Chemistry from Bar-Ilan University.

B.            Compensation.

Compensation of Executive Officers and Directors

The aggregate remuneration paid by us for the year ended December 31, 2013 to all the persons listed in Section A above (Directors and Senior Management), in addition to Mr. Roy Porat, our outgoing Chief Executive Officer (currently in a transition period with Mr. Amit, our active Chairman), Mr. Michael Lev, who was our Vice President- Intellectual Property, Mr. Rani Kipper, who was our Vice President- Semiconductors, and Mr. Colin Smith, who was our Vice President- Sela division, was approximately $3.3 million, which includes $300,000 paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel. Regulations promulgated under the Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of external directors and the reimbursement of their expenses (see in item 6.C below "Board Practices "-"Remuneration of Directors"). Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors.

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

Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, today our Active Chairman and Nominee to assume Chief Executive Officer responsibilities. The agreement has a two-year term, which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit’s employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, is our sole property. As of August 2010 Mr. Amit has been serving as our Active Chairman on a 75% basis, and while fulfilling this role he is responsible for strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company. On January 6, 2014, following the decision of Mr. Roy Porat, our outgoing Chief Executive Officer, to step down from his position, our Board decided that, upon the conclusion of a limited transition period and subject to shareholder approval, all responsibilities previously held by Mr. Porat will be delegated to Mr. Amit in his capacity as our Active Chairman of the Board, without any further amendment of his terms of employment. The employment agreement of Mr. Amit may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

Effective 1998 through 2012, the relationship between the Company and Mr. Yotam Stern, in his capacity as our Chief Financial Officer (1998-2001) and Executive Vice President-  Business & Strategy (2001-2012), was regulated by the provisions as stipulated in his employment agreement dated January 1, 1998. Pursuant to changes made to this agreement in 2005, Mr. Stern dedicated 40% of his time to work for our parent company, Priortech. Mr. Stern received from the Company 60% of a full time salary and was compensated directly by Priortech for the remaining 40% of his time. In October, 2011 Mr. Stern's terms of employment were re-approved by the General Meeting of Shareholders for a consecutive three years period. As of November 2012, Mr. Stern also began serving as the chief executive officer of PCB Technologies Ltd., our affiliate which is also controlled by Priortech while continuing to dedicate 40% of his time to work as chief executive officer of Priortech.  In order to accommodate his new position in PCB Technologies Mr. Stern employment as our Executive Vice President- Business & Strategy was officially terminated as of April 2013.

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

Messrs. Rafi Amit, Yotam Stern and Eran Bendoly were re-appointed at our 2013 annual general meeting of shareholders following their recommendation by the Company's independent directors in accordance with the rules of the Nasdaq Global Market ("Nasdaq Rules") and are each serving an approximately one-year term, which is due to expire at our 2014 annual general meeting of shareholders. As Mr. Eran Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination. Our external directors, Messrs. Gabi Heller and Rafi Koriat were reappointed at our 2012 annual general meeting of shareholders for a further three-year-term, which is due to expire on September 2015. Both had already served two consecutive three-year terms which expired in September 2009 and September 2012, respectively.

None of the members of our Board of Directors, except Messrs. Rafi Amit, is a party to a service contract with us, which would provide them with benefits upon termination of employment.

Independent Directors

As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq Global Market, we are required to comply with the rules of the SEC and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law, which is applicable to all Israeli companies. Under the Nasdaq Rules, a majority of our directors is required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is a current or former (at any time during the past three years) employee of a company or its affiliates as well as the immediate family members of an executive officer (at any time during the past three years) of a company or its affiliates. Ms. Gabi Heller and Messrs. Rafi Koriat and Eran Bendoly all qualify as our independent directors under the Nasdaq Rules.

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

Each of our external directors serves a three-year term, and may be re-elected to serve in this capacity for two additional terms of three years each provided that the external director is not a related or competing shareholder or a relative of such shareholder, at the time of the appointment, and does not and did not have, any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A ‘related or competing shareholder’ is a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, if at the time of the appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the company or are competitors of the company. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee, followed by the board, have approved that considering the expertise and special contribution of the external director to the work of the board and its committees, the appointment for a further term of service is beneficial to the company.

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

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Similarly, the compensation payable to a company’s office holders must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation committee, comprised solely of independent directors, was delegated to conduct these functions with respect to the Chief Executive Officer and other executive officers. Certain amendments to Israeli Companies Law which entered into effect in December 2012 now govern the process of approvals required in order to determine the compensation payable to a company’s chief executive officer and other executive officers; for more details see in Compensation Committee below.

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

The role of our audit committee is (1) to identify irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such irregularities; (2) to define whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (3) to determine with respect to transactions with controlling shareholders, even if such are not extraordinary transactions, a duty to conduct a competitive process, under the supervision of the committee or under the supervision of whomever designated by the committee and according to standards determined by the committee, or to determine other proceedings, prior to entering into such transactions, all in accordance with the type of transaction; (4) to determine the method of approval of transactions which are not insignificant, including the types of transactions which shall require approval of the committee; (5) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; (6) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the Company's size and special needs; and (7) to set procedures for handling complaints made by Company's employees in connection with management deficiencies and the protection to be provided to such employees.

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

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below) and any extensions thereof; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

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

In addition, amendment of existing terms of office and employment of office holders who are not directors requires the approval of the Compensation Committee only, if the Compensation Committee determines that the amendment is not material.

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

Compensation Policy

Amendment 20 also required us to adopt a compensation policy, which sets forth company policy regarding the terms of office and employment of office holders including compensation, equity awards, severance and other benefits, exemption from liability and indemnification and which takes into account, among other things, providing proper incentives to directors and officers, management of risks by the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

Our Compensation Policy is designed to align between the importance of incentivizing office holders to reach personal targets and the need to assure that the overall compensation meets our Company's long-term strategic performance and financial objectives. The Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Policy is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee and by a majority our shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board, and must be re-approved or amended by the board of directors and the shareholders at least every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy for office holders was approved by our shareholders at the special general meeting of shareholders, held on October 14, 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors, and took effect thereafter.

Approval of Certain Transactions with Related Parties

The Companies Law requires the approval of the audit committee, thereafter the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions, such as the following:

•	transactions with office holders and third parties - where an office holder has a personal interest in the transaction;

•	employment terms of office holders who are not directors, and employment terms of directors (and terms of engagement with a director in other roles); and

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

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee (or with respect to terms of office and employment, the compensation committee) and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee (or with respect to terms of office and employment, the compensation committee), as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders’ approval is also required.

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

Insurance, Indemnification and Exemption

Pursuant to amendments to the Companies Law and the Securities Law, which came into effect in 2011, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law (for further details regarding such amendments see in "Administrative Enforcement" below) or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

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

Office Holders’ Insurance

Our amended Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders imposed on the office holder in respect of an act performed by him or her in his or her capacity as an office holder for, in respect of each of the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; and

•	a financial liability imposed upon him or her in favor of another person.

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

•
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

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party,  pursuant to certain provisions of the Securities Law.

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

Administrative Enforcement

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

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, after amending our articles of association and letters of indemnification to permit, among others, insurance and/or indemnification as contemplated by the Securities Law Amendment (see in "Insurance, Indemnification and Exemption" above).

D.	Employees.

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2013	2012	2011
Executive management	10	13	12
Research and development	84	87	97
Sales support	170	169	174
Sales and marketing	37	41	47
Administration	70	70	65
Operations	109	104	133

Total	480	484	528

The decrease in our workforce is mainly related to our decision to cease further development the Xact product line.
	As of December 31,
	2013	2012	2011
China (including Hong Kong)	190	183	197
Taiwan	33	32	36
Japan	8	8	7
Other Asia	34	31	31
Europe	3	4	4
North America	20	19	20
Israel	192	207	233
Total	480	484	528

The decrease in our workforce is mainly related to the our decision to cease further development the Xact product line.

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 30,424,944 ordinary shares outstanding as of February 25, 2014.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	16,919,739	55.61%
Rafi Amit(2)	17,006,799	55.90%
Yotam Stern(3)	17,050,439	65.40%
Gabi Heller(4)	5,000	-
Rafi Koriat(4)	5,000	-
Eran Bendoly(4)	240	-
Moshe Eisenberg(4)	30,938	-
Ayelet Peled(4)	11,249	-
Moshe Baruch(4)	0	-
Moshe Grencel(4)	40,000	-
Ramy Langer(4)	0	-
Aharon Sela(4)	46,194	-
Amir Tzhori(4)	21,249	-
Dr. Boaz Nitzan(4)	0	-

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of February 25, 2014, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of February 25, 2014, is 191,872.

(2)
Mr. Amit directly owns 49,560 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Holding less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of February 25, 2014) and have therefore not been listed separately.

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

No restricted share units (“RSUs”) were granted in 2013, 2012 and 2011.

The total number of RSUs which can be granted pursuant to the RSU Plan is 1,500,000, out of which 668,948 are available for grant as of the date of this Annual Report.

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

Option Plan.

General. As of December 31, 2013, there were 735,519 outstanding options to acquire our ordinary shares pursuant to our share option plans at a weighted average exercise price of $2.99, exercisable at various dates through December 2023. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2003 Share Option Plan.

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

The Share Option Plan.

In October 2003, we adopted our 2003 Share Option Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation. The total number of options that may be granted under the 2003 Share Option Plan is 1,598,800 options. On December 30, 2013, our Board of Directors elected to further extend the period of our 2003 Share Option Plan until June 30, 2015.

 In 2013 we granted 75,000 share options to officers and employees at a weighted average exercise price of $1.73.

As of December 31, 2013, there were options exercisable and vested for 368,016 ordinary (out of the total outstanding options of 735,519) at a weighted average exercise price of $3.42 per share, and unvested options exercisable for 367,503 ordinary shares at a weighted average exercise price of $0.77.

Item 7.                    Major Shareholders and Related Party Transactions.

A.            Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of February 25, 2014, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon  30,424,944 ordinary shares outstanding as of March 25, 2014.

	Beneficial Ownership
	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	16,919,739	55.61%

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

B.            Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech's Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech's affiliates. Among others, we purchase bare printed circuit boards and assembled printed circuit boards from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms are comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $347,000, $142,000 and $2,397,000 in 2013, 2012 and 2011, respectively. In addition, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech's subsidiary in Israel and us bear interest at 5.5%. As of December 31, 2013, the remaining balance Priortech's affiliates owed us under transactions made in the ordinary course of business with them was $43,000. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

On December 30, 2004, the Registration Rights Agreement with Priortech was amended. The amendment concerns primarily the grant of unlimited shelf registration rights there under to Priortech with respect to its holdings in us, and the assign ability of those shelf registration rights to its transferees.

Employment Agreement with Mr. Rafi Amit

For a description of the employment agreements with our Active Chairman of the Board and nominee to assume Chief Executive Officer responsibilities, Mr. Rafi Amit, see above in Item 6 B "Compensation – Employment Agreements".

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

Legal Proceedings

Litigation with Rudolph Technologies Inc.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (“Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph", after August Technology’s acquisition by Rudolph).  This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (“’298 Patent”) and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Court also issued an injunction (“Injunction”) prohibiting future sales and marketing of the Falcon product in the United States.  On January 7, 2011, the Court found that Rudolph was entitled to an additional supplemental award of $645,946 in damages for Falcon sales which occurred after the time period considered by the jury.

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Minnesota trial court had erred in its instructions to the jury regarding the construction/meaning of a material claim term in the asserted ‘298 Patent and vacated the finding of infringement, the damages award and the Injunction. The Court of Appeals remanded the case to the Court for a limited trial based on a corrected claim construction. If the jury finds that the Company infringes the '298 Patent, the Court could re-enter the original award of $8,023,268.34 and grant a supplemental award of $645,946. The court would also likely add additional interest to the award commencing as of the original judgment through a final judgment on the retrial. The parties are awaiting a trial date.

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

On March 9, 2011, in conjunction with the ‘298 Patent infringement case, Rudolph filed a motion for contempt seeking approximately  $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction due to certain post-verdict sales of Falcon systems. On March 26, 2012, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation issued August 11, 2011, on contempt and damages in a sum of $1,291,892. The Magistrate Judge also awarded Rudolph with $70,626.36 in attorney fees. The Court held that some of the Company's communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia, were prohibited by the Injunction that was then in place (as mentioned above, the Injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). On April 10, 2012 Chief Judge Davis excused himself stating that he could no longer be "fair and impartial". On April 17, 2012 the Company filed a Rule 60 motion requesting that the contempt judgment be set aside for lack of due process. The new District Judge reduced the amount of sanctions award by half. The new judge denied the Company's request for a jury trial on contempt and sanctions. The Company has taken steps to appeal the sanctions award and submitted its opening appeal brief on November 30, 2012. On November 18, 2013 the Court of Appeals issued an opinion finding that the underlying contempt and sanctions findings were not final, appealable orders until after the resolution of the retrial of infringement of the ‘298 Patent infringement case in the Minnesota District Court. The Company deposited $729 thousand with the Court as a bond while the appeal is pending. Although it is difficult to predict the outcome of this litigation, the Company believes that it has strong arguments against the current residual award of $645,946 and intends to vigorously continue the proceedings it initiated at the Court of Appeals in order to overturn this award. The total range of loss for this case is between $0 to $650 thousand (excluding interest) in excess of amounts already accrued by the Company

On December 27, 2011, Rudolph filed, but did not serve, a complaint in the Court charging the Company with infringement of Rudolph’s U.S. Patent 7,779,528 (“’528 Patent”) relating to semiconductor wafer inspection technology similar to that described in the ‘298 Patent.  On January 19, 2012, the Company filed a reexamination request with the U.S Patent and Trademark Office ("PTO") seeking reexamination of the '528 Patent. The PTO granted the reexamination request and preliminarily found that 18 claims were invalid. This PTO decision is not final and could change. On April 13, 2012, Rudolph served the '528 Patent suit and agreed to stay the case until the completion of the reexamination. The parties presented the Court with a joint motion to stay the case. The Court has agreed to stay the case for 90 days at a time. The parties must reapply at the end of each stay period for a further stay. The case remains stayed at present. As Rudolph did not demand a specific dollar amount (but an accounting for damages and an injunction against infringing activity), the Company is unable to estimate the possible range of loss in this case and the effect on the Company's activities and results of operation, if any.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2008:	1.84	0.29	1.81	0.31
Fiscal Year Ended December 31, 2009:	2.80	0.24	2.56	0.25
Fiscal Year Ended December 31, 2010:	3.60	2.06	3.30	2.21
Fiscal Year Ended December 31, 2011:	4.61	1.71	4.65	1.68
2012:
First Quarter	2.84	1.74	2.77	1.75
Second Quarter	2.58	2.16	2.57	2.08
Third Quarter	2.30	1.75	2.26	1.73
Fourth Quarter	1.90	1.37	1.84	1.35
Fiscal Year Ended December 31, 2012:	2.84	1.37	2.77	1.35
2013:
First Quarter	1.77	1.37	1.75	1.34
Second Quarter	2.44	1.41	2.40	1.40
Third Quarter	2.40	1.63	2.40	1.64
Fourth Quarter	5.45	1.68	5.75	1.67
Fiscal Year Ended December 31, 2013:	5.45	1.37	5.75	1.34

Monthly Market Prices for the Most Recent Six Months:
Sep-13	1.74	1.68	1.73	1.66
Oct-13	1.96	1.68	1.97	1.67
Nov-14	5.45	1.82	4.68	1.81
Dec-14	5.20	3.53	5.75	3.41
Jan-14	5.64	4.14	5.40	4.21
Feb-14	5.21	4.24	4.76	4.29
First Quarter 2014 (through February 25):	5.64	4.14	5.40	4.21

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

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 30,405,526  ordinary shares were outstanding and fully-paid as of December 31, 2013.

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

Each director shall have one vote and resolutions of the Board of Directors will be adopted by a majority of all directors voting with respect thereto.

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

In accordance with the Israeli Companies Law, the approval of a majority of the non-interested members of our audit committee or compensation committee (as applicable) and our board of directors, and, in certain circumstances our shareholders, is generally required in case of transactions between us and our directors or other office holders (or transactions benefiting our directors or other office holders). The Companies Law requires that an office holder of a company promptly disclose any personal interest, and all related material information and documents, that he or she (and in some, cases his or her spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing or any corporation in which the director or other office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) may hold in an existing or proposed transaction involving the company including all related material information known to him or her and any documents in their position, in connection with any such existing or proposed transaction (see item 6C-"Approval of Certain Transactions with Related Parties"; "Duties of Office Holders and Shareholders").

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

Most resolutions at a shareholders’ meeting may be passed by a majority of the voting power of the company represented at the shareholders’ meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders, the terms of office and employment of directors, the chief executive officer or controlling shareholders (except for approval of terms of office and employment of directors, which are consistent with the company's compensation policy, and require approval by a regular majority) and the approval for the chairman of the board to also serve as chief executive officer. See in Item 6 C above "Committees of the Board of Directors" and “Approval of Certain Transactions with Related Parties".

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

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a "control block" (i.e., shares conferring 25% or more of the voting rights at the general meeting),  or if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of a "control block" , or  a holder of 45% or more of the voting power in the company, respectively. These requirements do not apply if, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of a "control block", or 45% or more, of the voting power in the company, unless there is already a holder of a "control block" or 45% or more, respectively, of the voting power in the company), (2) was from a holder of a "control block" in the company and resulted in the acquirer becoming a holder of a "control block" , or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Taxation of Distributions on the Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company" or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS generally will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld if such U.S. holders itemize their deductions for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year as ordinary income under the normal tax rules of the Code.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2013. We currently expect that we will not be a PFIC in 2014. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2014 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to “mark-to-market” the ordinary shares, or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

Information Reporting and Backup Withholding

A U.S. holder (except for certain exempt recipients, such as corporations) generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividends paid on, and the receipt of the proceeds from the disposition of, our ordinary shares. A U.S. holder of our ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding will generally not apply if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption from backup withholding applies.

Non-U.S. holders generally will not be subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the disposition of, our ordinary shares provided the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption from backup withholding applies.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2013 and 2014 is 25% and 26.5% respectively.

  However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See below in "Tax Benefits under the Law for the Encouragement of Capital Investments, 1959".

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

The Company’s production facility has been granted “Approved Enterprise” status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years (or up to 14 years commencing in the year in which the company was granted "Approved Enterprise" status), commencing in the first year in which the Approved Enterprise first generates taxable income; this is due to the fact that the Company operates in Zone ”A” in Israel.

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

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2014. In addition Camtek has elected 2010 as the year of election for a period ending 2019 (collectively, "Programs"). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2016.

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

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014 onwards	9%	16%	26.5%

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

Dividends distributed from income which is attributed to “Preferred Enterprise” or “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%;(ii) Israeli resident individual – 15% in 2013 and 20% in 2014; and (iii) non-Israeli resident - 15% in 2013 and 20% in 2014, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The December 2010 amendment was also revised to allow financial assistance to companies located in development Zone A to be granted not only as a cash grant but also as a loan. The rates for grants and loans could be up to 20% of the amount of the approved investment.

The provisions of the December 2010 amendment do not apply to companies currently having an “Approved Enterprise” or “Beneficiary Enterprise” status, which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the December 2010 amendment, unless the company having the benefits of such status has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company's annual tax return for the respective year, to adopt the provisions of the December 2010 amendment. Such election cannot be later rescinded. A company having the status of “Beneficiary Enterprise” or “Approved Enterprise” making such election by July 30, 2015 will be entitled to distribute income generated by the “Approved Enterprise,” subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%;(ii) Israeli resident individuals – 20%; and (iii) non-Israeli residents - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

As of the December 31, 2013, the Company has not elected to apply the Amendment to the law.

Out of the Company's retained earnings as of December 31, 2013, approximately $20.6 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $9.4 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% according to the implementation of the Investment Law). According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2013, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $ 2.3 million.

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

 The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificates of approval for the specific investments in Approved Enterprises.

Should the Company fail to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rate, and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company's management believes that the Company is meeting the aforementioned conditions.

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

In 2009 we submitted a research and development plan to the OCS with respect to Printar’s research and development program, and received grants in the amount of $598,000 (as of the date of this Annual Report). We did not submit any additional R&D plans for 2011, 2012 and 2013. In addition, we participate in the programs which are based on the existing OCS approved projects of Printar and Sela, both acquired during 2009. Sela and Printar received government grants from the OCS for the financing of significant portion of their product development expenditures in previous years, before their acquisition by us. As of the date of this Annual Report, the amount of non-repaid grants received by Sela and Printar amounted to $1,719 million and $3,407 million, respectively. (see also in Item 3 above- "Risks relating to our Operations in Israel"-"The government grants we received for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel").

Net Operating Loss Carry forwards

As of December 31, 2013, the Company and its Israeli subsidiaries had a net operating loss, or NOL, of $4.06 million carry forward for Israeli tax purposes.

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

Item 11.                  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates is not significant as we have no outstanding loans. As of December 31, 2013, we had credit facilities with banks in Israel; see Item 5.B above – "Liquidity and Capital Resources".

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar, as most of our revenues are derived in dollars, and the prices of part of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Also, most of our marketing expenses are denominated in dollars or are dollar linked, and our product prices in most countries, except in Europe, Japan and, as of 2011, part of our revenues from products in China, are denominated in dollars. However, most of our service income is denominated in local currency. In Europe, Japan and China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As most of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. An increase in the NIS value relative to the dollar will increase our costs expressed in dollar, and a decrease in the NIS value relative to the dollar will decrease our costs expressed in dollar. In addition, most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in dollars, fluctuations in the CNY/dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. During 2013, the value of the U.S. dollar weakened against the NIS by 6.6%. In addition, during 2013, the value of the U.S. dollar weakened against the CNY by 3.1%.

The open hedging transactions as of December 31, 2013, are displayed in the following table:

	Sum of notional amount in dollars (thousands)	Sum of fair market value in dollars (thousands)

Options
Buy dollars and Sell NIS (Put options)	200	7

Sell dollars and Buy NIS (call options):	200	-

In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2013, we had net liabilities of approximately $5.2 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $52,000 or income for the same amount in case of increase or decrease in rates, respectively.

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

Our management, including our Active Chairman and nominee as Chief Executive Officer  and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2013, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Active Chairman and CFO, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2013, our Active Chairman and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Active Chairman and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

  Our management evaluated the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2013, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm. The Dodd–Frank Wall Street Reform and Consumer Protection Act that was signed into law on July 21, 2010, provides, among other things, an exemption to issuers that are neither “accelerated filers”, nor “large accelerated filers” (as defined in Rule 12b–2 of the Exchange Act), from the requirement to include auditor attestation on the effectiveness of its internal controls over financial reporting, thus permitting us to provide only management's report in this Annual Report.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2013 and 2012:

Fee Category	For Services Rendered during 2013	For Services Rendered during 2012

Audit Fees	$227,429	$223,904

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

Item 16F.                Change in Registrant's Certifying Accountant.

Not applicable.

Item 16G.               Corporate Governance.

Pursuant to Rule 5615(a)(3) of the Nasdaq Rules, we are relying on our home country practice with respect to the following matters: the eligibly of our securities for a direct registration program; the composition and responsibilities of our Compensation Committee; the approval of stock option plans; and the annual meeting requirement – all as set forth below:

-
We have opted out the requirement that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency as set forth in Rule 5615(a). Our procedures regarding the issuance of stock certificates comply with Israeli law and practice. According to the Israeli Companies Law, a share certificate is defined as a certificate in which the name of the owner registered in the company registers is stated, stating the number of shares he owns. In the event that what is registered in the company's shareholders register conflicts with a share certificate, then the evidentiary value of the shareholder register outweighs the evidentiary value of the share certificate. A shareholder registered in the company's shareholders register is entitled to receive from the company a certificate evidencing his ownership of the share.

-
We have opted out the requirement to adopt and file a compensation committee charter as set forth in Rule 5605(d)(1). Instead, our Compensation Committee conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law.

-
We have opted out the requirement for shareholder approval of stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 5635 and Nasdaq Rule 5605(d), respectively. Nevertheless, as required under the Israeli Companies Law, special shareholder voting procedures are followed for the approval of equity based compensation of certain office holders or employees who are controlling shareholders or any relative thereof, as well as of our Chief Executive Officer and members of our Board of Directors. Equity based compensation arrangements with office holders (chief executive officer and directors excluded) or employees who are not controlling shareholders or any relative thereof, are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, as approved on October 14, 2013 by our shareholders, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-
We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect.  Israeli law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10 B above "Additional Information" – "Voting, Shareholders' Meetings and Resolutions"). Our 2014 annual general meeting of shareholders should be held on or before October 16, 2014.

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

Camtek Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2013 and 2012

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel

March 3, 2014

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2013	2012
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	16,495	18,867
Short-term deposits		6,000	7,160
Trade accounts receivable, net	15B	27,048	23,076
Inventories	4	17,911	18,335
Due from affiliated companies	22	233	391
Other current assets	5	1,913	2,210
Deferred tax asset	21	938	367

Total current assets		70,538	70,406

Property, plant and equipment, net	6	14,481	15,822

Long-term inventory	4	2,225	7,090
Long-term restricted deposit	7	729	729
Deferred tax asset	21	975	107
Other assets	8	339	304
Intangible assets, net	9	1,008	2,971
Goodwill	9	1,555	1,579

		6,831	12,780

Total assets		91,850	99,008

Liabilities and shareholder’s equity

Current liabilities
Short-term loan	10	-	4,160
Trade accounts payable		7,753	7,610
Current installments of long-term bank loan	12	-	1,592
Other current liabilities	11	15,585	13,850

Total current liabilities		23,338	27,212

Long-term liabilities
Long-term bank loans	12	-	500
Liability for employee severance benefits	13	858	710
Other long-term liabilities	14	5,758	10,249
		6,616	11,459

Total liabilities		29,954	38,671

Commitments and contingencies	15

Shareholders’ equity	17
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 32,497,902 as of December 31, 2013 and
31,989,309 as of December 31, 2012, outstanding 30,405,526
as of December 31, 2013 and 29,896,933 as of December 31, 2012		134	133
Additional paid-in capital		62,966	61,415
Retained earnings		694	687
		63,794	62,235
Treasury stock, at cost (2,092,376 as of December 31, 2013 and 2012)		(1,898)	(1,898)

Total shareholders' equity		61,896	60,337

Total liabilities and shareholders' equity		91,850	99,008

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

		Year Ended December 31,
		2013	2012	2011
	Note	U.S. Dollars (In thousands, except per share data)
Revenues:
Sales of products		67,864	66,929	88,404
Service fees		17,541	17,618	18,624

Total revenues	19,20A	85,405	84,547	107,028

Cost of revenues:
Cost of products sold		38,692	35,908	48,039
Cost of services		12,311	11,574	11,549

Total cost of revenues		51,003	47,482	59,588

Gross profit		34,402	37,065	47,440

Research and development costs		14,370	12,916	14,077
Selling, general and administrative expenses	20B	22,362	21,138	24,341
Reorganization and impairment	1B, 14	(3,466)	3,031	-

Total operating expenses		33,266	37,085	38,418

Operating income (loss)		1,136	(20)	9,022

Financial income (expenses), net	20C	(1,738)	233	(2,900)

Income (loss) before income taxes		(602)	213	6,122

Income taxes (expense)	21	609	(210)	(744)

Net income		7	3	5,378

Earnings per ordinary share:	18
Basic		0.00	0.00	0.18
Diluted		0.00	0.00	0.18
Weighted average number of ordinary shares
outstanding:
Basic		30,040	29,849	29,557
Diluted		30,094	30,013	30,009

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
	Number of	U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(In thousands)	U.S. Dollars (In thousands)
Balances at
December 31, 2010	31,370,359	132	(2,092,376)	60,452	(4,694)	(1,898)	53,992

Exercise of RSUs	439,981	1	-	145	-	-	146
Share based
compensation expense	-	-	-	417	-	-	417
Net income	-	-	-	-	5,378	-	5,378

Balances at
December 31, 2011	31,810,340	133	(2,092,376)	61,014	684	(1,898)	59,933

Exercise of share
options and RSUs	178,969	*	-	*	-	-	-
Share based
compensation expense	-	-	-	401	-	-	401
Net income	-	-	-	-	3	-	3
Balances at
December 31, 2012	31,989,309	133	(2,092,376)	61,415	687	(1,898)	60,337

Exercise of share
options and RSUs	508,593	1	-	1,171	-	-	1,172
Share based
compensation expense	-	-	-	380	-	-	380
Net income	-	-	-	-	7	-	7
Balances at
December 31, 2013	32,497,902	134	(2,092,376)	62,966	694	(1,898)	61,896

*   Less than $ 1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars (In thousands, except per share data)
Cash flows from operating activities:
Net income	7	3	5,378
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,587	2,125	2,366
Loss on disposal of fixed assets	867	-	-
Impairment losses	1,708	3,031	-
Accrued interest on restricted deposit	-	-	7
Deferred tax benefit	(1,439)	(232)	(36)
Share based compensation expense	380	401	417
Provision for bad debts, net	54	167	(2)
Revaluation of contingent liabilities and interest expense
on liabilities to the OCS	(3,701)	(586)	1,997

Changes in operating assets and liabilities:
Trade accounts receivable, net	(3,827)	2,270	3,451
Inventories	5,454	34	(318)
Due from affiliated companies	158	(3)	(4)
Other assets	262	1,147	(787)
Trade accounts payable	143	837	(2,988)
Other current liabilities	1,852	(5,302)	290
Liability for employee severance benefits	148	58	26

Net cash provided by operating activities	4,653	3,950	9,797

Cash flows from investing activities:
Restricted deposit	-	-	5,175
Investment in long-term deposit	-	(729)	-
Payment of (investment in) short-term deposits	1,160	(3,060)	(4,100)
Purchase of fixed assets	(1,857)	(2,035)	(1,064)
Purchase of intangible assets	(142)	(222)	(483)

Net cash used in investing activities	(839)	(6,046)	(472)

Cash flows from financing activities:
Increase in bank loans	-	4,160	6,200
Repayment of contingent liability	(640)	(331)	(421)
Payment to OCS	(267)	(289)	(609)
Repayment of loans	(6,252)	(4,700)	(1,950)
Proceeds from exercise of share options and RSUs	1,172	-	146

Net cash (used in) provided by financing activities	(5,987)	(1,160)	3,366

Effect of exchange rate changes on cash	(199)	(62)	(83)

Net (decrease) increase in cash and cash equivalents	(2,372)	(3,318)	12,608
Cash and cash equivalents at beginning of the year	18,867	22,185	9,577

Cash and cash equivalents at end of the year	16,495	18,867	22,185

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest	131	137	157
Income taxes	250	348	495

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (55.65%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of microelectronics, printed circuit boards (PCB) and electronic packaging.

All of Camtek’s activities are conducted in one reportable business segment.

B.
In December 2013, Camtek decided not to continue with the development of future models of its Xact product line which had been acquired as part of the SELA acquisition. Camtek intends to sell existing inventory of other Sela products and will continue to support the Sela customer base. Accordingly, Camtek wrote off excess inventories, fixed assets, related intangible assets, goodwill and adjusted its liabilities in respect to the SELA acquisition.

The impact of this decision on the consolidated statement of income was as follows:

		Year ended
		December 31,
		2013
		U.S. Dollars in
Account	Nature of impact	millions

Cost of Revenues	Inventory write-off	3.1
Reorganization and impairment	Impairment charge with respect of technology, customer relationships and goodwill	1.7
Reorganization and impairment	Revaluation of liabilities in respect of SELA acquisition	(5.1)
Relevant areas in consolidated statement of income	Other (mainly due to disposal of fixed assets)	0.8
		0.5

Note 2 - Significant Accounting Policies

A.           Basis of preparation of the financial statements

The consolidated financial statements of Camtek and its subsidiaries (collectively “the Company”) have been prepared in accordance with accounting principles generally accepted in United States of America (“US GAAP”).  All amounts in the notes to the financial statements are in thousands unless otherwise stated.

B.	Principles of consolidation

The accompanying consolidated financial statements include the accounts of Camtek and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

C.	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, valuation of accounts receivable, inventories, intangible assets and goodwill, other long-lived assets, deferred tax assets, legal contingencies, contingent consideration and share based compensation among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount that management provides for certain contingent liabilities. The Company's assessments are therefore subject to estimates made by management and its legal counsel. Adverse revision in management estimates of the potential liability could materially impact the Company's financial condition, results of operations or liquidity.

The Company adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

D.	Foreign currency transactions

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

E.	Cash and cash equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

F.	Trade accounts receivable and allowance for doubtful accounts

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

H.	Property, plant and equipment

These assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% - 33%
Computer equipment and software	20%-33%
Office furniture and equipment	6% - 20%
Automobiles	15%

Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or the estimated useful economic life of such improvements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

H.	Property, plant and equipment (cont’d)

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

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two step test. Under step one, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to an acquisition price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company has set its annual impairment testing date at December 31. As of December 31, 2013 and 2012, based on the Company’s annual impairment test, impairment charges were recognized. (See Note 9).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

K.	Impairment of long-lived assets

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

L.	Fair values of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, trade accounts receivable, trade accounts payable, short-term liabilities to banks and amounts from affiliates approximate fair value because of their short-term maturities.

The fair value of the long-term restricted deposit approximates the carrying amount, since it bears floating rate interest at the market rate.

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

In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery to the distributor assuming all other criteria for revenue recognition are met.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

The Company implements the provisions of ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multiple-element arrangements the overall arrangement fee is allocated to each element (both delivered and undelivered elements) based on management’s best estimate of their selling price where other sources of evidence are unavailable. The revenue relating to the undelivered elements is deferred using the relative selling price method utilizing vendor-specific-objective evidence (“VSOE”) until delivery of the deferred elements.

The Company’s multiple deliverable arrangements consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, the Company has concluded that none of its products have such embedded software.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

N.           Warranty

The Company records a liability for standard product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

For the Company’s treatment of non-standard warranties, see Note 2(M) – Revenue recognition.

O.           Income taxes

The Company accounts for income taxes in accordance with the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, the Company does not recognize deferred taxes for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes. The Company presents foreign currency transaction gains and losses from remeasuring income tax assets and liabilities with income tax (benefit) expense. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

For the years ended December 31, 2013, 2012 and 2011, the effect of the exercise of outstanding dilutive potential share options and Restricted Share Units ("RSUs") has been included in computing dilutive earnings per ordinary share (see Note 18).

R.           Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. (For details see Note 17).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

S.	Fair value measurements

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

The Company accounts for OCS liabilities acquired in business combinations within the confines of debt obligations and as such changes in the liability from period to period, caused by changes to the estimated timing of future repayments and accrued interest, are accounted for prospectively and recorded as financial expenses (income). (See Note 14 and Note 15F).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

W.	Recently issued and adopted accounting standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted.  The Company will implement the provisions of ASU 2013-11 as of January 1, 2014.

Note 3 - Cash and Cash Equivalents

	December 31,
	2013	2012
	U.S. Dollars
Bank balances	16,405	13,790
Call deposits	-	4,987
Restricted cash	90	90

	16,495	18,867

As of December 31, 2013 and 2012, $90 were restricted against credit lines to banking institutions in Hong Kong (denominated in Hong Kong Dollars).

The Company’s cash and cash equivalent balance at December 31, 2013 and 2012 is denominated in the following currencies:

	December 31,
	2013	2012
	U.S. Dollars
US Dollars	11,015	13,933
Euro	1,936	1,476
New Israeli Shekels	1,208	1,742
Chinese RMB	1,101	1,149
Other currencies	1,235	567

	16,495	18,867

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 4 - Inventories

	December 31,
	2013	2012
	U.S. Dollars
Components	11,115	12,313
Work in process	3,795	6,658
Finished products (including systems at customer locations not yet sold)	5,226	6,454

	20,136	25,425

Inventories are presented in:

	December 31,	December 31,
	2013	2012
	U.S. Dollars
Current assets	17,911	18,335
Long-term assets (A)	2,225	7,090

	20,136	25,425

(A)          Long-term Inventory:

At December 31, 2013, $2,225 of the Company's inventory is classified in long-term assets based on Management’s estimate and the recent level of sales (at December 31, 2012- $7,090). Of this amount, $1,353 is comprised of spare parts (at December 31, 2012 - $2,193). The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory held for sale, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

The remaining portion of long-term inventory consists of DMD components and systems which in Management's estimation will not be sold during the next 12 months. Management believes that according to its forecasted sales this amount will mainly be utilized in 2015. Management believes no loss will be incurred on its disposition.

(B)
As of December 31, 2013, based on the Company's decision in November 2013 not to continue with development of future models of its Xact product line, an obsolescence provision was recorded in the amount of $3,052 against SELA inventory (at December 31, 2012 - $1,420).

The provision is recorded in the costs of products sold line item in the consolidated statement of operations. This provision results in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

(C)
In addition to the above mentioned in 4B, as of December 31, 2013, based on Management's estimates regarding future sales, a provision of $540 was made against damaged, obsolete, excess and slow-moving inventory (at December 31, 2012 - $406).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 5 - Other Current Assets

	December 31,	December 31,
	2013	2012
	U.S. Dollars
Due from Government institutions	424	501
Prepaid expenses	454	427
Advances to suppliers	290	340
Deposits for operating leases	69	151
Other	676	791

	1,913	2,210

Note 6 - Property, Plant and Equipment, Net

	December 31,
	2013	2012
	U.S. Dollars
Land	863	863
Building	10,245	10,230
Machinery and equipment	6,504	9,721
Office furniture and equipment	1,202	997
Computer equipment and software	4,566	5,683
Automobiles	65	99
Leasehold improvements	1,048	1,237

	24,493	28,830
Less accumulated depreciation	10,012	13,008

	14,481	15,822

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $2,166, $1,640, and $1,911, respectively.

In accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi, a lien has been placed on the Company’s facility in Israel. See Note 15(D) and Note 15(E).

Note 7 - Long-Term Restricted Deposit

In October 2012, the Company was required to post an appeal bond of $729 with the United States District Court for the District of Minnesota ("the Court"), in order to stay collection of the judgment pending resolution of the appeal. The bond accrues interest at the US Treasury Bill daily rate. See Note 15(C).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 8 - Other Assets

	December 31,
	2013	2012
	U.S. Dollars
Deposits for operating leases	339	304

Note 9 - Goodwill and Intangible Assets, Net

A.           Goodwill

	December 31,
	2013	2012
	U.S. Dollars
Goodwill	3,653	3,653
Accumulated impairment losses	(2,098)	(2,074)

	1,555	1,579

1.            Printar

As of December 31, 2013, based on the Company’s annual impairment test, no impairment charge was recognized for the goodwill recorded in the Printar acquisition.

As of December 31, 2012, due to delays in the development activity of 3D Inkjet during 2012 and based on the Company's impairment test, the carrying amount was greater than the fair value of the reporting unit (as determined using the present value of future cash flows) and the carrying amount of the reporting unit's goodwill exceeded the implied value of that goodwill, resulting in an impairment charge of $575 in respect of the goodwill recorded in the Printar acquisition (see also Note 9B). The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations.

2.            SELA

During the fourth quarter of 2013, the Company announced that it will not continue with development of future models of its Xact product line. This resulted in an impairment of the Company’s remaining goodwill with respect to SELA in the amount of $24 (at December 31, 2012 - $1,499). The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations.

B.           Intangible assets, net

	December 31,
	2013	2012
	U.S. Dollars
Patent registration costs	1,805	1,663
IPR&D	1,002	1,002
Technology	2,854	2,854
Customer relationships	45	45

Intangible assets at cost	5,706	5,564

Accumulated amortization and impairment	4,698	2,593

Total intangible asset, net	1,008	2,971

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 9 - Goodwill and Intangible Assets, net (cont’d)

B.           Intangible assets, net (cont'd)

Patent registration costs are amortized over their estimated useful life of 10 years. The IPR&D will be amortized over its estimated useful lives of 10.

Amortization expense for the years ended December 31, 2013, 2012 and 2011 amounted to $421, $485 and $455, respectively. The amortization expense for 2013 includes the write-off of patents with a net value of $33 which were abandoned (in 2012 and 2011 - $28 and $24, respectively).

In 2013, the Company recorded an impairment charge of $1,684 with respect to the technology and customer relationships based on the annual impairment test as determined using the present value of future cash flows (see also Note 9A). The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations (at December 31, 2012 - $957).

As of December 31, 2013, the estimated amortization expenses of intangible assets for the years 2014 to 2018 is as follows:

Year ending December 31,	U.S. Dollars
2014	163
2015	162
2016	162
2017	139
2018	123
749

Note 10 - Short-Term Loan

In 2012 the Company received various short-term loans totaling $4,160 from Bank Mizrahi and Bank Leumi L'Israel. The loans were each for up to twelve months and accrue interest in the range of Libor + 3% to Libor + 3.5%. During 2013, these loans were fully repaid ahead of original schedule.

Note 11 - Other Current Liabilities

	December 31,
	2013	2012
	U.S. Dollars
Accrued employee compensation and related benefits	6,546	5,478
Accrued expenses	2,291	2,076
Commissions	2,040	1,895
Advances from customers and deferred revenues	1,985	1,843
Accrued warranty costs	1,304	1,150
Government institutions	992	864
Current maturities of contingent consideration (1)	268	335
Current maturities of OCS liability (1)	159	209

	15,585	13,850

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 11 - Other Current Liabilities (Cont’d)

Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars
Beginning of year	1,150	1,637	1,494
New warranties	2,327	2,159	3,179
Reductions	(2,173)	(2,646)	(3,036)

Balance at end of year	1,304	1,150	1,637

(1)           See also Note 14 – Other long-term liabilities

Note 12 - Long-term loans

During 2010 and 2011, the Company received long-term loans from Bank Leumi L'Israel in the total amount of $2,500. The long-term loans were subject to certain financial covenants described in Note 15(D).

In August 2011, the Company received a long-term loan from Bank Mizrahi in the amount of $2,000. The long-term loan was subject to certain financial covenants. See also Note 15(E).

In December 2013 the outstanding balance of the long-term loans was repaid ahead of the original schedule.

Note 13 - Liability for Employee Severance Benefits

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The liability related to these severance payments is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The Company also has defined contribution plans for which it makes contributions to severance pay funds and appropriate insurance policies. Withdrawal of the reserve monies is contingent upon the fulfillment of detailed provision in the Severance Law.

Under local law in various territories in which the Company operates, employees with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment based on their length of service and rate of pay at the time of termination.

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $858 and $710 as of December 31, 2013 and 2012, respectively.

3.	Severance pay expenses were $1,081, $1,104, and $1,073 in 2013, 2012 and 2011, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 14 - Other Long-Term Liabilities

	December 31,
	2013	2012
	U.S. Dollars
Liability for contingent consideration in respect of
business combinations (1)	1,762	4,968
Liability to OCS, mainly in respect of business combinations (2)	3,996	5,281

	5,758	10,249

(1)
In accordance with ASC Topic 820 (Statement 157), the Company’s liabilities for contingent consideration in respect of the acquisitions of Printar and SELA (see Note 23) are measured at fair value using Level 3 inputs. See Note 1B for the effect of the Company's decision regarding SELA's future operations.

(2)	Liability to OCS is in respect of the acquisitions of Printar, SELA and new grants received in 2010 and 2009. See Note 1B for the effect of the Company's decision regarding SELA's future operations.

The effective interest rate used in the capitalization of the liabilities to the OCS in respect of the acquisitions of Printar and SELA as of December 31, 2013 were 10% and 21%, respectively. (As of December 31, 2012, 16% and 20%, for Printar and SELA, respectively).

See Note 11 for current maturities of liability for contingent consideration and liability to OCS.

Note 15 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements, principally for office space. In addition, in 2013, the Company entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months.
As of December 31, 2013, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars
2014	1,533
2015	873
2016	416
Thereafter	-

2,822

Aggregate office rent expenses amounted to $1,002, $979, and $968 in 2013, 2012 and 2011, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 15 - Commitments and Contingencies (cont’d)

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
	U.S. Dollars
2011	3,854	357	(359)	(1,625)	2,227
2012	2,227	307	(140)	(1,071)	1,323
2013	1,323	272	(218)	(16)	1,361

C.	Litigation

1.
On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (“Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph", after August Technology’s acquisition by Rudolph).  This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (“’298 Patent”) and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Court also issued an injunction (“Injunction”) prohibiting future sales and marketing of the Falcon product in the United States.  On January 7, 2011, the Court found that Rudolph was entitled to an additional supplemental award of $646 in damages for Falcon sales which occurred after the time period considered by the jury.

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Minnesota trial court had erred in its instructions to the jury regarding the construction/meaning of a material claim term in the asserted ‘298 Patent and vacated the finding of infringement, the damages award and the Injunction. The Court of Appeals remanded the case to the Court for a limited trial based on a corrected claim construction.   If the jury finds that the Company infringes the '298 Patent, the Court could re-enter the original award of $8,023, and grant a supplemental award of $646. The court would also likely add additional interest to the award commencing as of the original judgment through a final judgment on the retrial. The parties are awaiting a trial date.

Although it is difficult to predict the outcome of this patent infringement case the Company believes that it has strong legal position and intends to continue to vigorously defend it in the District Court and in the Court of Appeals, if required. The total range of loss for this case is between $0 to $8.2 million (excluding interest) with respect to which the Company has not recorded any accruals.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 15 - Commitments and Contingencies (cont’d)

C.	Litigation (cont’d)

1.           (cont’d)

On March 9, 2011, in conjunction with the ‘298 Patent infringement case, Rudolph filed a motion for contempt seeking approximately $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction due to certain post verdict sales of Falcon systems.

 On March 26, 2012, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation issued August 11, 2011, on contempt and damages in a sum of $1,292. The Magistrate Judge also awarded Rudolph with $71 in attorney fees. The Court held that some of the Company's communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia, were prohibited by the Injunction that was then in place (as mentioned above, the Injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). On April 10, 2012 Chief Judge Davis excused himself stating that he could no longer be "fair and impartial". On April 17, 2012 the Company filed a Rule 60 motion requesting that the contempt judgment be set aside for lack of due process. The New District Judge reduced the amount of sanctions award by half. The new judge denied the Company's request for a jury trial on contempt and sanctions. The Company has taken steps to appeal the sanctions award and submitted its opening appeal brief on November 30, 2012. On November 18, 2013 the Court of Appeals issued an opinion finding that the underlying contempt and sanctions findings were not final, appealable orders until after the resolution of the retrial of infringement of the ‘298 Patent infringement case in the Minnesota District Court. The Company deposited $729 with the Court as a bond while the appeal is pending. Although it is difficult to predict the outcome of this litigation, the Company believes that it has strong arguments against the current residual award of $646 and intends to vigorously continue the proceedings it initiated at the Court of Appeals in order to overturn this award. The total range of loss for this case is between $0 to $650 (excluding interest) in excess of amounts already accrued by the Company.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 15 - Commitments and Contingencies (cont’d)

D.	Agreement with Bank Leumi L’Israel

In connection with the issuance of an appeal bond, in August 2010 the Company signed an agreement with Bank Leumi L’Israel, according to which the Bank provided a bank guarantee in the amount of $8,925 in order to support the appeal bond, which was issued by a surety company in the United States, together with a long-term loan of approximately $1,300  (see Note 12 – Long-term loan).  In addition, the Company received short-term loans in the amount of approximately $1,400 and factoring facilities of additional $1,300. As of December 31, 2013 these factoring facilities have not been utilized. The Company’s obligations to the Bank were secured by a lien on its facility in Israel, restricted deposits in the amount of approximately $5,200 and a floating charge on its assets.

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

As of December 31, 2013 and 2012, the Company was in full compliance with the amended financial covenants.

In accordance with the updated agreements, the Company's obligations to both Bank Leumi and Bank Mizrahi are secured pari passu by a lien on its facility in Israel and a fixed and floating charge on its assets.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

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

As of December 31, 2013 and 2012 the Company was in full compliance with these financial covenants.

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

As of December 31, 2013 the amount of non-repaid grants received including interest accrued, in respect of Printar and SELA, amounted to $5,810 and $2,525, respectively (December 31, 2012 - $5,660  and $2,590 , respectively). The liabilities to the OCS were recorded at fair value as part of the purchase price allocation related to the acquisition of Printar and SELA and as of December 31, 2013 amounted to $3,303  and $202 , respectively (December 31, 2012 - $2,989 and $1,903 , respectively). (See Note 14 – Other long-term liabilities).

In 2009 and 2010, the Company received further grants in the amount of $598 ($650 including accrued interest) from the OCS in connection with the research and development activities related to the Printar acquisition.

G.           Dispute with Chief Scientist

A dispute has arisen between the Company and the OCS in Israel in the amount of approximately $755, including accrued interest, regarding the royalty rate to be paid in respect of certain of the Company’s  products, the manufacturing and assembly of which has been moved to a foreign subsidiary.

Management, based on an opinion of its legal advisors, believes that the probability of an unfavorable resolution to this dispute is less than 50%. Accordingly, no accrual has been recorded in the financial statements in respect of this matter.

H.           Outstanding Purchase Orders

As of December 31, 2013, the Company has purchase orders of $6,085 (2012 - $7,938) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 16 - Concentration of Risk and Financial Instruments

Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits and trade receivables. The carrying amounts of financial instruments approximate fair value.

Cash and cash equivalents
The Company's cash equivalents are maintained with multiple high-quality institutions and the composition and maturities of investments are regularly monitored by management.

Trade receivable
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

Trade payable
The Company relies on limited source of suppliers and in some cases a sole supplier and/or subcontractors for a number of essential components and subsystems of its products. The Company does not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. An interruption in supply from these sources would disrupt production and adversely affect the Company’s ability to deliver products to its customers, which could have an adverse effect on the Company’s business, revenues and results of operations.

Liquidity:
The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2014. If available liquidity will not be sufficient to meet the Company’s operating and loan obligations as they become due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2014. See also Note 15 (D) and Note 15 (E).

Derivative Instruments
The Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. The notional amounts and fair value of derivatives as of December 31, 2013 are:

	Notional amount	Fair value
	U.S. Dollars
Options

Buy put options (Buy dollars and Sell NIS)	200	7

Sell call options (Sell dollars and Buy NIS)	200	-

The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs.

Such instruments had a combined fair value loss of $(66) and gain of $608 for the years ended December 31, 2013 and 2012, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

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

C.           Stock Option Plan

As of December 31, 2013, the Company has five stock option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

In October 2003, the Company adopted a stock option plan (the Plan) pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. The total number of options which may be granted to directors, officers, employees and consultants under this plan, is limited to 1,598,800 options. Stock options can be granted with an exercise price equal to or less than the stock’s fair market value at the date of grant. All stock options have 10 year terms and vest and become fully exercisable after 4 years from the date of grant. On December 30, 2013, the Board of Directors elected to further extend the period of 2003 share option plan until June 30, 2015.

As of December 31, 2013, there are 207,956 additional options available for grant under the Plan. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2013 Grant	2012 Grant
Valuation assumptions:
Dividend yield	0	0
Expected volatility	64%-69%	63%
Risk-free interest rate	1.74%	0.84%-0.92%
Expected life (years)	6.4	6.2-6.4
Vesting period (years)	4	4

In the years ending December 31, 2013, 2012 and 2011, 75,000, 134,010 and 846,804 options were granted, respectively. The total grant date intrinsic value of options exercised during the years ended December 31, 2013, 2012, and 2011 $0.00, $0.00 and $0.00 respectively. The total grant date intrinsic value of options vested at December 31, 2013 was $54.

The total stock option compensation expense amounted to $361, $329, and $297 in 2013, 2012 and 2011, respectively.

As of December 31, 2013, there was $450 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.9 years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 17 - Shareholders’ Equity (cont’d)

C.           Stock Option Plan (cont’d)

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2013		2012		2011
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	Of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	1,195,085	3.15	1,234,199	3.31	489,701	3.21
Granted	75,000	1.73	134,010	1.60	846,804	3.35
Forfeited and cancelled	(174,915)	2.96	(173,124)	3.11	(53,400)	3.35
Exercised	(359,651)	3.26	-	-	(48,906)	2.98

Outstanding at year end	735,519	2.99	1,195,085	3.15	1,234,199	3.31

Vested at year end	368,016	3.42	395,395	3.29	412,395	3.26

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2013	735,519	2.99	7.21	813

Vested and expected to vest at
December 31, 2013	676,677	2.99	7.21	748

Exercisable at December 31, 2013	368,016	3.42	6.22	275

The following table summarizes information about share options at December 31, 2013:

			Weighted
			average
	Number of		remaining
	outstanding	Number	contractual
Exercise price US$	options	exercisable	life in years
0-2	204,190	30,180	9.08
3-5	521,329	327,836	6.56
6-7	10,000	10,000	2.58
	735,519	368,016	7.21

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 17 - Shareholders’ Equity (cont’d)

C.           Stock Option Plan (cont’d)

The following table summarizes information about nonvested options at December 31, 2013:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2013	799,690	1.80
Granted	75,000	1.19
Vested	(420,277)	2.17
Forfeited	(86,910)	1.50

Balance at December 31, 2013	367,503	1.32

D.	Restricted Share Unit Plan

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

Total share based awards expense amounted to $19, $72, and $120 in 2013, 2012 and 2011, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 17 - Shareholders’ Equity (cont’d)

D.              Restricted Share Unit Plan (cont’d)

The total unrecognized compensation cost amounted to $0.

As of the balance sheet date the number of RSU’s available for grant was 670,129.

Activity under the Restricted Share Unit Plan was as follows:

	Awards	Number of	Weighted-
	available	awards	average
	for grant	outstanding	fair value US$
Balance as of December 31, 2012	665,825	153,246	0.39
Awards granted	-	-	-
Exercised	-	(148,942)	0.39
Forfeited	4,304	(4,304)	0.38

Balance as of December 31, 2013	670,129	-	-

Note 18 - Earnings Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated:

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars (In thousands, except per share data)
Net income attributable to Ordinary Shares	7	3	5,378

Weighted average number of Ordinary Shares
outstanding used in basic earnings per Ordinary
Share calculation	30,040	29,849	29,557

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	54	164	452

Weighted average number of Ordinary Shares
Outstanding used in diluted earnings per Ordinary
Share calculation	30,094	30,013	30,009

Basic income per Ordinary Share	0.00	0.00	0.18

Diluted income per Ordinary Share	0.00	0.00	0.18

Number of options excluded from the diluted
earnings per share calculation due to their
anti-dilutive effect	526	976	1,082

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 19 - Geographic Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars
China and Hong Kong	25,889	25,008	34,113
Korea	15,691	17,004	23,233
Asia- Other	6,072	10,739	7,487
United States	11,705	9,482	11,699
Taiwan	14,543	11,292	16,458
Western Europe	6,519	6,998	6,956
Japan	4,010	2,370	4,618
Rest of the world	976	1,654	2,464

	85,405	84,547	107,028

Note 20 - Selected Income Statement Data

A.           Revenues

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars
Printed Circuit Boards and
IC substrates	19,442	16,479	30,708
Microelectronics	48,422	50,450	57,696
Service fees	17,541	17,618	18,624

Total Revenues	85,405	84,547	107,028

B.           Selling, general and administrative expenses

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars
Selling (1)	13,906	13,827	15,614
General and administrative	8,456	7,311	8,727

	22,362	21,138	24,341

(1) Including shipping and handling costs	652	1,076	1,469

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 20 - Selected Income Statement Data (Cont’d)

C.           Financial income (expenses), net

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars
Interest expense	(181)	(163)	(100)
Interest income	90	38	32
Re-evaluation of contingent consideration	(858)	1,037	(1,264)
Interest expense on liabilities to the OCS	(504)	(667)	(791)
Other, net	(285)	(12)	(777)

	(1,738)	233	(2,900)

Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(188), $84, and $(308) in 2013, 2012 and 2011, respectively.

Note 21 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in Israel for the years 2011-2013:

2011 – 24%
2012 – 25%
2013 – 25%

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

Current taxes for the reported periods are calculated according to the tax rates presented above, subject to the benefit under the Law for the Encouragement of Capital Investment.

(2)	Benefits under the Law for the Encouragement of Capital Investments (hereinafter - “the Encouragement Law”)

(a)           Beneficiary enterprise

An industrial enterprise of the Company and a certain subsidiary were granted “Beneficiary Enterprise” status in accordance with the Encouragement Law. The Company has chosen 2005 and 2010 as the years of election.

The income generated by the “Beneficiary Enterprise” is exempt from tax over a period of up to 10 years beginning with the year in which the Company first had taxable income and subject to the years of election (limited to the earlier of a maximum period of 12 years from the year of election). The tax benefit period of the beneficiary enterprise that commenced operations in 2005 and 2007 will end in 2014 and 2016, respectively, whereas the benefit period of the beneficiary enterprise that commenced operations in 2010 will end in 2021. The benefits are contingent upon compliance with the terms of the Encouragement Law, such provisions generally require that at least 25% of the Beneficiary Enterprise’s income will derive from export. The Company is currently in compliance with these terms.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 21 - Income Taxes (cont’d)

B.	Details regarding the tax environment of the Israeli companies (cont’d)

(2)           Benefits under the Law for the Encouragement of Capital Investments (cont’d)

(a)           Beneficiary enterprise (cont’d)

A company having a beneficiary enterprise that distributes a dividend from exempt income, will be required in the tax year of the dividend distribution to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

(b)	Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – “the Amendment”). Companies could choose not to be included in the scope of the Amendment to the Encouragement Law and to stay in the scope of the law before its amendment until the end of the benefits period of its approved/beneficiary enterprise. The Company has decided not to be included in the scope of the Amendment in respect of its applicable benefit programs.

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which determined that as of 2014 tax year the tax rate on preferred income will be 9% for Development Area A and 16% for the rest of the country.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 21 - Income Taxes (cont’d)

B.	Details regarding the tax environment of the Israeli companies (cont’d)

(2)           Benefits under the Law for the Encouragement of Capital Investments (cont’d)

(c)
The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise Programs.

Out of Camtek's retained earnings as of December 31, 2013 approximately $20,600 are tax-exempt earnings attributable to its Approved Enterprise and approximately $9,400 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).\

As of December 31, 2013, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $5,200 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $2,300 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

C.	Details regarding the tax environment of the Non Israeli companies

Non Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

The subsidiaries in China were entitled to 50% tax reduction from the standard tax rate of 25% for a period of time. The tax rate for both Chinese subsidiaries in 2011 was 12%-12.5%. The tax holidays ended in 2012 for Camtek Electronic Technology ("CET") and ended in 2013 for Camtek Imaging Technology ("CIT").

As of December 31, 2013, Camtek has not provided for income taxes on the undistributed earnings of approximately $14,362 of two of its major foreign subsidiaries since these earnings are intended to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings. The Company’s management has determined not to distribute any amounts of its undistributed income as a dividend if such distribution would result in a tax liability.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 21 - Income Taxes (cont’d)

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars
Income (loss) before income taxes:
Israel	(2,638)	(1,299)	677
Non-Israeli	2,036	1,512	5,445

	(602)	213	6,122

Income tax expense (benefit):
Current:
Israel	121	44	45
Non-Israeli	709	398	735

	830	442	780
Deferred:
Israel	(1,287)	-	-
Non-Israeli	(152)	(232)	(36)
	(1,439)	(232)	(36)

	(609)	210	744

 Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 21 - Income Taxes (cont’d)

E.           Reconciliation of statutory tax expense to actual income tax

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars
Income (loss) before income taxes	(602)	213	6,122

Statutory tax rate	25%	25%	24%

Theoretical income tax expense (benefit)	(151)	53	1,469

Increase (decrease) in income tax expense resulting from:

Tax expense (benefits) arising from “Approved and
Beneficiating Enterprises” and preferential tax rate in China	711	492	3,347

Change in valuation allowance(*)	586	(983)	(5,423)

Non-deductible expenses(**)	218	650	139

Differences between Israeli currency
and dollar-adjusted financial statements-net	(1,133)	160	686

Purchase price adjustment for contingent liabilities	(580)	-	-

Foreign tax rate differential	(101)	29	(11)

Other	(159)	(191)	537

Actual income tax expense (benefit)	(609)	210	744

Per share effect of the tax benefits arising from
“Approved and Beneficiating Enterprises” and
preferential tax rate in China:

Basic	$0.00	$0.02	$0.11

Diluted	$0.00	$0.02	$0.11

(*)
In 2013 an amount of $1,780 is a decrease in tax expense in respect to a change in the effective tax rate from Beneficiary enterprise and an amount of $338 is an increase in tax expense resulting from losses not available for future years. In addition, Included within the change in valuation allowance are realized benefits of operating loss carryforwards of $68, $635 and $2,007, for the years ended December 31, 2013, 2012 and 2011, respectively.

(**)	Including non-deductible share based compensation.

 Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 21 -   Income Taxes (cont’d)

F.             Deferred taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2013	2012
	U.S. Dollars
Deferred tax assets:
Allowance for doubtful accounts	96	82
Accrued warranty	109	26
Unearned revenue	151	182
Accrued expenses	303	370
Net operating losses (NOL) and tax credit carryforwards	4,398	4,258
Other temporary differences*	663	1,027

Total gross deferred tax assets	5,720	5,945
Valuation allowance	(3,609)	(5,141)

Deferred tax asset, net of valuation allowance	2,111	804

Deferred tax liability:
Property, plant and equipment	(198)	(330)

Net deferred tax assets	1,913	474

*          Other temporary differences primarily relate to research and development expenses

Deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

At December 31, 2013 and 2012 the Company had valuation allowance of $3,609 and $5,141 on certain of deferred tax assets. The net change in the total valuation allowance was a decrease of $1,532, $983 and $5,423 for the years ended December 31, 2013, 2012 and 2011, respectively. During the year, the Company determined that the benefits of certain Israel and foreign beginning of the year deferred tax assets were more likely than not to be realized in future years, based on consideration of business trends and forecasts.  Accordingly, the Company reversed the valuation allowances on these affiliates, in the amount of $1,344. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2013, the Company and its subsidiaries in Israel have regular NOL carryforwards aggregating approximately $65,069 that will not expire.

 Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 21  -   Income Taxes (cont’d)

F.             Deferred taxes (cont’d)

As of December 31, 2013, the major foreign subsidiaries have NOL carryforwards aggregating approximately $3,632, of which approximately $2,192 will expire from 2013 to 2028 and approximately $1,440 can be carried forward indefinitely.

G.            Accounting for uncertainty in income taxes

For the years ended December 31, 2013, 2012 and 2011, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2013, 2012 and 2011, no interest and penalties related to income taxes have been accrued.

H.            Tax Assesments

The Company and its subsidiaries in Israel file their income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, United States of America and China. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning in 2008, in addition, the Israeli tax returns of SELA are open to examination by the Israeli Tax Authorities for the tax years beginning in 2008, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1999 in Belgium, 2007 in Hong Kong and 2010 in the United States of America.

Note 22  -   Balances and Transactions with Related Parties

A.            Balances with related parties:

	December 31,	December 31,
	2013	2012
	U.S. Dollars
Accounts receivable	43	-
Accounts payable	6	-
Due from affiliated companies	233	391

B.            Transactions with related parties:

	Year Ended December 31,
	2013	2012	2011
	U.S. Dollars
Purchases from Parent and affiliates	57	-	1,555
Interest income from Parent	4	15	31
Sales to Parent and affiliated companies	347	142	2,397

Unpaid balances between Parent and its subsidiaries in Israel and the Company bear interest of 5.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 22  -   Balances and Transactions with Related Parties (cont’d)

B.           Transactions with related parties: (cont’d)

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

Employment Agreements with the Active Chairman and the EVP

Effective January 1, 1998, the Company entered into an employment agreement with its now Active Chairman of the Board of Directors and incoming Chief Executive Officer ("Active Chairman"). Pursuant to latest changes made to this agreement in 2010, the Chairman dedicates 25% of his time in providing consulting and management services for Parent through Amitec – Advanced Multilayer Interconnect Technologies Ltd. – a wholly owned subsidiary of the Parent ("Amitec"). The Active Chairman receives from the Company 75% of a full time salary and is compensated directly by Amitec for the remaining 25% of his time.

The Active Chairman of the Board of Directors serves as the Chairman of Parent.

The Active Chairman does not receive any additional compensation for his service as the Company’s active chairman of the board.

Effective 1998 through April 2013, the relationship between the Company and its Chief Financial Officer (1998-2001) and Executive Vice President-  Business & Strategy (“EVP”) (2001-2012), was regulated by the provisions as stipulated in his employment agreement dated January 1, 1998. Pursuant to changes made to this agreement in 2005, the EVP dedicated 40% of his time to work for Parent. The EVP received from the Company 60% of a full time salary and was compensated directly by the Parent for the remaining 40% of his time. In October, 2011 the EVP’s terms of employment were re-approved by the General Meeting of Shareholders for a consecutive three years period. As of November 2012, the EVP also began serving as the chief executive officer of an affiliate which is also controlled by the Parent, while continuing to dedicate 40% of his time to work for the Parent. Accordingly, in order to accommodate his new position in the affiliate, the EVP’s employment agreement with the Company was terminated as of April, 2013.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

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

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and December 31, 2012, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2013	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Assets
Foreign currency derivative contracts	7	-	7	-
Total Assets	7	-	7	-

Liabilities
Contingent consideration	2,030	-	-	2,030

Total Liabilities	2,030	-	-	2,030

		Quoted Prices in		Significant
		Active Markets	Significant Other	Unobservable
	December 31,	for Identical Assets	Observable Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Assets
Foreign currency derivative contracts	74	-	74	-
Total Assets	74	-	74	-

Liabilities
Contingent consideration	5,303	-	-	5,303

Total Liabilities	5,303	-	-	5,303

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the year ended December 31, 2013.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2013

Note 23 - Fair Value Measurements (cont’d)

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) liabilities for the year ended December 31, 2013 and 2012:

Level 3 U.S. Dollars
Contingent consideration
December 31, 2012	5,303
Settlement of liabilities	(639)
Revaluation of fair value included in statement of operations	(2,634)

December 31, 2013	2,030

Level 3 U.S. Dollars
Contingent consideration
December 31, 2011	6,887
Settlement of liabilities	(547)
Revaluation of fair value included in statement of operations	(1,037)

December 31, 2012	5,303

The adjustments to fair value of the contingent consideration are recorded in the finance income (expense), net in the statement of operations.

The fair value of the contingent payment for Printar as of December 31, 2013, was based on the $2,000 outstanding of the $2,500 transaction price, discounted from the estimated payment dates to the valuation date using the weighted average cost of capital of 28%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.

The fair value of the contingent consideration arrangement for SELA as of December 31, 2013, was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 21%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.

Note 24 - Post Balance Sheet Events

A.
On January 6, 2014, the Company's Chief Executive Officer, Mr. Roy Porat, informed the Board of Directors of his decision to step down from his position. The Board decided that upon the conclusion of a limited transition period and subject to shareholders approval, all responsibilities previously held by Mr. Porat shall be delegated to Mr. Rafi Amit in his capacity as Active Chairman of the Board, without any further amendment of his terms of employment.

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
101
The following financial information from Camtek Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (ii) Consolidated Balance Sheets at December 31, 2013 and 2012; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

___________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Name:	Rafi Amit
Title:	Active Chairman

Date:  March 3, 2014