Form 20-F
period 2014-12-31
CAMTEK LTD
filed 2015-03-18
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

30,494,522 Ordinary Shares, par value NIS 0.01 per share.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

☐ Large Accelerated Filer               ☐ Accelerated Filer               ☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "seeks," "strategy," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

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

As used in this Annual Report, the terms "we", "us", "our", the "Company" and "Camtek" mean Camtek Ltd. and its subsidiaries, unless otherwise indicated.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Consolidated Financial Data.

We derived the selected data under the captions "Selected Statement of Income Data" for the years ended December 31, 2014, 2013 and 2012, and "Selected Balance Sheet Data" as of December 31, 2014 and 2013 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions "Selected Statement of Income Data" for the years ended December 31, 2011 and 2010 and "Selected Balance Sheet Data" as of December 31, 2012, 2011 and 2010 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Income Data:
Revenues:
Sales of products	71,371	67,864	66,929	88,404	70,235
Service fees	16,942	17,541	17,618	18,624	17,545
Total revenuesTotal revenues	88,313	85,405	84,547	107,028	87,780
Cost of revenues:
Cost of products sold	35,870	38,692	35,908	48,039	38,464
Cost of services	11,424	12,311	11,574	11,549	10,897

Total cost of revenues	47,294	51,003	47,482	59,588	49,361
Gross profit	41,019	34,402	37,065	47,440	38,419

Research and development costs	14,406	14,370	12,916	14,077	12,906
Selling, general and administrative expenses	21,417	22,362	21,138	24,341	20,662
Reorganization and impairment	60	(3,466)	3,031	-	-
Total operating expenses	35,883	33,266	37,085	38,418	33,568
Operating income (loss)	5,136	1,136	(20)	9,022	4,851
Financial income (expenses), net	(1,220)	(1,738)	233	(2,900)	(1,478)

Income (loss) before income taxes	3,916	(602)	213	6,122	3,373
Income tax (expense) benefit	(579)	609	(210)	(744)	(557)

Net income	3,337	7	3	5,378	2,816

Earnings per ordinary share:
Basic	0.11	0.00	0.00	0.18	0.10
Diluted	0.11	0.00	0.00	0.18	0.09

Weighted average number of ordinary shares outstanding (in thousands):
Basic	30,464	30,040	29,849	29,557	29,259
Diluted	30,545	30,094	30,013	30,009	30,360

	Year Ended December 31,
	2014	2013	2012	2011	2010
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	18,220	16,495	18,867	22,185	9,577
Short-term deposits	8,607	6,000	7,160	4,100	-
Long-term restricted deposit	729	729	729	-	5,182
Total assets	96,511	91,850	99,008	104,757	96,271
Short and long term bank loans	-	-	6,252	6,792	2,600
Total liabilities	30,779	29,954	38,671	44,824	42,279
Additional paid in capital	63,465	62,966	61,415	61,014	60,452
Total shareholders’ equity	65,732	61,896	60,337	59,933	53,992
Ordinary issued and outstanding shares	30,494,522	30,405,526	29,896,933	29,717,964	29,277,983

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

There is a high degree of risk associated with our company and business. If any of the following risks occur, our business, revenues, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline.

Risk Factors Related to Our Business and Our Markets

Our operating results have varied, and will likely continue to vary significantly from quarter to quarter,  making it difficult to predict future results.

Our quarterly operating results have varied in the past and will likely continue to vary significantly from quarter to quarter in the future. This complicates our planning processes,  reduces the predictability of our earnings and subjects our stock to price and volume fluctuations. Period-to-period comparisons of our results of operations may be meaningless, and you should not rely on them as indications of our future performance.

Some of the factors that may influence our operating results include:

•	change in customer demand for our systems and installation schedules;

•	product introductions and the penetration period of new products;

•	rapid shifts in industry capacity;

•	the size, timing and shipment of substantial orders;

•	timing of evaluation and qualification of our products by new customers;

•	lack of visibility/low levels of backlog from the preceding quarter;

•              product mixes;

•	pricing of our products;

•	timing of new product upgrades or enhancements;

•	interest and exchange rates;

•	possible impairment of goodwill and other assets; and

•	legal expenses and the impact of legal actions.

In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly and annual operating results.

We are dependent upon the worldwide electronics industry; unfavorable economic conditions and low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers in the semiconductor fabrication industry, as well as in the printed circuit board industry, to make continuing capital investments in our products for use in their manufacturing processes.

The capital equipment procurement practices of these manufactures have been, and continue to be, cyclical in nature, and have experienced both periodic and sustained downturns. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end-products that utilize our solutions in their production processes. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. The occurrences of cyclical downturns in our industries are very difficult to predict. Although we have in the past implemented cost reduction and business realignment measures in response to prevailing economic conditions which had led to decreased demand, we are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and the need to maintain short lead times for delivery and our worldwide customer service and support operations. In circumstances of significantly reduced overall demand, or delays in capital investment due to uncertain economic and/or industry conditions, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations. Our inability to respond to industry cycles could have a material adverse effect on our business and results of operations. Demand for our products is also created, in part, by technological developments that affect product functionality or give rise to new, enhanced or more complex electronic devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and production solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of our solutions in electronic devices, the overall demand for our products could be reduced.

We may face challenges in the process of commercialization and market penetration of the Gryphon System, which could have a material adverse effect on our operating results and plans to further expand our business.

Although we have completed the development of the first generation of our 3D functional Inkjet System (the "Gryphon System", previously referred to as "3D Inkjet System") which is expected to be one of our future growth engines, and determined that it is suitable for commercialization, we cannot predict the extent of market penetration of this new technology, which may require more time and resources than expected. Challenges we may face in the penetration process include, inter alia, the education of customers to incorporate this new technology into their production process, which may not happen or take longer than anticipated, and there is the potential that we may also face competition, whereby additional or superior methods for the process performed by our Gryphon System are presented by our competitors.

In light of the increased investments in capital equipment, human resources and procurement of inventory, the resources which were made and are expected to be made in this commercialization process, delays and challenges in our ability to successfully commercialize this new technology could result in inventory write-offs and loss of capital investment. In addition, such failure to achieve successful market penetration may adversely affect our plans to further expand our business.

Also, the revenues generated may not represent a fair return on the investment, as a result of, for example, pricing and market conditions, post-commercialization system failures or subsequent slow demand and corresponding inventory write offs.

Our products may infringe on the intellectual property rights of others, which could result in claims against us. Our existing patent infringement claims expose us to costs and risks.

Third parties, including our competitor August Technology Corporation’s (which currently operates as Rudolph Technologies Inc.) ("Rudolph"), have asserted claims, and may assert additional claims in the future, that we have violated their patents or that we have infringed upon their intellectual property rights. Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management’s attention from our business. Successful claims against us could limit our ability to sell products in certain jurisdictions; see in Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" below.

Without derogating from the generality of the above, we cannot guarantee that we will ultimately prevail against Rudolph's patent infringement claims. If Rudolph were to ultimately succeed with its infringement actions, it could have a negative impact on our business and could result in monetary damages being assessed against us which will affect our profitability and liquidity. Rudolph's actions have already subjected us, and may continue to subject us, to significant legal and other defense costs, which would impact our cash resources and profitability. In the event that we do not prevail against these claims, we may also be liable for court costs and attorney's fees incurred by the claimants in these litigations (see Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" – "litigation with Rudolph Technologies Inc.").

We have incurred major losses in the past and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems.

 Although we recorded net income in recent years, we have incurred significant losses in earlier periods. We may use cash in our operations during 2015 for working capital and investment activities and may continue to incur significant additional legal expenses and other defense costs associated with certain patent infringement actions all of which may reduce our available cash resources and harm our operations.

We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares. Our ability to sustain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in, the industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses.

We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce. In the future, we may again have to undertake cost reduction initiatives, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. If available liquidity is not sufficient to meet our operating and other obligations as they come due, our plans include pursuing additional financing arrangements from banks or others, the availability and terms of which are not assured, or further reducing expenditures as necessary to meet our cash requirements.

We cannot assure you that we will continue to remain profitable or that we will not report losses in future periods.

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

Currency exchange rate fluctuations may affect the prices of our products. Our products' prices in most countries are denominated in U.S. Dollars, except for in Europe, in Japan and part of our revenues from products in China. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. If there is a significant devaluation in the relevant local currencies in which we operate compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In addition, much of our service income is denominated in local currencies. If a larger number of our sales were to be denominated in currencies other than U.S. Dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations. Further, we generate most of our revenues from products in U.S. Dollars but incur a significant portion of our salary and operating expenses in New Israeli Shekel ("NIS"). As most of our revenues are denominated in U.S. Dollars and as our financial results are reported in U.S. Dollars, we believe that inflation and fluctuations in the NIS/ U.S. Dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. Therefore an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars (as it did in 2014). In addition, part of our revenues from products in China is denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the Chinese Renminbi ("CNY") to U.S. Dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

We operate an international sales and manufacturing organization. A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks that could impede our plans for expansion and growth.

The majority of our sales is in the Asia Pacific region. In 2014, our sales in the Asia Pacific region accounted for approximately 79% of our total revenues, of which approximately 32% of our total revenues were from sales in China, 20% of sales in Taiwan and 10% of sales in Korea. In addition, parts of the manufacturing and assembly of our AOI systems for the printed circuit boards industry are made in our manufacturing facility in Suzhou, China. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, as have North and South Korea. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

The markets we serve are highly competitive. There are dominant market participants in each of the markets in which we operate with greater resources, all of which may make it difficult for us to maintain profitability and may negatively affect our cash flow.

The markets that we serve are highly competitive. During market downturns competition is intensified due to the reduced demand for the products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as more favorable payment terms to our customers and a corresponding decline in cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected. If we have to implement more favorable payment terms to our customers, our cash flow may be adversely affected.

In the semiconductor manufacturing industry, our principal competitor and a significant participant for automated optical inspection ("AOI") systems is Rudolph, with additional competitors including KLA-Tencor Corporation, Topcon Corporation, Toray Industries, Inc. and ATI Electronics Pty Ltd.

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

We have in the past expanded our activity through merger and acquisitions, including the acquisition of assets and certain liabilities of Printar Ltd. ("Printar") and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. ("Sela"), (see below in Item 4.B - Business Overview – "Our Business").

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

In addition, principally as a result of acquisition activity, our future results of operations may be influenced by the possibility of our incurring impairment charges as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5 below - "Critical Accounting Policies"). In 2014, the Company’s annual impairment tests did not lead to an impairment charge for goodwill or intangible assets. In 2013 and 2012 we recorded an impairment of intangible assets of $1.65 million and $3 million, respectively, related to the Sela and Printar acquisitions (see Note 9– "Goodwill and Intangible Assets, Net", of the consolidated financial statements). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs.

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial penetration period for several new products such as our Eagle and Gryphon systems, and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features. Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, cash flow and results of operations.

The long sales process may cause an increase in inventory levels and a risk for inventory write downs and write-offs; for more details regarding recent inventory write downs and write-offs see Item 5.A – Operating Results – Critical Accounting Policies– Valuation of Inventory.

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

We seek to expand our activity into unsaturated markets adjacent to our existing served markets, such as the inspection of silicon wafers at various steps during their manufacturing process inside the wafer fabrication facility. Technological developments in production processes and in process control may reduce the growth we anticipate in demand for inspection systems. If this happens, we may not be able to cover our investments in penetrating these markets, or will have to increase our research and development ("R&D") and marketing expense to adapt our products to such changes. Adopting new technologies may also result in material inventory write-offs which will adversely affect our results of operations.

We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor. If one or more of our third-party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

While a portion of our manufacturing is performed in our production facilities in Israel and in China, we outsource some of our manufacturing processes to contract manufacturers, including one significant contract manufacturer that is located in Israel ("Contract Manufacturers"). From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturers. In addition we rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide ("Key Suppliers").

Although we believe that our Contract Manufacturers and Key Suppliers have sufficient economic incentive to perform our manufacturing and meet our supply needs, the resources devoted to these activities are not within our control, and we cannot assure you that manufacturing problems will not occur in the future. In addition, the operations of our Contract Manufacturers and Key Suppliers are not under our control, and may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components.  These delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our Contract Manufacturers and Key Suppliers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner.

We may encounter difficulties in purchasing key components and subsystems, or overestimate our needs, to meet customer demand.

 In the current highly competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. While we believe that we have sufficient inventory to fill our customers' orders our predictions may not correspond to our actual future needs and our suppliers and subcontractors cannot always supply such components and subsystems within a shorter than anticipated time frame. Our inability to anticipate rapid market changes may cause an increase of inventory which could result in material inventory write-offs, which we have incurred in the past, or may alternately limit our ability to satisfy customer orders which could result in the loss of sales and could cause customers to seek products from our competitors.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We differentiate our products and technologies from those of our competitors by using our proprietary information for the development of our products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia Pacific region, that provide less protection to intellectual property than that provided under U.S., European or Israeli laws.  In addition, we have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the printed circuit board industry, where the intellectual property laws may not be strictly enforced. Therefore, potential risk may be associated with the protection of our intellectual property, which in turn may affect our competitive advantage.

We may face risks of interruptions in our production capabilities.

Our corporate headquarters is located in Migdal Ha’Emek, in the northern part of Israel. Any event affecting this site, including a natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our ability to fulfill manufacturing demands and generate revenues, thus negatively impacting our business (see also "We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor" above and "Conducting business in Israel entails special risks" below).

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

Our principal shareholder, Priortech Ltd., ("Priortech"), holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests.

Priortech beneficially holds 55.48% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of the Company. Messrs. Rafi Amit, Yotam Stern, David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien (the "Founding Members") are parties to a voting agreement dated March 26, 1992, governing inter-alia joint voting at Priortech's general meeting of the shareholders and the right of first refusal among themselves. As of February 28, 2015 the Founding Members or their heirs aggregately hold 35.76% of the voting power at Priortech's general meeting of the shareholders and as such may be deemed to control Priortech.

Our relationship with Priortech may give rise to conflicts of interest.

We purchase products from, or sell products to companies controlled by Priortech Ltd., our principal shareholder, directly or indirectly, or in which Priortech has substantial holdings, and act jointly with such companies with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements, including regarding audit or compensation committee, board of directors and in certain cases shareholder approvals (including special majority requirement in certain cases) for interested party transactions, we cannot be certain that the possible conflict of interests in any of these transactions and activities is fully eliminated. In addition, Mr. Rafi Amit acts as the Chief Executive Officer and Chairman of the Board of Directors of the Company, on a 75% of a full time position basis, as well as acting as Priortech’s Chairman of the Board of Directors and providing consulting and management services to Priortech on a 25% of a full time position basis. Mr. Yotam Stern who acts as one of our Directors, holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech and at P.C.B Technologies Ltd., an Israeli public company controlled by Priortech. For more details regarding our senior management arrangements, see Item 6 B below - "Compensation – Employment Agreements".

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

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of our assets (averaged quarterly) are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse tax consequences to our U.S. shareholders, including gain realized on the sale of our ordinary shares being taxed at ordinary income rates rather than capital gain rates, and punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" with respect to our ordinary shares. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Based on an analysis of our assets and income, we believe that in 2014 we were not a PFIC. We currently expect that we will not be a PFIC in 2015. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2015 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see in Item 10.E below "U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company".

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility may cause additional exposure for securities class action litigation.

During the period from January 1, 2014 through February 28, 2015, the closing price of our ordinary shares ranged from $2.90 to $5.40 (See Item 9 A below- "Price History of Ordinary Shares"). Our ordinary shares may experience significant market price and volume fluctuations in response to numerous factors, many of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors

•	quarterly variations in our operating results;

•	market conditions relating to our customers’ industries;

•	announcements of technological innovations or new products by us or our competitors, in particular, speculation concerning the potential of our Gryphon System;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements of significant claims or proceedings against us and developments in such proceedings or adverse decisions in pending litigation matters;

•	large block transactions in our ordinary shares;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, M&A transactions, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights and patent litigation;

•	additions or departures of our key personnel; and

•	future offerings or sales of our ordinary shares.

Stock markets often experience extreme price and volume fluctuations.  Market fluctuations, as well as general economic conditions, such as a recession, interest rate or currency rate fluctuations, political events or hostilities in Israel, the surrounding region or worldwide could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities, and one was brought against us. Although this claim was dismissed, we cannot guarantee that similar complaints would not be filed in the future.

Compliance with conflict mineral disclosure requirements will create additional compliance cost and may create reputational challenges.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals.

These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We filed our initial conflict minerals report on June 2, 2014. There are, and will be, ongoing costs associated with complying with these recent disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of our products. We may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In July 2006 there were extensive hostilities along Israel's northern border, with Lebanon, in proximity to where we are located, and during the past six years Israel was engaged in several armed conflicts in the Gaza Strip, most recently in July 2014. None of the above had any material impact on our operations. Further, since the beginning of 2011 there has been political turmoil and outbreaks of violence throughout the Middle East, for example in neighboring Syria, some of which ended in a revolutionary change of governments, such as in neighboring Egypt and Libya. The effects of the aforementioned political turmoil are yet to unfold but contribute to the general atmosphere of instability in the region. In addition, the threat of Iran becoming armed with nuclear weapons, with all that it entails, has gradually intensified. Increased hostilities, current and future armed conflicts, further adverse developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions including "Approved Enterprise" status due to our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar programs in the future, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund those tax benefits already received, if any. These programs and tax benefits may not be continued in the future at their current levels, and our requests for tax exemption on income from our manufacturing facilities may not be approved.

The government grants we received for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel.

From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Industry and Trade (the "OCS"), for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we had fully repaid our previously received grants from the OCS. Sela and Printar, from which we acquired businesses and assets, also received OCS grants. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring outside of Israel rights in the technology developed with the grants and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay a further significant amount of royalties than the terms of the grants required, unless the amount of production outside Israel is less than 10% of the total production of those products from inception of their production until cessation thereof. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

Sela received government grants from the OCS for the financing of a significant portion of its product development expenditures in previous years. As of December 31, 2014 the amount of unpaid grants received, including interest accrued by Sela, amounted to $2.4 million. As of January 2015, as part of the transfer of the Sela division activity, all of Sela's outstanding liabilities to the OCS were assumed by the transferee.

As part of the acquisition of Printar’s assets and certain liabilities, we assumed Printar’s liability to the OCS. In addition, in 2009 and 2010 we received additional grants with respect to the development programs of the functional ink technology systems in the amount of $0.6 million. As of December 31, 2014, the amount of unpaid grants received, including interest accrued by Camtek and the liabilities assumed from Printar but not the amounts accrued by Sela, amounted to $6.0 million.

In 2010, a dispute has arisen between us and the OCS in Israel with respect to an amount of approximately $770,000 regarding repayment of an increased amount of grants pertaining to certain of our products, the manufacturing and assembly of which has been moved to a foreign subsidiary.

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

Some provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us; see item 10.B-"Memorandum and Articles"-"Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law". In addition, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. For more information on the provisions of Israeli law in these contexts, please see sections "Share Capital" and "Israeli Taxation."

Item 4.	Information on the Company.

A.	History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987. We operate under the Israeli Companies Law. See below in Item 4.C "Organizational Structure".

In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board industry. In September 2001, we acquired a developer and producer of AOI systems for the semiconductor fabrication industry. This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, we shipped our first new Falcon system for the back end market in the semiconductor industry in the fourth quarter of 2003. The first revenue recognition of the Falcon system was in the second quarter of 2004. Applying our core technologies we have further introduced three additional AOI product lines- the Condor, the Gannet and, in 2014, the Eagle. Sales of all four AOI product lines for the semiconductor industry have since accounted for a significant portion of our total sales. See below in Item 4.B "Business Overview.”

In 2009 we entered into two new fields of activity as a result of our June 2009 acquisition of the assets and certain liabilities of Printar. Printar's two major fields of activity were: a functional ink technology system for application of identification nomenclature on certain printed circuit boards and designated ink ("FIT Legend System") and a functional ink technology system and designated solder mask ink for application during production of printed circuit boards. We evolved this technology after extensive research and development efforts into the Gryphon System. We have ceased manufacturing FIT Legend Systems, but still support an installed base of more than 17 active FIT Legend Systems and sell ink products used by FIT Legend Systems. Printar's technology could also be used in the future for various other applications in the field of electronic manufacturing. In 2014, based on the Company’s annual impairment tests, no impairment charge was recognized for the goodwill or intangible assets. In 2013 we recorded an impairment of technology in the amount of $52,000 relating to obsolete FIT Legend System technology. In 2012 we recorded an impairment of goodwill and in process research and development in the amounts of $575,000 and $957,000, respectively, related to the Printar acquisition (see Note 9 – "Goodwill and Intangible Assets, Net", of the consolidated financial statements).

In 2009 we also completed the acquisition of Sela, which was engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Sela developed the Xact, a TEM sample preparation tool using adaptive ion milling (AIM™) technology. The first Xact system was sold in the first quarter of 2009, and sales of this system continued in 2010 and until 2013. The second generation of Xact was introduced in the fourth quarter of 2011. In 2014, based on the Company’s annual impairment tests, no impairment charge was recognized for the goodwill or intangible assets. In 2013 and 2012 we recorded an impairment of intangible assets of $1.6 million and $1.5 million, respectively, due in part to the Sela acquisition.  In the fourth quarter of 2013 the Company announced that other than sale and support of existing Xact products it will not continue with further development of its Xact product line. In January 2015, the Company concluded a definitive agreement for the transfer of the Sela division activity (assets and liabilities) to a company fully owned by Sela's long time business manager, thereby effectively terminating any and all involvement of the Company in the Sela business (the "Sela Transaction").

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

For discussion of capital expenditures, see Item 5- "Operating and Financial Review and Prospects– Liquidity and Capital Resources."

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

Our Business

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication and Printed Circuit Boards (PCB) industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

We design, develop, manufacture and market products mainly based on two core technologies: AOI and functional ink technology (“FIT”).

AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in the semiconductor fabrication industry as well as the printed circuit board industry. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

The Gryphon System's technology (system and process) is designed to provide a high performance one-step, environment-friendly and relatively low-cost process in comparison with traditional solder mask and legend application methods, and is our main FIT product. The process and system have been commercialized following the completion of final testing at two select customers' sites, and we believe that the technology can also be applicable in the future to various other applications in the field of electronic manufacturing. The Gryphon System and its proprietary technology enable us to offer to our customers in the printed circuit board industry a broader range of products, while relying on our existing operational, research and development, customer support and sales and marketing infrastructure.

Our global direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly-owned subsidiaries.

Our Markets

We target the semiconductor fabrication industry as well as the printed circuit board industry, all part of the electronic packaging industries and the electronics supply chain.

The Semiconductor Industry

The semiconductor manufacturing industry produces integrated circuits on silicon wafers; each wafer contains numerous integrated dices containing electronic circuits which are functional devices. AOI is implemented at various stages along the manufacturing process at the front end, mid-end and the back end. Camtek serves the mid and back end of the process starting with probe mark inspection after the testing of the individual dice, inspecting the finished wafers for defects, inspecting and measuring the bumps and conducting post dicing inspection.  The surface inspection process looks for defects such as cracks, foreign materials or mechanical damage, and also ensures dimensional conformity, thus eliminating subsequent testing of defective products, increasing overall yield and reducing overall production costs.

In the fast growing advanced packaging market segment, the integrated circuits are attached to a substrate via an array of bumps, rather than being wire bonded. Wafers designed for such assembly interconnect go through a process in which solder bumps ranging from 2 to 300 microns in height, or gold bumps of about 15-20 microns tall, are plated or stenciled on pads on the face of the integrated circuits. Camtek AOI systems equipped with 3-D measurement capabilities are used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the integrated circuit or the substrate during the packaging process, leading to device failure. Each wafer has several million bumps that need to be inspected and measured and the AOI is becoming crucial to the manufacturing process.

A fast growing segment is "micro-electro mechanical systems" ("MEMS") which is serving the mobile and automotive markets, utilizes materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices, sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure product performance and reliability. This testing may constitute a significant amount of the overall product cost. Camtek AOI is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as to confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

The complementary metal oxide semiconductor  image sensors ("CIS") is another growing market segment used for mobile devices, automotive and security products. The requirements of this market call for increasing the number of pixels per each sensor and in parallel reducing the size of each pixel.

These market requirements demand that the manufacturing process to have a high resolution inspection for every sensor. Camtek developed special capabilities to address this market and its AOI systems are used by the main CIS manufacturers.

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

The trend towards compact, high-performance and highly reliable electronic products, such as mobile and smart phones, notebook computers, tablets, digital cameras, drives the demand for increased complexity and miniaturization of printed circuit boards. In response to this demand, printed circuit board manufacturers are producing multi-layer printed circuit boards with increasingly narrow and dense lines, as well as boards with higher layer counts. Multi-layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi-layer boards are continuing to evolve with new technologies. Currently, high-end printed circuit boards (excluding substrates) use conductive lines and spaces of 15 to 120 µm (microns). The scan time required to inspect a given printed circuit boards surface increases substantially in relation to the reduction in line width.

The manufacturing process for multi-layer boards is comprised of three stages: the manufacture of production tools, including artwork and masks; the production of inner layers and their lamination into a single board; and the production of external layers. The majority of AOI systems in the printed circuit board industry are used for inspection of inner layers. Today, the number of inner layers in typical multi-layer printed circuit boards usually ranges from 4 to 14, though certain high layer-count boards may consist of as many as 52 layers. Inspection by AOI systems during the manufacturing process for the detection of defects in the inner layers prior to the lamination process is crucial so that any defective individual layers may be repaired or replaced while still accessible. Once the multi-layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board.

Traditional solder mask application includes solder mask coating, in various methods, and photo imaging. Traditional solder mask application is a five step process involving high production costs, time-consuming procedures and several production steps. This process includes solder mask coating (in various methods) following by a drying stage, Photo imaging step (exposure) follows by a development process and legend tiles printing (in various methods). Now commercially available, Camtek's Gryphon System (and, as of March 2015, the system's new version – the "Gryphon SL") is a full digital manufacturing station, for PCB Solder mask & Legend which allows significant simplification of the solder mask process by the elimination of all the above steps due to its both FIT to Image alignment capabilities and its direct deposition (by inkjet printing) of solder mask and legend tiles, which leads to faster cycle time and reduced operational costs.  In addition our current version of the Gryphon can also print the legend ink within the same process as the solder mask application thus eliminating the need for additional system in the process of PCB manufacturing.

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

The die is connected to the upper side of the substrate, either by wire bonding by means of thin metal wires, or by "flipping" the integrated circuit and directly connecting conductive bumps on its face to a matching array of pads or bumps on the substrate. The latter technology is known as flip chip die attach ("Flip-Chip"). The die substrate is connected to the printed circuit board via an array of conductive solder balls, known as a ball grid array.

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

AOI Systems for the Semiconductor Industry

Eagle

The Eagle AP is designed to support the fast growing advanced packaging market, using state of the art technologies, both software and hardware, that deliver superior 2D and 3D inspection and metrology capabilities on the same platform. The advanced packaging market in particular uses a wide spectrum of bump types and sizes. The Eagle AP meets the current and future requirements in the inspection and metrology including measurement of bumps down to 2µm (microns) and providing high throughput.

The Eagle-i is Camtek’s most advanced system for 2D inspection and provides high volume production inspection and metrology solutions at extremely high throughput. It can be used for a wide variety of inspection steps including operational quality control, probe mark inspection, post dicing and reconstructed wafers and pre- and post- bumped wafers. Eagle-i has high resolution optics, advanced image processing and algorithms, flexible software and multiple handling options.

Condor

The Condor is designed to meet the current inspection needs of the semiconductor industry. The Condor, through its state of the art algorithms and advanced hardware configuration, is designed to enhance the 2D and 3D detection abilities and increased throughput. The Condor includes 2D inspection and metrology abilities combined with 3D metrology capabilities such as bump, micro bump and through silicon via ("TSV") measurements.

Gannet

The Gannet system is designed for the front end market of the semiconductor industry. The Gannet’s advanced algorithms and inspection capabilities enable it to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several production processes.

Falcon

Our Falcon systems are principally designed for the back end market of the semiconductor industry. The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional issues or control the integrity of the interconnect and performs various metrology tasks.

AOI Systems for the Printed Circuit Board Industry

Our AOI products for this industry consist of four product lines: the Phoenix, Dragon and Orion for the inspection of inner and outer layers of printed circuit board panels and ultra-fine-line integrated circuit substrate and large area masks ("LAM") dedicated for inspection of artwork.

Phoenix

The Phoenix product family, introduced in November 2011, is designed to support a broad range of the most demanding printed circuit board and integrated circuit substrate applications, while keeping pace with the dynamic technology changes in the industry. It enables customers to increase AOI room total yield and offers high performance in all AOI aspects. Phoenix models are optimized for specific printed circuit board technology ranges – from mainstream circuits of typically 50 µm (microns) conductor line width, up to high density substrates having 5 µm (microns) wide conductive lines. The Phoenix product family is enhanced with Spark, which is Camtek's unique and powerful detection engine that provides high detection capabilities, while minimizing false calls. Spark's open architecture software enables easy adaptation to new applications and technology, and supports critical dimensions detection.

Dragon

Dragon systems are high-throughput, automation-ready systems for inspection of all printed circuit board types in a mass production environment. Dragon models are optimized for specific printed circuit board technology ranges, from mainstream circuits of typically 100 µm (microns) conductor line width, up to high density substrates having 12 µm (microns) wide conductive lines. All Dragon models are designed to interface with automated material handling mechanisms provided by us or other automation suppliers. We believe that the combination of detection ability, scanning speed, real-time data collection for process control and automated material handling deliver outstanding value to customers. Some models of the Dragon product family are enhanced with Spark. The Dragon was first introduced in March 2003.

Orion

Orion systems are stand-alone AOI systems for high volume inspection of all printed circuit board types designed to operate in "Inspectify™" mode of operation. Inspectify™ is a unique mode of operation enabling the operator to perform verification immediately after inspection on the same system, thus saving time and eliminating handling-related defects. The Orion family has evolved gradually since its introduction in 1999. All Orion models retain an ergonomic user interface that supports high productivity and flexibility, allowing successive on-line inspection and verification, or solely inspection followed by off-line verification on a separate station. Like the Dragon family, Orion models are dedicated for various printed circuit board technology ranges. Some models of the Orion product family are enhanced with Spark.

LAM

The LAM inspection system is specially designed for main-stream LAM inspection. It offers advanced detection ability on LAM with down to 25 µm (microns) line to space width technology. The LAM incorporates advanced technology innovations to ensure the level of detection that these fine masks require at this critical production stage. Since large area masks are made of glass and transparent for light, the LAM inspection system contains specially designed image acquisition system, where the mask under inspection is located in between illumination sources and the digital camera.

Verification Systems

The CVR-100 is a stand-alone verification system designed for verification of panels after inspection on the Phoenix, Dragon or Orion AOI equipment.

Direct Functional Ink Technology (FIT) (previously referred to as Digital Material Deposition (DMD) technology)

Gryphon System

The Gryphon System is designed to replace the conventional solder mask and legend application lines for prototypes and high mix low volume production. The Gryphon System offers manufacturers flexible and high-performance digital printing technology solution, accompanied by a wide range of cost effective, and technological benefits.

The Gryphon System incorporates state of the art printing technology, using a specially developed hybrid ink which was tailored to the tough requirements of the printed circuit board industry. In addition, as of March 2015, the Gryphon SL System features two-color printing capabilities enabling both solder mask and legend tiles in a one stop manufacturing station. Following the successful completion of beta testing at two selected customers' sites, the Gryphon System has been fully commercialized.

Customers

Our customer base includes the majority of the largest printed circuit board manufacturers worldwide and 23 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located in 32 countries throughout Asia, Europe and North America. In 2014, 2013 and 2012, no individual customer accounted for more than 10% of our total revenues. In the integrated circuit substrate industry, our customers are typically dedicated substrate manufacturers, but also include large printed circuit board manufacturers who have separate substrate manufacturing facilities. Our integrated circuit substrate customers are located predominantly in Taiwan and the Asia Pacific region. In the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices. In the front end market of the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the device manufacturing processes.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars (In thousands)
China and Hong Kong	28,526	25,889	25,008
Taiwan	17,495	14,543	11,292
United States	12,518	11,705	9,482
Asia – Other	11,336	6,072	10,739
Korea	8,889	15,691	17,004
Western Europe	5,739	6,519	6,998
Japan	3,204	4,010	2,370
Rest of the world	606	976	1,654

Total	88,313	85,405	84,547

The following table shows our revenues classified by our sales to both industries for each of the last three years:

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars (In thousands)
Semiconductors	57,833	53,602	55,149
Printed circuit board	30,480	31,803	29,398

Total Revenues	88,313	85,405	84,547

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

In the years 2011 to 2013, we signed several distribution rights agreements with different Japanese, European and North African companies, under which these companies sell, install and support our products in Japan, Europe and North Africa, respectively.

As of December 31, 2014, 50 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region in the last couple of years, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

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

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to twelve weeks. We utilize subcontractors for the production of subsystems. Since the beginning of 2010 our Falcon, Condor and Eagle systems are manufactured by a single Israeli contractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months' of inventory of critical components used in the manufacture and assembly of our products. During times of rapid increase in demand in the semiconductor fabrication and printed circuit boards industries, the delivery time of suppliers in these industries is extended.  However, to date, we have been able to obtain sufficient units of these components to meet our needs in a timely fashion.

We have two manufacturing facilities: one in Migdal Ha’Emek, Israel, and another one in Suzhou, China, in which we manufacture certain components and assemble most of our AOI systems for the printed circuit boards industry.

Competition

The markets in which we operate are highly competitive. In the semiconductor industry, our primary competitor is Rudolph, with additional competitors including KLA-Tencor Corporation and several Japanese competitors whom we face mostly in Japan – Topcon Corporation, Toray Industries Inc., and ATI Electronics Pty Ltd. In the printed circuit boards industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., ATI Electronics Pty Ltd., Shirai Electronics Industrial Co. Ltd. and local AOI vendors in China and Taiwan such as Machvision Inc., Optima Ltd., Ovitech and Jointpower Technology Co,.Ltd.

We believe that the principal elements of a sustainable competitive advantage are:

•	Ongoing research, development and commercial implementation of new image acquisition, processing and analysis technologies;

•
Product architecture based on proprietary core technologies and commercially available hardware. Such architecture supports shorter time-to-market, flexible cost structure, longer service life and higher margins;

•	Fast response to evolving customer needs;

•	Ability to maintain competitive pricing;

•	Product compatibility with customer automation environment; and

•	Strong pre and post-sale support (applications, service and training) deployed in immediate proximity to customer sites.

We believe that we compete effectively on all of these factors.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2014	2013	2012
	(U.S. Dollars in thousands)
Building and leasehold improvements	61	6	98
Machinery and equipment*	410	580	2,040
Office furniture and equipment	65	96	12
Computer equipment and software	336	1,446	1,523
Total	$872	$2,128	$3,673

* including transfer of inventory to fixed assets in the aggregate of $309,000, $271,000 and $1.6 million in 2014, 2013 and 2012, respectively.

Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply to our business: Machinery Directive 2006/42/EC and EMC 2004/108/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor fabrication industry and production equipment producers, apply: SEMI S-2 (safety requirements for sale of equipment in the semiconductor fabrication) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor fabrication industry). We comply with the above-mentioned governmental regulations during the systems' design process, which is conducted in accordance with the Company's quality assurance manual ISO9001:2008. In addition, all types modules of systems are tested by independent laboratories that certify their compliance with these governmental regulations and have required accreditation.

C.           Organizational Structure

Through its affiliated companies, our principal shareholder, Priortech, engages in various aspects of electronic packaging, including the production and assembly of printed circuit boards and the development and sale of integrated circuit substrates. Based on sales, PCB Technologies Ltd., a subsidiary of Priortech, is one of the largest printed circuit boards manufacturers in Israel. Priortech currently holds 55.48% of our outstanding ordinary shares. Our revenues from sales to affiliates and subsidiaries of Priortech totaled $297,000, $347,000 and $142,000 in 2014, 2013 and 2012, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

The following table shows the Company's subsidiaries, all of which are wholly owned by us or by our subsidiaries (except for Camtek HK Ltd., in which Priortech holds no more than one percent of the voting rights), together with each subsidiary's jurisdiction of incorporation, as of the date of this report.

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek (Europe) NV	Belgium
Camtek Imaging Technology (CIT)	China
SELA - Semiconductor Engineering Laboratories Ltd*	Israel
Camtek Japan Ltd.	Japan
Camtek Taiwan Ltd.	Taiwan
Camtek South East Asia Pte ltd.	Singapore
Camtek Korea Ltd.	South Korea
Penta-I Ltd.	Israel

*As of January 2015 no longer active – see in Item 4.A – "History and Development of the Company" above.

D.	Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 74,000 square feet, of which 16,000 square feet are devoted to the manufacturing of our products. In accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi, a lien has been placed on these facilities.

We also lease a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the printed circuit board industry. The Chinese facility occupies 53,500 square feet.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 30,000 square feet.

Aggregate office rent expenses in 2014 amounted to approximately $845,000.

Item 4A.                  Unresolved Staff Comments

None.

Item 5.                     Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included herein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.s. GAAP.

Segment Information

Until the fourth quarter of 2013, we operated under one reporting segment. During the first quarter of 2014, following a change in the role of the Company's chief operating decision-maker (the "CODM") (see also in Item 6.B – "Compensation – Employment Agreements" below) the Company determined that it operates under two reportable segments.

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the in deciding how to allocate resources and assess performance. The Company's CODM is its Active Chairman and Chief Executive Officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating income.

The Company's reportable segments are as follows: semiconductor fabrication industry ("Microelectronics Segment") and printed circuit boards industry ("PCB Segment").

Microelectronics Segment: The semiconductor fabrication industry produces integrated circuits on silicon (or other semiconductor materials) wafers; each wafer contains numerous integrated circuits dices which are small block of semiconducting material on which a given functional circuit is fabricated.

PCB Segment: A printed circuit board is the basic platform that supports and interconnects a broad range of electronic components, such as integrated circuit devices, resistors, capacitors, coils and the like, and enables them to operate as an electronic system. Printed circuit boards consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulating base.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication and printed circuit boards industries, principally based on two core technologies: AOI and FIT; see in Item 4.B "Business Overview- Our Business" above.

We sell our systems internationally. The majority of sales of our systems in 2014 were to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan. This fact is due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in the region.

In 2014, our sales to customers in the Asia Pacific region accounted for approximately 79% of our total revenues, including approximately 32% of our total revenues from sales in China and Hong Kong, 10% in Korea and 20% in Taiwan. We expect this trend of the major portion of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in "Longer sales process for new products may increase our costs and delay time to market of our products both of which may negatively impact our inventory and results of operations" under "Risk Factors" above and "Valuation of Inventory" under "Critical Accounting Policies" below). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

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

We apply ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multiple-element arrangements the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on management’s best estimate of their selling price where other sources of evidence are unavailable. The revenue relating to the undelivered elements is deferred using the relative selling price method utilizing vendor-specific-objective evidence ("VSOE") until delivery of the deferred elements.

Our multiple deliverables usually consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

We routinely evaluate our products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, "Software Revenue Recognition".  Based on such evaluation, we concluded that none of our products have such embedded software.

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

In the years 2014, 2013 and 2012 we wrote-off inventory in the amount of approximately $0.5 million, $3.7 million and $2 million, respectively. The write off amounts are included in the line item "Cost of products sold", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $0.5 million in 2014 related to (i) $0.2 million due to inventory and items associated with Sela's product line; and (ii) $0.3 million due to slow moving inventory;  the write-off in the amount of approximately $3.7 million in 2013 related to: (i) $3.1 million due to inventory and items associated with Sela's product line; and (ii) $540,000 due to slow moving inventory. Inventory that is not expected to be converted or consumed in 2015 is classified as non-current. As of December 31, 2014, a $1.5 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Intangible assets as part of a business combination are recorded at their fair value and amortized based on their estimated revenue producing life span. Acquired in-process research and development is amortized starting at the initial date of recording revenues from the associated technology. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. In 2014, based on the Company’s annual impairment tests, no impairment charge was recognized. In 2013 we recorded an impairment of intangible assets of $1.6 million related to the Sela acquisition and an additional impairment of technology in the amount of $52,000 related to the Printar acquisition. (see Note 9 – "Goodwill and Intangible Assets, Net", of the consolidated financial statements).

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

Valuation of Long Lived Assets. We apply ASC Subtopic 360-10, "Property, Plant and Equipment".  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepared future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2014. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Recently Issued and Adopted Accounting Standards and Interpretations

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The Company implemented the provisions of ASU 2013-11 as of January 1, 2014.

In April 2014, the FASB issued ASU 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 changes the requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The Company elected to early adopt this ASU as of January 1, 2014. Accordingly, Sela division is not presented as a discontinued operation.

New standards not yet adopted

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 on its Consolidated Financial Statements.

Results of Operations

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Revenues. Revenues increased by 3% to $88.3 million from $85.4 million in the year ended December 31, 2013. In 2014, product sales to the PCB Segment did not change and product sales to Microelectronics Segment increased by 7%, compared to previous year. Within the Microelectronics Segment, AOI related product revenues increased by 24% compared to the previous year, from $41.1 million to $51.1 million, while Sela products related revenues decreased by 88% from $7.3 million to $0.9 million. The decrease in Sela is mainly a result of our decision to discontinue the development of the next generation of the Xact system. Sales of all products increased by 5% to $71.4 million in the year ended December 31, 2014, from $68 million in the year ended December 31, 2013. The mixture of products sold and their configuration and throughput varieties make it difficult to estimate average selling prices and pricing trends.

Service fees decreased by 3% to $16.9 million in the year ended December 31, 2014, from $17.5 million for the year ended December 31, 2013. The decrease in services fees was mainly a result of a decrease in services in the PCB sector.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased by $6.6 million from $34.4 million in 2013 to $41.0 million in 2014, representing an increase of 19%. Our gross margin increased to 46.4% in 2014, compared to a gross margin of 40.3% in 2013, partly due to the combination of products sold. In addition, in 2014 we reported an inventory write-off in the amount of approximately $0.5 million compared with an inventory write-off in the amount of $3.7 million reported in 2013, mostly in respect of the decision to cease our Sela operations.  Our gross profit on product sales increased by $6.3 million from $29.2 million in 2013 to $35.5 million in 2014. Our gross profit on service revenue increased by $0.3 million from $5.2 million in 2013, to $5.5 million in 2014, primarily due to reduced material consumption.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2014 were unchanged at $14.4 million compared to $14.4 million in 2013.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses decreased by 4% from $22.4 million in 2013 to $21.4 million in 2014. Selling, general and administrative expenses have decreased mainly due to a reduction in salary expenses and professional services.

Reorganization and impairment. During 2014 no impairment charges were recorded relating to the Sela and Printar acquisitions. During 2013, we reviewed the business outlook of the Sela activity and decided to cease our development, production and marketing efforts for these product lines, and as of January 2015, we ceased all active involvement in the Sela business pursuant to the Sela Transaction.

Financial Expenses, Net. We had net financial expense of $1.2 million in 2014, as compared to net financial expense of $1.7 million in 2013. These changes relate mainly to the decrease in revaluation of contingent consideration and the liability to the OCS. Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $546,000 in 2014 compared to foreign currency expense of $188,000 in 2013.

Provision for Income Taxes. Income tax expense in 2014 was $0.6 million compared to income tax income of $0.6 million in 2013, mainly due to the income from deferred taxes recorded in 2013 as a result of the reversal of valuation allowances.

Net Income. We realized net income of $3.3 million in 2014 compared to $0 in 2013, in light of the factors discussed above.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Revenues. Revenues in 2013 increased by 1% to $85.4 million from $84.5 million in the year ended December 31, 2012. In 2013, sales to PCB Segment increased by 18% and to the Microelectronics Segment decreased by 4%, compared to previous year. Sales of all products increased by 1.5% to $68 million in the year ended December 31, 2013, from $67.0 million in the year ended December 31, 2012. The mixture of products sold and their configuration and throughput varieties make it difficult to estimate average selling prices and pricing trends.

Service fees decreased by less than 0.5% to $17.5 million in the year ended December 31, 2013, from $17.6 million for the year ended December 31, 2012.

Gross Profit.. Our total gross profit decreased by $2.6 million to $34.4 million in 2013 from $37.0 million in 2012, representing a decrease of 7%. Our gross margin decreased to 40.3% in 2013, compared to a gross margin of 43.8% in 2012, primarily due to the mix of products sold. In addition, in 2013 we reported an inventory write-off in the amount of approximately $3.7 million, mostly in respect of the decision to cease our Sela operations, compared with an inventory write-off in the amount of $2 million reported in 2012.  Our gross profit on product sales decreased by $1.8 million to $29.2 million in 2013, compared to $31.0 million in 2012. Our gross profit on service revenue decreased by $0.8 million in 2013 to $5.2 million, compared to $6.0 million in 2012, primarily due to the fixed costs associated with services, which were not reduced to reflect the decrease in sales.

Research and Development Costs.. Total research and development expenses for 2013 were $14.4 million compared to $12.9 million in 2012. Research and development expenses increased in 2013 by $1.5 million, primarily due to increased payments to subcontractors and the impact of the exchange rate between the Israeli Shekel and the U.S. Dollar.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 6.6% to $22.4 million in 2013 from $21.1 million in 2012. Selling, general and administrative expenses have increased mainly due to the increased non-capitalized expenses associated with the new enterprise resource planning system and the impact of the exchange rate between the Israeli Shekel and the U.S. Dollar, partially offset by a reduction in legal costs.

Reorganization and impairment. During 2013, we reviewed the business outlook of the Sela's product lines, made certain personnel changes and decided to cease our development, production and marketing efforts for these product lines and, accordingly, recorded an impairment charge with respect of technology, customer relationships and goodwill of $1.7 million. We also recorded income of $5.1 million from revaluation of the liabilities in respect of Sela acquisition. In addition, during 2013, we reviewed the business outlook of the projector of our FIT Legend System and recorded an impairment charge in respect of technology in the amount of $52,000 relating to obsolete FIT Legend System technology. During 2012 we recorded an impairment charge relating to Sela and Printar acquisitions of $1.5 million and $1.5 million, respectively.

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

Our cash and cash equivalent balances totaled approximately $18.2 million as of December 31, 2014, and $16.5 million as of December 31, 2013, in addition to $8.6 million which was classified as short term deposits as of December 31, 2014 (compared to $6.0 million as of December 31, 2013). Our cash is invested in bank deposits. The bank deposits are spread among several banks, primarily in Israel.

From our inception through December 31, 2014 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $14.5 million from a private placement to Israeli institutional investors.

Our working capital was approximately $51.7 million as of December 31, 2014 and $47.1 million as of December 31, 2013. The increase is mainly attributed to the increase in cash and cash equivalents, short term deposits and inventory, partially offset by a decrease in trade accounts receivable, net.

Our capital expenditures during 2014 were approximately $0.7 million, mainly due to operating activities.

On August 12, 2008, our Board of Directors authorized a share repurchase program, involving the repurchase from time to time of our ordinary shares, in a sum not to exceed a total aggregate price of $2 million. The timing and exact number of shares purchased will be at the Company's discretion. The buyback of shares may occur in open market, negotiated or block transactions. We do not intend to purchase any shares from our management team or other insiders. This share repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time. There were no purchases in 2014 and as of the date of this Annual Report, there is no current intention to buy shares. As of December 31, 2014, $1.1 million remains of the $2 million authorized for the share repurchase program.

In March 2015, a $15 million bond was posted with the United States Court of Appeals in connection with the Company's appeal in the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings" below). The bond was secured by guarantee from Bank Mizrahi in respect of which the Company was required to place $7.9 million in a restricted deposit. In addition, this guarantee is secured by a lien that was previously placed on the Company’s facility in Israel, in accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi. If the Court judgment from February 9, 2015 in favor of Rudolph is not overturned, the Company will be required to pay damages of $14.5 million plus future interest on this amount, which would have an adverse effect on our capital resources. If we are required to pay this amount, we may be required to seek additional credit facilities or debt or equity financing to support the growth of our business.

Although the bond was posted for an undetermined period of time and will impact our liquidity, we anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements for at least the next 12 months. If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in "We have incurred major losses in past years and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems" under "Risk Factors" above).

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2014, 2013 and 2012 totaled $6.0 million, $4.7 million and $4.0 million, respectively.

During the year ended December 31, 2014, cash provided by operating activities was primarily due to net income of $3.3 million, a decrease in trade accounts receivable of $5.2 million and an increase in trade accounts payable of $1.7 million, partially offset by an increase in inventory of $5.9 million.

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

Cash flow from investing activities

Cash flow used in investing activities in 2014 was $3.3 million, primarily due to investment in short term deposits. Cash flow used in investing activities in 2013 was $0.8 million, primarily due to the investment of $2.0 million in fixed and intangible assets offset by $1.2 million released from short term deposits. Cash flow used in investing activities in 2012 was $6.0 million, primarily due to investment in short term deposits and fixed assets.

Our capital expenditures in 2014 were used primarily for investment in electronic equipment and for the maintenance of our facilities in Israel and China. Our capital expenditures in 2013 were used primarily for investment in the implementation of an ERP system and investment in electronic equipment and for the maintenance of our facilities in Israel and China.

Cash flow from financing activities

Cash flow used in financing activities in the year ended December 31, 2014 was $0.3 million, mainly due to the repayment of contingent liability and payment to the OCS, offset by proceeds from exercise of share options.

Cash flow used in financing activities in the year ended December 31, 2013 was $6.0 million, mainly due to the repayment of long term and short term loans offset by income from share issuances of $1.2 million.

Cash flow used in financing activities in the year ended December 31, 2012 was $1.2 million, mainly due to the repayment of long term loans offset by an increase of bank loans received.

Effective Corporate Tax Rate

Camtek's production facility in Israel has been granted "Approved Enterprise" status under the Investment Law (as defined in Item 10 below). We participate in the Alternative Benefits Program and, accordingly, income from our Approved Enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the Approved Enterprise first generates taxable income due to the fact that we operate in Zone "A" in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise"; such criteria generally require that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

Camtek has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period which ended in 2014. In addition Camtek has elected 2010 as the year of election for a period ending 2021 (collectively, "Programs"). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2016

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011. For more information, see Item 10 – "Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959."

Out of Camtek's retained earnings as of December 31, 2014 approximately $18.4 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $9.8 million are tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2014, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $4.6 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $2.5 million. These amounts would be recorded as an income tax expense in the period in which we would declare the dividend.

We intend to indefinitely reinvest the amount of our tax-exempt income and not distribute any amounts of our undistributed tax-exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to our Approved and Beneficiary Enterprise Programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the law and the regulations published there under as well as the criteria set forth in the approval for the specific investments in Approved Enterprises. In the event of failure to meet such requirements in the future, income attributable to our Programs could be subject to the statutory Israeli corporate tax rates and we could be required to refund a portion of the tax benefits already received, with respect to such Programs. Our management believes that we have met the aforementioned conditions.

Inflation and Foreign Currency Fluctuation

The currency of the primary economic environment in which our operations are conducted is the U.S. Dollar. Most of our revenues are derived in U.S. Dollars. The prices of part of our materials and components are purchased in U.S. Dollars. Most of our marketing expenses are also denominated in U.S. Dollars. Our product prices in most countries except in Europe, Japan and part of our revenues from products in China, are denominated in U.S. Dollars . However, most of our service income is denominated in local currency. Due to the fact that our financial results are reported in U.S. Dollars , in Europe, Japan or China, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will decrease and negatively affect our revenues and income. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As most of our revenues are denominated in U.S. Dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a significant portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in U.S. Dollars, will increase to the extent of any appreciation of the NIS in relation to the dollar and have an effect on our net income. In 2014 we experienced depreciation of the NIS in relation to the dollar which decreased our costs expressed in U.S. Dollars mainly due to personnel, subcontractors, materials and facility-related costs. In 2013 we experienced appreciation of the NIS in relation to the U.S. Dollar which increased our costs expressed in U.S. Dollars mainly due to personnel, subcontractors, materials and facility-related costs. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the CNY/U.S. Dollar exchange rate may affect our revenues and level of expenses. In order to secure part of the risk, we engage from time to time in hedging transactions.

 In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

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

Our research and development efforts are primarily focused on:

•	Increasing the throughput and resolution of our Gryphon System ;

•	increasing the throughput of our AOI systems;

•	improving our defect detection capabilities;

•	reducing the number of false alarms while simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	providing unique technological solutions to our customers; and

•	adding capabilities to expand our market segments.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2014, we had 91 employees engaged in research and development, almost all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $14.4 million, $14.4 million and $12.9 million for the years ended December 31, 2014, 2013 and 2012, respectively, representing 16%, 17% and 15% of the total revenues for the years then ended.

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

We have 80 patents pending worldwide and 12 U.S. provisional applications.  In addition, we have 98 registered patents in the following countries: the United States (42), Israel (8), Europe (2), Korea (4), Japan (5), Singapore (3), China (15) and Taiwan (19). These patents relate to our proprietary technology and know-how developed for AOI tools in the semiconductor fabrication and printed circuit boards industries and for functional digital printing tools for the printed circuit boards and HDI substrates industries. We also have 10 registered trademarks in Israel.

D.	Trend Information

The semiconductor fabrication industry as well as the printed circuit board industry are cyclical and highly influenced by weakness or uncertainties in global economic conditions. 2013 was a volatile year which was characterized by a relatively slow pace of business moderately improving towards the second half of 2013. The trend of improvement continued during 2014 which was characterized by general improvement in the Semiconductor industry and increased capital expenditures spending of the major manufacturers and OSATs. One of the key drivers for this trend was emerging new technologies such as advanced packaging.  Although global economic uncertainties are still evident we believe that this positive momentum will continue into 2015 as well. For specific trend information regarding each of the markets in which we operate see Item 4.B "Our Markets" above.

Following the successful completion of a beta testing phase at two beta sites in 2014, the first generation of the Gryphon System has moved to commercial phase. We believe that the commercialization of our Gryphon System may have a significant potential effect on our business; see also "We may face challenges in the process of commercialization and market penetration of the Gryphon System, which could have a material adverse effect on our operating results and plans to further expand our business" under "Risk Factors" above.

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

As of December 31, 2014, minimum future rental payments under such non-cancelable operating leases were approximately $2.8 million.

F.	Contractual Obligations and Other Commercial Commitments.

As of December 31, 2014, we had contractual obligations and commercial commitments of:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contingent consideration in respect of business combinations	1,900	1,900	-	-	-
Purchase obligations (1)	9,972	9,972	-	-	-
OCS	4,378	228	594	797	2,759
Severance obligation	860	-	-	-	860
Other long-term obligations (2)	2,791	1,558	1,233	-	-
Total	19,901	13,658	1,827	797	3,619

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.
(2)
In 2013, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2014, the minimum future rental payments (including future vehicle rental of our subsidiaries) were approximately $1.1 million.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2014, minimum future rental payments under these leases amounted to $1.7 million.

Item 6.	Directors, Senior Management and Key Employees

A.	Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this Annual Report. The address of our directors and executive officers is c/o Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel.

Name	Age	Title
Rafi Amit	66	Chairman of the Board of Directors Chairman of the Board of Directors and
Yotam Stern	62	Director
Gabi Heller*	50	Director
Rafi Koriat*	68	Director
Eran Bendoly	50	Director
Moshe Eisenberg	48	Vice President – Chief Financial Officer
Ramy Langer	61	Vice President – Semiconductors
Amir Tzhori	47	Vice President – PCB Manager and President of Camtek China
Dr. Boaz Nitzan	50	Vice President – FIT
Moshe Grencel	61	Vice President – Operations

*External directors (as such term is defined under Israeli Companies Law)

Rafi Amit has served as our Active Chairman of the Board of Directors since August 2010. As of January 2014, Mr. Amit was nominated in his capacity as Active Chairman to retain responsibilities previously held by our outgoing Chief Executive Officer, Mr. Roy Porat, in accordance with shareholder approval received on March 27, 2014. Mr. Amit previously served as our Chief Executive Officer from January 1998 until August 2010 and has served as Chairman of the Board of Directors since from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board of Directors since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy (see Item 6 B "Compensation – Employment Agreements"). From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985. As of November, 2012 Mr. Stern also serves as Chief Executive Officer of P.C.B Technologies Ltd., our affiliate which is also controlled by Priortech. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Gabi Heller has served on our Board of Directors since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd., an investment company holding two technology incubators. From 1994 until 2010 Ms. Heller served as the Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE.  Ms. Heller currently serves on the Boards of Directors of Kerur Holdings Ltd and Elco Holdings Ltd, both traded on TASE, and on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Counsel. From 2004 until 2007 she served on the Board of Directors of Electra Consumer Products Ltd. From 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech, and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

Rafi Koriat has served on our Board of Directors since September 2006 and is the Chairman of our Audit Committee and Compensation Committee. Mr. Koriat has extensive experience as Chief Executive Officer and Board member in the fields of semiconductor assembly and processing equipment, optical network components, nanotechnology and Co-Chairman of NanoIsrael International Conference. Prior to his present position as founder and Chief Executive Officer of Korel Business Ltd., which specializes in strategic management and positioning of high tech companies and management, Mr. Koriat was Chief Executive Officer of Lambda Crossing Ltd. engaged in the development and manufacturing of optical components for the networks (2001-2006), and Founder and Chief Executive Officer of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are engaged in the development and manufacturing of advanced front-end semiconductor capital equipment (1992-2001). Previously, Mr. Koriat worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. mostly at the headquarters in the United States and earlier in Israel and held executive positions including Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), all three under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology and a M.Sc. from Drexel University in Philadelphia, Pennsylvania and has completed an Executive Management Program at Stanford University.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Oliben Ltd., a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

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

Ramy Langer has served as our Vice President - Semiconductors Division since February 2014. From 2007 until 2012, Mr. Langer served as the Chief Executive Officer (and co-founder) of Infinite Memory Ltd., a fab-less developer of products based on Saifun Semiconductors Ltd.’s technology. From 2005 until 2007, Mr. Langer served as Vice President- Business Development of Saifun, where he marketed non-volatile memory IP. From 2002 until 2005 Mr. Langer served as Managing Director of Infineon Flash, a fab-less developer of products based on Saifun’s technology using Infineon DRAM process. From 1999-2002 Mr. Langer served as Vice President- Marketing & Sales of Tower Semiconductors Ltd., manufacturer of integrated circuits. Prior to that, Mr. Langer held various executive positions at Kulicke and Soffa Industries, Inc., a leading global semiconductor assembly equipment manufacturer. Mr. Langer holds a B.Sc. in Electronic Engineering from the Technion – Israel Institute of Technology and a M.Sc. in Electronic Engineering from Drexel University, Philadelphia.

Amir Tzhori has served as our corporate Vice President - PCB (AOI) Manager and President of Camtek China since December 2010. From July 2008 to July 2010, Mr. Tzhori served as President of Camtek Imaging Technology (CIT), one of our subsidiaries in China. From July 2005 until July 2008 Mr. Tzhori served as Vice President Operations and COO of Camtek Hong Kong. Previously Mr. Tzhori served as Marketing Manager for Applied Materials and held several managerial positions for Camtek USA. Mr. Tzhori holds a B.Sc. in Mechanical Engineering from Tel-Aviv University and an MBA from Kellogg Northwestern University and Tel Aviv University.

Dr. Boaz Nitzan has served as our Vice President FIT Division since September 2012. Prior to joining Camtek, Dr. Nitzan held several executive positions, leading cross-functional research and development of novel technology products. From January 2010 to August 2012, Dr. Nitzan served as Chief Executive Officer at AMS Technologies and as Vice President of R&D and Production at BPT - Bio Pure Technology.  From 2006 to 2009, Dr. Nitzan served as Vice President R&D at Power Paper Ltd. Between the years 1999 to 2005, Dr. Nitzan held several R&D managerial positions in the digital printing industry (Scitex, Aprion Digital and Scitex Vision).  Dr. Nitzan holds a Ph.D. in Physical Chemistry from Bar-Ilan University.

Moshe Grencel has served as our Vice President Operations since January 2007. From 2004 until 2006 Mr. Grencel served as the Executive Vice President of Supply Chain of Delta Galil, a leading company in the textile industry. From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer.  From 1983 until 2000, Mr. Grencel held various executive positions at Elscint Ltd., a medical diagnostic equipment manufacturer. Mr. Grencel holds a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

B.	Compensation

Compensation of Executive Officers and Directors

The aggregate remuneration paid by us for the year ended December 31, 2014 to all persons listed in Section A above (Directors and Senior Management), in addition to Mr. Roy Porat, who was our Chief Executive Officer, Mrs. Ayelet Peled, who was our Vice President Human Resources and Mr. Moshe Baruch, who was our Vice President Research and Development, was approximately $2.6 million, which includes $0.2 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

The table below presents the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Name and Principal Position(1)	Salary Cost (USD) (2)	Bonus (3)	Equity-Based Compensation (4)(5)		Other (6)	Total
Amir Tzhori	208,131	64,856	43,848	(11,508)	230,397	514,892
Aharon Sela	170,000	64,595	24,882	(4,800)	120,000	359,395
Rafi Amit	237,474	0	0	(10,835)	102,755	351,063
Moshe Eisenberg	263,605	40,474	45,588	(24,236)	0	328,315
Moshe Grencel	239,273	35,953	41,412	(7,555)		282,781
Total	1,118,484	205,878	155,730	(58,934)	453,152	1,836,446

(1)	All Covered Executives are employed on a full-time (100%) basis, except for Mr. Amit who dedicates 75% of his time to his role as our Active Chairman.
(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payment, contributions and/or allocations for saving funds (e.g. Managers' Life Insurance Policy), education funds (referred to in Hebrew as "Keren Hishtalmut"), pension, severance, risk insurances (e.g. life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurance and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company's policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in the respective resolutions of the Company's Compensation Committee and Board of Directors.
(4)	Represents the fair value on the grant date of equity based compensation actually granted during the year ended December 31, 2014
(5)
Bracketed numbers represent the equity based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2014 for each Covered Executive, based on the options' fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

(6)
Includes relocation expenses which may consist of, to the extent applicable to the Covered Executive: housing, schooling, car, medical insurance and travel expenses for the Covered Executive and family members residing with such Covered Executive abroad.

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

Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, who is currently our Chief Executive Officer and Chairman of the Board of Directors. The agreement has a two-year term, which is automatically renewed at the end of every two years thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit’s employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, is our sole property. As of August 2010 Mr. Amit has been serving as our Active Chairman on a 75% basis, and while fulfilling this role he is responsible for strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company. As of January 6, 2014, following the decision of Mr. Roy Porat, our former Chief Executive Officer, to step down from his position and upon the conclusion of a limited transition period and receipt of shareholder approval in March 2014, all responsibilities previously held by Mr. Porat were delegated to Mr. Amit in his capacity as our Active Chairman of the Board, without any further amendment of his terms of employment. The employment agreement of Mr. Amit may be terminated by either party at any time, or not renewed at the end of any successive two-year extension of its term, by written notice of termination or non-renewal delivered to the other party six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

C.	Board Practices

Composition of the Board of Directors

Our Articles of Association (our "Articles") provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of five directors.

Directors, other than external directors, are elected by a resolution of the shareholders at the annual general meeting and serve until the conclusion of the next annual general meeting of the shareholders. Directors may be removed at any time by a resolution of the shareholders. Since directors may be elected and removed by a majority vote, Priortech, which holds a majority of our voting shares, has the power to elect all of our directors, subject to the restrictions placed on the election of external directors as described below. The Chief Executive Officer is generally appointed by our Board of Directors, but as Mr. Amit also holds the position of our Chairman of the Board, his appointment as Chief Executive Officer requires shareholder approval. Each of the other officers is appointed by the Chief Executive Officer.

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

Messrs. Rafi Amit, Yotam Stern and Eran Bendoly were re-appointed at our 2014 annual general meeting of shareholders following their recommendation by the Company's independent directors in accordance with the rules of the Nasdaq Global Market ("Nasdaq Rules") and are each serving an approximately one-year term, which is due to expire at our 2015 annual general meeting of shareholders. As Mr. Eran Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination. Our external directors, Messrs. Gabi Heller and Rafi Koriat were reappointed at our 2012 annual general meeting of shareholders for a further three-year-term, which is due to expire on September 2015. Both had already served two consecutive three-year terms which expired in September 2009 and September 2012, respectively.

None of the members of our Board of Directors, except Mr. Rafi Amit, is a party to a service contract with us which would provide him or her with benefits upon termination of employment.

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

Qualification. To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder. In general, the term "affiliation" includes: an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder; The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief business manager, a vice general manager, deputy general manager and any officer that reports directly to the chief executive officer or any other person fulfilling any of the foregoing positions (even if such person’s title is different).

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

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated thereunder, (1) each external director must have either "accounting and financial expertise" or "professional qualifications" and (2) at least one of the external directors must have "accounting and financial expertise". A director with "accounting and financial expertise" is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with "professional qualifications" is a person who meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

Remuneration of Directors

Directors remuneration requires the approval of the compensation committee, the board of directors and the shareholders (in that order). However, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors, the compensation committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the regulations.

According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the "Remuneration Regulations"), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the compensation committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the company’s level, respectively. However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations. We pay our external directors a fixed annual fee, a fixed participation fee and reimbursement of expenses. In addition, we have granted our external directors options to purchase the Company’s shares.

Additionally, according to other regulations promulgated under the Companies Law with respect to relief in approval of certain related party transactions (the "Relief Regulations"), shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from shareholders’ approval requirement, such objection to be submitted to the company in writing not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

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

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Similarly, the compensation payable to a company’s office holder must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation committee, comprised solely of independent directors, was delegated to conduct these functions with respect to the Chief Executive Officer and other executive officers; for more details see in Compensation Committee below.

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

Those who are not entitled to be members, shall not attend audit committee's meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter. Nevertheless an employee who is not a controlling shareholder or a relative thereof,  may be present at the discussion but not in the decision taking, if the committee so requests and the legal counsel and secretary, not being controlling shareholders or relatives thereof may, pursuant to the Audit Committee's request, be present during the discussion and decision making.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members are independent directors and at least one of them is an external director.

Ms. Gabi Heller and Mr. Rafi Koriat serve as our two external directors and meet the independence criteria defined in the Companies Law. Mr. Koriat is the chairman of our audit committee.

Compensation Committee

According to an amendment to the Israeli Companies Law entered into effect in December 2012 ("Amendment 20"), the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements, as described above.

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

In addition, amendment of existing terms of office and employment of office holders who are not directors requires the approval of the compensation committee only if the compensation committee determines that the amendment is not material.

The terms of office and employment of directors, the chief executive officer or controlling shareholders (or a relative thereof),  regardless of whether such terms conform to the company's compensation policy or not - should be approved by the compensation committee, the board of directors and the shareholders, by a special majority (except for approval of terms of office and employment of directors, which are consistent with the company's compensation policy, and require approval by a regular majority). Such special majority should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company. Such shareholder approval by a special majority will also be required with respect to determining the terms of office and employment of a director or the chief executive officer during the transition period until the Company adopts a compensation policy. Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the chief executive officer, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

The attendance and participation in the meetings of the compensation committee is limited, similarly to the limitations on attendance and participation in meetings of the audit committee. The quorum for discussions and decisions shall be the majority of the members.

Shortly after Amendment 20 came into effect, we re-appointed Ms. Heller and Messrs. Koriat and Bendoly (who were members of our former compensation committee) as compensation committee members in accordance with the provisions stipulated in Amendment 20.

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

Our Compensation Policy is designed to balance between the importance of incentivizing office holders to reach personal targets and the need to assure that the overall compensation meets our Company's long-term strategic performance and financial objectives. The Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Policy is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level business performance in the long term, without encouraging excessive risk taking.

The compensation policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee and by a majority our shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board, and must be re-approved or amended by the board of directors and the shareholders at least every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy for office holders was approved by our shareholders at the special general meeting of shareholders, held on October 14, 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors, and took effect thereafter. On November 12, 2014, an amendment to our Compensation Policy increasing the maximum yearly equity value which may be granted to any of our office holders including our Chief Executive Officer, was approved by our shareholders at the annual general meeting of shareholders, following the favorable recommendation of the compensation committee and approval by the Board of Directors, and took effect thereafter.

Approval of Certain Transactions with Related Parties

The Companies Law requires the approval of the audit committee or the compensation committee, thereafter the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions, such as the following:

•	transactions with office holders and third parties - where an office holder has a personal interest in the transaction;

•	employment terms of office holders who are not directors, and employment terms of directors (and terms of engagement with a director in other roles); and

•
extraordinary transactions with controlling parties, and extraordinary transactions with a third party -where a controlling party has a personal interest in the transaction, or any transaction with the controlling shareholder or his relative regarding terms of service - provided directly or indirectly (including through a company controlled by the controlling shareholder) - and terms of employment (for a controlling shareholder who is not an office holder). A "relative" is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing.

Such extraordinary transactions with controlling shareholders require the approval of the audit committee, or the compensation committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

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

A "controlling shareholder" is defined in the Securities Law and in the Companies Law for purposes of the provisions governing related party transactions as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder.

Compensation committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder of the company; see below under "Insurance, Indemnification and Exemption".

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

Each person listed in the table under "Directors and Senior Management" above is considered an office holder under the Companies Law (for definition of "office holder" under the Companies Law see in "External directors" above).

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

Insurance, Indemnification and Exemption

Pursuant to the Companies Law and the Securities Law, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law (for further details regarding such amendments see in "Administrative Enforcement" below) or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

Our Articles allow the Company to indemnify and insure its office holders to the full extent permitted by law.

Office Holders' Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions), provided that the Articles allow it to do so. Our Articles allow us to exempt our office holders to the fullest extent permitted by law.

Office Holders’ Insurance

Our Articles provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders imposed on the office holder in respect of an act performed by him or her in his or her capacity as an office holder for, in respect of each of the following:

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

Office Holder's Indemnification

Our Articles provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify any of our office holders in respect of an obligation or expense specified below, imposed on or incurred by the office holder in respect of an act performed in his capacity as an office holder, as follows:

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

In addition, under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, with respect to an office holder who is a director, also by our shareholders. However, according to the Relief Regulations, shareholders’ approval for the procurement of directors’ insurance is not required if the insurance policy is approved by our compensation committee and (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from the shareholders’ approval requirement, such objection to be submitted to the company in writing not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

The Company’s indemnification letters, granted to each of the Company's present and future office holders, cover exemption from, indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors' and officers' liability insurance for the benefit of our office holders which includes directors. This policy was approved by our compensation committee and board of directors on June 8, 2014, after confirming that its terms are within the framework set forth under our compensation policy, and do not have a substantial effect on the Company’s profitability, assets or obligations.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure to be used by the Israeli Securities Authority, or ISA, to enhance the efficacy of enforcement in the securities market in Israel. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law. Furthermore, the Securities Law requires that the Chief Executive Officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The Chief Executive Officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

Under the Securities Law, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law. Our Articles and letters of indemnification  permit, among others, insurance and/or indemnification as contemplated under the Securities Law (see in "Insurance, Indemnification and Exemption" above).

D.	Employees

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2014	2013	2012
Executive management	10	10	13
Research and development	89	84	87
Sales support	159	170	169
Sales and marketing	48	37	41
Administration	66	70	70
Operations	98	109	104
Total	470	480	484

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2014	2013	2012
China (including Hong Kong)	192	190	183
Taiwan	39	33	32
Japan	5	8	8
Other Asia	30	34	31
Europe	3	3	4
North America	19	20	19
Israel	182	192	207
Total	470	480	484

The decrease in our workforce is mainly related to the reorganization of the Sela division.

With respect to our Israeli employees, we have no collective bargaining agreements with our employees. However, by administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment, are applicable to our employees. In accordance with these provisions, the salaries of our Israeli employees are partially indexed to the cost of living expenses in Israel, depending on its applicable rate of increase.

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 30,594,522 ordinary shares outstanding as of March 13, 2015.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	16,919,739	55.48%
Rafi Amit(2)	16,994,299	55.73%
Yotam Stern(3)	17,057,939	55.94%
Gabi Heller(4)	5,000	0.02%
Rafi Koriat(4)	5,000	0.02%
Eran Bendoly(4)	240	-
Moshe Eisenberg(4)	38,123	0.13%
Ramy Langer(4)	0	-
Amir Tzhori(4)	25,000	0.08%
Dr. Boaz Nitzan(4)	19,668	0.06%
Moshe Grencel(4)	45,000	0.15%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of March 13 , 2015, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of _March 13 , 2015, 248,500.

(2)
Mr. Amit directly owns ,24,560 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Holding less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of March  13, 2014) and have therefore not been listed separately.

Option Plans and Restricted Share Unit Plan

General

We currently maintain two active share option plans and one restricted share unit plan.

           The purpose of our option plans and restricted share unit plan is to afford an incentive to our officers, directors, employees and consultants and those of our subsidiaries, to acquire a proprietary interest in us, to increase their efforts on our behalf and to promote the success of our business.

Option Plans

General. As of December 31, 2014, there were 833,799 outstanding options to acquire our ordinary shares pursuant to our 2003 Share Option Plan at a weighted average exercise price of $3.34, exercisable at various dates through 2022. As of December 31, 2014 there were no outstanding options to acquire any of our ordinary shares under the 2014 Share Option Plan. Future options to be granted by us to our employees, officers, directors and consultants or those of our affiliates will only be made pursuant to the 2014 Share Option Plan.

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

The Share Option Plans. In October 2003, we adopted our 2003 Share Option Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation. The total number of options that may be granted under the 2003 Share Option Plan is 1,598,800 options. On December 30, 2013, our Board of Directors elected to further extend the period of our 2003 Share Option Plan until June 30, 2014. In October 2014, we adopted our 2014 Share Option Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation which replaced our 2003 Share Option Plan. The total number of options that may be granted under the 2014 Share Option Plan is 3,000,000 options.

 In 2014 we granted 296,000 share options under the 2003 Share Option Plan to officers and employees at a weighted average exercise price of $3.53. As of December 31, 2014, no options were granted under the 2014 Share Option Plan.

As of December 31, 2014, under the 2003 Share Option Plan there were options exercisable and vested for 423,291 ordinary shares (out of the total outstanding options of  833,799) at a weighted average exercise price of $3.56 per share, and unvested options exercisable for 410,508 ordinary shares at a weighted average exercise price of $3.12.

Restricted Share Unit Plan

In August 2007, the Company approved the 2007 Restricted Share Unit Plan (the "RSU Plan"), for the grant of restricted share units, each of which imparts the right to an ordinary share of the Company, to selected employees, officers, directors and consultants of the Company. The RSU Plan is being administered by our Board of Directors.

No restricted share units ("RSUs") were granted in 2014, 2013 and 2012.

The total number of RSUs which can be granted pursuant to the RSU Plan is 1,500,000, out of which 670,129 are available for grant as of the date of this Annual Report.

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

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 13, 2015, as to each person or entity who beneficially owns more than 5.0% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 30,494,522 ordinary shares outstanding as of March 13, 2015.

	Beneficial Ownership
	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	16,919,739	55.48%

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

Ordinary Course Transactions and Activities with Priortech's Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech's affiliates. Among others, we purchase bare printed circuit boards and assembled printed circuit boards from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms are comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $297,000, $347,000 and $142,000 in 2014, 2013 and 2012, respectively. In addition, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech's subsidiary in Israel and us bear interest at 5.5%. As of December 31, 2014, the remaining balance Priortech's affiliates owed us under transactions made in the ordinary course of business with them was $101,000. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

On December 30, 2004, the Registration Rights Agreement with Priortech was amended. The amendment concerns primarily the grant of unlimited shelf registration rights there under to Priortech with respect to its holdings in us, and the assignability of those shelf registration rights to its transferees.

Employment Agreement with Mr. Rafi Amit

For a description of the employment agreement with our Active Chairman of the Board and Chief Executive Officer, Mr. Rafi Amit, see above in Item 6 B "Compensation – Employment Agreements".

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.                              Financial Information.

A.	Consolidated Statements and Other Financial Information.

Please see the consolidated financial statements listed in Item 18 for audited consolidated financial statements prepared in accordance with this Item.

Legal Proceedings

Litigation with Rudolph Technologies Inc.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (the "Court") by one of the Company’s competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter "Rudolph", after August Technology’s acquisition by Rudolph).  This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (the "’298 Patent") and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Court also issued an injunction (the "Injunction") prohibiting future sales and marketing of the Falcon product in the United States. On January 7, 2011, the Court found that Rudolph was entitled to an additional supplemental award of $645,946 in damages for Falcon sales which occurred after the time period considered by the jury.

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Court had erred in its instructions to the jury regarding the construction/meaning of a material claim term in the asserted ’298 Patent and vacated the finding of infringement, the damages award, and the Injunction. The Court of Appeals remanded the case to the Court for a limited trial based on a corrected claim construction. On February 9, 2015 a judgment in favor of Rudolph was entered in this action, awarding Rudolph the previously awarded damages of approximately $7.4 million, plus interest, together amounting to approximately $14.5 million, and also entering the Injunction.

The Company has filed its Notice of Appeal of the Court’s judgment to the United States Court of Appeals for the Federal Circuit. On March 11, 2015, the Company also posted a $15 million bond with the Court to stay collection of the judgment pending resolution of the appeal. The bond was secured by a guarantee from Bank Mizrahi in respect of which the Company was required to place $7.9 million in a restricted deposit. In addition, this guarantee is secured by a lien that was previously placed on the Company’s facility in Israel, in accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi.

Although it is difficult to predict the eventual outcome of this patent infringement case, the Company believes that it has a strong legal position, and intends to continue to vigorously defend itself. The total range of loss for this case is between $0 and $14.5 million (excluding future interest and legal fees), with respect to which the Company has not recorded any accruals.

On March 9, 2011, in conjunction with the ’298 Patent infringement case, Rudolph filed a motion for contempt seeking approximately $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction due to certain post-verdict sales of Falcon systems. On March 26, 2012, the Court issued an Order adopting the Magistrate Judge’s Report and Recommendation issued August 11, 2011, on contempt and sanctions in a sum of $1,291,892. The Magistrate Judge also awarded Rudolph $70,626.36 in attorney fees. The Court held that some of the Company’s communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia were prohibited by the Injunction that was then in place (as mentioned above, the Injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). On April 10, 2012, Chief Judge Davis excused himself stating that he could no longer be “fair and impartial.”  On April 17, 2012, the Company filed a Rule 60 motion requesting that the contempt judgment be set aside for lack of due process. The replacement District Judge reduced the amount of sanctions award by half. The new judge denied the Company’s request for a jury trial on contempt and sanctions. The Company appealed the sanctions award and submitted its opening appeal brief on November 30, 2012. On November 18, 2013, the Court of Appeals issued an opinion finding that the underlying contempt and sanctions findings were not final, appealable orders until after the resolution of the retrial of infringement of the ’298 Patent infringement case in the Minnesota District Court. The Company deposited $729,298 with the Court as a bond while the appeal was pending. On February 9, 2015, the District Court overturned the contempt findings and accordingly vacated the previously awarded sanctions in the amount of $645,946.  The Company has requested return of the deposited funds.

On December 27, 2011, Rudolph filed, but did not serve, a complaint in the District Court charging the Company with infringement of Rudolph’s U.S. Patent 7,779,528 (the "’528 Patent") relating to semiconductor wafer inspection technology similar to that described in the Patent.  On January 19, 2012, the Company filed a reexamination request with the U.S Patent and Trademark Office (the "PTO") seeking reexamination of the ’528 Patent. The PTO granted the reexamination request and preliminarily found that 18 claims were invalid. This PTO decision is not final and could change. On April 13, 2012, Rudolph agreed to stay the case until the completion of the reexamination. The District Court agreed to stay the case for 90 days at a time. The parties must reapply at the end of each stay period for a further stay. The case remains stayed at present. As Rudolph did not demand a specific dollar amount (but an accounting for damages and an injunction against infringing activity), the Company is unable to estimate the possible range of loss in this case and the effect on the Company’s activities and results of operation, if any. The Company denies infringement and believes the claims of the ’528 Patent are invalid.

On March 12, 2015, Rudolph filed, but did not serve, a new lawsuit against the Company in the District Court alleging that the Eagle product infringes the ’298 Patent in the United States. The lawsuit does not demand a specific dollar amount but rather asks for an accounting for damages and for a preliminary and permanent injunction against infringing activity. The Company believes that the Eagle does not infringe the '298 patent and intends to defend itself from the allegations in this claim.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2009:	2.80	0.24	2.56	0.25
Fiscal Year Ended December 31, 2010:	3.60	2.06	3.30	2.21
Fiscal Year Ended December 31, 2011:	4.61	1.71	4.65	1.68
Fiscal Year Ended December 31, 2012:	2.84	1.37	2.77	1.35
2013:
First Quarter	1.77	1.37	1.75	1.34
Second Quarter	2.44	1.41	2.40	1.40
Third Quarter	2.40	1.63	2.40	1.64
Fourth Quarter	5.45	1.68	5.75	1.67
Fiscal Year Ended December 31, 2013:	5.45	1.37	5.75	1.34
2014:
First Quarter	5.64	3.60	5.40	3.52
Second Quarter	3.77	3.02	3.80	3.03
Third Quarter	4.40	3.16	5.02	3.20
Fourth Quarter	3.98	2.80	3.95	2.90
Fiscal Year Ended December 31, 2014:	5.64	2.80	5.40	2.90

Monthly Market Prices for the Most Recent Six Months:
September 2014	4.37	3.58	4.43	3.47
October 2014	3.98	3.33	3.95	3.30
November 2014	3.38	2.80	3.28	2.90
December 2014	3.19	2.96	3.14	2.91
January 2015	3.42	3.00	3.34	2.94
February 2015	3.30	2.94	3.34	2.99

1)
The closing prices of our ordinary shares on the TASE have been translated into U.S. Dollars, using the daily representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

B.	Plan of distribution.

Not applicable.

C.	Markets.

As noted above, the Company’s ordinary shares are traded on the Nasdaq Global Market under the symbol "CAMT". Since December 2005, our ordinary shares are also traded on the Tel-Aviv Stock Exchange and we are subject to certain parts of the Israeli legislation which applies to companies that are traded in dual listing.

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

Objectives and Purposes

Our Articles and Memorandum provide that our purpose is to engage in any legal business and may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 30,494,522 ordinary shares were outstanding and fully-paid as of December 31, 2014.

The ordinary shares do not have preemptive rights. The ownership and voting of our ordinary shares are not restricted in any way by our Articles, or by the laws of the State of Israel, except for shareholders who are citizens of countries in a state of war with Israel. Under the Israeli Companies Law, Israeli companies may purchase and hold their own shares, subject to the same conditions that apply to distribution of dividends (see "Dividend and Liquidation Rights" below). These shares do not confer any rights whatsoever for as long as they are held by us. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares, and these shares do not confer any voting rights for as long as they are held by the subsidiary.

Directors

Our Articles provide that our Board of Directors shall consist of not less than five not more than ten directors, including the external directors. Currently, our board consists of five directors. A director is required to vacate his or her office: upon death, resignation, removal by a resolution of the General Meeting or if he or she is found to be non compos mentis or has been declared bankrupt (or if a legal entity, has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto).

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

In accordance with the Israeli Companies Law, the approval of a majority of the non-interested members of our audit committee or compensation committee (as applicable) and our board of directors, and, in certain circumstances our shareholders, is generally required in case of transactions between us and our directors or other office holders (or transactions benefiting our directors or other office holders). The Companies Law requires that an office holder of a company promptly disclose any personal interest, and all related material information and documents, that he or she (and in some, cases his or her spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing or any corporation in which the director or other office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) may hold in an existing or proposed transaction involving the company including all related material information known to him or her and any documents in their position, in connection with any such existing or proposed transaction (see item 6C - "Approval of Certain Transactions with Related Parties"; "Duties of Office Holders and Shareholders").

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

An annual meeting of the shareholders must be held every year, and such annual meeting must be not later than 15 months following the last annual meeting. A special meeting of the shareholders may be convened by the board of directors at its decision to do so or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 5% of the issued share capital and at least 1% of the voting rights in the Company; or (3) shareholders owning at least 5% of the voting rights in the Company. If the Board of Directors does not convene a meeting upon a valid demand of any of the above, then whoever made the demand, and in the case of shareholders, those shareholders holding more than half of the voting rights of the persons making the demand, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

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

In any shareholders’ meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our Board of Directors.

Most resolutions at a shareholders’ meeting may be passed by a majority of the voting power of the company represented at the shareholders’ meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders, the terms of office and employment of directors, the chief executive officer or controlling shareholders (except for approval of terms of office and employment of directors, which are consistent with the company's compensation policy, and require approval by a regular majority), approval for the chairman of the board to also serve as chief executive officer, approval of the Company's compensation policy, and any amendments thereto approval of a merger, or of a tender offer. See in Item 6 C above "Committees of the Board of Directors" and "Approval of Certain Transactions with Related Parties" and in "Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions under Israeli Law" below.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a "non-U.S. holder") and considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

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

Taxation of Distributions on the Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service ("IRS") has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at "Tax Consequences if We Are a Passive Foreign Investment Company". In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source "passive income" for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld if such U.S. holders itemize their deductions for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

The discussion above is subject to the discussion below entitled "Tax Consequences if We Are a Passive Foreign Investment Company".

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares (other than in certain nonrecognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are generally subject to a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. Dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax

Non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their "net investment income", which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

•      A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares are "marketable stock" (e.g., "regularly traded" on the NASDAQ Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current taxable year as ordinary income under the normal tax rules of the Code.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2014. We currently expect that we will not be a PFIC in 2015. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2015 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to "mark-to-market" the ordinary shares, or to become subject to the "excess distribution" regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders of Ordinary Shares

Except as described below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of ordinary shares will be subject to income tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in "specified foreign financial assets" (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our common shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  Holders should consult their own tax advisors regarding their tax reporting obligations.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. We recommend that you consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

General Corporate Tax Structure

The corporate tax rate applicable in 2014 and 2015 is 26.5%.

However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See below in "Tax Benefits under the Law for the Encouragement of Capital Investments, 1959".

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

The Company’s production facility has been granted "Approved Enterprise" status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years (or up to 14 years commencing in the year in which the company was granted "Approved Enterprise" status), commencing in the first year in which the Approved Enterprise first generates taxable income; this is due to the fact that the Company operates in Zone "A" in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise", such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2014. In addition Camtek has elected 2010 as the year of election for a period ending 2021 (collectively, "Programs"). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2016.

The Investment Law and the criteria for receiving an "Approved Enterprise" or "Beneficiary Enterprise" status may be amended from time to time and there is no assurance that we will be able to obtain additional benefits under the Investment Law.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011 (the "the December 2010 Amendment").  The December 2010 Amendment introduced a new status of "Preferred Enterprise," replacing the existing status of "Beneficiary Enterprise." Similarly to "Beneficiary Enterprise," a Preferred Enterprise is an industrial company meeting certain conditions, including deriving a minimum of 25% of its income from export activities. However, under the December 2010 Amendment, the requirement for a minimum investment in production assets in order to be eligible for the benefits granted under the Investments Law was cancelled. A Preferred Enterprise is entitled to a reduced flat tax rate with respect to preferred enterprise income at the following rates:

Tax Year	Development "Zone A"	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014 onwards	9%	16%	26.5%

In addition, the December 2010 Amendment introduced a new status of "Special Preferred Enterprise" which is an industrial company fulfilling certain additional conditions, including having a total preferred enterprise income of at least NIS 1.5 billion in a given tax year. The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5% if located in development "Zone A," or to 8% if located in other area within the State of Israel.

Dividends distributed from income which is attributed to "Preferred Enterprise" or "Special Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation at 0%;(ii) Israeli resident individual at 15% in 2013 and 20% in 2014; and (iii) non-Israeli resident at 15% in 2013 and 20% in 2014, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The December 2010 Amendment was also revised to allow financial assistance to companies located in development Zone A to be granted not only as a cash grant but also as a loan. The rates for grants and loans could be up to 20% of the amount of the approved investment.

The provisions of the December 2010 Amendment do not apply to companies currently having an "Approved Enterprise" or "Beneficiary Enterprise" status, which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the December 2010 Amendment, unless the company having the benefits of such status has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company's annual tax return for the respective year, to adopt the provisions of the December 2010 Amendment. Such election cannot be later rescinded. A company having the status of "Beneficiary Enterprise" or "Approved Enterprise" making such election by July 30, 2015 will be entitled to distribute income generated by the "Approved Enterprise," subject to withholding tax at source at the following rates: (i) Israeli resident corporations at 0%;(ii) Israeli resident individuals at 20%; and (iii) non-Israeli residents at 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

As of the December 31, 2014, the Company has not elected to apply the December 2010 Amendment.

Out of the Company's retained earnings as of December 31, 2014, approximately $18.4 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $9.8 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently at 25% according to the implementation of the Investment Law). According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2014, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4.6 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $2.5 million.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by the Research Committee of the Office of the Chief Scientist ("OCS") are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the programs. Once a project is approved, the OCS will award grants between 20-50% of the project’s approved budget, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the OCS. These royalties must be paid starting from commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

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

In 2009 we submitted a research and development plan to the OCS with respect to Printar’s research and development program, and received grants in the amount of $598,000 (as of the date of this Annual Report). We did not submit any additional R&D plans for 2012, 2013 and 2014. In addition, we participate in the programs which are based on the existing OCS approved projects of Printar and Sela, both acquired during 2009. Sela and Printar received government grants from the OCS for the financing of significant portion of their product development expenditures in previous years, before their acquisition by us. As of the date of this Annual Report, the amount of non-repaid grants received by Printar amounted to $6.0 million; all obligations with respect to the non-repaid grants to Sela, in the amount of $2.4 million (as of the date of the Sela Transaction) were assumed by the purchaser under the Sela Transaction.

In 2010, a dispute has arisen between us and the OCS in Israel with respect to an amount of approximately $770,000 regarding repayment of an increased amount of grants pertaining to certain of our products, the manufacturing and assembly of which has been moved to a foreign subsidiary. Based, among other matters, on the nature and/or quantities of products manufactured or assembled by our foreign subsidiary, and in conjunction with the opinion of our legal advisors, we believe that the probability that we will be required to pay this amount is less than 50%. Accordingly, no provision has been recorded in our financial statements in respect of this matter. (see also "The government grants we received for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel" " under "Risks relating to our Operations in Israel" above).

Net Operating Loss Carry forwards

As of December 31, 2014, the Company and its Israeli subsidiaries had a net operating loss, or NOL, of $59 million carry forward for Israeli tax purposes.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. An "Industrial enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Taxation of Non-Residents on Receipt of Dividends

Nonresidents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, or 30% if the dividend recipient is a significant Controlling Shareholder, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more than 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

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

Item 11.                  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates is not significant as we have no outstanding loans; see Item 5.B above – "Liquidity and Capital Resources".

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the U.S. U.S. Dollar, as most of our revenues are derived in U.S. Dollars, and the prices of part of our materials and components are purchased in U.S. Dollars. Also, most of our marketing expenses are denominated in U.S. Dollars or are U.S. Dollar linked, and our product prices in most countries, except in Europe, Japan and, as of 2011, part of our revenues from products in China, are denominated in U.S. Dollars. However, most of our service income is denominated in local currency. In Europe, Japan and China, if there is a significant devaluation in the local currency as compared to the U.S. Dollar, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As most of our revenues are denominated in U.S. Dollars, we believe that inflation and fluctuations in the NIS/U.S. Dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. An increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollar, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollar. In addition, most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the CNY/U.S. Dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. During 2014, the value of the U.S. Dollar strengthened against the NIS by 12.6%. In addition, during 2014, the value of the U.S. Dollar strengthened against the CNY by 0.5%.

The open hedging transactions as of December 31, 2014, are displayed in the following table:

	Sum of notional amount in U.S. Dollars (thousands)	Sum of fair market value in U.S. Dollars (thousands)

Options
Buy U.S. Dollars and Sell NIS (Put options)	4,250	13

Sell U.S. Dollars and Buy NIS (call options):	4,250	(102)

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2014, we had net assets of approximately $6.4 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $64 thousand or income for the same amount in case of increase or decrease in rates, respectively.

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

Our management, including our Active Chairman (and Chief Executive Officer) and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2014, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Active Chairman (and Chief Executive Officer) and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2014, our Active Chairman (and Chief Executive Officer) and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Active Chairman (and Chief Executive Officer) and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2014, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm. The Dodd–Frank Wall Street Reform and Consumer Protection Act that was signed into law on July 21, 2010, provides, among other things, an exemption to issuers that are neither "accelerated filers", nor "large accelerated filers" (as defined in Rule 12b–2 of the Exchange Act), from the requirement to include auditor attestation on the effectiveness of its internal controls over financial reporting, thus permitting us to provide only management's report in this Annual Report.

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

Item 16A.               Audit Committee Financial Expert.

Our Board of Directors has determined that each of Mr. Bendoly and Ms. Heller qualify as "audit committee financial experts" and "independent directors" for purposes of the Sarbanes-Oxley Act and the Nasdaq Rules.

Item 16B.               Code of Ethics.

We adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. A copy of the Code of Ethics, in its current version, is available on our website, www.Camtek.co.il. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our CFO at our corporate headquarters in Israel: Camtek Ltd., Ramat Gabriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel.

Item 16C.               Principal Accountant Fees and Services.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2014 and 2013:

Fee Category	For Services Rendered during 2014	For Services Rendered during 2013

Audit Fees (1)	$214,297	$227,429
Tax Fees (2)	$50,000	--

(1) Audit Fees:  Consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Tax Fees rendered by our auditor were for tax compliance and for tax consulting associated with international transfer pricing.

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

-
We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect.  Israeli law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10 B above "Additional Information" – "Voting, Shareholders' Meetings and Resolutions"). Our 2015 annual general meeting of shareholders should be held on or before December 31, 2015.

Item 16H.               Mine Safety Disclosure.

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

Camtek Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2014

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (“the Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel

March 18, 2015

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2014	2013
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	18,220	16,495
Short-term deposits		8,607	6,000
Trade accounts receivable, net	13B	22,341	27,048
Inventories	4	24,650	17,911
Due from affiliated companies	20	501	233
Other current assets	5	2,382	1,913
Deferred tax asset	19	858	938

Total current assets		77,559	70,538

Property, plant and equipment, net	6	13,025	14,481

Long-term inventory	4	1,476	2,225
Long-term restricted deposit	7	729	729
Deferred tax asset	19	891	975
Other assets	8	348	339
Intangible assets, net	9	928	1,008
Goodwill	9	1,555	1,555

		5,927	6,831

Total assets		96,511	91,850

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		9,490	7,753
Other current liabilities	10	16,279	15,585

Total current liabilities		25,769	23,338

Long-term liabilities
Liability for employee severance benefits	11	860	858
Other long-term liabilities	12	4,150	5,758
		5,010	6,616

Total liabilities		30,779	29,954

Commitments and contingencies	13

Shareholders’ equity	15
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2014 and 2013;
32,586,898 and 32,497,902 issued shares at December 31, 2014 and 2013, respectively;
30,494,522 and 30,405,526 shares outstanding at December 31, 2014 and 2013, respectively		134	134
Additional paid-in capital		63,465	62,966
Retained earnings		4,031	694
		67,630	63,794
Treasury stock, at cost (2,092,376 as of December 31, 2014 and 2013)		(1,898)	(1,898)

Total shareholders' equity		65,732	61,896

Total liabilities and shareholders' equity		96,511	91,850

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

		Year Ended December 31,
		2014	2013	2012
	Note	U.S. Dollars (In thousands, except per share data)
Revenues:
Sales of products		71,371	67,864	66,929
Service fees		16,942	17,541	17,618

Total revenues		88,313	85,405	84,547

Cost of revenues:
Cost of products sold		35,870	38,692	35,908
Cost of services		11,424	12,311	11,574

Total cost of revenues		47,294	51,003	47,482

Gross profit		41,019	34,402	37,065

Research and development costs		14,406	14,370	12,916
Selling, general and administrative expenses	18A	21,417	22,362	21,138
Reorganization and impairment	1B, 12	60	(3,466)	3,031

Total operating expenses		35,883	33,266	37,085

Operating income (loss)		5,136	1,136	(20)

Financial income (expenses), net	18B	(1,220)	(1,738)	233

Income (loss) before income taxes		3,916	(602)	213

Income tax (expense) benefit	19	(579)	609	(210)

Net income		3,337	7	3

Earnings per ordinary share:	16
Basic		0.11	0.00	0.00
Diluted		0.11	0.00	0.00
Weighted average number of ordinary shares outstanding:
Basic		30,464	30,040	29,849
Diluted		30,545	30,094	30,013

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
	Number of	U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(In thousands)	U.S. Dollars (In thousands)
Balances at
December 31, 2011	31,810,340	133	(2,092,376)	61,014	684	(1,898)	59,933

Exercise of share options and RSUs	178,969	*	-	*	-	-	-
share-based
compensation expense	-	-	-	401	-	-	401
Net income	-	-	-	-	3	-	3

Balances at
December 31, 2012	31,989,309	133	(2,092,376)	61,415	687	(1,898)	60,337

Exercise of share
options and RSUs	508,593	1	-	1,171	-	-	1,172
Share-based
compensation expense	-	-	-	380	-	-	380
Net income	-	-	-	-	7	-	7
Balances at
December 31, 2013	32,497,902	134	(2,092,376)	62,966	694	(1,898)	61,896

Exercise of share options	88,996	*	-	191	-	-	191
Share-based
compensation expense	-	-	-	308	-	-	308
Net income	-	-	-	-	3,337	-	3,337

Balances at
December 31, 2014	32,586,898	134	(2,092,376)	63,465	4,031	(1,898)	65,732

*   Less than $ 1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars (In thousands, except per share data)
Cash flows from operating activities:
Net income	3,337	7	3
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,171	2,587	2,125
Loss on disposal of fixed assets	-	867	-
Impairment losses	-	1,708	3,031
Deferred tax benefit	164	(1,439)	(232)
Share based compensation expense	308	380	401
Provision for bad debts, net	180	54	167
Revaluation of liabilities and interest expense
on liabilities to the OCS	522	(3,701)	(586)

Changes in operating assets and liabilities:
Trade accounts receivable, net	5,173	(3,827)	2,270
Inventories	(5,908)	5,454	34
Due from affiliated companies	(268)	158	(3)
Other assets	(478)	262	1,147
Trade accounts payable	1,737	143	837
Other current liabilities	(987)	1,852	(5,302)
Liability for employee severance benefits, net	2	148	58

Net cash provided by operating activities	5,953	4,653	3,950

Cash flows from investing activities:
Investment in long-term deposit	-	-	(729)
Payment of (investment in) short-term deposits	(2,607)	1,160	(3,060)
Purchase of fixed assets	(563)	(1,857)	(2,035)
Purchase of intangible assets	(154)	(142)	(222)

Net cash used in investing activities	(3,324)	(839)	(6,046)

Cash flows from financing activities:
Increase in bank loans	-	-	4,160
Repayment of contingent liability	(268)	(640)	(331)
Payment to OCS	(181)	(267)	(289)
Repayment of loans	-	(6,252)	(4,700)
Proceeds from exercise of share options and RSUs	191	1,172	-

Net cash used in financing activities	(258)	(5,987)	(1,160)

Effect of exchange rate changes on cash	(646)	(199)	(62)

Net (decrease) increase in cash and cash equivalents	1,725	(2,372)	(3,318)
Cash and cash equivalents at beginning of the year	16,495	18,867	22,185

Cash and cash equivalents at end of the year	18,220	16,495	18,867

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest paid	-	131	137

Income taxes	575	250	348

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is a majority owned (55.48%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are semiconductor fabrication and the production of printed circuit boards (PCB).

B.
In December 2013, the Company decided not to continue with the development of future models of its Xact product line which had been acquired as part of the acquisition of SELA – Semiconductor Engineering Laboratories Ltd. in 2009 (“SELA acquisition”). In December 2014, the Company entered into a buy-out arrangement to sell the remaining activities of the Sela division. The sale was completed in January 2015 and as part of this arrangement, Camtek will sell the Sela remaining systems in inventory, but will no longer continue to support the Sela customer base. Accordingly, during 2014 and 2013 the Company wrote off excess inventories, fixed assets, goodwill and adjusted its liabilities in respect to the SELA acquisition.

The impact of these decisions on the consolidated statement of income in the years ended December 31, 2014 and 2013 was as follows:

		Year ended	Year ended
		December 31,	December 31,
		2014	2013
		U.S. Dollars	U.S. Dollars
Account	Nature of impact	(in thousands)	(in thousands)

Cost of Revenues	Inventory write-off	205	3,052
Reorganization and	Impairment charge with respect
impairment	of technology, customer
	relationships and goodwill	-	1,656
Reorganization and	Revaluation of liabilities in
impairment	respect of SELA acquisition	(106)	(5,122)
Reorganization and	Other
impairment		166	854

		265	440

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

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

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, valuation of accounts receivable, inventories, goodwill, deferred tax assets, legal contingencies, contingent consideration and share based compensation among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount that management provides for certain contingent liabilities. The Company's assessments are therefore subject to estimates made by management and its legal counsel. Adverse revision in management estimates of the potential liability could materially impact the Company's financial condition, results of operations or liquidity.

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

The functional currency of the Company and its subsidiaries is the U.S. Dollar. Revenue generated by the Company and its subsidiaries is primarily generated outside of Israel and a majority thereof is received in U.S. Dollars. A significant portion of materials and components purchased and operating expenses incurred are either paid for in U.S. Dollars or in New Israeli Shekels (“NIS”).

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

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

H.	Property, plant and equipment

These assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Land	1%
Building	2%
Machinery and equipment	10% - 33%
Computer equipment and software	20%-33%
Office furniture and equipment	6% - 20%
Automobiles	15%

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

H.	Property, plant and equipment (cont’d)

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

The Company has set its annual impairment testing date at December 31. As of December 31, 2014, based on the Company’s annual impairment test, no impairment charge was recognized. As of December 31, 2013, based on the Company’s annual impairment test, impairment charges were recognized. (See Note 9).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

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

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, trade accounts receivable, trade accounts payable and amounts from affiliates approximate fair value because of their short-term nature.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

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

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized uncertain income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

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

For the years ended December 31, 2014, 2013 and 2012, the effect of the exercise of outstanding dilutive potential share options and Restricted Share Units ("RSUs") has been included in computing dilutive earnings per ordinary share (see Note 16).

R.           Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. (For details see Note 15).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

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

Level 3 inputs are unobservable inputs for the asset or liability. (For details see Note 21).

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

The Company’s foreign exchange derivative contracts are marked-to-market based on the determined fair value of open contracts at period end. (See Note 14).

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

V.	Government-sponsored research and development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a liability, if it is probable that the Company will have to repay the grants received. If it is not probable that the grants will be repaid, the Company records the grants as a reduction to research and development expenses. Royalties paid to the OCS are recognized as a reduction of the above-mentioned liability.

The Company accounts for OCS liabilities acquired in business combinations within the confines of debt obligations and as such changes in the liability from period to period, caused by changes to the estimated timing of future repayments and accrued interest, are accounted for prospectively and recorded as financial expenses (income). (See Note 12 and Note 13F).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

W.	Recently issued and adopted accounting standards

•
In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The Company implemented the provisions of ASU 2013-11 as of January 1, 2014.

•
In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 change the requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The Company elected to early adopt this ASU as of January 1, 2014. Accordingly, further to that mentioned in Note 1B, Sela division is not presented as a discontinued operation.

X.           New standards not yet adopted

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 on its Consolidated Financial Statements.

Note 3 - Cash and Cash Equivalents

	December 31,
	2014	2013
	U.S. Dollars
Bank balances	18,130	16,405
Restricted cash	90	90

	18,220	16,495

As of December 31, 2014 and 2013, $90 were restricted against credit lines to banking institutions in Hong Kong (denominated in Hong Kong Dollars).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 3 - Cash and Cash Equivalents (cont’d)

The Company’s cash and cash equivalent balance at December 31, 2014 and 2013 is denominated in the following currencies:

	December 31,
	2014	2013
	U.S. Dollars
US Dollars	9,576	11,015
New Israeli Shekels	2,569	1,208
Euro	2,033	1,936
Japanese YEN	1,825	489
Chinese RMB	1,541	1,101
Other currencies	676	746

	18,220	16,495

Note 4 - Inventories

	December 31,
	2014	2013
	U.S. Dollars
Components	10,929	11,115
Work in process	5,575	3,795
Finished products *	9,622	5,226

	26,126	20,136

*    including systems at customer locations not yet sold, as of December 31, 2014 and 2013, in the amount of $4,532 and $2,287 respectively.

Inventories are presented in:

	December 31,
	2014	2013
	U.S. Dollars
Current assets	24,650	17,911
Long-term assets (A)	1,476	2,225

	26,126	20,136

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 4 - Inventories (cont’d)

(A)           Long-term Inventory:

At December 31, 2014, $1,476 of the Company's inventory is classified in long-term assets based on Management’s estimate and the recent level of sales (at December 31, 2013- $2,225). Of this amount, $1,401 is comprised of spare parts (at December 31, 2013 - $1,353). The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory held for sale, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

The remaining portion of long-term inventory consists of Functional InkJet Technology (“FIT”) components and systems which in Management's estimation will not be sold during the next 12 months. Management believes that according to its forecasted sales this amount will mainly be utilized in 2016. Management believes no loss will be incurred on its disposition.

(B)           Inventory write-down

As of December 31, 2014, based on the Company's decision in December 2014 to sell the remaining activities of the Sela division, an obsolescence provision was recorded in the amount of $205 against SELA inventory (at December 31, 2013 - $3,052).

The provision is recorded in the costs of products sold line item in the consolidated statement of operations. This provision results in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

In addition, as of December 31, 2014, based on Management's estimates regarding future sales, an additional provision of $283 was made in the costs of products sold line item in the consolidated statement of operations against damaged, obsolete, excess and slow-moving inventory (at December 31, 2013 - $540).

As a result of the above mentioned, the total amount of the inventory write-down for the year ended December 31, 2014 is $488 (2013 - $3,592).

Note 5 - Other Current Assets

	December 31,	December 31,
	2014	2013
	U.S. Dollars
Due from Government institutions	1,013	424
Prepaid expenses	584	454
Advances to suppliers	361	290
Deposits for operating leases	113	69
Other	311	676

	2,382	1,913

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 6 - Property, Plant and Equipment, Net

	December 31,
	2014	2013
	U.S. Dollars
Cost:
Land	863	863
Building	10,286	10,245
Machinery and equipment	5,943	6,504
Office furniture and equipment	1,202	1,202
Computer equipment and software	4,602	4,566
Automobiles	65	65
Leasehold improvements	1,057	1,048

	24,018	24,493
Less accumulated depreciation	10,993	10,012

	13,025	14,481

Depreciation expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $1,937, $2,166, and $1,640, respectively.

In accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi, a lien has been placed on the Company’s facility in Israel. See Note 13(D) and Note 13(E).

Note 7 - Long-Term Restricted Deposit

In October 2012, the Company was required to post an appeal bond of $729 with the United States District Court for the District of Minnesota ("the Court"), in order to stay collection of the contempt judgment pending resolution of the appeal. The bond accrues interest at the US Treasury Bill daily rate. On February 9, 2015 this contempt appeal was successful, see Note 13(C).

Note 8 - Other Assets

	December 31,
	2014	2013
	U.S. Dollars
Deposits for operating leases	348	339

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 9 - Goodwill and Intangible Assets, Net

A.           Goodwill

	December 31,
	2014	2013
	U.S. Dollars
Goodwill	3,653	3,653
Accumulated impairment losses	(2,098)	(2,098)

	1,555	1,555

1.            Printar

As of December 31, 2014 and 2013, based on the Company’s annual impairment tests, no impairment charge was recognized for the goodwill recorded in the Printar acquisition.

2.            SELA

During the fourth quarter of 2013, the Company announced that it will not continue with development of future models of its Xact product line. This resulted in an impairment of the Company’s remaining goodwill with respect to SELA in the amount of $24. The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations. See also Note 1(B).

B.           Intangible assets, net

	December 31,
	2014	2013
	U.S. Dollars
Patent registration costs	1,959	1,805
IPR&D	1,002	1,002
Technology	2,854	2,854
Customer relationships	45	45

Intangible assets at cost	5,860	5,706

Accumulated amortization and impairment	4,932	4,698

Total intangible asset, net	928	1,008

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 9 - Goodwill and Intangible Assets, net (cont’d)

B.           Intangible assets, net (cont'd)

Patent registration costs are amortized over their estimated useful life of 10 years. The IPR&D is amortized over its estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2014, 2013 and 2012 amounted to $234, $421 and $485, respectively. The amortization expense for 2014 includes the write-off of patents with a net value of $37 which were abandoned (in 2013 and 2012 - $33 and $28, respectively).

In 2013, the Company recorded an impairment charge of $1,684 with respect to the technology and customer relationships based on the annual impairment test as determined using the present value of future cash flows (see also Note 9A). The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations.

As of December 31, 2014, the estimated amortization expenses of intangible assets for the years 2015 to 2019 is as follows:

Year ending December 31,	U.S. Dollars
2015	176
2016	138
2017	138
2018	138
2019	126
716

Note 10 - Other Current Liabilities

	December 31,
	2014	2013
	U.S. Dollars
Accrued employee compensation and related benefits	6,306	6,546
Accrued expenses	2,146	2,291
Commissions	2,048	2,040
Current maturities of contingent consideration (1)	1,900	268
Advances from customers and deferred revenues	1,416	1,985
Accrued warranty costs (2)	1,151	1,304
Government institutions	1,084	992
Current maturities of OCS liability (1)	228	159

	16,279	15,585

(1)           See also Note 12 – Other long-term liabilities

(2)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars
Beginning of year	1,304	1,150	1,637
New warranties	2,152	2,327	2,159
Reductions	(2,305)	(2,173)	(2,646)

Balance at end of year	1,151	1,304	1,150

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 11 - Liability for Employee Severance Benefits

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $860 and $858 as of December 31, 2014 and 2013, respectively.

3.	Severance pay expenses were $1,145, $1,081, and $1,104 in 2014, 2013 and 2012, respectively.

Note 12 - Other Long-Term Liabilities

	December 31,
	2014	2013
	U.S. Dollars
Liability for contingent consideration in respect of
business combinations (1)	-	1,762
Liability to OCS, mainly in respect of business combinations (2)	4,150	3,996

	4,150	5,758

(1)
In accordance with ASC Topic 820 (Statement 157), the Company’s liabilities for contingent consideration in respect of the acquisitions of Printar and SELA (see Note 21) are measured at fair value using Level 3 inputs. See Note 1B for the effect of the Company's decision regarding SELA's future operations.

(2)
Liability to OCS is in respect of the acquisitions of Printar, SELA and new grants received in 2010 and 2009. See Note 1B for the effect of the Company's decision regarding SELA's future operations.

The effective interest rate used in the capitalization of the liabilities to the OCS in respect of the acquisitions of Printar and SELA as of December 31, 2014 were 11% and 21%, respectively. (As of December 31, 2013, 10% and 21%, for Printar and SELA, respectively).

See Note 10 for current maturities of liability for contingent consideration and liability to OCS.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 13 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements, principally for office space. In addition, in 2013, the Company entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months.

As of December 31, 2014, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars

2015	1,558
2016	946
2017	287
Thereafter	-

2,791

Aggregate office rent expenses amounted to $845, $1,002, and $979 in 2014, 2013 and 2012, respectively.

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
	U.S. Dollars
2012	2,227	307	(140)	(1,071)	1,323
2013	1,323	272	(218)	(16)	1,361
2014	1,361	344	(164)	(15)	1,526

C.	Litigation

1.
On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (the “Court”) by one of the Company's competitors in the field of semiconductor wafer inspection equipment, August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph", after August Technology’s acquisition by Rudolph).  This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (the “’298 Patent”) and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Court also issued an injunction (the “Injunction”) prohibiting future sales and marketing of the Falcon product in the United States.  On January 7, 2011, the Court found that Rudolph was entitled to an additional supplemental award of $646 in damages for Falcon sales which occurred after the time period considered by the jury.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 13 - Commitments and Contingencies (cont’d)

C.	Litigation (cont’d)

1.              (cont’d)

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Court had erred in its instructions to the jury regarding the construction/meaning of a material claim term in the asserted ‘298 Patent and vacated the finding of infringement, the damages award and the Injunction. The Court of Appeals remanded the case to the Court for a limited trial based on a corrected claim construction. On February 9, 2015 a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph the previously awarded damages of $7,400 plus interest, together amounting to approximately $14,500 and also reinstating the Injunction.

The Company has filed its Notice of Appeal of the Court’s judgment to the United States Court of Appeals for the Federal Circuit. On March 11, 2015, the Company also posted a $15,000 bond with the Court to stay collection of the judgment pending resolution of the appeal. The bond was secured by a guarantee from Bank Mizrahi in respect of which the Company was required to place $7,875 in a restricted deposit. In addition, this guarantee is secured by a lien that was previously placed on the Company’s facility in Israel, in accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi.

Although it is difficult to predict the outcome of this patent infringement case, the Company believes that it has a strong legal position, and intends to continue to vigorously defend it in the Court and in the Court of Appeals, if required. The total range of loss for this case is between $0 to $14.5 million (excluding future interest and legal fees), with respect to which the Company has not recorded any accruals.

On March 9, 2011, in conjunction with the ‘298 Patent infringement case, Rudolph filed a motion for contempt seeking approximately $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction due to certain post-verdict sales of Falcon systems. On March 26, 2012, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation issued August 11, 2011, on contempt and sanctions in a sum of $1,292. The Magistrate Judge also awarded Rudolph with $71 in attorney fees. The Court held that some of the Company's communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia, were prohibited by the Injunction that was then in place (as mentioned above, the Injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). On April 10, 2012 Chief Judge Davis excused himself stating that he could no longer be "fair and impartial". On April 17, 2012 the Company filed a Rule 60 motion requesting that the contempt judgment be set aside for lack of due process. The new District Judge reduced the amount of sanctions award by half. The new judge denied the Company's request for a jury trial on contempt and sanctions. The Company has taken steps to appeal the sanctions award and submitted its opening appeal brief on November 30, 2012. On November 18, 2013 the Court of Appeals issued an opinion finding that the underlying contempt and sanctions findings were not final, appealable orders until after the resolution of the retrial of infringement of the ‘298 Patent infringement case in the Minnesota District Court. The Company deposited $729 with the Court as a bond while the appeal is pending.  The jury verdict rendered February 9, 2015 in the ‘298 Patent infringement case ruled in favor of the Company in this action, and overturned the contempt findings and accordingly vacated the sanctions in the amount of $646. The Company has requested return of the deposited funds.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 13 - Commitments and Contingencies (cont’d)

C.	Litigation (cont’d)

2.
On December 27, 2011, Rudolph filed, but did not serve, a complaint in the Court charging the Company with infringement of Rudolph’s U.S. Patent 7,779,528 (the “’528 Patent”) relating to semiconductor wafer inspection technology similar to that described in the ‘298 Patent.  On January 19, 2012, the Company filed a re-examination request with the U.S Patent and Trademark Office (the "PTO") seeking re-examination of the '528 Patent. The PTO granted the re-examination request and preliminarily found that 18 claims were invalid. This PTO decision is not final and could change. On April 13, 2012, Rudolph agreed to stay the case until the completion of the re-examination. The District Court agreed to stay the case for 90 days at a time. The parties must reapply at the end of each stay period for a further stay. The case remains stayed at present. As Rudolph did not demand a specific dollar amount (but an accounting for damages and an injunction against infringing activity), the Company is unable to estimate the possible range of loss in this case and the effect on the Company's activities and results of operation, if any. The Company denies infringement and believes the claims of the ‘528 Patent are invalid.

3.
On March 12, 2015, Rudolph filed a new lawsuit against the Company in the District Court alleging that the Eagle product infringes the ‘298 Patent. The suit does not demand a specific dollar amount but rather asks for an accounting for damages and for a preliminary and permanent injunction against infringing activity. The Company believes that its Eagle does not infringe the '298 patent and intends to defend itself from the allegations in this claim.

D.	Agreement with Bank Leumi L’Israel (“BLL”)

In 2010, the Company was required to secure its obligations to BLL by a lien on its facility in Israel and a floating charge on its assets. Despite the completion of these obligations, these securities are still in place in order to facilitate the possibility of future credit.

E.	Agreement with Bank Mizrahi

In July 2011 the Company signed an agreement with Bank Mizrahi for a credit facility. The Company’s obligations to the Bank were secured by a lien on its facility in Israel and a floating charge on its assets.

As of December 31, 2014 the credit facility has not been utilized.

See Note 22 regarding an agreement signed with Bank Mizrahi in March 2015.

F.            Chief Scientist

Through its acquisition of Printar and SELA in 2009, the Company participates in programs sponsored by the Israeli government for the support of research and development activities. The Company is committed to pay amounts to the Chief Scientist (OCS) at rates of 3.5% of the sales of products resulting from this research and development, up to an amount equal to 100% of the grants received by the Company, bearing interest at the rate of LIBOR.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2014 the amount of non-repaid grants received including interest accrued, in respect of Printar and SELA, amounted to $6,029 and $2,352, respectively (December 31, 2013 - $5,810  and $2,525, respectively). The liabilities to the OCS were recorded at fair value as part of the purchase price allocation related to the acquisition of Printar and SELA and as of December 31, 2014 amounted to $3,670  and $60 , respectively (December 31, 2013 - $3,303 and $202 , respectively). (See Note 12 – Other long-term liabilities).

In 2009 and 2010, the Company received further grants in the amount of $598 ($648 including accrued interest) from the OCS in connection with the research and development activities related to the Printar acquisition.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 13 - Commitments and Contingencies (cont’d)

G.           Dispute with Chief Scientist

A dispute has arisen between the Company and the OCS in Israel in the amount of approximately $770, including accrued interest, regarding the royalty rate to be paid in respect of certain of the Company’s products, the manufacturing and assembly of which has been moved to a foreign subsidiary.

Management, based on an opinion of its legal advisors, believes that the probability of an unfavorable resolution to this dispute is less than 50%. Accordingly, no accrual has been recorded in the financial statements in respect of this matter.

H.           Outstanding Purchase Orders

As of December 31, 2014, the Company has purchase orders of $9,972 (2013 - $6,085) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Note 14 - Concentration of Risk and Financial Instruments

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

Liquidity:
As mentioned in Note 13C1, in March 2015, the Company posted a $15,750 bond with the United States Court of Appeals. Although the bond was posted for an undetermined period of time and will impact the Company’s liquidity, the Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2015. If available liquidity will not be sufficient to meet the Company’s operating needs, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 14 - Concentration of Risk and Financial Instruments (cont’d)

Derivative Instruments
The Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. The notional amounts and fair value of derivatives as of December 31, 2014 are:

	Notional amount	Fair value
	U.S. Dollars
Options

Buy put options (Buy dollars and Sell NIS)	4,250	13

Sell call options (Sell dollars and Buy NIS)	4,250	(102)

The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs.

Such instruments had a combined fair value loss of $(96) and $(66) for the years ended December 31, 2014 and 2013, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

Note 15 - Shareholders’ Equity

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 15 - Shareholders’ Equity (cont’d)

C.           Stock Option Plan

As of December 31, 2014, the Company has six stock option plans for employees and directors. Future options will be granted only pursuant to the 2014 Share Option Plans described below.

In October 2003, the Company adopted a stock option plan (the Plan) pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. The total number of options which may be granted to directors, officers, employees and consultants under this plan, is limited to 1,598,800 options. Stock options can be granted with an exercise price equal to or less than the stock’s fair market value at the date of grant. All stock options have 10 year terms and vest and become fully exercisable after 4 years from the date of grant. On December 30, 2013, the Board of Directors elected to further extend the period of 2003 share option plan until June 30, 2014.

In October 2014, the Company adopted a 2014 Share Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation which replaced the 2003 Share Option Plan. The total number of options that may be granted under the 2014 Share Option Plan is 3,000,000 options.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2014 Grant	2013 Grant
Valuation assumptions:
Dividend yield	0	0
Expected volatility	64%-71%	64%-69%
Risk-free interest rate	1.67%-2.3%	1.74%
Expected life (years)	4.8-6.4	6.4
Vesting period (years)	4	4

In the years ending December 31, 2014, 2013 and 2012, 296,000, 75,000 and 134,010 options were granted, respectively.

The total intrinsic value of outstanding as options as of December 31, 2014, 2013, and 2012 is $205, $813 and $42, respectively.
The total intrinsic value of vested options as of December 31, 2014, 2013, and 2012 is $87, $275 and $0 respectively.
The total intrinsic value of options exercised during 2014 is $190.

The total stock option compensation expense amounted to $308, $361, and $329 in 2014, 2013 and 2012, respectively.

As of December 31, 2014, there was $536 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.07 years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 15 - Shareholders’ Equity (cont’d)

C.           Stock Option Plan (cont’d)

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2014		2013		2012
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	735,519	2.99	1,195,085	3.15	1,234,199	3.31
Granted	296,000	3.53	75,000	1.73	134,010	1.60
Forfeited and cancelled	(108,724)	2.47	(174,915)	2.96	(173,124)	3.11
Exercised	(88,996)	2.14	(359,651)	3.26	-	-

Outstanding at year end	833,799	3.34	735,519	2.99	1,195,085	3.15

Vested at year end	423,291	3.56	368,016	3.42	395,395	3.29

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2014	833,799	3.34	0.73	205.66

Vested and expected to vest at
December 31, 2014	800,958	3.34	0.73	189.20

Exercisable at December 31, 2014	423,291	3.56	3.00	87.68

The following table summarizes information about share options at December 31, 2014:

			Weighted
			average
	Number of		remaining
	outstanding	Number	contractual
Exercise price US$	options	exercisable	life in years
0-2	155,000	66,248	7.82
3-5	668,799	347,043	7.19
6-7	10,000	10,000	1.58
	833,799	423,291	7.24

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 15 - Shareholders’ Equity (cont’d)

C.           Stock Option Plan (cont’d)

The following table summarizes information about nonvested options at December 31, 2014:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2014	367,503	1.32
Granted	296,000	1.82
Vested	(164,254)	1.88
Forfeited	(88,741)	1.21

Balance at December 31, 2014	410,508	1.48

D.	Restricted Share Unit Plan

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

Unless otherwise determined by the Board with respect to any specific grantee or to any specific grant, (which determination shall not require shareholder approval unless so required in order to comply with Mandatory Law) and provided accordingly in the applicable RSU notice of grant, the RSUs shall vest (become automatically exercised) according to the vesting schedules as determined by the Board.

Forfeited units are returned to the pool.

Total share based awards expense amounted to $0, $19, and $72 in 2014, 2013 and 2012, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 15 - Shareholders’ Equity (cont’d)

D.           Restricted Share Unit Plan (cont’d)

The total unrecognized compensation cost amounted to $0.

As of the balance sheet date the number of RSU’s available for grant was 670,129.

There was no activity under the Restricted Share Unit Plan in 2014.

Note 16 - Earnings Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated:

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars (In thousands, except per share data)
Net income attributable to Ordinary Shares	3,337	7	3

Weighted average number of Ordinary Shares
outstanding used in basic earnings per Ordinary
Share calculation	30,464	30,040	29,849

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	81	54	164

Weighted average number of Ordinary Shares
Outstanding used in diluted earnings per Ordinary
Share calculation	30,545	30,094	30,013

Basic income per Ordinary Share	0.11	0.00	0.00

Diluted income per Ordinary Share	0.11	0.00	0.00

Number of options excluded from the diluted
earnings per share calculation due to their
anti-dilutive effect	391	526	976

 Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 17 - Segment Information

Description of segments:

Until the fourth quarter of 2013, the Company operated under one reporting segment. During the first quarter of 2014, following a change in the role of the Company's chief operating decision-maker (“CODM”), the Company determined that it operates under two reportable segments.

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the in deciding how to allocate resources and assess performance. The Company's CODM is its Active Chairman and Chief Executive Officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating income.

The Company's reportable segments are as follows: semiconductor fabrication industry (“microelectronics”) and printed circuit boards industry (“PCB”).

Microelectronics - The semiconductor fabrication industry produces integrated circuits on silicon (or other semiconductor materials) wafers; each wafer contains numerous integrated circuits dices which are small block of semiconducting material on which a given functional circuit is fabricated.

PCB - A printed circuit board is the basic platform that supports and interconnects a broad range of electronic components, such as integrated circuit devices, resistors, capacitors, coils and the like, and enables them to operate as an electronic system. Printed circuit boards consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulating base.

Segment data:

The Company derives the results of its business segments directly from its internal management reporting system and by using certain allocation methods. The accounting policies the Company uses to derive business segment results are substantially the same as those the Company uses for consolidation of its financial statements. The CODM measures the performance of each business segment based on several metrics, including earnings from operations. CODM uses these results, in part, to evaluate the performance of, and to assign resources to, each of the business segments. The Company does not allocate to its reportable segments certain operating expenses, which it manages separately at the corporate level.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 17 - Segment Information (cont’d)

The Company does not allocate any assets to segments and, therefore, no amount of assets is reported to management and disclosed in the financial information for segments. Selected operating results information for each business segment was as follows for the year ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	Revenues			Income (loss) from operations
	2014	2013	2012	2014	2013	2012
	U.S. Dollars			U.S. Dollars
PCB	30,480	31,803	29,398	(2,422)	(1,588)	*
Microelectronics	57,833	53,602	55,149	9,922	5,605	*
Total	88,313	85,405	84,547	7,500	4,017	*

*	It is impracticable to present 2012 income (loss) from operations by segment due to lack in internal management reporting system.

The reconciliation of segment operating results information to the Company’s consolidated financial information was as follows:

	Year Ended December 31,
	2014	2013
	U.S. Dollars
Income from operations	7,500	4,017
Unallocated general and administrative expenses	2,056	2,501
Share-based compensation expenses	308	380
Financial expenses	1,220	1,738
Consolidated income (loss) before taxes	3,916	(602)

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars
China and Hong Kong	28,526	25,889	25,008
Taiwan	17,495	14,543	11,292
United States	12,518	11,705	9,482
Asia- Other	11,336	6,072	10,739
Korea	8,889	15,691	17,004
Western Europe	5,739	6,519	6,998
Japan	3,204	4,010	2,370
Rest of the world	606	976	1,654

	88,313	85,405	84,547

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 18 - Selected Income Statement Data

A.             Selling, general and administrative expenses

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars
Selling (1)	14,337	13,906	13,827
General and administrative	7,080	8,456	7,311

	21,417	22,362	21,138

(1) Including shipping and handling costs	879	652	1,076

B.             Financial income (expenses), net

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars
Interest expense	(6)	(181)	(163)
Interest income	77	90	38
Re-evaluation of contingent consideration	(258)	(858)	1,037
Re-evaluation expense on liabilities to the OCS	(370)	(504)	(667)
Other, net (*)	(663)	(285)	(12)

	(1,220)	(1,738)	233

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(546), $(188), and $84 in 2014, 2013 and 2012, respectively.

Note 19 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate Presented hereunder are the tax rates relevant to the Company in Israel for the years 2012-2014: 2012 – 25% 2013 – 25% 2014 – 26.5%

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

Notes to the Financial Statements as at December 31, 2014

Note 19 - Income Taxes (cont’d)

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 19 - Income Taxes (cont’d)

B.	Details regarding the tax environment of the Israeli companies (cont’d)

(2)	Benefits under the Law for the Encouragement of Capital Investments (hereinafter - “the Encouragement Law”) (cont’d)

(c)
The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise Programs.

Out of Camtek's retained earnings as of December 31, 2014 approximately $18,400 are tax-exempt earnings attributable to its Approved Enterprise and approximately $9,800 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2014, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4,600. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $2,450. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

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

As of December 31, 2014, Camtek has not provided for income taxes on the undistributed earnings of approximately $14,826 of two of its major foreign subsidiaries since these earnings are intended to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings. The Company’s management has determined not to distribute any amounts of its undistributed income as a dividend if such distribution would result in a tax liability.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 19 - Income Taxes (cont’d)

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars
Income (loss) before income taxes:
Israel	2,975	(2,638)	(1,299)
Non-Israeli	941	2,036	1,512

	3,916	(602)	213

Income tax expense:
Current:
Israel	191	121	44
Non-Israeli	224	709	398
	415	830	442
Deferred tax expense (benefit):
Israel	38	(1,287)	-
Non-Israeli	126	(152)	(232)
	164	(1,439)	(232)

	579	(609)	210

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 19 - Income Taxes (cont’d)

E.            Reconciliation of statutory tax expense to actual income tax

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars
Income (loss) before income taxes	3,916	(602)	213

Statutory tax rate	26.5%	25%	25%

Theoretical income tax expense (benefit)	1,038	(151)	53

Increase (decrease) in income tax expense resulting from:

Tax expense (benefits) arising from “Approved and
Beneficiating Enterprises” and preferential tax rate in China	(1,215)	711	492

Change in valuation allowance(*)	(40)	586	(983)

Non-deductible expenses(**)	55	218	650

Differences between Israeli currency
and dollar-adjusted financial statements-net	952	(1,133)	160

Purchase price adjustment for contingent liabilities	-	(580)	-

Foreign tax rate differential	(13)	(101)	29

Other	(198)	(159)	(191)

Actual income tax expense (benefit)	579	(609)	210

Per share effect of the tax benefits arising from
“Approved and Beneficiating Enterprises” and
preferential tax rate in China:

Basic	$(0.04)	$0.00	$0.02

Diluted	$(0.04)	$0.00	$0.02

(*)
In 2014 an amount of $616 is a decrease in valuation allowance in respect to expiration of tax losses and revaluation of the valuation allowance. In addition, Included within the change in valuation allowance are realized benefits of operating loss carryforwards of $42, $68 and $635, for the years ended December 31, 2014, 2013 and 2012, respectively.

(**)	Including non-deductible share based compensation.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 19 - Income Taxes (cont’d)

F.           Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2014	2013
	U.S. Dollars
Deferred tax assets:
Allowance for doubtful accounts	136	96
Accrued warranty	114	109
Unearned revenue	125	151
Accrued expenses	448	303
Net operating losses (NOL) and tax credit carryforwards	3,761	4,398
Other temporary differences*	334	663

Total gross deferred tax assets	4,918	5,720
Valuation allowance	(2,953)	(3,609)

Deferred tax asset, net of valuation allowance	1,965	2,111

Deferred tax liability:
Property, plant and equipment	(216)	(198)

Net deferred tax assets	1,749	1,913

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

At December 31, 2014 and 2013 the Company had valuation allowance of $2,953 and $3,609 on certain of deferred tax assets. The net change in the total valuation allowance was a decrease of $656, $1,532 and $983 for the years ended December 31, 2014, 2013 and 2012, respectively. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2014, the Company and its subsidiaries in Israel have regular NOL carryforwards aggregating approximately $58,894 that will not expire.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 19 - Income Taxes (cont’d)

F.              Deferred taxes (cont’d)

As of December 31, 2014, the major foreign subsidiaries have NOL carryforwards aggregating approximately $1,569, of which approximately $550 can be utilized up to 20 years from the year it was established and approximately $1,009 can be carried forward indefinitely.

G.             Accounting for uncertainty in income taxes

For the years ended December 31, 2014, 2013 and 2012, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2014, 2013 and 2012, no interest and penalties related to income taxes have been accrued.

H.             Tax assessments

The Company and its subsidiaries in Israel file their income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, United States of America and China. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning in 2009, in addition, the Israeli tax returns of SELA are open to examination by the Israeli Tax Authorities for the tax years beginning in 2009, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1999 in Belgium, 2007 in Hong Kong and 2010 in the United States of America.

Note 20 - Balances and Transactions with Related Parties

A.             Balances with related parties:

	December 31,	December 31,
	2014	2013
	U.S. Dollars
Accounts receivable	101	43
Accounts payable	-	6
Due from affiliated companies	501	233

B.           Transactions with related parties:

	Year Ended December 31,
	2014	2013	2012
	U.S. Dollars
Purchases from Parent and affiliates	93	57	-
Interest income from Parent	24	4	15
Sales to Parent and affiliated companies	297	347	142

Unpaid balances between Parent and its subsidiaries in Israel and the Company bear interest of 5.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 20 - Balances and Transactions with Related Parties (cont’d)

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

Employment Agreements with the Active Chairman

Pursuant to employment agreement with the Active Chairman of the Board of Directors and Chief Executive Officer ("Active Chairman") dedicates 25% of his time in providing consulting and management services for Parent through Amitec – Advanced Multilayer Interconnect Technologies Ltd. – a wholly owned subsidiary of the Parent ("Amitec"). The Active Chairman receives from the Company 75% of a full time salary and is compensated directly by Amitec for the remaining 25% of his time.

The Active Chairman of the Board of Directors serves as the Chairman of Parent, and does not receive any additional compensation for his service as the Company’s Active Chairman.

Note 21 - Fair Value Measurements

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 21 - Fair Value Measurements (cont’d)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and December 31, 2013, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2014	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Liabilities
Foreign currency
derivative contracts	89	-	89	-
Contingent consideration	1,900	-	-	1,900

Total Liabilities	1,989	-	89	1,900

		Quoted Prices in		Significant
		Active Markets	Significant Other	Unobservable
	December 31,	for Identical Assets	Observable Inputs	Inputs
Description	2013	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Assets
Foreign currency
derivative contracts	7	-	7	-
Total Assets	7	-	7	-
Liabilities
Contingent consideration	2,030	-	-	2,030

Total Liabilities	2,030	-	-	2,030

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the years ended December 31, 2014 and 2013.

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) liabilities for the year ended December 31, 2014 and 2013:

Level 3 U.S. Dollars
Contingent consideration
December 31, 2013	2,030
Settlement of liabilities	(268)
Revaluation of fair value included in statement of operations	138

December 31, 2014	1,900

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2014

Note 21 - Fair Value Measurements (cont’d)

Level 3 U.S. Dollars
Contingent consideration
December 31, 2012	5,303
Settlement of liabilities	(639)
Revaluation of fair value included in statement of operations	(2,634)

December 31, 2013	2,030

The adjustments to fair value of the contingent consideration are recorded in the finance income (expense), net in the statement of operations.

The fair value of the contingent payment for Printar as of December 31, 2014, was based on the $2,000 outstanding of the $2,500 transaction price, discounted from the estimated payment dates to the valuation date using the weighted average cost of capital of 28%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.

The fair value of the contingent consideration arrangement for SELA as of December 31, 2014, was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 21%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.

Note 22 - Subsequent Events

A.	See Note 13C (1) regarding the court’s ruling subsequent to balance sheet date and its expected effect on the Company’s resources and expected cash flows.

B.
In connection with the issuance of the appeal bond, in March 2015 the Company signed an agreement with Bank Mizrahi, according to which the bank provided a bank guarantee in the amount of $15,750 in order to support the appeal bond, which was issued by a surety company in the United States. The Company’s obligations to the bank are secured by a lien on its facility in Israel, restricted deposits in the amount of approximately $7,875 and a floating charge on its assets.  In addition, the Company signed a covenant agreement with the bank which requires it to comply with certain financial covenants.

C.	On March 12, 2015, Rudolph filed a new lawsuit against the Company. See Note 13C (3).

Item 19.                  Exhibits.

Exhibit No.	Exhibit

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

4.6
2003 Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.7
2003 Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S- 8, File No. 333-113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.8
2007 Restricted Share Unit Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2008).

4.9
2014 Share Option Plan (incorporated herein by reference to Exhibit A to the Registrant’s Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).

4.10
2014 Sub-Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit A to the Registrant’s Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).

4.11
2014 Sub-Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit A to the Registrant’s Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).

4.12
Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.13
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

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International.*
101
The following financial information from Camtek Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012; (ii) Consolidated Balance Sheets at December 31, 2013 and 2012; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

___________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Name:	Rafi Amit
Title:	Active Chairman

Date:  March 18, 2015