Form 20-F
period 2015-12-31
CAMTEK LTD
filed 2016-03-21
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

Moshe Eisenberg, Telephone: (972) (4) 6048100, Facsimile: (972) (4) 6048300, E-mail: moshee@camtek.com
Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel
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

35,348,176 Ordinary Shares, par value NIS 0.01 per share.

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

☐ Yes   ☒ No

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Camtek,” the “Company,” “us,” “we” and “our” refer to Camtek Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries (unless otherwise indicated);

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to the "Nasdaq Rules" are to rules of the Nasdaq Global Market.

Cautionary Language Regarding Forward-Looking Statements

This annual report includes certain statements that are intended to be, and are hereby identified as, “forward-looking statements” for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  We have based these forward-looking statements on our current expectations and projections about future events.

Forward-looking statements can be identified by the use of forward-looking terminology words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "seeks," "strategy," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases, but are not the only way these statements are identified.  These statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other “forward-looking” information.  When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between a forward-looking statement and actual results can be material.  Forward-looking statements may be found in Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” and in this annual report generally. Our actual results could differ materially from those anticipated in these statements as a result of various factors, including all the risks discussed in “Risk Factors” and other cautionary statements in this annual report.  All of our forward-looking statements are qualified by and should be read in conjunction with those disclosures. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.            Selected Consolidated Financial Data.

We derived the selected data under the captions "Selected Statement of Operations Data" for the years ended December 31, 2015, 2014 and 2013, and "Selected Balance Sheet Data" as of December 31, 2015 and 2014 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions "Selected Statement of Operations Data" for the years ended December 31, 2012 and 2011 and "Selected Balance Sheet Data" as of December 31, 2013, 2012 and 2011 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	84,059	71,371	67,864	66,929	88,404
Service fees	15,216	16,942	17,541	17,618	18,624
Total revenuesTotal revenues	99,275	88,313	85,405	84,547	107,028
Cost of revenues:
Cost of products sold	44,851	35,870	38,692	35,908	48,039
Cost of services	11,298	11,424	12,311	11,574	11,549

Total cost of revenues	56,149	47,294	51,003	47,482	59,588
Gross profit	43,126	41,019	34,402	37,065	47,440

Research and development costs	14,860	14,406	14,370	12,916	14,077
Selling, general and administrative expenses	23,587	21,417	22,362	21,138	24,341
Reorganization and impairment	138	60	(3,466)	3,031	-
Loss from litigation	14,600	-	-	-	-
Total operating expenses	53,185	35,883	33,266	37,085	38,418
Operating income (loss)	(10,059)	5,136	1,136	(20)	9,022
Financial income (expenses), net	(1,877)	(1,220)	(1,738)	233	(2,900)

Income (loss) before income taxes	(11,936)	3,916	(602)	213	6,122
Income tax (expense) benefit	1,823	(579)	609	(210)	(744)

Net income (loss)	(10,113)	3,337	7	3	5,378

Earnings (loss) per ordinary share:
Basic	(0.30)	0.11	0.00	0.00	0.18
Diluted	(0.30)	0.11	0.00	0.00	0.18

Weighted average number of ordinary shares outstanding (in thousands):
Basic	33,352	30,464	30,040	29,849	29,557
Diluted	33,352	30,545	30,094	30,013	30,009

	Year Ended December 31,
	2015	2014	2013	2012	2011
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	30,833	18,220	16,495	18,867	22,185
Short-term deposits	-	8,607	6,000	7,160	4,100
Short-term restricted deposit	7,875	-	-	-	-
Long-term restricted deposit	-	729	729	729	-
Total assets	116,266	96,511	91,850	99,008	104,757
Short and long term bank loans	-	-	-	6,252	6,792
Total liabilities	48,064	30,779	29,954	38,671	44,824
Additional paid in capital	76,034	63,465	62,966	61,415	61,014
Total shareholders’ equity	68,202	65,732	61,896	60,337	59,933

Ordinary issued and outstanding shares	35,348,176	30,494,522	30,405,526	29,896,933	29,717,964

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

Risk Factors Related to Our Business and Our Markets

We are dependent upon the cyclical worldwide electronics industry; unfavorable economic conditions and low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers in the semiconductor fabrication industry, as well as in the printed circuit board (“PCB”) industry, to make continuing capital investments in our products for use in their manufacturing processes.

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

Some of the factors that may influence our operating results include:

•	change in customer demand for our systems and installation schedules;

•	product introductions and the penetration period of new products;

•	global economic conditions and worldwide demand for electronic equipment;

•	rapid shifts in industry capacity;

•	the size, timing and shipment of substantial orders;

•	timing of evaluation and qualification of our products by new customers;

•	lack of visibility/low levels of backlog from the preceding quarter;

•	product mixes;

•	pricing of our products;

•	timing of new product upgrades or enhancements;

•	interest and exchange rates; and

•	legal expenses and the impact of legal actions.

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

Although we have already introduced to the market our 3D functional Inkjet System (the "Gryphon System") which is expected to be one of our future growth engines, we are still receiving feedback from our first few potential customers and cannot predict the extent of market penetration of this new technology, which has already required, and may continue to require, more time and resources than expected. Challenges we may face in the penetration process include, inter alia, potential new and unexpected features required by customers, potential product/technology problems and technological limitations of this new product and, the education of customers to incorporate this new technology into their production process, which may not happen or take longer than anticipated, and the potential that we may also face competition, whereby additional or superior methods for the processes performed by our Gryphon System are presented by our competitors.

As a result of the increased investments in capital equipment, human resources and procurement of inventory which were made and may further need to be made in this commercialization process, delays and challenges in our ability to successfully commercialize this new technology could result in inventory write-offs (as it did in 2015 - see in Item 5 below) and loss of capital investment. In addition, such failure to achieve successful market penetration may adversely affect our plans to further expand our business.

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

Third parties, including our competitor in the field of semiconductor wafer inspection equipment, Rudolph Technologies Inc.  ("Rudolph"), have asserted claims, and may assert additional claims in the future, that we have violated their patents or that we have infringed upon their intellectual property rights. Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management’s attention from our business. Successful claims against us (such as the claim asserted by Rudolph regarding our Falcon product in which a final ruling was granted in Rudolph's favor recently) could impose on us monitory awards for damages, as well as for claimant’s attorney’s fees and other costs, and could limit our ability to sell products in certain jurisdictions; see in Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" below.

There are currently two pending patent litigation cases brought by Rudolph against us in the U.S. Although we believe that we have strong defense against these claims, we cannot assure you that we will ultimately prevail against Rudolph's additional patent infringement claims. If Rudolph were to ultimately succeed with its infringement actions, it could have a negative impact on our business and could result in monetary damages being assessed against us which will affect our profitability and liquidity. Rudolph's actions have already subjected us, and may continue to subject us, to significant legal and other defense costs, which would impact our cash resources and profitability. (see Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" – "Litigation with Rudolph Technologies Inc.").

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

In the semiconductor manufacturing industry, our main competitors are KLA-Tencor Corporation, ATI Electronics Pty Ltd, Rudolph, Topcon Corporation and Toray Industries, Inc.

In the PCB industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., Shirai Electronics Industrial Co. Ltd., ATI Electronics Pty Ltd. and local automated optical inspection ("AOI") vendors in China and Taiwan such as Machvision Inc., Optima Ltd., Ovitech and Jointpower Technology Co,. Ltd. In addition, there is a market for used AOI systems for PCB manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases.

Some of our competitors have greater financial, personnel and other resources and offer a broader range of products and services. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products. If we are unsuccessful in effectively respond to our competition, our financial result will be adversely affected by reduced revenues as well as lower margins which may lead to financial losses.

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

We have incurred significant losses in 2015 as well as in earlier periods prior to 2011. We may use cash in our operations during 2016 for working capital and investment activities and may continue to incur significant additional legal expenses and other defense costs associated with certain patent infringement actions, all of which may reduce our available cash resources and harm our operations.

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

We cannot assure you that we will return to profitability or that we will not report losses in future periods.

If we sustain future losses which may result in our available liquidity not being sufficient to meet our operating and other obligations as they come due, our plans include pursuing additional financing arrangements from banks or others, the availability and terms of which are not assured, or further reducing expenditures as necessary to meet our cash requirements.

Fluctuations in currency exchange rates may result in the prices of our products becoming less competitive or in additional expenses being recorded, and thus may have negative impact on our profitability.

Currency exchange rate fluctuations may affect the prices of our products. Our products' prices in most countries are denominated in U.S. Dollars, except for in Europe, in Japan and part of our revenues from products in China. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. If there is a significant devaluation in the relevant local currencies in which we operate compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In addition, much of our service income is denominated in local currencies. If a larger number of our sales were to be denominated in currencies other than U.S. Dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations. Further, we generate most of our revenues from products in U.S. Dollars but incur a significant portion of our salary and operating expenses in New Israeli Shekel ("NIS"). As most of our revenues are denominated in U.S. Dollars and as our financial results are reported in U.S. Dollars, we believe that inflation and fluctuations in the NIS/ U.S. Dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. Therefore an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. In addition, part of our revenues from products in China is denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the Chinese Renminbi ("CNY") to U.S. Dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

We operate an international sales and manufacturing organization. A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks that could impede our plans for expansion and growth.

The majority of our sales is in the Asia Pacific region. In 2015, our sales in the Asia Pacific region accounted for approximately 84% of our total revenues, of which approximately 30% of our total revenues were from sales in China, 25% of sales in Taiwan and 13% of sales in Korea. In addition, parts of the manufacturing and assembly of our AOI systems for the PCB industry are made in our manufacturing facility in Suzhou, China. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, as have North and South Korea. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

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

We may, in the future, acquire businesses and assets. Our existing operations, as well as any future acquired businesses or assets, could involve numerous risks, including: post-merger integration difficulties; diversion of management's attention from our core business and operations; failure to estimate the acquired businesses’ future performance and failure to execute on such expectations; failure to launch new products to our existing or new markets; inaccurate evaluation of expected competition and/or the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations.

In addition, as a result of acquisition activity, our future results of operations may be influenced by the possibility of our incurring impairment charges as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5 below - "Critical Accounting Policies" and  in Note 10– "Goodwill and Intangible Assets, Net", of the consolidated financial statements). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

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

We purchase products from, or sell products to companies controlled by Priortech Ltd., our principal shareholder, directly or indirectly, or in which Priortech has substantial holdings, and act jointly with such companies with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements, including regarding audit or compensation committee, board of directors and in certain cases shareholder approvals (including special majority requirement in certain cases) for interested party transactions, we cannot be certain that the possible conflict of interests in any of these transactions and activities is fully eliminated. In addition, Between August 2010 and May 2015, Mr. Amit served as our Active Chairman on a 75% basis as well as acting as Priortech’s Chairman of the Board of Directors and providing consulting and management services to Priortech on a 25% basis, and, effective as of May 26, 2015, following the receipt of shareholder approval of the new services agreement with Mr. Amit ("Mr. Amit's Amended Agreement") in August 2015, such scope of services provided to us by Mr. Amit was increased to 90% and his scope of services to Priortech was decreased to 10%. Mr. Yotam Stern who acts as one of our Directors, holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech and at P.C.B Technologies Ltd., an Israeli public company controlled by Priortech. For more details regarding our senior management arrangements, see Item 6 B below - "Compensation – Employment Agreements".

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

Compliance with environmental, health and other laws and potential liabilities could materially impact our business, results of operations and financial condition.

Due to our global operations we must comply with certain international and domestic laws, regulations and restrictions, which may expose our business to risks.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals. These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We timely file our conflict mineral reports. Yet there are, and will be, ongoing costs associated with complying with these recent disclosure requirements, including due diligence to determine the sources of those minerals that may be used or necessary to the production of our products in order to make the relevant required annual disclosures. We may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products.

In addition, our business is subject to numerous domestic laws and regulations designed to protect the environment, including with respect to discharges and management of hazardous substances, wastes and emissions and soil and ground water contamination. The failure to comply with current or future environmental requirements could expose us to criminal, civil and administrative charges. We believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Although we are not presently aware of any such liability that could be material to our business, financial condition or operating results, due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future.

Risks Relating to Our Ordinary Shares

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value our assets (averaged quarterly) are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse tax consequences to our U.S. shareholders, including gain realized on the sale of our ordinary shares being taxed at ordinary income rates rather than capital gain rates, and punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" with respect to our ordinary shares. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Based on an analysis of our assets and income, we believe that in 2015 we were not a PFIC. We currently expect that we will not be a PFIC in 2016. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2016 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see in Item 10.E below - "U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company".

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future; during the period from January 1, 2015 through February 29, 2016, the closing price of our ordinary shares ranged from $1.7 to $3.67 (See in Item 9 A below- "Price History of Ordinary Shares"). Our ordinary shares may experience significant market price and volume fluctuations in response to numerous factors, many of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	Investors' views of the attractiveness of our new products, especially the Gryphon;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	quarterly variations in our operating results;

•	market conditions relating to our customers’ industries;

•	announcements of technological innovations or new products by us or our competitors; for example, announcements concerning the potential of our Gryphon System;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements of significant claims or proceedings against us and developments in such proceedings or adverse decisions in pending litigation matters;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights and patent litigation;

•	additions or departures of our key personnel;

•	future offerings or sales of our ordinary shares;

•	large block transactions in our ordinary shares.

Securities class action litigations are being brought from time to time against companies following periods of volatility in the market price of their securities, and one was brought against us. Although this claim was dismissed, we cannot guarantee that similar litigation would not be brought against us in the future.

Our principal shareholder, Priortech Ltd. ("Priortech"), holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests.

Priortech beneficially holds 47.87% of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of the Company. Messrs. Rafi Amit and Mr. Yotam Stern, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien (including the estates of the deceased founders, the "Founding Members"), governing inter-alia joint voting at Priortech's general meetings of the shareholders and the right of first refusal among themselves, hold, as of February 29, 2016 aggregately 48.26% of the voting power at Priortech's general meeting of shareholders and as such may be deemed to control Priortech.

Our ordinary shares are traded on more than one market and this may result in price variations.

In addition to being traded on the Nasdaq Global Market, our ordinary shares are traded on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets take place in different currencies (U.S. Dollars on Nasdaq and NIS on TASE) and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

As a foreign private issuer we are exempted from certain US requirements and are permitted to follow certain home country corporate governance practices, instead of applicable SEC and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or Exchange Act, including, for example, rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Further, As a foreign private issuer we are permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity issuances and equity-based compensation plans and with respect to the Nasdaq requirement to have a formal charter for the compensation committee; See “Item 16G. Corporate Governance".

Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a US company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq Rules applicable to domestic issuers.

Risks Relating to Our Operations in Israel

Conditions in the Middle East and Israel may adversely affect our operations.

Our headquarters, sole research and development facility and one of our manufacturing facilities are located in the State of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by:

•	hostilities involving Israel;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a downturn in the economic or financial condition of Israel; and

•	a full or partial mobilization of the reserve forces of the Israeli army.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In addition, during the past six years Israel was engaged in several armed conflicts in the Gaza Strip, most recently in July 2014, and since the beginning of 2015  Israeli civilians and soldiers are experiencing a wave of knife, vehicle and gunfire attacks, carried out by Palestinian individuals mostly from areas controlled by the Palestinian Authority, but also from Eastern Jerusalem and other parts of Israel. Further, political turmoil and outbreaks of violence against the regimes experienced in the last couple of years in some Arab countries in the Middle East and North Africa, including Syria, Egypt and Jordan which border Israel, and the significant increase of hostile activities of ISIS, the Islamic State of Iraq and the Levant, in Syria, adjacent to Israel's northern border, and in the Sinai Peninsula, adjacent to Israel's southern border - all maintain a level of uncertainty in the region. Despite the multiparty agreement reached between Iran and world powers, reports of its continuing nuclear development program have further heightened the antipathy between Israel and Iran.

All of the above raise a concern as to the stability in the region which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Deterioration of relations with the Palestinian Authority has already started disrupting some of Israel's trading activities. Certain countries, as well as certain companies and organizations, primarily in the Middle East, but also in Malaysia and Indonesia, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example by way of sales opportunities that we could not pursue  or from which we will be precluded in the future. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions and could harm our results of operations.

Last, our business may be disturbed by the obligation of personnel to perform military service; Our employees who are Israeli citizens are subject to an obligation to perform reserve military service every once in a while, until they reach the age of 45 (or older, for reservists with certain occupations).In events of military conflicts, these employees may be called to active duty for longer periods of time In response to the increase in violence and terrorist activity in the past few years, there have been periods of significant call-ups for military reservists and it is possible that there will be further military reserve duty call-ups in the future. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

We can give no assurance that the political and security situation in Israel, as well as the economic situation, will not have a material adverse impact on our business in the future.

The Israeli government programs and tax benefits in which we participate or from which we receive benefits require us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which could increase our tax expenses.

We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions including "Approved Enterprise" status due to our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar programs in the future, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund any tax benefits already received. Further, these programs and tax benefits may not be continued in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. For information regarding the above-mentioned tax benefits, see below in see in Item 10.E – "Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959."

The government grants we received for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel and may expose us to payment of increased royalties in connection with such transfer.

We have received government grants from the Industrial Research and Development Administration (formerly and more commonly known as the Office of the Chief Scientist - the "OCS"), for the financing of a significant portion of our product development expenditures; As of December 31, 2015, the amount of unpaid grants received, including interest accrued by Camtek and liabilities assumed from Printar, but not including amounts accrued by Sela, stood at $6.3 million.

Even following full repayment of any OCS grants, and unless otherwise agreed by the applicable authority of the OCS, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and regulations promulgated there under (the "R&D Law").

Among other requirements of the R&D Law, including the obligation to pay royalties to the OCS, the R&D Law requires that the manufacture of products, which incorporate know how developed with OCS funds, be carried out in Israel, unless the OCS provides its approval for manufacture outside of Israel. This approval, if obtained, may be subject to various conditions, including the repayment of increased royalties. Transfer of the know-how developed with OCS funds and any right derived there from to third parties is generally prohibited, unless approved by the research committee of the OCS, in special cases, subject to the receipt of certain payments.

These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

For information regarding the above-mentioned and other restrictions imposed by the R&D Law and regarding grants received by us from the OCS (and the repayment thereof), see below in Item 4.B  - "The Industrial Research and Development Administration, formerly – the Israeli Office of Chief Scientist".

In 2010, a dispute has arisen between us and the OCS regarding repayment of an increased amount of grants pertaining to certain of our products, the manufacturing and assembly of which has been moved to a foreign subsidiary.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, Substantially all of whom reside outside the United States, , may be difficult to obtain within the United States. Furthermore, because the majority of our assets and the assets of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

Further, it may  be difficult to enforce civil liabilities under U.S. securities law in original actions instituted in Israel; Israeli courts may refuse to hear a claim based on a alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law could delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us; see item 10.B "Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law". Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. For more information on the provisions of Israeli law in these contexts, please see in Item 10.E - "Israeli Taxation." In addition, in accordance with the Restrictive Trade Practices Law, 1988 and the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see in Item 4.B  - "The Industrial Research and Development Administration, formerly – the Israeli Office of Chief Scientist".

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Item 4.	Information on the Company.

A.            History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987 and operate under the Companies Law. Our headquarters are located in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel, and our telephone number is 011-972-4-604-8100.  Other than Israel, we currently have operations in the Asia Pacific region, North America and Europe. Our agent for service of process in the United States is Camtek USA, Inc., located at 2000 Wyatt Dr., Santa Clara, CA 95054, Tel: (408) 986 9640. Our website is located at www.camtek.com. The information on our website is not incorporated by reference into this Annual Report. We have been a public company since July 2000; our ordinary shares are listed on the Nasdaq Global Market and on TASE (see below in Item 9.A. - "Offer and Listing Details").

In our first years of operation, we provided manual optical inspection equipment to address the needs of the printed circuit board ("PCB") industry. In September 2001, we acquired a developer and producer of automated optical inspection ("AOI") systems for the semiconductor fabrication industry. This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, in the fourth quarter of 2003, we shipped our first new Falcon system for the back end market in the semiconductor industry. The first revenue recognition of the Falcon system was in the second quarter of 2004. Applying our core technologies we have introduced three additional AOI product lines - the Condor, the Gannet and the Eagle. Sales of all four AOI product lines for the semiconductor industry have since accounted for a significant portion of our total sales. See below in Item 4.B - "Business Overview.”

Further, we engage in an additional field of activity as a result of our acquisition of the assets and certain liabilities of Printar in June 2009. Printar's two major fields of activity were: a functional ink technology system for application of identification nomenclature on certain PCBs and designated ink ("FIT Legend System") and a functional ink technology system and designated solder mask ink for application during production of PCBs. We evolved the latter technology, after extensive research and development efforts, into the Gryphon System, and believe that this technology can also be used in the future for various other applications in the field of electronic manufacturing. We have ceased manufacturing FIT Legend Systems, but still support an installed base of 9 active FIT Legend Systems and sell ink products used by FIT Legend Systems. In 2015 we signed an agreement with Printar, whereby our obligation for payment of $2,000,000 - conditional on certain terms relating to the sale of machinery based on the solder mask technology, if and when these products were commercialized - was replaced and paid off with a one time final payment of $425,000, paid to Printar primarily in shares of the Company. As a result, we recorded income in a sum of $1,457,000.

In 2009 we also completed the acquisition of Sela, which was engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Sela developed the Xact, a TEM sample preparation tool using adaptive ion milling (AIM™) technology. The first Xact system was sold in the first quarter of 2009, and sales of this system continued in 2010 and until 2013. The second generation of the Xact was introduced in the fourth quarter of 2011. In the fourth quarter of 2013 the Company announced that other than sale and support of existing Xact products it will not continue with further development of its Xact product line. In January 2015, the Company concluded a definitive agreement for the transfer of the Sela division activity (assets and liabilities) to a company fully owned by Sela's long time business manager, thereby effectively terminating any and all involvement of the Company in the Sela business (the "Sela Transaction").

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million.  In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 shares were sold to Priortech), in which we received net proceeds of $6.1 million. On August 23, 2005 we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI), which amount was repaid in full by August 2010. On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. In May 2015, we completed a public offering of our shares on Nasdaq in which we issued 4,655,982 shares at a price of $2.85 per share, raising net proceeds of $11.9 million.

For a discussion of capital expenditures, see Item 5.B - "Operating and Financial Review and Prospects– Liquidity and Capital Resources."

B.            Business Overview.

Our Business

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication and PCB industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

We design, develop, manufacture and market products mainly based on two core technologies: AOI and functional ink technology (“FIT”).

AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in the semiconductor fabrication industry as well as in the PCB industry. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

Our main FIT product is the Gryphon System.  The Gryphon System's technology (system and process) is designed to provide a high performance one-step, environment-friendly and relatively low-cost process in comparison with traditional solder mask and legend application methods. The process and system are currently undergoing qualifications at four selected customers' sites, following the completion of final testing at two selected customers' sites in 2014.  The Gryphon System and its proprietary technology enable us to offer our customers in the PCB industry a broader range of products, while relying on our existing operational, research and development, customer support and sales and marketing infrastructure.

During 2015, as part of our ongoing penetration efforts with the Gryphon System, we made some organizational changes in the structure of our PCB-related activity, and have integrated our two product lines for the PCB industry (AOI and FIT) - which were previously separately managed - into one business unit, in which each product line maintained its own R&D and operational team but the sales, marketing and management of both product lines were unified under one division. The purpose of this organizational change was to facilitate communication of industry requirements and customer feedback in order to enable a more effective development of solutions in accordance with these requirements.

Our global direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly-owned subsidiaries.

Our Markets

We target the semiconductor fabrication industry as well as the PCB industry, all part of the electronic packaging industries and the electronics supply chain.

The Semiconductor Industry

The semiconductor manufacturing industry produces integrated circuits on silicon wafers; each wafer contains numerous integrated dices containing electronic circuits which are functional devices. AOI is implemented at various stages along the manufacturing process at the front end, mid-end and the back end. Camtek serves the mid and back end of the process starting with probe mark inspection after the testing of the individual dice, inspecting the finished wafers for defects, inspecting and measuring the bumps and conducting post-dicing inspection. The surface inspection process looks for defects such as cracks, foreign materials or mechanical damage, and also ensures dimensional conformity, thus eliminating subsequent testing of defective products, increasing overall yield and reducing overall production costs.

In the fast growing advanced packaging market segment, the integrated circuits are attached to a substrate via an array of bumps, rather than being wire bonded. Wafers designed for such assembly inter-connect go through a process in which bumps ranging from 2 to 300 microns in height, or gold bumps of about 15-20 microns tall, are plated or stenciled on pads on the face of the integrated circuits. Camtek's AOI systems equipped with 3-D measurement capabilities are used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the integrated circuit or the substrate during the packaging process, leading to device failure. Each wafer has several million bumps that need to be inspected and measured, and AOI is becoming crucial to the manufacturing process.

A fast growing segment is "micro-electro mechanical systems" ("MEMS") which mainly serves the mobile and automotive markets, utilizing materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices, sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure product performance and reliability. This testing may constitute a significant amount of the overall product cost. Camtek's AOI is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as to confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

The complementary metal oxide semiconductor image sensors ("CIS") is another growing market segment used for mobile devices, automotive and security products. The requirements of this market call for a simultaneous increase in the number of pixels per each sensor and reduction in the size of each pixel, which requires the manufacturing process to have a high resolution inspection for every sensor. Camtek has developed special capabilities to address these requirements and its AOI systems are being used by the main CIS manufacturers.

The PCB and Integrated Circuit Substrate Industry

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

The trend towards compact, high-performance and highly reliable electronic products, such as mobile and smart phones, notebook computers, tablets and digital cameras, drives the demand for increased complexity and miniaturization of PCBs. In response to this demand, PCB manufacturers are producing multi-layer PCBs with increasingly narrow and dense lines, as well as boards with higher layer counts. Multi-layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi-layer boards are continuing to evolve with new technologies. Currently, high-end PCBs (excluding substrates) use conductive lines and spaces of 15 to 120 µm (microns). The scan time required to inspect a given PCBs surface increases substantially in relation to the reduction in line width.

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

Traditional solder mask application includes solder mask coating, in various methods, and photo imaging and is a five step process involving high production costs and time-consuming procedures. This process includes solder mask coating (in various methods) following by a drying stage, photo imaging step (exposure) followed by a development process and legend tiles printing (in various methods). Camtek's Gryphon System is a full digital manufacturing station for PCB solder mask and legend within the same process, allowing significant simplification of the solder mask process by the elimination of all the above steps due to its both FIT to Image alignment capabilities and direct deposition (by inkjet printing) of solder mask and legend tiles, which leads to faster cycle time and reduced operational costs.

The pursuit of electronic products that deliver more functionality, and at the same time are smaller, lighter and less power-consuming, drives the semiconductor industry to produce integrated circuits requiring more input/output connections. These dies must fit into smaller packages. The integrated circuit substrate industry, in turn, supports these trends with high-density interconnect substrates that serve as carriers for the integrated circuit dice, providing it mechanical and electrical connections to the PCB. These substrates feature conductive lines that are 5 to 25 µm (microns) in width. Although integrated circuit substrates are produced using technologies derived from those used for the production of traditional PCBs, the complexity and high density of these substrates require separate, specialized manufacturing facilities.

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

The complexity of integrated circuit substrates requires advanced inspection systems with high magnification power for detecting minuscule defects that hinder production yields. Optical inspection of integrated circuit substrates is implemented along the manufacturing process, where the substrates are still in panel form, similar to PCBs, and at the end of the production process, where the substrates are cut to strips or packed in trays. Due to the high integration level of today’s electronic products, defective substrates that pass un-detected may render the entire product unusable; if assembled in a mission-critical system, they may cause a catastrophic failure.

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

We offer a broad range of systems for automated optical inspection of semiconductor wafers, integrated circuit substrates and PCBs. We invest significant resources in research and development to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage and of our ability to adapt our technologies to evolving market needs comes from our design philosophy and applicable know-how in basing our products on software-intensive architectures.

AOI Systems for the Semiconductor Industry

Eagle

The Eagle AP is designed to support the fast growing advanced packaging market, using state of the art technologies, both software and hardware, that deliver superior 2D and 3D inspection and metrology capabilities on the same platform. The advanced packaging market uses a wide spectrum of bump types and sizes. The Eagle AP meets the current and future requirements in inspection and metrology including measurement of bumps down to 2µm (microns) and providing high throughput.

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

During 2015 we have decided to focus our semiconductor activity in the Eagle platform only, and gradually phase out all other product lines for this industry.

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

Falcon

Our Falcon systems are principally designed for the back end market of the semiconductor industry. The Falcon’s advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional issues or control the integrity of the interconnect and perform various metrology tasks.

AOI Systems for the PCB Industry

Our AOI products for this industry consist of four product lines: the Phoenix, Dragon and Orion for the inspection of inner and outer layers of PCB panels and ultra-fine-line integrated circuit substrate, and large area masks ("Pheonix Photo Tool", formerly known as "LAM") dedicated for inspection of artwork.

Phoenix

The Phoenix product family, introduced in November 2011, is designed to support a broad range of the most demanding PCB and integrated circuit substrate applications, while keeping pace with the dynamic technology changes in the industry. It enables customers to increase AOI room total yield and offers high performance in all AOI aspects. Phoenix models are optimized for specific PCB technology ranges – from mainstream circuits of typically 50 µm (microns) conductor line width, up to high density substrates having 5 µm (microns) wide conductive lines. The Phoenix product family is enhanced with Spark, which is Camtek's unique and powerful detection engine that provides high detection capabilities, while minimizing false calls. Spark's open architecture software enables easy adaptation to new applications and technology and supports critical dimensions detection.

Dragon

Dragon systems are high-throughput, automation-ready systems for inspection of all PCB types in a mass production environment. Dragon models are optimized for specific PCB technology ranges, from mainstream circuits of typically 100 µm (microns) conductor line width, up to high density substrates having 12 µm (microns) wide conductive lines. All Dragon models are designed to interface with automated material handling mechanisms provided by us or other automation suppliers. We believe that the combination of detection ability, scanning speed, real-time data collection for process control and automated material handling deliver outstanding value to customers. Some models of the Dragon product family are enhanced with Spark. The Dragon was first introduced in March 2003.

Orion

Orion systems are stand-alone AOI systems for high volume inspection of all PCB types designed to operate in "Inspectify™" mode of operation. Inspectify™ is a unique mode of operation enabling the operator to perform verification immediately after inspection on the same system, thus saving time and eliminating handling-related defects. The Orion family has evolved gradually since its introduction in 1999. All Orion models retain an ergonomic user interface that supports high productivity and flexibility, allowing successive on-line inspection and verification, or solely inspection followed by off-line verification on a separate station. Like the Dragon family, Orion models are dedicated for various PCB technology ranges. Some models of the Orion product family are enhanced with Spark.

Phoenix Photo Tool (formerly known as LAM)

The Phoenix Photo Tool inspection system (the "Phoenix PT") is specially designed for main-stream Photolithography Mask inspection. It offers advanced detection ability on Phoenix PT with down to 10 µm (microns) line to space width technology. The Phoenix PT incorporates advanced technology innovations to ensure the level of detection that these fine masks require at this critical production stage. Since large area masks are made of glass and transparent for light, the Phoenix PT contains specially designed image acquisition system, where the mask under inspection is located in between illumination sources and the digital camera.

Verification Systems

The CVR-100 is a stand-alone verification system designed for verification of panels after inspection on the Phoenix, Dragon or Orion AOI equipment.

Direct Functional Ink Technology (FIT)

Gryphon System

The Gryphon System is designed to replace the conventional solder mask and legend application lines for prototypes and high mix, low volume production. The Gryphon System offers manufacturers a flexible, high-performance digital printing technology solution, accompanied by a wide range of cost effective and technological benefits.

The Gryphon System incorporates state of the art printing technology, using a specially developed hybrid ink which was tailored to the tough requirements of the PCB industry and features two-color printing capabilities enabling both solder mask and legend titles in a one stop manufacturing station.

Customers

Our customer base includes the majority of the largest PCB manufacturers worldwide and 23 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located in 32 countries throughout Asia, Europe and North America. In 2015, 2014 and 2013, no individual customer accounted for more than 10% of our total revenues. In the integrated circuit substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our integrated circuit substrate customers are located predominantly in Taiwan and in the Asia Pacific region. In the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices. In the front end market of the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the device manufacturing processes.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars (In thousands)
China and Hong Kong	30,158	28,526	25,889
Taiwan	24,854	17,495	14,543
Korea	13,208	8,889	15,691
United States	10,219	12,518	11,705
Asia – Other	7,836	11,336	6,072
Japan	7,035	3,204	4,010
Western Europe	5,380	5,739	6,519
Rest of the world	585	606	976

Total	99,275	88,313	85,405

The following table shows our revenues classified by our sales to both industries for each of the last three years:

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars (In thousands)
Microelectronics	69,137	57,833	53,602
PCB	30,138	30,480	31,803

Total Revenues	99,275	88,313	85,405

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

From 2011 to 2013, and in January 2016 we signed several distribution rights agreements with different Japanese, European and North African companies, under which these companies sell, install and support our products in Japan, Europe and North Africa, respectively.

As of December 31, 2015, 63 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region in the last couple of years, we adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

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

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts four to twelve weeks. We utilize subcontractors for the production of subsystems. Since the beginning of 2010 our Falcon, Condor and Eagle systems have been manufactured by a single Israeli contractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months' of inventory of critical components used in the manufacture and assembly of our products. During times of rapid increase in demand in the semiconductor fabrication and PCB industries, the delivery time of suppliers in these industries is extended.  However, to date, we have been able to obtain sufficient units of these components to meet our needs in a timely fashion.

We have two manufacturing facilities: one in Migdal Ha’Emek, Israel, and another one in Suzhou, China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry.

Competition

The markets in which we operate are highly competitive. In the semiconductor industry, our main competitors are  KLA-Tencor Corporation, ATI Electronics Pty Ltd., Rudolph, Topcon Corporation, and Toray Industries Inc. In the PCB industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., Shirai Electronics Industrial Co. Ltd., ATI Electronics Pty Ltd. and local AOI vendors in China and Taiwan such as Machvision Inc., Optima Ltd., Ovitech and Jointpower Technology Co. Ltd.

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

•	Fast response to evolving customer needs;

•	Ability to maintain competitive pricing;

•	Product compatibility with customer automation environment; and

•	Strong pre- and post-sale support (applications, service and training) deployed in immediate proximity to customer sites.

We believe that we compete effectively on all of these factors.

The Industrial Research and Development Administration, formerly – the Israeli Office of Chief Scientist

The Government of Israel encourages research and development projects in Israel through the Industrial Research and Development Administration, formerly and more commonly known as the Office of Chief Scientist (OCS), pursuant to and subject to the provisions of the R&D Law.

Under the R&D Law, research and development projects which are approved by the Research Committee of the OCS are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed within the framework of such approved project. Once a project is approved, the OCS will award grants between 20-50% of the project’s approved budget, in exchange for royalties at a rate of 2% to 6% (depending on the date of approval of the project) of the proceeds from the sales of the products that were developed within the framework of such projects approved and funded by the OCS. These royalties must be paid starting from commencement of sales of such products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

Under the R&D Law, in previous years prior to 2000 we applied for and were granted R&D grants. As a recipient of such grants we were required to pay the OCS royalties ranging between 3% to 5% (plus LIBOR interest). In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we had fully repaid all our previously received grants from the OCS at such time.

Sela and Printar, from which we acquired businesses and assets, also received government grants from the OCS, prior to their acquisitions by us, for the financing of significant portion of their product development expenditures in previous years. , As part of their respective acquisitions, we also assumed their liabilities to the OCS in connection with such grants. In January 2015, as part of the transfer of the Sela activity, all of Sela's outstanding liabilities to the OCS, which then amounted to $2.4 million, were assumed by the transferee. As of the date of this Annual Report, the amount of non-repaid grants received by Printar stands at $6.3 million. In addition, in 2009 we received grants in the amount of $598,000 (as of the date of this Annual Report) in connection with Printar’s research and development program .

The R&D Law generally requires that a product developed under a grant program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel. Such approval may only be granted under various conditions, such as the repayment of increased royalties, in an amount equal to up to 300% of the total grant amount, plus applicable interest, or increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel.

In 2010, a dispute arose between us and the OCS regarding repayment of an unspecified increased amount of grants pertaining to certain of our products, the manufacturing and assembly of which has been moved to a foreign subsidiary. Based, among other matters, on the nature and/or quantities of products manufactured or assembled by our foreign subsidiary, and in conjunction with the opinion of our legal advisors, we believe that the probability that we will be required to pay this amount is less than 50%. Accordingly, no provision has been recorded in our financial statements in respect of this matter.

The R&D Law also provides that know-how developed with funds received from the OCS and any right derived there from may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The research committee operating under the OCS may approve the transfer of know how between Israeli entities, provided that the transferee undertakes all the obligations in connection with the R&D grant as prescribed under the R&D Law. In certain cases, such research committee may also approve a transfer of know how outside of Israel, in both cases subject to the receipt of certain payments, calculated according to a formula set forth in the R&D Law, in amounts of up to six (6) times the total amount of the grants plus applicable interest (in case of transfer outside of Israel), and three (3) times of such total amount (in case the R&D activity related to the know how remains in Israel). Such approvals are not required for the sale or export of any products resulting from such R&D activity.

Further, the R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient; it requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the R&D Law.  For this purpose, “control” means the ability to direct the activities of a company (other than any ability arising solely from serving as an officer or director of the company), including the holding of 25% or more of the Means of Control, if no other shareholder  holds 50% or more of such Means of Control.  “Means of control” refer to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the R&D Law. In addition, the rules of the OCS may require additional information or representations with respect to such events.

The R&D Law has been amended effective as of January 1, 2016. Under the amendment a new Industrial Research and Development Administration has been established and is in charge of implementing the governmental policy regarding the R&D Law (and has been given discretion in the implementation of the R&D Law for such purpose). However, and until prescribed otherwise, the existing provisions relating to the transfer of knowhow and manufacturing outside of Israel, as detailed above, shall remain in full force and effect with respect to benefits and funding approved or received prior to such date.

For a discussion of the effects of Israeli governmental regulations and our operation in Israel on our business, see "Risks relating to our Operations in Israel" in item 3.D above.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2015	2014	2013
	(U.S. Dollars in thousands)
Building and leasehold improvements	616	61	6
Machinery and equipment*	1,444	410	580
Office furniture and equipment	69	65	96
Computer equipment and software	429	336	1,446
Vehicle	87	-	-
Total	$2,645	$872	$2,128

* including transfer of inventory to fixed assets in the aggregate of $847,000, $309,000 and $271,000 in 2015, 2014 and 2013, respectively.

Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply to our business: Machinery Directive 2006/42/EC and EMC 2004/108/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor fabrication industry and production equipment producers, apply to us: SEMI S-2 (safety requirements for sale of equipment in the semiconductor fabrication) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor fabrication industry). We comply with the above-mentioned governmental regulations during the systems' design process, which is conducted in accordance with the Company's quality assurance manual ISO9001:2008. In addition, all modules of systems are tested by independent laboratories that certify their compliance with these governmental regulations and have required accreditation.

C.            Organizational Structure

Through its affiliated companies, our principal shareholder, Priortech, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of integrated circuit substrates. Based on sales, PCB Technologies Ltd., a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 47.87% of our outstanding ordinary shares. Our revenues from sales to affiliates and subsidiaries of Priortech totaled $109,000, $297,000, and $347,000 in 2015, 2014 and 2013, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties.

The following table shows the Company's subsidiaries, all of which are wholly owned by us or by our subsidiaries (except for Camtek HK Ltd., in which Priortech holds no more than one percent of the voting rights), together with each subsidiary's jurisdiction of incorporation, as of the date of this report:

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

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 33,200 square feet.

Aggregate office rent expenses in 2015 amounted to approximately $966,000.

Item 4A.                 Unresolved Staff Comments

None.

Item 5.           Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Segment Information

Until the end of of 2013, we operated under one reporting segment. As of the first quarter of 2014, following a change in the role of the Company's chief operating decision-maker (the "CODM") (see also in Item 6.B – "Compensation – Employment Agreements" below) the Company operates under two reportable segments.

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available and such information  is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company's CODM is its Chief Executive Officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating income.

The Company's reportable segments are as follows: semiconductor fabrication industry ("Microelectronics Segment") and PCB industry ("PCB Segment").

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

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication and PCB industries, principally based on two core technologies: AOI and FIT; see in Item 4.B "Business Overview- Our Business" above.

We sell our systems internationally. The majority of sales of our systems in 2015 were to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in such region.

In 2015, our sales to customers in the Asia Pacific region accounted for approximately 84% of our total revenues, including approximately 30% of our total revenues from sales in China and Hong Kong, 25% in Taiwan and 13% in Korea. We expect this trend of the major portion of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in "Longer sales process for new products may increase our costs and delay time to market of our products both of which may negatively impact our inventory and results of operations" under Item 3 - "Risk Factors" above and "Valuation of Inventory" under "Critical Accounting Policies" below). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

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

In the years 2015, 2014 and 2013 we wrote-off inventory in the amount of approximately $1.2 million, $0.5 million and $3.7 million, respectively. The write off amounts are included in the item line called "Cost of products sold", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $1.2 million in 2015 related to FIT product line and slow moving inventory; the write-off in the amount of approximately $0.5 million in 2014 related to (i) $0.2 million due to inventory and items associated with Sela's product line; and (ii) $0.3 million due to slow moving inventory. Inventory that is not expected to be converted or consumed in 2016 is classified as non-current. As of December 31, 2015, a $2.0 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Intangible assets as part of a business combination are recorded at their fair value and amortized based on their estimated revenue producing life span. Acquired in-process research and development is amortized starting at the initial date of recording revenues from the associated technology. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. In 2015, based on the Company’s annual impairment tests, we recorded an impairment of intangible assets in the amount of $40,000, related to the Printar acquisition. In 2014, based on the Company’s annual impairment tests, no impairment charge was recognized. (see Note 10 – "Goodwill and Intangible Assets, Net", of the consolidated financial statements).

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2015. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory”. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). The Company has not yet determined the potential effects of the adoption of ASU 2015-11 on its Consolidated Financial Statements.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company has not yet determined the potential effects of the adoption of ASU 2015-17 on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02 “Leases”. ASU 2016-02 established a comprehensive new lease accounting model. The new standard clarifies the definition of a lease, requires a dual approach to lease classification similar to current lease classifications, and causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than twelve months. The new standard is effective for interim and annual periods beginning after December 25, 2018. Early adoption is permitted. The new standard requires a modified retrospective transition for capital or operating leases existing at or entered into after the beginning of the earliest comparative period presented in the financial statements, but it does not require transition accounting for leases that expire prior to the date of initial application. The Company has not yet determined the potential effects of the adoption of ASU 2016-02 on its Consolidated Financial Statements.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31
	2015	2014	2013
Revenues	100.0%	100.0%	100.0%
Cost of revenues	56.6%	53.6%	59.7%
Gross profit	43.4%	46.4%	40.3%
Operating expenses:
Research and development, net	15.0%	16.3%	16.8%
Selling and marketing	16.3%	16.2%	16.3%
General and administrative	7.4%	8.0%	9.9%
Restructuring costs	(1.5)%	0.1%	(6.0)%
Goodwill impairment	1.6%	0.0%	1.9%
Other expenses	14.7%	0.0%	0.0%
Total operating expenses	53.5%	40.6%	39.0%
Operating income (loss)	(10.1)%	5.8%	1.3%
Financial income (expenses), net	(1.9)%	(1.4)%	(2.0)%
Income tax (expenses) benefit	1.8%	(0.7)%	0.7%
Net income (loss)	(10.2)%	3.8%	0.0%

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

Revenues. Revenues increased by 12% to $99.3 million in 2015 from $88.3 million in 2014. Sales of all products increased by 18% to $84.1 million in 2015 from $71.4 million in 2014.

In 2015, product sales to the PCB Segment increased by 1% and product sales to the Microelectronics Segment increased by 24%, compared to previous year. Within the Microelectronics Segment, AOI-related product revenues increased by 24% compared to previous year, from $51.1 million to $63.4 million, while Sela-related product sales increased by 26%, from $0.9 million to $1.1 million. The Sela products sold during 2015 were the last remaining products in our inventory, considering the termination of our involvement in the Sela business. The mixture of products sold and their configuration and throughput varieties make it difficult to estimate average selling prices and pricing trends.

Service fees decreased by 10% to $15.2 million in 2015 from $16.9 million in 2014. The decrease in service fees was mainly a result of the termination of our involvement in the Sela business.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $43.1 million in 2015 from $41 million in 2014, an increase of $2.1 million, or 5%,. Our gross margin decreased to 43.4% in 2015, compared to a gross margin of 46.4% in 2014, partly due to the combination of products sold. In addition, in 2015 we reported an inventory write-off in the amount of approximately $1.2 million compared with an inventory write-off in the amount of $0.5 million reported in 2014, mostly with respect to one-color Gryphon products from the FIT product line.  Our gross profit on product sales increased by $3.7 million - to $39.2 million in 2015 from $35.5 million in 2014. Our gross profit on service revenue decreased by $1.6 million - to $3.9 million in 2015 from $5.5 million in 2014, primarily due to decreased service revenue.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2015 increased to $14.9 million from $14.4 million in 2014.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 10% to $23.6 million in 2015 from $21.4 million in 2014,  mainly due to an increase in agents’ commissions and in professional services.

Reorganization and impairment. During 2015 impairment charges of $1.6 million were recognized in respect of Printar-related goodwill and intangible assets. This was offset by an income of $1.4 million related to the agreement settling our obligation to Printar. As of January 2015 we ceased all active involvement in the Sela business pursuant to the Sela Transaction. For more information regarding the agreement with Printar and the cessation of the Sela activity see Item 4 – "History and Development of the Company".

Loss from litigation. On February 3, 2016, the United States Court of Appeals for the Federal Circuit entered its judgment regarding the Company's appeal in the patent infringement case of Rudolph against the Company regarding the Falcon systems. The Company has recorded a reserve for the awarded amount in its financial statements for year 2015.

Financial Expenses, Net. We had net financial expense of $1.9 million in 2015, compared to net financial expense of $1.2 million in 2014. These changes mainly relate to interest on the bond posted with the United States Court of Appeals in connection with the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings"). Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $0.8 million in 2015 compared to $0.5 million in 2014.

Provision for Income Taxes. Income tax benefit (expense) was $1.8 million in 2015 and $(0.6 million) in 2014; the increase is mainly attributed to the creation of deferred tax assets in respect of the loss from litigation.

Net Income (Loss). We realized a net loss of $10.1 million in 2015 compared to a net income of $3.3 million in 2014, in light of the factors discussed above.

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Revenues. Revenues increased by 3% to $88.3 million in 2014 from $85.4 million in 2013. Sales of all products increased by 5% to $71.4 million in 2014, from $68 million in 2013.

In 2014, product sales to the PCB Segment did not change and product sales to the Microelectronics Segment increased by 7% compared to previous year. Within the Microelectronics Segment, AOI-related product sales increased by 24% compared to previous year, from $41.1 million to $51.1 million, while Sela product- related sales decreased by 88% compared to previous year, from $7.3 million to $0.9 million, mainly as a result of our decision to discontinue the development of the next generation of the Xact system. The mixture of products sold and their configuration and throughput varieties make it difficult to estimate average selling prices and pricing trends.

Service fees decreased by 3% to $16.9 million in 2014 from $17.5 million in 2013, mainly as a result of a decrease in services to the PCB industry.

Gross Profit. Our total gross profit increased by $6.6 million, or 19%, from $34.4 million in 2013 to $41.0 million in 2014,. Our gross margin increased to 46.4% in 2014, compared to 40.3% in 2013, partly due to the combination of products sold. In addition, in 2014 we reported an inventory write-off in the amount of approximately $0.5 million compared to an inventory write-off in the amount of $3.7 million in 2013, mostly relating to our decision to cease our Sela operations. Our gross profit on product sales increased by $6.3 million, to $35.5 million in 2014 from $29.2 million in 2013. Our gross profit on service revenue increased by $0.3 million, to $5.5 million in 2014 from $5.2 million in 2013, primarily due to reduced material consumption.

Research and Development Costs. Total research and development expenses for 2014 were $14.4 million, the same as for 2013.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 4%, to $21.4 million in 2014 from $22.4 million in 2013, mainly due to a reduction in salary expenses and professional services.

Reorganization and impairment. During 2014 no impairment charges relating to the Sela and the Printar acquisitions were recorded. During 2013, we reviewed the business outlook of the Sela activity and decided to cease our development, production and marketing efforts for these product lines and, accordingly, recorded a charge of $3.5 million.

Financial Expenses, Net. We had net financial expense of $1.2 million in 2014, as compared to a net financial expense of $1.7 million in 2013. These changes relate mainly to the decrease in revaluation of contingent consideration and our liability to the OCS. Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $546,000 in 2014 compared to $188,000 in 2013.

Provision for Income Taxes. Income tax expense was $0.6 million in each of 2014 and 2013, relating mainly to the income from deferred taxes recorded in 2013 as a result of the reversal of valuation allowances.

Net Income. We realized a net income of $3.3 million in 2014 compared to $0 in 2013, in light of the factors discussed above.

B.	Liquidity and Capital Resources

Our cash and cash equivalent balances totaled approximately $30.8 million in 2015 and $18.2 million in 2014, in addition to $7.9 million which was classified as short term restricted deposits in 2015 (compared to $8.6 million in non-restricted deposits in 2014). Our cash is invested in bank deposits spread among several banks, primarily in Israel.  The 2015 amounts do not reflect our obligation to pay a litigation expense of $14.6 million, which was recorded as a liability on December 31, 2015 and is expected to be paid in the first quarter of 2016.

From our inception through December 31, 2015 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $11.9 million in a public offering of our shares in May 2015.

Our working capital was approximately $53.2 in 2015 and $51.8 million in 2014. The increase is mainly attributed to the increase in cash and cash equivalents.

Our capital expenditures during 2015 were approximately $1.9 million, mainly due to operating activities.

In March 2015 a $15 million bond was posted with the United States Court of Appeals in connection with the Company's appeal in the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings" below). The bond was secured by guarantee from Bank Mizrahi in respect of which the Company was required to place $7.9 million in a restricted deposit. In addition, this guarantee is secured by a lien that was previously placed on the Company’s facility in Israel, in accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi. Pursuant to the Supreme Court's final judgment from February 3, 2016 in favor of Rudolph, the Company will pay damages in the sum of $14.5 million plus interest, totaling approximately $14.6 million, payment which will have an adverse effect on our capital resources and might require us to seek additional credit facilities or debt or equity financing to support the growth of our business.

On August 12, 2008, our Board of Directors authorized a share repurchase program, involving the repurchase from time to time of our ordinary shares, in a sum not to exceed a total aggregate price of $2 million. The timing and exact number of shares purchased will be at the Company's discretion. The buyback of shares may occur in open market, negotiated or block transactions. We do not intend to purchase any shares from our management team or other insiders. This share repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time. There were no purchases in 2015 and as of the date of this Annual Report there is no intention to buy shares. As of December 31, 2015, $0.93 million remains out of the $2 million authorized for the share repurchase program.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements for at least the next 12 months. If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in "We have incurred major losses in past years and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems" under "Risk Factors" in Item 3 above).

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2015, 2014 and 2013 totaled $1.5 million, $6.0 million and $4.7 million, respectively.

During 2015, cash provided by operating activities was primarily attributed  to a net income, adjusted to exclude the effect of non-cash charges of $14.6 million relating to a patent litigation, an increase in inventory of $4 million, and an increase of trade accounts payable of $2.3 million, partially offset by an increase in trade accounts receivable of $4.7 million, the revaluation of contingent liabilities and interest expenses on liabilities to the OCS of $0.9 million and an increase in deferred tax benefit of $2.4 million.

During 2014, cash provided by operating activities was primarily attributed to a net income of $3.3 million, a decrease in trade accounts receivable of $5.2 million and an increase in trade accounts payable of $1.7 million, partially offset by an increase in inventory of $5.9 million.

During 2013, cash provided by operating activities was primarily attributed to a net income (adjusted to exclude the effect of non-cash charges) of $5.6 million, a decrease in inventory of $5.5 million, and an increase in other current liabilities of $1.9 million, partially offset by an increase in trade accounts receivable of $3.8 million, the revaluation of contingent liabilities and interest expenses on liabilities to the OCS of $3.7 million and an increase in deferred tax benefit of $1.4 million.

Cash flow from investing activities

Cash flow used in investing activities in 2015 was $0.4 million, primarily due to investment of $1.9 million in fixed and intangible assets offset by $1.4 million released from short term deposits. Cash flow used in investing activities in 2014 was $3.3 million, primarily due to investment in short term deposits. Cash flow used in investing activities in 2013 was $0.8 million, primarily due to investment of $2.0 million in fixed and intangible assets offset by $1.2 million released from short term deposits.

Our capital expenditures in 2015 were used primarily for investment in electronic equipment, machinery and a new clean room in our facility in Israel. Our capital expenditures in 2014 were used primarily for investment in electronic equipment and for the maintenance of our facilities in Israel and China.

Cash flow from financing activities

Cash flow provided by financing activities in 2015 was $11.8 million, mainly due to the public offering of our shares in May 2015.

Cash flow used in financing activities in 2014 was $0.3 million, mainly due to the repayment of contingent liability and payment to the OCS, offset by proceeds from exercise of share options.

Cash flow used in financing activities in 2013 was $6.0 million, mainly due to the repayment of long term and short term loans offset by income of $1.2 million from share issuances.

Effective Corporate Tax Rate

Camtek's production facility in Israel has been granted "Approved Enterprise" status under the Investment Law (as defined in Item 10 below). We participate in the Alternative Benefits Program and, accordingly, income from our Approved Enterprise will be tax exempt for a period of 10 years, commencing on the first year in which the Approved Enterprise first generates taxable income, due to the fact that we operate in Zone "A" in Israel.

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

Camtek has been granted the status of Approved Enterprise, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period which ended in 2014. In addition, Camtek has elected 2010 as the year of election for a period ending 2021 (collectively, "Programs").

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011. For more information, see Item 10.E – "Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959."

Out of Camtek's retained earnings as of December 31, 2015 approximately $18.3 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $9.7 million are tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2015, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $4.6 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $2.4 million. These amounts would be recorded as an income tax expense in the period in which we would declare the dividend.

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

Inflation and Foreign Currency Fluctuation

The currency of the primary economic environment in which our operations are conducted is the U.S. Dollar. Most of our revenues are derived in U.S. Dollars. Part of our materials and components are purchased in U.S. Dollars. Most of our marketing expenses are also denominated in U.S. Dollars. Our product prices in most countries, except in Europe, Japan and part of our revenues from products in China, are denominated in U.S. Dollars. However, most of our service income is denominated in local currency. Due to the fact that our financial results are reported in U.S. Dollars, if there is a significant devaluation in the local currency in Europe, Japan or China, as compared to the dollar, the prices of our products will decrease and negatively affect our revenues and income. The opposite effect occurs when the dollar increases in value in comparison to these currencies. As most of our revenues are denominated in U.S. Dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a significant portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. As a result, we bear the risk that our NIS costs, as expressed in U.S. Dollars, will increase to the extent of any appreciation of the NIS in relation to the dollar and have an effect on our net income. In 2015 we did not experience significant fluctuations of the NIS in relation to the dollar. In 2014 we experienced depreciation of the NIS in relation to the dollar, which decreased our personnel, subcontractors, materials and facility-related costs expressed in U.S. Dollars. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the CNY/U.S. Dollar exchange rate may affect our revenues and level of expenses. In order to secure part of the risk, we engage in hedging transactions from time to time.

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

Our research and development efforts are primarily focused on:

•	Increasing the throughput, resolution and accuracy of our Gryphon System in accordance with feedback received from customers;

•	increasing the throughput of our AOI systems;

•	improving our defect detection capabilities;

•	reducing the number of false alarms while simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	providing unique technological solutions to our customers; and

•	adding capabilities to expand our market segments.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi-disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2015, we had 97 employees engaged in research and development, almost all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our research and development expenses were $14.9 million, $14.4 million and $14.4 million for the years ended December 31, 2015, 2014 and 2013, respectively, representing 15%, 16%, and 17% of the total revenues for the years then ended.

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

We have 93 patents pending worldwide and 9 U.S. provisional applications. In addition, we have 104 registered patents in the following countries: the United States (44), Israel (12), Europe (1), Korea (4), Japan (5), Singapore (1), China (17) and Taiwan (20). These patents relate to our proprietary technology and know-how developed for AOI and Functional Digital Printing tools in the Semiconductor, PCB High Density Interconnect PCBs ("HDI") and IC Substrates industries. We also have 10 registered trademarks in Israel.

D.	Trend Information

The semiconductor fabrication industry as well as the PCB industry are cyclical and highly influenced by weakness or uncertainties in global economic conditions. While 2013 was a volatile year which was characterized by a relatively slow pace of business, moderately improving towards the second half of 2013, the trend of improvement continued during 2014 and 2015, which were characterized by general improvement in the Semiconductor industry and increased capital expenditures spending of the major manufacturers and OSATs. One of the key drivers for this trend was emerging new technologies such as advanced packaging. Although global economic uncertainties are still evident we believe that this positive momentum will continue into 2016. For specific trend information regarding each of the markets in which we operate see Item 4.B - "Our Markets", above.

Following a successful completion of beta testing phase at two beta sites in 2014, the Gryphon  Systems are undergoing qualifications at four customers' sites. We believe that the commercialization of our Gryphon Systems may have a significant potential effect on our business; see also "We may face challenges in the process of commercialization and market penetration of the Gryphon System, which could have a material adverse effect on our operating results and plans to further expand our business" under "Risk Factors" in Item 3, above.

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

As of December 31, 2015, minimum future rental payments under such non-cancelable operating lease agreements were approximately $2.2 million.

F.	Contractual Obligations and Other Commercial Commitments.

As of December 31, 2015, we had contractual obligations and commercial commitments of:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Purchase obligations (1)	8,959	8,959	-		-
OCS	4,778	10	2,132	1,988	648
Severance obligation	772	-	-	-	772
Other long-term obligations (2)	2,203	1,374	739	90	-
Total	16,712	10,343	2,871	2,078	1,420

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.

(2)
In 2013, we entered into a framework agreement for non-cancelable operating leases for vehicles for a period of 36 months.  In 2015, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2015, the minimum future rental payments (including future vehicle rental by our subsidiaries) were approximately $0.8 million.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2015, minimum future rental payments under these leases amounted to $1.1 million.

Other long-term liabilities include approximately $0.3 million in staff rent.

Item 6.	Directors, Senior Management and Key Employees

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	67	Chairman of the Board of Directors and Chief Executive Officer
Yotam Stern	63	Director
Gabi Heller	51	Director
Rafi Koriat	69	Director
Eran Bendoly	51	Director
Moshe Eisenberg	49	Vice President – Chief Financial Officer
Ramy Langer	62	Vice President – Semiconductors
Amir Tzhori	48	Vice President – PCB (AOI and FIT) Manager and President of Camtek China
Moshe Grencel	62	Vice President – Operations

Set forth below is a biographical summary of each of the above-named directors and senior management.

Rafi Amit has served as our Active Chairman of the Board of Directors since August 2010 and also as our Chief Executive Officer as of January 2014. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board of Directors since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. As of November 2012 Mr. Stern also serves as Chief Executive Officer of PCB Technologies Ltd., our affiliate which is also controlled by Priortech. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Gabi Heller has served on our Board of Directors since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd., an investment company holding two technology incubators, traded on the Singapore Exchange Ltd. as of November 2015. From 1994 until 2010 Ms. Heller served as the Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE.  Ms. Heller currently serves on the Boards of Directors of Kerur Holdings Ltd and Elco Holdings Ltd, both traded on TASE, and on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Counsel. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

Rafi Koriat has served on our Board of Directors since September 2006 and is the Chairman of our Audit Committee and Compensation Committee. Mr. Koriat has extensive experience as Chief Executive Officer and Board member in companies in the fields of semiconductor assembly and processing equipment, optical network components and nanotechnology and as Co-Chairman of NanoIsrael International Conference; Prior to his present position as founder and Chief Executive Officer of Korel Business Ltd., which specializes in strategic management and positioning of high tech companies and management, Mr. Koriat was Chief Executive Officer of Lambda Crossing Ltd. engaged in the development and manufacturing of optical components for the networks (2001-2006), and Founder and Chief Executive Officer of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California (1992-2001); both companies are engaged in the development and manufacturing of advanced front-end semiconductor capital equipment. Previously, Mr. Koriat worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc., mostly at the headquarters in the United States and earlier in Israel, and held executive positions including Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), all three under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology and a M.Sc. from Drexel University in Philadelphia, Pennsylvania, and has completed an Executive Management Program at Stanford University.

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

Amir Tzhori has served as our Vice President - PCB (AOI) Manager and President of Camtek China since December 2010, and, as of 2015, following the resignation of Dr. Boaz Nitzan from his position as Vice President FIT Division and the subsequent unification of the PCB (AOI) and FIT divisions into the PCB Division, Mr. Tzhori serves as our Vice President PCB Division. From July 2008 to July 2010, Mr. Tzhori served as President of Camtek Imaging Technology, one of our subsidiaries in China. From July 2005 until July 2008 Mr. Tzhori served as Vice President Operations and COO of Camtek Hong Kong. Previously Mr. Tzhori served as Marketing Manager for Applied Materials and held several managerial positions for Camtek USA. Mr. Tzhori holds a B.Sc. in Mechanical Engineering from the Tel-Aviv University and an MBA from Kellogg Northwestern University and the Tel Aviv University.

Moshe Grencel has served as our Vice President Operations since January 2007. From 2004 until 2006 Mr. Grencel served as Executive Vice President of Supply Chain in Delta Galil, a leading company in the textile industry. From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer.  From 1983 until 2000, Mr. Grencel held various executive positions at Elscint Ltd., a medical diagnostic equipment manufacturer. Mr. Grencel holds a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this section A (Directors and Senior Management).

B.	Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2015 to all persons listed in Section A above (Directors and Senior Management), in addition to Dr. Boaz Nitzan, who was our Vice President FIT Division, was approximately $2.4 million, which includes $0.2 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan which includes our executive officers. The plan is based on our overall performance, the particular unit performance and individual performance. A non-material portion of the performance objectives of our executive officers are qualitative. The measureable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, operating or net income and collection. The plan for our executive officers is reviewed and approved by our Compensation Committee and Board of Directors annually, as is any bonus payment to an executive officer made under such plan.

Other than payment of fees to our independent directors in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), reimbursement for expenses and the award of share options, we do not compensate our directors for serving on our board of directors. Messrs. Rafi Amit and Yotam Stern did not receive any additional compensation for their service as our directors; see in item 6.C below "Board Practices "-"Remuneration of Directors".

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated office holders (as such term is defined in the Companies Law; see below under C. Board Practices – External Directors – Qualification) during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders". .All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position(1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)(5)	Other (USD) (6)	Total (USD)
Amir Tzhori	219,434	64,993	(48,900) 27,877	224,335	536,639
Rafi Amit	259,206	93,450	(258,136) 74,419	100,209	527,284
Moshe Eisenberg	251,945	40,598	(89,650) 44,625		337,168
Ramy Langer	231,660	39,533	(48,900) 41,832		313,025
Moshe Grencel	219,882	37,864	(24,450) 16,955		274,701
Total	1,182,127	276,438	(470,036) 205,708	324,544	1,988,817

(1)	All Covered Office Holders are employed on a full-time (100%) basis, except for Mr. Amit who dedicates 90% of his time to his role as our Active Chairman of the Board and Chief Executive Officer.
(2)
Salary cost includes the Covered Office Holder's gross salary plus payment of social benefits made by the Company on behalf of such Covered Office Holder. Such benefits may include, to the extent applicable to the Covered Office Holder, payment, contributions and/or allocations for saving funds (e.g. Managers' Life Insurance Policy), education funds (referred to in Hebrew as "Keren Hishtalmut"), pension, severance, risk insurances (e.g. life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurance and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company's policies.

(3)
Represents annual bonuses paid in accordance with the Covered Office Holder's performance of targets as set forth in his bonus plan and approved by the Company's Compensation Committee and Board of Directors.

(4)	Bracketed numbers represent the fair value on the grant date of equity based compensation granted to the Covered Office Holder during the year ended December 31, 2015.
(5)
Represents the equity based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2015 for each Covered Office Holder, based on the options' fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation

(6)
Includes relocation expenses which may consist of, to the extent applicable to the Covered Office Holder: housing, schooling, car, medical insurance and travel expenses for the Covered Office Holder and family members residing with him abroad.

Employment Agreements

We maintain written employment agreements with our employees, including all of our executive officers, that contain customary provisions, including non-compete and confidentiality agreements.

Effective May 26, 2015 we entered into Mr. Amit's Amended Agreement with Mr. Amit, who currently serves as our Chairman of the Board of Directors and Chief Executive Officer, replacing our previous agreement with him, executed January 1, 1998. Mr. Amit's Amended Agreement has a two-year term, contains confidentiality provisions for the term of Mr. Amit's services and thereafter, and non-compete provisions for the term of Mr. Amit’s services and for a six month period after the termination of his services. Furthermore, Mr. Amit's Amended Agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, during or in connection with his services, is our sole property. As of January 6, 2014, following the decision of Mr. Roy Porat, our former Chief Executive Officer, to step down from his position and upon the conclusion of a limited transition period and receipt of shareholder approval in March 2014, all responsibilities previously held by Mr. Porat were delegated to Mr. Amit in his capacity as our Active Chairman of the Board, without any further amendment of his terms of employment. Between August 2010 and May 2015, Mr. Amit served as our Active Chairman on a 75% basis, and effective as of May 26, 2015, following the receipt of shareholder approval of Mr. Amit's Amended Agreement in August 2015, such scope of services provided by Mr. Amit was increased to 90%. Under Mr. Amit's Amended Agreement, Mr. Amit's compensation includes the following components, as approved by our shareholders: (i) annual base salary in the amount of $313,133 (reflecting said 90% scope of services); (ii) annual bonus: our Compensation Committee and Board of Directors approved that Mr. Amit's annual on target cash bonus for the years 2015-2017 shall be equal to six monthly salaries, based on achievement of pre-determined criteria. In 2015, Mr. Amit received a cash bonus for the year 2014, in accordance with his performance measured against pre-determined criteria set by our Compensation Committee and Board of Directors. In addition, following the approval of our compensation committee, board of directors and our shareholders, in 2015, Mr. Amit was granted 161,335 options.

As our Active Chairman, Mr. Amit's responsibilities shall be set by the Company's Board of Directors but in general shall include responsibility over strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company. Mr. Amit's Amended Agreement may be terminated by the Company at any time, by written notice of termination delivered to Mr. Amit six months in advance. We may, however, immediately terminate the engagement of Mr. Amit in various circumstances, including a breach of fiduciary duty. As Mr. Amit may be deemed, together with a third party, to control the Company (as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech), in accordance with the Companies Law, his terms of employment must be approved by the Company's shareholders not less than every three years.

C.	Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee, internal auditor and approvals of interested parties transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer such as us may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members; See under Risk Factors in Item 3.D – As a foreign private issuer we are permitted to follow certain home country corporate governance practices, instead of applicable SEC and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers. For information regarding home country rules followed by us see Item 16G - Corporate Governance.

General Board Practices

Our Articles of Association ("Articles") provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of five directors.

The board retains all the powers in managing our Company that are not specifically granted to the shareholders; for example, the board may make decisions to borrow money for our Company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

The board may pass a resolution when a quorum is present, and by a vote of at least a majority of the directors present when the resolution is put to vote. A quorum is defined as at least a majority of the directors then in office who are lawfully entitled to participate in the meeting but not less than two directors. The Chairman of the board is elected and removed by the board members. Minutes of the board meetings are recorded and kept at our offices.

The Board may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed an audit committee and a compensation committee – each such committee has three members.

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

Terms and Skills of Directors

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

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Messrs. Rafi Amit, Yotam Stern and Eran Bendoly were re-appointed at our 2015 annual general meeting of shareholders following their recommendation by the Company's independent directors and are each serving an approximately one-year term, which is due to expire at our 2016 annual general meeting of shareholders. As Mr. Eran Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not summon a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

Independent Directors

Under the Nasdaq Rules, a majority of our directors is required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of a company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of a company or its affiliates. Ms. Gabi Heller and Messrs. Rafi Koriat and Eran Bendoly qualify as  independent directors under the Nasdaq Rules.

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

Qualification. To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder (and in a company that does not have a shareholder or an affiliated group of shareholders holding 25% or more of the company’s voting rights, such person may not have any affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company). In general, the term "affiliation" includes: an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder; "Control" is defined in the Israeli Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the "controlling power" in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to possess control.The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer..

In addition, no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to a former external director.

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

An external director can be removed from office only by: (i) the same majority of shareholders that is required to elect an external director; or (b) a court, and provided that either (a)  the external director ceases to meet the statutory qualifications with respect to his or her appointment, or (b) the external director violates his or her duty of loyalty to the company. The court may also remove an external director from office if he or she is unable to perform his or her duties on a regular basis.

An external director who ceases to possess any qualification required under the Companies Law for holding the office of an external director must inform the company immediately and his/her office shall terminate upon such notice.

In general, external directors serve a three-year term, which may then be extended for two additional three-year periods. Thereafter, in accordance with regulations promulgated under the Companies Law, an external director may be appointed for additional terms of service of not more than three years each provided that: (a) a company's audit committee, followed by the board of directors, have approved that considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment for an additional term of service is beneficial to the company; (b) the appointment for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

Re-election of an external director may be effected through one of the following mechanisms:

1.	a shareholder holding one percent or more of a company's voting rights proposed the re-election of the nominee;
2.	the board of directors proposed the re-election of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or
3.	the external director who is up for renewal has proposed himself or herself for re-election.

With respect to mechanisms 1 and 3 above, the re-election is required to fulfill all of the following terms: (i) to be approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of controlling shareholders and shareholders who have a personal interest in approving such nomination resulting from their relations with the controlling shareholders; (ii) to include votes cast in favor of the re-election by such non-excluded shareholders constituting more than two percent of the voting rights in the Company; and (iii) the external director is not a related or competing shareholder or a relative of such a related or competing  shareholder, at the time of the appointment, and does not and did not have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A ‘related or competing shareholder’ is a shareholder proposing the re-appointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided that at the time of the re-appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the Company or are competitors of the Company.

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated there under, (1) each external director must have either "accounting and financial expertise" or "professional qualifications" and (2) at least one of the external directors must have "accounting and financial expertise". A director with "accounting and financial expertise" is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with "professional qualifications" is a person who meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

Compensation. An external director is entitled to compensation as provided in the Remuneration Regulations and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company. For more information, please see “Remuneration of Directors” below.

Our External Directors. Ms. Gabi Heller and Mr. Rafi Koriat were initially appointed as our external directors in September 2006. They served three consecutive three-year terms which expired in September of each of the years 2009, 2012 and 2015. Following resolutions by our Audit Committee and Board of Directors, to approve and to recommend that, considering the expertise and special contribution of each of Ms. Heller and Mr. Koriat to the work of the Board of Directors and its committees, the appointment of each of them for an additional term as external director would be beneficial to the Company, Ms. Gabi Heller and Mr. Rafi Koriat were re-elected at our 2015 annual general meeting of shareholders for a further three-year-term, which will expire in September 2018. Our Board of Directors has determined that Ms. Heller has the “accounting and financial expertise” and that Mr. Koriat has the “professional qualifications" required by the Companies Law.

Remuneration of Directors

Directors’ remuneration should be consistent with our compensation policy for office holders (see below) and requires the approval of the compensation committee, the board of directors and the shareholders (in that order). Notwithstanding the above, under special circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the  compensation policy, provided that such arrangement is approved by a special majority of the company’s shareholders, including (i) at least a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

In addition, according to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the compensation committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the regulations. However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and participation remuneration and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

Further, according to other regulations promulgated under the Companies Law with respect to relief in approval of certain related party transactions (the "Relief Regulations"), shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from shareholders’ approval requirement, by way of submitting a written objection to the company not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above external directors,

We pay each of our external directors, as well as Mr. Bendoly, who qualifies as an independent director, for their service as directors and their participation in each meeting of the Board or Board's committees, a fixed annual fee, a fixed participation fee and reimbursement of expenses. These cash amounts are subject to a bi-annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the amount of its capital, and currently stand at: NIS 70,991 (approximately $18,193) as annual fee and NIS 2,565 (approximately $657) as an in-person participation fee, NIS 1,539 (approximately $394) for conference call participation and NIS 1,283 (approximately $329) for written resolution. Messrs. Rafi Amit and Yotam Stern do not receive any payment with respect to their service as our directors.

In addition, in previous years (and, in 2015, to Mr. Amit - see in item 6.B above – "Compensation – Employment Agreements") we have granted options to our directors. The following table sets forth the options granted to each of our directors, exercisable as of March 17, 2016:

Name	Number of Options Exercisable as of March 17, 2016
Rafi Amit	71,146
Yotam Stern	30,000
Rafi Koriat	5,000
Gabi Heller	5,000

The options were granted pursuant to our then in effect option plan and in accordance with the grant terms included therin. For additional information regarding the main terms of the option grants, please see in item 6.E below – "Share Ownership – Option Plans and Restricted Share Unit Plan"

Committees of the Board of Directors

Audit Committee

SEC and Nasdaq Requirements. In accordance with the Securities Exchange Act of 1934, rules of the SEC under the Exchange Act and Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation from the Company (other than directors' fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company's (or  subsidiary's) financial statements during the past three years; and (v) financially literate and one of whom has been determined by the board to be the audit committee financial expert.. The duties and responsibilities of the audit committee under the Nasdaq Rules include: (i) recommending the appointment of the Company's independent auditor to the board of directors, determining his compensation and overseeing the work performed by him;(ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

We have adopted an audit committee charter as required by the Nasdaq Rules.

Companies Law Requirements. Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors. In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or a relative thereof; (iii) any director employed by or providing services or a regular basis to the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder ("Non-Permitted Members"). The chairman of such audit committee must be an external director.

The duties and responsibilities of our audit committee under the Companies Law include (1) identification of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditors, and suggesting appropriate courses of action to amend such irregularities; (2) reviewing and approval of certain transactions and actions of the Company, including the approval of related party transactions, that require approval by the audit committee under the Companies Law; defining whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve conflict of interests are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (3) determining with respect to transactions with controlling shareholders, even if such are not extraordinary transactions, a duty to conduct a competitive process, under the supervision of the committee or under the supervision of whomever designated by the committee and according to standards determined by the committee, or determining other proceedings, prior to entering into such transactions, all in accordance with the type of transaction; (4) determining the method of approval of transactions which are not insignificant, including the types of transactions which shall require approval of the committee; (5) recommending the appointment of the internal auditor and its compensation to the board of directors; (6) examining the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the Company's size and special needs; and (7) setting procedures for handling complaints made by Company's employees in connection with management deficiencies and the protection to be provided to such employees.

Non Permitted Members shall not attend audit committee's meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter. Nevertheless, an employee who is not a controlling shareholder or a relative thereof,  may be present at the discussion part only, pursuant to the Committee's request, and the Company's legal counsel and secretary, who are not controlling shareholders or relatives thereof, may be present during both discussion and decision making parts - pursuant to the Committee's request.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the members present meet the independence criteria set forth in the Companies Law and at least one of them is an external director.

Our Audit Committee. The members of our Audit Committee are Ms. Gabi Heller and Messrs. Eran Bendoly and Rafi Koriat; all of whom are independent directors in accordance with Nasdaq RulesMr. Bendoly and Ms. Heller qualify as financial experts while Ms. Heller and Mr. Koriat qualify as external directors and meet the independence criteria set forth in the Companies Law. Mr. Koriat is the Chairman of our Audit Committee.

Compensation Committee

General. According to Amendment 20 to the Companies Law ("Amendment 20"), the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements, as described above ("Compensation Committee Qualification").

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer, who is not affiliated with the Company or its controlling shareholder, from shareholder approval, provided that the terms approved are consistent with the compensation policy.

The attendance and participation in meetings of the compensation committee are subject to the same limitations that apply to the audit committee. The quorum for discussions and decisions shall be the majority of the members, provided that those members present are independent directors and at least one of them is an external director.

Under Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee comprised solely of independent directors, subject to certain exceptions. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation and any required approval of such compensation by our shareholders. As stated above, Israeli law does not require that a compensation committee be composed solely of independent members of our board of directors, nor does it require that the Company adopt and file a compensation committee charter. Instead, our board of directors has determined that out compensation committee conduct itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law (see also under Item 16G - Corporate Governance).

A recent amendment to the Companies Law, which became effective on February 17, 2016, allows Israeli public companies to elect to have their audit committee carry out all duties and responsibilities of the compensation committee under the Companies Law, provided that such audit committee meets the Compensation Committee Qualification. Although our Audit Committee meets the Compensation Committee Qualification (see below), as of the date of this report, we have not elected to apply such amendment.

Our Compensation Committee. Our Compensation Committee is comprised of our two external directors, Ms. Gabi Heller and Mr. Rafi Koriat, as well as our independent director, Mr. Eran Bendoly, whose remuneration is similar to the remuneration paid to our external directors. Mr. Koriat is the Chairman of our Compensation Committee.

Approval of Office Holders Terms of Employment

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

Compensation Policy

Amendment 20 also required us to adopt a compensation policy, which sets forth company policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, and which takes into account, among other things, providing proper incentives to directors and officers, management of risks by the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

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

The compensation policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and by a majority our shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board, and must be re-approved or amended by the board of directors and the shareholders at least every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy for office holders was originally approved by our shareholders at a special general meeting of shareholders held in October 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors. The Compensation Policy was amended twice since; in November 2014 our shareholders approved an increase of the maximum yearly equity value which may be granted to any of our office holders, and on August 5, 2015 our shareholders approved an additional amendment to our Compensation Policy, including certain amendments for clarification purposes, as well as an amendment increasing the maximum annual salary which may be granted to our Chief Executive Officer.

Approval of Certain Transactions with Related Parties

The Companies Law requires the approval of the audit committee or the compensation committee, thereafter the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions, such as the following:

•	transactions with office holders and third parties - where an office holder has a personal interest in the transaction;

•	employment terms of office holders; and

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

Further, such extraordinary transactions as well as any transactions with a controlling shareholder or his relative concerning terms of service or employment need to be re-approved once every three years provided however that with respect to certain such extraordinary transactions the corporate audit committee may determine that a longer duration is reasonable given the circumstances related thereto and such extended period has been approved by the shareholders.

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

 In addition, the approval of the audit committee, followed by the approval of the board of directors and the shareholders,  is required to effect a private placement of securities, in which either: (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights or (ii) a person will become a controlling shareholder of the company.

A "controlling shareholder" is defined in the Securities Law and in the Companies Law for purposes of the provisions governing related party transactions as a person with the ability to direct the actions of a company but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, and with respect to approval of transactions with related parties also a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, and provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder for the evaluation of their holdings with respect to approval of transactions with related parties.

Compensation committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, for the provision of insurance and for an undertaking to indemnify any office holder of the company; see below under "Insurance, Indemnification and Exemption".

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

Each person listed in the table under "Directors and Senior Management" above is considered an office holder under the Companies Law (for definition of "office holder" under the Companies Law see above in External directors - Qualification).

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse’s siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder: (i) holds at least 5% of the company’s outstanding share capital or voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company. If a transaction is an extraordinary transaction, or is with respect to the terms of office and employment then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee (or with respect to terms of office and employment, the compensation committee) and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee (or with respect to terms of office and employment, the compensation committee), as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders’ approval is also required.

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

In addition, any controlling shareholder, any shareholders who knows that it possess power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but states that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness, taking into account such shareholder's position.

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

Our Articles allow the Company to indemnify and insure its office holders to the fullest extent permitted by law.

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

Office Holder's Indemnification

Our Articles provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify any of our office holders in respect of an obligation or expense specified below, imposed on or incurred by the office holder in respect of an act performed in his capacity as an office holder, as follows:

•	a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

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

•	a breach by the office holder of his or her duty of care if such breach was intentional or reckless, but unless such breach was solely negligent;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings imposed on such office holder.

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, with respect to an office holder who is a director also by our shareholders. However, according to the Relief Regulations, shareholders’ approval for the procurement of directors’ insurance is not required if the insurance policy is approved by our compensation committee and (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations. Further, as our insurance coverage includes office holders who are controlling shareholders – namely Mr. Rafi Amit and Mr. Yotam Stern in accordance with the Relief Regulations, shareholders’ approval may be waived, if, in addition to the approval of the compensation committee as set forth above, our board of directors approves all such matters approved by the compensation committee, and both organs approve that the terms of the insurance policy are identical with respect to all office holders, including the controlling shareholders; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from the shareholders’ approval requirement, such objection to be submitted to the company in writing not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

Indemnification letters, covering exemption from, indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above, were granted to each of our present office holders and were approved for future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors' and officers' liability insurance policy for the benefit of our office holders, including our directors. This policy was approved by our compensation committee and board of directors on December 1, 2015, after confirming that its terms are within the framework set forth under our compensation policy, and do not have a substantial effect on the Company’s profitability, assets or obligations ,and hence did not require shareholder approval

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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

As detailed above, under the Securities Law, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law. Our Articles and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Securities Law (see in "Insurance, Indemnification and Exemption" above).

D.	Employees

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2015	2014	2013
Executive management	5	10	10
Research and development	97	89	84
Sales support	161	159	170
Sales and marketing	63	48	37
Administration	71	66	70
Operations	101	98	109
Total	498	470	480

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2015	2014	2013
China (including Hong Kong)	199	192	190
Taiwan	45	39	33
Japan	5	5	8
Other Asia	30	30	34
Europe	5	3	3
North America	20	19	20
Israel	194	182	192
Total	498	470	480

With respect to our Israeli employees, no collective bargaining agreements apply to our employees. However, by virtue of extension orders, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to  the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment, are applicable to our employees. In accordance with these provisions, the salaries of our Israeli employees are partially indexed to the cost of living expenses in Israel, depending on its applicable rate of increase

With respect to our (or any of our subsidiaries) Chinese employees, certain provisions of Chinese Labor Contract Law and Social Insurance Law primarily govern the formation of employer-employee relations, termination of employment, severance pay, worker dispatch, part-time employment and social insurance.

We consider our relationship with our employees to be good, and we have never experienced a labor dispute, strike or work stoppage.

E.	Share Ownership.

The following table sets forth certain information with respect to the beneficial ownership of our outstanding ordinary shares by our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 35,348,176 ordinary shares outstanding as of March 17, 2016.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	16,919,739	47.87%
Rafi Amit(2)	17,017,632	48.14%
Yotam Stern(3)	17,057,939	48.26%
Gabi Heller(4)	*
Rafi Koriat(4)	*
Eran Bendoly(4)	*
Moshe Eisenberg(4)	*
Ramy Langer(4)	*
Amir Tzhori(4)	*
Moshe Grencel(4)	*

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of March 17 , 2016, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of March 17, 2016, was 300,714.

(2)
Mr. Amit directly owns 24,560 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Holding less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of March 17, 2016) and have therefore not been listed separately.

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

Option Plans

General. As of December 31, 2015, there were 750,786 outstanding options to acquire our ordinary shares pursuant to our 2003 Share Option Plan at a weighted average exercise price of $3.43, exercisable at various dates through 2022, and 400,335 outstanding options to acquire our ordinary shares under our 2014 Share Option Plan at a weighted average exercise price of $2.99, exercisable at various dates through 2022.

Administration of Our Share Option Plans.  Our option plans are administered by our Board of Directors. Under these option plans, options to purchase our ordinary shares may be granted to our officers, directors, employees or consultants and those of our subsidiaries. The exercise price of options is determined, under our option plans, by our Board of Directors, and is generally set as the fair market value. The vesting schedule of the options is also determined by the Board of Directors; generally the options vest over a four-year period, with 25% of the options vest on the first anniversary of the vesting start date, an additional 25% of the options to vest on the second anniversary of the Start Date and the remaining vesting on a monthly basis. Each option granted under the option plans is usually exercisable between its vesting time and up to ten years from the date of the grant of the option, according to the plan under which they were granted and subject to certain early expiration provisions, such as in the event of termination.

The Share Option Plans. In October 2014, we adopted our 2014 Share Option Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation, which replaced our 2003 Share Option Plan (expired on June 30, 2014). The total number of options that may be granted under the 2014 Share Option Plan is 3,000,000 options.

 In 2015 we granted 464,335 share options under the 2014 Share Option Plan to officers and employees at a weighted average exercise price of $2.99. Future options to be granted by us to our employees, officers, directors and consultants, or those of our affiliates, will only be made pursuant to the 2014 Share Option Plan.

As of December 31, 2015, under the 2003 Share Option Plan there were options exercisable and vested for 461,192 ordinary shares (out of the total outstanding options of  750,786) at a weighted average exercise price of $3.48 per share, and unvested options exercisable for 289,594 ordinary shares at a weighted average exercise price of $3.43, and under the 2014 Share Option Plan there were no options exercisable and vested for  ordinary shares, and unvested options exercisable for 400,335 ordinary shares at a weighted average exercise price of $2.95.

Restricted Share Unit Plan

In August 2007, the Company approved the 2007 Restricted Share Unit Plan (the "RSU Plan"), for the grant of restricted share units, each of which imparts the right to an ordinary share of the Company, to selected employees, officers, directors and consultants of the Company. The RSU Plan is being administered by our Board of Directors.

No restricted share units ("RSUs") were granted in 2015, 2014 and 2013.

The total number of RSUs which can be granted pursuant to the RSU Plan is 1,500,000, out of which 670,129 are available for grant as of the date of this Annual Report.

Under the RSU Plan, RSUs are granted for no consideration and the exercise price for each grantee is not more than the underlying share’s nominal value, unless otherwise determined by the Board. The RSUs vest according to a four-year vesting schedule, with 25% of the shares vest on the first anniversary of the date of grant and the remaining vesting on a quarterly basis, unless otherwise determined by our Board of Directors.

Item 7.                    Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 17, 2016, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 35,348,176 ordinary shares outstanding as of March 17, 2016.

	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	16,919,739	47.87%

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

B.            Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech's Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech's affiliates. Among others, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms are comparable to the best offer we could obtain from a third party. Our total revenues from sales to affiliates of Priortech totaled $109,000, $297,000 and $347,000 in 2015, 2014 and 2013, respectively. In addition, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech's subsidiary in Israel and us bear interest at 5.5%. As of December 31, 2015, the remaining balance that Priortech's affiliates owed us under transactions made in the ordinary course of business with them was $125,000. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

On May 13, 2015, following the approval of our Audit Committee and Board of Directors the Registration Rights Agreement with Priortech was renewed for an additional 5 year period effective as of December 31, 2014.

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

Legal Proceedings

Litigation with Rudolph Technologies Inc.

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (the "Court") Rudolph. This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (the "’298 Patent") and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Court also issued an injunction (the "Injunction") prohibiting future sales and marketing of the Falcon product in the United States. On January 7, 2011, the Court found that Rudolph was entitled to an additional supplemental award of $645,946 in damages for Falcon sales which occurred after the time period considered by the jury.

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

The Company appealed the Court’s judgment to the United States Court of Appeals for the Federal Circuit. On March 11, 2015, the Company also posted a $15 million bond with the Court to stay collection of the judgment pending resolution of the appeal. The bond was secured by a guarantee from Bank Mizrahi in respect of which the Company was required to place $7.9 million in a restricted deposit. In addition, this guarantee was secured by a lien that was previously placed on the Company’s facility in Israel, in accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi.

On February 3, 2016, a judgment in favor of Rudolph was entered in this action, awarding Rudolph the previously awarded damages (plus interest) of approximately $14.5 million, plus interest, together amounting to approximately $14.6 million, and also entering the Injunction.

On March 9, 2011, in conjunction with the ’298 Patent infringement case, Rudolph filed a motion for contempt seeking approximately $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction due to certain post-verdict sales of Falcon systems. On March 26, 2012, the Court issued an Order adopting the Magistrate Judge’s Report and Recommendation issued August 11, 2011, on contempt and sanctions in a sum of $1,291,892. The Magistrate Judge also awarded Rudolph $70,626.36 in attorney fees. The Court held that some of the Company’s communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia were prohibited by the Injunction that was then in place (as mentioned above, the Injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). On April 10, 2012, Chief Judge Davis excused himself stating that he could no longer be “fair and impartial.”  On April 17, 2012, the Company filed a Rule 60 motion requesting that the contempt judgment be set aside for lack of due process. The replacement District Judge reduced the amount of sanctions award by half. The new judge denied the Company’s request for a jury trial on contempt and sanctions. The Company appealed the sanctions award and submitted its opening appeal brief on November 30, 2012. On November 18, 2013, the Court of Appeals issued an opinion finding that the underlying contempt and sanctions findings were not final, appealable orders until after the resolution of the retrial of infringement of the ’298 Patent infringement case in the Minnesota District Court. The Company deposited $729,298 with the Court as a bond while the appeal was pending. On February 9, 2015, the District Court overturned the contempt findings and accordingly vacated the previously awarded sanctions in the amount of $645,946. The deposited funds were returned to the Company.

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

On March 2015, Rudolph initiated a new lawsuit against the Company in the District Court alleging that the Eagle product infringes the ’298 Patent in the United States. The lawsuit does not demand a specific dollar amount but rather asks for an accounting for damages and for a preliminary and permanent injunction against infringing activity. In February 2016, corporate and personal depositions were made by three Camtek witnesses. The Company believes that the Eagle does not infringe the '298 patent and intends to continue defending itself from the allegations in this claim.

We are not a party to any other material legal proceedings.

B.            Significant Changes.

None.

Item 9.                    The Offer and Listing.

A.            Offer and Listing Details.

Price History of Ordinary Shares

Since April 22, 2004, the primary trading market for our ordinary shares has been the Nasdaq Global Market. ". From July 28, 2000 through February 4, 2003, our ordinary shares were listed and traded on the Nasdaq National Market and from February 5, 2003 through April 21, 2004, our ordinary shares were listed and traded on the Nasdaq SmallCap Market (now the Nasdaq Capital Market).

For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on TASE. During such period, the trading activity in our ordinary shares on the TASE was insignificant. At our request, our ordinary shares were de-listed from the TASE. In December 2005, we re-listed our ordinary shares on the TASE In both Nasdaq and TASE our shares are traded under the symbol "CAMT".

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2010:	3.60	2.06	3.30	2.21
Fiscal Year Ended December 31, 2011:	4.61	1.71	4.65	1.68
Fiscal Year Ended December 31, 2012:	2.85	1.36	2.77	1.35
Fiscal Year Ended December 31, 2013	5.45	1.37	5.75	1.34
2014:
First Quarter	5.64	3.60	5.40	3.52
Second Quarter	3.77	3.02	3.80	3.03
Third Quarter	4.40	3.16	5.02	3.20
Fourth Quarter	3.98	2.80	3.95	2.90
Fiscal Year Ended December 31, 2014:	5.64	2.80	5.40	2.90
2015:
First Quarter	3.42	2.94	3.34	2.94
Second Quarter	3.51	2.77	3.67	2.75
Third Quarter	2.97	2.47	2.94	2.43
Fourth Quarter	2.69	2.08	2.74	2.12
Fiscal Year Ended December 31, 2015:	3.51	2.08	3.67	2.12

Monthly Market Prices for the Most Recent Six Months:
September 2015	2.69	2.52	2.75	2.43
October 2015	2.69	2.38	2.74	2.42
November 2015	2.54	2.37	2.54	2.40
December 2015	2.39	2.08	2.43	2.12
January 2016	2.19	1.70	2.15	1.70
February 2016	1.92	1.76	1.96	1.72

1)
The closing prices of our ordinary shares on the TASE have been translated into U.S. Dollars, using the daily representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

B.            Plan of distribution.

Not applicable.

C.            Markets.

As noted above, the Company’s ordinary shares are traded on the Nasdaq Global Market and on TASE under the symbol "CAMT" and we are subject to Israeli securities legislation which applies to companies that are traded in dual listing.

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

Objectives and Purposes

Our Memorandum of Association and Articles provide that our purpose is to engage in any legal business and may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 35,348,176 ordinary shares were outstanding and fully-paid as of December 31, 2015.

The ordinary shares do not have preemptive rights. The ownership and voting of our ordinary shares are not restricted in any way by our Articles, or by the laws of the State of Israel, except for shareholders who are citizens of countries in a state of war with Israel. Under the Companies Law, Israeli companies may purchase and hold their own shares, subject to the same conditions that apply to distribution of dividends (see "Dividend and Liquidation Rights" below). These shares do not confer any rights whatsoever for as long as they are held by us. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares, and these shares do not confer any voting rights for as long as they are held by the subsidiary.

Transfer of Shares

Ordinary shares are issued in registered form. Ordinary shares registered on the books of the transfer agent in the United States may be freely transferred on the transfer agent’s books.

Dividend and Liquidation Rights

Our Board of Directors may, without seeking shareholder approval, declare a dividend to be paid to the holders of ordinary shares out of our retained earnings or our earnings derived over the two most recent years, whichever is higher, as reflected in the last audited or reviewed financial report prepared less than six months prior to distribution, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends are distributed to shareholders in proportion to the nominal value of their respective holdings. To date, we have not declared or distributed any dividend and we currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future. See note 20.B to our consolidated financial statements for the financial year ended December 31, 2015.

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

Modification of Class Rights

The Companies Law provides that the articles of a company may not be modified in such a manner that would have a detrimental effect on the rights of a particular class of shares without the vote of a majority of the affected class. Under our Articles of Association, subject to the provisions of the Companies Law, the Company may, by a resolution adopted by its shareholders, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares, and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, etc.

Transfer Agent

The transfer agent and registrar for our ordinary shares is the American Stock Transfer & Trust Company, New York, New York.

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

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy within one half hour of the time scheduled for the beginning of the meeting, who hold or represent together at least 33% of the voting power in our company. A meeting adjourned due to lack of a quorum is generally adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the reconvened meeting, the meeting may be held with any number of participants. However, if the meeting was convened following a demand by the shareholders, the quorum will be that minimum number of shareholders authorized to make the demand.

In any shareholders’ meeting, a shareholder can vote either in person or by proxy. Alternatively, as of June 2015, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority. General meetings of shareholders will be held in Israel, unless decided otherwise by our Board of Directors.

Most resolutions at a shareholders’ meeting may be passed by a majority of the voting power of the company represented at the shareholders’ meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders, the terms of office and employment of directors, the chief executive officer or controlling shareholders (except for approval of terms of office and employment of directors, which are consistent with the company's compensation policy, and require approval by a regular majority), approval for the chairman of the board to also serve as chief executive officer, approval of the Company's compensation policy and any amendments thereto, and approval of a merger or a tender offer. See in Item 6.C above "Committees of the Board of Directors" and "Approval of Certain Transactions with Related Parties" and in "Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions under Israeli Law" below.

Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions under Israeli Law

In general, a merger of a company that was incorporated before the enactment of the Companies Law requires the approval of the holders of a majority of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by a written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer (a) if there is no existing shareholder in the company holding shares conferring 25% or more of the voting rights at the general meeting (a "control block") and as a result of the acquisition the purchaser would become a holder of a control block; or (b) if there is no existing shareholder in the company holding shares conferring 45% or more of the voting rights at the general meeting and as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights at the general meeting. Notwithstanding, the abovementioned. Notwithstanding, the above requirements do not apply if, the acquisition (1) was made in a private placement that received shareholders’ approval (which includes an explicit approval of the purchaser becoming a holder of a "control block", or 45% or more, of the voting power in the company, unless there is already a holder of a "control block" or 45% or more, respectively, of the voting power in the company); (2) was from a holder of a "control block" in the company and resulted in the acquirer becoming a holder of a "control block"; or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if: (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see under Risk Factors in Item 3.D - Provisions of Israeli law could delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder or a partnership (a "non-U.S. holder") and considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

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

Distributions paid by us in NIS generally will be included in the income of U.S. holders at the dollar amount of the distribution (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

Net Investment Income Tax

Non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their "net investment income", which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Net Investment Income tax on their investment in our ordinary shares.

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

Special rules apply if a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC.  In such an event, the U.S. holder would be treated as if it had sold our ordinary shares for their fair market value on the last day of the taxable year immediately preceding the taxable year for which the QEF election is made and will recognize gain (but not loss) on such deemed sale in accordance with the excess distribution regime described above.  Under certain circumstances, a U.S. holder may be eligible to make a retroactive QEF election with respect to a taxable year in the U.S. holder’s holding period if such U.S. holder (1)(a) reasonably believed that we were not a PFIC as of the QEF election due date for the prior taxable year, and (b) filed a protective statement in which the U.S. holder described the basis for its reasonable belief and extended the periods of limitation on the assessment of PFIC related taxes for all taxable years to which the protective statement applies; (2) obtains IRS consent; or (3) is a “qualified shareholder” within the meaning of the Treasury Regulations.

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

•     A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution includes (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our ordinary shares prior to the distribution year and (2) gain from the disposition of our ordinary shares.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2015. We currently expect that we will not be a PFIC in 2016. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2016 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to "mark-to-market" the ordinary shares, or to become subject to the "excess distribution" regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2015 and 2016 is 26.5% and 25% respectively.

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

Tax Year	Development "Zone A"	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014 -2015	9%	16%	26.5%
2016	9%	16%	25%

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

Dividends distributed from income which is attributed to "Preferred Enterprise" or "Special Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation at 0%;(ii) Israeli resident individual at 20% in 2014 and 2015; and (iii) non-Israeli resident at 20% in 2014 and 2015, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Out of the Company's retained earnings as of December 31, 2015, approximately $18.3 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $9.7 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently at 25% according to the implementation of the Investment Law). According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2015, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4.6 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $2.4 million.

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

Law for the Encouragement of Industrial Research and Development, 1984

For information regarding the R&D Law, see above in Item 4.B - "The Industrial Research and Development Administration, formerly – the Israeli Office of Chief Scientist". Net Operating Loss Carry forwards

As of December 31, 2015, the Company and its Israeli subsidiaries had a net operating loss, or NOL, of $67.8 million carry forward for Israeli tax purposes.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company incorporated in, and resident of Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. An "Industrial enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Taxation of Shareholders’ Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax.   Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, retroactive for such sales made from January 1, 2003 through December 31, 2011 and 25% thereafter; if the seller is considered a "significant shareholder" (i.e. a shareholder holding directly or indirectly, including jointly with others, at least 10% of any means of control in the company) at any time during the 12 month period preceding such sale, the tax rate will be 25% retroactive from January 1, 2003 through December 31, 2011, and 30% thereafter.

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares. Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (48% in 2015) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see above).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2015) (the "Added Tax").

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Under  Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading, and (C) if the seller is a non-Israeli corporation, less than 25% of its means of control are held by Israeli residents.

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

Taxation of Non-Residents on Receipt of Dividends

Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, or 30% if the dividend recipient is a significant Controlling Shareholder, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more than 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

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

Information about us is also available on our site at http://www.camtek.com. Such information on our site is not part of this Annual Report.

I.             Subsidiary Information.

Not applicable.

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates is not significant as we have no outstanding loans; see Item 5.B above – "Liquidity and Capital Resources".

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the U.S. U.S. Dollar, as most of our revenues are derived in U.S. Dollars, and the prices of part of our materials and components are purchased in U.S. Dollars. Also, most of our marketing expenses are denominated in U.S. Dollars or are U.S. Dollar linked, and our product prices in most countries, except in Europe, Japan and, as of 2011, part of our revenues from products in China, are denominated in U.S. Dollars. However, most of our service income is denominated in local currency. In Europe, Japan and China, if there is a significant devaluation in the local currency as compared to the U.S. Dollar, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As most of our revenues are denominated in U.S. Dollars, we believe that inflation and fluctuations in the NIS/U.S. Dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related, are incurred in NIS. An increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollar, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollar. In addition, most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the CNY/U.S. Dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. During 2015, the value of the U.S. Dollar strengthened against the NIS by 0.3% and the value of the U.S. Dollar strengthened against the CNY by 4.5%.

The open hedging transactions as of December 31, 2015, are displayed in the following table:

	Sum of notional amount in U.S. Dollars (thousands)	Sum of fair market value in U.S. Dollars (thousands)

Options
Buy U.S. Dollars and Sell NIS (Put options)	3,000	27

Sell U.S. Dollars and Buy NIS (call options):	3,000	(24)

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2015, we had net assets of approximately $6.1 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $61 thousand or income for the same amount in case of increase or decrease in rates, respectively.

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

Our management, including our Chief Executive Officer  and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2015, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer  and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2015, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2015, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

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

Item 16A.              Audit Committee Financial Expert.

Our Board of Directors has determined that each of Mr. Bendoly and Ms. Heller qualify as "audit committee financial expert" for purposes of the Nasdaq Rules.

Item 16B.              Code of Ethics.

We adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. A copy of the Code of Ethics, in its current version, is available on our website, www.Camtek.com. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our CFO at our corporate headquarters in Israel: Camtek Ltd., Ramat Gabriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2015 and 2014:

Fee Category	For Services Rendered during 2015	For Services Rendered during 2014

Audit Fees (1)	$233,142	$214,297
Tax Fees (2)	$5,000	$50,000

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

Item 16G.              Corporate Governance.

Pursuant to Rule 5615(a)(3) of the Nasdaq Rules, we are relying on our home country practice with respect to the following matters: the eligibly of our securities for a direct registration program; the composition and responsibilities of our Compensation Committee; the approval of stock option plans; and the annual meeting requirement – all as set forth below:

-
We have opted out the requirement that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency as set forth in Rule 5615(a). Our procedures regarding the issuance of stock certificates comply with Israeli law and practice. According to the Companies Law, a share certificate is defined as a certificate in which the name of the owner registered in the company registers is stated, stating the number of shares he owns. In the event that what is registered in the company's shareholders register conflicts with a share certificate, then the evidentiary value of the shareholder register outweighs the evidentiary value of the share certificate. A shareholder registered in the company's shareholders register is entitled to receive from the company a certificate evidencing his ownership of the share.

-
We have opted out the requirement to adopt and file a compensation committee charter as set forth in Rule 5605(d)(1). Instead, our Compensation Committee conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law.

-
We have opted out the requirement for shareholder approval of stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 5635 and Nasdaq Rule 5605(d), respectively. Nevertheless, as required under the Companies Law, special shareholder voting procedures are followed for the approval of equity based compensation of certain office holders or employees who are controlling shareholders or any relative thereof, as well as of our Chief Executive Officer and members of our Board of Directors. Equity based compensation arrangements with office holders (chief executive officer and directors excluded) or employees who are not controlling shareholders or any relative thereof, are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, as approved on October 14, 2013 by our shareholders, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-
We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect.  Israeli law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10 B above -Additional Information –Voting, Shareholders' Meetings and Resolutions). Our 2016 annual general meeting of shareholders should be held on or before November 5, 2016.

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

Camtek Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2015

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (“the Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel

March 21, 2016

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2015	2014
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	30,833	18,220
Short-term deposits		-	8,607
Short-term restricted deposits	4	7,875	-
Trade accounts receivable, net	14B	27,003	22,341
Inventories	5	27,599	24,650
Due from affiliated companies	21	559	501
Other current assets	6	1,712	2,382
Deferred tax asset	20	177	858

Total current assets		95,758	77,559

Property, plant and equipment, net	7	13,531	13,025

Long-term inventory	5	1,979	1,476
Long-term restricted deposit	8	-	729
Deferred tax asset	20	3,955	891
Other assets	9	248	348
Intangible assets, net	10	795	928
Goodwill	10	-	1,555
		6,977	5,927
Total assets		116,266	96,511

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		11,812	9,490
Other current liabilities	11	30,712	16,279

Total current liabilities		42,524	25,769

Long-term liabilities
Liability for employee severance benefits	12	772	860
Other long-term liabilities	13	4,768	4,150
		5,540	5,010
Total liabilities		48,064	30,779

Commitments and contingencies	14

Shareholders’ equity	16
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2015 and 2014;
37,440,552 and 32,586,898 issued shares at December 31, 2015 and 2014, respectively;
35,348,176 and 30,494,522 shares outstanding at December 31, 2015 and 2014, respectively		148	134
Additional paid-in capital		76,034	63,465
Retained earnings		(6,082)	4,031
		70,100	67,630
Treasury stock, at cost (2,092,376 as of December 31, 2015 and 2014)		(1,898)	(1,898)

Total shareholders' equity		68,202	65,732

Total liabilities and shareholders' equity		116,266	96,511

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Operations

		Year Ended December 31,
		2015	2014	2013
	Note	U.S. Dollars (In thousands, except per share data)
Revenues:
Sales of products		84,059	71,371	67,864
Service fees		15,216	16,942	17,541

Total revenues		99,275	88,313	85,405

Cost of revenues:
Cost of products sold		44,851	35,870	38,692
Cost of services		11,298	11,424	12,311

Total cost of revenues		56,149	47,294	51,003

Gross profit		43,126	41,019	34,402

Research and development costs		14,860	14,406	14,370
Selling, general and administrative expenses	19A	23,587	21,417	22,362
Reorganization and impairment	1B, 10, 11	138	60	(3,466)
Loss from litigation	14	14,600	-	-

Total operating expenses		53,185	35,883	33,266

Operating income (loss)		(10,059)	5,136	1,136

Financial income (expenses), net	19B	(1,877)	(1,220)	(1,738)

Income (loss) before income taxes		(11,936)	3,916	(602)

Income tax (expense) benefit	20	1,823	(579)	609

Net income (loss)		(10,113)	3,337	7

Earnings (loss) per ordinary share:	17
Basic		(0.30)	0.11	0.00
Diluted		(0.30)	0.11	0.00
Weighted average number of ordinary shares outstanding (in thousands):
Basic		33,352	30,464	30,040
Diluted		33,352	30,545	30,094

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
	Number of	U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(In thousands)	U.S. Dollars (In thousands)
Balances at
December 31, 2012	31,989,309	133	(2,092,376)	61,415	687	(1,898)	60,337

Exercise of share	508,593	1	-	1,171	-	-	1,172
options and RSUs
Share-based
compensation expense	-	-	-	380	-	-	380
Net income	-	-	-	-	7	-	7

Balances at
December 31, 2013	32,497,902	134	(2,092,376)	62,966	694	(1,898)	61,896

Exercise of share
options and RSUs	88,996	*	-	191	-	-	191
Share-based
compensation expense	-	-	-	308	-	-	308
Net income	-	-	-	-	3,337	-	3,337
Balances at
December 31, 2014	32,586,898	134	(2,092,376)	63,465	4,031	(1,898)	65,732

Public offering	4,655,982	13	-	11,891	-	-	11,904
Exercise of share options	24,061	*	-	34	-	-	34
Repayment of contingent liability	173,611	1	-	374	-	-	375
Share-based
compensation expense	-	-	-	270	-	-	270
Net loss	-	-	-	-	(10,113)	-	(10,113)

Balances at
December 31, 2015	37,440,552	148	(2,092,376)	76,034	(6,082)	(1,898)	68,202

*   Less than $ 1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars (In thousands, except per share data)
Cash flows from operating activities:
Net income (loss)	(10,113)	3,337	7
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	2,060	2,171	2,587
Loss on disposal of fixed assets	-	-	867
Impairment losses	1,595	-	1,708
Deferred tax expense (benefit)	(2,383)	164	(1,439)
Share based compensation expense	270	308	380
Provision for doubtful debts, net	74	180	54
Revaluation of liabilities and interest expense
on liabilities to the OCS	(919)	522	(3,701)

Changes in operating assets and liabilities:
Trade accounts receivable, net	(4,531)	5,173	(3,827)
Inventories	(4,021)	(5,908)	5,454
Due from affiliated companies	(58)	(268)	158
Other assets	770	(478)	262
Trade accounts payable	2,322	1,737	143
Other current liabilities	1,951	(987)	1,852
Liability in respect of litigation	14,600	-	-
Liability for employee severance benefits, net	(88)	2	148

Net cash provided by operating activities	1,529	5,953	4,653

Cash flows from investing activities:
Repayment of (investment in) short-term deposits	1,461	(2,607)	1,160
Purchase of fixed assets	(1,786)	(563)	(1,857)
Purchase of intangible assets	(118)	(154)	(142)

Net cash used in investing activities	(443)	(3,324)	(839)

Cash flows from financing activities:
Repayment of contingent liability (see Note 1B)	(169)	(268)	(640)
Payment to OCS	(37)	(181)	(267)
Repayment of loans	-	-	(6,252)
Share issuance, net	11,904	-	-
Proceeds from exercise of share options and RSUs	34	191	1,172

Net cash provided by (used in) financing activities	11,732	(258)	(5,987)

Effect of exchange rate changes on cash	(205)	(646)	(199)

Net (decrease) increase in cash and cash equivalents	12,613	1,725	(2,372)
Cash and cash equivalents at beginning of the year	18,220	16,495	18,867

Cash and cash equivalents at end of the year	30,833	18,220	16,495

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest paid	-	-	131

Income taxes	523	575	250

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is controlled by (47.87%) Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication and Printed Circuit Boards (PCB) industries.

B.
As of December 31, 2015, based on Management's estimates regarding future sales of one-color Gryphon systems, an obsolescence provision was recorded against inventory. During 2015, delays in marketing the Gryphon system resulted in an impairment of the Company’s goodwill and IPR&D recorded in the Printar acquisition. In 2015, the Company signed an agreement with Printar, whereby its obligation to pay $2,000 – conditional on certain terms relating to the sale of machinery based on the solder mask technology, if and when the products were commercialized – was replaced and paid off with a one-time final payment of $425, which the Company paid $50 in cash and issued shares with the value of $375.

In December 2013, the Company decided not to continue with the development of future models of its Xact product line which had been acquired as part of the acquisition of SELA – Semiconductor Engineering Laboratories Ltd. in 2009 (“SELA acquisition”). In December 2014, the Company entered into a buy-out arrangement to sell the remaining activities of the Sela division. The sale was completed in January 2015 and, as part of this arrangement, in 2015 Camtek sold the Sela systems remaining in inventory, but no longer continues to support the Sela customer base. Accordingly, during 2014 and 2013 the Company wrote off excess inventories, fixed assets, goodwill and adjusted its liabilities in respect to the SELA acquisition.

The impact of these decisions on the consolidated statement of income in the years ended December 31, 2015, 2014 and 2013 was as follows:

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2015	2014	2013
		U.S. Dollars	U.S. Dollars	U.S. Dollars
Account	Nature of impact	(in thousands)	(in thousands)	(in thousands)

Cost of Revenues	Inventory write-off	1,041	205	3,052
Reorganization and	Impairment charge with
impairment	respect of technology,
	customer relationships and goodwill	1,595	-	1,656

Reorganization and	Revaluation of liabilities
impairment	in respect of Printar and SELA acquisition	(1,457)	(106)	(5,122)

Reorganization and
impairment	Other	-	166	854

		1,179	265	440

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

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

Notes to the Financial Statements as at December 31, 2015

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

Management periodically evaluates its inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technological obsolete or damaged inventory. These estimates could vary significantly from actual use based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

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

Notes to the Financial Statements as at December 31, 2015

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

Intangible assets purchased as part of the business combinations were recorded at their fair value and were amortized based on their remaining estimated useful lives. Acquired in-process research and development (IPR&D) began to be amortized upon the completion of the development of the associated technology.

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

The Company has set its annual impairment testing date at December 31. As of December 31, 2015, based on the Company’s annual impairment test, impairment charges were recognized. (See Note 10).

As of December 31, 2014, based on the Company’s annual impairment test, no impairment charge was recognized.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

K.	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value (See Note 10).

L.	Fair values of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, short-term restricted deposits, trade accounts receivable, trade accounts payable and amounts from affiliates approximate fair value because of their short-term nature.

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

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental.  Based on such evaluation, the Company has concluded that none of its products have such embedded software.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

N.           Warranty

The Company records a liability for standard product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.
For the Company’s treatment of non-standard warranties, see Note 2(M) – Revenue recognition.

O.           Income taxes

The Company accounts for income taxes in accordance with the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change occurs.

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

For the year ended December 31, 2015, the effect of the exercise of all outstanding share options is anti-dilutive and has not been included in computing dilutive loss per ordinary share.

For the years ended December 31, 2014 and 2013, the effect of the exercise of outstanding dilutive potential share options and Restricted Share Units ("RSUs") has been included in computing dilutive earnings per ordinary share (see Note 17).

R.           Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. (For details see Note 16).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

S.	Fair value measurements

The Company implements the provisions of ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820"). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy provides the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. (For details see Note 22).

T.	Derivative instruments

The Company enters into option contracts and forward exchange agreements in order to reduce its exposure with respect to various commitments in currencies other than the dollar and in connection with expenses in New Israeli Shekels.

The Company does not issue or hold derivative financial instruments for trading purposes, but rather to manage its foreign currency exposure.  Nevertheless, these transactions do not meet all the conditions for hedge accounting and accordingly, the changes in fair value of such instruments are recorded directly to financial income (expenses), net.

The Company’s foreign exchange derivative contracts are marked-to-market based on the determined fair value of open contracts at period end. (See Note 15).

U.	Contingent liabilities

A contingency (provision) is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.

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

The Company accounts for OCS liabilities acquired in business combinations within the confines of debt obligations and as such changes in the liability from period to period, caused by changes to the estimated timing of future repayments and accrued interest, are accounted for prospectively by adjusting the effective interest rate of the obligations. (See Note 13 and Note 14F).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

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

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory”. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). The Company has not yet determined the potential effects of the adoption of ASU 2015-11 on its Consolidated Financial Statements.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company has not yet determined the potential effects of the adoption of ASU 2015-17 on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02 “Leases”. ASU 2016-02 established a comprehensive new lease accounting model. The new standard clarifies the definition of a lease, requires a dual approach to lease classification similar to current lease classifications, and causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than twelve months. The new standard is effective for interim and annual periods beginning after December 25, 2018. Early adoption is permitted. The new standard requires a modified retrospective transition for capital or operating leases existing at or entered into after the beginning of the earliest comparative period presented in the financial statements, but it does not require transition accounting for leases that expire prior to the date of initial application. The Company has not yet determined the potential effects of the adoption of ASU 2016-02 on its Consolidated Financial Statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 3 - Cash and Cash Equivalents

	December 31,
	2015	2014
	U.S. Dollars
Bank balances	30,743	18,130
Restricted cash	90	90

	30,833	18,220

As of December 31, 2015 and 2014, $90 were restricted against credit lines to banking institutions in Hong Kong (denominated in Hong Kong Dollars).

The Company’s cash and cash equivalent balance at December 31, 2015 and 2014 is denominated in the following currencies:

	December 31,
	2015	2014
	U.S. Dollars
US Dollars	26,703	9,576
New Israeli Shekels	2,002	2,569
Euro	770	2,033
Chinese RMB	640	1,541
Japanese YEN	142	1,825
Other currencies	576	676

	30,833	18,220

Note 4 - Short-term restricted deposits

The Company’s obligations to Bank Mizrahi in connection with the issuance of the appeal bond in March 2015, are secured by restricted deposits in the amount of approximately $7,875 as well as by a lien on its facility in Israel and a floating charge on its assets. The appeal bond will expire in September 2016, but will be cancelled, and the restrictions upon the deposits will be removed, upon payment of the liability in respect of the litigation loss. The liability is expected to be paid in March 2016.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 5 - Inventories

	December 31,
	2015	2014
	U.S. Dollars
Components	12,739	10,929
Work in process	6,453	5,575
Finished products *	10,386	9,622

	29,578	26,126

*    includes systems at customer locations not yet sold, as of December 31, 2015 and 2014, in the amount of $4,612 and $4,532 respectively.

Inventories are presented in:

	December 31,
	2015	2014
	U.S. Dollars
Current assets	27,599	24,650
Long-term assets (A)	1,979	1,476

	29,578	26,126

(A)           Long-term Inventory:

At December 31, 2015, $1,979 of the Company's inventory is classified in long-term assets based on Management’s estimate and the recent level of sales (at December 31, 2014- $1,476). Of this amount, $1,326 is comprised of spare parts (at December 31, 2014 - $1,401). The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory held for sale, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

The remaining portion of long-term inventory consists of Gryphon systems which in Management's estimation will not be sold during the next 12 months. Management believes that according to its forecasted sales this amount will mainly be utilized in 2017. Management believes no loss will be incurred on its disposition.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 5 – Inventories (cont’d)

(B)          Inventory write-down

As of December 31, 2015, based on Management's estimates regarding future sales, a provision of $133 was recorded in the costs of products sold line item in the consolidated statement of operations against damaged, obsolete, excess and slow-moving inventory (at December 31, 2014 - $283).

As of December 31, 2015, based on Management's estimates regarding future sales of one-color Gryphon systems, an obsolescence provision was recorded in the amount of $1,041 against FIT inventory.

As of December 31, 2014, based on the Company's decision in December 2014 to sell the remaining activities of the Sela division, an obsolescence provision was recorded in the amount of $205 against SELA inventory.

The provisions were recorded in the costs of products sold line item in the consolidated statement of operations. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

As a result of the above mentioned, the total amount of the inventory write-down for the year ended December 31, 2015 is $1,174 (2014 - $488).

Note 6 - Other Current Assets

	December 31,	December 31,
	2015	2014
	U.S. Dollars
Prepaid expenses	600	584
Advances to suppliers	220	361
Deposits for operating leases	203	113
Due from Government institutions	182	1,013
Other	507	311

	1,712	2,382

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 7 - Property, Plant and Equipment, Net

	December 31,
	2015	2014
	U.S. Dollars
Cost:
Land	863	863
Building	10,764	10,286
Machinery and equipment	6,260	5,943
Office furniture and equipment	1,225	1,202
Computer equipment and software	4,996	4,602
Automobiles	87	65
Leasehold improvements	1,130	1,057

	25,325	24,018
Less accumulated depreciation	11,794	10,993

	13,531	13,025

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $1,849, $1,937, and $2,166, respectively.

In accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 and March 2015 with Bank Mizrahi, a lien has been placed on the Company’s facility in Israel. See Note 14(D) and Note 14(E).

Note 8 - Long-Term Restricted Deposit

In October 2012, the Company was required to post an appeal bond of $729 with the United States District Court for the District of Minnesota ("the Court"), in order to stay collection of the contempt judgment pending resolution of the appeal. The bond accrued interest at the US Treasury Bill daily rate. Following the successful conclusion to this contempt appeal on February 9, 2015, the bond was returned. See Note 14(C).

Note 9 - Other Assets

	December 31,
	2015	2014
	U.S. Dollars
Deposits for operating leases	248	348

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 10 - Goodwill and Intangible Assets, Net

A.           Goodwill

	December 31,
	2015	2014
	U.S. Dollars
Goodwill	3,653	3,653
Accumulated impairment losses	(3,653)	(2,098)

	-	1,555

1.             Printar
During 2015, delays in marketing the Gryphon system resulted in an impairment of the Company’s goodwill and IPR&D recorded in the Printar acquisition. As of December 31, 2015, based on the Company’s annual impairment tests, an impairment charge of $1,555 was recognized for the remaining goodwill recorded in the Printar acquisition. The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations. See also Note 1(B).

As of December 31, 2014, based on the Company’s annual impairment tests, no impairment charge was recognized for the goodwill recorded in the Printar acquisition.

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

B.           Intangible assets, net

	December 31,
	2015	2014
	U.S. Dollars
Patent registration costs	2,077	1,959
IPR&D	1,002	1,002

Intangible assets at cost	3,079	2,961

Accumulated amortization and impairment	2,284	2,033

Total intangible asset, net	795	928

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 10 - Goodwill and Intangible Assets, net (cont’d)

B.           Intangible assets, net (cont'd)

Patent registration costs are amortized over their estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2015, 2014 and 2013 amounted to $211, $234 and $421, respectively. The amortization expense for 2015 includes the write-off of patents with a net value of $7 which were abandoned (in 2014 and 2013 - $37 and $33, respectively).

In 2015, the Company recorded an impairment charge of $40 with respect to the IPR&D based on the annual impairment test as determined using the present value of future cash flows (see also Note 10A). The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations.

As of December 31, 2015, the estimated amortization expenses of intangible assets for the years 2016 to 2020 is as follows:

Year ending December 31,	U.S. Dollars
2016	141
2017	133
2018	133
2019	133
2020	111
651

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 11 - Other Current Liabilities

	December 31,
	2015	2014
	U.S. Dollars
Liability in respect of litigation	14,600	-
Accrued employee compensation and related benefits	6,634	6,306
Commissions	2,876	2,048
Accrued expenses	2,446	2,146
Advances from customers and deferred revenues	1,961	1,416
Accrued warranty costs (2)	1,448	1,151
Government institutions	737	1,084
Current maturities of OCS liability (1)	10	228
Current maturities of contingent consideration (1)	-	1,900

	30,712	16,279

(1)
In accordance with ASC Topic 820 (Statement 157), the Company’s liabilities for contingent consideration in respect of the acquisition of Printar (see Note 22) were measured at fair value using Level 3 inputs.

In 2015, the Company signed an agreement with Printar, whereby its obligation to pay $2,000 – conditional on certain terms relating to the sale of machinery based on the solder mask technology, if and when the products were commercialized – was replaced and paid off with a one time final payment of $425, which the Company paid $50 in cash and issued shares with the fair value of $375. As a result a gain from the decrease in the liability was recorded in a separate line item within operating expenses in the consolidated statement of operations.

(2)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars
Beginning of year	1,151	1,304	1,150
New warranties	2,472	2,152	2,327
Reductions	(2,175)	(2,305)	(2,173)

Balance at end of year	1,448	1,151	1,304

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 12 - Liability for Employee Severance Benefits

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $772 and $860 as of December 31, 2015 and 2014, respectively.

3.	Severance pay expenses were $1,104, $1,145, and $1,081 in 2015, 2014 and 2013, respectively.

Note 13 - Other Long-Term Liabilities

	December 31,
	2015	2014
	U.S. Dollars

Liability to OCS, mainly in respect of business combinations (1)	4,768	4,150

(1)
Liability to OCS as of December 31, 2015 is in respect of the acquisition of Printar and new grants received in 2010 and 2009. Liability to OCS as of December 31, 2014 is in respect of the acquisitions of Printar, SELA and new grants received in 2010 and 2009.

The effective interest rate used to discount the cash flow for the liabilities to the OCS in respect of the acquisition of Printar as of December 31, 2015 was 13%. (As of December 31, 2014, 11% and 21%, for Printar and SELA, respectively).

See Note 11 for current maturities of liability to OCS.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 14 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements, principally for office space. In addition, in 2013 and 2015, the Company entered into new framework agreements for non-cancelable operating leases for vehicles for periods of 36 months.

As of December 31, 2015, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars

2016	1,374
2017	619
2018	120
Thereafter	90

2,203

Aggregate office rent expenses amounted to $966, $845, and $1,002 in 2015, 2014 and 2013, respectively.

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
	U.S. Dollars
2013	1,323	272	(218)	(16)	1,361
2014	1,361	344	(164)	(15)	1,526
2015	1,526	215	(141)	(8)	1,592

C.	Litigation

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 14 - Commitments and Contingencies (cont’d)

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

On February 3, 2016, a judgment in favor of Rudolph was entered in this action, awarding Rudolph the previously awarded damages (plus interest) of approximately $14,500, plus interest, together amounting to approximately $14,600, and also entering the Injunction.

On March 9, 2011, in conjunction with the ‘298 Patent infringement case, Rudolph filed a motion for contempt seeking approximately $1.2 million and unspecified attorneys’ fees for alleged contempt of the Court’s Injunction due to certain post-verdict sales of Falcon systems. On March 26, 2012, the Court issued an Order adopting the Magistrate Judge's Report and Recommendation issued August 11, 2011, on contempt and sanctions in a sum of $1,292. The Magistrate Judge also awarded Rudolph with $71 in attorney fees. The Court held that some of the Company's communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia, were prohibited by the Injunction that was then in place (as mentioned above, the Injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011). On April 10, 2012 Chief Judge Davis excused himself stating that he could no longer be "fair and impartial". On April 17, 2012 the Company filed a Rule 60 motion requesting that the contempt judgment be set aside for lack of due process. The new District Judge reduced the amount of sanctions award by half. The new judge denied the Company's request for a jury trial on contempt and sanctions. The Company has taken steps to appeal the sanctions award and submitted its opening appeal brief on November 30, 2012. On November 18, 2013 the Court of Appeals issued an opinion finding that the underlying contempt and sanctions findings were not final, appealable orders until after the resolution of the retrial of infringement of the ‘298 Patent infringement case in the Minnesota District Court. The Company deposited $729 with the Court as a bond while the appeal is pending.  The jury verdict rendered February 9, 2015 in the ‘298 Patent infringement case ruled in favor of the Company in this action, and overturned the contempt findings and accordingly vacated the sanctions in the amount of $646. The deposited funds were returned to the Company.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 14 - Commitments and Contingencies (cont’d)

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

3.
On March 12, 2015, Rudolph filed, but did not serve, a new lawsuit against the Company in the District Court alleging that the Eagle product infringes the ’298 Patent in the United States. The lawsuit does not demand a specific dollar amount but rather asks for an accounting for damages and for a preliminary and permanent injunction against infringing activity. In February 2016, corporate and personal depositions were made by three Camtek witnesses. The Company believes that the Eagle does not infringe the '298 patent and intends to continue defending itself from the allegations in this claim.

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

As of December 31, 2015 the credit facility has not been utilized.

In connection with the issuance of the appeal bond, in March 2015 the Company signed an agreement with Bank Mizrahi, according to which the bank provided a bank guarantee in the amount of $15,750 in order to support the appeal bond, which was issued by a surety company in the United States. The Company’s obligations to the bank are secured by a lien on its facility in Israel, restricted deposits in the amount of approximately $7,875 and a floating charge on its assets.  In addition, the Company signed a covenant agreement with the bank which requires it to comply with certain financial covenants. As of December 31, 2015, the Company was in full compliance with the financial covenants.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 14 - Commitments and Contingencies (cont’d)

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

As of December 31, 2015 the amount of non-repaid grants received including interest accrued, in respect of Printar and SELA, amounted to $6,256 and $0, respectively (December 31, 2014 - $6,029  and $2,352, respectively). The liabilities to the OCS were initially recorded at fair value as part of the purchase price allocation related to the acquisition of Printar and SELA and as of December 31, 2015 amounted to $4,130  and $0, respectively (December 31, 2014 - $3,670 and $60, respectively). (See Note 13 – Other long-term liabilities).

The liability to the OCS in respect of SELA was assumed by the transferee in the transfer of SELA activities completed in January 2015.

In 2009 and 2010, the Company received further grants in the amount of $598 ($648 including accrued interest) from the OCS in connection with the research and development activities related to the Printar acquisition.

G.            Dispute with Chief Scientist

A dispute has arisen between the Company and the OCS in Israel regarding the royalty rate to be paid in respect of certain of the Company’s products, the manufacturing and assembly of which has been moved to a foreign subsidiary.

Management, based on an opinion of its legal advisors, believes that the probability of an unfavorable resolution to this dispute is less than 50%. Accordingly, no accrual has been recorded in the financial statements in respect of this matter.

H.            Outstanding Purchase Orders

As of December 31, 2015, the Company has purchase orders of $8,959 (2014 - $9,972) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 15 - Concentration of Risk and Financial Instruments

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

Liquidity:
As mentioned in Note 14C1, in February 2016, the Court of Appeals reinstated the damages originally awarded in the patent infringement case which total, including interest, approximately $14,600. Although the payment of this sum will impact the Company’s liquidity, the Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2016. If available liquidity will not be sufficient to meet the Company’s operating needs, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 15 - Concentration of Risk and Financial Instruments (cont’d)

Derivative Instruments
The Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. The notional amounts and fair value of derivatives as of December 31, 2015 are:

	Notional amount	Fair value
	U.S. Dollars
Options

Buy put options (Buy dollars and Sell NIS)	3,000	27

Sell call options (Sell dollars and Buy NIS)	3,000	(24)

The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.
The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs.

Such instruments had a combined fair value gain of $92 and $(96) for the years ended December 31, 2015 and 2014, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

Note 16 - Shareholders’ Equity

A.            General

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.            Share issues

In May 2015, the Company completed a public offering of its shares on NASDAQ in which it issued 4,655,982 shares at a price of $2.85 per share, raising net proceeds of $11,904.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 16 - Shareholders’ Equity (cont’d)

D.            Stock Option Plan

As of December 31, 2015, the Company has six stock option plans for employees and directors. Future options will be granted only pursuant to the 2014 Share Option Plans described below.

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

	2015 Grant	2014 Grant
Valuation assumptions:
Dividend yield	0	0
Expected volatility	67%-68%	64%-71%
Risk-free interest rate	1.6%-2.16%	1.67%-2.3%
Expected life (years)	4.8	4.8-6.4
Vesting period (years)	4	4

In the years ending December 31, 2015, 2014 and 2013, 464,335, 296,000 and 75,000 options were granted, respectively.

The total intrinsic value of outstanding as options as of December 31, 2015, 2014, and 2013 is $45, $205 and $813, respectively.

The total intrinsic value of vested options as of December 31, 2015, 2014, and 2013 is $38, $87 and $275 respectively.

The total intrinsic value of options exercised during 2015 is $18.

The total stock option compensation expense amounted to $270, $308, and $361 in 2015, 2014 and 2013, respectively.

As of December 31, 2015, there was $873 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.04 years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 16 - Shareholders’ Equity (cont’d)

D.            Stock Option Plan (cont’d)

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2015		2014		2013
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	833,799	3.34	735,519	2.99	1,195,085	3.15
Granted	464,335	2.99	296,000	3.53	75,000	1.73
Forfeited and cancelled	(122,952)	2.95	(108,724)	2.47	(174,915)	2.96
Exercised	(24,061)	1.40	(88,996)	2.14	(359,651)	3.26

Outstanding at year end	1,151,121	3.28	833,799	3.34	735,519	2.99

Vested at year end	461,192	3.48	423,291	3.56	368,016	3.42

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2015	1,151,121	3.28	4.52	45.10

Vested and expected to vest at
December 31, 2015	1,095,927	3.28	4.52	41.00

Exercisable at December 31, 2015	461,192	3.48	5.36	38.10

The following table summarizes information about share options at December 31, 2015:

			Weighted
			average
	Number of		remaining
	outstanding	Number	contractual
Exercise price US$	options	exercisable	life in years
0-2	122,187	94,893	6.8
3-5	1,018,934	356,299	5.6
6-7	10,000	10,000	0.6
	1,151,121	461,192

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 16 - Shareholders’ Equity (cont’d)

D.            Stock Option Plan (cont’d)

The following table summarizes information about nonvested options at December 31, 2015:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2015	410,508	1.48
Granted	464,335	1.64
Vested	(78,462)	1.51
Forfeited	(106,452)	1.75

Balance at December 31, 2015	689,929	1.55

E.	Restricted Share Unit Plan

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

Total share based awards expense amounted to $0, $0, and $19 in 2015, 2014 and 2013, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 16 - Shareholders’ Equity (cont’d)

E.             Restricted Share Unit Plan (cont’d)

The total unrecognized compensation cost amounted to $0.

As of the balance sheet date the number of RSU’s available for grant was 670,129.

There was no activity under the Restricted Share Unit Plan in 2015.

Note 17 - Earnings Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated:

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars (In thousands, except per share data)

Net income (loss) attributable to Ordinary Shares	(10,113)	3,337	7

Weighted average number of Ordinary Shares
outstanding used in basic earnings per Ordinary
Share calculation	33,352	30,464	30,040

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	-	81	54

Weighted average number of Ordinary Shares
Outstanding used in diluted earnings per Ordinary
Share calculation	33,352	30,545	30,094

Basic income (loss) per Ordinary Share	(0.30)	0.11	0.00

Diluted income (loss) per Ordinary Share	(0.30)	0.11	0.00

Number of options excluded from the diluted
earnings per share calculation due to their
anti-dilutive effect	1,151	391	526

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 18 - Segment Information

Description of segments:

Until the fourth quarter of 2013, the Company operated under one reporting segment. During the first quarter of 2014, following a change in the role of the Company's chief operating decision-maker (“CODM”), the Company determined that it operates under two reportable segments.

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company's CODM is its Active Chairman and Chief Executive Officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating income.

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

Segment data:

The Company derives the results of its business segments directly from its internal management reporting system and by using certain allocation methods. The accounting policies the Company uses to derive business segment results are substantially the same as those the Company uses for consolidation of its financial statements. The CODM measures the performance of each business segment based on several metrics, including earnings from operations. The CODM uses these results, in part, to evaluate the performance of, and to assign resources to, each of the business segments. The Company does not allocate to its reportable segments certain operating expenses, which it manages separately at the corporate level.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 18 - Segment Information (cont’d)

The Company does not allocate any assets to segments and, therefore, no amount of assets is reported to management and disclosed in the financial information for segments. Selected operating results information for each business segment was as follows for the year ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	Revenues			Income (loss) from operations
	2015	2014	2013	2015	2014	2013
	U.S. Dollars			U.S. Dollars
PCB	30,138	30,480	31,803	(5,902)	(2,422)	(1,588)
Microelectronics	69,137	57,833	53,602	(2,671)	9,922	5,605
Total	99,275	88,313	85,405	(8,573)	7,500	4,017

The reconciliation of segment operating results information to the Company’s consolidated financial information was as follows:

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars
Income (loss) from operations	(8,573)	7,500	4,017
Unallocated general and administrative expenses	1,216	2,056	2,501
Share-based compensation expenses	270	308	380
Financial expenses	1,877	1,220	1,738

Consolidated income (loss) before taxes	(11,936)	3,916	(602)

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars
China and Hong Kong	30,158	28,526	25,889
Taiwan	24,854	17,495	14,543
Korea	13,208	8,889	15,691
United States	10,219	12,518	11,705
Asia- Other	7,836	11,336	6,072
Japan	7,035	3,204	4,010
Western Europe	5,380	5,739	6,519
Rest of the world	585	606	976

	99,275	88,313	84,405

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 19 - Selected Income Statement Data

A.           Selling, general and administrative expenses

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars
Selling (1)	16,208	14,337	13,906
General and administrative	7,379	7,080	8,456

	23,587	21,417	22,362

(1) Including shipping and handling costs	1,014	879	652

B.           Financial income (expenses), net

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars
Interest and commission expense	(461)	(6)	(181)
Interest income	88	77	90
Re-evaluation of contingent consideration	(101)	(258)	(858)
Re-evaluation expense on liabilities to the OCS	(437)	(370)	(504)
Other, net (*)	(966)	(663)	(285)

	(1,877)	(1,220)	(1,738)

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(786), $(546), and $(188) in 2015, 2014 and 2013, respectively.

Note 20 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in Israel for the years 2013-2015:

2013 – 25%
2014 – 26.5%
2015 – 26.5%

After the reporting date, on January 4, 2016 the Knesset plenum approved the Corporate Tax rate would be reduced by 1.5% from 26.5% to 25% as from January 1, 2016. Changes in tax rates enacted after the reporting period do not affect the measurement of tax balances in the financial statements.

Current taxes for the reported periods are calculated according to the enacted tax rates presented above, subject to the benefit under the Law for the Encouragement of Capital Investment.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 20 - Income Taxes (cont’d)

B.	Details regarding the tax environment of the Israeli companies (cont’d)

(2)	Benefits under the Law for the Encouragement of Capital Investments (hereinafter - “the Encouragement Law”) (cont’d)

(a)	Approved and Beneficiary enterprise

An industrial enterprise of the Company and a certain subsidiary were granted “Approved Enterprise” and “Beneficiary Enterprise” status in accordance with the Encouragement Law. The Company has chosen 2005 and 2010 as the years of election.

The income generated by the “Beneficiary Enterprise” is exempt from tax over a period of up to 10 years beginning with the year in which the Company first had taxable income and subject to the years of election (limited to the earlier of a maximum period of 12 years from the year of election). The tax benefit of the Approved Enterprise has expired.

The tax benefit period of the beneficiary enterprise that commenced operations in 2005 and 2007 ended and will end in 2014 and 2016, respectively, whereas the benefit period of the Beneficiary Enterprise that commenced operations in 2010 will end in 2021. The benefits are contingent upon compliance with the terms of the Encouragement Law, such provisions generally require that at least 25% of the Beneficiary Enterprise’s income will derive from export. The Company is currently in compliance with these terms.

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

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which determined that as of 2014 tax year the tax rate on preferred income will be 9% for Development Area A in which the Company is situate and 16% for the rest of the country.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 20 - Income Taxes (cont’d)

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

The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as a dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise Programs.

Out of Camtek's retained earnings as of December 31, 2015 approximately $18,335 are tax-exempt earnings attributable to its Approved Enterprise and approximately $9,708 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently – up to 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2015, if the income attributed to the Approved Enterprise was distributed as a dividend, the Company would incur a tax of approximately $4,584. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, the Company would incur a tax in the amount of approximately $2,427. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

C.	Details regarding the tax environment of the Non Israeli companies

Non Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

The subsidiary in China was entitled to a 50% tax reduction from the standard tax rate of 25% for a period of time, ending in 2013.

As of December 31, 2015, Camtek has not provided for income taxes on the undistributed earnings of approximately $11,322 of one of its major foreign subsidiaries since these earnings are intended to be indefinitely reinvested. The amount becomes taxable upon a distribution from the subsidiary or a sales of the subsidiary. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings. However, liquidity deterioration in the future could require the Company to change its plans and repatriate all or a portion of these undistributed earnings, which may increase tax expenses and deferred tax liability. The Company’s management has determined not to distribute any amounts of its undistributed income from that specific subsidiary, as a dividend or otherwise, as such distribution would result in a tax liability.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 20 - Income Taxes (cont’d)

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars
Income (loss) before income taxes:
Israel	(13,807)	2,975	(2,638)
Non-Israeli	1,871	941	2,036

	(11,936)	3,916	(602)

Income tax expense:
Current:
Israel	146	191	121
Non-Israeli	414	224	709
	560	415	830
Deferred tax expense (benefit):
Israel	(2,654)	38	(1,287)
Non-Israeli	271	126	(152)
	(2,383)	164	(1,439)

	(1,823)	579	(609)

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 20 - Income Taxes (cont’d)

E. Reconciliation of statutory tax expense to actual income tax

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars

Income (loss) before income taxes	(11,936)	3,916	(602)

Statutory tax rate	26.5%	26.5%	25%

Theoretical income tax expense (benefit)	(3,163)	1,038	(151)

Increase (decrease) in income tax expense resulting from:

Tax expense (benefits) arising from “Approved and
Beneficiating Enterprises” and preferential tax rate in China	(523)	(1,215)	711

Change in valuation allowance(*)	308	(40)	586

Non-deductible expenses(**)	640	55	218

Differences between foreign currencies
and dollar-adjusted financial statements-net	283	952	(1,133)

Purchase price adjustment for contingent liabilities	-	-	(580)

Foreign tax rate differential	(44)	(13)	(101)

Undistributed earnings of subsidiary	490	-	-

Other	186	(198)	(159)

Actual income tax expense (benefit)	(1,823)	579	(609)

Per share effect of the tax benefits arising from
“Approved and Beneficiating Enterprises” and
preferential tax rate in China:

Basic	$0.00	$(0.04)	$0.00

Diluted	$0.00	$(0.04)	$0.00

(*)	Included within the change in valuation allowance are realized benefits of operating loss carryforwards of $134, $42 and $68, for the years ended December 31, 2015, 2014 and 2013, respectively.

(**)	Including non-deductible share based compensation.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 20 - Income Taxes (cont’d)

F.	Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2015	2014
	U.S. Dollars
Deferred tax assets:
Allowance for doubtful accounts	184	136
Accrued warranty	87	114
Unearned revenue	165	125
Accrued expenses	493	448
Net operating losses (NOL) and tax credit carryforwards	6,823	3,761
Other temporary differences*	197	*334

Total gross deferred tax assets	7,949	4,918
Valuation allowance	(3,087)	(2,953)

Deferred tax asset, net of valuation allowance	4,862	1,965

Deferred tax liability:
Property, plant and equipment	(240)	(216)
Undistributed earnings	(490)

Net deferred tax assets	4,132	1,749

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

At December 31, 2015 and 2014 the Company had valuation allowance of $3,087 and $2,953 on certain of deferred tax assets. The net change in the total valuation allowance was an increase of $134 for the year ended December 31, 2015 and a decrease of $656 and $1,532, for the years ended 2014 and 2013, respectively. Included in the net change in the valuation allowance for the year ended December 31, 2015, is a reduction of $174 for a valuation allowance that was included in the net assets of a foreign subsidiary that was sold. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2015, the Company and its subsidiaries in Israel have regular NOL aggregating approximately $67,843 that will not expire. Included in this amount are NOLs of $18,255 that were generated from the Company filing separate tax returns from its domestic subsidiaries. Based on the earnings history of the Company’s operations in recent years, other than the loss from litigation, and Management’s expectation of continued profitability, Management believes that these losses will be utilized.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 20 - Income Taxes (cont’d)

F.	Deferred taxes (cont’d)

As of December 31, 2015, the major foreign subsidiaries have NOL carryforwards aggregating approximately $1,509, of which approximately $424 can be utilized up to 20 years from the year it was established and approximately $1,085 can be carried forward indefinitely.

G.	Accounting for uncertainty in income taxes

For the years ended December 31, 2015, 2014 and 2013, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2015, 2014 and 2013, no interest and penalties related to income taxes have been accrued.

H.	Tax assessments

The Company and its subsidiaries in Israel file their income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, United States of America and China. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning in 2010, in addition, the Israeli tax returns of SELA are open to examination by the Israeli Tax Authorities for the tax years beginning in 2010, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1999 in Belgium, 2008 in Hong Kong and 2011 in the United States of America.

Note 21 - Balances and Transactions with Related Parties

A.	Balances with related parties:

	December 31,	December 31,
	2015	2014
	U.S. Dollars
Accounts receivable	79	101
Accounts payable	-	-
Due from affiliated companies	559	501

B.	Transactions with related parties:

	Year Ended December 31,
	2015	2014	2013
	U.S. Dollars
Purchases from Parent and affiliates	43	93	57
Interest income (expense) from Parent	(9)	24	4
Sales to Parent and affiliated companies	109	297	347

Unpaid balances between Parent and its subsidiaries in Israel and the Company bear interest of 5.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 21 - Balances and Transactions with Related Parties (cont’d)

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

Employment Agreements with the Active Chairman

Pursuant to employment agreement with the Active Chairman of the Board of Directors and Chief Executive Officer ("Active Chairman") dedicates 10% of his time in providing consulting and management services for Parent through Amitec – Advanced Multilayer Interconnect Technologies Ltd. – a wholly owned subsidiary of the Parent ("Amitec"). The Active Chairman receives from the Company 90% of a full time salary and is compensated directly by Amitec for the remaining 10% of his time.

The Active Chairman of the Board of Directors serves as the Chairman of Parent, and does not receive any additional compensation for his service as the Company’s Active Chairman.

Note 22 - Fair Value Measurements

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 22 - Fair Value Measurements (cont’d)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and December 31, 2014, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2015	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Assets
derivative contracts	3	-	3	-

Total Assets	3	-	3	-

		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	December 31, 2014
Description
	U.S. Dollars

Liabilities
derivative contracts	89	-	89	-
Contingent consideration	1,900	-	-	1,900

Total Liabilities	1,989	-	89	1,900

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the years ended December 31, 2015 and 2014.

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) liabilities for the year ended December 31, 2015 and 2014:

Level 3 U.S. Dollars
Contingent consideration
December 31, 2014	1,900
Settlement of liabilities	(2,001)
Revaluation of fair value included in statement of operations	101

December 31, 2015	-

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2015

Note 22 - Fair Value Measurements (cont’d)

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

Note 23 - Subsequent Events

On February 3, 2016, the United States Court of Appeals for the Federal Circuit entered its judgment regarding the Company's appeal in the patent infringement case of Rudolph Technologies Inc. against the Company regarding the Falcon systems. The Court of Appeals reaffirmed the Minnesota Court's Ruling in Rudolph Technologies' favor, and reinstated the damages originally awarded which total, including interest, approximately $14,600, as well as the injunction in connection with sales of the Falcon systems in the United States until the expiration of plaintiff’s patent. The Company has recorded a reserve for the awarded amount in its financial statements for year 2015.

Item 19.                 Exhibits.

Exhibit No.	Exhibit

1.1
Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, File No. 333-12292, filed with the Securities and Exchange Commission on July 21, 2000);

1.2
Articles of Registrant, as amended October 24, 2011 (incorporated herein by reference to Exhibit A to the Registrant’s Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 27, 2011).

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

4.13
Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004 (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

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
101
The following financial information from Camtek Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

___________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Name:	Rafi Amit
Title:	Chief Executive Officer

Date:  March 21, 2015