Form 20-F
period 2016-12-31
CAMTEK LTD
filed 2017-03-15
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended December 31, 2016

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

☐ Yes          ☒ No

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to "Camtek," the "Company," "us," "we" and "our" refer to Camtek Ltd. (the "Registrant"), an Israeli company, and its consolidated subsidiaries (unless otherwise indicated);

•	references to "ordinary shares," "our shares" and similar expressions refer to the Registrant's ordinary shares, NIS 0.01 nominal (par) value per share;

•	references to "dollars," "U.S. dollars" and "$" are to United States Dollars;

•	references to "shekels" and "NIS" are to New Israeli Shekels, the Israeli currency;

•	references to the "Companies Law" are to Israel's Companies Law, 5759-1999;

•	references to the "Israeli Securities Law" are to Israel's Securities Law, 5728-1968;

•	references to the "SEC" are to the United States Securities and Exchange Commission; and

•	references to the "Nasdaq Rules" are to rules of the Nasdaq Global Market.

Cautionary Language Regarding Forward-Looking Statements

This annual report includes certain statements that are intended to be, and are hereby identified as, "forward-looking statements" for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events.

Forward-looking statements can be identified by the use of forward-looking terminology words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "seeks," "strategy," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases, but are not the only way these statements are identified. These statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other "forward-looking" information. When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between a forward-looking statement and actual results can be material. Forward-looking statements may be found in Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects" and in this annual report generally. Our actual results could differ materially from those anticipated in these statements as a result of various factors, including all the risks discussed in "Risk Factors" and other cautionary statements in this annual report. All of our forward-looking statements are qualified by and should be read in conjunction with those disclosures. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Consolidated Financial Data.

We derived the selected data under the captions "Selected Statement of Operations Data" for the years ended December 31, 2016, 2015 and 2014, and "Selected Balance Sheet Data" as of December 31, 2016 and 2015 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions "Selected Statement of Operations Data" for the years ended December 31, 2013 and 2012 and "Selected Balance Sheet Data" as of December 31, 2014, 2013 and 2012 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Sales of products	95,748	84,059	71,371	67,864	66,929
Service fees	13,755	15,216	16,942	17,541	17,618
Total revenues	109,523	99,275	88,313	85,405	84,547
Cost of revenues:
Cost of products sold	49,399	44,851	35,870	38,692	35,908
Cost of services	11,239	11,298	11,424	12,311	11,574
Reorganization and impairment	4,931

Total cost of revenues	65,569	56,149	47,294	51,003	47,482
Gross profit	43,954	43,126	41,019	34,402	37,065

Research and development costs	15,896	14,860	14,406	14,370	12,916
Selling, general and administrative expenses	25,501	23,587	21,417	22,362	21,138
Reorganization and impairment	(4,059)	138	60	(3,466)	3,031
Loss from litigation	-	14,600	-	-	-
Total operating expenses	37,338	53,185	35,883	33,266	37,085
Operating income (loss)	6,616	(10,059)	5,136	1,136	(20)
Financial income (expenses), net	(994)	(1,877)	(1,220)	(1,738)	233

Income (loss) before income taxes	5,622	(11,936)	3,916	(602)	213
Income tax (expense) benefit	(888)	1,823	(579)	609	(210)

Net income (loss)	4,734	(10,113)	3,337	7	3

Earnings (loss) per ordinary share:
Basic	0.13	(0.30)	0.11	0.00	0.00
Diluted	0.13	(0.30)	0.11	0.00	0.00

Weighted average number of ordinary shares outstanding (in thousands):
Basic	35,348	33,352	30,464	30,040	29,849
Diluted	35,376	33,352	30,545	30,094	30,013

	Year Ended December 31,
	2016		2015	2014	2013	2012
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	19,740	[1]	30,833	18,220	16,495	18,867
Short-term deposits	-		-	8,607	6,000	7,160
Short-term restricted deposit	-		7,875	-	-	-
Long-term restricted deposit	-		-	729	729	729
Total assets	105,540		116,266	96,511	91,850	99,008
Short and long term bank loans	-		-	-	-	6,252
Total liabilities	32,175		48,064	30,779	29,954	38,671
Additional paid in capital	76,463		76,034	63,465	62,966	61,415
Total shareholders' equity[2]	73,365		68,202	65,732	61,896	60,337
Ordinary issued and outstanding shares	35,348,176		35,348,176	30,494,522	30,405,526	29,896,933

1 Reduction in cash, cash equivalents and short-term restricted deposit reflects the satisfaction of a $14.6 million judgment and interest, which was accrued in the year ended December 31, 2105.
2 Authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01.

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

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers in the semiconductor fabrication industry, as well as in the printed circuit board ("PCB") industry, to make continuing capital investments in our products for use in their manufacturing processes.

The capital equipment procurement practices of these manufacturers have historically been cyclical in nature, and there have been both periodic and sustained downturns. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end products that utilize our solutions in their production processes. Demand for consumer end products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have seen a more stable overall pattern of capital investments in our industries in recent periods, the occurrences of cyclical downturns in these industries are very difficult to predict. Although we have in the past implemented cost reduction and business realignment measures in response to prevailing economic conditions which had led to decreased demand, we are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and the need to maintain short lead times for delivery and our worldwide customer service and support operations. In circumstances of significantly reduced overall demand, or delays in capital investment due to uncertain economic and/or industry conditions, or if orders received differ from our expectations with respect to the product, volume, price or other matters, our fixed cost structure could have a material adverse effect on our business and results of operations. Our inability to respond to industry cycles could have a material adverse effect on our business and results of operations.

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

The markets we serve are highly competitive and have dominant market participants with greater resources. Such competition could adversely affect the terms on which we sell our products and may negatively affect our financial results.

The markets that we serve are highly competitive. During market downturns competition is intensified due to the reduced demand for the products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as more favorable payment terms to our customers and a corresponding decline in our cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected.

In the semiconductor manufacturing industry, our main competitors are Rudolph, ATI Electronics Pty Ltd, KLA-Tencor Corporation, Cheng Mei Instrument Technology Co., ASTI Holding Limited and Toray Industries, Inc.

In the PCB industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Gigavis Co. Ltd., Shirai Electronics Industrial Co. Ltd., ATI Electronics Pty Ltd. and local automated optical inspection ("AOI") vendors in China and Taiwan such as Machvision Inc., Optima Ltd., Ovitech and Jointpower Technology Co,. Ltd. In addition, there is a market for used AOI systems for PCB manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases.

Some of our competitors have greater financial, personnel and other resources and offer a broader range of products and services. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater economies of scale, offer more aggressive pricing or devote greater resources to the promotion of their products. If we are unsuccessful in effectively responding to our competition, our financial results will be adversely affected by reduced revenues as well as lower margins, which may lead to financial losses.

Third parties have asserted claims, and may assert additional claims, that our products infringe the intellectual property rights of others, which could expose us to costs and risks.
Third parties, including one of our competitors in the field of semiconductor wafer inspection equipment, Rudolph Technologies Inc. ("Rudolph"), have asserted claims, and may assert additional claims in the future, that we have infringed their patents or intellectual property rights. Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management's attention from our business. Successful claims against us (such as the claim asserted by Rudolph regarding our Falcon product in which a final ruling was granted in Rudolph's favor in 2016) could impose on us monetary awards for damages, as well as for plaintiff’s attorney's fees and other costs, and could limit our ability to sell products in certain jurisdictions; see in Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" below.

There are currently two pending patent litigation cases brought by Rudolph against us in the United States. Although we believe that we have strong defenses against these claims, we cannot assure you that we will ultimately prevail against Rudolph's additional patent infringement claims. If Rudolph were to ultimately succeed with its infringement actions, it could have a negative impact on our business and could result in monetary damages being assessed against us which will affect our profitability and liquidity. Rudolph's actions have already subjected us, and may continue to subject us, to significant legal and other defense costs, which would impact our cash resources and profitability. (see Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" – "Litigation with Rudolph Technologies Inc.").

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

Some of the factors that may influence our operating results include:

•	change in customer demand for our systems and installation schedules;

•	product introductions and the market penetration period of new products;

•	global economic conditions and worldwide demand for electronic equipment;

•	rapid shifts in industry capacity;

•	the size, timing and shipment of substantial orders;

•	legal expenses and the impact of legal actions;

•	timing of evaluation and qualification of our products by new customers;

•	lack of visibility/low levels of backlog from the preceding quarter;

•	product mixes;

•	pricing of our products;

•	timing of new product upgrades or enhancements; and

•	interest and exchange rates

In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly and annual operating results.

Failure or delays in the development process and subsequent commercialization of our new functional inkjet technology (“FIT”) could result in loss of capital investment and could have an adverse effect on our operating results.

Following our decision to reorganize our current mode of operation with respect to our FIT business activity, we have ceased supporting our previous line of FIT systems (the “Gryphon System”), and have re-focused on developing the next generation of our FIT product line (the "New FIT Product"); (see in Item 4.A below – "History and Development of the Company").

We are still the process of developing the New FIT Product and cannot guarantee the successful completion of such development which also may take longer than anticipated. Challenges we may face in the development process include, inter alia, developing ink that will meet market requirements, collaborating with third party ink manufacturers, and challenges in development of the printer. In addition, even if we are successful in the development of the New FIT Product, we may face further challenges in the commercialization phase.

A failure of this project or delays in our ability to successfully develop and subsequently commercialize the New FIT Product could result in loss of capital investment and inventory write-offs (as it did in 2015 and 2016 – see in Item 5.A below – "Operating Results – Critical Accounting Policies– Valuation of Inventory"). In addition, the results of commercialization may not represent a fair return on our investment in the New FIT Product.

Technology in the markets in which we operate is rapidly evolving, and we may not be able to keep pace with these changes or with emerging industry standards and may incur substantial costs as a result. This could result in a loss of revenues or adversely affect our profits.

The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Potential new technologies and improvements to existing production equipment and methods could improve production yields, thereby reducing the need to use our AOI systems in these industries. In addition, new technologies could emerge as alternatives to our products.

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

We seek to expand our activity beyond our existing served markets, into adjacent markets such as the inspection of silicon wafers at various steps during their manufacturing process inside the wafer fabrication facility. Technological developments in production processes and in process control may reduce the growth we anticipate in demand for inspection systems. If this happens, we may not be able to cover our investments in penetrating these markets, or will have to increase our research and development ("R&D") and marketing expense to adapt our products to such changes. Adopting new technologies may also result in material inventory write-offs which would adversely affect our results of operations.

We have incurred major losses in the past and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems.

We incurred significant losses in 2015 as well as in earlier periods prior to 2011. We may use cash in our operations during 2017 for working capital and investment activities and may continue to incur significant additional legal expenses and other costs associated with defending against certain ongoing patent infringement actions, all of which may reduce our available cash resources and harm our operations.

We may not be able to achieve or increase profitability on a quarterly or annual basis.

We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce. In the future, we may again have to undertake cost reduction initiatives, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. If available liquidity is not sufficient to meet our operating and other obligations as they come due, we may need to further reduce expenditures to meet our cash requirements, or pursue debt or equity financing arrangements.

Although we currently have a line of credit from Bank Mizrahi in the amount of $5 million, additional financing arrangements may not be available to us on acceptable terms when needed, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders would experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our R&D programs. We also could be required to seek funds through arrangements with business collaborators on terms that would otherwise not be advantageous to us.

Fluctuations in currency exchange rates may result in the prices of our products becoming less competitive or in additional expenses being recorded, and thus may have negative impact on our profitability.

Currency exchange rate fluctuations may affect the prices of our products. Our products' prices in most countries are denominated in U.S. Dollars, except for in Europe, in Japan and part of our revenues from products in China. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. If there is a significant devaluation in the relevant local currencies in which we operate compared to the U.S. Dollar, the prices of our products will increase relative to that local currency and may be less competitive. In addition, much of our service income is denominated in local currencies. If a larger number of our sales were to be denominated in currencies other than U.S. Dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations. As most of our revenues are denominated in U.S. Dollars and as our financial results are reported in U.S. Dollars, we believe that inflation and fluctuations in the NIS/ U.S. Dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS. Therefore an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. In addition, part of our revenues from products in China is denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the Chinese Renminbi ("CNY") to U.S. Dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

We operate an international sales and manufacturing organization. A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks that could impede our plans for expansion and growth.

The majority of our sales is in the Asia Pacific region. In 2016, our sales in the Asia Pacific region accounted for approximately 85% of our total revenues, of which approximately 31% of our total revenues were from sales in China and Hong Kong, 25% of sales in Taiwan and 15% of sales in Korea. In addition, parts of the manufacturing and assembly of our AOI systems for the PCB industry are made in our manufacturing facility in Suzhou, China. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, as have North and South Korea. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs.

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products' competitive advantages; and installation of the systems at the customer's site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial market penetration period for several new products such as our Eagle product line, and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features. Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, cash flow and results of operations.

The long sales process may cause an increase in inventory levels and a risk for inventory write downs and write-offs; for more details regarding recent inventory write downs and write-offs see Item 5.A – "Operating Results – Critical Accounting Policies– Valuation of Inventory".

We depend on a limited number of suppliers, and in some cases, a sole supplier and/or subcontractor. If one or more of our third‑party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

While a portion of our manufacturing is performed in our production facilities in Israel and in China, we outsource some of our manufacturing processes to contract manufacturers ("Contract Manufacturers"), including one significant contract manufacturer that is located in Israel. From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturers. In addition we rely on single source and limited source suppliers and subcontractors ("Key Suppliers") for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide.

Although we believe that our Contract Manufacturers and Key Suppliers have sufficient economic incentive to perform our manufacturing and meet our supply needs, their performance is not within our control and manufacturing problems may occur in the future, including inferior quality and insufficient quantities of components. Delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders.

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

 In the current highly competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. In order to meet our customers' needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. While we believe that we have sufficient inventory to fill our customers' orders, our predictions may not correspond to our actual future needs and our suppliers and subcontractors cannot always supply such components and subsystems within a shorter than anticipated time frame. Our inability to anticipate rapid market changes may cause an increase of inventory which could result in material inventory write-offs, which we have incurred in the past, or may alternately limit our ability to satisfy customer orders, which could result in the loss of sales and could cause customers to seek products from our competitors.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We differentiate our products and technologies from those of our competitors by using our intellectual property for the development of our products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia Pacific region, that provide less protection to intellectual property than U.S., European or Israeli laws. In addition, we have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry, where intellectual property laws may not be strictly enforced. Inability to protect our intellectual property may affect our competitive advantage.

We have expanded and may attempt to further expand our activity in the markets in which we operate through merger and acquisition (M&A) activity. Such activity has resulted and may further result in operating difficulties, losses and other adverse consequences.

We have in the past expanded our activity through merger and acquisitions, including the acquisition of assets and certain liabilities of Printar Ltd. ("Printar") and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. ("Sela"), (see below in Item 4.B – "Business Overview –Our Business").

We may acquire businesses and assets, which could lead to post-merger integration difficulties; diversion of management's attention from our core business and operations; failure to estimate the acquired businesses' future performance and failure to execute on such expectations; failure to launch new products to our existing or new markets; inaccurate evaluation of expected competition and/or the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations.

In addition, as a result of acquisition activity, our future results of operations may be influenced by the possibility of our incurring impairment charges as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5.A below - "Critical Accounting Policies" and in Note 9– "Goodwill and Intangible Assets, Net", of the consolidated financial statements). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

We may face risks of interruptions in our production capabilities.

Our corporate headquarters is located in Migdal Ha'Emek, in the northern part of Israel. Any event affecting this site, including a natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our ability to fulfill manufacturing demands and generate revenues, thus negatively impacting our business (see also in this Item 3.D above "We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor" and below - "Risks Relating to Our Operations in Israel ").

We also have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry. Therefore, we may be influenced by geopolitical or economic events in China, as well as sourcing risks, such as supply chain and business interruption issues. Events affecting our facility in China may disrupt our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

Our relationship with Priortech may give rise to conflicts of interest.

We purchase products from, or sell products to companies controlled by Priortech Ltd., our principal shareholder, directly or indirectly, or in which Priortech has substantial holdings, and act jointly with such companies with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements, including regarding audit or compensation committee, board of directors and in certain cases shareholder approvals (including special majority requirement in certain cases) for interested party transactions, we cannot be certain that the possible conflict of interests in any of these transactions and activities is fully eliminated. In addition, Between August 2010 and May 2015, Mr. Amit served as our Active Chairman on a 75% basis (and, as of March 27, 2014 Mr. Rafi Amit had also assumed the responsibilities of our Chief Executive Officer in his capacity as our Active Chairman, following the receipt of shareholder approval for such assumption for a period of three years from the date of such approval, which is due to expire on March 27, 2017 - see Item 6.B below - "Compensation – Employment Agreements") as well as acting as Priortech's Chairman of the board of directors and providing consulting and management services to Priortech on a 25% basis, and, effective as of May 26, 2015, following the receipt of shareholder approval of the new services agreement with Mr. Amit ("Mr. Amit's Amended Agreement") in August 2015, such scope of services provided to us by Mr. Amit (as our Active Chairman, and, as of March 27, 2014 – as our Chief Executive Officer) was increased to 90% and his scope of services to Priortech was decreased to 10%. Mr. Yotam Stern who acts as one of our Directors, holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech and at P.C.B Technologies Ltd., an Israeli public company controlled by Priortech. For more details regarding our senior management arrangements, see Item 6.B below - "Compensation – Employment Agreements".

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

Due to our global operations we must comply with certain international and domestic laws, regulations and restrictions which may expose our business to risks, including as detailed below.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed "conflict minerals". These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We timely file our conflict mineral reports. Yet there are, and will be, ongoing costs associated with complying with these recent disclosure requirements, including due diligence to determine the sources of those minerals that may be used or necessary to the production of our products in order to make the relevant required annual disclosures. We may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products.

In addition, our business is subject to numerous domestic laws and regulations designed to protect the environment, including with respect to discharges and management of hazardous substances, wastes and emissions and soil and ground water contamination. The failure to comply with current or future environmental requirements could expose us to criminal, civil and administrative charges and monetary liability. We believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Although we are not presently aware of any liability that could be material to our business, financial condition or operating results, due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future.

Breaches of network or information technology security could have an adverse effect on our business.

We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber security attacks which could include, but are not limited to, malicious software, viruses, attempts to gain unauthorized access, whether through malfeasance or error, either from within or outside of our organization, to our data or that of our customers or our customers’ customers which may be in our possession. The unauthorized release, corruption or loss of the data, loss of the intellectual property, theft of the proprietary or licensed technology, whether ours, that of our customers or their customers, loss or damage to our data delivery systems, other electronic security breaches could result in liabilities to us and other material costs. Breaches of our networks or IT systems could lead to disruptions in our critical systems, and increased costs to prevent, respond to or mitigate cyber security events. It is possible that our business, financial and other systems could be compromised, which might not be noticed for some period of time. Although we utilize various procedures and controls to mitigate our exposure to such risk, cyber security attacks are evolving and unpredictable and we cannot guarantee that any risk prevention measures implemented will be successful. In addition, while we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. The occurrence of such a cyber security attack could lead to financial losses and have a material adverse effect on our reputation, business, financial condition and results of operations.

Risks Relating to Our Ordinary Shares

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to successfully raise funds and may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future; during the period from January 1, 2016 through February 28, 2017, the closing price of our ordinary shares ranged from $1.70 to $3.90 (See in Item 9.A below- "Price History of Ordinary Shares"). The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. Our ordinary shares may experience significant market price and volume fluctuations in response to numerous factors, many of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	investors' views of the attractiveness of our new products, especially the New FIT Product, if and when available;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	quarterly variations in our operating results;

•	market conditions relating to our customers' industries;

•	announcements of technological innovations or new products by us or our competitors; for example, announcements concerning the potential of our New FIT Product, if and when available;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements of significant claims or proceedings against us and developments in such proceedings or adverse decisions in pending litigation matters;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights and patent litigation;

•	additions or departures of our key personnel;

•	future offerings or sales of our ordinary shares; and

•	large block transactions in our ordinary shares.

Securities class action litigations are being brought from time to time against companies following periods of volatility in the market price of their securities, and one was brought against us. Although this claim was dismissed, we cannot guarantee that similar litigation would not be brought against us in the future.

Our principal shareholder, Priortech Ltd. ("Priortech"), holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests. The loan received by Priortech, for which Priortech has pledged its holdings in our shares, could lead to sales of such shares by Priortech or upon foreclosure, which could have an adverse effect on the market price of our shares.

Priortech beneficially holds 46.17% of our issued and outstanding ordinary shares. As a result, Priortech has the ability to determine the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of the Company. Messrs. Rafi Amit and Mr. Yotam Stern, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien (including the estates of the foregoing deceased founders, the "Founding Members"), governing inter-alia joint voting at Priortech's general meetings of shareholders and the right of first refusal among themselves, hold, as of February 28, 2017 aggregately 35.76% of the voting power at Priortech's general meeting of shareholders and as such may be deemed to control Priortech.

During the year ended December 31, 2016, Priortech pledged all of its holdings in our ordinary shares to its principal lender. 6.0 million of the pledged shares are registered for resale on a shelf registration statement; in the event of foreclosure and sale of these shares into the market during a short period of time, or if Priortech otherwise decides to sell any such shares in order to comply with its commitments under said loan, the market price of our ordinary shares could be adversely affected. In addition, should Priortech default on its loan, and the lender were to foreclose and sell the pledged shares, Priortech would cease to have a controlling interest in us, and, if the shares were sold to one or a small group of investors, an effective change of control of us could occur.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

There is a risk that we may be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return of US holders of our ordinary shares and may generally cause a reduction in the value of our shares. For US federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce or are held for the production of passive income. Based on an analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2016. However, there can be no assurance that the US Internal Revenue Service ("IRS") will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2017. If we were a PFIC during any prior years, US holders who acquired or held our ordinary shares during such years generally will be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be PFIC for US federal income tax purposes, highly complex rules would apply to US holders owning our ordinary shares and such US holders could suffer adverse US tax consequences. For more information, please see Item 10.E below - "U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company".

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

As a foreign private issuer we are exempted from certain requirements and corporate governance practices imposed by the SEC and Nasdaq, which may result in less protection for investors.

We are a "foreign private issuer" within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to U.S. public companies, including, for example, rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Further, we are permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity issuances and equity-based compensation plans, with respect to the composition of the compensation committee and Nasdaq requirement to have a formal charter for the compensation committee, and with respect to the quorum requirement for the convening of general meetings of shareholders; See in Item 16.G. below "Corporate Governance".

Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq Rules applicable to domestic issuers.

Risks Relating to Our Operations in Israel

Conditions in the Middle East and Israel may adversely affect our operations.

Our headquarters, sole R&D facility and one of our manufacturing facilities are located in the State of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by:

•	hostilities involving Israel;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a downturn in the economic or financial condition of Israel; and

•	a full or partial mobilization of the reserve forces of the Israeli army.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Further, all efforts to improve Israel's relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. The high level of uncertainty in the region intensified in 2016, with the continuation of the civil war and state of chaos experienced in Syria, adjacent to Israel's northern border, which followed violent uprisings in recent years in other Arab countries in the Middle East and North Africa, such as Egypt and Jordan which border Israel. The continued hostile activities of ISIS, the Islamic State, in Syria, and in the Sinai Peninsula, also contribute to the tension in the region. Also, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran's nuclear program and also due to the fact that Iran is perceived as sponsor of regional extremist Islamic groups that are continuously involved in hostile activities against Israel.

All of the above raise a concern as to the stability in the region which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

The deterioration of relations with the Palestinian Authority has already started disrupting some of Israel's trading activities. Certain countries, as well as certain companies and organizations, primarily in the Middle East, but also in Malaysia and Indonesia, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example by way of sales opportunities that we could not pursue or from which we will be precluded in the future. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions and could harm our results of operations.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are subject periodically to an obligation to perform reserve military service, until they reach the age of 45 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time. In response to the increase in violence and terrorist activity in the past few years, there have been periods of significant call-ups for military reservists and it is possible that there will be further military reserve duty call-ups in the future. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time, which may materially adversely affect our business.

We can give no assurance that the political and security situation in Israel, as well as the economic situation, will not have a material adverse impact on our business in the future.

Our ability to take advantage of Israeli government offers programs and tax benefits may change, which could increase our tax expenses.

We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions including "Approved Enterprise" status due to our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar programs in the future, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund any tax benefits already received. Further, these programs and tax benefits may not be continued in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. For information regarding the above-mentioned tax benefits, see in Item 10.E below – "Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959."

The government grants we received for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel and may expose us to payment of increased royalties in connection with such transfer.

We have received government grants from the Israel Innovation Authority (formerly and more commonly known as the Office of the Chief Scientist - the "OCS") for the financing of a portion of our product development expenditures, and have also assumed liabilities of Printar in connection with grants received by Printar from the OCS. The grants received, and Printar liabilities assumed, subject us to the requirements of the Encouragement of Industrial Research and Development Law, 1984 and regulations promulgated there under (together: the "R&D Law") including an obligation for repayment of such grants; As of December 31, 2016, the amount of grants received and not yet repaid stood at $6.5 million; in addition to interest accrued by Camtek, this amount includes liabilities assumed from Printar with respect to which, in light of our decision to stop commercialization of the FIT systems based on such technology, we do not anticipate that any payment will be made (see in Item 4.B below - "Business Overview – Our Business").

In addition to the obligation to pay royalties to the OCS, the R&D Law requires that products which incorporate know-how developed with OCS funds be manufactured in Israel, unless the OCS grants an exception. Approval of an exception may be subject to various conditions, including the repayment of increased royalties. Furthermore, it is generally prohibited to transfer the know-how developed with OCS funds and any right derived therefrom to third parties, unless approved by the OCS, in special cases, subject to the receipt of certain payments.

These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

Even following full repayment of all OCS grants, unless otherwise agreed by the applicable authority of the OCS, we must nevertheless continue to comply with the abovementioned requirements and restrictions under the R&D Law.

For information regarding the above-mentioned and other restrictions imposed by the R&D Law and regarding grants received by us from the OCS (and the repayment thereof), see in Item 4.B below - "The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

In 2010, a dispute arose between us and the OCS regarding repayment of an increased amount of grants pertaining to certain of our products, the manufacturing and assembly of which has been moved to a foreign subsidiary. This dispute is still pending. For further information, see in Item 4.B below - "The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

 It may be difficult to enforce a U.S. judgment against us or our officers and directors, or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

Further, it may be difficult to enforce civil liabilities under U.S. securities law in original actions instituted in Israel; Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Provisions of Israeli law could delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us; See Item 10.B below - "Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law". Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. For more information on the provisions of Israeli law in these contexts, please see in Item 10.E below - "Israeli Taxation." In addition, in accordance with the Restrictive Trade Practices Law, 1988 and the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see in Item 4.B below - "The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association, as amended from time to time (our "Articles") and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company's articles of association, an increase of a company's authorized share capital, a merger of a company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Item 4.	Information on the Company.

A.	History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987 and operate under the Companies Law. Our headquarters are located in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha'Emek 23150, Israel, and our telephone number is 011-972-4-604-8100. Other than Israel, we currently have operations in the Asia Pacific region, North America and Europe. Our agent for service of process in the United States is Camtek USA, Inc., located at 2000 Wyatt Dr., Santa Clara, CA 95054, Tel: (408) 986-9640. Our website is located at www.camtek.com. The information on our website is not incorporated by reference into this Annual Report. We have been a public company since July 2000; our ordinary shares are listed on the Nasdaq Global Market and on TASE (see in Item 9.A. below - "Offer and Listing Details").

In our first years of operation, we provided manual optical inspection equipment to address the needs of the PCB industry. In September 2001, we acquired a developer and producer of AOI systems for the semiconductor fabrication industry. This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, in the fourth quarter of 2003, we shipped our first new Falcon system for the back end market in the semiconductor industry. The first revenue recognition of the Falcon system was in the second quarter of 2004. Applying our core technologies we have introduced three additional AOI product lines - the Condor, the Gannet and the Eagle. Sales of all four AOI product lines for the semiconductor industry have since accounted for a significant portion of our total sales. See in Item 4.B below - "Business Overview".

Further, we engage in an additional field of activity as a result of our acquisition of the assets and certain liabilities of Printar in June 2009. Printar's two major fields of activity were: a functional ink technology (FIT) system for application of identification nomenclature on certain PCBs and designated ink (the "Legend System") and FIT system and designated solder mask ink for application during production of PCBs, which we evolved into the Gryphon System. We have ceased manufacturing Legend Systems, but still support an installed base of such 4 active systems as well as selling ink products used in such systems. In addition, as of August 2016, following our decision to reorganize our FIT activity mode of operation, we have also ceased commercialization of the Gryphon Systems, and are now focusing on developing the New FIT Product (See in Item 4.B below - "Business Overview – Our Business"). We believe that, if and when available, the New FIT Product and related technology may be used in the future for various applications in the field of electronic manufacturing.

In 2009 we also completed the acquisition of Sela, which was engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Sela developed the Xact, a TEM sample preparation tool using adaptive ion milling (AIM™) technology. The first Xact system was sold in the first quarter of 2009, and sales of this system continued in 2010 and until 2013. The second generation of the Xact was introduced in the fourth quarter of 2011. In the fourth quarter of 2013 the Company announced that other than sale and support of existing Xact products it will not continue with further development of its Xact product line. In the first quarter of 2015, the Company concluded a definitive agreement for the transfer of the Sela division activity (assets and liabilities) to a company fully owned by Sela's long time business manager, thereby effectively terminating any and all involvement of the Company in the Sela business (the "Sela Transaction").

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

For a discussion of capital expenditures, see Item 5.B below - "Operating and Financial Review and Prospects– Liquidity and Capital Resources."

B.	Business Overview.

Our Business

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the semiconductor fabrication and PCB industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional inkjet printing.

We design, develop, manufacture and market products mainly based on our core technology- AOI.

AOI systems optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in the semiconductor mid-end and back-end industry as well as in the PCB industry. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro‑optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

In addition, we are in the process of developing our New FIT Product; the main FIT product developed by us up to August 2016 was the Gryphon System. Since August 2016, following our ongoing market penetration efforts with the Gryphon System, we decided to cease supporting the four Gryphon Systems that were already installed at customer sites, and to re-focus on creating the New FIT Product, based on feedback gathered from the field by our FIT team in order to better design it in accordance with market requirements. The New FIT Product is being designed in a way that is supposed to enable us to provide our customers with a high performance one-step, environment-friendly, more accurate and relatively low-cost process for digital deposition of solder mask in comparison with current traditional analog process using artwork. If and when available, the New FIT Product and its proprietary technology will also enable us to offer our customers in the PCB industry a broader range of products, while relying on our existing operational, research and development, customer support and sales and marketing infrastructure.

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

The complementary metal oxide semiconductor image sensors ("CIS") is another growing market segment used for mobile devices, automotive and security products. The requirements of this market call for a simultaneous increase in the number of pixels per each sensor and reduction in the size of each pixel, which requires the manufacturing process to have a high resolution inspection for every sensor. Camtek has developed customized capabilities to address these requirements and its AOI systems are being used by the main CIS manufacturers.

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

The trend towards compact, high‑performance and highly reliable electronic products, such as mobile and smart phones, notebook computers, tablets and digital cameras, drives the demand for increased complexity and miniaturization of PCBs. In response to this demand, PCB manufacturers are producing multi‑layer PCBs with increasingly narrow and dense lines, as well as boards with higher layer counts. Multi‑layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi‑layer boards are continuing to evolve with new technologies. Currently, high-end PCBs (excluding substrates) use conductive lines and spaces of 15 to 120 µm (microns). The scan time required to inspect a given PCBs surface increases substantially in relation to the reduction in line width.

The manufacturing process for multi‑layer boards is comprised of three stages: the manufacture of production tools, including artwork and masks; the production of inner layers and their lamination into a single board; and the production of external layers. The majority of AOI systems in the PCB industry are used for inspection of inner layers. Today, the number of inner layers in typical multi‑layer PCBs usually ranges from 4 to 14, though certain high layer-count boards may consist of as many as 52 layers. Inspection by AOI systems during the manufacturing process for the detection of defects in the inner layers prior to the lamination process is crucial so that any defective individual layers may be repaired or replaced while still accessible. Once the multi‑layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board.

Traditional solder mask application includes solder mask coating, in various methods, and photo imaging and is a five step process involving high production costs and time-consuming procedures. This process includes solder mask coating (in various methods) following by a drying stage, photo imaging step (exposure) followed by a development process and legend tiles printing (in various methods). If and when available, Camtek's New FIT Product will provide for a full digital manufacturing station for PCB solder mask and legend within the same process, allowing significant simplification of the solder mask process by the elimination of all the above steps due to its both FIT to Image alignment capabilities and direct deposition (by inkjet printing) of solder mask and legend tiles, which leads to faster cycle time and reduced operational costs.

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

The complexity of integrated circuit substrates requires advanced inspection systems with high magnification power for detecting minuscule defects that hinder production yields. Optical inspection of integrated circuit substrates is implemented along the manufacturing process, where the substrates are still in panel form, similar to PCBs, and at the end of the production process, where the substrates are cut to strips or packed in trays. Due to the high integration level of today's electronic products, defective substrates that pass un-detected may render the entire product unusable; if assembled in a mission-critical system, they may cause a catastrophic failure.

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

The inspected product is placed on a designated platform and is scanned under the optical assembly unit. The optical assembly unit then captures images of the product, while the electronic hardware unit processes the image using the analysis algorithms. Detected discrepancies are logged and reported as defects per the user preferences. The image of the defect is immediately available for verification by the system operator. Our systems can also compile and communicate statistical reports of inspection findings via the customer's factory information system.

We offer a broad range of systems for automated optical inspection of semiconductor wafers, integrated circuit substrates and PCBs. We invest significant resources in R&D to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage and of our ability to adapt our technologies to evolving market needs comes from our design philosophy and applicable know-how in basing our products on software-intensive architectures.

AOI Systems for the Semiconductor Industry

Product	Function
Eagle
The Eagle product line is designed to support the mid-end semiconductor manufacturing sector.

The Eagle AP system addresses the fast growing advanced packaging market, using state of the art technologies, both software and hardware, that deliver superior 2D and 3D inspection and metrology capabilities on the same platform. The advanced packaging market uses a wide spectrum of bump types and sizes. The Eagle AP meets the current and future requirements in inspection and metrology including measurement of bumps down to 2µm (microns) and providing high throughput.

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

Gannett
The Gannet system is designed for the front end market of the semiconductor industry. The Gannet's advanced algorithms and inspection capabilities enable it to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several production processes.

Falcon
Our Falcon systems are principally designed for the back end market of the semiconductor industry. The Falcon's advanced algorithms and inspection capabilities enable its dedicated models to detect defects in the die, which, if left undetected, may cause failure. In addition, inspection data can be used by customers to monitor and characterize several wafer finishing processes, troubleshoot functional issues or control the integrity of the interconnect and perform various metrology tasks.

Eagle

The EagleT-i was introduced at Semicon Taiwan in September 2016; it is Camtek's most advanced system for 2D inspection, which provides superior performance especially in terms of throughput and inspection quality.

Both systems can be used for a wide variety of inspection steps including operational quality control, probe mark inspection, post dicing and reconstructed wafers and pre- and post- bumped wafers and both have high resolution optics, advanced image processing and algorithms, flexible software and multiple handling options.

We are currently finalizing the implementation of our decision from 2015 to focus our semiconductor activity on the Eagle platform only, and gradually phasing out all other product lines for this industry.

Yield Management Solution

Commencing as of 2017, Camtek includes certain software solutions developed by BISTel America Inc. as part of its Yield Management Solution (YMS) product portfolio. This new integrated yield management solution will include BISTel's advanced data analytic solutions, which we expect will provide a powerful tool to perform data mining, data analysis and root cause analysis in the semiconductor manufacturing industry.
AOI Systems for the PCB Industry

Our AOI products for this industry consist of six product lines: the Unicorn, Phoenix Fi, Phoenix, Dragon and Orion for the inspection of inner and outer layers of PCB panels and ultra-fine-line integrated circuit substrate, and large area masks ("Phoenix Photo Tool", formerly known as "LAM") dedicated for inspection of artwork.

Unicorn

Introduced in 2016, the Unicorn product family is our latest automated visual inspection (AVI) system, designed for final inspection of IC Substrates strips with line/space down to 5 µm. The Unicorn AVI systems incorporate all Camtek's latest technologies that were specifically developed for ultra-high resolution AOI systems, as well as advanced optics, image acquisition and processing hardware and software. Unicorn systems are designed to meet the most sophisticated detection requirements of highly advanced IC Substrates makers, while scanning at high throughput and with minimum false calls. The Unicorn can reliably detect all types of defects on metal, solder mask on copper (SMC), solder mask on laminate (SML), legend and defects on traces under solder mask.

Phoenix Fi

Phoenix Fi is ideally suited for IC Substrate manufacturers who require an extra level of quality control for their boards after panelization (routing) process. It also saves manpower by reducing the need for visual inspection as well as eliminating possibilities of human error during such process.

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

Phoenix Photo Tool (formerly known as LAM)

The Phoenix Photo Tool inspection system (the "Phoenix PT") is specially designed for Photolithography Mask inspection. It offers advanced detection ability on Phoenix PT with down to 10 µm (microns) line to space width technology. The Phoenix PT incorporates advanced technology innovations to ensure the level of detection that these fine masks require at this critical production stage. Since large area masks are made of glass and transparent for light, the Phoenix PT contains specially designed image acquisition system, where the mask under inspection is located in between illumination sources and the digital camera.

Verification Systems

The CVR-100 is a stand-alone verification system designed for verification of panels after inspection on the Phoenix, Dragon or Orion AOI equipment.

Customers

Our customer base includes the majority of the largest PCB manufacturers worldwide and 23 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located in 32 countries throughout Asia, Europe and North America. In 2016, 2015 and 2014, no individual customer accounted for more than 10% of our total revenues. In the integrated circuit substrate industry, our customers are typically dedicated substrate manufacturers, but also include large PCB manufacturers who have separate substrate manufacturing facilities. Our integrated circuit substrate customers are located predominantly in Taiwan and in the Asia Pacific region. In the semiconductor manufacturing industry, we target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars (In thousands)
China and Hong Kong	34,276	30,158	28,526
Taiwan	27,718	24,854	17,495
Korea	16,491	13,208	8,889
Asia – Other	11,214	7,836	11,336
United States	10,563	10,219	12,518
Western Europe	5,079	5,380	5,739
Japan	4,182	7,035	3,204
Rest of the world	-	585	606
Total	109,523	99,275	88,313

The following table shows our revenues classified by our sales to both industries for each of the last three years:

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars (In thousands)
Microelectronics	79,047	69,137	57,833
PCB	30,476	30,138	30,480
Total Revenues	109,523	99,275	88,313

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

In 2016, and earlier between 2011 to 2013, we signed several distribution rights agreements with different Japanese, European and North African companies, under which these companies sell, install and support our products in Japan, Europe and North Africa, respectively.

As of December 31, 2016, 226 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region, we have adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

Our marketing efforts include participation in various trade shows and conventions, publications and trade press, product demonstrations performed at our facilities and regular contact with customers by sales personnel. We generally provide a 12‑month warranty to our customers. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period. Under our service and maintenance contracts, we provide prompt on-site customer support.

We take various measures to secure customers' payment on a case by case basis by means of letters of credit and bank notes.

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third‑party vendors and subcontractors. The manufacturing process for our products generally lasts four to twelve weeks. We utilize subcontractors for the production of subsystems. Since the beginning of 2010 our Eagle, Falcon and Condor systems have been manufactured by a single Israeli contractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to these systems.

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

We have two manufacturing facilities: one in Migdal Ha'Emek, Israel, and another one in Suzhou, China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry.

Competition

The markets in which we operate are highly competitive. In the semiconductor industry, our main competitors are Rudolph, ATI Electronics Pty Ltd., KLA-Tencor Corporation, Cheng Mei Instrument Technology Co., ASTI Holding Limited and Toray Industries Inc. In the PCB industry, our principal competitor is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Gigavis Co. Ltd., Shirai Electronics Industrial Co. Ltd., ATI Electronics Pty Ltd. and local AOI vendors in China and Taiwan such as Machvision Inc., Optima Ltd., Ovitech and Jointpower Technology Co. Ltd.

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

The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist

The Government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, formerly and more commonly known as the Office of Chief Scientist (OCS), pursuant to and subject to the provisions of the R&D Law.

Under the R&D Law, research and development projects which are approved by the Research Committee of the OCS are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed within the framework of such approved project and subject to compliance with certain requirements and restrictions under the R&D Law as detailed below, which must generally continue to be complied with even following full repayment of all OCS grants.

Under the R&D Law, in previous years prior to 2000 we applied for and were granted R&D grants. As a recipient of such grants we were required to pay the OCS royalties ranging between 3% to 5% (plus LIBOR interest). In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we had fully repaid all our previously received grants from the OCS at such time. Sela and Printar, from which we acquired businesses and assets, also received government grants from the OCS, prior to their acquisitions by us, for the financing of significant portion of their product development expenditures in previous years. As part of their respective acquisitions, we also assumed their liabilities to the OCS in connection with such grants. In January 2015, as part of the transfer of the Sela activity, all of Sela's outstanding liabilities to the OCS, which then amounted to $2.4 million, were assumed by the transferee. As of the date of this Annual Report, the amount of non-repaid grants received by Printar, together with additional grants which we received in 2009 in connection with Printar's research and development program (in the amount of $598,000), stands at $6.5 million. However, we do not believe that any payments will be made in respect of the foregoing Printar related grants, and have accordingly written off such liabilities, due to the fact that in 2016 we stopped supporting our previous line of FIT systems, developed based on the Printar technology, and re-focused on developing the New FIT Product (See in Item 4.B above - "Business Overview – Our Business").

The R&D Law generally requires that a product developed under a grant program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel. Such approval may only be granted under various conditions, such as the repayment of increased royalties, in an amount equal to up to 300% of the total grant amount, plus applicable interest, or an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel.

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

The R&D Law also provides that know-how developed with funds received from the OCS and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The research committee operating under the OCS may approve the transfer of know-how between Israeli entities, provided that the transferee undertakes all the obligations in connection with the R&D grant as prescribed under the R&D Law. In certain cases, such research committee may also approve a transfer of know-how outside of Israel, in both cases subject to the receipt of certain payments, calculated according to a formula set forth in the R&D Law, in amounts of up to six times the total amount of the grants plus applicable interest (in case of transfer outside of Israel), and three times of such total amount (in case the R&D activity related to the know-how remains in Israel). Such approvals are not required for the sale or export of any products resulting from such R&D activity.

The R&D Law has been amended effective as of January 1, 2016. Under the amendment, a new Israel Innovation Authority has been established and is in charge of implementing the governmental policy regarding the R&D Law (and has been given discretion in the implementation of the R&D Law for such purpose). However, and until prescribed otherwise, the existing provisions relating to the transfer of knowhow and manufacturing outside of Israel, as detailed above, shall remain in full force and effect with respect to benefits and funding approved or received prior to such date.

For a discussion of the effects of Israeli governmental regulations and our operation in Israel on our business, see in item 3.D above "Risks relating to our Operations in Israel".

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2016	2015	2014
	(U.S. Dollars in thousands)
Building and leasehold improvements	434	616	61
Machinery and equipment*	2,610	1,444	410
Office furniture and equipment	94	69	65
Computer equipment and software	510	429	336
Vehicle	-	87	-
Total	$3,648	$2,645	$872

* including transfer of inventory to fixed assets in the aggregate of $2,313,000, $847,000 and $309,000 in 2016, 2015 and 2014, respectively.

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

Through its affiliated companies, our principal shareholder, Priortech, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of integrated circuit substrates. Based on sales, PCB Technologies Ltd., a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 46.17% of our outstanding ordinary shares. Our revenues from sales to affiliates and subsidiaries of Priortech totaled $145,000, $109,000 and $297,000 in 2016, 2015 and 2014, respectively. In addition to these sales of products, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the advantage of both parties.

The following table shows the Company's subsidiaries, all of which are wholly owned by us or by our subsidiaries (except for Camtek HK Ltd., in which Priortech holds no more than one percent of the voting rights), together with each subsidiary's jurisdiction of incorporation, as of the date of this report:

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek (Europe) NV	Belgium
Camtek Germany GmbH	Germany
Camtek Imaging Technology (CIT)	China
SELA - Semiconductor Engineering Laboratories Ltd*	Israel
Camtek Japan Ltd.	Japan
Camtek Taiwan Ltd.	Taiwan
Camtek South East Asia Pte ltd.	Singapore
Camtek Korea Ltd.	South Korea
Penta-I Ltd.	Israel

*As of January 2015 no longer active – see in Item 4.A above – "History and Development of the Company".

D.	Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha'Emek in northern Israel. These facilities occupy 74,000 square feet of which 16,000 square feet are devoted to the manufacturing of our products. In addition, in 2017 the Company has commenced a project for the expansion of such facilities by approximately an additional 10,500 square feet. In accordance with agreements signed in 2010 and 2011 with Bank Leumi L'Israel and in 2011 with Bank Mizrahi, a lien has been placed on these facilities.

We also lease a manufacturing facility in Suzhou, China, in which we manufacture certain components and assemble most of our AOI systems for the PCB industry. The Chinese facility occupies 53,500 square feet.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 33,200 square feet.

Aggregate office rent expenses in 2016 amounted to approximately $966,000.

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

Segment Information

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available and such information is evaluated regularly by the Company's chief operating decision-maker (the "CODM") in deciding how to allocate resources and assess performance. The Company's CODM is its Chief Executive Officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating income.

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

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication and PCB industries, principally based on our core technology, AOI. In addition, we are in the process of developing our New FIT Product; see in Item 4.B above "Business Overview- Our Business".

We sell our systems internationally. The majority of sales of our systems in 2016 were to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In 2016, our sales to customers in the Asia Pacific region accounted for approximately 85% of our total revenues, including approximately 31% of our total revenues from sales in China and Hong Kong, 25% in Taiwan and 15% in Korea. We expect the major portion of our revenues to continue to come from customers in the Asia Pacific region in the foreseeable future

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in Item 3 above - "Risk Factors - Longer sales process for new products may increase our costs and delay time to market of our products both of which may negatively impact our inventory and results of operations" and under Item 5.A below - "Critical Accounting Policies - Valuation of Inventory"). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

Critical Accounting Policies

Critical accounting policies are those that, in management's view, are most important to the portrayal of a company's financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue Recognition. The Company recognizes revenue from sales of its products when the products are installed at the customer's premises and are operating in accordance with their specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable and collectability is reasonably assured. In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery to the distributor assuming all other criteria for revenue recognition are met.

Our revenue recognition policy requires that we use judgment to determine whether collectability is reasonably assured. Judgment is used for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer's payment history and its financial strength, as demonstrated by its financial reports or through a third‑party credit check. In some cases, we secure payments by a letter of credit or other instruments.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

We apply ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multiple-element arrangements the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on management's best estimate of their selling price where other sources of evidence are unavailable. The revenue relating to the undelivered elements is deferred using the relative selling price method utilizing vendor-specific-objective evidence ("VSOE") until delivery of the deferred elements.

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

In the years 2016, 2015 and 2014 we wrote-off inventory in the amount of approximately $4.8 million, $1.2 million and $0.5 million, respectively. The write off amounts are included in the item line called "Cost of revenues", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $4.8 million in 2016 related to our decision to reorganize our current mode of operation with respect to our FIT activity; the write-off in the amount of approximately $1.2 million in 2015 related to FIT product line and slow moving inventory. Inventory that is not expected to be converted or consumed in 2017 is classified as non-current. As of December 31, 2016, a $2.1 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Intangible assets as part of a business combination are recorded at their fair value and amortized based on their estimated revenue producing life span. Acquired in-process research and development is amortized starting at the initial date of recording revenues from the associated technology. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. In 2015, based on the Company's annual impairment tests, we recorded an impairment of intangible assets in the amount of $40,000, related to the Printar acquisition, representing the entire remaining goodwill and intangible assets related to the Printar acquisition. (See in Item 5.A, Note 10, below – "Goodwill" and Intangible Assets, Net", of the consolidated financial statements).

Goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets). We have set our annual impairment testing date at December 31. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit (See also in Item 5.A, Note 10, above "Intangible assets").

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

Valuation of Long Lived Assets. We apply ASC Subtopic 360-10, "Property, Plant and Equipment". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepare future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2016. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock‑based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black‑Scholes-Merton option‑pricing model. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures.

Recently Issued and Adopted Accounting Standards and Interpretations

In April 2014, the FASB issued ASU 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 changes the requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity's operations and financial results. The Company elected to early adopt this ASU as of January 1, 2014. Accordingly, Sela division is not presented as a discontinued operation.

New standards not yet adopted

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company does not expect the adoption of ASU 2014-09 will have a material effect on its Consolidated Financial Statements.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory”. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). The Company does not expect the adoption of ASU 2015-11 will have a material effect on its Consolidated Financial Statements.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company does not expect the adoption of ASU 2015-17 will have a material effect on its Consolidated Financial Statements.

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

In January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-1, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale. The ASU will take effect for fiscal years beginning after December 15, 2017. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements.

In March 2016, FASB issued guidance on stock compensation. The guidance is intended to simplify several aspects of the accounting for share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification in the statement of cash flows. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within that year. The Company does not expect the adoption of ASU 2016-09 will have a material effect on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which is intended to provide specific guidance on the various cash flow classification issues. The guidance is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements.

Comparison of Period to Period Results of Operations

 The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31
	2016	2015	2014
Total Revenues	100.00%	100.0%	100.0%
Total Cost of revenues (*)	59.87%	56.6%	53.6%
Gross profit	40.13%	43.4%	46.4%
Operating expenses:
Research and development costs	14.51%	15.0%	16.3%
Selling, general and administrative expenses	23.3%	23.8%	24.3%
Reorganization and impairment (costs)	3.71%	(0.1)%	0.00%
Loss from litigation	0.00%	14.7%	0.00%
Total operating expenses	34.09%	53.5%	40.6%
Operating income (loss)	6.04%	(10.1)%	5.8%
Financial income (expenses), net	(0.91)%	(1.9)%	(1.4)%
Income tax (expenses) benefit	(0.81)%	1.8%	(0.7)%
Net income (loss)	4.32%	(10.2)%	3.8%

                (*) 2016 includes reorganization and impairment equal to 4.50% of revenues

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

Revenues. Revenues increased by 10% to $109.5 million in 2016 from $99.3 million in 2015. Sales of all products increased by 14% to $95.7 million in 2016 from $84.1 million in 2015.

In 2016, product sales to the PCB Segment increased by 7% and product sales to the Microelectronics Segment increased by 16%, compared to previous year. Within the Microelectronics Segment, AOI-related product revenues increased by 18% compared to previous year, from $63.4 million to $74.8 million, while Sela-related product sales decreased by 100%, from $1.1 million in 2015 to $0 in 2016 (due to the fact that the Sela products sold during 2015 were the last remaining products in our inventory), considering the termination of our involvement in the Sela business).

Service fees decreased by 9% to $13.8 million in 2016 from $15.2 million in 2015. The decrease in service fees was mainly a result of a decrease on service contracts in the PCB Segment.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $44.0 million in 2016 from $43.1 million in 2015, an increase of $0.9 million, or 2%. Our gross margin decreased to 40.1% in 2016, compared to a gross margin of 43.4% in 2015, due to the effect of the FIT reorganization cost reflected in cost of revenues. In 2016 we reported an inventory write-off in the amount of approximately $4.8 million compared with an inventory write-off in the amount of approximately $1.2 million reported in 2015, with respect to the discontinuation of the previous generation FIT product line (the Gryphon Systems). Our gross profit on product sales increased by $7.1 million - to $46.3 million in 2016 from $39.2 million in 2015. Our gross profit on service revenue decreased by $1.4 million - to $2.5 million in 2016 from $3.9 million in 2015, primarily due to decreased service revenue.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2016 increased to $15.9 million from $14.9 million in 2015 due to increased activity.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 8% to $25.5 million in 2016 from $23.6 million in 2015, mainly due to an increase in agents' commissions and in professional services, out of which approximately $1.4 million were related to our legal proceedings with Rudolph in 2016.

Reorganization and impairment. During 2016 we recognized net income of $4.1 million regarding Printar, consisting of impairment charges of $0.9 million in respect of Printar-related fixed assets and other expenses, which was offset by income of $5.0 million from the write-off of OCS liabilities. During 2015, impairment charges of $0.1 million were recognized related to Printar impairment charges in respect of goodwill and other intangible assets, offset by renegotiation of the liability to the shareholders of Printar. For more information regarding the agreement with Printar see Item 4 above – "History and Development of the Company".

Financial Expenses, Net. We had net financial expense of $1.0 million in 2016, compared to net financial expense of $1.9 million in 2015. These changes mainly relate to foreign currency expense, net and interest on the bond posted with the United States Court of Appeals in connection with the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings"). Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $0.4 million in 2016 compared to $0.8 million in 2015.

Provision for Income Taxes. Income tax expense was $0.9 million in 2016 and we recorded a $1.8 million benefit in 2015; the increase in tax expense was mainly attributed to the creation of deferred tax assets in respect of the loss from litigation.

Net Income (Loss). We realized a net income of $4.7 million in 2016 compared to a net loss of $10.1 million in 2015, due to the reserve of $14.6 million recorded in the Company's consolidated financial statements for 2015 in connection with the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings").

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

Gross Profit. Our total gross profit increased to $43.1 million in 2015 from $41 million in 2014, an increase of $2.1 million, or 5%. Our gross margin decreased to 43.4% in 2015, compared to a gross margin of 46.4% in 2014, partly due to the combination of products sold. In addition, in 2015 we reported an inventory write-off in the amount of approximately $1.2 million compared with an inventory write-off in the amount of $0.5 million reported in 2014, mostly with respect to one-color Gryphon products from the FIT product line. Our gross profit on product sales increased by $3.7 million - to $39.2 million in 2015 from $35.5 million in 2014. Our gross profit on service revenue decreased by $1.6 million - to $3.9 million in 2015 from $5.5 million in 2014, primarily due to decreased service revenue.

Research and Development Costs. Total research and development expenses for 2015 increased to $14.9 million from $14.4 million in 2014.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 10% to $23.6 million in 2015 from $21.4 million in 2014, mainly due to an increase in agents' commissions and in professional services.

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

Loss from litigation. On February 3, 2016, the United States Court of Appeals for the Federal Circuit entered its judgment regarding the Company's appeal in the patent infringement case of Rudolph against the Company regarding the Falcon systems. The Company had recorded a reserve of $14.6 million for the awarded amount in our consolidated financial statements for 2015.

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

B.	Liquidity and Capital Resources

At December 31, 2016, our cash and cash equivalent balances totaled approximately $19.7 million. At December 31, 2015, our cash and cash equivalent balances totaled approximately $30.8 million, in addition to $7.9 million which was classified as short term restricted deposits. The year-to-year deduction in cash, cash equivalents and short-term restricted deposits mainly results from the satisfaction in 2016 of the judgment and interest in the Rudolph patent litigation that we recorded as a liability in the year ended December 31, 2015.  Our cash is invested in bank deposits spread among several banks, primarily in Israel.

From our inception through December 31, 2016 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $11.9 million in a public offering of our shares in May 2015.

Our working capital was approximately $53.6 million in 2016 and $53.2 million in 2015. The increase is mainly attributed to the increase in accounts receivable, net and the decrease in other current liabilities, offset by the decrease in cash and cash equivalents and short-term restricted deposits.

Our capital expenditures during 2016 were approximately $1.6 million, mainly due to operating activities.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements for at least the next 12 months. If available liquidity is not sufficient to meet our operating obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in Item 3 above "We have incurred major losses in past years and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems" under "Risk Factors").

Cash flow from operating activities

Net cash and cash equivalents provided by (used in) operating activities for the years ended December 31, 2016, 2015 and 2014 totaled $(17.3 million), $1.5 million and $6.0 million, respectively.

During 2016, cash (used in) operating activities was primarily attributed to net income of $4.7 million, adjusted to exclude the effect of an decrease in trade accounts payable of $1.2 million and of other current liabilities of $2.2 million, offset by the payment of $14.6 million relating to the Rudolph patent litigation, an increase in trade accounts receivable of $9.0 million, and the write off of liabilities to the OCS of $4.8 million.

During 2015, cash provided by operating activities was primarily attributed to a net loss, adjusted to exclude the effect of non-cash charges of $14.6 million relating to the Rudolph patent litigation, an increase in inventory of $4 million, and an increase of trade accounts payable of $2.3 million, partially offset by an increase in trade accounts receivable of $4.7 million, the revaluation of contingent liabilities and interest expenses on liabilities to the OCS of $0.9 million and an increase in deferred tax benefit of $2.4 million.

During 2014, cash provided by operating activities was primarily attributed to a net income of $3.3 million, a decrease in trade accounts receivable of $5.2 million and an increase in trade accounts payable of $1.7 million, partially offset by an increase in inventory of $5.9 million.

Cash flow from investing activities

Cash flow provided by investing activities in 2016 was $6.2 million, due to release from short term deposits of $7.9 million offset by investment of $1.6 million in fixed and intangible assets. Cash flow used in investing activities in 2015 was $0.4 million, primarily due to investment of $1.9 million in fixed and intangible assets offset by $1.4 million released from short term deposits. Cash flow used in investing activities in 2014 was $3.3 million, primarily due to investment in short term deposits.

Our capital expenditures in 2016 were used primarily for investment in electronic equipment, machinery and a new clean room in our facility in Israel. Our capital expenditures in 2015 were used primarily for investment in electronic equipment, machinery and a new clean room in our facility in Israel.

Cash flow from financing activities

Cash flow used in financing activities in 2016 was $0.

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

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise"; such criteria generally require that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011. For more information, see Item 10.E below – "Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959."

Out of Camtek's retained earnings as of December 31, 2016 approximately $18.6 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $2.8 million are tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits in the year in which they were generated. According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2016, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $4.65 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $0.7 million. These amounts would be recorded as an income tax expense in the period in which we would declare the dividend.

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

Foreign Currency Fluctuation

See in Item 3.D above – "Risk Factors – Risk Factors Related to Our Business and Our Markets – Fluctuations in currency exchange rates may result in the prices of our products becoming less competitive or in additional expenses being recorded, and thus may have negative impact on our profitability".

C.	Research and Development, Patents and Licenses.

We believe that intensive R&D is essential to our business. We devote substantial R&D resources to developing new products and to improving our existing products to meet our customers' evolving needs. We have dedicated teams with expertise in image processing software and algorithms, electronic hardware, electro‑optics, physics, mechanics and systems design.

Our R&D efforts are primarily focused on:

•	improving our defect detection capabilities while reducing the number of false alarms, simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	increasing the throughput of our AOI systems;

•	providing unique technological solutions to our customers;

•	adding capabilities to expand our market segments; and

•	developing the New FIT Product.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi‑disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2016, we had 95 employees engaged in R&D, almost all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $15.9 million, $14.9 million and $14.4 million for the years ended December 31, 2016, 2015 and 2014, respectively, representing 15%, 15%, and 16% of the total revenues for the years then ended.

We will continue to devote our R&D resources to maintaining and extending our technology leadership position.

Our R&D costs are expensed as incurred.

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

We have 90 patents pending worldwide and 7 U.S. provisional applications. In addition, we have 113 registered patents in the following countries: the United States (43), Israel (15), Europe (1), Korea (3), Japan (4), Singapore (1), China (22) and Taiwan (24). These patents relate to our proprietary technology and know-how developed for AOI and Functional Digital Printing tools in the Semiconductor, PCB High Density Interconnect PCBs ("HDI") and IC Substrates industries. We also have 10 registered trademarks in Israel.

D.	Trend Information

The semiconductor fabrication industry and the PCB industry have historically been cyclical and highly influenced by weakness or uncertainties in global economic conditions. 2015 and 2016 were characterized by general improvement in the semiconductor industry and increased capital expenditure spending by the major manufacturers and OSATs. One of the key drivers for this trend was emerging new technologies such as advanced packaging. Although global economic uncertainties are still evident we believe that this positive momentum will continue into 2017. 2015 and 2016 were characterized by general market stability in the PCB industry. For specific trend information regarding each of the markets in which we operate see Item 4.B above - "Our Markets".

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

As of December 31, 2016, minimum future rental payments under such non-cancelable operating lease agreements were approximately $3.7 million.

F.	Contractual Obligations and Other Commercial Commitments.

As of December 31, 2016, we had contractual obligations and commercial commitments of:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1‑3 years	3‑5 years	More than 5 years
	(in thousands)
Purchase obligations (1)	10,191	10,191	-	-	-
Severance obligation	870	-	-	-	870
Other long‑term obligations (2)	3,711	1,422	1,833	456	-
Total	14,722	11,613	1,833	456	870

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.

(2)
In 2015, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2016, the minimum future rental payments (including future vehicle rental by our subsidiaries) were approximately $1.2 million.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2016, minimum future rental payments under these leases amounted to $2.1 million.

Other long-term liabilities include approximately $0.3 million in staff rent.

Item 6.	Directors, Senior Management and Key Employees

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	68	Chairman of the Board of Directors and Chief Executive Officer*
Yotam Stern	64	Director
Gabi Heller	52	Director
Rafi Koriat	70	Director
Eran Bendoly	52	Director
Moty Ben-Arie	62	Director and Chairman of the Board of Directors Nominee**
Moshe Eisenberg	50	Vice President – Chief Financial Officer
Ramy Langer	63	Vice President – Semiconductors
Amir Tzhori	49	Vice President – PCB (AOI) Manager and President of Camtek China
Moshe Grencel	63	Vice President – Operations

*As of March 27, 2017, Mr. Amit shall serve as Chief Executive Officer only –see in Item 6.B below - "Compensation – Employment Agreements".

**Mr. Ben-Arie's appointment as a Director and Chairman of the Board of Directors of the Company is subject to the approval of the Company's shareholders, which shall be sought at the 2017 Annual General Meeting of the Company's shareholders, which will be held on March 28, 2017 – see in Item 6.C below – "Board Practices – General Board Practices".

Set forth below is a biographical summary of each of the above-named directors and senior management.

Rafi Amit has served as our Active Chairman of the Board of Directors since August 2010 and also as our Chief Executive Officer as of January 2014 He is due to serve as our Chief Executive Officer only as of March 27, 2017. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech's Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

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

Gabi Heller has served on our Board of Directors since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd., an investment company holding three technology incubators, traded on the Singapore Exchange Ltd. as of November 2015. From 1994 until 2010 Ms. Heller served as the Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE. Ms. Heller currently serves on the Boards of Directors of Elco Holdings Ltd, and the Ashtrom Group Ltd., both traded on TASE. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

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

Moty Ben-Arie is nominated to serve on our Board of Directors, subject to the approval of our shareholders which will be sought at the 2017 Annual General Meeting which will be held on March 38, 2017; if appointed, Mr. Ben-Arie shall serve as the Chairman of our Board of Directors. Mr. Ben Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011 Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006 Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000 Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998 Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982 Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a Master of Business in Administration from Tel Aviv University, and a Bachelor of Science in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Ramy Langer has served as our Vice President - Semiconductors Division since February 2014. From 2007 until 2012, Mr. Langer served as the Chief Executive Officer (and co-founder) of Infinite Memory Ltd., a fab-less developer of products based on Saifun Semiconductors Ltd.'s technology. From 2005 until 2007, Mr. Langer served as Vice President- Business Development of Saifun, where he marketed non-volatile memory IP. From 2002 until 2005 Mr. Langer served as Managing Director of Infineon Flash, a fab-less developer of products based on Saifun's technology using Infineon DRAM process. From 1999-2002 Mr. Langer served as Vice President- Marketing & Sales of Tower Semiconductors Ltd., manufacturer of integrated circuits. Prior to that, Mr. Langer held various executive positions at Kulicke and Soffa Industries, Inc., a leading global semiconductor assembly equipment manufacturer. Mr. Langer holds a B.Sc. in Electronic Engineering from the Technion – Israel Institute of Technology and a M.Sc. in Electronic Engineering from Drexel University, Philadelphia.

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

Moshe Grencel has served as our Vice President-Operations since January 2007. From 2004 until 2006 Mr. Grencel served as Executive Vice President of Supply Chain in Delta Galil, a leading company in the textile industry. From 2001 until 2004, Mr. Grencel served as Senior Vice President Operations of Lumenis, a medical lasers manufacturer. From 1983 until 2000, Mr. Grencel held various executive positions at Elscint Ltd., a medical diagnostic equipment manufacturer. Mr. Grencel holds a B.Sc. in Industrial Management from the Technion – Israel Institute of Technology.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this section A (Directors and Senior Management).

B.	Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2016 to all persons listed in Section A above (Directors and Senior Management), was approximately $2.2 million, which includes $0.2 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan which includes our executive officers. The plan is based on our overall performance, the particular unit performance and individual performance. Pursuant to recent amendments to the Companies Law, in 2016 our shareholders approved certain changes to our Compensation Policy, including with relation to the performance-based bonus plan, such that up to 50% (instead of 20%) of the performance objectives of our executive officers may be qualitative, provided that with respect to our Chief Executive Officer such portion shall not exceed three monthly base salaries. The measureable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, operating or net income and collection. The plan for our executive officers is reviewed and approved by our Compensation Committee (or, as of June 2016 – our Audit Committee, in its capacity as our Compensation Committee – see in Item 6.C below - "Board Practices – Board Committees") and Board of Directors annually, as is any bonus payment to an executive officer made under such plan (provided that with respect to the bonus plan for our CEO we also obtain shareholder approval – see in Item 6.B below - "Compensation – Employment Agreements".

Other than payment of fees to our independent directors in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the "Remuneration Regulations"), reimbursement for expenses and the award of share options, we do not compensate our directors for serving on our board of directors. Messrs. Rafi Amit and Yotam Stern do not receive any additional compensation for their service as our directors; see in item 6.C below "Board Practices - Remuneration of Directors".

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see in Item 6.C below - "Board Practices – External Directors – Qualification") during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our "Covered Office Holders". All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position(1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)(5)	Other (USD) (6)	Total (USD)
Rafi Amit	313,134	145,241	(0) 73,721	94,006	626,102
Amir Tzhori	215,353	59,519	(45,630) 36,294	197,674	508,841
Ramy Langer	242,459	61,662	(52,650) 52,109	0	356,232
Moshe Eisenberg	257,279	41,157	(64,350) 46,370	0	344,807
Moshe Grencel	229,603	38,358	(17,550) 19,891	0	287,853
Total	1,257,831	345,938	(180,180) 228,387	291,680	2,123,837

(1)	All Covered Office Holders are employed on a full-time (100%) basis, except for Mr. Amit who dedicates 90% of his time to his role as our Active Chairman of the Board and Chief Executive Officer.
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

(4)	Bracketed numbers represent the fair value on the grant date of equity based compensation granted to the Covered Office Holder during the year ended December 31, 2016.
(5)
Represents the equity based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2016 for each Covered Office Holder, based on the options' fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

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

Effective May 26, 2015 we entered into an amended employment agreement with Mr. Amit, our Chairman of the Board of Directors and Chief Executive Officer. Mr. Amit's amended agreement has a two‑year term, which is Mr. Amit's amended agreement contains confidentiality provisions for the term of Mr. Amit's services and thereafter, and non-compete provisions for the term of Mr. Amit's services and for a six month period after the termination of his services. Furthermore, Mr. Amit's amended agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, during or in connection with his services, is our sole property. Mr. Amit's amended agreement may be terminated by the Company at any time, by written notice of termination delivered to Mr. Amit six months in advance. We may, however, immediately terminate the engagement of Mr. Amit in various circumstances, including a breach of fiduciary duty.

As Mr. Amit may be deemed, together with a third party, to control the Company (as a result of a voting agreement relating to a majority of Priortech's voting equity, pursuant to which Mr. Amit may be deemed to control Priortech, our controlling shareholder), in accordance with the Companies Law, his terms of employment must be approved by the Company's shareholders not less than every three years.

On March 27, 2014 our shareholders approved that Mr. Amit shall assume the responsibilities of our Chief Executive Officer while remaining in his capacity as our Active Chairman of the Board, for a three year period, without any amendment to his then existing terms of employment. In August 2015, our shareholders approved Mr. Amit's current terms of employment, as reflected in his amended agreement, including the increase of his scope of services provided to the Company - from 75% to 90%. His compensation includes the following components: (i) an annual base salary in the amount of $313,133; and (ii) annual bonus: our Compensation Committee, Board of Directors and shareholders approved a Cash Bonus Plan for Mr. Amit for the years 2015-2017, such that Mr. Amit's annual on target cash bonus for the years 2015-2017 shall be equal to six monthly salaries, based on achievement of pre-determined criteria. Pursuant to such Cash Bonus Plan and in line therewith, in 2016, Mr. Amit received a cash bonus for the year 2015, in accordance with his performance measured against criteria pre-determined by our Compensation Committee and Board of Directors.

On March 27, 2017, Mr. Amit will step down from his role as our Active Chairman of the Board and shall continue to serve as our Chief Executive Officer (and member of the Board) under the employment terms described above, that shall be in effect until the lapse of three years from their approval by our shareholders, i.e. until August 2018.

C.	Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee, internal auditor and approvals of interested parties transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer such as us may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members; See Item 3.D above – "Risk Factors - As a foreign private issuer we are permitted to follow certain home country corporate governance practices, instead of applicable SEC and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers". For information regarding home country rules followed by us see Item 16G – below "Corporate Governance".

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of five directors. On February 8, 2017, our Board approved, following the recommendation of our Nomination Committee and subject to the approval of our shareholders which will be sought at our 2017 Annual General Meeting of shareholders, which will be held on March 28, 2017, the appointment of Mr. Moty Ben-Arie as an additional member of our Board of Directors, such that following his appointment, to the extent approved by our shareholders, our Board of Directors shall consist of six directors. As Mr. Rafi Amit, our current Active Chairman of the Board and Chief Executive Officer, is due to terminate his dual position on March 27, 2017 (see Item 6.B above - "Compensation – Employment Agreements") and will continue as our Chief Executive Officer only, it is the Board's intention that – subject to the approval of his appointment as director by our shareholders – Mr. Ben-Arie shall be appointed as Chairman.

In accordance with the Companies Law, our Board of Directors retains all the powers in managing our Company that are not specifically granted to the shareholders; for example, the board may make decisions to borrow money for our Company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

The Board of Directors may pass a resolution when a quorum is present (in person or via telecommunication), and by a vote of at least a majority of the directors present when the resolution is put to vote. A quorum is defined as at least a majority of the directors then in office who are lawfully entitled to participate in the meeting but not less than two directors. The Chairman of the board is elected and removed by the board members. Minutes of the board meetings are recorded and kept at our offices. In addition, the Board of Directors may pass a resolution by way of a written resolution signed by all members of our Board of Directors.

The Board of Directors may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Our Board of Directors has appointed an Audit Committee and a Compensation Committee, each such committee having three members. In 2016, pursuant to amendments to the Companies Law, our Audit Committee has been authorized by our Board of Directors to carry out the duties and responsibilities of the compensation committee, as detailed in Item 6.C below – "Committees of the Board of Directors - Compensation Committee". In addition, in January 2017 our Board of Directors has appointed a Nomination Committee, which has two members; See in Item 6.C below – "Committees of the Board of Directors - Nomination Committee".

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

Election, Terms and Skills of Directors

Directors, other than external directors, are elected by a resolution of the shareholders at the annual general meeting and serve until the conclusion of the next annual general meeting of the shareholders. Directors may be removed at any time by a resolution of the shareholders. The Chief Executive Officer is generally appointed by our Board of Directors, but as Mr. Amit also holds the position of our Chairman of the Board, his appointment as Chief Executive Officer required shareholder approval.

The Nasdaq Rules require that director nominees be selected or recommended for the board's selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Messrs. Rafi Amit, Yotam Stern and Eran Bendoly were re-appointed at our 2016 annual general meeting of shareholders following their recommendation by the Company's independent directors and are each serving an approximately one-year term, which is due to expire at our 2017 annual general meeting of shareholders, currently scheduled to be held on March 28, 2017. As Mr. Eran Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination. In January 2017 our Board of Directors appointed a Nomination Committee, comprised of our two external directors (see in Item 6.C below – "Committees of the Board of Directors - Nomination Committee"). Following such appointment, our Nomination Committee has assumed the responsibility for recommending to the Board nominees for election (including re-election) to the Company's Board of Directors, in lieu of the recommendation by our independent directors.

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

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company's board of directors which is authorized to exercise the board of directors' authorities is required to include at least one external director, except for the audit committee and the compensation committee, which are required to include all of the external directors.

Qualification. To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder (and in a company that does not have a shareholder or an affiliated group of shareholders holding 25% or more of the company's voting rights, such person may not have any affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company). In general, the term "affiliation" includes: an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder; "Control" is defined in the Israeli Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the "controlling power" in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to possess control. The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

In addition, no person can serve as an external director if the person's position or other business creates, or may create conflicts of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to a former external director.

Election and Term of External Directors. External directors are elected by a majority vote at a shareholders' general meeting, provided that either:

•
a majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstentions, vote in favor of the election; or

•	a vote in which the total number of shares voting against the election of the external director, does not exceed two percent of the aggregate voting rights in the company.

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

With respect to mechanisms 1 and 3 above, the re-election is required to fulfill all of the following terms: (i) to be approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of controlling shareholders and shareholders who have a personal interest in approving such nomination resulting from their relations with the controlling shareholders; (ii) to include votes cast in favor of the re-election by such non-excluded shareholders constituting more than two percent of the voting rights in the Company; and (iii) the external director is not a related or competing shareholder or a relative of such a related or competing shareholder, at the time of the appointment, and does not and did not have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A "related or competing shareholder" is a shareholder proposing the re-appointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided that at the time of the re-appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the Company or are competitors of the Company.

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated there under, (1) each external director must have either "accounting and financial expertise" or "professional qualifications" and (2) at least one of the external directors must have "accounting and financial expertise". A director with "accounting and financial expertise" is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company's financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with "professional qualifications" is a person who meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company's business or which is relevant to his or her position; or (iii) has at least five years' experience in any of the following, or has a total of five years' experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company's main fields of business.

Compensation. An external director is entitled to compensation as provided in the Remuneration Regulations and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company. For more information, please see Remuneration of Directors” below.

Our External Directors. Ms. Gabi Heller and Mr. Rafi Koriat were initially appointed as our external directors in September 2006. They served three consecutive three-year terms which expired in September of each of the years 2009, 2012 and 2015. Following resolutions by our Audit Committee and Board of Directors, to approve and to recommend that, considering the expertise and special contribution of each of Ms. Heller and Mr. Koriat to the work of the Board of Directors and its committees, the appointment of each of them for an additional term as external director would be beneficial to the Company, Ms. Gabi Heller and Mr. Rafi Koriat were re-elected at our 2015 annual general meeting of shareholders for a further three-year-term, which will expire in September 2018. Our Board of Directors has determined that Ms. Heller has the "accounting and financial expertise" and that Mr. Koriat has the "professional qualifications" required by the Companies Law.

Remuneration of Directors

Directors' remuneration should be consistent with our compensation policy for office holders (see "Compensation Policy" below) and requires the approval of the Compensation Committee (or the Audit Committee, in its capacity as compensation committee, if applicable), the board of directors and the shareholders (in that order). Notwithstanding the above, under special circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by a special majority of the company's shareholders, including (i) at least a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

In addition, according to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director's place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the compensation committee and shareholder's approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the regulations. However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and participation remuneration and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

According to other regulations promulgated under the Companies Law with respect to relief in approval of certain related party transactions (the "Relief Regulations"), shareholders' approval for directors’ compensation and employment arrangements is not required if both the Compensation Committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations. Further, according to the Relief Regulations, shareholders' approval for directors' compensation and employment arrangements is not required if (i) both the Compensation Committee and the board of directors resolve that such terms (a) are not more beneficial than the former terms, or are essentially the same in their effect; and (b) are in line with the company's compensation policy; and (ii) such terms are brought for shareholder approval at the next general meeting of shareholders.

We pay each of our external directors, as well as Mr. Bendoly, who qualifies as an independent director, for their service as directors and their participation in each meeting of the Board or Board's committees, a fixed annual fee, a fixed participation fee and reimbursement of expenses. These cash amounts are subject to annual adjustments for changes in the Israeli consumer price index and in the classification of the Company according to the amount of its capital, and currently stand at: NIS 70,422 (approximately $18,799) as annual fee, NIS 2,545 (approximately $678) as in-person participation fee, NIS 1,527 (approximately $407) for conference call participation and NIS 1,272 (approximately $339) for written resolutions. Messrs. Rafi Amit and Yotam Stern do not receive any payment with respect to their service as our directors.

In addition, in previous years we have granted options to our directors. The following table sets forth the options granted to each of our directors, exercisable as of March 13, 2017:

Name	Number of Options Exercisable as of March 13, 2017
Rafi Amit	119,497
Yotam Stern	30,000
Rafi Koriat	-
Gabi Heller	-

The options were granted pursuant to our then in effect option plan and in accordance with the grant terms included therein. For additional information regarding the main terms of the option grants, please see item 6.E below – "Share Ownership – Option Plans and Restricted Share Unit Plan"

Committees of the Board of Directors

Audit Committee

SEC and Nasdaq Requirements. In accordance with the Securities Exchange Act of 1934, rules of the SEC under the Exchange Act and Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation from the Company (other than directors' fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company's (or subsidiary's) financial statements during the past three years; and (v) financially literate and one of whom has been determined by the board to be the audit committee financial expert. The duties and responsibilities of the audit committee under the Nasdaq Rules include: (i) recommending the appointment of the Company's independent auditor to the board of directors, determining its compensation and overseeing the work performed by it; (ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

We have adopted an audit committee charter as required by the Nasdaq Rules.

Companies Law Requirements. Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors. In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or a relative thereof; (iii) any director employed by or providing services or a regular basis to the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder (the "Non-Permitted Members"). The chairman of such audit committee must be an external director.

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

Non Permitted Members shall not attend audit committee's meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter. Nevertheless, an employee who is not a controlling shareholder or a relative thereof may be present at the discussion part only, pursuant to the Committee's request, and the Company's legal counsel and secretary, who are not controlling shareholders or relatives thereof, may be present during both discussion and decision making parts - pursuant to the Committee's request.

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

Compensation Committee

SEC and Nasdaq Requirements. Under Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee comprised solely of independent directors, subject to certain exceptions. We follow the provisions of the Companies Law with respect to the composition and responsibilities of our Compensation Committee, office holder compensation and any required approval of such compensation by our shareholders. As all of the members of our Audit Committee meet the independence requirements for compensation committee members set forth in the Nasdaq Rule 5605(d)(2), as a foreign private issuer, we have elected, pursuant to Nasdaq Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the certain provisions of NASDAQ Listing Rule 5605(d), which would require us to have a separate compensation committee (see below).

Companies Law Requirements. According to the Companies Law, the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements, as described above.

Under the Companies Law, a compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below - "Compensation Policy") and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer, who is not affiliated with the Company or its controlling shareholder, from shareholder approval, provided that the terms approved are consistent with the compensation policy.

The attendance and participation in meetings of the compensation committee are subject to the same limitations that apply to the Audit Committee. The quorum for discussions and decisions shall be the majority of the members, provided that those members present are independent directors and at least one of them is an external director.

Our Compensation Committee. Pursuant to an amendment to the Companies Law from 2016, an audit committee that satisfies the requirements of the Companies Law regarding the composition of a compensation committee, may be authorized to carry out all duties and responsibilities of the compensation committee under the Companies Law. In accordance with such amendment, our Board of Directors has authorized our Audit Committee to carry out the duties and responsibilities of the compensation committee. This practice is compliant with Israeli law and, as a foreign private issuer, we have elected, pursuant to NASDAQ Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the NASDAQ Rule 5605(d), requiring us to have a separate compensation committee.

Nomination Committee

Under the Nasdaq Rules, director nominees must be either selected, or recommended for selection by a nomination committee comprised solely of independent directors within the meaning of the Nasdaq Rules. On January 19, 2017, our Board of Directors appointed our Nomination Committee, currently consisting of our external directors, Mr. Rafi Koriat and Ms. Gabi Heller. Mr. Koriat serves as the Chairman of our Nomination Committee.

As approved by our Board of Directors and consistent with the requirements of the Nasdaq Rules, our Nomination Committee is responsible for: (i) identifying potential new candidates for membership on the Company's Board of Directors, taking into account, inter alia, the candidate's applicable experience, expertise and/ or familiarity with the Company's field of business, as well as the candidate's ethical character, independent judgment and industry reputation; (ii) conducting appropriate inquiries into the backgrounds and qualifications of potential candidates; (iii) reviewing and resolving whether or not to approve arrangements with respect to candidates for appointment (including reappointment) to the Company's Board of Directors.

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

Compensation Policy

Under the Companies Law we are required to adopt a compensation policy, which sets forth company policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, and which takes into account, among other things, providing proper incentives to directors and officers, management of risks by the company, the officer's contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

Our Compensation Policy is designed to balance between the importance of incentivizing office holders to reach personal targets and the need to assure that the overall compensation meets our Company's long-term strategic performance and financial objectives. The Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our office holder's compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Policy is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level business performance in the long term, without encouraging excessive risk taking.

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

Our Compensation Policy for office holders was originally approved by our shareholders at a special general meeting of shareholders held in October 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors. The Compensation Policy was amended three times since; in November 2014 our shareholders approved an increase of the maximum yearly equity value which may be granted to any of our office holders, in August 2015 our shareholders approved an amendment increasing the maximum annual salary which may be granted to our Chief Executive Officer, and on November 3, 2016, following an amendment to the Companies Law and regulations promulgated there under, our shareholders approved certain additional amendments to our Compensation Policy, mainly: (1) allowing the Company's Chief Executive Officer to approve insignificant changes in the terms of office and employment of executives (i.e., not exceeding 5% of the aggregate value of the total cash compensation for such calendar year) who are directly subordinated to him, without the need for Compensation Committee approval. provided that such changes are in accordance with the Compensation Policy; (2) increasing the cap for the portion of the targets for annual bonuses of executives (other than our Chief Executive Officer) which may be based on non-measurable criteria, up to 50%; and (3) with respect to our Chief Executive Officer – setting the cap for the portion of the targets for his annual bonuses which may be based on non-measurable criteria, at 50%, provided however, that such portion shall not exceed three monthly salaries.

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

•
extraordinary transactions with controlling parties, and extraordinary transactions with a third party -where a controlling party has a personal interest in the transaction, or any transaction with the controlling shareholder or his relative regarding terms of service - provided directly or indirectly (including through a company controlled by the controlling shareholder) - and terms of employment (for a controlling shareholder who is not an office holder). A "relative" is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse's descendant, sibling or parent and the spouse of any of the foregoing.

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

In addition, the approval of the audit committee, followed by the approval of the board of directors and the shareholders, is required to effect a private placement of securities, in which either: (i) 20% or more of the company's outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company's outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital or voting rights or (ii) a person will become a controlling shareholder of the company.

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

The company may approve an action by an office holder from which the office holder would otherwise have to refrain due to its violation of the office holder's duty of loyalty if: (i) the office holder acts in good faith and the act or its approval does not cause harm to the company, and (ii) the office holder discloses the nature of his or her interest in the transaction to the company a reasonable time before the company's approval.

Each person listed in the table under "Directors and Senior Management" above is considered an office holder under the Companies Law (for definition of "office holder" under the Companies Law see above under "External directors" – "Qualification").

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder: (i) holds at least 5% of the company's outstanding share capital or voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company. If a transaction is an extraordinary transaction, or is with respect to the terms of office and employment then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee (or with respect to terms of office and employment, the compensation committee) and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee (or with respect to terms of office and employment, the compensation committee), as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders' approval is also required.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power over the company, including, among other things, voting in a general meeting of shareholders on any amendment to the articles of association, an increase of the company's authorized share capital, a merger or approval of interested party transactions which require shareholders' approval.

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

Office Holders' Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions), provided that the company's articles of association allow it to do so. Our Articles allow us to exempt our office holders to the fullest extent permitted by law.

Office Holders' Insurance

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

•
reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

•
reasonable litigation expenses, including attorneys' fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party, pursuant to certain provisions of the Securities Law.

The Company may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that, in respect of the first act (financial liability) the undertaking is limited to events which in the opinion of the board of directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the board of directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (b) retroactively; provided, however, that the total aggregate indemnification amount that the Company shall be obligated to pay to all of its Office Holders, for all matters and circumstances described above, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

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

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, with respect to an office holder who is a director also by our shareholders. However, according to the Relief Regulations, shareholders' approval for the procurement of directors' insurance is not required if the insurance policy is approved by our compensation committee and (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company's profitability, assets or obligations. Further, as our insurance coverage includes office holders who are controlling shareholders – namely Mr. Rafi Amit and Mr. Yotam Stern - in accordance with the Relief Regulations, shareholders' approval may be waived, if, in addition to the approval of the compensation committee as set forth above, our board of directors approves all such matters approved by the compensation committee, and both organs approve that the terms of the insurance policy are identical with respect to all office holders, including the controlling shareholders.''

Indemnification letters, covering exemption from, indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above, were granted to each of our present office holders and were approved for future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors' and officers' liability insurance policy for the benefit of our office holders, including our directors. This policy was approved by our Compensation Committee and board of directors on December 1, 2015, after confirming that its terms are within the framework set forth under our compensation policy, and do not have a substantial effect on the Company's profitability, assets or obligations ,and hence did not require shareholder approval

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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

D.	Employees

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2016	2015	2014
Executive management	5	5	10
Research and development	95	97	89
Sales support	167	161	159
Sales and marketing	58	63	48
Administration	70	71	66
Operations	103	101	98
Total	498	498	470

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2016	2015	2014
China (including Hong Kong)	196	199	192
Taiwan	52	45	39
Japan	3	5	5
Other Asia	33	30	30
Europe	6	5	3
North America	19	20	19
Israel	189	194	182
Total	498	498	470

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 35,348,176 ordinary shares outstanding as of March 13, 2017.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	16,319,739	46.17%
Rafi Amit(2)	16,476,067	46.61%
Yotam Stern(3)	16,457,939	46.56%
Gabi Heller(4)	*	*
Rafi Koriat(4)	*	*
Eran Bendoly(4)	*	*
Moshe Eisenberg(4)	*	*
Ramy Langer(4)	*	*
Amir Tzhori(4)	*	*
Moshe Grencel(4)	*	*

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of March 13 , 2017, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of March 13, 2017, was 370,223.

(2)
Mr. Amit directly owns 156,328 of our Ordinary Shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 138,200 of our Ordinary Shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)
Holding less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of March 13, 2017) and have therefore not been listed separately.

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

Option Plans

General. As of December 31, 2016, there were 725,599 outstanding options to acquire our ordinary shares pursuant to our 2003 Share Option Plan at a weighted average exercise price of $3.17, exercisable at various dates through 2022, and 927,835 outstanding options to acquire our ordinary shares under our 2014 Share Option Plan at a weighted average exercise price of $2.55, exercisable at various dates through 2022.

Administration of Our Share Option Plans. Our option plans are administered by our Board of Directors. Under these option plans, options to purchase our ordinary shares may be granted to our officers, directors, employees or consultants and those of our subsidiaries. The exercise price of options is determined, under our option plans, by our Board of Directors, and is generally set as the fair market value. The vesting schedule of the options is also determined by the Board of Directors; generally the options vest over a four-year period, with 25% of the options vest on the first anniversary of the vesting start date, an additional 25% of the options to vest on the second anniversary of the Start Date (as defined in the applicable option plan) and the remaining vesting on a monthly basis. Each option granted under the option plans is usually exercisable between its vesting time and up to ten years from the date of the grant of the option, according to the plan under which they were granted and subject to certain early expiration provisions, such as in the event of termination.

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

As of December 31, 2016, under the 2003 Share Option Plan there were options exercisable and vested for 625,383 ordinary at a weighted average exercise price of $3.27 per share, and unvested options exercisable for 100,216 ordinary shares at a weighted average exercise price of $3.38, and under the 2014 Share Option Plan there were options exercisable and vested for 100,083 ordinary shares at a weighted average exercise price of $$2.51, and unvested options exercisable for 827,852 ordinary shares at a weighted average exercise price of $2.37.

Restricted Share Unit Plan

In August 2007, the Company approved the 2007 Restricted Share Unit Plan (the "RSU Plan"), for the grant of restricted share units, each of which imparts the right to an ordinary share of the Company, to selected employees, officers, directors and consultants of the Company. The RSU Plan is being administered by our Board of Directors.

No restricted share units ("RSUs") were granted in 2016, 2015 and 2014.

The total number of RSUs which can be granted pursuant to the RSU Plan is 1,500,000, out of which 670,129 are available for grant as of the date of this Annual Report.

Under the RSU Plan, RSUs are granted for no consideration and the exercise price for each grantee is not more than the underlying share's nominal value, unless otherwise determined by the Board. The RSUs vest according to a four-year vesting schedule, with 25% of the shares vest on the first anniversary of the date of grant and the remaining vesting on a quarterly basis, unless otherwise determined by our Board of Directors.

The RSU Plan is due to expire in August 2017

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 13, 2017, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 35,348,176 ordinary shares outstanding as of March 13, 2016.

	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	16,319,739	46.17%

(1)
A majority of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern, David Kishon, Zehava Wineberg and Hanoch Feldstien and the estates of Itzhak Krell (deceased) and Haim Langmas (deceased), may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech's principal executive offices are located at South Industrial Zone, Migdal Ha'Emek 23150, Israel.

B.	Related Party Transactions.

Ordinary Course Transactions and Activities with Priortech's Affiliates

From time to time we have entered into transactions in the ordinary course of business with Priortech's affiliates. Among others, we purchase bare PCBs and assembled PCBs from a Priortech subsidiary for the development and manufacture of our systems so long as the price charged and other payment terms are comparable to the best offer we could obtain from a third party. The aggregate purchase price paid to Priortech's subsidiary in 2016 was $3,000. Our total revenues from sales to affiliates of Priortech totaled $145,000, $109,000 and $297,000 in 2016, 2015 and 2014, respectively. In addition, we act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the mutual advantage of both parties. Unpaid balances between Priortech's subsidiary in Israel and us bear interest at 5.5%. As of December 31, 2016, the remaining balance that Priortech's affiliates owed us under transactions made in the ordinary course of business with them was $20,000. We believe that these transactions and activities were conducted on terms and conditions as favorable to us as those which we could have entered into with unaffiliated third parties.

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

On May 13, 2015, following the approval of our Audit Committee and Board of Directors, the Registration Rights Agreement with Priortech was renewed for an additional 5 year period effective as of December 31, 2014.

Employment Agreement with Mr. Rafi Amit

For a description of the employment agreement with our Active Chairman of the Board and Chief Executive Officer, Mr. Rafi Amit, see in Item 6.B above - "Compensation – Employment Agreements".

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information.

Please see the consolidated financial statements listed in Item 18 for audited consolidated financial statements prepared in accordance with this Item.

Legal Proceedings

Litigation with Rudolph Technologies Inc.

On July 14, 2005, Rudolph filed a lawsuit against the Company in the United States District Court for the District of Minnesota (the "Court"). This suit alleged that the Company's Falcon inspection system infringed Rudolph's U.S. Patent No. 6,826,298 (the "'298 Patent") and sought injunctive relief and damages. After the entry of a jury verdict in Rudolph’s favor and two appeals to the Federal Circuit Court of Appeals, judgment was eventually entered in favor of Rudolph on February 3, 2016 for approximately $14.5 million in damages and plus interest, together amounting to approximately $14.6 million. An injunction also issued preventing Camtek from selling the Falcon or colorable imitations of it in the United States. Camtek has not sold the Falcon in the United States for a number of years.

In August 2016 the abovementioned amount of approximately $14.6 million was paid to Rudolph, by forfeiture of a bond that had been posted on Camtek's behalf for the appeal, and a satisfaction of judgment was filed. In connection with such satisfaction of judgment, the Israeli tax authorities contacted the Company regarding a deduction of tax at source in the amount of approximately $2.4 million. Based on the advice of its professional consultants, the Company maintains its position that no tax deduction at source was required in connection with the forfeiture of bond, and is in the process of discussing the issue with applicable Israeli tax authorities. No tax assessment was issued by the tax authorities on the matter.

After the first jury verdict in the ‘298 case, Rudolph filed suit in the District of Minnesota alleging that Camtek’s Condor and Gannett inspection products infringed U.S. Patent 7,779,528 (the "'528 Patent") relating to semiconductor wafer inspection technology similar to that described in the ‘298 patent. The Company filed a inter partes reexamination request with the U.S Patent and Trademark Office (the "PTO") seeking reexamination of the '528 Patent. The PTO granted the reexamination request on 18 of the 53 claims. During the proceedings the PTO found the 18 claims invalid. The Federal Circuit recently affirmed the finding of invalidity on 15 of the 18 claims. The District court litigation had been stayed at regular three-month intervals pending the outcome of the PTO proceedings. Following the conclusion of the reexamination proceedings, the stay was not renewed on March 1, 2017. The Company is presently unable to estimate the possible range of loss in this case and the effect on the Company’s activities and results of operation (if any) and intends to vigorously defend the matter.

On March 2015, Rudolph initiated a new lawsuit against the Company in the District Court alleging that the Eagle product infringes the '298 Patent in the United States. Rudolph sought a preliminary injunction which was denied. The parties have completed both fact and expert discovery and have numerous summary judgement and evidentiary motions set for hearing in May 2017. Rudolph is seeking lost profits and/ or reasonable royalty damages for Eagle systems sold by the Company in the United States, along with interest and a possible multiplier of up to three times for willful infringement. Camtek is vigorously defending this suit and believes that it does not infringe either asserted claim.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2011:	4.61	1.71	4.65	1.68
Fiscal Year Ended December 31, 2012:	2.85	1.36	2.77	1.35
Fiscal Year Ended December 31, 2013:	5.45	1.37	5.75	1.34
Fiscal Year Ended December 31, 2014:	5.64	2.80	5.40	2.90
2015:
First Quarter	3.42	2.94	3.34	2.94
Second Quarter	3.51	2.77	3.67	2.75
Third Quarter	2.97	2.47	2.94	2.43
Fourth Quarter	2.69	2.08	2.74	2.12
Fiscal Year Ended December 31, 2015:	3.51	2.08	3.67	2.12
2016:
First Quarter	2.19	1.70	2.15	1.70
Second Quarter	2.16	1.88	2.34	1.81
Third Quarter	2.98	2.10	3.01	2.03
Fourth Quarter	3.23	2.75	3.27	2.82
Fiscal Year Ended December 31, 2016:	3.23	1.70	3.27	1.70

Monthly Market Prices for the Most Recent Six Months:
September 2016	2.98	2.50	3.01	2.50
October 2016	2.99	2.95	3.09	2.90
November 2016	3.04	2.75	3.01	2.84
December 2016	3.23	2.87	3.27	2.82
January 2017	3.38	3.23	3.43	3.25
February 2017	3.97	3.51	3.90	3.40

1)
The closing prices of our ordinary shares on the TASE have been translated into U.S. Dollars, using the daily representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

B.	Plan of distribution.

Not applicable.

C.	Markets.

As noted above, the Company's ordinary shares are traded on the Nasdaq Global Market and on TASE under the symbol "CAMT" and we are subject to Israeli securities legislation which applies to companies that are traded in dual listing.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles

Following is a summary of material information concerning our share capital and a brief description of the material provisions contained in our Memorandum of Association and our Articles, which were last amended in November 2016.

Register

Our registration number at the Israeli registrar of companies is 51-123543-4.

Objectives and Purposes

Our Memorandum of Association and Articles provide that our purpose is to engage in any legal business and may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company's business considerations.

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 35,348,176 ordinary shares were outstanding and fully-paid as of December 31, 2016.

The ordinary shares do not have preemptive rights. The ownership and voting of our ordinary shares are not restricted in any way by our Articles, or by the laws of the State of Israel, except for shareholders who are citizens of countries in a state of war with Israel. Under the Companies Law, Israeli companies may purchase and hold their own shares, subject to the same conditions that apply to distribution of dividends (see Item 10.B below - "Dividend and Liquidation Rights"). These shares do not confer any rights whatsoever for as long as they are held by us. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares, and these shares do not confer any voting rights for as long as they are held by the subsidiary.

Transfer of Shares

Ordinary shares are issued in registered form. Ordinary shares registered on the books of the transfer agent in the United States may be freely transferred on the transfer agent's books.

Dividend and Liquidation Rights

Our Board of Directors may, without seeking shareholder approval, declare a dividend to be paid to the holders of ordinary shares out of our retained earnings or our earnings derived over the two most recent years, whichever is higher, as reflected in the last audited or reviewed financial report prepared less than six months prior to distribution, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends are distributed to shareholders in proportion to the nominal value of their respective holdings. To date, we have not declared or distributed any dividend. See note 19.B to our consolidated financial statements for the financial year ended December 31, 2016.

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

Modification of Class Rights

The Companies Law provides that the articles of a company may not be modified in such a manner that would have a detrimental effect on the rights of a particular class of shares without the vote of a majority of the affected class. Under our Articles, subject to the provisions of the Companies Law, the Company may, by a resolution adopted by its shareholders, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares, and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, etc.

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

An annual meeting of the shareholders must be held every year (to the extent required by the Companies Law, such annual meeting must be not later than 15 months following the last annual meeting). A special meeting of the shareholders may be convened by the board of directors at its decision to do so or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 5% of the issued share capital and at least 1% of the voting rights in the Company; or (3) shareholders owning at least 5% of the voting rights in the Company. If the Board of Directors does not convene a meeting upon a valid demand of any of the above, then whoever made the demand, and in the case of shareholders, those shareholders holding more than half of the voting rights of the persons making the demand, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

 The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy within one half hour of the time scheduled for the beginning of the meeting, who hold or represent together at least 25% of the voting power in our company.

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

In any shareholders' meeting, a shareholder can vote either in person or by proxy provided such proxy is received by the Company up to 4 hours prior to the time set for the meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority General meetings of shareholders will be held in Israel, unless decided otherwise by our Board of Directors.

Most resolutions at a shareholders' meeting may be passed by a majority of the voting power of the company represented at the shareholders' meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders, the terms of office and employment of directors, the chief executive officer or controlling shareholders (except for approval of terms of office and employment of directors, which are consistent with the company's compensation policy, and require approval by a regular majority), approval for the chairman of the board to also serve as chief executive officer, approval of the Company's compensation policy and any amendments thereto, and approval of a merger or a tender offer. See in Item 6.C above - "Committees of the Board of Directors" and "Approval of Certain Transactions with Related Parties" and in "Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions under Israeli Law" below.

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

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer (a) if there is no existing shareholder in the company holding shares conferring 25% or more of the voting rights at the general meeting (a "control block") and as a result of the acquisition the purchaser would become a holder of a control block; or (b) if there is no existing shareholder in the company holding shares conferring 45% or more of the voting rights at the general meeting and as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights at the general meeting. Notwithstanding, the above requirements do not apply if the acquisition (1) was made in a private placement that received shareholders' approval (which includes an explicit approval of the purchaser becoming a holder of a "control block", or 45% or more, of the voting power in the company, unless there is already a holder of a "control block" or 45% or more, respectively, of the voting power in the company); (2) was from a holder of a "control block" in the company and resulted in the acquirer becoming a holder of a "control block"; or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if: (i) at least 5% of the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of such full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see in Item 3.D – "Risk Factors - Provisions of Israeli law could delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets."

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker‑dealers, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, S corporations, real estate investment trusts, regulated investment companies, certain former citizens or former long-term residents of the United States, or U.S. holders who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders who have elected mark-to-market accounting, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, and U.S. holders who are subject to the alternative minimum tax.

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

Taxation of Distributions on the Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at "Tax Consequences if We Are a Passive Foreign Investment Company". In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Distributions paid by us in NIS generally will be included in the income of U.S. holders at the dollar amount of the distribution (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution is included in income, regardless of whether the payment is, in fact, converted into U.S. dollars. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares (other than in certain non recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are generally subject to a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation's assets and as directly earning our proportionate share of that other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

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

Special rules apply if a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC. In such an event, the U.S. holder would be treated as if it had sold our ordinary shares for their fair market value on the last day of the taxable year immediately preceding the taxable year for which the QEF election is made and will recognize gain (but not loss) on such deemed sale in accordance with the excess distribution regime described below. Under certain circumstances, a U.S. holder may be eligible to make a retroactive QEF election with respect to a taxable year in the U.S. holder's holding period if such U.S. holder (1)(a) reasonably believed that we were not a PFIC as of the QEF election due date for the prior taxable year, and (b) filed a protective statement in which the U.S. holder described the basis for its reasonable belief and extended the statute of limitation on the assessment of PFIC related taxes for all taxable years to which the protective statement applies; (2) obtains IRS consent; or (3) is a "qualified shareholder" within the meaning of the Treasury Regulations.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the IRS.

•
A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares are "marketable stock" (e.g., "regularly traded" on the NASDAQ Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder's ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder's adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

•
A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution includes (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder's holding period for our ordinary shares prior to the distribution year and (2) gain from the disposition of our ordinary shares.

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent, is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such U.S. holder's basis would generally be equal to the lesser of the decedent's basis or the fair market value of the ordinary shares on the date of death. Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS.

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2016. We currently expect that we will not be a PFIC in 2017. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2017 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to "mark-to-market" the ordinary shares, or to become subject to the "excess distribution" regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2016, 2017 and 2018 is 25%, 24% and 23% respectively.

However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See below in Item 10.E - "Tax Benefits under the Law for the Encouragement of Capital Investments, 1959".

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

The Company's production facility has been granted "Approved Enterprise" status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years (or up to 14 years commencing in the year in which the company was granted "Approved Enterprise" status), commencing in the first year in which the Approved Enterprise first generates taxable income; this is due to the fact that the Company operates in Zone "A" in Israel.

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

Tax Year	Development "Zone A"	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014 -2015	9%	16%	26.5%
2016	9%	16%	25%
2017	7.5%	16%	24%

Dividends distributed from income which is attributed to "Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation at 0%;(ii) Israeli resident individual at 20%; and (iii) non-Israeli resident at 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Out of the Company's retained earnings as of December 31, 2016, approximately $18.6 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $2.8 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits the year of which they were generated. According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2016, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4.65 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $0.7 million.

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

Law for the Encouragement of Industrial Research and Development, 1984

For information regarding the R&D Law, see above in Item 4.B - "The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist". Net Operating Loss Carry forwards

As of December 31, 2016, the Company and its Israeli subsidiaries had a net operating loss, or NOL, of $63,429 million carry forward for Israeli tax purposes.

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

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares. Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (which in 2016 was at a rate of 48% (plus, if applicable, Added Tax (as defined below)), and, commencing January 1, 2017, at a rate of 47% (plus, if applicable Added Tax (as defined below)) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see above).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% (3% in 2017) was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 in 2016 (and exceeding 640,000 in 2017) (the "Added Tax").

Application of the U.S.‑Israel Tax Treaty to Capital Gains Tax

Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident's permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company's shares had been listed for trading, and (C) if the seller is a non-Israeli corporation, less than 25% of its means of control are held by Israeli residents.

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

Taxation of Non-Residents on Receipt of Dividends

Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, or 30% if the dividend recipient is a significant controlling shareholder (however, a recent tax regulation applies (subject to certain conditions) a 25% tax rate on dividends distributed to significant controlling shareholders during the period commencing January 1, 2017 and ending September 30, 2017 from the accumulated regular profits of the Company that were accumulated until December 31, 2016), which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.‑Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel's Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more than 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

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

Foreign Currency Rate Fluctuations

The currency of the primary economic environment in which our operations are conducted is the U.S. U.S. Dollar, as most of our revenues are derived in U.S. Dollars, and the prices of part of our materials and components are purchased in U.S. Dollars. Also, most of our marketing expenses are denominated in U.S. Dollars or are U.S. Dollar linked, and our product prices in most countries, except in Europe, Japan and, as of 2011, part of our revenues from products in China, are denominated in U.S. Dollars. However, most of our service income is denominated in local currency. In Europe, Japan and China, if there is a significant devaluation in the local currency as compared to the U.S. Dollar, the prices of our products will decrease relative to that local currency and negatively affect our revenues and income. As most of our revenues are denominated in U.S. Dollars, we believe that inflation and fluctuations in the NIS/U.S. Dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related, are incurred in NIS. An increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollar, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollar. In addition, most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the CNY/U.S. Dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. During 2016, the value of the U.S. Dollar weakened against the NIS by 1% and the value of the U.S. Dollar strengthened against the CNY by 7%.

We had no open hedging transactions as of December 31, 2016

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2016, we had net liabilities of approximately $6.5 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $65 thousand or income for the same amount in case of increase or decrease in rates, respectively.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

(a)	Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2016, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2016, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective.

(b)	Management's Annual Report on Internal Control Over Financial Reporting.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2016, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding the effectiveness of the Company's internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm. The Dodd–Frank Wall Street Reform and Consumer Protection Act that was signed into law on July 21, 2010, provides, among other things, an exemption to issuers that are neither "accelerated filers", nor "large accelerated filers" (as defined in Rule 12b–2 of the Exchange Act), from the requirement to include auditor attestation on the effectiveness of its internal controls over financial reporting, thus permitting us to provide only management's report in this Annual Report.

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

We adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. A copy of the Code of Ethics, in its current version, is available on our website, www.Camtek.com. We will also provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our CFO at our corporate headquarters in Israel: Camtek Ltd., Ramat Gabriel Industrial Zone, P.O. BOX 544, Migdal Ha'Emek, Israel.

Item 16C.	Principal Accountant Fees and Services.

Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our independent auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence.

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2016 and 2015:

Fee Category	For Services Rendered during 2016	For Services Rendered during 2015

Audit Fees (1)	$236,817	$233,142
Tax Fees (2)	$0	$5,000

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

Pursuant to Rule 5615(a)(3) of the Nasdaq Rules, we are relying on our home country practice with respect to the following matters: the eligibly of our securities for a direct registration program; the composition and responsibilities of our Compensation Committee; the approval of stock option plans; certain annual meeting requirements – all as set forth below:

-
We have opted out the requirement that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency as set forth in Rule 5255(a). Our procedures regarding the issuance of stock certificates comply with Israeli law and practice. According to the Companies Law, a share certificate is defined as a certificate in which the name of the owner registered in the company registers is stated, stating the number of shares he owns. In the event that what is registered in the company's shareholders register conflicts with a share certificate, then the evidentiary value of the shareholder register outweighs the evidentiary value of the share certificate. A shareholder registered in the company's shareholders register is entitled to receive from the company a certificate evidencing his ownership of the share.

-
We have opted out the requirement to adopt and file a compensation committee charter as set forth in Rule 5605(d)(1). Instead, our Compensation Committee conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law. Further, consistent with Israeli law, our Audit Committee has been authorized to assume the functions and responsibilities of a compensation committee. While all of the members of the Audit Committee meet the independence requirements for compensation committee members set forth in NASDAQ Listing Rule 5605(d)(2), as a foreign private issuer, we have elected, pursuant to NASDAQ Listing Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the remaining provisions of NASDAQ Listing Rule 5605(d), requiring us to have a separate compensation committee.

-
We have opted out the requirement for shareholder approval of stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 5635 and Nasdaq Rule 5605(d), respectively. Nevertheless, as required under the Companies Law, special shareholder voting procedures are followed for the approval of equity based compensation of certain office holders or employees who are controlling shareholders or any relative thereof, as well as of our Chief Executive Officer and members of our Board of Directors. Equity based compensation arrangements with office holders (chief executive officer and directors excluded) or employees who are not controlling shareholders or any relative thereof, are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-
We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B above –"Additional Information –Voting, Shareholders' Meetings and Resolutions"). Our 2017 annual general meeting of shareholders is scheduled for March 28, 2017. Further, we have opted out the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

-
We have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

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

Camtek Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2016

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camtek Ltd. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel

March 15, 2017

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2016	2015
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	19,740	30,833
Short-term restricted deposits	4	-	7,875
Trade accounts receivable, net	13B	36,000	27,003
Inventories	5	25,448	27,599
Due from affiliated companies	20	77	559
Other current assets	6	2,747	1,712
Deferred tax asset	19	894	177

Total current assets		84,906	95,758

Property, plant and equipment, net	7	14,109	13,531

Long-term inventory	5	2,107	1,979
Deferred tax asset	19	3,283	3,955
Other assets	8	270	248
Intangible assets, net	9	865	795

		6,525	6,977

Total assets		105,540	116,266

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		12,983	11,812
Other current liabilities	10	18,322	30,712

Total current liabilities		31,305	42,524

Long-term liabilities
Liability for employee severance benefits	11	870	772
Other long-term liabilities	12	-	4,768
		870	5,540

Total liabilities		32,175	48,064

Commitments and contingencies	13

Shareholders’ equity	15
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2016 and 2015;
37,440,552 and 37,440,552 issued shares at December 31, 2016 and 2015, respectively;
35,348,176 and 35,348,176 shares outstanding at December 31, 2016 and 2015, respectively		148	148
Additional paid-in capital		76,463	76,034
Accumulated deficit		(1,348)	(6,082)
		75,263	70,100
Treasury stock, at cost (2,092,376 as of December 31, 2016 and 2015)		(1,898)	(1,898)

Total shareholders' equity		73,365	68,202

Total liabilities and shareholders' equity		105,540	116,266

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Operations

		Year Ended December 31,
		2016	2015	2014
	Note	U.S. Dollars (In thousands, except per share data)
Revenues:
Sales of products		95,748	84,059	71,371
Service fees		13,775	15,216	16,942

Total revenues		109,523	99,275	88,313

Cost of revenues:
Cost of products sold		49,399	44,851	35,870
Cost of services		11,239	11,298	11,424
Reorganization and impairment	1B	4,931	-	-

Total cost of revenues		65,569	56,149	47,294

Gross profit		43,954	43,126	41,019

Research and development costs		15,896	14,860	14,406
Selling, general and administrative expenses	18A	25,501	23,587	21,417
Reorganization and impairment	1B, 9	(4,059)	138	60
Loss from litigation	13	-	14,600	-

Total operating expenses		37,338	53,185	35,883

Operating income (loss)		6,616	(10,059)	5,136

Financial expenses, net	18B	(994)	(1,877)	(1,220)

Income (loss) before income taxes		5,622	(11,936)	3,916

Income tax (expense) benefit	19	(888)	1,823	(579)

Net income (loss)		4,734	(10,113)	3,337

Earnings (loss) per ordinary share:	16
Basic		0.13	(0.30)	0.11
Diluted		0.13	(0.30)	0.11
Weighted average number of ordinary shares outstanding (in thousands):
Basic		35,348	33,352	30,464
Diluted		35,376	33,352	30,545

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
	Number of	U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(In thousands)	U.S. Dollars (In thousands)
Balances at
December 31, 2013	32,497,902	134	(2,092,376)	62,966	694	(1,898)	61,896

Exercise of share	88,996	*	-	191	-	-	191
options and RSUs
Share-based
compensation expense	-	-	-	308	-	-	308
Net income	-	-	-	-	3,337	-	3,337

Balances at
December 31, 2014	32,586,898	134	(2,092,376)	63,465	4,031	(1,898)	65,732

Public offering	4,655,982	13	-	11,891	-	-	11,904
Exercise of share
options and RSUs	24,061	*	-	34	-	-	34
Repayment of contingent liability	173,611	1	-	374	-	-	375
Share-based
compensation expense	-	-	-	270	-	-	270
Net income	-	-	-	-	(10,113)	-	(10,113)
Balances at
December 31, 2015	37,440,552	148	(2,092,376)	76,034	(6,082)	(1,898)	68,202

Share-based
compensation expense	-	-	-	429	-	-	429
Net loss	-	-	-	-	4,734	-	4,734

Balances at
December 31, 2016	37,440,552	148	(2,092,376)	76,463	(1,348)	(1,898)	73,365

*   Less than $ 1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars (In thousands, except per share data)
Cash flows from operating activities:
Net income (loss)	4,734	(10,113)	3,337
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,139	2,060	2,171
Loss on disposal of fixed assets	63	-	-
Impairment losses	-	1,595	-
Deferred tax expense (benefit)	(45)	(2,383)	164
Share based compensation expense	429	270	308
Provision for doubtful debts, net	(234)	74	180
Revaluation of liabilities and interest expense
on liabilities to the OCS	(4,774)	(919)	522

Changes in operating assets and liabilities:
Trade accounts receivable, net	(8,787)	(4,531)	5,173
Inventories	813	(4,021)	(5,908)
Due from affiliated companies	482	(58)	(268)
Other assets	(1,057)	770	(478)
Trade accounts payable	1,171	2,322	1,737
Other current liabilities	2,220	1,951	(987)
Liability in respect of litigation	(14,600)	14,600	-
Liability for employee severance benefits, net	98	(88)	2

Net cash (used in) provided by operating activities	(17,348)	1,529	5,953

Cash flows from investing activities:
Repayment of (investment in) short-term deposits	7,875	1,461	(2,607)
Purchase of fixed assets	(1,335)	(1,786)	(563)
Purchase of intangible assets	(305)	(118)	(154)

Net cash provided by (used in) investing activities	6,235	(443)	(3,324)

Cash flows from financing activities:
Repayment of contingent liability (see Note 1B)	-	(169)	(268)
Payment to OCS	(4)	(37)	(181)
Share issuance, net	-	11,904	-
Proceeds from exercise of share options and RSUs	-	34	191

Net cash (used in) provided by financing activities	(4)	11,732	(258)

Effect of exchange rate changes on cash	24	(205)	(646)

Net (decrease) increase in cash and cash equivalents	(11,093)	12,613	1,725
Cash and cash equivalents at beginning of the year	30,833	18,220	16,495

Cash and cash equivalents at end of the year	19,740	30,833	18,220

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		Year Ended December 31,
		2016	2015	2014
		U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

A.	Cash paid during the year for:
	Interest paid	-	-	-

	Income taxes	629	523	575

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is controlled by (46.17%) Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication and Printed Circuit Boards (PCB) industries.

B.
In August 2016, the Company decided to re-organize its mode of operation with respect to its functional inkjet technology (FIT) activity. As part of this change, the Company ceased supporting the four Gryphon systems then installed at customer sites, and re-focused on creating the next generation of digital printer. Based on this decision, an obsolescence provision was recorded against the remaining Gryphon inventory and fixed assets and an adjustment was made to liabilities in respect of the Printar acquisition.

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

In December 2014, the Company entered into a buy-out arrangement to sell the remaining activities of the Sela division. The sale was completed in January 2015 and, as part of this arrangement, in 2015 Camtek sold the Sela systems remaining in inventory, and ceased support  of the Sela customer base. Accordingly, during 2014 the Company wrote off excess inventories, fixed assets, goodwill and adjusted its liabilities in respect to the SELA acquisition.

The impact of these decisions on the consolidated statement of income in the years ended December 31, 2016, 2015 and 2014 was as follows:

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2016	2015	2014
		U.S. Dollars	U.S. Dollars	U.S. Dollars
Account	Nature of impact	(in thousands)	(in thousands)	(in thousands)

Cost of Revenues	Reorganization and impairment	4,931	-	-
Cost of Revenues	Inventory write-off	-	1,041	205
Reorganization and	Impairment charge with
impairment	respect of technology,
	customer relationships and goodwill	-	1,595	-
Reorganization and	Revaluation of liabilities
impairment	in respect of Printar and SELA acquisition	*(4,962)	(1,457)	(106)
Reorganization and
impairment	Other	903	-	166

		872	1,179	265

*see Note 13F

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

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

Notes to the Financial Statements as at December 31, 2016

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

Notes to the Financial Statements as at December 31, 2016

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

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two -step test. Under step one, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to an acquisition price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

As of December 31, 2015, based on the Company’s annual impairment test, impairment charges were recognized against the remaining goodwill. (See Note 10).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

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

Notes to the Financial Statements as at December 31, 2016

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

For the year ended December 31, 2016, the effect of the exercise of outstanding dilutive potential share options has been included in computing dilutive earnings per ordinary share.

For the year ended December 31, 2015, the effect of the exercise of all outstanding share options is anti-dilutive and has not been included in computing dilutive loss per ordinary share.

For the year ended December 31, 2014, the effect of the exercise of outstanding dilutive potential share options and Restricted Share Units ("RSUs") has been included in computing dilutive earnings per ordinary share (see Note 16).

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

Notes to the Financial Statements as at December 31, 2016

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

The Company accounts for OCS liabilities acquired in business combinations within the confines of debt obligations and as such changes in the liability from period to period, caused by changes to the estimated timing of future repayments and accrued interest, are accounted for prospectively by adjusting the effective interest rate of the obligations. Acquired liabilities to the OCS are not recognized if it is not probable that the Company will have to repay the grants received (See Note 12 and Note 13F).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

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

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company does not expect the adoption of ASU 2014-09 will have a material effect on its Consolidated Financial Statements.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory”. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). The Company does not expect the adoption of ASU 2015-11 will have a material effect on its Consolidated Financial Statements.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company does not expect the adoption of ASU 2015-17 will have a material effect on its Consolidated Financial Statements.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 2 - Significant Accounting Policies (cont’d)

X.	New standards not yet adopted (cont’d)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-1, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale. The ASU will take effect for fiscal years beginning after December 15, 2017. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued guidance on stock compensation. The guidance is intended to simplify several aspects of the accounting for share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification in the statement of cash flows. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within that year. The Company does not expect the adoption of ASU 2016-09 will have a material effect on its Consolidated Financial Statements.

In August 2016, FASB issued ASU 2016-15 “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”, which is intended to provide specific guidance on the certain eight cash flow classification issues included in the amendments in this Update. The guidance is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 3 - Cash and Cash Equivalents

	December 31,
	2016	2015
	U.S. Dollars
Bank balances	19,740	30,743
Restricted cash	-	90

	19,740	30,833

As of December 31, 2015, $90 were restricted against credit lines to banking institutions in Hong Kong (denominated in Hong Kong Dollars). This restriction was removed during 2016.

The Company’s cash and cash equivalent balance at December 31, 2016 and 2015 is denominated in the following currencies:

	December 31,
	2016	2015
	U.S. Dollars
US Dollars	15,209	26,703
Euro	1,548	770
Chinese RMB	1,211	640
New Israeli Shekels	1,054	2,002
Other currencies	718	718

	19,740	30,833

Note 4 - Short-term restricted deposits

The Company’s obligations to Bank Mizrahi in connection with the issuance of the appeal bond in March 2015, were secured by restricted deposits in the amount of approximately $7,875 as well as by a lien on its facility in Israel and a floating charge on its assets. The appeal bond was due to expire in September 2016, but was cancelled, and the restrictions upon the deposits were removed, upon payment of the liability in respect of the litigation loss in August 2016.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 5 - Inventories

	December 31,
	2016	2015
	U.S. Dollars
Components	13,995	12,739
Work in process	5,180	6,453
Finished products *	8,380	10,386

	27,555	29,578

*          includes systems at customer locations not yet sold, as of December 31, 2016 and 2015, in the amount of $3,109 and $4,612 respectively.

Inventories are presented in:

	December 31,
	2016	2015
	U.S. Dollars
Current assets	25,448	27,599
Long-term assets (A)	2,107	1,979

	27,555	29,578

(A)          Long-term Inventory:

At December 31, 2016, $2,107 of the Company's inventory is classified in long-term assets based on Management’s estimate and the recent level of sales (at December 31, 2015- $1,979). This amount is comprised of spare parts (at December 31, 2015 - $1,326). The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory held for sale, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

As of December 31, 2015, the remaining portion of long-term inventory consisted of Gryphon systems which in Management's estimation would not be sold during the following 12 months.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 5 – Inventories (cont’d)

(B)          Inventory write-down

As of December 31, 2016, based on Management's decision to cease the marketing of the Gryphon systems, an obsolescence provision was recorded in the amount of $4,841, (2015 -$1,041) against inventory.

As of December 31, 2015, based on Management's estimates regarding future sales, a provision of $133 was recorded in the costs of products sold line item in the consolidated statement of operations against damaged, obsolete, excess and slow-moving inventory.

The provisions were recorded in the costs of products sold line item in the consolidated statement of operations. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

As a result of the above mentioned, the total amount of the inventory write-down for the year ended December 31, 2016 is $4,841 (2015 - $1,174).

Note 6 - Other Current Assets

	December 31,	December 31,
	2016	2015
	U.S. Dollars
Due from Government institutions	1,741	182
Prepaid expenses	484	600
Advances to suppliers	169	220
Deposits for operating leases	165	203
Other	188	507

	2,747	1,712

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 7 - Property, Plant and Equipment, Net

	December 31,
	2016	2015
	U.S. Dollars
Cost:
Land	863	863
Building	11,109	10,764
Machinery and equipment	6,443	6,260
Office furniture and equipment	1,277	1,225
Computer equipment and software	4,012	4,996
Automobiles	87	87
Leasehold improvements	1,108	1,130

	24,899	25,325
Less accumulated depreciation	10,790	11,794

	14,109	13,531

Depreciation expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $1,904, $1,849, and $1,937, respectively.

In accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 and March 2015 with Bank Mizrahi, a lien has been placed on the Company’s facility in Israel. See Note 13(D) and Note 13(E).

Note 8 - Other Assets

	December 31,
	2016	2015
	U.S. Dollars
Deposits for operating leases	270	248

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 9 - Goodwill and Intangible Assets, Net

A.            Goodwill

	December 31,
	2016	2015
	U.S. Dollars
Goodwill	2,130	3,653
Accumulated impairment losses	(2,130)	(3,653)

	-	-

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

B.            Intangible assets, net

	December 31,
	2016	2015
	U.S. Dollars
Patent registration costs	2,382	2,077
IPR&D	1,002	1,002

Intangible assets at cost	3,384	3,079

Accumulated amortization and impairment	2,519	2,284

Total intangible asset, net	865	795

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 9 - Goodwill and Intangible Assets, net (cont’d)

B.            Intangible assets, net (cont'd)

Patent registration costs are amortized over their estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2016, 2015 and 2014 amounted to $235, $211 and $234, respectively. The amortization expense for 2016 includes the write-off of patents with a net value of $7 which were abandoned (in 2015 and 2014 - $7 and $37, respectively).

In 2015, the Company recorded an impairment charge of $40 with respect to the remaining IPR&D based on the annual impairment test as determined using the present value of future cash flows (see also Note 9A). The impairment charge was recorded in a separate line item within operating expenses in the consolidated statement of operations.

As of December 31, 2016, the estimated amortization expenses of intangible assets for the years 2017 to 2021 is as follows:

Year ending December 31,	U.S. Dollars
2017	143
2018	143
2019	143
2020	142
2021	92
663

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 10 - Other Current Liabilities

	December 31,
	2016	2015
	U.S. Dollars

Accrued employee compensation and related benefits	7,071	6,634
Commissions	4,351	2,876
Advances from customers and deferred revenues	2,290	1,961
Accrued expenses	2,277	2,446
Accrued warranty costs (1)	1,459	1,448
Government institutions	874	737
Liability in respect of litigation	-	14,600
Current maturities of OCS liability	-	10

	18,322	30,712

(1)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars
Beginning of year	1,448	1,151	1,304
New warranties	2,438	2,472	2,152
Reductions	(2,427)	(2,175)	(2,305)

Balance at end of year	1,459	1,448	1,151

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $870 and $772 as of December 31, 2016 and 2015, respectively.

3.	Severance pay expenses were $1,202, $1,104, and $1,145 in 2016, 2015 and 2014, respectively.

Note 12 - Other Long-Term Liabilities

	December 31,
	2016	2015
	U.S. Dollars
Liability to OCS, mainly in respect of business combinations (1)	-	4,768

(1)	Liability to OCS as of December 31, 2015 was in respect of the acquisition of Printar and new grants received in 2010 and 2009.

The effective interest rate used to discount the cash flow for the liabilities to the OCS in respect of the acquisition of Printar as of December 31, 2015 was 13%.

See Note 10 for current maturities of liability to OCS and Note 1B and Note 13F regarding the reorganization of the FIT activity.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 13 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements, principally for office space. In addition, in 2013 and 2015, the Company entered into new framework agreements for non-cancelable operating leases for vehicles for periods of 36 months.

As of December 31, 2016, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars

2017	1,422
2018	1,156
2019	677
Thereafter	456

3,711

Aggregate office rent expenses amounted to $966, $966, and $845 in 2016, 2015 and 2014, respectively.

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
	U.S. Dollars
2014	1,361	344	(164)	(15)	1,526
2015	1,526	215	(141)	(8)	1,592
2016	1,592	158	(392)	-	1,358

C.	Litigation

1.
On July 14, 2005, Rudolph filed a lawsuit against the Company in the United States District Court for the District of Minnesota (the "Court"). This suit alleged that the Company's Falcon inspection system infringed Rudolph's U.S. Patent No. 6,826,298 (the "'298 Patent") and sought injunctive relief and damages. After the entry of a jury verdict in Rudolph’s favor and two appeals to the Federal Circuit Court of Appeals, judgment was eventually entered in favor of Rudolph on February 3, 2016 for approximately $14.5 million in damages and plus interest, together amounting to approximately $14.6 million. An injunction also issued preventing the Company from selling the Falcon or colorable imitations of it in the United States. The Company has not sold the Falcon in the United States for a number of years.

In August 2016 the abovementioned amount of approximately $14.6 million was paid to Rudolph, by forfeiture of a bond that had been posted on the Company’s behalf for the appeal, and a satisfaction of judgment was filed. In connection with such satisfaction of judgment, the Israeli tax authorities contacted the Company regarding a deduction of tax at source in the amount of approximately $2.4 million. Based on the advice of its professional consultants, the Company maintains its position that no tax deduction at source was required in connection with the forfeiture of bond, and is in the process of discussing the issue with applicable Israeli tax authorities. No tax assessment was issued by the tax authorities on the matter.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 13 - Commitments and Contingencies (cont’d)

C.	Litigation (cont’d)

2.
After the first jury verdict in the ‘298 case, Rudolph filed suit in the District of Minnesota alleging that Camtek’s Condor and Gannett inspection products infringed U.S. Patent 7,779,528 (the "'528 Patent") relating to semiconductor wafer inspection technology similar to that described in the ‘298 patent.   The Company filed a inter partes reexamination request with the U.S Patent and Trademark Office (the "PTO") seeking reexamination of the '528 Patent. The PTO granted the reexamination request on 18 of the 53 claims.  During the proceedings the PTO found the 18 claims invalid.  The Federal Circuit recently affirmed the finding of invalidity on 15 of the 18 claims. The District court litigation had been stayed at regular three-month intervals pending the outcome of the PTO proceedings. Following the conclusion of the reexamination proceedings, the stay was not renewed on March 1, 2017. The Company is presently unable to estimate the possible range of loss in this case and the effect on the Company’s activities and results of operation (if any) and intends to vigorously defend the matter.

3.
On March 2015, Rudolph initiated a new lawsuit against the Company in the District Court alleging that the Eagle product infringes the '298 Patent in the United States. Rudolph sought a preliminary injunction which was denied. The parties have completed both fact and expert discovery and have numerous summary judgement and evidentiary motions set for hearing in May 2017. Rudolph is seeking lost profits and/ or reasonable royalty damages for Eagle systems sold by the Company in the United States, along with interest and a possible multiplier of up to three times for willful infringement. The Company is vigorously defending this suit and believes that it does not infringe either asserted claim.

D.	Agreement with Bank Leumi L’Israel (“BLL”)

In 2010, the Company was required to secure its obligations to BLL by a lien on its facility in Israel and a floating charge on its assets. Despite the completion of these obligations, these securities are still in place in order to facilitate the possibility of future credit.

In 2016, BLL provided a guarantee to the Israeli Ministry of Economy on behalf of the Company in the amount of NIS 50,000 in respect of construction carried out on land belonging to the Israel Land Authority.

E.	Agreement with Bank Mizrahi

In July 2011 the Company signed an agreement with Bank Mizrahi for a credit facility. The Company’s obligations to the Bank were secured by a lien on its facility in Israel and a floating charge on its assets.

As of December 31, 2016 the credit facility has not been utilized.

In connection with the issuance of the appeal bond, in March 2015 the Company signed a further agreement with Bank Mizrahi, according to which the bank provided a bank guarantee in the amount of $15,750 in order to support the appeal bond, which was issued by a surety company in the United States. The Company’s obligations to the bank were secured by a lien on its facility in Israel, restricted deposits in the amount of approximately $7,875 and a floating charge on its assets. Following the payment to Rudolph in August 2016, the bank guarantee and the restricted deposits were removed.  In addition, the Company signed a covenant agreement with the bank which requires it to comply with certain financial covenants. As of December 31, 2016, the Company was in full compliance with the financial covenants.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 13 - Commitments and Contingencies (cont’d)

F.             Chief Scientist

Through its acquisition of Printar, the Company participates in programs sponsored by the Israeli government for the support of research and development activities. The Company is committed to pay amounts to the Chief Scientist (OCS) at rates of 3.5% of the sales of products resulting from this research and development, up to an amount equal to 100% of the grants received by the Company, bearing interest at the rate of LIBOR.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2016, the amount of non-repaid grants received including interest accrued in respect of Printar amounted to $6,503 (December 31, 2015 - $6,256). The liabilities to the OCS were initially recorded at fair value as part of the purchase price allocation related to the acquisition of Printar. In August 2016, pursuant to the Company’s decision to cease supporting the Gryphon system and to develop the next generation of digital printer, the Company does not expect any payments will be made in respect of the foregoing Printar related grants and accordingly all the liabilities to the OCS were written off. (December 31, 2015 - $4,130). (See Note 12 – Other long-term liabilities).

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

H.            Outstanding Purchase Orders

As of December 31, 2016, the Company has purchase orders of $10,191 (2015 - $8,959) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

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

Liquidity:

The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2017. If available liquidity will not be sufficient to meet the Company’s operating obligations as they come due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2017.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 14 - Concentration of Risk and Financial Instruments (cont’d)

Derivative Instruments

From time to time the Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. As of December 31, 2016, the Company did not have any open instruments.

The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs.

Such instruments had a combined fair value gain (loss) of ($3) and $92 for the years ended December 31, 2016 and 2015, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 15 - Shareholders’ Equity (cont’d)

D.            Stock Option Plan

As of December 31, 2016, the Company has six stock option plans for employees and directors. Future options will be granted only pursuant to the 2014 Share Option Plans described below.

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

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2016 Grant	2015 Grant
Valuation assumptions:
Dividend yield	0	0
Expected volatility	66%	67%-68%
Risk-free interest rate	1.38%	1.6%-2.16%
Expected life (years)	4.8	4.8
Vesting period (years)	4	4

In the years ending December 31, 2016, 2015 and 2014, 527,500, 464,335 and 296,000 options were granted, respectively.

The total intrinsic value of outstanding as options as of December 31, 2016, 2015, and 2014 is $1,040, $45 and $205, respectively.

The total intrinsic value of vested options as of December 31, 2016, 2015, and 2014 is $204, $38 and $87 respectively.

The total stock option compensation expense amounted to $429, $270, and $308 in 2016, 2015 and 2014, respectively.

As of December 31, 2016, there was $1,082 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.86 years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 15 - Shareholders’ Equity (cont’d)

D.            Stock Option Plan (cont’d)

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2016		2015		2014
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	1,151,121	3.28	833,799	3.34	735,519	2.99
Granted	527,500	1.92	464,335	2.99	296,000	3.53
Forfeited and cancelled	(25,187)	5.00	(122,952)	2.95	(108,724)	2.47
Exercised	-	0.00	(24,061)	1.40	(88,996)	2.14

Outstanding at year end	1,653,434	2.82	1,151,121	3.28	833,799	3.34

Vested at year end	725,466	3.32	461,192	3.48	423,291	3.56

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2016	1,653,434	2.82	5.21	1,039.93

Vested and expected to vest at
December 31, 2016	1,607,036	2.82	5.21	998.13

Exercisable at December 31, 2016	725,466	3.32	4.45	203.98

The following table summarizes information about share options at December 31, 2016:

			Weighted
			average
	Number of		remaining
	outstanding	Number	contractual
Exercise price US$	options	exercisable	life in years
0-2	597,500	62,706	6.23
3-5	1,055,934	662,760	4.64
	1,653,434	725,466	5.21

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 15 - Shareholders’ Equity (cont’d)

D.            Stock Option Plan (cont’d)

The following table summarizes information about nonvested options at December 31, 2016:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2016	689,929	1.55
Granted	527,500	1.17
Vested	(289,461)	1.78
Forfeited	-	-

Balance at December 31, 2016	927,968	1.26

E.	Restricted Share Unit Plan

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

No restricted shares were awarded in the three year period ended December 31, 2016.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 15 - Shareholders’ Equity (cont’d)

E.            Restricted Share Unit Plan (cont’d)

The total unrecognized compensation cost amounted to $0.

As of the balance sheet date the number of RSU’s available for grant was 670,129.

There was no activity under the Restricted Share Unit Plan in 2016.

Note 16 - Earnings Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated:

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars (In thousands, except per share data)
Net income (loss) attributable to Ordinary Shares	4,734	(10,113)	3,337

Weighted average number of Ordinary Shares
outstanding used in basic earnings per Ordinary
Share calculation	35,348	33,352	30,464

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	28	-	81

Weighted average number of Ordinary Shares
Outstanding used in diluted earnings per Ordinary
Share calculation	35,376	33,352	30,545

Basic income (loss) per Ordinary Share	0.13	(0.30)	0.11

Diluted income (loss) per Ordinary Share	0.13	(0.30)	0.11

Number of options excluded from the diluted
earnings per share calculation due to their
anti-dilutive effect	1,538	1,151	391

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 17 - Segment Information

Description of segments:

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 17 - Segment Information (cont’d)

The Company does not allocate any assets to segments and, therefore, no amount of assets is reported to management and disclosed in the financial information for segments. Selected operating results information for each business segment was as follows for the year ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	Revenues			Income (loss) from operations
	2016	2015	2014	2016	2015	2014
	U.S. Dollars			U.S. Dollars
PCB	30,476	30,138	30,480	(4,012)	(5,902)	(2,422)
Microelectronics	79,047	69,137	57,833	11,942	(2,671)	9,922
Total	109,523	99,275	88,313	7,930	(8,573)	7,500

The reconciliation of segment operating results information to the Company’s consolidated financial information was as follows:

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars
Income (loss) from operations	7,930	(8,573)	7,500
Unallocated general and administrative expenses	885	1,216	2,056
Share-based compensation expenses	429	270	308
Financial expenses	994	1,877	1,220

Consolidated income (loss) before taxes	5,622	(11,936)	3,916

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars
China and Hong Kong	34,276	30,158	28,526
Taiwan	27,718	24,854	17,495
Korea	16,491	13,208	8,889
Asia- Other	11,214	7,836	11,336
United States	10,563	10,219	12,518
Western Europe	5,079	5,380	5,739
Japan	4,182	7,035	3,204
Rest of the world	-	585	606

	109,523	99,275	88,313

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 18 - Selected Income Statement Data

A.	Selling, general and administrative expenses

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars
Selling (1)	16,575	16,208	14,337
General and administrative	8,926	7,379	7,080

	25,501	23,587	21,417

(1) Including shipping and handling costs	1,034	1,014	879

B.	Financial income (expenses), net

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars
Interest and commission expense	(288)	(461)	(6)
Interest income	74	88	77
Re-evaluation of contingent consideration	-	(101)	(258)
Re-evaluation expense on liabilities to the OCS	(183)	(437)	(370)
Other, net (*)	(597)	(966)	(663)

	(994)	(1,877)	(1,220)

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(435), $(786), and $(546) in 2016, 2015 and 2014, respectively.

Note 19 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in Israel for the years 2014-2016:

2014 – 26.5%
2015 – 26.5%
2016 – 25%

On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

Current taxes for the reported periods are calculated according to the enacted tax rates presented above, subject to the benefit under the Law for the Encouragement of Capital Investment.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

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

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, preferred enterprise in development area A will be subject to tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

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

Out of Camtek's retained earnings as of December 31, 2016 approximately $18,606 are tax-exempt earnings attributable to its Approved Enterprise and approximately $2,829 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently – up to 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2016, if the income attributed to the Approved Enterprise was distributed as a dividend, the Company would incur a tax of approximately $4,651. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, the Company would incur a tax in the amount of approximately $707. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

C.	Details regarding the tax environment of the Non Israeli companies

Non Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

The subsidiary in China is entitled to a 40% tax reduction from the standard tax rate of 25% to 15% starting January 1 2016.

As of December 31, 2016, Camtek has not provided for income taxes on the undistributed earnings of approximately $12,850 of one of its major foreign subsidiaries since these earnings are intended to be indefinitely reinvested. The amount becomes taxable upon a distribution from the subsidiary or a sales of the subsidiary. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings. However, liquidity deterioration in the future could require the Company to change its plans and repatriate all or a portion of these undistributed earnings, which may increase tax expenses and deferred tax liability. The Company’s management has determined not to distribute any amounts of its undistributed income from that specific subsidiary, as a dividend or otherwise, as such distribution would result in a tax liability.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 19 - Income Taxes (cont’d)

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars
Income (loss) before income taxes:
Israel	2,007	(13,807)	2,975
Non-Israeli	3,615	1,871	941

	5,622	(11,936)	3,916

Income tax expense:
Current:
Israel	110	146	191
Non-Israeli	824	414	224
	934	560	415
Deferred tax expense (benefit):
Israel	620	(2,654)	38
Non-Israeli	(666)	271	126
	(46)	(2,383)	164

	888	(1,823)	579

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 19 - Income Taxes (cont’d)

E.	Reconciliation of statutory tax expense to actual income tax

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars
Income (loss) before income taxes	5,622	(11,936)	3,916

Statutory tax rate	25%	26.5%	26.5%

Theoretical income tax expense (benefit)	1,406	(3,163)	1,038

Increase (decrease) in income tax expense resulting from:

Tax expense (benefits) arising from “Approved and
Beneficiating Enterprises” and preferential tax rate in China	(198)	(523)	(1,215)

Change in valuation allowance(*)	(721)	308	(40)

Non-deductible expenses(**)	182	640	55

Differences between foreign currencies
and dollar-adjusted financial statements-net	6	283	952

Foreign tax rate differential	(63)	(44)	(13)

Undistributed earnings of subsidiary	-	490	-

Change in tax rate	592	-	-

Other	(316)	186	(198)

Actual income tax expense (benefit)	888	(1,823)	579

Per share effect of the tax benefits arising from
“Approved and Beneficiating Enterprises” and
preferential tax rate in China:

Basic	$0.00	$0.00	$(0.04)

Diluted	$0.00	$0.00	$(0.04)

(*)	Included within the change in valuation allowance are realized benefits of operating loss carryforwards of $23, $134 and $42, for the years ended December 31, 2016, 2015 and 2014, respectively.

(**)	Including non-deductible share based compensation.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 19 - Income Taxes (cont’d)

F.	Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2016	2015
	U.S. Dollars
Deferred tax assets:
Allowance for doubtful accounts	161	184
Accrued warranty	89	87
Unearned revenue	243	165
Accrued expenses	427	493
Net operating losses (NOL) and tax credit carryforwards	5,631	6,823
Other temporary differences *	504	197

Total gross deferred tax assets	7,055	7,949
Valuation allowance	(2,222)	(3,087)

Deferred tax asset, net of valuation allowance	4,833	4,862

Deferred tax liability:
Property, plant and equipment	(223)	(240)
Undistributed earnings	(433)	(490)

Net deferred tax assets	4,177	4,132

Other temporary differences in 2016 primarily relate to inventory write off provision

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

At December 31, 2016 and 2015 the Company had valuation allowance of $2,222 and $3,087 on certain of deferred tax assets. The net change in the total valuation allowance was a decrease of $865 for the year ended December 31, 2016, an increase of $134 for the year ended December 31, 2015 and a decrease of $656, for the years ended 2014, respectively. Included in the net change in the valuation allowance for the year ended December 31, 2015, is a reduction of $174 for a valuation allowance that was included in the net assets of a foreign subsidiary that was sold. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2016, the Company and its subsidiaries in Israel have regular NOL aggregating approximately $63,429 that will not expire. Included in this amount are NOLs of $17,819 that were generated from the Company filing separate tax returns from its domestic subsidiaries. Based on the earnings history of the Company’s operations in recent years, other than the loss from litigation, and Management’s expectation of continued profitability, Management believes that these losses will be utilized.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 19 - Income Taxes (cont’d)

F.	Deferred taxes (cont’d)

As of December 31, 2016, the major foreign subsidiaries have NOL carryforwards aggregating approximately $946 that can be carried forward indefinitely.

G.	Accounting for uncertainty in income taxes

For the years ended December 31, 2016, 2015 and 2014, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2016, 2015 and 2014, no interest and penalties related to income taxes have been accrued.

H.	Tax assessments

The Company and its subsidiaries in Israel file their income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, United States of America and China. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning in 2011, in addition, the Israeli tax returns of SELA are open to examination by the Israeli Tax Authorities for the tax years beginning in 2012, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning in 1999 in Belgium, 2010 in Hong Kong and 2013 in the United States of America.

Note 20 - Balances and Transactions with Related Parties

A.	Balances with related parties:

	December 31,	December 31,
	2016	2015
	U.S. Dollars
Accounts receivable	20	79
Due from affiliated companies	77	559

B.	Transactions with related parties:

	Year Ended December 31,
	2016	2015	2014
	U.S. Dollars
Purchases from Parent and affiliates	3	43	93
Interest income (expense) from Parent	(28)	(9)	24
Sales to Parent and affiliated companies	145	109	297

Unpaid balances between Parent and its subsidiaries in Israel and the Company bear interest of 5.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2016

Note 21 - Fair Value Measurements (cont’d)

As of December 31, 2016, the Company did not have any assets or liabilities measured at fair value on a recurring basis.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2015	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Assets
Foreign currency derivative contracts	3	-	3	-

Total Assets	3	-	3	-

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the years ended December 31, 2016 and 2015.

The following table present a roll-forward of the fair value of Level 3 (significant unobservable inputs) liabilities for the year ended December 31, 2015:

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

1.1
Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F‑1, File No. 333‑12292, filed with the Securities and Exchange Commission on July 21, 2000);

1.2
Articles of Registrant, as amended October 24, 2011 (incorporated herein by reference to Exhibit A to the Registrant's Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 27, 2011) and November 3, 2016 (incorporated herein by reference to Exhibit B to the Registrant's Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 29, 2016).

4.1
Amended and Restated Employee Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S‑8, File No. 333‑84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.2
Amended and Restated Subsidiary Employee Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S‑8, File No. 333‑84476, filed with the Securities and Exchange Commission on March 18, 2002).

4.3
Employee Share Option Plan - Europe (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S‑8, File No. 333‑49982, filed with the Securities and Exchange Commission on November 15, 2000).

4.4
Executive Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S‑8, File No. 333‑60704, filed with the Securities and Exchange Commission on May 11, 2001).

4.5
2003 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S‑8, File No. 333‑ 113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.6
2003 Sub‑Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S‑8, File No. 333‑113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.7
2003 Sub‑Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S‑ 8, File No. 333‑113139, filed with the Securities and Exchange Commission on February 27, 2004).

4.8
2007 Restricted Share Unit Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2008).

4.9
2014 Share Option Plan (incorporated herein by reference to Exhibit A to the Registrant's Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).

4.10
2014 Sub‑Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit A to the Registrant's Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).

4.11
2014 Sub‑Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit A to the Registrant's Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).

4.12
Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant's Registration Statement on Form F‑1, File No. 333‑12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.13
Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004 (incorporated herein by reference to Exhibit 4.10 to the Registrant's Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

8.1
Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant's Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 7, 2010).

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
101
The following financial information from Camtek Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (ii) Consolidated Balance Sheets at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

___________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Name:	Rafi Amit
Title:	Chief Executive Officer

Date: March 15, 2017