Form 20-F/A
period 2016-12-31
CAMTEK LTD
filed 2017-03-20
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A
(Amendment No.1)

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

☐ Yes           ☒ No

TABLE OF CONTENTS

		PAGE
Item 1.	EXPLANATORY NOTE	1
Item 19.	Exhibits	1

Item 1.	EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2016, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2017, to correct a date in the Chief Financial Officer Certification, and to correct the description of certain exhibits incorporated by reference.

Item 19.	Exhibits.

Exhibit No.	Exhibit

1.1
Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F‑1, File No. 333‑12292, filed with the Securities and Exchange Commission on July 21, 2000);

1.2
Articles of Registrant, as amended October 24, 2011 (incorporated herein by reference to Exhibit A to the Registrant’s Report on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 27, 2011) and November 3, 2016 (incorporated herein by reference to Exhibit B to the Registrant’s Report on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 29, 2016).

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

4.8
2007 Restricted Share Unit Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2008).

4.9	2014 Share Option Plan (incorporated herein by reference to Exhibit A to the Registrant’s Report on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).
4.10
2014 Sub‑Plan for Grantees Subject to United States Taxation (incorporated herein by reference to Exhibit A to the Registrant’s Report on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).

4.11
2014 Sub‑Plan for Grantees Subject to Israeli Taxation (incorporated herein by reference to Exhibit A to the Registrant’s Report on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on October 6, 2014).

4.12
Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant's Registration Statement on Form F‑1, File No. 333‑12292, filed with the Securities and Exchange Commission on July 21, 2000).

4.13
Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004 (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

8.1
Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 7, 2010).

12.1
Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended. (incorporated herein by reference to Exhibit 12.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, File No. 000-30664, filed with the Securities and Exchange Commission on March 15, 2017).

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended. *
13.1
Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, File No. 000-30664, filed with the Securities and Exchange Commission on March 15, 2017).

15.1
Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International (incorporated herein by reference to Exhibit 15.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, File No. 000-30664, filed with the Securities and Exchange Commission on March 15, 2017).

101
The following financial information from Camtek Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (ii) Consolidated Balance Sheets at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections (incorporated herein by reference to Exhibit 101 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, File No. 000-30664, filed with the Securities and Exchange Commission on March 15, 2017).

___________

‡	English translations from Hebrew original.

*	Filed herewith.

2

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Name:	Rafi Amit
Title:	Chief Executive Officer

Date: March 20, 2017

3