Form 20-F
period 2017-12-31
CAMTEK LTD
filed 2018-03-15
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended December 31, 2017

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

35,832,131 Ordinary Shares, par value NIS 0.01 per share.

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

☐ Large Accelerated Filer          ☒ Accelerated Filer          ☐ Non-Accelerated Filer

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

Item 3.          Key Information.

A.            Selected Consolidated Financial Data.

We derived the selected data under the captions "Selected Statement of Operations Data" for the years ended December 31, 2017, 2016 and 2015, and "Selected Balance Sheet Data" as of December 31, 2017 and 2016 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions "Selected Statement of Operations Data" for the years ended December 31, 2014 and 2013 and "Selected Balance Sheet Data" as of December 31, 2015, 2014 and 2013 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Revenues	93,485	79,228	69,387	58,134	54,230

Cost of revenues	47,966	41,807	36,508	28,679	30,948
Reorganization and impairment	-	4,931	1,041	-	-

Total cost of revenues	47,966	46,738	37,549	28,679	30,948
Gross profit	45,519	32,490	31,838	29,455	23,282

Research and development costs	13,534	12,630	11,421	10,608	10,937
Selling, general and administrative expenses	22,022	21,900	19,255	17,380	18,426

Patent litigation expense	13,000	-	14,600	-	-
Reorganization and impairment	-	(4,059)	138	60	(3,466)
Total operating expenses	48,556	30,471	45,414	28,048	25,897
Operating income (loss)	(3,037)	2,019	(13,576)	1,407	(2,615)
Financial expenses, net	(150)	(847)	(1,312)	(1,021)	(1,575)

Income (loss) from continuing operations before income taxes	(3,187)	1,172	(14,888)	386	(4,190)
Income tax (expense) benefit	4,875	(303)	2,072	(395)	387
Net income (loss) from continuing operations	1,688	869	(12,816)	(9)	(3,803)

Discontinued operations
Income from discontinued operations
Income before tax expense	18,302	4,450	2,952	3,530	3,588
Income tax benefit (expense)	(6,028)	(585)	(249)	(184)	222
Income from discontinued operations	12,274	3,865	2,703	3,346	3,810
Net income (loss)	13,962	4,734	(10,113)	3,337	7

Earnings (loss) per ordinary share:
Basic earnings (losses) from continuing operations	0.05	0.02	(0.38)	(0.00)	(0.13)
Basic earnings from discontinued operations	0.35	0.11	0.08	0.11	0.13
Basic net earnings	0.40	0.13	(0.30)	0.11	0.00
Diluted earnings (losses) from continuing operations	0.05	0.02	(0.38)	(0.00)	(0.13)
Diluted earnings from discontinued operations	0.34	0.11	0.08	0.11	0.13
Diluted net earnings	0.39	0.13	(0.30)	0.11	0.00
Weighted average number of ordinary shares outstanding (in thousands):
Basic	35,441	35,348	33,352	30,464	30,040
Diluted	35,964	35,376	33,352	30,545	30,094

	Year Ended December 31,
	2017	2016		2015	2014	2013
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	43,744	19,740	[1]	30,833	18,220	16,495
Short-term deposits	-	-		-	8,607	6,000
Short-term restricted deposit	-	-		7,875	-	-
Long-term restricted deposit	-	-		-	729	729
Total assets	113,036	105,558		116,266	96,511	91,850
Short and long term bank loans	-	-		-	-	-
Total liabilities	28,735	32,193		48,064	30,779	29,954
Additional paid in capital	78,437	76,463		76,034	63,465	62,966
Total shareholders' equity[2]	84,301	73,365		68,202	65,732	61,896
Ordinary issued and outstanding shares	35,832,131	35,348,176		35,348,176	30,494,522	30,405,526

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

Risk Factors Related to Our Business and Our Markets

We are dependent upon the semiconductor industry; unfavorable economic conditions or low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, following the sale of our Printed Circuit Board ("PCB") inspection business unit (the "PCB Sale Transaction") (see in Item 4.A below – "History and Development of the Company") all of our revenues are derived from sales of products and related services to the semiconductor fabrication industry. We depend upon the need by manufacturers in such industry, to make continuing capital investments in our products for use in their manufacturing processes and their need to keep pace with more technologically complex electronic devices.

The capital equipment procurement practices of these manufacturers have historically been cyclical in nature, and there have been both periodic and sustained downturns. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end products that utilize our solutions in their production processes. Demand for consumer end products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have seen a more stable overall pattern of capital investments in the industries we serve in recent years, the occurrences of cyclical downturns in these industries are very difficult to predict. Due to the ongoing need to invest in R&D and the costs of maintaining a global infrastructure of customer service and support operations, we are limited in our ability to reduce expenses in response to circumstances of decreased demand, which could have a material adverse effect on our business and results of operations.

1 Reduction in cash, cash equivalents and short-term restricted deposit reflects the satisfaction of a $14.6 million judgment and interest, which was accrued in the year ended December 31, 2015.
2Authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01.

The markets we serve are highly competitive and have dominant market participants with greater resources than us. Such competition could adversely affect the terms on which we sell our products and may negatively affect our financial results.

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

Our main competitors are Rudolph Technologies, Inc., ATI Electronics Pty Ltd, KLA-Tencor Corporation, ASTI Holding Limited and Toray Industries, Inc.

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

Our operating results have varied, and will likely continue to vary significantly from quarter to quarter, and from our expectations for any specific period making it difficult to predict future results.

Our quarterly operating results have varied in the past and could continue to vary from quarter to quarter or from our expectations for any specific period in the future. This complicates our planning processes, reduces the predictability of our earnings and subjects our stock to price and volume fluctuations. Period-to-period comparisons of our results of operations may be meaningless, and you should not rely on them as indications of our future performance.

Some of the factors that may influence our operating results include:

•	change in customer demand for our systems and installation schedules;

•	product introductions and the market penetration period of new products;

•	global economic conditions and worldwide demand for electronic equipment;

•	rapid shifts in industry capacity;

•	the size, timing and shipment of substantial orders;

•	timing of evaluation and qualification of our products by new customers;

•	lack of visibility/low levels of backlog from the preceding quarter;

•	product mixes;

•	pricing of our products;

•	timing of new product upgrades or enhancements

•	legal expenses and the impact of legal actions; and

•	fluctuations in interest and exchange rates

In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly operating results.

Technology in the markets in which we operate is rapidly evolving, and we may not be able to adequately predict these changes or keep pace with emerging industry standards, which could lead to a loss of revenues or adversely affect our profits.

The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Our future success will depend on our ability to accurately predict new market needs and requirements and to accordingly enhance our existing products and develop and introduce new technologies for the markets in which we operate. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to correctly anticipate, or if we are unable to keep pace with, technological changes, products offered by our competitors or emerging industry standards, our ability to generate revenues may be damaged. Adopting new technologies may also result in material inventory write-offs which would adversely affect our results of operations.

We may seek to expand our activity into adjacent markets, which may adversely affect our results of operations.

We may seek to expand our activity beyond our existing served markets, into adjacent markets such as the inspection of silicon wafers at various steps during their manufacturing process inside the wafer fabrication facility. Technological developments in production processes and in process control may reduce the growth we anticipate in demand for inspection systems in such markets. If this happens, we may not be able to cover our investments in penetrating these markets, or will have to increase our R&D and marketing expense to adapt our products to such changes.

Fluctuations in currency exchange rates may result in additional expenses being recorded or in the prices of our products becoming less competitive and thus may have negative impact on our profitability.

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations.  In addition, although our products' prices in most countries are denominated in U.S. Dollars in certain territories (currently, Europe and Japan)  our products' prices are denominated in local currencies, and much of our service income in additional territories is denominated in local currencies. If there is a significant devaluation in the relevant local currencies in which we operate compared to the U.S. Dollar, we may be required to increase those prices and as a result our products and services may become less competitive.

A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks that could impede harm our revenues, results of operations and cash flow.

In 2017, our sales in the Asia Pacific region accounted for approximately 85% of our total revenues, of which approximately 65% of our total revenues were from sales in China, Taiwan and Korea. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, as have North and South Korea. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face regulatory, business and cultural obstacles.

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs.

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products' competitive advantages; and installation of the systems at the customer's site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial market penetration period for new products such as new products under our Eagle product line, and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features. Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, cash flow and results of operations.

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

While a portion of our manufacturing process is performed in our production facilities in Israel, we outsource some of our manufacturing processes to contract manufacturers ("Contract Manufacturers"), including one significant contract manufacturer that is located in Israel. From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturers. In addition we rely on single source and limited source suppliers and subcontractors ("Key Suppliers") for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide.

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

Third parties, including one of our competitors in the field of semiconductor wafer inspection equipment, Rudolph Technologies Inc. ("Rudolph"), previously asserted claims, and may assert additional claims in the future, that we have infringed their patents or intellectual property rights. Following the settlement and dismissal of all of Rudolph's outstanding claims in 2017 we do not currently have any outstanding intellectual property claims against us (and, in accordance with the terms of the settlement agreement with Rudolph, no such claims may be asserted by Rudolph within the three years following the execution thereof); however, we may in the future face such intellectual property claims against us, which, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management's attention from our business. Successful claims against us (such as the claim asserted by Rudolph regarding our Falcon product in which a final ruling was granted in Rudolph's favor in 2016) could impose on us monetary awards for damages, as well as for plaintiff’s attorney's fees and other costs, and could limit our ability to sell products in certain jurisdictions. Additional costs and expenses may also be incurred in the event of out of court settlement of claims against us (such as the settlement of the Rudolph claims in 2017), which could impose on us monetary consequences; see in Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" below.

We have expanded and may attempt to further expand our activity in the markets in which we operate through merger and acquisition (M&A) activity. Such activity has resulted and may further result in operating difficulties, losses and other adverse consequences.

We have in the past expanded our activity through merger and acquisitions, including the acquisition of assets and certain liabilities of Printar Ltd. ("Printar"), and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. ("Sela") (see below in Item 4.B – "Business Overview –Our Business"), and we may further endeavor to acquire businesses and assets.

Such acquisitions could lead to post-merger integration difficulties; diversion of management's attention from our core business and operations; failure to estimate the acquired businesses' future performance and failure to execute on such expectations; failure to launch new products to our existing or new markets; inaccurate evaluation of expected competition and/or the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations.

In addition, as a result of acquisition activity, our future results of operations may be influenced by the possibility of our incurring impairment charges as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value, as was the case with the Printar and Sela acquisitions (see also in Item 5.A below - "Critical Accounting Policies" and in Note 9– "Goodwill and Intangible Assets, Net", of the consolidated financial statements). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

Failure or delays in the development process and subsequent monetization of our functional inkjet technology ("FIT") could result in loss of capital investment and could have an adverse effect on our operating results.

Following our decision in 2017 to reorganize and reduce our functional ink technology ("FIT") business activity we have ceased development of our new FIT printer (after discontinuing support of our previous line of FIT systems, the Gryphon System, in 2016) and have shifted the focus of this reduced business unit solely to the development of the ink required for the commercialization of this technology (the "FIT Ink"), including by way of a strategic cooperation with a third party ink developer and manufacturer; (see in Item 4.A below – "History and Development of the Company").

We are still in the process of developing the FIT Ink and cannot guarantee the successful completion of such process, which, even if successfully completed, may take longer than anticipated. Challenges we may face in the development process include, inter alia, compliance with strict market requirements and difficulties relating to the collaboration with third party ink and/ or printer manufacturers. In addition, even if we are successful in the development of the FIT Ink, we may face further challenges in the monetization of this technology.

Failure in successful monetization of the FIT Ink and/ or related technology could result in loss of capital investment and in inventory write-offs (for information regarding inventory write-offs in 2017 and 2016 – see in Item 5.A below – "Operating Results – Critical Accounting Policies– Valuation of Inventory"). In addition, even in case of successful monetization, the results of such monetization may not represent a fair return on our investment in this business.

We depend on a number of key personnel who would be difficult to replace.

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

We have historically incurred significant losses and negative cash flows and may not sustain profitable operations or continue to have positive operating cash flows in the future.

We incurred significant losses and negative cash flows in the past (for example, in 2015 as well as in earlier periods prior to 2011), and may not sustain profitable operations or continue to have positive operating cash flows in the future. We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce, and may again in the future have to undertake cost reduction initiatives, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations in the future and may result in additional losses in the future as well. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and impair our financial condition.

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

We differentiate our products and technologies from those of our competitors by using our intellectual property for the development of our products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Inability to protect our intellectual property may affect our competitive advantage.

We may face risks of interruptions in our production capabilities.

Our corporate headquarters is located in Migdal Ha'Emek, in the northern part of Israel. Any event affecting this site, including a natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our ability to fulfill manufacturing demands and generate revenues, thus negatively impacting our business (see also in this Item 3.D above "We depend on a limited number of suppliers, and in some cases, a sole supplier and/or subcontractor" and below - "Risks Relating to Our Operations in Israel").

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

      We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber security attacks which could include, but are not limited to, malicious software, viruses, attempts to gain unauthorized access, whether through malfeasance or error, either from within or outside of our organization, to our data or that of our customers or our customers’ customers which may be in our possession. The unauthorized release, corruption or loss of the data, loss of the intellectual property, theft of the proprietary or licensed technology, whether ours, that of our customers or their customers, loss or damage to our data delivery systems, other electronic security breaches could result in liabilities to us and other material costs. Breaches of our networks or IT systems could lead to disruptions in our critical systems, and increased costs to prevent, respond to or mitigate cyber security events. It is possible that our business, financial and other systems could be compromised, which might not be noticed for some period of time. Although we utilize various industry accepted procedures, technologies and controls to protect the security of our networks and IT infrastructure and mitigate our exposure to the risk of cyber security attacks, such attached are constantly evolving and are unpredictable and we cannot guarantee that any risk prevention measures implemented will be successful. In addition, while we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. The occurrence of such a cyber security attack could lead to financial losses and have a material adverse effect on our reputation, business, financial condition and results of operations.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

      The Sarbanes-Oxley Act of 2002 (the "Sarbanes Oxley Act") imposes certain duties on us and our executives and directors, including the requirements of Section 404 (Assessment of Internal Control), which requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. Our efforts to comply with such requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2017, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to successfully raise funds and may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future; during the period from January 1, 2017 through February 28, 2018, the closing price of our ordinary shares ranged from $3.24 to $7.67 (See in Item 9.A below- "Price History of Ordinary Shares"). The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. Our ordinary shares may experience significant market price and volume fluctuations in response to numerous factors, many of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	investors' views of the attractiveness of our new products;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	quarterly variations in our operating results;

•	market conditions relating to our customers' industries;

•	announcements of technological innovations or new products by us or our competitors; for example, announcements concerning the potential of our FIT technology;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	large block transactions in our ordinary shares.

•	additions or departures of our key personnel;

•	future offerings or sales of our ordinary shares; and

•	announcements of significant claims or proceedings against us

Securities class action litigations are being brought from time to time against companies following periods of volatility in the market price of their securities, and in the past, one was brought against us. Although this claim was dismissed, we cannot guarantee that similar litigation would not be brought against us in the future.

Our principal shareholder, Priortech, holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests. Our relationship with Priortech may give rise to a conflict of interests.

Priortech Ltd. ("Priortech") beneficially holds 43.73% of our issued and outstanding ordinary shares. As a result, Priortech has the ability to determine the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of the Company.

Mr. Rafi Amit, our CEO and a Board member, and Mr. Yotam Stern, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien (including the estates of the foregoing deceased founders, the "Founding Members"), governing inter-alia joint voting at Priortech's general meetings of shareholders and the right of first refusal among themselves, (the "Voting Agreement"), hold, as of February 28, 2018 aggregately approximately 35.15% of the voting power at Priortech's general meeting of shareholders and as such may be deemed to control Priortech.

Messrs. Rafi Amit and Mr. Yotam Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflict of interests. As of May 26, 2015 Mr. Amit serves as our Chief Executive Officer on a 90% position and also acts as Priortech's Chairman of the board of directors and provides consulting and management services to Priortech on a 10% basis. Mr. Yotam Stern who acts as one of our Directors, holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech and at P.C.B Technologies Ltd., an Israeli public company controlled by Priortech. In addition, we act jointly with Priortech or its affiliated companies with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may also create conflicts of interest.

Despite our efforts to conduct ourselves by Israeli law procedural requirements, including regarding audit committee (also acting, as applicable, as our compensation committee), board of directors and, in certain cases, shareholder, approvals (including special majority requirement in certain cases) for interested party transactions, we cannot be certain that the possible conflict of interests in any of these transactions and activities is fully eliminated.

For more details regarding our senior management arrangements, see Item 6.B below - "Compensation – Employment Agreements".

The loan received by Priortech, for which Priortech has pledged its holdings in our shares, could lead to sales of such shares by Priortech or upon foreclosure, which could have an adverse effect on the market price of our shares.

During 2016, Priortech pledged all of its holdings in our ordinary shares to its principal lender, Meitav Dash Investment's Ltd. Six million of the pledged shares are registered for resale on a shelf registration statement; in the event of foreclosure and sale of these shares into the market during a short period of time, or if Priortech otherwise decides to sell any such shares in order to comply with its commitments under said loan, the market price of our ordinary shares could be adversely affected. In addition, should Priortech default on its loan, and the lender were to foreclose and sell the pledged shares, Priortech would cease to have a controlling interest in us, and, if the shares were sold to one or a small group of investors, an effective change of control of us could occur.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

There is a risk that we may be classified as a passive foreign investment company ("PFIC"). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce or are held for the production of passive income. Based on an analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2017. However, there can be no assurance that the U.S. Internal Revenue Service ("IRS") will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2018. If we were a PFIC during any prior years, U.S. holders who acquired or held our ordinary shares during such years generally will be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for US federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - "U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company".

Changes to the U.S. federal tax laws, including the recent enactment of certain tax reform measures, could have an impact on a shareholder’s investment in our shares.

U.S. federal income tax laws and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. On December 22, 2017, P.L. 115-97 was signed into law making significant changes to U.S. federal tax laws. The impact of these provisions on the Company’s operations and on its investors is uncertain, and may not become evident for some period of time. Prospective investors are urged to consult their tax advisors regarding the effect of these changes to the U.S. federal tax laws on an investment in our shares.

Our ordinary shares are traded on more than one market and this may result in price variations.

In addition to being traded on the Nasdaq Global Market, our ordinary shares are traded on the Tel Aviv Stock Exchange ("TASE"). Trading in our ordinary shares on these markets take place in different currencies (U.S. Dollars on Nasdaq and NIS on TASE) and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

As a foreign private issuer we are exempt from certain requirements and corporate governance practices imposed by the SEC and Nasdaq, which may result in less protection for investors.

We are a "foreign private issuer" within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Securities Exchange Act of 1934, as amended (the "Exchange Act") applicable to U.S. public companies, including, for example, rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Further, we are permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based compensation plans, with respect to the Nasdaq requirement to have a formal charter for the compensation committee, and with respect to the quorum requirement for the convening of general meetings of shareholders; See in Item 16.G. below "Corporate Governance".

Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq Rules applicable to domestic issuers.

Risks Relating to Our Operations in Israel

Conditions in the Middle East and Israel may adversely affect our operations.

Our headquarters and sole facility (including manufacturing facilities) are located in the State of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by:

•	hostilities involving Israel;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a downturn in the economic or financial condition of Israel; and

•	a full or partial mobilization of the reserve forces of the Israeli army.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. While Israel has entered into peace arrangements with both Egypt and Jordan, it has no peace arrangements with any other neighboring or Arab countries. Over the years, this state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Further, all efforts to improve Israel's relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. The high level of uncertainty in the region continued to intensify in 2017, with the continuation of the civil war and state of chaos experienced in Syria, adjacent to Israel's northern border, the continued involvement of regional extremist Islamic groups, based in Syria, in hostile activities against Israel, and the continued hostile activities of ISIS, the Islamic State, in Syria, and in the Sinai Peninsula - which all contribute to the tension in the region. Also, relations between Israel and Iran continue to be seriously strained, especially due to the fact that Iran is perceived by Israel as sponsor of these regional extremist Islamic groups, and also with regard to Iran's nuclear program.

All of the above raise a concern as to the stability in the region which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

The continued conflict with the Palestinians is already disrupting some of Israel's trading activities. Certain countries, primarily in the Middle East, but also in Malaysia and Indonesia, as well as certain companies and organizations , continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example by way of sales opportunities that we could not pursue or from which we will be precluded in the future. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions and could harm our results of operations.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodical obligation to perform reserve military service, until they reach the age of 45 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time. In response to the increase in violence and terrorist activity in the past years, there have been periods of significant call-ups for military reservists and it is possible that there will be further military reserve duty call-ups in the future. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time, which may materially adversely affect our business.

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

We have received government grants from the Israel Innovation Authority (formerly and more commonly known as the Office of the Chief Scientist) (the "IIA") for the financing of a portion of our product development expenditures, and have also assumed liabilities of Printar in connection with grants received by Printar from the IIA. The grants received, and Printar liabilities assumed, subject us to the requirements of the Encouragement of Industrial Research and Development Law, 1984 and regulations promulgated there under (together: the "R&D Law") including an obligation for repayment of such grants from sales of such products the development of which was financed by the IIA, if and when such sales occur; As of December 31, 2017, the amount of grants received and not yet repaid stood at $6.5 million, which, in addition to interest accrued by Camtek, includes liabilities assumed from Printar (see in Item 4.B below - "Business Overview – Our Business").

In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate know-how developed with IIA funds be manufactured in Israel, unless the IIA grants an exception. Approval of an exception may be subject to various conditions, including the repayment of increased royalties. Furthermore, it is generally prohibited to transfer the know-how developed with IIA funds and any right derived therefrom to third parties, unless approved by the IIA, in special cases, subject to the receipt of certain payments.

These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Even following full repayment of all IIA grants, unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the abovementioned requirements and restrictions under the R&D Law.

For information regarding the above-mentioned and other restrictions imposed by the R&D Law and regarding grants received by us from the IIA (and the repayment thereof), see in Item 4.B below - "The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

In 2017, we definitively settled the dispute which arose in 2010 between us and the IIA, regarding repayment of an increased amount of grants pertaining to certain products of our former PCB division the manufacturing and assembly of which had been moved to a foreign subsidiary, by payment to the IIA of the required increased amounts, totaling $2.1 million. For further information, see in Item 4.B below - "The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

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

Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us; See Item 10.B below - "Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law". Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. For more information on the provisions of Israeli law in these contexts, please see in Item 10.E below - "Israeli Taxation". In addition, in accordance with the Restrictive Trade Practices Law, 1988 and the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see in Item 4.B below - "The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association, as amended from time to time (our "Articles") and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-incorporated companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company's articles of association, an increase of a company's authorized share capital, a merger of a company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an office holder in a company, or who otherwise has the power to direct a company's operations, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Item 4.          Information on the Company.

A.	History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987 and operate under the Companies Law. Our headquarters are located in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha'Emek 23150, Israel, and our telephone number is +972-4-604-8100. Other than Israel, we currently have operations in the Asia Pacific region, North America and Europe. Our agent for service of process in the United States is Camtek USA, Inc., located at Fremont Blvd., Ste. 112, Fremont, CA 48389, Tel: (408) 987-9484. Our website is located at www.camtek.com. The information on our website is not incorporated by reference into this Annual Report. We have been a public company since July 2000; our ordinary shares are listed on the Nasdaq Global Market and on TASE (see in Item 9.A. below - "Offer and Listing Details").

In our first years of operation, we provided manual optical inspection equipment to address the needs of the PCB industry. In September 2001, we acquired a developer and producer of Automatic Optical Inspection ("AOI") systems for the semiconductor fabrication industry. This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, in the fourth quarter of 2003, we shipped our first new Falcon system for the back end market of the semiconductor industry. The first revenue recognition of the Falcon system was in the second quarter of 2004. In the following years, applying our core technologies, we introduced three additional AOI product lines for the semiconductor industry - the Condor, the Gannet and the Eagle; sales of all four semiconductor AOI product lines have since accounted for a significant portion of our total sales. In 2017, we consolidated all of our products for the semiconductor industry (which, following the PCB Sale Transaction, constitute all of our product lines) under the Eagle product lines. See in Item 4.B below - "Business Overview".

In September 2017, we concluded the PCB Sale Transaction, pursuant to which we sold the entire assets and activity of our PCB business unit (including our subsidiaries in China and Taiwan which were engaged primarily in such activity), to Trophy Imaging Technology Co. Ltd., in consideration for a total cash payment of $32,000,000, and an additional cash amount of up to $3,000,000, the payment of which is conditioned upon the financial performance of the PCB business unit in 2018. Since the closing of the PCB Sale Transaction, we have devoted, and will continue to devote, our resources and attention to further developing and expanding our semiconductor inspection and metrology field of activity.

Further, we are involved in an additional field of activity as a result of our acquisition of the assets and certain liabilities of Printar in June 2009; Printar's two major fields of activity were: a FIT system for application of identification nomenclature on certain PCBs and designated ink (the "Legend System") and FIT system and designated solder mask ink for application during production of PCBs, which we evolved into the Gryphon System. In recent years, we have narrowed down our involvement in this activity, first by ceasing all activities relating to the Legend Systems, then, in 2016, by discontinuing commercialization of the Gryphon Systems, and, last, in 2017 by ceasing the development of the FIT printer. Accordingly, we are now focusing solely on the development of the FIT Ink (See in Item 4.B below - "Business Overview – Our Business"). We believe that, if and when available, the FIT Ink and related technology may be used in the future for various applications in the field of electronic manufacturing.

In 2009 we also completed the acquisition of the entire share capital of Sela which was engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. Sela developed the Xact, a TEM sample preparation tool using adaptive ion milling (AIM™) technology. The first Xact system was sold in the first quarter of 2009, and sales of this system continued in 2010 and until 2013. The second generation of the Xact was introduced in the fourth quarter of 2011. In the fourth quarter of 2013 the Company announced that other than sale and support of existing Xact products it will not continue with further development of its Xact product line. In 2015, the Company concluded a definitive agreement for the transfer of the Sela division activity (assets and liabilities) to a company fully owned by Sela's long time business manager, thereby effectively terminating any and all involvement of the Company in the Sela business.

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

For a discussion of capital expenditures, see Item 5.B below - "Operating and Financial Review and Prospects– Liquidity and Capital Resources."

B.             Business Overview.

Our Business

Camtek provides inspection and metrology solutions dedicated to increasing products yield and reliability, enabling and supporting customers' latest technologies in the semiconductor industry.

Camtek addresses specific needs of this industry with dedicated solutions based on our advanced core technologies including advanced image processing, optics related technologies, motion control and material handling.

Based on such core technologies we design, develop, manufacture and market AOI systems for the "mid end" semiconductor industry.

AOI systems optically inspect and measure various types of semiconductors wafers. Our AOI systems are used to enhance both production processes and yields for manufacturers in the semiconductor mid-end industry, and provide our customers with a high level of defect detection and measurement abilities, are easy to operate and offer high productivity. They incorporate proprietary advanced image processing software and algorithms, as well as advanced electro‑optics and precision mechanics and are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection measurement and verification needs.

Our global direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly-owned subsidiaries.

Our Markets

The semiconductor manufacturing industry produces integrated circuits on silicon wafers; each wafer contains numerous integrated dices containing electronic circuits which are functional devices. The growth of the semiconductor manufacturing industry is heavily dependent on the mobile and automotive segments, which require increased reliability due to the functionalities of the related products, thus enhancing the need for high level inspection and metrology steps throughout the manufacturing process.

AOI is implemented at various stages along the manufacturing process at the front end, mid-end and the back end. Camtek serves the mid end of the process starting with probe mark inspection after the testing of the individual die, inspecting the finished wafers for defects, inspecting and measuring the bumps and conducting post-dicing inspection. The surface inspection process looks for defects such as cracks, foreign materials or mechanical damage, and also ensures dimensional conformity, thus eliminating subsequent testing of defective products, increasing overall yield and reducing overall production costs.

In the fast growing advanced packaging market segment, which is our main focus, the integrated circuits are attached to a substrate via an array of bumps, rather than being wire bonded. Wafers designed for such assembly inter-connect go through a process in which bumps ranging from 2 to 300 microns in height, or gold bumps of about 15-20 microns tall, are plated or stenciled on pads on the face of the integrated circuits. Camtek's AOI systems equipped with 3-D measurement capabilities are used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the integrated circuit or the substrate during the packaging process, leading to device failure. Each wafer has several million bumps that need to be inspected and measured, and AOI is becoming crucial to the manufacturing process.

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

The complementary metal oxide semiconductor image sensors ("CIS") is another growing market segment used for mobile devices, automotive and security products. The requirements of this market call for a simultaneous increase in the number of pixels per each sensor and reduction in the size of each pixel, which requires the manufacturing process to have a high resolution inspection for every sensor. Camtek has developed customized capabilities to address these requirements and its AOI systems are being used by large CIS manufacturers.

Product Lines

AOI Systems

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

We offer a broad range of systems for automated optical inspection of semiconductor wafers. We invest significant resources in R&D to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage derives from our R&D innovative capabilities which enable us to adapt our technologies to evolving market needs.

Over the years, our AOI products for the semiconductor industry included the Falcon, Condor, Gannet and Eagle products lines. In 2017, we finalized the implementation of our decision from 2015 to focus our semiconductor activity on the Eagle platform only, and have phased out all other product lines for this industry.

Product	Function
Eagle i
The Eagle i system is designed to meet the mid-end need of the semiconductor industry. This system delivers superior 2D inspection and metrology capabilities, utilizing the most advanced algorithms enabling detection of down to sub-micron defects and measuring two micron line and space redistribution layer ("RDL").

Eagle AP
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

EagleT-i	EagleT-I is our most advanced inspection tool providing significantly higher throughput and improved optical resolution compared to our Eagle i product.
EagleT-AP
The EagleT-AP is our new metrology tool for the advanced packaging segment. This tool provides much higher throughput and accuracy and is targeted for customers that require high volume production and inspection of 100% of the wafers.

Software Solutions

Product	Function
YMS
Developed by BISTel America Inc. ("BISTel"), the Yield Management Solution ("YMS") incorporates BISTel's advanced data analytic solutions, providing a powerful tool for performance of data mining, data analysis and root cause analysis.

ADC
Developed by Camtek, the Automatic Defect Classification ("ADC") solution, provides automatic defect classification of color images, utilizing deep learning techniques, enabling our customers to reduce and even eliminate manual verification.

Customers

We target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

Our customer base includes approximately 760 semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2017, 2016 and 2015, no individual customer accounted for more than 10% of our total revenues.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (In thousands)
Asia Pacific	79,105	66,275	55,990
United States	9,484	8,151	8,016
Western Europe	4,896	4,802	5,381

Total	93,485	79,228	69,387

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

We have one distribution rights agreement with a Japanese company, under which this company sells, installs and supports our products in Japan.

As of December 31, 2017, 104 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region, we have adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

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

We take various measures to secure customers' payment on a case by case basis by means of letters of credit.

Manufacturing

Our manufacturing activities consist primarily of the assembly and integration of parts, components and subassemblies, which are acquired from third‑party vendors and subcontractors. The manufacturing process for our products generally lasts four to twelve weeks. We utilize subcontractors for the production of subsystems, and our current main product, the Eagle system, is manufactured by a single Israeli contractor who performs most of the material planning, procurement, manufacturing, testing, assembly and packaging work with respect to such systems.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months' of inventory of critical components used in the manufacture and assembly of our products. During times of rapid increase in demand in the semiconductor fabrication industry, the delivery time of suppliers in this industry is extended. However, to date, we have been able to obtain sufficient units of these components to meet our needs in a timely fashion.

We have one manufacturing facility, located in Migdal Ha'Emek, Israel.

Competition

The markets in which we operate are highly competitive. Our main competitors are Rudolph, ATI Electronics Pty Ltd., KLA-Tencor Corporation, Cheng Mei Instrument Technology Co., ASTI Holding Limited and Toray Industries Inc.

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

The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist

The Government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, IIA, formerly and more commonly known as the Office of Chief Scientist (OCS), pursuant to and subject to the provisions of the R&D Law.

Under the R&D Law, research and development projects which are approved by the Research Committee of the IIA are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed within the framework of such approved project and subject to compliance with certain requirements and restrictions under the R&D Law as detailed below, which must generally continue to be complied with even following full repayment of all IIA grants.

Under the R&D Law, in previous years prior to 2000 we applied for and were granted R&D grants. As a recipient of such grants we were required to pay the IIA royalties ranging between 3% to 5% (plus LIBOR interest). In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the IIA. As of June 1, 2005, we had fully repaid all our previously received grants from the IIA at such time. Sela and Printar, from which we acquired businesses and assets, also received government grants from the IIA, prior to their acquisitions by us, for the financing of significant portion of their product development expenditures in previous years. As part of their respective acquisitions, we also assumed their liabilities to the IIA in connection with such grants. In 2015, as part of the transfer of the Sela activity, all of Sela's outstanding liabilities to the IIA, which then amounted to $2.4 million, were assumed by the transferee. As of the date of this Annual Report, the amount of non-repaid grants received by Printar, together with additional grants which we received in 2009 in connection with Printar's research and development program (in the amount of $598,000), stands at $6.7 million. However, we believe it is more likely than not that no payments will be made in respect of the foregoing Printar related grants, and have accordingly written off such liabilities, due to the fact that in 2016 we stopped supporting our previous line of FIT systems, developed based on the Printar technology  (See in Item 4.B above - "Business Overview – Our Business").

The R&D Law generally requires that a product developed under a grant program be manufactured in Israel. However, upon the approval of the IIA, some of the manufacturing volume may be performed outside of Israel. Such approval may only be granted under various conditions, such as the repayment of increased royalties, in an amount equal to up to 300% of the total grant amount, plus applicable interest, or an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel.

In 2017, in connection with the PCB Sale Transaction, we settled the dispute which had arisen in 2010 between us and the IIA regarding repayment of increased amount of grants pertaining to certain of our PCB products, the manufacturing and assembly of which has been moved to a foreign subsidiary, by paying to the IIA a one-time payment in the amount of $2.4 million.

The R&D Law also provides that know-how developed with funds received from the IIA and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The research committee operating under the IIA may approve the transfer of know-how between Israeli entities, provided that the transferee undertakes all the obligations in connection with the R&D grant as prescribed under the R&D Law. In certain cases, such research committee may also approve a transfer of know-how outside of Israel, in both cases subject to the receipt of certain payments, calculated according to a formula set forth in the R&D Law, in amounts of up to six times the total amount of the grants plus applicable interest (in case of transfer outside of Israel), and three times of such total amount (in case the R&D activity related to the know-how remains in Israel). Such IIA approval for the transfer of knowledge to the purchasers under the PCB Sale Transaction was obtained from the IIA prior to the consummation of the PCB Sale Transaction and was subjected only to the abovementioned settlement of the dispute with the IIA. These approvals are not required for the sale or export of any products resulting from such R&D activity.

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

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2017	2016	2015
	(U.S. Dollars in thousands)
Building and leasehold improvements	2,200	434	616
Machinery and equipment*	1,280	2,610	1,444
Office furniture and equipment	53	94	69
Computer equipment and software	655	510	429
Vehicle	-	-	87
Total	$4,188	$3,648	$2,645

* including transfer of inventory to fixed assets in the aggregate of $1,050, $2,313,000, and $847,000 in 2017, 2016 and 2015, respectively.

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

Through its affiliated companies, our principal shareholder, Priortech, engages in various aspects of electronic packaging, including the production and assembly of PCBs and the development and sale of integrated circuit substrates. Based on sales, PCB Technologies Ltd., a subsidiary of Priortech, is one of the largest PCB manufacturers in Israel. Priortech currently holds 43.73% of our outstanding ordinary shares. Our revenues from sales to affiliates and subsidiaries of Priortech totaled $0, $145,000, and $109,000 in 2017, 2016 and 2015, respectively; since these sales related to our PCB activity, following the PCB Sale Transaction, such sales have ceased. We act jointly with Priortech with regard to various governmental, administrative and commercial matters, which we believe is to the advantage of both parties.

The following table shows the Company's subsidiaries, all of which are wholly owned by us or by our subsidiaries (except for Camtek HK Ltd., in which Priortech holds no more than one percent of the voting rights), together with each subsidiary's jurisdiction of incorporation, as of the date of this report:

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek (Europe) NV	Belgium
Camtek Germany GmbH	Germany
Camtek Inspection Technology (Suzhou) Ltd.*	China
SELA - Semiconductor Engineering Laboratories Ltd**	Israel
Camtek Japan Ltd.	Japan
Camtek Inspection Technology Limited ***	Taiwan
Camtek South East Asia Pte ltd.	Singapore
Camtek Korea Ltd.	South Korea
Penta-I Ltd.**	Israel

*Our previous Chinese subsidiary, Camtek Imaging Technology (CIT), was sold to the purchasers as part of the PCB Sale Transaction.
**Currently under liquidation.
*** Our previous Taiwanese subsidiary, Camtek Taiwan Ltd., was sold to the purchasers as part of the PCB Sale Transaction.

D.	Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha'Emek in northern Israel. These facilities occupy 74,000 square feet of which 16,000 square feet are devoted to the manufacturing of our products. In addition, we are currently in the final stages of the expansion of such facilities by approximately an additional 10,500 square feet. In accordance with agreements signed in 2010 and 2011 with Bank Leumi L'Israel and in 2011 with Bank Mizrahi, a lien has been placed on these facilities.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 21,900 square feet.

Aggregate office rent expenses in 2017 amounted to approximately $523 thousand.

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

Until the consummation of the PCB Sale Transaction on September 30, 2017, the Company had two reportable segments: the semiconductor fabrication industry ("Microelectronics Segment") and PCB industry ("PCB Segment"). As of October 1, 2017, the Company has no reportable segments.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our core technology, AOI; see in Item 4.B above "Business Overview- Our Business".

We sell our systems internationally. The majority of sales of our systems in 2017 were to manufacturers in the Asia Pacific region, including China, South East Asia, South Korea and Taiwan, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In 2017, our sales in the Asia Pacific region accounted for approximately 85% of our total revenues, of which approximately 65% of our total revenues were from sales in China, Taiwan and South Korea.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in Item 3 above - "Risk Factors - A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs" and under Item 5.A below - "Critical Accounting Policies - Valuation of Inventory"). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets typically takes several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time; still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

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

In the years 2017, 2016 and 2015 we wrote-off inventory in the amount of approximately$0.1, $4.8 million and $1.2 million, respectively. The write off amounts are included in the item line called "Cost of revenues", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $4.8 million in 2016 related to our decision to reorganize our current mode of operation with respect to our FIT activity. Inventory that is not expected to be converted or consumed in 2018 is classified as non-current. As of December 31, 2017, a $1.4 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2017. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Recently Issued and Adopted Accounting Standards and Interpretations

Effective January 1, 2017, the Company adopted ASU No. 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory." This simplifies subsequent measurement of inventory by having an entity measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation.  The adoption of ASU 2015-11 did not have any impact on the Company's consolidated financial position, results of operations, and cash flows.

In November 2015, the FASB issued ASU No. 2015-17, "Balance Sheet Classification of Deferred Taxes". ASU 2015-17 requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). Due to the implementation of ASU No. 2015-17, the Company re-classified current tax assets as of December 31, 2016, to non-current, in the amount of $894.

In May 2017, the FASB issued ASU No. 2017-09, "Compensation - Stock Compensation (Topic718): Scope of Modification Accounting."  This ASU amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718.  This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  The Company chose to adopt ASU No. 2017-09 early and the adoption did not have any impact on the Company's consolidated financial position, results of operations, and cash flows.

New standards not yet adopted

In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments." This ASU provides guidance on statement of cash flows presentation for eight specific cash flow issues where diversity in practice exists. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is does not expect that the adoption of ASU No. 2016-15 will have an effect on its consolidated financial position, results of operations, and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This ASU requires that lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months.  ASU No. 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. This ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with earlier adoption permitted. The expected impact for the Company is an increase in property, plant and equipment and in financial liabilities.

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 became effective for the Company beginning in the first quarter of 2018.

Subsequently, the FASB issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations ("ASU 2016-08"); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing ("ASU 2016-10"); and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients ("ASU 2016-12"). The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the "New Revenue Standards") commencing the first quarter of 2018.

The Company adopted the New Revenue Standards in the first quarter of 2018 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company analyzed the impact of the New Revenue Standards on its contract portfolio by reviewing its current accounting policies and practices to identify potential differences that would result from applying the requirements of the New Revenue Standards to its revenue contracts. In addition, the Company identified and implemented appropriate changes to its business processes and related policies to support recognition and disclosure under the New Revenue Standards.

The cumulative effect of adopting the New Revenue Standards on the Company’s revenues and operating income is not material, as the analysis of the Company’s contracts under the New Revenue Standards supports the recognition of revenue at a point in time for the majority of its contracts, which is consistent with its current revenue recognition model. Revenue on the majority of the Company’s contracts will continue to be recognized upon delivery because this represents the point in time at which control is transferred to the customer. Revenues derived from performance obligations such as warranty and service contracts will continue to be recognized over the period of the service. In addition, the number of the Company’s performance obligations under the New Revenue Standards is not materially different from the Company’s contract elements under the existing standard. Finally, the accounting for the estimate of variable consideration is not materially different compared to the Company’s current practice.

The Company also does not expect the New Revenue Standards to have a material impact on its consolidated balance sheet.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31
	2017	2016	2015
Total Revenues	100.00%	100.00%	100.0%
Total Cost of revenues (*)	51.31%	58.99%	54.12%
Gross profit	48.69%	41.01%	45.88%
Operating expenses:
Selling, general and administrative expenses	23.56%	27.64%	27.75%
Reorganization and impairment (costs)	0.00%	(5.12)%	0.2%
Expenses from settlement	13.91%	0.00%	0.00%
Loss from litigation	0.00%	0.00%	21.01%
Total operating expenses	51.94%	38.46%	65.45%
Operating income (loss)	(3.25)%	2.55%	(19.57)%
Financial income (expenses), net	(0.16)%	(1.07)%	(1.89)%
Income tax (expenses) benefit	5.21%	(0.38)%	2.99%
Net income (loss) from continuing operations	1.81%	1.10%	(18.47)%
Net income from discontinued operations	13.13%	4.88%	3.90%
Net income (loss)	14.94%	5.98%	(14.57)%

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

Revenues. Revenues increased by 18% to $93.5 million in 2017 from $79.2 million in 2016, due primarily to increase in number of product units sold.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $45.5 million in 2017 from $32.5 million in 2016, an increase of $13.0 million, or 40%. Our gross margin increased to 48.7% in 2017, compared to a gross margin of 41.0% in 2016, due to the reorganization and impairment costs which were recorded in 2016. In 2016 we reported an inventory write-off in the amount of approximately $4.8 million reported in 2016 with respect to the discontinuation of the previous generation FIT product line (the Gryphon Systems). Our gross profit on product sales increased by $7.7 million - to $46.9 million in 2017 from $39.2 million in 2016.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2017 increased to $13.5 million from $12.6 million in 2016 due to increased activity.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 1% to $22.0 million in 2017 from $21.9 million in 2016, mainly due to increased sales commissions.

Reorganization and impairment. During 2016 we recognized net income of $4.1 million regarding Printar, consisting of impairment charges of $0.9 million in respect of Printar-related fixed assets and other expenses, which was offset by income of $5.0 million from the write-off of IIA liabilities. For more information regarding the agreement with Printar see Item 4.A above – "History and Development of the Company".

Financial Expenses, Net. We had net financial expense of $0.2 million in 2017, compared to net financial expense of $0.8 million in 2016. These changes mainly relate to foreign currency expense, net. Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $41 thousand in 2017 compared to $0.4 million in 2016.

Provision for Income Taxes. Income tax benefit was $4.9 million in 2017 and we recorded a $0.3 million expense in 2016; the tax benefit in 2017 mainly relates to creation of a deferred tax asset which was utilized in the discontinued operation.

Net Income from continuing operations. We realized net income of $1.7 million in 2017 compared to net income of $0.9 million in 2016, due to increased revenues, offset by the expenses from the settlement of the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings").

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

Revenues. Revenues increased by 14% to $79.2 million in 2016 from $69.4 million in 2015. Products sales increased by 16% to $74.7 million in 2016 from $64.5 million in 2015.

Within the Microelectronics Segment, AOI-related product revenues increased by 18% compared to previous year, from $63.4 million to $74.8 million, while Sela-related product sales decreased from $1.1 million in 2015 to zero in 2016 (due to the fact that the Sela products sold during 2015 were the last remaining products in our inventory), considering the termination of our involvement in the Sela business.

Service revenues decreased by 8% to $4.5 million in 2016 from $4.9 million in 2015.

Gross Profit. Our total gross profit increased to $32.5 million in 2016 from $31.8 million in 2015, an increase of $0.7 million, or 2%. Our gross margin decreased to 41.0% in 2016, compared to a gross margin of 45.9% in 2015, due to the effect of the FIT reorganization cost reflected in cost of revenues. In 2016 we reported an inventory write-off in the amount of approximately $4.8 million compared with an inventory write-off in the amount of approximately $1.2 million reported in 2015, with respect to the discontinuation of the previous generation FIT product line (the Gryphon Systems). Our gross profit on product sales increased by $6.9 million - to $39.2 million in 2016 from $32.2 million in 2015. Our gross loss on service revenue increased by $1.4 million - to $(1.7) million in 2016 from profit of $0.4 million in 2015.

Research and Development Costs. Total research and development expenses for 2016 increased to $12.6 million from $11.4 million in 2015 due to increased activity.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 14% to $21.9 million in 2016 from $19.3 million in 2015, mainly due to an increase in agents' commissions and in professional services, out of which approximately $1.4 million were related to our legal proceedings with Rudolph in 2016.

Reorganization and impairment. During 2016 we recognized net income of $4.1 million regarding Printar, consisting of impairment charges of $0.9 million in respect of Printar-related fixed assets and other expenses, which was offset by income of $5.0 million from the write-off of IIA liabilities. During 2015, impairment charges of $0.1 million were recognized related to Printar impairment charges in respect of goodwill and other intangible assets, offset by renegotiation of the liability to the shareholders of Printar. For more information regarding the agreement with Printar see Item 4.A above – "History and Development of the Company".

Financial Expenses, Net. We had net financial expense of $0.8 million in 2016, compared to net financial expense of $1.3 million in 2015. These changes mainly relate to foreign currency expense, net and interest on the bond posted with the United States Court of Appeals in connection with the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings"). Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $0.4 million in 2016 compared to $0.3 million in 2015.

Provision for Income Taxes. Income tax expense was $0.3 million in 2016 and we recorded a $2.1 million benefit in 2015; the increase in tax expense was mainly attributed to the creation of deferred tax assets in respect of the loss from litigation.

Net Income (Loss) from continuing operations. We realized a net income of $0.9 million in 2016 compared to a net loss of $12.8 million in 2015, due to the reserve of $14.6 million recorded in the Company's consolidated financial statements for 2015 in connection with the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings").

B.	Research and Development, Patents and Licenses.

At December 31, 2017, our cash and cash equivalent balances totaled approximately $43.8 million. At December 31, 2016, our cash and cash equivalent balances totaled approximately $19.7 million. The year-to-year increase in cash and cash equivalents mainly results from the consummation of the PCB Sale Transaction and operating cash flow, which was offset by the settlement payment to Rudolph. Our cash is invested in bank deposits spread among several banks, primarily in Israel.

From our inception through December 31, 2017 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, and $11.9 million in a public offering of our shares in May 2016.

Our working capital was approximately $63.6 million in 2017 and $54.1 million in 2016. The increase is mainly attributed to the increase in cash and cash equivalents, offset by the decrease in current assets held for sale.

Our capital expenditures during 2017 were approximately $3.2 million, mainly due to the building of new facilities in Migdal HaEmek and operating activities.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements for at least the next 12 months. If available liquidity is not sufficient to meet our operating obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in Item 3.D above "We have historically incurred significant losses and negative cash flows and may not sustain profitable operations or continue to have positive operating cash flows in the future " under "Risk Factors").

Cash flow from operating activities

Net cash and cash equivalents provided by (used in) operating activities for the years ended December 31, 2017, 2016 and 2015 totaled $1.6 million, $(17.3 million) and $1.8 million, respectively.

During 2017, cash provided by operating activities was primarily attributed to continuing operations, offset by net cash used in operating activities from discontinued operations.

During 2016, cash (used in) operating activities was primarily attributed to net income of $4.7 million, adjusted to exclude the effect of a decrease in trade accounts payable of $1.2 million and of other current liabilities of $2.2 million, offset by the payment of $14.6 million relating to the Rudolph patent litigation, an increase in trade accounts receivable of $9.0 million, and the write off of liabilities to the OCS of $4.8 million.

During 2015, cash provided by operating activities was primarily attributed to a net loss, adjusted to exclude the effect of non-cash charges of $14.6 million relating to the Rudolph patent litigation, an increase in inventory of $4 million, and an increase of trade accounts payable of $2.3 million, partially offset by an increase in trade accounts receivable of $4.7 million, the revaluation of contingent liabilities and interest expenses on liabilities to the IIA of $0.9 million and an increase in deferred tax benefit of $2.4 million.

Cash flow from investing activities

Cash flow provided by investing activities in 2017 was $26.6 million, due to net cash received in the PCB Sale Transaction offset by investment of $3.2 million in fixed and intangible assets. Cash flow provided by investing activities in 2016 was $6.2 million, due to release from short term deposits of $7.9 million offset by investment of $1.6 million in fixed and intangible assets. Cash flow used in investing activities in 2015 was $0.7 million, primarily due to investment of $2.3 million in fixed and intangible assets offset by $1.5 million released from short term deposits.

Our capital expenditures in 2017 were used primarily for the construction of a new building adjacent to our headquarters. Our capital expenditures in 2016 were used primarily for investment in electronic equipment, machinery and a new clean room in our facility in Israel. Our capital expenditures in 2015 were used primarily for investment in electronic equipment, machinery and a new clean room in our facility in Israel.

Cash flow from financing activities

Cash flow used in financing activities in 2017 was $3.7 million, mainly due to a dividend payment offset by the proceeds from exercise of share options and RSUs.

Cash flow used in financing activities in 2016 was $4 thousand.

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

Out of Camtek's retained earnings as of December 31, 2017 approximately $20.6 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $14.9 million are tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits in the year in which they were generated. According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2017, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $3.7 million. These amounts would be recorded as an income tax expense in the period in which we would declare the dividend.
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

Foreign Currency Fluctuation

See in Item 3.D above – "Risk Factors – Risk Factors Related to Our Business and Our Markets – Fluctuations in currency exchange rates may result in additional expenses being recorded or in the prices of our products becoming less competitive and thus may have negative impact on our profitability".

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

As of December 31, 2017, we had 66 employees engaged in R&D, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $13.5 million, $12.6 million and $11.4 million for the years ended December 31, 2017, 2016 and 2015, respectively, representing 14% 16% and 16% of the total revenues for the years then ended.

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

We have 46 patents pending worldwide and 11 U.S. provisional applications. In addition, we have 98 registered patents in the following countries: the United States (49), Israel (10), Europe (1), South Korea (4), Japan (3), Singapore (1), China (10) and Taiwan (20). These patents relate to our proprietary technology and know-how developed for AOI and Functional Digital Printing tools. We also have one registered trademark in Israel and seven registered trademarks in China.

D.	Trend Information

The semiconductor fabrication industry has historically been cyclical and highly influenced by weakness or uncertainties in global economic conditions. 2016 and 2017 were characterized by general improvement in the semiconductor industry and increased capital expenditure spending by the major manufacturers and OSAT companies. One of the key drivers for this trend was emerging new technologies such as advanced packaging. Although global economic uncertainties are still evident we believe that this positive momentum will continue into 2018. For specific trend information regarding the markets in which we operate see Item 4.B above - "Our Markets".

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

As of December 31, 2017, minimum future rental payments under such non-cancelable operating lease agreements were approximately $2.6 million.

F.	Contractual Obligations and Other Commercial Commitments.

As of December 31, 2017, we had contractual obligations and commercial commitments of:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1‑3 years	3‑5 years	More than 5 years
	(in thousands)
Purchase obligations (1)	6,570	6,570	-	-	-
Severance obligation	838	-	-	-	838
Other long‑term obligations (2)	2,571	1,070	1,347	154	-
Total	9,979	7,640	1,347	154	838

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.
(2)
In 2015, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2017, the minimum future rental payments (including future vehicle rental by our subsidiaries) were approximately $1.5 million.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2017, minimum future rental payments under these leases amounted to $1.1 million.

Item 6.	Directors, Senior Management and Key Employees

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	69	Director and Chief Executive Officer
Yotam Stern	65	Director
Gabi Heller	53	Director
Rafi Koriat	71	Director
Eran Bendoly	53	Director
Moty Ben-Arie	63	Chairman of the Board of Directors*
Moshe Eisenberg	51	Vice President – Chief Financial Officer
Ramy Langer	64	Vice President – Chief Operating Officer
Orit Geva Dvash	46	Vice President - Human Resources

*Mr. Ben-Arie serves as our Chairman of the Board as of March 28, 2017, pursuant to the approval of the Company's shareholders for his appointment as director, and replaced Mr. Amit, who was our Chairman prior to such date – see in Item 6.C below – "Board Practices – General Board Practices".

Set forth below is a biographical summary of each of the above-named directors and senior management.

Rafi Amit has served as our Chief Executive Officer as of January 2014. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech's Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

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

Gabi Heller has served on our Board of Directors since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd., an investment company holding three technology incubators, traded on the Singapore Exchange Ltd. as of November 2016. From 1994 until 2010 Ms. Heller served as the Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE. Ms. Heller currently serves on the Boards of Directors of Elco Holdings Ltd, and the Ashtrom Group Ltd., both traded on TASE. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

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

Moty Ben-Arie serves as our Chairman of the Board of Directors since March 28, 2017. Mr. Ben Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011 Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006 Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000 Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998 Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982 Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Ramy Langer has served as our Chief Operating Officer since November 2017, following the consummation of the PCB Sale Transaction. Prior to his appointment as Chief Operating Officer he served as Vice President - Semiconductors Division from February 2014. From 2007 until 2012, Mr. Langer served as the Chief Executive Officer (and co-founder) of Infinite Memory Ltd., a fab-less developer of products based on Saifun Semiconductors Ltd.'s technology. From 2005 until 2007, Mr. Langer served as Vice President- Business Development of Saifun, where he marketed non-volatile memory IP. From 2002 until 2005 Mr. Langer served as Managing Director of Infineon Flash, a fab-less developer of products based on Saifun's technology using Infineon DRAM process. From 1999-2002 Mr. Langer served as Vice President- Marketing & Sales of Tower Semiconductors Ltd., manufacturer of integrated circuits. Prior to that, Mr. Langer held various executive positions at Kulicke and Soffa Industries, Inc., a leading global semiconductor assembly equipment manufacturer. Mr. Langer holds a B.Sc. in Electronic Engineering from the Technion – Israel Institute of Technology and a M.Sc. in Electronic Engineering from Drexel University, Philadelphia.

Orit Geva Dvash has served as our VP Human Resources ("HR") since November 2017. Previously, since 2014, Ms. Geva Dvash served as our HR Director. Prior to that, from 2008 to 2014, Ms. Geva Dvash served as our HR manager. Prior to that, from 2002 to 2008, Ms. Geva Dvash served at various HR positions at IBM research lab. Ms. Geva Dvash holds an Masters in political science from Haifa University and B.A. in political science and English literature from Haifa university.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this section A (Directors and Senior Management).

B.	Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2017 to all persons listed in Section A above (Directors and Senior Management), in addition to Mr. Amir Tzhori who served as our Vice President – PCB Division (until the consummation of the PCB Sale Transaction) was approximately $2.3 million, which includes $0.13 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan which includes our executive officers. The plan is based on our overall performance, and individual performance. Up to 50% of the performance objectives of our executive officers may be qualitative, provided that with respect to our Chief Executive Officer such portion shall not exceed three monthly base salaries. The measureable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, operating or net income and collection. The plan for our executive officers is reviewed and approved by our Audit Committee (in its capacity as our Compensation Committee) and Board of Directors annually, as is any bonus payment to an executive officer made under such plan (provided that with respect to the bonus plan for our CEO we also obtain shareholder approval – see in Item 6.B below - "Compensation – Employment Agreements").

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

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see in Item 6.C below - "Board Practices – External Directors – Qualification") during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our "Covered Office Holders". All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position(1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)(5)	Other (USD) (6)	Total (USD)
Rafi Amit	313,134	164,941	71,758	120,176	670,009
Amir Tzhori	158,129	59,835	66,581	158,705	443,250
Moshe Eisenberg	270,135	94,513	70,476 (123,230)	-	435,125
Ramy Langer	255,135	62,545	73,290 (123,230)	-	390,970
Orit Geva-Dvash	157,029	51,833	26,359 (56,220)	-	235,221
Total	1,153,562	433,667	308,464 (302,680)	278,881	2,174,574

(1)
All Covered Office Holders are (or were, with respect to Amir Tzhori, whose employment by the Company ended on September 30 2017, pursuant to the consummation of the PCB Sale Transaction) employed on a full-time (100%) basis, except for Mr. Amit who dedicates 90% of his time to his role as our Chief Executive Officer.

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

(3)
Represents annual bonuses paid in accordance with the Covered Office Holder's performance of targets as set forth in his bonus plan and approved by the Company's Audit Committee and Board of Directors and/ or any special one-time bonuses as approved by the Company's Audit Committee and Board of Directors in accordance with the Company's Compensation Policy.

(4)	Bracketed numbers represent the fair value on the grant date of equity based compensation granted to the Covered Office Holder during the year ended December 31, 2017.
(5)
Represents the equity based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2017 for each Covered Office Holder, based on the options' fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

(6)
Includes relocation expenses which may consist of, to the extent applicable to the Covered Office Holder: housing, schooling, car, medical insurance and travel expenses for the Covered Office Holder and family members residing with him abroad. Also includes Mr. Tzhori's Separation Package as approved by the Company's Audit Committee and Board of Directors, and in accordance with the Company's Compensation Policy.

Employment Agreements

We maintain written employment agreements with our employees, including all of our executive officers, that contain customary provisions, including non-compete and confidentiality agreements.

Effective May 26, 2015 we entered into an amended employment agreement with Mr. Amit, Chief Executive Officer and our former Chairman of the Board of Directors. Under his amended employment agreement, as approved by our shareholders in August 2015, Mr. Amit increased of his scope of services provided to the Company - from 75% to 90%. His compensation includes: (i) an annual base salary in the amount of $313,133; and (ii) an annual performance-based bonus. Our Compensation Committee, Board of Directors and shareholders approved a three-year Cash Bonus Plan for Mr. Amit for the years 2015-2017, such that Mr. Amit's annual on target cash bonus for the years 2015-2017 shall be equal to six monthly salaries, conditioned upon his performance in each of these years measured against criteria pre-determined by our Compensation Committee and Board of Directors with respect to the applicable year. Pursuant to such Cash Bonus Plan and in line therewith, in 2017, Mr. Amit received a cash bonus for the year 2016, in a sum of 164,941.

Further, Mr. Amit's amended agreement contains confidentiality provisions for the term of Mr. Amit's services and thereafter, and non-compete provisions for the term of Mr. Amit's services and for a six month period after the termination of his services. It provides that all intellectual property developed by Mr. Amit, or in which he took part, during or in connection with his services, is our sole property. It may be terminated by the Company at any time, by written notice of termination delivered to Mr. Amit six months in advance. We may, however, immediately terminate the engagement of Mr. Amit in various circumstances, including a breach of fiduciary duty.

As Mr. Amit may be deemed, together with the Priortech Founding Members, to control the Company (as a result of the Voting Agreement, pursuant to which Mr. Amit, together with the Priortech Founding Members, may be deemed to control Priortech, our principal shareholder), in accordance with the Companies Law, his terms of employment must be approved by the Company's shareholders at least once every three years, and, accordingly, will be brought for shareholder approval in our 2018 annual general meeting of shareholders.

Mr. Amit does not receive any additional compensation in respect of his services as a member of our Board of Directors.

C.	Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee, internal auditor and approvals of interested parties transactions. These matters are in addition to the Nasdaq Rules and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer such as us may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members; See Item 3.D above – "Risk Factors - As a foreign private issuer we are exempt from certain requirements and corporate governance practices imposed by the SEC and Nasdaq, which may result in less protection for investors". For information regarding home country rules followed by us see Item 16G – below "Corporate Governance".

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of six members; Each of Messrs. Rafi Amit, Yotam Stern and Eran Bendoly were re-appointed at our 2017 annual general meeting of shareholders, following their recommendation by the Company's independent directors, and are each serving an approximately one-year term, which is due to expire at our 2018 annual general meeting of shareholders. As Mr. Eran Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination. In addition, following the recommendation of our Nomination Committee and Board of Directors, our shareholders approved, at our 2017 Annual General Meeting of shareholders, the appointment of Mr. Moti Ben-Arie as a member of our Board of Directors, following which the Board appointed him as Chairman of the Board. Our two additional directors, Ms. Gabi Heller and Mr. Rafi Koriat, serve as external directors in accordance with the Companies Law.

In accordance with the Companies Law, our Board of Directors retains all the powers in managing our Company that are not specifically granted to the shareholders; for example, the board may make decisions to borrow money for our Company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

The Board of Directors may pass a resolution when a quorum is present (in person or via telecommunication), and by a vote of at least a majority of the directors present when the resolution is put to vote. A quorum is defined as at least a majority of the directors then in office who are lawfully entitled to participate in the meeting but not less than two directors. The Chairman of the Board is elected and removed by the board members. Minutes of the meetings of the Board of Directors are recorded and kept at our offices. In addition, the Board of Directors may pass a resolution by way of a written resolution signed by all members of our Board of Directors.

The Board of Directors may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Our Board of Directors has appointed an Audit Committee, a Compensation Committee and a Nomination Committee; for information regarding the duties, responsibilities and composition of each of our committees, see Item 6.C below – "Committees of the Board of Directors".

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

Election, Terms and Skills of Directors

Directors, other than external directors, are elected by a resolution of the shareholders at the annual general meeting and serve until the conclusion of the next annual general meeting of the shareholders, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal by a resolution of the shareholders.

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

Independent Directors

Under the Nasdaq Rules, a majority of our directors is required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of a company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of a company or its affiliates. Ms. Gabi Heller and Messrs. Rafi Koriat, Eran Bendoly and Moti Ben Arie qualify as independent directors under the Nasdaq Rules.

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

Re-election of an external director may be effected through one of the following mechanisms:

•	a shareholder holding one percent or more of a company's voting rights proposed the re-election of the nominee;

•	the board of directors proposed the re-election of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or

•	the external director who is up for renewal has proposed himself or herself for re-election.

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

Compensation. An external director is entitled to compensation as provided in the Remuneration Regulations and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company. For more information, please see "Remuneration of Directors" below.

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

Remuneration of Directors

Generally, directors' remuneration should be consistent with a company’s compensation policy for office holders (see "Compensation Policy" below) and requires the approval of the compensation committee, the board of directors and the shareholders (in that order). Notwithstanding the above, in certain circumstances shareholder approval may be waived (see below) and, under different circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by a special majority of the company's shareholders, including (i) at least a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director's place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and participation remuneration and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

According to regulations promulgated under the Companies Law with respect to relief in approval of certain related party transactions (the "Relief Regulations"), shareholders' approval for directors’ compensation and employment arrangements is not required if both the Compensation Committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations. Further, according to the Relief Regulations, shareholders' approval for directors' compensation and employment arrangements is not required if (i) both the Compensation Committee and the board of directors resolve that such terms (a) are not more beneficial than the former terms, or are essentially the same in their effect; and (b) are in line with the company's compensation policy; and (ii) such terms are brought for shareholder approval at the next general meeting of shareholders. Also, according to the Remuneration Regulations, shareholder's approval may be waived if the remuneraon to be paid to the external directors is between the fixed and maximum amounts set forth in such regulations.

We pay each of our external and independent directors (all Board members except for Mr. Amit and Mr. Stern), for their service as directors and their participation in each meeting of the Board or Board's committees, a fixed annual fee, a fixed participation fee and reimbursement of expenses. These cash amounts are subject to annual adjustments for changes in the Israeli consumer price index and in the classification of the Company according to the amount of its capital, and currently stand at: NIS 70,280 (approximately $20,270) as annual fee, NIS 2,540 (approximately $733) as in-person participation fee, NIS 1,524 (approximately $440) for conference call participation and NIS 1,270 (approximately $366) for written resolutions. Messrs. Rafi Amit and Yotam Stern do not receive any payment with respect to their service as our directors. As payment is made in the accordance with the fixed fees under the Remuneration Regulations – no shareholder approval is required for payment of such fees.

In addition, in previous years we have granted options to our directors. The following table sets forth the options granted to each of our directors, exercisable as of March 12, 2018:

Name	Number of Options Exercisable as of March 12, 2018
Rafi Amit	121,193
Yotam Stern	30,000

The options were granted pursuant to our then in effect option plan and in accordance with the grant terms included therein. For additional information regarding the main terms of the option grants, please see item 6.E below – "Share Ownership – Option Plans and Restricted Share Unit Plan"

Committees of the Board of Directors

Audit Committee

SEC and Nasdaq Requirements. In accordance with the Exchange Act, rules of the SEC under the Exchange Act and Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation from the Company (other than directors' fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company's (or subsidiary's) financial statements during the past three years; and (v) financially literate and one of whom has been determined by the board to be the audit committee financial expert. The duties and responsibilities of the audit committee under the Nasdaq Rules include: (i) recommending the appointment of the Company's independent auditor to the board of directors, determining its compensation and overseeing the work performed by it; (ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

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

Further, under the Companies Law, a compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below - "Compensation Policy") and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer, who is not affiliated with the Company or its controlling shareholder, from shareholder approval if subjection of such transaction to shareholder approval may prevent its conclusion, and provided that the terms approved are consistent with the compensation policy.

The attendance and participation in meetings of the compensation committee are subject to the same limitations that apply to the Audit Committee. The quorum for discussions and decisions shall be the majority of the members, provided that those members present are independent directors and at least one of them is an external director.

Our Compensation Committee. Pursuant to the Companies Law, an audit committee that satisfies the requirements of the Companies Law regarding the composition of a compensation committee, may be authorized to carry out all duties and responsibilities of the compensation committee. Accordingly, our Board of Directors has authorized our Audit Committee to carry out the duties and responsibilities of the compensation committee. This practice is compliant with Israeli law and, as a foreign private issuer, we have elected, pursuant to NASDAQ Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with NASDAQ Rule 5605(d), requiring us to have a separate compensation committee.

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board's selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. In January 2017 our Board of Directors appointed a Nomination Committee, comprised of our two external directors, Ms. Heller and Mr. Koriat. Following such appointment, our Nomination Committee has assumed the responsibility for recommending to the Board nominees for election (including re-election) to the Company's Board of Directors, in lieu of the recommendation by our independent directors.

As approved by our Board of Directors and consistent with the requirements of the Nasdaq Rules, our Nomination Committee is responsible for: (i) identifying potential new candidates for membership on the Company's Board of Directors, taking into account, inter alia, the candidate's applicable experience, expertise and/ or familiarity with the Company's field of business, as well as the candidate's ethical character, independent judgment and industry reputation; (ii) conducting appropriate inquiries into the backgrounds and qualifications of potential candidates; and (iii) reviewing and resolving whether or not to approve arrangements with respect to candidates for appointment (or re-appointment) to the Company's Board of Directors.

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

The terms of office and employment of directors, the chief executive officer or controlling shareholders (or a relative thereof), regardless of whether such terms conform to the company's compensation policy or not - should be approved by the compensation committee, the board of directors and the shareholders, by a special majority, except for: (a) approval of terms of office and employment of directors, which are consistent with the company's compensation policy, and require shareholder approval by a regular majority; or (b) approval of terms of office and employment of directors pursuant to certain reliefs provided for under the Remuneration Regulations  and/or the Relief Regulations, with respect to which shareholder approval is waived. Shareholder special majority should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company ("Special Majority"). Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the chief executive officer, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

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

The compensation policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and by a Special Majority of our shareholders. The compensation policy must be reviewed from time to time by the board, and must be re-approved or amended by the board of directors and the shareholders no less than every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy for office holders was originally approved by our shareholders at a special general meeting of shareholders held in October 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors. The Compensation Policy was amended three times since; in November 2014 our shareholders approved an increase of the maximum yearly equity value which may be granted to any of our office holders, in August 2015 our shareholders approved an amendment increasing the maximum annual salary which may be granted to our Chief Executive Officer, and in November 2016 our shareholders approved certain additional amendments to our Compensation Policy, mainly: (1) allowing the Company's Chief Executive Officer to approve insignificant changes in the terms of office and employment of executives (i.e., not exceeding 5% of the aggregate value of the total cash compensation for such calendar year) who are directly subordinated to him, without the need for Compensation Committee approval, provided that such changes are in accordance with the Compensation Policy; (2) increasing the cap for the portion of the targets for annual bonuses of executives (other than our Chief Executive Officer) which may be based on non-measurable criteria, up to 50%; and (3) with respect to our Chief Executive Officer – setting the cap for the portion of the targets for his annual bonuses which may be based on non-measurable criteria, at 50%, provided however, that such portion shall not exceed three monthly salaries.

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

Further, such extraordinary transactions as well as any transactions with a controlling shareholder or his relative concerning terms of service or employment need to be re-approved no less than every three years provided however that with respect to certain such extraordinary transactions the audit committee may determine that a longer duration is reasonable given the circumstances related thereto and such extended period has been approved by the shareholders.

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

A "controlling shareholder" is defined in the Israeli Securities Law and in the Companies Law for purposes of the provisions governing related party transactions as a person with the ability to direct the actions of a company but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, and with respect to approval of transactions with related parties also a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, and provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder for the evaluation of their holdings with respect to approval of transactions with related parties.

Compensation committee approval is also required and thereafter, in most cases, the approval of the board of directors (and in certain cases – the additional approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, for the provision of insurance and for an undertaking to indemnify any office holder of the company; see below under "Insurance, Indemnification and Exemption".

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

Insurance, Indemnification and Exemption

Pursuant to the Companies Law and the Israeli Securities Law, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Israeli Securities Law (for further details regarding such amendments see in "Administrative Enforcement" below) or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

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

Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Israeli Securities Law, we may also enter into a contract to insure an office holder, in respect of expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law.

Office Holder's Indemnification

Our Articles provide that, subject to the provisions of the Companies Law and the Israeli Securities Law, we may indemnify any of our office holders in respect of an obligation or expense specified below, imposed on or incurred by the office holder in respect of an act performed in his capacity as an office holder, as follows:

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

•
reasonable litigation expenses, including attorneys' fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law.

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

Indemnification letters, covering exemption from, indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law discussed above, were granted to each of our present office holders and were approved for future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors' and officers' liability insurance policy for the benefit of our office holders, including our directors. This policy was approved by our Compensation Committee and Board of Directors on November 6, 2017, and did not require shareholder approval as its terms are within the framework set forth under our Compensation Policy, and do not have a substantial effect on the Company's profitability, assets or obligations.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure to be used by the Israeli Securities Authority, or ISA, to enhance the efficacy of enforcement in the securities market in Israel. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law. Furthermore, the Israeli Securities Law requires that the Chief Executive Officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The Chief Executive Officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

As detailed above, under the Israeli Securities Law, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Israeli Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Companies Law and sections in the Israeli Securities Law, applicable to us. Our Articles and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Israeli Securities Law (see in "Insurance, Indemnification and Exemption" above).

D.	Employees

Employees

The following table sets forth for the last three years, the number of our employees engaged in the specified activities at the end of each year:

	As of December 31,
	2017	2016	2015
Executive management	4	4	4
Research and development	66	67	69
Sales support	72	64	62
Sales and marketing	32	33	36
Administration	45	45	45
Operations	55	49	50

Total	274	262	266

The following table sets forth for the last three years, the number of our employees located in the following geographic regions at the end of each year:

	As of December 31,
	2017	2016	2015
China (including Hong Kong)	27	24	30
Taiwan	22	23	19
Japan	3	3	2
Other Asia	30	26	24
Europe	6	6	5
North America	14	13	14
Israel	172	167	172
Total	274	262	266

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 35,930,660 ordinary shares outstanding as of March 12, 2018.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	15,667,695	43.61%
Rafi Amit(2)	152,476	0.42%
Yotam Stern(3)	138,200	0.38%
Gabi Heller(4)	*	*
Rafi Koriat(4)	*	*
Eran Bendoly(4)	*	*
Moti Ben-Arie(4)	*	*
Moshe Eisenberg(4)	*	*
Ramy Langer(4)	*	*

(1)
 Ordinary shares relating to options currently exercisable or exercisable within 60 days as of March 12, 2018, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of March 12, 2018, was 294,148

(2)
Mr. Amit directly owns 24,560 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)
Holding less than 1% of our outstanding ordinary shares (including options held by each such person which have vested or will vest within 60 days as of March 12, 2018) and have therefore not been listed separately.

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

Option Plans

General. As of December 31, 2017, there were 384,589 outstanding options to acquire our ordinary shares pursuant to our 2003 Share Option Plan at a weighted average exercise price of $3.54, exercisable at various dates through 2021, and 788,844 outstanding options to acquire our ordinary shares under our 2014 Share Option Plan at a weighted average exercise price of $2.44, exercisable at various dates through 2024.

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

As of December 31, 2017, under the 2003 Share Option Plan there were options exercisable and vested for 364,748 ordinary at a weighted average exercise price of $3.52 per share, and unvested options exercisable for 19,841 ordinary shares at a weighted average exercise price of $3.49, and under the 2014 Share Option Plan there were options exercisable and vested for 125,338 ordinary shares at a weighted average exercise price of $2.91, and unvested options exercisable for 663,506 ordinary shares at a weighted average exercise price of $2.33.

Restricted Share Unit Plan

In August 2007, the Company approved the 2007 Restricted Share Unit Plan (the "RSU Plan"), for the grant of restricted share units ("RSUs"), each of which imparts the right to an ordinary share of the Company, to selected employees, officers, directors and consultants of the Company. The RSU Plan is being administered by our Board of Directors. The RSU Plan is effective until August 2018.

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

In September 2017, our Audit Committee and Board of Directors approved the grant of 86,500 RSUs to certain office holders and employees of the Company. No RSUs were granted in 2016 and 2015.

The total number of RSUs which can be granted pursuant to the RSU Plan is 1,500,000, out of which 583,629 are available for grant as of the date of this Annual Report.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 12, 2018, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 35,930,660 ordinary shares outstanding as of March 12, 2018.

	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	15,667,695	43.61%
Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot") (2)	2,823,478	7.86%
Phoenix Holding Ltd. ("Phoenix")(3)	1,919,781.59	5.34%

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

(2)
Based on the Schedule 13G filed by Yelin Lapidot, Yair Lapidot and Dov Yelin on January 29, 2018, which presented ownership as of December 31, 2017. The 2,823,478 Ordinary Shares reported under such Schedule 13G by Yelin Lapidot are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (606,152 Ordinary Shares) and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (2,217,326 Ordinary Shares), each a wholly owned subsidiary of Yelin Lapidot (the "Yelin Lapidot Subsidiaries"). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. The Yelin Lapidot Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Company's Ordinary Shares is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot, and the Yelin Lapidot Subsidiaries disclaims beneficial ownership of the Ordinary Shares covered by the abovementioned Schedule 13G. Yelin Lapidot's principle address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(3)
Based on the Schedule 13G filed by Itshak Sharon (Tshuva), Delek Group Ltd. (the "Delek Group") and The Phoenix Holding Ltd. ("Phoenix") on February 19, 2018, which presented ownership as of December 31, 2017. The 1,919,781.59 Ordinary Shares reported under such Schedule 13G by Phoenix are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the "Phoenix Subsidiaries"). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix is a majority-owned subsidiary of the Delek Group. The majority of Delek Group's outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. Each of Itshak Sharon (Tshuva), the Delek Group, Phoenix and the Phoenix Subsidiaries disclaims the existence of a group for purposes of Section 13(d) of the Exchange Act, as well as the existence of any beneficial ownership of the Company's Ordinary Shares in excess of their actual pecuniary interest therein. Phoenix's princiapl address is Derech Hashalom 53, Givataim 53454, Israel.

B.	Related Party Transactions.

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

Employment Agreement with Mr. Rafi Amit

For a description of the employment agreement with our Chief Executive Officer, Mr. Rafi Amit, see in Item 6.B above - "Compensation – Employment Agreements".

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

After the first jury verdict in the ‘298 case, Rudolph filed suit in the District of Minnesota alleging that Camtek’s Condor and Gannett inspection products infringed U.S. Patent 7,779,528 (the "'528 Patent") relating to semiconductor wafer inspection technology similar to that described in the ‘298 patent. The Company filed a inter partes reexamination request with the U.S Patent and Trademark Office (the "PTO") seeking reexamination of the '528 Patent. The PTO reexamination was concluded in February 2017 by affirmation of the finding of invalidity on 15 of the 18 claims. The District Court litigation had been stayed at regular three-month intervals pending the outcome of the PTO proceedings. Following the conclusion of the reexamination proceedings, the stay was not renewed on March 1, 2017.

On March 2015, Rudolph initiated a new lawsuit against the Company in the District Court alleging that the Eagle product infringes the '298 Patent in the United States. Rudolph sought a preliminary injunction which was denied, and also sought lost profits and/or reasonable royalty damages for Eagle systems sold by the Company in the United States, along with interest and a possible multiplier of up to three times for willful infringement.

In July 2017, the Company reached a settlement with Rudolph relating to the abovementioned pending lawsuits (the "Settlement"). Pursuant to the terms of the Settlement, the Company paid Rudolph a sum of $13,000,000 and each side dismissed its claims against the other, with prejudice. The Settlement further gave the Company a perpetual right to sell its existing products, the Condor, Gannet and Eagle, as well as future products, without any claim of patent infringement from any of the patent families that the Company had been sued on. The Company granted similar rights to Rudolph with respect to the Company's patent for Kerf inspection. In addition, the Company and Rudolph agreed to a quiet period of three years, during which neither party may file any action seeking damages against the other party.

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

For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on TASE. During such period, the trading activity in our ordinary shares on the TASE was insignificant, and therefore, at our request, our ordinary shares were de-listed from the TASE. In December 2005, we re-listed our ordinary shares on the TASE. In both Nasdaq and TASE our shares are traded under the symbol "CAMT".

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2012:	2.85	1.36	2.77	1.35
Fiscal Year Ended December 31, 2013:	5.45	1.37	5.75	1.34
Fiscal Year Ended December 31, 2014:	5.64	2.80	5.40	2.90
Fiscal Year Ended December 31, 2015:	3.51	2.08	3.67	2.12
2016:
First Quarter	2.19	1.70	2.15	1.70
Second Quarter	2.16	1.88	2.34	1.81
Third Quarter	2.98	2.10	3.01	2.03
Fourth Quarter	3.23	2.75	3.27	2.82
Fiscal Year Ended December 31, 2016:	3.23	1.70	3.27	1.70
2017:
First Quarter	4.02	3.23	4.07	3.24
Second Quarter	7.40	3.66	7.67	3.65
Third Quarter	5.56	4.22	5.61	4.19
Fourth Quarter	6.50	5.12	6.44	5.41
Fiscal Year Ended December 31, 2017:	7.40	3.23	7.67	3.24
Monthly Market Prices for the Most Recent Six Months:
September 2017	5.13	4.44	5.20	4.50
October 2017	5.82	5.12	5.81	5.42
November 2017	6.50	5.43	6.44	5.48
December 2017	5.89	5.34	5.89	5.41
January 2018	7.05	5.81	7.08	5.75
February 2018	7.00	6.30	6.98	6.22

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

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 35,832,131 ordinary shares were outstanding and fully-paid as of December 31, 2017.

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

On November 7, 2017, following the approval of our Board of Directors, we declared a cash dividend in the amount of $0.14 per ordinary share, representing an aggregate distribution of approximately $5 million, which was paid on November 30, 2017 to all shareholders of record on the Nasdaq Global Market at the close of trade on November 22, 2017. Other than such dividend declaration, we have not declared or distributed any other dividend to date. See note 19.B to our consolidated financial statements for the financial year ended December 31, 2017.

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

Most resolutions at a shareholders' meeting may be passed by a majority of the voting power of the company represented at the shareholders' meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders, the terms of office and employment of directors (except for terms which are consistent with the company's compensation policy, and require approval by a regular majority), the chief executive officer or controlling shareholders, approval of the Company's compensation policy and any amendments thereto, and approval of a merger or a tender offer. See in Item 6.C above - "Committees of the Board of Directors" and "Approval of Certain Transactions with Related Parties" and in "Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions under Israeli Law" below.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder, including a partnership, (a "non-U.S. holder") and considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker‑dealers, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, S corporations, real estate investment trusts, regulated investment companies, certain former citizens or former long-term residents of the United States, or U.S. holders who own, directly, indirectly or constructively, 10% or more of our shares (by vote or value), U.S. holders who have elected mark-to-market accounting, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, and U.S. holders who are subject to the alternative minimum tax.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We Are a Passive Foreign Investment Company" upon the sale, exchange or other disposition of our ordinary shares (other than in certain non recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are generally subject to a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2017. We currently expect that we will not be a PFIC in 2018. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2018 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to "mark-to-market" the ordinary shares, or to become subject to the "excess distribution" regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

Information Reporting and Backup Withholding

A U.S. holder (except for certain exempt recipients, such as corporations) generally is subject to information reporting and may be subject to backup withholding with respect to dividends paid on, and the receipt of the proceeds from the disposition of, our ordinary shares. A U.S. holder of our ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding will generally not apply if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption from backup withholding applies.

Non-U.S. holders generally will not be subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the disposition of, our ordinary shares provided the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption from backup withholding applies.

Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is timely furnished to the IRS.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2017 was 24%, and was reduced as of 2018 to 23%.

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

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011 (the "December 2010 Amendment"). The December 2010 Amendment introduced a new status of "Preferred Enterprise," replacing the existing status of "Beneficiary Enterprise." Similarly to "Beneficiary Enterprise," a Preferred Enterprise is an industrial company meeting certain conditions, including deriving a minimum of 25% of its income from export activities. However, under the December 2010 Amendment, the requirement for a minimum investment in production assets in order to be eligible for the benefits granted under the Investments Law was cancelled. A Preferred Enterprise is entitled to a reduced flat tax rate with respect to preferred enterprise income at the following rates:

Tax Year	Development "Zone A"	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014-2015	9%	16%	26.5%
2016	9%	16%	25%
2017	7.5%	16%	24%
2018	7.5%	16%	23%

Dividends distributed from income which is attributed to "Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation at 0%;(ii) Israeli resident individual at 20%; and (iii) non-Israeli resident at 20%, such withholding rate can be reduced subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The December 2010 Amendment was also revised to allow financial assistance to companies located in development Zone A to be granted not only as a cash grant but also as a loan. The rates for grants and loans could be up to 20% of the amount of the approved investment.

In December, 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Investment Law (the "December 2016 Amendment")) was published. The investment law was amended to introduce a new tax incentive regime for intellectual property (IP) based companies. Effective January 1, 2017, the December 2016 Amendment enhanced tax incentives for certain industrial companies by reducing the corporate tax rate and tax withholding obligation.

According to the December 2016 Amendment, a Preferred Enterprise located in development Zone A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%). The December 2016 Amendment also prescribes special tax tracks for Technological Enterprises, which are subject to regulation issued by the Minister of Finance on May 28, 2017.

The new tax tracks under the December 2016 Amendment are as follows:

Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A Technological Preferred Enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development zone A - a tax rate of 7.5%).

Special Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

In summary, as of January 1, 2017, the applicable tax rates are as follows:

Enterprise type	Development "Zone A"	Other Areas within Israel	Regular Corporate Tax Rate
Preferred Enterprise	7.5%	16%	23%
Special preferred Enterprise	5%	8%	23%
Technological Preferred Enterprise	7.5%	12%	23%
Special Technological Preferred Enterprise	6%	6%	23%

In addition, any dividend distributed from a Preferred Technological Enterprise to foreign companies holding at least 90% of the share capital will be subject to a reduced tax rate of 4%.

Neither the provisions of the December 2010 Amendment nor the December 2016 Amendment apply to companies currently having an "Approved Enterprise" or "Beneficiary Enterprise" status, which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the aforementioned amendments, unless the company having the benefits of such status has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company's annual tax return for the respective year, to adopt the provisions of the December 2010 Amendment. Such election cannot be later rescinded. A company having the status of "Beneficiary Enterprise" or "Approved Enterprise" making such election by July 30, 2015 will be entitled to distribute income generated by the "Approved Enterprise," subject to withholding tax at source at the following rates: (i) Israeli resident corporations at 0%; (ii) Israeli resident individuals at 20%; and (iii) non-Israeli residents at 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Out of the Company's retained earnings as of December 31, 2017, approximately $20.6 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $14.9 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the corporate tax rate applicable to such profits the year of which they were generated. According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2017, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $3.7 million.

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

Law for the Encouragement of Industrial Research and Development, 1984

For information regarding the R&D Law, see above in Item 4.B - "The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist". Net Operating Loss Carry forwards

As of December 31, 2017, the Company had a net operating loss, or NOL, of $46,028 carry forward for Israeli tax purposes.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company incorporated in, and resident of Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. In general, an "Industrial enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits are available to Industrial Companies:

•          amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes, from the tax year it began to use them;

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

Taxation of Shareholders' Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax.

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, and retroactive for such sales made from January 1, 2003 through December 31, 2011 and 25% thereafter; if the seller is considered a "significant shareholder" (i.e. in general, a shareholder holding directly or indirectly, including jointly with others, at least 10% of any means of control in the company) at any time during the 12 month period preceding such sale, the tax rate will be 25% retroactive from January 1, 2003 through December 31, 2011, and 30% thereafter.

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares. Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (in 2017, a rate of 47%, plus, if applicable Surcharge Tax (as defined below)) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see above).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% (the rate was increased to 3% as of 2017) was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding 641,880 in 2018 (the "Surcharge Tax").

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

In addition, under the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•          amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes, from the tax year it began to use them;

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

Taxation of Non-Residents on Receipt of Dividends

In general, Non-residents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, or 30% if the dividend recipient is a significant controlling shareholder (however, a recent tax regulation applies (subject to certain conditions) a 25% tax rate on dividends distributed to significant controlling shareholders during the period commencing January 1, 2017 and ending September 30, 2017 from the accumulated regular profits of the Company that were accumulated until December 31, 2016), which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence.

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

Foreign Currency Rate Fluctuations

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2017, the value of the U.S. Dollar weakened against the NIS by 10%. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2017.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposure to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2017, we had net liabilities of approximately $6.8 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses of $68 thousand or income for the same amount in case of increase or decrease in rates, respectively.

In addition, although our products' prices in most countries are denominated in U.S. Dollars, in certain territories (currently, Europe and Japan) our products' prices are denominated in local currencies, and much of our service income in additional territories is denominated in local currencies. If there is a significant devaluation in the relevant local currencies in which we operate compared to the U.S. Dollar, those prices of our products or services that are denominated in local currency in the relevant territories will increase relative to that local currency and may be less competitive.

Item 12.       Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.       Controls and Procedures.

(a)          Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2017, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2017, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c)          Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2017 and 2016:

Fee Category	For Services Rendered during 2017	For Services Rendered during 2016

Audit Fees (1)	$278,778	$236,817
Tax Fees (2)	$71,508	$0

(1) Audit Fees: the audit fees for the year ended December 31, 2017 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting (2016 audit of consolidated financial statements) and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Tax Fees rendered by our auditor were for tax compliance, tax planning and tax advice.

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

Item 16F.     Change in Registrant's Certifying Accountant.

Not applicable.

Item 16G.    Corporate Governance.

Pursuant to Rules 5255(a) and 5615(a)(3) of the Nasdaq Rules, we are relying on our home country practice with respect to the following matters: the eligibly of our securities for a direct registration program; the composition and responsibilities of our Compensation Committee; the approval of stock option plans; certain annual meeting requirements – all as set forth below:

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

-
We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B above –"Additional Information –Voting, Shareholders' Meetings and Resolutions"). Our 2017 annual general meeting of shareholders was held on March 28, 2017, therefore our 2018 annual general meeting of shareholders must be held by June 28, 2018. Further, we have opted out the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

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

Camtek Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2017

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

We have served as the Company’s auditor since 2006.

Tel Aviv, Israel

March 15, 2018

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2017	2016*
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	43,744	19,740
Trade accounts receivable, net	10B	23,153	22,066
Inventories	4	21,336	16,647
Other current assets	5	3,215	2,157
Current assets held for sale	19	-	25,018

Total current assets		91,448	85,628

Property, plant and equipment, net	6	15,503	13,725

Long-term inventory	4	1,383	1,461
Deferred tax asset	16	4,067	4,073
Other assets		153	152
Intangible assets, net	7	482	519

		6,085	6,205

Total assets		113,036	105,558

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		10,502	10,304
Other current liabilities	8	17,395	14,740
Current liabilities held for sale	19	-	6,482

Total current liabilities		27,897	31,526

Long-term liabilities
Liability for employee severance benefits	9	838	667
		838	667

Total liabilities		28,735	32,193

Commitments and contingencies	10

Shareholders’ equity	12
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2017 and 2016; 37,924,507 and 37,440,552 issued shares at December 31, 2017 and 2016, respectively; 35,832,131 and 35,348,176 shares outstanding at December 31, 2017 and 2016, respectively		149	148
Additional paid-in capital		78,437	76,463
Retained earnings (accumulated losses)		7,613	(1,348)
		86,199	75,263
Treasury stock, at cost (2,092,376 as of December 31, 2017 and 2016)		(1,898)	(1,898)

Total shareholders' equity		84,301	73,365

Total liabilities and shareholders' equity		113,036	105,558

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Operations

		Year Ended December 31,
		2017	2016*	2015*
	Note	U.S. Dollars (In thousands, except per share data)
Revenues		93,485	79,228	69,387

Cost of revenues		47,966	41,807	36,508
Reorganization and impairment	1C	-	4,931	1,041

Total cost of revenues		47,966	46,738	37,549

Gross profit		45,519	32,490	31,838

Research and development costs		13,534	12,630	11,421
Selling, general and administrative expenses	15A	22,022	21,900	19,255
Reorganization and impairment	1C	-	(4,059)	138
Patent litigation expense	10C	13,000	-	14,600

Total operating expenses		48,556	30,471	45,414

Operating income (loss)		(3,037)	2,019	(13,576)

Financial expenses, net	15B	(150)	(847)	(1,312)

Income (loss) from continuing operations before incomes taxes		(3,187)	1,172	(14,888)

Income tax (expense) benefit	16	4,875	(303)	2,072

Net income (loss) from continuing operations		1,688	869	(12,816)

Income from discontinued operations
Income before income tax expense	19	18,302	4,450	2,952
Income tax expense		(6,028)	(585)	(249)

Net income from discontinued operations		12,274	3,865	2,703

Net income (loss)		13,962	4,734	(10,113)

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2017	2016*	2015*
	U.S. Dollars

Basic earnings (losses) from continuing operations	0.05	0.02	(0.38)

Basic earnings from discontinued operations	0.35	0.11	0.08

Basic net earnings (losses)	0.40	0.13	(0.30)

Diluted earnings (losses) from continuing operations	0.05	0.02	(0.38)

Diluted earnings from discontinued operations	0.34	0.11	0.08

Diluted net earnings (losses)	0.39	0.13	(0.30)

Weighted average number of ordinary shares outstanding:

Basic	35,441	35,348	33,352

Diluted	35,964	35,376	33,352

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

						Retained
	Ordinary Shares		Treasury Stock		Additional	earnings	Total
	NIS 0.01 par value		NIS 0.01 par value		paid-in	(accumulated	shareholders'
	Number of	U.S. Dollars	Number of Shares	U.S. Dollars	capital	losses)	equity
	Shares	(In thousands)		(In thousands)	U.S. Dollars (In thousands)
Balances at December 31, 2014	32,586,898	134	(2,092,376)	(1,898)	63,465	4,031	65,732

Public offering	4,655,982	13	-	-	11,891	-	11,904
Exercise of share options and RSUs	24,061	*	-	-	34	-	34
Repayment of contingent liability	173,611	1	-	-	374	-	375
Share-based compensation expense	-	-	-	-	270	-	270
Net loss	-	-	-	-	-	(10,113)	(10,113)
Balances at December 31, 2015	37,440,552	148	(2,092,376)	(1,898)	76,034	(6,082)	68,202

Share-based compensation expense	-	-	-	-	429	-	429
Net income	-	-	-	-	-	4,734	4,734
Balances at December 31, 2016	37,440,552	148	(2,092,376)	(1,898)	76,463	(1,348)	73,365

Exercise of share options and RSUs	483,955	1	-	-	1,340	-	1,341
Share-based compensation expense	-	-	-	-	634	-	634
Dividend	-	-	-	-	-	(5,001)	(5,001)
Net income	-	-	-	-	-	13,962	13,962

Balances at December 31, 2017	37,924,507	149	(2,092,376)	(1,898)	78,437	7,613	84,301

*   Less than $ 1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2017	2016*	2015*
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income (loss)	13,962	4,734	(10,113)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,122	1,961	1,884
Impairment losses	-	-	1,595
Deferred tax expense (benefit)	6	(97)	(2,227)
Share based compensation expense	634	429	270
Provision for doubtful debts, net	-	(164)	38
Revaluation of liabilities and interest expense on liabilities to the OCS	-	(4,774)	(919)

Changes in operating assets and liabilities:
Trade accounts receivable, net	(484)	(7,365)	(2,735)
Inventories	(5,323)	(1,728)	(5,080)
Due from related parties	(699)	536	(96)
Other assets	(378)	(1,144)	1,040
Trade accounts payable	198	277	2,886
Other current liabilities	2,673	1,827	1,656
Liability in respect of patent litigation	-	(14,600)	14,600
Liability for employee severance benefits, net	171	62	(67)

Net cash provided by (used in) operating activities from continuing operations	12,882	(16,590)	2,732
Net cash used in operating activities from discontinued operations	(11,247)	(758)	(982)
Net cash provided by (used in) operating activities	1,635	(17,348)	1,750

Cash flows from investing activities:
Repayment of short-term deposits	-	7,875	1,461
Purchase of fixed assets	(3,138)	(1,293)	(2,228)
Purchase of intangible assets	(84)	(183)	(71)

Net cash provided by (used in) investing activities from continuing operations	(3,222)	6,399	(838)
Net cash provided by (used in) investing activities from discontinued operations	29,854	(164)	174

Net cash provided by (used in) investing activities	26,632	6,235	(664)

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2017	2016*	2015*
	U.S. Dollars (In thousands)
Cash flows from financing activities:
Repayment of contingent liability	-	-	(169)
Payment to OCS	-	(4)	(37)
Share issuance, net	-	-	11,904
Proceeds from exercise of share options and RSUs	1,341	-	34
Dividend payment	(5,001)	-	-

Net cash (used in) provided by financing activities from continuing operations	(3,660)	(4)	11,732

Net cash (used in) provided by financing activities	(3,660)	(4)	11,732

Effect of exchange rate changes on cash	(603)	24	(205)

Net (decrease) increase in cash and cash equivalents	24,004	(11,093)	12,613
Cash and cash equivalents at beginning of the year	19,740	30,833	18,220

Cash and cash equivalents at end of the year	43,744	19,740	30,833

	Year Ended December 31,
	2017	2016*	2015*
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest paid	17	-	-

Income taxes	1,378	629	523

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is controlled by (43.73%) Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
In September 2017, the Company completed the sale of its PCB inspection and metrology business unit. The Buyers acquired the entire assets and liabilities related to the PCB business unit, including 100% equity interests in the Company’s Chinese and Taiwanese subsidiaries. The Company received a total cash consideration of $32,000 and may receive an additional amount of up to $3,000 conditioned upon the PCB business unit's financial performance in 2018. The Company records the contingent consideration portion of the arrangement when the consideration is determined to be realizable. As of December 31, 2017, no asset with respect of contingent consideration was recognized.

Due to the sale of the Company’s PCB business, the results of this unit ceased to be consolidated into these financial statements and are accounted as discontinued operations in the current period and reclassified prior periods. (See Note 19)

C.
During 2016 and 2015, the Company decided to re-organize its mode of operation with respect to its functional inkjet technology (FIT) activity. As part of this change, an obsolescence provision was recorded against the remaining Gryphon inventory, fixed assets and intangible assets and an adjustment was made to related liabilities.

These decisions had no impact on the consolidated statement of operation in the year ended December 31, 2017. The impact of these decisions on the consolidated statement of operation in the years ended December 31, 2016 and 2015 was as follows:

		Year ended	Year ended
		December 31,	December 31,
		2016	2015
		U.S. Dollars	U.S. Dollars
Account	Nature of impact	(in thousands)	(in thousands)

Cost of Revenues	Inventory write-off and other	4,931	1,041
Reorganization and impairment	Impairment charge with respect of intangible assets	-	1,595
Reorganization and impairment	Revaluation of OCS liabilities	*(4,962)	(1,457)
Reorganization and impairment	Other	903	-

		872	1,179

*see Note 10E

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

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

Due to presenting PCB operation as discontinued operation, all comparative information was reclassified.

B.	Principles of consolidation

The accompanying consolidated financial statements include the accounts of Camtek and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

C.	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, valuation of accounts receivable, inventories, deferred tax assets, legal contingencies and share based compensation among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

G.	Inventories

Inventories consist of completed systems, partially completed systems and components and other raw materials, and are recorded at the lower of cost or market. Cost is determined by the moving – average cost method basis.

Inventory write-downs are recorded at the end of each fiscal period for damaged, obsolete, excess and slow-moving inventory. These write-downs, to the lower of cost or net realizable value, create a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

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

H.	Property, plant and equipment

These assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Land	1%
Building	2%
Machinery and equipment	10% - 33%
Computer equipment and software	20% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

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

Notes to the Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

I.	Intangible assets

Patent registration costs are recorded at cost and amortized, beginning with the first year of utilization, over its expected useful life.

Intangible assets purchased as part of the business combinations were recorded at their fair value and were amortized based on their remaining estimated useful lives.

J.	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two -step test. Under step one, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to an acquisition price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Since December 31, 2015, the goodwill has been fully impaired.

K.	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2017, no impairment was noted.

L.	Fair values of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, trade accounts receivable, trade accounts payable and amounts from related parties approximate fair value because of their short-term nature.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

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

O.           Income taxes

The Company accounts for income taxes in accordance with the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The company includes the foreign currency transaction gains or losses that result from re-measuring deferred taxes in income tax expense. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change occurs.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

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

R.           Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. (For details see Note 12C).

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

Level 3 inputs are unobservable inputs for the asset or liability.

T.	Contingent liabilities

A contingency (provision) is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.

A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

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

V.	Recently adopted accounting standards

Effective January 1, 2017, the Company adopted ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” This simplifies subsequent measurement of inventory by having an entity measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation.  The adoption of ASU 2015-11 did not have any impact on the Company's consolidated financial position, results of operations, and cash flows.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). Due to the implementation of ASU No. 2015-17, the Company re-classified current tax assets as of December 31, 2016, to non-current, in the amount of $894.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation - Stock Compensation (Topic718): Scope of Modification Accounting.”  This ASU amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718.  This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  The Company chose to adopt ASU No. 2017-09 early and the adoption did not have any impact on the Company's consolidated financial position, results of operations, and cash flows.

W.	New standards not yet adopted

1.
In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This ASU provides guidance on statement of cash flows presentation for eight specific cash flow issues where diversity in practice exists. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is does not expect that the adoption of ASU No. 2016-15 will have an effect on its consolidated financial position, results of operations, and cash flows.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

W.	New standards not yet adopted (cont’d)

2.
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This ASU requires that lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months.  ASU No. 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. This ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with earlier adoption permitted. The expected impact for the Company is an increase in property, plant and equipment and in financial liabilities. Information on current lease agreements is disclosed in Note 10A.

3.
In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 became effective for the Company beginning in the first quarter of 2018.

Subsequently, the FASB issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the “New Revenue Standards”) commencing the first quarter of 2018.

The Company adopted the New Revenue Standards in the first quarter of 2018 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company analyzed the impact of the New Revenue Standards on its contract portfolio by reviewing its current accounting policies and practices to identify potential differences that would result from applying the requirements of the New Revenue Standards to its revenue contracts. In addition, the Company identified and implemented appropriate changes to its business processes and related policies to support recognition and disclosure under the New Revenue Standards.

The cumulative effect of adopting the New Revenue Standards on the Company’s revenues and operating income is not material, as the analysis of the Company’s contracts under the New Revenue Standards supports the recognition of revenue at a point in time for the majority of its contracts, which is consistent with its current revenue recognition model. Revenue on the majority of the Company’s contracts will continue to be recognized upon delivery because this represents the point in time at which control is transferred to the customer. Revenues derived from performance obligations such as warranty and service contracts will continue to be recognized over the period of the service. In addition, the number of the Company’s performance obligations under the New Revenue Standards is not materially different from the Company’s contract elements under the existing standard. Finally, the accounting for the estimate of variable consideration is not materially different compared to the Company’s current practice.

The Company also does not expect the New Revenue Standards to have a material impact on its consolidated balance sheet.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 3 - Cash and Cash Equivalents

The Company’s cash and cash equivalent balance at December 31, 2017 and 2016 is denominated in the following currencies:

	December 31,
	2017	2016
	U.S. Dollars (in thousands)
US Dollars	36,636	15,209
Euro	3,603	1,548
New Israeli Shekels	1,122	1,054
Other currencies	2,383	1,929

	43,744	19,740

Note 4 - Inventories

	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Components	9,690	8,047
Work in process	6,584	5,179
Finished products *	6,445	4,882

	22,719	18,108

*          includes systems at customer locations not yet sold, as of December 31, 2017 and 2016, in the amount of $3,425 and $2,046 respectively.

Inventories are presented in:

	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Current assets	21,336	16,647
Long-term assets (A)	1,383	1,461

	22,719	18,108

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 4 – Inventories (cont’d)

(A)          Long-term Inventory:

At December 31, 2017, $1,383 of the Company's inventory is classified in long-term assets based on Management’s estimate based on the recent level of sales (at December 31, 2016- $1,461). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this amount will be utilized according to its forecasted sales. Management believes no loss will be incurred on its disposition.

(B)          Inventory write-down

In 2017, based on Management's estimates regarding future sales, a provision of $84 was made against damaged, obsolete, excess and slow-moving inventory.

In 2016, based on Management's decision to cease the marketing of the Gryphon systems, an obsolescence provision was recorded in the amount of $4,841, against inventory.

The provisions were recorded in the costs of products sold line item in the consolidated statement of operations. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 5 - Other Current Assets

	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Due from Government institutions	607	1,741
Prepaid expenses	561	280
Deposits for operating leases	167	118
Income tax receivables	122	-
Due from related parties (See Note 17)	681	-
Other*	1,077	18

	3,215	2,157

*Includes an amount of $571 due from sale of PCB business

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 6 - Property, Plant and Equipment, Net

	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Cost:
Land	863	863
Building	13,307	11,109
Machinery and equipment	6,406	5,519
Office furniture and equipment	758	798
Computer equipment and software	4,310	3,748
Automobiles	87	87
Leasehold improvements	353	490
	26,084	22,614

Less accumulated depreciation	10,581	8,889

	15,503	13,725

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $2,001, $1,820, and $1,757, respectively.

In accordance with credit line agreements, a lien has been placed on the Company’s facility in Israel. See Note 10(D).

During the years ended December 31, 2017 and 2016, the Company constructed a new factory adjacent to its headquarters. Costs incurred up to the reporting date are $2,044 (2016 - $63).

Note 7 - Intangible Assets, Net

	December 31,
	2017	2016
	U.S. Dollars (in thousands)

Patent registration costs	1,513	1,429

Accumulated amortization	1,031	910

Total intangible asset, net	482	519

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 7 - Intangible Assets, net (cont’d)

Patent registration costs are amortized over their estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2017, 2016 and 2015 amounted to $121, $141 and $127, respectively.

As of December 31, 2017, the estimated amortization expenses of intangible assets for the years 2018 to 2022 is as follows:

Year ending December 31,	U.S. Dollars (in thousands)
2018	73
2019	73
2020	73
2021	70
2022	59
348

Note 8 - Other Current Liabilities

	December 31,
	2017	2016
	U.S. Dollars (in thousands)

Accrued employee compensation and related benefits	6,248	5,547
Commissions	4,204	4,177
Advances from customers and deferred revenues	3,589	1,418
Accrued expenses	1,306	1,715
Accrued warranty costs (1)	1,300	1,102
Government institutions	748	763
Due to related parties (see Note 17)	-	18
	17,395	14,740

(1)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (in thousands)
Beginning of year	1,102	1,113	912
Accruals	2,222	1,823	1,890
Usage	(2,024)	(1,834)	(1,689)

Balance at end of year	1,300	1,102	1,113

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 9 - Liability for Employee Severance Benefits

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $838 and $667 as of December 31, 2017 and 2016, respectively.

3.	Severance pay expenses were $1,078, $1,004, and $935 in 2017, 2016 and 2015, respectively.

Note 10 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

As of December 31, 2017, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars (in thousands)

2018	1,070
2019	814
2020	533
Thereafter	154
2,571

Aggregate office rent expenses amounted to $523, $528, and $490 in 2017, 2016 and 2015, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 10 - Commitments and Contingencies (cont’d)

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
	U.S. Dollars (in thousands)
2015	725	38	-	(8)	755
2016	755	16	(180)	-	591
2017	591	-	-	-	591

C.	Litigation

In July 2017, the Company announced that it had reached a settlement with Rudolph Technologies Inc. (NASDAQ: RTEC) relating to pending patent lawsuits that Rudolph filed against the Company and that the Company filed against Rudolph. According to the settlement, the Company paid Rudolph $13 million and each side has dismissed their claims against each other with prejudice. The settlement further gives the Company a perpetual right to sell its existing products, the Condor, Gannet and Eagle, as well as future products, without any claim of patent infringement from any of the patent families that the Company had been sued on.  The Company granted similar rights to Rudolph on Camtek's patent for Kerf inspection.

In addition, the parties agreed to a quiet period of three years, during which neither party may file any action seeking damages against the other party.

D.	Lines of credit

The Company has a credit agreement with two banks that provides for a line of credit by which it is permitted to borrow up to $4 million.

As of December 31, 2017, the credit facility has not been utilized, and the Company comply with the required covenants specified in the credit line agreement.

E.            Chief Scientist

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

As of December 31, 2017, the amount of non-repaid grants received including interest accrued amounted to $6,734 (December 31, 2016 - $6,503). The liabilities to the OCS were initially recorded at fair value as part of the purchase price allocation related to the acquisition of Printar. In August 2016, pursuant to the Company’s decision to cease supporting the Gryphon system as detailed in Note 1C, the Company does not expect any payments will be made in respect of the foregoing Printar related grants and accordingly all the liabilities to the OCS were written off.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 10 - Commitments and Contingencies (cont’d)

F.            Settlement of a dispute with Chief Scientist

In 2017, the Company resolved a dispute which had arisen between the Company and the OCS in Israel regarding the royalty rate to be paid in respect of certain of the Company’s products, the manufacturing and assembly of which has been moved to a foreign subsidiary. In the framework of the dispute settlement, the Company repaid its entire obligation in the amount of $2.1 million and received permission from the OCS to transfer the intellectual property as part of the PCB sale. The payment was recorded as a selling, general and administrative expense in the discontinued operation. See also Note 19.

G.           Outstanding Purchase Orders

As of December 31, 2017, the Company has purchase orders of $6,570 (2016 - $6,772) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Note 11 - Concentration of Risk and Financial Instruments

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

Liquidity:
The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements through calendar year 2018. If available liquidity will not be sufficient to meet the Company’s operating obligations as they come due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2018.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 11 - Concentration of Risk and Financial Instruments (cont’d)

Derivative Instruments
From time to time the Company enters into foreign exchange instruments to manage its U.S. Dollar to NIS currency exchange risks. The terms of all of these currency instruments are less than one year. The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date and is based on quotations from financial institutions (using Level 2 inputs). The Company does not apply hedge accounting.

In 2016 and 2015 gains /losses in the consolidated statement of operations on these instruments were in the amount of ($3) and $92, respectively.

As of December 31, 2017, the Company did not have any open instruments.

Note 12 - Shareholders’ Equity

A.           General

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.           Share issues

In May 2015, the Company completed a public offering of its shares on NASDAQ in which it issued 4,655,982 shares at a price of $2.85 per share, raising net proceeds of $11,904.

C.           Stock Option Plan

As of December 31, 2017, the Company has six stock option plans for employees and directors. Future options will be granted only pursuant to the 2014 Share Option Plans described below.

In October 2014, the Company adopted a 2014 Share Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation which replaced the 2003 Share Option Plan. The total number of options that may be granted under the 2014 Share Option Plan is 3,000,000 options. As of the balance sheet date, the number of options available for grant was 2,072,553.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table and recognized over the vesting period of four years. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2017 Grant	2016 Grant	2015 Grant
Valuation assumptions:
Dividend yield	0	0	0
Expected volatility	66%	66%	67%-68%
Risk-free interest rate	1.87%	1.38%	1.6%-2.16%
Expected life (years) *	4.8	4.8	4.8

*Expected life for the periods presented was determined according to the simplified method since the Company does not have enough history to make an estimate.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 12 - Shareholders’ Equity (cont’d)

C.           Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2017, 2016, and 2015 is $3,450, $1,040 and $45, respectively.

The total intrinsic value of vested options as of December 31, 2017, 2016, and 2015 is $1,140, $204 and $38 respectively.

The total stock option compensation expense related to continued operations amounted to $634, $429, and $270 in 2017, 2016 and 2015, respectively.

As of December 31, 2017, there was $870 of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.51 years.

 Share option activity during the past three years is as follows:

	Year Ended December 31,
	2017		2016		2015
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	1,653,434	2.82	1,151,121	3.28	833,799	3.34
Granted	154,600	2.75	527,500	1.92	464,335	2.99
Forfeited and cancelled	(152,698)	2.77	(25,187)	5.00	(122,952)	2.95
Exercised	(481,903)	2.87	-	0.00	(24,061)	1.40

Outstanding at year end	1,173,433	2.80	1,653,434	2.82	1,151,121	3.28

Vested at year end	490,086	3.36	725,466	3.32	461,192	3.48

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 12 - Shareholders’ Equity (cont’d)

C.           Stock Option Plan (cont’d)

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2017	1,173,433	2.80	4.65	3,450

Vested and expected to vest at December 31, 2017	1,110,325	2.80	4.65	3,265

Exercisable at December 31, 2017	490,086	3.36	3.66	1,140

The following table summarizes information about share options at December 31, 2017:

			Weighted
			average
	Number of		remaining
	outstanding	Number	contractual
Exercise price US$	options	exercisable	life in years
0-2	680,685	89,860	5.44
3-4	492,748	400,226	3.56
	1,173,433	490,086	4.65

The following table summarizes information about non-vested options at December 31, 2017:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2017	927,968	1.26
Granted	154,600	3.30
Vested	(286,685)	1.54
Forfeited	(112,536)	1.38

Balance at December 31, 2017	683,347	1.58

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 12 - Shareholders’ Equity (cont’d)

D.	Restricted Share Unit Plan

In August 2007, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 1,500,000 authorized but unissued Shares. Forfeited units are returned to the pool.

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

In 2017, 86,500 restricted shares were awarded.

The total unrecognized compensation cost amounted to $392.

As of the balance sheet date the number of RSU’s available for grant was 583,629.

E.	Dividend

On November 30, 2017, the Company paid a dividend of $0.14 per share, totaling $5 million.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 13 - Earnings Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated:

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (In thousands, except per share data)
Net income (loss) attributable to Ordinary Shares	13,962	4,734	(10,113)

Weighted average number of Ordinary Shares outstanding used in basic earnings per Ordinary Share calculation	35,441	35,348	33,352

Add assumed exercise of outstanding dilutive potential Ordinary Shares	523	28	-

Weighted average number of Ordinary Shares Outstanding used in diluted earnings per Ordinary Share calculation	35,964	35,376	33,352

Basic income from continuing operations (loss) per Ordinary Share	0.05	0.02	(0.38)

Basic income from discontinued operations per Ordinary Share	0.35	0.11	0.08
Basic net income (loss) per Ordinary Share	0.40	0.13	(0.30)
Diluted income from continuing operations (loss) per Ordinary Share	0.05	0.02	(0.38)
Diluted income from discontinued operations per Ordinary Share	0.34	0.11	0.08
Diluted net income (loss) per Ordinary Share	0.39	0.13	(0.30)

Number of options excluded from the diluted earnings per share calculation due to their anti-dilutive effect	-	1,538	1,151

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 14 - Segment Information

In the consolidated financial statements as of December 31, 2016, the Company presented two operating segments. Due to the sale of the PCB business as described in Note 1, the Company has one operating segment.

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (in thousands)
Asia Pacific	79,105	66,275	55,990
United States	9,484	8,151	8,016
Europe	4,896	4,802	5,381

	93,485	79,228	69,387

Note 15 - Selected Income Statement Data

A.          Selling, general and administrative expenses

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (in thousands)
Selling (1)	14,096	13,146	12,376
General and administrative	7,926	8,754	6,879

	22,022	21,900	19,255

(1) Including shipping and handling costs	697	625	619

B.          Financial income (expenses), net

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (in thousands)
Interest expense	(13)	(246)	(323)
Interest income	77	63	61
Re-evaluation of contingent consideration	-	-	(437)
Re-evaluation expense on liabilities to the OCS	-	(183)	(101)
Other, net (*)	(214)	(481)	(512)

	(150)	(847)	(1,312)

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(41), $(351), and $(291) in 2017, 2016 and 2015, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 16 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate
Presented hereunder are the tax rates relevant to the Company in Israel for the years 2015-2017:
2015 – 26.5%
2016 – 25%
2017 – 24%

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

(a)
Approved and Beneficiary Enterprise

An industrial enterprise of the Company was granted “Approved Enterprise” and “Beneficiary Enterprise” status in accordance with the Encouragement Law. The tax benefit of the Approved Enterprise has expired and the Company has chosen 2010 as the years of election for the Beneficiary Enterprise.

The income generated by the “Beneficiary Enterprise” is exempt from tax over a period of up to 10 years beginning with the year in which the Company first had taxable income and subject to the years of election (limited to the earlier of a maximum period of 12 years from the year of election).

The benefit period of the Beneficiary Enterprise will end in 2021. The benefits are contingent upon compliance with the terms of the Encouragement Law, such provisions generally require that at least 25% of the Beneficiary Enterprise’s income will derive from export. The Company is currently in compliance with these terms.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 16 - Income Taxes (cont’d)

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

Out of Camtek's retained earnings as of December 31, 2017 approximately $20,636 are tax-exempt earnings attributable to its Approved Enterprise and approximately $14,923 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently – up to 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2017, if the income attributed to the Approved Enterprise was distributed as a dividend, the Company would incur a tax of approximately $5,157. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, the Company would incur a tax in the amount of approximately $3,730. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 16 - Income Taxes (cont’d)

C.	Details regarding the tax environment of the Non Israeli companies

Non Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations.

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (in thousands)
Income (loss) before income taxes from continuing operations:
Israel	(4,761)	(390)	(15,362)
Non-Israeli	1,574	1,562	474

	(3,187)	1,172	(14,888)

Income tax expense from continuing operations:
Current:
Israel	56	28	123
Non-Israeli	122	372	148
	178	400	271
Deferred tax expense (benefit) from continuing operations:
Israel	(5,125)	620	(2,654)
Non-Israeli	72	(717)	311
	(5,053)	(97)	(2,343)

	(4,875)	303	(2,072)

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 16 - Income Taxes (cont’d)

E.            Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (in thousands)
Income (loss) before income taxes from continuing operation	(3,187)	1,172	(14,888)

Statutory tax rate	24%	25%	26.5%

Theoretical income tax expense (benefit)	(765)	293	(3,945)

Increase (decrease) in income tax expense resulting from:

Change in valuation allowance	(185)	(721)	308

Non-deductible expenses(*)	186	182	640

Differences between foreign currencies and dollar-adjusted financial statements-net	(587)	(120)	283

Tax rate differential	633	(57)	(44)

Undistributed earnings of subsidiary	-	-	490

Change in tax rate	182	592	-

Recognition of income tax benefit with respect to losses related to investment in subsidiaries	(4,929)	-	-

Other (**)	590	134	196

Actual income tax expense (benefit)	(4,875)	303	(2,072)

(*)	Including non-deductible share based compensation.
(**)	In 2017 mainly related to intercompany dividend distribution tax liability

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 16 - Income Taxes (cont’d)

F.          Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Deferred tax assets:
Allowance for doubtful accounts	92	140
Inventory write-down	376	339
Unearned revenue	63	243
Accrued expenses	367	393
Net operating losses (NOL) and tax credit carryforwards	4,218	5,631
Other temporary differences	113	205

Total gross deferred tax assets	5,229	6,951
Valuation allowance	(496)	(2,222)

Deferred tax asset, net of valuation allowance	4,733	4,729

Deferred tax liabilities:
Property, plant and equipment	(242)	(223)
Undistributed earnings	(424)	(433)
	(666)	(656)

Net deferred tax assets	4,067	4,073
Net deferred tax assets attributable to discontinued operation	-	104

Deferred tax assets are recognized for the anticipated tax benefits associated with operating loss carryforwards, tax credit carryforwards and deductible temporary differences. If it is more likely than not that some or all of the deferred tax assets will not be realized, the deferred tax credits are reduced by a valuation allowance.

In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

At December 31, 2017 and 2016 the Company had a valuation allowance of $496 and $2,222. The net change in the total valuation allowance was a decrease of $1,726, $865 and $656 for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 respectively. An amount of $1,446 out of the decrease in valuation allowance in 2017 resulted from the expiration of carryforward losses due to the liquidation of two Israeli subsidiaries.

As of December 31, 2017, the Company in Israel has a regular NOL aggregating approximately $46,028 and tax credit carryforwards of $496 that will not expire. Based on the earnings history of the Company’s Israeli operations in recent years, including a non-recurring loss from litigation and a non-recurring disposal gain, and Management’s expectation of continued profitability, Management believes that $3,314 of its deferred tax assets in Israel are more likely than not to be realized based on forecasts of profits over the next three years and the remainder of the Israeli deferred tax assets have been reduced by a valuation allowance.  The amount of the Israeli deferred tax assets considered realizable, however, could be revised in the near term if estimates of future taxable income are changed.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 16 - Income Taxes (cont’d)

F.           Deferred taxes (cont’d)

As of December 31, 2017, a foreign subsidiary has NOL carryforwards aggregating approximately $800 that can be carried forward indefinitely. During 2017 the Company changed its previous plans related to this subsidiary, and as a result reversed the valuation allowance on this subsidiary’s NOL in the amount of $240 thousand.

G.           Accounting for uncertainty in income taxes

For the years ended December 31, 2017, 2016 and 2015, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2017, 2016 and 2015, no interest and penalties related to income taxes have been accrued.

H.           Tax assessments

The Company in Israel files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, and United States of America. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning 2013, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2011 in Hong Kong and 2014 in the United States of America.

Note 17 - Balances and Transactions with Related Parties

A.           Balances with related parties:

	December 31,	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Due from (to) related parties	681	(18)

B.           Transactions with related parties:

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (in thousands)
Purchases from related parties	15	3	43
Interest income (expense) from Parent	22	(28)	(9)

Unpaid balances between Parent and its subsidiaries in Israel and the Company bear interest of 5.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 17 - Balances and Transactions with Related Parties (cont’d)

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

Employment Agreements with the Chief Executive Officer

Pursuant to employment agreement with the Chief Executive Officer ("CEO") dedicates 10% of his time in providing consulting and management services for Parent through Amitec – Advanced Multilayer Interconnect Technologies Ltd. – a wholly owned subsidiary of the Parent ("Amitec"). The CEO receives from the Company 90% of a full time salary and is compensated directly by Amitec for the remaining 10% of his time.

The CEO serves as the Chairman of Parent.

Note 18 - Fair Value Measurements

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

As of December 31, 2017 and 2016, the Company did not have any assets or liabilities measured at fair value on a recurring basis.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 19 – Discontinued Operations

Further to that mentioned in Note 1(B), in 2017 the sale of the Company’s PCB business unit was completed. The Company received a gross amount of $ 32 million as a result of the acquisition, from which an amount of $2 million was deducted in respect of acquisition expenses and working capital adjustments. As a result of the sale the Company recognized a capital gain in the amount of $ 12.8 million.

Accordingly, the assets and liabilities of the PCB business have been segregated and reclassified as held for sale in the comparative balance sheets as of December 31, 2016, and the activities of the PCB business have been segregated and reported as discontinued operations in the consolidated statements of operations for all periods presented.

The following table presents a reconciliation of the carrying amounts of major classes of assets and liabilities of the discontinued operation to total assets and liabilities of the disposal group classified as held for sale in the consolidated balance sheets as of December 31, 2016:

December 31,
2016
U.S. Dollars (In thousands)
Assets
Current assets
Trade accounts receivable, net	13,934
Inventories	8,801
Due from related parties	95
Other current assets	708

Total current assets	23,538

Property, plant and equipment, net	384

Long-term inventory	646
Deferred tax asset	104
Intangible assets, net	346

1,096

Total assets	25,018

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable	2,679
Other current liabilities	3,600

Total current liabilities	6,279

Long-term liabilities
Liability for employee severance benefits	203
203

Total liabilities	6,482

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 19 – Discontinued Operations (cont’d)

The following table presents a reconciliation of the major classes of line items constituting pretax profit from discontinued operations to after-tax profit reported in discontinued operations for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
	U.S. Dollars (In thousands)
Results of discontinued operation:
Total revenues	36,447	30,295	29,888

Total cost of revenues	21,368	18,831	18,600

Research and development costs	(3,228)	(3,266)	(3,439)
Selling, general and administrative expenses	(6,260)	(3,601)	(4,332)
Financial expenses, net	(96)	(147)	(565)
Gain on sale of discontinued operation	12,807	-	-

Income from discontinued operations before taxes	18,302	4,450	2,952

Income tax expense	(6,028)	(585)	(249)

Net income from discontinued operations	12,274	3,865	2,703

	Year Ended December 31,
	2017	2016*	2015*
	U.S. Dollars (In thousands)
Cash flows from discontinued operation
Net cash (used in) operating activities *	(11,247)	(758)	(982)
Net cash provided by (used in) investing activities**	29,854	(164)	174
Net cash provided by financing activities	-	-	-
Net cash provided by (used in) discontinued operations	18,607	(922)	(808)

*Including adjustment for the gain from sale of the discontinued operation in the amount of $12,807 in 2017.
**Including net proceeds from the sale of the discontinued operation of $29,967 in 2017.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2017

Note 19 – Discontinued Operations (cont’d)

December 31,
2017
U.S. Dollars (In thousands)

Effect of disposal on the financial position of the Company as at the transaction date

Trade and other receivables	16,526
Inventories	11,219
Fixed and intangible assets	763
Trade payables	(4,426)
Other payables	(6,922)

Net assets and liabilities	17,160
Net cash consideration	29,967
Gain on sale of discontinued operation	12,807

Item 19.       Exhibits.

Exhibit No.	Exhibit

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
101
The following financial information from Camtek Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015; (ii) Consolidated Balance Sheets at December 31, 2016 and 2015; (iii) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Rafi Amit
Chief Executive Officer

Date: March 15, 2018