Form 20-F
period 2018-12-31
CAMTEK LTD
filed 2019-03-25
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended December 31, 2018

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

36,443,069 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

A.            Selected Consolidated Financial Data.

We derived the selected data under the captions "Selected Statement of Operations Data" for the years ended December 31, 2018, 2017 and 2016, and "Selected Balance Sheet Data" as of December 31, 2018 and 2017 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions "Selected Statement of Operations Data" for the years ended December 31, 2015 and 2014 and "Selected Balance Sheet Data" as of December 31, 2016, 2015 and 2014 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Revenues	123,174	93,485	79,228	69,387	58,134

Cost of revenues	62,378	47,966	41,807	36,508	28,679
Reorganization and impairment	-	-	4,931	1,041	-

Total cost of revenues	62,378	47,966	46,738	37,549	28,679
Gross profit	60,796	45,519	32,490	31,838	29,455

Research and development costs	14,581	13,534	12,630	11,421	10,608
Selling, general and administrative expenses	26,182	22,022	21,900	19,255	17,380

Litigation settlement	-	13,000	-	14,600	-
Reorganization and impairment	-	-	(4,059)	138	60
Total operating expenses	40,763	48,556	30,471	45,414	28,048
Operating income (loss)	20,033	(3,037)	2,019	(13,576)	1,407
Financial income (expenses), net	728	(150)	(847)	(1,312)	(1,021)

Income (loss) from continuing operations before income taxes	20,761	(3,187)	1,172	(14,888)	386
Income tax (expense) benefit	(2,030)	4,875	(303)	2,072	(395)
Net income (loss) from continuing operations	18,731	1,688	869	(12,816)	(9)

Discontinued operations
Income from discontinued operations
Income before tax expense	-	18,302	4,450	2,952	3,530
Income tax expense	-	(6,028)	(585)	(249)	(184)
Net income from discontinued operations	-	12,274	3,865	2,703	3,346
Net income (loss)	18,731	13,962	4,734	(10,113)	3,337

Earnings (loss) per ordinary share:
Basic earnings (losses) from continuing operations	0.52	0.05	0.02	(0.38)	(0.00)
Basic earnings from discontinued operations	-	0.35	0.11	0.08	0.11
Basic net earnings	0.52	0.40	0.13	(0.30)	0.11
Diluted earnings (losses) from continuing operations	0.51	0.05	0.02	(0.38)	(0.00)
Diluted earnings from discontinued operations	-	0.34	0.11	0.08	0.11
Diluted net earnings	0.51	0.39	0.13	(0.30)	0.11
Weighted average number of ordinary shares outstanding (in thousands):
Basic	36,190	35,441	35,348	33,352	30,464
Diluted	36,747	35,964	35,376	33,352	30,545

	Year Ended December 31,
	2018	2017	2016	2015	2014
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	54,935	43,744	19,740	30,833	18,220
Short-term deposits	-	-	-	-	8,607
Short-term restricted deposit	-	-	-	7,875	-
Long-term restricted deposit	-	-	-	-	729
Total assets	141,547	113,036	105,558	116,266	96,511
Total liabilities	40,140	28,735	32,193	48,064	30,779
Additional paid in capital	81,873	78,437	76,463	76,034	63,465
Total shareholders' equity[1]	101,407	84,301	73,365	68,202	65,732
Ordinary issued and outstanding shares	36,443,069	35,832,131	35,348,176	35,348,176	30,494,522

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

Our revenue is dependent upon the strength of the worldwide electronics industry. All of our revenues are derived from sales of products and related services to the semiconductor fabrication industry. We depend upon the need by manufacturers in such industry to make continuing capital investments in our products for use in their manufacturing processes and their need to keep pace with more technologically complex electronic devices.

The semiconductor capital equipment procurement practices of these manufacturers have historically been cyclical in nature, and there have been both periodic and sustained downturns. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end products that utilize our solutions in their production processes. Demand for consumer end products can also be a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have seen a more stable overall pattern of capital investments in the industry we serve in recent years, the occurrences of cyclical downturns in this industry are very difficult to predict. Due to the ongoing need to invest in R&D and the costs of maintaining a global infrastructure of customer service and support operations, we are limited in our ability to reduce expenses in response to circumstances of decreased demand, which could have a material adverse effect on our business and results of operations.

1Authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01.

The markets we serve are highly competitive and have dominant market participants, some with greater resources than us. Such competition could adversely affect the terms on which we sell our products and may negatively affect our financial results.

The markets that we serve are highly competitive. During market slowdowns, competition is intensified due to the reduced demand for the products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as more favorable payment terms to our customers and a corresponding decline in our cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected.

Our main competitors are Rudolph Technologies, Inc., ATI Electronics Pty Ltd, ASTI Holding Limited, Toray Industries, Inc. and also, for some limited applications, KLA-Tencor Corporation.

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

The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Our future success will depend on our ability to accurately predict new market needs and requirements and to accordingly enhance our existing products and develop and introduce new technologies for the markets in which we operate. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to correctly anticipate, or if we are unable to keep pace with, technological changes, products offered by our competitors or emerging industry standards, our ability to generate revenues may be negatively affected. Adopting new technologies may also result in material inventory write-offs which would adversely affect our results of operations.

A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region, and specifically in China, subjects us to additional risks that could impede harm our revenues, results of operations and cash flow.

In 2018, our sales in the Asia Pacific region (mainly South Korea, China and Taiwan) accounted for approximately 80% of our total revenues. A number of Asian countries have experienced or could experience political and economic instability. Changes in local legislation, changes in governmental controls and regulations, instability of Asian economies, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which accounts for approximately 30% of our total revenues, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face regulatory, business and cultural obstacles; specifically, recent revisions made in the U.S. administrative policy, mainly with respect to China, have created and may further create changes to trade agreements, restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China. Additional circumstances which may affect the economic stability of countries in the Asia-Pacific region include the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding as well as regional disputes such as those which have occurred between Taiwan and China and North and South Korea.

Our operating results have varied, and will likely continue to vary significantly from quarter to quarter, and from our expectations for any specific period making it difficult to predict future results.

Our quarterly operating results have varied in the past and could continue to vary from quarter to quarter or from our expectations for any specific period in the future. This complicates our planning processes, reduces the predictability of our earnings and subjects our stock to price and volume fluctuations. Period-to-period comparisons of our results of operations may not always provide indications of our future performance.

Some of the factors that may influence our operating results include:

•	global economic conditions and worldwide demand for electronic equipment;

•	change in demand for our systems;

•	Changes made by customer to orders for our systems and/ or installation schedules;

•	product introductions and the market penetration period of new products;

•	rapid shifts in industry capacity;

•	the size, timing and shipment of substantial orders;

•	timing of evaluation and qualification of our products by new customers;

•	lack of visibility/low levels of backlog from the preceding quarter;

•	product mixes;

•	pricing of our products;

•	timing of new product, upgrades or enhancements;

•	level of operating expenses such as R&D expenses, agent commissions; and

•	fluctuations in interest and exchange rates

In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly operating results.

We have expanded, and may further attempt to expand our activity within and/or beyond our current served markets, through M&A activity. Such activity may adversely affect our results of operations.

We have in the past expanded our activity to adjacent markets through M&A, including the acquisition of assets and certain liabilities of Printar Ltd. ("Printar"), and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. ("Sela") (see below in Item 4.B – "Business Overview –Our Business"), and we may further decide to expand our activity through M&A.

Such acquisitions could lead to post-merger integration difficulties; diversion of management's attention from our core business and operations; failure to estimate the acquired businesses' future performance and failure to execute on such expectations; inaccurate evaluation of the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations. In addition, as a result of acquisition activity, our future results of operations may be influenced by the possibility of our incurring impairment charges as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value, as was the case with the Printar and Sela acquisitions (see also in Item 5.A below - "Operating Results - Critical Accounting Policies). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

We depend on a limited number of suppliers, and in some cases, a sole supplier and/or subcontractor. If one or more of our third‑party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

While a portion of our manufacturing process is performed in our production facilities in Israel, we outsource some of our manufacturing processes to two contract manufacturers, which are located in Israel ("Contract Manufacturers"). From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturers. In addition, we rely on single source and limited source suppliers and subcontractors ("Key Suppliers") for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide.

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

Increased cyber-attacks, data breaches, risks and threats, along with changes in privacy and data protection laws could have an adverse effect on our business.

Given the substantial increase of cyber-attacks in recent years, we have implemented network security technological, operational and organizational measures and drafted an internal global information technology security policy. This policy, which follows industry best practices and focuses on Camtek’s network and information security, was reviewed by our audit committee and board of directors.

The possible cyber-attacks via unauthorized access, exploitation, manipulation, deception, corruption, disruption, damage, leak, theft or loss of our intellectual property or any other digital assets could result in liabilities to us and other material costs. Cyber-attacks aimed at our digital assets, could accumulate increased costs to prevent, respond to or mitigate these incidents. It is also possible that our digital assets and business processes could be jeopardized, compromised or halted via cyber-attacks, without being noticed for some time.

Although we have not yet experienced any cyber-attacks that affected our operations thus far, we cannot fully guarantee that any such potential cyber incidents will not have an adverse effect on our company in the future. Even though we have invested in implementing various cyber security solutions in our networks and systems, in order to mitigate and reduce our exposure to these cyber risks, we can provide no assurance that our current digital assets are fully protected against all sorts of cyber-attacks by malicious third parties.

In addition, the potential liabilities associated with these events could exceed the insurance coverage we maintain as they could lead to financial losses, damage to our reputation, business processes, financial condition and results of operations.

Furthermore, the regulatory framework for data and privacy protection issues is rapidly evolving worldwide. As such, the European Union adopted the General Data Protection Regulation (“GDPR”), which imposes stricter obligations and provides for greater penalties for noncompliance. We may be required to incur significant costs to comply with such data and privacy protection laws, as applicable upon our company, or else face an adverse effect on our business prospects and/or financial position.

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

Third parties, including one of our competitors in the field of semiconductor wafer inspection equipment, Rudolph Technologies Inc. ("Rudolph"), previously asserted claims, and may assert additional claims in the future, that we have infringed their patents or intellectual property rights. Following the settlement, of $13 million, and dismissal of all of Rudolph's outstanding claims in 2017 we do not currently have any outstanding intellectual property claims against us (and, in accordance with the terms of the settlement agreement with Rudolph, no such claims may be asserted by Rudolph within the three years following the execution thereof); however, we may in the future face such intellectual property claims against us, which, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management's attention from our business. Successful claims against us (such as the claim asserted by Rudolph regarding our Falcon product in which a final ruling was granted in Rudolph's favor in 2016) could impose on us monetary awards for damages, as well as for plaintiff’s attorney's fees and other costs, and could limit our ability to sell products in certain jurisdictions. Additional costs and expenses may also be incurred in the event of out of court settlement of claims against us (such as the settlement of the Rudolph claims in 2017), which could result in monetary consequences; see in Item 8.A – "Consolidated Statements and Other Financial Information"- "Legal Proceedings" below.

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

Our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover an increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown. We incurred significant losses and negative cash flows in the past (for example, in 2015 as well as in earlier periods prior to 2011), and may not sustain profitable operations or continue to have positive operating cash flows in the future. We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce, and may again in the future have to undertake cost reduction initiatives, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations in the future and may result in additional losses in the future as well. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and impair our financial condition.

Compliance with environmental, health and other laws and potential liabilities could materially impact our business, results of operations and financial condition.

Due to our global operations, we must comply with certain international and domestic laws, regulations and restrictions which may expose our business to risks, including as detailed below.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed "conflict minerals". These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We file our conflict mineral reports timely. Yet there are, and will be, ongoing costs associated with complying with these recent disclosure requirements, including due diligence to determine the sources of those minerals that may be used or necessary to the production of our products in order to make the relevant required annual disclosures. We may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products.

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

The Sarbanes-Oxley Act of 2002 (the "Sarbanes Oxley Act") imposes certain duties on us and our executives and directors, including the requirements of Section 404 (Assessment of Internal Control), which requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. Our efforts to comply with such requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2018, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to raise funds successfully and may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future; during the period from January 1, 2018 through February 28, 2019, the closing price of our ordinary shares ranged from $5.75 to $10.78 (See in Item 9.A below- "Offer and Listing Details - Price History of Ordinary Shares"). The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. Our ordinary shares may experience significant market price and volume fluctuations in response to numerous factors, many of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	investors' views of the attractiveness of our new products;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	quarterly variations in our operating results;

•	market conditions relating to our customers' industries;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	large block transactions in our ordinary shares;

•	additions or departures of our key personnel;

•	future offerings or sales of our ordinary shares; and

•	announcements of significant claims or proceedings against us

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

Priortech Ltd. ("Priortech") beneficially holds 41.92% of our issued and outstanding ordinary shares. As a result, Priortech has the ability to determine the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of the Company.

Subject to and following the completion of the Chroma Transaction, as defined and described in Item 4.A. below – "History and Development of the Company", Priortech and Chroma ATE. Inc. ("Chroma") will collectively own approximately 44.5% of our issued and outstanding ordinary shares, and as they have entered into a voting agreement between them, both shall have joint control over the Company.

Mr. Rafi Amit, our CEO and a Board member, and Mr. Yotam Stern, our Board member, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien (including the estates of the foregoing deceased founders, the "Founding Members"), governing inter-alia joint voting at Priortech's general meetings of shareholders and the right of first refusal among themselves, (the "Voting Agreement"), hold, as of February 28, 2019 an aggregate of approximately 31.1% of the voting power at Priortech's general meeting of shareholders and as such may be deemed to control Priortech.

Messrs. Rafi Amit and Mr. Yotam Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflict of interests. As of May 26, 2015 Mr. Amit serves as our Chief Executive Officer on a 90% position and our Board member, and also acts as Priortech's Chairman of the board of directors and provides consulting and management services to Priortech on a 10% basis. Mr. Yotam Stern, who acts as one of our Directors, holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech and the position of a director at Priortech’s associated company - P.C.B Technologies Ltd., an Israeli public company.

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

During 2016, Priortech pledged all of its holdings in our ordinary shares to its principal lender, Meitav Dash Investment's Ltd. Six million of the pledged shares are registered for resale on a shelf registration statement; in the event of foreclosure and sale of these shares into the market during a short period of time, or if Priortech otherwise decides to sell any such shares in order to comply with its commitments under said loan, the market price of our ordinary shares could be adversely affected. In addition, in the event of foreclosure and sale of the pledged shares, Priortech would cease to have a controlling interest in us, and, if the shares were sold to one or a small group of investors, an effective change of control of us could occur.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

There is a risk that we may be classified as a passive foreign investment company ("PFIC"). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce or are held for the production of passive income. Based on an analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2018. However, there can be no assurance that the U.S. Internal Revenue Service ("IRS") will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2019. If we were a PFIC during any prior years, U.S. holders who acquired or held our ordinary shares during such years generally will be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for US federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - "U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company".

Changes to the U.S. federal tax laws, including the recent enactment of certain tax reform measures, could have an impact on a shareholder’s investment in our shares.

U.S. federal income tax laws and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. On December 22, 2017, P.L. 115-97 was signed into law making significant changes to U.S. federal tax laws. Since enactment, the IRS has issued proposed and final regulations, some of which may further revised and possibly withdrawn, implementing the changes to the U.S. federal tax laws. The impact of these provisions and the regulations on the Company’s operations and on its investors is uncertain, and may not become evident for some period of time. Prospective investors are urged to consult their tax advisors regarding the effect of these changes to the U.S. federal tax laws on an investment in our shares.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Middle Eastern neighbors. While Israel has entered into peace arrangements with both Egypt and Jordan, it has no peace arrangements with any other neighboring or Arab countries. Over the years, this state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Further, all efforts to improve Israel's relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility in recent years.

Israel has been, from time to time, engaged in armed conflicts with Hamas, a militia group and political party controlling the Gaza Strip. These conflicts have involved missile strikes against civilian targets in various parts of Israel, last in November 2018, as well as civil insurrection of Palestinians in the West Bank, on the border with the Gaza Strip and in Israeli cities.

In addition, the continuation of the civil war in Syria and renewed conflict with Hezbollah (a Lebanese Islamist Shiite militia group and political party), adjacent to Israel's northern border, including the discovery and destruction of attack tunnels from Lebanon into Israel in December 2018 has contributed to the tension in the region.

Also, relations between Israel and Iran remain hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah, while maintaining a military presence in Syria and with regard to Iran's nuclear program. During 2018 the parties engaged in military strikes against each other adjacent to Israel’s northern border.

All of the above raise a concern as to the stability in the region which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, the continued conflict with the Palestinians is already disrupting some of Israel's trading activities. Certain countries, primarily in the Middle East, but also in Malaysia and Indonesia, as well as certain companies and organizations, continue to participate in a boycott of Israeli brands, others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example by way of sales opportunities that we could not pursue or from which we will be precluded in the future. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the share price of our ordinary shares.

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

We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Furthermore, our Company’s insurance does not cover any loss arising of events related to the security situation in the Middle East. While the Israeli government currently covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained.

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

The government grants we received for know-how research and development expenditures impose certain restrictions on utilization of the funded grants and may expose us to payment of royalties in connection with the commercialization thereof.

We have received government grants from the Israel Innovation Authority (formerly and more commonly known as the Office of the Chief Scientist) (the "IIA") for the financing of a portion of our research and development expenditures over the years, and in the framework of the acquisition of assets and certain liabilities of Printar, have also assumed the liabilities of Printar in connection with grants received by Printar from the IIA. The grants received, and the Printar liabilities assumed, subject us to the requirements of the Encouragement of Industrial Research and Development Law, 1984 and the regulations promulgated there under (together: the "R&D Law") with respect to the applicable technologies the development of which was financed by such grants (the "Financed Know-How"), including an obligation for repayment of such grants from sales of such products based on the Financed Know-How, if and when such sales occur.

 As of December 31, 2018, the amount of grants received and not yet repaid (including those assumed from Printar and including interest accrued by Camtek) were $7.0 million. However, we believe it is more likely than not that no payments will be made to the IIA in respect of the Printar related grants, and have accordingly written off such liabilities, due to the fact that in 2016 we stopped supporting the Functional Inkjet Technology ("FIT") systems developed based on the Printar technology (and then later, in 2018, we ceased this line of activity entirely) – see in Item 4.B below - "Business Overview – Our Business").

In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, unless otherwise approved in advance by the IIA. Approval of such an exception may be subject to various conditions, including the repayment of increased royalties. Furthermore, it is generally prohibited to transfer the Financed Know-How and any right derived therefrom to third parties, unless approved by the IIA. Such approval by the IIA, which is given in special cases, is subject to the receipt of certain payments.

Although as of the date of this Annual Report, no Financed Know-How is used or incorporated in our current or currently anticipated products lines, the abovementioned restrictions and requirements for payment could in the future – if and as applicable – impair our ability to sell such Financed Know-How outside Israel or to outsource or transfer manufacturing activities with respect to any product or technology based on Financed Know-How outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Even following full repayment of all IIA grants, unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the abovementioned requirements and restrictions relating to Financed Know-How under the R&D Law.

For information regarding the above-mentioned and other restrictions imposed by the R&D Law and regarding grants received by us from the IIA (and the repayment thereof), see  Item 4.B below - "Business Overview – The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

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

Being a foreign private issuer exempts us from certain SEC and Nasdaq requirements, which may result in less protection for investors.

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

Further, we are permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based compensation plans, with respect to the Nasdaq requirement to have a formal charter for the compensation committee, and with respect to the quorum requirement for the convening of general meetings of shareholders; See in Item 16G. below "Corporate Governance".

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

Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us; See Item 10.B below - "Memorandum and Articles - Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law". Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. For more information on the provisions of Israeli law in these contexts, please see in Item 10.E below - "Taxation - Israeli Taxation". In addition, in accordance with the Restrictive Trade Practices Law, 1988 and the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see in Item 4.B below - "Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

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

In our first years of operation, we provided manual optical inspection equipment to address the needs of the PCB industry. In September 2001, we acquired a developer and producer of Inspection and Metrology ("Inspection and Metrology" previously known as "AOI") systems for the semiconductor fabrication industry. This acquisition allowed us to enter the back end semiconductor inspection market. After a period of intense internal research and development, in the fourth quarter of 2003, we shipped our first new Falcon system for the back end market of the semiconductor industry. The first revenue recognition of the Falcon system was in the second quarter of 2004. In the following years, applying our core technologies, we introduced three additional Inspection and Metrology product lines for the semiconductor industry - the Condor, the Gannet and the Eagle; sales of all four semiconductor Inspection and Metrology product lines have since accounted for a significant portion of our total sales. In 2017, we consolidated all of our products for the semiconductor industry (which, following the PCB Sale Transaction in 2017 (see in this Item 4.A below), constitute all of our product lines) under the Eagle product lines. See in Item 4.B below - "Business Overview".

In 2017, we concluded the sale of our Printed Circuit Board ("PCB") inspection business unit (the "PCB Sale Transaction"), pursuant to which we sold the entire assets and activity of our PCB business unit (including our subsidiaries in China and Taiwan which were engaged primarily in such activity), to Trophy Imaging Technology Co. Ltd., in consideration for a total cash payment of $32,000,000, and an additional cash amount of up to $3,000,000 (subject to adjustments based on predetermined criteria), the payment of which is conditioned upon the financial performance of the PCB business unit in 2018. Since the closing of the PCB Sale Transaction, we have devoted, and will continue to devote, our resources and attention to further developing and expanding our semiconductor Inspection and Metrology field of activity.

Further, as a result of our acquisition of the assets and certain liabilities of Printar in 2009, we became involved in the field of FIT, which we have gradually narrowed down over recent years, until eventually reaching the decision to fully cease such activity in 2018. In 2009 we also completed the acquisition of the entire share capital of Sela which was engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front end semiconductor industry. In 2015, the Company concluded a definitive agreement for the transfer of the Sela division activity (assets and liabilities) to a company fully owned by Sela's long time business manager, thereby effectively terminating any and all involvement of the Company in the Sela business.

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million. In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 shares were sold to Priortech), in which we received net proceeds of $6.1 million. On August 23, 2005, we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI), which amount was repaid in full by August 2010. On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. In May 2015, we completed a public offering of our shares on Nasdaq in which we issued 4,655,982 shares at a price of $2.85 per share, raising net proceeds of $11.9 million.

In February 2019, the Company signed a series of definitive agreements, referred to as "the Chroma Transaction", according to which at the closing, Chroma will acquire a total of 6,117,440 Company shares from Priortech at a price of $9.5 per share, and an additional 1,700,000 new shares shall be issued to Chroma by the Company, at the same price of $9.5 per share, such that Chroma will hold approximately 20.5%, while Priortech will hold approximately 24%, of the total issued and outstanding shares of the Company.

In the framework of the Chroma Transaction, the Company entered into a Technological Cooperation Agreement with Chroma under which, following the closing, the Company shall grant Chroma a license for an application under Company’s triangulation technology platform.In addition, Priortech and Chroma entered into a voting agreement according to which, conditioned upon and following the closing of the Chroma Transaction, the parties will vote together in the Company’s shareholders meetings and shall have joint control over the Company. Under the voting agreement, and following the closing, Chroma will be entitled to nominate individuals for two seats on the Company’s seven member Board and Priortech will be entitled to nominate three members. The remaining seats will be held by two external directors. The Company also entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma, according to which, subject to and following the closing of the Chroma Transaction, Chroma will be entitled to the same rights Priortech has with respect to registration of our shares (see Item 7.B. – "Related Party Transactions").

The Chroma Transaction is expected to close in the middle of 2019, subject to the approval of the Company’s shareholders, as well as approval by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC), and is also dependent on other customary closing conditions.

For a discussion of capital expenditures, see Item 5.B below - "Liquidity and Capital Resources."

B.            Business Overview.

Our Business

Camtek provides Inspection and Metrology solutions dedicated to increasing production yield and products reliability, enabling and supporting customers' latest technologies in the semiconductor industry. Camtek addresses specific needs of this industry with dedicated solutions based on our advanced core technologies, including advanced image processing, optics related technologies, motion control, material handling and algorithms. Based on such core technologies we design, develop, manufacture and market Inspection and Metrology systems and software solutions for the semiconductor industry.

Inspection and Metrology systems optically inspect and measure various types of semiconductors wafers. Our systems are used to enhance both production processes and yields for various types of manufacturers in the semiconductor industry, and provide our customers with a high level of defect detection and measurement abilities. The systems are easy to operate and offer high accuracy and productivity in high volume manufacturing environments. These systems incorporate proprietary advanced image processing software and algorithms, as well as advanced electro‑optics and precision mechanics and are designed for easy operation and maintenance.

Our global, direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly-owned subsidiaries.

Our Markets

The semiconductor manufacturing industry produces integrated circuits mainly on silicon wafers but also on other materials; each wafer contains numerous integrated dies containing microelectronic devices. The growth of the semiconductor manufacturing industry is heavily dependent on the mobile and automotive segments, which require increased reliability due to the functionalities of the related products, thus enhancing the need for high level Inspection and Metrology steps throughout the manufacturing process.

Inspection and Metrology is implemented at various stages along the semiconductor manufacturing process. Camtek’s systems serve various manufacturing stages starting from the front-end Outgoing Quality Control (OQC), through inspection and metrology of bumps in the mid-end and the inspection of post-diced wafers in the back-end. The surface inspection process looks for defects such as cracks, foreign materials or mechanical damage, and also ensures dimensional conformity, thus eliminating subsequent testing of defective products, increasing overall yield and reducing overall production costs.

In the fast growing advanced packaging market segment, which is our main focus, the integrated circuits are attached to a substrate via an array of bumps, rather than being wire bonded. Wafers designed for such assembly inter-connect go through a process in which various types of bumps, including copper pillars, gold bumps, C4 bump and more, ranging from 2 to 300 microns in height, are plated or stenciled on pads on the face of the integrated circuits. Camtek's systems equipped with 3-D measurement capabilities are used to detect any missing, misplaced or deformed bump and to determine bumps conformity to shape and height specifications. Size, shape and placement deviations may cause damage to the integrated circuit or the substrate during the packaging process, leading to device failure. Each wafer has several million bumps that need to be inspected and measured, and Inspection and Metrology is becoming crucial to the manufacturing process.

A fast growing segment is "micro-electro mechanical systems" ("MEMS") which mainly serves the mobile, medical and automotive markets, utilizing materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, image sensors, video projection devices, sensors and microphones. Many MEMS products are packaged between layers of glass while still at the wafer format, and diced in several steps afterwards. The MEMS manufacturing segment relies heavily on testing to ensure product performance and reliability. This testing may constitute a significant amount of the overall product cost. Camtek's Inspection and Metrology is implemented at various stages along the manufacturing process to detect cracks, foreign materials or mechanical damage, as well as to confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

The complementary metal oxide semiconductor ("CMOS") image sensors ("CIS") is another growing market segment used for mobile devices, automotive and security products. The requirements of this market call for a simultaneous increase in the number of pixels per each sensor and reduction in the size of each pixel, which requires the manufacturing process to have a high resolution inspection for every sensor. Camtek has developed unique capabilities to address these requirements and its systems are being used by large CIS manufacturers.

Product Lines

Inspection and Metrology Systems

Our systems consist of:

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

The inspected product is placed on a designated platform and is scanned under the optical assembly unit. The optical assembly unit then captures images of the product, while the electronic hardware unit processes the image using the analysis algorithms. Detected discrepancies are logged and reported as defects per the user definitions. The image of the defect is immediately available for verification by the system operator. Our systems can also compile and communicate statistical reports of inspection findings via the customer's factory information system.

We offer a broad range of systems for automated optical Inspection and Metrology of semiconductor wafers. We invest significant resources in R&D to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage derives from our R&D innovative capabilities which enable us to adapt our technologies to evolving market needs.

Over the years, our Inspection and Metrology products for the semiconductor industry included the Falcon, Condor, Gannet and Eagle products lines. In 2017, we finalized the implementation of our decision from 2015 to focus our semiconductor activity on the Eagle platform only, and have phased out all other product lines for this industry.

Product	Function
Eagle i
The Eagle i system is designed for high volume 2D inspection, delivering superior 2D inspection and metrology capabilities. The system utilizes the most advanced algorithms enabling detection of down to sub-micron defects and measuring two micron line and space redistribution layer ("RDL").

Eagle AP
The Eagle AP system addresses the fast growing advanced packaging market using state of the art technologies, both software and hardware, that deliver superior 2D and 3D inspection and metrology capabilities on the same platform. The advanced packaging market uses a wide spectrum of bump types and sizes. The Eagle AP meets the current and future requirements in inspection and metrology including measurement of bumps down to 2µm (microns) and providing high throughput.

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

Software Solutions

Solution	Function
YMS
Developed by BISTel Inc. ("BISTel"), the Yield Management Solution ("YMS") incorporates BISTel's advanced data analytic solutions, providing a powerful tool for performance of data mining, data analysis and root cause analysis.

ADC
Developed by Camtek, the Automatic Defect Classification ("ADC") solution provides automatic defect classification of color images, utilizing deep learning techniques, enabling our customers to reduce and even eliminate manual verification.

Customers

We target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

Our customers are semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2018, 2017 and 2016, no individual customer accounted for more than 10% of our total revenues. As of December 31, 2018, our installed base was approximately 930 systems.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (In thousands)
Asia Pacific	98,468	79,105	66,275
United States	13,227	9,484	8,151
Western Europe	11,479	4,896	4,802

Total	123,174	93,485	79,228

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

We have a distribution rights agreement with a Japanese company, under which this company sells, installs and supports our products in Japan.

As of December 31, 2018, 118 of our employees were engaged in our worldwide sales, marketing and support efforts, including support and sales administration staff. Due to the concentration of sales in the Asia Pacific region, we have adjusted our sales organization accordingly, and significantly expanded our sales, marketing and support teams in this region.

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

Manufacturing

Our manufacturing activities consist primarily of the assembly and final integration of parts, components and subassemblies, which are acquired from third‑party vendors and subcontractors. The manufacturing process for our products generally lasts six to twelve weeks. We utilize subcontractors for the production of subsystems, and our current main product, the Eagle system, is manufactured by two Israeli contractors who perform most of the material planning, procurement, manufacturing, testing and assembly work with respect to such systems.

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

We have a manufacturing facility, located in Migdal Ha'Emek, Israel.

Competition

The markets in which we operate are highly competitive. Our main competitors are Rudolph, ATI Electronics Pty Ltd., Cheng Mei Instrument Technology Co., ASTI Holding Limited, Toray Industries Inc. and also, for some limited applications, KLA-Tencor Corporation.

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

The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist

The Government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, IIA, formerly and more commonly known as the Office of Chief Scientist (the "OCS"), pursuant to and subject to the provisions of the R&D Law.

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

As of the date of this Annual Report, no Financed Know-How is utilized in our current or currently anticipated activities (See in Item 3.D above "Risk Factors - Risks relating to our Operations in Israel").

The R&D Law generally requires that a product developed under a grant program be manufactured in Israel. However, subject to receipt of an approval from the IIA, some of the manufacturing volume may be performed outside of Israel. Such approval is subject to the repayment of increased royalties, in an amount of up to 300% of the total grant amount, plus applicable interest, and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel.

The R&D Law also provides that Financed Know-How and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The research committee operating under the IIA may approve the transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the R&D grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of Financed Know-How outside of Israel, in both cases subject to the receipt of certain payments, calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to six times the total amount of the grants plus applicable interest, and in the case the R&D activity related to the know-how remains in Israel, a payment of three times of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How.

For a discussion of the effects of Israeli governmental regulations and our operation in Israel on our business, see in Item 3.D above " Risk Factors - Risks relating to our Operations in Israel".

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2018	2017	2016
	(U.S. Dollars in thousands)
Machinery and equipment*	1,902	1,280	2,610
Building and leasehold improvements	1,327	2,200	434
Computer equipment and software	604	655	510
Office furniture and equipment	96	53	94

Total	$3,929	$4,188	$3,648

* including transfer of inventory to fixed assets in the aggregate of $1,425, $1,050, and $2,313 in 2018, 2017 and 2016, respectively.

Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply to our business: Machinery Directive 2006/42/EC and EMC 2004/108/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor fabrication industry and production equipment producers, apply to us: SEMI S-2 (safety requirements for sale of equipment in the semiconductor fabrication) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor fabrication industry). We comply with the above-mentioned governmental regulations during the systems' design process, which is conducted in accordance with the Company's quality assurance manual ISO9001:2015. In addition, all modules of systems are tested by independent laboratories that certify their compliance with these governmental regulations and have required accreditation.

C.            Organizational Structure

Through its affiliated companies, our principal shareholder, Priortech, engages in various aspects of the electronic production, including, advance packaging designs for the semiconductor industry and advanced organic coreless substrate technology. Priortech currently holds 41.92% of our outstanding ordinary shares (subject to dilution upon closing of the Chroma Transaction). Our revenues from sales to affiliates and subsidiaries of Priortech totaled $0, $0 and $145,000 in 2018, 2017 and 2016, respectively; since these sales were related to our PCB activity, following the PCB Sale Transaction, such sales have ceased.

The following table shows the Company's subsidiaries, all of which are wholly owned by us or by our subsidiaries (except for Camtek HK Ltd., in which Priortech holds no more than one percent of the voting rights), together with each subsidiary's jurisdiction of incorporation, as of the date of this report:

Name of Subsidiary*	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek (Europe) NV	Belgium
Camtek Germany GmbH	Germany
Camtek Inspection Technology (Suzhou) Ltd.	China
Camtek Japan Ltd.	Japan
Camtek Inspection Technology Limited	Taiwan
Camtek South East Asia Pte ltd.	Singapore
Camtek Korea Ltd.	South Korea

*During 2018, the liquidation of SELA – Semiconductor Engineering Laboratories Ltd. and Penta-I Ltd. was completed.

D.	Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha'Emek in northern Israel. These facilities occupy 84,500 square feet of which 16,000 square feet are devoted to the manufacturing of our products. In addition, during 2018 we completed the expansion of such facilities with a new building of approximately 10,500 square feet, and signed an agreement to lease it to a third party lessee. In accordance with agreements signed in 2010 and 2011 with Bank Leumi L'Israel and in 2011 with Bank Mizrahi, a lien has been placed on these facilities.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 22,800 square feet.

Aggregate office rent expenses in 2018 amounted to approximately $583 thousand.

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

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our Inspection and Metrology core technology; see in Item 4.B above "Business Overview - Our Business".

We sell our systems internationally. The majority of sales of our systems in 2018 were to manufacturers in the Asia Pacific region, including South Korea, China, Taiwan and South East Asia, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In 2018, our sales in the Asia Pacific region accounted for approximately 80% of our total revenues, of which approximately 71% of our total revenues were from sales in South Korea, China and Taiwan.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in Item 3.D. above - "Risk Factors - A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs" and under Item 5.A below - "Operating Results - Critical Accounting Policies - Valuation of Inventory"). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets typically takes several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time.

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

Revenue Recognition. On January 1, 2018, the Company adopted Topic 606 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company’s contracts with its customers include performance obligations to provide its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty), which is considered a separate performance obligation.

The Company recognizes revenue from contracts for sales of products when the Company transfers control of the product to the customer, which is generally upon installation at the customer’s premises. Revenues from the contract are recognized in an amount that reflects the consideration the Company expects to be entitled to receive once the product is operating in accordance with its specifications and signed documentation of the arrangement, such as a signed contract or purchase order, has been received. Payment terms with customers may vary, but are generally based on milestones within the delivery process such as shipping and installation. Payment terms do not include significant financing components.

In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery to the distributor assuming all other criteria for revenue recognition are met.

The Company does not incur costs in obtaining a contract except for agents’ commissions, which are incurred upon the recognition of revenues. There are no underlying sales commissions to be capitalized as revenues are recognized over a period of less than a year.

Service revenues consist mainly of contracts charged under time and material arrangements. Service revenues from maintenance contracts are recognized ratably over the contract period.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers.

The Company’s multiple performance obligations consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

The Company records contract liabilities when the customer has been billed in advance of the Company completing its performance obligations. These amounts are recorded as deferred revenue in the Consolidated Balance Sheets.

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

Valuation of Inventory. Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or net realizable value. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider forecasted future sales or service/maintenance of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item's past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the years 2018, 2017 and 2016 we wrote-off inventory in the amount of approximately $0.1, $0.1 and $4.8 million, respectively. The write off amounts are included in the item line called "Cost of revenues", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-offs in the amount of approximately $0.1 and $0.1 million in 2018 and 2017, respectively, related to damaged, obsolete, excess and slow-moving inventory. The write-off in the amount of approximately $4.8 million in 2016 related to our decision to reorganize our mode of operation with respect to our FIT activity. Inventory that is not expected to be converted or consumed in 2019 is classified as non-current. As of December 31, 2018, a $2.1 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2018. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock‑based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black‑Scholes-Merton option‑pricing model. Forfeitures are recognized when they occur.

Recently Issued and Adopted Accounting Standards and Interpretations

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

New standards not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This ASU requires that lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months.  ASU No. 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. This ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with earlier adoption permitted. The expected impact on the Company’s Balance Sheet is an increase in property, plant and equipment and in financial liabilities. The impact on the Statement of Operations is not expected to be material, with an increase in depreciation offset by a reduction in rental and leasing expenses.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326),” which introduces new guidance for the accounting for credit losses on instruments within its scope.  Given the breadth of that scope, this ASU will impact both financial services and non-financial services entities.  The standard is effective for fiscal years beginning after December 15, 2020.  The Company is currently evaluating the effect the adoption of ASU No. 2016-13 will have on its consolidated financial position, results of operations, and cash flows, if any.

Comparison of Period-to-Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31
	2018	2017	2016
Total Revenues	100.00%	100.00%	100.00%
Total Cost of revenues	50.64%	51.31%	58.99%
Gross profit	49.36%	48.69%	41.01%
Operating expenses:
Research and development costs	11.84%	14.48%	15.94%
Selling, general and administrative expenses..	21.26%	23.56%	27.64%
Reorganization and impairment (costs)	0.00%	0.00%	(5.12)%
Litigation settlement	0.00%	13.91%	0.00%
Total operating expenses	33.09%	51.94%	38.46%
Operating income (loss)	16.26%	(3.25)%	2.55%
Financial income (expenses), net	0.59%	(0.16)%	(1.07)%
Income tax (expenses) benefit	(1.65)%	5.21%	(0.38)%
Net income from continuing operations	15.21%	1.81%	1.10%
Net income from discontinued operations	-	13.13%	4.88%
Net income	15.21%	14.94%	5.98%

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

Revenues. Revenues increased by 32% to $123.2 million in 2018 from $93.5 million in 2017, due primarily to increase in number of product units sold.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $60.8 million in 2018 from $45.5 million in 2017, an increase of $15.3 million, or 34%. Our gross margin increased to 49.4% in 2018, compared to a gross margin of 48.7% in 2017, mainly as a function of the product and sales mix delivered.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2018 increased to $14.6 million from $13.5 million in 2017 due to increased business activity.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 19% to $26.2 million in 2018 from $22.0 million in 2017, mainly due to increased sales commissions.

Financial Income (Expenses), Net. We had net financial income of $0.7 million in 2018, compared to net financial expense of $0.2 million in 2017. These changes mainly relate to interest revenue on our cash deposits as well as foreign currency income, net. Foreign currency income, net, resulting from transactions not denominated in U.S. Dollars, amounted to $226 thousand in 2018 compared to an expense of $41 thousand in 2017.

Provision for Income Taxes. Income tax expense was $2.0 million in 2018, mostly based on the utilization of prior tax losses, and we recorded a $4.9 million benefit in 2017; the tax benefit in 2017 mainly related to creation of a deferred tax asset which was utilized in the discontinued operation.

Net Income from continuing operations. We realized net income of $18.7 million in 2018 compared to net income of $1.7 million in 2017, due to increased revenues, and the offsetting in 2017 by the expenses from the settlement of the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings").

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

Provision for Income Taxes. Income tax benefit was $4.9 million in 2017 and we recorded a $0.3 million expense in 2016; the tax benefit in 2017 mainly related to creation of a deferred tax asset which was utilized in the discontinued operation.

Net Income from continuing operations. We realized net income of $1.7 million in 2017 compared to net income of $0.9 million in 2016, due to increased revenues, offset by the expenses from the settlement of the Rudolph patent litigation (see in Item 8.A – "Consolidated Statements and Other Financial Information – Legal Proceedings").

B.            Liquidity and Capital Resources

At December 31, 2018, our cash and cash equivalent balances totaled approximately $54.9 million. At December 31, 2017, our cash and cash equivalent balances totaled approximately $43.7 million. The year-to-year increase in cash and cash equivalents mainly results from increased revenues and improved profitability. Our cash is invested in bank deposits spread among several banks, primarily in Israel.

From our inception through December 31, 2018 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $11.9 million in a public offering of our shares in May 2016 and expect to receive in 2019 an additional $16 million pursuant to the share issuance under the Chroma Transaction, subject to the closing thereof (see in Item 4.A. – "History and Development of the Company").

Our working capital was approximately $80.1 million in 2018 and $63.6 million in 2017. The increase is mainly attributed to increased cash and cash equivalents, increased trade receivables and inventory, partially offset by increased trade accounts payable and other current liabilities.

Our capital expenditures during 2018 were approximately $2.5 million, mainly due to the building of new clean room facilities in Migdal Ha’Emek and operating activities.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements for at least the next 12 months. If available liquidity is not sufficient to meet our operating obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also in Item 3.D above "Risk Factors - We have historically incurred significant losses and negative cash flows and may not sustain profitable operations or continue to have positive operating cash flows in the future " ).

Cash flow from operating activities

Net cash and cash equivalents provided by (used in) operating activities for the years ended December 31, 2018, 2017 and 2016 totaled $16.8 million, $1.6 million and $(17.3 million), respectively.

During 2018, cash provided by operating activities was primarily attributed to net income, offset by increases in inventory, trade accounts receivable, trade accounts payable and other current liabilities.

During 2017, cash provided by operating activities was primarily attributed to continuing operations, offset by net cash used in operating activities from discontinued operations.

During 2016, cash (used in) operating activities was primarily attributed to net income of $4.7 million, adjusted to exclude the effect of a decrease in trade accounts payable of $1.2 million and of other current liabilities of $2.2 million, offset by the payment of $14.6 million relating to the Rudolph patent litigation, an increase in trade accounts receivable of $9.0 million, and the write off of liabilities to the IIA of $4.8 million.

Cash flow from investing activities

Cash flow used in investing activities in 2018 was $(2.3) million, due to investment in fixed and intangible assets. Cash flow provided by investing activities in 2017 was $26.6 million, due to net cash received in the PCB Sale Transaction offset by investment of $3.2 million in fixed and intangible assets. Cash flow provided by investing activities in 2016 was $6.2 million, due to the release of short term deposits of $7.9 million offset by investment of $1.6 million in fixed and intangible assets.

Our capital expenditures in 2018 were used primarily for the building of new clean room facilities in Migdal Ha’Emek and operating activities. Our capital expenditures in 2017 were used primarily for the construction of a new building adjacent to our headquarters. Our capital expenditures in 2016 were used primarily for investment in electronic equipment, machinery and a new clean room in our facility in Israel.

Cash flow from financing activities

Cash flow used in financing activities in 2018 was $3.3 million, mainly due to a dividend payment offset by the proceeds from exercise of share options.

Cash flow used in financing activities in 2017 was $3.7 million, mainly due to a dividend payment offset by the proceeds from exercise of share options.

Cash flow used in financing activities in 2016 was $4 thousand.

Effective Corporate Tax Rate

Camtek's production facility in Israel has been granted "Approved Enterprise" status under the Investment Law (as defined in Item 10.E. – "Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959" below). We participate in the Alternative Benefits Program and, accordingly, income from our Approved Enterprise will be tax exempt for a period of 10 years, commencing on the first year in which the Approved Enterprise first generates taxable income, due to the fact that we operate in Zone "A" in Israel.

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

As of December 31, 2018 approximately $19.1 million of Camtek’s prior year earnings were tax-exempt earnings attributable to its Approved Enterprise and approximately $2.9 million were tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits in the year in which they were generated. According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2018, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $4.8 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $0.7 million. These amounts would be recorded as an income tax expense in the period in which we would declare the dividend.

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

Our R&D efforts are primarily focused on:

•	improving our defect detection capabilities while reducing the number of false alarms, simplifying operation and reducing the level of user expertise required to realize the benefits of our systems;

•	increasing the throughput of our Inspection and Metrology systems;

•	providing unique technological solutions to our customers; and

•	adding capabilities to expand our market segments.

In addition, we are focusing our efforts on leveraging our core technologies, expertise and experience into continually enhancing the value to the user and the return on investment from our products. We believe that our internal multi‑disciplinary expertise will enable us to maintain and enhance our technological edge.

As of December 31, 2018, we had 67 employees engaged in R&D, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $14.6 million, $13.5 million and $12.6 million for the years ended December 31, 2018, 2017 and 2016, respectively, representing 11.8%, 14% and 16% of the total revenues for the years then ended.

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

We have 38 pending patents worldwide and 8 U.S. provisional applications. In addition, we have 95 registered patents worldwide. These patents relate to our proprietary technology and know-how developed for Inspection and Metrology and Functional Inkjet Technology tools. We also have one registered trademark in Israel

D. Trend Information

The semiconductor industry has historically been cyclical and highly influenced by weakness or uncertainties in global economic conditions. Gartner Inc. ("Gartner"), forecasts the world GDP to grow by 2.9% in 2019 compared to an estimated increase of 3.1% in 2018. 2017 and 2018 were characterized by growth of the semiconductor industry and increased capital expenditure spending by the major manufacturers and OSAT companies. Gartner forecasts semiconductor revenues to increase by 2.6% in 2019, compared to an increase of 13.4% in 2018. According to several research reports, key drivers for future demand in the semiconductor industry include mobile devices, data centers infrastructure, Artificial Intelligence, augmented and virtual reality, smart sensors, internet-of-things and other electronic equipment. Currently, there is some uncertainty regarding the outlook for 2019 in light inter alia of the trade war between the U.S. and China (see above item 3.D. – " Risk Factors - A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region, and specifically in China, subjects us to additional risks that could impede harm our revenues, results of operations and cash flow") and the demand for mobile devices. For specific trend information regarding the markets in which we operate see Item 4.B above - "Business Overview - Our Markets".

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

As of December 31, 2018, minimum future rental payments under such non-cancelable operating lease agreements were approximately $2.0 million.

F. Contractual Obligations and Other Commercial Commitments.

As of December 31, 2018, we had contractual obligations and commercial commitments of:

	Payment Due by Period
	Total	Less than 1 Year	1‑3 years	3‑5 years	More than 5 years
Contractual Obligations	(in thousands)
Purchase obligations (1)	9,716	9,716	-	-	-
Severance obligation	898	-	-	-	898
Other long‑term obligations (2)	1,978	1,007	931	40	-
Total	12,592	10,723	931	40	898

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.
(2)
In 2015, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2018, the minimum future rental payments (including future vehicle rental by our subsidiaries) were approximately $0.8 million.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2018, minimum future rental payments under these leases amounted to $1.1 million.

Item 6.	Directors, Senior Management and Key Employees

A.            Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	70	Director and Chief Executive Officer
Yotam Stern	66	Director
Eran Bendoly	54	Director
Yehezkel (Chezy) Ofir*	67	Director
Yael Andorn**	48	Director
Yossi Shacham-Diamand**	65	Director
Moty Ben-Arie	64	Chairman of the Board of Directors
Moshe Eisenberg	52	Vice President – Chief Financial Officer
Ramy Langer	65	Vice President – Chief Operating Officer
Orit Geva Dvash	47	Vice President - Human Resources

* Yehezkel (Chezy) Ofir serves as an independent Director as of October 3, 2018, the date of the special general meeting of shareholders that approved his appointment as such (the "2018 SGM").

** Ms. Yael Andorn and Prof. Yossi Shacham-Diamand serve as our external directors, as of October 3, 2018, the date of the 2018 SGM, replacing our former external directors, Ms. Gabi Heller and Mr. Rafi Koriat, after their terms of service expired in September 2018.

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

Yotam Stern has served on our Board of Directors since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. As of 1993 Mr. Stern also serves as a Director of PCB Technologies Ltd., our affiliate which is also Priortech’s associated company. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

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

Yehezkel (Chezy) Ofir has served on our Board of Directors since October 3, 2018. From 2012 until 2015 served as external director of Adama Agricultural Solutions Ltd. From 2004 until 2010; Ofir served as a director at Shufersal Ltd. (2004-2010); Served as of 2014 as a Director and as of 2016 acting Chairman (nominated by the Board) of the Israeli Postal Bank Company Ltd. Until 2017; Served as a Director at SodaStream 2016-2019; Serves as a director from 2016 at Hadassa Medical Centers (Ein-Karem, Jerusalem). Serves as a director at Micronet (as of 2012-) and at MICT Technologies, Inc.( as of 2013-). He is a Professor and faculty member at the School of Business Administration, The Hebrew University of Jerusalem. Prof. Ofir holds a B.Sc. and M.Sc. in Engineering from Ben-Gurion University, M.Phil. and Ph.D. in Business Administration from Columbia University.

Yael Andorn has served on our board of Directors since October 3, 2018 and she is currently the Chairperson of our Audit Committee. Ms. Andorn is the founder and CEO of CapitalA, and serves on the Boards of Directors of public companies such as El-Al Airlines and Castro. Ms. Andorn previously served on private and public boards, including Midroog-Moody's Rating, Oil Refineries (Bazan),  Retalix,  The National Lottery, Clal Health Insurance and Clal Credit Insurance, and as head of the Investment Committee of the Teacher’s Saving Fund. Ms. Andorn served as director general of Israel’s Ministry of Finance between 2013 and 2015 and as Partner at Viola Credit between 2012 and 2013. Between 2005 and 2011, Ms. Andorn served as CEO at Amitim and also served on the investment committee. Ms. Andorn held several positions at Israel’s Ministry of Finance Budget Department, Bank of Israel and IDF 8200 Intelligence Unit. Ms. Andorn holds a Bachelor of Economics and a Master in Business Administration from the Hebrew University of Jerusalem.

Yossi Shacham-Diamand has served on our Board of Directors since October 3, 2018. Since 2001, Prof. Shacham-Diamand serves as The Bernard L. Schwartz Academic Chair for nano scale information technologies in the Department of Electrical Engineering - Physical Electronics, and in the Department of Material Science and Technology, Faculty of Engineering, Tel Aviv University. Prof. Shacham-Diamand currently serves on the advisory board of CartaSense Ltd. and SolChip Ltd., and previously served as consultant to numerous manufacturing companies such as: Zoran Inc., Intel Inc., Applied Materials Inc., Nova Instruments Inc., as well as to numerous investment and holding companies in Israel and abroad. Prof. Shacham-Diamand previously served on the board of directors of PCB Ltd. (today, Priortech Ltd.) and "RAMOT" by Tel Aviv University. Since 2018, Prof. Shacham-Diamand serves as a visiting professor at the Department of Electronics and Telecommunication, The Politecnico di Torino, Torino, Italy, and since 2012, serves as a distinguished international Chair Professor in Feng Chia University, Taichung, Taiwan.   Since 2014, Prof Shacham-Diamand serves as a member of the MAGNET committee, Ministry of Trade and Industry. Prof. Shacham-Diamand holds a D.Sc. EE, M.Sc. EE, and B.Sc. EE (Summa-cum Laude), all from the Technion- Israel Institute of Technology, Haifa, Israel, and also completed a postdoctoral research at U.C. Berkeley, CA, USA.

Moty Ben-Arie serves as our Chairman of the Board of Directors since March 28, 2017. Mr. Ben Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Moshe Eisenberg has served as our Chief Financial Officer since November 2011. From 2010 to 2011, Mr. Eisenberg served as the Chief Financial Officer of Exlibris, a global provider of library automation solution for the academic market. Prior to that, from 2005 to 2009, Mr. Eisenberg served as the Chief Financial Officer of Scopus Video Networks Ltd., a leading provider of digital compression, decoding & video processing equipment. Prior to that, Mr. Eisenberg held various professional and managerial positions at Gilat Satellite Networks Ltd. and its wholly owned US subsidiary, Spacenet Inc. Mr. Eisenberg holds an MBA from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

Ramy Langer has served as our Chief Operating Officer since November 2017, following the consummation of the PCB Sale Transaction. Prior to his appointment as Chief Operating Officer he served as Vice President - Semiconductors Division from February 2014. From 2007 until 2012, Mr. Langer served as the Chief Executive Officer (and co-founder) of Infinite Memory Ltd., a fab-less developer of products based on Saifun Semiconductors Ltd.'s technology. From 2005 until 2007, Mr. Langer served as Vice President- Business Development of Saifun, where he marketed non-volatile memory IP. From 2002 until 2005, Mr. Langer served as Managing Director of Infineon Flash, a fab-less developer of products based on Saifun's technology using Infineon DRAM process. From 1999 until 2002, Mr. Langer served as Vice President- Marketing & Sales of Tower Semiconductors Ltd., manufacturer of integrated circuits. Prior to that, Mr. Langer held various executive positions at Kulicke and Soffa Industries, Inc., a leading global semiconductor assembly equipment manufacturer. Mr. Langer holds a B.Sc. in Electronic Engineering from the Technion – Israel Institute of Technology and a M.Sc. in Electronic Engineering from Drexel University, Philadelphia.

Orit Geva Dvash has served as our VP Human Resources ("HR") since November 2017. Previously, since 2014, Ms. Geva Dvash served as our HR Director. Prior to that, from 2008 to 2014, Ms. Geva Dvash served as our HR manager. Prior to that, from 2002 to 2008, Ms. Geva Dvash served at various HR positions at IBM research lab. Ms. Geva Dvash holds a Masters in political science from Haifa University and B.A. in political science and English literature from Haifa university.

Arrangements Involving Directors and Senior Management

In February 2019, as part of the Chroma Transaction, a voting agreement has been signed between Priortech and Chroma according to which, following the closing, the parties will vote together in the Company’s shareholders’ meetings and, Chroma will be entitled to nominate directors for two seats on the Company’s Board of Directors and Priortech will be entitled to nominate directors for three seats (see Item 4.A. – "History and Development of the Company").

Except for such voting agreement entered into in the framework of the Chroma Transaction, there are no arrangements or understandings of which we are aware, relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this section A (Directors and Senior Management).

B.            Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2018 to all persons listed in Section A above (Directors and Senior Management), in addition to Mr. Rafi Koriat and Ms. Gabi Heller who served as our external directors until September 2018, was approximately $2.3 million, which includes $0.1 million paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our executive officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

We compensate our independent directors for serving on our board of directors by payment of cash fees in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the "Remuneration Regulations"), reimbursement for expenses and the award of share options or RSUs. Messrs. Rafi Amit and Yotam Stern do not receive compensation for their service as our directors; see in item 6.C below "Board Practices - Remuneration of Directors".

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see in Item 6.C below - "Board Practices – External Directors – Qualification") during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our "Covered Office Holders". All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position(1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)(5)	Other (USD) (6)	Total (USD)
Rafi Amit – Chief Executive Officer	313,133	176,202	236,443(1,287,118)	105,645	831,423
Ramy Langer - Chief Operating Officer	287,884	65,850	177,204(772,271)	-	530,938
Moshe Eisenberg - Chief Financial Officer	271,749	69,272	176,252(772,271)	-	517,273
Orit Geva-Dvash - Vice President, Human Resources	157,220	30,615	76,803(360,393)	-	264,634
Eran Bendoly – Director (7)	33,125	-	1,772(28,253)	-	34,897
Total	1,063,107	341,939	668,474(3,220,306)	105,645	2,179,165

(1)	All Covered Office Holders are employed on a full-time (100%) basis, except for Mr. Amit who dedicates 90% of his time to his role as our Chief Executive Officer.
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

(4)	Bracketed numbers represent the fair value on the grant date of equity based compensation granted to the Covered Office Holder during the year ended December 31, 2018.
(5)
Represents the equity based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2018 for each Covered Office Holder, based on the options' fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

(6)
Includes relocation expenses which may consist of, to the extent applicable to the Covered Office Holder: housing, schooling, car, medical insurance and travel expenses for the Covered Office Holder and family members residing with him abroad.

(7)
Eran Bendoly is one of the Company’s independent directors and accordingly he is entitled to the compensation paid to our independent directors, as detailed under Item 6.B.- "Directors, Senior Management and Key Employees - Compensation - Aggregate Executive Compensation" above.

Employment Agreements

We maintain written employment agreements with our employees, including all of our executive officers, that contain customary provisions, including non-compete and confidentiality agreements.

Effective May 26, 2015, we entered into an amended employment agreement with Mr. Amit, Chief Executive Officer and our former Chairman of the Board of Directors. Under his amended employment agreement, Mr. Amit spends 90% of his time in service as our CEO, and his compensation includes: (i) an annual base salary in the amount of $313,133; and (ii) an annual performance-based bonus. In the annual general meeting of shareholders held in June 2018 (the "2018 AGM") Our Compensation Committee, Board of Directors and shareholders approved a three-year Cash Bonus Plan for Mr. Amit, for the years 2018-2020; according to such bonus plan Mr. Amit's annual on target cash bonus for each of these years shall be equal to nine monthly base salaries, conditioned upon his performance in each of these years measured against criteria pre-determined by our Compensation Committee and Board of Directors, with respect to the applicable year. Also, in 2018, Mr. Amit received a cash bonus for the year 2017, in a sum of $176,201.

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

As Mr. Amit may be deemed, together with the Priortech Founding Members (and following the closing of the Chroma Transaction, together with Chroma), to control the Company (see in Item 3.D " Risk Factors- Our principal shareholder, Priortech, holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests. Our relationship with Priortech may give rise to a conflict of interests" above), in accordance with the Companies Law, his terms of employment must be approved by the Company's shareholders at least once every three years, and, accordingly, were last re-approved at the  2018 AGM.

Mr. Amit does not receive any compensation in respect of his services as a member of our Board of Directors.

C.            Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee, internal auditor and approvals of interested parties transactions. These matters are in addition to the Nasdaq Rules and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer such as us may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members; See Item 3.D above – "Risk Factors - Being a foreign private issuer exempts us from certain SEC and Nasdaq requirements, which may result in less protection for investors ". For information regarding home country rules followed by us see Item 16G – below "Corporate Governance".

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of seven members; Each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie and Eran Bendoly were re-appointed at our 2018 AGM, following the recommendation by the Company's Nomination Committee, and are each serving an approximately one-year term, which is due to expire at our 2019 annual general meeting of shareholders. In addition, following the recommendation of our Nomination Committee and Board of Directors, our shareholders approved, at our 2018 SGM, the appointment of Ms. Yael Andorn and Prof. Yossi Shacham-Diamand as external directors in accordance with the Companies Law, for a term of three years each, and the appointment of Prof. Yehezkel (Chezy) Ofir to serve as independent director until the conclusion of the 2019 annual general meeting of the Company’s shareholders.

Following  the voting agreement signed between Priortech and Chroma (see Item 4.A. – "History and Development of the Company"), subject to and upon closing of the Chroma Transaction, Chroma will be entitled to nominate individuals for two seats on the Company’s seven member Board and Priortech will be entitled to nominate three members. The remaining seats will be held by our two external directors.
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

The Board of Directors may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Our Board of Directors has appointed an Audit Committee, also serving as a Compensation Committee and a Nomination Committee; for information regarding the duties, responsibilities and composition of each of our committees, see Item 6.C below – "Board Practices - Committees of the Board of Directors".

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

Independent Directors

Under the Nasdaq Rules, a majority of our directors is required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of a company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of a company or its affiliates. Five of our seven members of the Board - Ms. Yael Andorn and Messrs. Yehezkel (Chezy) Ofir, Yossi Shacham-Diamand, Eran Bendoly and Moty Ben Arie - qualify as independent directors under the Nasdaq Rules.

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

Our External Directors. Ms. Yael Andorn and Prof. Yossi Shacham-Diamand were appointed as our external directors in our 2018 SGM held on October 3, 2018, for a three-year-term which will expire on October 2, 2021. Our Board of Directors has determined that Ms. Andorn has the "accounting and financial expertise" and that Mr. Shacham-Diamand has the "professional qualifications" required by the Companies Law.

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

According to regulations promulgated under the Companies Law with respect to relief in approval of certain related party transactions (the "Relief Regulations"), shareholders' approval for directors’ compensation and employment arrangements is not required if both the Compensation Committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations. Further, according to the Relief Regulations, shareholders' approval for directors' compensation and employment arrangements is not required if (i) both the Compensation Committee and the board of directors resolve that such terms (a) are not more beneficial than the former terms, or are essentially the same in their effect; and (b) are in line with the company's compensation policy; and (ii) such terms are brought for shareholder approval at the next general meeting of shareholders. Also, according to the Remuneration Regulations, shareholder approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in such regulations.

As consideration for their service as directors and their participation in each meeting of the Board or Board's committees, we pay each of our external and independent directors (all Board members except for Mr. Amit and Mr. Stern) a fixed annual fee, a fixed participation fee and reimbursement of expenses in the following amounts: NIS 70,000 (approximately $19,009) as annual fee, NIS 2,600 (approximately $706) as in-person participation fee, NIS 1,560 (approximately $423) for conference call participation and NIS 1,300 (approximately $353) for written resolutions. As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the amount of the Company’s capital, and the maximum amounts of such fees as set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Alleviation Regulations"), they are exempt from shareholder approval, in accordance with the Relief Regulations. The above-mentioned cash remuneration is in line with the Company's Executives & Directors Compensation Policy (the "Compensation Policy"), according to which each of the Company's non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees.

Messrs. Rafi Amit and Yotam Stern do not receive any payment with respect to their service as our directors.

At the 2018 SGM, as well as in previous years, we have granted RSUs and options (respectively) to our directors. See item 6.E below – "Share Ownership – Share Incentive Plans". The following table sets forth the number of Ordinary Shares held by our directors, as of March 12, 2019, and the number of options exercisable and RSUs vested as of March 12, 2019 and within 60 days from such date:

Name of Director	Number of Options Exercisable as of March 12, 2019 and within 60 days	Number of RSU’s vested as of March 12, 2019 and within 60 days	Number of Ordinary Shares held as of March 12, 2019
Rafi Amit	10,083	0	0
Yotam Stern	0	0	104,445
Eran Bendoly	0	269	509
Moty Ben- Arie	0	269	269
Yael Andorn	0	269	269
Yehezkel (Chezy) Ofir	0	269	269
Yossi Shacham-Diamand	0	269	269

The options were granted pursuant to our then in effect equity plan and in accordance with the grant terms included therein. The RSUs were granted pursuant to our Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) (the "2018 Plan"). For additional information regarding the main terms of the option and RSUs grants, please see item 6.E below – "Share Ownership – Share Incentive Plans"

Committees of the Board of Directors

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

Our Audit Committee. The members of our Audit Committee are Ms. Yael Andorn and Messrs. Eran Bendoly and Yossi Shacham-Diamand; all of whom are independent directors in accordance with Nasdaq Rules. Mr. Bendoly and Ms. Andorn qualify as financial experts while Ms. Andorn and Mr. Shacham-Diamand serve as external directors and as such, meet the independence criteria set forth in the Companies Law. Ms. Andorn is the Chairperson of our Audit Committee.

Compensation Committee

Nasdaq Requirements. Under Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee comprised solely of independent directors, subject to certain exceptions. As all of the members of our Audit Committee meet the independence requirements for compensation committee members set forth in the Nasdaq Rule 5605(d)(2), as a foreign private issuer, we have elected, pursuant to Nasdaq Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the certain provisions of Nasdaq Rule 5605(d), which would require us to have a separate compensation committee (see below).

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

Our Compensation Committee. Pursuant to the Companies Law, an audit committee that satisfies the requirements of the Companies Law regarding the composition of a compensation committee, may be authorized to carry out all duties and responsibilities of the compensation committee. Accordingly, our Board of Directors has authorized our Audit Committee to carry out the duties and responsibilities of the compensation committee. This practice is compliant with Israeli law and, as a foreign private issuer, we have elected to follow Israeli practice, in lieu of compliance with the relevant Nasdaq Rule  requiring us to have a separate compensation committee (see under "Nasdaq Requirements" above).

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board's selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. In 2018 our Board of Directors appointed a Nomination Committee, comprised of our two external directors, Ms. Andorn and Mr. Shacham-Diamand. Following such appointment, our Nomination Committee has assumed the responsibility for recommending to the Board nominees for election (including re-election) to the Company's Board of Directors, in lieu of the recommendation by our independent directors.

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

Our Compensation Policy for office holders was originally approved by our shareholders at a special general meeting of shareholders held in October 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors. The Compensation Policy was amended four times since; in November 2014 our shareholders approved an increase of the maximum yearly equity value which may be granted to any of our office holders; in August 2015 our shareholders approved an amendment increasing the maximum annual salary which may be granted to our Chief Executive Officer; in November 2016 our shareholders approved certain additional amendments to our Compensation Policy, mainly: (1) allowing the Company's Chief Executive Officer to approve insignificant changes in the terms of office and employment of executives (i.e., not exceeding 5% of the aggregate value of the total cash compensation for such calendar year) who are directly subordinated to him, without the need for Compensation Committee approval, provided that such changes are in accordance with the Compensation Policy; (2) increasing the cap for the portion of the targets for annual bonuses of executives (other than our Chief Executive Officer) which may be based on non-measurable criteria, up to 50%; and (3) with respect to our Chief Executive Officer – setting the cap for the portion of the targets for his annual bonuses which may be based on non-measurable criteria, at 50%, provided however, that such portion shall not exceed three monthly salaries; and, in June 2018, our shareholders approved certain additional amendments to our Compensation Policy, as follows: (1) increasing the cap of the on target annual bonus of our Chief Executive Officer from six (6) monthly base salaries to nine (9) monthly base salaries; (2) increasing the maximum amount of annual bonus payable to our Chief Executive Officer from nine (9) monthly base salaries to thirteen and a half (13.5) monthly base salaries; (3) increasing the payment threshold for payment of annual bonuses to the Company's Office Holders, from two million USD (US$2,000,000) to four and a half million USD (US$4,500,000); (4) providing that the determination and caps on the remuneration of external directors shall be subject to and in accordance with all applicable regulations under the Companies Law (rather than previous reference to Remuneration Regulations only); and (5) increasing the coverage and premiums caps with respect to our directors and officers liability insurance policy.

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

•
extraordinary transactions with controlling parties, and extraordinary transactions with a third party - where a controlling party has a personal interest in the transaction, or any transaction with the controlling shareholder or his relative regarding terms of service - provided directly or indirectly (including through a company controlled by the controlling shareholder) - and terms of employment (for a controlling shareholder who is not an office holder). A "relative" is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse's descendant, sibling or parent and the spouse of any of the foregoing.

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

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may possess and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder: (i) holds at least 5% of the company's outstanding share capital or voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) likely to have a material impact on the company's profitability, assets or liabilities.

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

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, with respect to an office holder who is a director also by our shareholders. However, according to the Relief Regulations, shareholders' approval for the procurement of directors' insurance is not required if the insurance policy is approved by our compensation committee and (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company's profitability, assets or obligations. Further, as our insurance coverage includes office holders who are controlling shareholders – namely Mr. Rafi Amit and Mr. Yotam Stern - in accordance with the Relief Regulations, shareholders' approval may be waived, if, in addition to the approval of the compensation committee as set forth above, our board of directors approves all such matters approved by the compensation committee, and both organs approve that the terms of the insurance policy are identical with respect to all office holders, including the controlling shareholders.

Indemnification letters, covering exemption from, indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law discussed above, were granted to each of our present office holders and were approved for future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors' and officers' liability insurance policy for the benefit of our office holders, including our directors. This policy was approved by our Board of Directors on December 10, 2018, and is effective until November 30, 2019.

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

D.	Employees

Employees

The following table sets forth the number of our employees engaged in the specified activities at the end of each of the years 2018, 2017 and 2016:

	As of December 31,
	2018	2017	2016
Executive management	4	4	4
Research and development	67	66	67
Sales support	85	72	64
Sales and marketing	33	32	33
Administration	43	45	45
Operations	63	55	49

Total	295	274	262

The following table sets forth the number of our employees located in the following geographic regions at the end of each of the years 2018, 2017 and 2016:

	As of December 31,
	2018	2017	2016
Israel	181	172	167
Abroad	114	102	95
Total	295	274	262

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 36,511,400 ordinary shares outstanding as of March 12, 2019.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	15,277,695	41.84%
Rafi Amit(2)	10,083	0.03%
Yotam Stern(3)	104,445	0.29%
Eran Bendoly(4)	*	*
Moty Ben-Arie(4)	*	*
Yossi Shacham- Diamand(4)	*	*
Yael Andorn(4)	*	*
Yehezkel (Chezy) Ofir(4)	*	*
Moshe Eisenberg(4)	*	*
Ramy Langer(4)	*	*

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of March 12, 2019, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of March 12, 2019, was 45,428.

(2)
Mr. Amit does not directly own any of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 104,445 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)
Holding less than 1% of our outstanding ordinary shares (including options held by each such person which have vested or will vest within 60 days as of March 12, 2019) and have therefore not been listed separately.

Share Incentive Plans

General

We currently maintain one active share incentive plan which is the 2018 Plan.

The 2018 Plan was adopted by the Company in April 2018 and replaced the Company’s previous equity plans - the 2014 Share Option Plan (the "2014 Plan") and the 2007 Restricted Share Unit Plan (the "2007 Plan").

The purpose and intent of the 2018 Plan is to advance the interests of the Company by affording to selected employees, officers, directors, consultants and other services providers of the Company and its affiliates an opportunity to acquire or increase its proprietary interest in the Company, by the grant in their favor of options, restricted shares and RSUs, as well as any of the foregoing awards the exercise or vesting of which, as applicable, shall be conditional upon the performance of the Company, its applicable division or the applicable grantee, over such period and measured against such objective criteria as shall be determined by the Board and detailed in the applicable grant agreement (the "Performance Based Award(s)" and collectively with the foregoing awards, the "Awards"), thus providing such grantee an additional incentive to become, and to remain, employed and/or engaged by the Company or it applicable affiliate, and encouraging such grantee’s sense of proprietorship and stimulating his or her active interest in the success of the Company.

2018 Plan

General. As of December 31, 2018, 1,051,054 Awards were outstanding under the 2018 Plan.

Administration of the 2018 Plan. Our 2018 Plan is administered by our Board. Under the 2018 Plan, Awards may be granted to our officers, directors, employees or consultants and those of our subsidiaries. The exercise price of options under the 2018 Plan is determined by our Board, and is generally set as the fair market value on the date of grant. The purchase price for each RSU and restricted share is not more than the underlying share's nominal value, unless otherwise determined by the Board. The vesting schedule of the Awards is also determined by the Board of Directors; generally the options vest over a four-year period, with 25% of the options vest on the first anniversary of the vesting start date, an additional 25% of the options to vest on the second anniversary of the start date and the remaining vesting on a monthly basis over the subsequent 24 months. The vesting of Performance Based Awards may be subject to, in whole or in part, performance conditions which shall be either in addition or instead of the aforementioned time-based vesting. Each Award granted under the 2018 Plan is usually exercisable between its vesting time and up to seven years from the date of the grant of the applicable Award and subject to certain early expiration provisions, such as in the event of termination of engagement with the Company.

Future Awards to be granted by us to our employees, officers, directors and consultants, or those of our affiliates, will only be made pursuant to the 2018 Plan.

Previous Plans

As of December 31, 2018, (i) under our old 2003 Share Option Plan there were options exercisable and vested for 100,615 ordinary shares at a weighted average exercise price of $3.54 per share; (ii) under the 2014 Plan there were options exercisable and vested for 117,359 ordinary shares at a weighted average exercise price of $2.26, and unvested options exercisable for 301,811 ordinary shares at a weighted average exercise price of $3.35; and (iii) under the 2007 Plan there are unvested RSUs that impart the right to 83,800 ordinary shares.

Item 7.                    Major Shareholders and Related Party Transactions.

A.            Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 12, 2019, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 36,511,400 ordinary shares outstanding as of March 12, 2019.

	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	15,277,695	41.84%
Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot") (2)	1,961,695	5.37%

(1)
31.09% of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, Zehava Wineberg and Hanoch Feldstien and the estates of Itzhak Krell (deceased) and Haim Langmas (deceased), may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech's principal executive offices are located at South Industrial Zone, Migdal Ha'Emek 23150, Israel.

(2)
Based on the Schedule 13G filed by Yelin Lapidot, Yair Lapidot and Dov Yelin on February 6, 2019, which presented ownership as of December 31, 2018. The 1,961,695 Ordinary Shares reported under such Schedule 13G by Yelin Lapidot are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (473,240 Ordinary Shares) and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (1,488,455 Ordinary Shares), each a wholly owned subsidiary of Yelin Lapidot (the "Yelin Lapidot Subsidiaries"). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. The Yelin Lapidot Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Company's Ordinary Shares is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot, and the Yelin Lapidot Subsidiaries disclaims beneficial ownership of the Ordinary Shares covered by the abovementioned Schedule 13G. Yelin Lapidot's principle address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

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

On December 30, 2004, the Registration Rights Agreement with Priortech was first amended. The amendment concerned primarily the grant of unlimited shelf registration rights there under to Priortech with respect to its holdings in us, and the assignability of those shelf registration rights to its transferees.

On May 13, 2015, following the approval of our Audit Committee and Board of Directors, the Registration Rights Agreement with Priortech was renewed for an additional 5-year period effective as of December 31, 2014.

In the framework of the Chroma Transaction, the Company, Chroma and Priortech entered into a Second Amended and Restated Registration Rights Agreement which, following the closing of the Chroma Transaction, shall replace the current Registration Rights Agreement and will grant Chroma registration rights with respect to our Ordinary Shares held by it, which are similar to those of Priortech. For a description of the definitive agreements signed under the Chroma Transaction, see Item 4.A. – "History and Development of the Company".

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

Legal Proceedings

We are not a party to any material legal proceedings.

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

The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2016:	3.23	1.70	3.27	1.70
2017:
First Quarter	4.02	3.23	4.07	3.24
Second Quarter	7.40	3.66	7.67	3.65
Third Quarter	5.56	4.22	5.61	4.19
Fourth Quarter	6.50	5.12	6.44	5.41
Fiscal Year Ended December 31, 2017:	7.40	3.23	7.67	3.24
2018:
First Quarter	7.05	5.81	6.84	5.56
Second Quarter	8.60	6.39	8.63	6.42
Third Quarter	10.72	7.46	10.78	7.47
Fourth Quarter	8.82	6.45	8.75	6.42
Fiscal Year Ended December 31, 2018	10.72	5.81	10.78	5.56
Monthly Market Prices for the Most Recent Six Months:
September 2018	10.09	8.16	9.92	8.13
October 2018	8.82	7.04	8.75	6.96
November 2018	8.17	7.51	8.45	7.60
December 2018	8.59	6.45	8.62	6.42
January 2019	7.25	6.58	7.17	6.72
February 2019	9.28	7.28	9.23	7.25

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

D.            Selling Shareholders.

Not applicable.

E.             Dilution.

Not applicable.

F.             Expenses of the Issue.

Not applicable.

Item 10.                  Additional Information.

A.            Share Capital

Not applicable.

B.            Memorandum and Articles

Following is a summary of material information concerning our share capital and a brief description of the material provisions contained in our Memorandum of Association and our Articles, which were last amended in October 3, 2018.

Register

Our registration number at the Israeli registrar of companies is 51-123543-4.

Objectives and Purposes

Our Memorandum of Association and Articles provide that our purpose is to engage in any legal business and may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company's business considerations.

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 36,443,069 ordinary shares were outstanding and fully-paid as of December 31, 2018.

The ordinary shares do not have preemptive rights. The ownership and voting of our ordinary shares are not restricted in any way by our Articles, or by the laws of the State of Israel, except for shareholders who are citizens of countries in a state of war with Israel. Under the Companies Law, Israeli companies may purchase and hold their own shares, subject to the same conditions that apply to distribution of dividends (see Item 10.B below - "Memorandum and Articles - Dividend and Liquidation Rights"). These shares do not confer any rights whatsoever for as long as they are held by us. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares, and these shares do not confer any voting rights for as long as they are held by the subsidiary.

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

On May 2, 2018, following the approval of our Board of Directors, we declared a cash dividend in the amount of $0.14 per ordinary share, representing an aggregate distribution of approximately $5 million, which was paid on May 29, 2018 to all shareholders of record on the Nasdaq Global Market at the close of trade on May 18, 2018.

In addition, on November 7, 2017, following the approval of our Board of Directors, we declared a cash dividend in the amount of $0.14 per ordinary share, representing an aggregate distribution of approximately $5 million, which was paid on November 30, 2017 to all shareholders of record on the Nasdaq Global Market at the close of trade on November 22, 2017.

Other than such dividend declarations and distributions, we have not declared or distributed any other dividend to date.

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

In February 2019, as part of the Chroma Transaction, a voting agreement has been signed between Priortech and Chroma according to which, subject to and following the closing of the Chroma Transaction, the parties will vote together in the Company’s shareholders’ meetings (see Item 4.A. – "History and Development of the Company").

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

In any shareholders' meeting, a shareholder can vote either in person or by proxy provided such proxy is received by the Company up to twenty-four hours prior to the time set for the meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours prior to the time set for the meeting. General meetings of shareholders will be held in Israel, unless decided otherwise by our Board of Directors.

Most resolutions at a shareholders' meeting may be passed by a majority of the voting power of the company represented at the shareholders' meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders, the terms of office and employment of directors (except for terms which are consistent with the company's compensation policy, and require approval by a regular majority), the chief executive officer or controlling shareholders, approval of the Company's compensation policy and any amendments thereto and approval of a merger or a tender offer. See in Item 6.C above - "Board Practices - Committees of the Board of Directors" and "Approval of Certain Transactions with Related Parties" and in "Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions under Israeli Law" below.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We Are a Passive Foreign Investment Company" upon the sale, exchange or other disposition of our ordinary shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are generally subject to a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation's assets and as directly earning our proportionate share of that other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•       The "QEF" regime applies if the U.S. holder elects to treat us as a "qualified electing fund" ("QEF") for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. A U.S. holder may not make a QEF election with respect to warrants. If the QEF regime applies, then, for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of its ordinary shares as capital gain.

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such U.S. holder's basis would generally be equal to the lesser of the decedent's basis or the fair market value of the ordinary shares on the date of death. Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS.

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2018. We currently expect that we will not be a PFIC in 2019. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2019 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to "mark-to-market" the ordinary shares, or to become subject to the "excess distribution" regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2018 and 2019 is 23%.

However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See below in Item 10.E - "Taxation - Tax Benefits under the Law for the Encouragement of Capital Investments, 1959".

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

Tax Year	Development "Zone A"	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014-2015	9%	16%	26.5%
2016	9%	16%	25%
2017	7.5%	16%	24%
2018	7.5%	16%	23%
2019	7.5%	16%	23%

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

In summary, as of 2018, the applicable tax rates are as follows:

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

As of December 31, 2018, approximately $19.1 million of the Company’s prior year earnings were tax-exempt earnings attributable to its Approved Enterprise programs and approximately $2.9 million were tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the corporate tax rate applicable to such profits for the year of which they were generated. According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2018, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4.8 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $0.7 million.

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

Law for the Encouragement of Industrial Research and Development, 1984

For information regarding the R&D Law, see above in Item 4.B - "Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist".

Net Operating Loss Carry forwards

As of December 31, 2018, the Company had a net operating loss, or NOL, of $23.2 carry forward for Israeli tax purposes.

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

Taxation of Shareholders' Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the cost multiplied by the difference between the Israeli consumer monthly price index as known at the date of sale and the date of purchase and, with respect to an individual, when the shares are nominated or linked to a foreign currency the Inflationary Surplus would be calculated according to the difference in changes in the foreign currency. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax.

Generally, the tax rate applicable to capital gains derived from the sale of shares listed on a stock market is 25% for Israeli individuals and 30% if the seller is considered a "significant shareholder" (i.e. in general, a shareholder holding directly or indirectly, including jointly with others, at least 10% of any means of control in the company) at any time during the 12 month period preceding such sale. The tax rate will be 25% retroactive from January 1, 2003 through December 31, 2011, and 30% thereafter.

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares. Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (in 2018, a rate of 47%) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see above).

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

Taxation of Non-Residents on Receipt of Dividends

In general, non-residents of Israel are subject to Israeli tax and Israeli tax withholding at source on the receipt of dividends paid on the ordinary shares at the rate of 25%, or 30% if the dividend recipient is a significant controlling shareholder, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. The lower withholding tax rate under a tax treaty is applicable if the shareholder provides in advance certification of a reduced withholding tax rate from the Israeli Tax Authority.

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

Surcharge Tax

Beginning on January 1, 2013, an additional tax liability at the rate of 3% (as of 2017) was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 641,880 in 2018 and NIS 649,560 in 2019.

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

Foreign Currency Rate Fluctuations

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2018, the value of the U.S. Dollar strengthened against the NIS by 8%. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2018.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposures to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2018, we had net liabilities of approximately $10.1 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses or income of $101 thousand, in case of increase or decrease in rates, respectively.

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

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.                 Controls and Procedures.

(a)            Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2018, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2018, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2018, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c)            Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

(d)           Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.              Audit Committee Financial Expert.

Our Board of Directors has determined that each of Mr. Shacham-Diamand and Ms. Andorn qualify as "audit committee financial expert" for purposes of the Nasdaq Rules.

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

Item 16C.              Principal Accountant Fees and Services.

Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our independent auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC relating to auditor's independence, and our independent auditors are remunerated at levels that accord with such basic principles of auditor independence.

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, for the years ended December 31, 2018 and 2017:

Fee Category	For 2018 Services Rendered	For 2017 Services Rendered
Audit Fees (1)	$249,437	$278,778
Tax Fees (2)	$14,551	$71,508

(1) Audit Fees: the audit fees for the year ended December 31, 2018 and 2017 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Tax Fees rendered during 2018 by our auditor were for tax compliance, tax planning and tax advice.

Our Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services. Under the policy, the Audit Committee will pre-approve all auditing services and permitted non-audit services (including fees and other terms) to be performed for the Company by its independent auditor to the extent required by law. All of the fees listed in the table above were approved by the Audit Committee. In addition, the Audit Committee may adopt policies and procedures to permit delegation of authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Decisions of the subcommittee to grant pre-approvals will be presented to the full Audit Committee at its next scheduled meeting.

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

-
As all members of our Audit Committee meet the independence requirements for compensation committee members set forth in Nasdaq Rule 5605(d)(2), as a foreign private issuer, we have elected, pursuant to Nasdaq Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the remaining provisions of Nasdaq Rule 5605(d), requiring us to have a separate compensation committee. Accordingly, and consistent with Israeli law, our Audit Committee has been authorized to assume the functions and responsibilities of a compensation committee and conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law. In this respect, we have also opted out the requirement to adopt and file a compensation committee charter as set forth in Rule 5605(d)(1).

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

-
We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company's fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B above –" Memorandum and Articles - Voting, Shareholders' Meetings and Resolutions"). Our 2018 AGM was held on June 19, 2018, therefore our 2019 annual general meeting of shareholders must be held by September 19, 2019. Further, we have opted out the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

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

CAMTEK LTD.

Consolidated Financial Statements
December 31, 2018.

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of the Treadway Commission.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG Somekh Chaikin

We have served as the Company’s auditor since 2006.

Tel Aviv, Israel
March 25, 2019

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2018	2017
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	54,935	43,744
Trade accounts receivable, net	10B	31,644	23,153
Inventories	4	30,109	21,336
Other current assets	5	2,613	3,215

Total current assets		119,301	91,448

Property, plant and equipment, net	6	17,117	15,503

Long-term inventory	4	2,056	1,383
Deferred tax asset	16	2,366	4,067
Other assets		231	153
Intangible assets, net	7	476	482

		5,129	6,085

Total assets		141,547	113,036

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		15,541	10,502
Other current liabilities	8	23,179	17,395

Total current liabilities		38,720	27,897

Long-term liabilities
Other long term liabilities	9	1,420	838
		1,420	838

Total liabilities		40,140	28,735

Commitments and contingencies	10

Shareholders’ equity	12
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2018 and 2017;
38,535,445 and 37,924,507 issued shares at December 31, 2018 and 2017, respectively;
36,443,069 and 35,832,131 shares outstanding at December 31, 2018 and 2017, respectively		151	149
Additional paid-in capital		81,873	78,437
Retained earnings		21,281	7,613
		103,305	86,199
Treasury stock, at cost (2,092,376 as of December 31, 2018 and 2017)		(1,898)	(1,898)

Total shareholders' equity		101,407	84,301

Total liabilities and shareholders' equity		141,547	113,036

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Operations

		Year Ended December 31,
		2018	2017	2016*
	Note	U.S. Dollars (In thousands, except per share data)
Revenues	15A	123,174	93,485	79,228

Cost of revenues		62,378	47,966	41,807
Reorganization and impairment	1C	-	-	4,931

Total cost of revenues		62,378	47,966	46,738

Gross profit		60,796	45,519	32,490

Operating expenses:
Research and development		14,581	13,534	12,630
Selling, general and administrative	15B	26,182	22,022	21,900
Reorganization and impairment	1C	-	-	(4,059)
Litigation settlement	10C	-	13,000	-

Total operating expenses		40,763	48,556	30,471

Operating income (loss)		20,033	(3,037)	2,019

Financial income (expenses), net	15C	728	(150)	(847)

Income (loss) from continuing operations before incomes taxes		20,761	(3,187)	1,172

Income tax (expense) benefit	16	(2,030)	4,875	(303)

Net income from continuing operations		18,731	1,688	869

Income from discontinued operations
Income before income tax expense	19	-	18,302	4,450
Income tax expense		-	(6,028)	(585)

Net income from discontinued operations		-	12,274	3,865

Net income		18,731	13,962	4,734

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2018	2017	2016*
	U.S. Dollars
Basic earnings from continuing operations	0.52	0.05	0.02

Basic earnings from discontinued operations	-	0.35	0.11

Basic net earnings	0.52	0.40	0.13

Diluted earnings from continuing operations	0.51	0.05	0.02

Diluted earnings from discontinued operations	-	0.34	0.11

Diluted net earnings	0.51	0.39	0.13

Weighted average number of ordinary shares outstanding:

Basic	36,190	35,441	35,348

Diluted	36,747	35,964	35,376

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

						Retained
	Ordinary Shares		Treasury Stock		Additional	earnings	Total
	NIS 0.01 par value		NIS 0.01 par value		paid-in	(accumulated	shareholders'
	Number of	U.S. Dollars	Number of Shares	U.S. Dollars	capital	losses)	equity
	Shares	(In thousands)		(In thousands)	U.S. Dollars (In thousands)
Balances at
December 31, 2015	37,440,552	148	(2,092,376)	(1,898)	76,034	(6,082)	68,202

Share-based
compensation expense	-	-	-	-	429	-	429
Net income	-	-	-	-	-	4,734	4,734
Balances at
December 31, 2016	37,440,552	148	(2,092,376)	(1,898)	76,463	(1,348)	73,365

Exercise of share
options and RSUs	483,955	1	-	-	1,340	-	1,341
Shared-based
compensation expense	-	-	-	-	634	-	634
Dividend	-	-	-	-	-	(5,001)	(5,001)
Net income	-	-	-	-	-	13,962	13,962
Balances at
December 31, 2017	37,924,507	149	(2,092,376)	(1,898)	78,437	7,613	84,301

Exercise of share
options	610,938	2	-	-	1,755	-	1,757
Share-based
compensation expense	-	-	-	-	1,681	-	1,681
Dividend	-	-	-	-	-	(5,063)	(5,063)
Net income	-	-	-	-	-	18,731	18,731

Balances at
December 31, 2018	38,535,445	151	(2,092,376)	(1,898)	81,873	21,281	101,407

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2018	2017	2016*
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income	18,731	13,962	4,734
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,966	2,122	1,961
Deferred tax expense (benefit)	1,701	6	(97)
Share based compensation expense	1,681	634	429
Change in provision for doubtful debts	-	-	(164)
Revaluation of liabilities and interest expense
on liabilities to the IIA	-	-	(4,774)
Loss on disposal of fixed assets	324	-	-

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(8,456)	(484)	(7,365)
Inventories	(10,824)	(5,323)	1,728
Due from related parties	548	(699)	536
Other assets	(24)	(378)	(1,144)
Trade accounts payable	4,778	198	277
Other current liabilities	6,306	2,673	1,827
Liability in respect of patent litigation	-	-	(14,600)
Liability for employee severance benefits, net	60	171	62

Net cash provided by (used in) operating activities from continuing operations	16,791	12,882	(16,590)
Net cash used in operating activities from discontinued operations	-	(11,247)	(758)
Net cash provided by (used in) operating activities	16,791	1,635	(17,348)

Cash flows from investing activities:
Repayment of short-term deposits	-	-	7,875
Purchase of fixed assets	(2,243)	(3,138)	(1,293)
Purchase of intangible assets	(92)	(84)	(183)
Proceeds from disposal of fixed assets	76	-	-

Net cash provided by (used in) investing activities from continuing operations	(2,259)	(3,222)	6,399
Net cash provided by (used in) investing activities from discontinued operations	-	29,854	(164)

Net cash provided by (used in) investing activities	(2,259)	26,632	6,235

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2018	2017	2016*
	U.S. Dollars (In thousands)
Cash flows from financing activities:
Payment to IIA	-	-	(4)
Proceeds from exercise of share options	1,757	1,341	-
Dividend payment	(5,063)	(5,001)	-

Net cash used in financing activities from continuing operations	(3,306)	(3,660)	(4)

Net cash used in financing activities	(3,306)	(3,660)	(4)

Effect of exchange rate changes on cash	(35)	(603)	24

Net (decrease) increase in cash and cash equivalents	11,191	24,004	(11,093)
Cash and cash equivalents at beginning of the year	43,744	19,740	30,833

Cash and cash equivalents at end of the year	54,935	43,744	19,740

	Year Ended December 31,
	2018	2017	2016*
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest paid	-	17	-

Income taxes	534	1,378	629

* Reclassified – due to presenting PCB operation as discontinued operation – See Note 19

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is controlled by (41.92%) Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
In September 2017, the Company completed the sale of its PCB inspection and metrology business unit. The buyers acquired the entire assets and liabilities related to the PCB business unit, including 100% equity interests in the Company’s Chinese and Taiwanese subsidiaries. The Company received a total cash consideration of $32,000 and may receive an additional amount of up to $3,000, net of working capital adjustments and conditioned upon the PCB business unit's financial performance in 2018. The Company records the contingent consideration portion of the arrangement when the consideration is determined to be realizable. As of December 31, 2018, no asset with respect of contingent consideration was recognized.

Due to the sale of the Company’s PCB business, the results of this unit ceased to be consolidated in 2017 and are accounted as discontinued operations. (See Note 19)

C.
During 2016, the Company decided to re-organize its mode of operation with respect to its functional inkjet technology (FIT) activity. As part of this change, in the financial statements for the year ended December 31, 2016, an obsolescence provision was recorded against the remaining Gryphon inventory, fixed assets and intangible assets and an adjustment was made to related liabilities, as follows:

		Year ended
		December 31,
		2016
		U.S. Dollars
Account	Nature of impact	(in thousands)

Cost of Revenues	Inventory write-off and other	4,931
Reorganization and impairment	Revaluation of IIA liabilities	*(4,962)
Reorganization and impairment	Other	903

*see Note 10E		872

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

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

Due to presenting PCB operation as discontinued operation, 2016 information was reclassified.

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

Notes to the Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

G.	Inventories

Inventories consist of completed systems, partially completed systems and components and other raw materials, and are recorded at the lower of cost or net realizable value. Cost is determined by the moving – average cost method basis.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

I.	Intangible assets

Patent registration costs are recorded at cost and amortized, beginning with the first year of utilization, over its expected useful life.

J.	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2018 and 2017, no impairment was noted.

K.	Fair values of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, trade accounts receivable, trade accounts payable and amounts from related parties approximate fair value because of their short-term nature.

L.	Revenue recognition

On January 1, 2018, the Company adopted Topic 606 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company’s contracts with its customers include performance obligations to provide its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty), which is considered a separate performance obligation.

The Company recognizes revenue from contracts for sales of products when the Company transfers control of the product to the customer, which is generally upon installation at the customer’s premises. Revenues from the contract are recognized in an amount that reflects the consideration the Company expects to be entitled to receive once the product is operating in accordance with its specifications and signed documentation of the arrangement, such as a signed contract or purchase order, has been received. Payment terms with customers may vary, but are generally based on milestones within the delivery process such as shipping and installation. Payment terms do not include significant financing components.

In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery to the distributor assuming all other criteria for revenue recognition are met.

Camtek does not incur costs in obtaining a contract except for agents’ commissions, which are incurred upon the recognition of revenues. There are no underlying sales commissions to be capitalized as revenues are recognized over a period of less than a year.

Service revenues consist mainly of contracts charged under time and material arrangements. Service revenues from maintenance contracts are recognized ratably over the contract period.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

L.	Revenue recognition (cont’d)

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers.

The Company’s multiple performance obligations consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

The Company records contract liabilities when the customer has been billed in advance of the Company completing its performance obligations. These amounts are recorded as deferred revenue in the Consolidated Balance Sheets.

Year Ended December 31, 2018
U.S. Dollars (in thousands)
Beginning of year	1,037
Deferral of revenue	1,764
Recognition of deferred revenue	(977)

Balance at end of year	1,824

M.	Warranty

The Company records a liability for standard product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

N.	Income taxes

The Company accounts for income taxes in accordance with the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The company includes the foreign currency transaction gains or losses that result from re-measuring deferred taxes in income tax expense. The Company assesses the need for a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change occurs.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

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

Q.	Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. Forfeitures are recognized when they occur. (For details see Note 12B).

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

Level 3 inputs are unobservable inputs for the asset or liability.

S.	Contingent liabilities

A contingency (provision) is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.

A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

T.	Government-sponsored research and development

The Company records grants received from the Israel Innovation Authority (the “IIA”, formerly known as the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade) as a liability, if it is probable that the Company will have to repay the grants received. If it is not probable that the grants will be repaid, the Company records the grants as a reduction to research and development expenses. Royalties paid to the IIA are recognized as a reduction of the above-mentioned liability.

U.	Recently adopted accounting standards

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

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 became effective for the Company beginning in the first quarter of 2018. See Note 2(L).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

V.	New standards not yet adopted

1.	In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This ASU requires that lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU No. 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. This ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with earlier adoption permitted. The expected impact on the Company’s Balance Sheet is an increase in property, plant and equipment and in financial liabilities. The impact on the Statement of Operations is not expected to be material, with an increase in depreciation offset by a reduction in rental and leasing expenses. Information on current lease agreements is disclosed in Note 10A.

2.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326),” which introduces new guidance for the accounting for credit losses on instruments within its scope.  Given the breadth of that scope, this ASU will impact both financial services and non-financial services entities.  The standard is effective for fiscal years beginning after December 15, 2020.  The Company is currently evaluating the effect the adoption of ASU No. 2016-13 will have on its consolidated financial position, results of operations, and cash flows, if any.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 3 - Cash and Cash Equivalents

The Company’s cash and cash equivalent balance at December 31, 2018 and 2017 is denominated in the following currencies:

	December 31,
	2018	2017
	U.S. Dollars (in thousands)
US Dollars	49,678	36,636
New Israeli Shekels	2,790	1,122
Euro	1,486	3,603
Other currencies	981	2,383

	54,935	43,744

Note 4 - Inventories

	December 31,
	2018	2017
	U.S. Dollars (in thousands)
Components	13,062	9,690
Work in process	7,654	6,584
Finished products *	11,449	6,445

	32,165	22,719

*          includes systems at customer locations not yet sold, as of December 31, 2018 and 2017, in the amount of $7,546 and $3,425 respectively.

Inventories are presented in:

	December 31,
	2018	2017
	U.S. Dollars (in thousands)
Current assets	30,109	21,336
Long-term assets (A)	2,056	1,383

	32,165	22,719

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 4 – Inventories (cont’d)

(A)	Long-term Inventory:

At December 31, 2018, $2,056 of the Company's inventory is classified in long-term assets based on Management’s estimate based on the recent level of sales (at December 31, 2017- $1,383). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this inventory will be utilized according to its forecasted sales and that no loss will be incurred.

(B)	Inventory write-down

In 2018, based on Management's estimates regarding future sales, a provision of $143 was made against damaged, obsolete, excess and slow-moving inventory (in 2017 - $84).

The provisions were recorded in the costs of products sold line item in the consolidated statement of operations. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 5 - Other Current Assets

	December 31,
	2018	2017
	U.S. Dollars (in thousands)
Due from Government institutions	1,442	607
Income tax receivables	453	122
Prepaid expenses	368	561
Deposits for operating leases	193	167
Due from related parties (See Note 17)	133	681
Other	24	1,077

	2,613	3,215

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 6 - Property, Plant and Equipment, Net

	December 31,
	2018	2017
	U.S. Dollars (in thousands)
Cost:
Land	863	863
Building	14,099	13,307
Machinery and equipment	7,331	6,406
Office furniture and equipment	624	758
Computer equipment and software	4,383	4,310
Automobiles	87	87
Leasehold improvements	622	353
	28,009	26,084

Less accumulated depreciation	10,892	10,581

	17,117	15,503

Depreciation expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $1,868, $2,001, and $1,820, respectively.

In accordance with credit line agreements, a lien has been placed on the Company’s facility in Israel. See Note 10(D).

During the year ended December 31, 2018, the Company completed the construction of a new facility adjacent to its headquarters. Cumulative costs incurred up to the reporting date are $2,327 (2017 - $2,044). Depreciation of the facility began to be recognized in 2018.

Note 7 - Intangible Assets, Net

	December 31,
	2018	2017
	U.S. Dollars (in thousands)

Patent registration costs	1,605	1,513

Accumulated amortization	1,129	1,031

Total intangible asset, net	476	482

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 7 - Intangible Assets, net (cont’d)

Patent registration costs are amortized over their estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2018, 2017 and 2016 amounted to $98, $121 and $141, respectively.

As of December 31, 2018, the estimated amortization expenses of intangible assets for the years 2019 to 2023 is as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2019	76
2020	74
2021	74
2022	68
2023	56
348

Note 8 - Other Current Liabilities

	December 31,
	2018	2017
	U.S. Dollars (in thousands)

Accrued employee compensation and related benefits	7,405	6,248
Commissions	6,571	4,204
Accrued expenses	2,861	1,306
Advances from customers	2,729	2,552
Deferred revenues	1,302	1,037
Accrued warranty costs (1)	1,714	1,300
Government institutions and income tax payable	597	748

	23,179	17,395

(1)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (in thousands)
Beginning of year	1,300	1,102	1,113
Accruals	2,930	2,222	1,823
Usage	(2,516)	(2,024)	(1,834)

Balance at end of year	1,714	1,300	1,102

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 9 – Other Long Term Liabilities

A.	Liability for Employee Severance Benefits

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

1.
The liability in respect of most of its employees in Israel is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund or by individual insurance policies. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement.  The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	The liability for severance pay which is not covered by the contribution plan amounted to $898 and $838 as of December 31, 2018 and 2017, respectively.

3.	Severance pay expenses were $1,017, $1,078, and $1,004 in 2018, 2017 and 2016, respectively.

B.	Deferred Revenues

Deferred revenues of $522 are expected to be recognized in 2020.

Note 10 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

As of December 31, 2018, minimum future rental payments under such non-cancelable operating leases are as follows:

Year Ending December 31,	U.S. Dollars (in thousands)

2019	1,007
2020	726
2021	205
Thereafter	40

1,978

Aggregate office rent expenses amounted to $583, $523, and $528 in 2018, 2017 and 2016, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 10 - Commitments and Contingencies (cont’d)

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
	U.S. Dollars (in thousands)
2016	755	16	(180)	-	591
2017	591	-	-	-	591
2018	591	-	-	(181)	410

C.	Litigation

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

As of December 31, 2018, the credit facility has not been utilized, and the Company is in compliance with the required covenants specified in the credit line agreement.

E.	Israel Innovation Authority

Through its acquisition of Printar in 2009, the Company participates in programs sponsored by the Israeli government for the support of research and development activities. The Company is committed to pay amounts to the IIA at rates of 3.5% of the sales of products resulting from this research and development, up to an amount equal to 100% of the grants received by the Company, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2018, the amount of non-repaid grants received including interest accrued amounted to $7,024 (December 31, 2017 - $6,734). The liabilities to the IIA were initially recorded at fair value as part of the purchase price allocation related to the acquisition of Printar. In August 2016, pursuant to the Company’s decision to cease supporting the Gryphon system as detailed in Note 1C, the Company does not expect any payments will be made in respect of the foregoing Printar related grants and accordingly all the liabilities to the IIA were written off.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 10 - Commitments and Contingencies (cont’d)

F.	Settlement of a dispute with Israel Innovation Authority

In 2017, the Company resolved a dispute which had arisen between the Company and the IIA in Israel regarding the royalty rate to be paid in respect of certain of the Company’s products, the manufacturing and assembly of which has been moved to a foreign subsidiary. In the framework of the dispute settlement, the Company repaid its entire obligation in the amount of $2.1 million and received permission from the IIA to transfer the intellectual property as part of the PCB sale. The payment was recorded as a selling, general and administrative expense in the discontinued operation. See also Note 19.

G.	Outstanding Purchase Orders

As of December 31, 2018, the Company has purchase orders of $9,716 (2017 - $6,570) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

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

Liquidity:
The Company anticipates that its existing resources and cash flows from operations will be adequate to satisfy its liquidity requirements for at least the next twelve months. If available liquidity will not be sufficient to meet the Company’s operating obligations as they come due, Management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

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

In 2018, 2017 and 2016 losses in the consolidated statement of operations on these instruments were in the amount of $0, $0 and ($3), respectively.

As of December 31, 2018, the Company did not have any open positions.

Note 12 - Shareholders’ Equity

A.	General

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.	Stock Option Plan

As of December 31, 2018, the Company has one effective Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) for the issuance of options, restricted share units and/ or restricted shares to employees, officers, directors, consultants and other services providers of the Company or any affiliated companies thereof (the “2018 Plan”). The 2018 Plan was adopted by the Company in April 2018 and thereby replaced the Company’s previous equity plans (the “2014 Share Option Plan” and the “2007 Restricted Share Unit Plan”). The total number of equity awards that may be granted under the 2018 Plan during each calendar year is equal to three and a half percent (3.5%) of the Company’s total issued and outstanding Share capital as of the 31st of December of the preceding calendar year. As of the balance sheet date, the number of awards available for grant was 224,428.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table and recognized over the vesting period of four years. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2017 Grant	2016 Grant
Valuation assumptions:
Dividend yield *	0	0
Expected volatility	66%	66%
Risk-free interest rate	1.87%	1.38%
Expected life (years) **	4.8	4.8

*The option grant was made prior to the dividend distribution. As such, the valuation assumptions reflect the Company’s previous record of not paying dividends.

**Expected life for the periods presented was determined according to the simplified method since, at the date of grant, the Company did not have enough history to make an estimate.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 12 - Shareholders’ Equity (cont’d)

B.	Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2018, 2017, and 2016 is $1,886, $3,450 and $1,040, respectively.

The total intrinsic value of vested options as of December 31, 2018, 2017, and 2016 is $855, $1,140 and $204 respectively.

The total stock option compensation expense related to continued operations amounted to $402, $634, and $429 in 2018, 2017 and 2016, respectively.

As of December 31, 2018, there was $335 of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.54 years.

 Share option activity during the past three years is as follows:

	Year Ended December 31,
	2018		2017		2016
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	1,173,433	2.80	1,653,434	2.82	1,151,121	3.28
Granted	-	-	154,600	2.75	527,500	1.92
Forfeited and cancelled	(43,159)	2.53	(152,698)	2.77	(25,187)	5.00
Exercised	(610,489)	2.79	(481,903)	2.87	-	0.00

Outstanding at year end	519,785	3.16	1,173,433	2.80	1,653,434	2.82

Vested at year end	217,976	2.85	490,086	3.36	725,466	3.32

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 12 - Shareholders’ Equity (cont’d)

B.	Stock Option Plan (cont’d)

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2018	519,785	3.16	4.14	1,886

Vested and expected to vest at December 31, 2018	508,684	3.16	4.14	1,846

Exercisable at December 31, 2018	217,976	2.85	3.14	855

The following table summarizes information about share options at December 31, 2018:

			Weighted
			average
			remaining
			Contractual term
	Number of		(years)
	outstanding	Number	of outstanding
Exercise price US$	options	exercisable	options
0-2	179,154	73,797	4.22
2-5	340,631	144,179	4.10
	519,785	217,976	4.14

The following table summarizes information about non-vested options at December 31, 2018:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2018	683,347	1.58
Granted	-	-
Vested	(348,962)	1.32
Forfeited	(32,576)	1.45

Balance at December 31, 2018	301,809	2.04

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 12 - Shareholders’ Equity (cont’d)

C.	Restricted Share Unit Plan

In April 2018, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) to replace the 2007 Restricted Share Unit Plan, pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 3.5% out of the outstating shares (1,275,507 as of December 31, 2018). Forfeited units are returned to the pool.

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

The following table summarizes information about RSUs at December 31, 2018:

RSUs
Balance at January 1, 2018	86,500
Granted	1,051,054
Forfeited	(2,700)

Balance at December 31, 2018	1,134,854

The total compensation cost recognized in the year ending December 31, 2018, amounted to $1,271. The unrecognized compensations in the amount of $7,559 will be recognized in the years 2019 to 2022

As of the balance sheet date the number of RSU’s available for grant was 224,428.

D.	Dividend

On May 30, 2018, the Company paid a dividend of $0.14 per share, totaling $5.1 million.

On November 30, 2017, the Company paid a dividend of $0.14 per share, totaling $5 million.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 13 - Earnings Per Share

The following table summarizes information related to the computation of basic and diluted earnings per Share for the years indicated:

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (In thousands, except per share data)
Net income attributable to Shares	18,731	13,962	4,734

Weighted average number of Shares
outstanding used in basic earnings per
Share calculation	36,190	35,441	35,348

Add assumed exercise of outstanding dilutive
potential Shares	557	523	28

Weighted average number of Shares
Outstanding used in diluted earnings per
Share calculation	36,747	35,964	35,376

Basic income from continuing operations per Share	0.52	0.05	0.02

Basic income from discontinued operations per Share	-	0.35	0.11
Basic net income per Share	0.52	0.40	0.13
Diluted income from continuing operations per Share	0.51	0.05	0.02
Diluted income from discontinued operations per Share	-	0.34	0.11
Diluted net income per Share	0.51	0.39	0.13

Number of options excluded from the diluted
earnings per share calculation due to their
anti-dilutive effect	-	-	1,538

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 14 - Segment Information

In the consolidated financial statements as of December 31, 2016, the Company presented two operating segments. Due to the sale of the PCB business in 2017 as described in Note 1, the Company has one operating segment.

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (in thousands)
Asia Pacific	98,468	79,105	66,275
United States	13,227	9,484	8,151
Europe	11,479	4,896	4,802

	123,174	93,485	79,228

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 15 - Selected Income Statement Data

A.	Revenues

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (in thousands)
Sales of products	117,537	88,295	74,730
Service fees	5,637	5,190	4,498

	123,174	93,485	79,228

B.	Selling, general and administrative expenses

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (in thousands)
Selling (1)	19,233	14,096	13,146
General and administrative	6,949	7,926	8,754

	26,182	22,022	21,900

(1) Including shipping and handling costs	884	697	625

C.	Financial income (expenses), net

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (in thousands)
Interest expense	-	(13)	(246)
Interest income	594	77	63
Re-evaluation expense on liabilities to the IIA	-	-	(183)
Other, net (*)	134	(214)	(481)

	728	(150)	(847)

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $226, $(41), and $(351) in 2018, 2017 and 2016, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 16 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in Israel for the years 2016-2018:
2016 – 25%
2017 – 24%
2018 – 23%

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

Notes to the Financial Statements as at December 31, 2018

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

Out of Camtek's retained earnings as of December 31, 2018 approximately $19,087 are tax-exempt earnings attributable to its Approved Enterprise and approximately $2,902 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently – up to 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2018, if the income attributed to the Approved Enterprise was distributed as a dividend, the Company would incur a tax of approximately $4,771. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, the Company would incur a tax in the amount of approximately $725. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 16 - Income Taxes (cont’d)

C.	Details regarding the tax environment of the Non-Israeli companies

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations.

D.	Composition of income (loss) before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (in thousands)
Income (loss) before income taxes from continuing operations:
Israel	18,746	(4,761)	(390)
Non-Israeli	2,015	1,574	1,562

	20,761	(3,187)	1,172

Income tax expense from continuing operations:
Current:
Israel	(306)	56	28
Non-Israeli	635	122	372
	329	178	400

Deferred tax expense (benefit) from continuing operations:
Israel	1,867	(5,125)	620
Non-Israeli	(166)	72	(717)
	1,701	(5,053)	(97)

	2,030	(4,875)	303

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 16 - Income Taxes (cont’d)

E.	Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (in thousands)
Income (loss) before income taxes from continuing operations	20,761	(3,187)	1,172

Statutory tax rate	23%	24%	25%

Theoretical income tax expense (benefit)	4,775	(765)	293

Increase (decrease) in income tax expense resulting from:

Change in valuation allowance	(346)	(185)	(721)

Non-deductible expenses(*)	214	186	182

Differences between foreign currencies
and dollar-adjusted financial statements, net	240	(587)	(120)

Tax rate differential	(3,072)	633	(57)

Change in tax rate	-	182	592

Recognition of income tax benefit with respect to losses related to investment in subsidiaries	-	(4,929)	-

Other	219	590	134

Actual income tax expense (benefit)	2,030	(4,875)	303

(*)          Including non-deductible share based compensation.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 16 - Income Taxes (cont’d)

F.	Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2018	2017
	U.S. Dollars (in thousands)
Deferred tax assets:
Allowance for doubtful accounts	81	92
Inventory write-down	267	376
Unearned revenue	275	63
Accrued expenses	441	367
Net operating losses (NOL) and tax credit carryforwards	1,904	4,218
Other temporary differences	138	113

Total gross deferred tax assets	3,106	5,229
Valuation allowance	-	(496)

Deferred tax asset, net of valuation allowance	3,106	4,733

Deferred tax liabilities:
Property, plant and equipment	(231)	(242)
Undistributed earnings	(509)	(424)
	(740)	(666)

Net deferred tax assets	2,366	4,067

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

At December 31, 2018 and 2017 the Company had a valuation allowance of $0 and $496. The net change in the total valuation allowance was a decrease of $496, $1,726 and $865 for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 respectively.

As of December 31, 2018, the Company in Israel has a regular NOL aggregating approximately $23,428 and tax credit carryforwards of $396 that will not expire. Based on the earnings history of the Company’s Israeli operations in recent years and Management’s expectation of continued profitability, Management believes that $1,413 of its deferred tax assets in Israel are more likely than not to be realized over the next three years. The amount of the Israeli deferred tax assets considered realizable, however, could be revised in the near term if estimates of future taxable income are changed.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 16 - Income Taxes (cont’d)

F.	Deferred taxes (cont’d)

As of December 31, 2018, a foreign subsidiary has NOL carryforwards aggregating approximately $601 that can be carried forward indefinitely.

G.	Accounting for uncertainty in income taxes

For the years ended December 31, 2018, 2017 and 2016, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2018, 2017 and 2016, no interest and penalties related to income taxes have been accrued.

H.	Tax assessments

The Company in Israel files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Hong Kong, and United States of America. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning 2017, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2012 in Hong Kong and 2015 in the United States of America.

Note 17 - Balances and Transactions with Related Parties

A.	Balances with related parties:

	December 31,	December 31,
	2018	2017
	U.S. Dollars (in thousands)
Due from related parties	133	681

B.	Transactions with related parties:

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars (in thousands)
Purchases from related parties	-	15	3
Interest income (expense) from Parent	10	22	(28)

Unpaid balances between the Company and Parent or its other subsidiaries in Israel bear interest of 5.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

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

On May 13, 2015, following the approval of our Audit Committee and Board of Directors the Registration Rights Agreement with Parent was renewed for an additional 5 year period effective as of December 31, 2014.

Employment Agreements with the Chief Executive Officer
Pursuant to the employment agreement with the Chief Executive Officer ("CEO"), the CEO dedicates 10% of his time in providing consulting and management services for Parent through Amitec – Advanced Multilayer Interconnect Technologies Ltd. – a wholly owned subsidiary of the Parent ("Amitec"). The CEO receives from the Company 90% of a full time salary and is compensated directly by Amitec for the remaining 10% of his time.

The CEO serves as the Chairman of Parent.

Note 18 - Fair Value Measurements

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2018 and 2017, the Company did not have any assets or liabilities measured at fair value on a recurring basis.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

Note 19 – Discontinued Operations

Further to that mentioned in Note 1(B), the sale of the Company’s PCB business unit was completed in 2017. The Company received a gross amount of $32 million as a result of the acquisition, from which an amount of $2 million was deducted in respect of acquisition expenses and working capital adjustments. As a result of the sale the Company recognized a capital gain in the amount of $ 12.8 million.

Accordingly, the activities of the PCB business have been segregated and reported as discontinued operations in the consolidated statements of operations for the prior periods presented.

The following table presents a reconciliation of the major classes of line items constituting pretax profit from discontinued operations to after-tax profit reported in discontinued operations for the years ended December 31, 2017 and 2016:
	Year Ended December 31,
	2017	2016
	U.S. Dollars (In thousands)
Results of discontinued operation:
Total revenues	36,447	30,295

Total cost of revenues	21,368	18,831

Research and development costs	(3,228)	(3,266)
Selling, general and administrative expenses	(6,260)	(3,601)
Financial expenses, net	(96)	(147)
Gain on sale of discontinued operation	12,807	-

Income from discontinued operations before taxes	18,302	4,450

Income tax expense	(6,028)	(585)

Net income from discontinued operations	12,274	3,865

	Year Ended December 31,
	2017	2016
	U.S. Dollars (In thousands)
Cash flows from discontinued operation
Net cash used in operating activities *	(11,247)	(758)
Net cash provided by (used in) investing activities**	29,854	(164)
Net cash provided by financing activities	-	-
Net cash provided by (used in) discontinued operations	18,607	(922)

*Including adjustment for the gain from sale of the discontinued operation in the amount of $12,807 in 2017.
**Including net proceeds from the sale of the discontinued operation of $29,967 in 2017.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2018

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

Note 20 – Subsequent Events

In February 2019, the Company announced that it had entered into a definitive agreement with Chroma Ate Inc., a leading Taiwanese high precision test and measurement equipment provider, to issue 1,700,000 shares for a total of $16,150. In addition to the investment, it was agreed that the Company will license its triangulation technology, a metrology solution, in a fee-bearing license for non-semiconductor applications to be used by Chroma. Chroma and the Company also agreed to cooperate in potential projects for the semiconductor market based on synergies between their inspection and metrology technologies.

As part of the same agreement, the Parent agreed to sell Chroma 6,117,440 shares of the Company such that, following the closing of the transaction, Chroma will hold approximately 20.5% of the total issued and outstanding shares of the Company while the Parent will hold approximately 24%.

The Parent and Chroma agreed that the parties will vote together in the Company’s shareholders' meetings. According to this voting agreement, after the closing of the transaction, Chroma will be entitled to two seats on the Company’s Board of Directors and the Parent will be entitled to three seats.

The transaction is expected to close by the end of the second quarter of 2019, subject to the approval of the Company’s shareholders, as well as approvals by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC), and is also dependent on other customary closing conditions.

Item 19.                 Exhibits.

Exhibit No.	Exhibit

1.1
Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F‑1, File No. 333‑12292, filed with the Securities and Exchange Commission on July 21, 2000);

1.2
Articles of Registrant, as amended October 24, 2011 (incorporated herein by reference to Exhibit A to the Registrant's Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 27, 2011) and November 3, 2016 (incorporated herein by reference to Exhibit B to the Registrant's Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 29, 2016) and October 3, 2018 (incorporated herein by reference to Exhibit A to the Registrant's Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on August 16, 2018).

4.1
2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, File No. 333-227931, filed with the Securities and Exchange Commission on October 22, 2018).

4.2
Form of Indemnification Agreement (incorporated herein by reference to Exhibit A to the Registrant's Registration Statement on Form 6-K, File No. 000‑30664, filed with the Securities and Exchange Commission on June 04, 2018).

4.3
Registration Rights Amended and Restated Agreement by and between the Registrant and Priortech Ltd., dated December 30, 2004 (incorporated herein by reference to Exhibit 4.10 to the Registrant's Registration Statement on Form 20-F File No.000-30664 filed with the Securities and Exchange Commission on June 30, 2005).

4.4	Share Purchase Agreement by and between Chroma ATE Inc. and the Registrant dated February 11, 2019.*
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
101
The following financial information from Camtek Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016; (ii) Consolidated Balance Sheets at December 31, 2017 and 2016; (iii) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

___________
‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD. By: /s/ Rafi Amit Name: Rafi Amit Title: Chief Executive Officer

Date: March 25, 2019