Form 20-F
period 2019-12-31
CAMTEK LTD
filed 2020-03-30
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

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

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	CAMT	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

38,671,825 (as of March 18, 2020) ordinary shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐         No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

  Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

 Large Accelerated Filer ☐          Accelerated Filer ☒          Non-Accelerated Filer ☐       Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Camtek,” the “Company,” “us,” “we” and “our” refer to Camtek Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries (unless otherwise indicated);

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

•	references to the “Israeli Securities Law” are to Israel’s Securities Law, 5728-1968;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to the “Nasdaq Rules” are to rules of the Nasdaq Global Market.

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

Forward-looking statements can be identified by the use of forward-looking terminology words such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “seeks,” “strategy,” “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases, but are not the only way these statements are identified. These statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other “forward-looking” information. When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between a forward-looking statement and actual results can be material. Forward-looking statements may be found in Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects” and in this Annual Report generally. Our actual results could differ materially from those anticipated in these statements as a result of various factors, including all the risks discussed in “Risk Factors” and other cautionary statements in this Annual Report. All of our forward-looking statements are qualified by and should be read in conjunction with those disclosures. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.          Selected Consolidated Financial Data.

We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2019, 2018 and 2017, and “Selected Balance Sheet Data” as of December 31, 2019 and 2018 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Selected Statement of Operations Data” for the years ended December 31, 2016 and 2015 and “Selected Balance Sheet Data” as of December 31, 2017, 2016 and 2015 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Operations Data:
Revenues:
Revenues	134,019	123,174	93,485	79,228	69,387
Total revenues
Cost of revenues	69,235	62,378	47,966	41,807	36,508
Reorganization and impairment	-	-	-	4,931	1,041

Total cost of revenues	69,235	62,378	47,966	46,738	37,549
Gross profit	64,784	60,796	45,519	32,490	31,838

Research and development costs	16,331	14,581	13,534	12,630	11,421
Selling, general and administrative expenses	26,481	26,182	22,022	21,900	19,255

Litigation settlement	-	-	13,000	-	14,600
Reorganization and impairment	-	-	-	(4,059)	138
Total operating expenses	42,812	40,763	48,556	30,471	45,414
Operating income (loss)	21,972	20,033	(3,037)	2,019	(13,576)
Financial income (expenses), net	801	728	(150)	(847)	(1,312)

Income (loss) from continuing operations before income taxes	22,773	20,761	(3,187)	1,172	(14,888)
Income tax (expense) benefit	(1,950)	(2,030)	4,875	(303)	2,072
Net income (loss) from continuing operations	20,823	18,731	1,688	869	(12,816)
Discontinued operations
Income from discontinued operations
Income before tax expense	1,257	-	18,302	4,450	2,952
Income tax expense	(94)	-	(6,028)	(585)	(249)
Net income from discontinued operations	1,163	-	12,274	3,865	2,703
Net income (loss)	21,986	18,731	13,962	4,734	(10,113)

Earnings (loss) per ordinary share:
Basic earnings (losses) from continuing operations	0.55	0.52	0.05	0.02	(0.38)
Basic earnings from discontinued operations	0.03	-	0.35	0.11	0.08
Basic net earnings	0.58	0.52	0.40	0.13	(0.30)
Diluted earnings (losses) from continuing operations	0.54	0.51	0.05	0.02	(0.38)
Diluted earnings from discontinued operations	0.03	-	0.34	0.11	0.08
Diluted net earnings	0.57	0.51	0.39	0.13	(0.30)
Weighted average number of ordinary shares outstanding (in thousands):
Basic	37,626	36,190	35,441	35,348	33,352
Diluted	38,432	36,747	35,964	35,376	33,352

	Year Ended December 31,
	2019	2018	2017	2016	2015
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	38,047	54,935	43,744	19,740	30,833
Short-term deposits	51,500	-	-	-	-
Short-term restricted deposit	-	-	-	-	7,875
Total assets	170,369	141,547	113,036	105,558	116,266
Total liabilities	34,067	40,140	28,735	32,193	48,064
Additional paid in capital	101,327	81,873	78,437	76,463	76,034
Total shareholders’ equity[1]	136,302	101,407	84,301	73,365	68,202
Ordinary issued and outstanding shares	38,649,979	36,443,069	35,832,131	35,348,176	35,348,176

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

Risk Factors Related to Our Business and Our Markets

Risks Relating to the Novel Coronavirus (COVID-19) Pandemic (“Coronavirus”)

The Coronavirus outbreak which began in December 2019, has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including closing workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, adverse effect on employees’ health, a slowdown and stoppage of manufacturing, commerce, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

Given the uncertainty around the extent and timing of the future spread or mitigation of the Coronavirus outbreak and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. infections may become more widespread and the limitation on our ability to work, travel and timely sell and distribute our products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on our business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for our products and have a material adverse effects on our operations and financial results, earnings, cash flow, financial condition and our share price. these effects could be material and long term in duration.

While the full impact of the Coronavirus outbreak is unknown at this time, we are closely monitoring the developments and continually assessing the potential impact on our business. Below are some of the risks and challenges that we may face as a result of a prolonged disruption of work due to the Coronavirus pandemic:

•
Economic downturn and slowdown of the macro-economic development and significant decline of business that can harm the strength of the worldwide electronics industry in general and the semiconductor fabrication and packaging industry in particular. Such downturn or slowdown could affect demand for our customers’ end products and as a result may cause manufacturers in the semiconductor industry to suspend or reduce capital investments in our products for use in their manufacturing processes, and decrease our sales of products and related services to such industry;

1Authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01.

•	Material reduction in new orders and in procurement of our products, issuance of work stoppage orders or delay in the award of new orders on part of our customers;

•
Disruptions or restrictions on our operations and those of our contractors and customers, including on our ability to travel or to install or provide services to our products, as well as temporary closures of our facility or the facilities of our suppliers, manufacturers or customers, and prohibitions on the export, import or release from customs of products and components;

•
Lower work efficiency, productivity and service quality; Coronavirus infection could harm the health of one or more of our employees, which could in turn require us to completely shut down all, or almost all, work in our facility in order to prevent further infection and spread of the virus. Key employees may lose their ability to manage and run our operations, share their knowhow and further pursue the development of our products and business;

•
Disruption, reduction or interruption in supply, disruption to our suppliers, manufacturers or customers and their other vendors, lack or delay in the supply of raw materials and goods, or in the performance of work or services by our contractors and subcontractors;

•	Slowdown in production and manufacturing, and a significant increase in the price of one or more components or materials;

•
Imposition of fines, penalties, damages and contract terminations (including the exercise of certain force majeure clauses), and damage to our reputation and relationship with our customers, as a result of delays in production, shipment, deliveries and services due to any of the above constraints;

•	Financial difficulties and insolvencies of major customers, which could lead to slowing the payment of their obligations to us or even discharging those obligations; and

•	Difficulties in collection of amounts due from customers and in satisfying revenue recognition procedures.

Further realization of any of these or other risks could adversely affect various aspects of our results of operations, including our cash flow and financial condition. In addition, the difficulty to project future revenues under those circumstances, could have an adverse effect on our ability to report future revenues, profitability and cash flow.

We are dependent upon the semiconductor industry; unfavorable economic conditions or low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. All of our revenues are derived from sales of products and related services to the semiconductor fabrication and packaging industry. We depend upon the need by manufacturers in such industry to make continuing capital investments in our products for use in their manufacturing processes and their need to keep pace with more technologically complex electronic devices and growing semiconductors industry capacity.

The semiconductor capital equipment procurement practices of these manufacturers have historically been cyclical in nature, and there have been both periodic and sustained downturns. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end products that utilize our solutions in their production processes. Demand for consumer end products can also be a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have seen a more stable overall pattern of capital investments in the industry we serve in recent years, the occurrences of cyclical downturns in this industry are very difficult to predict, especially in light of the recent Coronavirus global outbreak. For more details regarding the coronavirus global outbreak see Item 3.D – Risks Relating to the Novel Coronavirus (COVID-19) Pandemic (“Coronavirus”). Due to the ongoing need to invest in R&D and the costs of maintaining a global infrastructure of customer service and support operations, we are limited in our ability to reduce expenses in response to circumstances of decreased demand, which could have a material adverse effect on our business and results of operations.

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

Our main competitors are Onto Innovation Inc. (formerly known as Rudolph Technologies Inc. which, on October 25, 2019, merged with Nanometric Inc. into a company named Onto Innovation Inc., hereinafter referred to as “Onto Innovation” or “Rudolph”), ATI Electronics Pty Ltd, ASTI Holding Limited, Toray Industries, Inc. and, for some limited applications, KLA-Tencor Corporation.

Some of our competitors have greater financial, personnel and other resources and offer a broader range of products and services. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater economies of scale, offer more aggressive pricing or devote greater resources to the promotion of their products. Other competitors are local smaller competitors, which target the low-end market and may offer products at lower prices. If we are unsuccessful in effectively responding to our competition, our financial results will be adversely affected by reduced revenues as well as lower margins, which may lead to financial losses.

Technology in the markets in which we operate is rapidly evolving, and we may not be able to adequately predict these changes or keep pace with emerging industry standards, which could lead to a loss of revenues or adversely affect our profits.

The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Our future success will depend on our ability to accurately predict new market needs and requirements and to enhance accordingly our existing products and develop and introduce new technologies for the markets in which we operate. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to anticipate correctly, or if we are unable to keep pace with, technological changes, products offered by our competitors or emerging industry standards, our ability to generate revenues may be negatively affected. Adopting new technologies may also result in material inventory write-offs which would adversely affect our results of operations.

A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region, subjects us to additional risks that could impede harm our revenues, results of operations and cash flow.

In 2019, our sales in the Asia Pacific region (mainly South Korea, China and Taiwan) accounted for approximately 86% of our total revenues. A number of Asian countries have experienced or could experience political and economic instability. Changes in local legislation, changes in governmental controls and regulations, instability of Asian economies, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which is a major territory for Camtek, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face regulatory, business and cultural obstacles; specifically, recent revisions made in the U.S. administrative policy, mainly with respect to China, have created and may further create changes to trade agreements, restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China. Additional circumstances which may affect the economic stability of countries in the Asia-Pacific region include the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding as well as regional disputes such as those which have occurred between Taiwan and China and North and South Korea.

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

Some of the factors that may influence our operating results include:

•	global economic conditions and worldwide demand for electronic equipment;

•	changes in demand for our systems;

•	changes made by customers to orders for our systems and/or installation schedules;

•	product introductions and the market penetration period of new products;

•	rapid shifts in industry capacity;

•	the size, timing and shipment of substantial orders;

•	timing of evaluation and qualification of our products by new customers;

•	lack of visibility/low levels of backlog from the preceding quarter;

•	product mixes;

•	pricing of our products;

•	timing of new product, upgrades or enhancements;

•	level of operating expenses such as R&D expenses, agent commissions;

•	fluctuations in interest and exchange rates; and

•	an outbreak of a contagious disease, such as Coronavirus, which may cause us or our suppliers and/or customers to temporarily suspend our operations in the affected city or country.

In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly operating results.

We have expanded, and may further attempt to expand our activity within and/or beyond our current served markets, through M&A activity. Such activity may adversely affect our results of operations.

We have in the past expanded our activity to adjacent markets through M&A, and we may further decide to expand our activity through M&A activities.

Such M&A activity could lead to post-merger integration difficulties; diversion of management’s attention from our core business and operations; failure to estimate the acquired businesses’ future performance and failure to execute on such expectations; inaccurate evaluation of the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations. In addition, as a result of acquisition activity, our future results of operations may be influenced by the possibility of our incurring impairment charges as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5.A below - “Operating Results - Critical Accounting Policies). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

We depend on a limited number of suppliers, and in some cases, a sole supplier and/or subcontractor. If one or more of our third‑party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

While a portion of our manufacturing process is performed in our production facilities in Israel, we outsource some of our manufacturing processes to two contract manufacturers, which are located in Israel (“Contract Manufacturers”). From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturers. In addition, we rely on single source and limited source suppliers and subcontractors (“Key Suppliers”) for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide.

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

The possible cyber-attacks via unauthorized access, exploitation, manipulation, deception, corruption, disruption, damage, leak, theft or loss of our intellectual property or any other digital assets could result in liabilities to us and other material costs. Cyber-attacks aimed at our digital assets could accumulate increased costs to prevent, respond to or mitigate these incidents. It is also possible that our digital assets and business processes could be jeopardized, compromised or halted via cyber-attacks, without being noticed for some time.

Although we have not yet experienced any cyber-attacks that affected our operations, we cannot fully guarantee that any such potential cyber incidents will not have an adverse effect on our company in the future. Even though we have invested in implementing various cyber security solutions in our networks and systems, in order to mitigate and reduce our exposure to these cyber risks, we can provide no assurance that our current digital assets are fully protected against all sorts of cyber-attacks by malicious third parties.

In addition, the potential liabilities associated with these events could exceed the insurance coverage we maintain as they could lead to financial losses, damage to our reputation, business processes, financial condition and results of operations.

Furthermore, the regulatory framework for data and privacy protection issues is rapidly evolving worldwide. As such, the European Union adopted the General Data Protection Regulation (“GDPR”), which imposes stricter obligations and provides for greater penalties for noncompliance. We may be required to incur significant costs to comply with such data and privacy protection laws, as applicable to our company, or else face an adverse effect on our business prospects and/or financial position.

Fluctuations in currency exchange rates may result in additional expenses being recorded or in the prices of our products becoming less competitive and thus may have negative impact on our profitability.

We are a global company that operates in a multi-currency environment. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations.  In addition, although our products’ prices in most countries are denominated in U.S. Dollars, in certain territories (currently, Europe and Japan) our products’ prices are denominated in local currencies, and much of our service income in additional territories is denominated in local currencies. If there is a significant devaluation in the relevant local currencies in which we operate compared to the U.S. Dollar, we may be required to increase those prices and as a result our products and services may become less competitive.

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

The long sales process may cause an increase in inventory levels and a risk for inventory write downs and write-offs; for more details regarding recent inventory write downs and write-offs see Item 5.A – “Operating Results – Critical Accounting Policies – Valuation of Inventory”.

Third parties have asserted claims, and may assert additional claims, that our products infringe the intellectual property rights of others, which could expose us to costs and risks.

Third parties, including one of our competitors in the field of semiconductor wafer inspection equipment, Rudolph (now Onto Innovation), previously asserted claims, and may assert additional claims in the future, that we have infringed their patents or intellectual property rights. Following the settlement of $13 million and dismissal of all of Rudolph’s outstanding claims in 2017, we do not currently have any outstanding intellectual property claims against us (and, in accordance with the terms of the settlement agreement with Rudolph, no such claims may be asserted by Rudolph within the three years following the execution thereof, i.e., until July 2020). However, we may in the future face such intellectual property claims against us, which, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management’s attention from our business. Successful claims against us (such as the claim asserted by Rudolph regarding our Falcon product in which a final ruling was granted in Rudolph’s favor in 2016) could impose on us monetary awards for damages, as well as for plaintiff’s attorney’s fees and other costs, and could limit our ability to sell products in certain jurisdictions. Additional costs and expenses may also be incurred in the event of out of court settlement of claims against us (such as the settlement of the Rudolph claims in 2017), which could result in monetary consequences. See in Item 8.A – “Consolidated Statements and Other Financial Information - Legal Proceedings” below.

We may encounter difficulties in purchasing key components and subsystems, or overestimate our needs, to meet customer demand.

 In the current highly competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. While we believe that we have sufficient inventory to fill our customers’ orders, our predictions may not correspond to our actual future needs and our suppliers and subcontractors cannot always supply such components and subsystems within a shorter than anticipated time frame. Our inability to anticipate rapid market changes may cause an increase of inventory which could result in material inventory write-offs, which we have incurred in the past, or may alternately limit our ability to satisfy customer orders, which could result in the loss of sales and could cause customers to seek products from our competitors.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We differentiate our products and technologies from those of our competitors by using our intellectual property for the development of our products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. The inability to protect our intellectual property may affect our competitive advantage.

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

Due to our global operations, we must comply with certain international and domestic laws, regulations and restrictions which may expose our business to risks.

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

The Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) imposes certain duties on us and our executives and directors, including the requirements of Section 404 (Assessment of Internal Control), which requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. Our efforts to comply with such requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2019, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to raise funds successfully and may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future.  During the period from January 1, 2019 through March 18, 2020, the closing price of our ordinary shares ranged from $6.46 to $12.15 per share. The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time or to plan purchases and sales in advance. A variety of factors may affect the market price and the trading volume of our ordinary shares, including:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	investors’ views of the attractiveness of our new products;

•	changes in expectations as to our future financial performance and/or announcements of actual results that vary significantly from such expectations;

•	the announcement by us or our competitors of corporate transactions, merger and acquisition activities or other similar events impacting our financial performance;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	market conditions relating to our customers’ industries;

•	announcements of technological innovations or new products by us or our competitors;

•	other announcements, whether by us or others, referring to our financial condition, results of operations and changes in strategy;

•	large block transactions in our ordinary shares;

•	additions or departures of our key personnel;

•	future offerings or sales of our ordinary shares; and

•	announcements of significant claims or proceedings against us.

Further, as a result of the volatility of our stock price, we could be subject, and were subject in the past, to securities litigation, which could result in substantial costs and could divert management’s attention and Company resources from business. Securities class action litigations are being brought from time to time against companies following periods of volatility in the market price of their securities, and in the past, one was brought against us. Although this claim was dismissed, we cannot guarantee that similar litigation would not be brought against us in the future.

Our principal shareholders, Priortech and Chroma, hold a controlling interest in us and will be able to exercise their control in ways that may be adverse to the interests of our other shareholders. Our relationship with Priortech and Chroma may give rise to a conflict of interests.

Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”), beneficially hold in the aggregate 44.13% of our issued and outstanding ordinary shares. As a result of the Chroma Voting Agreement (as defined below), Priortech and Chroma are deemed to be joint controlling shareholders of the Company and have the ability to determine the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of the Company.

Mr. Rafi Amit, our Chief Executive Officer and Chairman of the Board, and Mr. Yotam Stern, a member of our Board, hold, as of March 1, 2020, an aggregate of approximately 31.24% of the voting power at Priortech’s general meeting of shareholders, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien (including the estates of the foregoing deceased founders, the “Founding Members”), governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves (the “Priortech Voting Agreement”), and as such may be deemed to control Priortech.

Messrs. Amit and Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflicts of interest. Mr. Amit serves, who serves as our Chief Executive Officer on a 90% position, acts as Priortech’s Chairman of the board of directors and provides consulting and management services to Priortech on a 10% basis, as well as serving as a director at Priortech’s associated company - P.C.B Technologies Ltd., an Israeli public company (“PCB Technologies”). Mr. Stern holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech and serves as a director at P.C.B Technologies.

In addition, in the framework of the Chroma Transaction (as defined below), Leo Huang, the chairman of the board of directors and a controlling shareholder of Chroma, and I-Shih Tseng, a director and Business Unit President of Chroma, were appointed to serve as members of our Board, which may give rise to conflicts of interest.

Despite our efforts to conduct ourselves by Israeli law procedural requirements concerning interested party transactions, including with respect to audit committee, board of directors and shareholder approvals (including the special majority requirement in appropriate cases), we cannot be certain that the possible conflicts of interest in any of these transactions and activities is fully eliminated.

For more details regarding our senior management arrangements, see Item 6.B below - “Compensation – Employment Agreements”.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

There is a risk that we may be classified as a passive foreign investment company (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce or are held for the production of passive income. Based on an analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2019. However, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2020. If we were a PFIC during any prior years, U.S. holders who acquired or held our ordinary shares during such years generally will be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for US federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company”.

Our ordinary shares are traded on more than one market and this may result in price variations.

In addition to being traded on the Nasdaq Global Market, our ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets take place in different currencies (U.S. Dollars on Nasdaq and NIS on TASE) and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating to Our Operations in Israel

Conditions in the Middle East and Israel may adversely affect our operations.

Our headquarters and sole facility (including manufacturing facilities) are located in the North of the State of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by:

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

Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years.

Also, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas (a militia group and political party controlling the Gaza Strip) and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), while maintaining a military presence in Syria, and with regard to Iran’s nuclear program. The recent assassination of Iran’s senior general Qassim Soleimani by the U.S. military, followed by Iranian retaliatory attack against U.S. military basis in Iraq, has contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which operates adjacent to Israel’s northern border.

Lastly, Israel is engaged, from time to time, in armed conflicts with Hamas. These conflicts involve missile strikes against civilian targets in the southern parts of Israel, and have also involved such missile strikes against central parts of Israel, most recently in November 2019.

All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, the continued conflict with the Palestinians is already disrupting some of Israel’s trading activities. Certain countries, primarily in the Middle East, but also in Malaysia and Indonesia, as well as certain companies and organizations around the world, continue to participate in a boycott of Israeli brands, and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example by way of sales opportunities that we could not pursue or from which we will be precluded in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the share price of our ordinary shares.

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

Our ability to take advantage of Israeli government programs and tax benefits may change, which could increase our tax expenses.

We participate in certain Israeli government programs and enjoy certain tax benefits, particularly tax exemptions, resulting from our “Approved Enterprise” status, provided to us due to our manufacturing facilities in Israel. In order to continue to be eligible for these programs, or similar programs, and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund any tax benefits already received. Further, these programs and tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. For information regarding the above-mentioned tax benefits, see Item 10.E below – “Taxation – Israeli Taxation - Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

The government grants we received for know-how research and development expenditures impose certain restrictions on utilization of the funded grants and may expose us to payment of royalties in connection with the commercialization thereof.

We have received government grants from the Israel Innovation Authority (the “IIA”) for the financing of a portion of our research and development expenditures over the years. Even following full repayment of any IIA grants, and unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and the regulations promulgated there under (together: the “R&D Law”), with respect to technologies the development of which was financed by such grants (the “Financed Know-How”), including an obligation for repayment of such grants from sales of products based on the Financed Know-How, if and when such sales occur.

 As of December 31, 2019, the total amount of grants received by the IIA and not yet repaid (including interest accrued by Camtek) was $7.3 million This amount also includes grants received by Printar Ltd. (“Printar”), which we assumed in the framework of the acquisition of Printar’s assets and certain liabilities and which we have written off as we believe that no such payments will be made to the IIA (for more information please see the discussion relating to the cessation of the Functional Inkjet Technology (“FIT”) activity in Item 4.B below - “Business Overview – Our Business”).

In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior consent may be given by the IIA subject to payment of increased royalties.

Although as of the date of this Annual Report, no Financed Know-How is used or incorporated in our current or currently anticipated products lines, the abovementioned restrictions and requirements for payment could in the future – if and as applicable – impair our ability to sell such Financed Know-How, or to outsource or transfer manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

For more information regarding the above-mentioned and other restrictions imposed by the R&D Law and regarding grants received by us from the IIA (and the repayment thereof), see Item 4.B below - “Business Overview – The Israel Innovation Authority”.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

Further, it may be difficult for an investor to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to U.S. public companies, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of our highly compensated executives as well as disclosure of the compensation determination process;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profit realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

In addition, we are permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based compensation plans, with respect to the Nasdaq requirement to have a separate compensation committee and a formal charter for such committee, and with respect to the quorum requirement for the convening of general meetings of shareholders; See in Item 16G. “Corporate Governance” below.

Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection to investors than is afforded under the Nasdaq Rules applicable to domestic issuers.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates mergers and acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. See Item 10.B - “Memorandum and Articles - Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law” below. Further, Israeli tax considerations may make potential transactions undesirable to us, or to some of our shareholders whose country of residence does not have a tax treaty with Israel, granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See Item 10.E - “Taxation - Israeli Taxation” below. In addition, in accordance with the Restrictive Trade Practices Law, 1988 and under the Israeli Law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder (together, the “R&D Law”), approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see in Item 4.B - “Business Overview - The Israel Innovation Authority” below. In addition, as a corporation incorporated under the laws of the State of Israel, we are subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Shareholder rights and responsibilities are governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association, as amended from time to time (our “Articles”) and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an Office Holder in a company, or who otherwise has the power to direct a company’s operations, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Item 4.	Information on the Company.

A.          History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987 and operate under the Companies Law. Our headquarters are located in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel, and our telephone number is +972-4-604-8100. Other than Israel, we currently have operations in the Asia Pacific region, North America and Europe. Our agent for service of process in the United States is Camtek USA, Inc., located at Fremont Blvd., Ste. 112, Fremont, California 48389, Tel: 510-624-9905. We have been a public company since July 2000. Our ordinary shares are listed on the Nasdaq Global Market and on the TASE.

In our first years of operation, we provided manual optical inspection equipment to address the needs of the PCB industry. In September 2001, we acquired a developer and producer of Automatic Optical Inspection (AOI) Inspection systems for the semiconductor fabrication industry. This acquisition allowed us to enter the back-end semiconductor inspection market. After a period of intense internal research and development, in the fourth quarter of 2003, we shipped our first new Falcon system for the back-end market of the semiconductor industry. The first revenue recognition of the Falcon system was in the second quarter of 2004. In the following years, applying our core technologies, we introduced three additional Inspection and Metrology product lines for the semiconductor industry - the Condor, the Gannet and the Eagle; sales of all four semiconductor Inspection and Metrology product lines have since accounted for a significant portion of our total sales. In 2017, we consolidated all of our products for the semiconductor industry (which, following the PCB Sale Transaction in 2017 (see in this Item 4.A below), constitute all of our product lines) under the Eagle product lines. See in Item 4.B - “Business Overview” below.

In 2017, we concluded the sale of our Printed Circuit Board (“PCB”) inspection business unit (the “PCB Sale Transaction”), to Trophy Imaging Technology Co. Ltd. Pursuant to the PCB Sale Transaction, we sold the entire assets and activity of our PCB business unit (including our subsidiaries in China and Taiwan which were engaged primarily in such activity), in consideration for a total cash payment of $32 million at closing and an additional cash amount of $1.257 million, the payment of which was conditioned upon the financial performance of the PCB business unit and was made in full in 2019.  Since the closing of the PCB Sale Transaction, we have devoted, and will continue to devote, our resources and attention to further developing and expanding our semiconductor Inspection and Metrology field of activity.

Further, as a result of our acquisition of the assets and certain liabilities of Printar in 2009, we became involved in the field of FIT, which we have gradually reduced over the past few years, until eventually reaching the decision to fully cease such activity in 2018. In 2009 we also completed the acquisition of the entire share capital of SELA – Semiconductor Engineering Laboratories ltd. (“Sela”) which was engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front-end semiconductor industry. In 2015, the Company concluded a definitive agreement for the transfer of the Sela division activity (assets and liabilities) to a company fully owned by Sela’s long time business manager, thereby effectively terminating any and all involvement of the Company in the Sela business.

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

In February 2019, the Company signed a series of definitive agreements, referred to as the “Chroma Transaction”, in the framework of which Chroma acquired a total of 6,117,440 ordinary shares from Priortech at a price of $9.50 per share, and an additional 1,700,000 new shares were issued to Chroma by the Company, at the same price of $9.50 per share; as of March 18, 2020,  Chroma holds 20.21% of our ordinary shares, while Priortech holds 23.92% of our ordinary shares. The Chroma Transaction was closed in June, 19, 2019 (the “Chroma Closing Date”), following the occurrence of closing conditions defined therein, including the approval of the Chroma Transaction by the Company’s shareholders in the 2019 AGM (as defined below) as well as the grant of approvals by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC).

In addition, the Company entered into a Technological Cooperation Agreement with Chroma under which the Company granted Chroma a license for an application under Company’s triangulation technology platform. In addition, Priortech and Chroma entered into a voting agreement according to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Chroma Voting Agreement”). Under the Chroma Voting Agreement, Chroma is entitled to nominate individuals for two seats on the Company’s seven member Board and Priortech is entitled to nominate three members. The remaining seats are held by two external directors. The Company also entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma, according to which Chroma is entitled to the same rights Priortech has with respect to registration of our shares (see Item 7.B. – “Related Party Transactions”).

For a discussion of capital expenditures, see Item 5.B - “Liquidity and Capital Resources” below.

The SEC maintains an Internet web site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. Our website is located at www.camtek.com. The information on our website is not incorporated by reference into this Annual Report.

B.          Business Overview.

Our Business

             Camtek develops and manufactures state of the art equipment for Inspection and Metrology of wafers, our equipment is used by all the leading semiconductors manufacturers. Camtek provides Automatic Inspection and Metrology systems to find defects on individual dice on wafer before they are packaged, sorting defected dice before packaging is crucial in the Semiconductors industry because a single defected device can cause a failure of the entire product. Camtek is a leading provider of Inspection and Metrology systems in its market and enabling and supporting customers’ latest technologies. Camtek addresses this industry with dedicated solutions based on our advanced core technologies including advanced Optics and electronics hardware, advanced algorithms and software, image processing, motion control and material handling.

Semiconductors wafers are scanned under the advanced optic heads (2D Inspection and metrology and 3D metrology) in our systems, advanced software and algorithms are implemented on the scanned wafers data, as a result our systems automatically sort good dies and defected dies, the defected dies will be sort out of the production lots and will not be inserted into a package. Hence the total end product yield is enhanced by ensuring that only known good dies will be shipped to end-users. The systems are easy to operate and offer high accuracy and productivity in high volume manufacturing environments. These systems incorporate proprietary advanced image processing software and algorithms, as well as advanced electro‑optics and precision mechanics and are designed for easy operation and maintenance. Our global, direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly owned subsidiaries.

Inspection and Metrology are implemented at various stages along the semiconductor manufacturing process. Camtek’s systems serve various manufacturing stages starting from the front-end macro inspection and outgoing Quality Control (OQC), through Inspection and Metrology of bumps in the mid-end and the inspection of post-diced wafers in the back end (Assembly).

Our Markets

The semiconductor manufacturing industry produces integrated circuits mainly on silicon wafers but also on other materials. Each wafer contains numerous integrated dies containing microelectronic devices. The growth of the semiconductor manufacturing industry in the past few years has been driven largely by demand from electronics such as smartphones and the proliferation of applications including the Internet of Things and cloud computing. Continued growth is expected with the enhancements of existing products and the inclusion of emerging technologies such as Artificial Intelligence (AI) in products and 5G networks, as well as rapid growth in automotive and industrial electronics. The effect of such market growth trends on the demand of Inspection and Metrology systems is driven by two main factors: (i) growing electronic devices manufacturing volume requires more equipment, for example, the 5G network generation will speed the manufacturing of new mobile phones and (ii) applications such as automotive require a higher level of reliability and hence more Inspection and Metrology.

In the fast-growing advanced packaging market segment, which includes wide variety of devices and technologies, a new inspection and measurements steps become crucial to ensure a known good package. The bumps are becoming the main interface connection instead of the conventional wire bonding. There is a wide variety of bump types and sizes which are used for different packaging requirements. Camtek’s systems equipped with several 3-D measurement sensors and inspection technologies provide wide coverage to many of those inspection and metrology steps such as bump height, die stack planarity, RDL dimensions. These are examples for typical steps to ensure high quality product.

               Wafers with tens million bumps are becoming more common and require 100% inspection and metrology due to the packaging reliability requirements. The high cost of packages which in many cases combine multiple dice requires Known Good Dice in order to ensure that each die in the package is fully functional. Camtek’s systems are designed to deliver 100% Inspection and Metrology in high volume manufacturing environment, without compromising on throughput and performance.

A fast-growing segment is the complementary metal oxide semiconductor (“CMOS”) image sensors (“CIS”) used for cameras. With the growing number of cameras in each mobile phone and the increase in the number of pixels per each sensor and reduction in the size of each pixel, a high-resolution inspection is mandatory. Camtek has developed unique capabilities to address these requirements and its systems are being used by largest CIS manufacturers.

Another growing segment is the “micro-electro mechanical systems” (“MEMS”), which mainly serves the mobile, medical and automotive markets, utilizing materials, manufacturing technologies and facilities from the semiconductor industry to produce miniature mechanisms, such as inkjet print heads, accelerometers, sensors, video projection devices and microphones. Camtek’s Inspection and Metrology is implemented at various stages along the manufacturing process of MEMS devices to detect mechanical damage and other surface defects including cracks and foreign materials or, as well as to confirm dimensional conformity, thus eliminating subsequent testing of defective products, increasing yield and reducing overall production costs.

Other significantly growing segments include power, mainly used for high-end computing and designed to manage the exponentially growing amounts of data. Radio Frequency (RF) devices that need to address the next generation communication network, known as 5G.

Camtek’s systems are designed to meet the industry roadmap and market requirements.

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

Over the years, our Inspection and Metrology products for the semiconductor industry included the Falcon, Condor, Gannet and Eagle products lines. In 2017, we finalized the implementation of our decision from 2015 to focus our semiconductor activity on the Eagle platform onlys and have phased out all other product lines for this industry.

Product	Function
Eagle-i
The Eagle-i system family is designed for high volume 2D inspection, delivering superior 2D inspection and metrology capabilities. The system utilizes the most advanced algorithms enabling detection of down to sub-micron defects and measuring two micron line and space redistribution layer (“RDL”). The Eagle-i system family includes the EagleT-I and EagleT-I Plus models, which were designed for better accuracy and optical resolutions and higher throughput.

Eagle-AP
The Eagle-AP system family addresses the fast-growing advanced packaging market using state of the art technologies, both software and hardware, that deliver superior 2D and 3D inspection and metrology capabilities on the same platform. The advanced packaging market uses a wide spectrum of bump types and sizes. The Eagle-AP meets the current and future requirements in inspection and metrology including measurement of bumps down to 2µm (microns) and providing high throughput. The Eagle-AP system family includes the EagleT-AP and EagleT-AP Plus models, equipped with higher throughput and improved metrology capabilities.

Golden Eagle	Camtek’s panel inspection and metrology system designed to support the manufacturing of panel wafers used in the manufacturing of fan-out level packaging applications,

In addition, we intend to offer certain software solutions we develop, such as the Automatic Defect Classification (“ADC”), which provides automatic defect classification of color images, utilizing deep learning techniques, and will enable our customers to reduce and even eliminate manual verification.

Customers

We target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

Our customers are semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2018 and 2017, no individual customer accounted for more than 10% of our total revenues; however in 2019, one customer accounted for 11% of our total revenues. As of December 31, 2019, our installed base was approximately 1,049 systems.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2019	2018	2017
U.S. Dollars (In thousands)
Asia Pacific	115,925	98,468	79,105
United States	10,388	13,227	9,484
Europe	7,706	11,479	4,896

Total	134,019	123,174	93,485

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

As of December 31, 2019, 130 of our employees were engaged in our worldwide marketing and support efforts, including support and marketing administration staff. Due to the concentration of marketing in the Asia Pacific region, we have adjusted our marketing organization accordingly, and significantly expanded our marketing and support teams in this region.

Our marketing efforts include participation in various trade shows and conventions, publications and trade press, product demonstrations performed at our facilities and regular contact with customers by marketing personnel. We generally provide a 12‑month warranty to our customers. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period. Under our service and maintenance contracts, we provide prompt on-site customer support.

We take various measures to secure customers’ payment on a case by case basis by means of letters of credit. Also, we receive advanced payments before shipment from most customers.

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

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We generally maintain several months’ of inventory of critical components used in the manufacture and assembly of our products. During times of rapid increase in demand in the semiconductor fabrication industry, the delivery time of suppliers in this industry is extended. However, to date, we have been able to obtain sufficient units of these components to meet our needs in a timely fashion.

We have a manufacturing facility, located in Migdal Ha’Emek, Israel.

Competition

The markets in which we operate are highly competitive. Our main competitors are Onto Innovations, ATI Electronics Pty Ltd., Cheng Mei Instrument Technology Co., ASTI Holding Limited, Toray Industries Inc. and, for some limited applications, KLA-Tencor Corporation.

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

The Israel Innovation Authority

The Government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, IIA, formerly and more commonly known as the Office of Chief Scientist (the “OCS”), pursuant to and subject to the provisions of the R&D Law.

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

As of the date of this Annual Report, no Financed Know-How is utilized in our current or currently anticipated activities (See in Item 3.D - “Risk Factors - Risks relating to our Operations in Israel” above).

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

For a discussion of the effects of Israeli governmental regulations and our operation in Israel on our business, see in Item 3.D - “Risk Factors - Risks relating to our Operations in Israel” above.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2019	2018	2017
	(U.S. Dollars in thousands)
Machinery and equipment*	1,998	1,902	1,280
Building and leasehold improvements	154	1,327	2,200
Computer equipment and software	305	604	655
Office furniture and equipment	97	96	53
Right of use (ROU) assets **	904	-	-

Total	$3,458	$3,929	$4,188

* including transfer of inventory to fixed assets in the aggregate of $1,405, $1,425, and $1,050 in 2019, 2018 and 2017, respectively.
** related to implementation of ASC 842 - Leases as of January 1, 2019.

Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply to our business: Machinery Directive 2006/42/EC and EMC 2004/108/EC. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor fabrication industry and production equipment producers, apply to us: SEMI S-2 (safety requirements for sale of equipment in the semiconductor fabrication) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor fabrication industry). We comply with the above-mentioned governmental regulations during the systems’ design process, which is conducted in accordance with the Company’s quality assurance manual ISO9001:2015. In addition, all modules of systems are tested by independent laboratories that certify their compliance with these governmental regulations and have required accreditation.

C.          Organizational Structure

Through its affiliated companies, one of our principal shareholders, Priortech, engages in various aspects of the electronic production, including, advance packaging designs for the semiconductor industry and advanced organic coreless substrate technology. Priortech currently holds 23.92% of our outstanding ordinary shares, and is a party to the Chroma Voting Agreement. Under the Chroma Voting Agreement, Priortech is entitled to nominate three Board members. We have no revenues from sales to affiliates and subsidiaries of Priortech.

The following table shows the Company’s subsidiaries, all of which are wholly owned by us or by our subsidiaries (except for Camtek HK Ltd., in which Priortech holds no more than one percent of the voting rights), together with each subsidiary’s jurisdiction of incorporation, as of the date of this Annual Report:

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek (Europe) NV	Belgium
Camtek Germany GmbH	Germany
Camtek Inspection Technology (Suzhou) Ltd.	China
Camtek Japan Ltd.	Japan
Camtek Inspection Technology Limited	Taiwan
Camtek South East Asia Pte ltd.	Singapore
Camtek Korea Ltd.	South Korea

D.	Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 84,500 square feet of which 16,000 square feet are devoted to the manufacturing of our products, and approximately 10,500 square feet are leased to a third party lessee. In accordance with agreements signed in 2010 and 2011 with Bank Leumi L’Israel and in 2011 with Bank Mizrahi, a lien has been placed on these facilities.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 26,000 square feet.

Item 4A.          Unresolved Staff Comments.

None.

Item 5.             Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  The following discussion does not address certain items in respect of our fiscal year ended December 31, 2017 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2017 may be found in “Item 5 – “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 25, 2019.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our Inspection and Metrology core technology; see in Item 4.B “Business Overview - Our Business” above.

We sell our systems internationally. The majority of sales of our systems in 2019 were to manufacturers in the Asia Pacific region, including South Korea, China, Taiwan and South East Asia, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In 2019, our sales in the Asia Pacific region accounted for approximately 86% of our total revenues, of which approximately 75% of our total revenues were from sales in South Korea, China and Taiwan.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In regular market conditions, the demand for our systems is characterized by short notice. To meet customers’ needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories (See also in Item 3.D. - “Risk Factors - A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs” above and under Item 5.A - “Operating Results - Critical Accounting Policies - Valuation of Inventory” below). Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets typically takes several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time.

Critical Accounting Policies

Critical accounting policies are those that, in management’s view, are most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

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

The Company does not incur costs in obtaining a contract except for agents’ commissions, which are incurred upon the recognition of revenues. Revenues are recognized over a period of less than a year and as such, there are no underlying sales commissions to be capitalized.

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

In the years 2019 and 2018 we wrote-off inventory in the amount of approximately $0.2 million and $0.1 million, respectively. The write-off amounts are included in the item line called “Cost of revenues” in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. The write-offs in the amount of approximately $0.2 and $0.1 million in 2019 and 2018, respectively, related to damaged, obsolete, excess and slow-moving inventory. Inventory that is not expected to be converted or consumed in 2020 is classified as non-current. As of December 31, 2019, a $2.8 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2019. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Leases. On January 1, 2019, we adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with historical accounting under Topic 840.

Upon adoption, we recognized total right-of-use (ROU) assets of $2.1 million, with corresponding lease liabilities of $2,052 on the consolidated balance sheets. The adoption did not impact our beginning retained earnings, or prior year consolidated statements of income and statements of cash flows.

Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is a hypothetical rate based on its understanding of what our credit rating would be (2.8% in 2019). Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. When determining the probability of exercising such options, we consider contract-based, asset-based, entity-based, and market-based factors. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Operating lease ROU assets are presented as property, plant and equipment on the consolidated balance sheet. The current portion of operating lease liabilities is included in other current liabilities and the long-term portion is presented within long-term liabilities on the consolidated balance sheet.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets for operating leases are periodically reduced by impairment losses. We use the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

New standards not yet adopted

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. We will adopt the new standard effective January 1, 2020 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In August 2018, the FASB issued Accounting Standard Update No. 2018-13, Changes to Disclosure Requirements for Fair Value Measurements (Topic 820) (ASU 2018-13), which improved the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements. We will adopt the new standard effective January 1, 2020 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective in the first quarter of 2021 on a prospective basis, and early adoption is permitted. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

Comparison of Period-to-Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31,
	2019	2018
Total Revenues	100.00%	100.00%
Total Cost of revenues	51.66%	50.64%
Gross profit	48.34%	49.36%
Operating expenses:
Research and development costs	12.19%	11.84%
Selling, general and administrative expenses..	19.76%	21.26%
Total operating expenses	31.94%	33.09%
Operating income (loss	16.39%	16.26%
Financial income (expenses), net	0.60%	0.59%
Income tax (expenses) benefit	(1.46%)	(1.65%)
Net income from continuing operations	15.54%	15.21%
Net income from discontinued operations	0.87%	-
Net income	16.41%	15.21%

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

Revenues. Revenues increased by 9% to $134.0 million in 2019 from $123.2 million in 2018, due primarily to an increase in the number of product units sold.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $64.8 million in 2019 from $60.8 million in 2018, an increase of $4.0 million, or 7%. Our gross margin decreased to 48.3% in 2019, compared to a gross margin of 49.4% in 2018, mainly as a function of the product and sales mix delivered.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2019 increased to $16.3 million from $14.6 million in 2018 due to increased researched and development activity.

             Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 1% to $26.5 million in 2019 from $26.2 million in 2018, mainly due to increased salary expenses, offset by decreased sales commissions.

Financial Income (Expenses), Net. We had net financial income of $0.8 million in 2019, compared to net financial income of $0.7 million in 2018. These changes mainly relate to interest revenue on our cash deposits offset by foreign currency expenses, net. Foreign currency expenses, net, resulting from transactions not denominated in U.S. Dollars, amounted to $352 thousand in 2019 compared to income of $226 thousand in 2018.

Provision for Income Taxes. Income tax expense was $2.0 million in 2019, mostly based on the utilization of prior tax losses, and similar to the $2.0 million expense in 2018.

Net Income from continuing operations. We realized net income of $20.8 million in 2019 compared to net income of $18.7 million in 2018, due to increased revenues.

B.          Liquidity and Capital Resources

At December 31, 2019, our cash and cash equivalent and short-term deposit balances totaled approximately $89.5 million. At December 31, 2018, our cash and cash equivalent balances totaled approximately $54.9 million. The year-to-year increase in cash and cash equivalents and short-term deposits mainly results from increased revenues, in addition to the investment received from Chroma, offset by a cash dividend. Our cash is invested in bank deposits spread among several banks, primarily in Israel.

From our inception through December 31, 2019 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $11.9 million in a public offering of our shares in May 2016 and $16.2 million pursuant to the share issuance under the Chroma Transaction in June 2019 (see Item 4.A. – “History and Development of the Company”).

Our working capital was approximately $116.1 million in 2019 and $80.6 million in 2018. The increase is mainly attributed to increased cash and cash equivalents and decreased trade accounts payable and other current liabilities, partially offset by decreased inventory.

Our capital expenditures during 2019 were approximately $1.4 million, mainly due to operating activities.

We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements for at least the next 12 months. If available liquidity is not sufficient to meet our operating obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also Item 3.D “Risk Factors - We have historically incurred significant losses and negative cash flows and may not sustain profitable operations or continue to have positive operating cash flows in the future” above).

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2019 and 2018 totaled $24.6 million and $16.8 million, respectively.

During 2019, cash provided by operating activities was primarily attributed to net income and the decrease in inventories, offset by decreases in trade accounts payable and other current liabilities.

During 2018, cash provided by operating activities was primarily attributed to net income, offset by increases in inventory, trade accounts receivable, trade accounts payable and other current liabilities.

Cash flow from investing activities

Cash flow used in investing activities in 2019 was $51.7 million, due to investment in short-term deposits and fixed and intangible assets. Cash flow used in investing activities in 2018 was $2.3 million, due to investment in fixed and intangible assets.

Our capital expenditures in 2019 were used primarily for operating activities. Our capital expenditures in 2018 were used primarily for the building of new clean room facilities in Migdal Ha’Emek and operating activities.

Cash flow from financing activities

Cash flow provided by financing activities in 2019 was $10.0 million, mainly due to the Chroma investment and the proceeds from exercise of share options, offset by a dividend payment.

Cash flow used in financing activities in 2018 was $3.3 million, mainly due to a dividend payment offset by the proceeds from exercise of share options.

Effective Corporate Tax Rate

Camtek’s production facility in Israel has been granted “Approved Enterprise” status under the Investment Law (as defined in Item 10.E – “Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” below). We participate in the Alternative Benefits Program and, accordingly, income from our Approved Enterprise will be tax exempt for a period of 10 years, commencing on the first year in which the Approved Enterprise first generates taxable income, due to the fact that we operate in Zone ”A” in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and significantly changed the provisions of the Investment Law. The Amendment limits the scope of an enterprise which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise”; such criteria generally require that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

Camtek has been granted the status of Approved Enterprise, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period which ended in 2014. In addition, Camtek has elected 2010 as the year of election for a period ending 2021 (collectively, “Programs”).

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011. For more information, see Item 10.E – “Taxation – Israeli Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” below.

As of December 31, 2019, approximately $20.7 million of Camtek’s prior year earnings were tax-exempt earnings attributable to its Approved Enterprise and approximately $3.2 million were tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits in the year in which they were generated. According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2019, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $0.8 million. These amounts would be recorded as an income tax expense in the period in which we would declare the dividend.

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

Foreign Currency Fluctuation

See Item 3.D – “Risk Factors – Risk Factors Related to Our Business and Our Markets – Fluctuations in currency exchange rates may result in additional expenses being recorded or in the prices of our products becoming less competitive and thus may have negative impact on our profitability” above.

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

As of December 31, 2019, we had 77 employees engaged in R&D, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $16.3 million and $14.6 million for the years ended December 31, 2019 and 2018, respectively, representing 12.2% and 11.8% of the total revenues for the years then ended.

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

We have [55] pending patents worldwide and [1] U.S. provisional applications. In addition, we have [98] registered patents worldwide. These patents relate to our proprietary technology and know-how developed for Inspection and Metrology and Functional Inkjet Technology tools. We also have one registered trademark in Israel.

D.          Trend Information

Currently, there is uncertainty regarding the outlook for 2020 and beyond, as the available forecasts were provided prior to the global outbreak of the Coronavirus. See "Item 3D. Risk Factors" above. The semiconductor industry has historically been cyclical and highly influenced by weakness or uncertainties in global economic conditions. Gartner Inc. (“Gartner”), had forecasted the world GDP to grow by 2.4% in 2020 compared to an estimated increase of 2.5% in 2019. 2019 and 2018 were characterized by growth of the semiconductor industry and increased capital expenditure spending by the major manufacturers and OSAT companies. Gartner had forecasted semiconductor revenues to increase by 12.5% in 2020, compared to a decrease of 11.9% in 2019. According to several research reports, key drivers for future demand in the semiconductor industry include mobile devices, data centers infrastructure, Artificial Intelligence, augmented and virtual reality, smart sensors, internet-of-things and other electronic equipment. See "Item 3D. Risk Factors" in this annual report on Form 20-F. For specific trend information regarding the markets in which we operate see Item 4.B - “Business Overview - Our Markets” above.

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

As of December 31, 2019, minimum future rental payments under such non-cancelable operating lease agreements were approximately $1.8 million.

F.            Contractual Obligations and Other Commercial Commitments.

As of December 31, 2019, we had contractual obligations and commercial commitments of:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1‑3 years	3‑5 years	More than 5 years
	(in thousands)
Purchase obligations (1)	11,812	11,812	-	-	-
Severance obligation	1,015	-	-	-	1,015
Other long‑term obligations (2)	1,752	971	781	-	-
Total	14,579	12,783	781	-	1,015

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.
(2)
In 2015, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2019, the minimum future rental payments (including future vehicle rental by our subsidiaries) were approximately $1.2 million.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2019, minimum future rental payments under these leases amounted to $0.6 million.

Item 6.            Directors, Senior Management and Key Employees

A.          Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	71	Chief Executive Officer and Chairman of the Board of Directors*
Yotam Stern	67	Director
Leo Huang	68	Director
I-Shih Tseng	58	Director
Yael Andorn	49	Director**
Yosi Shacham-Diamand	66	Director**
Moty Ben-Arie	65	Director
Moshe Eisenberg	53	Chief Financial Officer
Ramy Langer	66	Chief Operating Officer
Orit Geva Dvash	48	Vice President - Human Resources

* Rafi Amit serves as our Chairman of our Board of Directors as of June 3, 2019. The approval of Mr. Amit’s appointment, while continuing to assume CEO’s responsibilities, was obtained in the 2019 annual general meeting of shareholders, dated June 3, 2019 (the “2019 AGM”).

** Ms. Yael Andorn and Prof. Yosi Shacham-Diamand have served as our external directors as such term is defined under the Companies Law, since October 2018.

Set forth below is a biographical summary of each of the above-named directors and senior management.

Rafi Amit has served as our Chief Executive Officer since January 2014, and as our Chairman of the Board of Directors since the 2019 AGM. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit also serves as a Director of PCB Technologies, our affiliate and Priortech’s associated company. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board of Directors since 1987. From May 2009 until August 2010, Mr. Stern served as the Chairman of the Board of Directors and from 2001 until 2012, Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. Mr. Stern also serves as a Director of PCB Technologies. He holds a B.A. in Economics from Hebrew University of Jerusalem.

Leo Huang has served on our Board of Directors as a representative of Chroma since June 3, 2019. Mr. Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 23, 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang holds a bachelor’s degree in Electronics Engineering from National Chiao Tung University.

I-Shih Tseng has served on our Board of Directors as a representative of Chroma since June 3, 2019. Mr. Tseng joined Chroma in 1998, serving as a director since June 6, 2012 and as Business Unit President of Chroma since July 1, 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng holds a PhD degree in Mechanical Engineering from Pennsylvania State University.

 Yael Andorn has served on our Board of Directors since October 3, 2018 and she is currently the Chairperson of our Audit Committee. Ms. Andorn is the founder and CEO of CapitalA, and serves on the Boards of Directors of Israeli public companies such as El-Al Airlines and Castro. Ms. Andorn previously served on private and public boards, including Midroog-Moody’s Rating, Oil Refineries (Bazan),  Retalix,  The National Lottery, Clal Health Insurance and Clal Credit Insurance, and as head of the Investment Committee of the Teacher’s Saving Fund. Ms. Andorn served as director general of Israel’s Ministry of Finance between 2013 and 2015 and as Partner at Viola Credit between 2012 and 2013. Between 2005 and 2011, Ms. Andorn served as CEO at Amitim and also served on the investment committee. Ms. Andorn held several positions at Israel’s Ministry of Finance Budget Department, Bank of Israel and IDF 8200 Intelligence Unit. Ms. Andorn holds a Bachelor of Economics and a Master in Business Administration from the Hebrew University of Jerusalem.

Yosi Shacham-Diamand has served on our Board of Directors since October 3, 2018. Since 2001, Prof. Shacham-Diamand serves as The Bernard L. Schwartz Academic Chair for nanoscale information technologies in the Department of Electrical Engineering - Physical Electronics, and in the Department of Material Science and Technology, Faculty of Engineering, Tel Aviv University (TAU). Prof. Shacham-Diamand currently serves on the advisory board of CartaSense Ltd. and SolChip Ltd., and previously served as a consultant to numerous manufacturing companies such as Zoran Inc., Intel Inc., Applied Materials Inc., Nova Instruments Inc., as well as to numerous investment and holding companies in Israel and abroad. Prof. Shacham-Diamand previously served on the board of directors of PCB Ltd. (today, Priortech Ltd.) and “RAMOT” by Tel Aviv University. Since 2019 he is an endowed chair processor at Thapar Institute of Engineering and Technology (TiET), Patiala, Punjab, India and the international director of the Tel-Aviv University/TiET Food Security Center of Excellence. Since 2018, Prof. Shacham-Diamand serves as a visiting professor at the Department of Electronics and Telecommunication, The Politecnico di Torino, Torino, Italy. Since 2012, serves as a distinguished international Chair Professor in Feng Chia University, Taichung, Taiwan. Since 2014 he is serving as a visiting professor at Waseda University, Tokyo, Japan. During 2014 - 2018, Prof Shacham-Diamand served as a member of the MAGNET committee, Ministry of Trade and Industry. Prof. Shacham-Diamand holds a D.Sc. EE, M.Sc. EE, and B.Sc. EE (Summa-cum Laude), all from the Technion- Israel Institute of Technology, Haifa, Israel, and also completed postdoctoral research at U.C. Berkeley, CA, USA.

Moty Ben-Arie has served on our Board of Directors since March 28, 2017. From March 2017 until the 2019 AGM, Mr. Ben-Arie served as the Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and serves as the Chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Orit Geva Dvash has served as our VP Human Resources (“HR”) since November 2017. Previously, since 2014, Ms. Geva Dvash served as our HR Director. From 2008 to 2014, Ms. Geva Dvash served as our HR manager. From 2002 to 2008, Ms. Geva Dvash served at various HR positions at IBM research lab. Ms. Geva Dvash holds a Masters in political science from Haifa University and B.A. in political science and English literature from Haifa University.

Arrangements Involving Directors and Senior Management

In accordance with the terms of the Chroma Voting Agreement, at the 2019 AGM Mr. Leo Huang and Mr. I-Shih Tseng were appointed for service as our directors (see Item 4.A. – “History and Development of the Company”).

Except for the Chroma Voting Agreement, there are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Section A (Directors and Senior Management).

B.          Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2019 to all persons listed in Section A (Directors and Senior Management) above, and other directors who served as such during the year 2019 and have terminated their service with us, was approximately $2,843,991. This sum includes $181,057 paid to provide pension, retirement or similar benefits, amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan which includes our executive officers. The plan is based on our overall performance, and individual performance. Up to 50% of the performance objectives of our executive officers may be qualitative, provided that with respect to our Chief Executive Officer such portion shall not exceed three monthly base salaries. The measureable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, operating or net income and collection. The plan for our executive officers is reviewed and approved annually by our Audit Committee (in its capacity as our Compensation Committee) and Board of Directors, as is any bonus payment to an executive officer made under such plan (provided that with respect to the bonus plan for our CEO we also obtain shareholder approval – see in Item 6.B - “Compensation – Employment Agreements” below).

We compensate our independent directors for serving on our board of directors by payment of cash fees in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), reimbursement for expenses and the award of share options or restricted stock units (“RSUs”). Messrs. Rafi Amit and Yotam Stern, as well as Chroma’s representatives on our Board, do not receive compensation for their service as our directors. See Item 6.C “Board Practices - Remuneration of Directors” below.

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see Item 6.C - “Board Practices – External Directors – Qualification” below) during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”. All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position(1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)(5)	Other (USD) (6)	Total (USD)
Rafi Amit – Chief Executive Officer	313,134	352,125	360,146 (-)	106,733	1,132,138
Ramy Langer - Chief Operating Officer	267,213	94,118	268,735 (191,334)	-	630,066
Moshe Eisenberg - Chief Financial Officer	275,440	94,118	273,806 (191,334)	-	643,364
Orit Geva-Dvash - Vice President, Human Resources	160,806	41,727	129,601 (124,410)	-	332,134
Yael Andorn – Director, Chairwoman of the Audit Committee	-	-	7,063 (-)	32,613	39,676
Total	1,016,593	582,088	1,031,564	139,346	2,769,591

(1)
All Covered Office Holders are employed on a full-time (100%) basis, except for Mr. Amit who dedicates 90% of his time to his role as our Chief Executive Officer and except for Ms. Yael Andorn who serves as an external director in the Company’s Board of Directors.

(2)
Salary cost includes the Covered Office Holder’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Office Holder. Such benefits may include, to the extent applicable to the Covered Office Holder, payment, contributions and/or allocations for saving funds (e.g. Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g. life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurance and benefits, phone, convalescence or recreation pay, and other benefits and perquisites consistent with the Company’s policies.

(3)
Represents annual bonuses paid in accordance with the Covered Office Holder’s performance of targets as set forth in his or her bonus plan and approved by the Company’s Audit Committee and Board of Directors and/ or any special one-time bonuses as approved by the Company’s Audit Committee and Board of Directors in accordance with the Company’s Compensation Policy.

(4)	Bracketed numbers represent the fair value on the grant date of equity based compensation granted to the Covered Office Holder during the year ended December 31, 2019.

(5)
Represents the equity based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2019 for each Covered Office Holder, based on the options’ fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

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

Effective May 26, 2015, we entered into an amended employment agreement with Mr. Amit, Chief Executive Officer and our Chairman of the Board of Directors. Under his amended employment agreement, Mr. Amit spends 90% of his time in service as our CEO, and his compensation includes: (i) an annual base salary in the amount of $313,134; and (ii) an annual performance-based bonus. In the annual general meeting of shareholders held in June 2018 (the “2018 AGM”), our shareholders approved a three-year Cash Bonus Plan for Mr. Amit, for the years 2018-2020. According to such bonus plan, Mr. Amit’s annual on target cash bonus for each of these years shall be equal to nine monthly base salaries, conditioned upon his performance in each of these years measured against criteria pre-determined by our Compensation Committee and Board of Directors, with respect to the applicable year. Also, in 2019, Mr. Amit received a cash bonus for the year 2018, in the sum of $352,125.

Further, Mr. Amit’s amended agreement contains confidentiality provisions for the term of Mr. Amit’s services and thereafter, and non-compete provisions for the term of Mr. Amit’s service and for a six month period after the termination of his service. It provides that all intellectual property developed by Mr. Amit, or in which he took part, during or in connection with his services, is our sole property. It may be terminated by the Company at any time, by written notice of termination delivered to Mr. Amit six months in advance. We may, however, immediately terminate the engagement of Mr. Amit in various circumstances, including a breach of fiduciary duty.

As Mr. Amit may be deemed, together with the Priortech Founding Members and Chroma, to control the Company (see Item 3.D - “Risk Factors- Our principal shareholders, Priortech and Chroma, hold a controlling interest in us and will be able to exercise their control in ways that may be adverse to your interests. Our relationship with Priortech and Chroma may give rise to a conflict of interests” above), in accordance with the Companies Law, his term of employment must be approved by the Company’s shareholders at least once every three years, and, accordingly, was last re-approved at the 2018 AGM. Mr. Amit does not receive any compensation in respect of his service as a member of our Board of Directors.

C.          Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit and compensation committees, internal auditor and approvals of interested parties transactions. These matters are in addition to the Nasdaq Rules and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer such as us may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3.D – “Risk Factors - Being a foreign private issuer exempts us from certain SEC Requirements and Nasdaq Rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers” above. For information regarding home country rules followed by us see Item 16G –”Corporate Governance” below.

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of seven members. At our 2019 AGM, each of Messrs. Rafi Amit, Yotam Stern and Moty Ben-Arie were re-appointed for service as our directors, and, following the completion of the Chroma Transaction, Messrs. Leo Huang and I-Shih Tseng were first appointed to serve as our directors.  All directors were appointed following the recommendation by the Company’s Nomination Committee, and each of them is serving an approximately one-year term, which is due to expire at our 2020 annual general meeting of shareholders. In addition, following the recommendation of our Nomination Committee and Board of Directors, our shareholders approved, at our 2018 AGM, the appointment of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand as external directors in accordance with the Companies Law, for a term of three years each.

According to the Chroma Voting Agreement (see Item 4.A. – “History and Development of the Company”), Chroma is entitled to nominate individuals for two seats on the Company’s seven member Board and Priortech is entitled to nominate three members. The remaining seats are held by two external directors.

In accordance with the Companies Law, our Board of Directors retains all the powers in managing our Company that are not specifically granted to the shareholders. For example, the Board may make decisions to borrow money for the Company, and may set aside reserves out of our profits, for whatever purposes it sees fit.

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

The Board of Directors may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Our Board of Directors has appointed an Audit Committee, also serving as a Compensation Committee, and a Nomination Committee. For information regarding the duties, responsibilities and composition of each of our committees, see Item 6.C – “Board Practices - Committees of the Board of Directors” below.

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

Independent Directors

Under the Nasdaq Rules, a majority of our directors is required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of a company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of a company or its affiliates. Three of our seven members of the Board - Ms. Yael Andorn and Messrs. Yosi Shacham-Diamand and Moty Ben Arie - qualify as independent directors under the Nasdaq Rules.

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

Qualification. To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder (and in a company that does not have a shareholder or an affiliated group of shareholders holding 25% or more of the company’s voting rights, such person may not have any affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company). In general, the term “affiliation” includes: an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an Office Holder; “Control” is defined in the Israeli Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the “controlling power” in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to possess control. The Companies Law defines the term “Office Holder” of a company to include a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer.

In addition, no person can serve as an external director if the person’s position or other business creates, or may create conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to a former external director.

Election and Term of External Directors. External directors are elected by a majority vote at a shareholders’ general meeting, provided that either:

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

In general, external directors serve a three-year term, which may then be extended for two additional three-year periods. Thereafter, in accordance with regulations promulgated under the Companies Law, an external director may be appointed for additional terms of service of not more than three years each provided that: (a) a company’s audit committee, followed by the board of directors, have approved that considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment for an additional term of service is beneficial to the company; (b) the appointment for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

Re-election of an external director may be effected through one of the following mechanisms:

1.	a shareholder holding one percent or more of a company’s voting rights proposed the re-election of the nominee;

2.	the board of directors proposed the re-election of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or

3.	the external director who is up for renewal has proposed himself or herself for re-election.

With respect to mechanisms 1 and 3 above, the re-election is required to fulfill all of the following terms: (i) to be approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of controlling shareholders and shareholders who have a personal interest in approving such nomination resulting from their relations with the controlling shareholders; (ii) to include votes cast in favor of the re-election by such non-excluded shareholders constituting more than two percent of the voting rights in the Company; and (iii) the external director is not a related or competing shareholder or a relative of such a related or competing shareholder, at the time of the appointment, and does not and did not have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A “related or competing shareholder” is a shareholder proposing the re-appointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided that at the time of the re-appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the Company or are competitors of the Company.

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated there under, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise”. A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications” is a person who meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

Compensation. An external director is entitled to compensation as provided in the Remuneration Regulations and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company. For more information, please see “Remuneration of Directors” below.

Our External Directors. Ms. Yael Andorn and Prof. Yosi Shacham-Diamand were appointed as our external directors in the 2018 AGM, for a three-year-term which will expire on October 2, 2021. Our Board of Directors has determined that Ms. Andorn has the “accounting and financial expertise” and that Mr. Shacham-Diamand has the “professional qualifications” required by the Companies Law.

Remuneration of Directors

Generally, directors’ remuneration should be consistent with a company’s compensation policy for Office Holders (see “Compensation Policy” below) and requires the approval of the compensation committee, the board of directors and the shareholders (in that order). Notwithstanding the above, in certain circumstances shareholder approval may be waived (see below) and, under different circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by a special majority of the company’s shareholders, including (i) at least a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

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

According to regulations promulgated under the Companies Law with respect to relief in approval of certain related party transactions (the “Relief Regulations”), shareholders’ approval for directors’ compensation and employment arrangements is not required if both the Compensation Committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations. Further, according to the Relief Regulations, shareholders’ approval for directors’ compensation and employment arrangements is not required if (i) both the Compensation Committee and the board of directors resolve that such terms (a) are not more beneficial than the former terms, or are essentially the same in their effect; and (b) are in line with the company’s compensation policy; and (ii) such terms are brought for shareholder approval at the next general meeting of shareholders. Also, according to the Remuneration Regulations, shareholder approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in such regulations.

As consideration for their service as directors and their participation in each meeting of the Board or Board’s committees, we pay each of our external and independent directors (all Board members except for Messrs. Amit, Stern, Huang and Tseng) a fixed annual fee, a fixed participation fee and reimbursement of expenses in the following amounts: NIS 70,000 (approximately $19,640) as annual fee, NIS 2,600 (approximately $729) as in-person participation fee, NIS 1,560 (approximately $437) for conference call participation and NIS 1,300 (approximately $364) for written resolutions. As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the amount of the Company’s capital, and the maximum amounts of such fees as set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), they are exempt from shareholder approval, in accordance with the Relief Regulations. The above-mentioned cash remuneration is in line with the Company’s Executives & Directors Compensation Policy (the “Compensation Policy”), according to which each of the Company’s non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees.

Messrs. Amit, Stern, Huang and Tseng do not receive any payment with respect to their service as our directors.

At the 2018 AGM, as well as in previous years, we have granted RSUs and options (respectively) to our directors. See item 6.E – “Share Ownership – Share Incentive Plans” below. The following table sets forth the number of Ordinary Shares held by our directors, as of March 18, 2020, and the number of options exercisable and RSUs vested as of March 18, 2020 and within 60 days from such date:

Name of Director	Number of Options Exercisable as of March 18, 2020 and within 60 days	Number of RSU’s vested as of March 18, 2020 and within 60 days	Number of Ordinary Shares held as of March 18, 2020
Rafi Amit	-	-	-
Yotam Stern	-	-	87,757
Moty Ben- Arie	-	269	1,345
Yael Andorn	-	269	1,345
Yosi Shacham-Diamand	-	269	1,345
Leo Huang	-	-	-
I-Shih Tseng	-	-	-

The options were granted pursuant to our then in effect equity plan and in accordance with the grant terms included therein. The RSUs were granted pursuant to our Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) (the “2018 Plan”). For additional information regarding the main terms of the option and RSUs grants, please see item 6.E below – “Share Ownership – Share Incentive Plans”

Committees of the Board of Directors

Audit Committee

SEC and Nasdaq Requirements. In accordance with the Exchange Act, rules of the SEC under the Exchange Act and Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation from the Company (other than directors’ fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company’s (or subsidiary’s) financial statements during the past three years; and (v) financially literate and one of whom has been determined by the board to be the audit committee financial expert. The duties and responsibilities of the audit committee under the Nasdaq Rules include: (i) recommending the appointment of the Company’s independent auditor to the board of directors, determining its compensation and overseeing the work performed by it; (ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

We have adopted an audit committee charter as required by the Nasdaq Rules.

Companies Law Requirements. Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors. In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or a relative thereof; (iii) any director employed by or providing services or a regular basis to the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder (the “Non-Permitted Members”). The chairman of such audit committee must be an external director.

The duties and responsibilities of our audit committee under the Companies Law include (1) identification of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditors, and suggesting appropriate courses of action to amend such irregularities; (2) reviewing and approval of certain transactions and actions of the Company, including the approval of related party transactions, that require approval by the audit committee under the Companies Law; defining whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve conflict of interests are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (3) determining with respect to transactions with controlling shareholders, even if such are not extraordinary transactions, a duty to conduct a competitive process, under the supervision of the committee or under the supervision of whomever designated by the committee and according to standards determined by the committee, or determining other proceedings, prior to entering into such transactions, all in accordance with the type of transaction; (4) determining the method of approval of transactions which are not insignificant, including the types of transactions which shall require approval of the committee; (5) recommending the appointment of the internal auditor and its compensation to the board of directors; (6) examining the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the Company’s size and special needs; and (7) setting procedures for handling complaints made by Company’s employees in connection with management deficiencies and the protection to be provided to such employees.

Non-Permitted Members shall not attend audit committee’s meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter. Nevertheless, an employee who is not a controlling shareholder or a relative thereof may be present at the discussion part only, pursuant to the Committee’s request, and the Company’s legal counsel and secretary, who are not controlling shareholders or relatives thereof, may be present during both discussion and decision making parts - pursuant to the Committee’s request.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the members present meet the independence criteria set forth in the Companies Law and at least one of them is an external director.

Our Audit Committee. The members of our Audit Committee are Ms. Yael Andorn and Messrs. Moty Ben Arie and Yosi Shacham-Diamand, all of whom are independent directors in accordance with Nasdaq Rules and meet the independence criteria set forth in the Companies Law. Ms. Andorn is the Chairperson of our Audit Committee and qualifies as its audit committee financial expert.

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

Companies Law Requirements. According to the Companies Law, the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements, as described above. However, an audit committee that satisfies the requirements of the Companies Law regarding the composition of a compensation committee may be authorized to carry out all duties and responsibilities of the compensation committee.

Further, under the Companies Law, a compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below - “Compensation Policy”) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of Office Holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer, who is not affiliated with the Company or its controlling shareholder, from shareholder approval if subjection of such transaction to shareholder approval may prevent its conclusion, and provided that the terms approved are consistent with the compensation policy.

The attendance and participation in meetings of the compensation committee are subject to the same limitations that apply to the Audit Committee. The quorum for discussions and decisions shall be the majority of the members, provided that those members present are independent directors and at least one of them is an external director.

Our Compensation Committee. We follow the provisions of the Companies Law with respect to the composition and responsibilities of our Compensation Committee. As all of the members of our Audit Committee meet the independence requirements for compensation committee members set forth in the Nasdaq Rule 5605(d)(2), as a foreign private issuer, we have elected, pursuant to Nasdaq Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the certain provisions of Nasdaq Rule 5605(d), which would require us to have a separate compensation committee. Pursuant to the Companies Law, allowing an audit committee that satisfies the requirements of the Companies Law regarding the composition of a compensation committee, to carry out all duties and responsibilities of the compensation committee, our Board of Directors has authorized our Audit Committee to carry out the duties and responsibilities of the compensation committee.

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. In 2018 our Board of Directors appointed a Nomination Committee, comprised of our two external directors, Ms. Andorn and Mr. Shacham-Diamand. Following such appointment, our Nomination Committee has assumed the responsibility for recommending to the Board nominees for election (including re-election) to the Company’s Board of Directors, in lieu of the recommendation by our independent directors.

As approved by our Board of Directors and consistent with the requirements of the Nasdaq Rules, our Nomination Committee is responsible for: (i) identifying potential new candidates for service on the Company’s Board of Directors, taking into account, inter alia, the candidate’s applicable experience, expertise and/or familiarity with the Company’s field of business, as well as the candidate’s ethical character, independent judgment and industry reputation; (ii) conducting appropriate inquiries into the backgrounds and qualifications of potential candidates for service as directors; and (iii) reviewing and resolving whether or not to approve arrangements with respect to such candidates .

Approval of Office Holders Terms of Employment

The terms of office and employment of Office Holders (other than directors and the chief executive officer) require the approval of the compensation committee and the board of directors, provided such terms are in accordance with the company’s compensation policy. Shareholder approval is also required if the compensation of such officer is not in accordance with such policy. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such compensation even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

The terms of office and employment of directors, the chief executive officer or controlling shareholders (or a relative thereof), regardless of whether or not such terms conform to the company’s compensation policy, should be approved by the compensation committee, the board of directors and the shareholders, by a special majority, except for: (a) approval of terms of office and employment of directors, which are consistent with the company’s compensation policy, and require shareholder approval by a regular majority; or (b) approval of terms of office and employment of directors pursuant to certain reliefs provided for under the Remuneration Regulations and/or the Relief Regulations, with respect to which shareholder approval is waived. Shareholder special majority should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company (“Special Majority”). Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the chief executive officer, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

In addition, amendment of existing terms of office and employment of Office Holders who are not directors requires the approval of the compensation committee only, if the compensation committee determines that the amendment is not material.

Compensation Policy

Under the Companies Law we are required to adopt a compensation policy, which sets forth company policy regarding the terms of office and employment of Office Holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification. Such compensation policy should take into account, among other things, providing proper incentives to directors and officers, management of risks by the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

Our Compensation Policy is designed to balance between the importance of incentivizing Office Holders to reach personal targets and the need to assure that the overall compensation meets our Company’s long-term strategic performance and financial objectives. The Compensation Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our Office Holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Compensation Policy is intended to motivate our Office Holders to achieve ongoing targeted results in addition to a high level business performance in the long term, without encouraging excessive risk taking.

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

Our Compensation Policy for Office Holders was originally approved by our shareholders at a special general meeting of shareholders held in October 2013, and was amended five times since; in November 2014 our shareholders approved an increase of the maximum yearly equity value which may be granted to any of our Office Holders; in August 2015 our shareholders approved an amendment increasing the maximum annual salary which may be granted to our Chief Executive Officer; in November 2016 our shareholders approved certain additional amendments to our Compensation Policy, mainly: (1) allowing the Company’s Chief Executive Officer to approve insignificant changes in the terms of office and employment of executives (i.e., not exceeding 5% of the aggregate value of the total cash compensation for such calendar year) who are directly subordinated to him, without the need for Compensation Committee approval, provided that such changes are in accordance with the Compensation Policy; (2) increasing the cap for the portion of the targets for annual bonuses of executives (other than our Chief Executive Officer) which may be based on non-measurable criteria, up to 50%; and (3) with respect to our Chief Executive Officer – setting the cap for the portion of the targets for his annual bonuses which may be based on non-measurable criteria, at 50%, provided however, that such portion shall not exceed three monthly salaries; in June 2018, our shareholders approved certain additional amendments to our Compensation Policy, as follows: (1) increasing the cap of the on target annual bonus of our Chief Executive Officer from six (6) monthly base salaries to nine (9) monthly base salaries; (2) increasing the maximum amount of annual bonus payable to our Chief Executive Officer from nine (9) monthly base salaries to thirteen and a half (13.5) monthly base salaries; (3) increasing the payment threshold for payment of annual bonuses to the Company’s Office Holders, from $2,000,000 to $4,500,000; (4) providing that the determination and caps on the remuneration of external directors shall be subject to and in accordance with all applicable regulations under the Companies Law (rather than previous reference to Remuneration Regulations only); and (5) increasing the coverage and premiums caps with respect to our directors and officers liability insurance policy; and, in June 2019, (1) increasing the cap of the on target annual bonus of our executives (other than our Chief Executive Officer) from four (4) monthly base salaries to six (6) monthly base salaries; (2) increasing the maximum amount of annual bonus payable to our executives (other than our Chief Executive Officer) from six (6) monthly base salaries to nine (9) monthly base salaries.

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

•
extraordinary transactions with controlling parties or with a third party where a controlling party has a personal interest in the transaction; or any transaction with the controlling shareholder or his relative regarding terms of service (provided directly or indirectly, including through a company controlled by the controlling shareholder) and terms of employment (for a controlling shareholder who is not an Office Holder). A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing.

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

Further, such extraordinary transactions, as well as any transactions with a controlling shareholder or his relative concerning terms of service or employment, need to be re-approved no less than every three years provided however that with respect to certain such extraordinary transactions the audit committee may determine that a longer duration is reasonable given the circumstances related thereto and such extended period has been approved by the shareholders.

In accordance with regulations promulgated under the Companies Law, certain defined types of extraordinary transactions between a public company and its controlling shareholder(s) are exempt from the shareholder approval requirements.

In addition, the approval of the audit committee, followed by the approval of the board of directors and the shareholders, is required to effect a private placement of securities, in which either: (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights; or (ii) a person will become a controlling shareholder of the company.

A “controlling shareholder” is defined in the Israeli Securities Law and in the provisions governing related party transactions under the Companies Law as a person with the ability to direct the actions of a company but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, and with respect to approval of transactions with related parties also as a person who holds 25% or more of the voting power in a public company, if no other shareholder owns more than 50% of the voting power in the company, and provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder for the evaluation of their holdings with respect to approval of transactions with related parties.

Compensation committee approval is required and thereafter, in most cases, the approval of the board of directors and in certain cases – the additional approval of the shareholders, in order to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, for the provision of insurance and for an undertaking to indemnify any Office Holder of the company; see below under “Insurance, Indemnification and Exemption”.

Duties of Office Holders and Shareholders

Duties of Office Holders

Fiduciary Duties

The Companies Law imposes a duty of care and a duty of loyalty on all Office Holders of a company, including directors and officers. The duty of care requires an Office Holder to act with the level of care with which a reasonable Office Holder in the same position would have acted under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the Office Holder’s position in the company and his personal affairs, any competition with the company, or exploiting any business opportunity of the company in order to receive personal advantage for himself or others. It also requires an Office Holder to reveal to the company any information or documents relating to the company’s affairs which the Office Holder has received due to his position as an Office Holder.

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

Each person listed in the table under “Directors and Senior Management” above is considered an Office Holder under the Companies Law (for definition of “Office Holder” under the Companies Law see above under “External directors” – “Qualification”).

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an Office Holder of a company promptly disclose any personal interest that he or she may possess and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the Office Holder must also disclose any personal interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s siblings, parents and descendants and the spouses of any of these people, or any corporation in which the Office Holder: (i) holds at least 5% of the company’s outstanding share capital or voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the Office Holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company. If a transaction is an extraordinary transaction, or with respect to terms of office and employment, then in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee (or with respect to terms of office and employment, the compensation committee) and then by the board of directors, and, under certain circumstances, by the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee (or with respect to terms of office and employment, the compensation committee), as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders’ approval is also required.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, by voting in a general meeting of shareholders with respect to the following matters: (a) any amendment to the articles of association; (b) an increase of the company’s authorized share capital; (c) a merger; or (d) approval of interested party transactions which require shareholders’ approval.

In addition, any controlling shareholder, any shareholder who knows that he or she possess power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an Office Holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but states that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness, taking into account such shareholder’s position.

Insurance, Indemnification and Exemption

Pursuant to the Companies Law and the Israeli Securities Law, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors, for certain violations of the Israeli Securities Law (see in “Administrative Enforcement” below) or the Companies Law. The Companies Law further provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

Our Articles allow us to indemnify and insure our Office Holders to the fullest extent permitted by law.

Office Holders’ Exemption

Under the Companies Law, and provided that the company’s articles of association allow it to do so, an Israeli company may exempt in advance an Office Holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions). Exemption from liability for a breach of duty of loyalty is not allowed. Our Articles allow us to exempt our Office Holders to the fullest extent permitted by law.

Office Holders’ Insurance

Our Articles provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability imposed on our Office Holders in respect of an act performed by him or her in his or her capacity as an Office Holder, concerning the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the Office Holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; and

•	a financial liability imposed upon him or her in favor of another person.

Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Israeli Securities Law, we may also enter into a contract to insure an Office Holder for expenses, including reasonable litigation expenses and legal fees, incurred by him or her in relation to an administrative proceeding instituted against such Office Holder or payment required to be made to an injured party pursuant to certain provisions of the Israeli Securities Law.

Office Holder’s Indemnification

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

•
reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases “proceeding concluded without the filing of an indictment” and “financial liability in lieu of criminal proceeding” shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

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

The Company may undertake to indemnify an Office Holder as aforesaid, (a) prospectively, provided that, in respect of the first act (financial liability) the undertaking is limited to events which in the opinion of the board of directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the board of directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (b) retroactively; provided, however, that the total aggregate indemnification amount that the Company shall be obligated to pay to all of its Office Holders, for all matters and circumstances described above, shall not exceed an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification.

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

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our Office Holders, must be approved by our compensation committee and our board of directors and, with respect to the CEO and to an Office Holder who is a director also by our shareholders. However, according to the Relief Regulations, shareholders’ approval for the procurement of directors’ insurance is not required if the insurance policy is approved by our compensation committee and (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations. Further, as our insurance coverage includes Office Holders who are controlling shareholders,  in accordance with the Relief Regulations, shareholders’ approval may be waived, if, in addition to the approval of the compensation committee as set forth above, our board of directors approves all such matters approved by the compensation committee, and both organs approve that the terms of the insurance policy are identical with respect to all Office Holders, including the controlling shareholders.

Indemnification letters, covering exemption from, indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law discussed above, were granted to each of our present Office Holders and were approved for future Office Holders. Hence, we indemnify our Office Holders to the fullest extent permitted under the Companies Law.

We currently hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders, including our directors. This policy was approved by our Compensation Committee on January 1, 2020 and by our Board of Directors on January 2, 2020, and is effective until November 30, 2020.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure to be used by the Israeli Securities Authority, or ISA, to enhance the efficacy of enforcement in the securities market in Israel. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law. Furthermore, the Israeli Securities Law requires that the Chief Executive Officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching such law. The Chief Executive Officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

As detailed above, under the Israeli Securities Law, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Israeli Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company’s articles of association.

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Companies Law and sections in the Israeli Securities Law, which are applicable to us. Our Articles and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Israeli Securities Law (see “Insurance, Indemnification and Exemption” above).

D.	Employees

Employees

The following table sets forth the number of our employees engaged in the specified activities at the end of each of the years 2019, 2018 and 2017:

	As of December 31,
	2019	2018	2017
Executive management	4	4	4
Research and development	77	67	66
Sales support	92	85	72
Sales and marketing	35	33	32
Administration	47	43	45
Operations	67	63	55

Total	322	295	274

The following table sets forth the number of our employees located in the following geographic regions at the end of each of the years 2019, 2018 and 2017:

	As of December 31,
	2019	2018	2017
Israel	200	181	172
Abroad	122	114	102
Total	322	295	274

With respect to our Israeli employees, no collective bargaining agreements apply to our employees. However, by virtue of extension orders, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment - are applicable to our employees.

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 38,671,825 ordinary shares outstanding as of March 18, 2020.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	9,250,189	23.92%
Chroma ATE Inc.	7,817,440	20.21%
Yotam Stern(2)	87,757	0.23%
Rafi Amit(3)	*	*
Leo Huang(4)	*	*
I-Shih Tseng	*	*
Moty Ben-Arie(5)	*	*
Yosi Shacham- Diamand(5)	*	*
Yael Andorn(5)	*	*
Moshe Eisenberg(5)	*	*
Ramy Langer(5)	*	*

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of March 18, 2020, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of March 18, 2020, was 23,563.

(2)
Mr. Amit does not directly own any of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 87,757 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)
Mr. Huang does not directly own any of our ordinary shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such shares.

(5)
Holding less than 1% of our outstanding ordinary shares (including options held by each such person which have vested or will vest within 60 days as of March 18, 2020) and have therefore holding percentages have not been listed separately.

Share Incentive Plans

General

We currently maintain one active share incentive plan which is the 2018 Plan.

The 2018 Plan was adopted by the Company in April 2018 and replaced the Company’s previous equity plans - the 2014 Share Option Plan (the “2014 Plan”) and the 2007 Restricted Share Unit Plan (the “2007 Plan”).

          The purpose and intent of the 2018 Plan is to advance, pursuant to the Compensation Plan, the interests of the Company by affording to selected employees, officers, directors, consultants and other services providers of the Company and its affiliates an opportunity to acquire or increase its proprietary interest in the Company by the grant in their favor of options, restricted shares and RSUs (the “Awards”) thus providing them with an additional incentive to become, and to remain, employed and/or engaged by the Company, encouraging their sense of proprietorship and stimulating their active interest in the success of the Company.

2018 Plan

General. As of December 31, 2019, 1,197,425 Awards were outstanding under the 2018 Plan.

Administration of the 2018 Plan. Our 2018 Plan is administered by our Board. Under the 2018 Plan, Awards may be granted to our officers, directors, employees or consultants and those of our subsidiaries. The exercise price of options under the 2018 Plan is determined by our Board, and is generally set as the fair market value on the date of grant. The purchase price for each RSU and restricted share is not more than the underlying share’s nominal value, unless otherwise determined by the Board. The vesting schedule of the Awards is also determined by the Board of Directors; generally the options vest over a four-year period, with 25% of the options vest on each of the first and second anniversary of the vesting start date, and the remaining options vest on a monthly basis over the subsequent 24 months. The vesting of Awards may also be subject to performance conditions, which shall be either in addition to or instead of the aforementioned time-based vesting. Each Award granted under the 2018 Plan is usually exercisable between its vesting time and up to seven years from the date of grant, subject to certain early expiration provisions, such as in the event of termination of employment or engagement with the Company.

Future Awards to be granted by us to our employees, officers, directors and consultants, or those of our affiliates, will only be made pursuant to the 2018 Plan.

Previous Plans

As of December 31, 2019, (i) under our old 2003 Share Option Plan there were options exercisable and vested for 95,315 ordinary shares at a weighted average exercise price of $3.41 per share; (ii) under the 2014 Plan there were options exercisable and vested for 129,795 ordinary shares at a weighted average exercise price of $2.83, and unvested options exercisable for 84,682 ordinary shares at a weighted average exercise price of $3.77; and (iii) under the 2007 Plan there are unvested RSUs that cover 35,977 ordinary shares.

Item 7.          Major Shareholders and Related Party Transactions.

A.          Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 18, 2020, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 38,671,825 ordinary shares outstanding as of March 18, 2020.

	Number of Ordinary Shares*	Percentage
Priortech Ltd.(1)	9,250,189	23.92%
Chroma ATE Inc. (2)	7,817,440	20.21%
Federated Hermes, Inc. (3)	2,000,000	5.17%

(1)
31.24% of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, Zehava Wineberg and Hanoch Feldstien and the estates of Itzhak Krell (deceased) and Haim Langmas (deceased), may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(2)
Based on the Schedule 13G filed by Chroma ATE Inc. on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Ordinary Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 66, Hwa Ya 1 Rd., Guishan District, Taoyuan City 333, Taiwan.

(3)
Based on the Schedule 13G filed by Federated Hermes, Inc. on February 13, 2020, which presented ownership as of December 31, 2019. The 2,000,000 Ordinary Shares reported under such Schedule 13G by Federated Hermes are beneficially owned by registered investment companies and separate accounts advised by subsidiaries of Federated Hermes, Inc. that have been delegated the power to direct investment and power to vote the securities by the registered investment companies’ board of trustees or directors and by the separate accounts’ principals. Federated Hermes’ principal address is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779, USA.

B.          Related Party Transactions.

Agreements with Priortech and Chroma

For a description of definitive agreements signed between the Company, Priortech and Chroma, see Item 4.A. – “History and Development of the Company”.

Registration Rights Agreement with Priortech and Chroma

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

In the framework of the Chroma Transaction, the Company, Chroma and Priortech entered into a Second Amended and Restated Registration Rights Agreement with the Company which, following the Chroma Closing Date, replaced the previous Registration Rights Agreement and grants Chroma registration rights with respect to our Ordinary Shares held by it, which are similar to those of Priortech. For a description of the definitive agreements signed under the Chroma Transaction, see Item 4.A. – “History and Development of the Company”.

Employment Agreement with Mr. Rafi Amit

For a description of the employment agreement with our Chief Executive Officer, Mr. Rafi Amit, see Item 6.B - “Compensation – Employment Agreements” above.

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

Dividends

On May 2, 2018, following the approval of our Board of Directors, we declared a cash dividend in the amount of $0.14 per ordinary share, representing an aggregate distribution of approximately $5 million, which was paid on May 29, 2018 to all shareholders of record on the Nasdaq Global Market at the close of trade on May 18, 2018.  In addition, on August 6, 2019, following the approval of our Board of Directors, we declared a cash dividend in the amount of $0.17 per ordinary share, representing an aggregate distribution of approximately $6.5 million, which was paid on September 4, 2019 to all shareholders of record on the Nasdaq Global Market at the close of trade on August 21, 2019. See Item 10.B - “Memorandum and Articles - Dividend and Liquidation Rights” below for more information regarding our dividend policy).

B.          Significant Changes.

None.

Item 9.          The Offer and Listing.

A.          Offer and Listing Details.

The Company’s ordinary shares are traded on the Nasdaq Global Market and on TASE under the symbol “CAMT”.  We are subject to Israeli securities legislation which applies to companies that are traded in dual listing.

B.          Plan of distribution.

Not applicable.

C.          Markets.

See above.

D.          Selling Shareholders.

Not applicable.

E.          Dilution.

Not applicable.

F.          Expenses of the Issue.

Not applicable.

Item 10.          Additional Information.

A.          Share Capital

Not applicable.

B.          Memorandum and Articles

Following is a summary of material information concerning our share capital and a brief description of the material provisions contained in our Memorandum of Association and our Articles, which were last amended in the 2018 AGM.

Register

Our registration number at the Israeli registrar of companies is 51-123543-4.

Objectives and Purposes

Our Memorandum of Association and Articles provide that our purpose is to engage in any legal business and may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 38,649,979 ordinary shares were outstanding and fully-paid as of December 31, 2019.

The ordinary shares do not have preemptive rights. The ownership and voting of our ordinary shares are not restricted in any way by our Articles, or by the laws of the State of Israel, except for shareholders who are citizens of countries in a state of war with Israel. Under the Companies Law, Israeli companies may purchase and hold their own shares, subject to the same conditions that apply to distribution of dividends (see Item 10.B - “Memorandum and Articles - Dividend and Liquidation Rights” below). These shares do not confer any rights whatsoever for as long as they are held by us. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares, and these shares do not confer any voting rights for as long as they are held by the subsidiary.

Transfer of Shares

Ordinary shares are issued in registered form. Ordinary shares registered on the books of the transfer agent in the United States may be freely transferred on the transfer agent’s books.

Dividend and Liquidation Rights

Our Board of Directors may declare a dividend to be paid to the holders of ordinary shares out of our retained earnings or our earnings derived over the two most recent years, whichever is higher, as reflected in the last audited or reviewed financial report prepared less than six months prior to distribution, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends are distributed to shareholders in proportion to the nominal value of their respective holdings.

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

Modification of Class Rights

The Companies Law provides that the articles of a company may not be modified in such a manner that would have a detrimental effect on the rights of a particular class of shares without the vote of a majority of the affected class. Under our Articles, subject to the provisions of the Companies Law, the Company may, by a resolution adopted by its shareholders, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, etc.

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

As part of the Chroma Voting Agreement, Priortech and Chroma vote together in the Company’s shareholders’ meetings (see Item 4.A. – “History and Development of the Company”).

According to the Companies Law, an annual meeting of the shareholders must be held every year not later than 15 months following the last annual meeting. A special meeting of the shareholders may be convened by the board of directors at its decision or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) one shareholder or more owning at least 5% of the issued share capital and at least 1% of the voting rights in the Company; or (3) one shareholder or more owning at least 5% of the voting rights in the Company. If the Board of Directors does not convene a meeting upon a valid demand of any of the above then whoever made the demand, and in the case of several shareholders,, those shareholders holding more than half of the voting rights of the shareholders making such demand, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

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

In any shareholders’ meeting, a shareholder can vote either in person or by proxy provided such proxy is received by the Company up to twenty-four hours prior to the time set for the meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours prior to the time set for the meeting. General meetings of shareholders will be held in Israel, unless decided otherwise by our Board of Directors.

Most resolutions at a shareholders’ meeting may be passed by a majority of the voting power of the company represented at the shareholders’ meeting and voting on the matter. Resolutions requiring special voting procedures include the appointment and removal of external directors, approval of transactions with controlling shareholders, the terms of office and employment of directors (except for terms which are consistent with the company’s compensation policy, and require approval by a regular majority), the chief executive officer or controlling shareholders, approval of the Company’s compensation policy and any amendments thereto, and approval of a merger or a tender offer. See in Item 6.C - “Board Practices - Committees of the Board of Directors” and “Approval of Certain Transactions with Related Parties” above and in “Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions under Israeli Law” below.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer: (a) if there is no existing shareholder in the company holding shares conferring 25% or more of the voting rights at the general meeting (a “control block”) and as a result of the acquisition the purchaser would become a holder of a control block; or (b) if there is no existing shareholder in the company holding shares conferring 45% or more of the voting rights at the general meeting and as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights at the general meeting. Notwithstanding, the above requirements do not apply if the acquisition: (1) was made in a private placement that received shareholders’ approval (which includes an explicit approval of the purchaser becoming a holder of a “control block”, or 45% or more, of the voting power in the company, unless there is already a holder of a “control block” or 45% or more, respectively, of the voting power in the company); (2) was from a holder of a “control block” in the company and resulted in the acquirer becoming a holder of a “control block”; or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if: (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see in Item 3.D – “Risk Factors - Provisions of Israeli law could delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.”

C.          Material Contracts. \

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder or a partnership (a “non-U.S. holder”) and considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

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

Taxation of Distributions on the Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company” upon the sale, exchange or other disposition of our ordinary shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are generally subject to a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Net Investment Income Tax

Non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their “net investment income”, which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Net Investment Income tax on their investment in our ordinary shares.

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

•
A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019. We currently expect that we will not be a PFIC in 2020. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2020 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to “mark-to-market” the ordinary shares, or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our common shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their own tax advisors regarding their tax reporting obligations.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. We recommend that you consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

General Corporate Tax Structure

The corporate tax rate applicable in 2019 and 2020 is 23%.

However, the effective tax rate payable by a company that derives income from a preferred enterprise, discussed further below, may be considerably less. See below in Item 10.E - “Taxation - Tax Benefits under the Law for the Encouragement of Capital Investments, 1959”.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

The Company’s production facility has been granted “Approved Enterprise” status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years (or up to 14 years commencing in the year in which the company was granted “Approved Enterprise” status), commencing in the first year in which the Approved Enterprise first generates taxable income; this is due to the fact that the Company operates in Zone ”A” in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise”, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2014. In addition Camtek has elected 2010 as the year of election for a period ending 2021 (collectively, “Programs”).

The Investment Law and the criteria for receiving an “Approved Enterprise” or “Beneficiary Enterprise” status may be amended from time to time and there is no assurance that we will be able to obtain additional benefits under the Investment Law.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011 (the “December 2010 Amendment”). The December 2010 Amendment introduced a new status of “Preferred Enterprise,” replacing the existing status of “Beneficiary Enterprise.” Similarly to “Beneficiary Enterprise,” a Preferred Enterprise is an industrial company meeting certain conditions, including deriving a minimum of 25% of its income from export activities. However, under the December 2010 Amendment, the requirement for a minimum investment in production assets in order to be eligible for the benefits granted under the Investments Law was cancelled. A Preferred Enterprise is entitled to a reduced flat tax rate with respect to preferred enterprise income at the following rates:

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014-2015	9%	16%	26.5%
2016	9%	16%	25%
2017	7.5%	16%	24%
2018	7.5%	16%	23%
2019	7.5%	16%	23%
2020	7.5%	16%	23%

Dividends distributed from income which is attributed to “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation at 0%; (ii) Israeli resident individual at 20%; and (iii) non-Israeli resident at 20%, such withholding rate can be reduced subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The December 2010 Amendment was also revised to allow financial assistance to companies located in development Zone A to be granted not only as a cash grant but also as a loan. The rates for grants and loans could be up to 20% of the amount of the approved investment.

In December, 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Investment Law (the “December 2016 Amendment”) was published. The investment law was amended to introduce a new tax incentive regime for intellectual property (IP) based companies. Effective January 1, 2017, the December 2016 Amendment enhanced tax incentives for certain industrial companies by reducing the corporate tax rate and tax withholding obligation.

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

In 2019 the Company filed a notice to the Israeli Tax Authorities regarding the implementation of the Preferred Enterprise for its 2019 preferred income (instead of a Beneficiary Enterprise). As the Company is located in Development Area A, the applied corporate tax rate is 7.5%.

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

Special Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

In summary, as of 2019, the applicable tax rates are as follows:

Enterprise type	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
Preferred Enterprise	7.5%	16%	23%
Special preferred Enterprise	5%	8%	23%
Technological Preferred Enterprise	7.5%	12%	23%
Special Technological Preferred Enterprise	6%	6%	23%

In addition, any dividend distributed from a Preferred Technological Enterprise to foreign companies holding at least 90% of the share capital will be subject to a reduced tax rate of 4%.

Neither the provisions of the December 2010 Amendment nor the December 2016 Amendment apply to companies currently having an “Approved Enterprise” or “Beneficiary Enterprise” status, which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the aforementioned amendments, unless the company having the benefits of such status has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company’s annual tax return for the respective year, to adopt the provisions of the December 2010 Amendment. Such election cannot be later rescinded. A company having the status of “Beneficiary Enterprise” or “Approved Enterprise” making such election by June 30, 2015 will be entitled to distribute income generated by the Beneficiary Enterprise” or “Approved Enterprise,” subject to withholding tax at source at the following rates: (i) Israeli resident corporations at 0%; (ii) Israeli resident individuals at 20%; and (iii) non-Israeli residents at 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

During the years 1998-2006 Camtek was subject to tax in accordance with the Approved and Beneficiary Enterprise provisions under the Law for the Encouragement of Capital Investments. As such, Camtek has income that was exempt from tax. If Camtek should distribute dividends from the exempt income it will be required to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

As of December 31, 2019, approximately $20.7 million of the Company’s prior year earnings were tax-exempt earnings attributable to its Approved Enterprise programs and approximately $3.1 million were tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the corporate tax rate applicable to such profits for the year of which they were generated. According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2019, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $5.2 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $0.8 million.

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

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificates of approval for the specific investments in Approved Enterprises.

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

Law for the Encouragement of Industrial Research and Development, 1984

For information regarding the R&D Law, see above in Item 4.B - “Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist”.

Net Operating Loss Carry forwards

As of December 31, 2019, the Company had a net operating loss, or NOL, of $6,962,000 carry forward for Israeli tax purposes.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”). According to the Industry Encouragement Law, an “Industrial Company” is a company incorporated in, and resident of Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. In general, an “Industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Generally, the tax rate applicable to capital gains derived from the sale of shares listed on a stock market is 25% for Israeli individuals and 30% if the seller is considered a “significant shareholder” (i.e. in general, a shareholder holding directly or indirectly, including jointly with others, at least 10% of any means of control in the company) at any time during the 12 month period preceding such sale. The tax rate will be 25% retroactive from January 1, 2003 through December 31, 2011, and 30% thereafter.

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares. Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (in 2019, a rate of 47%) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see above).

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

Under the U.S.‑Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more than 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to a Preferred Enterprise then the tax will be 15%.

Surcharge Tax

Furthermore, an additional tax liability at the rate of 3% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 649,560 in 2019 and NIS 651,600 in 2020.

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

Item 11.          Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates is not significant as we have no outstanding loans; see Item 5.B – “Liquidity and Capital Resources” above.

Foreign Currency Rate Fluctuations

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2019, the value of the U.S. Dollar weakened against the NIS by 8%. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2019.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposures to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2019, we had net liabilities of approximately $6.2 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses or income of $62 thousand, in case of increase or decrease in rates, respectively.

In addition, although our products’ prices in most countries are denominated in U.S. Dollars, in certain territories (currently, Europe and Japan) our products’ prices are denominated in local currencies, and much of our service income in additional territories is denominated in local currencies. If there is a significant devaluation in the relevant local currencies in which we operate compared to the U.S. Dollar, those prices of our products or services that are denominated in local currency in the relevant territories will increase relative to that local currency and may be less competitive.

Item 12.          Description of Securities Other than Equity Securities.

  Not applicable.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies.

  Not applicable.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds.

  Not applicable.

Item 15.          Controls and Procedures.

(a)	Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2019, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2019, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2019, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c)	Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

(d)	Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.          Audit Committee Financial Expert.

Our Board of Directors has determined that Ms. Andorn qualifies as an “audit committee financial expert” for purposes of the Nasdaq Rules, and that each of Mr. Shacham-Diamand and Ms. Andorn  are independent directors in accordance with Nasdaq Rules and meet the independence criteria set forth in the Companies Law.

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

Item 16C.          Principal Accountant Fees and Services.

Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our independent auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC relating to auditor’s independence, and our independent auditors are remunerated at levels that accord with such basic principles of auditor independence.

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant KPMG International, for the years ended December 31, 2019 and 2018:

Fee Category	For 2019 Services Rendered	For 2018 Services Rendered

Audit Fees (1)	255,700	$249,437
Tax Fees (2)	16,312	$14,551

(1) Audit Fees: the audit fees for the year ended December 31, 2019 and 2018 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Tax Fees rendered during 2019 by our auditor were for tax compliance, tax planning and tax advice.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services. Under the policy, the Audit Committee will pre-approve all auditing services and permitted non-audit services (including fees and other terms) to be performed for the Company by its independent auditor. All of the fees listed in the table above were approved by the Audit Committee. In addition, the Audit Committee may adopt policies and procedures to permit delegation of authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Decisions of the subcommittee to grant pre-approvals will be presented to the full Audit Committee at its next scheduled meeting.

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

Item 16G.          Corporate Governance.

Pursuant to Rules 5255(a) and 5615(a)(3) of the Nasdaq Rules, we are relying on our home country practice with respect to the following matters: the eligibly of our securities for a direct registration program; the composition and responsibilities of our Compensation Committee; the approval of stock option plans; certain annual meeting requirements – all as set forth below:

-
We have opted out the requirement that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency as set forth in Rule 5255(a). Our procedures regarding the issuance of stock certificates comply with Israeli law and practice. According to the Companies Law, a share certificate is defined as a certificate which states the name of the owner registered in the company’s shareholders register, as well as the number of shares he or she owns. In the event that what is registered in the company’s shareholders register conflicts with a share certificate, then the evidentiary value of the shareholder register outweighs the evidentiary value of the share certificate. A shareholder registered in the company’s shareholders register is entitled to receive from the company a certificate evidencing his ownership of the share.

-
As all members of our Audit Committee meet the independence requirements for compensation committee members set forth in Nasdaq Rule 5605(d)(2), as a foreign private issuer, we have elected, pursuant to Nasdaq Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the certain provisions of Nasdaq Rule 5605(d), requiring us to have a separate compensation committee. Accordingly, and consistent with Israeli law allowing an audit committee that satisfies the requirements of the Companies Law regarding the composition of a compensation committee, to carry out all duties and responsibilities of the compensation committee, our Audit Committee has been authorized to assume the functions and responsibilities of a compensation committee. In this respect, we have also opted out the requirement to adopt and file a compensation committee charter as set forth in Rule 5605(d)(1).We have opted out the requirement for shareholder approval of stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 5635 and Nasdaq Rule 5605(d), respectively. Nevertheless, as required under the Companies Law, special shareholder voting procedures are followed for the approval of equity based compensation of certain Office Holders or employees who are controlling shareholders or any relative thereof, as well as of our Chief Executive Officer and members of our Board of Directors. Equity based compensation arrangements with Office Holders (chief executive officer and directors excluded) or employees who are not controlling shareholders or any relative thereof, are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-
We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company’s fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B – “Memorandum and Articles - Voting, Shareholders’ Meetings and Resolutions” above). Our 2019 AGM was held on June 3, 2019, therefore our 2020 annual general meeting of shareholders must be held by September 3, 2020. Further, we have opted out the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

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

CAMTEK LTD.

Consolidated Financial Statements
December 31, 2019 and 2018.

Camtek Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2019

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2U to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02).

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

Tel Aviv, Israel
March 30, 2020

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2019	2018
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	38,047	54,935
Short-term deposits	3	51,500	-
Trade accounts receivable, net	10B	31,443	31,644
Inventories	4	23,803	30,109
Other current assets	5	2,909	2,613

Total current assets		147,702	119,301

Property, plant and equipment, net	6, 2U	18,526	17,117

Long-term inventory	4	2,791	2,056
Deferred tax asset	16	746	2,366
Other assets		113	231
Intangible assets, net	7	491	476

		4,141	5,129

Total assets		170,369	141,547

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		11,334	15,541
Other current liabilities	8	20,272	23,179

Total current liabilities		31,606	38,720

Long-term liabilities
Other long term liabilities	9	2,461	1,420
		2,461	1,420

Total liabilities		34,067	40,140

Commitments and contingencies	10

Shareholders’ equity	12
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2019 and 2018;
40,742,355 and 38,535,445 issued shares at December 31, 2019 and 2018, respectively;
38,649,979 and 36,443,069 shares outstanding at December 31, 2019 and 2018, respectively		157	151
Additional paid-in capital		101,327	81,873
Retained earnings		36,716	21,281
		138,200	103,305
Treasury stock, at cost (2,092,376 as of December 31, 2019 and 2018)		(1,898)	(1,898)

Total shareholders' equity		136,302	101,407

Total liabilities and shareholders' equity		170,369	141,547

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Operations

		Year Ended December 31,
		2019	2018	2017
	Note	U.S. Dollars (In thousands, except per share data)
Revenues	15A	134,019	123,174	93,485
Cost of revenues		69,235	62,378	47,966

Gross profit		64,784	60,796	45,519

Operating expenses:
Research and development		16,331	14,581	13,534
Selling, general and administrative	15B	26,481	26,182	22,022
Litigation settlement	10C	-	-	13,000

Total operating expenses		42,812	40,763	48,556

Operating income (loss)		21,972	20,033	(3,037)

Financial income (expenses), net	15C	801	728	(150)

Income (loss) from continuing operations before incomes taxes		22,773	20,761	(3,187)

Income tax (expense) benefit	16	(1,950)	(2,030)	4,875

Net income from continuing operations		20,823	18,731	1,688

Income from discontinued operations

Income before income tax expense	19	1,257	-	18,302
Income tax expense		(94)	-	(6,028)

Net income from discontinued operations		1,163	-	12,274

Net income		21,986	18,731	13,962

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars
Basic earnings from continuing operations	0.55	0.52	0.05

Basic earnings from discontinued operations	0.03	-	0.35

Basic net earnings	0.58	0.52	0.40

Diluted earnings from continuing operations	0.54	0.51	0.05

Diluted earnings from discontinued operations	0.03	-	0.34

Diluted net earnings	0.57	0.51	0.39

Weighted average number of ordinary shares outstanding:

Basic	37,626	36,190	35,441

Diluted	38,432	36,747	35,964

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

						Retained
	Ordinary Shares		Treasury Stock		Additional	earnings	Total
	NIS 0.01 par value		NIS 0.01 par value		paid-in	(accumulated	shareholders'
	Number of	U.S. Dollars	Number of Shares	U.S. Dollars	capital	losses)	equity
	Shares	(In thousands)		(In thousands)	U.S. Dollars (In thousands)
Balances at
December 31, 2016	37,440,552	148	(2,092,376)	(1,898)	76,463	(1,348)	73,365
Exercise of share options and RSUs	483,955	1	-	-	1,340	-	1,341
Share-based
compensation expense	-	-	-	-	634	-	634
Dividend	-	-	-	-	-	(5,001)	(5,001)
Net income	-	-	-	-	-	13,962	13,962
Balances at
December 31, 2017	37,924,507	149	(2,092,376)	(1,898)	78,437	7,613	84,301

Exercise of share
options and RSUs	610,938	2	-	-	1,755	-	1,757
Shared-based
compensation expense	-	-	-	-	1,681	-	1,681
Dividend	-	-	-	-	-	(5,063)	(5,063)
Net income	-	-	-	-	-	18,731	18,731
Balances at
December 31, 2018	38,535,445	151	(2,092,376)	(1,898)	81,873	21,281	101,407

Issuance of shares	1,700,000	5	-	-	16,021	-	16,026
Exercise of share
options	506,910	1	-	-	541	-	542
Share-based
compensation expense	-	-	-	-	2,892	-	2,892
Dividend	-	-	-	-	-	(6,551)	(6,551)
Net income	-	-	-	-	-	21,986	21,986

Balances at
December 31, 2019	40,742,355	157	(2,092,376)	(1,898)	101,327	36,716	136,302

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income	21,986	18,731	13,962
Discontinued operations, net of tax	(1,163)	-	-
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,134	1,966	2,122
Deferred tax expense (benefit)	1,526	1,701	6
Share based compensation expense	2,892	1,681	634
Change in provision for doubtful debts	(29)	-	-
Loss on disposal of fixed assets	64	324	-

Changes in operating assets and liabilities:
Trade accounts receivable, gross	156	(8,456)	(484)
Inventories	4,798	(10,824)	(5,323)
Due from related parties	58	548	(699)
Other assets	(236)	(24)	(378)
Trade accounts payable	(4,100)	4,778	198
Other current liabilities	(3,577)	6,306	2,673
Liability for employee severance benefits, net	117	60	171

Net cash provided by operating activities from continuing operations	24,626	16,791	12,882
Net cash used in operating activities from discontinued operations	-	-	(11,247)
Net cash provided by operating activities	24,626	16,791	1,635

Cash flows from investing activities:
Investment in short-term deposits	(51,500)	-	-
Purchase of fixed assets	(1,256)	(2,243)	(3,138)
Purchase of intangible assets	(106)	(92)	(84)
Proceeds from disposal of fixed assets	-	76	-

Net cash used in investing activities from continuing operations	(52,862)	(2,259)	(3,222)
Net cash provided by investing activities from discontinued operations	1,257	-	29,854

Net cash provided by (used in) investing activities	(51,605)	(2,259)	26,632

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (In thousands)
Cash flows from financing activities:
Share issuance, net	16,026	-	-
Proceeds from exercise of share options	542	1,757	1,341
Dividend payment	(6,551)	(5,063)	(5,001)

Net cash provided by (used in) financing activities from continuing operations	10,017	(3,306)	(3,660)

Net cash provided by (used in) financing activities	10,017	(3,306)	(3,660)

Effect of exchange rate changes on cash	74	(35)	(603)

Net (decrease) increase in cash and cash equivalents	(16,888)	11,191	24,004
Cash and cash equivalents at beginning of the year	54,935	43,744	19,740

Cash and cash equivalents at end of the year	38,047	54,935	43,744

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

A. Cash paid during the year for:
Interest paid	-	-	17

Income taxes	666	534	1,378

Lease payments	1,077	-	-

B. Non-cash transactions:
Fixed assets purchased with supplier credit	154	261	-

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is jointly controlled by (23.39%) Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and (20.23%) Chroma Ate Inc. (“Chroma”) (See Note 1(B) below). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
In February 2019, Chroma Ate Inc, a Taiwanese company, acquired approximately 20.5% of Camtek’s shares in a cash transaction. 6,117,440 Camtek shares were purchased from Priortech for $58,100 whilst a further 1,700,000 new shares were issued by Camtek, for $16,200. The cash consideration was calculated based on a share-price of $9.50 per Camtek share, which reflected a 29% premium on Camtek’s closing price as of February 8, 2019.

A voting agreement was signed between Priortech and Chroma according to which the parties will vote together in Camtek’s shareholders’ meetings. According to the voting agreement, after the closing of the transaction, Chroma is entitled to two seats on Camtek’s Board of Directors and Priortech is entitled to three seats.

In addition to the investment, Chroma and Camtek entered into an agreement in which Camtek will in the future license its triangulation technology, a metrology solution, in a fee-bearing license for non-semiconductor applications to be used by Chroma. In addition, Chroma and Camtek agreed to cooperate in potential projects for the semiconductor market based on synergies between their inspection and metrology technologies.

The transaction was completed in June 2019.

C.
In September 2017, the Company completed the sale of its PCB inspection and metrology business unit. The buyers acquired the entire assets and liabilities related to the PCB business unit, including 100% equity interests in the Company’s Chinese and Taiwanese subsidiaries. The Company received a total cash consideration of $32,000 upon closing and a further $1,257 in 2019 based upon the PCB business unit's financial performance in 2018.

Due to the sale of the Company’s PCB business, the results of this unit ceased to be consolidated in 2017 and are accounted as discontinued operations. (See Note 19)

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

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

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, valuation of accounts receivable and inventories. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

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

Spare parts included in inventory that are not expected to be converted or consumed within the next year are classified as non-current, based on Management’s estimates taking into account market conditions.

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

Right of use assets from operating leases are depreciated over the length of the lease contract. (See Note 2U)

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

I.	Intangible assets

Patent registration costs are recorded at cost and amortized on a straight line basis, beginning with the first year of utilization, over its expected useful life of ten years.

J.	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2019 and 2018, no impairment was noted.

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

The Company does not incur costs in obtaining a contract except for agents’ commissions, which are incurred upon the recognition of revenues. Revenues are recognized over a period of less than a year and as such, there are no underlying sales commissions to be capitalized.

Service revenues consist mainly of contracts charged under time and material arrangements. Service revenues from maintenance contracts are recognized ratably over the contract period.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

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

Year Ended December 31, 2019
U.S. Dollars (in thousands)
Beginning of year	1,824
Deferral of revenue	2,084
Recognition of deferred revenue	(1,302)

Balance at end of year	2,606

M.          Warranty

The Company records a liability for standard product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

N.           Income taxes

The Company accounts for income taxes in accordance with the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The company includes the foreign currency transaction gains or losses that result from re-measuring deferred taxes in income tax expense. The Company reduces deferred tax assets with a valuation allowance to the amount that is more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change occurs.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

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

Q.           Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. Forfeitures are recognized when they occur. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date (For details see Note 12B).

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

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

U.	Leases

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with historical accounting under Topic 840. See also Note 10A.

Upon adoption, the Company recognized total right-of-use (ROU) assets of $2,052, with corresponding lease liabilities of $2,052 on the consolidated balance sheets. The adoption did not impact the Company’s beginning retained earnings, or prior year consolidated statements of income and statements of cash flows.

Under Topic 842, the Company determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be (2.8% in 2019). The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For leases agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

U.	Leases (cont’d)

Operating lease ROU assets are presented as property, plant and equipment on the consolidated balance sheet. The current portion of operating lease liabilities is included in other current liabilities and the long-term portion is presented within long-term liabilities on the consolidated balance sheet.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets for operating leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize. See Note 2(J).

V.	New standards not yet adopted

1.
In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. The Company will adopt the new standard effective January 1, 2020 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

2.
In August 2018, the FASB issued Accounting Standard Update No. 2018-13, Changes to Disclosure Requirements for Fair Value Measurements (Topic 820) (ASU 2018-13), which improved the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements. The Company will adopt the new standard effective January 1, 2020 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3.
In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 3 - Cash and Cash Equivalents

The Company’s cash and cash equivalent balance at December 31, 2019 and 2018, is denominated in the following currencies:

	December 31,
	2019	2018
	U.S. Dollars (in thousands)
US Dollars	32,675	49,678
New Israeli Shekels	3,318	2,790
Euro	707	1,486
Other currencies	1,347	981

	38,047	54,935

Short-term deposits are bank deposits in US Dollars with terms at the investment date of 3-12 months with average annual interest rates of 2.41%.

Note 4 - Inventories

	December 31,
	2019	2018
	U.S. Dollars (in thousands)
Components	13,822	13,062
Work in process	6,019	7,654
Finished products *	6,753	11,449

	26,594	32,165

*          includes systems at customer locations not yet sold, as of December 31, 2019 and 2018, in the amount of $3,498 and $7,546 respectively.

Inventories are presented in:

	December 31,
	2019	2018
	U.S. Dollars (in thousands)
Current assets	23,803	30,109
Long-term assets (A)	2,791	2,056

	26,594	32,165

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 4 – Inventories (cont’d)

(A)          Long-term Inventory:

At December 31, 2019, $2,791 of the Company's inventory is classified in long-term assets based on Management’s estimate based on the recent level of sales (at December 31, 2018- $2,056). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this inventory will be utilized according to its forecasted sales and that no loss will be incurred.

(B)          Inventory provision

In 2019, based on Management's estimates regarding future sales, a provision of $158 was made against damaged, obsolete, excess and slow-moving inventory (in 2018 - $143).

The provisions were recorded in the costs of products sold line item in the consolidated statement of operations. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 5 - Other Current Assets

	December 31,
	2019	2018
	U.S. Dollars (in thousands)
Due from Government institutions	955	1,442
Income tax receivables	846	453
Prepaid expenses	476	301
Interest receivable	348	64
Deposits for operating leases	149	193
Due from related parties (See Note 17)	75	133
Other	60	27

	2,909	2,613

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 6 - Property, Plant and Equipment, Net

	December 31,
	2019	2018
	U.S. Dollars (in thousands)
Cost:
Land	863	863
Building	14,253	14,099
Machinery and equipment	8,416	7,331
Office furniture and equipment	625	624
Computer equipment and software	4,652	4,383
Automobiles	87	87
Leasehold improvements	546	622
Right of use assets	2,471	-
	31,913	28,009

Less accumulated depreciation	13,387	10,892

	18,526	17,117

Depreciation expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $3,101, $1,868, and $2,001, respectively.

In accordance with historic credit line agreements, a lien remains on the Company’s facility in Israel. See Note 10(D).

In 2019, the Company implemented ASC 842 “Leases”. See Note 2(U).

During the year ended December 31, 2018, the Company completed the construction of a new facility adjacent to its headquarters. Depreciation of the facility began to be recognized in 2018.

Note 7 - Intangible Assets, Net

	December 31,
	2019	2018
	U.S. Dollars (in thousands)

Patent registration costs	1,711	1,605

Accumulated amortization	1,220	1,129

Total intangible asset, net	491	476

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 7 - Intangible Assets, net (cont’d)

Patent registration costs are amortized over their estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2019, 2018 and 2017 amounted to $91, $98 and $121, respectively.

As of December 31, 2019, the estimated amortization expenses of intangible assets for the years 2020 to 2024 is as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2020	82
2021	79
2022	78
2023	66
2024	57

Note 8 - Other Current Liabilities

	December 31,
	2019	2018
	U.S. Dollars (in thousands)

Accrued employee compensation and related benefits	7,713	7,405
Commissions	5,963	6,571
Deferred revenues	1,936	1,302
Accrued warranty costs (1)	1,723	1,714
Accrued expenses	1,343	2,861
Operating lease obligations (See Note 2(U))	826	-
Government institutions and income tax payable	700	597
Advances from customers	68	2,729

	20,272	23,179

(1)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (in thousands)
Beginning of year	1,714	1,300	1,102
Accruals	3,170	2,930	2,222
Usage	(3,161)	(2,516)	(2,024)

Balance at end of year	1,723	1,714	1,300

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $1,015 and $898 as of December 31, 2019 and 2018, respectively.

3.	Severance pay expenses were $1,167, $1,017, and $1,078 in 2019, 2018 and 2017, respectively.

B.           Deferred Revenues

Deferred revenues related to non-standard warranty of $670 are expected to be recognized in 2021.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 10 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

Amounts reported in the consolidated balance sheet as of December 31, 2019 are follows:

December 31,
2019
U.S. Dollars (In thousands)

ROU assets – opening balance	2,052
ROU assets – additions	904
ROU assets – disposals	(485)
ROU assets – accumulated depreciation	(877)

ROU assets, net	1,594

December 31,
2019
U.S. Dollars (In thousands)

Other current liabilities	(826)
Other long term liabilities	(776)

Total lease liabilities	(1,602)

In the year ended December 31, 2019, the Company had gross lease costs in respect of its ROU assets in the amount of $1,077.

Minimum future payments under non-cancellable leases as of December 31, 2019 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)

2020	971
2021	554
2022	227
1,752

Less imputed interest	(150)

Total lease liabilities	1,602

The weighted average term of the operating leases as of December 31, 2019 is 24 months.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 10 - Commitments and Contingencies (cont’d)

B.	Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of period	Provision	provision	provision	period
	U.S. Dollars (in thousands)
2017	591	-	-	-	591
2018	591	-	-	(181)	410
2019	410	87	(116)	(252)	129

C.	Litigation

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

As of December 31, 2019, the Company does not have a credit facility with any banks.

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

As of December 31, 2019, the amount of non-repaid grants received including interest accrued amounted to $7,299 (December 31, 2018 - $7,024). The liabilities to the IIA were initially recorded at fair value as part of the purchase price allocation related to the acquisition of Printar. In August 2016, pursuant to the Company’s decision to cease supporting the Gryphon system, the Company does not expect any payments will be made in respect of the foregoing Printar related grants and accordingly all the liabilities to the IIA were written off.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 10 - Commitments and Contingencies (cont’d)

F.            Outstanding Purchase Orders

As of December 31, 2019, the Company has purchase orders of $11,812 (2018 - $9,716) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Note 11 - Concentration of Risk and Financial Instruments

Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits and trade receivables. The carrying amounts of financial instruments approximate fair value.

Cash and cash equivalents and short-term deposits
The Company's cash equivalents and short-term deposits are maintained with multiple high-quality institutions and the composition and maturities of investments are regularly monitored by management.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 12 - Shareholders’ Equity

A.           General

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.            Stock Option Plan

As of December 31, 2019, the Company has one effective Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) for the issuance of options, restricted share units and/ or restricted shares to employees, officers, directors, consultants and other services providers of the Company or any affiliated companies thereof (the “2018 Plan”). The 2018 Plan was adopted by the Company in April 2018 and thereby replaced the Company’s previous equity plans (the “2014 Share Option Plan” and the “2007 Restricted Share Unit Plan”). The total number of equity awards that may be granted under the 2018 Plan during each calendar year is equal to three and a half percent (3.5%) of the Company’s total issued and outstanding Share capital as of December 31, of the preceding calendar year.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table and recognized over the vesting period of four years. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

2017 Grant
Valuation assumptions:
Dividend yield *	0
Expected volatility	66%
Risk-free interest rate	1.87%
Expected life (years) **	4.8

*The option grant was made prior to the dividend distribution. As such, the valuation assumptions reflect the Company’s previous record of not paying dividends.

**Expected life for the periods presented was determined according to the simplified method since, at the date of grant, the Company did not have enough history to make an estimate.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 12 - Shareholders’ Equity (cont’d)

B.            Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2019, 2018, and 2017 is $2,343, $1,886 and $3,450, respectively.

The total intrinsic value of vested options as of December 31, 2019, 2018, and 2017 is $1,746, $855 and $1,140 respectively.

The total stock option compensation expense related to continued operations amounted to $269, $402, and $634 in 2019, 2018 and 2017, respectively.

As of December 31, 2019, there was $79 of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.72 years.

 Share option activity during the past three years is as follows:

	Year Ended December 31,
	2019		2018		2017
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	519,785	3.16	1,173,433	2.80	1,653,434	2.82
Granted	-	-	-	-	154,600	2.75
Forfeited and cancelled	(10,750)	2.41	(43,159)	2.53	(152,698)	2.77
Exercised	(199,243)	2.69	(610,489)	2.79	(481,903)	2.87

Outstanding at year end	309,792	3.29	519,785	3.16	1,173,433	2.80

Vested at year end	225,110	3.08	217,976	2.85	490,086	3.36

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 12 - Shareholders’ Equity (cont’d)

B.            Stock Option Plan (cont’d)

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2019	309,792	3.29	3.16	2,343

Vested and expected to vest at
December 31, 2019	308,041	3.29	3.16	2,330

Exercisable at December 31, 2019	225,110	3.08	2.70	1,746

The following table summarizes information about share options at December 31, 2019:

			Weighted
	Number of		average remaining
	outstanding	Number	Contractual term (years)
Exercise price US$	options	exercisable	of outstanding options
0-2	97,355	77,272	3.22
2-5	212,437	147,838	3.13
	309,792	225,110	3.16

The following table summarizes information about non-vested options at December 31, 2019:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2019	301,809	2.04
Granted	-	-
Vested	(206,377)	1.89
Forfeited	(10,750)	1.53

Balance at December 31, 2019	84,682	2.40

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 12 - Shareholders’ Equity (cont’d)

C.	Restricted Share Unit Plan

In April 2018, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) to replace the 2007 Restricted Share Unit Plan, pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 3.5% out of the outstanding shares (1,352,749 as of December 31, 2019). Forfeited units are returned to the pool.

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

The following table summarizes information about RSUs at December 31, 2019:

RSUs
Balance at January 1, 2019	1,134,854
Granted	424,600
Vested	(307,707)
Forfeited	(18,345)

Balance at December 31, 2019	1,233,402

The total compensation cost recognized in the year ending December 31, 2019, amounted to $2,623. The unrecognized compensations in the amount of $8,395 will be recognized in the years 2020 to 2023.

D.	Dividend

On September 4, 2019, the Company paid a dividend of $0.17 per share, totaling $6.6 million.

On May 30, 2018, the Company paid a dividend of $0.14 per share, totaling $5.1 million.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 13 - Earnings Per Share

The following table summarizes information related to the computation of basic and diluted earnings per Share for the years indicated:

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (In thousands, except per share data)
Net income attributable to Shares	21,986	18,731	13,962

Weighted average number of Shares
outstanding used in basic earnings per
Share calculation	37,626	36,190	35,441

Add assumed exercise of outstanding dilutive
potential Shares	806	557	523

Weighted average number of Shares
Outstanding used in diluted earnings per
Share calculation	38,432	36,747	35,964

Basic income from continuing operations per Share	0.55	0.52	0.05

Basic income from discontinued operations per Share	0.03	-	0.35
Basic net income per Share	0.58	0.52	0.40
Diluted income from continuing operations per Share	0.54	0.51	0.05
Diluted income from discontinued operations per Share	0.03	-	0.34
Diluted net income per Share	0.57	0.51	0.39

Number of options excluded from the diluted
earnings per share calculation due to their
anti-dilutive effect	-	-	-

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 14 - Segment Information

Since the sale of the PCB business in 2017 as described in Note 1, the Company has one operating segment.

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (in thousands)
Asia Pacific	115,925	98,468	79,105
United States	10,388	13,227	9,484
Europe	7,706	11,479	4,896

	134,019	123,174	93,485

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 15 - Selected Income Statement Data

A.           Revenues

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (in thousands)
Sales of products	127,396	117,537	88,295
Service fees	6,623	5,637	5,190

	134,019	123,174	93,485

In 2019, one customer accounted for 11% of the Company’s revenues. In 2018 and 2017, no customer accounted for more than 10% of revenues.

B.            Selling, general and administrative expenses

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (in thousands)
Selling (1)	19,294	19,233	14,096
General and administrative	7,187	6,949	7,926

	26,481	26,182	22,022

(1) Including shipping and handling costs	1,063	884	697

C.           Financial income (expenses), net

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (in thousands)
Interest expense	-	-	(13)
Interest income	1,412	594	77
Other, net (*)	(611)	134	(214)

	801	728	(150)

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(352), $226, and $(41) in 2019, 2018 and 2017, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 16 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in Israel for the years 2017-2019:
2017 – 24%
2018 – 23%
2019 – 23%

On December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

Current taxes for the reported periods are calculated according to the enacted tax rates presented above, subject to the reduced tax rate under the Law for the Encouragement of Capital Investment discussed below.

(2)	Benefits under the Law for the Encouragement of Capital Investments (hereinafter - “the Encouragement Law”)

(a)	Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – “the Amendment”).

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which determined that as of 2014 tax year the tax rate on preferred income will be 9% for Development Area A in which the Company is situated.

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, preferred enterprise in development area A will be subject to tax rate of 7.5%.

In 2019 the Company filed a notice to the Israeli Tax Authorities regarding the implementation of the preferred enterprise for its 2019 preferred income (instead of Beneficiary). As the Company is located in Development Area A, the applied corporate tax rate is 7.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

B.	Details regarding the tax environment of the Israeli companies (cont’d)

(b)
During the years 1998-2006 the company was subject to tax in according to the Approved and Beneficiary Enterprise under the Law for the Encouragement of Capital Investments. As such, the Company has income that was exempt from tax. If the Company will distribute dividend from the exempt income the Company will be required to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as a dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise programs.

Out of Camtek's retained earnings as of December 31, 2019 approximately $20,700 are tax-exempt earnings attributable to its Approved Enterprise and approximately $3,148 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently – up to 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2019, if the income attributed to the Approved Enterprise was distributed as a dividend, the Company would incur a tax of approximately $5,175. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, the Company would incur a tax in the amount of approximately $787. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

C.	Details regarding the tax environment of the Non-Israeli companies

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations.

D.	Composition of income (loss) from continuing operations before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (in thousands)
Income (loss) from continuing operations before income taxes:
Israel	20,783	18,746	(4,761)
Non-Israeli	1,990	2,015	1,574

	22,773	20,761	(3,187)

Income tax expense from continuing operations:
Current:
Israel	-	(306)	56
Non-Israeli	424	635	122
	424	329	178
Deferred tax expense (benefit) from continuing operations:
Israel	1,351	1,867	(5,125)
Non-Israeli	175	(166)	72
	1,526	1,701	(5,053)

	1,950	2,030	(4,875)

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

E.            Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (in thousands)
Income (loss) from continuing operations before income taxes	22,773	20,761	(3,187)

Statutory tax rate	23%	23%	24%

Theoretical income tax expense (benefit)	5,238	4,775	(765)

Increase (decrease) in income tax expense resulting from:

Change in valuation allowance	-	(346)	(185)

Non-deductible expenses(*)	337	214	186

Differences between foreign currencies
and dollar-adjusted financial statements, net	(479)	240	(587)

Tax rate differential	(3,340)	(3,072)	633

Change in tax rate	-	-	182

Recognition of income tax benefit with respect to losses related to investment in subsidiaries	-	-	(4,929)

Other	194	219	590

Actual income tax expense (benefit)	1,950	2,030	(4,875)

(*)          Including non-deductible share based compensation.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

F.            Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2019	2018
	U.S. Dollars (in thousands)
Deferred tax assets:
Allowance for doubtful accounts	3	81
Deferred revenue	56	275
Accrued expenses	374	441
Net operating loss and tax credit carryforwards	1,036	1,904
Lease liability	192	-
Other temporary differences	119	405

Deferred tax asset, net of valuation allowance	1,780	3,106

Deferred tax liabilities:
Property, plant and equipment	(251)	(231)
Right of use assets	(192)	-
Undistributed earnings	(591)	(509)
Total deferred tax liabilities	(1,034)	(740)

Net deferred tax assets	746	2,366

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

At December 31, 2019 and 2018 the Company had a valuation allowance of $0. The net change in the total valuation allowance was a decrease of $496 for the year ended December 31, 2018.

As of December 31, 2019, the Company in Israel has a regular net operating loss carryforward aggregating approximately $6,962 and tax credit carryforwards of $498 that can both be carried forward indefinitely. The amount of the Israeli deferred tax assets (liabilities) considered realizable, however, could be revised in the near term if estimates of future taxable income are changed.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

F.            Deferred taxes (cont’d)

As of December 31, 2019, a foreign subsidiary has net operating loss carryforwards aggregating approximately $1,963 and income tax receivable of $348 that can be carried forward indefinitely. Included within the deferred tax expenses for the year ended December 31, 2019 is a benefit of $309 for the recognition of a deferred tax asset for operating loss carryforwards.

G.           Accounting for uncertainty in income taxes

For the years ended December 31, 2019, 2018 and 2017, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2019, 2018 and 2017, no interest and penalties related to income taxes have been accrued.

H.           Tax assessments

The Company in Israel files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Germany, Hong Kong, and United States of America. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning 2017, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2018 in Germany, 2012 in Hong Kong and 2016 in the United States of America.

Note 17 - Balances and Transactions with Related Parties

A.           Balances with related parties:

	December 31,	December 31,
	2019	2018
	U.S. Dollars (in thousands)
Due from related parties	75	133

B.            Transactions with related parties:

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars (in thousands)
Purchases from related parties	-	-	15
Reimbursement of expenses	100	-	-
Interest income (expense) from Priortech	-	10	22

Unpaid balances between the Company and Priortech or its other subsidiaries in Israel bear interest of 5.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 17 - Balances and Transactions with Related Parties (cont’d)

Registration Rights Agreement with Priortech

On March 1, 2004, the Company entered into a registration rights agreement providing for the Company to register with the SEC certain of its ordinary shares held by Priortech. This registration rights agreement may be used in connection with future offerings of ordinary shares, and includes, among others, the following terms: (a) Priortech is entitled to make up to three demands that the Company registers its ordinary shares held by Priortech, subject to delay due to market conditions; (b) Priortech will be entitled to participate and sell the Company’s ordinary shares in any future registration statements initiated by the Company, subject to delay due to market conditions; (c) the Company will indemnify Priortech in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions other than information provided by Priortech, and Priortech will indemnify the Company in connection with any liabilities incurred in connection with such registration statements due to any misstatements or omissions in written statements by Priortech made for the purpose of their inclusion in such registration statements; and (d) the Company will pay all expenses related to registrations which the Company has initiated, except for certain underwriting discounts or commissions or legal fees, and Priortech will pay all expenses related to a registration initiated at its demand in which the Company is not participating.

On December 30, 2004, the Registration Rights Agreement with Priortech was amended. The amendment concerns primarily the grant of unlimited shelf registration rights thereunder to Priortech with respect to its holdings in the Company, and the assignability of those shelf registration rights to its transferees.

On May 13, 2015, following the approval of our Audit Committee and Board of Directors the Registration Rights Agreement with Priortech was renewed for an additional 5 year period effective as of December 31, 2014.

Following the Chroma transaction (See Note 1(B)), the Company entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma, according to which Chroma is entitled to the same rights Priortech has with respect to registration of the Company’s shares.

Technological Cooperation Agreement with Chroma

In 2019, the Company entered into a Technological Cooperation Agreement with Chroma under which the Company granted Chroma a license for an application under Company’s triangulation technology platform.

Employment Agreements with the Chief Executive Officer

Pursuant to the employment agreement with the Chief Executive Officer ("CEO"), the CEO dedicates 10% of his time in providing consulting and management services for Priortech through Amitec – Advanced Multilayer Interconnect Technologies Ltd. – a wholly owned subsidiary of Priortech ("Amitec"). The CEO receives from the Company 90% of a full time salary and is compensated directly by Amitec for the remaining 10% of his time.
The CEO serves as the Chairman of Priortech.

Note 18 - Fair Value Measurements

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2019 and 2018, the Company did not have any assets or liabilities measured at fair value on a recurring basis.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

Note 19 – Discontinued Operations

Further to that mentioned in Note 1(C), the sale of the Company’s PCB business unit was completed in 2017. The Company received a gross amount of $32 million as a result of the acquisition, from which an amount of $2 million was deducted in respect of acquisition expenses and working capital adjustments. As a result of the sale the Company recognized a capital gain in the amount of $12.8 million. In April 2019, after the approval of the Company's financial statements for 2018, the Company was informed regarding PCB's financial performance in 2018 and the gain from the additional contingent consideration in the amount of $1,257 was recognized as it was determined to be realizable. The Company received this additional consideration on May 2019.

Accordingly, the activities of the PCB business have been segregated and reported as discontinued operations in the consolidated statements of operations for the prior periods presented.

The following table presents a reconciliation of the major classes of line items constituting pretax profit from discontinued operations to after-tax profit reported in discontinued operations for the years ended December 31, 2017:

Year Ended December 31,
2017
U.S. Dollars (In thousands)
Results of discontinued operation:
Total revenues	36,447

Cost of revenues	(21,368)

Research and development costs	(3,228)
Selling, general and administrative expenses	(6,260)
Financial expenses, net	(96)
Gain on sale of discontinued operation	12,807

Income from discontinued operations before taxes	18,302

Income tax expense	(6,028)

Net income from discontinued operations	12,274

Year Ended December 31,
2017
U.S. Dollars (In thousands)
Cash flows from discontinued operation
Net cash used in operating activities *	(11,247)
Net cash provided by (used in) investing activities**	29,854
Net cash provided by financing activities	-
Net cash provided by (used in) discontinued operations	18,607

*Including adjustment for the gain from sale of the discontinued operation in the amount of $12,807 in 2017.
**Including net proceeds from the sale of the discontinued operation of $29,967 in 2017.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2019

(Amounts in thousands, except per share data)

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

Note 20 – Subsequent Events

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

Item 19.          Exhibits.

Exhibit No.	Exhibit

1.1
Memorandum of Association of Registrant (incorporated herein by reference toExhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F‑1, File No. 333‑12292, filed with the Securities and Exchange Commission the Securities and Exchange Commission on July 21, 2000);

1.2
Articles of Registrant, as amended October 24, 2011 (incorporated herein by reference to Exhibit A to the Registrant’s Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 27, 2011) and November 3, 2016 (incorporated herein by reference to Exhibit B to the Registrant’s Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 29, 2016) and October 3, 2018 (incorporated herein by reference to Exhibit A to the Registrant’s Registration Statement on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on August 16, 2018).

2.1	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934*

4.1
2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-227931, filed with the Securities and Exchange Commission on October 22, 2018).

4.2
Form of Indemnification Agreement (incorporated herein by reference to Exhibit A to the Registrant’s Registration Statement on Form 6-K, File No. 000‑30664, filed with the Securities and Exchange Commission on June 04, 2018).

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

101
The following financial information from Camtek Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017; (ii) Consolidated Balance Sheets at December 31, 2018 and 2017; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

__________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Name: Rafi Amit
Title: Chief Executive Officer

Date: March 30, 2020