Form 20-F
period 2020-12-31
CAMTEK LTD
filed 2021-03-17
CIK 1109138

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, 23150, Israel

(Address of principal executive offices)

Moshe Eisenberg, Telephone: (972) (4) 6048100, Facsimile: (972) (4) 6048300, E-mail: moshee@camtek.com

Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek 23150, Israel

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

43,296,149 (as of March 9, 2021) ordinary shares, par value NIS 0.01 per share.

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

Large Accelerated Filer ☐  Accelerated Filer ☒  Non-Accelerated Filer ☐  Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐  No ☒

INTRODUCTION

Definitions

In this Annual Report, unless the context otherwise requires:

•

references to “Camtek,” the “Company,” “us,” “we”, “our” and the “Registrant” refer to Camtek Ltd., an Israeli company, and its consolidated subsidiaries (unless otherwise indicated);

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

Cautionary Language Regarding Forward-Looking Statements

This Annual Report on Form 20-F includes certain statements that are intended to be, and are hereby identified as, “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events.

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

All of our forward-looking statements are qualified by and should be read in conjunction with those disclosures. These statements are only predictions that represent our views only as of the date they are made and may change as time passes. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.Offer Statistics and Expected Timetable.

Not applicable.

Item 3.Key Information.

A.Selected Consolidated Financial Data.

We derived the selected data under the captions “Selected Statement of Income Data” for the years ended December 31, 2020, 2019 and 2018, and “Selected Balance Sheet Data” as of December 31, 2020 and 2019 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Selected Statement of Income Data” for the years ended December 31, 2017 and 2016 and “Selected Balance Sheet Data” as of December 31, 2018, 2017 and 2016 from audited financial statements that are not included in this Annual Report.

For all fiscal periods for which consolidated financial data are set forth below, our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	U.S. Dollars (in thousands, except per share data)
Selected Statement of Income Data:
Revenues:
Revenues	155,859	134,019	123,174	93,485	79,228
Cost of revenues	82,628	69,235	62,378	47,966	41,807
Reorganization and impairment	-	-	-	-	4,931

Total cost of revenues	82,628	69,235	62,378	47,966	46,738
Gross profit	73,231	64,784	60,796	45,519	32,490

Research and development costs	19,575	16,331	14,581	13,534	12,630
Selling, general and administrative expenses	31,032	26,481	26,182	22,022	21,900

Litigation settlement	-	-	-	13,000	-
Reorganization and impairment	-	-	-	-	(4,059)
Total operating expenses	50,607	42,812	40,763	48,556	30,471
Operating income (loss)	22,624	21,972	20,033	(3,037)	2,019
Financial income (expenses), net	775	801	728	(150)	(847)

Income (loss) from continuing operations before income taxes	23,399	22,773	20,761	(3,187)	1,172
Income tax (expense) benefit	(1,621)	(1,950)	(2,030)	4,875	(303)
Net income from continuing operations	21,778	20,823	18,731	1,688	869
Income from discontinued operations before tax expense	-	1,257	-	18,302	4,450
Income tax expense	-	(94)	-	(6,028)	(585)
Net income from discontinued operations	-	1,163	-	12,274	3,865
Net income	21,778	21,986	18,731	13,962	4,734

Earnings per ordinary share:
Basic earnings from continuing operations	0.55	0.55	0.52	0.05	0.02
Basic earnings from discontinued operations	-	0.03	-	0.35	0.11
Basic net earnings	0.55	0.58	0.52	0.40	0.13
Diluted earnings from continuing operations	0.54	0.54	0.51	0.05	0.02
Diluted earnings from discontinued operations	-	0.03	-	0.34	0.11
Diluted net earnings	0.54	0.57	0.51	0.39	0.13
Weighted average number of ordinary shares outstanding (in thousands):
Basic	39,383	37,626	36,190	35,441	35,348
Diluted	40,372	38,432	36,747	35,964	35,376

	Year Ended December 31,
	2020	2019	2018	2017	2016
	U.S. Dollars (in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	105,815	38,047	54,935	43,744	19,740
Short-term deposits	72,000	51,500	-	-	-
Total assets	287,908	170,369	141,547	113,036	105,558
Total liabilities	60,644	34,067	40,140	28,735	32,193
Additional paid in capital	170,497	101,327	81,873	78,437	76,463
Total shareholders’ equity[1]	227,264	136,302	101,407	84,301	73,365
Ordinary issued and outstanding shares	43,272,978	38,649,979	36,443,069	35,832,131	35,348,176

B.Capitalization and Indebtedness.

Not applicable.

C.Reasons for the Offer and Use of Proceeds.

Not applicable.

D.Risk Factors.

There is a high degree of risk associated with our Company and business. If any of the following risks occur, our business, revenues, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline.

Risks Relating to the COVID-19 Pandemic (“COVID-19”)

The global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for a further extended period of time, and may also adversely affect our operating results in a material manner.

The COVID-19 outbreak, which began in December 2019, has dramatically expanded into a worldwide pandemic in 2020, creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designed to limit the continued spread of COVID-19, including closing workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. As our global operations require physical presence in many stages of our business activities, including travel for installation and services, shipment of materials and products, as well as teamwork, we are particularly vulnerable to the consequences of and the restrictions caused by COVID-19. While our results of operations have not been adversely affected so far, given the continued uncertainty around the extent and timing of the future spread or mitigation of the COVID-19 outbreak and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. If COVID-19 continues to negatively impact the global economy in a significant manner for a further extended period of time, this may also adversely affect our operating results in a material manner.

Below are some of the risks and challenges that we may face as a result of the continuation of the COVID-19 pandemic for a further extended period of time:

•

Economic downturn or slowdown of macro-economic development and significant decline of business which could harm the strength of the worldwide electronics industry in general and the semiconductor fabrication and packaging industry in particular. Such downturn or slowdown could affect demand for our customers’ end products and as a result may cause manufacturers in the semiconductor industry to suspend or reduce capital investments in our products for use in their manufacturing processes, and decrease our sales of products and related services to such industry; An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material adverse effect on our business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain;

___________________

1Authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01.

•

Disruptions to production and installation operations. Although we managed, in general, to manufacture, install and maintain our products during 2020, we may suffer as a result of additional and/or continuous restrictions on our operations and those of our suppliers and contractors, including on our or their ability to manufacture, distribute, install or maintain our products or provide services relating thereto, due to, among other things, restrictions on mobility, quarantine or lock-down orders or similar events in territories in which we or our customers are operating, as well as temporary closures of our facilities or the facilities of our contractors and suppliers, and prohibitions on the export, import or release from customs of product and components;

•

Disruptions to our supply chain and outsourced production-activities that could extend lead times and significantly increase the price of one or more component or materials, as well as our supply chain and shipment costs. COVID-19 presents various challenges to our supply chain and manufacturing activities, which we outsource.

•

COVID-19 has also adversely affected, and may continue to adversely affect, our costs, including a significant increase in shipment costs;

•

Disruptions to our marketing and sales activities or to our after-sale activities. Disruptions or restrictions may also be imposed on our marketing and sales operations, including on our ability to submit bids and purchase orders, participate in RFPs, perform site-visits and surveys, or other after sale support, maintenance and repair services.

•

Disruptions or restrictions on our operations and those of our contractors and customers, including on our ability to travel or to install or provide services to our products, as well as temporary closures of our facility or the facilities of our suppliers, manufacturers or customers, and prohibitions on the export, import or release from customs of products and components;

•

Lower work efficiency, productivity and service quality; while most of our employees in Israel have been vaccinated against COVID-19, with respect to those employees worldwide that have not been vaccinated, or if and in case the vaccine is proven to be ineffective against the virus or any mutation thereof, COVID-19 could continue to harm the health of one or more of our employees. Employees may lose their ability to manage and run our operations, share their knowhow and further pursue the development of our products and business;

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

•

Disruption to R&D efforts. A slowdown and delays in our R&D projects, due to the effect of COVID-19 restrictions and constraints, might delay introductions of new products while exposing us to significant loss.

•

COVID-19 has had and could continue to have an adverse effect on our business as a result of the materialization of any of the above or similar risks with respect to our significant customers. Our business has been and could further be impacted negatively if there is a prolonged impact of COVID-19 in countries from which we generate a significant portion of our business. For example, this may cause, and to some extent has caused a freeze of procurement budgets, cancellation, suspension or reduction in new equipment purchases from us, failure by our customers in meeting their obligations under purchase orders already issued, postponement or cancellation of rollout projects, and postponement in the introduction of our new products and capabilities;

•

Financial difficulties and insolvencies of major customers, which could lead to slowing the payment of their obligations to us or even discharging those obligations; and

•

Difficulties in collection of amounts due from customers and in satisfying revenue recognition procedures.

We are closely monitoring the developments and continually assessing the potential impact of COVID-19 on our business and the mitigation measures to minimize that impact. However, there is a global uncertainty with respect to the expected timing for the defeat of COVID-19. It is not clear for how long protective measures will continue to be imposed, whether the vaccination will be effective in stopping the continued spread of the virus and how quickly, if at all, there will be enough of the population vaccinated for such solution to become effective. As the scale and duration of these effects remain uncertain, further realization of any of the above-mentioned or other risks could have macro and micro negative effects on the global economy and financial markets in general, and on our business in particular, and cause a material risk to our operations, financial condition and share price.

Risk Factors Related to Our Business and Our Markets

We are dependent upon the semiconductor industry; unfavorable economic conditions or low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. All of our revenues are derived from sales of products and related services to the semiconductor fabrication and packaging industry. We depend upon the need by manufacturers in such industry to make continuing capital investments in our products for use in their manufacturing processes and their need to keep pace with more technologically complex electronic devices and growing semiconductors industry capacity. The semiconductor capital equipment procurement practices of these manufacturers have historically been cyclical in nature, and there have been both periodic and sustained downturns. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end products that utilize our solutions in their production processes. Demand for consumer end products can also be a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have seen a more stable overall pattern of capital investments in the industry we serve in recent years, the occurrences of cyclical downturns in this industry are very difficult to predict. Due to the ongoing need to invest in research and development (“R&D”) and the costs of maintaining a global infrastructure of customer service and support operations, we are limited in our ability to reduce expenses in response to circumstances of decreased demand, which could have a material adverse effect on our business and results of operations.

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

A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region, subjects us to additional risks that could harm our revenues, results of operations and cash flow.

In 2020, our sales in the Asia Pacific region (mainly China, Taiwan and South Korea) accounted for approximately 88% of our total revenues. A number of Asian countries have experienced or could experience political and economic instability. For instance, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has experienced significant economic instability for a number of years. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. Changes in local legislation, changes in governmental controls and regulations, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which is a major territory for Camtek, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face regulatory, business and cultural obstacles; specifically, recent revisions made in the U.S. administrative policy, mainly with respect to China, have created and may further create changes to trade agreements, restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China.

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

•

fluctuations in interest rates;

•

an outbreak of a contagious disease, such as COVID-19, which may cause us or our suppliers and/or customers to temporarily suspend our operations in the affected city or country; and

•

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels, our profitability may be seriously harmed by currency fluctuations.

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

While a portion of our manufacturing process is performed in our production facilities in Israel, we outsource some of our manufacturing processes to two contract manufacturers, which are located in Israel (“Contract Manufacturers”). From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturers. In addition, we rely on single source and limited source suppliers and subcontractors (“Key Suppliers”) for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. Although we believe that our Contract Manufacturers and Key Suppliers have sufficient economic incentive to perform our manufacturing orders and meet our supply needs, their performance is not within our control and manufacturing problems may occur in the future, including inferior quality and insufficient quantities of components. Delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our Contract Manufacturers and Key Suppliers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner.

In addition, some of our contract manufacturers currently obtain key components from a limited number of suppliers. Our contract manufacturers’ dependence on a single or sole source supplier, or on a limited number of suppliers, subjects us to the following risks:

•

The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers.

•

The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, we or our contract manufacturers may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products or buy a large stock of the component into inventory before it is discontinued. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins. In addition, we may be exposed to excess inventory of such component, which we will have to write-down in case the demand is not as high as we anticipated at the time of buying these components.

•

The component suppliers may significantly increase component prices at any time and particularly if demand for certain components increases dramatically in the global market which would have an adverse effect on the Company’s business.

•

The component suppliers may significantly increase the time to produce and deliver their components at any time resulting in an immediate effect, as evidenced recently with respect to the semiconductors foundry industry. These lead time increases would delay our products’ delivery timetable and could expose us to shortage in supply or late supplies that may trigger penalties, orders cancellation and losing some of our customers.

•

The component suppliers may refuse or be unable to further supply such component for various reasons, including, among other things, their prioritization, focus, regulations, force majeure events or financial situation.

These delays, disruptions, quality control problems, loss in capacity and problems in logistics processes could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers or cancellation of orders, increased warranty costs as well as increases in manufacturing and shipment expenses in the case of expedited deliveries, as well as damage our reputation. If any of these problems occur, we may be required to seek alternate manufacturers or logistics service providers and we may not be able to secure such alternate manufacturers or logistics service providers that meet our needs and standards in a timely and cost-effective manner. Consequently, such occurrences, extra costs and penalties could significantly reduce our gross margins and profitability. The above-mentioned risks are exacerbated in the case of raw materials or component parts that are purchased from a single-source supplier.

Increased cyber-attacks, data breaches, risks and threats, along with changes in privacy and data protection laws could have an adverse effect on our business.

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our servers and computer systems could be vulnerable to cybersecurity risks. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks. Given the substantial increase of cyber-attacks in recent years, we have implemented network security technological, operational and organizational measures and drafted an internal global information technology security policy. This policy, which follows industry best practices and focuses on Camtek’s network and information security, was reviewed by our audit committee and board of directors. The possible cyber-attacks via unauthorized access, exploitation, manipulation, deception, corruption, disruption, damage, leak, theft or loss of our intellectual property or any other digital assets could result in liabilities to us and other material costs. Cyber-attacks aimed at our digital assets could accumulate increased costs to prevent, respond to or mitigate these incidents. It is also possible that our digital assets and business processes could be jeopardized, compromised or halted via cyber-attacks, without being noticed for some time.

Although we have not yet experienced any cyber-attacks that affected our operations, we have experienced several failed attempts to penetrate our systems and cannot fully guarantee that any potential cyber incidents will not have an adverse effect on our company in the future. Even though we have invested in implementing various cyber security solutions in our networks and systems, in order to mitigate and reduce our exposure to these cyber risks, we can provide no assurance that our current digital assets are fully protected against all sorts of cyber-attacks by malicious third parties. We have purchased a cyber-liability insurance policy to cover certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred. In addition, the potential liabilities associated with these events could exceed the insurance coverage we maintain as they could lead to financial losses, damage to our reputation, business processes, financial condition and results of operations.

The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. New comprehensive data protection laws, including the General Data Protection Regulation (“GDPR”), which imposes stricter obligations and provides for greater penalties for noncompliance. We may be required to incur significant costs to comply with such data and privacy protection laws, as applicable to our company, or else face an adverse effect on our business prospects and/or financial position. As we have a presence in Europe, our European subsidiaries are subject to the GDPR in relation to their collection, control, processing, sharing, disclosure and other use of data relating to their employees or customers. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could result in increased compliance costs and/or changes in business practices and policies.

Fluctuations in currency exchange rates may result in additional expenses being recorded or in the prices of our products becoming less competitive and thus may have negative impact on our profitability.

We are a global company that operates in a multi-currency environment. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. In addition, although our products’ prices in most countries are denominated in U.S. Dollars, in certain territories (currently, Europe and Japan) our products’ prices are denominated in local currencies, and much of our service income in these territories is denominated in local currencies. If there is a significant devaluation in the relevant local currencies in which we operate compared to the U.S. Dollar, we may be required to increase those prices and as a result our products and services may become less competitive.

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs.

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial market penetration period for new products such as new products under our Eagle product line, and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features. Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, and results of operations. The long sales process may cause an increase in inventory levels and a risk for inventory write downs and write-offs; for more details regarding recent inventory write downs and write-offs see Item 5.A – “Operating Results – Critical Accounting Policies – Valuation of Inventory”.

We depend on our intellectual property and litigation to enforce or defend our intellectual property rights may be costly and expose us to risks. If we are unable to protect our proprietary technologies, we may not be able to compete effectively as well as incur significant expenses.

Our intellectual property, including our patents, is material to the conduct of our business. Our success depends on our continued ability to use our intellectual property and on the adequate protection and enforcement of such intellectual property. There can be no assurance that the steps we take to protect and maintain our rights in our intellectual property will be adequate, or that third parties will not infringe, misappropriate or violate our intellectual property. If any of our efforts to protect our intellectual property is not adequate, or if any third party infringes, misappropriates or violates our intellectual property, the value of our products may be harmed. As a result, if we are unable to successfully protect, maintain, or enforce our rights in our intellectual property, there could be a material adverse effect on our business and results of operations. In addition, to the extent that we do, from time to time, institute litigation to enforce our intellectual property rights, such litigation could result in substantial costs and diversion of resources and could negatively affect profits, regardless of whether we are able to successfully enforce such rights.

Third parties, including one of our competitors in the field of semiconductor wafer inspection equipment, Rudolph Technologies Inc. (“Rudolph” which, on October 25, 2019, merged with Nanometric Inc. into a company named Onto Innovation Inc., hereinafter referred to as “Onto Innovation”), previously asserted claims, and may assert additional claims in the future, that we have infringed their patents or intellectual property rights. Following the settlement of $13 million and dismissal of all of Rudolph’s outstanding claims in 2017, we do not currently have any outstanding intellectual property claims against us (and, in accordance with the terms of the settlement agreement with Rudolph, no such claims were asserted by Rudolph within the three years following the execution thereof, i.e., until July 2020).

However, we may in the future face such intellectual property claims against us, which, even if without merit, could lead to protracted litigation, could cause delays in introducing new products, could be costly to defend and could divert management’s attention from our business. As a result, any such claim could harm our business and cause a decline in our results of operations and financial condition, which in turn may materially and adversely affect our business and results of operations. Successful claims against us (such as the claim asserted by Rudolph regarding our Falcon product in which a final ruling was granted in Rudolph’s favor in 2016) could impose on us monetary awards for damages, as well as for plaintiff’s attorney’s fees and other costs, and could limit our ability to sell products in certain jurisdictions. Additional costs and expenses may also be incurred in the event of out of court settlement of claims against us (such as the settlement of the Rudolph claims in 2017), which could result in monetary consequences and affect our profitability. See in Item 8.A – “Consolidated Statements and Other Financial Information - Legal Proceedings” below.

We differentiate our products and technologies from those of our competitors by using our intellectual property for the development of our products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. The inability to protect our intellectual property may affect our competitive advantage and we may incur significant expenses.

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

We have historically incurred losses and negative cash flows and may not sustain profitable operations or continue to have positive operating cash flows in the future.

Our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover an increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown. We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce, and may again in the future have to undertake cost reduction initiatives. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and impair our financial condition.

Compliance with environmental, health, export controls, and other laws and potential liabilities could materially impact our business, results of operations and financial condition.

Due to our global operations, we must comply with certain international and domestic laws, export control regulations and restrictions which may expose our business to risks. In addition, our business is subject to numerous domestic laws and regulations designed to protect the environment, including with respect to discharges and management of hazardous substances, wastes and emissions and soil and ground water contamination. The failure to comply with current or future environmental requirements could expose us to criminal, civil and administrative charges and monetary liability. We believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Although we are not presently aware of any liability that could be material to our business, financial condition or operating results, due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future.

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

In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2020, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Sales of our ordinary shares may depress our share price.

Offerings of ordinary shares by us and any issuances or sales of a substantial number of ordinary shares in the public market or otherwise, or the perception that such sales may occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of our ordinary shares. In addition, we have issued a substantial number of ordinary shares in connection with the exercise of options to purchase our ordinary shares, and in the future we may issue additional shares in connection with the exercise of existing options, which are eligible for, or may become eligible for, unrestricted resale. Any sales of such shares in the public market or otherwise could reduce the prevailing market price of our ordinary shares, as well as make future sales of ordinary shares by us less attractive or not feasible, thus limiting our capital resources.

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to raise funds successfully and may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future. During the period from January 1, 2020 through March 12, 2021, the closing price of our ordinary shares ranged from $6.48 to $31.80 per share. The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time or to plan purchases and sales in advance. A variety of factors may affect the market price and the trading volume of our ordinary shares, including:

•

global economic conditions, which generally influence stock market prices and volume fluctuations, including as a result of the effect of COVID-19;

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

•

our earnings releases and the earnings releases of our competitors; (vii) market conditions relating to our customers’ industries;

•

announcements of technological innovations or new products by us or our competitors; (ix) other announcements, whether by us or others, referring to our financial condition, results of operations and changes in strategy;

•

large block transactions in our ordinary shares;

•

additions or departures of our key personnel;

•

future offerings or sales of our ordinary shares; and

•

announcements of significant claims or proceedings against us. Many of these factors are out of our control, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

Moreover, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the changing security situation in the Middle East and particularly in Israel. As a result, these companies may experience volatility in their share prices and/or difficulties in raising additional funds required to effectively operate and grow their businesses. Thus, market and industry-wide fluctuations and political, economic and military conditions in the Middle East may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance. Further, as a result of the volatility of our stock price, we could be subject, and were subject in the past, to securities litigation, which could result in substantial costs and could divert management’s attention and Company resources from business. Securities class action litigations are being brought from time to time against companies following periods of volatility in the market price of their securities, and in the past, one was brought against us. Although this claim was dismissed, we cannot guarantee that similar litigation would not be brought against us in the future.

Our principal shareholders, Priortech and Chroma, hold a controlling interest in us and could be able to exercise their control in ways that may be adverse to the interests of our other shareholders. Our relationship with Priortech and Chroma may give rise to a conflict of interests.

Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”), beneficially hold in the aggregate 39.23% of our issued and outstanding ordinary shares. As a result of the voting agreement between Priortech and Chroma, according to which they vote together in Camtek’s shareholders meetings and therefore deemed to be joint controlling shareholders of Camtek, they have the ability to influence the outcome of certain matters submitted to a vote of Camtek’s shareholders, including the election of members of its board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. Mr. Rafi Amit, our Chief Executive Officer and Chairman of the Board, and Mr. Yotam Stern, a member of our Board, hold, as of March 9, 2021, an aggregate of approximately 20.25% of the voting power at Priortech’s general meeting of shareholders, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg (deceased) and Hanoch Feldstien (including the estates of the foregoing deceased founders, the “Founding Members”), governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves (the “Priortech Voting Agreement”), and as such may be deemed to control Priortech. Messrs. Amit and Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflicts of interest. Mr. Amit, who serves as our Chief Executive Officer on a 90% position, acts as Priortech’s Chairman of the board of directors and provides consulting and management services to Priortech on a 10% basis. Mr. Stern holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech.

In addition, in the framework of the series of definitive agreements signed in February 2019, in which Chroma acquired ordinary shares from Priortech and additional new shares were issued to Chroma by Camtek, Leo Huang, the chairman of the board of directors and a controlling shareholder of Chroma, and I-Shih Tseng, a director and Business Unit President of Chroma, were appointed to serve as members of our board of directors, which may give rise to conflicts of interest.

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

There is a risk that we may be classified as a passive foreign investment company (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (generally determined on a quarterly basis) for the taxable year produce or are held for the production of passive income. Based on an analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2020. However, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2021. If we were a PFIC during any prior years, U.S. holders who acquired or held our ordinary shares during such years generally will be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for US federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company”.

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

Our headquarters and sole facility (including manufacturing facilities) are located in the North of the State of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by hostilities involving Israel; the interruption or curtailment of trade between Israel and its present trading partners; a downturn in the economic or financial condition of Israel; and a full or partial mobilization of the reserve forces of the Israeli army. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Middle Eastern neighbors. While Israel has entered into peace arrangements and/or understandings with Egypt, Jordan, UAE, Bahrein, Sudan and Morocco, it has no peace arrangements with any other neighboring or Arab countries. Over the years, this state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.

Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years. Also, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas (a militia group and political party controlling the Gaza Strip) and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), while maintaining a military presence in Syria, and with regard to Iran’s nuclear program. The recent assassination of Iran’s nuclear scientist, Mohsen Fahrizada, has contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which operates adjacent to Israel’s northern border.

Lastly, Israel has been engaged, from time to time, in armed conflicts with Hamas. These conflicts involve missile strikes against civilian targets in the southern parts of Israel, and have also involved such missile strikes against central parts of Israel, most recently in November 2019. >All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations. Furthermore, the continued conflict with the Palestinians is already disrupting some of Israel’s trading activities. Certain countries, primarily in the Middle East, but also in Malaysia and Indonesia, as well as certain companies and organizations around the world, continue to participate in a boycott of Israeli brands, and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example by way of sales opportunities that we could not pursue or from which we will be precluded in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the share price of our ordinary shares.

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

In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior consent may be given by the IIA subject to payment of increased royalties. Although as of the date of this Annual Report, no Financed Know-How is used or incorporated in our current or currently anticipated product lines, these restrictions and requirements for payment could in the future – if and as applicable – impair our ability to sell such Financed Know-How, or to outsource or transfer manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel.

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

Israeli corporate law regulates mergers and acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. See Item 10.B - “Memorandum and Articles - Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law” below. Further, Israeli tax considerations may make potential transactions undesirable to us, or to some of our shareholders whose country of residence does not have a tax treaty with Israel, granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See Item 10.E - “Taxation - Israeli Taxation” below. In addition, in accordance with the Restrictive Trade Practices Law, 1988 and under the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see in Item 4.B - “Business Overview - The Israel Innovation Authority” below.

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

Item 4.Information on the Company.

A.History and Development of the Company

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

Further, as a result of our acquisition of the assets and certain liabilities of Printar Ltd. (“Printar”) in 2009, we became involved in the field of the Functional InkJet Technology (“FIT”), which we have gradually reduced over the past few years, until eventually reaching the decision to fully cease such activity in 2018. In 2009 we also completed the acquisition of the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. (“Sela”) which was engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front-end semiconductor industry. In 2015, the Company concluded a definitive agreement for the transfer of the Sela division activity (assets and liabilities) to a company fully owned by Sela’s long time business manager, thereby effectively terminating any and all involvement of the Company in the Sela business.

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million. In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 shares were sold to Priortech), in which we received net proceeds of $6.1 million. On August 23, 2005, we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI), which amount was repaid in full by August 2010. On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. In May 2015, we completed a public offering of our shares on Nasdaq in which we issued 4,655,982 shares at a price of $2.85 per share, raising net proceeds of $11.9 million. In November 2020, we issued 4,025,000 ordinary shares in a public offering, which included the full exercise of underwriters’ option to purchase 525,000 ordinary shares, at a price of $17.00 per share, raising $64.3 million net of underwriting discounts and commissions and other offering expenses.

In February 2019, the Company signed a series of definitive agreements, referred to as the “Chroma Transaction”, in the framework of which Chroma acquired a total of 6,117,440 ordinary shares from Priortech at a price of $9.50 per share, and an additional 1,700,000 new shares were issued to Chroma by the Company, at the same price of $9.50 per share; as of March 9, 2021, Chroma holds 18.06% of our ordinary shares, while Priortech holds 21.17% of our ordinary shares. The Chroma Transaction was closed in June, 19, 2019 (the “Chroma Closing Date”), following the occurrence of closing conditions defined therein, including the approval of the Chroma Transaction by the Company’s shareholders in the 2019 AGM (as defined below) as well as the grant of approvals by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC).

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

B.Business Overview.

Our Business

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.

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

Our Markets

The semiconductor manufacturing industry produces integrated circuits mainly on silicon wafers but also on other materials. Each wafer contains numerous integrated dies containing microelectronic devices. The growth of the semiconductor manufacturing industry in the past few years has been driven largely by demand from electronics such as smartphones and the proliferation of applications including the Internet of Things and cloud computing. Continued growth is expected with the enhancements of existing products, the introduction of the 5G networks and the inclusion of emerging technologies such as Artificial Intelligence (AI), as well as rapid growth in automotive and industrial electronics. The effect of such market growth trends on the demand of Inspection and Metrology systems is driven by two main factors: (i) growing electronic devices manufacturing volume requires more equipment (ii) applications such as automotive and mobile phones require a higher level of reliability and hence more Inspection and Metrology.

In the fast-growing advanced packaging market segment, which includes wide variety of devices and technologies, a new inspection and measurements steps become crucial to ensure a known good package. The bumps are becoming the main interface connection instead of the conventional wire bonding. There is a wide variety of bump types and sizes which are used for different packaging requirements. Camtek’s systems equipped with state of the art metrology and inspection capabilities that provide wide coverage to many of those inspection and metrology steps such as bump height, die stack planarity, RDL dimensions and surface defects. These are examples for typical steps to ensure high quality products.

Wafers with tens of millions of bumps with in very dense architecture are becoming more common and require 100% inspection and metrology due to the packaging reliability requirements. The high cost of packages which in many cases combine multiple dice requires Known Good Dice in order to ensure that each die in the package is fully functional. Camtek’s systems are designed to deliver 100% Inspection and Metrology in high volume manufacturing environment, without compromising on throughput and performance. We expect that the two fastest growing segments in advanced packaging will be the Fan Out Wafer Level Packaging (FOWLP) and Heterogeneous Integration (HI) which is becoming the standard for high performance computing. Camtek’s flexible inspection and metrology systems utilize a wide variety of technologies to address the complex requirements of these growing segments and specifically the needs of 3D integrated circuit development and production.

The shift of memory devices to advanced packaging is growing to support high-end systems. A good example is High Bandwidth Memory (HBM) of DRAM dies stacked on top of each other enabling higher bandwidth at less power consumption. Camtek provides 100% inspection and metrology of all the components in the stack ensuring known-good-package.

A fast-growing segment is the CMOS image sensors (“CIS”) used for cameras. With the growing number of cameras in each mobile phone and the increase in the number of pixels per each sensor and reduction in the size of each pixel, a high-resolution inspection is mandatory. Camtek has developed unique capabilities to address these requirements and its systems are being used by the largest CIS manufacturers.

The transition toward 5G is reshaping the mobile communications, 5G smartphones need improved efficiency and wide bandwidth, resulting in an increased number of filters (up to three times the former amount) with much smaller geometries. These challenges require more accurate and, in many cases, 100% inspection and metrology. Camtek offers dedicated inspection solutions to support the emerging RF manufacturing market, enabling high-volume manufacturing at high throughput

Compound semiconductors are undergoing a major expansion addressing many new applications and using various materials such SiC, GaN, GaAs and others, to improve the performance of new devices such as Power and Face Recognition applications

The compound semiconductors manufacturing process is unique and requires dedicated solutions for Inspection and Metrology. Camtek’s offering includes the inspection of Epitaxial layers, inner cracks within the Epitaxial layer, surface topography, Bow measurement, data analysis and more.

During the last couple of years, Camtek has penetrated the macro inspection in the Front End of the manufacturing process addressing the challenges of defect-free and high-yield wafer manufacturing. Camtek’s Eagle platform can handle all these challenges and detect all defects of interest at full production rate.

Product Lines

Inspection and Metrology Systems

Our systems consist of:

•

an electro-optical assembly unit which consists of a video camera, precision optics and illumination sources. The electro-optical unit captures the image of the inspected product;

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

Over the years, our Inspection and Metrology products for the semiconductor industry included the Falcon, Condor, Gannet and Eagle products lines. As of today we produce and sell only the Eagle platform and have phased out all other models.

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

Our customers are semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2018, no individual customer accounted for more than 10% of our total revenues; However in 2019, one customer accounted for 11% of our total revenues. In 2020, no individual customer accounted for more than 10% of our total revenues. As of December 31, 2020, our installed base was approximately 1,200 systems.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (In thousands)
Asia Pacific	137,555	115,925	98,468
United States	9,847	10,388	13,227
Europe	8,457	7,706	11,479

Total	155,859	134,019	123,174

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

As of December 31, 2020, 138 of our employees were engaged in our worldwide marketing and support efforts, including support and marketing administration staff. Due to the concentration of marketing in the Asia Pacific region, we have adjusted our marketing organization accordingly, and significantly expanded our marketing and support teams in this region.

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

Manufacturing

Our manufacturing activities consist primarily of the assembly and final integration of parts, components and subassemblies, which are acquired from third-party vendors and subcontractors. The manufacturing process for our products generally lasts six to twelve weeks. We utilize subcontractors for the production of subsystems, and our current main product, the Eagle system, is manufactured by two Israeli contractors who perform most of the material planning, procurement, manufacturing, testing and assembly work with respect to such systems.

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

Competition

The markets in which we operate are highly competitive. Our main competitors are Onto Innovations, Skyverse, ATI Electronics Pty Ltd., Cheng Mei Instrument Technology Co., ASTI Holding Limited, Toray Industries Inc. and, for some limited applications, KLA-Tencor Corporation.

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

The Israel Innovation Authority

The Government of Israel encourages research and development projects in Israel through the IIA (the Israel Innovation Authority), pursuant to and subject to the provisions of the R&D Law. We received grants from the IIA for several projects and may receive additional grants in the future.

Under the terms of certain IIA grants, a company may be required to pay royalties ranging between 3% to 6% of the revenues generated from its products or services incorporating Financed Know-How, until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999).

The R&D Law generally requires that a product incorporating Financed Know-how be manufactured in Israel. However, subject to receipt of an approval from the IIA, some of the manufacturing volume may be performed outside of Israel. Such approval is subject to the repayment of increased royalties, in an amount of up to 300% of the total grant amount, plus applicable interest, and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel.

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

Further, the R&D Law imposes reporting requirements on certain companies with respect to changes in the ownership of a grant recipient. The grant recipient, its controlling shareholders, and foreign interested parties of such companies must notify the IIA of any change in control of the grant’s recipient or the holdings of the “means of control” of the recipient that result in an Israeli or a non-Israeli becoming an interested party directly in the recipient. The R&D Law also requires the new interested party to undertake to comply with the R&D Law. For this purpose, “control” means the ability to direct the activities of a company (other than any ability arising solely from serving as an officer or director of the company), including the holding of 25% or more of the “means of control”, if no other shareholder holds 50% or more of such “means of control.” “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, in certain cases, any non-Israeli who acquires 5% or more of our ordinary shares may be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law. In addition, the rules of the IIA may require additional information or representations with respect to such events.

As of December 31, 2020, the total amount of grants received by us from the IIA and not yet repaid (including interest accrued by Camtek) was $7.6 million. This amount also includes grants received by Printar, which we assumed in the framework of the acquisition of Printar’s assets and certain liabilities, and which we have written off as we believe that no such payments will be made to the IIA (for more information please see the discussion relating to the cessation of the FIT activity in Item 4.B above - “Business Overview – Our Business”). As of the date of this Annual Report, no Financed Know-How is utilized in our current or currently anticipated activities.

At the end of 2021, the publication of the LIBOR is scheduled to cease and alternative interests will be applied on, among other things, the grants received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this annual report, and as the IIA has not yet published the alternative interest that will be applied by it, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2020	2019	2018
	(U.S. Dollars in thousands)
Machinery and equipment*	2,939	1,998	1,902
Right of use (ROU) assets **	831	904	-
Computer equipment and software	631	305	604
Building and leasehold improvements	273	154	1,327
Vehicles	176	-	-
Office furniture and equipment	168	97	96
Total	$5,018	$3,458	$3,929

* including transfer of inventory to fixed assets in the aggregate of $1,772, $1,405, and $1,425 in 2020, 2019 and 2018, respectively.

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

C.Organizational Structure

Through its affiliated companies, one of our principal shareholders, Priortech, engages in various aspects of the electronic production, including, advance packaging designs for the semiconductor industry and advanced organic coreless substrate technology. Priortech currently holds 21.17% of our outstanding ordinary shares, and is a party to the Chroma Voting Agreement. Under the Chroma Voting Agreement, Priortech is entitled to nominate three Board members. We have no revenues from sales to affiliates and subsidiaries of Priortech.

The following table shows the Company’s subsidiaries, all of which are wholly owned by us or by our subsidiaries (except for Camtek HK Ltd., and Camtek (Europe) NV, in which Priortech and PCB Ltd., respectively, hold no more than one percent of the voting rights), together with each subsidiary’s jurisdiction of incorporation, as of the date of this Annual Report:

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek (Europe) NV	Belgium
Camtek Germany GmbH	Germany
Camtek Inspection Technology (Suzhou) Ltd.	China
Camtek Japan Ltd.	Japan
Camtek Inspection Technology Limited	Taiwan
Camtek South East Asia Pte Ltd.	Singapore
Camtek Korea Ltd.	South Korea

D.Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 84,500 square feet of which 16,000 square feet are devoted to the manufacturing of our products, and approximately 10,500 square feet are leased to a third-party lessee.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 27,800 square feet.

Item 4A.Unresolved Staff Comments.

None.

Item 5.Operating and Financial Review and Prospects.

A.Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The following discussion does not address certain items in respect of our fiscal year ended December 31, 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2018 may be found in “Item 5 – “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 30, 2020.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our Inspection and Metrology core technology; see in Item 4.B “Business Overview - Our Business” above.

We sell our systems internationally. The majority of sales of our systems in 2020 were to manufacturers in the Asia Pacific region, including South Korea, China, Taiwan and South East Asia, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In the year ended December 31, 2020, our sales in the Asia Pacific region (mostly China, Taiwan and South Korea) accounted for approximately 88% of our total revenues.

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

The Company’s contracts with its customers include performance obligations to provide its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty) as well as installation, both of which are considered separate performance obligations.

The Company recognizes revenue from contracts for sales of products when the Company transfers control of the product to the customer. From October 2020, this generally occurs upon shipment whereas previously it was generally upon installation at the customer’s premises. This policy change was made following changes to pre-shipment calibration and testing processes which have enabled the simplification and streamlining of the installation at the customer site. The change is not expected to have a material effect on revenues. Revenues from the contract are recognized in an amount that reflects the consideration the Company expects to be entitled to receive once the product is operating in accordance with its specifications and signed documentation of the arrangement, such as a signed contract or purchase order, has been received. Payment terms with customers may vary, but are generally based on milestones within the delivery process such as shipping and installation. Payment terms do not include significant financing components.

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

The Company’s multiple performance obligations consist of product sales, installation services and non-standard warranties. Since October 2020, following the change in the point in time at which product revenues are recognized, for cases in which product revenue has been recognized but installation has not occurred as of the balance sheet date, a fixed amount is deferred from revenue in respect of the installation services yet to be performed. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

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

In the years 2020 and 2019 we wrote-off inventory in the amount of approximately $0.1 million and $0.2 million, respectively which were related to damaged, obsolete, excess and slow-moving inventory. These amounts are included in the item line called “Cost of revenues” in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. Inventory that is not expected to be converted or consumed in 2021 is classified as non-current. As of December 31, 2020, a $4.4 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value.

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity. A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event if the probability is evaluated to be probable, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel. Adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

Valuation of Long-Lived Assets. We apply ASC Subtopic 360-10, “Property, Plant and Equipment”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepare future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2020. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

The adoption did not impact our retained earnings as at January 1, 2019, or consolidated statements of income and statements of cash flows for 2018.

Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is a hypothetical rate based on its understanding of what our credit rating would be 2.5% in 2020. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. When determining the probability of exercising such options, we consider contract-based, asset-based, entity-based, and market-based factors. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

Comparison of Period-to-Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31,
	2020	2019
Total Revenues	100.00%	100.00%
Total Cost of revenues	53.01%	51.66%
Gross profit	46.99%	48.34%
Operating expenses:
Research and development costs	12.56%	12.19%
Selling, general and administrative expenses	19.91%	19.76%
Total operating expenses	32.47%	31.94%
Operating income	14.52%	16.39%
Financial income, net	0.50%	0.60%
Income tax expenses	(1.04)%	(1.46)%
Net income from continuing operations	13.97%	15.54%
Net income from discontinued operations	-	0.87%
Net income	13.97%	16.41%

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

Revenues. Revenues increased by 16% to $155.9 million in 2020 from $134.0 million in 2019, due primarily to an increase in the number of product units sold.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $73.2 million in 2020 from $64.8 million in 2019, an increase of $8.4 million, or 13%. Our gross margin decreased to 47.0% in 2020, compared to a gross margin of 48.3% in 2019, mainly as a function of the product and sales mix delivered.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2020 increased to $19.6 million from $16.3 million in 2019 due to increased research and development activity, due to higher investment in new products and technologies, as well as an increase in headcount.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 17% to $31.0 million in 2020 from $26.5 million in 2019, mainly due to increased commissions, salary expenses and shipping expenses resulting from the increased sales, offset by decreased travel expenses.

Financial Income, Net. We had net financial income of $0.8 million in both 2020 and 2019. Foreign currency expenses, net, resulting from transactions not denominated in U.S. Dollars, amounted to $0.35 million in both 2020 and 2019.

Provision for Income Taxes. Income tax expense was $1.6 million in 2020, a decrease of $0.4 million from the $2.0 million expense in 2019, mainly due to the devaluation of dollar-based assets in Israel.

Net Income from continuing operations. We realized net income of $21.8 million in 2020 compared to net income of $20.8 million in 2019, due to increased revenues.

B.Liquidity and Capital Resources

At December 31, 2020, our cash and cash equivalent and short-term deposit balances totaled approximately $177.8 million. At December 31, 2019, our cash and cash equivalent balances totaled approximately $89.5 million. The year-to-year increase in cash and cash equivalents and short-term deposits mainly results from the successful public offering, in addition to increased revenues. Our cash is invested in bank deposits spread among several banks, primarily in Israel.

From our inception through December 31, 2020 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $11.9 million in a public offering of our shares in May 2016, $16.2 million pursuant to the share issuance under the Chroma Transaction in June 2019, and $64.3 million in a public offering of our shares in November 2020 (see Item 4.A. – “History and Development of the Company”).

Our working capital was approximately $204.5 million in 2020 and $116.1 million in 2019. The increase is mainly attributed to increased cash and cash equivalents and increased inventories, offset by increased trade accounts payable.

Our capital expenditures during 2020 were approximately $2.6 million, mainly to support our R&D, operations and IT activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2020 and 2019 totaled $25.8 million and $24.6 million, respectively.

During 2020, cash provided by operating activities was primarily attributed to net income and the increases in trade accounts payable and other current liabilities, offset by increases in inventory and trade accounts receivable.

During 2019, cash provided by operating activities was primarily attributed to net income and the decrease in inventories, offset by decreases in trade accounts payable and other current liabilities.

Cash flow from investing activities

Cash flow used in investing activities in 2020 was $23.1 million, due to investment in short-term deposits and fixed and intangible assets. Cash flow used in investing activities in 2019 was $51.6 million, due to investment in short-term deposits and fixed and intangible assets.

Our capital expenditures in 2020 and 2019 were used primarily for operating activities.

Cash flow from financing activities

Cash flow provided by financing activities in 2020 was $64.9 million, mainly due to public share issue.

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

As of December 31, 2020, approximately $22.3 million of Camtek’s prior year earnings were tax-exempt earnings attributable to its Approved Enterprise and approximately $3.4 million were tax-exempt earnings attributable to its Beneficiary Enterprise. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits in the year in which they were generated. According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2020, if the income attributed to the Approved Enterprise was distributed as dividend, we would incur a tax liability of approximately $5.6 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, we would incur a tax liability in the amount of approximately $0.8 million. These amounts would be recorded as an income tax expense in the period in which we would declare the dividend.

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

C.Research and Development, Patents and Licenses.

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

As of December 31, 2020, we had 93 employees engaged in R&D, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $19.6 million and $16.3 million for the years ended December 31, 2020 and 2019, respectively, representing 12.6% and 12.2% of the total revenues for the years then ended.

We will continue to devote our R&D resources to maintaining and extending our technology leadership position.

Our R&D costs are expensed as incurred.

In general, we rely on a combination of our copyrights, trade secrets, patents, trademarks and non-disclosure agreements to protect our proprietary know-how and intellectual property. We also enter into confidentiality agreements with our employees and with all of the subcontractors who develop and manufacture components for use in our products. We also employ specialists whose main role is to maintain and protect our intellectual property from both professional and legal perspectives. We cannot be certain that actions we take to protect our proprietary rights will be adequate nor can we be certain that we will be able to deter reverse engineering or that there will not be independent third-party development of our technology.

We have 153 issued and applied-for patents worldwide, of which 99 are registered patents. and 6 U.S. provisional applications. These patents relate to our proprietary technology and know-how developed for Inspection and Metrology and Functional Inkjet Technology tools. We also have one registered trademark in Israel.

D.Trend Information

Currently, the outlook for 2021 and beyond is positive as projected by VLSI Research and SEMI Organization. However, the global outbreak of the COVID-19may impose unpredictable implications on the global economy which may affect the semiconductor industry. See "Item 3D. Risk Factors" above. The semiconductor industry has been influenced by weakness or uncertainties in global economic conditions. The OECD had forecasted the world GDP to grow by 4.2% in 2021 which is a positive indication for our industry. According to several research reports, key drivers for future demand in the semiconductor industry include mobile devices, data centers infrastructure, Artificial Intelligence, augmented and virtual reality, smart sensors, Internet-of-Things and other electronic equipment. See "Item 3D. Risk Factors" in this annual report on Form 20-F. For specific trend information regarding the markets in which we operate see Item 4.B - “Business Overview - Our Markets” above.

E.Off-Balance Sheet Arrangements.

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

As of December 31, 2020, minimum future rental payments under such non-cancelable operating lease agreements were approximately 1.5 million.

F.Contractual Obligations and Other Commercial Commitments.

As of December 31, 2020, we had contractual obligations and commercial commitments of:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1‑3 years	3‑5 years	More than 5 years
	(U.S. Dollars in thousands)
Purchase obligations (1)	39,433	39,433	-	-	-
Severance obligation	1,239	-	-	-	1,239
Other long‑term obligations (2)	1,543	809	645	89	-
Total	42,215	40,242	645	89	1,239

(1)	Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.
(2)

In 2015, we entered into a new framework agreement for non-cancelable operating leases for vehicles for a period of 36 months. As of December 31, 2020, the minimum future rental payments (including future vehicle rental by our subsidiaries) were approximately $1.0 million.

Our subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2020, minimum future rental payments under these leases amounted to $0.6 million.

Item 6. Directors, Senior Management and Key Employees

A.Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	72	Chief Executive Officer and Chairman of the Board of Directors*
Yotam Stern	68	Director
Leo Huang	69	Director
I-Shih Tseng	59	Director
Yael Andorn	50	Director**
Yosi Shacham-Diamand	67	Director**
Moty Ben-Arie	66	Director
Orit Stav	50	Director
Moshe Eisenberg	54	Chief Financial Officer
Ramy Langer	67	Chief Operating Officer
Orit Geva Dvash	49	Vice President - Human Resources

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

Yotam Stern has served on our Board of Directors since 1987. From May 2009 until August 2010, Mr. Stern served as the Chairman of the Board of Directors and from 2001 until 2012, Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004.. He holds a B.A. in Economics from Hebrew University of Jerusalem.

Leo Huang has served on our Board of Directors as a representative of Chroma since June 3, 2019. Mr. Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 23, 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang holds a bachelor’s degree in Electronics Engineering from National Chiao Tung University in 1973.

I-Shih Tseng has served on our Board of Directors as a representative of Chroma since June 3, 2019. Mr. Tseng joined Chroma in 1998, serving as a director since June 6, 2012 and as Business Unit President of Chroma since July 1, 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng received his PhD degree in Mechanical Engineering from Pennsylvania State University in 1992.

Yael Andorn has served on our Board of Directors since October 3, 2018 and she is currently the Chairperson of our Audit Committee. Ms. Andorn is the founder and CEO of CapitalA, and serves on the Boards of Directors of Israeli public companies such as El-Al Airlines and Castro. Ms. Andorn previously served on private and public boards, including Midroog-Moody’s Rating, Oil Refineries (Bazan), Retalix, The National Lottery, Clal Health Insurance and Clal Credit Insurance, and as head of the Investment Committee of the Teacher’s Saving Fund. Ms. Andorn served as director general of Israel’s Ministry of Finance between 2013 and 2015 and as Partner at Viola Credit between 2012 and 2013. Between 2005 and 2011, Ms. Andorn served as CEO at Amitim and also served on its investment committee. Ms. Andorn held several positions at Israel’s Ministry of Finance Budget Department, Bank of Israel and IDF 8200 Intelligence Unit. Ms. Andorn holds a Bachelor of Economics and a Master in Business Administration from the Hebrew University of Jerusalem.

Yosi Shacham-Diamand has served on our Board of Directors since October 3, 2018. Since 2001, Prof. Shacham-Diamand serves as The Bernard L. Schwartz Academic Chair for nano scale information technologies in the Department of Electrical Engineering - Physical Electronics, and in the Department of Material Science and Technology, Faculty of Engineering, Tel Aviv University. Prof. Shacham-Diamand currently serves on the advisory board of CartaSense Ltd. and SolChip Ltd., and previously served as consultant to numerous manufacturing companies such as: Zoran Inc., Intel Inc., Applied Materials Inc., Nova Instruments Inc., as well as to numerous investment and holding companies in Israel and abroad. Prof. Shacham-Diamand previously served on the board of directors of PCB Ltd. (today, Priortech Ltd.) and “RAMOT” by Tel Aviv University. He is a visiting professor at Waseda University, Tokyo, Japan (Since 2004) and a visiting professor at the Department of Electronics and Telecommunication, The Politecnico di Torino, Torino, Italy (Since 2018), and serves as a distinguished international Chair Professor in Feng Chia University, Taichung, Taiwan (since 2012). Since 2014, Prof Shacham-Diamand serves as a member of the MAGNET committee, Ministry of Trade and Industry. Prof. Shacham-Diamand holds a D.Sc. EE, M.Sc. EE, and B.Sc. EE (Summa-cum Laude), all from the Technion- Israel Institute of Technology, Haifa, Israel, and also completed a postdoctoral research at U.C. Berkeley, CA, USA.

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

Orit Stav is an experienced investment manager with 20 years of experience in the field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory firm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Altshuler Shaham Properties Ltd., Hadasit Bio Technologies Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Aran Research and Development Ltd, ORT Technologies Ltd,, A. Luzon Real Estate & Finance Ltd and Ya’acobi Brothers Group (YSB) Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund. Ms. Stav Holds a MBA from the University of Hertfordshire, UK and a B.A. in Economics and Management from Tel Aviv University.

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

B. Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2020 to all persons listed in Section A (Directors and Senior Management) above, and other directors who served as such during the year 2020 and have terminated their service with us, was approximately $3,203,125. This sum includes $187,809 paid to provide pension, retirement or similar benefits, amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see Item 6.C - “Board Practices – External Directors – Qualification” below) during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”. All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position (1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)(5)	Other (USD) (6)	Total (USD)
Rafi Amit – Chief Executive Officer	313,134	212,625	586,144	105,832	1,217,735
Ramy Langer - Chief Operating Officer	348,689	89,840	333,572	-	772,101
Moshe Eisenberg - Chief Financial Officer	309,474	87,340	318,917	-	715,731
Orit Geva-Dvash - Vice President, Human Resources	169,155	39,464	163,265	-	371,884
Yael Andorn – Director, Chairwoman of the Audit Committee	-	-	7,063	38,832	45,895
Total	1,140,452	429,269	1,408,961	144,664	3,123,346

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

(4)	Bracketed numbers represent the fair value on the grant date of equity-based compensation granted to the Covered Office Holder during the year ended December 31, 2020.

(5)

Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2020 for each Covered Office Holder, based on the options’ fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

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

Effective May 26, 2015, we entered into an amended employment agreement with Mr. Amit, Chief Executive Officer and our Chairman of the Board of Directors. Under his amended employment agreement, Mr. Amit spends 90% of his time in service as our CEO, and his compensation includes: (i) an annual base salary in the amount of $313,134; and (ii) an annual performance-based bonus. In the annual general meeting of shareholders held in June 2018 (the “2018 AGM”), our shareholders approved a three-year Cash Bonus Plan for Mr. Amit, for the years 2018-2020. According to such bonus plan, Mr. Amit’s annual on target cash bonus for each of these years shall be equal to nine monthly base salaries, conditioned upon his performance in each of these years measured against criteria pre-determined by our Compensation Committee and Board of Directors, with respect to the applicable year. Also, in 2020, Mr. Amit received a cash bonus for the year 2019, in the sum of $212,625, and a one-time special cash bonus as an appreciation for his efforts in connection with the consummation of the Chroma Transaction in the sum of $100,000.

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

C. Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit and compensation committees, internal auditor and approvals of interested parties transactions. These matters are in addition to the Nasdaq Rules and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer such as us may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3.D – “Risk Factors - Being a foreign private issuer exempts us from certain SEC Requirements and Nasdaq Rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers” above. For information regarding home country rules followed by us see Item 16G – “Corporate Governance” below.

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of eight members. At our 2020 annual general meeting of shareholders, dated September 24, 2020 (“2020 AGM”), each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, Leo Huang and I-Shih Tseng were re-appointed for service as our directors, and Ms. Orit Stav was first appointed to serve as our director. All directors were appointed following the recommendation by the Company’s Nomination Committee, and each of them is serving an approximately one-year term, which is due to expire at our 2021 annual general meeting of shareholders (the “2021 AGM”). In addition, following the recommendation of our Nomination Committee and Board of Directors, our shareholders approved, at our 2018 AGM, the appointment of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand as external directors in accordance with the Companies Law, for a term of three years each.

According to the Chroma Voting Agreement (see Item 4.A. – “History and Development of the Company”), Chroma is entitled to nominate individuals for two seats on the Company’s seven member Board and Priortech is entitled to nominate three members. The remaining seats are held by two external directors and an additional independent director.

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

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

Independent Directors

Under the Nasdaq Rules, a majority of our directors is required to be independent. The independence criteria under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of a company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of a company or its affiliates.

In addition, under the Companies Law, an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Select Market, we may also, in accordance with the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), classify directors who qualify as independent directors under the relevant non-Israeli rules, as “independent directors” under the Companies Law. In addition, the Alleviation Regulations provide that “independent directors” may be elected for additional terms that do not exceed three years each, beyond the nine consecutive years permitted under the Companies Law, provided that, if the director is being re-elected for an additional term or terms beyond the nine consecutive years, the company’s audit committee, followed by the board of directors, have approved that considering the expertise and special contribution of the director to the work of the board of directors and its committees, the appointment for an additional term of service is beneficial to the company.

Six of our eight members of the Board - Mses. Yael Andorn and Orit Stav and Messrs. I -Shih Tseng, Leo Huang, Yosi Shacham-Diamand and Moty Ben Arie - qualify as independent directors under the Nasdaq Rules. Four of our eight members of the Board - Mses. Yael Andorn and Orit Stav and Messrs. Yosi Shacham-Diamand and Moty Ben Arie - qualify as independent directors under the Companies Law.

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one external director, except for the audit committee and the compensation committee, which are required to include all of the external directors. The Alleviation Regulations allow companies whose shares are traded on Nasdaq and which do not have a controlling shareholder (within the meaning of the Companies Law) to exempt themselves from the requirement to have external directors on their board of directors and from related requirements imposed by the Companies Law concerning the composition of the audit and compensation committees, provided that they continue to comply with the relevant U.S. securities laws and the Nasdaq Rules applicable to U.S. domestic issuers, regarding the independence of the board of directors and the composition of the audit and compensation committees. Currently, the relief provided in the Alleviation Regulations does not apply to us.

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

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, as supplemented by the Alleviation Regulations, based on the classification of the company according to the amount of its capital. The candidate for service as external director must be notified by the company of his or her remuneration terms prior to his or her appointment and, subject to certain exceptions, such remuneration will not be amended throughout the three-year period during which he or she is in office. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and participation remuneration and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

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

As consideration for their service as directors and their participation in each meeting of the Board or Board’s committees, we pay each of our external and independent directors (all Board members except for Messrs. Amit, Stern, Huang and Tseng) a fixed annual fee, a fixed participation fee and reimbursement of expenses in the following amounts: NIS 70,000 (approximately $20,335) as annual fee, NIS 2,600 (approximately $756) as in-person participation fee, NIS 1,560 (approximately $454) for conference call participation and NIS 1,300 (approximately $378) for written resolutions. As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the amount of the Company’s capital, and the maximum amounts of such fees as set forth in the (Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations. The above-mentioned cash remuneration is in line with the Company’s Executives & Directors Compensation Policy (the “Compensation Policy”), according to which each of the Company’s non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees.

Messrs. Amit, Stern, Huang and Tseng do not receive any payment with respect to their service as our directors.

At the 2018 AGM, as well as in previous years, we have granted RSUs and options (respectively) to our directors. See item 6.E – “Share Ownership – Share Incentive Plans” below. The following table sets forth the number of Ordinary Shares held by our directors, as of March 9, 2021, and the number of options exercisable and RSUs vested as of March 9, 2021 and within 60 days from such date:

Name of Director	Number of Options Exercisable as of March 9, 2021 and within 60 days	Number of RSU’s vested as of March 9, 2021 and within 60 days	Number of Ordinary Shares held as of March 9, 2021
Rafi Amit	0	0	0
Yotam Stern	0	0	0
	0	2,421	269
Moty Ben- Arie	0	2,421	269
Yael Andorn	0	2,421	269
Yosi Shacham-Diamand	0	0	0
Leo Huang	0	0	0
I-Shih Tseng	0	0	0
Orit Stav	0	0	0

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

Further, under the Companies Law, a compensation committee is responsible for: (i) providing the board of directors its recommendations with respect to the approval of the compensation policy (see below - “Compensation Policy”) and any amendments and/or extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of Office Holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer, who is not affiliated with the Company or its controlling shareholder, from shareholder approval if subjection of such transaction to shareholder approval may prevent its conclusion, and provided that the terms approved are consistent with the compensation policy.

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

Nomination Committee

Nasdaq Requirements. The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions.

Since 2018 our Nomination Committee has assumed the responsibility for recommending to the Board nominees for election (including re-election) to the Company’s Board of Directors, in lieu of the recommendation by our independent directors.

Our Nomination Committee. In 2018 our Board of Directors appointed a Nomination Committee, comprised of our two external directors, Ms. Andorn and Mr. Shacham-Diamand. Consistent with the requirements of the Nasdaq Rules, our Nomination Committee is responsible for: (i) identifying potential new candidates for service on the Company’s Board of Directors, taking into account, inter alia, the candidate’s applicable experience, expertise and/or familiarity with the Company’s field of business, as well as the candidate’s ethical character, independent judgment and industry reputation; (ii) conducting appropriate inquiries into the backgrounds and qualifications of potential candidates for service as directors; and (iii) reviewing and resolving whether or not to approve arrangements with respect to such candidates.

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

The terms of office and employment of directors, the chief executive officer or controlling shareholders (or a relative thereof), regardless of whether or not such terms conform to the company’s compensation policy, should be approved by the compensation committee, the board of directors and the shareholders, by a special majority, except for: (a) approval of terms of office and employment of directors, which are consistent with the company’s compensation policy, and require shareholder approval by a regular majority; or (b) approval of terms of office and employment of directors pursuant to certain reliefs provided for under the Remuneration Regulations and/or the Relief Regulations, with respect to which shareholder approval is waived. Shareholder special majority should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company (“Special Majority”). Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the chief executive officer, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning. In addition, under certain circumstances, a company’s compensation committee may exempt the terms of office and employment of a candidate for service as the CEO from shareholders’ approval, provided that the candidate is not a director and that the terms of office are compliant with the company’s compensation policy.

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

Our Compensation Policy for Office Holders was originally approved by our shareholders at a special general meeting of shareholders held in October 2013, and was amended five times since. At a special general meeting of shareholders, held in July 7, 2020, our shareholders approved a new Compensation Policy for Office Holders (the “New Compensation Policy”). The following is a brief overview of the main terms included in the New Compensation Policy:

Base Salaries

Executives’ Base Salaries is determined by the Compensation Committee and Board based on comparative benchmark information regarding salaries of applicable executives in peer group companies, rather than on fixed caps as provided for under the current compensation policy. Executives’ Base Salaries shall not exceed the 50th percentile of the relevant benchmark, unless the Compensation Committee and the Board deem that unique and special circumstances warrant a deviation from such cap with respect to a specific Executive.

Annual Cash Bonus

On Target Cash Plan: Under the New Compensation Policy, Executives’ On Target Cash Plan shall be calculated based on each Executive’s annual Base Salary, so that the On Target Cash Plan of Executives other than the CEO shall be capped at 75% of such Executives’ annual Base Salary, and the CEO’s On Target Cash Plan shall be capped at 100% of his or her annual Base Salary.

On Target Bonus Cap: Under the New Compensation Policy, the actual Cash Plan payment to all Executives (including the CEO) shall be capped at 150% of the Executive’s On Target Cash Plan.

On Target Bonus Threshold: the New Compensation Policy provides for an increased threshold for payment of any amounts under an Executive’s Cash Plan, such that payment of any bonus under the Company’s Cash Plan will only be made upon the achievement of a minimum Non GAAP Net Profit of $6,000,000.

Change of Control Bonus

The New Compensation Policy provides for a “change of control” cash payment of up to six monthly Base Salaries, and further provides that in the event of a change of control that creates a significant value to the Company’s shareholders, by presenting a premium of at least 40% over the average of the closing prices per share of the Company’s ordinary shares as quoted on the Nasdaq Global Market for the 20 trading days ending one day prior to the execution of the term sheet (or similar instrument) for such change of control event, the Compensation Committee and Board may approve an increased “change in control” cash payment, of up to 12 monthly Base Salaries.

Equity Based Compensation

Under the New Compensation Policy, the total yearly Equity Value granted to an Executive shall not exceed (i) with respect to the CEO - 300% of his annual Base Salary; and (ii) with respect to all other Executives, 250% of such Executive’s annual Base Salary, provided that at least 40% of the equity based components granted to each Executive (including the CEO) shall be comprised of either options at a fair market value exercise price, or shall be otherwise subject to performance-based vesting.

Directors Compensation

The New Compensation Policy provides for general guidelines with respect to the Company’s non-executive and non-controlling directors’ remuneration, pursuant to which, in line with the current compensation policy, directors’ remuneration shall be comprised of cash compensation which includes annual fee and meeting participation fee as shall be determined in accordance with the provisions of the Companies Law, as well as equity based compensation, the annual value of which shall be capped at $100,000.

Insurance Framework

The New Compensation Policy provides for caps on the premium which may be paid and coverage which may be purchased under the Company’s Directors & Officers (D&O) insurance policies, pursuant to which the coverage which may be purchased shall be limited to the higher of: (i) $30,000,000; or (ii) 10% of the Company’s market cap (based on the average closing price of the Company’s share on the Nasdaq Global Market during the preceding 30 days), and the cap on the premium which may be paid for each policy shall be increased to one million $1,000,000.

Additional Provisions

The New Compensation Policy includes additional provisions, including with respect to: separation package; claw back policy; relocation compensation; special circumstances cash incentive; indemnification and exemption; and deviation from policy caps.

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

We currently hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders, including our directors. This policy was approved by our Compensation Committee on January 4, 2021, and is effective until November 30, 2021.

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

D. Employees

Employees

The following table sets forth the number of our employees engaged in the specified activities at the end of each of the years 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
Executive management	4	4	4
Research and development	93	77	67
Sales support	101	92	85
Sales and marketing	37	35	33
Administration	47	47	43
Operations	74	67	63

Total	356	322	295

The following table sets forth the number of our employees located in the following geographic regions at the end of each of the years 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
Israel	222	200	181
Abroad	134	122	114
Total	356	322	295

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 43,296,149 ordinary shares outstanding as of March 9, 2021.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	9,163,633	21.17%
Chroma ATE Inc.	7,817,440	18.06%
Yotam Stern(2)	5,000	0.01%
Rafi Amit(3)	*	*
Leo Huang(4)	*	*
I-Shih Tseng	*	*
Moty Ben-Arie(5)	*	*
Yosi Shacham- Diamand(5)	*	*
Yael Andorn(5)	*	*
Orit Stav
Moshe Eisenberg(5)	*	*
Ramy Langer(5)	*	*

(1)

Ordinary shares relating to options and RSUs currently exercisable or exercisable within 60 days as of March 9, 2021, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of March 9, 2021, was 5,044.

(2)

Mr. Amit does not own directly our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)

Mr. Stern directly owns 5,000 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)

Mr. Huang does not directly own any of our ordinary shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such shares.

(5)

Holding less than 1% of our outstanding ordinary shares (including options and RSUs held by each such person which have vested or will vest within 60 days as of March 9, 2021) and have therefore holding percentages have not been listed separately.

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

2018 Plan

General. As of December 31, 2020, 1,322,854 Awards were outstanding under the 2018 Plan.

Administration of the 2018 Plan. Our 2018 Plan is administered by our Board. Under the 2018 Plan, Awards may be granted to our officers, directors, employees or consultants and those of our subsidiaries. The exercise price of options under the 2018 Plan is determined by our Board, and is generally set as the fair market value on the date of grant. The purchase price for each RSU and restricted share is not more than the underlying share’s nominal value, unless otherwise determined by the Board. The vesting schedule of the Awards is also determined by the Board of Directors; generally the options vest over a four-year period, with 25% of the options vest on each anniversary of the vesting start date. The vesting of Awards may also be subject to performance conditions, which shall be either in addition to or instead of the aforementioned time-based vesting. Each Award granted under the 2018 Plan is usually exercisable between its vesting time and up to seven years from the date of grant, subject to certain early expiration provisions, such as in the event of termination of employment or engagement with the Company.

Future Awards to be granted by us to our employees, officers, directors and consultants, or those of our affiliates, will only be made pursuant to the 2018 Plan.

Previous Plans

As of December 31, 2020, (i) under our old 2003 Share Option Plan there were options exercisable and vested for 36,200 ordinary shares at a weighted average exercise price of $3.41 per share; (ii) under the 2014 Plan there were options exercisable and vested for 27,053 ordinary shares at a weighted average exercise price of $3.91, and unvested options exercisable for 26,672 ordinary shares at a weighted average exercise price of $4.38; and (iii) under the 2007 Plan there are unvested RSUs that cover 14,830 ordinary shares.

Item 7. Major Shareholders and Related Party Transactions.

A.Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 9, 2021, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 43,296,149 ordinary shares outstanding as of March 9, 2021.

	Number of Ordinary Shares*	Percentage
Priortech Ltd. (1)	9,163,633	21.17%
Chroma ATE Inc. (2)	7,817,440	18.06%
Migdal Insurance & Financial Holdings Ltd (3)	3,320,161	7.66%
Federated Hermes, Inc. (4)	2,580,000	5.95%
Migdal Insurance & Financial Holdings Ltd. (4)	3,320,161	7.67%

(1)

31.1% of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(2)

Based on the Schedule 13G filed by Chroma ATE Inc. on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Ordinary Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 66, Hwa Ya 1 Rd., Guishan District, Taoyuan City 333, Taiwan.

(3)

Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on February 16, 2021, which presented ownership as of December 31, 2020. Of the 3,320,161 Ordinary Shares reported as beneficially owned by Migdal (i) 3,320,161 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 426,405 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account). Migdal’s principal business address is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(4)

Based on the Schedule 13G filed by Federated Hermes, Inc. on February 12, 2021, which presented ownership as of December 31, 2020. The 2,580,000 Ordinary Shares reported under such Schedule 13G by Federated Hermes are beneficially owned by registered investment companies and separate accounts advised by subsidiaries of Federated Hermes, Inc. that have been delegated the power to direct investment and power to vote the securities by the registered investment companies’ board of trustees or directors and by the separate accounts’ principals. All of the voting securities of Federated Hermes, Inc. are held in the Voting Shares Irrevocable Trust, the trustees of which are Thomas R. Donahue, Rhodora J Donahue, and J. Christopher Donahue Federated Hermes’ principal address is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779, USA.

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

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A.Consolidated Statements and Other Financial Information.

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

Item 9.The Offer and Listing.

A.Offer and Listing Details.

The Company’s ordinary shares are traded on the Nasdaq Global Market and on TASE under the symbol “CAMT”. We are subject to Israeli securities legislation which applies to companies that are traded in dual listing.

B.Plan of distribution.

Not applicable.

C.Markets.

See above.

D.Selling Shareholders.

Not applicable.

E.Dilution.

Not applicable.

F.Expenses of the Issue.

Not applicable.

Item 10.Additional Information.

A.Share Capital

Not applicable.

B.Memorandum and Articles

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

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 43,272,978 ordinary shares were outstanding and fully-paid as of December 31, 2020.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker‑dealers, banks, insurance companies, tax-exempt organizations, or governmental organizations, tax-qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, grantor trusts, S corporations, partnerships or entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein), real estate investment trusts, regulated investment companies, certain former citizens, U.S. expatriates or former long-term residents of the United States, or U.S. holders who own, directly, indirectly or constructively, 10% or more of our shares (by vote or value), U.S. holders who have elected mark-to-market accounting, U.S. holders holding the ordinary shares as part of a hedging, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction. U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons holding our common shares in connection with a trade or business conducted outside of the United States and U.S. holders who are subject to the alternative minimum tax.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner the activities of the partnership and certain determinations made at the partner level. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

The discussion below is subject to the discussion entitled “Tax Consequences if We Are a Passive Foreign Investment Company”.

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will generally be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains, provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at the applicable ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at the applicable ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then, to the extent such excess amount exceeds such holder’s tax basis in such ordinary shares, as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

Distributions paid by us in NIS generally will be included in the income of U.S. holders at the dollar amount of the distribution (including any taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution is included in income, regardless of whether the payment is, in fact, converted into U.S. dollars. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit or deduction. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (generally determined on the basis of a quarterly average) of our assets in a taxable year consist of assets that produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. Based on an analysis of our current and expectations about our future assets, activities, market capitalization and income, we believe that we were not a PFIC for our taxable year ended December 31, 2020. We currently expect that we will not be a PFIC in 2021 or in the foreseeable future. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2021 or in a future taxable year. If we are a PFIC, a U.S. holder may be subject to one of the following three alternative taxing regimes, assuming the applicable requirements are satisfied:

•

The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. Under attribution rules, if we were a PFIC for any taxable year and had any subsidiaries or other entities in which we held a direct or indirect equity interest that were also PFICs (“Lower-tier PFICs”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holders held such shares or equity interests directly, even if the U.S. Holders would not receive the proceeds of those distributions or dispositions. A U.S. Holder must make the QEF election by attaching a properly completed IRS Form 8621 (for us and any Lower-tier PFIC) to the U.S. Holder’s timely filed U.S. federal income tax return.

•

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

•

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on a “qualified exchange” such as the Nasdaq Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election. A mark-to-market election generally is unlikely to be available with respect to any Lower-Tier PFIC.

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

•

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year as ordinary income under the normal tax rules of the Code. Similar treatment would apply to shares of any Lower-Tier PFICs that are generally treated for this purpose as if held by the U.S. holder.

•

In addition, special reporting requirements may apply to U.S. holders with respect to our ordinary shares, if we were to be treated as a PFIC, and a failure to comply with such requirements may subject a U.S. holder to substantial penalties or other adverse tax consequences. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to “mark-to-market” the ordinary shares, or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election with respect to us or any Lower-Tier PFIC.

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

Certain U.S. holders who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their own tax advisors regarding their tax reporting obligations.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. We recommend that you consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

General Corporate Tax Structure

The regular corporate tax rate applicable in 2020 and 2021 is 23%.

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

Dividends distributed from income which is attributed to “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation at 0%; (ii) Israeli resident individual at 20%; and (iii) non-Israeli resident at 20%, such withholding tax rate can be reduced subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

The new tax tracks under the December 2016 Amendment are as follows:

Preferred Technological Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A Preferred Technological Enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development zone A - a tax rate of 7.5%).

Special Preferred Technological Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

In summary, as of 2019, the applicable tax rates are as follows:

Enterprise type	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
Preferred Enterprise	7.5%	16%	23%
Special Preferred Enterprise	5%	8%	23%
Preferred Technological Enterprise	7.5%	12%	23%
Special Preferred Technological Enterprise	6%	6%	23%

In addition, any dividend distributed from a Preferred Technological Enterprise to foreign companies holding at least 90% of the share capital will be subject to a reduced tax rate of 4%.

Neither the provisions of the December 2010 Amendment nor the December 2016 Amendment apply to companies currently having an “Approved Enterprise” or “Beneficiary Enterprise” status, which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the aforementioned amendments, unless the company having the benefits of such status has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company’s annual tax return for the respective year, to adopt the provisions of the December 2010 Amendment. Such election cannot be later rescinded. A company having the status of “Beneficiary Enterprise” or “Approved Enterprise” making such election by June 30, 2015 will be entitled to distribute income generated by the Beneficiary Enterprise” or “Approved Enterprise,” subject to withholding tax at source at the following rates: (i) Israeli resident corporations at 0%; (ii) Israeli resident individuals at 20%; and (iii) non-Israeli residents at 20%, such withholding tax rate can be reduced subject to a reduced tax rate under the provisions of an applicable double tax treaty.

During the years 1998-2006 Camtek was subject to tax in accordance with the Approved and Beneficiary Enterprise provisions under the Law for the Encouragement of Capital Investments. As such, Camtek has income that was exempt from tax. If Camtek will distribute dividends from the exempt income it will be required to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

As of December 31, 2020, approximately 22.3 million of the Company’s prior year earnings were tax-exempt earnings attributable to its Approved Enterprise programs and approximately 3.4 million were tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the corporate tax rate applicable to such profits for the year of which they were generated. According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2020, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately 5.6 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately 0.8 million.

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

Net Operating Loss Carry forwards

As of December 31, 2020, the Company had a net operating loss, or NOL carry forward for Israeli tax purposes.

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

Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets including securities of an Israeli company (whether or not traded). The Income Tax Ordinance [New Version], 1961 (the “Ordinance”) distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” The Real Capital Gain is the excess of the total capital gain over Inflationary Surplus. The Inflationary Surplus is computed generally on the basis of the cost multiplied by the difference between the Israeli consumer monthly price index as known at the date of sale and the date of purchase and, with respect to an individual, when the shares are nominated or linked to a foreign currency the Inflationary Surplus would be calculated according to the difference in changes in the foreign currency. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax.

Pursuant to the Ordinance, the Real Capital Gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director). Notwithstanding the foregoing, dealers in securities (Individual and corporate shareholders) in Israel are taxed at regular tax rates applicable to business income a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2020 onward.

With respect to corporate investors, capital gain tax equal to the ordinary corporate tax rate (23% in 2020 and thereafter) will be imposed on the sale of our traded shares.

However, Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading, and (C) if the seller is a non-Israeli corporation, less than 25% of its means of control are held by Israeli residents.

As our ordinary shares are traded on the NASDAQ Global Market, which qualifies as a Recognized Exchange, Real Capital Gains on the sale of our ordinary shares held by non-Israeli tax resident investors (individuals and corporations) will generally be exempt from Israeli capital gains tax so long as certain conditions are met, including that the shares were not held through a permanent establishment that the non-Israeli tax resident investor maintains in Israel.

In any event, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of more than 25% in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Furthermore, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty, as discussed below, subject to the receipt in advance of a valid certificate from the Israel Tax Authority (the “ITA”) allowing for such exemption.

Withholding Taxes

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2020 and thereafter) for corporations.

Income Taxes on Dividend Distributions to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid by Israeli publicly traded companies at the rate of 25%, if the shares are registered with a nominee company (as such term is used in the Israeli Securities Law, 5728-1968). If the shares are not registered with a nominee company, the rate of 25% will apply to non-Israeli residents shareholders who are not considered Substantial Shareholders, as defined above, and who were not Substantial Shareholders at any time during the 12 months preceding the date of the distribution, and the rate of 30% will apply to dividends paid to Substantial Shareholders and to persons who were Substantial Shareholders at any time during the 12 months preceding the date of the distribution. Notwithstanding the above, a lower rate may be provided under an applicable tax treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate). The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from a company’s Approved Enterprises or Benefited Enterprises or a Preferred Enterprise, in each case during the applicable benefits period is subject to withholding tax at a rate of 20%, unless a lower tax rate is provided under an applicable tax treaty.

A non-Israeli resident who has received dividend income derived from or accrued in Israel, from which the full amount of tax was duly withheld, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not liable for excess tax.

U.S. Israel Tax Treaty

The sale of shares may also be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention Between the Government of the United States and the Government of the State of Israel With Respect to Taxes of Income, as amended, or the U.S.-Israel Tax Treaty. The U.S.-Israel Tax Treaty exempts U.S. residents for the purposes of the treaty from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel and (iv) the capital gains is not arising from such sale, exchange or disposition which is attributed to real estate located in Israel. Otherwise, the sale, exchange or disposition of shares would be subject to Israeli tax, to the extent applicable

However, under the U.S.-Israel Tax Treaty, U.S. residents for the purposes of the treaty may be permitted to claim a credit for such taxes against U.S. federal income tax imposed on the sale, under the circumstances and subject to the limitations specified in the U.S.-Israel Tax Treaty and U.S. tax legislation, as discussed below under “Certain Material U.S. Federal Income Tax Considerations – Distributions.

Under the U.S.-Israel Tax Treaty, the maximum Israeli withholding tax on dividends paid to a holder of our ordinary shares who is a U.S. resident for the purposes of the U.S.-Israel Tax Treaty, is generally 25%. The U.S.-Israel Tax Treaty provides that a 15% or a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current tax year in which the dividend is distributed and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise, or a Benefited Enterprise, or a Preferred Enterprise, in each case within the applicable period, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has certain amounts of passive income. The aforementioned rates under the U.S.-Israel Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 651,600 in 2020), which amount is linked to the Israeli consumer price index.

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

Foreign Currency Rate Fluctuations

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2020, the value of the U.S. Dollar weakened against the NIS by 7%. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2020.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposures to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2020, we had net liabilities of approximately $12.8 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses or income of $128 thousand, in case of increase or decrease in rates, respectively.

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

Item 12.Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.Controls and Procedures.

(a) Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2020, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2020, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c) Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

(d) Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert.

Our Board of Directors has determined that Ms. Andorn qualifies as an “audit committee financial expert” for purposes of the Nasdaq Rules, and that each of Mr. Shacham-Diamand and Ms. Andorn are independent directors in accordance with Nasdaq Rules and meet the independence criteria set forth in the Companies Law.

Item 16B.Code of Ethics.

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

Item 16C.Principal Accountant Fees and Services.

Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our independent auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC relating to auditor’s independence, and our independent auditors are remunerated at levels that accord with such basic principles of auditor independence.

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International and their KPMG affiliate firms, in US$, for the years ended December 31, 2020 and 2019:

Fee Category	For 2020 Services Rendered	For 2019 Services Rendered

Audit Fees (1)	255,700	255,700

Tax Fees (2)	7,700	16,312

Audit Related Services	47,000	0

(1) Audit Fees: the audit fees for the year ended December 31, 2020 and 2019 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Tax Fees rendered during 2020 and 2019 by our auditor were for tax compliance, tax planning and tax advice.

(3) Audit Related Services: the audit related fees for the year ended December 31, 2020 are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy and consents with respect to an underwritten public offering and related prospectus supplements filed with the SEC.

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

Item 16D.Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.Corporate Governance.

Pursuant to Rules 5255(a) and 5615(a)(3) of the Nasdaq Rules, we are relying on our home country practice with respect to the following matters: the eligibly of our securities for a direct registration program; the composition and responsibilities of our Compensation Committee; the approval of stock option plans; certain annual meeting requirements – all as set forth below:

-

We have opted out of the requirement that all securities listed on Nasdaq be eligible for a direct registration program operated by a registered clearing agency as set forth in Rule 5255(a). Our procedures regarding the issuance of stock certificates comply with Israeli law and practice. According to the Companies Law, a share certificate is defined as a certificate which states the name of the owner registered in the company’s shareholders register, as well as the number of shares he or she owns. In the event that what is registered in the company’s shareholders register conflicts with a share certificate, then the evidentiary value of the shareholder register outweighs the evidentiary value of the share certificate. A shareholder registered in the company’s shareholders register is entitled to receive from the company a certificate evidencing his ownership of the share.

-

As all members of our Audit Committee meet the independence requirements for compensation committee members set forth in Nasdaq Rule 5605(d)(2), as a foreign private issuer, we have elected, pursuant to Nasdaq Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the certain provisions of Nasdaq Rule 5605(d), requiring us to have a separate compensation committee. Accordingly, and consistent with Israeli law allowing an audit committee that satisfies the requirements of the Companies Law regarding the composition of a compensation committee, to carry out all duties and responsibilities of the compensation committee, our Audit Committee has been authorized to assume the functions and responsibilities of a compensation committee. In this respect, we have also opted out the requirement to adopt and file a compensation committee charter as set forth in Rule 5605(d)(1).We have opted out of the requirement for shareholder approval of stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 5635 and Nasdaq Rule 5605(d), respectively. Nevertheless, as required under the Companies Law, special shareholder voting procedures are followed for the approval of equity based compensation of certain Office Holders or employees who are controlling shareholders or any relative thereof, as well as of our Chief Executive Officer and members of our Board of Directors. Equity based compensation arrangements with Office Holders (chief executive officer and directors excluded) or employees who are not controlling shareholders or any relative thereof, are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-

We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company’s fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B – “Memorandum and Articles - Voting, Shareholders’ Meetings and Resolutions” above). Our 2020 AGM was held on September 24, 2020, therefore our 2021 AGM must be held by December 24, 2021. Further, we have opted out the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

-

We have chosen to follow our home country practice in lieu of the requirements of Nasdaq Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

Item 16H.Mine Safety Disclosure.

Not applicable.

PART III

Item 17.Consolidated Financial Statements.

The Company has furnished financial statements and related information specified in Item 18.

Item 18.Consolidated Financial Statements.

Our consolidated financial statements and report of independent registered public accounting firm in connection therewith, as appear below, are hereby incorporated into this Annual Report.

Camtek Ltd.

and its subsidiaries

Consolidated Financial Statements

As of December 31, 2020

Camtek Ltd. and its subsidiaries
Financial Statements as at December 31, 2020
Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Provision Estimate

As discussed in Note 4 to the consolidated financial statements, inventory and the associated inventory provision at December 31, 2020 were $44.2 million and $0.1 million, respectively. The Company estimates the inventory provision at the end of each period based on the specific identification of obsolete items, as well as through an evaluation of excess and slow-moving items in order for inventory to be presented at the lower of cost or net realizable value. Presentation at net realizable value creates a new cost basis that is not subsequently marked up.

We identified the evaluation of the inventory provision estimate as a critical audit matter. A high degree of auditor judgment was required to evaluate the changing product demands and probability of anticipated usage of inventory items.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the inventory provision process, including controls over the Company’s evaluation of the changing product demands and probability of anticipated usage of inventory items. We evaluated the changing product demands and probability of anticipated usage of inventory by performing an independent analysis of available market information to consider industry related market conditions and possible technological changes. We considered the reasonableness of the inventory provision estimate through a combination of inquiry of finance and operations personnel. We analyzed the reasonableness and accuracy of historical inventory provision calculations by comparing to actual quantity sold in subsequent periods.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2006.

Tel Aviv, Israel

March 17, 2021

Camtek Ltd. and its subsidiaries
Consolidated Balance Sheets

		December 31,
		2020	2019
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	105,815	38,047
Short-term deposits	3	72,000	51,500
Trade accounts receivable, net	10B	41,001	31,443
Inventories	4	39,736	23,803
Other current assets	5	3,366	2,909

Total current assets		261,918	147,702

Long-term inventory	4	4,416	2,791
Deferred tax asset, net	16	482	746
Other assets		85	113
Property, plant and equipment, net	6, 2U	20,398	18,526
Intangible assets, net	7	609	491

Total non-current assets		25,990	22,667

Total assets		287,908	170,369

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		27,180	11,334
Other current liabilities	8	30,204	20,272

Total current liabilities		57,384	31,606

Long-term liabilities
Other long term liabilities	9, 10	3,260	2,461
		3,260	2,461

Total liabilities		60,644	34,067

Commitments and contingencies	10

Shareholders’ equity	12
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2020 and 2019;

45,365,354 and 40,742,355 issued shares at December 31, 2020 and 2019, respectively;

43,272,978 and 38,649,979 shares outstanding at December 31, 2020 and 2019, respectively		171	157
Additional paid-in capital		170,497	101,327
Retained earnings		58,494	36,716
		229,162	138,200
Treasury stock, at cost (2,092,376 shares as of December 31, 2020 and 2019)		(1,898)	(1,898)

Total shareholders' equity		227,264	136,302

Total liabilities and shareholders' equity		287,908	170,369

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries
Consolidated Statements of Income

		Year Ended December 31,
		2020	2019	2018
	Note	U.S. Dollars (In thousands, except per share data)
Revenues	15A	155,859	134,019	123,174
Cost of revenues		82,628	69,235	62,378

Gross profit		73,231	64,784	60,796

Operating expenses:
Research and development		19,575	16,331	14,581
Selling, general and administrative	15B	31,032	26,481	26,182

Total operating expenses		50,607	42,812	40,763

Operating income		22,624	21,972	20,033

Financial income, net	15C	775	801	728

Income from continuing operations before incomes taxes		23,399	22,773	20,761

Income tax expense	16	(1,621)	(1,950)	(2,030)

Net income from continuing operations		21,778	20,823	18,731

Income from discontinued operations

Income before income tax expense	19	-	1,257	-
Income tax expense		-	(94)	-

Net income from discontinued operations		-	1,163	-

Net income		21,778	21,986	18,731

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries
Consolidated Statements of Income

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars
Earning per share information:

Basic earnings from continuing operations	0.55	0.55	0.52

Basic earnings from discontinued operations	-	0.03	-

Basic net earnings per share	0.55	0.58	0.52

Diluted earnings from continuing operations	0.54	0.54	0.51

Diluted earnings from discontinued operations	-	0.03	-

Diluted net earnings per share	0.54	0.57	0.51

Weighted average number of ordinary shares outstanding:

Basic	39,383	37,626	36,190

Diluted	40,372	38,432	36,747

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries
Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Treasury Stock		Additional		Total
	NIS 0.01 par value		NIS 0.01 par value		paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Number of	U.S. Dollars	capital	earnings	equity
	Shares	(In thousands)	Shares	(In thousands)	U.S. Dollars (In thousands)
Balances at December 31, 2017	37,924,507	149	(2,092,376)	(1,898)	78,437	7,613	84,301
Exercise of share options and RSUs	610,938	2	-	-	1,755	-	1,757
Share-based compensation expense	-	-	-	-	1,681	-	1,681
Dividend	-	-	-	-	-	(5,063)	(5,063)
Net income	-	-	-	-	-	18,731	18,731
Balances at December 31, 2018	38,535,445	151	(2,092,376)	(1,898)	81,873	21,281	101,407

Issuance of shares, net	1,700,000	5	-	-	16,021	-	16,026
Exercise of share options and RSUs	506,910	1	-	-	541	-	542
Shared-based compensation expense	-	-	-	-	2,892	-	2,892
Dividend	-	-	-	-	-	(6,551)	(6,551)
Net income	-	-	-	-	-	21,986	21,986
Balances at December 31, 2019	40,742,355	157	(2,092,376)	(1,898)	101,327	36,716	136,302

Issuance of shares, net	4,025,000	12	-	-	64,308	-	64,320
Exercise of share options and RSUs	597,999	2	-	-	627	-	629
Share-based compensation expense	-	-	-	-	4,235	-	4,235
Net income	-	-	-	-	-	21,778	21,778

Balances at December 31, 2020	45,365,354	171	(2,092,376)	(1,898)	170,497	58,494	227,264

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income	21,778	21,986	18,731
Discontinued operations, net of tax	-	(1,163)	-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,234	2,134	1,966
Deferred tax expense	476	1,526	1,701
Share based compensation expense	4,235	2,892	1,681
Change in provision for doubtful debts	(87)	(29)	-
Loss on disposal of fixed assets	-	64	324

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(9,696)	156	(8,456)
Inventories	(19,330)	4,798	(10,824)
Due from related parties	72	58	548
Other assets	(501)	(236)	(24)
Trade accounts payable	15,661	(4,100)	4,778
Other current liabilities	10,686	(3,577)	6,306
Liability for employee severance benefits, net	224	117	60

Net cash provided by operating activities from continuing operations	25,752	24,626	16,791
Net cash provided by operating activities	25,752	24,626	16,791

Cash flows from investing activities:
Investment in short-term deposits	(20,500)	(51,500)	-
Purchase of fixed assets	(2,410)	(1,256)	(2,243)
Purchase of intangible assets	(216)	(106)	(92)
Proceeds from disposal of fixed assets	-	-	76

Net cash used in investing activities from continuing operations	(23,126)	(52,862)	(2,259)
Net cash provided by investing activities from discontinued operations	-	1,257	-

Net cash used in investing activities	(23,126)	(51,605)	(2,259)

Camtek Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (In thousands)
Cash flows from financing activities:
Share issuance, net	64,288	16,026	-
Proceeds from exercise of share options	629	542	1,757
Dividend payment	-	(6,551)	(5,063)

Net cash provided by (used in) financing activities	64,917	10,017	(3,306)

Effect of exchange rate changes on cash	225	74	(35)

Net (decrease) increase in cash and cash equivalents	67,768	(16,888)	11,191
Cash and cash equivalents at beginning of the year	38,047	54,935	43,744

Cash and cash equivalents at end of the year	105,815	38,047	54,935

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

A. Cash paid during the year for:
Income taxes	546	666	534

Lease payments	1,025	1,077	-

B. Non-cash transactions:
Fixed assets purchased with supplier credit	159	154	261

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is jointly controlled by (21.18%) Priortech Ltd. (“Priortech”), an Israeli corporation listed on the Tel-Aviv Stock Exchange and (18.07%) Chroma Ate Inc. (“Chroma”) (See Note 1(C) below). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.In November 2020, the Company completed a successful public offering of 4,025,000 ordinary shares, which includes the full exercise of the underwriters’ option to purchase 525,000 additional ordinary shares, at a price to the public of $17.00 per share. The net proceeds to the Company, after the deduction of underwriting discounts and commissions and other offering expenses, totaled $64,320.

C.In February 2019, Chroma Ate Inc, a Taiwanese company, acquired approximately 20.5% of Camtek’s shares in a cash transaction. 6,117,440 Camtek shares were purchased from Priortech for $58,100 whilst a further 1,700,000 new shares were issued by Camtek, for $16,200 (before issuance costs). The cash consideration was calculated based on a share-price of $9.50 per Camtek share, which reflected a 29% premium on Camtek’s closing price as of February 8, 2019.

A voting agreement was signed between Priortech and Chroma according to which the parties will vote together in Camtek’s shareholders’ meetings. According to the voting agreement, after the closing of the transaction, Chroma is entitled to two seats on Camtek’s Board of Directors and Priortech is entitled to three seats.

In addition to the investment, Chroma and Camtek entered into an agreement in which Camtek will license its triangulation technology, a metrology solution, in a fee-bearing license for non-semiconductor applications to be used by Chroma. In addition, Chroma and Camtek agreed to cooperate in potential projects for the semiconductor market based on synergies between their inspection and metrology technologies.

The transaction was completed in June 2019.

D.In September 2017, the Company completed the sale of its PCB inspection and metrology business unit. The buyers acquired the entire assets and liabilities related to the PCB business unit, including 100% equity interests in the Company’s Chinese and Taiwanese subsidiaries. The Company received a total cash consideration of $32,000 upon closing and a further $1,257 in 2019 based upon the PCB business unit's financial performance in 2018.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies

A.Basis of preparation of the financial statements

The consolidated financial statements of Camtek and its subsidiaries (collectively “the Company”) have been prepared in accordance with accounting principles generally accepted in United States of America (“US GAAP”). All amounts in the notes to the financial statements are in thousands unless otherwise stated.

B.Principles of consolidation

The accompanying consolidated financial statements include the accounts of Camtek and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

C.Use of estimates

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

Since January 2020, the COVID-19 outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas.

Based on management’s assessment, the extent to which the coronavirus will further impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. The Company is carefully monitoring the restrictions due to the COVID-19 outbreak and will adjust activities accordingly.

D.Foreign currency transactions

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

E.Cash and cash equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

F.Trade accounts receivable and allowance for doubtful accounts

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

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

G.Inventories

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

Management periodically evaluates its inventory composition, giving consideration to factors such as changing product demands due to uncertain industry related market conditions and technological changes, the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technological obsolete or damaged inventory. These estimates could vary significantly from actual use based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

Spare parts included in inventory that are not expected to be converted or consumed within the next year are classified as non-current, based on Management’s estimates taking into account market conditions.

H.Property, plant and equipment

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

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

I.Intangible assets

Patent registration costs are recorded at cost and amortized on a straight line basis, beginning with the first year of utilization, over its expected useful life of ten years.

J.Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2020 and 2019, no impairment was noted.

K.Fair values of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, trade accounts receivable, trade accounts payable and amounts from related parties approximate fair value because of their short-term nature.

L.Revenue recognition

The Company’s contracts with its customers include performance obligations to provide its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty) as well as installation, both of which are considered separate performance obligations.

The Company recognizes revenue from contracts for sales of products when the Company transfers control of the product to the customer. Effective October 2020, the change in control event is generally determined upon shipping terms whereas previously it was generally upon installation at the customer’s premises. This policy change was made following operational changes to pre-shipment calibration and testing processes which have enabled the simplification and streamlining of the installation at the customer site.

Revenues from the contract are recognized in an amount that reflects the consideration the Company expects to be entitled to receive once the control of the product had been transferred to the customer and signed documentation of the arrangement, such as a signed contract or purchase order, has been received. Payment terms with customers may vary, but are generally based on milestones within the delivery process such as shipping and installation. Payment terms do not include significant financing components.

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

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

L.Revenue recognition (cont’d)

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers.

The Company’s multiple performance obligations consist of product sales, installation services and non-standard warranties. Since October 2020, following the change in the point in time at which machine revenues are recognized, for cases in which machine revenue has been recognized but installation has not occurred as of the balance sheet date, a fixed amount is deferred from revenue in respect of the installation services yet to be performed. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

The Company records contract liabilities when the customer has been billed in advance of the Company completing its performance obligations. These amounts are recorded as deferred revenue in the Consolidated Balance Sheets.

	Year Ended December 31,
	2020	2019
	U.S. Dollars (in thousands)
Beginning of year	2,606	1,824
Deferral of revenue	1,864	2,084
Recognition of deferred revenue	(1,936)	(1,302)

Balance at end of year	2,534	2,606

M.Warranty

The Company records a liability for standard product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

N.Income taxes

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

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

O.Research and development

Research and development costs are expensed as incurred.

P.Earnings / loss per ordinary share

Basic earnings/loss per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options.

Q.Share-based compensation

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

R.Fair value measurements

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

S.Contingent liabilities

A contingency (provision) is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.

A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

T.Government-sponsored research and development

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

U.Leases

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). See also Note 10A.

Upon adoption, the Company recognized total right-of-use (ROU) assets of $2,052, with corresponding lease liabilities of $2,052 on the consolidated balance sheets. The adoption did not impact the Company’s retained earnings as of January 1, 2019, or consolidated statements of income and statements of cash flows for the year ended December 31, 2018.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be (2.5% in 2020). The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For leases agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

U.Leases (cont’d)

Operating lease ROU assets consist mainly of vehicles and real estate and are presented as property, plant and equipment on the consolidated balance sheet. The current portion of operating lease liabilities is included in other current liabilities and the long-term portion is presented within long-term liabilities on the consolidated balance sheet.

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

V.New standards not yet adopted

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

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 3 - Cash and Cash Equivalents

The Company’s cash and cash equivalent balance at December 31, 2020 and 2019, is denominated in the following currencies:

	December 31,
	2020	2019
	U.S. Dollars (in thousands)
US Dollars	102,669	32,675
New Israeli Shekels	1,542	3,318
Euro	570	707
Other currencies	1,034	1,347

	105,815	38,047

Short-term deposits are bank deposits in US Dollars with terms at the investment date of 3-12 months with average annual interest rates of 0.88% (2019 - 2.41%).

Note 4 - Inventories

	December 31,
	2020	2019
	U.S. Dollars (in thousands)
Components	19,630	13,822
Work in process	10,123	6,019
Finished products *	14,399	6,753

	44,152	26,594

*	includes systems at customer locations not yet sold, as of December 31, 2020 and 2019, in the amount of $10,613 and $3,498 respectively.

Inventories are presented in:

	December 31,
	2020	2019
	U.S. Dollars (in thousands)
Current assets	39,736	23,803
Long-term assets (A)	4,416	2,791

	44,152	26,594

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 4 – Inventories (cont’d)

(A)Long-term Inventory:

At December 31, 2020, $4,416 of the Company's inventory is classified among long-term assets according to Management’s estimate based on the recent level of sales (at December 31, 2019- $2,791). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this inventory will be utilized according to its forecasted sales and that no loss will be incurred.

(B)Inventory provision

In 2020, based on Management's estimates regarding future sales, a provision of $142 was made against damaged, obsolete, excess and slow-moving inventory (in 2019 - $158).

The provisions were recorded in the costs of revenues line item in the consolidated statement of income. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 5 - Other Current Assets

	December 31,
	2020	2019
	U.S. Dollars (in thousands)
Due from Government institutions	1,967	955
Prepaid expenses	455	476
Income tax receivables	302	846
Interest receivable	207	348
Deposits for operating leases	195	149
Other	240	135

	3,366	2,909

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 6 - Property, Plant and Equipment, Net

	December 31,
	2020	2019
	U.S. Dollars (in thousands)
Cost:
Land	863	863
Building	14,438	14,253
Machinery and equipment	11,260	8,416
Office furniture and equipment	785	625
Computer equipment and software	4,760	4,652
Automobiles	263	87
Leasehold improvements	630	546
Right of use assets	3,014	2,471
	36,013	31,913

Less accumulated depreciation	15,615	13,387

	20,398	18,526

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $3,117, $3,101, and $1,868, respectively.

Note 7 - Intangible Assets, Net

	December 31,
	2020	2019
	U.S. Dollars (in thousands)

Patent registration costs	1,927	1,711

Accumulated amortization	1,318	1,220

Total intangible assets, net	609	491

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 7 - Intangible Assets, net (cont’d)

Patent registration costs are amortized over their estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2020, 2019 and 2018 amounted to $98, $91 and $98, respectively.

As of December 31, 2020, the estimated amortization expenses of intangible assets for the years 2021 to 2025 is as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2021	101
2022	99
2023	88
2024	78
2025	71

Note 8 - Other Current Liabilities

	December 31,
	2020	2019
	U.S. Dollars (in thousands)

Accrued employee compensation and related benefits	9,698	7,713
Commissions	7,965	5,963
Advances from customers and deferred revenues	6,155	2,004
Accrued expenses	2,570	1,343
Accrued warranty costs (1)	2,328	1,723
Government institutions and income tax payable	752	700
Operating lease obligations (See Note 2(U))	736	826

	30,204	20,272

(1)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (in thousands)
Beginning of year	1,723	1,714	1,300
Accruals	3,667	3,170	2,930
Usage	(3,062)	(3,161)	(2,516)

Balance at end of year	2,328	1,723	1,714

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 9 – Other Long Term Liabilities

Other long term liabilities consists of the following:

	December 31,
	2020	2019
	U.S. Dollars (in thousands)

Liability for severance pay	1,239	1,015
Deferred revenues related to non-standard warranty	1,342	670
Lease liabilities in respect of its ROU assets	679	776
	3,260	2,461

A.Liability for Employee Severance Benefits

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

1.The liability in respect of most of its employees in Israel is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund or by individual insurance policies. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.The liability for severance pay which is not covered by the contribution plan amounted to $1,239 and $1,015 as of December 31, 2020 and 2019, respectively.

3.Severance pay expenses were $1,362, $1,167, and $1,017 in 2020, 2019 and 2018, respectively.

B.Deferred Revenues

Deferred revenues related to non-standard warranty of $1,342 are expected to be recognized in 2022.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 10 - Commitments and Contingencies

A.Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

Amounts reported in the consolidated balance sheet as of December 31, 2020 are follows:

	December 31,
	2020	2019
	U.S. Dollars (in thousands)

ROU assets – opening balance	2,471	2,052
ROU assets – additions	831	904
ROU assets – disposals	(288)	(485)
ROU assets – accumulated depreciation	(1,599)	(877)

ROU assets, net	1,415	1,594

	December 31,
	2020	2019
	U.S. Dollars (in thousands)

Other current liabilities	(736)	(826)
Other long term liabilities	(679)	(776)

Total lease liabilities	(1,415)	(1,602)

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 10 - Commitments and Contingencies (cont’d)

A.Operating leases (cont’d)

In the year ended December 31, 2020, the Company had gross lease costs in respect of its ROU assets in the amount of $1,025 (2019 - $1,077).

Minimum future payments under non-cancellable leases as of December 31, 2020 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)

2021	809
2022	485
2023	160
2024	48
2025	41
1,543
Less imputed interest	(128)

Total lease liabilities	1,415

The weighted average term of the operating leases as of December 31, 2020 is 28 months.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 10 - Commitments and Contingencies (cont’d)

B.Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of period	Provision	Reversal of provision	Write-off of provision	Balance at end of period
	U.S. Dollars (in thousands)
2018	591	-	-	(181)	410
2019	410	87	(116)	(252)	129
2020	129	-	(87)	(3)	39

C.Israel Innovation Authority

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

As of December 31, 2020, the amount of non-repaid grants received including interest accrued amounted to $7,597 (December 31, 2019 - $7,299). The liabilities to the IIA were initially recorded at fair value as part of the purchase price allocation related to the acquisition of Printar. Since August 2016, pursuant to the Company’s decision to cease supporting the Gryphon system, the Company does not expect that any payments will be made in respect of the foregoing Printar related grants and accordingly all the liabilities to the IIA were written off.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 10 - Commitments and Contingencies (cont’d)

D.Outstanding Purchase Orders

As of December 31, 2020, the Company has purchase orders of $39,433 (2019 - $11,812) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

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

Trade receivables

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

Trade payables

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

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 12 - Shareholders’ Equity

A.General

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

In November 2020, the Company completed a successful public offering of 4,025,000 ordinary shares, which includes the full exercise of the underwriters’ option to purchase 525,000 additional ordinary shares, at a price to the public of $17.00 per share. The net proceeds to the Company, after the deduction of underwriting discounts and commissions and other offering expenses, totaled $64,320.

B.Stock Option Plan

As of December 31, 2020, the Company has one effective Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) for the issuance of options, restricted share units and/ or restricted shares to employees, officers, directors, consultants and other services providers of the Company or any affiliated companies thereof (the “2018 Plan”). The 2018 Plan was adopted by the Company in April 2018 and thereby replaced the Company’s previous equity plans (the “2014 Share Option Plan” and the “2007 Restricted Share Unit Plan”). The total number of equity awards that may be granted under the 2018 Plan during each calendar year is equal to three and a half percent (3.5%) of the Company’s total issued and outstanding Share capital as of December 31 of the preceding calendar year.

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

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 12 - Shareholders’ Equity (cont’d)

B.Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2020, 2019, and 2018 is $1,628, $2,343 and $1,886, respectively.

The total intrinsic value of vested options as of December 31, 2020, 2019, and 2018 is $1,161, $1,746 and $855 respectively.

The total stock option compensation expense related to continued operations amounted to $120, $269, and $402 in 2020, 2019 and 2018, respectively.

As of December 31, 2020, there was $73 of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of less than one year.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2020		2019		2018
	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$
Outstanding at January 1	309,792	3.29	519,785	3.16	1,173,433	2.80
Forfeited and cancelled	(12,876)	3.74	(10,750)	2.41	(43,159)	2.53
Exercised	(206,991)	3.04	(199,243)	2.69	(610,489)	2.79

Outstanding at year end	89,925	3.80	309,792	3.29	519,785	3.16

Exercisable at year end	63,253	3.55	225,110	3.08	217,976	2.85

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 12 - Shareholders’ Equity (cont’d)

B.Stock Option Plan (cont’d)

	Number of options outstanding	Weighted average exercise price US$	Weighted Average Remaining Contractual term (years)	Aggregate intrinsic Value (in US$ thousands)

Outstanding as of December 31, 2020	89,925	3.80	2.28	1,628

Exercisable at December 31, 2020	63,253	3.55	1.66	1,161

The following table summarizes information about share options at December 31, 2020:

Exercise price US$	Number of outstanding options	Number exercisable	Weighted average remaining Contractual term (years) of outstanding options
0-2	5,000	5,000	2.22
2-5	84,925	58,253	2.28
	89,925	63,253	2.28

The following table summarizes information about non-vested options at December 31, 2020:

	Options	Weighted average grant-date fair value
Balance at January 1, 2020	84,682	2.40
Granted	-	-
Vested	(55,385)	2.15
Forfeited	(2,625)	2.42

Balance at December 31, 2020	26,672	2.93

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 12 - Shareholders’ Equity (cont’d)

C.Restricted Share Unit Plan

In April 2018, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) to replace the 2007 Restricted Share Unit Plan, pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 3.5% out of the outstanding shares (1,514,554 as of December 31, 2020). Forfeited units are returned to the pool.

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

	RSUs	Weighted average grant date value
Balance at January 1, 2020	1,233,402	$8.83
Granted	506,500	$11.83
Vested	(391,008)	$8.16
Forfeited	(11,210)	$7.94

Balance at December 31, 2020	1,337,684	$9.52

The total intrinsic value of outstanding RSUs as of December 31, 2020, 2019, and 2018 is $21.91, $10.83 and $6.77, respectively.

The weighted average grant date fair value of RSUs granted during 2020, 2019, and 2018 is $11.83, $8.61 and $8.04, respectively.

The total compensation cost from RSUs recognized in the year ending December 31, 2020, amounted to $4,115. The unrecognized compensations in the amount of $10,248 will be recognized in the years 2021 to 2024.

D.Dividend

On September 4, 2019, the Company paid a dividend of $0.17 per share, totaling $6.6 million.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 13 - Earnings Per Share

The following table summarizes information related to the computation of basic and diluted earnings per Share for the years indicated:

	Year Ended December 31,
	2020	2019	2018
Net income attributable to Shares (US$ in thousands)	21,778	21,986	18,731

Weighted average number of Shares outstanding used in basic earnings per Share calculation	39,383	37,626	36,190

Add assumed exercise of outstanding dilutive potential Shares	989	806	557

Weighted average number of Shares Outstanding used in diluted earnings per Share calculation	40,372	38,432	36,747

Basic income from continuing operations per Share ($)	0.55	0.55	0.52

Basic income from discontinued operations per Share ($)	-	0.03	-
Basic net income per Share ($)	0.55	0.58	0.52
Diluted income from continuing operations per Share ($)	0.54	0.54	0.51
Diluted income from discontinued operations per Share ($)	-	0.03	-
Diluted net income per Share ($)	0.54	0.57	0.51

Number of options excluded from the diluted earnings per share calculation due to their anti-dilutive effect	-	-	-

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 14 - Entity-Wide Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (in thousands)
Asia Pacific	137,555	115,925	98,468
United States	9,847	10,388	13,227
Europe	8,457	7,706	11,479

	155,859	134,019	123,174

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 15 - Selected Income Statement Data

A.Revenues

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (in thousands)
Sales of products	148,257	127,396	117,537
Service fees	7,602	6,623	5,637

	155,859	134,019	123,174

In 2020 and 2018, no customer accounted for more than 10% of revenues.

In 2019, one customer accounted for 11% of the Company’s revenues.

B.Selling, general and administrative expenses

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (in thousands)
Selling (*)	22,969	19,294	19,233
General and administrative	8,063	7,187	6,949

	31,032	26,481	26,182

(*) Including shipping and handling costs	2,356	1,063	884

C.Financial income (expenses), net

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (in thousands)
Interest income	1,281	1,412	594
Other, net (*)	(506)	(611)	134

	775	801	728

(*)Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(351), $(352), and $226 in 2020, 2019 and 2018, respectively.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 16 - Income Taxes

A.Tax under various laws

The Company and its subsidiaries are assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.Details regarding the tax environment of the Israeli companies

(1)Corporate tax rate

The tax rates relevant to the Company in Israel for the years 2018-2020 is 23%.

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

(2)Benefits under the Law for the Encouragement of Capital Investments (hereinafter - “the Encouragement Law”)

(a)Amendment to the Law for the Encouragement of Capital Investments – 1959

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

In 2019 the Company filed a notice to the Israeli Tax Authorities regarding the implementation of the preferred enterprise its preferred income, beginning 2019 (instead of Beneficiary). As the Company is located in Development Area A, the applied corporate tax rate is 7.5%.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

B.Details regarding the tax environment of the Israeli companies (cont’d)

(b)During the years 1998-2006 the company was subject to tax in according to the Approved and Beneficiary Enterprise under the Law for the Encouragement of Capital Investments. As such, the Company has income that was exempt from tax. If the Company will distribute dividend from the exempt income the Company will be required to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

The Company intends to indefinitely reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as a dividend. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's Approved and Beneficiating Enterprise programs.

Out of Camtek's retained earnings as of December 31, 2020 approximately $22,252 are tax-exempt earnings attributable to its Approved Enterprise and approximately $3,383 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently – up to 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders).

As of December 31, 2020, if the income attributed to the Approved Enterprise was distributed as a dividend, the Company would incur a tax of approximately $5,563. If income attributed to the Beneficiary Enterprise was distributed as dividend, or upon liquidation, the Company would incur a tax in the amount of approximately $845. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

C.Details regarding the tax environment of the Non-Israeli companies

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations.

D.Composition of income (loss) from continuing operations before income taxes and income tax expense (benefit)

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (in thousands)
Income from continuing operations before income taxes:
Israel	20,430	20,783	18,746
Non-Israeli	2,969	1,990	2,015

	23,399	22,773	20,761

Income tax expense from continuing operations:
Current:
Israel	-	-	(306)
Non-Israeli	670	424	635
	670	424	329
Deferred tax expense (benefit) from continuing operations:
Israel	943	1,351	1,867
Non-Israeli	8	175	(166)
	951	1,526	1,701

	1,621	1,950	2,030

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

E.Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (in thousands)
Income (loss) from continuing operations before income taxes	23,399	22,773	20,761

Statutory tax rate	23%	23%	23%

Theoretical income tax expense (benefit)	5,382	5,238	4,775

Increase (decrease) in income tax expense resulting from:

Change in valuation allowance	-	-	(346)

Non-deductible expenses(*)	239	337	214

Differences between foreign currencies and dollar-adjusted financial statements, net	(739)	(479)	240

Tax rate differential	(3,251)	(3,340)	(3,072)

Other	(10)	194	219

Actual income tax expense (benefit)	1,621	1,950	2,030

(*)Including non-deductible share based compensation.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

F.Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2020	2019
	U.S. Dollars (in thousands)
Deferred tax assets:
Allowance for doubtful accounts	3	3
Deferred revenue	340	56
Accrued expenses	469	374
Net operating loss and tax credit carryforwards	644	1,036
Lease liability	170	192
Other temporary differences	344	119

Deferred tax asset	1,970	1,780

Deferred tax liabilities:
Property, plant and equipment	(618)	(251)
Right of use assets	(170)	(192)
Undistributed earnings	(700)	(591)
Total deferred tax liabilities	(1,488)	(1,034)

Net deferred tax assets	482	746

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

At December 31, 2020 and 2019 the Company had a valuation allowance of $0.

As of December 31, 2020, the Company in Israel has a tax credit carryforwards of $531 that can both be carried forward indefinitely. The amount of the Israeli deferred tax assets (liabilities) considered realizable, however, could be revised in the near term if estimates of future taxable income are changed.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
(Amounts in thousands, except per share data)

Note 16 - Income Taxes (cont’d)

F.Deferred taxes (cont’d)

As of December 31, 2020, a foreign subsidiary has net operating loss carryforwards aggregating approximately $333. Included within the deferred tax expenses for the year ended December 31, 2020 is a benefit of $113 for the recognition of a deferred tax asset for operating loss carryforwards.

G.Accounting for uncertainty in income taxes

For the years ended December 31, 2020, 2019 and 2018, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2020, 2019 and 2018, no interest and penalties related to income taxes have been accrued.

H.Tax assessments

The Company in Israel files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Germany, Hong Kong, and United States of America. The Israeli tax returns of Camtek are open to examination by the Israeli Tax Authorities for the tax years beginning 2017, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2016 in Germany, 2013 in Hong Kong and 2017 in the United States of America.

Note 17 - Balances and Transactions with Related Parties

A.Balances with related parties:

	December 31, 2020	December 31, 2019
	U.S. Dollars (in thousands)
Due from related parties	3	75

B.Transactions with related parties:

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars (in thousands)
Purchases from related parties	-	-	-
Reimbursement of expenses	-	100	-
Interest income (expense) from Priortech	-	-	10

Unpaid balances between the Company and Priortech or its other subsidiaries in Israel bear interest of 5.5%.

Camtek Ltd. and its subsidiaries
Notes to the Financial Statements as at December 31, 2020
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

As of December 31, 2020 and 2019, the Company did not have any assets or liabilities measured at fair value on a recurring basis.

Item 19.Exhibits.

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

4.4

Share Purchase Agreement by and between Chroma ATE Inc. and the Registrant dated February 11, 2019 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 30, 2020).

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

101

The following financial information from Camtek Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018; (ii) Consolidated Balance Sheets at December 31, 2020 and 2019; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*

__________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

	By:	/s/ Rafi Amit
Name: Rafi Amit
Title: Chief Executive Officer

Date: March 17, 2021