Form 20-F
period 2021-12-31
CAMTEK LTD
filed 2022-03-15
CIK 1109138

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Moshe Eisenberg, Telephone: (972) (4) 6048100, Facsimile: (972) (4) 6048300, E-mail: moshee@camtek.com
Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, 23150, Israel

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

43,847,393 (as of March 8, 2022) ordinary shares, par value NIS 0.01 per share.

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

☒ Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company

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

A.          [Reserved.]

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

Risks Related to Our Business and Our Industry

The waves of the global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for a further extended period of time, and may also adversely affect our operating results in a material manner.

The COVID-19 worldwide pandemic, which began in December 2019, has created macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designed to limit the continued spread of COVID-19, including closing workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. As our global operations require physical presence in many stages of our business activities, including travel for installation and services, shipment of materials and products, as well as teamwork, we are particularly vulnerable to the consequences of and the restrictions caused by COVID-19. While our results of operations have not been adversely affected so far in a material manner, given the continued uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. If COVID-19 continues to negatively impact the global economy in a significant manner for a further extended period of time, this may adversely affect our future operations and results in a material manner.

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

•          An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material adverse effect on our business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain;

•          Disruptions to production and installation operations. Although we have so far managed, in general, to manufacture, install and maintain our products, we may suffer as a result of additional, more extensive or continuous restrictions on our operations and those of our suppliers and contractors, including on our or their ability to manufacture, distribute, install or maintain our products or provide services relating thereto;

•          Disruptions to our supply chain and outsourced production-activities that could extend lead times and significantly increase the price of one or more component or materials, as well as our supply chain and shipment costs. COVID-19 presents various challenges to our supply chain and manufacturing activities, which we outsource;

•           COVID-19 has also adversely affected, and may continue to adversely affect and increase our costs in doing business, including a significant increase in components, materials and shipment costs;

•           Disruptions to our marketing and sales activities or to our after-sale activities. Disruptions or restrictions may also be imposed on our marketing and sales operations, including on our ability to submit bids and purchase orders, participate in RFPs, perform site-visits and surveys, or other after sale support, maintenance and repair services;

•          Disruptions or restrictions on our operations and those of our contractors and customers, including on our ability to travel or to install or provide services to our products, as well as temporary closures of our facility or the facilities of our suppliers, manufacturers or customers, and prohibitions on the export, import or release from customs of products and components;

•          Lower work efficiency, productivity and service quality; while most of our employees in Israel and globally are vaccinated against COVID-19, such vaccination may become ineffective after a certain period of time or against any mutation thereof, COVID-19 could continue to harm the health of one or more of our employees. Employees may lose their ability to manage and run our operations, share their knowhow and further pursue the development of our products and business;

•           Disruption, reduction or interruption in supply, disruption to our suppliers, manufacturers or customers and their other vendors, lack or delay in the supply of raw materials and goods, or in the performance of work or services by our contractors and subcontractors;

•           Disruption to R&D efforts. A slowdown and delays in our research and development (“R&D”) projects, due to the effect of COVID-19 restrictions and constraints, might delay introductions of new products while exposing us to significant loss;

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

•          We are closely monitoring the developments and continually assessing the potential impact of COVID-19 on our business and the mitigation measures to minimize that impact. However, there is a global uncertainty with respect to the expected timing for the defeat of COVID-19. It is not clear for how long protective measures will continue to be imposed, how quickly the vaccination will be effective in stopping the continued spread of the virus and any mutation thereof globally, if at all, and whether there will be enough of the population vaccinated for such solution to become effective. As the scale and duration of these effects remain uncertain, further realization of any of the above-mentioned or other risks could have macro and micro negative effects on the global economy and financial markets in general, and on our business in particular, and cause a material risk to our operations, financial condition and share price. Furthermore, to the extent that the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other factors described in this section.

Risk Factors Related to Our Business and Our Markets

A substantial majority of our sales have been to manufacturers in the Asia Pacific region, with China being our largest territory. The concentration of our sales and other resources within a particular geographical region, subjects us to additional material risks.

In 2021, our sales in the Asia Pacific region (mainly China, Taiwan and South Korea) accounted for approximately 83% of our total revenues with sales to China being the majority within this region. A number of Asian countries have experienced or could experience political and economic instability. For instance, Taiwan and China encountered a number of continuous disputes, as have North and South Korea, and Japan has experienced significant economic instability for a number of years. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. Changes in local legislation, changes in governmental policies, controls and regulations, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which is our largest territory, where the nature of the economy, local legislation, governmental policies and regulatory environment are rapidly evolving and where foreign companies may face the negative effects of changed governmental policies, regulatory, business and cultural obstacles. Additionally, recent policies adopted by China with respect to trade, may present obstacles, such as regulatory restraints or significant increases in tariffs on goods imported into these markets.

Changes in global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations, as we are dependent on international sales, which expose us to global political and economic risks that could impede our plans for expansion and growth.
The international environment in which we operate is affected from inter-country trade agreements and tariffs. Specifically, recent revisions made in the U.S. administrative policy with respect to China, as well as future actions of the U.S. administration and that of foreign governments with respect to tariffs or international trade agreements and policies are creating a global trade environment which remains currently unclear. The escalation of a trade war, tariffs, retaliatory tariffs or other trade restrictions on products and materials exported by us to China may significantly impede our ability to sell our products and provide services to our customers in China or other affected territories. Such developments may result in a decrease in demand for our products and technologies as well as delays in payments from our customers. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

Our principal customers are located in the Asia Pacific region and the United States, and we manufacture our products in Israel. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth including:

• Instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets;

• Rising inflation and elevated U.S. budget deficits and overall debt levels, including as a result of federal pandemic relief and stimulus legislation and/or economic or market and supply chain conditions, can put upward pressure on interest rates and could be among the factors that could lead to higher interest rates in the future.

• Higher interest rates could adversely affect our overall business or reduce our liquidity.

• Intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars and acts of terrorism or war, including current war between Russia and Ukraine; and

• Interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, and financial instabilities. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

All of these risks could result in increased costs or decreased revenues, either of which could have a materially adverse effect on our profitability.

The global supply of electronic components, including integrated circuits, has experienced, and is likely to continue to experience, a sharp increase in demand, while production capacity remains limited. This has had, and may continue to have, an adverse effect on the lead-time for our components and increase in their prices.

The global demand for electronic components has experienced a sharp increase, with a growing number of industries dramatically increasing their demand and consumption. This, together with the effect of COVID-19 and trade restrictions, which have, for example, discouraged U.S. companies from using fabs in China, have led to a longer lead-time to receive electronic components, which in turn has led many companies to stock up and increase their inventory levels, which has added to the pressure on the supply chain and caused an increase in the prices of the electronic components. As a result of this situation, we may be unable to obtain essential components in a timely manner and at a reasonable cost that is necessary for us to remain competitive. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. Industry-wide demand increases for such components could increase its market price as well as the market price of replacement parts and consumable materials needed to manufacture our products. If we are unable to obtain components in a timely manner to fulfill our customers’ demand on technology and production capacity, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects.

In the current highly competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. While we believe that we have sufficient inventory to fill our customers’ orders, our predictions may not correspond to our actual future needs and our suppliers and subcontractors cannot always supply such components and subsystems within a shorter than anticipated time frame; this concern is heightened due to the supply chain obstacles detailed above. Our inability to anticipate rapid market changes or the implications of the global components shortage may cause an increase of inventory which could result in material inventory write-offs, which we have incurred in the past, or may alternately limit our ability to satisfy customer orders, which could result in the loss of sales and could cause customers to seek products from our competitors. To date, we have successfully managed our supply chain, but if these factors continue or become more severe, they may have an adverse effect on our supply chain and on our ability to fulfill customer orders in a timely manner, which could in turn have an adverse effect on our position in the market and on our business and operations.

Our business could be materially disrupted by negative effects on the semiconductor industry.

The semiconductor industry, including semiconductor equipment industry, relies on a global supply chain and is considered strategically important by major trading countries. Political, economic and financial crises have in the past negatively affected the semiconductor industry and its end markets and could do so again in the future. Our business may also be materially affected by the impact of geopolitical tensions and related actions. Trade barriers have had a particular adverse impact on the semiconductor industry and related markets. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and semiconductor industry and could cause turmoil in global markets, which in turn often results in declines in our customers’ electronic products sales and could decrease demand for our products and services. Also, any increase in the use of economic sanctions or export control restrictions to target certain countries and companies could impact our ability to continue supplying products and services to our customers globally and to our customers’ demand for our products and services, and could disrupt semiconductor supply chains.

Any future systemic political, economic or financial crisis or market volatility, including interest rate fluctuations, inflation or deflation and changes in economic, trade, fiscal and monetary policies in major economies, could cause revenue or profits for us or the semiconductor industry as a whole to decline dramatically. If the economic conditions in the markets in which our customers operate or the financial condition of our customers were to deteriorate, the demand for our products and services may decrease and impairments, write-downs and other accounting charges may be required, which could reduce our operating income and net income.

Global and local price-pressures may increase our costs of operations

We have encountered during the last year, and there is a global concern that such trend will continue, an increase in the costs of raw materials, components, electric power and water, shipping and in turn the cost of the R&D, production and sales work-force. If the price pressure intensifies, this could materially and adversely affect our results of operations, financial condition and business.

Our customers’ manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions, and cost increases, that can significantly increase their costs and delay products’ purchase by our customers.

Our customers’ manufacturing processes are highly complex, require advanced and costly equipment, and are continuously being modified to improve manufacturing yields and product performance. Disruptions in manufacturing operations could be caused by numerous issues including impurities in raw materials (such as chemicals, gases and wafers), facilities issues (such as electrical power and water outages), equipment failures (such as performance issues or defects) or IT issues (such as down computer systems and viruses). For example, during 2021 Chinese provinces have implemented power rationing and diverted electricity to critical sectors due to coal shortages and in order to meet energy intensity targets. Any of these issues, and others, could lower production yields or interrupt manufacturing, which could result in the cancellation or delay of purchase of our products, as well as cause our customers to experience reduced revenues, increased costs or reduced quality delivered to their customers.

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
•
instability in the global markets and in the geopolitical environment in many parts of the world, including the current war between Russia and Ukraine, as well as other disruptions may continue to put pressure on global economic conditions;

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

We have in the past expanded our activity to adjacent markets through M&A, and we may further decide to expand our activity through M&A activities. Such M&A activity could lead to post-merger integration difficulties and increased expenses; diversion of management’s attention from our core business and operations; failure to estimate the acquired businesses’ future performance and failure to execute on such expectations; inaccurate evaluation of the fair value of certain assets acquired, liabilities assumed and contingent liabilities; the loss of key employees of the acquired operations. We may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed and, to the extent applicable, in combining our operations if such a transaction is completed.

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

We may not sustain profitable operations or continue to have positive operating cash flows in the future.

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

In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2021, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  During the period from January 1, 2021 through March 9, 2022, the closing price of our ordinary shares ranged from $21.50 to $48.15 per share. The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time or to plan purchases and sales in advance. A variety of factors may affect the market price and the trading volume of our ordinary shares, including:

•	global economic conditions, which generally influence stock market prices and volume fluctuations, including as a result of the effects of COVID-19 and the current war between Russia and Ukraine;
•	investors’ views of the attractiveness of our new products;
•	changes in expectations as to our future financial performance and/or announcements of actual results that vary significantly from such expectations;
•	the announcement by us or our competitors of corporate transactions, merger and acquisition activities or other similar events impacting our financial performance;
•	changes in financial estimates by securities analysts;
•	our earnings releases and the earnings releases of our competitors;
•	market conditions relating to our customers’ industries;
•	announcements of technological innovations or new products by us or our competitors;
•	other announcements, whether by us or others, referring to our financial condition, results of operations and changes in strategy;
•	large block transactions in our ordinary shares;
•	additions or departures of our key personnel;
•	future offerings or sales of our ordinary shares; and
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

Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”), beneficially hold in the aggregate 38.94% of our issued and outstanding ordinary shares. As a result of the voting agreement between Priortech and Chroma, according to which they vote together in Camtek’s shareholders meetings and therefore deemed to be joint controlling shareholders of Camtek, they have the ability to influence the outcome of certain matters submitted to a vote of Camtek’s shareholders, including the election of members of its board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. Mr. Rafi Amit, our Chief Executive Officer and Chairman of the Board, and Mr. Yotam Stern, a member of our Board, hold, as of March 10, 2022, an aggregate of approximately 20.33% of the voting power at Priortech’s general meeting of shareholders, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg (deceased) and Hanoch Feldstien (including the estates of the foregoing deceased founders, the “Founding Members”), governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves (the “Priortech Voting Agreement”), and as such may be deemed to control Priortech. Messrs. Amit and Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflicts of interest. Mr. Amit, who serves as our Chief Executive Officer on a 90% position, acts as Priortech’s Chairman of the board of directors and provides consulting and management services to Priortech on a 10% basis. Mr. Stern holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech.

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

There is a risk that we may be classified as a passive foreign investment company (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (generally determined on a quarterly basis) for the taxable year consist of assets that produce or are held for the production of passive income. Based on an analysis of our current income, assets, activities and market capitalization and expectations about our future, income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not expect to be a PFIC for the current year or in the foreseeable future. However, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. This is a factual determination that must be made annually after the close of each taxable year. The value of our assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. If we were a PFIC at any time when a U.S. holder acquired or held our ordinary shares, such U.S. holder generally will be subject to the PFIC rules with respect to such ordinary shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company”.

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

Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years. Also, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas (a militia group and political party controlling the Gaza Strip) and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), while maintaining a military presence in Syria, and with regard to Iran’s nuclear program. The recent maritime attacks over Israeli civil targets contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which operates adjacent to Israel’s northern border.

Lastly, Israel has been engaged, from time to time, in armed conflicts with Hamas. These conflicts involve missile strikes against civilian targets in the southern parts of Israel and have also involved such missile strikes against central parts of Israel, most recently in May 2021. All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations. Furthermore, the continued conflict with the Palestinians is already disrupting some of Israel’s trading activities. Certain countries, primarily in the Middle East, but also in Malaysia and Indonesia, as well as certain companies and organizations around the world, continue to participate in a boycott of Israeli brands, and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example by way of sales opportunities that we could not pursue or from which we will be precluded in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the share price of our ordinary shares.

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

We have previously participated in certain Israeli government programs and enjoyed certain tax benefits, particularly tax exemptions, resulting from our “Approved Enterprise” status, provided to us due to our manufacturing facilities in Israel. In order to continue to be eligible for these programs, or similar programs, and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund any tax benefits already received. Further, these programs and tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. For information regarding the above-mentioned tax benefits, see Item 10.E below – “Taxation – Israeli Taxation - Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

Further, as a result of our acquisition of the assets and certain liabilities of Printar Ltd. (“Printar”) in 2009, we became involved in the field of the Functional InkJet Technology (“FIT”), which we gradually reduced over a few years, until eventually reaching the decision to fully cease such activity in 2018. In 2009 we also completed the acquisition of the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. (“Sela”) which was engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the front-end semiconductor industry. In 2015, the Company concluded a definitive agreement for the transfer of the Sela division activity (assets and liabilities) to a company fully owned by Sela’s long time business manager, thereby effectively terminating any and all involvement of the Company in the Sela business.

In July 2000, we sold 5,835,000 ordinary shares in an initial public offering, in which we received net proceeds of approximately $35 million. In August 2002, we sold 5,926,730 ordinary shares in a rights offering of ordinary shares to our then existing shareholders (of which 5,922,228 shares were sold to Priortech), in which we received net proceeds of $6.1 million. On August 23, 2005, we raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (FIMI), which amount was repaid in full by August 2010. On April 30, 2006, we completed a private placement in which we issued 2,525,252 ordinary shares to Israeli institutional investors at a price of $5.94 per share, raising $14.5 million. In May 2015, we completed a public offering of our shares on Nasdaq in which we issued 4,655,982 shares at a price of $2.85 per share, raising net proceeds of $11.9 million. In November 2020, we issued 4,025,000 ordinary shares in a public offering, which included the full exercise of the underwriters’ option to purchase 525,000 ordinary shares, at a price of $17.00 per share, raising $64.3 million net of underwriting discounts and commissions and other offering expenses. In November 2021, we closed an offering of $200 million aggregate principal amount of 0% Convertible Senior Notes due 2026 (“Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, which included the full exercise of underwriters’ option to purchase an additional $25 million of Convertible Notes, raising $194.5 million net of underwriting discounts and commissions and other offering expenses.

In February 2019, the Company signed a series of definitive agreements, referred to as the “Chroma Transaction”, in the framework of which Chroma acquired a total of 6,117,440 ordinary shares from Priortech at a price of $9.50 per share, and an additional 1,700,000 new shares were issued to Chroma by the Company, at the same price of $9.50 per share; as of March 8, 2022, Chroma holds 17.83% of our ordinary shares, while Priortech holds 21.11% of our ordinary shares. The Chroma Transaction was closed in June, 19, 2019 (the “Chroma Closing Date”), following the occurrence of closing conditions defined therein, including the approval of the Chroma Transaction by the Company’s shareholders in the 2019 AGM (as defined below) as well as the grant of approvals by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC).

In addition, the Company entered into a Technological Cooperation Agreement with Chroma under which the Company granted Chroma a license for an application under Company’s triangulation technology platform. In addition, Priortech and Chroma entered into a voting agreement according to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Chroma Voting Agreement”). Under the Chroma Voting Agreement, Chroma is entitled to nominate individuals for two seats on the Company’s eight-member Board and Priortech is entitled to nominate three members. The remaining seats are held by two external directors. The Company also entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma, according to which Chroma is entitled to the same rights Priortech has with respect to registration of our shares (see Item 7.B. – “Related Party Transactions”).

For a discussion of material cash requirements, including capital expenditures, see Item 5.B - “Liquidity and Capital Resources” below.

The SEC maintains an Internet web site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. Our website is located at www.camtek.com. The information on our website is not incorporated by reference into this Annual Report.

B.          Business Overview.

Our Business

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Packaging, Memory, CMOS Image Sensors, Power, RF and MEMS, serving the industry’s leading global IDMs, OSATs, and foundries.

Semiconductors wafers are scanned under the advanced optic heads (2D Inspection and metrology and 3D metrology) in our systems, advanced software and algorithms are implemented on the scanned wafers data, as a result our systems automatically sort good dies and defected dies, the defected dies will be sort out of the production lots and will not be inserted into a package or a product. Hence, the total end product yield is enhanced by ensuring that only known good dies will be shipped to end-users. The systems are easy to operate and offer high accuracy and productivity in high volume manufacturing environments. These systems incorporate proprietary advanced image processing software and algorithms, as well as advanced electro‑optics and precision mechanics and are designed for easy operation and maintenance. Our global, direct customer support organization provides responsive, local pre- and post- sales support for our customers through our wholly owned subsidiaries located in 8 offices around the world.

Inspection and Metrology are implemented at various stages along the semiconductor manufacturing process. Camtek’s systems serve various manufacturing stages starting from the front-end macro inspection and Outgoing Quality Control (OQC), through Inspection and Metrology of bumps in the mid-end and the inspection of post-diced wafers in the back end (Assembly).

Our Markets

The semiconductor manufacturing industry produces integrated circuits mainly on silicon wafers but also on other materials. Each wafer contains numerous integrated dice containing microelectronic devices. The growth of the semiconductor manufacturing industry in the past few years has been driven largely by demand from electronics such as smartphones and the proliferation of applications including the Internet of Things and cloud computing. Continued growth is expected with the enhancements of existing products, the introduction of the 5G networks and the inclusion of emerging technologies such as Artificial Intelligence (AI), as well as rapid growth in automotive and industrial electronics. The effect of such market growth trends on the demand of Inspection and Metrology systems is driven by two main factors: (i) growing electronic devices manufacturing volume requires more equipment (ii) applications such as automotive and mobile phones require a higher level of reliability and hence more Inspection and Metrology.

In the fast-growing advanced packaging market segment, which includes wide variety of devices and technologies, a new inspection and measurements steps become crucial to ensure a known good package. The bumps are becoming the main interface instead of the conventional wire bonding. There is a wide variety of bump types and sizes which are used for different packaging requirements. Camtek’s systems are equipped with state-of-the-art metrology and inspection capabilities designed to address many of those inspection and metrology steps, including bump height, die stack planarity, RDL dimensions and surface defects. These are examples of typical process steps where inspection and metrology are critical to ensure high quality products.

Wafers with tens of millions of bumps in very dense architecture are becoming more common and require 100% inspection and metrology due to the packaging reliability requirements. The high cost of packages which in many cases combine multiple dice requires Known Good Dice in order to ensure that each die in the package is fully functional. Camtek’s systems are designed to deliver 100% Inspection and Metrology in high volume manufacturing environment, without compromising on throughput and performance. We expect that the two fastest growing segments in advanced packaging will be the Heterogeneous Integration (HI), which is becoming the standard for high performance computing, and Fan Out Wafer Level Packaging (FOWLP). Camtek’s flexible inspection and metrology systems utilize a wide variety of technologies to address the complex requirements of these growing segments.

The shift of memory devices to advanced packaging is growing to support high-end systems. A good example is High Bandwidth Memory (HBM) of DRAM dice stacked on top of each other enabling higher bandwidth at less power consumption. Camtek provides 100% inspection and metrology of all the components in the stack ensuring known-good-package.

Another fast-growing segment is the CMOS image sensors (“CIS”) used for cameras. With the growing number of cameras in each mobile phone and the increase in the number of pixels per each sensor and reduction in the size of each pixel, a high-resolution inspection is mandatory. Camtek has developed unique capabilities to address these requirements and its systems are being used by the largest CIS manufacturers.

The transition toward 5G, the fifth generation of cellular networks, also creates opportunities for Camtek. 5G smartphones and provides improved efficiency and wide bandwidth, by using an increased number of RF filters (up to three times the former amount) with much smaller geometries. These challenges require more accurate and, in many cases, 100% inspection and metrology. Camtek offers dedicated inspection solutions to support the growing RF manufacturing market, enabling high-volume manufacturing at high throughput

Compound semiconductors are undergoing a major expansion addressing many new applications and using various materials such SiC, GaN, GaAs and others, to improve the performance of new devices such as Power and Face Recognition applications

The compound semiconductors manufacturing process is unique and requires dedicated solutions for Inspection and Metrology. Camtek’s offering includes the inspection of Epitaxial layers, inner cracks within the Epitaxial layer, surface topography, Bow measurement, data analysis and more.

During the last couple of years, Camtek has penetrated the macro inspection in the Front End of the manufacturing process addressing the challenges of defect-free and high-yield wafer manufacturing. The variety of defects calls for detection optimization, fast screening and categorization of the high-volume manufacturing environment, while maintaining high throughput. Camtek’s Eagle platform can handle these challenges and detect all defects of interest at high volume manufacturing rate.

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

We offer a broad range of systems for automated optical Inspection and Metrology of semiconductor wafers. We invest significant resources in R&D to provide our customers with advantageous performance, low cost of ownership, high reliability and ease of operation. We believe that a significant part of our competitive advantage derives from our R&D innovative capabilities which enable us to adapt our technologies to evolving market needs and customers’ requirements.

Over the years, our Inspection and Metrology products for the semiconductor industry included the Falcon, Condor, Gannet and Eagle products lines. As of today, we produce and sell only the Eagle platform and have phased out all other models.

Product	Function
Eagle-i
The Eagle-i system family is designed for high volume 2D inspection, delivering superior 2D inspection and 2D metrology capabilities. The system utilizes the most advanced algorithms enabling detection of down to sub-micron defects and measuring two micron line and space redistribution layer (“RDL”). The Eagle-i system family includes the EagleT-I and EagleT-I Plus models, which were designed for better accuracy and optical resolutions and higher throughput.

Eagle-AP
The Eagle-AP system family addresses the fast-growing advanced packaging market using state of the art technologies, both software and hardware, that deliver superior 2D and 3D inspection and metrology capabilities on the same platform. The Eagle-AP metrology capabilities support the wide spectrum of bump sizes and all bump types, including copper pillars, micro-bumps, solder and gold bumps, meeting the advanced packaging market requirements, including measurement of bumps down to 2µm (microns) and providing high throughput. The Eagle-AP system family includes the EagleT-AP and EagleT-AP Plus models, equipped with higher throughput and improved metrology capabilities.

Golden Eagle
Designed mainly for Fanout Panel-Level-Package (FO-PLP) applications, Camtek’s Golden Eagle is used for the inspection and metrology of standard panel sizes, up to 650mm x 650mm. The Golden Eagle addresses the challenges of Fanout Wafer Level Packaging (FOWLP), while providing a robust system that addresses high-volume manufacturing requirements.

In addition, we intend to offer certain software solutions we develop, such as the Automatic Defect Classification (ADC), which provides automatic defect classification of color images, utilizing deep learning techniques, and will enable our customers to reduce and even eliminate manual verification.

Customers

We target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

Our customers are semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDMs) and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2019, one customer accounted for 11% of our total revenues. However, in 2020 and 2021, no individual customer accounted for more than 10% of our total revenues.  As of December 31, 2021, our installed base was over 1,500 systems.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (In thousands)

Asia Pacific	224,931	137,555	115,925
United States	28,641	9,847	10,388
Europe	16,087	8,457	7,706

Total	269,659	155,859	134,019

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

            As of December 31, 2021, 160 of our employees were engaged in our worldwide marketing and support efforts, including support and marketing administration staff. Due to the concentration of customers in the Asia Pacific region, we have significantly expanded our marketing and support teams in this region.

Our marketing efforts include participation in various trade shows and conventions, publications and trade press, product demonstrations performed at our facilities and regular contact with customers by marketing personnel. We generally provide a 12‑month warranty to our customers. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period. Under our service and maintenance contracts, we provide prompt local, on-site customer support. Our experienced local teams have been able to install and support our customers throughout the pandemic with virtual support, as needed, from our experts in the headquarters

We take various measures to secure customers’ payment on a case by case basis by means of letters of credit. Also, we receive advanced payments before shipment from most customers.

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

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We have increased our inventories and production capacity to meet our needs taking in account the global shortage. During times of rapid increase in demand in the semiconductor fabrication industry, the delivery time of suppliers in this industry is extended. However, to date, we have been able to obtain sufficient units of these components to meet our needs in a timely fashion.

Our manufacturing facility is located in Migdal Ha’Emek, Israel.

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

As of December 31, 2021, the total amount of grants received by us from the IIA and not yet repaid (including interest accrued by Camtek) was $7.9 million. This amount also includes grants received by Printar, which we assumed in the framework of the acquisition of Printar’s assets and certain liabilities, and which we have written off as we believe that no such payments will be made to the IIA (for more information please see the discussion relating to the cessation of the FIT activity in Item 4.B above - “Business Overview – Our Business”). As of the date of this Annual Report, no Financed Know-How is utilized in our current or currently anticipated activities.

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

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2021	2020	2019
	(U.S. Dollars in thousands)
Machinery and equipment*	3,390	2,939	1,998
Right of use (ROU) assets **	2,546	831	904
Computer equipment and software	990	631	305
Building and leasehold improvements	1,777	273	154
Vehicles	216	176	-
Office furniture and equipment	76	168	97
Total	$8,995	$5,018	$3,458

* including transfer of inventory to fixed assets in the aggregate of $2,204, $1,772, and $1,405 in 2021, 2020 and 2019, respectively.
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

C.          Organizational Structure

Through its affiliated companies, one of our principal shareholders, Priortech, engages in various aspects of the electronic production, including, advance packaging designs for the semiconductor industry and advanced organic coreless substrate technology. Priortech currently holds 21.11% of our outstanding ordinary shares, and is a party to the Chroma Voting Agreement. Under the Chroma Voting Agreement, Priortech is entitled to nominate three Board members. We have no revenues from sales to affiliates and subsidiaries of Priortech.

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

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 110,000 square feet of which 16,000 square feet are devoted to the manufacturing of our products, and approximately 10,500 square feet are leased to a third-party lessee.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 33,900 square feet.

Item 4A.          Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  The following discussion does not address certain items in respect of our fiscal year ended December 31, 2019 in reliance on amendments to disclosure requirements adopted by the SEC. A discussion of our fiscal year ended December 31, 2019 may be found in “Item 5 – “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our Inspection and Metrology core technology; see in Item 4.B “Business Overview - Our Business” above.

We sell our systems internationally. The majority of sales of our systems in 2021 were to manufacturers in the Asia Pacific region, including South Korea, China, Taiwan and South East Asia, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In the year ended December 31, 2021, our sales in the Asia Pacific region (mostly China, Taiwan and South Korea) accounted for approximately 83% of our total revenues.

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

Critical Accounting Policies and Estimates

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, intangible assets, contingent liabilities, long-lived assets, income taxes, share-based payments and leases. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are regularly reviewed by management on an ongoing basis at the end of each quarter prior to the public release of our financial results.

Critical accounting policies are those that, in management’s view, are most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies and estimates relate to:

Revenue Recognition.

The Company’s contracts with its customers include performance obligations to provide its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty) as well as installation, both of which are considered separate performance obligations.

The Company recognizes revenue from contracts for sales of products when the Company transfers control of the product to the customer. From October 2020, this generally occurs upon shipment whereas previously it was generally upon installation at the customer’s premises. This policy change was made following changes to pre-shipment calibration and testing processes which have enabled the simplification and streamlining of the installation at the customer site. The change did not have a material effect on revenues. Revenues from the contract are recognized in an amount that reflects the consideration the Company expects to be entitled to receive once the product is operating in accordance with its specifications and signed documentation of the arrangement, such as a signed contract or purchase order, has been received. Payment terms with customers may vary, but are generally based on milestones within the delivery process such as shipping and installation. Payment terms do not include significant financing components.

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

In the years 2021 and 2020 we wrote-off inventory in the amount of approximately $0.4 million and $0.1 million, respectively which were related to damaged, obsolete, excess and slow-moving inventory. These amounts are included in the item line called “Cost of revenues” in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. Inventory that is not expected to be converted or consumed in 2022 is classified as non-current. As of December 31, 2021, a $5.2 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2021. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Leases. Results and disclosure requirements are presented under Topic 842, Leases.

Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is a hypothetical rate based on its understanding of what our credit rating would be 2.43% in 2021. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. When determining the probability of exercising such options, we consider contract-based, asset-based, entity-based, and market-based factors. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

New standards not yet adopted

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance became effective in the first quarter of 2021 on a prospective basis. The adoption of this guidance has not had a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 reduces the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. Adoption is either a modified retrospective method or a fully retrospective method of transition.  ASU 2020-06 will be effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Effective January 1, 2021, the Company early adopted ASU 2020-06 using the modified retrospective approach.

Comparison of Period-to-Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31,
	2021	2020	2019
Total Revenues	100.00%	100.00%	100.00%
Total Cost of revenues	49.07%	53.01%	51.66%
Gross profit	50.93%	46.99%	48.34%
Operating expenses:
Research and development costs	8.70%	12.56%	12.19%
Selling, general and administrative expenses	15.94%	19.91%	19.76%
Total operating expenses	24.64%	32.47%	31.94%
Operating income	26.29%	14.52%	16.39%
Financial income , net	0.38%	0.50%	0.60%
Income tax expenses	(4.32)%	(1.04)%	(1.46)%
Net income from continuing operations	22.35%	13.97%	15.54%
Net income from discontinued operations	-	-	0.87%
Net income	22.35%	13.97%	16.41%

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

Revenues. Revenues increased by 73% to $269.7 million in 2021 from $155.9 million in 2020, due primarily to an increase in the number of product units sold.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $137.3 million in 2021 from $73.2 million in 2020, an increase of $64.1 million, or 88%. Our gross margin increased to 50.9% in 2021, compared to a gross margin of 47.0% in 2020, mainly as a function of increased revenues.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2021 increased to $23.5 million from $19.6 million in 2020 due to increased research and development activity, due to higher investment in new products and technologies, as well as an increase in headcount.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 38% to $43.0 million in 2021 from $31.0 million in 2020, mainly due to increased commissions, salary expenses and marketing expenses resulting from the increased sales, offset by decreased shipping expenses.

Financial Income, Net. We had net financial income of $1.0 million in 2021 compared to $0.8 in 2020. Foreign currency income, net, resulting from transactions not denominated in U.S. Dollars, amounted to $0.05 million in 2021 compared to expenses of $0.35 in 2020.

Provision for Income Taxes. Income tax expense was $11.7 million in 2021, an increase of $10.1 million from the $1.6 million expense in 2020. This is partially due to the Company’s increased income and partially due to a settlement with the Israeli Tax Authorities which resulted in a one-time tax expense of $5.3 million in respect of its historical exempt earnings.

Net Income from continuing operations. We realized net income of $60.3 million in 2021 compared to net income of $21.8 million in 2020, due to increased revenues.

B.            Liquidity and Capital Resources

At December 31, 2021, our cash and cash equivalent and short-term deposit balances totaled approximately $397.9 million. At December 31, 2020, our cash and cash equivalent balances totaled approximately $177.8 million. The year-to-year increase in cash and cash equivalents and short-term deposits mainly results from the successful issuance of the Convertible Notes, in addition to increased revenues. Our cash is invested in bank deposits spread among several banks, primarily in Israel.

From our inception through December 31, 2021 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $11.9 million in a public offering of our shares in May 2015, $16.2 million pursuant to the share issuance under the Chroma Transaction in June 2019, and $64.3 million in a public offering of our shares in November 2020. Further, in November 2021, we closed an offering of $200 million aggregate principal amount of Convertible Notes due 2026 (see Item 4.A. – “History and Development of the Company”).

Our working capital was approximately $430.5 million in 2021 and $204.5 million in 2020. The increase is mainly attributed to increased cash and cash equivalents, and short-term deposits, increased inventories and accounts receivable, offset by increased trade accounts payable.

Our capital expenditures during 2021 were approximately $4.2 million, mainly to increase our production capacity and to support our R&D, operations and IT activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2021 and 2020 totaled $61.0 million and $25.8 million, respectively.

During 2021, cash provided by operating activities was primarily attributed to net income and the increases in other current liabilities, offset by increases in inventory and trade accounts receivable.

During 2020, cash provided by operating activities was primarily attributed to net income and the increase in trade account payable and other current liabilities, offset by increases in inventory and trade accounts receivable.

Cash flow from investing activities

Cash flow used in investing activities in 2021 was $120.2 million, due to investment in short-term and long-term deposits and fixed and intangible assets. Cash flow used in investing activities in 2020 was $23.1 million, due to investment in short-term deposits and fixed and intangible assets.

Our capital expenditures in 2021 and 2020 were used primarily for operating activities. In 2022, we expect our capital expenditures to increase to over $7 million as we invest in our facilities.

Cash flow from financing activities

Cash flow provided by financing activities in 2021 was $194.8 million, mainly due to the issuance of the Convertible Notes.

Cash flow provided by financing activities in 2020 was $64.9 million, mainly due to the public offering of our shares.

Our principal liquidity requirement is expected to be for working capital and capital expenditures, as well as acquisitions. We anticipate funding these cash requirements and capital expenditures through a combination of cash flow from operations and existing balances of cash and cash equivalents and short-term deposits.We anticipate that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements for at least the next 12 months. If available liquidity is not sufficient to meet our operating obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements (see also Item 3.D “Risk Factors - We have historically incurred significant losses and negative cash flows and may not sustain profitable operations or continue to have positive operating cash flows in the future” above).

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

During the years 1998-2006 the company was subject to tax in accordance with the Approved and Beneficiary Enterprise under the Law for the Encouragement of Capital Investments. As such, the Company has income that was exempt from tax. Distribution of dividend from the exempt income requires the Company to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.   In February 2022, the Company, in a settlement with the Israeli Tax Authorities, elected to take advantage of the temporary rule of 2022 in Israel and pay a reduced tax rate on its historical exempt earnings to allow the Company to distribute dividends from these earnings in the future with no additional corporate tax liability. The Company’s Statement of Income for the year ended December 31, 2021 included a one-time tax expense of $5,315, as a result of this settlement.

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

As of December 31, 2021, we had 104 employees engaged in R&D, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $23.5 million and $19.6 million for the years ended December 31, 2021 and 2020, respectively, representing 8.7% and 12.6% of the total revenues for the years then ended.

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

D.           Trend Information

Currently, the outlook for 2022 and beyond is positive as projected by VLSI Research and SEMI Organization. However, the global outbreak of the COVID-19may impose unpredictable implications on the global economy which may affect the semiconductor industry. See "Item 3D. Risk Factors" above. The semiconductor industry has been influenced by weakness or uncertainties in global economic conditions. The OECD had forecasted the world GDP to grow by 4.5% in 2022 which is a positive indication for our industry. According to several research reports, key drivers for future demand in the semiconductor industry include mobile devices, data centers infrastructure, Artificial Intelligence, augmented and virtual reality, smart sensors, Internet-of-Things and other electronic equipment.. See "Item 3D. Risk Factors" in this annual report on Form 20-F. For specific trend information regarding the markets in which we operate see Item 4.B - “Business Overview - Our Markets” above.

E. Critical Accounting Estimates – see Item 5.A “Operating Results – Critical Accounting Policies and Estimates”

Item 6.	Directors, Senior Management and Key Employees

A.           Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	73	Chief Executive Officer and Chairman of the Board of Directors*
Yotam Stern	69	Director
Leo Huang	68	Director
I-Shih Tseng	60	Director
Yael Andorn	51	Director**
Yosi Shacham-Diamand	68	Director**
Moty Ben-Arie	67	Director
Orit Stav	51	Director
Moshe Eisenberg	55	Chief Financial Officer
Ramy Langer	68	Chief Operating Officer
Orit Geva Dvash	50	Vice President - Human Resources

* Rafi Amit serves as our Chairman of the Board of Directors as of our 2019 annual general meeting of shareholders, dated June 3, 2019 (the “2019 AGM”). The approval of Mr. Amit’s appointment as Chairman, while continuing to assume CEO’s responsibilities, was last obtained in the 2019 AGM.

** Ms. Yael Andorn and Prof. Yosi Shacham-Diamand have served as our external directors (as such term is defined under the Companies Law) since October 2018.

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

Orit Stav has served on our Board of Directors since September 24, 2020. Ms. Stav is an experienced investment manager with 20 years of experience in the field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory firm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Altshuler Shaham Properties Ltd., Hadasit Bio Technologies Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Aran Research and Development Ltd, ORT Technologies Ltd, A. Luzon Real Estate & Finance Ltd and Ya’acobi Brothers Group (YSB) Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture
Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund. Ms. Stav Holds a MBA from the University of Hertfordshire, UK and a B.A. in Economics and Management from Tel Aviv University.

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

B.           Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2021 to all persons listed in Section A (Directors and Senior Management) above, was approximately $3,931,228. This sum includes $181,057 paid to provide pension, retirement or similar benefits, amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see Item 6.C - “Board Practices – External Directors – Qualification” below) during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”. All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position (1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)	Other (USD) (5)	Total (USD)
Rafi Amit – Chief Executive Officer	313,134	370,837	715,832	107,778	1,507,581
Ramy Langer - Chief Operating Officer	362,059	127,732	432,604	-	922,395
Moshe Eisenberg - Chief Financial Officer	303,479	114,247	391,566	-	809,292
Orit Geva-Dvash - Vice President, Human Resources	192,094	53,357	201,795	-	447,246
Yael Andorn – Director, Chairwoman of the Audit Committee	-	-	24,125	40,897	65,02
Total	1,170766	666,173	1,765,922	148,675	3,751,536

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

(4)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2021 for each Covered Office Holder, based on the options’ fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

(5)
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

Effective May 26, 2015, we entered into an amended employment agreement with Mr. Amit, Chief Executive Officer and our Chairman of the Board of Directors. Under his amended employment agreement, Mr. Amit spends 90% of his time in service as our CEO, and his compensation includes: (i) an annual base salary in the amount of $313,133 (the “CEO Base Salary”); (ii) an annual performance-based bonus; and (iii) and annual grant of equity. At the 2021 AGM, our shareholders approved a three-year Cash Bonus Plan for Mr. Amit, for the years 2021-2023. According to the bonus plan, Mr. Amit’s annual on target cash bonus for each of these years shall be equal to not more than the CEO Base Salary, conditioned upon his performance in each of these years measured against criteria pre-determined by our Compensation Committee and Board of Directors, with respect to the applicable year. According to the annual equity plan, Mr. Amit’s annual grant of equity for each of these three years shall not exceed 300% of the CEO Base Salary, and at least 40% of it shall be subject to performance-based vesting or otherwise comprised of options with a fair market value exercise price.

Further, Mr. Amit’s amended agreement contains confidentiality provisions for the term of Mr. Amit’s services and thereafter, and non-compete provisions for the term of Mr. Amit’s service and for a six-month period after the termination of his service. It provides that all intellectual property developed by Mr. Amit, or in which he took part, during or in connection with his services, is our sole property. The agreement may be terminated by the Company at any time, by written notice of termination delivered to Mr. Amit six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including in the case of a breach of fiduciary duty.

As Mr. Amit may be deemed, together with the Priortech Founding Members and Chroma, to control the Company (see Item 3.D - “Risk Factors- Our principal shareholders, Priortech and Chroma, hold a controlling interest in us and will be able to exercise their control in ways that may be adverse to your interests. Our relationship with Priortech and Chroma may give rise to a conflict of interests” above), in accordance with the Companies Law, his terms of employment must be approved by the Company’s shareholders at least once every three years, and, accordingly, were last re-approved at the 2021 AGM. Mr. Amit does not receive any compensation in consideration for his service as a member of our Board of Directors.

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

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of eight members. At our 2021 AGM, each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, Leo Huang,I-Shih Tseng, and Orit Stav were re-appointed for service as our directors. All directors were appointed following the recommendation by the Company’s Nomination Committee, and each of them is serving an approximately one-year term, which is due to expire at our 2022 annual general meeting of shareholders (the “2022 AGM”). In addition, following the recommendation of our Nomination Committee and Board of Directors, our shareholders approved, at our 2021 AGM, the re-appointment for a second term of services of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand as external directors in accordance with the Companies Law, for a term of three years each.

According to the Chroma Voting Agreement (see Item 4.A. – “History and Development of the Company”), Chroma is entitled to nominate individuals for two seats on the Company’s eight member Board and Priortech is entitled to nominate three members. The remaining seats are held by two external directors and an additional independent director.

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

Our External Directors. Ms. Yael Andorn and Prof. Yosi Shacham-Diamand were re-appointed as our external directors at the 2021 AGM, for a three-year-term which will expire on September 19, 2024. Our Board of Directors has determined that Ms. Andorn has the “accounting and financial expertise” and that Mr. Shacham-Diamand has the “professional qualifications” required by the Companies Law.

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

As consideration for their service as directors and their participation in each meeting of the Board or Board’s committees, we pay each of our external and independent directors (all Board members except for Messrs. Amit, Stern, Huang and Tseng) a fixed annual fee, a fixed participation fee and reimbursement of expenses in the following amounts: NIS 130,000 (approximately $39,397) as annual fee, NIS 3,500 (approximately $1,076) as in-person participation fee, NIS 2,100 (approximately $645) for conference call participation and NIS 1,750 (approximately $538) for each written resolutions. As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the amount of the Company’s capital, and the maximum amounts of such fees as set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations. The above-mentioned cash remuneration is in line with the Company’s Executives & Directors Compensation Policy (the “Compensation Policy”), according to which each of the Company’s non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees. Messrs. Amit, Stern, Huang and Tseng do not receive any payment with respect to their service as our directors.

At the 2021 AGM, our shareholders approved an annual equity award mechanism for our directors, pursuant to which, each of our directors who are not classified as controlling shareholders (including our external directors but excluding Mr. Tseng, who himself is not a controlling shareholder, but serves as our director pursuant to the Voting Agreement and therefore does not receive any compensation for such service), either currently serving or as shall be appointed from time to time (“Non-Controlling Directors”), will be entitled to a fixed annual equity award, comprised of an equal mix between options to purchase Shares at an exercise price equal to the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant, and RSUs bearing an annual value of 50,000 USD (the “Annual Equity Award”).

The following table sets forth the number of Ordinary Shares held by our directors, as of March 10, 2022, and the number of options exercisable and RSUs vested as of March 10, 2022, and within 60 days from such date:

Name of Director	Number of RSUs vested within 60 days as of March 10, 2022	Number of RSUs vested as of March 10, 2022 and within 60 days	Number of Ordinary Shares held as of March 10, 2022
Rafi Amit	0	0	0
Yotam Stern	0	0	12.000
Moty Ben- Arie	0	0	3,229
Yael Andorn	0	0	3,229
Yosi Shacham-Diamand	0	0	3,229
Leo Huang	0	0	0
I-Shih Tseng	0	0	0
Orit Stav	0	0	0

The options were granted pursuant to our then in effect equity plan and in accordance with the grant terms included therein. The RSUs were granted pursuant to our Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) (the “2018 Plan”). For additional information regarding the main terms of the option and RSUs grants, please see item 6.E below – “Share Ownership – Share Incentive Plans”.

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

We have adopted a new compensation policy for office holders, which was approved by our shareholders at a special general meeting of shareholders held in July 2020 and amended at the 2021 AGM (together with such amendment, the “Compensation Policy”). The following is a brief overview of the main terms included in the Compensation Policy, and specifically describes the amendments made in the Compensation Policy at the 2021 AGM:

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

Annual Cash Bonus
On Target Cash Plan: Under the Compensation Policy, Executives’ On Target Cash Plan shall be calculated based on each Executive’s annual Base Salary, so that the On Target Cash Plan of Executives other than the CEO shall be capped at 75% of such Executives’ annual Base Salary, and the CEO’s On Target Cash Plan shall be capped at 100% of his or her annual Base Salary.

On Target Bonus Cap: Under the Compensation Policy, the actual Cash Plan payment to all Executives (including the CEO) shall be capped at 200% of the Executive’s On Target Cash Plan.

On Target Bonus Threshold: the Compensation Policy provides for an increased threshold for payment of any amounts under an Executive’s Cash Plan, such that payment of any bonus under the Company’s Cash Plan will only be made upon the achievement of a minimum Non GAAP Net Profit of $6,000,000.

Change of Control Bonus
The Compensation Policy provides for a “change of control” cash payment of up to six monthly Base Salaries, and further provides that in the event of a change of control that creates a significant value to the Company’s shareholders, by presenting a premium of at least 40% over the average of the closing prices per share of the Company’s ordinary shares as quoted on the Nasdaq Global Market for the 20 trading days ending one day prior to the execution of the term sheet (or similar instrument) for such change of control event, the Compensation Committee and Board may approve an increased “change in control” cash payment, of up to 12 monthly Base Salaries.

Equity Based Compensation
Under the Compensation Policy, the total yearly Equity Value granted to an Executive shall not exceed (i) with respect to the CEO - 300% of his annual Base Salary; and (ii) with respect to all other Executives, 250% of such Executive’s annual Base Salary, provided that  at least 40% of the equity based components granted to each Executive (including the CEO) shall be comprised of either options at a fair market value exercise price, or shall be otherwise subject to performance-based vesting.

Directors Compensation
The Compensation Policy provides for general guidelines with respect to the Company’s non-executive and non-controlling directors’ remuneration, pursuant to which, in line with the current compensation policy, directors’ remuneration shall be comprised of cash compensation which includes annual fee and meeting participation fee as shall be determined in accordance with the provisions of the Companies Law, as well as equity based compensation, the annual value of which shall be capped at  $100,000.

Insurance Framework
The Compensation Policy provides for caps on the premium which may be paid and coverage which may be purchased under the Company’s Directors & Officers (D&O) insurance policies, pursuant to which the coverage which may be purchased shall be limited to the higher of: (i) $30,000,000; or (ii) 10% of the Company’s market cap (based on the average closing price of the Company’s share on the Nasdaq Global Market during the preceding 30 days), and the cap on the premium which may be paid for each policy shall be increased to one million $1,000,000. Further, the Compensation Committee shall be authorized, to the extent an additional insurance coverage is required in its opinion with respect to a specific material transaction or a series of related transactions, to purchase coverage in amounts of up to 3 times the then existing limit of coverage under the Compensation Policy, with costs of up to 3 times the then existing limit of premium amounts under the Compensation Policy, without additional shareholders' approval, if and to the extent permitted under the Companies Law.

Additional Provisions

The Compensation Policy includes additional provisions, including with respect to: separation package; claw back policy; relocation compensation; special circumstances cash incentive; indemnification and exemption; and deviation from policy caps.

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

We currently hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders, including our directors. This policy was approved by our Compensation Committee on December 21, 2021, and is effective until November 30, 2022.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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

D.	Employees

Employees

The following table sets forth the number of our employees engaged in the specified activities at the end of each of the years 2021, 2020 and 2019:

	As of December 31,
	2021	2020	2019
Executive management	4	4	4
Research and development	104	93	77
Sales support	113	101	92
Sales and marketing	46	37	35
Administration	45	47	47
Operations	92	74	67

Total	404	356	322

The following table sets forth the number of our employees located in the following geographic regions at the end of each of the years 2021, 2020 and 2019:

	As of December 31,
	2021	2020	2019
Israel	255	222	200
Abroad	149	134	122
Total	404	356	322

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 43,847,393 ordinary shares outstanding as of March 8, 2022.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	9,256,687	21.11%
Chroma ATE Inc.	7,817,440	17.83%
Yotam Stern(3)	12,000	0.03%
Rafi Amit(2)	*	*
Leo Huang(4)	*	*
I-Shih Tseng	*	*
Moty Ben-Arie(5)	*	*
Yosi Shacham- Diamand(5)	*	*
Yael Andorn(5)	*	*
Orit Stav(5)	*	*
Moshe Eisenberg(5)	*	*
Ramy Langer(5)	*	*
* Beneficially owns less than 1%

(1)
Ordinary shares relating to options and RSUs currently exercisable or exercisable within 60 days as of March 10, 2022, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Annual Report, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of March 8, 2022, was 421.

(2)
Mr. Amit does not own directly our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 12,000 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)
Mr. Huang does not directly own any of our ordinary shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such shares.

(5)
Holding less than 1% of our outstanding ordinary shares (including options and RSUs held by each such person which have vested or will vest within 60 days as of March 8,2022) and have therefore holding percentages have not been listed separately.

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

2018 Plan

General. As of December 31, 2021, 1,322,854 Awards were outstanding under the 2018 Plan.

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

Previous Plans

As of December 31, 2021, under the 2014 Plan there were 421 options exercisable and vested for 421 ordinary shares at a weighted average exercise price of $4.38.

Item 7.          Major Shareholders and Related Party Transactions.

A.           Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 8, 2022, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 43,847,393 ordinary shares outstanding as of March 8, 2022.

	Number of Ordinary Shares*	Percentage

Priortech Ltd. (1)	9,256,687	21.11%
Chroma ATE Inc. (2)	7,817,440	17.83%
Migdal Insurance & Financial Holdings Ltd (3)	3,420,170	7.80%

(1)
29.04% of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(2)
Based on the Schedule 13G filed by Chroma ATE Inc. on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Ordinary Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 66, Hwa Ya 1 Rd., Guishan District, Taoyuan City 333, Taiwan.

(3)
Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on February 2, 2022, which presented ownership as of December 31, 2021. Of the 3,420,170 Ordinary Shares reported as beneficially owned by the Migdal (i) 3,420,170 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii)  562,365 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) - are beneficially held for their own account (Nostro account). Migdal’s principal business address is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

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

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 43,846,643 ordinary shares were outstanding and fully-paid as of December 31, 2021.

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

U.S. Federal Income Tax Considerations1

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) or is a partnership and considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker‑dealers, banks, insurance companies, tax-exempt organizations, or governmental organizations, tax-qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, grantor trusts, S corporations, partnerships or entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein), real estate investment trusts, regulated investment companies, certain former citizens, U.S. expatriates or former long-term residents of the United States, or U.S. holders who own, directly, indirectly or constructively, 10% or more of our shares (by vote or value), U.S. holders who have elected mark-to-market accounting, U.S. holders holding the ordinary shares as part of a hedging, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction. U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons holding our common shares in connection with a trade or business conducted outside of the United States and U.S. holders who are subject to the alternative minimum tax.  This discussion does not address the U.S. federal income tax consequences of holding or converting the Convertible Notes.

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

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will generally be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains, provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements are taxed at the applicable ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at the applicable ordinary income rates.

1 KL Tax reviewing.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if, after applying certain look through rules, either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (generally determined on the basis of a quarterly average) of our assets in a taxable year consist of assets that produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. Based on an analysis of our current assets, activities, market capitalization and income and expectations about our future assets, activities, market capitalization and income, we believe that we were not a PFIC for our taxable year ended December 31, 2021. We currently expect that we will not be a PFIC in 2021 or in the foreseeable future. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2022 or in a future taxable year. No assurance can be given that the IRS or a court of law will accept our position that we are not a PFIC, and there is a risk that the IRS or a court of law could determine that we are a PFIC. If we are a PFIC, a U.S. holder may be subject to one of the following three alternative taxing regimes, assuming the applicable requirements are satisfied:

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

(a)           If the QEF regime applies, then, for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of its ordinary shares as capital gain. Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the IRS.

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

(b)           A second regime, the “mark-to-market” regime, may be elected as an alternative to making a QEF election so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on a “qualified exchange” such as the Nasdaq Global Market). Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares in order for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Select Market. Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes A mark-to-market election generally is unlikely to be available with respect to any Lower-tier PFIC.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

(c)          A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution includes (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our ordinary shares prior to the distribution year and (2) gain from the disposition of our ordinary shares.

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

General Corporate Tax Structure

The regular corporate tax rate applicable in 2021 and 2022 is 23%.

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

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014-2015	9%	16%	26.5%
2016	9%	16%	25%
2017	7.5%	16%	24%
2018	7.5%	16%	23%
2019	7.5%	16%	23%
2020	7.5%	16%	23%
2021	7.5%	16%	23%

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

During the years 1998-2006 Camtek was subject to tax in accordance with the Approved and Beneficiary Enterprise provisions under the Law for the Encouragement of Capital Investments. As such, Camtek has income that was exempt from tax. Distribution of dividends from the exempt income requires to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax. In February 2022, the Company, in a settlement with the Israeli Tax Authorities, elected to take advantage of the temporary rule of 2022 in Israel and pay a reduced tax rate on its historical exempt earnings to allow the Company to distribute dividends from these earnings in the future with no additional corporate tax liability (See Note 18B(b) to the Consolidated Financial Statements).  The Company’s Statement of Income for the year ended December 31, 2021 included a one-time tax expense of $5,315, with in respect of this settlement.

Law for the Encouragement of Industrial Research and Development, 1984

For information regarding the R&D Law, see above in Item 4.B - “Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist”.

Net Operating Loss Carry forwards

As of December 31, 2021, the Company did not have a net operating loss, or NOL carry forward for Israeli tax purposes.

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

Pursuant to the Ordinance, the Real Capital Gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director). Notwithstanding the foregoing, dealers in securities (Individual and corporate shareholders) in Israel are taxed at regular tax rates applicable to business income a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2021 onward.

With respect to corporate investors, capital gain tax equal to the ordinary corporate tax rate (23% in 2021 and thereafter) will be imposed on the sale of our traded shares.

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

Withholding Taxes

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2021 and thereafter) for corporations.

Income Taxes on Dividend Distributions to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid by Israeli publicly traded companies at the rate of 25%, if the shares are registered with a nominee company (as such term is used in the Israeli Securities Law, 5728-1968).  If the shares are not registered with a nominee company, the rate of 25% will apply to non-Israeli residents shareholders who are not considered Substantial Shareholders, as defined above, and who were not Substantial Shareholders at any time during the 12 months preceding the date of the distribution, and the rate of 30% will apply to dividends paid to Substantial Shareholders and to persons who were Substantial Shareholders at any time during the 12 months preceding the date of the distribution. Notwithstanding the above, a lower tax rate may be provided under an applicable tax treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate). The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from a company’s Approved Enterprises or Benefited Enterprises or a Preferred Enterprise, in each case during the applicable benefits period is subject to withholding tax at a rate of 20%, unless a lower tax rate is provided under an applicable tax treaty.

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

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 647,640 in 2021), which amount is linked to the Israeli consumer price index.

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

Foreign Currency Rate Fluctuations

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2021, the value of the U.S. Dollar weakened against the NIS by 3%. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2021.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposures to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2021, we had net liabilities of approximately $12.1 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses or income of $21 thousand, in case of increase or decrease in rates, respectively.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2021, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c)	Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, Tel Aviv, Israel (PCAOB ID 1057), a member firm of KPMG International and their KPMG affiliate firms, in US$, for the years ended December 31, 2021 and 2020:

Fee Category	For 2021 Services Rendered	For 2020 Services Rendered

Audit Fees (1)	334,850	302,700
Tax Fees (2)	36,500	7,700

* The comparative year has been reclassified to conform to current year presentation.

(1) Audit Fees: the audit fees for the year ended December 31, 2021 and 2020 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements, including consultancy and consents with respect to an underwritten public offering and related prospectus supplements filed with the SEC.

(2) Tax Fees rendered during 2021 and 2020 by our auditor were for tax compliance, tax planning and tax advice.

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

-
We have opted out the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company’s fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B – “Memorandum and Articles - Voting, Shareholders’ Meetings and Resolutions” above). Our 2021 AGM was held on August 18, 2021, therefore our 2022 AGM must be held by November 18, 2022. Further, we have opted out the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

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

Camtek Ltd.

and its subsidiaries

Consolidated Financial Statements

As of December 31, 2021

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2021
Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of the Treadway Commission.

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

Inventory Provision Estimate

As discussed in Notes 2H and 4 to the consolidated financial statements, inventory and the associated inventory provision as of December 31, 2021 were $63,909 thousand and $424 thousand, respectively. The Company estimates the inventory provision at the end of each period for damaged, obsolete, excess and slow-moving items in order for inventory to be presented at the lower of cost or net realizable value. In making this estimate, the Company periodically evaluates its inventory composition, giving consideration to factors such as changing product demands due to uncertain industry related market conditions and technological changes, the probability and timing of anticipated usage and the physical condition of the items. Presentation at net realizable value creates a new cost basis that is not subsequently marked up.

We identified the evaluation of the inventory provision estimate as a critical audit matter. Challenging auditor judgment was required to evaluate the Company’s assumptions about changing product demands and probability of anticipated usage of inventory items.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the inventory provision process, including controls related to the assumptions noted above. We assessed the changing product demands and probability of anticipated usage assumptions by performing an independent analysis of available market information that took into consideration industry-related market conditions and possible technological changes. We considered the effect of technological changes on the inventory provision estimate through inquiry of finance and operational personnel. We also compared historical inventory provisions to actual quantity sold in subsequent periods to evaluate management’s ability to accurately estimate the reserve.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2006.

Tel Aviv, Israel

March 15, 2022

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2021	2020
	Note	U.S. Dollars (In thousands)

Assets
Current assets
Cash and cash equivalents	3	241,943	105,815
Short-term deposits	3	156,000	72,000
Trade accounts receivable, net	13	57,825	41,001
Inventories	4	58,759	39,736
Other current assets	5	5,653	3,366

Total current assets		520,180	261,918

Long-term deposits	6	32,000	-
Long-term inventory	4	5,150	4,416
Deferred tax asset, net	18	227	482
Other assets		190	85
Property, plant and equipment, net	7, 2V	25,400	20,398
Intangible assets, net	8	610	609

Total non-current assets		63,577	25,990

Total assets		583,757	287,908

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		33,550	27,180
Other current liabilities	9	56,137	30,204

Total current liabilities		89,687	57,384

Long-term liabilities
Other long-term liabilities	10,12	5,800	3,260
Convertible notes	11	194,643	-
		200,443	3,260

Total liabilities		290,130	60,644

Commitments and contingencies	12

Shareholders’ equity	14
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2021 and 2020;
45,939,019 and 45,365,354 issued shares at December 31, 2021 and 2020, respectively;
43,846,643 and 43,272,978 shares outstanding at December 31, 2021 and 2020, respectively		172	171
Additional paid-in capital		176,582	170,497
Retained earnings		118,771	58,494
		295,525	229,162
Treasury stock, at cost (2,092,376 shares as of December 31, 2021 and 2020)		(1,898)	(1,898)

Total shareholders' equity		293,627	227,264

Total liabilities and shareholders' equity		583,757	287,908

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries
Consolidated Statements of Income

		Year Ended December 31,
		2021	2020	2019
	Note	U.S. Dollars (In thousands, except per share data)

Revenues	17A	269,659	155,859	134,019
Cost of revenues		132,315	82,628	69,235

Gross profit		137,344	73,231	64,784

Operating expenses:
Research and development		23,473	19,575	16,331
Selling, general and administrative	17B	42,973	31,032	26,481

Total operating expenses		66,446	50,607	42,812

Operating profit		70,898	22,624	21,972

Financial income, net	17C	1,030	775	801

Income from continuing operations before incomes taxes		71,928	23,399	22,773

Income tax expense	18	(11,651)	(1,621)	(1,950)

Net income from continuing operations		60,277	21,778	20,823

Income from discontinued operations
Income before income tax expense		-	-	1,257
Income tax expense		-	-	(94)

Net income from discontinued operations		-	-	1,163

Net income		60,277	21,778	21,986

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars

Earnings per share information (see Note 15):

Basic earnings from continuing operations	1.38	0.55	0.55

Basic earnings from discontinued operations	-	-	0.03

Basic net earnings per share	1.38	0.55	0.58

Diluted earnings from continuing operations	1.34	0.54	0.54

Diluted earnings from discontinued operations	-	-	0.03

Diluted net earnings per share	1.34	0.54	0.57

Weighted average number of ordinary shares outstanding:

Basic	43,644	39,383	37,626

Diluted	45,035	40,372	38,432

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Treasury Stock		Additional		Total
	NIS 0.01 par value		NIS 0.01 par value		paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Number of	U.S. Dollars	capital	earnings	equity
	Shares	(In thousands)	Shares	(In thousands)	U.S. Dollars (In thousands)

Balances at December 31, 2018	38,535,445	151	(2,092,376)	(1,898)	81,873	21,281	101,407
Issuance of shares, net	1,700,000	5	-	-	16,021	-	16,026
Exercise of share options and RSUs	506,910	1	-	-	541	-	542
Share-based compensation expense	-	-	-	-	2,892	-	2,892
Dividend	-	-	-	-	-	(6,551)	(6,551)
Net income	-	-	-	-	-	21,986	21,986
Balances at December 31, 2019	40,742,355	157	(2,092,376)	(1,898)	101,327	36,716	136,302

Issuance of shares, net	4,025,000	12	-	-	64,308	-	64,320
Exercise of share options and RSUs	597,999	2	-	-	627	-	629
Shared-based compensation expense	-	-	-	-	4,235	-	4,235
Net income	-	-	-	-	-	21,778	21,778
Balances at December 31, 2020	45,365,354	171	(2,092,376)	(1,898)	170,497	58,494	227,264

Exercise of share options and RSUs	573,665	1	-	-	270	-	271
Share-based compensation expense	-	-	-	-	5,815	-	5,815
Net income	-	-	-	-	-	60,277	60,277
Balances at December 31, 2021	45,939,019	172	(2,092,376)	(1,898)	176,582	118,771	293,627

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (In thousands)

Cash flows from operating activities:
Net income	60,277	21,778	21,986
Discontinued operations, net of tax	-	-	(1,163)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,811	2,234	2,134
Deferred tax expense	255	476	1,526
Amortization of debt issuance costs	113	-	-
Share based compensation expense	5,815	4,235	2,892
Change in provision for doubtful debts	(32)	(87)	(29)
Loss on disposal of fixed assets	4	-	64

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(17,338)	(9,696)	156
Inventories	(21,702)	(19,330)	4,798
Due from related parties	(12)	72	58
Other assets	(2,380)	(501)	(236)
Trade accounts payable	6,190	15,661	(4,100)
Other current liabilities	26,956	10,910	(3,460)

Net cash provided by operating activities from continuing operations	60,957	25,752	24,626
Net cash provided by operating activities	60,957	25,752	24,626

Cash flows from investing activities:
Investment in short-term deposits	(84,000)	(20,500)	(51,500)
Investment in long-term deposits	(32,000)	-	-
Purchase of fixed assets	(4,065)	(2,410)	(1,256)
Purchase of intangible assets	(111)	(216)	(106)

Net cash used in investing activities from continuing operations	(120,176)	(23,126)	(52,862)
Net cash provided by investing activities from discontinued operations	-	-	1,257

Net cash used in investing activities	(120,176)	(23,126)	(51,605)

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (In thousands)

Cash flows from financing activities:
Share issuance, net	-	64,288	16,026
Proceeds from exercise of share options	271	629	542
Issuance of convertible notes, net	194,530	-	-
Dividend payment	-	-	(6,551)

Net cash provided by financing activities	194,801	64,917	10,017

Effect of exchange rate changes on cash	546	225	74

Net increase (decrease) in cash and cash equivalents	136,128	67,768	(16,888)
Cash and cash equivalents at beginning of the year	105,815	38,047	54,935

Cash and cash equivalents at end of the year	241,943	105,815	38,047

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (In thousands)

Supplementary cash flows information:

A. Cash paid and received during the year for:
Income taxes	558	546	666
Interest received	1,057	1,420	1,112
Lease payments	1,060	1,025	1,077

B. Non-cash transactions:
Fixed assets purchased with supplier credit	339	159	154

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is jointly controlled by (20.93%) Priortech Ltd. (“Priortech”), an Israeli corporation listed on the Tel-Aviv Stock Exchange and (17.83%) Chroma Ate Inc. (“Chroma”) (See Note 1(C) below). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
In November 2021, the Company closed an offering of $200,000 aggregate principal amount of 0% Convertible Senior Notes due 2026 (“Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, which included the full exercise of underwriters’ option to purchase an additional $25,000 of Convertible Notes, raising $194,530 net of underwriting discounts and commissions and other offering expenses. See Note 11.

C.
In November 2020, the Company completed a successful public offering of 4,025,000 ordinary shares, which includes the full exercise of the underwriters’ option to purchase 525,000 additional ordinary shares, at a price to the public of $17.00 per share. The net proceeds to the Company, after the deduction of underwriting discounts and commissions and other offering expenses, totaled $64,320.

D.
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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

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

Since January 2020, the Covid-19 outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. At present, business activity is continuing at all of the Company’s locations, with new routines implemented as required by local Covid-19 regulations.

From the beginning of the outbreak, the Company has been carefully managing the risks and its global operations. The Israeli facility has been able to maintain its required production levels. Worldwide, the Company has benefitted from its strategy of having in place local professional teams in each of its territories that can independently install and support systems. As such, the Company has been able to deliver most of its orders on time and the impact of the Covid-19 pandemic on the its business activity has not been significant.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)
Note 2 - Significant Accounting Policies (cont’d)

E.	Cash and cash equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

F.	Short-term deposits

Short-term bank deposits are deposits with an original maturity of more than three months and less than a year from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their term deposits.

G.	Trade accounts receivable and allowance for doubtful accounts

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

H.	Inventories

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

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

J.	Intangible assets

Patent registration costs are recorded at cost and amortized on a straight-line basis, beginning with the first year of utilization, over its expected useful life of ten years.

K.	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2021 and 2020, no impairment was noted.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

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

The fair values of long-term deposits are estimated based on quoted market prices for those or similar investments.

M.	Revenue recognition

The Company’s contracts with its customers include performance obligations to provide its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty) as well as installation, both of which are considered separate performance obligations.

The Company recognizes revenue from contracts for sales of products at the point of time when the Company transfers control of the product to the customer. Effective October 2020, the transfer in control event is generally determined upon shipping terms whereas previously it was generally upon installation at the customer’s premises. This policy change was made following operational changes to pre-shipment calibration and testing processes which have enabled the simplification and streamlining of the installation at the customer site.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

M.	Revenue recognition (cont’d)

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

	Year Ended December 31,
	2021	2020
	U.S. Dollars (in thousands)
Beginning of year	2,534	2,606
Deferral of revenue	6,245	1,864
Recognition of deferred revenue	(1,912)	(1,936)

Balance at end of year	6,867	2,534

N.	Warranty

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

P.	Research and development

Research and development costs, which consists primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts, are expensed as incurred.

Q.	Earnings per ordinary share

Basic earnings per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options.

The Company’s convertible notes are included in the calculation of diluted Earnings Per Share (“EPS”) if the assumed conversion into common shares is dilutive, using the “if-converted” method. This involves adding back the periodic non-cash interest expense net of tax associated with the Notes to the numerator and by adding the shares that would be issued in an assumed conversion (regardless of whether the conversion option is in or out of the money) to the denominator for the purposes of calculating diluted EPS, unless the Notes are antidilutive (See also Note 2W).

R.	Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. Forfeitures are recognized when they occur. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date (For details see Note 14B).

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

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

V.	Leases

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). See also Note 11A.

Under Topic 842, the Company determines if an arrangement is a lease at inception. Rights of use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be (2.43% in 2021). The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For leases agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

V.	Leases (cont’d)

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

W.	Convertible Notes

The Company accounts for its convertible notes in accordance with ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (Topic 470-20). The Notes are accounted for as a single liability measured at its amortized cost, as no other embedded features require bifurcation and recognition as derivatives.

The transaction costs are amortized on a straight-line basis along the lifetime of the Notes.

X.	Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance became effective in the first quarter of 2021 on a prospective basis. The adoption of this guidance has not had a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 reduces the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. Adoption is either a modified retrospective method or a fully retrospective method of transition. ASU 2020-06 will be effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Effective January 1, 2021, the Company early adopted ASU 2020-06 using the modified retrospective approach.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 3 - Cash and Cash Equivalents

The Company’s cash and cash equivalents balance at December 31, 2021 and 2020, is denominated in the following currencies:

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

US Dollars	225,283	102,669
New Israeli Shekels	13,566	1,542
Other currencies	3,094	1,604

	241,943	105,815

Short-term deposits are bank deposits in US Dollars with terms at the investment date of 3-12 months with average annual interest rates of 0.81% (2020 – 0.88%).

Note 4 - Inventories

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Components	33,212	19,630
Work in process	12,688	10,123
Finished products *	18,009	14,399

	63,909	44,152

* includes systems at customer locations not yet sold, as of December 31, 2021 and 2020, in the amount of $4,259 and $10,613 respectively.

Inventories are presented in:

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Current assets	58,759	39,736
Non-current assets (A)	5,150	4,416

	63,909	44,152

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 4 – Inventories (cont’d)

(A)         Long-term Inventory:

At December 31, 2021, $5,150 of the Company's inventory is classified among long-term assets according to Management’s estimate based on the recent level of sales (at December 31, 2020 - $4,416). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this inventory will be utilized according to its forecasted sales and that no loss will be incurred.

(B)         Inventory provision

In 2021, based on Management's estimates regarding future sales, a provision of $424 was made against damaged, obsolete, excess and slow-moving inventory (in 2020 - $142).

The provisions were recorded in the costs of revenues line item in the consolidated statement of income. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 5 - Other Current Assets

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Due from Government institutions and income tax receivables	2,623	2,269
Prepaid expenses	2,025	455
Interest receivable	463	207
Other	542	435

	5,653	3,366

Note 6 – Long-term Deposits

Long-term deposits are bank deposits in US Dollars with terms at the investment date of 24 months with average annual interest rates of 1.14%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 7 - Property, Plant and Equipment, Net

	December 31,
	2021	2020
	U.S. Dollars (in thousands)
Cost:
Land	863	863
Building	15,208	14,438
Machinery and equipment	13,911	11,260
Office furniture and equipment	881	785
Computer equipment and software	5,383	4,760
Automobiles	479	263
Leasehold improvements	1,642	630
Right of use assets	4,969	3,014
	43,336	36,013

Less accumulated depreciation	17,936	15,615

	25,400	20,398

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $3,682, $3,117, and $3,101, respectively.

Note 8 - Intangible Assets, Net

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Patent registration costs	2,038	1,927

Accumulated amortization	1,428	1,318

Total intangible assets, net	610	609

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 8 - Intangible Assets, net (cont’d)

Patent registration costs are amortized over their estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2021, 2020 and 2019 amounted to $110, $98 and $91, respectively.

As of December 31, 2021, the estimated amortization expenses of intangible assets for the years 2022 to 2026 is as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2022	99
2023	97
2024	89
2025	82
2026	68

Note 9 - Other Current Liabilities

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Commissions	15,967	7,965
Government institutions and income tax payable	11,566	752
Accrued employee compensation and other related benefits	10,923	9,698
Advances from customers and deferred revenues	10,837	6,155
Accrued warranty costs (1)	3,265	2,328
Accrued expenses	2,561	2,570
Operating lease obligations (See Note 2(U))	1,018	736

	56,137	30,204

(1)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (in thousands)

Beginning of year	2,328	1,723	1,714
Accruals	6,333	3,667	3,170
Usage	(5,396)	(3,062)	(3,161)

Balance at end of year	3,265	2,328	1,723

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 10 – Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Liability for severance pay (A)	1,266	1,239
Deferred revenues related to non-standard warranty (B)	2,620	1,342
Lease liabilities in respect of ROU assets	1,914	679

	5,800	3,260

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $1,266 and $1,239 as of December 31, 2021 and 2020, respectively.

3.	Severance pay expenses were $1,636, $1,362, and $1,167 in 2021, 2020 and 2019, respectively.

B.           Deferred Revenues

As of December 31, 2021, deferred revenues related to non-standard warranty of $2,620 are expected to be recognized from 2023 onwards.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 11 – Convertible Notes

On November 17, 2021, the Company sold $200,000 aggregate principal amount of its 0.00% convertible senior notes due 2026 (the “Notes”). The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on December 1, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

The Notes will be convertible based on an initial conversion rate of 17.1092 ordinary shares per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $58.45 per ordinary share, which represents a conversion premium of approximately 30% to the last reported sale price of the Company’s ordinary shares on The Nasdaq Global Market on November 18, 2021. The closing price of the Company’s shares on December 31, 2021 was $46.04. The conversion rate is subject to adjustment if certain events occur. Prior to the close of business on the business day immediately preceding August 1, 2026, the Notes will be convertible at the option of the holders of Notes only upon the occurrence of certain events, the satisfaction of certain conditions and during certain periods. On or after August 1, 2026 and until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time irrespective of the foregoing conditions. The Notes will be convertible into cash, ordinary shares of the Company or a combination thereof, with the form of consideration determined at the Company’s election.

The Company may not redeem the Notes prior to December 6, 2024, except in the event of certain tax law changes. On or after December 6, 2024, the Company may at any time and from time to time redeem for cash all or part of the Notes (subject to a certain partial redemption limitation), at the Company’s option, if the last reported sale price of the Company’s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest (if any) to, but excluding, the redemption date. Holders of the Notes will have the right to require the Company to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid special interest (if any) to, but excluding the fundamental change repurchase date.

The Notes are the Company’s general unsecured obligations that rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; will rank equal in right of payment with all of the Company’s unsecured indebtedness that is not so subordinated; will effectively rank junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness, and to the Company’s liabilities in priority under the applicable bankruptcy laws of Israel; and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)
Note 11 – Convertible Notes (cont’d)

The Convertible Senior Notes consisted of the following as of December 31, 2021:

December 31,
2021
U.S. Dollars (in thousands)
Liability:
Principle:	200,000
Unamortized issuance costs	5,357
Net carrying amount	194,643

As of December 31, 2021, the debt issuance costs of the Notes will be amortized over the remaining term of approximately 5 years.

The annual effective interest rate of the Notes is 0.56%. In the year ended December 31, 2021, $113 was recorded as amortization of debt issuance costs.

As of December 31, 2021, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $211,875. The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of December 31, 2021, the if-converted value of the Notes exceeded the principal amount by $11,875.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 12 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

Amounts reported in the consolidated balance sheets are as follows:

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Cost:
ROU assets – opening balance	3,014	2,471
ROU assets – additions	2,546	831
ROU assets – disposals	(591)	(288)
	4,969	3,014

Less accumulated depreciation	2,037	1,599

	2,932	1,415

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Other current liabilities	1,018	736
Other long-term liabilities	1,914	679

Total lease liabilities	2,932	1,415

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 12 - Commitments and Contingencies (contd.)

A.	Operating leases (cont.)

In the year ended December 31, 2021, the Company recognized lease costs in the amount of $1,060 (2020 - $1,025, 2019 - $1,077).

Minimum future payments under non-cancellable leases as of December 31, 2021 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)

2022	1,091
2023	802
2024	557
2025	429
2026	165
3,044

Less imputed interest	112

Total lease liabilities	2,932

The weighted average term of the operating leases as of December 31, 2021 is 41 months.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 12 - Commitments and Contingencies (cont’d)

B.           Israel Innovation Authority

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

As of December 31, 2021, the amount of non-repaid grants received including interest accrued amounted to $7,913 (December 31, 2020 - $7,597). The liabilities to the IIA were initially recorded at fair value as part of the purchase price allocation related to the acquisition of Printar. Since August 2016, pursuant to the Company’s decision to cease supporting the Gryphon system, the Company does not expect that any payments will be made in respect of the foregoing Printar related grants and accordingly all the liabilities to the IIA were written off.

C.           Outstanding Purchase Orders

As of December 31, 2021, the Company has purchase orders of $56,375 (2020 - $39,433) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 13 - Concentration of Risk and Financial Instruments

Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits and trade receivables. The carrying amounts of financial instruments approximate fair value.

Cash and cash equivalents, short-term deposits and long-term deposits
The Company's cash equivalents, short-term deposits and long-term deposits are maintained with multiple high-quality institutions and the composition and maturities of investments are regularly monitored by management.

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

Allowance for doubtful debts
The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of year	Provision	provision	provision	year
	U.S. Dollars (in thousands)

2019	410	87	(116)	(252)	129
2020	129	-	(87)	(3)	39
2021	39	-	-	(32)	7

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 14 - Shareholders’ Equity

A. General

The Company shares are traded on the NASDAQ Global Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

In November 2020, the Company completed a successful public offering of 4,025,000 ordinary shares, which includes the full exercise of the underwriters’ option to purchase 525,000 additional ordinary shares, at a price to the public of $17.00 per share. The net proceeds to the Company, after the deduction of underwriting discounts and commissions and other offering expenses, totaled $64,320.

B. Stock Option Plan

As of December 31, 2021, the Company has one effective Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) for the issuance of options, restricted share units and/ or restricted shares to employees, officers, directors, consultants and other services providers of the Company or any affiliated companies thereof (the “2018 Plan”). The 2018 Plan was adopted by the Company in April 2018 and thereby replaced the Company’s previous equity plans (the “2014 Share Option Plan” and the “2007 Restricted Share Unit Plan”). The total number of equity awards that may be granted under the 2018 Plan during each calendar year is equal to three and a half percent (3.5%) of the Company’s total issued and outstanding Share capital as of December 31 of the preceding calendar year.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table and recognized over the vesting period of four years. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

2021 Grant
Valuation assumptions:
Dividend yield	0
Expected volatility	48%
Risk-free interest rate	1.19%
Expected life (years)	4.0
Vesting period (years)	1.0

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 14 - Shareholders’ Equity (cont’d)

B. Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2021, 2020, and 2019 is $738, $1,628 and $2,343, respectively.

The total intrinsic value of vested options as of December 31, 2021, 2020, and 2019 is $683, $1,161 and $1,746 respectively.

The total stock option compensation expense related to continued operations amounted to $110, $120, and $269 in 2021, 2020 and 2019, respectively.

As of December 31, 2021, there was $63 of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of less than one year.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2021		2020		2019
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$

Outstanding at January 1	89,925	3.80	309,792	3.29	519,785	3.16
Granted	5,704	36.45	-	-	-	-
Forfeited and cancelled	(106)	4.38	(12,876)	3.74	(10,750)	2.41
Exercised	(73,421)	3.67	(206,991)	3.04	(199,243)	2.69

Outstanding at year end	22,102	12.66	89,925	3.80	309,792	3.29

Exercisable at year end	16,398	4.38	63,253	3.55	225,110	3.08

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 14 - Shareholders’ Equity (cont’d)

B. Stock Option Plan (cont’d)

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2021	22,102	12.66	3.743	738

Exercisable at December 31, 2021	16,398	4.38	2.73	683

The following table summarizes information about share options at December 31, 2021:

	Number of		average remaining
	outstanding	Number	Contractual term (years)
Exercise price US$	options	exercisable	of outstanding options

4.38	16,398	16,398	2.73
36.45	5,704	-	6.74
	22,102	16,398

The following table summarizes information about non-vested options at December 31, 2021:

		Weighted
		average
		grant- date
	Options	fair value

Balance at January 1, 2021	26,672	2.93
Granted	5,704	17.52
Vested	(26,672)	2.93
Forfeited	-	-

Balance at December 31, 2021	5,704	17.52

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 14 - Shareholders’ Equity (cont’d)

C.	Restricted Share Unit Plan

In April 2018, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) to replace the 2007 Restricted Share Unit Plan, pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 3.5% out of the outstanding shares (1,534,632 as of December 31, 2021). Forfeited units are returned to the pool.

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

	RSUs	Weighted average grant date value

Balance at January 1, 2021	1,337,684	$9.52
Granted	248,342	$34.33
Vested	(500,244)	$9.01
Forfeited	(26,601)	$10.88

Balance at December 31, 2021	1,059,181	$15.55

The total intrinsic value of outstanding RSUs as of December 31, 2021, 2020 and 2019 is $46.04, $21.91 and $10.83, respectively.

The weighted average grant date fair value of RSUs granted during 2021, 2020, and 2019 is $34.33, $11.83 and $8.61, respectively.

The total compensation cost from RSUs recognized in the year ending December 31, 2021, amounted to $5,705. The unrecognized compensation expense in the amount of $12,777 will be recognized in the years 2022 to 2025.

D.	Dividend

On September 4, 2019, the Company paid a dividend of $0.17 per share, totaling $6,551.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 15 - Earnings Per Share

The following table summarizes information related to the computation of basic and diluted earnings per Share for the years indicated:

	Year Ended December 31,
	2021	2020	2019
Basic EPS:

Net income attributable to Shares (US$ in thousands)	60,277	21,778	21,986
Weighted average number of Shares outstanding used in basic earnings per Share calculation	43,644	39,383	37,626

Diluted EPS:

Net income attributable to Shares (US$ in thousands)	60,277	21,778	21,986
Add amortization of notes issuance costs	105	-	-
Net income used in diluted earnings per Share calculation	60,382	21,778	21,986

Weighted average number of Shares outstanding used in basic earnings per Share calculation	43,644	39,383	37,626

Add assumed exercise of outstanding dilutive
Effect of stock-based awards	988	989	806
Effect of conversion of Notes	403	-	-
Weighted average number of Shares Outstanding used in diluted earnings per Share calculation	45,035	40,372	38,432

Basic income from continuing operations per Share ($)	1.38	0.55	0.55

Basic income from discontinued operations per Share ($)	-	-	0.03
Basic net income per Share ($)	1.38	0.55	0.58
Diluted income from continuing operations per Share ($)	1.34	0.54	0.54
Diluted income from discontinued operations per Share ($)	-	-	0.03
Diluted net income per Share ($)	1.34	0.54	0.57

Number of options excluded from the diluted earnings per share calculation due to their anti-dilutive effect	-	-	-

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 16 – Entity-Wide Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from sales to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (in thousands)

Asia Pacific	224,931	137,555	115,925
United States	28,641	9,847	10,388
Europe	16,087	8,457	7,706

	269,659	155,859	134,019

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 17 - Selected Income Statement Data

A.          Revenues

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (in thousands)

Sales of products	259,332	148,257	127,396
Service fees	10,327	7,602	6,623

	269,659	155,859	134,019

In 2021 and 2020, no customer accounted for more than 10% of revenues.

In 2019, one customer accounted for 11% of the Company’s revenues.

B.          Selling, general and administrative expenses

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (in thousands)

Selling (*)	33,614	22,969	19,294
General and administrative	9,359	8,063	7,187

	42,973	31,032	26,481

(*) Including shipping and handling costs	1,867	2,356	1,063

C.          Financial income, net

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (in thousands)

Interest income	1,408	1,281	1,412
Other, net (*)	(378)	(506)	(611)

	1,030	775	801

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $58, $(351), and $(352) in 2021, 2020 and 2019, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 18 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate

The tax rates relevant to the Company in Israel for the years 2019-2021 is 23%.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

B.	Details regarding the tax environment of the Israeli companies (cont’d)

(b)
In November 2021, an amendment to the Law of Encouragement of Capital Investment was enacted (the "2021 Amendment"). According to the 2021 Amendment, any future dividend distributed by an entity with tax exempt retained earnings will be deemed to be distributed proportionately from such tax exempt retained earnings. As part of the 2021 Amendment, the Israeli Tax Authorities enacted a temporary rule which reduces the tax rate applicable to the distribution of such tax exempt retained earnings.

During the fourth quarter of 2021, the Company entered into a tax assessment with the Israeli Tax Authorities for the years 2017-2020. During the tax assessment, the Company reevaluated certain tax positions, due to the 2021 Amendment and the interactions with the tax authorities. As of December 31, 2021, the Company measured the possible negotiation settlement outcomes regarding its tax positions and concluded that it is more-likely-than-not that it will incur tax expenses. The Company recognized a provision for these tax expenses at the expected rate which corresponds with the reduced tax rate of the temporary rule mentioned above.

The Company’s Statement of Income for the year ended December 31, 2021 included income tax on earnings of previous years of $5,315. The settlement of the tax assessment finalized in February 2022 will allow the Company to distribute dividends from these earnings in the future with no additional corporate tax liability.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

C.	Details regarding the tax environment of the Non-Israeli companies

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations.

D.	Composition of income from continuing operations before income taxes and income tax expense
	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (in thousands)
Income from continuing operations before income taxes:
Israel	67,643	20,430	20,783
Non-Israeli	4,285	2,969	1,990

	71,928	23,399	22,773
Income tax expense from continuing operations:
Current:
Israel	(*) 9,930	-	-
Non-Israeli	1,603	670	424
	11,533	670	424
Deferred benefit:
Israel	714	943	1,351
Non-Israeli	(596)	8	175
	118	951	1,526

	11,651	1,621	1,950

(*) see Note 18B(b)

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

E.	Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (in thousands)

Income from continuing operations before income taxes	71,928	23,399	22,773

Statutory tax rate	23%	23%	23%

Theoretical income tax expense	16,543	5,382	5,238

Increase (decrease) in income tax expense resulting from:

Income tax on earning of previous years- see Note 18B(b)	5,306	-	-

Non-deductible expenses (*)	285	239	337

Differences between Israeli shekel
and dollar-adjusted financial statements, net (**)	-	(739)	(479)

Tax rate differential	(10,715)	(3,251)	(3,340)

Other	232	(10)	194

Actual income tax expense (benefit)	11,651	1,621	1,950

(*) Including non-deductible share-based compensation.
(**) The Company has elected, as from the 2021 tax year, to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar. The Company must continue to be taxed on this basis for at least three years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

F. Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Deferred tax assets:
Allowance for doubtful accounts	1	3
Deferred revenue	838	340
Accrued expenses	535	469
Net operating loss and tax credit carryforwards	211	644
Lease liability	278	170
Other temporary differences	217	344

Deferred tax asset	2,080	1,970

Deferred tax liabilities:
Property, plant and equipment	(700)	(618)
Right of use assets	(278)	(170)
Undistributed earnings	(875)	(700)
Total deferred tax liabilities	(1,853)	(1,488)

Net deferred tax assets	227	482

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

At December 31, 2021 and 2020 the Company had no valuation allowance.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

F. Deferred taxes (cont’d)

As of December 31, 2021, a foreign subsidiary has net operating loss carryforwards aggregating approximately $620. Included within the deferred tax expenses for the year ended December 31, 2021 is a benefit of $211 for the recognition of a deferred tax asset for operating loss carryforwards.

G. Accounting for uncertainty in income taxes

For the years ended December 31, 2021, 2020 and 2019, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2021, 2020 and 2019, no interest and penalties related to income taxes have been accrued.

H. Tax assessments

The Company in Israel files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Germany, Hong Kong, and United States of America. The Israeli tax return of Camtek is open to examination by the Israeli Tax Authorities for the tax year 2021, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2017 in Germany, 2014 in Hong Kong and 2017 in the United States of America.
See also Note 20.

Note 19 - Balances and Transactions with Related Parties

A.      Balances with related parties:

	December 31,	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Due from related parties	15	3

B.      Transactions with related parties:

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars (in thousands)

Purchases from related parties	-	-	-
Reimbursement of expenses	-	-	100
Interest income (expense) from Priortech	-	-	-

Unpaid balances between the Company and Priortech or its other subsidiaries in Israel bear interest of 5.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 19 - Balances and Transactions with Related Parties  (cont’d)

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

On May 13, 2015, following the approval of the Company’s Audit Committee and Board of Directors the Registration Rights Agreement with Priortech was renewed for an additional 5 year period effective as of December 31, 2014.

Following the Chroma transaction (See Note 1(D)), the Company entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma, according to which Chroma is entitled to the same rights Priortech has with respect to registration of the Company’s shares.

Technological Cooperation Agreement with Chroma
In 2019, the Company entered into a Technological Cooperation Agreement with Chroma under which the Company granted Chroma a license for an application under Company’s triangulation technology platform.

Employment Agreements with the Chief Executive Officer
Pursuant to the employment agreement with the Chief Executive Officer ("CEO"), the CEO dedicates 10% of his time in providing consulting and management services for Priortech through Amitec – Advanced Multilayer Interconnect Technologies Ltd. – a wholly owned subsidiary of Priortech ("Amitec"). The CEO receives from the Company 90% of a full-time salary and is compensated directly by Amitec for the remaining 10% of his time.

The CEO serves as the Chairman of Priortech.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2021

(Amounts in thousands, except per share data)

Note 20 – Subsequent Events

See Note 18B(b) regarding tax settlement.

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

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International.*

101	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Etension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Exntension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
__________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD. By: /s/ Rafi Amit Name: Rafi Amit Title: Chief Executive Officer

Date: March 15, 2022