Form 20-F
period 2022-12-31
CAMTEK LTD
filed 2023-03-20
CIK 1109138

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Ramat Gavriel Industrial Zone 23150, P.O. BOX 544, Migdal Ha’Emek, Israel
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

44,563,777 (as of March 12, 2023) ordinary shares, par value NIS 0.01 per share.

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

☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☐ Yes          ☒ No

INTRODUCTION

Definitions

In this Annual Report, unless the context otherwise requires:

•	references to “Camtek,” the “Company,” “us,” “we”, “our” and the “Registrant” refer to Camtek Ltd., an Israeli company, and its consolidated subsidiaries (unless otherwise indicated);

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. Dollars”, “USD” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

•	references to the “Israeli Securities Law” are to Israel’s Securities Law, 5728-1968;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to the “Nasdaq Rules” are to rules of the Nasdaq Global Market.

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

C.          Reasons for the Offer and Use of Proceeds.

Not applicable.

D.          Risk Factors.

There is a high degree of risk associated with our Company and business. If any of the following risks occur, our business, revenues, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline. Below are some of the main risks factors and challenges that we have been facing and may further face, which could have an adverse effect on our business, results of operations and financial condition:

Risk Factors Related to Our Business, Markets, and Industry

Our business could be materially disrupted by negative effects on the semiconductor industry, including as a result of economic, political, legal, regulatory and other changes, in the global or local markets in which we operate.

The semiconductor industry, including the semiconductor equipment industry, relies on a global supply chain and is considered strategically important by major trading countries. Political, economic and financial crises have in the past negatively affected the semiconductor industry and its end markets and could do so again in the future. The semiconductor industry may also be materially affected by the impact of geopolitical tensions and related actions, such as the ongoing geopolitical conflict between Russia and Ukraine, China and Taiwan, and any sanctions that the U.S. government have or may impose in this regard. Trade barriers have had a particularly adverse impact on the semiconductor industry and related markets. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and semiconductor industry and could cause turmoil in global markets, which in turn often results in declines in our customers’ electronic products sales and could decrease demand for our products and services. Also, any increase in the use of economic sanctions or export control restrictions to target certain countries and companies could impact our ability to continue supplying products and services to our customers globally and to our customers’ demand for our products and services, and could disrupt semiconductor supply chains. Such circumstances could lead to further disruption to international commerce and the global economy, and could have a negative effect on our ability to sell to, ship products to, collect payments from, and support customers in certain regions based on trade restrictions, embargoes, logistics restrictions and export control law restrictions. We may also experience a shortage of certain semiconductor components, increased costs, and delays in shipments due to supply chain disruptions caused by geopolitical conflicts such as the ongoing conflict between Russia and Ukraine.

Further, protectionist measures, laws or governmental policies may encourage our customers to relocate their manufacturing capacity or supply chain to their own respective countries or other countries, or require their respective contractors, subcontractors and relevant agents to do so, which could impair our ability to sustain our current level of productivity and manufacturing efficiency.

We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as: instability of foreign governments, including the threat of war, military conflict, civil unrest, regime changes, mass migration and terrorist attacks; natural events such as severe weather, earthquakes and tsunamis, or the effects of climate change; epidemics or pandemics such as disease outbreaks or more recently COVID-19 and other health related issues; changes in, or uncertainty about, laws, regulations (including executive orders) and policies affecting trade and investment, and including through the imposition of trade and travel restrictions, government sanctions, local practices which favor local companies and constraints on investment; complex and varying government regulations and legal standards, particularly with respect to export control regulations and restrictions, customs and tax requirements, data privacy, intellectual property and anticorruption; and differing practices of regulatory, tax, judicial and administrative bodies, including with regards to the interpretation of laws, governmental approvals, permits and licenses. In addition, the semiconductor industry is cyclical and has been subject to significant downturns from time to time as a result of global economic conditions, as well as industry-specific factors such as over-ordering in recent years which in turn results in excess inventory within our customers, built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences.

Downturns are typically characterized by reduction in overall demand, accelerated erosion of selling prices, reduced revenues and high inventory levels, any of which could result in a significant deterioration of our results of operations. Such macro-economic trends typically relate to the semiconductor industry as a whole rather than to the individual semiconductor markets to which we sell our products. To the extent that industry downturns are concurrent with the timing of new increases in production capacity or introduction of new advanced technologies in our industry, the negative effects on our business from such industry downturns may also be more severe. We have experienced revenue volatility and market downturns in the past and expect to experience them in the future, which could have a material adverse impact on our results of operations and financial condition.

Cyclical downturns, as those we have experienced in the past, and the expected slowdown in 2023, may cause material reductions in the demand for the products and services that we offer, and may result in a decline in our sales. In addition, our ability to significantly reduce expenses during such cyclical downturn may be limited because of: our continuing need to invest in research and development; our continuing need to market our new products; and our extensive ongoing customer service and support requirements worldwide.

We may be exposed to inventory-related losses on inventory purchased by us or by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required due to inaccurate forecasts or business changes. In addition, part of our inventory may be written off, which would increase our cost of revenues. If the actual orders from our customers are lower than projected, or the mix of products ordered changes, or if we decide to change our product line and/or our product support strategy, we will have excess inventory of raw materials or finished products. Excess inventory may become obsolete or over-stated on our balance sheet. Given the significant increase in components lead time, we increased our inventory levels significantly, and the risk of inventory write-offs due to, among other factors, missing our forecast, has increased. Any such write-off may negatively impact our gross profit, working capital and cash flow.

Changes in global trade policies beyond our control may adversely impact our business, financial condition and results of operations.

The institution of trade tariffs globally, as well as the threat thereof, could negatively impact economic conditions, which could have negative repercussions for our business. The international environment in which we operate is affected by international trade agreements and other governmental actions related to tariffs. Furthermore, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

Specifically, starting in 2018 and to date, the U.S. Department of Commerce has taken actions to restrict exports to several Chinese based semiconductor manufacturers which have been added to the U.S. EAR (export administration regulations) Entity List. These manufacturers have acquired and continue to acquire several of our metrology solutions. In October 2022, the U.S. Department of Commerce introduced additional restrictions that have limited the ability of our U.S. subsidiary to serve a small portion of the available Chinese market. Consequently, our U.S. subsidiary is required to obtain certification/license in order to ship to certain Chinese entities, which are known to have or are known to plan to have, certain advanced-nodes manufacturing or development abilities (as those are defined in the regulations). The new restrictions also apply to shipments of high-power advanced chips to China (as those are defined in the regulations), by any entity.

These new restrictions also impose personal liability on any “U.S. Person” with “knowledge” that any item shipped, transmitted or transferred will be used for certain advanced nodes and\or high-powered chips development or production. In some cases, the abovementioned export restrictions might also be applicable to the products which we export from countries other than the US, either by international arrangements made between countries, as updated from time to time, imposing export limitation and supervisory duties, or by limitations on re-export of certain U.S. origin items. Certain additional export administration regulations issued by the U.S. Department of Commerce since October 2022, which do not apply to us, may have an adverse effect on the semiconductor manufacturing sector in China and reduce the demand for semiconductors equipment from this sector and therefore to indirectly effect our sales in China.

Since the introduction of these restrictions, we have put in place processes to ensure compliance with these restrictions. While we continue to monitor new sanctions and restrictions that could arise, any potential violations of such laws whether U.S. or other jurisdictions, could have an adverse impact on our reputation, business, results of operations and financials. Any such developments may result in a decrease in demand for our products and technologies as well as delays in payments from our customers. In addition, we could face increased competition as a result of China's programs to promote a domestic semiconductor industry and supply chains (including the Made in China 2025 campaign).

A substantial majority of our sales have been to manufacturers in the Asia Pacific region, with China being our largest territory. The concentration of our sales and other resources within a particular geographical region, subjects us to additional material risks.

             In 2022, our sales in the Asia Pacific region (mainly China, Taiwan and South Korea) accounted for approximately 77% of our total revenues with sales to China being 44% of our total revenues. A number of Asian countries have experienced or could experience political and economic instability. For instance, Taiwan and China encountered a number of continuous disputes, as have North and South Korea, and Japan has experienced significant economic instability for a number of years. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. Changes in local legislation, changes in governmental policies, controls and regulations, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which is our largest territory, where the nature of the economy, local legislation, governmental policies and regulatory environment are rapidly evolving and where foreign companies may face the negative effects of changed governmental policies, regulatory, business and cultural obstacles. Additionally, recent policies adopted by China with respect to trade, may present obstacles, such as regulatory restraints or significant increases in tariffs on goods imported into these markets. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate and control of foreign exchange, and allocation of resources. Our business is subject to the risks associated with doing business in China, including: trade protection measures, such as tariff increases, and import and export licensing and control requirements; potentially negative consequences from changes in tax laws; difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China; historically, lower protection of intellectual property rights; changes and volatility in currency exchange rates; and unexpected or unfavorable changes in regulatory requirements.

We  may be effected by global economic trends such as recession, rising inflation, rising interest rates, economic slowdown, etc.

       The recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Such changes, and their impact on the global macro-economic environment, can impact our business, operating results, and financial condition. Our business, and our customers’ businesses, are sensitive to macroeconomic conditions. The above economic factors are among the most significant factors that impact customer spending behavior. Weak economic conditions or a significant deterioration in economic conditions, including sustained and prolonged recession, have reduced, and may continue to reduce, the amount of disposable income customers have, which, in turn, reduces customer spending. This has had, and may continue to have, an adverse effect on our business, financial condition, and results of operations.

The recent increase in inflation rates in the markets in which we operate may lead us to experience higher operating costs, as well as decrease in demand due to the occurrence of these circumstances within our customers. Our suppliers may raise their prices and, in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, any such increase in prices, even if possible, may not be accepted by our customers. Further, recent increases in interest rates, and any additional increases in interest rates, lead us, and our customers, to experience higher financing costs, which may, in turn, negatively affect our business, financial condition and results of operations. In the event of a global recession or certain other economic conditions forcing the Company to materially reduce its expenses. As a result, we may have difficulty achieving continued profitability during a protracted slowdown. Further, we manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits in Israel. Our ability to access deposits at individual banking institutions can also be negatively affected by the bankruptcy of one or more of the banks in which or through which we hold or invest our cash reserves, liquidity, credit deterioration, financial results, economic risk, political risk, regulatory changes, sovereign risk, exchange control, or other factors such as, for example, the conditions that led to the closure of Silicon Valley Bank during March 2023.

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

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely.  Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities.  During times of war and other major conflicts, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.  Our servers and computer systems could be vulnerable to cybersecurity risks. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks. Given the substantial increase of cyber-attacks in recent years, we have implemented network security technological, operational and organizational measures and drafted an internal global information technology security policy. This policy, which follows industry best practices and focuses on Camtek’s network and information security, was reviewed by our audit committee and board of directors. The possible cyber-attacks via unauthorized access, exploitation, manipulation, deception, corruption, disruption, damage, leak, theft or loss of our intellectual property or any other digital assets could result in liabilities to us and other material costs. Cyber-attacks aimed at our digital assets could accumulate increased costs to prevent, respond to or mitigate these incidents. It is also possible that our digital assets and business processes could be jeopardized, compromised or halted via cyber-attacks, without being noticed for some time. Although we have not yet experienced any cyber-attacks that have materially affected our operations, we have experienced several failed attempts to penetrate our systems and cannot fully provide assurance that any potential cyber incidents will not have a material impact on our company in the future. Even though we have invested in implementing various cyber security solutions in our networks and systems, in order to mitigate and reduce our exposure to these cyber risks, we can provide no assurance that our current digital assets are fully protected against all sorts of cyber-attacks by malicious third parties. We have purchased a cyber-liability insurance policy to cover certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred. In addition, the potential liabilities associated with these events could exceed the insurance coverage we maintain as they could lead to financial losses, damage to our reputation, business processes, financial condition and results of operations. In addition, we may further expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. Comprehensive data protection laws, including the General Data Protection Regulation (“GDPR”), which imposes stricter obligations and provides for greater penalties for noncompliance. Additionally, laws in all 50 U.S. states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The California Privacy Rights Act, or the CPRA, which took effect in most material respects on January 1, 2023, significantly modifies the CCPA, potentially resulting in further uncertainty as the California Privacy Protection Agency is still working to promulgate final rules. We may be required to incur significant costs to comply with such data and privacy protection laws, as applicable to our company, or else face an adverse effect on our business prospects and/or financial position. As we have a presence in Europe, our European subsidiaries are subject to the GDPR in relation to their collection, control, processing, sharing, disclosure and other use of data relating to their employees or customers. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could result in increased compliance costs and/or changes in business practices and policies.

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

Global and local price-pressures may increase our costs of operations.

We have encountered during the last year, an increase in the costs of raw materials, components, electric power and water, shipping and in turn the cost of the R&D, production and sales workforce, and there is a global concern that such trend will continue. If the price pressure intensifies, this could materially and adversely affect our results of operations, financial condition and business.

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

Our quarterly operating results have varied in the past and could continue to vary from quarter to quarter or from our expectations for any specific period in the future, as we cannot assure you that we will be able to maintain improving trends and convert our backlog into sales, profitability and positive operating cash flows. This complicates our planning processes, reduces the predictability of our earnings and subjects our stock to price and volume fluctuations. Period-to-period comparisons of our results of operations may not always provide indications of our future performance. Some of the factors that may influence our operating results include: global economic conditions and worldwide demand for electronic equipment; instability in the global markets and in the geopolitical environment in many parts of the world, including the current war between Russia and Ukraine, as well as other disruptions may continue to put pressure on global economic conditions; changes in demand for our systems; changes made by customers to orders for our systems and/or installation schedules; product introductions and the market penetration period of new products; rapid shifts in industry capacity; the size, timing and shipment of substantial orders; timing of evaluation and qualification of our products by new customers; lack of visibility/low levels of backlog from the preceding quarter; product mixes; pricing of our products; timing of new product, upgrades or enhancements; level of operating expenses such as R&D expenses, agent commissions; fluctuations in interest rates; an outbreak of a contagious disease, such as COVID-19, which may cause us or our suppliers and/or customers to temporarily suspend our operations in the affected city or country; and our profitability may be seriously harmed by currency fluctuations because most of our revenues are generated in U.S. Dollars, but a significant portion of our expenses is incurred in currencies other than U.S. Dollars (mainly New Israeli Shekels). In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly operating results.

We have expanded, and may further attempt to expand our activity within and/or beyond our current served markets, through M&A activity. Such activity may adversely affect our results of operations, financial condition and trading price of our shares.

We have in the past expanded our activity to adjacent markets through M&A, and we may further decide to expand our activity through M&A activities. Such M&A activity could lead to post-merger integration difficulties and increased expenses; diversion of management’s attention from our core business and operations; failure to estimate the acquired businesses’ future performance and failure to execute on such expectations; inaccurate evaluation of the fair value of certain assets acquired, liabilities assumed and contingent liabilities; the loss of key employees of the acquired operations. We may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed and, to the extent applicable, in combining our operations if such a transaction is completed. In addition, as a result of acquisition activity, our future results of operations may be influenced by the possibility of our incurring impairment charges as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5.A - “Operating Results - Critical Accounting Policies” below). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

The duration and the severity of the global outbreak of COVID-19 impacted the global economy and us. Any future outbreak of additional waves of COVID-19, or another pandemic in similar magnitude, could adversely affect our business, financial condition and results of operations.

In recent years, the COVID-19 pandemic resulted in authorities imposing, and businesses and individuals implementing, numerous measures to try to contain the virus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. As our global operations require physical presence in many stages of our business activities, we were particularly vulnerable to the consequences of such measures, and we may be vulnerable to any restrictions that may be further imposed, in case of a renewed outbreak of COVID-19, or any other pandemic with similar effects.  The degree to which a renewed outbreak of COVID-19 (or another pandemic with similar effects) will impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, other actions taken by governments, businesses, and individuals in response to the virus and resulting economic disruption, and how quickly and to what extent normal economic and operating conditions can resume. We are unable to predict the extent of the impact of such renewed or new outbreak of pandemic on our customers, suppliers, vendors, and other partners, and their financial conditions, but a material effect on these parties could also materially adversely affect us. The impact of any renewed outbreak of COVID-19 or similar pandemic can also exacerbate other risks discussed herein, which could in turn have a material adverse effect on us. Developments related to such outbreaks have been unpredictable, and additional impacts and risks may arise that we are not aware of, or unable to respond to appropriately.

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs.

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial market penetration period for new products such as new products under our Eagle product line, and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features. Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, and results of operations. The long sales process may cause an increase in inventory levels and a risk for inventory write downs and write-offs; for more details regarding recent inventory write downs and write-offs see Item 5.A – “Operating Results – Critical Accounting Policies – Valuation of Inventory
”.

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

Third parties, including one of our competitors in the field of semiconductor wafer inspection equipment, previously asserted claims, and may assert additional claims in the future, that we have infringed their patents or intellectual property rights.  We may in the future face such intellectual property claims against us, which, even if without merit, could lead to protracted litigation, could cause delays in introducing new products, could be costly to defend and could divert management’s attention from our business. As a result, any such claim could harm our business and cause a decline in our results of operations and financial condition, which in turn may materially and adversely affect our business and results of operations. Successful claims against us could impose on us monetary awards for damages, as well as for plaintiff’s attorney’s fees and other costs, and could limit our ability to sell products in certain jurisdictions. Additional costs and expenses may also be incurred in the event of out of court settlement of claims against us, which could result in monetary consequences and affect our profitability. We differentiate our products and technologies from those of our competitors by using our intellectual property for the development of our products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. The inability to protect our intellectual property may affect our competitive advantage and we may incur significant expenses.

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

There is an increasing focus on corporate environmental, social and governance (“ESG”) responsibility in the semiconductor industry. A number of our customers have adopted, or may adopt, procurement policies that include ESG provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate ESG policies, practices and metrics. Legal and regulatory requirements, as well as investor expectations, on corporate ESG practices and disclosure, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and manufacturing. If we are unable to comply or are unable to cause our suppliers or contract manufacturers to comply, with such policies or provisions or meet the requirements of our customers and our investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue and results of operations.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) imposes certain duties on us and our executives and directors, including the requirements of Section 404 (Assessment of Internal Control), which requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. Our efforts to comply with such requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2022, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risk Factors Related to Our Ordinary Shares

Sales of our ordinary shares may depress our share price.

Offerings of ordinary shares by us and any issuances or sales of a substantial number of ordinary shares in the public market or otherwise, or the perception that such sales may occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of our ordinary shares. In addition, we have issued a substantial number of ordinary shares in connection with the exercise of RSUs and options to purchase our ordinary shares, and in the future we may issue additional shares in connection with the exercise of existing options, which are eligible for, or may become eligible for, unrestricted resale. Any sales of such shares in the public market or otherwise could reduce the prevailing market price of our ordinary shares, as well as make future sales of ordinary shares by us less attractive or not feasible, thus limiting our capital resources.

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to raise funds successfully and may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  During the period from January 1, 2022 through March 12, 2023, the closing price of our ordinary shares ranged from $48.32 to $21.16 per share. The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time or to plan purchases and sales in advance. A variety of factors may affect the market price and the trading volume of our ordinary shares, including: global economic conditions, which generally influence stock market prices and volume fluctuations, including as a result of the effects of inflation, interest rates and the current war between Russia and Ukraine; investors’ views of the attractiveness of our new products; changes in expectations as to our future financial performance and/or announcements of actual results that vary significantly from such expectations; the announcement by us or our competitors of corporate transactions, merger and acquisition activities or other similar events impacting our financial performance; changes in financial estimates by securities analysts; our earnings releases and the earnings releases of our competitors; market conditions relating to our customers’ industries; announcements of technological innovations or new products by us or our competitors; other announcements, whether by us or others, referring to our financial condition, results of operations and changes in strategy; large block transactions in our ordinary shares;  additions or departures of our key personnel; future offerings or sales of our ordinary shares; and announcements of significant claims or proceedings against us. Many of these factors are out of our control, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

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

Our principal shareholders, Priortech and Chroma, hold a controlling interest in us and have the ability to exercise their control in ways that may be adverse to the interests of our other shareholders. Our relationship with Priortech and Chroma may give rise to a conflict of interests.

Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”), beneficially hold in the aggregate 39.12% of our issued and outstanding ordinary shares. As a result of the voting agreement between Priortech and Chroma, according to which they vote together in Camtek’s shareholders meetings and therefore deemed to be joint controlling shareholders of Camtek, they have the ability to influence the outcome of certain matters submitted to a vote of Camtek’s shareholders, including the election of members of its board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. Mr. Rafi Amit, our Chief Executive Officer, and Mr. Yotam Stern, a member of our Board, hold, as of March 12, 2023, an aggregate of approximately 20.32% of the voting power at Priortech’s general meeting of shareholders, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg (deceased) and Hanoch Feldstien (including the estates of the foregoing deceased founders, the “Priortech Founding Members”), governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves (the “Priortech Voting Agreement”), and as such may be deemed to control Priortech. Messrs. Amit and Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflicts of interest. Mr. Amit, who serves as our Chief Executive Officer on a 90% position, acts as Priortech’s Chairman of the board of directors and provides consulting and management services to Priortech on a 10% basis. Mr. Stern holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech.

In addition, in the framework of the series of definitive agreements signed in February 2019, in which Chroma acquired ordinary shares from Priortech and additional new shares were issued to Chroma by Camtek, Leo Huang, the chairman of the board of directors and a controlling shareholder of Chroma, and I-Shih Tseng, a director and Business Unit President of Chroma, were appointed to serve as members of our board of directors, which may give rise to conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements concerning interested party transactions, including with respect to audit committee, board of directors and shareholder approvals (including the special majority requirement in appropriate cases), we cannot be certain that the possible conflicts of interest in any of these transactions and activities is fully eliminated. For more details regarding our senior management arrangements, see Item 6.B - “Compensation – Employment Agreements” below.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

There is a risk that we may be classified as a passive foreign investment company (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (generally determined on a quarterly basis) for the taxable year consist of assets that produce or are held for the production of passive income. Based on an analysis of our current income, assets, activities and market capitalization and expectations about our future, income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2022, and do not expect to be a PFIC for the current year or in the foreseeable future. However, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. This is a factual determination that must be made annually after the close of each taxable year. The value of our assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. If we were a PFIC at any time when a U.S. holder acquired or held our ordinary shares, such U.S. holder generally will be subject to the PFIC rules with respect to such ordinary shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company”.

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

Risk Factors Related to Our Operations in Israel

Conditions in the Middle East and Israel may adversely affect our operations.

Our headquarters and sole facility (including sole manufacturing facilities) are located in the North of the State of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by hostilities involving Israel; the interruption or curtailment of trade between Israel and its present trading partners; a downturn in the economic or financial condition of Israel; and a full or partial mobilization of the reserve forces of the Israeli army. Also, Israel has been engaged, from time to time, in armed conflicts with Hamas. These conflicts involve missile strikes against civilian targets in the southern parts of Israel and have also involved such missile strikes against central parts of Israel, most recently in August 2022. All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations. Furthermore, the continued conflict with the Palestinians is already disrupting some of Israel’s trading activities. Certain countries, primarily in the Middle East, but also in Malaysia and Indonesia, as well as certain companies and organizations around the world, continue to participate in a boycott of Israeli brands, and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example by way of sales opportunities that we could not pursue or from which we will be precluded in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the share price of our ordinary shares.

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

Another risk for political, social and economic instability in Israel is associated with the extensive changes pursued in early 2023 by the current Israeli government with respect to Israel’s judicial system. In response to such developments, individuals, organizations and financial institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors, and to attract or retain qualified and skilled “talents” and personnel. We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Our ability to take advantage of Israeli government programs and tax benefits may change, which could increase our tax expenses.

We have previously participated in certain Israeli government programs and enjoyed certain tax benefits, particularly tax exemptions, resulting from our “Approved Enterprise” status, provided to us due to our manufacturing facilities in Israel. In order to continue to be eligible for these programs, or similar programs, and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund any tax benefits already received. Further, these programs and tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. For information regarding the above-mentioned tax benefits, see Item 10.E– “Taxation – Israeli Taxation - Tax Benefits under the Law for the Encouragement of Capital Investments, 1959” Below.

The government grants we received for know-how research and development expenditures impose certain restrictions on utilization of the funded grants and may expose us to payment of royalties in connection with the commercialization thereof.

We have received government grants from the Israel Innovation Authority (the “IIA”) for the financing of a portion of our research and development expenditures over the years. Even following full repayment of any IIA grants, and unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and the regulations promulgated there under (together: the “R&D Law”), with respect to technologies the development of which was financed by such grants (the “Financed Know-How”), including an obligation for repayment of such grants from sales of products based on the Financed Know-How, if and when such sales occur. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior consent may be given by the IIA subject to payment of increased royalties. Although as of the date of this Annual Report, no Financed Know-How is used or incorporated in our current or currently anticipated product lines, these restrictions and requirements for payment could in the future – if and as applicable – impair our ability to sell such Financed Know-How, or to outsource or transfer manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.  For more information regarding the above-mentioned and other restrictions imposed by the R&D Law and regarding grants received by us from the IIA (and the repayment thereof), see Item 4.B - “Business Overview – The Israel Innovation Authority” below.

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

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to U.S. public companies, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of our highly compensated executives as well as disclosure of the compensation determination process; the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profit realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). In addition, we are permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based compensation plans, with respect to the Nasdaq requirement to have a separate compensation committee and a formal charter for such committee, and with respect to the quorum requirement for the convening of general meetings of shareholders; See in Item 16G. “Corporate Governance” below. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection to investors than is afforded under the Nasdaq Rules applicable to domestic issuers.

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

A.          History and Development of the Company

Our legal and commercial name is Camtek Ltd. We were incorporated under the laws of the State of Israel in 1987 and operate under the Companies Law. Our headquarters are located in Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek 23150, Israel, and our telephone number is +972-4-604-8100. Other than Israel, we currently have operations in the Asia Pacific region, North America and Europe. Our agent for service of process in the United States is Camtek USA, Inc., located at 1815 NW 169TH PL Ste 1080, Beaverton, Oregon 97006-7365, Tel: 510-624-9905. We have been a public company since July 2000. Our ordinary shares are listed on the Nasdaq Global Market and on the TASE.

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

In February 2019, the Company signed a series of definitive agreements, referred to as the “Chroma Transaction”, in the framework of which Chroma acquired a total of 6,117,440 ordinary shares from Priortech at a price of $9.50 per share, and an additional 1,700,000 new shares were issued to Chroma by the Company, at the same price of $9.50 per share; as of March 12, 2023, Chroma holds 17.54% of our ordinary shares, while Priortech holds 21.58% of our ordinary shares. The Chroma Transaction was closed in June, 19, 2019 (the “Chroma Closing Date”), following the occurrence of closing conditions defined therein, including the approval of the Chroma Transaction by the Company’s shareholders in our 2019 annual general meeting of shareholders, dated June 3, 2019 (the “2019 AGM”) as well as the grant of approvals by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC).

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

B.          Business Overview.

Our Business

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Packaging, Heterogenous Integration (HI), Compound Semiconductors, Memory, CMOS Image Sensors, Power, RF and MEMS, serving the industry’s leading global IDMs, OSATs, and foundries.

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

Our Markets

The semiconductor manufacturing industry produces integrated circuits mainly on silicon wafers but also on other materials and on compound semiconductors (for example, Silicon Carbide – SiC, and Gallium Nitride - GaN). Each wafer contains numerous integrated dice containing microelectronic devices. The growth of the semiconductor manufacturing industry in the past few years has been driven largely by demand from electronics such as smartphones and the proliferation of applications including the Internet of Things and cloud computing. Continued growth is expected with the enhancements of existing products, the introduction of the 5G networks and the inclusion of emerging technologies such as Artificial Intelligence (AI), as well as rapid growth in automotive, electrical and autonomous vehicles and industrial electronics. The effect of such market growth trends on the demand for Inspection and Metrology systems is driven by two main factors: (i) growing electronic devices manufacturing volume requires more equipment (ii) applications such as automotive and mobile phones require a higher level of reliability and hence more Inspection and Metrology.

In the fast-growing advanced packaging market segment, which includes a wide variety of devices and technologies, new inspection and measurements steps become crucial to ensure a known-good-package. The bumps are becoming the main interface instead of the conventional wire bonding. There is a wide variety of bump types and sizes which are used for different packaging requirements. Camtek’s systems are equipped with state-of-the-art metrology and inspection capabilities designed to address many of those inspection and metrology steps, including bump height, die stack planarity, RDL dimensions and surface defects. These are examples of typical process steps where inspection and metrology are critical to ensure high quality products.

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

The transition toward 5G, the fifth generation of cellular networks, also creates opportunities for Camtek. 5G smartphones and provides improved efficiency and wide bandwidth, by using an increased number of RF filters (up to three times the former amount) with much smaller geometries. These challenges require more accurate and, in many cases, 100% inspection and metrology. Camtek offers dedicated inspection solutions to support the growing RF manufacturing market, enabling high-volume manufacturing at high throughput.

Compound semiconductors are undergoing a major expansion addressing many new applications and using various materials such SiC, GaN, GaAs and others, to improve the performance of new devices such as Power and Face Recognition applications.

The compound semiconductors manufacturing process is unique and requires dedicated solutions for Inspection and Metrology. Compound Semiconductors have unique properties, including high temperature and heat resistance, enhanced frequency and faster operation, which are some of the key demands in various advanced applications such as the automotive, AI and mobile devices. Camtek’s offering includes the inspection of epitaxial layers, inner cracks within the epitaxial layer, surface topography, bow measurement, data analysis and more.

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

Product Lines

Inspection and Metrology Systems

Our systems consist of:

•	an electro-optical assembly unit which captures the image of the inspected product and which consists of a video camera, precision optics and illumination sources;

•	a precise, movable table, that holds the inspected product; and

•	an electronic hardware unit, which operates the entire system and includes embedded components that process and analyze the captured image by using our proprietary algorithms.

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
Eagle-i
The Eagle-i system family is designed for high volume 2D inspection, delivering superior 2D inspection and 2D metrology capabilities. The system utilizes the most advanced algorithms enabling detection of down to sub-micron defects and measuring two-micron line and space redistribution layer (“RDL”). The Eagle-i system family includes the EagleT-I and EagleT-I Plus models, which were designed for better accuracy and optical resolutions and higher throughput.

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

Our customers are semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDMs) and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2020, and 2021, no individual customer accounted for more than 10% of our total revenues. However, in 2022, one customer accounted for 11% of our total revenues. As of December 31, 2022, our installed base was over 1,800 systems.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (In thousands)
China	141,959	147,651	66,428
Asia Pacific	63,455	45,571	49,966
United States	54,741	28,641	9,847
Korea	43,256	31,709	21,161
Europe	17,498	16,087	8,457

Total	320,909	269,659	155,859

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

As of December 31, 2022, 175 of our employees were engaged in our worldwide marketing and support efforts, including support and marketing administration staff. Due to the concentration of customers in the Asia Pacific region, we have significantly expanded our marketing and support teams in this region.

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

As of December 31, 2022, the total amount of grants received by us from the IIA and not yet repaid (including interest accrued by Camtek) was $8.3 million. This amount also includes grants received by Printar, which we assumed in the framework of the acquisition of Printar’s assets and certain liabilities, and it has been written off as we believe that no such payments will be made to the IIA (for more information please see the discussion relating to the cessation of the FIT activity in Item 4.B - “Business Overview – Our Business” above). As of the date of this Annual Report, no Financed Know-How is utilized in our current or currently anticipated activities.

At the end of 2021, the publication of the LIBOR ceased, and alternative interests were applied throughout the worldwide economy. As of the date of this Annual Report, the IIA has not yet published the alternative interest that will be applied on the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this Annual Report, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2022	2021	2020
	(U.S. Dollars in thousands)
Machinery and equipment*	6,162	3,390	2,939
Right of use (ROU) assets **	2,079	2,546	831
Computer equipment and software	1,438	990	631
Building and leasehold improvements	3,600	1,777	273
Vehicles	3	216	176
Office furniture and equipment	117	76	168
Total	13,399	$8,995	$5,018

* including transfer of inventory to fixed assets in the aggregate of $2,893, $2,204, and $1,772 in 2022, 2021 and 2020, respectively.
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

C.          Organizational Structure

Through its affiliated companies, one of our principal shareholders, Priortech, engages in various aspects of the electronic production, including, advance packaging designs for the semiconductor industry and advanced organic coreless substrate technology. Priortech currently holds 21.58% of our outstanding ordinary shares and is a party to the Chroma Voting Agreement. Under the Chroma Voting Agreement, Priortech is entitled to nominate three Board members. We have no revenues from sales to affiliates and subsidiaries of Priortech.

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

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 124,000 square feet of which 45,500 square feet are devoted to the manufacturing of our products.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 30,000 square feet.

Item 4A.    Unresolved Staff Comments.

     None.

Item 5.	Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  The following discussion does not address certain items in respect of our fiscal year ended December 31, 2020, in reliance on amendments to disclosure requirements adopted by the SEC. A discussion of our fiscal year ended December 31, 2020 may be found in “Item 5 – “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 15, 2022.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our Inspection and Metrology core technology; see in Item 4.B “Business Overview - Our Business” above.

We sell our systems internationally. The majority of sales of our systems in 2022 were to manufacturers in the Asia Pacific region, including South Korea, China, Taiwan and South East Asia, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In the year ended December 31, 2022, our sales in the Asia Pacific region (mostly China, Taiwan and South Korea) accounted for approximately 77% of our total revenues.

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

The Company does not incur costs in obtaining a contract except for agents’ commissions, which are incurred upon the recognition of revenues. Service revenues from maintenance contracts are recognized ratably over the contract period.

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

The Company’s multiple performance obligations consist of product sales, installation services and non-standard warranties. Effective October 2020, for cases in which product revenue has been recognized but installation has not occurred as of the balance sheet date, a fixed amount is deferred from revenue in respect of the installation services yet to be performed. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

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

In the years 2022 and 2021 we wrote-off inventory in the amount of approximately $0.3 million and $0.4 million, respectively which were related to damaged, obsolete, excess and slow-moving inventory. These amounts are included in the item line called “Cost of revenues” in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. Inventory that is not expected to be converted or consumed in 2023 is classified as non-current. As of December 31, 2022, a $5.4 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2022. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate was 3.0% in 2022, based on our understanding of what our credit rating was at that time Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. When determining the probability of exercising such options, we consider contract-based, asset-based, entity-based, and market-based factors. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

Comparison of Period-to-Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31,
	2022	2021	2020
Total Revenues	100.00%	100.00%	100.00%
Total cost of revenues	50.19%	49.07%	53.01%
Gross profit	49.81%	50.93%	46.99%
Operating expenses:
Research and development expenses	8.99%	8.70%	12.56%
Selling, general and administrative expenses..	15.42%	15.94%	19.91%
Total operating expenses	24.42%	24.64%	32.47%
Operating profit	25.40%	26.29%	14.52%
Financial income , net	2.08%	0.38%	0.50%
Income tax expenses	(2.57)%	(4.32)%	(1.04)%
Net income	24.91%	22.35%	13.97%

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Revenues. Revenues increased by 19% to $320.9 million in 2022 from $269.7 million in 2021, due primarily to an increase in the number of product units sold.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $159.9 million in 2022 from $137.3 million in 2021, an increase of $22.6 million, or 16%. Our gross margin decreased to 49.8% in 2022, compared to a gross margin of 50.9% in 2021, mainly as a result of inflationary and supply chain pressure on our bill of materials.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2022 increased by 23% to $28.9 million from $23.5 million in 2021 due to higher investment in new products and technologies, as well as an increase in headcount.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 15% to $49.5 million in 2022 from $43.0 million in 2021, mainly due to increased salary expenses and professional services.

Financial Income, Net. We had net financial income of $6.7 million in 2022 compared to $1.0 in 2021. Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $0.4 million in 2022 compared to income of $0.05 million in 2021.

Provision for Income Taxes. Income tax expense was $8.2 million in 2022, a decrease of $3.5 million from the $11.7 million expense in 2021. This is due to a settlement with the Israeli Tax Authorities which resulted in a one-time tax expense of $5.3 million in 2021 in respect of its historical exempt earnings, partially offset by an increase in income.

Net Income. We realized net income of $79.9 million in 2022 compared to net income of $60.3 million in 2021, due to increased revenues.

B.           Liquidity and Capital Resources

At December 31, 2022, our cash and cash equivalent and deposit balances totaled approximately $478.7 million compared to approximately $429.9 million at December 31, 2021. The year-to-year increase in cash and cash equivalents and deposits mainly results from positive operating cash flow. Our cash is invested in bank deposits spread among several banks, primarily in Israel.

From our inception through December 31, 2022 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $11.9 million in a public offering of our shares in May 2015, $16.2 million pursuant to the share issuance under the Chroma Transaction in June 2019, and $64.3 million in a public offering of our shares in November 2020. Further, in November 2021, we closed an offering of $200 million aggregate principal amount of Convertible Notes due 2026 (see Item 4.A. – “History and Development of the Company”).

Our working capital was approximately $468.5 million in 2022 and $430.5 million in 2021. The increase is mainly attributed to increased cash and cash equivalents, and short-term deposits, increased inventories and accounts receivable.

Our capital expenditures during 2022 were approximately $13.4 million, mainly to increase our production capacity and to support our R&D, operations and IT activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2022 and 2021 totaled $57.8 million and $61.0 million, respectively.

During 2022, cash provided by operating activities was primarily attributed to net income, offset by increases in inventory and trade accounts receivable.

During 2021, cash provided by operating activities was primarily attributed to net income and the increase in trade account payable and other current liabilities, offset by increases in inventory and trade accounts receivable.

Cash flow from investing activities

Cash flow used in investing activities in 2022 was $150.8 million, due to investment in short-term and long-term deposits and fixed and intangible assets. Cash flow used in investing activities in 2021 was $120.2 million, due to investment in short-term deposits and fixed and intangible assets.

Our capital expenditures in 2022 included investment in our facilities, whereas in 2021 they were used primarily for operating activities.

Cash flow from financing activities

No cash flow was provided by financing activities in 2022.

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

Camtek has been granted the status of Approved Enterprise, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period which ended in 2014. In addition, Camtek elected 2010 as the year of election for a period which ended in 2021.

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

As of December 31, 2022, we had 119 employees engaged in R&D, all of whom are based in our headquarters in Israel. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $28.9 million and $23.5 million for the years ended December 31, 2022 and 2021, respectively, representing 9.0% and 8.7% of the total revenues for the years then ended.

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

We have 139 issued and applied-for patents worldwide, of which 90 are registered patents and 2 U.S. provisional applications. These patents relate to our proprietary technology and know-how developed for Inspection and Metrology and Functional Inkjet Technology tools. We also have one registered trademark in Israel.

D.          Trend Information

The OECD has forecasted the world GDP to decline by 2.3% in 2023. See "Item 3D. Risk Factors" above. The semiconductor industry will probably be influenced by weakness or uncertainties in global economic conditions. The outlook for 2023 currently projected by VLSI Research and SEMI Organization is to be a down year and Wafer Fab Equipment is projected by most analysts to decline by 15-30% compared to 2022. See "Item 3D. Risk Factors" in this annual report on Form 20-F. For specific trend information regarding the markets in which we operate see Item 4.B - “Business Overview - Our Markets” above.

E.            Critical Accounting Estimates – see Item 5.A “Operating Results – Critical Accounting Policies and Estimates”

Item 6.	Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	74	Director and Chief Executive Officer
Moty Ben-Arie Orit Stav	68 52	Director, Chairman of the Board of Directors* Director
Yotam Stern Leo Huang	70 69	Director Director
I-Shih Tseng	61	Director
Yael Andorn	52	Director**
Yosi Shacham-Diamand	69	Director**
Moshe Eisenberg	56	Chief Financial Officer
Ramy Langer	69	Chief Operating Officer
Orit Geva Dvash	51	Vice President - Human Resources

* Moty Ben Arie serves as our Chairman of the Board of Directors as of January 1, 2023.

** Ms. Yael Andorn and Prof. Yosi Shacham-Diamand serve as our external directors (as such term is defined under the Companies Law) since October 2018.

Set forth below is a biographical summary of each of the above-named directors and senior management.

Rafi Amit has served as our Chief Executive Officer since January 2014, and previously as our Chairman of the Board of Directors from the 2019 AGM until December 31, 2022. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Moty Ben-Arie serves as our Chairman of the Board since January 1, 2023. From March 2017 until the 2019 AGM, Mr. Ben-Arie also served as our Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and serves as the Chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

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

I-Shih Tseng has served on our Board of Directors as a representative of Chroma since June 3, 2019. Mr. Tseng joined Chroma in 1998, serving as a director since June 6, 2012, and as Business Unit President of Chroma since July 1, 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng received his PhD degree in Mechanical Engineering from Pennsylvania State University in 1992.

Yael Andorn has served on our Board of Directors since October 3, 2018, and she is currently the Chairperson of our Audit Committee. Ms. Andorn is the founder and CEO of CapitalA, and serves on the Boards of Directors of Israeli public companies such as El-Al Airlines and Castro. Ms. Andorn previously served on private and public boards, including Midroog-Moody’s Rating, Oil Refineries (Bazan), Retalix,  The National Lottery, Clal Health Insurance and Clal Credit Insurance, and as head of the Investment Committee of the Teacher’s Saving Fund. Ms. Andorn served as director general of Israel’s Ministry of Finance between 2013 and 2015 and as Partner at Viola Credit between 2012 and 2013. Between 2005 and 2011, Ms. Andorn served as CEO at Amitim and also served on its investment committee. Ms. Andorn held several positions at Israel’s Ministry of Finance Budget Department, Bank of Israel and IDF 8200 Intelligence Unit. Ms. Andorn holds a Bachelor of Economics and a Master in Business Administration from the Hebrew University of Jerusalem.

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

B.          Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2022 to all persons listed in Section A (Directors and Senior Management) above, was approximately $4.5 million. This sum includes $0.1 million paid to provide pension, retirement or similar benefits, amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan which includes our executive officers. The plan is based on our overall performance, and individual performance. Up to 50% of the performance objectives of our executive officers may be qualitative, provided that with respect to our Chief Executive Officer such portion shall not exceed three monthly base salaries. The measurable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, operating or net income and collection. The plan for our executive officers is reviewed and approved annually by our Audit Committee (in its capacity as our Compensation Committee) and Board of Directors, as is any bonus payment to an executive officer made under such plan (provided that with respect to the bonus plan for our CEO we also obtain shareholder approval – see in Item 6.B - “Compensation – Employment Agreements” below).

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

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see Item 6.C - “Board Practices – External Directors – Qualification” below) during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”. All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position (1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)	Other (USD) (5)	Total (USD)
Rafi Amit – Chief Executive Officer	313,134	352,125	1,022,700	122,312	1,810,271
Ramy Langer - Chief Operating Officer	334,834	180,000	580,271	-	1,095,105
Moshe Eisenberg - Chief Financial Officer	299,133	150,000	502,002	-	951,135
Orit Geva-Dvash - Vice President, Human Resources	210,224	82,143	302,182	-	594,549
Yael Andorn – Director, Chairwoman of the Audit Committee	-	-	31,074	65,432	96,506
Total	1,157,325	764,268	2,438,229	187,744	4,547,566

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

(4)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2022, for each Covered Office Holder, based on the options’ fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

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

Effective May 26, 2015, we entered into an amended employment agreement with Mr. Amit, Chief Executive Officer. Under his amended employment agreement, Mr. Amit spends 90% of his time in service as our CEO, and his compensation includes: (i) an annual base salary in the amount of $313,133 (the “CEO Base Salary”); (ii) an annual performance-based bonus; and (iii) and annual grant of equity. At our 2021 annual general meeting of shareholders, dated August 18, 2021 (the “2021 AGM”), our shareholders approved a three-year cash bonus plan for Mr. Amit, for the years 2021-2023 (inclusive). According to the cash bonus plan, Mr. Amit’s annual on target cash bonus for each of these years shall be equal to not more than the CEO Base Salary, conditioned upon his performance in each of these years measured against criteria pre-determined by our Compensation Committee and Board of Directors, with respect to the applicable year. According to the annual equity plan, Mr. Amit’s annual grant of equity for each of these three years shall not exceed 300% of the CEO Base Salary, and at least 40% of it shall be subject to performance-based vesting or otherwise comprised of options with a fair market value exercise price.

Further, Mr. Amit’s amended agreement contains confidentiality provisions for the term of Mr. Amit’s service and thereafter, and non-compete provisions for the term of Mr. Amit’s service and for a six-month period after the termination of his service. It provides that all intellectual property developed by Mr. Amit, or in which he took part, during or in connection with his services, is our sole property. The agreement may be terminated by the Company at any time, by written notice of termination delivered to Mr. Amit six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including in the case of a breach of fiduciary duty.

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

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of eight members. At our 2022 annual general meeting of shareholders (the “2022 AGM”), each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, Leo Huang, I-Shih Tseng and Orit Stav were re-appointed for service as our directors. All directors were appointed following the recommendation by the Company’s Nomination Committee, and each of them is serving an approximately one-year term, which is due to expire at our 2023 annual general meeting of shareholders (the “2023 AGM”). In addition, following the recommendation of our Nomination Committee and Board of Directors, our shareholders approved, at our 2021AGM, the re-appointment of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand as external directors in accordance with the Companies Law, for An additional term of three years each.

According to the Chroma Voting Agreement (see Item 4.A. – “History and Development of the Company”), Chroma is entitled to nominate two members, and Priortech is entitled to nominate three members, to the Company’s eight member Board. The remaining seats are held by two external directors and two additional independent directors.

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

Seven of our eight members of the Board - Mses. Yael Andorn and Orit Stav and Messrs. Yotam Stern, I -Shih Tseng, Leo Huang, Yosi Shacham-Diamand and Moty Ben Arie - qualify as independent directors under the Nasdaq Rules. Four of our eight members of the Board - Mses. Yael Andorn and Orit Stav and Messrs. Yosi Shacham-Diamand and Moty Ben Arie - qualify as independent directors under the Companies Law.

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

Our External Directors. Ms. Yael Andorn and Prof. Yosi Shacham-Diamand were re-appointed as our external directors at the 2021 AGM, for a second three-year-term which will expire on September 19, 2024. Our Board of Directors has determined that Ms. Andorn has the “accounting and financial expertise” and that Mr. Shacham-Diamand has the “professional qualifications” required by the Companies Law.

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

As consideration for their service as directors and their participation in each meeting of the Board or Board’s committees, we pay each of our external and independent directors (all Board members except for Messrs. Amit, Stern, Huang and Tseng) a fixed annual fee, a fixed participation fee and reimbursement of expenses in the following amounts: NIS 130,000 (approximately $37,000) as annual fee, NIS 3,500 (approximately $1,000) as in-person participation fee, NIS 2,100 (approximately $600) for conference call participation and NIS 1,750 (approximately $500) for each written resolutions. As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, and the maximum amounts of such fees as set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations. The above-mentioned cash remuneration is in line with the Company’s Executives & Directors Compensation Policy (the “Compensation Policy”), according to which each of the Company’s non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees. Messrs. Amit, Stern, Huang and Tseng do not receive any payment with respect to their service as our directors.

At the 2021 AGM, our shareholders approved an annual equity award mechanism for our directors, pursuant to which, each of our directors who are not classified as controlling shareholders (including our external directors but excluding Mr. Tseng, who himself is not a controlling shareholder, but serves as our director pursuant to the Voting Agreement and therefore does not receive any compensation for such service), either currently serving or as shall be appointed from time to time (“Non-Controlling Directors”), will be entitled to a fixed annual equity award, comprised of an equal mix between options to purchase Shares at an exercise price equal to the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant, and RSUs, bearing an annual value of $50,000 (the “Annual Equity Award”).

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

Our Audit Committee. The members of our Audit Committee are Mses. Yael Andorn and Orit Stav, and Mr. Yosi Shacham-Diamand, all of whom are independent directors in accordance with Nasdaq Rules and meet the independence criteria set forth in the Companies Law. Ms. Andorn is the Chairperson of our Audit Committee and qualifies as its audit committee financial expert.

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

Our Nomination Committee. In 2018, our Board of Directors appointed a Nomination Committee, comprised of our two external directors, Ms. Andorn and Mr. Shacham-Diamand, both of whom qualify as independent under the Nasdaq rules. Consistent with the requirements of the Nasdaq Rules, our Nomination Committee is responsible for: (i) identifying potential new candidates for service on the Company’s Board of Directors, taking into account, inter alia, the candidate’s applicable experience, expertise and/or familiarity with the Company’s field of business, as well as the candidate’s ethical character, independent judgment and industry reputation; (ii) conducting appropriate inquiries into the backgrounds and qualifications of potential candidates for service as directors; (iii) reviewing and resolving whether or not to approve arrangements with respect to such candidates; and (iv) recommending to the Board nominees for election (including re-election) to the Company’s Board of Directors.

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

We have adopted a new compensation policy for office holders, which was approved by our shareholders at a special general meeting of shareholders held in July 2020 and amended at the 2021 AGM (together with such amendment, the “Compensation Policy”). The following is a brief overview of the main terms included in the Compensation Policy, specifically describing the amendments made at the 2021 AGM:

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

We currently hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders, including our directors. This policy was approved by our Compensation Committee on January 13, 2023 and is effective until April 30, 2024.

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

D.	Employees

Employees

The following table sets forth the number of our employees engaged in the specified activities at the end of each of the years 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020
Executive management	4	4	4
Research and development	119	104	93
Sales support	121	113	101
Sales and marketing	54	46	37
Administration	50	45	47
Operations	98	92	74

Total	446	404	356

The following table sets forth the number of our employees located in the following geographic regions at the end of each of the years 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020
Israel	280	255	222
Abroad	166	149	134
Total	446	404	356

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

E.           Share Ownership.

The following table sets forth certain information with respect to the beneficial ownership of our outstanding ordinary shares by our directors and senior management.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. All ordinary shares subject to options exercisable into ordinary shares and RSUs that will become vested, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options and RSUs for the purpose of computing the number of shares beneficially owned by such person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The percentage of beneficial ownership is based upon 44,563,777 ordinary shares outstanding as of March 12, 2023.

Name	Total Beneficial Ownership	Percentage
Rafi Amit(1)	87,312	*
Moty Ben- Arie(2)	2,112	*
Orit Stav(2)	2,112	*
Yotam Stern(3)	17,000	*
Leo Huang (4)	-	*
I-Shih Tseng	-	*
Yael Andorn(5)	5,341	*
Yosi Shacham-Diamand(5)	5,341	*
Moshe Eisenberg(6)	63,941	*
Ramy Langer(7)	56,465	*
Orit Geva Dvash(8)	31,020	*

*Beneficially owns less than 1%

(1)
Includes (i) 74,552 ordinary shares; and (ii) 12,760 RSUs that will become vested within 60 days of the date of the table. Does not include 89,930 RSUs that do not vest within 60 days of the date of the table. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the 9,617,787 shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares. See Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders – Beneficial Ownership” below.

(2)
Includes (i) 686 ordinary shares; and (ii) fully vested options to purchase 1,426 ordinary shares, at an exercise price of $36.45 per share, which expire on August 18, 2028. Does not include (i) options to purchase 3,176 ordinary shares which fully vest at the 2023 AGM, at an exercise price of $22.63 per share, which expire on November 10, 2029 and (ii) 1,082 RSUs that do not vest within 60 days of the date of the table.

(3)
Mr. Stern directly owns 17,000 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the 9,617,787 shares of the Company held by Priortech. Mr. Stern disclaims beneficial ownership of such shares. See Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders – Beneficial Ownership” below.

(4)
Mr. Huang does not directly own any of our ordinary shares. Based on information we received from Chroma, Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the 7,817,440 shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such shares. See Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders – Beneficial Ownership” below.

(5)
Includes (i) 3,915 ordinary shares; and (ii) fully vested options to purchase 1,426 ordinary shares, at an exercise price of $36.45 per share, which expire on August 18, 2028. Does not include (i) options to purchase 3,176 ordinary shares which fully vest at the 2023 AGM, at an exercise price of $22.63 per share, which expire on November 10, 2029; and (ii) 1,082 RSUs that do not vest within 60 days of the date of the table.

(6)
Includes (i) 56,452 ordinary shares; (ii) fully vested options to purchase 421 ordinary shares, at an exercise price of $4.38 per share, which expire on September 27, 2024; and (iii) 7,068 RSUs that will become vested within 60 days of the date of the table. Does not include 44,854 RSUs that do not vest within 60 days of the date of the table.

(7)
Includes (i) 46,819 ordinary shares; and (ii) 9,646 RSUs that will become vested within 60 days of the date of the table. Does not include 56,544 RSUs that do not vest within 60 days of the date of the table.

(8)
Includes (i) 27,096 ordinary shares; and (ii) 3,924 RSUs that will become vested within 60 days of the date of the table. Does not include 25,407 RSUs that do not vest within 60 days of the date of the table.

The options were granted pursuant to our then in effect equity plan and in accordance with the grant terms included therein. The RSUs were granted pursuant to our Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) (the “2018 Plan”).

Share Incentive Plans

General

We currently maintain one active share incentive plan which is the 2018 Plan.

The 2018 Plan was adopted by the Company in April 2018 and replaced the Company’s previous equity plans - the 2014 Share Option Plan (the “2014 Plan”) and the 2007 Restricted Share Unit Plan.

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

2018 Plan

General. As of December 31, 2022, 1,554,437 Awards were outstanding under the 2018 Plan.

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

Previous Plans

As of December 31, 2022, under the 2014 Plan there were 15,614 options exercisable and vested for 15,614 ordinary shares at a weighted average exercise price of $4.38.

Item 7.  Major Shareholders and Related Party Transactions.

A.          Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 12, 2023, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 44,563,777 ordinary shares outstanding as of March 12, 2023.

	Number of Ordinary Shares*	Percentage
Priortech Ltd. (1)	9,617,757	21.58%
Chroma ATE Inc. (2)	7,817,440	17.54%
Migdal Insurance & Financial Holdings Ltd (3)	3,455,423	7.75%

(1)
20.32% of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(2)
Based on the Schedule 13G filed by Chroma ATE Inc. on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Ordinary Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 66, Hwa Ya 1 Rd., Guishan District, Taoyuan City 333, Taiwan.

(3)
Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on January 26, 2023, which presented ownership as of December 31, 2022. Of the 3,455,423 Ordinary Shares reported as beneficially owned by the Migdal (i) 3,455,423 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii)  771,854 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) - are beneficially held for their own account (Nostro account). Migdal’s principal business address is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

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

B.          Plan of distribution.

              Not applicable.

C.          Markets.

              See above.

D.          Selling Shareholders.

              Not applicable.

E.          Dilution.

              Not applicable.

F.          Expenses of the Issue.

              Not applicable.

Item 10. Additional Information.

A.          Share Capital

              Not applicable.

B.          Memorandum and Articles

Following is a summary of material information concerning our share capital and a brief description of the material provisions contained in our Memorandum of Association and our Articles, which were last amended at the 2022 AGM.

Register

Our registration number at the Israeli registrar of companies is 51-123543-4.

Objectives and Purposes

Our Memorandum of Association and Articles provide that our purpose is to engage in any legal business and may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 44,412,942 ordinary shares were outstanding and fully-paid as of December 31, 2022.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if, after applying certain look through rules, either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (generally determined on the basis of a quarterly average) of our assets in a taxable year consist of assets that produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. Based on an analysis of our current assets, activities, market capitalization and income and expectations about our future assets, activities, market capitalization and income, we believe that we were not a PFIC for our taxable year ended December 31, 2022. We currently expect that we will not be a PFIC in 2022 or in the foreseeable future. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2023 or in a future taxable year. No assurance can be given that the IRS or a court of law will accept our position that we are not a PFIC, and there is a risk that the IRS or a court of law could determine that we are a PFIC. If we are a PFIC, a U.S. holder may be subject to one of the following three alternative taxing regimes, assuming the applicable requirements are satisfied:

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

General Corporate Tax Structure

The regular corporate tax rate applicable in 2022 and 2023 is 23%.

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

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2014. In addition Camtek has elected 2010 as the year of election for a period ending 2021.

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

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2013	7%	12.5%	25%
2014-2015	9%	16%	26.5%
2016	9%	16%	25%
2017	7.5%	16%	24%
2018	7.5%	16%	23%
2019	7.5%	16%	23%
2020	7.5%	16%	23%
2021	7.5%	16%	23%
2022	7.5%	16%	23%

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

During the years 1998-2006 Camtek was subject to tax in accordance with the Approved and Beneficiary Enterprise provisions under the Law for the Encouragement of Capital Investments. As such, Camtek has income that was exempt from tax. Distribution of dividends from the exempt income requires to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax. In February 2022, the Company, in a settlement with the Israeli Tax Authorities, elected to take advantage of the temporary rule of 2022 in Israel and pay a reduced tax rate on its historical exempt earnings to allow the Company to distribute dividends from these earnings in the future with no additional corporate tax liability (See Note 18B(b) to the Consolidated Financial Statements).  The Company’s Statement of Income for the year ended December 31, 2021, included a one-time tax expense of $5,315, in respect of this settlement.
Law for the Encouragement of Industrial Research and Development, 1984

For information regarding the R&D Law, see above in Item 4.B - “Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist”.

Net Operating Loss Carry forwards

As of December 31, 2022, the Company did not have a net operating loss, or NOL carry forward for Israeli tax purposes.

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

Pursuant to the Ordinance, the Real Capital Gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director). Notwithstanding the foregoing, dealers in securities (Individual and corporate shareholders) in Israel are taxed at regular tax rates applicable to business income a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2022 onward.

With respect to corporate investors, capital gain tax equal to the ordinary corporate tax rate (23% in 2022 and thereafter) will be imposed on the sale of our traded shares.

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

Withholding Taxes

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2022 and thereafter) for corporations.

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

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 663,240 in 2022), which amount is linked to the Israeli consumer price index.

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

Foreign Currency Rate Fluctuations

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2022, the value of the U.S. Dollar strengthened against the NIS by 14%. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2022.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposures to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2022, we had net liabilities of approximately $9.7 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses or income of $ 97 thousand, in case of increase or decrease in rates, respectively.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022, and have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as of December 31, 2022, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c)	Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

(d)	Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert.

Our Board of Directors has determined that Ms. Andorn qualifies as an “audit committee financial expert” and an independent director in accordance with Nasdaq Rules.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, and their KPMG affiliate firms, in US$, for the years ended December 31, 2022 and 2021:

Fee Category	For 2022 Services Rendered	For 2021 Services Rendered
Audit Fees (1)	302,300	334,850
Tax Fees (2)	2,800	36,500

(1) Audit Fees: the audit fees for the year ended December 31, 2022 and 2021 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements, including consultancy and consents with respect to an underwritten public offering and related prospectus supplements filed with the SEC.

(2) Tax Fees rendered during 2022 and 2021 by our auditor were for tax compliance, tax planning and tax advice.

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

-
As all members of our Audit Committee meet the independence requirements for compensation committee members set forth in Nasdaq Rule 5605(d)(2), as a foreign private issuer, we have elected, pursuant to Nasdaq Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the certain provisions of Nasdaq Rule 5605(d), requiring us to have a separate compensation committee. Accordingly, and consistent with Israeli law allowing an audit committee that satisfies the requirements of the Companies Law regarding the composition of a compensation committee, to carry out all duties and responsibilities of the compensation committee, our Audit Committee has been authorized to assume the functions and responsibilities of a compensation committee. In this respect, we have also opted out the requirement to adopt and file a compensation committee charter as set forth in Rule 5605(d)(1).We have opted out of the requirement for shareholder approval of stock option plans and other equity-based compensation arrangements as set forth in Nasdaq Rule 5635 and Nasdaq Rule 5605(d), respectively. Nevertheless, as required under the Companies Law, special shareholder voting procedures are followed for the approval of equity-based compensation of certain Office Holders or employees who are controlling shareholders or any relative thereof, as well as of our Chief Executive Officer and members of our Board of Directors. Equity-based compensation arrangements with Office Holders (chief executive officer and directors excluded) or employees who are not controlling shareholders or any relative thereof, are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-
We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company’s fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B – “Memorandum and Articles - Voting, Shareholders’ Meetings and Resolutions” above). Our 2022 AGM was held on November 10, 2022, therefore our 2023 AGM must be held by December 31, 2023. Further, we have opted out the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

-
We have chosen to follow our home country practice in lieu of the requirements of Nasdaq Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

Item 16H.  Mine Safety Disclosure.

     Not applicable.

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

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

Camtek Ltd.

and its subsidiaries

Consolidated Financial Statements

As of December 31, 2022

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2022
Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of the Treadway Commission.

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

Inventory Provision Estimate

As discussed in Notes 2H and 4 to the consolidated financial statements, inventory and the associated inventory provision as of December 31, 2022 were $70,898 thousand and $263 thousand, respectively. The Company estimates the inventory provision at the end of each period for damaged, obsolete, excess and slow-moving items in order for inventory to be presented at the lower of cost or net realizable value. In making this estimate, the Company periodically evaluates its inventory composition, giving consideration to factors such as changing product demands due to uncertain industry related market conditions and technological changes, the probability and timing of anticipated usage and the physical condition of the items. Presentation at net realizable value creates a new cost basis that is not subsequently marked up.

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

Tel Aviv, Israel

March 20, 2023

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2022	2021
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	148,156	241,943
Short-term deposits	3	251,500	156,000
Trade accounts receivable, net	13	80,611	57,825
Inventories	4	65,541	58,759
Other current assets	5	11,156	5,653

Total current assets		556,964	520,180

Long-term deposits	6	79,000	32,000
Long-term inventory	4	5,357	5,150
Deferred tax asset, net	18	1,004	227
Other assets		1,024	190
Property, plant and equipment, net	7, 2V	33,141	25,400
Intangible assets, net	8	597	610

Total non-current assets		120,123	63,577

Total assets		677,087	583,757

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		31,667	33,550
Other current liabilities	9	56,833	56,137

Total current liabilities		88,500	89,687

Long-term liabilities
Other long-term liabilities	10,12	8,748	5,800
Convertible notes	11	195,737	194,643
		204,485	200,443

Total liabilities		292,985	290,130

Commitments and contingencies	12

Shareholders’ equity	14
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2022 and 2021;
46,505,318 and 45,939,019 issued shares at December 31, 2022 and 2021, respectively;
44,412,942 and 43,846,643 shares outstanding at December 31, 2022 and 2021, respectively		175	172
Additional paid-in capital		187,105	176,582
Retained earnings		198,720	118,771
		386,000	295,525
Treasury stock, at cost (2,092,376 shares as of December 31, 2022 and 2021)		(1,898)	(1,898)

Total shareholders' equity		384,102	293,627

Total liabilities and shareholders' equity		677,087	583,757

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

		Year Ended December 31,
		2022	2021	2020
	Note	U.S. Dollars (In thousands)
Revenues	17A	320,909	269,659	155,859
Cost of revenues		161,053	132,315	82,628

Gross profit		159,856	137,344	73,231

Operating expenses:
Research and development		28,859	23,473	19,575
Selling, general and administrative	17B	49,499	42,973	31,032

Total operating expenses		78,358	66,446	50,607

Operating profit		81,498	70,898	22,624

Financial income, net	17C	6,690	1,030	775

Income before incomes taxes		88,188	71,928	23,399

Income tax expense	18	(8,239)	(11,651)	(1,621)

Net income		79,949	60,277	21,778

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars
Earnings per share information (see Note 15):

Basic net earnings per share	1.81	1.38	0.55

Diluted net earnings per share	1.66	1.34	0.54

Weighted average number of
ordinary shares outstanding (in thousands):

Basic	44,158	43,644	39,383

Diluted	48,229	45,035	40,372

The accompanying notes are an integral part of the consolidated financial statements

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Treasury Stock		Additional		Total
	NIS 0.01 par value		NIS 0.01 par value		paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Number of	U.S. Dollars	capital	earnings	equity
	Shares	(In thousands)	Shares	(In thousands)	U.S. Dollars (In thousands)

Balances at December 31, 2019	40,742,355	157	(2,092,376)	(1,898)	101,327	36,716	136,302

Issuance of shares,net	4,025,000	12	-	-	64,308	-	64,320
Exercise of share options and RSUs	597,999	2	-	-	627	-	629
Share-based compensation expense	-	-	-	-	4,235	-	4,235
Net income	-	-	-	-	-	21,778	21,778
Balances at December 31, 2020	45,365,354	171	(2,092,376)	(1,898)	170,497	58,494	227,264

Exercise of share options and RSUs	573,665	1	-	-	270	-	271
Share-based compensation expense	-	-	-	-	5,815	-	5,815
Net income	-	-	-	-	-	60,277	60,277
Balances at December 31, 2021	45,939,019	172	(2,092,376)	(1,898)	176,582	118,771	293,627

Exercise of share options and RSUs	566,299	3	-	-	-	-	3
Share-based compensation expense	-	-	-	-	10,523	-	10,523
Net income	-	-	-	-	-	79,949	79,949
Balances at December 31, 2022	46,505,318	175	(2,092,376)	(1,898)	187,105	198,720	384,102

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income	79,949	60,277	21,778
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	4,094	2,811	2,234
Deferred tax (income) expense	(777)	255	476
Amortization of debt issuance costs	1,094	113	-
Share based compensation expense	10,523	5,815	4,235
Change in provision for doubtful debts	(7)	(32)	(87)
Loss on disposal of fixed assets	-	4	-

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(21,984)	(17,338)	(9,696)
Inventories	(9,518)	(21,702)	(19,330)
Due from related parties	-	(12)	72
Other assets	(6,337)	(2,380)	(501)
Trade accounts payable	(2,113)	6,190	15,661
Other current liabilities	2,875	26,956	10,910

Net cash provided by operating activities	57,799	60,957	25,752

Cash flows from investing activities:
Investment in short-term deposits	(95,500)	(84,000)	(20,500)
Investment in long-term deposits	(47,000)	(32,000)	-
Purchase of fixed assets	(8,197)	(4,065)	(2,410)
Purchase of intangible assets	(97)	(111)	(216)

Net cash used in investing activities	(150,794)	(120,176)	(23,126)

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (In thousands)

Cash flows from financing activities:
Share issuance, net	-	-	64,288
Proceeds from exercise of share options	3	271	629
Issuance of convertible notes, net	-	194,530	-

Net cash provided by financing activities	3	194,801	64,917

Effect of exchange rate changes on cash	(795)	546	225

Net increase (decrease) in cash and cash equivalents	(93,787)	136,128	67,768
Cash and cash equivalents at beginning of the year	241,943	105,815	38,047

Cash and cash equivalents at end of the year	148,156	241,943	105,815

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (In thousands)

Supplementary cash flows information:

A. Cash paid and received during the year for:
Income taxes paid	11,836	558	546
Interest received	4,293	1,057	1,420
Lease payments	1,480	1,060	1,025

B. Non-cash transactions:
Fixed assets purchased with supplier credit	569	339	159

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is jointly controlled by (21.08%) Priortech Ltd. (“Priortech”), an Israeli corporation listed on the Tel-Aviv Stock Exchange and (17.60%) Chroma Ate Inc. (“Chroma”) (See Note 1(C) below). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long-lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2022 and 2021, no impairment was noted.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

The Company does not incur costs in obtaining a contract except for agents’ commissions, which are incurred upon the recognition of revenues. Since revenues are recognized over a period of less than a year, sales commissions are not required to be capitalized.

Service revenues consist mainly of contracts charged under time and material arrangements. Service revenues from maintenance contracts are recognized ratably over the contract period.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

M.	Revenue recognition (cont’d)

The Company records contract liabilities when the customer has been billed in advance of the Company completing its performance obligations. These amounts are recorded as deferred revenue in the Consolidated Balance Sheets.

	Year Ended December 31,
	2022	2021
	U.S. Dollars (in thousands)
Beginning of year	6,867	2,534
Deferral of revenue	6,948	6,245
Recognition of deferred revenue	(4,248)	(1,912)

Balance at end of year	9,567	6,867

N.	Warranty

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

On January 1, 2019, the Company accounts for leases in accordance with Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). See also Note 12A.

Under Topic 842, the Company determines if an arrangement is a lease at inception. Rights of use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be (3.0% in 2022). The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For leases agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

ROU assets for operating leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize. See Note 2(K).

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

Recently Adopted Accounting Pronouncements – All accounting pronouncements adopted during the current year were not material.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 3 - Cash and Cash Equivalents

The Company’s cash and cash equivalents balance at December 31, 2022 and 2021, is denominated in the following currencies:

	December 31,
	2022	2021
	U.S. Dollars (in thousands)
US Dollars	139,644	225,283
New Israeli Shekels	4,008	13,566
Other currencies	4,504	3,094

	148,156	241,943

Short-term deposits are bank deposits in US Dollars with terms at the investment date of 3-12 months with average annual interest rates of 4.22% (2021 – 0.81%).

Note 4 - Inventories

	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Components	43,017	33,212
Work in process	13,951	12,688
Finished products *	13,930	18,009

	70,898	63,909

*          includes systems at customer locations not yet sold, as of December 31, 2022 and 2021, in the amount of $5,664 and $4,259 respectively.

Inventories are presented in:

	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Current assets	65,541	58,759
Non-current assets (A)	5,357	5,150

	70,898	63,909

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 4 - Inventories (cont’d)

(A)	Long-term Inventory:

At December 31, 2022, $5,357 of the Company's inventory is classified among long-term assets according to Management’s estimate based on the recent level of sales (at December 31, 2021 - $5,150). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this inventory will be utilized according to its forecasted sales and that no loss will be incurred.

(B)	Inventory provision

In 2022, based on Management's estimates regarding future sales, a provision of $263 was made against damaged, obsolete, excess and slow-moving inventory (in 2021 - $424).

The provisions were recorded in the costs of revenues line item in the consolidated statement of income. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 5 - Other Current Assets

	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Prepaid expenses and vendor downpayments	3,832	2,025
Interest receivable	3,979	463
Due from Government institutions and income tax receivables	2,598	2,623
Other	747	542

	11,156	5,653

Note 6 - Long-term Deposits

Long-term deposits include bank deposits in US Dollars with terms at the investment date of 24 months with average annual interest rates of 4.45% (2021 - 1.14%).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 7 - Property, Plant and Equipment, Net

	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Cost:
Land	863	863
Building	18,490	15,208
Machinery and equipment	19,121	13,911
Office furniture and equipment	934	881
Computer equipment and software	6,256	5,383
Automobiles	396	479
Leasehold improvements	1,894	1,642
Right of use assets	6,087	4,969
	54,041	43,336

Less accumulated depreciation	20,900	17,936

	33,141	25,400

Depreciation for the years ended December 31, 2022, 2021 and 2020 amounted to $5,252, $3,682, and $3,117, respectively.

Note 8 - Intangible Assets, Net

	December 31,
	2022	2021
	U.S. Dollars (in thousands)

Patent registration costs	2,135	2,038

Accumulated amortization	1,538	1,428

Total intangible assets, net	597	610

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 8 - Intangible Assets, net (cont’d)

Patent registration costs are amortized over their estimated useful life of 10 years.

Amortization expense for the years ended December 31, 2022, 2021 and 2020 amounted to $110, $110 and $98, respectively.

As of December 31, 2022, the estimated amortization expenses of intangible assets for the years 2023 to 2027 is as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2023	107
2024	99
2025	92
2026	78
2027	68

Note 9 - Other Current Liabilities

	December 31,
	2022	2021
	U.S. Dollars (in thousands)

Commissions	18,048	15,967
Advances from customers and deferred revenues	12,825	10,837
Accrued employee compensation and other related benefits	11,941	10,923
Government institutions and income tax payable	7,991	11,566
Accrued warranty costs (1)	3,161	3,265
Accrued expenses	1,570	2,561
Operating lease obligations (See Note 2(V))	1,297	1,018

	56,833	56,137

(1)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (in thousands)
Beginning of year	3,265	2,328	1,723
Accruals	5,823	6,333	3,667
Usage	(5,927)	(5,396)	(3,062)

Balance at end of year	3,161	3,265	2,328

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 10 - Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,
	2022	2021
	U.S. Dollars (in thousands)

Liability for severance pay (A)	1,284	1,266
Deferred revenues related to non-standard warranty (B)	5,060	2,620
Operating lease obligations	2,404	1,914

	8,748	5,800

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $1,284 and $1,266 as of December 31, 2022 and 2021, respectively.

3.	Severance pay expenses were $1,903, $1,636, and $1,362 in 2022, 2021 and 2020, respectively.

B.	Deferred Revenues

As of December 31, 2022, deferred revenues related to non-standard warranty of $5,060 are expected to be recognized from 2024 onwards.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 11 - Convertible Notes

On November 17, 2021, the Company sold $200,000 aggregate principal amount of its 0.00% convertible senior notes due 2026 (the “Notes”). The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on December 1, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

The Notes will be convertible based on an initial conversion rate of 17.1092 ordinary shares per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $58.45 per ordinary share, which represents a conversion premium of approximately 30% to the last reported sale price of the Company’s ordinary shares on The Nasdaq Global Market on November 18, 2021. The closing price of the Company’s shares on December 31, 2022 was $21.96. The conversion rate is subject to adjustment if certain events occur. Prior to the close of business on the business day immediately preceding August 1, 2026, the Notes will be convertible at the option of the holders of Notes only upon the occurrence of certain events, the satisfaction of certain conditions and during certain periods. On or after August 1, 2026 and until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time irrespective of the foregoing conditions. The Notes will be convertible into cash, ordinary shares of the Company or a combination thereof, with the form of consideration determined at the Company’s election.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 11 - Convertible Notes (cont’d)

The Convertible Senior Notes consisted of the following:

	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Liability:
Principle:	200,000	200,000
Unamortized issuance costs	4,263	5,357
Net carrying amount	195,737	194,643

As of December 31, 2022, the debt issuance costs of the Notes will be amortized over the remaining term of approximately 4 years.

The annual effective interest rate of the Notes is 0.56%. In the year ended December 31, 2022, $1,094 (2021 -$113) was recorded as amortization of debt issuance costs.

As of December 31, 2022, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $152,565 (2021 - $211,875). The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of December 31, 2022, the principal amount exceeded the if-converted value of the Notes by $47,435 (2021 – the if-converted value exceeded the principle amount by $11,875).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 12 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

Amounts reported in the consolidated balance sheets are as follows:

	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Cost:
ROU assets – opening balance	4,969	3,014
ROU assets – additions	2,079	2,546
ROU assets – disposals	(961)	(591)
	6,087	4,969

Less accumulated depreciation	2,386	2,037

	3,701	2,932

	December 31,
	2022	2021
	U.S. Dollars (in thousands)

Other current liabilities	1,297	1,018
Other long-term liabilities	2,404	1,914

Total lease liabilities	3,701	2,932

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 12 - Commitments and Contingencies (contd.)

A.	Operating leases (cont.)

In the year ended December 31, 2022, the Company recognized lease costs in the amount of $1,480 (2021 - $1,060, 2020 - $1,025).

Minimum future payments under non-cancellable leases as of December 31, 2022 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2023	1,414
2024	1,329
2025	724
2026	406
2027	86
3,959
Less imputed interest	258

Total lease liabilities	3,701

The weighted average term of the operating leases as of December 31, 2022 is 38 months.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

As of December 31, 2022, the amount of non-repaid grants received including interest accrued amounted to $8,280 (December 31, 2021 - $7,913). The liabilities to the IIA were initially recorded at fair value as part of the purchase price allocation related to the acquisition of Printar. Since August 2016, pursuant to the Company’s decision to cease supporting the Gryphon system, the Company does not expect that any payments will be made in respect of the foregoing Printar related grants and accordingly all the liabilities to the IIA were written off.

C.	Outstanding Purchase Orders

As of December 31, 2022, the Company has purchase orders of $43,169 (2021 - $56,375) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

Allowance for doubtful debts
The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of year	Provision	provision	provision	year
	U.S. Dollars (in thousands)
2020	129	-	(87)	(3)	39
2021	39	-	-	(32)	7
2022	7	-	(7)	-	-

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

As of December 31, 2022, the Company has one effective Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) for the issuance of options, restricted share units and/ or restricted shares to employees, officers, directors, consultants and other services providers of the Company or any affiliated companies thereof (the “2018 Plan”). The 2018 Plan was adopted by the Company in April 2018 and thereby replaced the Company’s previous equity plans (the “2014 Share Option Plan” and the “2007 Restricted Share Unit Plan”). The total number of equity awards that may be granted under the 2018 Plan during each calendar year is equal to three and a half percent (3.5%) of the Company’s total issued and outstanding Share capital as of December 31 of the preceding calendar year.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table and recognized over the vesting period of four years. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. In 2022, no options grants were made.

2021 Grant
Valuation assumptions:
Dividend yield	0
Expected volatility	48%
Risk-free interest rate	1.19%
Expected life (years)	4.0
Vesting period (years)	1.0

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 14 - Shareholders’ Equity (cont’d)

B.	Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2022, 2021, and 2020 is $375, $738 and $1,628, respectively.

The total intrinsic value of vested options as of December 31, 2022, 2021, and 2020 is $375, $683 and $1,161 respectively.

The total stock option compensation expense amounted to $63, $110, and $120 in 2022, 2021 and 2020, respectively.

As of December 31, 2022, all share options were vested. As such, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2022		2021		2020
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	22,102	12.66	89,925	3.80	309,792	3.29
Granted	-	-	5,704	36.45	-	-
Forfeited and cancelled	-	-	(106)	4.38	(12,876)	3.74
Exercised	(784)	4.38	(73,421)	3.67	(206,991)	3.04

Outstanding at year end	21,318	12.96	22,102	12.66	89,925	3.80

Exercisable at year end	21,318	12.96	16,398	4.38	63,253	3.55

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 14 - Shareholders’ Equity (cont’d)

B.	Stock Option Plan (cont’d)

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding and exercisable as of December 31, 2022	21,318	12.96	2.78	375

The following table summarizes information about non-vested options at December 31, 2022:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2022	5,704	17.52
Granted	-	-
Vested	(5,704)	17.52
Forfeited	-	-

Balance at December 31, 2022	-	-

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 14 - Shareholders’ Equity (cont’d)

C.	Restricted Share Unit Plan

In April 2018, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) to replace the 2007 Restricted Share Unit Plan, pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 3.5% out of the outstanding shares (1,554,437 as of December 31, 2022). Forfeited units are returned to the pool.

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

	RSUs	Weighted average grant date value
Balance at January 1, 2022	1,059,181	$15.55
Granted	632,861	$36.69
Vested	(565,515)	$12.89
Forfeited	(25,106)	$31.55

Balance at December 31, 2022	1,101,421	$28.58

The total intrinsic value of outstanding RSUs as of December 31, 2022, 2021 and 2020 is $21.96, $46.04 and $21.91, respectively.

The weighted average grant date fair value of RSUs granted during 2022, 2021, and 2020 is $36.69, $34.33 and $11.83, respectively.

The total compensation cost from RSUs recognized in the year ending December 31, 2022, amounted to $10,460. This is recorded as salary expenses within cost of goods and operating expenses. The unrecognized compensation expense in the amount of $24,821 will be recognized in the years 2023 to 2026.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 15 - Earnings Per Share

The following table summarizes information related to the computation of basic and diluted earnings per Share for the years indicated:

	Year Ended December 31,
	2022	2021	2020
Basic EPS:

Net income attributable to Shares (US$ in thousands)	79,949	60,277	21,778
Weighted average number of Shares outstanding used in basic earnings per Share calculation	44,158	43,644	39,383

Diluted EPS:

Net income attributable to Shares (US$ in thousands)	79,949	60,277	21,778
Add amortization of notes issuance costs	1,094	105	-
Net income used in diluted earnings per Share calculation	81,043	60,382	21,778

Weighted average number of Shares outstanding used in basic earnings per Share calculation	44,158	43,644	39,383

Add assumed exercise of outstanding dilutive
Effect of stock-based awards	650	988	989
Effect of conversion of Notes	3,421	403	-
Weighted average number of Shares Outstanding used in diluted earnings per Share calculation	48,229	45,035	40,372

Basic net income per Share ($)	1.81	1.38	0.55
Diluted net income per Share ($)	1.66	1.34	0.54

Number of options excluded from the diluted earnings per share calculation due to their anti-dilutive effect	5,704	-	-

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 16 - Entity-Wide Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from sales to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (in thousands)
China	141,959	147,651	66,428
Asia Pacific	63,455	45,571	49,966
United States	54,741	28,641	9,847
Korea	43,256	31,709	21,161
Europe	17,498	16,087	8,457

	320,909	269,659	155,859

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 17 - Selected Income Statement Data

A.          Revenues

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (in thousands)
Sales of products	307,791	259,332	148,257
Service fees	13,118	10,327	7,602

	320,909	269,659	155,859

In 2022, one customer accounted for 11% of total revenues. In 2021 and 2020, no customer accounted for more than 10% of revenues.

B.	Selling, general and administrative expenses

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (in thousands)
Selling (*)	38,249	33,614	22,969
General and administrative	11,250	9,359	8,063

	49,499	42,973	31,032

(*) Including shipping and handling costs	2,294	1,867	2,356

C.          Financial income, net

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (in thousands)
Interest income	8,648	1,408	1,281
Convertible notes amortization	(1,094)	(113)	-
Other, net (*)	(864)	(265)	(506)

	6,690	1,030	775

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(351), $58, and $(351) in 2022, 2021 and 2020, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 18 - Income Taxes

A.	Tax under various laws

The Company and its subsidiaries are assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

B.	Details regarding the tax environment of the Israeli companies

(1)
Corporate tax rate

The tax rates relevant to the Company in Israel for the years 2020-2022 is 23%.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

C.	Details regarding the tax environment of the Non-Israeli companies

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations.

D.	Composition of income before income taxes and income tax expense

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (in thousands)
Income before income taxes:
Israel	82,933	67,643	20,430
Non-Israeli	5,255	4,285	2,969

	88,188	71,928	23,399

Income tax expense:
Current:
Israel	6,973	(*) 9,930	-
Non-Israeli	2,043	1,603	670
	9,016	11,533	670
Deferred benefit (expense):
Israel	(2)	714	943
Non-Israeli	(775)	(596)	8
	(777)	118	951

	8,239	11,651	1,621

(*) see Note 18B(b)

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

E.	Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory tax rate applicable to Israeli companies, and the actual income tax expense:

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars (in thousands)
Income before income taxes	88,188	71,928	23,399

Statutory tax rate	23%	23%	23%

Theoretical income tax expense	20,283	16,543	5,382

Increase (decrease) in income tax expense resulting from:

Income tax on earnings of previous years- see Note 18B(b)	-	5,306	-

Non-deductible expenses (*)	358	285	239

Differences between Israeli shekel
and dollar-adjusted financial statements, net (**)	-	-	(739)

Tax rate differential	(12,702)	(10,715)	(3,251)

Other	300	232	(10)

Actual income tax expense (benefit)	8,239	11,651	1,621

(*)           Including non-deductible share-based compensation.
(**)         The Company has elected, as from the 2021 tax year, to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar. The Company must continue to be taxed on this basis for at least three years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

F.	Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Deferred tax assets:
Deferred revenue	1,598	838
Accrued expenses	638	535
Net operating loss and tax credit carryforwards	35	211
Lease liability	344	278
Other temporary differences	589	218

Deferred tax asset	3,204	2,080

Deferred tax liabilities:
Property, plant and equipment	(795)	(700)
Right of use assets	(344)	(278)
Undistributed earnings	(1,061)	(875)
Total deferred tax liabilities	(2,200)	(1,853)

Net deferred tax assets	1,004	227

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

At December 31, 2022 and 2021 the Company had no valuation allowance.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 18 - Income Taxes (cont’d)

G.	Accounting for uncertainty in income taxes

For the years ended December 31, 2022, 2021* and 2020, the Company did not have any significant unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

*See Note 18 Bb

The Company accounts for interest and penalties related to an underpayment of income taxes as a component of income tax expense. For the years ended December 31, 2022, 2021 and 2020, no interest and penalties related to income taxes have been accrued.

H.	Tax assessments

The Company in Israel files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Germany, Hong Kong, and United States of America. The Israeli tax return of Camtek is open to examination by the Israeli Tax Authorities for the tax year 2021 and 2022, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2017 in Germany, 2015 in Hong Kong and 2018 in the United States of America.

Note 19 - Balances and Transactions with Related Parties

A.      Balances with related parties:

	December 31,	December 31,
	2022	2021
	U.S. Dollars (in thousands)
Due from related parties	15	15

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2022

(Amounts in thousands, except per share data)

Note 19 - Balances and Transactions with Related Parties  (cont’d)

B.	Registration Rights Agreement with Priortech

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

In 2019, the Company entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma, according to which Chroma is entitled to the same rights Priortech has with respect to registration of the Company’s shares.

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

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International.*

101	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
__________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD. By: /s/ Rafi Amit Name: Rafi Amit Title: Chief Executive Officer

Date: March 20, 2023