Form 20-F
period 2023-12-31
CAMTEK LTD
filed 2024-03-21
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

44,901,622 ordinary shares, par value NIS 0.01 per share as of December 31, 2023.

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

C.          Reasons for the Offer and Use of Proceeds.

Not applicable.

D.          Risk Factors.

Summary of Risk Factors

Investing in our ordinary shares involves a degree of risk. These risks are discussed more fully below and include, but are not limited to, the following, any of which could have a material adverse effect on our financial condition, results of operations and cash flows:

Risk Factors Related to Our Business, Markets, and Industry

•
Disruption to our business by negative effects on the semiconductor industry, including as a result of economic, political, legal, regulatory and other changes, in the global or local markets in which we operate;

•	The impact of changes in global trade policies beyond our control;

•	The concentration of substantial majority of our sales in the Asia Pacific region, with China being our largest territory;

•	The effects of global economic trends such as recession, rising inflation, rising interest rates and economic slowdown;

•	The impact of the latest Israel-Hamas war and continued hostilities along Israel’s borders;

•	The adverse effects on the terms on which we sell our products due to the high competitiveness of the markets we serve, that have dominant market participants, some with greater resources than us;

•	The expansion of our business within and/or beyond our current served markets, through acquisition activity, including the recent acquisition of FormFactor, Inc.’s FRT Metrology (“FRT”);

•	We may be exposed to fluctuations in currency exchange rates;

•	The effects of the continuing sharp increase in demand for electronic components, while production capacity remains limited;

•	Risks associated with the levels of cash we maintain, which are higher than in the past;

•	The impact of cybersecurity risks and events, and compliance with the related regulatory framework; and

•
The effects of climate change or related legal or regulatory measures, and compliance with additional environmental, social, governance, health, export controls, and other laws, regulations, and disclosure rules.

Risk Factors Related to Our Ordinary Shares

•	The risks associated with volatility of our share price, trading volumes, and price depressions;

•	The effects of the controlling interest of our principal shareholders, Priortech and Chroma, that may exercise their control in ways that may be adverse to the interests of our other shareholders; and

•	The impact of our ordinary shares being traded on more than one market.

Risk Factors Related to Our Operations in Israel

•	Conditions in the Middle East and Israel may adversely affect our operations;

•	The effects of Israeli governmental programs and tax benefits, as well as of governmental grants; and

•	Shareholders rights and responsibilities and the general corporate law framework in Israel, applicable to our shares and shareholders.

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

As part of the semiconductor industry we face greater risks due to the unique nature of the semiconductor business, as strategically important industry to many countries and international in nature. The semiconductor industry, including the semiconductor equipment industry, relies on a global supply chain. Political, geopolitical, economic and financial crises and instabilities have in the past negatively affected the semiconductor industry and its end markets and could do so again in the future. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and semiconductor industry and could cause turmoil in global markets, which in turn often results in declines in our customers’ electronic products sales and could decrease demand for our products and services. Such circumstances could have a negative effect on our ability to sell to, ship products to, collect payments from, and support customers in certain regions based on trade restrictions, embargoes, logistics restrictions and export control law restrictions. We may also experience a shortage of certain semiconductor components, increased costs, and delays in shipments due to supply chain disruptions caused by geopolitical conflicts such as the recent hostilities impacting maritime shipment in the Red Sea, causing increases in shipment costs and delays in lead-time, as well as increases in related insurance policies’ premiums, and the ongoing conflict between Russia and Ukraine.

In addition, the semiconductor industry has been subject to significant downturns from time to time as a result of global economic conditions, as well as industry-specific factors such as over-ordering in recent years which in turn results in excess inventory within our customers, built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences. Downturns, as those we have experienced in the past, may cause material reductions in the demand for the products and services that we offer, and may result in a decline in our sales. In addition, our ability to significantly reduce expenses during such downturn may be limited because of our continuing need to invest in research and development; our continuing need to market our new products; and our extensive ongoing customer service and support requirements worldwide.

We may be exposed to inventory-related losses on inventory purchased by us or by our contract manufacturers and other suppliers. Excess inventory may become obsolete or over-stated on our balance sheet. The above listed risk factors could adversely affect our global sales, and as a result our inventory and supply chain, which could have a material adverse impact on our results of operations and financial condition.

Changes in global trade policies beyond our control may adversely impact our business, financial condition and results of operations.

Geopolitical tensions may result in export control restrictions, trade sanctions, tariffs and more generally international trade regulations which may impact our ability to sell and deliver our systems, technology, and services. Changes in applicable social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows. Among other things, such factors may affect our ability to sell our products and services in certain countries, such as China. Our business involves the sale of systems and services to customers in a number of countries, including China, and includes technologies that may be the subject of increased export regulations or policies.

The U.S. government has enacted trade restrictions, reflecting national security concerns on conducting business with certain Chinese entities, active in the semiconductor industry. Among other things, the U.S. Department of Commerce has added several Chinese semiconductor manufacturers to the U.S. EAR (export administration regulations) Entity List. Some of these manufacturers have acquired and may continue to acquire several of our metrology solutions. The list of Chinese entities impacted by U.S. export control restrictions has increased since 2022, as the U.S. has placed additional China-related export controls on certain semiconductor manufacturing items, and related items. These measures can create legal and/or contractual exposure not only for U.S. companies or U.S. people, wherever located, but also for non-U.S. companies who act in violation of applicable laws or in violation of contractual undertakings provided to business partners. In some cases, the abovementioned export restrictions might also be applicable to the products or services which we export from countries other than the United States, should there be a U.S. nexus to our activities, should the products contain certain U.S. origin items above the applicable de minimis threshold, or should they be produced using certain U.S.-controlled technology, software, or production equipment. In addition, sanctions and export controls imposed by the many countries relevant to our business, including U.S., U.K. and E.U. countries, significantly limit trade with Russian entities and individuals. These requirements vary from jurisdiction to jurisdiction, and the jurisdictional reach of these measures can reach across borders. In particular, the U.S has taken significant steps to impose its restrictions on U.S. people, wherever located, and to create legal exposure for non-U.S. companies who continue to engage with sanctioned jurisdictions or  who act in violation of applicable laws.. In some cases, the abovementioned sanctions and export restrictions might be directly applicable to the products which we export from countries other than the United States, where there is a U.S. nexus to our activities , should the products contain certain U.S. origin items above the applicable de minimis threshold, or should they be produced using certain U.S.-controlled technology, software, or production equipment The list of restricted customers and the scope of the global trade restrictions are subject to change. These and further developments in multilateral and bilateral treaties, national regulation, and trade, national security and investment policies and practices have affected and may further affect our business, and the businesses of our suppliers and customers.

Even where U.S. and other global export controls do not apply directly to our products, they may impact our industry. Certain additional export administration regulations issued by the U.S. Department of Commerce since October 2022, may have an adverse effect on the entire semiconductor manufacturing sector in China and reduce the demand for semiconductors equipment from this sector and therefore indirectly affect our sales in China. Similarly, changes in relations between Taiwan and China may impact our ability to service our customers in Taiwan. Furthermore, there are tensions between South Korea and North Korea. A worsening of relations between those countries or the outbreak of war could impact our ability to service customers. Any such developments may result in a decrease in demand for our products and technologies as well as delays in payments from our customers. We have put in place risk-based processes to review and account for compliance with these restrictions, where applicable. However, we cannot assure that we will be successful in our efforts, that our interpretations regarding the applicability of restrictions to our business will be accepted by applicable regulators, or that all of our business partners will adhere to or successfully flow down applicable regulatory requirements. Furthermore, these regulatory requirements are subject to rapid change and governments around the world are adopting a growing number of compliance and enforcement initiatives.  It has been and may continue to be increasingly difficult to keep up with the pace, complexity and scope of these changes. While we continue to monitor new sanctions and trade restrictions that could arise, any alleged or actual violations of such laws whether U.S. or other jurisdictions, whether or not directly applicable to us, could have an adverse impact on our reputation, business, results of operations and financials.

A substantial majority of our sales have been to manufacturers in the Asia Pacific region, with China being our largest territory. The concentration of our sales and other resources within a particular geographical region, subjects us to additional material risks.

In 2023, our sales in the Asia Pacific region (mainly China, Taiwan and South Korea) accounted for approximately 84% of our total revenues with sales to China being 47% of our total revenues. A number of Asian countries have experienced or could experience political and economic instability. For instance, Taiwan and China encountered a number of continuous disputes, as have North and South Korea, and Japan has experienced significant economic instability for a number of years. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. Changes in local legislation, changes in governmental policies, controls and regulations, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which is our largest territory, where the nature of the economy, local legislation, governmental policies and regulatory environment are rapidly evolving and where foreign companies may face the negative effects of changed governmental policies, regulatory, business and cultural obstacles. Additionally, recent policies adopted by China with respect to trade, may present obstacles, such as regulatory restraints or significant increases in tariffs on goods imported into these markets. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate and control of foreign exchange, and allocation of resources and local preference of emerging local competitors. Our business is subject to the risks associated with doing business in China, including: trade protection measures, and import and export licensing and control requirements; potentially negative consequences from changes in tax laws; difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China; historically, lower protection of intellectual property rights; changes and volatility in currency exchange rates; and unexpected or unfavorable changes in regulatory requirements. In addition, we could face increased competition as a result of China's programs to promote a domestic semiconductor industry and supply chains (including the Made in China 2025 campaign).

We may be affected by global economic trends such as recession, rising inflation, rising interest rates, economic slowdown, etc.

The recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. In response to rising inflation in recent years, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Recent increases in interest rates and weak economic conditions, have reduced, and may continue to reduce, the amount of disposable income customers have, which, in turn, reduces customer spending. This has had, and may continue to have, an adverse effect on our business, financial condition and results of operations, as well as on our customers’ spending behavior. We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits in Israel and abroad. Our ability to access deposits at individual banking institutions can also be negatively affected by the bankruptcy of one or more of the banks in which or through which we hold or invest our cash reserves, liquidity, credit deterioration, financial results, economic risk, political risk, regulatory changes, sovereign risk, exchange control, or other factors such as, for example, the conditions that led to the closure of Silicon Valley Bank during March 2023.

The impact of the latest Israel-Hamas war and continued hostilities along Israel’s borders could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results.

On October 7, 2023, the “Swords of Iron” war erupted between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. Thereafter, Israel’s security cabinet declared war against Hamas. In addition, since the initial attack by Hamas, there have been continued hostilities along Israel’s northern border with the Hezbollah terrorist organization in Lebanon, and along Israel’s southern border next to the Red Sea with the Houthis movement located in Yemen, have accelerated, and these clashes may escalate in the future into a greater regional conflict. It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. We may lose business due to the ongoing and revived hostilities, which could also prevent or delay shipments of our products, winning competitive procurement procedures, damage our facilities, harm our operations and product development and cause our sales to decrease. In the event that the hostilities disrupt the ongoing operation of our or our Israeli subcontractors' facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause a number of delays and/or issues for our operations, including delay of the review of our product candidates by regulatory agencies, which in turn would have a material adverse impact on our ability to commercialize our product candidates. Although the related market disruptions are impossible to predict, they could be substantial, particularly if the current situation continues for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale.

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

We have expanded, and may further attempt to expand our activity within and/or beyond our current served markets, through acquisition activity. Such activity may adversely affect our results of operations, financial condition and trading price of our shares.

We continue to explore potential acquisition opportunities within our market or as a diversification effort in order to create a growth engine and implement a growth strategy. In addition, we also explore acquisition opportunities aimed at obtaining technological improvement of our products, adding new technologies to our products and to diversify our business. For example, during the fourth quarter of 2023, we completed the acquisition of FRT. These strategic transactions involve numerous risks, which can jeopardize or even eliminate the benefits entailed in such transactions, such as: (i) we may not be able to discover, or the target company may fail to provide us with, all relevant information and documents in relation to the transaction, which could lead to a failure to achieve the objectives of acquisition and to a substantial loss; (ii) we may fail to reveal that the due diligence materials and documents provided contain untrue statements of material facts or omit to state a material fact necessary to make the statements therein not misleading, hence fail to achieve the objectives of acquisition and suffer a substantial loss; (iii) we may fail to correctly assess the due diligence investigation findings, establish a correct investment thesis or establish a correct post-acquisition integration plan; (iv) the process of integrating an acquired business including, for example, the operations, systems, technologies, products, and personnel of the combined companies, particularly companies with large and widespread operations and/or complex products, may be prolonged due to unforeseen difficulties; (v) the implementation of the transaction may distract and divert management’s attention from the normal daily operations of our business; (vi) we may sustain and record significant expenditure and costs associated with outstanding transactions that either did not or will not materialize or would fail to achieve its objectives; (vii) there will be increased expenses associated with the transaction, and we may need to use a substantial portion of our cash resources or incur debt in order to cover such expenses, which the combined companies may not be able to offset; (viii) we may incur unexpected accounting and other expenses associated with the transaction, such as tax expenses, write offs, amortization expenses related to intangible assets, restructuring costs, litigation costs or such other costs derived from the acquisition; (ix) the transaction may harm our business as currently conducted (for example, there may be a temporary loss of revenues, we may experience loss of current key employees, customers, resellers, vendors and other business partners or companies with whom we engage today or which relate to any acquired company); (x) we may be required to issue ordinary shares as part of the transaction, which would dilute our current shareholders; (xi) we may need to assume material liabilities of the acquired entity; (xii) in certain cases, acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business; (xiii) the failure to successfully complete the integration associated with the transaction (including integrating any acquired technology into our products), which may cause new markets we were aiming for not to materialize or in which competitors may have a stronger market position; or (xiv) we may fail to effectively obtain the desired technological improvement.

Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to identify acquisition or investment opportunities upon favorable terms. As a result, the anticipated benefits or cost savings of such acquisitions or other restructuring activities may not be fully realized, or at all, or may take longer to realize than expected.  Acquisitions involve numerous risks, any of which could harm our business, results of operations cash flow and financial condition as well as the price of our ordinary shares.

In 2023, we completed the acquisition of FRT, and we are in the process of enhancing our combined business integration procedures. Failure to successfully integrate FRT may adversely affect our results of operations, financial condition and trading price of our shares.

If we are unable to successfully or effectively integrate our current acquisition of FRT, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing the transaction, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of FRT acquisition, is still in progress and, as of the date of this Annual Report, we cannot assure that such process will be completed without encountering difficulties. Failure to manage and successfully complete a strategic transaction could materially harm our business operating results and cash flow. As a result, the anticipated benefits or cost savings of the FRT acquisition may not be fully realized, or at all, or may take longer to realize than expected.

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

We are subject to various regulations and standards relating to data privacy and security. Failure to comply with any applicable privacy, security or data protection laws, regulations, standards or other requirements could have an adverse effect on our business prospects, results of operations, and financial condition.

 The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. Comprehensive data protection laws, including the General Data Protection Regulation (“GDPR”), which imposes stricter obligations and provides for greater penalties for noncompliance. Additionally, laws in all 50 U.S. states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The California Privacy Rights Act, or the CPRA, which took effect in most material respects on January 1, 2023, significantly modifies the CCPA, potentially resulting in further uncertainty as the California Privacy Protection Agency is still working to promulgate final rules. In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Current pending legislation may result in a change to the current enforcement measures and sanctions. We may be required to incur significant costs to comply with such data and privacy protection laws, as applicable to our company (for example, we collect, use, maintain and otherwise process certain data about candidates and employees, or may fail to protect the privacy of customers’ personal data against breaches of network or IT security), or else face an adverse effect on our business prospects and/or financial position. As we have a presence in Europe, which was increased with the acquisition of FRT, our European subsidiaries are subject to the GDPR in relation to their collection, control, processing, sharing, disclosure, and other use of data relating to their employees or customers. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could result in increased compliance costs and/or changes in business practices and policies. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

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

We maintain higher levels of cash than in the past, which subjects us to additional material risks.

Our company maintains a significant amount of our assets in cash. Such assets are managed in accordance with the provisions our investment policy, which was adopted by our management and our Board’s Investment Committee (the “Investment Committee”) and approved by our Board. Maintaining significant amount of our assets in cash exposes us to several risks, including the following: (i) The value of our cash holdings can be eroded by inflation. Over time, high inflation rates can significantly decrease the purchasing power of cash, potentially reducing the real value of our liquid assets. While our cash reserves are managed and invested by our finance team, with the assistance of external professional counsels, and under the supervision of our Investment Committee, we may not efficiently and effectively manage our funds to yield sufficient interest levels, and as a result may fail to protect our cash reserves against inflation influences; (ii) Concentration of our cash in few financial institutions or instruments may pose a risk if a banking counterparty faces liquidity or solvency issues; (iii) If our cash is held in different currencies, we face the risk of currency fluctuations, which can adversely affect the value of our cash holdings and our financial results when these amounts are repatriated or converted into our reporting currency; and (iv) The interest income generated from our high levels of cash may be subject to taxation at rates that may vary from our expectations. While base our tax positions upon professional accountants’ opinions interpreting tax laws and guidance, tax authorities may challenge such interpretations and levy taxes greater than we anticipate. We continuously evaluate the most effective use of our cash, but there can be no assurance that our strategies will yield the best possible returns for our shareholders or safeguard the value of our cash reserves.

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

The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Our future success will depend on our ability to accurately predict new market needs and requirements and to enhance accordingly our existing products and develop and introduce new technologies for the markets in which we operate. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to anticipate correctly, or if we are unable to keep pace with, technological changes, products offered by our competitors or emerging industry standards, our ability to generate revenues may be negatively affected. Adopting new technologies may also result in material inventory write-offs which would adversely affect our results of operations. We cannot assure you that we will successfully forecast technology trends or that we will anticipate innovations made by other companies and respond with our own innovation in a timely manner, which could affect our competitiveness in the market.

Our operating results have varied and will likely continue to vary significantly from quarter to quarter and from our expectations for any specific period, making it difficult to predict future results.

Our quarterly operating results have varied in the past and could continue to vary from quarter to quarter or from our expectations for any specific period in the future, as we cannot assure you that we will be able to maintain improving trends and convert our backlog into sales, profitability and positive operating cash flows. This complicates our planning processes, reduces the predictability of our earnings and subjects our stock to price and volume fluctuations. Period-to-period comparisons of our results of operations may not always provide indications of our future performance. Some of the factors that may influence our operating results include: global economic conditions and worldwide demand for electronic equipment; instability in the global markets and in the geopolitical environment that may lead to delays in shipments due to supply chain disruptions caused by geopolitical conflicts such as the changing security situation in the Middle East and the recent hostilities impacting maritime shipment in the Red Sea, and the ongoing conflict between Russia and Ukraine; changes in demand for our systems; changes made by customers to orders for our systems and/or installation schedules; product introductions and the market penetration period of new products; rapid shifts in industry capacity; the size, timing and shipment of substantial orders; timing of evaluation and qualification of our products by new customers; lack of visibility/low levels of backlog from the preceding quarter; product mixes; pricing of our products; timing of new product, upgrades or enhancements; level of operating expenses such as R&D expenses, agent commissions; fluctuations in interest rates; an outbreak of a contagious disease, which may cause us or our suppliers and/or customers to temporarily suspend our operations in the affected city or country; and our profitability may be seriously harmed by currency fluctuations because most of our revenues are generated in U.S. Dollars, but a significant portion of our expenses is incurred in currencies other than U.S. Dollars (mainly New Israeli Shekels). In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly operating results.

The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, and the governmental and societal responses thereto, could adversely affect our business, results of operations and financial condition.

Widespread outbreaks of disease or other public health crises and responses thereto have in the past and may in the future negatively impact the global economy, disrupt global supply chains and create significant volatility and disruption of financial markets. For example, during the COVID-19 pandemic, which resulted in authorities imposing, and businesses and individuals implementing, numerous measures to try to contain the virus, our global operations, which require physical presence in many stages of our business activities, were particularly vulnerable to the consequences of such measures. The new working environment that emerged as a result of the COVID-19 pandemic, with many employees working remotely, also increased the exposure of many companies, including us, to cyber-attacks and data security breaches. Future outbreaks of disease, including a resurgence of COVID-19, could similarly have a material adverse impact on the global economy, our supply chain and our business operations. It is not possible to predict the impact of future outbreaks of disease or the government responses thereto. Any disruptions caused by any new outbreaks of disease that may emerge in the future could have a material adverse impact on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all.

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

Compliance with environmental, social, governance, health, export controls, and other laws, regulations, and disclosure rules and potential liabilities could materially impact our business, results of operations and financial condition.

Due to our global operations, we must comply with certain international and domestic laws, disclosure requirements, export control regulations and restrictions which may expose our business to risks. In addition, our business is subject to numerous domestic laws and regulations designed to protect the environment, including with respect to discharges and management of hazardous substances, wastes and emissions and soil and ground water contamination. The failure to comply with current or future environmental requirements could expose us to criminal, civil and administrative charges and monetary liability. We believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Although we are not presently aware of any liability that could be material to our business, financial condition or operating results, due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future. There is an increasing focus on corporate environmental, social and governance (“ESG”) responsibility in the semiconductor industry. We published our first ESG report, which is available on our website, in August 2023. A number of our customers have adopted, or may adopt, procurement policies that include ESG provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate ESG policies, practices and metrics. Legal and regulatory requirements, as well as investor expectations, on corporate ESG practices and disclosure, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and manufacturing. If we are unable to comply or are unable to cause our suppliers or contract manufacturers to comply, with such policies or provisions or meet the requirements of our customers and our investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue, and results of operations.

Climate change, or legal or regulatory measures to address climate change, may negatively affect us.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of our locations can lead to increased energy usage and costs, or otherwise adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Concern over climate change can also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment. Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial results. In addition, any failure to adequately address stakeholder expectations with respect to ESG matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees. In addition, our adoption of certain standards or mandated compliance to certain requirements could necessitate additional investments that could impact our cash position and expected cash runway.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) imposes certain duties on us and our executives and directors, including the requirements of Section 404 (Assessment of Internal Control), which requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. Our efforts to comply with such requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2023, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  During the period from January 1, 2023 through March 10, 2024, the closing price of our ordinary shares ranged from $24.95 to $87.77 per share. The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time or to plan purchases and sales in advance. A variety of factors may affect the market price and the trading volume of our ordinary shares, including: global economic conditions, which generally influence stock market prices and volume fluctuations, including as a result of the effects of inflation, interest rates and the current war between Russia and Ukraine; investors’ views of the attractiveness of our new products; changes in expectations as to our future financial performance and/or announcements of actual results that vary significantly from such expectations; the announcement by us or our competitors of corporate transactions, merger and acquisition activities or other similar events impacting our financial performance; changes in financial estimates by securities analysts; our earnings releases and the earnings releases of our competitors; market conditions relating to our customers’ industries; announcements of technological innovations or new products by us or our competitors; other announcements, whether by us or others, referring to our financial condition, results of operations and changes in strategy; large block transactions in our ordinary shares;  additions or departures of our key personnel; future offerings or sales of our ordinary shares; and announcements of significant claims or proceedings against us. Many of these factors are out of our control, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

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

As of March 10, 2024, Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”), beneficially hold in the aggregate 38.63% of our issued and outstanding ordinary shares. As a result of the voting agreement between Priortech and Chroma, according to which they vote together in Camtek’s shareholders meetings and therefore are deemed to be joint controlling shareholders of Camtek, they have the ability to influence the outcome of certain matters submitted to a vote of Camtek’s shareholders, including the election of members of its board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. Mr. Rafi Amit, our Chief Executive Officer, and Mr. Yotam Stern, a member of our Board, hold, as of March 10, 2024, an aggregate of approximately 28.57% of the voting power at Priortech’s general meeting of shareholders, through a voting agreement with David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg (deceased) and Hanoch Feldstien (including the estates of the foregoing deceased founders, the “Priortech Founding Members”), governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves (the “Priortech Voting Agreement”), and as such may be deemed to control Priortech. Messrs. Amit and Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflicts of interest. Mr. Amit, who serves as our Chief Executive Officer on a 90% position, acts as Priortech’s Chairman of the board of directors and provides consulting and management services to Priortech on a 10% basis. Mr. Stern holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech. In addition, in the framework of the series of definitive agreements signed in February 2019, in which Chroma acquired ordinary shares from Priortech and additional new shares were issued to Chroma by Camtek, Leo Huang, the chairman of the board of directors and a controlling shareholder of Chroma, and I-Shih Tseng, a director and Business Unit President of Chroma, were appointed to serve as members of our board of directors, which may give rise to conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements concerning interested party transactions, including with respect to audit committee, board of directors and shareholder approvals (including the special majority requirement in appropriate cases), we cannot be certain that the possible conflicts of interest in any of these transactions and activities is fully eliminated. For more details regarding our senior management arrangements, see Item 6.B - “Compensation – Employment Agreements” below.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

There is a risk that we may be classified as a passive foreign investment company (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (generally determined on a quarterly basis) for the taxable year consist of assets that produce or are held for the production of passive income. Based on an analysis of our current income, assets, activities and market capitalization and expectations about our future, income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2023, and do not expect to be a PFIC for the current year or in the foreseeable future. However, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. This is a factual determination that must be made annually after the close of each taxable year. The value of our assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. If we were a PFIC at any time when a U.S. holder acquired or held our ordinary shares, such U.S. holder generally will be subject to the PFIC rules with respect to such ordinary shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company”.

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

Our headquarters and main facility (the sole manufacturing facility until the completion of the FRT acquisition) are located in the North of the State of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by hostilities involving Israel; the interruption or curtailment of trade between Israel and its present trading partners; a downturn in the economic or financial condition of Israel; and a full or partial mobilization of the reserve forces of the Israeli army. Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace or normalization agreements with Egypt, Jordan, UAE, Bahrain, Morocco and Sudan, it has no peace arrangements with any other neighboring or other Arab countries. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a peaceful solution, and there have been numerous periods of hostility, acts of terror against Israeli civilians, as experienced recently once again in Israel, as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip. Israel is engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip). These conflicts have involved missile strikes against civilian targets in the south and center parts of Israel.

On October 7, 2023, the “Swords of Iron” war erupted between Israel and the terrorist organizations in the Gaza Strip, as described above. Our facilities did not sustain any damage and in accordance with the instructions of the Israeli National Emergency Management Authority, there is currently no limitation or denial of access or activity limitation in our facilities. None of our employees were directly harmed as a result of the war. As of the date hereof, we operate continuously, and so far the situation in Israel does not have a material effect on our operations and business. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives, including by instructing our workforce to work remotely. In addition, the normalization agreements that Israel has entered into with some Arab countries in the Middle East may affect the geo-political condition in the Middle East in general, and the relations between Israel and Iran in particular. All of the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the Company’s share price.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, generally until they reach the age of 45 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time, as occurred, and may continue to occur, during the “Swords of Iron” war. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business. Furthermore, our Company’s insurance does not cover loss arising out of events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained.

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

We have received government grants from the Israel Innovation Authority (the “IIA”) for the financing of a portion of our research and development expenditures over the years. Although we repaid 100% of the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate), even following full repayment of any IIA grants (together with the applicable interest), and unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and the regulations promulgated there under (together, the “R&D Law”), with respect to technologies the development of which was financed by approved R&D program using financing from such grants (“Financed Know-How”). In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior consent may be given by the IIA subject to payment of increased royalties. Although as of the date of this Annual Report, no Financed Know-How is used or incorporated in our current or currently anticipated product lines, these restrictions and requirements for payment could in the future – if and as applicable – impair our ability to sell such Financed Know-How, or to outsource or transfer manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.  For more information regarding the above-mentioned and other restrictions imposed by the R&D Law and regarding grants received by us from the IIA (and the repayment thereof), see Item 4.B - “Business Overview – The Israel Innovation Authority” below.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. Further, it may be difficult for an investor to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Under certain circumstances, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Exchange Act applicable to U.S. public companies, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of our highly compensated executives as well as disclosure of the compensation determination process; the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profit realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). In addition, we are permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based compensation plans, with respect to the Nasdaq requirement to have a separate compensation committee and a formal charter for such committee, and with respect to the quorum requirement for the convening of general meetings of shareholders; See in Item 16G. “Corporate Governance” below. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection to investors than is afforded under the Nasdaq Rules applicable to domestic issuers.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates mergers and acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. See Item 10.B - “Memorandum and Articles - Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law” below. Further, Israeli tax considerations may make potential transactions undesirable to us, or to some of our shareholders whose country of residence does not have a tax treaty with Israel, granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See Item 10.E - “Taxation - Israeli Taxation” below. In addition, in accordance with the Restrictive Trade Practices Law, 1988 and under the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see in Item 4.B - “Business Overview - The Israel Innovation Authority” below. In addition, as a corporation incorporated under the laws of the State of Israel, we are subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders and may limit the price that investors may be willing to pay in the future for our ordinary shares.

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

In February 2019, the Company signed a series of definitive agreements, referred to as the “Chroma Transaction”, in the framework of which Chroma acquired a total of 6,117,440 ordinary shares from Priortech at a price of $9.50 per share, and an additional 1,700,000 new shares were issued to Chroma by the Company, at the same price of $9.50 per share; as of March 10,2024, Chroma holds 17.32% of our ordinary shares, while Priortech holds 21.31% of our ordinary shares. The Chroma Transaction was closed in June, 19, 2019 (the “Chroma Closing Date”), following the occurrence of closing conditions defined therein, including the approval of the Chroma Transaction by the Company’s shareholders in our 2019 annual general meeting of shareholders, dated June 3, 2019 (the “2019 AGM”) as well as the grant of approvals by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC).

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

On November 1, 2023, we announced the closing of the acquisition of FRT for $100 million in cash. FRT, headquartered in Bergisch Gladbach, Germany, is a leading supplier of high-precision metrology solutions for the Advanced Packaging and Silicon Carbide markets. This acquisition is intended to leverage Camtek’s and FRT’s advanced technologies of Advanced Packaging and Silicon Carbide that require new inspection and metrology steps in the semiconductor manufacturing processes.

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

Semiconductors wafers are scanned under the advanced optic heads (2D Inspection and metrology and 3D metrology) in our systems, and advanced software and algorithms are implemented on the scanned wafers data. As a result, our systems automatically sort good dice and defected dice, with the defected dice sorted out of the production lots and not inserted into a package or a product. Hence, the total end product yield is enhanced by ensuring that only known good dice will be shipped to end-users. The systems are easy to operate and offer high accuracy and productivity in high volume manufacturing environments. These systems incorporate proprietary advanced image processing software and algorithms, as well as advanced electro‑optics and precision mechanics and are designed for easy operation and maintenance. Our global, direct customer support organization provides responsive, local pre- and post- sales support for our customers through our wholly owned subsidiaries located in 8 offices around the world.

Inspection and Metrology are implemented at various stages along the semiconductor manufacturing process. Camtek’s systems serve various manufacturing stages starting from the front-end macro inspection and Outgoing Quality Control (OQC), through Inspection and Metrology of bumps in the mid-end and the inspection of post-diced wafers in the back end (Assembly).

Our Markets

The semiconductor manufacturing industry produces integrated circuits mainly on silicon wafers but also on other materials and on compound semiconductors (for example, Silicon Carbide – SiC, Gallium Nitride – GaN, and Gallium Arsenide - GaAS). Each wafer contains numerous integrated dice containing microelectronic devices. The growth of the semiconductor manufacturing industry in the past few years has been driven largely by demand from electronics such as smartphones and the proliferation of applications including the Internet of Things and cloud computing. Continued growth is expected with the enhancements of existing products, and the inclusion of emerging technologies such as Artificial Intelligence (AI), as well as rapid growth in automotive, electrical and autonomous vehicles and industrial electronics. The effect of such market growth trends on the demand for Inspection and Metrology systems is driven by three main factors: (i) growing electronic devices manufacturing volume requires more equipment, (ii) applications such as automotive and mobile phones require a higher level of reliability and hence more Inspection and Metrology and (iii) new packaging technologies, such as Heterogenous Integration, requires more inspection and metrology steps (as described in more detail below).

In the fast-growing advanced packaging market segment, which includes a wide variety of devices and technologies, new inspection and measurements steps become crucial to ensure a known-good-package. The bumps and hybrid bonding are becoming the main interface instead of the conventional wire bonding. There is a wide variety of bump types and sizes which are used for different packaging technologies. Camtek’s systems are equipped with state-of-the-art metrology and inspection capabilities designed to address many of those inspection and metrology steps, including bump height, die stack planarity, RDL dimensions and surface defects. These are examples of typical process steps where inspection and metrology are critical to ensure high quality products.

Wafers with hundreds of millions of bumps in very dense architecture are becoming more common and require 100% inspection and metrology due to the packaging reliability requirements. The high cost of packages which combine multiple dice requires Known Good Dice in order to ensure that each die in the package is fully functional. Camtek’s systems are designed to deliver 100% Inspection and Metrology in high volume manufacturing environment, without compromising on throughput and performance. We expect that the two fastest growing segments in advanced packaging will be the Heterogeneous Integration (HI), which is becoming the standard for high performance computing, and Fan Out Wafer Level Packaging (FOWLP). Camtek’s flexible inspection and metrology systems utilize a wide variety of technologies to address the complex requirements of these growing segments.

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

As 5G continues to expand its reach, it may open new possibilities for Camtek. 5G smartphones benefit from enhanced performance and broader bandwidth, as a result of the use of more RF filters (up to triple the previous number) with much finer dimensions. These challenges require more accurate and, in many cases, 100% inspection and metrology. Camtek offers dedicated inspection solutions to support the growing RF manufacturing market, enabling high-volume manufacturing at high throughput.

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

With the acquisition of FRT, Camtek added the following products and metrology capabilities to its portfolio. These products are divided into three categories: Fully Automated Wafer Metrology, Semi-automated with MHU and Manual Metrology.

Product	Function
MicroProf® AP
The FRT MicroProf® AP is a fully automated wafer metrology tool for a wide range of applications at different 3D packaging process steps, e.g. for the measurement of photoresist (PR) coatings and structuring, through silicon vias (TSVs) or trenches after etching, μ-bumps and Cu pillars, as well as for the measurement in thinning, bonding and stacking processes. With its modular multi-sensor concept, the flexible MicroProf AP measuring tool is designed to perform a variety of measuring tasks in advanced packaging.

MicroProf® DI
The FRT MicroProf DI optical inspection tool enables inspection of structured and unstructured wafers during the entire manufacturing process. By combining 2D inspection and metrology, the MicroProf DI provides measurement solutions for a variety of applications, including defect inspection and wafer-level metrology for micro-bumps, RDL, overlay and through silicon via (TSV) in a single measuring tool.

MicroProf® FE
The FRT MicroProf® FE is Camtek’s standard, fully automated 2D/3D wafer metrology tool. It combines the capabilities of the established MicroProf 300 with a wafer-handling system within an Equipment Front End Module (EFEM). With fully SEMI-compliant metrology solutions and almost maintenance-free hardware components, providing high throughput inspection, the MicroProf FE is a metrology solution intended to serve front end HVM fab.

MicroProf® FS	FRT MicroProf® FS is a fully automated wafer metrology tool, configurable for a wide range of applications in the wafer foundry, using both standard and customized solutions.
MicroProf® PT
The FRT MicroProf® PT is a fully automated tool for hybrid metrology applications for all common panel sizes. Its panel handling system with 2 panel loaders and multi-sensor setup (including topography point sensors, FoV sensors and film thickness sensors) suits metrology and inspection applications, both for development and production (from lab to fab).

MicroProf® MHU
The FRT MicroProf® MHU metrology tool with Material Handling Unit (fully automated handling, manual cassette placement), is specially designed for the semiconductor, MEMS, sapphire, and LED industries. Typical applications are measurements of bare and coated, as well as structured wafers at various lithographic process steps. Due to a robotic arm with two vacuum end effectors, the tool has high throughput rates of up to 220 wafers per hour. It is capable of processing wafer sizes from 2 to 8 inches. Up to 4 open cassettes can be processed and, additionally, there is the option to integrate a pre-aligner and an OCR reader.

MicroProf® TL
The FRT MicroProf® TL is an optical surface measurement tool for fully automatic 3D surface measurements. Unique from other family members of the FRT MicroProf series, the TL features a Thermo Unit – a fully integrated heating and cooling stage – as well as a DLS deformation sensor by Chemnitzer Werkstoffmechanik. With these features, MicroProf TL can be used to characterize lateral and vertical deformation of samples under thermal load. This can be used to determine the behavior of components under working condition or to simulate various process steps. For the measurement process temperature cycles can be set as required by an easy recipe creation.

MicroProf® 100
The FRT MicroProf® 100 is the universal surface metrology tool for quick and easy determination of topography, film thickness and sample thickness. As a compact table-top unit, and thus the smallest member of the MicroProf multi-sensor family, the MicroProf 100 offers the full flexibility of its bigger brothers. It is based on our proven SurfaceSens technology, in which different optical measurement methods – which otherwise can only be found in individual solutions– are merged into a universal and space-saving device.

MicroProf® 200
The FRT MicroProf® 200 is a high-performance measuring device for contactless and non-destructive characterization of almost all surfaces and films. This surface measuring tool is based on our established SurfaceSens technology and can perform numerous measuring tasks within just one system. A high-resolution CWL sensor allows for easy and reliable measuring of many parameters, e.g. topography, roughness, and contour. With a wide range of additional sensors, it is also possible to adapt the MicroProf 200 individually to your measuring task. Using the TTV module for inspection from both sides or using the module for automatic sample handling (MHU), the MicroProf 200 can also be retrofitted to new measurement requirements. With these capabilities, the tool can meet high automation requirements.

MicroProf® 300
The FRT MicroProf® 300 is part of the high-performance and versatile MicroProf generation and features our established SurfaceSens technology. The tool is particularly useful in quality assurance, development and manufacturing, where the smallest deviations from the ideal surface shape must be determined contact-free without destroying the sample, with surface precision down to the sub-μm range. Besides roughness of the sample surface, the shape is one of the most important parameters. Narrow tolerances must be precisely determined. The FRT MicroProf 300 is perfect for these requirements and can also be integrated into fully automated production. An extensive range of sensors and the option of conducting double-sided sample inspections (TTV) make it possible to individual adapt the MicroProf 300 to suit your measuring task at any time. Furthermore, the simple automation of measurements boosts productivity and process reliability.

Customers

We target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

Our customers are semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDMs) and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2023, one individual customer accounted for more than 15% of our total revenues. In 2022, one customer accounted for 11% of our total revenues. As of December 31, 2023, our installed base was over 2,150 systems.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (In thousands)
China	149,510	141,959	147,651
Asia Pacific	67,773	63,455	45,571
Korea	47,425	43,256	31,709
United States	41,118	54,741	28,641
Europe	9,549	17,498	16,087
Total	315,375	320,909	269,659

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

As of December 31, 2023, 207 of our employees were engaged in our worldwide marketing and support efforts, including support and marketing administration staff. Due to the concentration of customers in the Asia Pacific region, we have significantly expanded our marketing and support teams in this region.

Our marketing efforts include participation in various trade shows and conventions, publications and trade press, product demonstrations performed at our facilities and regular contact with customers by marketing personnel. We generally provide a 12‑month warranty to our customers. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period. Under our service and maintenance contracts, we provide prompt local, on-site customer support. Our experienced local teams have been able to install and support our customers throughout the pandemic with virtual support, as needed, from our experts in the headquarters.

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

Our manufacturing facilities are located in Migdal Ha’Emek, Israel, and in Bergisch Gladbach, Germany.

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

The Israel Innovation Authority

The Government of Israel encourages research and development projects in Israel through the IIA (the Israel Innovation Authority), pursuant to and subject to the provisions of the R&D Law. Under the R&D Law, research and development projects which are approved by the Research Committee of the IIA are eligible for grants, in exchange for repayment by way of royalty payment of royalties from revenues generated by the products and/or services developed within the framework of such approved project and subject to compliance with certain requirements and restrictions under the R&D Law as detailed below, which must generally continue to be complied with even following full repayment of all IIA grants (as adjusted for fluctuation in the USD/NIS exchange rate), with applicable interest.

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of certain IIA plans, a company may be required to pay royalties ranging between 3% to 6% (depending on the terms and conditions of the specific plan and the classification of the company), of the revenues generated from its products or services incorporating know-how developed with, or are a derivative of, funds received from the IIA (“IIA Products”), until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999 and until July 1, 2017; the interest applicable to grants received on or after July 1, 2017, and until January 1, 2024 is: (i) LIBOR interest until December 31, 2023, and (ii) thereafter, 12 months Term SOFR as published in the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, with the addition of 0.71513%; the interest applicable to grants received on or after January 1, 2024 is 12 months Term SOFR as published in the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel).

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

As of December 31, 2023, we have repaid (including interest accrued by Camtek) all outstanding grant amounts to the IIA. As of the date of this Annual Report, no Financed Know-How is utilized in our current or currently anticipated activities.

At the end of 2021, the publication of the LIBOR ceased, and alternative interests were applied throughout the worldwide economy, including the SOFR interest.  The interest applicable to grants received on or after January 1, 2024 is 12 months Term SOFR as published in the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2023	2022	2021
	(U.S. Dollars in thousands)
Machinery and equipment*	8,155	6,162	3,390
Right of use (ROU) assets	2,573	2,079	2,546
Computer equipment and software	1,061	1,438	990
Building and leasehold improvements	2,974	3,600	1,777
Vehicles	34	3	216
Office furniture and equipment	111	117	76
Total	14,908	13,399	$8,995

* including transfer of inventory to fixed assets in the aggregate of $4,541, $2,893, and $2,204 in 2023, 2022 and 2021, respectively.

Material Effects of Governmental Regulations

The following EU directives, which represent the European standard required in order to sell in Europe, apply to our business: Machinery Directive 2006/42/EC, Low Voltage Directive (LVD) 2014/35/EU, EMC Directive (EMC) 2014/30/EU, and RoHS2 Directive (RoHS2) 2011/65/EU. The following SEMI Standards, which define uniform standards for manufacturers in the semiconductor fabrication industry and production equipment producers, apply to us: SEMI S-2 (safety requirements for sale of equipment in the semiconductor fabrication) and SEMI S-8 (ergonomic requirements for sale of equipment in the semiconductor fabrication industry). We comply with the above-mentioned governmental regulations during the systems’ design process, which is conducted in accordance with the Company’s quality assurance manual ISO9001:2015. In addition, all modules of systems are tested by independent laboratories that certify their compliance with these governmental regulations and have required accreditation.

C.          Organizational Structure

Through its affiliated companies, one of our principal shareholders, Priortech, engages in various aspects of the electronic production, including, advance packaging designs for the semiconductor industry and advanced organic coreless substrate technology. As of March 10, 2024, Priortech holds 21.31% of our outstanding ordinary shares and is a party to the Chroma Voting Agreement. Under the Chroma Voting Agreement, Priortech is entitled to nominate three Board members. We have no revenues from sales to affiliates and subsidiaries of Priortech.

The following table shows the Company’s subsidiaries, all of which are wholly owned by us or by our subsidiaries (except for Camtek HK Ltd., in which Priortech holds no more than one percent of the voting rights), together with each subsidiary’s jurisdiction of incorporation, as of the date of this Annual Report:

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek (Europe) NV	Belgium
Camtek Germany GmbH	Germany
Camtek Inspection Technology (Suzhou) Ltd.	China
Camtek Japan Ltd.	Japan
Camtek Inspection Technology Limited	Taiwan
Camtek South East Asia Pte Ltd.	Singapore
Camtek Korea Ltd.	South Korea
Camtek Germany Holding GmbH	Germany
FRT GmbH	Germany

D.	Property, Plants and Equipment

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 124,000 square feet of which 45,500 square feet are devoted to the manufacturing of our products. Our facilities in Germany occupy 15,200 square feet of which 7,000 square feet are devoted to the manufacturing of our products.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 56,500 square feet.

Item 4A.               Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The following discussion does not address certain items in respect of our fiscal year ended December 31, 2021, in reliance on amendments to disclosure requirements adopted by the SEC. A discussion of our fiscal year ended December 31, 2021 may be found in “Item 5 – “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 20, 2023.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our Inspection and Metrology core technology; see in Item 4.B “Business Overview - Our Business” above.

We sell our systems internationally. The majority of sales of our systems in 2023 were to manufacturers in the Asia Pacific region, including South Korea, China, Taiwan and South East Asia, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In the year ended December 31, 2023, our sales in the Asia Pacific region (mostly China, Taiwan and South Korea) accounted for approximately 84% of our total revenues.

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

Marketable Securities. The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of marketable securities, are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company classifies its marketable securities as either short term or long term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

The Company accounts for Credit losses in accordance with ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the year ended December 31,2023.

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

In the years 2023 and 2022 we wrote-off inventory in the amount of approximately $1.2 million and $0.3 million, respectively which were related to damaged, obsolete, excess and slow-moving inventory. These amounts are included in the item line called “Cost of revenues” in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. Inventory that is not expected to be converted or consumed in 2023 is classified as non-current. As of December 31, 2023, a $9.0 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Business acquisitions. The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations" ("ASC 805"). Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

When the Company acquires a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. The Company uses the Discounted Cash Flow Method to assign fair values to acquired identifiable intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, forecasted future revenue, forecasted operating results, discount rates and the appropriate weighted-average cost of capital. These estimates are inherently uncertain and unpredictable.

These models are based on reasonable estimates and assumptions given available facts and circumstances, including industry estimates and averages, as of the acquisition dates and are consistent with the plans and estimates of management.

During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of income (loss).

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years. The technology, trade names and customer relationships acquired in the FRT acquisition are to be amortized over their expected lives of 5 years, 10 years, and 2 years, respectively.

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2023. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Leases. Results and disclosure requirements are presented under Topic 842, Leases. Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate was 7.0% in 2023, based on our understanding of what our credit rating was at that time. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. When determining the probability of exercising such options, we consider contract-based, asset-based, entity-based, and market-based factors. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

Comparison of Period-to-Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31,
	2023	2022	2021
Total Revenues	100.00%	100.00%	100.00%
Total cost of revenues	53.19%	50.19%	49.07%
Gross profit	46.81%	49.81%	50.93%
Operating expenses:
Research and development expenses	9.98%	8.99%	8.70%
Selling, general and administrative expenses	16.09%	15.42%	15.94%
Total operating expenses	26.07%	24.42%	24.64%
Operating profit	20.74%	25.40%	26.29%
Financial income , net	7.04%	2.08%	0.38%
Income tax expenses	(2.85)%	(2.57)%	(4.32)%
Net income	24.93%	24.91%	22.35%

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Revenues. Revenues decreased by 1.7% to $315.4 million in 2023 from $320.9 million in 2022, due primarily to a decrease in the number of product units sold.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit decreased to $147.6 million in 2023 from $159.9 million in 2022, a decrease of $12.2 million, or 7.6%. Our gross margin decreased to 46.8% in 2023, compared to a gross margin of 49.8% in 2022, mainly as a result of inflationary and supply chain pressure on our bill of materials.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2023 increased by 9.0% to $31.5 million from $28.9 million in 2022 due to higher investment in new products and technologies, as well as an increase in headcount.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 2.5% to $50.8 million in 2023 from $49.5 million in 2022, mainly due to increased salary expenses and professional services.

Financial Income, Net. We had net financial income of $22.2 million in 2023 compared to $6.7 million in 2022. Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $0.1 million in 2023 compared to income of $0.4 million in 2022.

Provision for Income Taxes. Income tax expense was $9.0 million in 2023, a decrease of $0.8 million from the $8.2 million expense in 2022.

Net Income. We realized net income of $78.6 million in 2023 compared to net income of $79.9 million in 2022, due to decreased revenues and increased operating expenses, offset by and increase in financial income.

B.          Liquidity and Capital Resources

At December 31, 2023, our cash and cash equivalent deposit and marketable securities balances totaled approximately $448.6 million compared to approximately $478.7 million at December 31, 2022. The year-to-year decrease in cash and cash equivalents and deposits mainly results from the $100 million all cash acquisition of FRT, offset by positive operating cash flow. Our cash is invested in bank deposits spread among several banks, primarily in Israel and in international bonds.

Our working capital was approximately $450.1 million in 2023 and $468.5 million in 2022. The decrease is mainly attributed to decreased cash and cash equivalents, and short-term deposits, offset by increased inventories and accounts receivable.

Our capital expenditures during 2023 were approximately $14.9 million, mainly to increase our production capacity and to support our R&D, operations and IT activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2023 and 2022 totaled $79.3 million and $57.8 million, respectively.

During 2023, cash provided by operating activities was primarily attributed to net income.

During 2022, cash provided by operating activities was primarily attributed to net income, offset by increases in inventory and trade accounts receivable.

Cash flow from investing activities

Cash flow used in investing activities in 2023 was $107.5 million, due to the acquisition of FRT and investment in fixed and intangible assets. Cash flow used in investing activities in 2022 was $150.8 million, due to investment in short-term deposits and fixed and intangible assets.

Cash flow from financing activities

Cash flow provided by financing activities in 2023 was $0.2 million. No cash flow was provided by financing activities in 2022.

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

In addition, the Amendment provides that terms and benefits included in any certificate of approval issued prior to December 31, 2004, will remain subject to the provisions of the Investment Law as they were on the date of such prior approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiary Enterprise, will subject us to taxes upon distribution or liquidation.

Camtek has been granted the status of Approved Enterprise, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period which ended in 2014. In addition, Camtek elected 2010 as the year of election for a period which ended in 2021.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011. For more information, see Item 10.E – “Taxation – Israeli Taxation – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” below.

During the years 1998-2006 the company was subject to tax in accordance with the Approved and Beneficiary Enterprise under the Law for the Encouragement of Capital Investments. As such, the Company has income that was exempt from tax. Distribution of dividend from the exempt income requires the Company to pay income tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.   In February 2022, the Company, in a settlement with the Israeli Tax Authorities, elected to take advantage of the temporary rule of 2022 in Israel and pay a reduced tax rate on its historical exempt earnings to allow the Company to distribute dividends from these earnings in the future with no additional corporate tax liability. The Company’s Statement of Income for the year ended December 31, 2021, included a one-time tax expense of $5,315, as a result of this settlement.

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

As of December 31, 2023, we had 151 employees engaged in R&D, 129 of whom are based in our headquarters in Israel and 22 in our facilities in Germany. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $31.5 million and $28.9 million for the years ended December 31, 2023 and 2022, respectively, representing 10.0% and 9.0% of the total revenues for the years then ended.

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

We have 138 issued and applied-for patents worldwide, of which 89 are registered patents and 2 U.S. provisional applications. These patents relate to our proprietary technology and know-how developed for Inspection and Metrology and Functional Inkjet Technology tools. We also have one registered trademark in Israel, one in Singapore and one in Japan.

D.          Trend Information

The OECD has forecasted the world GDP to grow by 2.9% in 2024. See "Item 3D. Risk Factors" above. The semiconductor industry will probably be influenced by weakness or uncertainties in global economic conditions. The outlook for 2024 currently projected by VLSI Research and SEMI Organization is to be a down year and Wafer Fab Equipment is projected by most analysts to decline by _____% compared to 2023. See "Item 3D. Risk Factors" in this annual report on Form 20-F. For specific trend information regarding the markets in which we operate see Item 4.B - “Business Overview - Our Markets” above.

E.          Critical Accounting Estimates – see Item 5.A “Operating Results – Critical Accounting Policies and Estimates”

Item 6.	Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	75	Director and Chief Executive Officer
Moty Ben-Arie	69	Director, Chairman of the Board of Directors*
Orit Stav	53	Director
Yotam Stern	71	Director
Leo Huang	70	Director
I-Shih Tseng	62	Director
Yael Andorn	53	Director**
Yosi Shacham-Diamand	70	Director**
Moshe Eisenberg	57	Chief Financial Officer
Ramy Langer	70	Chief Operating Officer
Orit Geva Dvash	52	Vice President - Human Resources

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

Moty Ben-Arie serves as our Chairman of the Board since January 1, 2023. From March 2017 until the 2019 AGM, Mr. Ben-Arie also served as our Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and serves as the Chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds an MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Orit Stav has served on our Board of Directors since September 24, 2020. Ms. Stav is an experienced investment manager with 20 years of experience in the field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory firm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Menora Mivtachim Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Innovize Technologies Ltd., IBI – Underwriting & Issuing Ltd., EFI Capital Real Estate Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund. Ms. Stav holds an MBA from the University of Hertsfordshire, U.K., and a B.A. in Economies and Management from Tel Aviv University.

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

Moshe Eisenberg has served as our Chief Financial Officer since November 2011. From 2010 to 2011, Mr. Eisenberg served as the Chief Financial Officer of Exlibris, a global provider of library automation solution for the academic market. Prior to that, from 2005 to 2009, Mr. Eisenberg served as the Chief Financial Officer of Scopus Video Networks Ltd., a leading provider of digital compression, decoding & video processing equipment. Prior to that, Mr. Eisenberg held various professional and managerial positions at Gilat Satellite Networks Ltd. and its wholly owned U.S. subsidiary, Spacenet Inc. Mr. Eisenberg holds an MBA from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

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

B.          Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2023, to all persons listed in Section A (Directors and Senior Management) above, was approximately $4.4 million. This sum includes $0.1 million paid to provide pension, retirement or similar benefits, amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see Item 6.C - “Board Practices – External Directors – Qualification” below) during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”. All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position (1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)	Other (USD) (5)	Total (USD)
Rafi Amit – Chief Executive Officer	313,134	298,602	940,815	150,687	1,703,238
Ramy Langer - Chief Operating Officer	312,491	146,004	516,247	0	974,742
Moshe Eisenberg - Chief Financial Officer	273,939	121,670	402,211	0	797,820
Orit Geva-Dvash - Vice President, Human Resources	194,051	51,360	243,382	0	488,794
Yael Andorn – Director, Chairwoman of the Audit Committee		-	50,000	52,654	102,654
Total	1,093,615	617,637	2,152,655	203,341	4,067,248

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

(4)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2023, for each Covered Office Holder, based on the options’ fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

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

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of eight members. At our 2023 annual general meeting of shareholders (the “2023 AGM”), each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, Leo Huang, I-Shih Tseng and Orit Stav were re-appointed for service as our directors. All directors were appointed following the recommendation by the Company’s Nomination Committee, and each of them is serving an approximately one-year term, which is due to expire at our 2024 annual general meeting of shareholders (the “2024 AGM”). In addition, following the recommendation of our Nomination Committee and Board of Directors, our shareholders approved, at our 2021 AGM, the re-appointment of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand as external directors in accordance with the Companies Law, for an additional term of three years each.

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

As consideration for their service as directors and their participation in each meeting of the Board or Board’s committees, we pay each of our external and independent directors (all Board members except for Messrs. Amit, Stern, Huang and Tseng) a fixed annual fee, a fixed participation fee and reimbursement of expenses in the following amounts: NIS 130,000 (approximately $35,842) as annual fee, NIS 3,500 (approximately $965) as in-person participation fee, NIS 2,100 (approximately $579) for conference call participation and NIS 1,750 (approximately $483) for each written resolutions. As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, and the maximum amounts of such fees as set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations. The above-mentioned cash remuneration is in line with the Company’s Executives & Directors Compensation Policy (the “Compensation Policy”), according to which each of the Company’s non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees. Messrs. Amit, Stern, Huang and Tseng do not receive any payment with respect to their service as our directors.

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

We have adopted a new compensation policy for office holders, which was approved by our shareholders at a special general meeting of shareholders held in July 2020 and amended at the 2021 AGM and 2023 AGM (together with such amendment, the “Compensation Policy”). The following is a brief overview of the main terms included in the Compensation Policy, specifically describing the amendments made at the 2021 AGM and 2023 AGM:

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

Clawback Policy

On June 9, 2023, the SEC approved Nasdaq’s proposed clawback listing standards that implement the SEC’s clawback rule, which was adopted under Rule 10D-1 under the Exchange Act (the “Clawback Listing Rules”). The SEC’s final rule directed U.S. stock exchanges, including Nasdaq, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy.  At the 2023 AGM, following the approvals of the Compensation Committee and Board of Directors, we amended Part II (Executive Compensation, Section 12 (Clawback Policy)) of the Compensation Policy, to provide that the Company has adopted a clawback policy as contemplated pursuant to the Clawback Listing Rules (the “Clawback Policy”), to recover any excess incentive-based compensation from current and former officers after an accounting restatement, effective as of October 2, 2023. In addition, the Compensation Committee and the Board of Directors may apply this Clawback Policy to persons who are not officers. Under the Clawback Policy, in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Compensation Committee and the Board of Directors administer the Company’s Clawback Policy and have sole discretion to determine how to seek recovery under the policy and may forgo recovery if both determine that recovery would be impracticable.  The Clawback Policy is filed as an exhibit to this Annual Report.

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

In addition, the approval of the audit committee, followed by the approval of the board of directors and the shareholders, is required to effect a private placement of securities, in which either: (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights; or (ii) a person will become a controlling shareholder of the company. Pursuant to the 10th Amendment to the Alleviation Regulations, which became effective in March 2024, we are permitted to adhere to the pertinent U.S. securities laws and Nasdaq Regulations that apply to U.S. domestic issuers in relation to such private offerings, insofar as they encompass rules and guidelines pertaining to private offerings.

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

Indemnification to Office Holders who may be deemed to hold a controlling interest in the Company

Under the Companies Law, the grant of the indemnification and exemption letters to each of our Office Holders must be approved by our Compensation Committee and our Board of Directors, and – with respect to Office Holders who serve as directors or as the CEO – also by our shareholders. In addition, under the Companies Law, the grant of the indemnification and exemption letters to those Office Holders who hold a controlling interest in the Company requires re-approval by the Compensation Committee, Board of Directors and Company’s shareholders, at least once every three (3) years.

At the 2023 AGM, following the approvals of the Compensation Committee and the Board of Directors held on October 12, 2023, we have approved the grant of the indemnification and exemption letter to each of Messrs. Amit, Stern and Huang for an additional period of three (3) years, commencing as of, with respect to Messrs. Amit and Stern, November 12, 2023, which is the date of expiration of their previous Indemnification and Exemption Letters, and with respect to Mr. Huang, commencing as of June 3, 2022, which is the date of expiration of his previous Indemnification and Exemption Letter.

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

D.	Employees

Employees

The following table sets forth the number of our employees engaged in the specified activities at the end of each of the years 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
Executive management	4	4	4
Research and development	151	119	104
Sales support	156	121	113
Sales and marketing	91	54	46
Administration	57	50	45
Operations	106	98	92
Total	565	446	404

The following table sets forth the number of our employees located in the following geographic regions at the end of each of the years 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
Israel	287	280	255
Abroad	278	166	149
Total	565	446	404

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
 58
Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. All ordinary shares subject to options exercisable into ordinary shares and RSUs that will become vested, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options and RSUs for the purpose of computing the number of shares beneficially owned by such person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The percentage of beneficial ownership is based upon 45,129,853 ordinary shares outstanding as of March 10, 2024.

Name	Total Beneficial Ownership	Percentage
Rafi Amit(1)	29,689	*
Moty Ben- Arie(2)	4,258	*
Orit Stav(2)	4,258	*
Yotam Stern(3)	-	*
Leo Huang (4)	-	*
I-Shih Tseng	-	*
Yael Andorn(5)	4,258	*
Yosi Shacham-Diamand(5)	9,599	*
Moshe Eisenberg(6)	15,278	*
Ramy Langer(7)	19,929	*
Orit Geva Dvash(8)	12,332	*

*Beneficially owns less than 1%

(1)
Includes (i) 15,509 ordinary shares; and (ii) 14,180 RSUs that will become vested within 60 days of the date of the table. Does not include 47,061 RSUs that do not vest within 60 days of the date of the table. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the 9,617,757 shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares. See Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders – Beneficial Ownership” below.

(2)
Includes (i) 1,082 ordinary shares; and (ii) fully vested options to purchase 3,176 ordinary shares, at an exercise price of $22.63 per share, which expire in November 2029. Does not include (i) options to purchase 3,176 ordinary shares which fully vest at the 2023 AGM, at an exercise price of $22.63 per share, which expire in December 2029 and (ii) 1,082 RSUs that do not vest within 60 days of the date of the table.

(3)
Mr. Stern does not directly own any of our ordinary shares. As a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the 9,617,757 shares of the Company held by Priortech. Mr. Stern disclaims beneficial ownership of such shares. See Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders – Beneficial Ownership” below.

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

(5)
Includes (i) 4,997 ordinary shares; and (ii) fully vested options to purchase 4,602 ordinary shares, at an exercise price of $36.45 per share, which expire on August 18, 2028. Does not include (i) options to purchase 3,176 ordinary shares which fully vest at the 2023 AGM, at an exercise price of $22.63 per share, which expire in December, 2029; and (ii) 394 RSUs that do not vest within 60 days of the date of the table.

(6)
Includes (i) 6,924 ordinary shares; (ii) 8,354 RSUs that will become vested within 60 days of the date of the table. Does not include 21,653 RSUs that do not vest within 60 days of the date of the table.

(7)
Includes (i) 8,682 ordinary shares; and (ii) 11,247 RSUs that will become vested within 60 days of the date of the table. Does not include 27,887 RSUs that do not vest within 60 days of the date of the table.

(8)
Includes (i) 7,689 ordinary shares; and (ii) 4,643 RSUs that will become vested within 60 days of the date of the table. Does not include 11,643 RSUs that do not vest within 60 days of the date of the table.

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

2018 Plan

General. As of December 31, 2023, 1,571,557 Awards were outstanding under the 2018 Plan.

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

Previous Plans

As of December 31, 2023, under the 2014 Plan there were 8,447 options exercisable and vested for 8,447 ordinary shares at a weighted average exercise price of $4.38.

Item 7.          Major Shareholders and Related Party Transactions.

A.          Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 10, 2024, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 45,129,853 ordinary shares outstanding as of March 10, 2024.

	Number of Ordinary Shares*	Percentage
Priortech Ltd. (1)	9,617,757	21.31%
Chroma ATE Inc. (2)	7,817,440	17.32%
Migdal Insurance & Financial Holdings Ltd (3)	3,455,423	7.75%

(1)
28.57% of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(2)
Based on the Schedule 13G filed by Chroma ATE Inc. on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Ordinary Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 66, Hwa Ya 1 Rd., Guishan District, Taoyuan City 333, Taiwan.

(3)
Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on January 31, 2024, which presented ownership as of December 31, 2023. Of the 1,901,521 Ordinary Shares reported as beneficially owned by the Migdal (i) 1,901,521 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii)  329,924 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) - are beneficially held for their own account (Nostro account). Migdal’s principal business address is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

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

In the framework of the Chroma Transaction, the Company, Chroma and Priortech entered into a Second Amended and Restated Registration Rights Agreement which, following the Chroma Closing Date, replaced the previous Registration Rights Agreement and grants Chroma registration rights with respect to our Ordinary Shares held by it, which are similar to those of Priortech. For a description of the definitive agreements signed under the Chroma Transaction, see Item 4.A. – “History and Development of the Company”.

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

Legal Proceedings

We are not a party to any material legal proceedings, and there are no material proceeding in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividends

On March 21, 2024, following the approval of our Board of Directors, we declared a cash dividend in the amount of $1.33 per ordinary share, representing an aggregate distribution of approximately $60 million, which will be paid on April 18, 2024, to all shareholders of record on the Nasdaq Global Market at the close of trade on April 4, 2024. See Item 10.B - “Memorandum and Articles - Dividend and Liquidation Rights” below for more information regarding our dividend policy.

B.          Significant Changes.

None.

Item 9.          The Offer and Listing.

A.          Offer and Listing Details.

The Company’s ordinary shares are traded on the Nasdaq Global Market and on TASE under the symbol “CAMT”.  We are subject to Israeli securities legislation which applies to companies that are traded in dual listing.

B.          Plan of distribution.

Not applicable.

C.          Markets.

See Item 9.A above.

D.          Selling Shareholders.

Not applicable.

E.          Dilution.

Not applicable.

F.           Expenses of the Issue.

Not applicable.

Item 10.          Additional Information.

A.          Share Capital

Not applicable.

B.          Memorandum and Articles

Following is a summary of material information concerning our share capital and a brief description of the material provisions contained in our Memorandum of Association and our Articles, which were last amended at the 2022 Annual General Meeting which was held on November 10, 2022.

Register

Our registration number at the Israeli registrar of companies is 51-123543-4.

Objectives and Purposes

Our Memorandum of Association and Articles provide that our purpose is to engage in any legal business and may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

Share Capital

Our authorized share capital consists of one class of shares, which are our ordinary shares. Out of our authorized share capital of 100,000,000 ordinary shares, par value NIS 0.01 per ordinary share, 44,901,622 ordinary shares were outstanding and fully-paid as of December 31, 2023.

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

According to the Companies Law, an annual meeting of the shareholders must be held every year not later than 15 months following the last annual meeting. A special meeting of the shareholders may be convened by the board of directors at its decision or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) one shareholder or more owning at least 10% of the issued share capital and at least 1% of the voting rights in the Company; or (3) one shareholder or more owning at least 10% of the voting rights in the Company. If the Board of Directors does not convene a meeting upon a valid demand of any of the above then whoever made the demand, and in the case of several shareholders, those shareholders holding more than half of the voting rights of the shareholders making such demand, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

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

C.          Material Contracts.

Acquisition of FRT

On November 1, 2023, we announced the closing of the acquisition of FRT for $100 million in cash. The agreement dated September 17, 2023, by and among Camtek Ltd. Ltd., Camtek Germany Holding GmbH, FormFactor GmbH, FormFactor, Inc. and FRT GmbH, is filed as exhibit to this Annual Report.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if, after applying certain look through rules, either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (generally determined on the basis of a quarterly average) of our assets in a taxable year consist of assets that produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. Based on an analysis of our current assets, activities, market capitalization and income and expectations about our future assets, activities, market capitalization and income, we believe that we were not a PFIC for our taxable year ended December 31, 2023. We currently expect that we will not be a PFIC in 2023 or in the foreseeable future. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2024 or in a future taxable year. No assurance can be given that the IRS or a court of law will accept our position that we are not a PFIC, and there is a risk that the IRS or a court of law could determine that we are a PFIC. If we are a PFIC, a U.S. holder may be subject to one of the following three alternative taxing regimes, assuming the applicable requirements are satisfied:

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

General Corporate Tax Structure

The regular corporate tax rate applicable in 2023 and 2024 is 23%.

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

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011 (the “December 2010 Amendment”). The December 2010 Amendment introduced a new status of “Preferred Enterprise,” replacing the existing status of “Beneficiary Enterprise.” Similar to “Beneficiary Enterprise,” a Preferred Enterprise is an industrial company meeting certain conditions, including deriving a minimum of 25% of its income from export activities. However, under the December 2010 Amendment, the requirement for a minimum investment in production assets in order to be eligible for the benefits granted under the Investments Law was cancelled. A Preferred Enterprise is entitled to a reduced flat tax rate with respect to preferred enterprise income at the following rates:

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2013	7%	12.5%	25%
2014-2015	9%	16%	26.5%
2016	9%	16%	25%
2017	7.5%	16%	24%
2018	7.5%	16%	23%
2019	7.5%	16%	23%
2020	7.5%	16%	23%
2021	7.5%	16%	23%
2022	7.5%	16%	23%
2023	7.5%	16%	23%
2024	7.5%	16%	23%

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

In summary, as of 2024, the applicable tax rates are as follows:

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

Net Operating Loss Carry forwards

As of December 31, 2023, the Company did not have a net operating loss carry forward, or NOL, for Israeli tax purposes.

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

Withholding Taxes

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2023 and thereafter) for corporations.

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

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 721,560 in 2024), which amount is linked to the Israeli consumer price index.

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

J.           Annual Report to Security Holders.

Not applicable.

Item 11.          Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates is not significant as we have no outstanding loans; see Item 5.B – “Liquidity and Capital Resources” above.

Foreign Currency Rate Fluctuations

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2023, the value of the U.S. Dollar strengthened against the NIS by 3%. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2023.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposures to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2023, we had net liabilities of approximately $8.3 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses or income of $83 thousand, in case of increase or decrease in rates, respectively.

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

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to provide assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, with the participation of our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives.  Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023, and based on this evaluation concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as of December 31, 2023, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c)	Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, and their KPMG affiliate firms, in U.S.$, for the years ended December 31, 2023 and 2022:

Fee Category	For 2023 Services Rendered	For 2022 Services Rendered

Audit Fees (1)	365,300	302,300
Audit-Related Fees (2)	134,000	0
Tax Fees (3)	69,000	2,800

(1) Audit Fees: the audit fees for the year ended December 31, 2023 and 2022 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements, including consultancy and consents with respect to an underwritten public offering and related prospectus supplements filed with the SEC.

(2) Audit-Related Fees rendered during 2023 by our auditor included financial due diligence in connection with the FRT transaction.

(3) Tax Fees rendered during 2023 and 2022 by our auditor were for tax compliance, tax planning and tax advice.

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

-
We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company’s fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B – “Memorandum and Articles - Voting, Shareholders’ Meetings and Resolutions” above). Our 2023 AGM was held on December 21, 2023, therefore our 2024 AGM must be held by December 31, 2024. Further, we have opted out the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

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

Item 16I.         Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.        Insider Trading Policies.

Not applicable.

Item 16K.       Cybersecurity.

Risk Management and Strategy

We have established a cybersecurity risk management designed to safeguard the confidentiality, integrity, and availability of our essential systems and data. This initiative encompasses a comprehensive cybersecurity incident response strategy, which outlines the procedures, communication pathways, and governance mechanisms that are applied across the company, addressing strategic, operational, financial, legal, and compliance-related risks.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; and

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents

Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (Committee) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.

The Committee receives reports from management and relevant stakeholders on our cybersecurity risks. In addition, management updates the Committee and board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. In addition, at least once a year, the board of directors receives a report from management on this topic.

Our cyber security management team, led by our IT Manager and reporting to the COO, is responsible for assessing and managing our material risks from cybersecurity threats. This team, tasked with the overall governance of our cybersecurity risk management initiative, steers both our in-house cybersecurity staff and the external cybersecurity advisors we employ. Our management team gained expertise in cybersecurity, each member bringing proficiency and experience in the landscape of digital security. Their combined acumen covers a spectrum from threat intelligence and risk assessment to incident management and regulatory adherence.

This cybersecurity leadership group directs initiatives to prevent, identify, reduce, and rectify cybersecurity risks and incidents via multiple channels, including briefings from in-house security staff; threat intelligence and data from government, public or private entities, inclusive of third-party consultants; and the notifications and analyses generated by security solutions we have implemented.

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

Camtek Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2023

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of the Treadway Commission.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory Provision Estimate

As discussed in Notes 2I and 6 to the consolidated financial statements, inventory and the associated inventory provision as of December 31, 2023 were $1,204 thousand and $263 thousand, respectively. The Company estimates the inventory provision at the end of each period for damaged, obsolete, excess and slow-moving items in order for inventory to be presented at the lower of cost or net realizable value. In making this estimate, the Company periodically evaluates its inventory composition, giving consideration to factors such as changing product demands due to uncertain industry related market conditions and technological changes, the probability and timing of anticipated usage and the physical condition of the items. Presentation at net realizable value creates a new cost basis that is not subsequently marked up.

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

Acquisition-date fair value of developed technology intangible asset in the FRT acquisition

As discussed in Notes 2K and 3 to the consolidated financial statements, on October 31, 2023, the Company completed the acquisition of FRT Gmbh (FRT) for total consideration of $100.4 million, net of cash acquired of $2.1 million. The acquisition was accounted for using the acquisition method of accounting. The acquired assets and liabilities of FRT were recorded at their respective fair value. The Company recorded approximately $91.3 million of intangible assets at the acquisition date, which included $12.2 million related to developed technology. The developed technology intangible asset was valued using the multi-period excess earnings method under the income approach, which utilized key assumptions such as forecasted future revenue and a discount rate.

We identified the evaluation of the fair value of the developed technology intangible asset acquired in the FRT acquisition as a critical audit matter. A high degree of subjective auditor judgment was required to assess certain assumptions used to estimate the fair value, specifically the forecasted revenue growth rates and discount rate. Changes in these assumptions could have had a significant impact on the fair value of the acquired developed technology intangible asset. In addition, the involvement of valuation professionals with specialized skills and knowledge was required to assess the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to determine the acquisition-date fair value of the developed technology intangible asset, including controls related to the development of the forecasted revenue growth rates and discount rate. We performed sensitivity analyses over the Company’s forecasted revenue growth rates and discount rate used to determine the fair value of the developed technology intangible asset to assess the impact of changes in those assumptions on the Company’s determination of fair value. We assessed the reasonableness of the Company’s forecasted revenue growth rates by comparing them to current industry, market and economic trends, FRT’s historical results, and FRT’s actual results since the acquisition date. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by independently developing a discount rate using publicly available market data and comparing it to the Company’s discount rate.

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2006.

Tel Aviv, Israel

March 21, 2024

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2023	2022
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	4	119,968	148,156
Short-term deposits	2F	215,250	251,500
Marketable securities	5,22	18,816	-
Trade accounts receivable, net	15	87,300	80,611
Inventories	6	85,905	65,541
Other current assets	7	19,548	11,156

Total current assets		546,787	556,964

Long-term deposits	8	21,000	79,000
Marketable securities	5,22	73,576	-
Long-term inventory	6	9,023	5,357
Deferred tax asset, net	20	2,642	1,004
Other assets, net		1,370	1,024
Property, plant and equipment, net	9, 2X	41,987	33,141
Intangible assets, net	10	16,937	597
Goodwill	3, 2M	74,345	-

Total non-current assets		240,880	120,123

Total assets		787,667	677,087

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		Year Ended December 31,
		2023	2022
	Note	U.S. Dollars (In thousands)
Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		42,187	31,667
Other current liabilities	11	54,487	56,833

Total current liabilities		96,674	88,500

Long-term liabilities
Deferred tax liabilities, net		7,541	-
Other long-term liabilities	12 ,14	10,473	8,748
Convertible notes	13	196,831	195,737
		214,845	204,485

Total liabilities		311,519	292,985

Commitments and contingencies	14

Shareholders’ equity	16
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2023 and 2022;
46,993,998 and 46,505,318 issued shares at December 31, 2023 and 2022, respectively;
44,901,622 and 44,412,942 shares outstanding at December 31, 2023 and 2022, respectively		176	175
Additional paid-in capital		200,389	187,105
Accumulated other comprehensive income		129	-
Retained earnings		277,352	198,720
		478,046	386,000
Treasury stock, at cost (2,092,376 shares as of December 31, 2023 and 2022)		(1,898)	(1,898)

Total shareholders' equity		476,148	384,102

Total liabilities and shareholders' equity		787,667	677,087

_______________________	____________________
Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: March 21, 2024

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

		Year Ended December 31,
		2023	2022	2021
	Note	U.S. Dollars (In thousands)
Revenues	18, 19A	315,375	320,909	269,659
Cost of revenues		167,742	161,053	132,315

Gross profit		147,633	159,856	137,344

Operating expenses:
Research and development		31,470	28,859	23,473
Selling, general and administrative	19B	50,751	49,499	42,973

Total operating expenses		82,221	78,358	66,446

Operating profit		65,412	81,498	70,898

Financial income, net	19C	22,218	6,690	1,030

Income before incomes taxes		87,630	88,188	71,928

Income tax expense	20	(8,998)	(8,239)	(11,651)

Net income		78,632	79,949	60,277

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars
Earnings per share information (see Note 17):
Basic net earnings per share	1.76	1.81	1.38

Diluted net earnings per share	1.63	1.68	1.34

Weighted average number of
ordinary shares outstanding (in thousands):

Basic	44,725	44,158	43,644

Diluted	48,863	48,229	45,035

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (in thousands)
Net income
Other comprehensive income, net of tax:	78,632	79,949	60,277
Change in net unrealized gains on available-for-sale marketable securities	740	-	-
Deferred tax expense	(611)	-	-
Total other comprehensive income	129	-	-

Total comprehensive income	78,761	79,949	60,277

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Treasury Stock
	NIS 0.01 par value		NIS 0.01 par value			Other		Total
	Number of	U.S. Dollars (In	Number of Shares	U.S. Dollars (In	Additional paid-in	Comprehensive Income	Retained earnings	shareholders' equity
	Shares	thousands)		thousands)	capital	U.S. Dollars (In thousands)
Balances at December 31, 2020	45,365,354	171	(2,092,376)	(1,898)	170,497	-	58,494	227,264
	573,665	1	-	-	270	1,340	-	271
Share-based compensation expense	-	-	-	-	5,815	-	-	5,815
Net income	-	-	-	-	-	-	60,277	60,277

Balances at December 31, 2021	45,939,019	172	(2,092,376)	(1,898)	176,582	-	118,771	293,627

Exercise of share options and RSUs	566,299	3	-	-	-	-	-	3
Shared-based compensation expense	-	-	-	-	10,523	-	-	10,523
Net income	-	-	-	-	-	-	79,949	79,949
Balances at December 31, 2022	46,505,318	175	(2,092,376)	(1,898)	187,105	-	198,720	384,102

Exercise of share options and RSUs	488,680	1	-	-	181	-	-	182
Share-based compensation expense	-	-	-	-	12,598	-	-	12,598
Share-based compensation adjustment	-	-	-	-	505	-	-	505
Unrealised gain on investments						740		740
Deferred tax expense						(611)		(611)
Net income	-	-	-	-	-	-	78,632	78,632

Balances at December 31, 2023	46,993,998	176	(2,092,376)	(1,898)	200,389	129	277,352	476,148

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income	78,632	79,949	60,277
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,784	4,094	2,811
Deferred tax (benefit) expense	(1,254)	(777)	255
Amortization of debt issuance costs	1,094	1,094	113
Share based compensation expense	12,598	10,523	5,815
Change in provision for doubtful debts	100	(7)	(32)
Loss on disposal of fixed assets	6	-	4

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(1,890)	(21,984)	(17,338)
Inventories	(13,692)	(9,518)	(21,702)
Due from related parties	(3)	-	(12)
Other assets	(6,766)	(6,337)	(2,380)
Trade accounts payable	10,121	(2,113)	6,190
Other current liabilities	(5,406)	2,875	26,956
Net cash provided by operating activities	79,324	57,799	60,957

Cash flows from investing activities:
Acquisition of subsidiary consolidated for the first time (a)	(101,781)	-	-
Proceeds from (investment in) short-term deposits	36,250	(95,500)	(84,000)
Proceeds from (investment in) long-term deposits	58,000	(47,000)	(32,000)
Purchase of fixed assets	(8,097)	(8,197)	(4,065)
Purchase of intangible assets	(173)	(97)	(111)
Purchase of marketable securities	(103,528)	-	-
Redemption of marketable securities	11,876	-	-
Net cash used in investing activities	(107,453)	(150,794)	(120,176)

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (In thousands)
Cash flows from financing activities:
Proceeds from exercise of share options	182	3	271
Issuance of convertible notes, net	-	-	194,530
Net cash provided by financing activities	182	3	194,801

Effect of exchange rate changes on cash	(241)	(795)	546

Net increase (decrease) in cash and cash equivalents	(28,188)	(93,787)	136,128
Cash and cash equivalents at beginning of the year	148,156	241,943	105,815
Cash and cash equivalents at end of the year	119,968	148,156	241,943

Year Ended December 31,
2023
(a) Acquisition of subsidiary, consolidated for the first time:	U.S. Dollars (in thousands)
Working capital (excluding cash and cash equivalents)	(15,288)
Fixed assets, net	(1,615)
Intangible assets	(16,900)
Goodwill	(74,345)
Deferred taxes liabilities, net	7,157
Working capital adjustments	(1,295)
(102,286)
Increase in goodwill against share-based comensation	505
(101,781)

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (In thousands)
Supplementary cash flows information:

A. Cash paid and received during the year for:

Income taxes paid	13,807	11,836	558

Interest received	18,685	4,293	1,057

Lease payments	1,854	1,480	1,060

B. Non-cash transactions:

Fixed assets purchased with supplier credit	267	569	339

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is jointly controlled by (21.42%) Priortech Ltd. (“Priortech”), an Israeli corporation listed on the Tel-Aviv Stock Exchange and (17.41%) Chroma Ate Inc. (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
In October 2023, the Company completed the acquisition of 100% of the shares of FRT GmbH ("FRT"), a German-based company. FRT is a leading supplier of high-precision metrology solutions for the Advanced Packaging and Silicon Carbide markets. See Note 3 – Acquisition of FRT.

C.
In November 2021, the Company closed an offering of $200,000 aggregate principal amount of 0% Convertible Senior Notes due 2026 (“Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, which included the full exercise of underwriters’ option to purchase an additional $25,000 of Convertible Notes, raising $194,530 net of underwriting discounts and commissions and other offering expenses. See Note 13.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

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

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, valuation of accounts receivable, acquired intangible assets and inventories. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances.

D.	Foreign currency transactions

The functional currency of Camtek and its subsidiaries is the U.S. Dollar. Revenue generated by Camtek and its subsidiaries is primarily generated outside of Israel and a majority thereof is received in U.S. Dollars. A significant portion of materials and components purchased and operating expenses incurred are either paid for in U.S. Dollars or in New Israeli Shekels (“NIS”).

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

E.	Cash and cash equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

F.	Short-term deposits

Short-term deposits are bank deposits in US Dollars with an original maturity of more than three months and remaining term at the balance sheet date of no more than twelve months. As of December 31, 2023 the average annual interest rate was 5.81% (2022 – 4.22%).

G.          Marketable Securities

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of marketable securities, are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company classifies its marketable securities as either short term or long term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

The Company accounts for Credit losses in accordance with ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the year ended December 31,2023.

H.	Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts, in accordance with ASC 326. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

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

J.	Property, plant and equipment

These assets are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Land	1%
Building	2%
Machinery and equipment	10% - 33%
Computer equipment and software	20% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

K.	Business Combinations

The Company accounted for business combination in accordance with ASC 805, "Business Combinations" ("ASC 805"). Under ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

When the Company acquires a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. The Company uses the Discounted Cash Flow Method to assign fair values to acquired identifiable intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, forecasted future revenue, forecasted operating results, discount rates and the appropriate weighted-average cost of capital. These estimates are inherently uncertain and unpredictable.

These models are based on reasonable estimates and assumptions given available facts and circumstances, including industry estimates and averages, as of the acquisition dates and are consistent with the plans and estimates of management.

During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of income (loss).

L.	Intangible assets

Patent registration costs are recorded at cost and amortized on a straight-line basis, beginning with the first year of utilization, over its expected useful life of ten years.

Intangible assets purchased as part of the FRT acquisition (See Note 3) are recorded at their fair value and amortized based on their estimated revenue producing life span.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

M.	Goodwill

Goodwill has been recorded as a result of the acquisition of FRT. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and identifiable intangible assets acquired, and related liabilities.

Goodwill is carried at cost and is not amortized, but rather is subject to an impairment test, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at least annually (in the third quarter), or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. ASC 350 allows the Company to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. The Company operates in one operating segment, and this segment comprises its only reporting unit.

Any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.

N.	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long-lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2023 and 2022, no impairment was noted.

O.	Fair values of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, trade accounts receivable, trade accounts payable and amounts from related parties approximate fair value because of their short-term nature.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

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

The Company recognizes revenue from contracts for sales of products at the point of time when the Company transfers control of the product to the customer. The transfer in control event is generally determined based on shipping terms.

Revenues from the contract are recognized in an amount that reflects the consideration the Company expects to be entitled to receive once the control of the product had been transferred to the customer and signed documentation of the arrangement, such as a signed contract or purchase order, has been received. Payment terms with customers may vary but are generally based on milestones within the delivery process such as shipping and installation. Payment terms do not include significant financing components.

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

	Year Ended December 31,
	2023	2022
	U.S. Dollars (in thousands)
Beginning of year	9,567	6,867
Deferral of revenue	8,934	6,948
Recognition of deferred revenue	(4,508)	(4,248)

Balance at end of year	13,993	9,567

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

Q.	Warranty

The Company records a liability for standard product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

R.	Income taxes

The Company accounts for income taxes in accordance with the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which the deferred tax asset or liability is expected to be recovered or settled. The Company includes the foreign currency transaction gains or losses that result from re-measuring deferred taxes in income tax expense. If necessary, the Company reduces deferred tax assets with a valuation allowance to the amount that is more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change occurs. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these consolidated financial statement as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax or other opportunity that may arise.

Tax liabilities which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

S.	Research and development

Research and development costs, which consists primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts, are expensed as incurred.

T.	Earnings per ordinary share

Basic earnings per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year.  Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options.

The Company’s convertible notes are included in the calculation of diluted Earnings Per Share (“EPS”) if the assumed conversion into common shares is dilutive, using the “if-converted” method. This involves adding back the periodic non-cash interest expense net of tax associated with the Notes to the numerator and by adding the shares that would be issued in an assumed conversion (regardless of whether the conversion option is in or out of the money) to the denominator for the purposes of calculating diluted EPS, unless the Notes are antidilutive (See also Note 2Y).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

U.	Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. Forfeitures are recognized when they occur. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date (For details see Note 16B).

V.	Fair value measurements

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

W.	Contingent liabilities

A contingency (provision) is an existing condition or situation involving uncertainty as to the range of possible loss to the entity.

A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

X.	Leases

Under Topic 842, the Company determines if an arrangement is a lease at inception. Rights of use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be (7.0% in 2023). The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For leases agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

ROU assets for operating leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize. See Note 2N.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

Y.	Convertible Notes

The Company accounts for its convertible notes in accordance with ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (Topic 470-20). The Notes are accounted for as a single liability measured at its amortized cost, as no other embedded features require bifurcation and recognition as derivatives.

The transaction costs are amortized on a straight-line basis along the lifetime of the Notes.

Z.	New Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosure. The standard requires to disclose additional information in tax rate reconciliation table about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories. The standard will become effective for fiscal years beginning after December 15, 2024. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 3 –Acquisition of FRT

On October 31, 2023, as part of Camtek’s strategy of expanding its product offering to semiconductor manufacturers, the Company acquired 100% of the shares of FRT GmbH ("FRT"), a German-based company, for total cash consideration of $100.4 million, net of cash acquired of $2.1 million. This includes a payment received after the balance sheet date in respect of customary working capital adjustments.

The acquisition was accounted for using the acquisition method of accounting, with the Company treated as the acquirer. The acquired assets and liabilities of FRT were recorded at their respective fair values including an amount for goodwill representing the difference between the acquisition consideration and the fair value of the identifiable net assets.

During the year ended December 31, 2023, the Company incurred approximately $1.4 million in transaction costs related to the acquisition, which primarily consisted of legal, accounting and valuation-related expenses. These expenses were recorded in Selling, general and administrative expense in the accompanying Consolidated Statements of Income.

Our Consolidated Statements of income include the financial results of FRT subsequent to the acquisition date of October 31, 2023.

Under the preliminary purchase price allocation, the Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is not expected to exceed one year. The fair values assigned to assets acquired and liabilities assumed were based on management’s assumptions as of the reporting date.

As part of the acquisition, the Company granted share-based compensation to FRT employees to replace awards previously granted by the seller.

The table below summarizes the fair value of assets acquired and liabilities assumed following the adjustments mentioned above as of the acquisition date:

October 31, 2023
U.S. Dollars (in thousands)
Cash and cash equivalents	2,053
Working capital (excluding cash and cash equivalents)	15,288
Fixed assets, net	1,615
Intangible assets	16,900
Goodwill	74,345
Deferred taxes liabilities, net	(7,157)
103,044

Cash consideration	102,539
Capitalized share-based compensation	505
103,044

The intangible assets as of the closing date of the acquisition included:

	October 31,
	2023 U.S. Dollars	Weighted average
	(in thousands)	useful life (in years)
Technology	12,200	5
Trade name	2,700	10
Customer relationship	2,000	2

	16,900	5.4

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 3 –Acquisition of FRT (contd.)

Indications of fair value of the intangible assets acquired in connection with the acquisition were determined using either the income, market or replacement cost methodologies. The intangible assets are being amortized based on their estimated revenue producing life span.

Identifiable Intangible Assets

Valuation of intangible assets involves multiple assumptions. The key assumptions are described below.

Developed technology acquired primarily consists of existing technology related to hybrid 3D surface metrology measurement equipment. The developed technology was valued using the multi-period excess earnings method under the income approach. Using this approach, the estimated fair values were calculated using expected future cash flows from specific products discounted to their net present values at an appropriate risk-adjusted rate of return.

The identified trade names intangibles relate to the estimated fair value of future cash flows related to the FRT brand. The trade names were valued by applying the relief-from-royalty method under the income approach. This method is based on the application of a royalty rate to forecasted revenue under the trade name.

Customer relationships represent the fair value of future projected revenues that will be derived from the sale of products to FRT's existing customers. Customer relationships were valued using the with and without method of the income approach. This method estimates value by calculating the difference between two discounted cash flow models: one that represents the status quo for the business enterprise with the asset in place, and another without it.

Goodwill

The goodwill arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure. Amortization of the goodwill is not a recognized expense for tax purposes.

Pro Forma on acquisitions

The following unaudited pro forma financial information summarizes the combined results of operations for the Company, FRT, as if the acquisitions had been completed on January 1, 2022. The unaudited pro forma financial information was as follows:

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Revenue	334,030	349,879
Net income	69,483	81,143

The pro forma financial information for all periods presented above has been calculated after adjusting the results of FRT to reflect the business combination accounting effects resulting from this acquisition, including the amortization expense from acquired intangible assets, goodwill, and tangible assets and add-back of interest income of Camtek's cash, cash equivalents, deposits and marketable securities used as a cash consideration in the acquisition. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of 2022.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 4 - Cash and Cash Equivalents

The Company’s cash and cash equivalents balance at December 31, 2023 and 2022, is denominated in the following currencies:

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
US Dollars	113,190	139,644
New Israeli Shekels	2,795	4,008
Other currencies	3,983	4,504

	119,968	148,156

Note 5 – Marketable Securities

Summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2023:

Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	9,821	7	(9)	9,819
Government bonds	8,983	14	-	8,997
	18,804	21	(9)	18,816
Matures after one year:
Corporate bonds	64,033	574	(3)	64,604
Government bonds	8,815	157	-	8,972
	72,848	731	(3)	73,576
	91,652	752	(12)	92,392

The amortized cost and estimated fair value of marketable securities classified by the maturity date listed on the security, regardless of the Consolidated Balance Sheet classification, is as follows at December 31, 2023:

	December 31, 2023
	Amortized Cost	Fair Value
	U.S. Dollars (in thousands)
Due within one year	18,804	18,816
Due after one through five years	72,210	72,908
Due after five through ten years	638	668

Total marketable securities	91,652	92,392

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 5 – Marketable Securities (cont’d)

The following table summarizes the estimated fair value and gross unrealized holding losses of marketable securities, aggregated by investment instrument and period of time in an unrealized loss position, at December 31, 2023.

	In Unrealized Loss Position For Less Than 12 Months		In Unrealized Loss Position For Greater Than 12 Months
December 31, 2023	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss

Corporate bonds	2,786	(9)	2,368	(3)
Government bonds	-	-	-	-
	2,786	(9)	2,368	(3)

Note 6 - Inventories

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Components	55,598	43,017
Work in process	20,038	13,951
Finished products *	19,292	13,930

	94,928	70,898

*  includes systems at customer locations not yet sold, as of December 31, 2023 and 2022, in the amount of $8,626 and $5,664 respectively.

Inventories are presented in:

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Current assets	85,905	65,541
Non-current assets (A)	9,023	5,357

	94,928	70,898

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 6 – Inventories (cont’d)

(A)	Long-term Inventory:
At December 31, 2023, $9,023 of the Company's inventory is classified among long-term assets according to Management’s estimate based on the recent level of sales (at December 31, 2022 - $5,357). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this inventory will be utilized according to its forecasted sales and that no loss will be incurred.

(B)	Inventory provision
In 2023, based on Management's estimates regarding future sales, a provision of $1,204 was made against damaged, obsolete, excess and slow-moving inventory (in 2022 - $263). This includes certain items which were considered obsolete following the acquisition of FRT.

The provisions were recorded in the costs of revenues line item in the consolidated statement of income. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 7 - Other Current Assets

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Interest receivable	8,386	3,979
Prepaid expenses and vendor downpayments	5,164	3,832
Due from Government institutions and income tax receivables	3,690	2,598
Other	2,308	747

	19,548	11,156

Note 8 – Long-term Deposits

Long-term deposits include bank deposits in US Dollars with terms at the balance sheet date of more than 12 months with average annual interest rates of 5.59% (2022 – 4.45%).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 9 - Property, Plant and Equipment, Net

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Cost:
Land	1,401	863
Building	20,730	18,490
Machinery and equipment	27,626	19,121
Office furniture and equipment	1,057	934
Computer equipment and software	6,542	6,256
Automobiles	429	396
Leasehold improvements	2,100	1,894
Right of use assets	7,187	6,087
	67,072	54,041

Less accumulated depreciation	25,085	20,900

	41,987	33,141

Depreciation for the years ended December 31, 2023, 2022 and 2021 amounted to $6,428, $5,252, and $3,682, respectively.

Note 10 - Intangible Assets, Net

	December 31,
	2022	2023
	U.S. Dollars (in thousands)
Cost:
Patent registration costs	2,308	2,135
Acquired technology	12,200	-
Acquired trade names	2,700	-
Acquired customer relationship	2,000	-
	19,208	2,135

Less accumulated amortization	2,271	1,538

Total intangible assets, net	16,937	597

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 10 - Intangible Assets, net (cont’d)

Amortization expense for the years ended December 31, 2023, 2022 and 2021 amounted to $733, $110 and $110, respectively.

As of December 31, 2023, the estimated amortization expenses of intangible assets for the years 2024 to 2028 is as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2024	3,827
2025	3,652
2026	2,805
2027	2,795
2028	2,378

Note 11 - Other Current Liabilities

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Advances from customers and deferred revenues	14,701	12,825
Commissions	13,588	18,048
Accrued employee compensation and other related benefits	13,137	11,941
Government institutions and income tax payable	5,316	7,991
Accrued warranty costs (1)	3,397	3,161
Accrued expenses	2,661	1,570
Operating lease obligations (See Note 2(V))	1,687	1,297

	54,487	56,833

(1)	Changes in the accrued warranty costs are as follows:

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (in thousands)
Beginning of year	3,161	3,265	2,328
Accruals	5,505	5,823	6,333
Usage	(5,269)	(5,927)	(5,396)

Balance at end of year	3,397	3,161	3,265

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 12 – Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Liability for severance pay (A)	1,577	1,284
Deferred revenues related to non-standard warranty (B)	6,262	5,060
Operating lease obligations	2,634	2,404

	10,473	8,748

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

2.	The liability for severance pay which is not covered by the contribution plan amounted to $1,577 and $1,284 as of December 31, 2023 and 2022, respectively.

3.	Severance pay expenses were $1,936, $1,903, and $1,636 in 2023, 2022 and 2021, respectively.

B.  Deferred Revenues

As of December 31, 2023, deferred revenues related to non-standard warranty in the amount of $6,262 are expected to be recognized from 2025 onwards.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 13 – Convertible Notes

On November 17, 2021, the Company sold $200,000 aggregate principal amount of its 0.00% convertible senior notes due 2026 (the “Notes”). The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on December 1, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

The Notes will be convertible based on an initial conversion rate of 17.1092 ordinary shares per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $58.45 per ordinary share, which represents a conversion premium of approximately 30% to the last reported sale price of the Company’s ordinary shares on The Nasdaq Global Market on November 18, 2021. The closing price of the Company’s shares on December 31, 2023 was $69.38. The conversion rate is subject to adjustment if certain events occur. Prior to the close of business on the business day immediately preceding August 1, 2026, the Notes will be convertible at the option of the holders of Notes only upon the occurrence of certain events, the satisfaction of certain conditions and during certain periods. On or after August 1, 2026 and until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time irrespective of the foregoing conditions. The Notes will be convertible into cash, ordinary shares of the Company or a combination thereof, with the form of consideration determined at the Company’s election.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 13 – Convertible Notes (cont’d)

The Convertible Senior Notes consisted of the following:

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Liability:
Principle:	200,000	200,000
Unamortized issuance costs	(3,169)	(4,263)
Net carrying amount	196,831	195,737

As of December 31, 2023, the debt issuance costs of the Notes will be amortized over the remaining term of approximately 3 years.

The annual effective interest rate of the Notes is 0.56%. In the year ended December 31, 2023, $1,094 (2022 -$1,094) was recorded as amortization of debt issuance costs.

As of December 31, 2023, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $258,941 (2022 - $152,565). The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of December 31, 2023, the if-converted value exceeded the principal amount of the Notes by $58,941 (2022 – the principle amount exceeded the if-converted value by $47,435).

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 14 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

Amounts reported in the consolidated balance sheets are as follows:

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Cost:
ROU assets – opening balance	6,087	4,969
ROU assets – additions	2,573	2,079
ROU assets – disposals	(1,473)	(961)
	7,187	6,087

Less accumulated depreciation	2,866	2,386

	4,321	3,701

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Other current liabilities	1,687	1,297
Other long-term liabilities	2,634	2,404

Total lease liabilities	4,321	3,701

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 14 - Commitments and Contingencies (contd.)

A.	Operating leases (cont.)

In the year ended December 31, 2023, the Company recognized lease costs in the amount of $1,854 (2022 - $1,480, 2021 - $1,060).

Minimum future payments under non-cancellable leases as of December 31, 2023 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2023	1,947
2024	1,733
2025	911
2026	212
2027	-
4,803
Less imputed interest	482

Total lease liabilities	4,321

The weighted average term of the operating leases as of December 31, 2023 is 32 months.

B.  Outstanding Purchase Orders

As of December 31, 2023, the Company has purchase orders of $51,110 (2022 - $43,169) which mainly represent outstanding purchase commitments for inventory components ordered by the Company in the normal course of business.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

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

Marketable securities
The Company's marketable securities are maintained with high-grade securities and limits the amount of credit exposure to any one issuer.

Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of year	Provision	provision	provision	year
	U.S. Dollars (in thousands)
2021	39	-	-	(32)	7
2022	7	-	(7)	-	-
2023	-	100	-	-	100

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 16 - Shareholders’ Equity

A.  General

The Company shares are traded on the NASDAQ Global Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.  Stock Option Plan

As of December 31, 2023, the Company has one effective Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) for the issuance of options, restricted share units and/ or restricted shares to employees, officers, directors, consultants and other services providers of the Company or any affiliated companies thereof (the “2018 Plan”). The 2018 Plan was adopted by the Company in April 2018 and thereby replaced the Company’s previous equity plans (the “2014 Share Option Plan” and the “2007 Restricted Share Unit Plan”). The total number of equity awards that may be granted under the 2018 Plan during each calendar year is equal to three and a half percent (3.5%) of the Company’s total issued and outstanding Share capital as of December 31 of the preceding calendar year.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table and recognized over the vesting period of four years. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. In 2023, 16,224 options were granted.

2023 Grant
Valuation assumptions:
Dividend yield	0
Expected volatility	39%-48%
Risk-free interest rate	2%-4%%
Expected life (years) *	4.0
Vesting period (years)	1.0

*Expected life for the periods presented was determined according to the simplified method since the Company does not have enough history to make an estimate.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 16 - Shareholders’ Equity (cont’d)

B.	Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2023, 2022, and 2021 is $1,207, $375 and $738, respectively.

The total intrinsic value of vested options as of December 31, 2023, 2022, and 2021 is $1,189, $375 and $683 respectively.

The total stock option compensation expense amounted to $100, $63, and $110 in 2023, 2022 and 2021, respectively.

As of December 31, 2023, 3,520 options were unvested. The unrecognized compensation cost related to non-vested share-based compensation arrangements amounted to $100, which will be recognized over one year.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2023		2022		2021
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	21,318	12.96	22,102	12.66	89,925	3.80
Granted	16,224	31.5	-	-	5,704	36.45
Forfeited and cancelled	-	-	-	-	(106)	4.38
Exercised	(11,445)	16.41	(784)	4.38	(73,421)	3.67

Outstanding at year end	26,097	22.99	21,318	12.96	22,102	12.66

Exercisable at year end	22,577	16.78	21,318	12.96	16,398	4.38

The income tax benefit associated with stock options exercised each year was immaterial.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 16 - Shareholders’ Equity (cont’d)

B.	Stock Option Plan (cont’d)

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding and exercisable as of December 31, 2023	22,577	16.67	3.73	1,189

The following table summarizes information about non-vested options at December 31, 2023:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2023	-	-
Granted	16,224	12.32
Vested	(12,704)	7.87
Forfeited	-	-

Balance at December 31, 2023	3,520	28.4

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 16 - Shareholders’ Equity (cont’d)

C.	Restricted Share Unit Plan

In April 2018, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) to replace the 2007 Restricted Share Unit Plan, pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 3.5% out of the outstanding shares (1,571,557 as of December 31, 2023). Forfeited units are returned to the pool.

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

	RSUs	Weighted average grant date value
Balance at January 1, 2023	1,101,421	$28.58
Granted	541,248	$26.43
Vested	(477,235)	$24.56
Forfeited	(30,083)	$31.55

Balance at December 31, 2023	1,135,351	$29.27

The total intrinsic value of outstanding RSUs as of December 31, 2023, 2022 and 2021 is $78.77, $21.96 and $46.04, respectively.

The weighted average grant date fair value of RSUs granted during 2023, 2022, and 2021 is $26.43, $36.69 and $34.33, respectively.

The total compensation cost from RSUs recognized in the year ending December 31, 2023, amounted to $12,489. This is recorded as salary expenses within cost of goods and operating expenses. The unrecognized compensation expense in the amount of $25,200 will be recognized in the years 2024 to 2027.

The income tax benefit associated with all compensation cost for share-based payment awards is immaterial.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 17 - Earnings Per Share

The following table summarizes information related to the computation of basic and diluted earnings per Share for the years indicated:

	Year Ended December 31,
	2023	2022	2021
Basic EPS:
Net income attributable to Shares (US$ in thousands)	78,632	79,949	60,277
Weighted average number of Shares outstanding used in basic earnings per Share calculation	44,725	44,158	43,644

Diluted EPS:
Net income attributable to Shares (US$ in thousands)	78,632	79,949	60,277
Add amortization of notes issuance costs	1,094	1,094	105
Net income used in diluted earnings per Share calculation	79,726	81,043	60,382

Weighted average number of Shares outstanding used in basic earnings per Share calculation	44,725	44,158	43,644

Add assumed exercise of outstanding dilutive
Effect of stock-based awards	717	650	988
Effect of conversion of Notes	3,421	3,421	403
Weighted average number of Shares Outstanding used in diluted earnings per Share calculation	48,863	48,229	45,035

Basic net income per Share ($)	1.76	1.81	1.38
Diluted net income per Share ($)	1.63	1.68	1.34

Number of options excluded from the diluted earnings per share calculation due to their anti-dilutive effect	3,520	5,704	-

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 18 – Entity-Wide Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from sales to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (in thousands)
China	149,510	141,959	147,651
Asia Pacific	67,773	63,455	45,571
Korea	47,425	43,256	31,709
United States	41,118	54,741	28,641
Europe	9,549	17,498	16,087

	315,375	320,909	269,659

	December 31,
	2023	2022
	%
Israel	66	95
Germany	31	-
Other	3	5

Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net, and intangible assets excluding goodwill

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 19 - Selected Income Statement Data

A.	Revenues

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (in thousands)
Sales of productss	301,899	307,791	259,332
Service fees	13,476	13,118	10,327

	315,375	320,909	269,659

In 2023, one customer accounted for 15% of total revenues. In 2022, one customer accounted for 11% of total revenues. In 2021, no customer accounted for more than 10% of revenues.

B.	Selling, general and administrative expenses
	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (in thousands)
Selling (*)	36,896	38,249	33,614
General and administrative	13,855	11,250	9,359

	50,751	49,499	42,973

(*) Including shipping and handling costs	2,744	2,294	1,867

C.	Financial income, net
	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (in thousands)
Interest income	24,051	8,648	1,408
Convertible notes amortization	(1,094)	(1,094)	(113)
Other, net (*)	(739)	(864)	(265)

	22,218	6,690	1,030

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(78), $(351), and $58 in 2023, 2022 and 2021, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 20 - Income Taxes

A.	Tax under various laws

Camtek and its subsidiaries are each assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country tax residence.

B.	Details regarding the tax environment of the Israeli companies

(1)
Corporate tax rate

The standard tax rate in Israel for the years 2021-2023 is 23%.

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

(a)
Amendment to the Law for the Encouragement of Capital Investments – 1959

The Company filed a notice to the Israeli Tax Authorities regarding the implementation of the preferred enterprise to its preferred income. As the Company is located in Development Area A, the applied corporate tax rate is 7.5%.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

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

During the fourth quarter of 2021, the Company entered into a tax assessment with the Israeli Tax Authorities for the years 2017-2020. During the tax assessment, the Company reevaluated certain tax positions, due to the 2021 Amendment and the interactions with the tax authorities. As of December 31, 2021, the Company measured the possible negotiation settlement outcomes regarding its tax positions and concluded that it is the largest amount of tax benefit that is greater than 50 percent likely of being realized that it will incur tax expenses. The Company recognized a provision for these tax expenses at the expected rate which corresponds with the reduced tax rate of the temporary rule mentioned above.

The Company’s Statement of Income for the year ended December 31, 2021 included income tax on earnings of previous years of $5,315. The settlement of the tax assessment finalized in February 2022 will allow the Company to distribute dividends from these earnings in the future with no additional corporate tax liability.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

C.	Details regarding the tax environment of the Non-Israeli companies

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations. The tax rates range from 16.5-30%.

D.	Composition of income before income taxes and income tax expense

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (in thousands)
Income before income taxes:
Israel	84,186	82,933	67,643
Non-Israeli	3,444	5,255	4,285

	87,630	88,188	71,928

Income tax expense:
Current:
Israel	8,054	6,973	(*) 9,930
Non-Israeli	2,198	2,043	1,603
	10,252	9,016	11,533
Deferred tax (benefit) expense:
Israel	109	(2)	714
Non-Israeli	(1,363)	(775)	(596)
	(1,254)	(777)	118

	8,998	8,239	11,651

(*) see Note 20B(b)

In addition, $611 of income tax expense was allocated to the gains and losses on intra-entity foreign currency transactions that are of a long-term investment nature component of other comprehensive income.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

E.	Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory income tax rate applicable to Israeli companies, the standard income tax rate of our country of tax residence, and the actual income tax expense:

	Year Ended December 31,
	2023	2022	2021
	U.S. Dollars (in thousands)
Income before income taxes	87,630	88,188	71,928

Statutory tax rate	23%	23%	23%

Theoretical income tax expense	20,154	20,283	16,543

Increase (decrease) in income tax expense resulting from:

Income tax on earnings of previous years- see Note 20B(b)	-	-	5,306

Non-deductible expenses (*)	651	358	285

Income tax rate differential	(12,417)	(12,702)	(10,715)

Other	610	300	232

Actual income tax expense	8,998	8,239	11,651

(*)         Including non-deductible share-based compensation and FRT transaction expenses.
(**)     The Company has elected, as from the 2021 tax year, to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar. The Company must continue to be taxed on this basis for at least three years.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

F.	Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Deferred tax assets:
Deferred revenue	2,186	1,598
Accrued expenses	647	638
Net operating loss and tax credit carryforwards	-	35
Operating lease obligations	442	344
Other temporary differences	762	589

Total deferred tax assets	4,037	3,204

Deferred tax liabilities:
Property, plant and equipment	(938)	(795)
Inventories (*)	(1,430)	-
Intangible assets (*)	(4,885)	-
Right of use assets	(442)	(344)
Undistributed earnings	(1,241)	(1,061)
Total deferred tax liabilities	(8,936)	(2,200)

Net deferred tax assets (liabilities)	(4,899)	1,004
(*) Related to FRT acquisition

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

F.	Deferred tax assets and liabilities (cont’d)

The deferred tax assets and liabilities were presented on the consolidated balance sheet as below:

	December 31,
	2023	2022
	U.S. Dollars (in thousands)

Deferred tax asset, net	2,642	1,004
Deferred tax liabilities, net	(7,541)	-

Net deferred tax assets (liabilities)	(4,899)	1,004

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

At December 31, 2023 and 2022 the Company had no valuation allowance.

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

G.	Accounting for uncertainty in income taxes

For the years ended December 31, 2022 and 2021 (see also note 20B(b)), the Company did not have any significant unrecognized tax benefits. For the year ended December 31, 2023, the Company recorded an unrecognized tax benefit of $1,718 as result of a tax position taken during the current period. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

As of December 31, 2023, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

The Company accounts for interest and penalties related to income taxes as a component of income tax expense. For the years ended December 31, 2023, 2022 and 2021, no interest and penalties related to income taxes have been accrued.

H.	Tax assessments

The Company files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Germany, Hong Kong, and United States of America. The Israeli tax return of Camtek is open to examination by the Israeli Tax Authorities for the tax year 2022 and 2023, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2018 in Germany, 2016 in Hong Kong and 2019 in the United States of America.

Note 21 - Balances and Transactions with Related Parties

A.	Balances with related parties:

	December 31,	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Due from related parties	18	15

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 21 - Balances and Transactions with Related Parties (cont’d)

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

In 2019, the Company entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma which replaced the previous Registration Rights Agreement, according to which Chroma is entitled to the same rights Priortech has with respect to registration of the Company’s shares.

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

Camtek Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

(Amounts in thousands, except per share data)

Note 22 - Fair Value Measurements

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2023, aggregated by the level in the fair-value hierarchy within which those measurements fall:

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description
	U.S. Dollars
Assets
Marketable securities (current assets)	18,816	6,988	11,828	-
Marketable securities (non-current assets	73,576	6,981	66,595	-
Total Assets	92,392	13,969	78,423	-

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. In the year ended December 31, 2023, the Company invested in marketable securities.

Marketable securities are classified within Level 2 because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. See also Note 5.

Note 23 - Subsequent Events

In March 2024, the Company’s Board of Directors declared a cash dividend in the amount of $1.33 per share representing an aggregate distribution of approximately $60 million.

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

4.5	Share Purchase Agreement dated September 17, 2023, by and among Camtek Ltd. Ltd., Camtek Germany Holding GmbH, FormFactor GmbH, FormFactor, Inc. and FRT GmbH.*
8.1	Subsidiaries of the Registrant.*
12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International.*
97.1	Camtek Ltd. Policy for Recovery of Erroneously Awarded Compensation*
101	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
__________

‡	English translations from Hebrew original.

*	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD.

By:	/s/ Rafi Amit
Name:	Rafi Amit
Title:	Chief Executive Officer

Date: March 21, 2024