Form 20-F
period 2024-12-31
CAMTEK LTD
filed 2025-03-19
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

45,449,306 ordinary shares, par value NIS 0.01 per share as of December 31, 2024.

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

☒ Yes          ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

TABLE OF CONTENTS

PAGE

PART I	5
PART II	76
PART III	81

INTRODUCTION

Definitions

In this Annual Report, unless the context otherwise requires:

•	references to “Camtek,” the “Company,” “us,” “we”, “our” and the “Registrant” refer to Camtek Ltd., an Israeli company, and its consolidated subsidiaries (unless otherwise indicated);

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. Dollars”, “USD” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

•	references to the “Israeli Securities Law” are to Israel’s Securities Law, 5728-1968;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to the “Nasdaq Rules” are to rules of the Nasdaq Global Market.

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

•	The impact of changes in global trade policies beyond our control, including with respect to tariffs;

•	The concentration of substantial majority of our sales in the Asia Pacific region, with China being our largest territory;

•	The effects of global economic trends such as recession, changing inflation, rising interest rates and economic slowdown;

•	The adverse effects on the terms on which we sell our products due to the high competitiveness of the markets we serve, that have dominant market participants, some with greater resources than us;

•	Introducing new products may adversely affect our revenue, profitability and competitive position;

•	The expansion of our business within and/or beyond our current served markets, through acquisition activity;

•	We are be exposed to fluctuations in currency exchange rates which may result in additional expenses being recorded or in the prices of our products becoming less competitive;

•	The effects of the continuing sharp increase in demand for electronic components, while production capacity remains limited;

•	Risks associated with the levels of cash we maintain, which are higher than in the past;

•	The impact of cybersecurity risks and events, and compliance with the related regulatory framework; and

•
The effects of climate change or related legal or regulatory measures, and compliance with additional environmental, social, governance, health, export controls, and other laws, regulations, and disclosure rules.

Risk Factors Related to Our Ordinary Shares

•	The risks associated with volatility of our share price, trading volumes, and price depressions;

•	The effects of the controlling interest of our principal shareholders, Priortech and Chroma, that may exercise their control in ways that may be adverse to the interests of our other shareholders; and

•	The impact of our ordinary shares being traded on more than one market.

Risk Factors Related to Our Operations in Israel

•	Conditions in the Middle East and Israel may adversely affect our operations, including the impact of the latest Israel-Hamas war and continued hostilities along Israel’s borders;

•	The effects of Israeli governmental programs and tax benefits, as well as of governmental grants; and

•	Shareholders rights and responsibilities and the general corporate law framework in Israel, applicable to our shares and shareholders.

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

The growth in artificial intelligence (“AI”) applications has significantly increased demand and introduced new technological requirements in the advanced packaging segment at both the wafer and panel process levels. Developments in the AI market, including related forecasts and investor expectations, could impact the semiconductor industry.

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

The U.S. government has enacted trade restrictions, reflecting national security concerns on conducting business with certain Chinese entities, active in the semiconductor industry. Among other things, the U.S. Department of Commerce has added several Chinese semiconductor manufacturers to the U.S. EAR (Export Administration Regulations) Entity List (Supplement No. 4 to Part 744, Title 15). Additionally, as has been in the case in recent years, in 2024, the U.S. has continued to implement controls on certain advanced technology items, included certain semiconductor manufacturing equipment (“SME”) items. These controls further restrict the export of certain controlled SME items to controlled end users and end uses, primarily in the context of China and Chinese entities. The list of Chinese entities impacted by U.S. export control restrictions has increased since 2022, as the U.S. has placed additional China-related export controls on certain semiconductor manufacturing items, and related items.

In September 2024, the U.S. Department of Commerce Bureau of Industry and Security (BIS) issued an interim final rule further restricting certain end uses and end users for, among other things, certain advanced semiconductor manufacturing equipment.

In December 2024, BIS issued a package of rules designed to further impair China’s capability to produce advanced-node semiconductors with ‘military applications’, that can be used in the next generation of advanced weapon systems and in AI and advanced computing. These regulatory measures include new controls on semiconductor manufacturing equipment additions to the Entity List, the establishment of two new Foreign Direct Product (“FDP”) rules and corresponding de minimis provisions, relating to semiconductor manufacturing equipment and entities involved in China’s advanced-node semiconductors production; further expanding U.S. control over certain foreign-made items and for certain controlled end-users and end-uses.

Since the introduction of each of these restrictions, we have put in place additional processes to ensure compliance with applicable restrictions. While we continue to conduct detailed assessments and monitor new restrictions, any potential violations of such regulations, whether under U.S. or other jurisdictions, could have an adverse impact on our reputation, business, results of operations and financials.

New export control regulations have also been introduced in other jurisdictions, including certain European countries, including Germany and the Netherlands which are adopting or expected to adopt complimentary controls to the U.S. EAR; China on items related to gallium and germanium; and Japan on advanced semiconductor-manufacturing equipment.

The abovementioned measures can create legal and/or contractual exposure not only for U.S. companies or U.S. people, wherever located, but also for non-U.S. companies who act in violation of applicable laws or in violation of contractual undertakings provided to business partners. In some cases, the abovementioned export restrictions might also be applicable to the products or services which we export from countries other than the United States, should there be a U.S. nexus to our activities, should the products contain certain U.S. origin items above the applicable de minimis threshold, or should they be produced using certain U.S.-controlled technology, software, or production equipment. In addition, sanctions and export controls imposed by the many countries relevant to our business, including U.S., U.K. and E.U. countries, significantly limit trade with Russian entities and individuals. These requirements vary from jurisdiction to jurisdiction, and the jurisdictional reach of these measures can reach across borders. In particular, the U.S has taken significant steps to impose its restrictions on U.S. people, wherever located, and to create legal exposure for non-U.S. companies who continue to engage with sanctioned jurisdictions or who act in violation of applicable laws. The list of restricted customers and the scope of the global trade restrictions are subject to change. These and further developments in multilateral and bilateral treaties, national regulation, and trade, national security and investment policies and practices have affected and may further affect our business and the businesses of our suppliers and customers.

Even where U.S. and other global export controls do not apply directly to our products, they may impact our industry. Certain additional export administration regulations issued by the U.S. Department of Commerce since October 2022, and which have increased in 2024, may have an adverse effect on the entire semiconductor manufacturing sector in China and reduce the demand for semiconductors equipment from this sector and therefore indirectly affect our sales in China. Similarly, changes in relations between Taiwan and China may impact our ability to service our customers in Taiwan. Furthermore, there are tensions between South Korea and North Korea. A worsening of relations between those countries or the outbreak of war could impact our ability to service customers. Any such developments may result in a decrease in demand for our products and technologies as well as delays in payments from our customers. We have put in place risk-based processes to review and account for compliance with these restrictions, where applicable. However, we cannot assure that we will be successful in our efforts, that our interpretations regarding the applicability of restrictions to our business will be accepted by applicable regulators, or that all of our business partners will adhere to or successfully flow down applicable regulatory requirements. Furthermore, these regulatory requirements are subject to rapid change and governments around the world are adopting a growing number of compliance and enforcement initiatives.  It is possible that the U.S. government will impose additional export controls on our products or systems, which could lead to further revenue losses. For example, it remains uncertain what changes, if any, the new U.S. presidential administration will make with respect to U.S. export control policy. Any such changes could result in additional restrictions on our ability to sell products to customers in China and other jurisdictions. Customers affected by current or future U.S. government sanctions, controls or threats of sanctions or controls may respond by developing their own solutions to replace our products or by utilizing our foreign competitors’ products (who are not subject to the same export controls and can fulfill the orders). In addition, these export controls may also reduce overall global demand for our customers’ products or for other products produced or manufactured in the U.S. or based on U.S. technology, in turn reducing demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. Increased restrictions on China exports may also lead to regulatory retaliation by the Chinese government, which may adversely impact our business. International trade disputes could result in increases in tariffs and other trade restrictions and protectionist measures that could adversely impact our operations and reduce the competitiveness of our products relative to local and global competitors.

The international environment in which we operate is affected by inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States. Therefore, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs, and we cannot predict whether, and to what extent, U.S. trade policies will change in the future, including as a result of changes by the new U.S. presidential administration. For example, the U.S. has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. In February 2025, the U.S. imposed tariffs on imports from China, Canada and Mexico. These additional tariffs or any future tariffs or retaliation by another government against such tariffs or policies have introduced significant uncertainty into the market. Future actions of the U.S. administration and that of foreign governments, with respect to tariffs or international trade agreements and policies, remain currently unclear.

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

In 2024, our sales in the Asia Pacific region (mainly China, Taiwan and South Korea) accounted for approximately 89% of our total revenues with sales to China being 31% of our total revenues. A number of Asian countries have experienced or could experience political and economic instability. For instance, Taiwan and China encountered a number of continuous disputes, as have North and South Korea (South Korea experienced political instability with the impeachment motion against the President Yoon Suk-Yeol) and Japan has experienced significant economic instability for a number of years. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. Changes in local legislation, changes in governmental policies, controls and regulations, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which is our largest territory, where the nature of the economy, local legislation, governmental policies and regulatory environment are rapidly evolving and where foreign companies may face the negative effects of changed governmental policies, regulatory, business and cultural obstacles. Additionally, recent policies adopted by China with respect to trade, may present obstacles, such as regulatory restraints or significant increases in tariffs on goods imported into these markets. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate and control of foreign exchange, and allocation of resources and local preference of emerging local competitors. Our business is subject to the risks associated with doing business in China, including: trade protection measures, and import and export licensing and control requirements; potentially negative consequences from changes in tax laws; difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China; historically, lower protection of intellectual property rights; changes and volatility in currency exchange rates; and unexpected or unfavorable changes in regulatory requirements. In addition, we could face increased competition as a result of China's programs to promote a domestic semiconductor industry and supply chains (including the Made in China 2025 campaign).

We may be affected by global economic trends such as recession, inflation, interest rates, and economic slowdown.

Recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. In response to rising inflation in recent years, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue. While interest rates have begun to decline and inflation is lower than in past quarters in the U.S., costs of labor, capital, employee compensation, and other similar effects have increased in the recent past This has had, and may continue to have, an adverse effect on our business, financial condition and results of operations, as well as on our customers’ spending behavior. We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits in Israel and abroad. Our ability to access deposits at individual banking institutions can also be negatively affected by the bankruptcy of one or more of the banks in which or through which we hold or invest our cash reserves, liquidity, credit deterioration, financial results, economic risk, political risk, regulatory changes, sovereign risk, exchange control, or other factors.

The markets we serve are highly competitive and have dominant market participants, some with greater resources than us. Such competition could adversely affect the terms on which we sell our products and may negatively affect our financial results.

The markets that we serve are highly competitive. During market slowdowns, competition is intensified due to the reduced demand for the products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as more favorable payment terms to our customers and a corresponding decline in our cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected. Some of our competitors have greater financial, personnel and other resources and offer a broader range of products and services. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater economies of scale, offer more aggressive pricing or devote greater resources to the promotion of their products. Our competitors may also develop products, including through the use of AI, that may have performance advantages over systems we currently offer or may offer in the future, which could similarly weaken our competitive position. Other competitors are local smaller competitors, which target the low-end market and may offer products at lower prices. If we are unsuccessful in effectively responding to our competition, our financial results will be adversely affected by reduced revenues as well as lower margins, which may lead to financial losses.

The impact of the latest regional instabilities and continued hostilities along Israel’s borders could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results.

On October 7, 2023, the “Swords of Iron” war broke between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the majority of the fighting is concentrated in the southern region of the State of Israel, and there have been additional active hostilities, including with the Hezbollah (a Shia Islamist political party and militant group based in Lebanon), culminating in a 60-day cease fire agreed to between Israel and the Hezbollah on November 27, 2024, the result of which is uncertain, and the Houthi movement which controls parts of Yemen. The Houthi movement in Yemen has targeted marine vessels in the Red Sea, affecting those enroute to Israel or partly owned by Israeli businesses. In addition, most recently Israel has been involved in an armed operation with armed groups in the West Bank, which also included mobilization of armed forces. We may lose business due to the ongoing and revived hostilities, which could also prevent or delay shipments of our products, winning competitive procurement procedures, damage our facilities, harm our operations and product development and cause our sales to decrease. In the event that the hostilities and instabilities in our neighbor countries and/or territories disrupt the ongoing operation of our or our Israeli subcontractors' facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause a number of delays and/or issues for our operations, including delay of the review of our product candidates by regulatory agencies, which in turn would have a material adverse impact on our ability to commercialize our product candidates. Although the related market disruptions are impossible to predict, they could be substantial, particularly if the current situation continues for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. See also “Risk Factors Related to Our Operations in Israel” below for more information.

We have expanded, and may further attempt to expand our activity within and/or beyond our current served markets, through acquisition activity. Such activity and the integration of acquired businesses may adversely affect our results of operations, financial condition and trading price of our shares.

We continue to explore potential acquisition opportunities within our market or as a diversification effort in order to create a growth engine and implement a growth strategy. In addition, we also explore acquisition opportunities aimed at obtaining technological improvement of our products, adding new technologies to our products and to diversify our business. For example, during 2023, we completed the acquisition of FormFactor, Inc.’s FRT Metrology (“FRT”). These strategic transactions involve numerous risks, which can jeopardize or even eliminate the benefits entailed in such transactions, such as: (i) we may not be able to discover, or the target company may fail to provide us with, all relevant information and documents in relation to the transaction, which could lead to a failure to achieve the objectives of acquisition and to a substantial loss; (ii) we may fail to reveal that the due diligence materials and documents provided contain untrue statements of material facts or omit to state a material fact necessary to make the statements therein not misleading, hence fail to achieve the objectives of acquisition and suffer a substantial loss; (iii) we may fail to correctly assess the due diligence investigation findings, establish a correct investment thesis or establish a correct post-acquisition integration plan; (iv) the process of integrating an acquired business including, for example, the operations, systems, technologies, products, and personnel of the combined companies, particularly companies with large and widespread operations and/or complex products, may be prolonged due to unforeseen difficulties; (v) the implementation of the transaction may distract and divert management’s attention from the normal daily operations of our business; (vi) we may sustain and record significant expenditure and costs associated with outstanding transactions that either did not or will not materialize or would fail to achieve its objectives; (vii) there will be increased expenses associated with the transaction, and we may need to use a substantial portion of our cash resources or incur debt in order to cover such expenses, which the combined companies may not be able to offset; (viii) we may incur unexpected accounting and other expenses associated with the transaction, such as tax expenses, write offs, amortization expenses related to intangible assets, restructuring costs, litigation costs or such other costs derived from the acquisition; (ix) the transaction may harm our business as currently conducted (for example, there may be a temporary loss of revenues, we may experience loss of current key employees, customers, resellers, vendors and other business partners or companies with whom we engage today or which relate to any acquired company); (x) we may be required to issue ordinary shares as part of the transaction, which would dilute our current shareholders; (xi) we may need to assume material liabilities of the acquired entity; (xii) in certain cases, acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business; (xiii) the failure to successfully complete the integration associated with the transaction (including integrating any acquired technology into our products), which may cause new markets we were aiming for not to materialize or in which competitors may have a stronger market position; or (xiv) we may fail to effectively obtain the desired technological improvement.

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

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely.  Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities.  During times of war and other major conflicts, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.  Our servers and computer systems could be vulnerable to cybersecurity risks. Additionally, the integration of information systems of business we have acquired and may acquire poses cybersecurity risks that, if not properly managed, could result in unauthorized access to sensitive data, operational disruptions, and potential financial liabilities. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks. Given the substantial increase of cyber-attacks in recent years, we have implemented network security technological, operational and organizational measures and drafted an internal global information technology security policy. This policy, which follows industry best practices and focuses on Camtek’s network and information security, was reviewed by our audit committee and board of directors. The possible cyber-attacks via unauthorized access, exploitation, manipulation, deception, corruption, disruption, damage, leak, theft or loss of our intellectual property or any other digital assets could result in liabilities to us and other material costs. Cyber-attacks aimed at our digital assets could accumulate increased costs to prevent, respond to or mitigate these incidents. It is also possible that our digital assets and business processes could be jeopardized, compromised or halted via cyber-attacks, without being noticed for some time. Although we have not yet experienced any cyber-attacks that have materially affected our operations, we have experienced several failed attempts to penetrate our systems and cannot fully provide assurance that any potential cyber incidents will not have a material impact on our company in the future. Even though we have invested in implementing various cyber security solutions in our networks and systems, in order to mitigate and reduce our exposure to these cyber risks, we can provide no assurance that our current digital assets are fully protected against all sorts of cyber-attacks by malicious third parties. We have purchased a cyber-liability insurance policy to cover certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred.

Furthermore, the increasingly growing capabilities of AI and its availability to public use and adoption, may be used to identify vulnerabilities in our systems craft sophisticated cyberattacks. The rising adoption of AI and generative AI in daily operations, research and development activities, and products poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement or leakage, ownership issues and/or confidentiality issues. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

In addition, the potential liabilities associated with these events could exceed the insurance coverage we maintain as they could lead to financial losses, damage to our reputation, business processes, financial condition and results of operations. In addition, we may further expend significant resources or modify our business activities to try to protect against security incidents. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Since the beginning of the war between Israel and Hamas which began on October 7, 2023, and other hostilities with Hezbollah, Iran and other Iranian proxies, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. As such, the risk of a cyberattack against our information technology systems and data security has become heightened.

We are subject to various regulations and standards relating to data privacy and security. Failure to comply with any applicable privacy, security or data protection laws, regulations, standards or other requirements could have an adverse effect on our business prospects, results of operations, and financial condition.

The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. Comprehensive data protection laws, including the General Data Protection Regulation (“GDPR”), which imposes stricter obligations and provides for greater penalties for noncompliance. Additionally, laws in all 50 U.S. states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The California Privacy Rights Act, or the CPRA,  significantly modifies the CCPA, potentially resulting in further uncertainty as the California Privacy Protection Agency is still working to promulgate final rules. In addition, failure to comply with the Israeli Privacy Protection Law 1981 (the “PPL”) and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability.  In August 2025, a comprehensive amendment to the PPL is expected to enter into effect. This amendment aims to strengthen the Israeli Privacy Protection Authority’s enforcement powers and grant it significant authority to impose administrative fines for non-compliance. The amendment is also expected to introduce broader oversight capabilities, alongside mechanisms for monitoring adherence to privacy guidelines, thereby heightening the compliance requirements for organizations that handle personal data in Israel.  Other pending legislation may result in a change to the current enforcement measures and sanctions. We may be required to incur significant costs to comply with such data and privacy protection laws, as applicable to our company (for example, we collect, use, maintain and otherwise process certain data about candidates and employees, or may fail to protect the privacy of customers’ personal data against breaches of network or IT security), or else face an adverse effect on our business prospects and/or financial position. As we have a presence in Europe, which was increased with the acquisition of FRT, our European subsidiaries are subject to the GDPR in relation to their collection, control, processing, sharing, disclosure, and other use of data relating to their employees or customers. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could result in increased compliance costs and/or changes in business practices and policies. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

Fluctuations in currency exchange rates may result in additional expenses being recorded or in the prices of our products becoming less competitive and thus may have negative impact on our profitability.

We are a global company that operates in a multi-currency environment. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations.  In addition, although our products’ prices in most countries are denominated in U.S. Dollars, in certain territories (currently, China, Europe and Japan) our products’ prices may be denominated in local currencies, and much of our service income in these territories is denominated in local currencies. If there is a significant devaluation in the relevant local currencies in which we operate compared to the U.S. Dollar, we may be required to increase those prices and as a result our products and services may become less competitive.

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

We maintain high levels of cash, which subjects us to additional material risks.

Our company maintains a significant amount of our assets in cash or cash equivalent instruments. Such assets are managed in accordance with the provisions our investment policy, which was adopted by our management and our Board’s Investment Committee (the “Investment Committee”) and approved by our Board. Maintaining a significant amount of our assets in cash exposes us to several risks, including the following: (i) The value of our cash holdings can be eroded by inflation. Over time, high inflation rates can significantly decrease the purchasing power of cash, potentially reducing the real value of our liquid assets. While our cash reserves are managed and invested by our finance team, with the assistance of external professional counsels, and under the supervision of our Investment Committee, we may not efficiently and effectively manage our funds to yield sufficient interest levels, and as a result may fail to protect our cash reserves against inflation influences; (ii) Concentration of our cash in few financial institutions or instruments may pose a risk if a banking counterparty faces liquidity or solvency issues; (iii) If our cash is held in different currencies, we face the risk of currency fluctuations, which can adversely affect the value of our cash holdings and our financial results when these amounts are repatriated or converted into our reporting currency; and (iv) The interest income generated from our high levels of cash may be subject to taxation at rates that may vary from our expectations. While we base our tax positions upon professional accountants’ opinions interpreting tax laws and guidance, tax authorities may challenge such interpretations and levy taxes greater than we anticipate. We continuously evaluate the most effective use of our cash, but there can be no assurance that our strategies will yield the best possible returns for our shareholders or safeguard the value of our cash reserves.

We may face significant risks and uncertainties in developing and introducing new products that may adversely affect our revenue, profitability and competitive position.

We operate in a highly competitive and rapidly evolving industry that requires us to continuously develop and introduce new products that meet the changing needs and expectations of our customers and the semiconductor device manufacturing technology. Developing and introducing new products involves significant technical, operational, regulatory and financial challenges and uncertainties, such as:

-	the ability to anticipate and respond to customer requirements and preferences;

-	the ability to obtain and maintain necessary intellectual property rights and licenses;

-	the ability to obtain and maintain necessary certifications and approvals from relevant authorities and standards bodies;

-	the ability to source, manufacture and deliver high-quality components and systems in a timely and cost-effective manner;

-	the ability to achieve and maintain adequate levels of performance, reliability, functionality and compatibility of our products;

-	the ability to price our products competitively and profitably;

-	the ability to market and sell our products effectively and efficiently;

-	the ability to manage inventory levels and avoid obsolescence or excess inventory;

-	the ability to withstand and mitigate potential product liability claims, warranty claims, recalls, defects, errors, failures, breaches, cyberattacks or other disruptions;

-
the ability to cope with potential changes in trade policies, tariffs, sanctions, export controls or other regulatory or geopolitical factors that may affect our global operations and supply chain; and

-	the ability to protect our products and systems from unauthorized use, copying, modification or reverse engineering.

If we fail to successfully develop and introduce new products that gain general market acceptance, or if we experience delays, difficulties, defects or disruptions in doing so, we may not be able to generate sufficient revenue and cash flow to recover our investments, which may result in a write down of inventory. We may also lose market share, customer loyalty, competitive advantage and reputation, and face pricing pressure and litigation risk. Any of these consequences could adversely affect our revenue, profitability and competitive position.

We occasionally use Open Source codes during our development process and in our software products. An unintentional breach of Open Source licenses might compel us to publish certain confidential and proprietary codes, incur damages, and result with intellectual property infringement claims that could be expensive and could disrupt our business.

We occasionally use open source software components under open source licenses. As certain open source copyright licenses may be categorized as “copyleft licenses” that place certain requirements and restrictions on users, we maintain a process to assure the use of permissive licenses that guarantee the freedom to use, modify and redistribute, and creating proprietary derivative works, in order to avoid any limitations on our IP and exposure of confidential proprietary software. Nonetheless, if we do not correctly monitor and manage those licenses, fail to maintain their terms (for example, to provide adequate copyright notices, or avoid modifications) or otherwise fail in identifying limited open source codes, we might be subject to third party copyright and to reciprocity obligation requiring us to make our code open for use by others as well. Such claims may harm our development efforts and competitive advantage and expose us to copyright infringement claims that could be expensive and could disrupt our business.

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

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial market penetration period for new products such as new products under our Eagle product line, and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features. This evaluation time may be further extended in sales involving multiple new products. Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, and results of operations. The long sales process may cause an increase in inventory levels and a risk for inventory write downs and write-offs; for more details regarding recent inventory write downs and write-offs see Item 5.A – “Operating Results – Critical Accounting Policies – Valuation of Inventory”.

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

The Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) imposes certain duties on us and our executives and directors, including the requirements of Section 404 (Assessment of Internal Control), which requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. Our efforts to comply with such requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2024, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risk Factors Related to Our Ordinary Shares

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to raise funds successfully and may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  During the period from January 1, 2024 through March 5, 2025, the closing price of our ordinary shares ranged from $67.02 to $137.24 per share. The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time or to plan purchases and sales in advance. A variety of factors may affect the market price and the trading volume of our ordinary shares, including: global economic conditions, which generally influence stock market prices and volume fluctuations, including as a result of the effects of inflation, interest rates and the current war between Russia and Ukraine; investors’ views of the attractiveness of our new products; changes in expectations as to our future financial performance and/or announcements of actual results that vary significantly from such expectations; the announcement by us or our competitors of corporate transactions, merger and acquisition activities or other similar events impacting our financial performance; changes in financial estimates by securities analysts; our earnings releases and the earnings releases of our competitors; market conditions relating to our customers’ industries; announcements of technological innovations or new products by us or our competitors; other announcements, whether by us or others, referring to our financial condition, results of operations and changes in strategy; large block transactions in our ordinary shares;  additions or departures of our key personnel; future offerings or sales of our ordinary shares; and announcements of significant claims or proceedings against us. Many of these factors are out of our control, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

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

Offerings of ordinary shares by us and any issuances or sales of a substantial number of ordinary shares in the public market or otherwise, or the perception that such sales may occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of our ordinary shares. In addition, we have issued a substantial number of ordinary shares in connection with the settlement of restricted stock units (“RSUs”) and exercise of options to purchase our ordinary shares, and in the future we may issue additional shares in connection with the exercise of existing options, which are eligible for, or may become eligible for, unrestricted resale. Any sales of such shares in the public market or otherwise could reduce the prevailing market price of our ordinary shares, as well as make future sales of ordinary shares by us less attractive or not feasible, thus limiting our capital resources.

Our principal shareholders, Priortech and Chroma, hold a controlling interest in us and have the ability to exercise their control in ways that may be adverse to the interests of our other shareholders. Our relationship with Priortech and Chroma may give rise to a conflict of interests.

As of March 5, 2025, Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”), beneficially hold in the aggregate 38.24% of our issued and outstanding ordinary shares. As a result of the voting agreement between Priortech and Chroma, according to which they vote together in Camtek’s shareholders meetings and therefore are deemed to be joint controlling shareholders of Camtek, they have the ability to influence the outcome of certain matters submitted to a vote of Camtek’s shareholders, including the election of members of its board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. Mr. Rafi Amit, our Chief Executive Officer, and Mr. Yotam Stern, a member of our Board, hold, as of March 5, 2025, an aggregate of approximately 29.06% of the voting power at Priortech’s general meeting of shareholders, through a voting agreement with David Kishon, Itzhak Krell (deceased) (through Eyal Krell, Israel Shai Krell and Galit Drori Krell)¸ Haim Langmas (deceased), Zehava Wineberg (deceased) and Hanoch Feldstien (including the estates of the foregoing deceased founders, the “Priortech Founding Members”), governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves (the “Priortech Voting Agreement”), and as such may be deemed to control Priortech. Messrs. Amit and Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflicts of interest. Mr. Amit, who serves as our Chief Executive Officer on a 90% position, acts as a member of Priortech’s board of directors and provides management services to Priortech on a 10% basis. Mr. Stern holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech. In addition, in the framework of the series of definitive agreements signed in February 2019, in which Chroma acquired ordinary shares from Priortech and additional new shares were issued to Chroma by Camtek, Leo Huang, the chairman of the board of directors and a controlling shareholder of Chroma, and I-Shih Tseng, a director and Business Unit President of Chroma, were appointed to serve as members of our board of directors, which may give rise to conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements concerning interested party transactions, including with respect to audit committee, board of directors and shareholder approvals (including the special majority requirement in appropriate cases), we cannot be certain that the possible conflicts of interest in any of these transactions and activities is fully eliminated. For more details regarding our senior management arrangements, see Item 6.B - “Compensation – Employment Agreements” below.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

There is a risk that we may be classified as a passive foreign investment company (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (generally determined on a quarterly basis) for the taxable year consist of assets that produce or are held for the production of passive income. Based on an analysis of our current income, assets, activities and market capitalization and expectations about our future, income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2024, and do not expect to be a PFIC for the current year or in the foreseeable future. However, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. This is a factual determination that must be made annually after the close of each taxable year. The value of our assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. If we were a PFIC at any time when a U.S. holder acquired or held our ordinary shares, such U.S. holder generally will be subject to the PFIC rules with respect to such ordinary shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company”.

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

Our headquarters and main facility (the sole manufacturing and integration facility of the majority of our product lines are located in the North of the State of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by hostilities involving Israel; the interruption or curtailment of trade between Israel and its present trading partners; a downturn in the economic or financial condition of Israel; and a full or partial mobilization of the reserve forces of the Israeli army. Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace or normalization agreements with Egypt, Jordan, UAE, Bahrain, Morocco and Sudan, it has no peace arrangements with any other neighboring or other Arab countries. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a peaceful solution, and there have been numerous periods of hostility, acts of terror against Israeli civilians, as experienced recently once again in Israel, as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip. Israel is engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip). These conflicts have involved missile strikes against civilian targets in the south and center parts of Israel.

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

In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, in connection with the “Swords of Iron” war, and ordered Israel, among other things, to take steps to provide basic services and humanitarian aid to civilians in Gaza and in November, 2024, the International Criminal Court, or ICC, issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes. Companies and businesses may terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may materially and adversely impact our business and supply chains. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and the ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may adversely impact our ability to cooperate with research institutions and collaborate with other third parties.

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

Another risk for political, social and economic instability in Israel is associated with the extensive changes that began in early 2023 by the current Israeli government with respect to Israel’s judicial system. In response to such developments, individuals, organizations and financial institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors, and to attract or retain qualified and skilled “talents” and personnel. We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Moreover, on February 9, 2024, the international rating agency Moody’s announced the downgrade of Israel’s credit rating to A2 (from a level of A1) and also lowered the rating outlook from “stable” to “negative”. In its report, Moody’s estimated that the broad implications of the “Swords of Iron” war significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future. In April 2024, S&P Global Ratings also announced the downgrade of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed above, and the geopolitical risks that Israel has been dealing with since the outbreak of the “Swords of Iron” war.

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

In addition, the Company entered into a Technological Cooperation Agreement with Chroma under which the Company granted Chroma a license for an application under Company’s triangulation technology platform. In addition, Priortech and Chroma entered into a voting agreement according to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Chroma Voting Agreement”). Under the Chroma Voting Agreement, Chroma is entitled to nominate individuals for two seats on the Company’s Board and Priortech is entitled to nominate three members. The remaining seats are held by two external directors. The Company also entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma, according to which Chroma is entitled to the same rights Priortech has with respect to registration of our shares (see Item 7.B. – “Related Party Transactions”).

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

Our Business

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the back-end-of-line (BEOL) of the front-end and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Packaging, Chiplets, HBM, Compound Semiconductors, Memory, CMOS Image Sensors, Power, RF and MEMS, serving the industry’s leading global IDMs, OSATs, and foundries.

Semiconductors wafers are scanned under the advanced optic heads (2D Inspection and metrology and 3D metrology) in our systems, and advanced software and algorithms are implemented on the scanned and measured wafers data. As a result, our systems automatically detect and measure good dice and defected dice. Hence, the total end product quality is enhanced by ensuring that only known good dice will be shipped to end-users. The systems are easy to operate and offer high accuracy and productivity in high volume manufacturing environments. These systems incorporate proprietary advanced image processing software and algorithms, as well as advanced electro‑optics and precision mechanics and are designed for easy operation and maintenance. Our global, direct customer support organization provides responsive, local pre- and post- sales support for our customers through our wholly owned subsidiaries located in 8 offices around the world.

Inspection and Metrology are implemented at various stages along the semiconductor manufacturing process. Camtek’s systems serve various manufacturing stages starting from the Back-end-of-line (BEOL) of the front-end, through Inspection and Metrology of bumps in the mid-end, inspection of wafers and the inspection of post-diced wafers in the back end (Assembly).

Our Markets

The semiconductor manufacturing industry produces integrated circuits mainly on silicon wafers but also on other materials and on compound semiconductors (for example, Silicon Carbide – SiC, Gallium Nitride – GaN, and Gallium Arsenide - GaAS). Each wafer contains numerous integrated dice containing microelectronic devices. The growth of the semiconductor manufacturing industry in the past few years has been driven largely by demand from electronics such as smartphones and the proliferation of applications including the Internet of Things and cloud computing. Continued growth is expected with the enhancements of existing products, and the inclusion of emerging technologies such as AI, as well as rapid growth in automotive, electrical and autonomous vehicles and industrial electronics. The effect of such market growth trends on the demand for Inspection and Metrology systems is driven by three main factors: (i) growing electronic devices manufacturing volume requires more equipment, (ii) applications such as automotive and mobile phones require a higher level of reliability and hence more Inspection and Metrology and (iii) new packaging technologies, such as Chiplets and HBM, require more inspection and metrology steps (as described in more detail below).

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

Wafers with hundreds of millions of bumps in very dense architecture are becoming more common and require 100% inspection and metrology due to the packaging reliability requirements. The high cost of packages which combine multiple dice requires Known Good Dice in order to ensure that each die in the package is fully functional. Camtek’s systems are designed to deliver 100% Inspection and Metrology in high volume manufacturing environment, without compromising on throughput and performance. We expect that the two fastest growing segments in advanced packaging will be the Chiplets, which are becoming the standard for high performance computing, and Fan Out Wafer Level Packaging (FOWLP). Camtek’s flexible inspection and metrology systems utilize a wide variety of technologies to address the complex requirements of these growing segments.

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

During the last couple of years, Camtek has penetrated the Back-end-of-Line (BEOL) of the Front End manufacturing process addressing the challenges of defect-free and high-yield wafer manufacturing. The variety of defects calls for detection optimization, fast screening and categorization of the high-volume manufacturing environment, while maintaining high throughput. Camtek’s platforms can handle these challenges and detect all defects of interest at high volume manufacturing rate.

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

The inspected and measured product is placed on a designated platform and is scanned under the optical assembly unit. The optical assembly unit then captures images of the product, while the electronic hardware unit processes the image using the analysis algorithms. Detected discrepancies are logged and reported as defects per the user definitions. The image of the defect is immediately available for verification by the system operator. Our systems can also compile and communicate statistical reports of inspection findings via the customer’s factory information system.

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

Over the years, our Inspection and Metrology products for the semiconductor industry included the Falcon, Condor, Gannet and Eagle products lines. As of today, we produce and sell the Eagle platform, the Hawk platform and the MicroProf platform, and have phased out all other models.

Product	Function
Hawk
Launched on February 2025, this brand-new product family – the Hawk – a new cutting-edge platform is engineered for cutting edge advanced packaging: Chiplets, HBM and Hybrid Bonding. Designed for high-end applications such as, the Hawk supports detection of 150 nanometer defects size and measurement of 500 million micro bumps at pitches less than 12 micron

Eagle G5
Launched in September 2024, the Eagle G5 was developed on the well-known Eagle product family and is engineered to deliver unmatched speed and efficiency. Featuring significantly higher throughput and new optimized optics, the Eagle G5 offers higher resolution for enhanced detection and metrology. The system provides innovative solutions for Multi-RDL, FOWLP, 2.5D, and CMOS Image Sensors. With the introduction of Clear-Sight Technology (CSI) for Multi-Layer RDL, the Eagle G5 achieves enhanced detection capabilities, down to 1.4μm L/S at twice the throughput.

EagleT-i /Plus
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

EagleT-AP / Plus
The Eagle-AP system family addresses the fast-growing advanced packaging market using state of the art technologies, both software and hardware, that deliver superior 2D and 3D inspection and metrology capabilities on the same platform. The EagleT-AP metrology capabilities support the wide spectrum of bump sizes and all bump types, including copper pillars, micro-bumps, solder and gold bumps, meeting the advanced packaging market requirements, including measurement of bumps down to 2µm (microns) and providing high throughput. The Eagle-AP system family includes the EagleT-AP and EagleT-AP Plus models, equipped with higher throughput and improved metrology capabilities.

Golden Eagle
Designed mainly for Fanout Panel-Level-Package (FO-PLP) applications, Camtek’s Golden Eagle is used for the inspection and metrology of standard panel sizes. The Golden Eagle addresses the challenges of Fanout Wafer Level Packaging (FOWLP), while providing a robust system that addresses high-volume manufacturing requirements.

In addition, we intend to offer certain software solutions we develop, such as the Automatic Defect Classification
(ADC), which provides automatic defect classification of color images, utilizing deep learning techniques, and will enable our customers to reduce and even eliminate manual verification.

With the acquisition of FRT in November 2023, Camtek added the following products and metrology capabilities to its portfolio. These products are divided into three categories: Fully Automated Wafer Metrology, Semi-automated with MHU and Manual Metrology.

Product	Function
MicroProf® AP
The FRT MicroProf® AP is a fully automated wafer metrology tool for a wide range of applications at different 3D packaging process steps, e.g. for the measurement of photoresist (PR) coatings and structuring, through silicon vias (TSVs) or trenches after etching, μ-bumps and Cu pillars, as well as for the measurement in thinning, bonding and stacking processes. With its modular multi-sensor concept, the flexible MicroProf AP measuring tool is designed to perform a variety of measuring tasks in advanced packaging. We also offer a variety of semi-automated metrology equipment.

Customers

We target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

Our customers are semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDMs) and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2024, three individual customers accounted for 15%, 10% and 10% of our total revenues. In 2023, one customer accounted for 15% of our total revenues. As of December 31, 2024, our installed base was over 3,000 systems.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (In thousands)
Asia Pacific	133,772	67,773	63,455
China	132,556	149,510	141,959
Korea	117,135	47,425	43,256
United States	29,282	41,118	54,741
Europe	16,489	9,549	17,498

Total	429,234	315,375	320,909

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

As of December 31, 2024, 284 of our employees were engaged in our worldwide marketing and support efforts, including support and marketing administration staff. Due to the concentration of customers in the Asia Pacific region, we have significantly expanded our marketing and support teams in this region.

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

We take various measures to secure customers’ payment on a case-by-case basis by means of letters of credit. Also, we receive advanced payments before shipment from most customers.

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

Competition

The markets in which we operate are highly competitive. Our main competitors are Onto Innovations, Skyverse, ATI Electronics Pty Ltd., Cheng Mei Instrument Technology Co., ASTI Holding Limited, Toray Industries Inc., Nova, Bruker, Unity and, for some limited applications, KLA-Tencor Corporation.

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

As of December 31, 2024, we have repaid (including interest accrued by Camtek) all outstanding grant amounts to the IIA. As of the date of this Annual Report, no Financed Know-How is utilized in our current or currently anticipated activities.

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

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2024	2023	2022
	(U.S. Dollars in thousands)
Machinery and equipment*	8,719	8,155	6,162
Right of use (ROU) assets	7,035	2,573	2,079
Computer equipment and software	1,651	1,061	1,438
Building and leasehold improvements	4,149	2,974	3,600
Vehicles	37	34	3
Office furniture and equipment	247	111	117
Total	21,838	14,908	13,399

* including transfer of inventory to fixed assets in the aggregate of $4,533, $4,541, and $2,893 in 2024, 2023 and 2022, respectively.

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

Through its affiliated companies, one of our principal shareholders, Priortech, engages in various aspects of the electronic production, including, advance packaging designs for the semiconductor industry and advanced organic coreless substrate technology. As of March 5, 2025, Priortech holds 21.09% of our outstanding ordinary shares and is a party to the Chroma Voting Agreement. Under the Chroma Voting Agreement, Priortech is entitled to nominate three Board members. We have no revenues from sales to affiliates and subsidiaries of Priortech.

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

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 58,500 square feet.

Item4A.	Unresolved Staff Comments.

None.

Item5.	Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The following discussion does not address certain items in respect of our fiscal year ended December 31, 2022, in reliance on amendments to disclosure requirements adopted by the SEC. A discussion of our fiscal year ended December 31, 2022 may be found in “Item 5 – “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 21, 2024.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our Inspection and Metrology core technology; see in Item 4.B “Business Overview - Our Business” above.

We sell our systems internationally. The majority of sales of our systems in 2024 were to manufacturers in the Asia Pacific region, including South Korea, China, Taiwan and South East Asia, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In the year ended December 31, 2024, our sales in the Asia Pacific region (mostly China, Taiwan and South Korea) accounted for approximately 89% of our total revenues.

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

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the year ended December 31, 2024.

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

In the years 2024 and 2023 we wrote-off inventory in the amount of approximately $4.3 million and $1.2 million, respectively which were related to damaged, obsolete, excess and slow-moving inventory. These amounts are included in the item line called “Cost of revenues” in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. Inventory that is not expected to be converted or consumed in 2024 is classified as non-current. As of December 31, 2024, an $11.9 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Business acquisitions. The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations". Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

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

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2024. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Leases. Results and disclosure requirements are presented under Topic 842, Leases. Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate was 6.0% in 2024, based on our understanding of what our credit rating was at that time. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. When determining the probability of exercising such options, we consider contract-based, asset-based, entity-based, and market-based factors. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

Finance lease ROU assets consist of real estate at a German subsidiary, for which a purchase option is reasonably certain to be exercised, and are presented as property, plant and equipment on the consolidated balance sheet. The asset is depreciated over the expected useful life of the asset. The carrying amount of the liability includes the present value of future lease payments and the exercise price of the option.

Comparison of Period-to-Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31,
	2024	2023	2022
Total Revenues	100.00%	100.00%	100.00%
Total cost of revenues	51.09%	53.19%	50.19%
Gross profit	48.91%	46.81%	49.81%
Operating expenses:
Research and development expenses	8.92%	9.98%	8.99%
Selling, general and administrative expenses..	14.82%	16.09%	15.42%
Total operating expenses	23.74%	26.07%	24.42%
Operating profit	25.18%	20.74%	25.40%
Financial income , net	5.40%	7.04%	2.08%
Income tax expenses	(2.96%)	(2.85%)	(2.57%)
Net income	27.61%	24.93%	24.91%

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

Revenues. Revenues increased by 36% to $429.2 million in 2024 from $315.4 million in 2023, due primarily to an increase in the number of product units sold.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $210.0 million in 2024 from $147.6 million in 2023, an increase of $62.3 million, or 42%. Our gross margin increased to 48.9% in 2024, compared to a gross margin of 46.8% in 2023, mainly as a result of economies of scale from increased sales and mix of products sold.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2024 increased by 22% to $38.3 million from $31.5 million in 2023 due to higher investment in new products and technologies, as well as an increase in headcount.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 25% to $63.6 million in 2024 from $50.8 million in 2023, mainly due to increased salary expenses and professional services.

Financial Income, Net. We had net financial income of $23.2 million in 2024 compared to $22.2 million in 2023. Foreign currency expense, net, resulting from transactions not denominated in U.S. Dollars, amounted to $0 in 2024 compared to income of $0.1 million in 2023.

Provision for Income Taxes. Income tax expense was $12.7 million in 2024, an increase of $3.7 million from the $9.0 million expense in 2023.

Net Income. We realized net income of $118.5 million in 2024 compared to net income of $78.6 million in 2023, due to increased revenues and financial income, offset by increased operating expenses.

B.	Liquidity and Capital Resources

At December 31, 2024, our cash and cash equivalent deposit and marketable securities balances totaled approximately $501.2 million compared to approximately $448.6 million at December 31, 2023. The year-to-year increase in cash and cash equivalents and deposits results from positive operating cash flow. Our cash is invested in bank deposits spread among several banks, primarily in Israel and in international bonds.

Our working capital was approximately $496.1 million in 2024 and $450.1 million in 2023. The increase is mainly attributed to increased current assets, offset by increased current liabilities.

Our capital expenditures during 2024 were approximately $10.4 million, mainly to increase our production capacity and to support our R&D, operations and IT activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2024 and 2023 totaled $122.2 million and $79.3 million, respectively.

During 2024 and 2023, cash provided by operating activities was primarily attributed to net income.

Cash flow from investing activities

Cash flow used in investing activities in 2024 was $55.9 million, due to investment in marketable securities, short- and long-term deposits and fixed and intangible assets. Cash flow used in investing activities in 2023 was $107.5 million, due to investment in short-term deposits and fixed and intangible assets.

Cash flow from financing activities

Cash flow used in financing activities in 2024 was $60.0 million, due to a dividend payment. Cash flow provided by financing activities in 2023 was $0.2 million.

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

As of December 31, 2024, we had 174 employees engaged in R&D, 153 of whom are based in our headquarters in Israel and 24 in our facilities in Germany. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $38.3 million and $31.5 million for the years ended December 31, 2024 and 2023, respectively, representing 8.9% and 10.0% of the total revenues for the years then ended.

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

We have 140 issued and applied-for patents worldwide, of which 98 are registered patents and 6 U.S. provisional applications. These patents relate to our proprietary technology and know-how developed for Inspection and Metrology and Functional Inkjet Technology tools. We also have one registered trademark in each of the U.S., Israel, Singapore and Japan.

D.	Trend Information

The OECD has forecasted the world GDP to grow by 3.3% in 2025. See "Item 3D. Risk Factors" above. The semiconductor industry will probably be influenced by weakness or uncertainties in global economic conditions. According to SEMI organization, the global total semiconductor equipment sales forecast to reach a record of $139 billion in 2026. Wafer Fab Equipment segment sales are projected to expand 6.8% in 2025. See "Item 3D. Risk Factors - Risk Factors Related to Our Business and Our Markets – Our business could be materially disrupted by negative effects on the semiconductor industry, including as a result of economic, political, legal, regulatory and other changes, in the global or local markets in which we operate.” For specific trend information regarding the markets in which we operate see Item 4.B - “Business Overview - Our Markets” above.

E.	Critical Accounting Estimates

See Item 5.A “Operating Results – Critical Accounting Policies and Estimates.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	76	Director and Chief Executive Officer
Moty Ben-Arie	70	Director, Chairman of the Board of Directors
Orit Stav	54	Director
Yotam Stern	72	Director
Leo Huang	71	Director
I-Shih Tseng	63	Director
Yael Andorn	54	Director*
Yosi Shacham-Diamand	71	Director*
Moshe Eisenberg	58	Chief Financial Officer
Ramy Langer	71	Chief Operating Officer
Orit Geva Dvash	53	Vice President - Human Resources

* Ms. Yael Andorn and Prof. Yosi Shacham-Diamand serve as our external directors (as such term is defined under the Companies Law) since October 2018.

Set forth below is a biographical summary of each of the above-named directors and senior management.

Rafi Amit has served as our Chief Executive Officer since January 2014, and previously as our Chairman of the Board of Directors from the 2019 AGM until December 31, 2022. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988 until February 2025. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

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

Orit Stav has served on our Board of Directors since September 24, 2020. Ms. Stav is an experienced investment manager with 20 years of experience in the field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory firm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Menora Mivtachim Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Innoviz Technologies Ltd., IBI – Underwriting & Issuing Ltd., EFI Capital Real Estate Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund. Ms. Stav holds an MBA from the University of Hertsfordshire, U.K., and a B.A. in Economies and Management from Tel Aviv University.

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

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2024, to all persons listed in Section A (Directors and Senior Management) above, was approximately $4.9 million. This sum includes $0.1 million paid to provide pension, retirement or similar benefits, amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

We compensate our independent directors for serving on our board of directors by payment of cash fees in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), reimbursement for expenses and the award of share options or RSUs. Messrs. Rafi Amit and Yotam Stern, as well as Chroma’s representatives on our Board, do not receive compensation for their service as our directors. See Item 6.C “Board Practices - Remuneration of Directors” below.

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see Item 6.C - “Board Practices – External Directors – Qualification” below) during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”. All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position (1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)	Other (USD) (5)	Total (USD)
Rafi Amit – Chief Executive Officer	375,760	362,887	951,346	164,960	1,854,953
Ramy Langer - Chief Operating Officer	351,891	216,243	565,960	______	1,134,094
Moshe Eisenberg - Chief Financial Officer	315,960	180,202	439,667	______	935,829
Orit Geva-Dvash - Vice President, Human Resources	196,716	65,718	234,734	______	497,168
Yael Andorn – Director, Chairwoman of the Audit Committee	______	______	69,199	54,332	123,531
Total	1,240,327	825,050	2,260,906	219,292	4,545,575

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

(4)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2024, for each Covered Office Holder, based on the options’ fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

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

With respect to our Chief Executive Officer, Mr. Amit spends 90% of his time in service as our CEO, and under his employment agreement his compensation includes: (i) an annual base salary; (ii) an annual performance-based bonus; and (iii) an annual grant of equity. At our 2024 annual general meeting of shareholders, held on September 25, 2024 (the “2024 AGM”), our shareholders approved an increase in Mr. Amit’s annual base salary, effective as of January 2024 to US$375,760 (the “CEO Base Salary”). In addition, our shareholders approved a three-year cash bonus plan for Mr. Amit, for the years 2024-2026 (inclusive) pursuant to which Mr. Amit’s annual on target cash bonus for each of these years shall be equal to not more than the CEO Base Salary, conditioned upon his performance in each of these years measured against criteria pre-determined by our Compensation Committee and Board of Directors, with respect to the applicable year (the “CEO Cash Bonus Plan”).

According to the annual equity plan, Mr. Amit’s annual grant of equity for each of these three years shall not exceed 400% of the CEO Base Salary, and at least 50% of Mr. Amit’s annual grant of equity shall be subject to performance-based vesting (and with respect to the 2024 annual equity grant, 40%).

Further, Mr. Amit’s employment agreement contains confidentiality provisions for the term of Mr. Amit’s service and thereafter, and non-compete provisions for the term of Mr. Amit’s service and for a six-month period after the termination of his service. It provides that all intellectual property developed by Mr. Amit, or in which he took part, during or in connection with his services, is our sole property. The employment agreement may be terminated by the Company at any time, by written notice of termination delivered to Mr. Amit six months in advance. We may, however, immediately terminate the employment of Mr. Amit in various circumstances, including in the case of a breach of fiduciary duty.

As Mr. Amit may be deemed, together with the Priortech Founding Members and Chroma, to control the Company (see Item 3.D - “Risk Factors- Our principal shareholders, Priortech and Chroma, hold a controlling interest in us and will be able to exercise their control in ways that may be adverse to your interests. Our relationship with Priortech and Chroma may give rise to a conflict of interests” above), in accordance with the Companies Law, his terms of employment must be approved by the Company’s shareholders at least once every three years, and, accordingly, were last re-approved at the 2024 AGM. Mr. Amit does not receive any compensation in consideration for his service as a member of our Board of Directors.

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

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our board consists of eight members. According to the Chroma Voting Agreement (see Item 4.A. – “History and Development of the Company”), Chroma is entitled to nominate two members, and Priortech is entitled to nominate three members, to the Company’s Board. Chroma’s current nominees are Leo Huang and I-Shih Tseng, and Priortech’s nominees are Rafi Amit and Yotam Stern. At the 2024 AGM, each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, Leo Huang, I-Shih Tseng and Orit Stav were re-appointed for service as our directors. All directors were appointed following the recommendation by the Company’s Nomination Committee, and each of our directors (other than the external directors) is serving an approximately one-year term, which is due to expire at our 2025 annual general meeting of shareholders (the “2025 AGM”). In addition, following the recommendation of our Nomination Committee and Board of Directors, our shareholders approved, at our 2024 AGM, the re-appointment of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand as external directors in accordance with the Companies Law, for an additional term of three years each.

In February 2025, the Board of Directors nominated Lior Aviram as Executive Chairman of the Board, effective June 1, 2025, subject to shareholder approval at the 2025 AGM.  Upon Mr. Aviram’s appointment, the board will be increased to nine members.  Following Mr. Aviram’s appointment, Mr. Ben-Arie is expected to remain a non-executive member of our Board, subject to re-election at the 2025 AGM.

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

Our External Directors. Ms. Yael Andorn and Prof. Yosi Shacham-Diamand were re-appointed as our external directors at the 2024 AGM, for a third three-year-term which will expire on September 19, 2027. Our Board of Directors has determined that Ms. Andorn has the “accounting and financial expertise” and that Mr. Shacham-Diamand has the “professional qualifications” required by the Companies Law.

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

As consideration for their service as directors and their participation in each meeting of the Board or Board’s committees, we pay each of our external and independent directors (all Board members except for Messrs. Amit, Stern, Huang and Tseng) a fixed annual fee, a fixed participation fee and reimbursement of expenses in the following amounts: NIS 145,770 (approximately $40,379)) (based on the NIS/USD exchange ratio as published by the Bank of Israel on March 5, 2025 (the “Exchange Ratio”)  as annual fee, NIS 4,380 (approximately $1,213 based on the Exchange Ratio) as in-person participation fee, NIS 2,628 (approximately $728 based on the Exchange Ratio) for conference call participation and NIS 2,190(approximately $607 based on the Exchange Ratio ) for each written resolutions. As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, and the maximum amounts of such fees as set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations. The above-mentioned cash remuneration is in line with the Company’s Executives & Directors Compensation Policy (the “Compensation Policy”), according to which each of the Company’s non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees. Messrs. Amit, Stern, Huang and Tseng do not receive any payment with respect to their service as our directors.

At the 2024 AGM, our shareholders approved an annual equity award mechanism for our directors, pursuant to which, each of our directors who are not classified as controlling shareholders (including our external directors but excluding Mr. Tseng, who himself is not a controlling shareholder, but serves as our director pursuant to the Voting Agreement and therefore does not receive any compensation for such service), either currently serving or as shall be appointed from time to time (“Non-Controlling Directors”), will be entitled to a fixed annual equity award, comprised of an equal mix between options to purchase Shares at an exercise price equal to the average closing price per Share as quoted on the Nasdaq Stock Market during the 30 consecutive calendar days preceding the date of grant, and RSUs, bearing an annual value of $75,000 for our Non-Controlling Directors, and $100,000 for our Chairman (the “Annual Equity Award”).

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

We maintain a compensation policy for our office holders, which was most recently approved by our shareholders at the 2024 AGM (the “Compensation Policy”). The following is a brief overview of the main terms included in the Compensation Policy:

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

Equity Based Compensation

Under the Compensation Policy, the total yearly Equity Value granted to an Executive shall not exceed (i) with respect to the CEO - 400% of his annual Base Salary; and (ii) with respect to all other Executives, 300% of such Executive’s annual Base Salary, provided that at least 50% of the equity based components granted to each Executive (including the CEO) shall be subject to performance-based vesting.

Directors Compensation

The Compensation Policy provides for general guidelines with respect to the Company’s non-executive and non-controlling directors’ remuneration, pursuant to which, in line with the current compensation policy, directors’ remuneration shall be comprised of cash compensation which includes annual fee and meeting participation fee as shall be determined in accordance with the provisions of the Companies Law, as well as equity based compensation, the annual value of which shall be capped at $100,000 for all directors, and at $150,000 with respect to the Company’s non-executive Chairman of the Board of Directors.

Insurance Framework

The Compensation Policy provides for caps on the premium which may be paid and coverage which may be purchased under the Company’s Directors & Officers (D&O) insurance policies, pursuant to which the coverage which may be purchased shall be limited to the higher of: (i) $30,000,000; or (ii) 10% of the Company’s market cap (based on the average closing price of the Company’s share on the Nasdaq Global Market during the preceding 30 days), plus 20% additional coverage for claims-related costs, and the cap on the premium which may be paid for each policy shall be increased to one million $1,000,000. Further, the Compensation Committee shall be authorized, to (i) increase the coverage purchased, and/or the premium paid for such policies, by up to 20% per year, without an additional shareholders’ approval, if and to the extent permitted under the Law, and (ii) to the extent an additional insurance coverage is required in its opinion with respect to a specific material transaction or a series of related transactions, to purchase coverage in amounts of up to 3 times the then existing limit of coverage under the Compensation Policy, with costs of up to 3 times the then existing limit of premium amounts under the Compensation Policy, without additional shareholders' approval, if and to the extent permitted under the Companies Law.

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

We currently hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders, including our directors. This policy was approved by our Compensation Committee on May 7, 2024, and is effective until October 31, 2025.

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

D.	Employees

Employees

The following table sets forth the number of our employees engaged in the specified activities at the end of each of the years 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Executive management	4	4	4
Research and development	174	151	119
Sales support	191	156	121
Sales and marketing	92	91	54
Administration	67	57	50
Operations	128	106	98

Total	656	565	446

The following table sets forth the number of our employees located in the following geographic regions at the end of each of the years 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Israel	331	287	280
Abroad	325	278	166
Total	656	565	446

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. All ordinary shares subject to options exercisable into ordinary shares and RSUs that will vest, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options and RSUs for the purpose of computing the number of shares beneficially owned by such person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The percentage of beneficial ownership is based upon 45,594,474 ordinary shares outstanding as of March 4, 2025.

Name	Total Beneficial Ownership	Percentage
Rafi Amit(1)	37,560	*
Moty Ben- Arie(2)	5,532	*
Orit Stav(5)	5,532	*
Yotam Stern(3)	-	*
Leo Huang (4)	-	*
I-Shih Tseng	-	*
Yael Andorn(5)	5,532	*
Yosi Shacham-Diamand(6)	10,873	*
Moshe Eisenberg(7)	15,026	*
Ramy Langer(8)	18,898	*
Orit Geva Dvash(9)	7,815	*

*Beneficially owns less than 1%

(1)
Includes (i) 26,961 ordinary shares; and (ii) 10,599 RSUs that vest within 60 days of the date of the table. Does not include 38,645 RSUs that do not vest within 60 days of the date of the table. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the 9,617,787 shares of the Company held by Priortech. Mr. Amit disclaims beneficial ownership of such shares. See Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders – Beneficial Ownership” below.

(2)
Includes (i) 1,476 ordinary shares; and (ii) fully vested options to purchase 4,056 ordinary shares, at an exercise price of $22.63– 63.51   per share, which expire by December 2030. Does not include (i) options to purchase 1,509 ordinary shares which fully vest at the 2025 AGM, at an exercise price of $81.28 per share, which expire in September 2031 and (ii) 615 RSUs that do not vest within 60 days of the date of the table.

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

(5)
Includes (i) 1,476 ordinary shares; and (ii) fully vested options to purchase 4,056 ordinary shares, at an exercise price of $22.63-63.51 per share, which expire by December 2030. Does not include (i) options to purchase 1,132 ordinary shares which fully vest at the 2025 AGM, at an exercise price of $81.28 per share, which expire in September , 2031; and (ii) 461 RSUs that do not vest within 60 days of the date of the table.

(6)
Includes (i) 5,391 ordinary shares; and (ii) fully vested options to purchase 5,482 ordinary shares, at an exercise price of $22.63-63.51 per share, which expire by December 2030 . Does not include (i) options to purchase 1,132 ordinary shares which fully vest at the 2025 AGM, at an exercise price of $81.28 per share, which expire in September, 2031; and (ii) 461 RSUs that do not vest within 60 days of the date of the table.

(7)	Includes (i) 10,300 ordinary shares; and (ii) 4,726 RSUs that vest within 60 days of the date of the table. Does not include 18,565 RSUs that do not vest within 60 days of the date of the table.

(8)	Includes (i) 12,739 ordinary shares; and (ii) 6,159 RSUs that vest within 60 days of the date of the table. Does not include 24,036 RSUs that do not vest within 60 days of the date of the table.

(9)	Includes (i) 4,925 ordinary shares; and (ii) 2,890 RSUs that vest within 60 days of the date of the table. Does not include 7,838 RSUs that do not vest within 60 days of the date of the table.

The options were granted pursuant to our then in effect equity plan and in accordance with the grant terms included therein. The RSUs were granted pursuant to our Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) (the “2018 Plan”).

Share Incentive Plans

General

We currently maintain one active share incentive plan which is the 2018 Plan.

The 2018 Plan was adopted by the Company in April 2018 and replaced the Company’s previous equity plans - the 2014 Share Option Plan and the 2007 Restricted Share Unit Plan.

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

2018 Plan

General. As of December 31, 2024, 799,905 Awards were outstanding under the 2018 Plan.

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

E.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 41, 2025, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial Ownership

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 45,594,474 ordinary shares outstanding as of March 4, 2025.

	Number of Ordinary Shares*	Percentage
Priortech Ltd. (1)	9,617,787	21.1%
Chroma ATE Inc. (2)	7,817,440	17.1%

(1)
29.26% of the voting equity in Priortech Ltd. is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased) (through Eyal Krell, Israel Shai Krell and Galit Drori Krell), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech Ltd. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(2)
Based on the Schedule 13G filed by Chroma ATE Inc. on August 6, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Ordinary Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 66, Hwa Ya 1 Rd., Guishan District, Taoyuan City 333, Taiwan.

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

Dividends

On March 21, 2024, following the approval of our Board of Directors, we declared a cash dividend in the amount of $1.33 per ordinary share, representing an aggregate distribution of approximately $60 million, which was paid on April 18, 2024, to all shareholders of record on the Nasdaq Global Market at the close of trade on April 4, 2024. See Item 10.B - “Memorandum and Articles - Dividend and Liquidation Rights” below for more information regarding our dividend policy.

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

Copies of our Amended and Restated Articles and our Amended and Restated Memorandum of Association, as in effect as of the date of this Annual Report, are attached as Exhibits 1.1 and 1.2, respectively, to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will generally be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains, provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements are taxed at the applicable ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at the applicable ordinary income rates.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if, after applying certain look through rules, either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (generally determined on the basis of a quarterly average) of our assets in a taxable year consist of assets that produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. Based on an analysis of our current assets, activities, market capitalization and income and expectations about our future assets, activities, market capitalization and income, we believe that we were not a PFIC for our taxable year ended December 31, 2024. We currently expect that we will not be a PFIC in 2025 or in the foreseeable future. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2025 or in a future taxable year. No assurance can be given that the IRS or a court of law will accept our position that we are not a PFIC, and there is a risk that the IRS or a court of law could determine that we are a PFIC.

Under attribution rules, if we were a PFIC for any taxable year and had any subsidiaries or other entities in which we held a direct or indirect equity interest that were also PFICs (“Lower-tier PFICs”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below generally as if the U.S. Holders held such shares or equity interests directly.

If we are a PFIC, a U.S. holder may be subject to one of the following three alternative taxing regimes, assuming the applicable requirements are satisfied:

(a)      The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements.  A U.S. Holder must make the QEF election by attaching a properly completed IRS Form 8621 (for us and any Lower-tier PFIC) to the U.S. Holder’s timely filed U.S. federal income tax return.

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

General Corporate Tax Structure

The regular corporate tax rate applicable in 2024 and 2023 is 23%.

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

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2016	9%	16%	25%
2017	7.5%	16%	24%
2018	7.5%	16%	23%
2019	7.5%	16%	23%
2020	7.5%	16%	23%
2021	7.5%	16%	23%
2022	7.5%	16%	23%
2023	7.5%	16%	23%
2024	7.5%	16%	23%
2025	7.5%	16%	23%

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

In summary, as of 2025, the applicable tax rates are as follows:

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

Net Operating Loss Carry forwards

As of December 31, 2024, the Company did not have a net operating loss carry forward, or NOL, for Israeli tax purposes.

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

Pursuant to the Ordinance, the Real Capital Gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director). Notwithstanding the foregoing, dealers in securities (Individual and corporate shareholders) in Israel are taxed at regular tax rates applicable to business income a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2024 onward.

With respect to corporate investors, capital gain tax equal to the ordinary corporate tax rate (23% in 2024 and thereafter) will be imposed on the sale of our traded shares.

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

Withholding Taxes

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2024 and thereafter) for corporations.

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

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 721,560 in 2024), which amount is linked to the Israeli consumer price index (according to the latest legislative acts, such linkage will be freeze for the years 2025-2027).

In addition to the above, as of January 1, 2025, individuals whose taxable income from capital sources (income from capital gains, dividends and interests) in the tax year exceeds the amount specified above (NIS 721,560 also in 2025), will be subject to an additional tax at a rate of 2% (5% in total), on the portion of their taxable income from capital sources that exceeds the amount above.

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

Foreign Currency Rate Fluctuations

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2024, the value of the U.S. Dollar strengthened against the NIS by 0.6% We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2024.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposures to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2024, we had net assets of approximately $6.0 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses or income of $60 thousand, in case of increase or decrease in rates, respectively.

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

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to provide assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, with the participation of our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives.  Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, and based on this evaluation concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as of December 31, 2024, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c)	Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

(d)	Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item16.	[Reserved]

Item16A.	Audit Committee Financial Expert.

Our Board of Directors has determined that Ms. Andorn qualifies as an “audit committee financial expert” and an independent director in accordance with Nasdaq Rules.

Item16B.	Code of Ethics.

We adopted a Code of Ethics, which is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics, in its current version, is available on our website, www.camtek.com.

Item16C.	Principal Accountant Fees and Services.

Our Audit Committee maintains a policy of approving and recommending only those services to be performed by our independent auditors which are permitted under the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC relating to auditor’s independence, and our independent auditors are remunerated at levels that accord with such basic principles of auditor independence.

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, and their KPMG affiliate firms, in U.S.$, for the years ended December 31, 2024, and 2023:

Fee Category	For 2024 Services Rendered	For 2023 Services Rendered
Audit Fees (1)	360,432	365,300
Audit-Related Fees (2)	-	134,000
Tax Fees (3)	34,975	69,000

(1)
Audit Fees: the audit fees for the year ended December 31, 2024 and 2023 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2)	Audit-Related Fees rendered during 2023 by our auditor included financial due diligence in connection with the FRT transaction.

(3)	Tax Fees rendered during 2024 and 2023 by our auditor were for tax compliance and tax advice.

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

-
We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company’s fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B – “Memorandum and Articles - Voting, Shareholders’ Meetings and Resolutions” above). Our 2024 AGM was held on September 25, 2024, therefore our 2025 AGM must be held by December 25, 2025. As a result of the amendment of our Articles of Association in the 2024 AGM, we follow the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3% to establish a quorum for any shareholders meeting.

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

Not applicable.

Item 16J.          Insider Trading Policies.

The Company has adopted an Insider Trading Policy which contains insider trading policies and procedures governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Company’s Insider Trading Policy is attached as Exhibit 11.1 to this Annual Report.

Item 16K.          Cybersecurity.

Risk Management and Strategy

We have established a cybersecurity risk management program designed to safeguard the confidentiality, integrity, and availability of our essential systems and data. This initiative encompasses a comprehensive cybersecurity incident response strategy, which outlines the procedures, communication pathways, and governance mechanisms that are applied across the Company, addressing strategic, operational, financial, legal, and compliance-related risks.

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

•          the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; and

•          a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program.

The Audit Committee receives reports from management and relevant stakeholders on our cybersecurity risks. In addition, management updates the Audit Committee and board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. In addition, at least once a year, the Board of Directors receives a report from management on this topic.

Our cyber security management team, led by our IT Manager and reporting to the COO, is responsible for assessing and managing our material risks from cybersecurity threats. This team, tasked with the overall governance of our cybersecurity risk management initiative, steers both our in-house cybersecurity staff and the external cybersecurity advisors we employ. Our advisors provide us with on-demand support hours for all matters related to cybersecurity. Additionally, on a quarterly basis, we hold meetings with these advisors where they update us on new solutions, emerging threats, and market risks, including available course of action the Company should consider. Furthermore, our advisors proactively update us on a weekly basis about global cyber events, potential new risks, new action plans, and cybersecurity exposures in IT products worldwide. Our management team gained expertise in cybersecurity, each member bringing proficiency and experience in the landscape of digital security. Our IT Manager, responsible for cybersecurity in our Company, has 20 years of experience in the field. Our Chief Information Security Officer (CISO) also has 20 years of experience and manages the Company’s various cybersecurity solutions. Both of them have specific experience in software development and code writing. Their combined acumen covers a spectrum from threat intelligence and risk assessment to incident management and regulatory adherence.

We conduct an annual, comprehensive company-wide penetration test to assess our cybersecurity defenses. Following the completion of this test, we engage in a detailed discussion with the Company’s executive team to review the findings. This discussion includes a thorough analysis of the test results, identification of vulnerabilities, and the formulation of strategic conclusions to enhance our cybersecurity posture. The insights gained from these discussions are integral to our continuous improvement efforts, ensuring that our cybersecurity measures remain robust and effective in the face of evolving threats.

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

Camtek Ltd.
and its subsidiaries

Consolidated Financial Statements
As of December 31, 2024

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of the Treadway Commission.

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

Inventory Provision Estimate

As discussed in Notes 2I and 6 to the consolidated financial statements, the inventory provision as of December 31, 2024 and 2023 were $4,336 thousand and $1,204 thousand, respectively. The Company estimates the inventory provision at the end of each period for damaged, obsolete, excess and slow-moving items in order for inventory to be presented at the lower of cost or net realizable value. In making this estimate, the Company periodically evaluates its inventory composition, giving consideration to factors such as changes in product demands due to uncertain industry-related market conditions and technological changes, the probability and timing of anticipated usage and the physical condition of the items. Presentation at net realizable value creates a new cost basis that is not subsequently marked up.

We identified the evaluation of the inventory provision estimate as a critical audit matter. Challenging auditor judgment was required to evaluate the Company’s assumptions about changing product demands and probability of anticipated usage of inventory items.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the inventory provision process, including controls related to the assumptions noted above. We assessed the changes in product demands and probability of anticipated usage assumptions by performing an independent analysis of available market information that took into consideration industry-related market conditions and possible technological changes. We considered the effect of technological changes on the inventory provision estimate through inquiry of finance and operational personnel. We also compared historical inventory provisions to actual quantity sold in subsequent periods to evaluate management’s ability to accurately estimate the reserve.

Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2006.

Tel Aviv, Israel

March 18, 2025

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2024	2023
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	4	126,224	119,968
Short-term deposits	2F	231,000	215,250
Marketable securities	5,22	30,813	18,816
Trade accounts receivable, net	15	99,471	87,300
Inventories	6	111,204	85,905
Other current assets	7	21,347	19,548

Total current assets		620,059	546,787

Long-term deposits	8	26,000	21,000
Marketable securities	5,22	87,115	73,576
Long-term inventory	6	11,879	9,023
Deferred tax asset, net	20	3,090	2,642
Other assets, net		2,001	1,370
Property, plant and equipment, net	9, 2X	54,196	41,987
Intangible assets, net	10	13,357	16,937
Goodwill	3, 2M	74,345	74,345

Total non-current assets		271,983	240,880

Total assets		892,042	787,667

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2024	2023
	Note	U.S. Dollars (In thousands)
Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		46,630	42,187
Other current liabilities	11	77,280	54,487

Total current liabilities		123,910	96,674

Long-term liabilities
Deferred tax liabilities, net	20	5,606	7,541
Other long-term liabilities	12 ,14	15,366	10,473
Convertible notes	13	197,925	196,831
		218,897	214,845

Total liabilities		342,807	311,519

Commitments and contingencies	14

Shareholders’ equity	16
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2024 and 2023;
47,541,682 and 46,993,998 issued shares at December 31, 2024 and 2023, respectively;
45,449,306 and 44,901,622 shares outstanding at December 31, 2024 and 2023, respectively		177	176
Additional paid-in capital		214,931	200,389
Accumulated other comprehensive income		203	129
Retained earnings		335,822	277,352
		551,133	478,046
Treasury stock, at cost (2,092,376 shares as of December 31, 2024 and 2023)		(1,898)	(1,898)

Total shareholders' equity		549,235	476,148

Total liabilities and shareholders' equity		892,042	787,667

Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: March 18, 2025

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

		Year Ended December 31,
		2024	2023	2022
	Note	U.S. Dollars (In thousands)
Revenues	18, 19A	429,234	315,375	320,909
Cost of revenues		219,283	167,742	161,053

Gross profit		209,951	147,633	159,856

Operating expenses:
Research and development		38,287	31,470	28,859
Selling, general and administrative	19B	63,595	50,751	49,499

Total operating expenses		101,882	82,221	78,358

Operating profit		108,069	65,412	81,498

Financial income, net	19C	23,169	22,218	6,690

Income before incomes tax expense		131,238	87,630	88,188

Income tax expense	20	(12,723)	(8,998)	(8,239)

Net income		118,515	78,632	79,949

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars
Earnings per share information (see Note 17):
Basic net earnings per share	2.62	1.76	1.81

Diluted net earnings per share	2.42	1.63	1.68

Weighted average number of ordinary shares outstanding (in thousands):

Basic	45,279	44,725	44,158

Diluted	49,369	48,863	48,229

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (in thousands)
Net income	118,515	78,632	79,949
Other comprehensive income, net of tax:
Change in net unrealized gains on available-for-sale marketable securities	(558)	740	-
Deferred tax expense	632	(611)	-
Total other comprehensive income	74	129	-

Total comprehensive income	118,589	78,761	79,949

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

	Ordinary Shares NIS 0.01 par value		Treasury Stock NIS 0.01 par value		Additional paid-in capital	Accumulated Other Comprehensive Income	Retained earnings	Total shareholders' equity
	Number of Shares	U.S. Dollars (In thousands)	Number of Shares	U.S. Dollars (In thousands)
						U.S. Dollars (In thousands)
Balances at December 31, 2021	45,939,019	172	(2,092,376)	(1,898)	176,582	-	118,771	293,627
Exercise of share options and RSUs	566,299	3	-	-	-	-	-	3
Share-based compensation expense	-	-	-	-	10,523	-	-	10,523
Net income	-	-	-	-	-	-	79,949	79,949

Balances at December 31, 2022	46,505,318	175	(2,092,376)	(1,898)	187,105	-	198,720	384,102

Exercise of share options and RSUs	488,680	1	-	-	181	-	-	182
Shared-based compensation expense	-	-	-	-	12,598	-	-	12,598
Share-based compensation adjustment	-	-	-	-	505	-	-	505
Unrealised gain on investments	-	-	-	-	-	740	-	740
Deferred tax expense	-	-	-	-	-	(611)	-	(611)
Net income	-	-	-	-	-	-	78,632	78,632
Balances at December 31, 2023	46,993,998	176	(2,092,376)	(1,898)	200,389	129	277,352	476,148

Exercise of share options and RSUs	547,684	1	-	-	41	-	-	42
Share-based compensation expense	-	-	-	-	14,501	-	-	14,501
Unrealised loss on investments	-	-	-	-	-	(558)	-	(558)
Deferred tax income	-	-	-	-	-	632	-	632
Dividend paid ($1.33 per ordinary share)	-	-	-	-	-	-	(60,045)	(60,045)
Net income	-	-	-	-	-	-	118,515	118,515
Balances at December 31, 2024	47,541,682	177	(2,092,376)	(1,898)	214,931	203	335,822	549,235

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income	118,515	78,632	79,949
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,666	5,784	4,094
Deferred tax benefit	(1,751)	(1,254)	(777)
Amortization of debt issuance costs	1,094	1,094	1,094
Share based compensation expense	14,501	12,598	10,523
Change in provision for doubtful debts	34	100	(7)
Other non-cash expenses	260	6	-
Financial income related to finance lease liabilities	(102)	-	-

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(12,179)	(1,890)	(21,984)
Inventories	(32,154)	(13,692)	(9,518)
Due from related parties	3	(3)	-
Other assets	(3,728)	(6,766)	(6,337)
Trade accounts payable	4,275	10,121	(2,113)
Other current liabilities	22,949	(5,406)	2,875
Change in operating lease asset	(1,111)	(480)	(349)
Change in operating lease liability	967	480	349

Net cash provided by operating activities	122,239	79,324	57,799

Cash flows from investing activities:
Acquisition of subsidiary consolidated for the first time (a)	-	(101,781)	-
Proceeds from acquisition (a)	1,295	-	-
Proceeds from (investment in) short-term deposits, net	(15,750)	36,250	(95,500)
Proceeds from (investment in) long-term deposits	(5,000)	58,000	(47,000)
Purchase of fixed assets	(10,102)	(8,097)	(8,197)
Purchase of intangible assets	(261)	(173)	(97)
Purchase of marketable securities	(45,810)	(103,528)	-
Redemption of marketable securities	19,716	11,876	-

Net cash used in investing activities	(55,912)	(107,453)	(150,794)

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (In thousands)
Cash flows from financing activities:
Proceeds from exercise of share options	42	182	3
Finance lease liability	(42)	-	-
Dividend payment	(60,045)	-	-

Net cash (used in) provided by financing activities	(60,045)	182	3

Effect of exchange rate changes on cash	(26)	(241)	(795)

Net increase (decrease) in cash and cash equivalents	6,256	(28,188)	(93,787)
Cash and cash equivalents at beginning of the year	119,968	148,156	241,943
Cash and cash equivalents at end of the year	126,224	119,968	148,156

	Year Ended December 31,
	2024	2023
(a) Acquisition of subsidiary, consolidated for the first time:	U.S. Dollars (in thousands)
Working capital (excluding cash and cash equivalents)	-	(15,288)
Fixed assets, net	-	(1,615)
Intangible assets	-	(16,900)
Goodwill	-	(74,345)
Deferred taxes liabilities, net	-	7,157
Working capital adjustments	1,295	(1,295)
	1,295	(102,286)
Increase in goodwill against share-based compensation	-	505
	1,295	(101,781)

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (In thousands)
Supplementary cash flows information:

A. Cash paid and received during the year for:

Income taxes paid	10,450	13,807	11,836

Interest received	22,744	18,685	4,293

Operational lease payments	2,153	1,854	1,480

B. Non-cash transactions:

Fixed assets purchased with supplier credit	435	267	569

Right-of-use asset recognized with corresponding operating lease liability	2,135	2,573	2,079

Right-of-use asset recognized with corresponding financial lease liability	4,882	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is jointly controlled by (21.16%) Priortech Ltd. (“Priortech”), an Israeli corporation listed on the Tel-Aviv Stock Exchange and (17.20%) Chroma Ate Inc. (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
In October 2023, the Company completed the acquisition of 100% of the shares of FRT GmbH ("FRT"), a German-based company. FRT is a leading supplier of high-precision metrology solutions for the Advanced Packaging and Silicon Carbide markets. See Note 3 – Acquisition of FRT.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

E.	Cash and cash equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

F.	Short-term deposits

Short-term deposits are bank deposits in US Dollars with an original maturity of more than three months and remaining term at the balance sheet date of no more than twelve months. As of December 31, 2024 the average annual interest rate was 5.96% (2023 – 5.81%).

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

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the year ended December 31, 2024 and 2023.

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

Management periodically evaluates its inventory composition, giving consideration to factors such as changes to product demands due to uncertain industry related market conditions and technological changes, the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technological obsolete or damaged inventory. These estimates could vary significantly from actual use based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-downs were established.

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of income.

L.	Intangible assets

Patent registration costs are recorded at cost and amortized on a straight-line basis, beginning with the first year of utilization, over its expected useful life of ten years.

Intangible assets purchased as part of the FRT acquisition (See Note 3) are recorded at their fair value and amortized based on their estimated revenue producing life span.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

M.	Goodwill

Goodwill has been recorded as a result of the acquisition of FRT (See Note 3). Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and identifiable intangible assets acquired, and related liabilities.

Goodwill is carried at cost and is not amortized, but rather is subject to an impairment test, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company performs the test in the third quarter each year. ASC 350 allows the Company to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company compared the value of its net assets to its market cap and found there was no impairment to the carrying value.

Any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.

N.	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long-lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2024 and 2023, no impairment was noted.

O.	Fair values of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, trade accounts receivable, trade accounts payable and amounts from related parties approximate fair value because of their short-term nature.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

The Company recognizes revenue from contracts for sales of products at the point of time when the Company transfers control of the product to the customer. The transfer in control event is generally determined based on shipping terms. Shipping and handling costs are included in selling, general and administrative expenses.

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

	Year Ended December 31,
	2024	2023
	U.S. Dollars (in thousands)
Beginning of year	13,993	9,567
Deferral of revenue	16,170	8,934
Recognition of deferred revenue	(7,731)	(4,508)

Balance at end of year	22,432	13,993

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely to be realized. Changes in recognition or measurement are reflected in the period in which the change occurs. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

The Company may incur an additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of other non-Israeli subsidiaries has not been provided for in these consolidated financial statement as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax or other opportunity that may arise.

Tax liabilities which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

S.	Research and development

Research and development costs, which consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts, are expensed as incurred.

T.	Earnings per ordinary share

Basic earnings per ordinary share are calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, give effect to dilutive potential ordinary shares outstanding during the year.  Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of equity awards.

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

X.	Leases

Under Topic 842, the Company determines if an arrangement is a lease at inception. Rights of use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be (6.0% in 2024). The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For lease agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

Finance lease ROU assets consist of real estate at a German subsidiary, for which a purchase option is reasonably certain to be exercised, and are presented as property, plant and equipment on the consolidated balance sheet. The asset is depreciated over the expected useful life of the asset. The carrying amount of the liability includes the present value of future lease payments and the exercise price of the option.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

Z.	Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an interim and annual basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal periods beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted annual and interim requirements under ASU 2023-07 on January 1, 2024 and 2025, respectively. The adoption of ASU 2023-07 did not have a material impact on the Company's consolidated financial statements. See Note 18— Segments and Entity-Wide Information.

AA.	New Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosure. The standard requires to disclose additional information in tax rate reconciliation table about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories. The standard will become effective for fiscal years beginning after December 15, 2024. The Company is still assessing the presentational impact of the adoption of this standard on its consolidated financial statements. It expects considerable changes to the income tax footnote.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 3 - Acquisition of FRT

On October 31, 2023, as part of Camtek’s strategy of expanding its product offering to semiconductor manufacturers, the Company acquired 100% of the shares of FRT GmbH ("FRT"), a German-based company, for total cash consideration of $100.4 million, net of cash acquired of $2.1 million. This includes a payment received in the year ended December 31, 2024, in respect of customary working capital adjustments.

The acquisition was accounted for using the acquisition method of accounting, with the Company treated as the acquirer. The acquired assets and liabilities of FRT were recorded at their respective fair values including an amount for goodwill representing the difference between the acquisition consideration and the fair value of the identifiable net assets.

During the year ended December 31, 2023, the Company incurred approximately $1.4 million in transaction costs related to the acquisition, which primarily consisted of legal, accounting and valuation-related expenses. These expenses were recorded in Selling, general and administrative expenses in the accompanying Consolidated Statements of Income.

The Company’s Consolidated Statements of income include the financial results of FRT subsequent to the acquisition date of October 31, 2023.

Under the purchase price allocation, the Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. The estimates did not change during the measurement period. The fair values assigned to assets acquired and liabilities assumed were based on management’s assumptions as of the reporting date.

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
103,044

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 3 - Acquisition of FRT (contd.)

The intangible assets as of the closing date of the acquisition included:

	October 31, 2023 U.S. Dollars (in thousands)	Weighted average useful life (in years)

Technology	12,200	5
Trade name	2,700	10
Customer relationship	2,000	2

	16,900	5.4

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

Goodwill
The goodwill arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure. Amortization of the goodwill is not recognized as an expense for tax purposes.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 3 - Acquisition of FRT (contd.)

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 4 - Cash and Cash Equivalents

The Company’s cash and cash equivalents balance at December 31, 2024 and 2023, is denominated in the following currencies:

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
US Dollars	117,638	113,190
New Israeli Shekels	5,243	2,795
Other currencies	3,343	3,983

	126,224	119,968

Note 5 - Marketable Securities

Summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2024:

Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	28,718	74	-	28,792
Government bonds	2,020	1	-	2,021
	30,738	75	-	30,813
Matures after one year:
Corporate bonds	80,144	366	(306)	80,204
Government bonds	6,864	47	-	6,911
	87,008	413	(306)	87,115
	117,746	488	(306)	117,928

Summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2023:

Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	9,821	7	(9)	9,819
Government bonds	8,983	14	-	8,997
	18,804	21	(9)	18,816
Matures after one year:
Corporate bonds	64,033	574	(3)	64,604
Government bonds	8,815	157	-	8,972
	72,848	731	(3)	73,576
	91,652	752	(12)	92,392

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 5 - Marketable Securities (cont’d)

The amortized cost and estimated fair value of marketable securities classified by the maturity date listed on the security, regardless of the Consolidated Balance Sheet classification, is as follows at December 31, 2024 and 2023:

	December 31, 2024
	Amortized Cost	Fair Value
	U.S. Dollars (in thousands)
Due within one year	30,738	30,813
Due after one through five years	87,008	87,115
Total marketable securities	117,746	117,928

	December 31, 2023
	Amortized Cost	Fair Value
	U.S. Dollars (in thousands)
Due within one year	18,804	18,816
Due after one through five years	72,210	72,908
Due after five through ten years	638	668
Total marketable securities	91,652	92,392

The following table summarizes the estimated fair value and gross unrealized holding losses of marketable securities, aggregated by investment instrument and period of time in an unrealized loss position, at December 31, 2024 and 2023.

	In Unrealized Loss Position For Less Than 12 Months		In Unrealized Loss Position For Greater Than 12 Months
December 31, 2024	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss

Corporate bonds	34,083	(306)	-	-
Government bonds	-	-	-	-
	34,083	(306)	-	-

	In Unrealized Loss Position For Less Than 12 Months		In Unrealized Loss Position For Greater Than 12 Months
December 31, 2023	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss

Corporate bonds	2,786	(9)	2,368	(3)
Government bonds	-	-	-	-
	2,786	(9)	2,368	(3)

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 6 - Inventories

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Components	65,845	55,598
Work in process	21,445	20,038
Finished products *	35,793	19,292

	123,083	94,928

*          includes systems at customer locations not yet sold, as of December 31, 2024 and 2023, in the amount of $12,448 and $8,626 respectively.

Inventories are presented in:

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Current assets	111,204	85,905
Non-current assets (A)	11,879	9,023

	123,083	94,928

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 6 - Inventories (cont’d)

(A)	Long-term Inventory:

At December 31, 2024, $11,879 of the Company's inventory is classified among long-term assets according to Management’s estimate based on the recent level of sales (at December 31, 2023 - $9,023). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this inventory will be utilized according to its forecasted sales and that no loss will be incurred.

(B)	Inventory provision

In 2024, based on Management's estimates regarding future sales, a provision of $4,336 was made against damaged, obsolete, excess and slow-moving inventory (in 2023 - $1,204).

The provisions were recorded in the costs of revenues line item in the consolidated statement of income. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 7 - Other Current Assets

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Interest receivable	9,269	8,386
Prepaid expenses and vendor downpayments	5,499	5,164
Due from Government institutions and income tax receivables	5,457	3,690
Other	1,122	2,308

	21,347	19,548

Note 8 - Long-term Deposits

Long-term deposits include bank deposits in US Dollars with terms at the balance sheet date of more than 12 months with average annual interest rates of 5.61% (2023 – 5.59%).

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 9 - Property, Plant and Equipment, Net

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Cost:
Land	1,401	1,401
Building	23,444	20,730
Machinery and equipment	33,474	27,626
Office furniture and equipment	1,129	1,057
Computer equipment and software	7,197	6,542
Automobiles	431	429
Leasehold improvements	3,508	2,100
Operating lease right of use assets	8,442	7,187
Finance lease right of use assets	4,881	-
	83,907	67,072

Less accumulated depreciation	29,711	25,085

	54,196	41,987

Depreciation for the years ended December 31, 2024, 2023 and 2022 amounted to $6,809, $5,501, and $3,984, respectively.

Note 10 - Intangible Assets, Net

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Cost:
Patent registration costs	2,569	2,308
Acquired technology	12,200	12,200
Acquired trade names	2,700	2,700
Acquired customer relationship	2,000	2,000
	19,469	19,208

Less accumulated amortization	6,112	2,271

Total intangible assets, net	13,357	16,937

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 10 - Intangible Assets, net (cont’d)

Amortization expense for the years ended December 31, 2024, 2023 and 2022 amounted to $3,841, $733 and $110, respectively.

As of December 31, 2024, the estimated amortization expenses of intangible assets for the years 2025 to 2029 is as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2025	3,677
2026	2,832
2027	2,821
2028	2,404
2029	360

Note 11 - Other Current Liabilities

	December 31,
	2024	2023
	U.S. Dollars (in thousands)

Advances from customers and deferred revenues	28,919	14,701
Accrued employee compensation and other related benefits	15,708	13,137
Commissions	12,733	13,588
Government institutions and income tax payable	10,072	5,316
Accrued warranty costs (1)	4,355	3,397
Accrued expenses	3,005	2,661
Operating lease obligations (See Note 2(X))	2,204	1,687
Finance lease obligations	284	-

	77,280	54,487

(1)	Changes in the accrued warranty costs are as follows:

	Year ended December 31,
	2024	2023
	U.S. Dollars (in thousands)
Beginning of year	3,397	3,161
Accruals	7,643	5,505
Usage	(6,685)	(5,269)

Balance at end of year	4,355	3,397

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 12 - Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,
	2024	2023
	U.S. Dollars (in thousands)

Liability for severance pay (A)	1,401	1,577
Deferred revenues related to non-standard warranty (B)	7,304	6,262
Operating lease obligations	2,208	2,634
Finance lease obligations	4,453	-

	15,366	10,473

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

2.	Severance pay expenses were $2,267, $1,936, and $1,903 in 2024, 2023 and 2022, respectively.

B.  Deferred Revenues

As of December 31, 2024, deferred revenues related to non-standard warranty in the amount of $7,304 are expected to be recognized in 2026-2027.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 13 - Convertible Notes

On November 17, 2021, the Company sold $200,000 aggregate principal amount of its 0.00% convertible senior notes due 2026 (the “Notes”). The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on December 1, 2026, (“the Maturity Date”) unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

The Notes will be convertible based on an initial conversion rate of 17.1092 ordinary shares per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $58.45 per ordinary share, which represents a conversion premium of approximately 30% to the last reported sale price of the Company’s ordinary shares on The Nasdaq Global Market on November 18, 2021. The closing price of the Company’s shares on December 31, 2024 was $80.77. The conversion rate is subject to adjustment if certain events occur. Prior to the close of business on the business day immediately preceding August 1, 2026, the Notes will be convertible at the option of the holders of Notes only upon the occurrence of certain events, the satisfaction of certain conditions and during certain periods. On or after August 1, 2026 and until the close of business on the second scheduled trading day immediately preceding the Maturity Date, holders may convert all or any portion of their notes at any time irrespective of the foregoing conditions. The Notes will be convertible into cash, ordinary shares of the Company or a combination thereof, with the form of consideration determined at the Company’s election.

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 13 - Convertible Notes (cont’d)

The Convertible Senior Notes consisted of the following:

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Liability:
Principle:	200,000	200,000
Unamortized issuance costs	(2,075)	(3,169)
Net carrying amount	197,925	196,831

As of December 31, 2024, the debt issuance costs of the Notes will be amortized over the remaining term of approximately 2 years.

The annual effective interest rate of the Notes is 0.56%. In the year ended December 31, 2024, $1,094 (2023 -$1,094) was recorded as amortization of debt issuance costs.

As of December 31, 2024, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $301,157 (2023 - $258,941). The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of December 31, 2024, the if-converted value exceeded the principal amount of the Notes by $101,157 (2023 – the principle amount exceeded the if-converted value by $58,941).

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 14 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

Liabilities reported in the consolidated balance sheets are as follows:

	December 31,
	2024	2023
	U.S. Dollars (in thousands)

Other current liabilities	2,204	1,687
Other long-term liabilities	2,208	2,634

Total lease liabilities	4,412	4,321

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 14 - Commitments and Contingencies (contd.)

A.	Operating leases (cont.)

In the year ended December 31, 2024, the Company recognized lease costs in the amount of $2,153 (2023 - $1,854; 2022 - $1,480).

Minimum future payments under non-cancellable leases as of December 31, 2024 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2025	2,278
2026	1,300
2027	457
2028	150
2029 and after	827
5,012

Less imputed interest	(600)

Total lease liabilities	4,412

The weighted average term of the operating leases as of December 31, 2024 is 45 months.

B.	Finance leases

One of the Company’s subsidiaries has entered into a non-cancelable lease agreements for office and factory space. The lease agreement contains a purchase option which is reasonably certain to be exercised. As such, the Company classifies this as a finance lease.

Amounts reported in the consolidated balance sheets are as follows:

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Cost:
ROU assets – opening balance	-	-
ROU assets – additions	4,881	-
ROU assets – disposals	-	-
	4,881	-

Less accumulated depreciation	16	-

	4,865	-

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 14 - Commitments and Contingencies (contd.)

B.	Finance leases (cont.)

	December 31,
	2024	2023
	U.S. Dollars (in thousands)

Other current liabilities	284	-
Other long-term liabilities	4,453	-

Total lease liabilities	4,737	-

In the year ended December 31, 2024, the Company recognized finance lease costs in the amount of $42 (2023 - $0 and 2022 - $0).

Minimum future payments under non-cancellable finance leases as of December 31, 2024 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2025	312
2026	332
2027	332
2028	332
2029 and after	5,149
6,457

Less imputed interest	(1,720)

Total lease liabilities	4,737

The weighted average term of the finance leases as of December 31, 2024 is 59 months.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

Marketable securities
The Company's marketable securities are maintained with high-grade securities and limits the amount of credit exposure to any one issuer.

Allowance for doubtful debts
The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at				Balance at
	beginning		Reversal of	Write-off of	end of
	of year	Provision	provision	provision	year
	U.S. Dollars (in thousands)
2022	7	-	(7)	-	-
2023	-	100	-	-	100
2024	100	34	-	-	134

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 16 - Shareholders’ Equity

A.	General

The Company shares are traded on the NASDAQ Global Market under the symbol of CAMT and are also listed and traded on the Tel-Aviv stock exchange.

B.	Stock Option Plan

As of December 31, 2024, the Company has one effective Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) for the issuance of options, restricted share units and/ or restricted shares to employees, officers, directors, consultants and other services providers of the Company or any affiliated companies thereof (the “2018 Plan”). The 2018 Plan was adopted by the Company in April 2018 and thereby replaced the Company’s previous equity plans (the “2014 Share Option Plan” and the “2007 Restricted Share Unit Plan”). The total number of equity awards that may be granted under the 2018 Plan during each calendar year is equal to three and a half percent (3.5%) of the Company’s total issued and outstanding Share capital as of December 31 of the preceding calendar year.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table and recognized over the vesting period of four years. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. In 2024, 4,905 options were granted.

	2024 Grant	2023 Grant
Valuation assumptions:
Dividend yield	-	-
Expected volatility	55%	39%-48%
Risk-free interest rate	3.5%	2%-4%
Expected life (years) *	4.0	4.0
Vesting period (years)	1.0	1.0

*Expected life for the periods presented was determined according to the simplified method. The Company determined that the simplified method is appropriate due to substantial changes in vesting periods of options granted which cause existing historical experience to be irrelevant to expectations for current grants.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 16 - Shareholders’ Equity (cont’d)

B.	Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2024, 2023, and 2022 is $863, $1,207 and $375, respectively.

The total intrinsic value of vested options as of December 31, 2024, 2023, and 2022 is $863, $1,189 and $375 respectively.

The total stock option compensation expense amounted to $140, $100, and $63 in 2024, 2023 and 2022, respectively.

As of December 31, 2024, 4,905 options were unvested. The unrecognized compensation cost related to non-vested share-based compensation arrangements amounted to $119, which will be recognized over one year.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2024		2023		2022
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	26,097	22.99	21,318	12.96	22,102	12.66
Granted	4,905	81.28	16,224	31.5	-	-
Forfeited and cancelled	-	-	-	-	-	-
Exercised	(8,447)	4.38	(11,445)	16.41	(784)	4.38

Outstanding at year end	22,555	42.64	26,097	22.99	21,318	12.96

Exercisable at year end	17,650	31.90	22,577	16.78	21,318	12.96

The income tax benefit associated with stock options exercised each year was immaterial.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 16 - Shareholders’ Equity (cont’d)

B.	Stock Option Plan (cont’d)

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)
Outstanding and exercisable as of December 31, 2024	22,555	42.64	6.23	863

The following table summarizes information about non-vested options at December 31, 2024:

		Weighted
		average
		grant- date
	Options	fair value
Balance at January 1, 2024	3,520	28.4
Granted	4,905	33.13
Vested	(3,520)	28.4

Balance at December 31, 2024	4,905	33.13

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 16 - Shareholders’ Equity (cont’d)

C.	Restricted Share Unit Plan

In April 2018, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) to replace the 2007 Restricted Share Unit Plan, pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 3.5% out of the outstanding shares (1,590,725 as of December 31, 2024). Forfeited units are returned to the pool.

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

	RSUs	Weighted average grant date value
Balance at January 1, 2024	1,135,351	$29.27
Granted	189,968	$83.83
Vested	(528,899)	$27.16
Forfeited	(19,070)	$36.77

Balance at December 31, 2024	777,350	$43.97

The total intrinsic value of outstanding RSUs as of December 31, 2024, 2023 and 2022 is $62.79, $78.77 and $21.96, respectively.

The weighted average grant date fair value of RSUs granted during 2024, 2023, and 2022 is $83.83, $26.43 and $36.69, respectively.

The total compensation cost from RSUs recognized in the year ending December 31, 2024, amounted to $14,362. This is recorded as salary expenses within cost of goods and operating expenses. The unrecognized compensation expense in the amount of $26,300 will be recognized in the years 2025 to 2028.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 17 - Earnings Per Share

The following table summarizes information related to the computation of basic and diluted earnings per Share for the years indicated:

	Year Ended December 31,
	2024	2023	2022
Basic EPS:
Net income attributable to Shares (US$ in thousands)	118,515	78,632	79,949
Weighted average number of Shares outstanding used in basic earnings per Share calculation	45,279	44,725	44,158

Diluted EPS:
Net income attributable to Shares (US$ in thousands)	118,515	78,632	79,949
Add amortization of notes issuance costs	1,094	1,094	1,094
Net income used in diluted earnings per Share calculation	119,609	79,726	81,043

Weighted average number of Shares outstanding used in basic earnings per Share calculation	45,279	44,725	44,158

Add assumed exercise of outstanding dilutive securities:
Effect of stock-based awards	669	717	650
Effect of conversion of Notes	3,421	3,421	3,421
Weighted average number of Shares Outstanding used in diluted earnings per Share calculation	49,369	48,863	48,229

Basic net income per Share ($)	2.62	1.76	1.81
Diluted net income per Share ($)	2.42	1.63	1.68

Number of options excluded from the diluted earnings per share calculation due to their anti-dilutive effect	9,525	3,520	5,704

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 18 - Segments and Entity-Wide Information

The Company has one reporting segment as described in Note 2M above.

The Company’s chief operating decision maker (“CODM”) is its chief executive officer.

The CODM assesses performance and decides how to allocate resources based on net income that is also reported on the income statement as net income. The CODM is regularly provided only with the consolidated expenses as noted on the face of the income statement.

The measurement of segment assets is reported on the balance sheet as total consolidated assets.

The chief operating decision maker uses net income to evaluate income generated from the segment assets (return on assets) in deciding whether to reinvest profits into the segment or into other parts of the entity, such as for acquisitions or to pay dividends.

Net income is used to monitor budget versus actual results. The chief operating decision maker also used net income in competitive analysis by benchmarking to the Company’s competitors. The competitive analysis along with monitoring of budget versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

The majority of long-lived assets are located in Israel and substantially all revenues are derived from sales to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (in thousands)
Asia Pacific	133,772	67,773	63,455
China	132,556	149,510	141,959
Korea	117,135	47,425	43,256
United States	29,282	41,118	54,741
Europe	16,489	9,549	17,498

	429,234	315,375	320,909

	December 31,
	2024	2023
	%

Israel	66	66
Germany	29	31
Other	5	3

Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net, and intangible assets excluding goodwill

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 19 - Selected Income Statement Data

A.	Revenues

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (in thousands)
Sales of products	409,427	301,899	307,791
Service fees	19,807	13,476	13,118

	429,234	315,375	320,909

In 2024, three customers accounted for 15%, 10% and 10% of total revenues, respectively. In 2023, one customer accounted for 15% of total revenues. In 2022, one customer accounted for 11% of total revenues.

B.	Selling, general and administrative expenses

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (in thousands)
Selling (*)	48,134	36,896	38,249
General and administrative	15,461	13,855	11,250

	63,595	50,751	49,499

(*) Including shipping and handling costs	4,120	2,744	2,294

C.	Financial income, net

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (in thousands)
Interest income	24,841	24,051	8,648
Convertible notes amortization	(1,094)	(1,094)	(1,094)
Other, net (*)	(578)	(739)	(864)

	23,169	22,218	6,690

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $37, $(78), and $(351) in 2024, 2023 and 2022, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 20 - Income Taxes

A.	Tax under various laws

Camtek and its subsidiaries are each assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country tax residence.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate

The standard tax rate in Israel for the years 2022-2024 is 23%.

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

During the fourth quarter of 2021, the Company entered into a tax assessment with the Israeli Tax Authorities for the years 2017-2020. The settlement of the tax assessment finalized in February 2022 will allow the Company to distribute dividends from these earnings in the future with no additional corporate tax liability. The dividend distributed in April 2024 was tax-free under this settlement.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

C.	Details regarding the tax environment of the Non-Israeli companies

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations. The tax rates range from 16.5-30%.

D.	Composition of income before income taxes and income tax expense

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (in thousands)
Income before income taxes:
Israel	125,399	84,186	82,933
Non-Israeli	5,839	3,444	5,255

	131,238	87,630	88,188

Income tax expense:
Current:
Israel	11,325	8,054	6,973
Non-Israeli	3,781	2,198	2,043
	15,106	10,252	9,016
Deferred tax (benefit) expense:
Israel	262	109	(2)
Non-Israeli	(2,645)	(1,363)	(775)
	(2,383)	(1,254)	(777)

	12,723	8,998	8,239

In addition, $632 of income tax income was allocated to the gains and losses on intra-entity foreign currency transactions that are of a long-term investment nature component of other comprehensive income. ($611 of income tax expense was allocated in 2023.)

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

E.	Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory income tax rate applicable to Israeli companies, the standard income tax rate of the Company’s country of tax residence, and the actual income tax expense:

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars (in thousands)
Income before income taxes	131,238	87,630	88,188

Statutory tax rate	23%	23%	23%

Theoretical income tax expense	30,185	20,154	20,283

Increase (decrease) in income tax expense resulting from:

Non-deductible expenses (*)	912	651	358

Income tax rate differential	(18,816)	(12,417)	(12,702)

Other	442	610	300

Actual income tax expense	12,723	8,998	8,239

(*)          Including non-deductible share-based compensation and FRT transaction expenses.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

F.	Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Deferred tax assets:
Deferred revenue	2,076	2,186
Accrued expenses	601	647
Operating lease obligations	2,020	442
Other temporary differences	1,662	762

Total deferred tax assets	6,359	4,037

Deferred tax liabilities:
Property, plant and equipment	(1,158)	(938)
Inventories (*)	(407)	(1,430)
Intangible assets (*)	(3,772)	(4,885)
Right of use assets	(2,020)	(442)
Undistributed earnings	(1,518)	(1,241)
Total deferred tax liabilities	(8,875)	(8,936)

Net deferred tax liabilities	(2,516)	(4,899)

(*) Related to FRT acquisition

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

F.	Deferred tax assets and liabilities (cont’d)

The deferred tax assets and liabilities were presented on the consolidated balance sheet as below:

	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Deferred tax asset, net	3,090	2,642
Deferred tax liabilities, net	(5,606)	(7,541)

Net deferred tax liabilities	(2,516)	(4,899)

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

At December 31, 2024 and 2023 the Company had no valuation allowance.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 20 - Income Taxes (cont’d)

G.	Accounting for uncertainty in income taxes

For the years ended December 31, 2024 and 2023, the Company recorded an unrecognized tax benefit of $1,393 and $1,718 respectively, as result of a tax position taken during the current period. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. For the year ended December 31, 2022, the Company did not have any significant unrecognized tax benefits.

As of December 31, 2024, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

The Company accounts for interest and penalties related to income taxes as a component of income tax expense. For the years ended December 31, 2024, 2023 and 2022, no interest and penalties related to income taxes have been accrued.

H.	Tax assessments

The Company files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Germany, Hong Kong, and United States of America. The Israeli tax return of Camtek is open to examination by the Israeli Tax Authorities for the tax year 2021 -2024, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2019 in Germany, 2017 in Hong Kong and 2020 in the United States of America.

Note 21 - Balances and Transactions with Related Parties

A.	Balances with related parties:

	December 31,	December 31,
	2024	2023
	U.S. Dollars (in thousands)
Due from related parties	15	18

The related party balances are recorded in the Other Current Assets line item on the consolidated balance sheets.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

(Amounts in thousands, except per share data)

Note 22 - Fair Value Measurements

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in		Significant Unobservable Inputs (Level 3)
		Active Markets	Significant Other
	December 31,	for Identical Assets	Observable Inputs
Description	2024	(Level 1)	(Level 2)
	U.S. Dollars
Assets
Marketable securities (current assets)	30,813	1,016	29,797	-
Marketable securities (non-current assets)	87,115	6,911	80,204	-
Total Assets	117,928	7,927	110,001	-

		Quoted Prices in		Significant Unobservable Inputs (Level 3)
		Active Markets	Significant Other
	December 31,	for Identical Assets	Observable Inputs
Description	2023	(Level 1)	(Level 2)
	U.S. Dollars
Assets
Marketable securities (current assets)	18,816	6,988	11,828	-
Marketable securities (non-current assets)	73,576	6,981	66,595	-
Total Assets	92,392	13,969	78,423	-

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Marketable securities that are classified within Level 2 are classified as such because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. See also Note 5.

Item 19.          Exhibits.

Exhibit No.	Exhibit

1.1
Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F‑1, File No. 333‑12292, filed with the Securities and Exchange Commission on July 21, 2000);

1.2	Articles of Registrant, as amended*.
2.1	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934*
4.1
2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-227931, filed with the Securities and Exchange Commission on October 22, 2018).

4.2
Form of Indemnification Agreement (incorporated herein by reference to Exhibit A to the Registrant’s Report of Foreign Private Issuer on Form 6-K, File No. 000‑30664, filed with the Securities and Exchange Commission on June 04, 2018).

4.4
Share Purchase Agreement by and between Chroma ATE Inc. and the Registrant dated February 11, 2019 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 30, 2020).

4.5
Share Purchase Agreement dated September 17, 2023, by and among Camtek Ltd. Ltd., Camtek Germany Holding GmbH, FormFactor GmbH, FormFactor, Inc. and FRT GmbH (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 21, 2024).

8.1
Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 21, 2024).

11.1	Insider Trading Policy of the Registrant*.
12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International.*
97.1
Camtek Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 21, 2024).

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

Date: March 19, 2025