Form 20-F
period 2025-12-31
CAMTEK LTD
filed 2026-03-19
CIK 1109138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

45,828,133 ordinary shares, par value NIS 0.01 per share as of December 31, 2025.

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
☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

D.          Risk Factors.

Summary of Risk Factors

Investing in our ordinary shares involves a degree of risk. These risks are discussed more fully below and include, but are not limited to, the following, any of which could have a material adverse effect on our financial condition, results of operations and cash flows:

Risk Factors Related to Our Business, Markets, and Industry

•	A slowdown or contraction in AI-related semiconductor investment that may affect our business, results of operations and financial condition;

•
Disruption to our business by negative effects on the semiconductor industry, including as a result of economic, geopolitical, legal and other changes, in the global or local markets in which we operate;

•	The adverse effects of the competition in the markets we serve, that have significant market participants, some with greater resources than us;

•	The impact of changes in global trade policies beyond our control;

•	The concentration of substantial majority of our sales in the Asia Pacific region, with China being our largest territory;

•	The effects of global economic trends such as changing inflation, rising interest rates and economic slowdown;

•	The impact of regional instabilities and continued hostilities;

•	Supply chain constrains due to sharp increase in demand for electronic components, or disruptions to supply of components due to geopolitical or other reasons;

•	Introducing new products may adversely affect our revenue, profitability and competitive position;

•	The expansion of our business within and/or beyond our current served markets, through acquisition activity;

•	We are be exposed to fluctuations in currency exchange rates which may result in additional expenses being recorded or in the prices of our products becoming less competitive;

•	The impact of cybersecurity risks and events, and compliance with the related regulatory framework;

•	The use or anticipated use of new and evolving technologies, such as AI, by us or third parties;

•	The effects of the sharp increase in demand for electronic components, while production capacity remains limited;

•	Risks associated with the levels of cash we maintain, which are higher than in the past; and

•
The effects of climate change or related legal or regulatory measures, and compliance with additional environmental, social, governance, health, export controls, and other laws, regulations, and disclosure rules.

Risk Factors Related to Our Ordinary Shares

•	The risks associated with volatility of our share price, trading volumes, and price depressions;

•	The effects of the controlling interest of our principal shareholders, Priortech and Chroma, that may exercise their control in ways that may be adverse to the interests of our other shareholders; and

•	The impact of our ordinary shares being traded on more than one market.

Risk Factors Related to Our Operations in Israel

•	Conditions in the Middle East and Israel, including the impact of the Israel-Iran conflict and continued hostilities along Israel’s borders;

•	The effects of Israeli governmental programs and tax benefits, as well as of governmental grants; and

•	Shareholders rights and responsibilities and the general corporate law framework in Israel, applicable to our shares and shareholders.

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

Risk Factors Related to Our Business, Markets, and Industry

A slowdown or contraction in AI-related semiconductor investment could materially and adversely affect our business, results of operations and financial condition.

Approximately 50% of our revenues are generated from products supporting the production of artificial intelligence (“AI”) applications, and significant portion of our growth expected in the coming few years is derived from such products. We have experienced increased demand for inspection and metrology systems as customers invest in equipment supporting the production of AI related products, including high-bandwidth memory (HBM) and advanced packaging. As we continue to serve leading integrated device manufacturers, outsourced semiconductor assembly and test providers (OSATs), and foundries, our revenue profile has become meaningfully exposed to the pace and durability of AI-related capital spending patterns. Slower AI-driven investments would therefore have an adverse effect on our sales and operating results.

To meet current volume of sales and expected demand, we maintain appropriate inventories and production capacity, and have expanded our workforce and made capital expenditures to support operations, engineering and information technology. In addition, to satisfy short customer lead-time expectations, we frequently pre-order components and subsystems based on internal forecasts rather than on firm purchase orders. If AI-related demand does not continue at anticipated levels, we may incur higher carrying costs, experience factory underutilization, and be unable to adjust our cost structure quickly. These conditions could require us to curtail production, restructure operations and record charges that negatively affect our operating results.

Forecasting the timing, duration and depth of any AI-related downcycle is inherently challenging. We typically operate with limited visibility and do not have long-term purchase commitments with many customers. While we rely on internal and customer-provided forecasts to plan inventory and capacity, abrupt changes in customer roadmaps, qualification timing, or funding priorities can render such forecasts unreliable.

Any combination of these factors could materially and adversely affect our business, results of operations and financial condition.

Our business could be materially disrupted by negative effects on the semiconductor industry, including as a result of economic, political, legal, and other changes, in the global or local markets in which we operate.

The semiconductor industry, including the semiconductor equipment industry, relies on global end markets. Political, geopolitical, economic and financial crises and instabilities have in the past negatively affected the semiconductor industry and its end markets and could do so again in the future. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and semiconductor industry and could cause turmoil in global markets, which in turn often results in declines in our customers’ electronic products’ sales and could decrease demand for our products and services. Such circumstances could have a negative effect on our ability to sell to, ship products to, collect payments from, and support customers in certain regions.

In addition, the semiconductor industry has been subject to significant downturns from time to time as a result of global economic conditions, as well as industry-specific factors such as over-ordering in recent years which in turn results in excess inventory within our customers, built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences. Downturns, as those we have experienced in the past, may cause material reductions in the demand for the products and services that we offer, and may result in a decline in our revenues. In addition, our ability to significantly reduce expenses during such downturn may be limited because of our continuing need to invest in research and development; our continuing need to market our products, and our extensive ongoing customer service and support requirements worldwide.

The above listed factors could adversely affect our global sales, and as a result our inventory and supply chain, which could have a material adverse impact on our results of operations and financial condition.

The markets we serve are highly competitive and have significant global market participants, some with greater resources than us. Such competition could adversely affect the terms on which we sell our products and may negatively affect our financial results.

The markets that we serve are highly competitive and have significant global market participants, some with greater resources than us. The continued growth of the markets in which we operate may attract and result in new market entrants and may also encourage existing competitors to expand their efforts and presence in these markets. Such competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater economies of scale, offer more aggressive pricing or devote greater resources to the promotion of their products. Other competitors are local smaller competitors in the markets we operate, which target the low-end market and may offer products at lower prices. Competition could result in lower prices for our products and a corresponding reduction in our gross margin, as well as more favorable payment terms to our customers and a corresponding decline in our cash flow.  If we are unsuccessful in effectively responding to our competition, our financial results will be adversely affected by reduced revenues as well as lower margins, which may lead to financial losses.

Changes in global trade policies beyond our control may adversely impact our business, financial condition and results of operations.

Geopolitical tensions may result in export control restrictions, trade sanctions, and more generally international trade regulations which may impact our ability to sell and deliver our systems, technology, and services. Changes in applicable social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows. Among other things, such factors may affect our ability to sell our products and services in certain countries, such as China. Our business involves the sale of systems and services to customers in a number of countries, including U.S., Europe, Korea, Taiwan and China, and includes technologies that may be the subject of increased export regulations or policies.

For example, the U.S. government has enacted trade restrictions, reflecting national security concerns on conducting business with certain Chinese entities, active in the semiconductor industry. For example, over the course of 2025, the U.S. Department of Commerce has continued to add Chinese semiconductor manufacturers to list of entities that the sales thereto are forbidden or restricted.

The abovementioned measures can create legal and/or contractual exposure not only for U.S. companies or U.S. people, but also for non-U.S. companies like us. In some cases, the abovementioned export restrictions might also be applicable to the products or services which we export from countries other than the United States, should there be a U.S. nexus to our activities, should the products contain certain U.S. origin items above the applicable threshold, or should they be produced using certain U.S.-controlled technology, software, or production equipment.

Even where U.S. and other global export controls do not apply to our products, they may impact the demand for our products. For example, certain additional export administration regulations issued by the U.S. Department of Commerce since October 2022, and which have increased in 2025, may have an adverse effect on the entire semiconductor manufacturing sector in China and reduce the demand for semiconductors equipment and therefore indirectly affect our sales in China.

Furthermore, the above regulatory requirements are subject to rapid change and governments around the world are adopting a growing number of compliance and enforcement initiatives.

It has been and may continue to be increasingly difficult to keep up with the pace, complexity and scope of these changes. While we continue to carefully monitor new sanctions and trade restrictions that could arise and conduct ongoing detailed assessments of applicable law, any alleged or actual violations of such laws whether U.S. or other jurisdictions, whether or not directly applicable to us, could have an adverse impact on our reputation, business, results of operations and financials.

A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region, subjects us to additional material risks.

In 2025, our sales in the Asia Pacific region (mainly China, Taiwan and South Korea) accounted for approximately 91% of our total revenues with sales to China being 49% of our total revenues. A number of Asian countries have experienced or could experience political and economic instability. For instance, Taiwan and China encountered a number of continuous disputes, as have North and South Korea. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. Changes in local legislation, changes in governmental policies, controls and regulations, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which is our largest territory, where the nature of the economy, local legislation, governmental policies and regulatory environment are rapidly evolving and where foreign companies may face the negative effects of changed governmental policies, regulatory, business and cultural obstacles. Additionally, Chinese policies with respect to trade, may present obstacles, such as regulatory restraints or significant increases in tariffs on goods imported into these markets. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate and control of foreign exchange, and allocation of resources and local preference of emerging local competitors. Our business is subject to the risks associated with doing business in China, including: trade protection measures, and import and export licensing and control requirements; potentially negative consequences from changes in tax laws; difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China; historically, lower protection of intellectual property rights; changes and volatility in currency exchange rates; and unexpected or unfavorable changes in regulatory requirements. In addition, we could face increased competition as a result of China’s policies to promote a domestic semiconductor industry and supply chains.

We may be affected by global economic trends such as inflation, interest rates, and economic slowdown.

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

The impact of regional instabilities and continued hostilities could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results.

As of the date hereof, the regional security environment in the Middle East remains unstable. In late February 2026, Israel and the United States preemptively attacked Iran, in order to eliminate Iran's nuclear and ballistic missile capabilities, and to target the Islamic fundamentalist regime governing Iran, which has threatened Israel's existence. As part of this conflict, Iran launched missile attacks throughout Israel. This war followed upon similar conflicts in June 2025, and April 2024 and October 2024, during which Iran launched ballistic missile attacks against Israel, and Israel conducted strikes against Iranian military and nuclear infrastructure. The direct conflicts with Iran ran parallel to, and followed upon, a two-year war (from October 2023 until October 2025) during which Israel was attacked by Hamas and Hezbollah, terrorist groups sponsored by Iran operating out of the Gaza Strip and Lebanon, respectively. and declared war in response, which included ground operations in the Gaza Strip and southern Lebanon. Other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist group in Yemen, have also attacked Israel with various types of missiles and drones as part of these conflicts, and Israel has responded with air force attacks. Nearby in the region, the fall of the Assad regime in Syria led Israel to conduct limited military operations targeting Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

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

We are a global company operating in a multi-currency environment. A substantial portion of our revenues is denominated in U.S. dollars, while a significant portion of our expenses, particularly the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS. Consequently, a decrease in the value of the U.S. dollar relative to the NIS, as has been recently experienced, directly increases our costs when expressed in U.S. dollars. This currency mismatch negatively affects our operating margins, profitability, and overall financial results. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations.  In addition, although our sales are denominated in U.S. Dollars, in certain territories (currently, China, Europe and Japan) our products’ prices may be denominated in local currencies, and much of our service income in these territories is denominated in local currencies. If there is a significant devaluation in the relevant local currencies in which we operate compared to the U.S. Dollar, we may be required to increase those prices and as a result our products and services may become less competitive.

Tariffs could have an adverse effect on economic conditions and financial markets.

The international environment in which we operate is affected by inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States. Over the course of 2025, the U.S. has continued to impose tariffs on imports from foreign countries, including China. These additional tariffs or any future tariffs or retaliation by another government against such tariffs or policies affects may affect global trade in our markets and have introduced significant uncertainty into our markets.

The application of increased tariffs or continuing uncertainty also may result in an increase to our costs of operation or otherwise limit our commercial opportunities. Any of these events could adversely affect our business, results of operations and financial condition.

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

As detailed above, due to the direct hostilities between Israel, Iran and other Iranian proxies, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. Since the escalation of the heated relationship with Iran, attackers associated with Iran have led a wave of cyberattacks against Isareli public institutions as well as private companies.  As such, the risk of a cyberattack against our information technology systems and data security has become heightened.

We are subject to various regulations and standards relating to data privacy and security. Failure to comply with any applicable privacy, security or data protection laws, regulations, standards or other requirements could have an adverse effect on our business prospects, results of operations, and financial condition.

 The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. Comprehensive data protection laws, including the General Data Protection Regulation (“GDPR”), which imposes stricter obligations and provides for greater penalties for noncompliance. Additionally, laws in all 50 U.S. states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The California Privacy Rights Act, or the CPRA,  significantly modifies the CCPA, potentially resulting in further uncertainty as the California Privacy Protection Agency is still working to promulgate final rules. In addition, failure to comply with the Israeli Privacy Protection Law 1981 (the “PPL”) and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability.  In August 2025, a comprehensive amendment to the PPL became effective. This amendment enhanced the enforcement powers of the Israeli Privacy Protection Authority, granting it significant authority to impose administrative fines for non-compliance. The amendment also introduced broader oversight capabilities and mechanisms for monitoring adherence to privacy guidelines, thereby increasing compliance requirements for organizations handling personal data in Israel. As a result, there has been a noticeable increase in enforcement activity by the Privacy Protection Authority in this area.  Other pending legislation may result in a change to the current enforcement measures and sanctions. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could result in increased compliance costs and/or changes in business practices and policies. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

The use or anticipated use of new and evolving technologies, such as AI, by us or third parties may increase or create new operational risks.

We integrate, and expect to continue integrating, AI and other evolving technologies into our business operations to achieve potential benefits such as increased operational efficiencies. However, these technologies pose significant risks, including flawed or biased algorithms, insufficient or poor-quality data sets, and inappropriate data practices that could impair results. If AI-based analyses are or are perceived to be deficient, inaccurate, or biased, we could face competitive harm, legal liability, and reputational damage. The introduction and rapid evolution of AI may also result in enhanced compliance requirements, governmental or regulatory scrutiny, litigation, and confidentiality or security risks, requiring significant resources to ensure proper implementation in accordance with applicable laws and regulations. If improperly managed, increased reliance on AI could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Semiconductors and semiconductors equipment manufacturing is dependent on global supply chain of materials and components. Shortage in capacity of suppliers in face of growing demand or disruption to the global supply of electronic components, including integrated circuits, may have, an adverse effect on the lead-time for our components and increase in their prices.

The global demand for electronic components has experienced a sharp increase, with a growing number of industries dramatically increasing their demand and consumption. If we are unable to obtain components in a timely manner to fulfill our customers’ demand on technology and production capacity, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects. In the current highly competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. While we believe that we have sufficient inventory to fill our customers’ orders, our predictions may not correspond to our actual future needs and our suppliers and subcontractors cannot always supply such components and subsystems within a shorter than anticipated time frame; this concern is heightened due to the supply chain obstacles detailed above. Our inability to anticipate rapid market changes or the implications of the global components shortage may cause an increase of inventory which could result in material inventory write-offs, which we have incurred in the past, or may alternately limit our ability to satisfy customer orders, which could result in the loss of sales and could cause customers to seek products from our competitors. Additionally, since February 28, 2026, the war situation between Iran and Israel, the U.S., and other countries in the region has contributed to disruptions to regional air travel and to maritime traffic through critical routes, including increased risk and disruption around the Strait of Hormuz, and broader impacts on energy and freight markets. In addition, following the February 28, 2026 strikes, Houthi officials indicated an intent to resume missile and drone attacks against commercial shipping in and around the Red Sea and Gulf of Aden, which could lead to diversions, longer transit times, and higher shipping and insurance costs.  To date, we have successfully managed our supply chain, but if these factors continue or become more severe, they may have an adverse effect on our supply chain and on our ability to fulfill customer orders in a timely manner, which could in turn have an adverse effect on our position in the market and on our business and operations.

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

Our quarterly operating results have varied in the past and could continue to vary from quarter to quarter or from our expectations for any specific period in the future, as we cannot assure you that we will be able to maintain improving trends and convert our backlog into sales, profitability and positive operating cash flows. This complicates our planning processes, reduces the predictability of our earnings and subjects our stock to price and volume fluctuations. Period-to-period comparisons of our results of operations may not always provide indications of our future performance. Some of the factors that may influence our operating results include: global economic conditions and worldwide demand for electronic equipment; instability in the global markets and in the geopolitical environment that may lead to delays in shipments due to supply chain disruptions caused by geopolitical conflicts such as the changing security situation in the Middle East and past hostilities impacting maritime shipment in the Red Sea, and the ongoing conflict between Russia and Ukraine; changes in demand for our systems; changes made by customers to orders for our systems and/or installation schedules; product introductions and the market penetration period of new products; rapid shifts in industry capacity; the size, timing and shipment of substantial orders; timing of evaluation and qualification of our products by new customers; lack of visibility/low levels of backlog from the preceding quarter; product mixes; pricing of our products; timing of new product, upgrades or enhancements; level of operating expenses such as R&D expenses, agent commissions; fluctuations in interest rates; an outbreak of a contagious disease, which may cause us or our suppliers and/or customers to temporarily suspend our operations in the affected city or country; and our profitability may be seriously harmed by currency fluctuations because most of our revenues are generated in U.S. Dollars, but a significant portion of our expenses is incurred in currencies other than U.S. Dollars (mainly New Israeli Shekels). In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly operating results.

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

Compliance with environmental, social, governance, health, and other laws, regulations, and disclosure rules and potential liabilities could materially impact our business, results of operations and financial condition.

Due to our global operations, we must comply with certain international and domestic laws, disclosure requirements, export control regulations and restrictions which may expose our business to risks. In addition, our business is subject to numerous domestic laws and regulations designed to protect the environment, including with respect to discharges and management of hazardous substances, wastes and emissions and soil and ground water contamination. The failure to comply with current or future environmental requirements could expose us to criminal, civil and administrative charges and monetary liability. We believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Although we are not presently aware of any liability that could be material to our business, financial condition or operating results, due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future. A number of our customers have adopted, or may adopt, procurement policies that include environmental, social and governance responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. If we are unable to comply or are unable to cause our suppliers or contract manufacturers to comply, with such policies or provisions or meet the requirements of our customers and our investors, a customer may stop purchasing products from us, which could harm our reputation, revenue, and results of operations.

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

The Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) imposes certain duties on us and our executives and directors, including the requirements of Section 404 (Assessment of Internal Control), which requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. Our efforts to comply with such requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2025, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risk Factors Related to Our Ordinary Shares

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to raise funds successfully and may cause additional exposure for securities class action litigation.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future.  During the period from January 1, 2025 through March 4, 2026, the closing price of our ordinary shares ranged from $47.41 to $174.61 per share. The price volatility of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time or to plan purchases and sales in advance. A variety of factors may affect the market price and the trading volume of our ordinary shares, including: global economic conditions, which generally influence stock market prices and volume fluctuations, including as a result of the effects of inflation, interest rates and the current war between Russia and Ukraine; investors’ views of the attractiveness of our new products; changes in expectations as to our future financial performance and/or announcements of actual results that vary significantly from such expectations; the announcement by us or our competitors of corporate transactions, merger and acquisition activities or other similar events impacting our financial performance; changes in financial estimates by securities analysts; our earnings releases and the earnings releases of our competitors; market conditions relating to our customers’ industries; announcements of technological innovations or new products by us or our competitors; other announcements, whether by us or others, referring to our financial condition, results of operations and changes in strategy; large block transactions in our ordinary shares;  additions or departures of our key personnel; future offerings or sales of our ordinary shares; and announcements of significant claims or proceedings against us. Many of these factors are out of our control, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

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

As of March 5, 2026, Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”), beneficially hold in the aggregate 38.04% of our issued and outstanding ordinary shares. As a result of the voting agreement between Priortech and Chroma, according to which they vote together in Camtek’s shareholders meetings and therefore are deemed to be joint controlling shareholders of Camtek, they have the ability to influence the outcome of certain matters submitted to a vote of Camtek’s shareholders, including the election of members of its board of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. Mr. Rafi Amit, our Chief Executive Officer, and Mr. Yotam Stern, a member of our Board, hold, as of March 5, 2026, an aggregate of approximately 29.26% of the voting power at Priortech’s general meeting of shareholders, through a voting agreement with David Kishon, Itzhak Krell (deceased) (through Eyal Krell, Israel Shai Krell and Galit Drori Krell)¸ Haim Langmas (deceased), Zehava Wineberg (deceased) and Hanoch Feldstien (including the estates of the foregoing deceased founders, the “Priortech Founding Members”), governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves (the “Priortech Voting Agreement”), and as such may be deemed to control Priortech, together with the Priortech Founding Members. Messrs. Amit and Stern also hold various positions in Priortech and its affiliated companies, which may give rise to conflicts of interest. Mr. Amit, who serves as our Chief Executive Officer on a 90% position, acts as a member of Priortech’s board of directors and provides management services to Priortech on a 10% basis. Mr. Stern holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech. In addition, in the framework of the series of definitive agreements signed in February 2019, in which Chroma acquired ordinary shares from Priortech and additional new shares were issued to Chroma by Camtek, Leo Huang, the chairman of the board of directors and a controlling shareholder of Chroma, and I-Shih Tseng, a director and Business Unit President of Chroma, were appointed to serve as members of our board of directors, which may give rise to conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements concerning interested party transactions, including with respect to audit committee, board of directors and shareholder approvals (including the special majority requirement in appropriate cases), we cannot be certain that the possible conflicts of interest in any of these transactions and activities is fully eliminated. For more details regarding our senior management arrangements, see Item 6.B - “Compensation – Employment Agreements” below.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

There is a risk that we may be classified as a passive foreign investment company (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may generally cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of our total assets (generally determined on a quarterly basis) for the taxable year consist of assets that produce or are held for the production of passive income. Based on an analysis of our current income, assets, activities and market capitalization and expectations about our future, income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2025, and do not expect to be a PFIC for the current year or in the foreseeable future. However, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. This is a factual determination that must be made annually after the close of each taxable year. The value of our assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. If we were a PFIC at any time when a U.S. holder acquired or held our ordinary shares, such U.S. holder generally will be subject to the PFIC rules with respect to such ordinary shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information, please see Item 10.E below - “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company”.

Our ordinary shares are traded on more than one market and this may result in price variations.

In addition to being traded on the Nasdaq Global Market, our ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets take place in different currencies (U.S. Dollars on Nasdaq and NIS on TASE) and at different times (resulting from different time zones and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

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

As of the date hereof, the broader regional security environment remains unstable, as more fully elaborated in “The impact of regional instabilities and continued hostilities could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results” above.

In addition, there are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following ongoing efforts by countries, activists and organizations to boycott the State of Israel and related entities and companies. The foregoing efforts, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may adversely impact our ability to cooperate with research institutions and collaborate with other third parties. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the Company’s share price.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, generally until they reach the age of 45 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time, In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business. Furthermore, our Company’s insurance does not cover loss arising out of events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained.

Another risk for political, social and economic instability in Israel is associated with the extensive changes that began in early 2023 by the current Israeli government with respect to Israel’s judicial system. In response to such developments, individuals, organizations and financial institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors, and to attract or retain qualified and skilled “talents” and personnel. We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Moreover, after several credit rating downgrades in recent years, on November 7, 2025, S&P Global Ratings revised its outlook on Israel to “stable” from “negative”, while affirming the “A” rating. Despite this stabilization in outlook by S&P, other agencies, including Moody’s, continued to maintain a negative outlook as of late 2025, citing persistent exposure to geopolitical risks and a polarized political system.

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

We have received government grants from the Israel Innovation Authority (the “IIA”) for the financing of a portion of our research and development expenditures over the years. Although we repaid 100% of the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) and currently are not utilizing any Financed Know-How (as defined below), even following full repayment of any IIA grants (together with the applicable interest), and unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and the regulations promulgated there under (together, the “R&D Law”), with respect to technologies the development of which was financed by approved R&D program using financing from such grants (“Financed Know-How”). In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior consent may be given by the IIA subject to payment of increased royalties. Although as of the date of this Annual Report, no Financed Know-How is used or incorporated in our current or currently anticipated product lines, these restrictions and requirements for payment could in the future – if and as applicable – impair our ability to sell such Financed Know-How, or to outsource or transfer manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.  For more information regarding the above-mentioned and other restrictions imposed by the R&D Law and regarding grants received by us from the IIA (and the repayment thereof), see Item 4.B - “Business Overview – The Israel Innovation Authority” below.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. Further, it may be difficult for an investor to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our officers and directors reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. A judgement granted by US Courts may be enforced in Israel subject to various statutory requirements which are procedural in essence.

Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Exchange Act applicable to U.S. public companies, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of our highly compensated executives as well as disclosure of the compensation determination process; the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and the sections of the Exchange Act establishing insider liability for profit realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). On June 4, 2025, the SEC published a concept release inviting public comment on whether, and how, it should revise the definition of foreign private issuer in light of changes in the demographics of foreign private issuers in the years since the definition was originally adopted. As of the date of this Annual Report, changes to the foreign private issuer definition have not been enacted, however any such change, if applicable to us, could have significant implications on our ability to maintain our foreign private issuer status.

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

In February 2019, we signed a series of definitive agreements, referred to as the “Chroma Transaction”, in the framework of which Chroma acquired a total of 6,117,440 ordinary shares from Priortech at a price of $9.50 per share, and an additional 1,700,000 new shares were issued to Chroma by us, at the same price of $9.50 per share; as of March 5,2026, Chroma holds 16.79% of our ordinary shares, while Priortech holds 20.66% of our ordinary shares. The Chroma Transaction was closed in June, 19, 2019 (the “Chroma Closing Date”), following the occurrence of closing conditions defined therein, including the approval of the Chroma Transaction by our shareholders in our 2019 annual general meeting of shareholders, dated June 3, 2019 (the “2019 AGM”) as well as the grant of approvals by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC).

In addition, we entered into a Technological Cooperation Agreement with Chroma under which we granted Chroma a license for an application under our triangulation technology platform. In addition, Priortech and Chroma entered into a voting agreement according to which they vote together in our shareholders meetings and have joint control over us (the “Chroma Voting Agreement”). Under the Chroma Voting Agreement, Chroma is entitled to nominate individuals for two seats on our Board and Priortech is entitled to nominate three members. The remaining seats are held by two external directors. We also entered into a Second Amended and Restated Registration Rights Agreement with Priortech and Chroma, according to which Chroma is entitled to the same rights Priortech has with respect to registration of our shares (see Item 7.B. - “Related Party Transactions”).

In November 2020, we issued 4,025,000 ordinary shares in a public offering, which included the full exercise of the underwriters’ option to purchase 525,000 ordinary shares, at a price of $17.00 per share, raising $64.3 million net of underwriting discounts and commissions and other offering expenses. In November 2021, we closed an offering of $200 million aggregate principal amount of 0% Convertible Senior Notes due 2026 (“2026 Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, which included the full exercise of underwriters’ option to purchase an additional $25 million of the 2026 Convertible Notes, raising $194.5 million net of underwriting discounts and commissions and other offering expenses. Following the repurchase of a certain portion of the 2026 Convertible Notes, as described below, and the conversion of an additional portion of outstanding 2026 Convertible Notes, an aggregate amount of $63,000 of the 2026 Convertible Notes is outstanding as of March 4, 2026.

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

On September 11, 2025, we closed an offering of $500 million aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “2030 Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, which included the full exercise of underwriters’ option to purchase an additional $75 million of the 2030 Convertible Notes, raising $486.5 million net of underwriting discounts and commissions and other offering expenses, of which we used about $267.0 million to repurchase approximately $167.1 million principal amount of our existing 2026 Convertible Notes, with the remainder intended for general corporate purposes.

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

Semiconductors wafers are scanned under the advanced optic heads (2D Inspection and metrology and 3D metrology) in our systems, and advanced software and algorithms are implemented on the scanned and measured wafers data. As a result, our systems automatically detect and measure good dice and defected dice. Hence, the total end product quality is enhanced by ensuring that that quality of the products to be shipped to end-users. The systems are easy to operate and offer high accuracy and productivity in high volume manufacturing environments. These systems incorporate proprietary advanced image processing software and algorithms, as well as advanced electro‑optics and precision mechanics and are designed for easy operation and maintenance. Our global, direct customer support organization provides responsive, local pre- and post- sales support for our customers through our wholly owned subsidiaries located in 8 offices around the world.

On November 2023, Camtek completed the acquisition of FRT. FRT, headquartered in Bergisch Gladbach, Germany, is a leading supplier of high-precision metrology solutions for the Advanced Packaging and Silicon Carbide markets.

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

In the fast-growing advanced packaging market segment, which includes a wide variety of devices and technologies, new inspection and measurement steps become crucial to ensure a known-good-package. The bumps and hybrid bonding are becoming the main interface instead of the conventional wire bonding. There is a wide variety of bump types and sizes which are used for different packaging technologies. Camtek’s systems are equipped with state-of-the-art metrology and inspection capabilities designed to address many of those inspection and metrology steps, including bump height, die stack planarity, RDL dimensions and surface defects. These are examples of typical process steps where inspection and metrology are critical to ensure high quality products.

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

Another segment is the CMOS image sensors (“CIS”) used for cameras. With the growing number of cameras in each mobile phone and the increase in the number of pixels per each sensor and reduction in the size of each pixel, a high-resolution inspection is mandatory. Camtek has developed unique capabilities to address these requirements, and its systems are being used by the largest CIS manufacturers.

Compound semiconductors are undergoing a major expansion addressing many new applications and using various materials such SiC, GaN, GaAs and others, to improve the performance of new devices such as Power and Face Recognition applications. Compound semiconductors are also considered a key component in the manufacturing of Silicon Photonics. The compound semiconductors manufacturing process is unique and requires dedicated solutions for Inspection and Metrology. Compound Semiconductors have unique properties, including high temperature and heat resistance, enhanced frequency and faster operation, which are some of the key demands in various advanced applications such as the automotive, AI and mobile devices. Camtek’s offering includes the inspection of epitaxial layers, inner cracks within the epitaxial layer, surface topography, bow measurement, data analysis and more.

During the last couple of years, Camtek has widened its presence in the Back-end-of-Line (BEOL) of the Front End manufacturing process. Camtek’s tools and specifically the Hawk, provide a competitive product that can address the challenges of this market. This includes high-end inspection capabilities with defect size down to 150nm. Camtek has developed capabilities and technologies that are required in this market, such as, high resolution backside inspection, 360Scan and many others.

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

During 2026 we will offer our AI technology that includes inspection and automatic defects classification.

Customers

We target wafer manufacturers and companies involved in the testing, assembly and packaging of semiconductor devices.

Our customers are semiconductor manufacturers, among them outsourced semiconductor assembly and test (OSAT), integrated device manufacturers (IDMs) and wafer level packaging subcontractors. Our customers, many of whom have multiple facilities, are located throughout Asia, Europe and North America. In 2025, one customer accounted for 11% of total revenues. In 2024, three customers accounted for 15%, 10% and 10% of total revenues, respectively. In 2023, one customer accounted for 15% of total revenues. As of December 31, 2025, our installed base was over 3,000 systems.

The following table shows our revenues classified by geographical region for each of the last three years:

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (In thousands)
China	243,935	132,556	149,510
Asia Pacific	168,965	133,772	67,773
Korea	36,888	117,135	47,425
United States	28,836	29,282	41,118
Europe	17,448	16,489	9,549

Total	496,072	429,234	315,375

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

As of December 31, 2025, 315 of our employees were engaged in our worldwide marketing and support efforts, including support and marketing administration staff. Due to the concentration of customers in the Asia Pacific region, we have significantly expanded our marketing and support teams in this region.

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

Manufacturing

Our manufacturing activities at our facilities (Israel and Germany) consist primarily of final integration of our products and testing of customer applications. The tools assembly and power-up is done by our sub-contractors. The final integration process at our facilities generally lasts six to twelve weeks.

We rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We have increased our inventories and production capacity to meet our needs. During times of rapid increase in demand in the semiconductor fabrication industry, the delivery time of suppliers in this industry is extended. However, to date, we have been able to obtain sufficient components to meet our needs in a timely manner.

Our manufacturing facilities are located in Migdal Ha’Emek, Israel, and in Bergisch Gladbach, Germany.

The Israel Innovation Authority

We received grants from the IIA for several projects and may receive additional grants in the future. Although we repaid 100% of the amount of the grants (as adjusted for fluctuation in the USD/NIS exchange rate) and currently are not utilizing any Financed Know-How, even following full repayment of any IIA grants (together with the applicable interest), and unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the R&D Law with respect to Financed Know-How. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior consent may be given by the IIA subject to payment of increased royalties.

Under the terms of certain IIA plans, to the abovementioned royalties range between 3% to 6% (depending on the terms and conditions of the specific plan and the classification of the company), of the revenues generated from Financed Know-How (“IIA Products”), until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999 and until July 1, 2017; the interest applicable to grants received on or after July 1, 2017, and until January 1, 2024 is: (i) LIBOR interest until December 31, 2023, and (ii) thereafter, 12 months Term SOFR as published in the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, with the addition of 0.71513%; the interest applicable to grants received on or after January 1, 2024 is 12 months Term SOFR as published in the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel).

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

As noted above, as of December 31, 2025, we have repaid (including interest accrued by Camtek) all outstanding grant amounts to the IIA. As of the date of this Annual Report, no Financed Know-How is utilized in our current or currently anticipated activities.

Capital Expenditures

The following table shows our capital expenditures in fixed assets for the last three years:

	December 31,
	2025	2024	2023
	(U.S. Dollars in thousands)
Machinery and equipment*	8,511	8,719	8,155
Right of use (ROU) assets	3,042	7,035	2,573
Computer equipment and software	1,462	1,651	1,061
Building and leasehold improvements	9,326	4,149	2,974
Vehicles	-	37	34
Office furniture and equipment	111	247	111
Total	22,452	21,838	14,908

* including transfer of inventory to fixed assets in the aggregate of $4,783, $4,533, and $4,541 in 2025, 2024 and 2023, respectively.

Material Effects of Governmental Regulations

 The following EU directives, which represent the European standards required for placing products on the EU market, apply to our systems: Machinery Directive 2006/42/EC, Low Voltage Directive (LVD) 2014/35/EU, EMC Directive (EMC) 2014/30/EU, and RoHS2 Directive (RoHS2) 2011/65/EU. In addition, the following SEMI Standards, which define uniform safety and ergonomic requirements for semiconductor fabrication equipment manufacturers, apply to our systems: SEMI S2 (Environmental, Health and Safety Guidelines for Semiconductor Manufacturing Equipment) and SEMI S8 (Ergonomic Guidelines for Semiconductor Manufacturing Equipment). We ensure compliance with the above-mentioned regulatory requirements during the system design and development process, which is carried out in accordance with the Company’s certified management systems: ISO 9001:2015 (Quality Management), ISO 45001 (Occupational Health and Safety Management), and ISO 14001 (Environmental Management). Furthermore, all system modules undergo testing by accredited independent laboratories that verify and certify compliance with the applicable regulatory and safety requirements.

C.          Organizational Structure

Through its affiliated companies, one of our principal shareholders, Priortech, engages in various aspects of the electronic production, including, advance packaging designs for the semiconductor industry and advanced organic coreless substrate technology. As of March 5, 2026, Priortech holds 9,617,787 of our outstanding ordinary shares and is a party to the Chroma Voting Agreement. Under the Chroma Voting Agreement, Priortech is entitled to nominate three Board members. We have no revenues from sales to affiliates and subsidiaries of Priortech.

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

Our main office, manufacturing and research and development facilities are located in the Ramat Gavriel Industrial Zone of Migdal Ha’Emek in northern Israel. These facilities occupy 164,000 square feet of which 90,800 square feet are devoted to the manufacturing of our products. Our facilities in Germany occupy 15,200 square feet of which 7,000 square feet are devoted to the manufacturing of our products.

Our sales offices and demonstration centers, which we lease in various locations around the world, occupy an aggregate of approximately 68,500 square feet.

Item 4A.          Unresolved Staff Comments.

None.

Item 5              Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The following discussion does not address certain items in respect of our fiscal year ended December 31, 2024, in reliance on amendments to disclosure requirements adopted by the SEC. A discussion of our fiscal year ended December 31, 2024 may be found in “Item 5 – “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 19, 2025.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication industry, principally based on our Inspection and Metrology core technology; see in Item 4.B “Business Overview - Our Business” above.

We sell our systems internationally. The majority of sales of our systems in 2025 were to manufacturers in the Asia Pacific region, including South Korea, China, Taiwan and South East Asia, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers.

In the year ended December 31, 2025, our sales in the Asia Pacific region (mostly China, Taiwan and South Korea) accounted for approximately 91% of our total revenues.

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

Critical Accounting Policies and Estimates

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates , including those related to stand alone pricing, allowance for doubtful debts, slow moving inventories, and valuation allowance on deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are regularly reviewed by management on an ongoing basis at the end of each quarter prior to the public release of our financial results.

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

Stand alone pricing. The Company’s contracts with its customers include performance obligations to provide its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty) as well as installation, both of which are considered separate performance obligations.

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

In the years 2025 and 2024 we wrote-off inventory in the amount of approximately $3.7 million and $4.3 million, respectively which were related to damaged, obsolete, excess and slow-moving inventory. These amounts are included in the item line called “Cost of revenues” in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. Inventory that is not expected to be converted or consumed in 2025 is classified as non-current. As of December 31, 2025, a $15.6 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall. Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of December 31, 2025. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

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

Comparison of Period-to-Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year Ended December 31,
	2025	2024
Total Revenues	100.00%	100.00%
Total cost of revenues	49.54%	51.09%
Gross profit	50.46%	48.91%
Operating expenses:
Research and development expenses	9.75%	8.92%
Selling, general and administrative expenses..	14.87%	14.82%
Total operating expenses	24.62%	23.74%
Operating profit	25.84%	25.18%
Financial income , net	5.05%	5.40%
Other expenses	20.35%	-
Income tax expenses	(0.33)%	(2.96)%
Net income	10.22	27.61%

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

Revenues. Revenues increased by 16% to $496.1 million in 2025 from $429.2 million in 2024, due primarily to an increase in the average selling price of the product units sold. This is the result of the impact of the Hawk and Eagle G5 systems which were launched in February 2025 and September 2024, respectively.

The strengthening of the Israeli shekel against the US dollar led to higher shekel-denominated expenses, which negatively impacted profitability.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $250.3 million in 2025 from $210.0 million in 2024, an increase of 40.4 million, or 19%. Our gross margin increased to 50.5% in 2025, compared to a gross margin of 48.9% in 2024, mainly as a result of economies of scale from increased sales and mix of products sold, partially offset by negative impact of shekel dominated costs.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2025 increased by $10.1 to $48.3 million from $38.3 million in 2024 due to higher investment in new products and technologies, as well as an increase in headcount, and higher shekel-denominated expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by $10.2 to $73.8 million in 2025 from $63.6 million in 2024, mainly due to increased salary expenses and professional services. Our sales commissions increased due to increased sales volume, and our shipping expenses were impacted by the war between Israel and Iran in June 2025.

Financial Income, Net. We had net financial income of $25.1 million in 2025 compared to $23.2 million in 2024. The increase is from interest on higher balances of cash and cash equivalents, deposits and marketable securities (see B. Liquidity and Capital Resources, below). This is offset by foreign currency expense, net, resulting from revaluation of balance sheet items not denominated in U.S. Dollars amounted to $1.1 million in 2025 compared to income of $0 million in 2024.

Other Expenses. We recorded other expenses of $100.9 million in 2025 resulting from the repurchase of the 2026 Convertible Notes.

Provision for Income Taxes. Income tax expense was $1.6 million in 2025, a decrease of $11.1 million from the $12.7 million expense in 2024, mainly resulting from tax benefits that recorded with respect to the repurchase of the Convertible notes capital loss.

Net Income. We realized net income of $50.7 million in 2025 compared to net income of $118.5 million in 2024, due to the other expenses, offset by the increase in operating income.

B.          Liquidity and Capital Resources

At December 31, 2025, our cash and cash equivalent deposit and marketable securities balances totaled approximately $851.1 million compared to approximately $501.2 million at December 31, 2024. The year-to-year increase in cash and cash equivalents and deposits results from the issue of the 2030 Convertible Note and positive operating cash flow, offset by the repurchase of the 2026 Convertible Notes. Our cash is invested in bank deposits spread among several banks, primarily in Israel and in international bonds.

Our working capital was approximately $789.6 million in 2025 and $496.1 million in 2024. The increase is mainly attributed to increased cash and cash equivalents, deposits and marketable securities.

Our capital expenditures during 2025 were approximately $22.5 million, mainly to increase our production capacity and to support our R&D, operations and IT activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the years ended December 31, 2025 and 2024 totaled $141.9 million and $122.2 million, respectively.

During 2025 and 2024, cash provided by operating activities was primarily attributed to net income.

Cash flow from investing activities

Cash flow used in investing activities in 2025 was $310.3 million, due to investment in marketable securities, short- and long-term deposits and fixed and intangible assets. Cash flow used in investing activities in 2024 was $55.9 million, due to investment in short-term deposits and fixed and intangible assets.

Cash flow from financing activities

Cash flow provided by financing activities in 2025 was $219.0 million, due to the issuance of the 2030 Convertible Notes, offset by the repurchase of the 2026 Convertible Notes. Cash flow used in financing activities in 2024 was $60.0 million due to a dividend payment.

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

As of December 31, 2025, we had 193 employees engaged in R&D, 163 of whom are based in our headquarters in Israel and 30 in our facilities in Germany. We also use subcontractors for the development of some of the hardware components of our systems. Our R&D expenses were $48.3 million and $38.3 million for the years ended December 31, 2025 and 2024, respectively, representing 9.7% and 8.9% of the total revenues for the years then ended.

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

D.          Trend Information

The OECD has forecasted the world GDP global growth slowing  from 3.2% in 2025 to 2.9% in 2026. See "Item 3D. Risk Factors" above. The semiconductor industry will probably be influenced by weakness or uncertainties in global economic conditions. According to SEMI organization, the global total semiconductor equipment sales forecast to reach a record of $145 billion in 2026. Wafer Fab Equipment segment sales are projected reach $135.2 billion, a 9.0% increase from 2025. See "Item 3D. Risk Factors - Risk Factors Related to Our Business and Our Markets – Our business could be materially disrupted by negative effects on the semiconductor industry, including as a result of economic, political, legal, regulatory and other changes, in the global or local markets in which we operate.” For specific trend information regarding the markets in which we operate see Item 4.B - “Business Overview - Our Markets” above.

E.          Critical Accounting Estimates

See Item 5.A “Operating Results – Critical Accounting Policies and Estimates.”

Item 6.	Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table lists the name, age and position of each of our current directors and senior management:

Name	Age	Title
Rafi Amit	77	Director and Chief Executive Officer
Lior Aviram	63	Director, Executive Chairman of the Board of Directors
Moty Ben-Arie	71	Director, Lead Independent Director
Orit Stav	55	Director
Yotam Stern	73	Director
Leo Huang	72	Director
I-Shih Tseng	64	Director
Yael Andorn	55	Director*
Yosi Shacham-Diamand	72	Director*
Moshe Eisenberg	59	Chief Financial Officer
Ramy Langer	72	Chief Operating Officer
Orit Geva Dvash	54	Vice President - Human Resources

* Ms. Yael Andorn and Prof. Yosi Shacham-Diamand serve as our external directors (as such term is defined under the Companies Law) since October 2018.

Set forth below is a biographical summary of each of the above-named directors and senior management.

Rafi Amit, a founder of Camtek, has served as our Chief Executive Officer since January 2014, and previously as our Chairman of the Board of Directors from the 2019 AGM until December 31, 2022. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988 until February 2025. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit also served as a director in P.C.B. Technologies Ltd. between 2004 and 2019. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Lior Aviram has served as our Executive Chairman of the Board since June 1, 2025, bringing extensive experience across the Israeli and global M&A in technology sectors, deep familiarity with semiconductor markets, international capital markets, and governance best practices, risk management, and long‑term value creation for shareholders. Previously, Mr. Aviram was the managing partner of Shibolet & Co. Law Firm, one of Israel’s most reputable law firms. Mr. Aviram served as a partner from 1994, as the Head of the High-Tech Practice from 1999 until 2021 focused his legal career on securities laws, corporate and M&A of Israeli and global technology companies, and as the firm’s managing partner beginning in 2016, stepping down from such position to commence his role as our Executive Chairman. Mr. Aviram served as a board member of Hanita Lenses Ltd. (private company) since 2022 until 2025, and as a member of the board of directors of TerraLex international legal network from 2021 to 2025, and of Partners & Co from 2022 to 2024. Mr. Aviram holds an LL.B. degree cum laude from Tel Aviv University.

Moty Ben-Arie served as our Chairman of the Board from January 1, 2023 to June 1, 2025 and since then is serving a Lead independent Director of the Board. From March 2017 until the 2019 AGM, Mr. Ben-Arie also served as our Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and served as the Chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds an MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Yotam Stern has served on our Board of Directors since 1987. From May 2009 until August 2010, Mr. Stern served as the Chairman of the Board of Directors and from 2001 until 2012, Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. Mr. Stern also served as a director in P.C.B. Technologies Ltd. between 1993 and 2019, and as its CEO between 2012 and 2018. Mr. Stern has been serving as a director in Access Semiconductor Co., Ltd. since 2025. He holds a B.A. in Economics from Hebrew University of Jerusalem.

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

Arrangements Involving Directors and Senior Management

In accordance with the terms of the Chroma Voting Agreement, at the 2019 AGM Mr. Leo Huang and Mr. I-Shih Tseng were first appointed for service as our directors (see Item 4.A. – “History and Development of the Company”).

Except for the Chroma Voting Agreement, there are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Section A (Directors and Senior Management).

B.          Compensation

Aggregate Executive Compensation

The aggregate remuneration paid by us for the year ended December 31, 2025, to all persons listed in Section A (Directors and Senior Management) above, was approximately 6.4 million. This sum includes 0.2 million paid to provide pension, retirement or similar benefits, amounts expended by us for automobiles made available to all our executive officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan which includes our executive officers. The plan is based on our overall performance, and individual performance. Up to 50% of the performance objectives of our executive officers may be qualitative, provided that with respect to our Chief Executive Officer and the Executive Chairman such portion shall not exceed three monthly base salaries. The measurable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, operating or net income and collection. The plan for our executive officers is reviewed and approved annually by our Audit Committee (in its capacity as our Compensation Committee) and Board of Directors, as is any bonus payment to an executive officer made under such plan (provided that with respect to the bonus plan for our CEO we also obtain shareholder approval – see in Item 6.B - “Compensation – Employment Agreements” below).

We compensate our independent directors for serving on our Board of Directors by payment of cash fees in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), reimbursement for expenses and the award of share options or RSUs. Priortech’s and Chroma’s representatives on our Board do not receive compensation for their service as our directors. See Item 6.C “Board Practices - Remuneration of Directors” below.

Individual Compensation of Covered Office Holders

The table below presents the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law; see Item 6.C - “Board Practices – External Directors – Qualification” below) during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”. All amounts specified below are in terms of cost to the Company, as recorded in our financial statements.

Name and Principal Position (1)	Salary Cost (USD) (2)	Bonus (USD) (3)	Equity-Based Compensation (USD) (4)	Other (USD) (5)	Total (USD)
Rafi Amit – Chief Executive Officer	375,760	546,092	1,111,503	170,838	2,204,192
Ramy Langer - Chief Operating Officer	383,392	268,121	645,721		1,297,235
Moshe Eisenberg - Chief Financial Officer	342,080	225,638	507,040		1,074,758
Orit Geva-Dvash - Vice President, Human Resources	257,755	86,743	235,940		580,438
Lior Aviram - Executive Chairman of the Board of Directors	243,465	0	261,150		504,615
Total	1,602,452	1,126,594	2,761,354	170,838	5,661,237

(1)
All Covered Office Holders are employed on a full-time (100%) basis, except for: (i) Mr. Amit who dedicates 90% of his time to his role as our Chief Executive Officer; and (ii) Mr. Aviram who dedicates the majority of his business time to his role as Executive Chairman of the Board of Directors.

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

(4)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2025, for each Covered Office Holder, based on the options’ fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation.

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

With respect to our Executive Chairman of the Board of Directors, who was appointed effective June 1, 2025, Mr. Aviram devotes the majority of his business time to the Company and its ongoing strategic initiatives.  In connection with his appointment and in accordance with the Companies Law and our Compensation Policy (as amended and approved by our shareholders at our 2025 annual general meeting of shareholders, held on April 29, 2025, the “2025 AGM”), our Compensation Committee, Board of Directors and shareholders approved Mr. Aviram’s compensation terms. Under his employment terms, Mr. Aviram’s compensation includes: (i) an annual base salary; (ii) an annual performance-based cash bonus; and (iii) annual equity-based compensation. Mr. Aviram is not entitled to any additional annual or participation fees in connection with his tenure as an executive member of our Board, other than as specifically approved in connection with his Executive Chairman role. Mr. Aviram is entitled to a gross annual base salary of NIS 967,000 (approximately US$314,983, based on the Exchange Ratio (as defined below)), excluding social benefits and customary fringe benefits.

Pursuant to our Compensation Policy, Mr. Aviram’s annual on-target cash bonus is capped at 100% of his annual base salary and is conditioned upon his performance measured against criteria pre-determined by our Compensation Committee and Board of Directors with respect to the applicable year.

In addition, pursuant to our Compensation Policy, the annual equity value granted to Mr. Aviram is subject to a cap equal to 400% of his annual base salary and at least 50% of such equity award shall be subject to performance-based vesting.

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

General Board Practices

Our Articles provide that our Board of Directors shall consist of not less than five and not more than ten directors, including the external directors. Currently, our Board consists of nine members. According to the Chroma Voting Agreement (see Item 4.A. – “History and Development of the Company”), Chroma is entitled to nominate two members, and Priortech is entitled to nominate three members, to the Company’s Board. Chroma’s current nominees are Leo Huang and I-Shih Tseng, and Priortech’s nominees are Rafi Amit and Yotam Stern. At the 2025 AGM, following the recommendation of our Nomination Committee and Board of Directors, Mr. Lior Aviram was elected as a director of the Company and was appointed as the Executive Chairman of the Board of Directors, and each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, Leo Huang, I-Shih Tseng and Orit Stav were re-appointed for service as our directors. All directors were appointed following the recommendation by the Company’s Nomination Committee, and each of our directors (other than the external directors) is serving an approximately one-year term, which is due to expire at our 2026 annual general meeting of shareholders (the “2026 AGM”).

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

Seven of our nine members of the Board - Mses. Yael Andorn and Orit Stav and Messrs. Yotam Stern, I -Shih Tseng, Leo Huang, Yosi Shacham-Diamand and Moty Ben Arie - qualify as independent directors under the Nasdaq Rules. Four of our nine members of the Board - Mses. Yael Andorn and Orit Stav and Messrs. Yosi Shacham-Diamand and Moty Ben Arie - qualify as independent directors under the Companies Law.

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

As consideration for their service as directors and their participation in each meeting of the Board or Board’s committees, we pay each of our external and independent directors (all Board members except for Messrs. Amit, Aviram, Stern, Huang and Tseng) a fixed annual fee, a fixed participation fee and reimbursement of expenses in the following amounts: NIS 145,770 (approximately $47,426)) (based on the NIS/USD exchange ratio as published by the Bank of Israel on March 2, 2026 (the “Exchange Ratio”)  as annual fee, NIS 4,380 (approximately $1,425 based on the Exchange Ratio) as in-person participation fee, NIS 2,628 (approximately $855 based on the Exchange Ratio) for conference call participation and NIS 2,190 (approximately $712 based on the Exchange Ratio ) for each written resolutions. As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, and the maximum amounts of such fees as set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations. The above-mentioned cash remuneration is in line with the Company’s Executives & Directors Compensation Policy (the “Compensation Policy”), according to which each of the Company’s non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees. Messrs. Amit, Stern, Huang and Tseng do not receive any payment with respect to their service as our directors.

At the 2024 AGM, our shareholders approved an annual equity award mechanism for our directors, pursuant to which, each of our directors who are not classified as controlling shareholders, either currently serving or as shall be appointed from time to time (“ Eligible Directors”), will be entitled to a fixed annual equity award, comprised of an equal mix between options to purchase Shares at an exercise price equal to the average closing price per Share as quoted on the Nasdaq Stock Market during the 30 consecutive calendar days preceding the date of grant, and RSUs, bearing an annual value of $75,000 for our Eligible Directors (the “Annual Equity Award”).

See Item 6.B - “Compensation – Employment Agreements” above with respect to the Compensation of Lior Aviram, our Executive Chairman of the Board.

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

Our Audit Committee. The members of our Audit Committee are Mses. Yael Andorn, Orit Stav, Mr. Yosi Shacham-Diamand and Moty Ben-Arie, all of whom are independent directors in accordance with Nasdaq Rules and meet the independence criteria set forth in the Companies Law. Ms. Andorn is the Chairperson of our Audit Committee and qualifies as its audit committee financial expert.

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

We maintain a compensation policy for our office holders, which was most recently approved by our shareholders at the 2024 AGM and was amended at the 2025 AGM. The following is a brief overview of the main terms included in the Compensation Policy:

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

Annual Cash Bonus

On Target Cash Plan: Under the Compensation Policy, Executives’ On Target Cash Plan shall be calculated based on each Executive’s annual Base Salary, so that the On Target Cash Plan of Executives other than the CEO and the Executive Chairman of the Board shall be capped at 75% of such Executives’ annual Base Salary, and the CEO’s and the Executive Chairman of the Board On Target Cash Plan shall be capped at 100% of his or her annual Base Salary.

On Target Bonus Cap: Under the Compensation Policy, the actual Cash Plan payment to all Executives (including the CEO and the Executive Chairman of the Board) shall be capped at 200% of the Executive’s On Target Cash Plan.

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

Equity Based Compensation

Under the Compensation Policy, the total yearly Equity Value granted to an Executive shall not exceed (i) with respect to the CEO and the Executive Chairman of the Board - 400% of his annual Base Salary; and (ii) with respect to all other Executives, 300% of such Executive’s annual Base Salary, provided that at least 50% of the equity based components granted to each Executive (including the CEO) shall be subject to performance-based vesting.

Directors Compensation

The Compensation Policy provides for general guidelines with respect to the Company’s non-executive and non-controlling directors’ remuneration, pursuant to which, in line with the current compensation policy, directors’ remuneration shall be comprised of cash compensation which includes annual fee and meeting participation fee as shall be determined in accordance with the provisions of the Companies Law, as well as equity based compensation, the annual value of which shall be capped at $100,000 for all non-executive directors.

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

Clawback Policy

At our 2023 annual general meeting of shareholders (the “2023 AGM”), following the approvals of the Compensation Committee and Board of Directors, we amended Part II (Executive Compensation, Section 12 (Clawback Policy)) of the Compensation Policy, to provide that the Company has adopted a clawback policy as contemplated pursuant to Rule 10D-1 under the Exchange Act (the “Clawback Policy”), to recover any excess incentive-based compensation from current and former officers after an accounting restatement, effective as of October 2, 2023. In addition, the Compensation Committee and the Board of Directors may apply this Clawback Policy to persons who are not officers. Under the Clawback Policy, in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Compensation Committee and the Board of Directors administer the Company’s Clawback Policy and have sole discretion to determine how to seek recovery under the policy and may forgo recovery if both determine that recovery would be impracticable.  The Clawback Policy is filed as an exhibit to this Annual Report.

Additional Provisions

The Compensation Policy includes additional provisions, including with respect to the following: separation package; relocation compensation; special circumstances cash incentive; indemnification and exemption; and deviation from policy caps.

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

We currently hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders, including our directors. This policy was approved by our Compensation Committee on November 9, 2025, and is effective until April 30, 2027.

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

At the 2023 AGM, following the approvals of the Compensation Committee and the Board of Directors held on October 12, 2023, we have approved the grant of the indemnification and exemption letter to each of Messrs. Amit, Stern and Huang for an additional period of three (3) years.

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

D.	Employees

Employees

The following table sets forth the number of our employees engaged in the specified activities at the end of each of the years 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Executive management	5	4	4
Research and development	193	174	151
Sales support	216	191	156
Sales and marketing	99	92	91
Administration	69	67	57
Operations	127	128	106
Total	709	656	565

The following table sets forth the number of our employees located in the following geographic regions at the end of each of the years 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Israel	348	331	287
Abroad	361	325	278
Total	709	656	565

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

E.          Share Ownership. To be updated by Camtek finance

The following table sets forth certain information with respect to the beneficial ownership of our outstanding ordinary shares by our directors and senior management.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. All ordinary shares subject to options exercisable into ordinary shares and RSUs that will vest, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options and RSUs for the purpose of computing the number of shares beneficially owned by such person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The percentage of beneficial ownership is based upon 46,548,607ordinary shares outstanding as of March 5, 2026.

Name	Total Beneficial Ownership	Percentage
Rafi Amit(1)	34,128	*
Lior Aviram(2)	-	*
Moty Ben- Arie(3)	3,398	*
Orit Stav(6)	7,125	*
Yotam Stern(4)	-	*
Leo Huang (5)	-	*
I-Shih Tseng	-	*
Yael Andorn(6)	7,125	*
Yosi Shacham-Diamand(7)	12,466	*
Moshe Eisenberg(8)	7,932	*
Ramy Langer(9)	7,921	*
Orit Geva Dvash(10)	4,565	*
*Beneficially owns less than 1%

*Beneficially owns less than 1%

(1)
Includes (i) 25,282 ordinary shares; and (ii) 8,546 RSUs that vest within 60 days of the date of the table. Does not include 30,640 RSUs that do not vest within 60 days of the date of the table. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased) (through Eyal Krell, Israel Shai Krell and Galit Drori Krell), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech. Mr. Amit disclaims beneficial ownership of the shares held by Priortech. See Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders – Beneficial Ownership” below.

(2)	Does not include 26,774 RSUs that do not vest within 60 days of the date of the table.

(3)
Includes (i) 1,009 ordinary shares; and (ii) fully vested options to purchase 4,056 ordinary shares, at an exercise price of $63.51– 81.28   per share, which expire by September 2031. Does not include (i) options to purchase 1,095 ordinary shares which fully vest at the 2026 AGM, at an exercise price of $59.76 per share, which expire in April 2032 and (ii) 628 RSUs that do not vest within 60 days of the date of the table.

(4)
Mr. Stern does not directly own any of our ordinary shares. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech Ltd., Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased) (through Eyal Krell, Israel Shai Krell and Galit Drori Krell), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech. Mr. Stern disclaims beneficial ownership of the shares held by Priortech. See Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders – Beneficial Ownership” below.

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

(6)
Includes (i) 1,437 ordinary shares; and (ii) fully vested options to purchase 5,188 ordinary shares, at an exercise price of $22.63-81.28 per share, which expire by September 2031. Does not include (i) options to purchase 1,095 ordinary shares which fully vest at the 2026 AGM, at an exercise price of $59.76 per share, which expire in April, 2032; and (ii) 628 RSUs that do not vest within 60 days of the date of the table.

(7)
Includes (i) 5,852 ordinary shares; and (ii) fully vested options to purchase 6,614 ordinary shares, at an exercise price of $22.63-81.28 per share, which expire by September, 2031 . Does not include (i) options to purchase 1,095 ordinary shares which fully vest at the 2026 AGM, at an exercise price of $59.76 per share, which expire in April, 2032; and (ii) 628 RSUs that do not vest within 60 days of the date of the table.

(8)	Includes (i) 4,038 ordinary shares; and (ii) 3,894 RSUs that vest within 60 days of the date of the table. Does not include 14,108 RSUs that do not vest within 60 days of the date of the table.

(9)	Includes (i) 3,085 ordinary shares; and (ii) 4,836 RSUs that vest within 60 days of the date of the table. Does not include 17,674 RSUs that do not vest within 60 days of the date of the table.

(10)	Includes (i) 3,365 ordinary shares; and (ii) 1,200 RSUs that vest within 60 days of the date of the table. Does not include 5,081 RSUs that do not vest within 60 days of the date of the table.

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

2018 Plan

General. As of December 31, 2025, 671,306 Awards were outstanding under the 2018 Plan.

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

Item 7.          Major Shareholders and Related Party Transactions.

A.          Major Shareholders.

The following table provides information regarding the beneficial ownership of our ordinary shares as of March 4, 2026, held by each person or entity who beneficially owns more than 5% of our outstanding ordinary shares. None of these shareholders has different voting rights than any of the Company’s other shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the person named in the table below has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 46,548,607ordinary shares outstanding as of March 5, 2026.

	Number of Ordinary Shares*	Percentage
Priortech Ltd. (1)	9,617,787	20.66%
Chroma ATE Inc. (2)	7,817,440	16.79%
Wastach Advisors LP (3)	3,167,997	6.80%
Harel Insurance Investments & Financial Services Ltd. (4)	2,410,045	5.3%
Migdal Insurance & Financial Holdings Ltd (5)	2,332,037	5.09%

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

(3)
Based on the Schedule 13G/A filed by Wasatch Advisors LP (“Wasatch”) on February 10, 2026, which presented ownership as of December 31, 2025. The 3,167,997 Ordinary Shares reported under such Schedule 13G/A by Wasatch are beneficially owned by Wasatch. The address of Wasatch provided in its Schedule 13G/A is 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States.

(4)
Based on the Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) on December 23, 2025, which presented ownership as of December 19, 2025. Of the 2,410,045 Ordinary Shares reported as beneficially owned, (i) 2,350,934 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 40,184 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 18,927 Ordinary Shares are beneficially held for Harel’s own account. The Schedule 13G provides that Harel shall not be construed as admitting that it is the beneficial owner of more than 18,927 Ordinary Shares.  The address of Harel provided in its Schedule 13G is 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(5)
Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on February 17, 2026, which presented ownership as of December 31, 2025. Of the 2,332,037 Ordinary Shares reported as beneficially owned, (i) 1,891,465 ordinary shares beneficially owned by Migdal Sal Domestic Equities; and (ii) 440,572 ordinary shares beneficially owned by Migdal Mutual Funds Ltd. The Schedule 13G provides that Harel shall not be construed as admitting that it is the beneficial owner of any of the Ordinary Shares covered by the Schedule 13G.  The address of Migdal provided in its Schedule 13G is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

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

Employment Agreement with Mr. Lior Aviram

 For a description of the employment agreement with our Executive Chairman of the Board, Mr. Lior Aviram, see Item 6.B - “Compensation – Employment Agreements” above.

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

C.          Material Contracts.

On September 11, 2025, the Company entered into a purchase agreement (the “Purchase Agreement”) with the representatives of the initial purchasers named therein (collectively, the “Initial Purchasers”), pursuant to which the Company agreed to sell $425,000,000 aggregate principal amount of its 0.00% convertible senior notes due 2030 (the “Initial Convertible Notes”) in a private placement pursuant to Rule 144A under the Securities Act. The Company also agreed to grant a 13-day option to the Initial Purchasers to purchase all or part of an additional $75,000,000 aggregate principal amount of its 0.00% convertible senior notes due 2030 (the “Additional Notes”), which has been exercised in full. The Purchase Agreement includes customary representations, warranties and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchasers against certain liabilities and contribute to payments which the Initial Purchasers may be required to make in respect of any such liabilities.

On September 16, 2025, the Company closed its offering of $425,000,000 aggregate principal amount of 0.00% Convertible Senior Notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, including $75,000,000 of Additional Notes pursuant to the Initial Purchasers’ exercise in full of their option to purchase Additional Notes, resulting in a total aggregate principal amount of $500,000,000 (“2030 Convertible Notes”).

The sale of the 2030 Convertible Notes closed on September 16, 2025. The 2030 Convertible Notes were issued pursuant to an indenture, dated September 16, 2025 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee.  The Notes will not bear regular interest, and the principal amount of the Notes will not accrete.

The 2030 Convertible Notes are convertible based upon an initial conversion rate of 9.1455 of the Company’s ordinary shares, nominal (par) value of NIS 0.01 per share, per $1,000 principal amount of the Notes (equivalent to a conversion price of approximately $109.34 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or redemption, as the case may be.

The 2030 Convertible Notes will mature on September 15, 2030, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding June 15, 2030, a holder may convert its Notes only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2025 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of 2030 Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if the Company calls the 2030 Convertible Notes for redemption in certain circumstances, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after June 15, 2030, until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert its 2030 Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may redeem for cash (1) all of the 2030 Convertible Notes at any time on or prior to the 40th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the 2030 Convertible Notes, at any time, and from time to time, on or after September 20, 2028, and on or before the 40th scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if the last reported sale price per ordinary share has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. For any 2030 Convertible Notes the Company redeems, the Company will pay a redemption price equal to the principal amount of the 2030 Convertible Notes redeemed (plus accrued and unpaid special interest, if any is payable at the time). Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their 2030 Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2030 Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any is payable at that time.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2030 Convertible Notes then outstanding may declare the entire principal amount of all the 2030 Convertible Notes plus accrued and unpaid special interest, if any, to be immediately due and payable.

The 2030 Convertible Notes are the Company’s senior unsecured obligations and rank senior in right of payment to any of the Company’s unsecured indebtedness that is expressly subordinated in right of payment to the 2030 Convertible Notes; equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, including the Company’s 0% 2026 Convertible Notes (the “Existing Notes”); effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries. A copy of the Indenture and the form of the 2030 Convertible Notes are attached hereto as Exhibits 4.1 and 4.2, respectively, and are incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Indenture and the form of the 2030 Convertible Notes.

The net proceeds from the sale of the Notes were approximately $486.5 million, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company. The Company used approximately $267.0 million of the net proceeds to repurchase approximately $167.1 million aggregate principal amount of the 2026 Convertible Notes on terms negotiated with each holder contemporaneously with the pricing of the Notes pursuant to one or more separate and individually negotiated transactions entered with one or more holders of the 2026 Convertible Notes. The Company intends to use the remainder of the net proceeds for general corporate purposes, including, but not limited to potential acquisitions, working capital, capital expenditures, investments, and research and development.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if, after applying certain look through rules, either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (generally determined on the basis of a quarterly average) of our assets in a taxable year consist of assets that produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. Based on an analysis of our current assets, activities, market capitalization and income and expectations about our future assets, activities, market capitalization and income, we believe that we were not a PFIC for our taxable year ended December 31, 2025. We currently expect that we will not be a PFIC in 2025 or in the foreseeable future. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non‑passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2026 or in a future taxable year. No assurance can be given that the IRS or a court of law will accept our position that we are not a PFIC, and there is a risk that the IRS or a court of law could determine that we are a PFIC.

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

General Corporate Tax Structure

The regular corporate tax rate applicable in 2025 and 2024 is [23%]

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

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2017	7.5%	16%	24%
2018	7.5%	16%	23%
2019	7.5%	16%	23%
2020	7.5%	16%	23%
2021	7.5%	16%	23%
2022	7.5%	16%	23%
2023	7.5%	16%	23%
2024	7.5%	16%	23%
2025	7.5%	16%	23%
2026	7.5%	16%	23%

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

In summary, as of 2026, the applicable tax rates are as follows:

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

Net Operating Loss Carry forwards

As of December 31, 2025, the Company did not have a net operating loss carry forward, or NOL, for Israeli tax purposes.

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

Withholding Taxes

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate ([23%] in 2025 and thereafter) for corporations.

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

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 721,560 in 2025), which amount is linked to the Israeli consumer price index (according to the latest legislative acts, such linkage will be freeze for the years 2025-2027).

In addition to the above, as of January 1, 2025, individuals whose taxable income from capital sources (income from capital gains, dividends and interests) in the tax year exceeds the amount specified above (NIS 721,560 also in 2025), will be subject to an additional tax at a rate of 2% (5% in total), on the portion of their taxable income from capital sources that exceeds the amount above

F.          Dividends and Paying Agents.

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

Foreign Currency Rate Fluctuations Camtek finance to review

We are a global company that operates in a multi-currency environment. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. As a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility‑related costs, are incurred in NIS, an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars. During 2025, the value of the U.S. Dollar weakened against the NIS by 13%. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. We had no open hedging transactions as of December 31, 2025.

In our consolidated financial statements, transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income as part of financial expenses, net.

Our balance sheet exposures to fluctuations in the exchange rate between the U.S. Dollar and other currencies are primarily from NIS denominated balances. As of December 31, 2025, we had net liabilities of approximately $14.7 million, denominated in NIS. Any fluctuation in the exchange rate between the NIS and the U.S. dollar of 1% will cause us expenses or income of $147 thousand, in case of increase or decrease in rates, respectively.

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

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.         Controls and Procedures.

(a) Disclosure Controls and Procedures.

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to provide assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, with the participation of our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives.  Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, and based on this evaluation concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as of December 31, 2025, and concluded that such internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) is effective.

(c) Attestation Report of the Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by our principal accountant Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on page F-2 of this Annual Report.

(d) Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.        [Reserved]

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

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, and their KPMG affiliate firms, in U.S.$, for the years ended December 31, 2025, and 2024:

Fee Category	For 2025 Services Rendered	For 2024 Services Rendered
Audit Fees (1)	423,500	360,432
Tax Fees (2)	68,026	34,975

(1) Audit Fees: the audit fees for the year ended December 31, 2025 and 2024 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Tax Fees rendered during 2025 and 2024 by our auditor were for tax compliance and tax advice.

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

-
We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Camtek to hold its annual meetings of shareholders within twelve months of the end of a company’s fiscal year end. Instead, Camtek is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B – “Memorandum and Articles - Voting, Shareholders’ Meetings and Resolutions” above). Our 2025 AGM was held on April 29, 2025, therefore our 2026 AGM must be held by July 29, 2026. As a result of the amendment of our Articles of Association in the 2024 AGM, we follow the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3% to establish a quorum for any shareholders meeting.

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

Camtek Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2025

Camtek Ltd. and its subsidiaries

Financial Statements as at December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Camtek Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Provision Estimate

As discussed in Notes 2I and 5 to the consolidated financial statements, the inventory provision as of December 31, 2025 and 2024 were $3,703 thousand and $4,336 thousand, respectively. The Company estimates the inventory provision at the end of each period for damaged, obsolete, excess and slow-moving items in order for inventory to be presented at the lower of cost or net realizable value. In making this estimate, the Company periodically evaluates its inventory composition, giving consideration to factors such as changes in product demands due to uncertain industry-related market conditions and technological changes, the probability and timing of anticipated usage and the physical condition of the items. Presentation at net realizable value creates a new cost basis that is not subsequently marked up.

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

Tel Aviv, Israel

March 19, 2026

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets

		December 31,
		2025	2024
	Note	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	3	177,848	126,224
Short-term deposits	2F	411,450	231,000
Marketable securities	4,21	78,862	30,813
Trade accounts receivable, net	14	90,829	99,471
Inventories	5	112,202	111,204
Other current assets	6	25,804	21,347

Total current assets		896,995	620,059

Long-term deposits	7	-	26,000
Marketable securities	4,21	182,941	87,115
Long-term inventory	5	15,569	11,879
Deferred tax asset, net	19	12,933	3,090
Other assets, net		1,881	2,001
Property, plant and equipment, net	8, 2X	65,107	54,196
Intangible assets, net	9	10,062	13,357
Goodwill	2M	74,345	74,345

Total non-current assets		362,838	271,983

Total assets		1,259,833	892,042

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Balance Sheets (continued)

		December 31,
		2025	2024
	Note	U.S. Dollars (In thousands)

Liabilities and shareholder’s equity

Current liabilities
Trade accounts payable		33,676	46,630
Other current liabilities	10	73,749	77,280

Total current liabilities		107,425	123,910

Long-term liabilities
Deferred tax liabilities, net	19	1,261	5,606
Other long-term liabilities	11 ,13	14,311	15,366
Convertible notes	12	519,833	197,925
		535,405	218,897

Total liabilities		642,830	342,807

Commitments and contingencies	13

Shareholders’ equity	15
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2025 and 2024;
47,920,509 and 47,541,682 issued shares at December 31, 2025 and 2024, respectively;
45,828,133 and 45,449,306 shares outstanding at December 31, 2025 and 2024, respectively		178	177
Additional paid-in capital		231,892	214,931
Accumulated other comprehensive income		287	203
Retained earnings		386,544	335,822
		618,901	551,133
Treasury stock, at cost (2,092,376 shares as of December 31, 2025 and 2024)		(1,898)	(1,898)

Total shareholders' equity		617,003	549,235

Total liabilities and shareholders' equity		1,259,833	892,042

Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: March 19, 2026

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

		Year Ended December 31,
		2025	2024	2023
	Note	U.S. Dollars (In thousands)
Revenues	17, 18A	496,072	429,234	315,375
Cost of revenues		245,755	219,283	167,742

Gross profit		250,317	209,951	147,633

Operating expenses:
Research and development		48,345	38,287	31,470
Selling, general and administrative	18B	73,769	63,595	50,751

Total operating expenses		122,114	101,882	82,221

Operating profit		128,203	108,069	65,412

Financial income, net	18C	25,064	23,169	22,218
Other expenses	12A	(100,932)	-	-

Income before income tax expense		52,335	131,238	87,630

Income tax expense	19	(1,613)	(12,723)	(8,998)

Net income		50,722	118,515	78,632

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Income

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars
Earnings per share information (see Note 16):
Basic net earnings per share	1.11	2.62	1.76

Diluted net earnings per share	1.04	2.42	1.63

Weighted average number of
ordinary shares outstanding (in thousands):

Basic	45,703	45,279	44,725

Diluted	49,970	49,369	48,863

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (in thousands)

Net income	50,722	118,515	78,632
Other comprehensive income, net of tax:
Change in net unrealized gains (loss) on available-for-sale marketable securities	1,181	(558)	740
Deferred tax income (expenses)	(1,097)	632	(611)
Total other comprehensive income	84	74	129

Total comprehensive income	50,806	118,589	78,761

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Shareholders’ Equity

						Accumulated
	Ordinary Shares		Treasury Stock		Additional	Other		Total
	NIS 0.01 par value		NIS 0.01 par value		paid-in	Comprehensive	Retained	shareholders'
	Number of	U.S. Dollars	Number of Shares	U.S. Dollars	capital	Income	earnings	equity
	Shares	(In thousands)		(In thousands)		U.S. Dollars (In thousands)
Balances at
December 31, 2022	46,505,318	175	(2,092,376)	(1,898)	187,105	-	198,720	384,102
Exercise of share
options and RSUs	488,680	1	-	-	181	-	-	182
Share-based
compensation expense	-	-	-	-	12,598	-	-	12,598
Share-based
compensation adjustment	-	-	-	-	505	-	-	505
Unrealised gain on
investments	-	-	-	-	-	740	-	740
Deferred tax expense	-	-	-	-	-	(611)	-	(611)
Net income	-	-	-	-	-	-	78,632	78,632
Balances at
December 31, 2023	46,993,998	176	(2,092,376)	(1,898)	200,389	129	277,352	476,148

Exercise of share
options and RSUs	547,684	1	-	-	41	-	-	42
Shared-based
compensation expense	-	-	-	-	14,501	-	-	14,501
Unrealised loss on
investments	-	-	-	-	-	(558)	-	(558)
Deferred tax income	-	-	-	-	-	632	-	632
Dividend paid ($1.33 per
ordinary share)	-	-	-	-	-	-	(60,045)	(60,045)
Net income	-	-	-	-	-	-	118,515	118,515
Balances at
December 31, 2024	47,541,682	177	(2,092,376)	(1,898)	214,931	203	335,822	549,235

Exercise of share
options and RSUs	378,827	1	-	-	69	-	-	70
Share-based
compensation expense	-	-	-	-	16,892	-	-	16,892
Unrealised gain on
investments	-	-	-	-	-	1,181	-	1,181
Deferred tax expenses	-	-	-	-	-	(1,097)	-	(1,097)
Net income	-	-	-	-	-	-	50,722	50,722
Balances at
December 31, 2025	47,920,509	178	(2,092,376)	(1,898)	231,892	287	386,544	617,003

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (In thousands)
Cash flows from operating activities:
Net income	50,722	118,515	78,632
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	11,779	10,666	5,784
Deferred tax benefit	(15,285)	(1,751)	(1,254)
Amortization of debt issuance costs	1,656	1,094	1,094
Share based compensation expense	16,892	14,501	12,598
Change in provision for doubtful debts	(47)	34	100
Other non-cash expenses	28	260	6
Other expenses	100,932	-	-
Financial income related to finance lease liabilities	902	(102)	-
Amortization of marketable securities	(1,618)	-	-

Changes in operating assets and liabilities:
Trade accounts receivable, gross	7,600	(12,179)	(1,890)
Inventories	(8,285)	(32,154)	(13,692)
Due from related parties	(5)	3	(3)
Other assets	(4,262)	(3,728)	(6,766)
Trade accounts payable	(13,196)	4,275	10,121
Other current liabilities	(6,397)	22,949	(5,406)
Change in operating lease asset	(769)	(1,111)	(480)
Change in operating lease liability	1,224	967	480

Net cash provided by operating activities	141,871	122,239	79,324

Cash flows from investing activities:
Acquisition of subsidiary consolidated for the first time (a)	-	-	(101,781)
Proceeds from acquisition (a)	-	1,295	-
Proceeds from (investment in) short-term deposits, net	(180,450)	(15,750)	36,250
Proceeds from (investment in) long-term deposits	26,000	(5,000)	58,000
Purchase of fixed assets	(14,396)	(10,102)	(8,097)
Purchase of intangible assets	(403)	(261)	(173)
Purchase of marketable securities	(215,222)	(45,810)	(103,528)
Redemption of marketable securities	74,146	19,716	11,876

Net cash used in investing activities	(310,325)	(55,912)	(107,453)

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (In thousands)
Cash flows from financing activities:
Proceeds from exercise of share options	-	42	182
Finance lease liability	(331)	(42)	-
Dividend payment	-	(60,045)	-
Convertible Notes issued	500,000	-	-
Issuance costs for Convertible Notes	(13,729)	-	-
Redemption of Convertible Notes	(266,951)	-	-

Net cash (used in) provided by financing activities	218,989	(60,045)	182

Effect of exchange rate changes on cash	1,089	(26)	(241)

Net increase (decrease) in cash and cash equivalents	51,624	6,256	(28,188)
Cash and cash equivalents at beginning of the year	126,224	119,968	148,156

Cash and cash equivalents at end of the year	177,848	126,224	119,968

	Year Ended December 31,
	2025	2024	2023
(a) Acquisition of subsidiary, consolidated for the first time:	U.S. Dollars (in thousands)
Working capital (excluding cash and cash equivalents)	-	-	(15,288)
Fixed assets, net	-	-	(1,615)
Intangible assets	-	-	(16,900)
Goodwill	-	-	(74,345)
Deferred taxes liabilities, net	-	-	7,157
Working capital adjustments	-	1,295	(1,295)
	-	1,295	(102,286)
Increase in goodwill against share-based compensation	-	-	505
	-	1,295	(101,781)

Camtek Ltd. and its subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (In thousands)
Supplementary cash flows information:

A. Cash paid and received during the year for:
Income taxes paid (Note 19I)	14,495	10,450	13,807
Interest received	27,428	22,744	18,685
Operational lease payments	2,623	2,153	1,854

B. Non-cash transactions:
Fixed assets purchased with supplier credit	677	435	267
Right-of-use asset recognized with corresponding operating lease liability	3,042	2,135	2,573
Right-of-use asset recognized with corresponding financial lease liability	-	4,882	-
Exercise of shares prior to receipt of payment	70	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is jointly controlled by (20.99%) Priortech Ltd. (“Priortech”), an Israeli corporation listed on the Tel-Aviv Stock Exchange and (17.06%) Chroma Ate Inc. (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
In September 2025, the Company closed an offering of $500,000 aggregate principal amount of 0% Convertible Senior Notes due 2030 (“2030 Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, which included the full exercise of underwriters’ option to purchase an additional $75,000 of 2030 Convertible Notes, raising $486,271 net of underwriting discounts and commissions and other offering expenses.  See Note 12.

C.
In September 2025, the Company repurchased $167,067 of the $200,000 aggregate principal of the 0% Convertible Senior Notes issued in November 2021 (“2026 Convertible Notes”). The amount paid was $266,951. The net loss, including additional related expenses, was recorded as Other Expenses after Operating Profit in the Consolidated Statement of Income.

D.
In October 2023, the Company completed the acquisition of 100% of the shares of FRT GmbH ("FRT"), a German-based company. FRT is a leading supplier of high-precision metrology solutions for the Advanced Packaging and Silicon Carbide markets.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

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

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. As applicable to these financial statements, the most significant estimates and assumptions relate to stand alone pricing, allowance for doubtful debts, slow moving inventories and valuation allowance on deferred tax assets. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances.

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

Transactions not denominated in U.S. Dollars are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates different from that by which they were initially recorded during the period, or reported in previous financial statements, are charged to financial income, net.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

E.	Cash and cash equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

F.	Short-term deposits

Short-term deposits are bank deposits in US Dollars with an original maturity of more than three months and remaining term at the balance sheet date of no more than twelve months. As of December 31, 2025 the average annual interest rate was 5.11% (2024 – 5.96%).

G.	Marketable Securities

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income in the statement of comprehensive income and shareholders’ equity. Realized gains and losses on sales of marketable securities, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net.

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

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the year ended December 31, 2025 and 2024.

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

K.	Business Combinations

The Company accounts for business combinations in accordance with ASC 805, "Business Combinations" ("ASC 805"). Under ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

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

Intangible assets purchased as part of the FRT acquisition are recorded at their fair value and amortized based on their estimated revenue producing life span.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long-lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the asset’s carrying amount exceeds its fair value. In 2025 and 2024, no impairment was noted.

O.	Fair values of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, trade accounts receivable, trade accounts payable and amounts from related parties approximate fair value because of their short-term nature.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

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

	Year Ended December 31,
	2025	2024
	U.S. Dollars (in thousands)
Beginning of year	22,432	13,993
Deferral of revenue	14,952	16,170
Recognition of deferred revenue	(18,935)	(7,731)

Balance at end of year	18,449	22,432

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

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

The Company’s convertible notes are included in the calculation of diluted Earnings Per Share (“EPS”) if the assumed conversion into common shares is dilutive, using the “if-converted” method. This involves adding back the periodic non-cash interest expense net of tax associated with the convertible notes to the numerator and by adding the shares that would be issued in an assumed conversion (regardless of whether the conversion option is in or out of the money) to the denominator for the purposes of calculating diluted EPS, unless the convertible notes are antidilutive (See also Note 2Y).

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

U.           Share-based compensation

The Company accounts for its employee share-based compensation as an expense in the financial statements. All awards are equity classified and therefore such cost is measured at the grant date fair value of the award. The Company estimates share option grant date fair value using the Black-Scholes-Merton option-pricing model. Forfeitures are recognized when they occur. The Company recognizes compensation cost for an award with performance conditions or service conditions that have a graded vesting schedule on a straight-line basis over the requisite period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date (For details see Note 15B).

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

X.	Leases

Under Topic 842, the Company determines if an arrangement is a lease at inception. Rights of use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be (6.3% in 2025). The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For lease agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

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

Z.           Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosure. The standard requires to disclose additional information in tax rate reconciliation table about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories. The standard became effective for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025, which resulted in updated income tax disclosures on a prospective basis.

AA.        New Accounting Pronouncements

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06 Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40). The amendment modernizes the accounting for software costs and enhances the transparency about an entity's software costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 2 - Significant Accounting Policies (cont’d)

AA.        New Accounting Pronouncements (cont’d)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting, Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

AB.         Prior Year Adjustments

The Company has reclassified certain amounts relating to its prior period results to conform to its current period presentation. These reclassifications have not changed the results of operations of prior periods.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 3 - Cash and Cash Equivalents

The Company’s cash and cash equivalents balance at December 31, 2025 and 2024, is denominated in the following currencies:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
US Dollars	164,446	117,638
New Israeli Shekels	2,796	5,243
Other currencies	10,606	3,343

	177,848	126,224

Note 4 - Marketable Securities

Summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2025:

Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	56,928	89	(5)	57,012
Government bonds	21,839	11	-	21,850
	78,767	100	(5)	78,862
Matures after one year:
Corporate bonds	175,723	1,334	(162)	176,895
Government bonds	5,941	105	-	6,046
	181,664	1,439	(162)	182,941
	260,431	1,539	(167)	261,803

Summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2024:

Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	28,718	74	-	28,792
Government bonds	2,020	1	-	2,021
	30,738	75	-	30,813
Matures after one year:
Corporate bonds	80,144	366	(306)	80,204
Government bonds	6,864	47	-	6,911
	87,008	413	(306)	87,115
	117,746	488	(306)	117,928

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 4 - Marketable Securities (cont’d)

The amortized cost and estimated fair value of marketable securities classified by the maturity date listed on the security, regardless of the Consolidated Balance Sheet classification, is as follows at December 31, 2025 and 2024:

	December 31, 2025
	Amortized Cost	Fair Value
	U.S. Dollars (in thousands)
Due within one year	78,767	78,862
Due after one through five years	181,664	182,941
Total marketable securities	260,431	261,803

	December 31, 2024
	Amortized Cost	Fair Value
	U.S. Dollars (in thousands)
Due within one year	30,738	30,813
Due after one through five years	87,008	87,115
Total marketable securities	117,746	117,928

The following table summarizes the estimated fair value and gross unrealized holding losses of marketable securities, aggregated by investment instrument and period of time in an unrealized loss position, at December 31, 2025 and 2024.

	In Unrealized Loss Position For Less Than 12 Months		In Unrealized Loss Position For Greater Than 12 Months
December 31, 2025	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss

Corporate bonds	70,601	(167)	712	-
Government bonds	-	-	-	-
	70,601	(167)	712	-

	In Unrealized Loss Position For Less Than 12 Months		In Unrealized Loss Position For Greater Than 12 Months
December 31, 2024	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss

Corporate bonds	34,083	(306)	-	-
Government bonds	-	-	-	-
	34,083	(306)	-	-

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 5 - Inventories

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Components	73,110	65,845
Work in process	22,018	21,445
Finished products *	32,643	35,793

	127,771	123,083

*          includes systems at customer locations not yet sold, as of December 31, 2025 and 2024, in the amount of $12,305 and $12,447 respectively.

Inventories are presented in:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Current assets	112,202	111,204
Non-current assets (A)	15,569	11,879

	127,771	123,083

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 5 - Inventories (cont’d)

(A)         Long-term Inventory:

At December 31, 2025, $15,569 of the Company's inventory is classified among long-term assets according to Management’s estimate based on the recent level of sales (at December 31, 2024 - $11,879). These amounts are comprised of spare parts. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory classified as current, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current. Management believes that this inventory will be utilized according to its forecasted sales and that no loss will be incurred.

(B)         Inventory provision

As of December 31, 2025, based on Management's estimates regarding future sales, a provision of $3,703 was made against damaged, obsolete, excess and slow-moving inventory (December 31, 2024 - $4,336).

The provisions were recorded in the costs of revenues line item in the consolidated statement of income. The provisions result in a new cost basis that is not subsequently marked up based on changes in underlying facts and circumstances.

Note 6 - Other Current Assets

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Interest receivable	9,728	9,269
Prepaid expenses and vendor downpayments	3,409	5,499
Due from Government institutions and income tax receivables	11,677	5,457
Other	990	1,122

	25,804	21,347

Note 7 - Long-term Deposits

There were no such deposits as of December 31, 2025. Long-term deposits as of December 31, 2024 include bank deposits in US Dollars with terms at the balance sheet date of more than 12 months with average annual interest rates of 5.61%.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 8 - Property, Plant and Equipment, Net

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Cost:
Land	1,416	1,401
Building	29,543	23,444
Machinery and equipment	42,100	33,474
Office furniture and equipment	1,605	1,129
Computer equipment and software	10,760	7,197
Automobiles	499	431
Leasehold improvements	4,737	3,508
Operating lease right of use assets	5,234	4,465
Finance lease right of use assets	4,881	4,881
	100,775	79,930

Less accumulated depreciation	35,668	25,734

	65,107	54,196

Depreciation for the years ended December 31, 2025, 2024 and 2023 amounted to $8,081, $6,809, and $5,501, respectively.

Note 9 - Intangible Assets, Net

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Cost:
Patent registration costs	2,972	2,569
Acquired technology	12,200	12,200
Acquired trade names	2,700	2,700
Acquired customer relationship	2,000	2,000
	19,872	19,469

Less accumulated amortization	9,810	6,112

Total intangible assets, net	10,062	13,357

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 9 - Intangible Assets, net (cont’d)

Amortization expense for the years ended December 31, 2025, 2024 and 2023 amounted to $3,698, $3,841 and $733, respectively.

As of December 31, 2025, the estimated amortization expenses of intangible assets for the years 2026 to 2030 is as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2026	2,872
2027	2,861
2028	2,445
2029	400
2030	385

Note 10 - Other Current Liabilities

	December 31,
	2025	2024
	U.S. Dollars (in thousands)

Advances from customers and deferred revenues	17,999	28,919
Accrued employee compensation and other related benefits	19,364	15,708
Commissions	13,732	12,733
Government institutions and income tax payable	12,441	10,072
Accrued warranty costs (1)	4,711	4,355
Accrued expenses	3,382	3,005
Operating lease obligations (See Note 2(X))	1,779	2,204
Finance lease obligations	341	284

	73,749	77,280

(1)	Changes in the accrued warranty costs are as follows:
	Year ended December 31,
	2025	2024
	U.S. Dollars (in thousands)
Beginning of year	4,355	3,397
Accruals	8,938	7,643
Usage	(8,582)	(6,685)

Balance at end of year	4,711	4,355

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 11 - Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)

Liability for severance pay (A)	1,840	1,401
Deferred revenues related to non-standard warranty (B)	3,631	7,304
Operating lease obligations	3,857	2,208
Finance lease obligations	4,983	4,453

	14,311	15,366

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

2.	Severance pay expenses were $3,054, $2,267, and $1,936 in 2025, 2024 and 2023, respectively.

B.          Deferred Revenues

As of December 31, 2025, deferred revenues related to non-standard warranty in the amount of $3,631 are expected to be recognized in 2026-2027.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 12 - Convertible Notes

A.          November 2026 Convertible Notes

On November 17, 2021, the Company sold $200,000 aggregate principal amount of its 0.00% convertible senior notes due 2026 (the “2026 Notes”). The 2026 Notes will not bear regular interest, and the principal amount of the 2026 Notes will not accrete. The 2026 Notes will mature on December 1, 2026, (“the Maturity Date”) unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

The 2026 Notes will be convertible based on an initial conversion rate of 17.1092 ordinary shares per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $58.45 per ordinary share, which represents a conversion premium of approximately 30% to the last reported sale price of the Company’s ordinary shares on The Nasdaq Global Market on November 18, 2021. The closing price of the Company’s shares on December 31, 2025 was $106.35. The conversion rate is subject to adjustment if certain events occur. Prior to the close of business on the business day immediately preceding August 1, 2026, the 2026 Notes will be convertible at the option of the holders of 2026 Notes only upon the occurrence of certain events, the satisfaction of certain conditions and during certain periods. On or after August 1, 2026 and until the close of business on the second scheduled trading day immediately preceding the Maturity Date, holders may convert all or any portion of their notes at any time irrespective of the foregoing conditions. The 2026 Notes will be convertible into cash, ordinary shares of the Company or a combination thereof, with the form of consideration determined at the Company’s election.

The Company may not redeem the 2026 Notes prior to December 6, 2024, except in the event of certain tax law changes. On or after December 6, 2024, the Company may at any time and from time to time redeem for cash all or part of the 2026 Notes (subject to a certain partial redemption limitation), at the Company’s option, if the last reported sale price of the Company’s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid special interest (if any) to, but excluding, the redemption date. Holders of the 2026 Notes will have the right to require the Company to repurchase all or a portion of their 2026 Notes upon the occurrence of a fundamental change (as defined in the indenture governing the 2026 Notes) at a cash repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus any accrued and unpaid special interest (if any) to, but excluding the fundamental change repurchase date.

The 2026 Notes are the Company’s general unsecured obligations that rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the 2026 Notes; will rank equal in right of payment with all of the Company’s unsecured indebtedness that is not so subordinated; will effectively rank junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness, and to the Company’s liabilities in priority under the applicable bankruptcy laws of Israel; and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries.

In September 2025, the Company repurchased $167,067 of the $200,000 aggregate principal amount of the 2026 Notes (83.53%) for an amount of $266,951. For accounting purposes this was considered an extinguishment of the debt and the net loss, including related expenses, was recorded as Other Expenses after Operating Profit in the Consolidated Statements of Income.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 12 – Convertible Notes (cont’d)

A.           November 2026 Convertible Notes (cont’d)

The Convertible Senior 2026 Notes consisted of the following:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Liability:
Principle:	32,933	200,000
Unamortized issuance costs	(162)	(2,075)
Net carrying amount	32,771	197,925

As of December 31, 2025, the debt issuance costs of the 2026 Notes will be amortized over the remaining term of approximately 1 year.

The annual effective interest rate of the 2026 Notes is 0.56%. In the year ended December 31, 2025, $865 (2024 -$1,094) was recorded as amortization of debt issuance costs.

As of December 31, 2025, the estimated fair value of the 2026 Notes, which the Company has classified as Level 2 financial instruments, is $62,853 (2024 - $301,157). The estimated fair value was determined based on the quoted bid price of the 2026 Notes in an over-the-counter market on the last trading day of the reporting period.

As of December 31, 2025, the if-converted value exceeded the principal amount of the 2026 Notes by $29,920 (2024 – the principle amount exceeded the if-converted value by $101,157).

B.           September 2030 Convertible Notes

In September 2025 the Company issued $500 million 0% Convertible Senior Notes. The Securities will be convertible into cash, ordinary shares (the “Underlying Securities”, or “2030 Notes”) of the Company, nominal (par) value NIS 0.01 per share (the “Ordinary Shares”), or a combination of cash and Underlying Securities, at the Company’s election. The Securities are due September 2030.

The 2030 Notes will be convertible based on an initial conversion rate of 9.1455 ordinary shares per $1,000 principal amount of the 2030 Notes (equivalent to an initial conversion price of approximately $109.34 per share, which represents a conversion premium of approximately 30.0% to the last reported sale price of the Company’s ordinary shares on The Nasdaq Global Market on September 11, 2025). Prior to the close of business on the business day immediately preceding June 15, 2030, the 2030 Notes will be convertible at the option of holders of the 2030 Notes only upon the satisfaction of specified conditions and during certain periods. On or after June 15, 2030, until the close of business on the second scheduled trading day preceding the maturity date, the 2030 Notes will be convertible at the option of holders of 2030 Notes at any time regardless of these conditions. Conversions of the 2030 Notes will be settled in cash, ordinary shares of the Company or a combination thereof, at the Company’s election (together with cash in lieu of any fractional ordinary share, if applicable).

The Company may redeem for cash (1) all of the 2030 Notes at any time on or prior to the 40th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the 2030 Notes, at any time, and from time to time, on or after September 20, 2028, and on or before the 40th scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if the last reported sale price per share of the Company’s ordinary shares has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. For any 2030 Notes the Company redeems, a redemption price will be paid equal to the principal amount of the 2030 Notes redeemed (plus accrued and unpaid special interest, if any is payable at the time).

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 12 – Convertible Notes (cont’d)

B.          September 2030 Convertible Notes (cont’d)

If certain corporate events that constitute a “fundamental change” occur, then, subject to a limited exception, holders of the 2030 Notes may require the Company to repurchase all or a portion of their 2030 Notes for cash. The repurchase price will be equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the applicable repurchase date. In connection with certain corporate events that occur prior to the maturity date of the 2030 Notes or following the Company’s delivery of a notice of redemption, the Company will, under certain circumstances, temporarily increase the conversion rate for holders who elect to convert their 2030 Notes in connection with such corporate event or notice of redemption, as the case may be.

When issued, the 2030 Notes will be the Company’s senior unsecured obligations and will rank senior in right of payment to any of the Company’s unsecured indebtedness that is expressly subordinated in right of payment to the 2030 Notes; equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries.

The Convertible Senior 2030 Notes consisted of the following:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Liability:
Principle:	500,000	-
Unamortized issuance costs	(12,938)	-
Net carrying amount	487,062	-

As of December 31, 2025, the debt issuance costs of the 2030 Notes will be amortized over the remaining term of approximately 4.75 years.

The annual effective interest rate of the 2030 Notes is 0.56%. In the year ended December 31, 2025, $791 was recorded as amortization of debt issuance costs.

As of December 31, 2025, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $579,848. The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of December 31, 2025, the if-converted value exceeded the principal amount of the Notes by $79,848.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 13 - Commitments and Contingencies

A.	Operating leases

The Company’s subsidiaries have entered into various non-cancelable operating lease agreements for office space and operating leases for vehicles.

Liabilities reported in the consolidated balance sheets are as follows:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)

Other current liabilities	1,779	2,204
Other long-term liabilities	3,857	2,208

Total lease liabilities	5,636	4,412

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 13 - Commitments and Contingencies (contd.)

A.	Operating leases (cont.)

In the year ended December 31, 2025, the Company recognized lease costs in the amount of $2,663 (2024 - $2,153; 2023 - $1,854).

Minimum future payments under non-cancellable leases as of December 31, 2025 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2026	2,046
2027	1,153
2028	672
2029	491
2030 and after	2,193
6,555
Less imputed interest	(919)

Total lease liabilities	5,636

The weighted average term of the operating leases as of December 31, 2025 is 70 months.

B.	Finance leases

One of the Company’s subsidiaries has entered into a non-cancelable lease agreements for office and factory space. The lease agreement contains a purchase option which is reasonably certain to be exercised. As such, the Company classifies this as a finance lease.

Amounts reported in the consolidated balance sheets are as follows:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Cost:
ROU assets – opening balance	4,881	-
ROU assets – additions	-	4,881
ROU assets – disposals	-	-
	4,881	4,881

Less accumulated depreciation	98	16

	4,783	4,865

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 13 - Commitments and Contingencies (contd.)

B.	Finance leases (cont.)

	December 31,
	2025	2024
	U.S. Dollars (in thousands)

Other current liabilities	341	284
Other long-term liabilities	4,983	4,453

Total lease liabilities	5,324	4,737

In the year ended December 31, 2025, the Company recognized finance lease costs in the amount of $331 (2024 - $42 and 2023 - $0).

Minimum future payments under non-cancellable finance leases as of December 31, 2025 are as follows:

Year ended December 31,	U.S. Dollars (in thousands)
2026	352
2027	352
2028	352
2029	5,466
2030 and after	-
6,522
Less imputed interest	(1,198)

Total lease liabilities	5,324

The weighted average term of the finance leases as of December 31, 2025 is 47 months.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

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

Marketable securities

The Company's marketable securities are maintained with high-grade securities and limits the amount of credit exposure to any one issuer.

Allowance for doubtful debts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of year	Provision	Reversal of provision	Write-off of provision	Balance at end of year

	U.S. Dollars (in thousands)
2023	-	100	-	-	100
2024	100	34	-	-	134
2025	134	11	(24)	(34)	87

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 15 - Shareholders’ Equity

A.          General

The Company shares are traded on the NASDAQ Global Market under the symbol of CAMT and are also listed and traded on the Tel-Aviv stock exchange.

B.          Stock Option Plan

As of December 31, 2025, the Company has one effective Share Incentive Plan (and Sub-Plan for Grantees Subject to Israeli Taxation) for the issuance of options, restricted share units and/ or restricted shares to employees, officers, directors, consultants and other services providers of the Company or any affiliated companies thereof (the “2018 Plan”). The 2018 Plan was adopted by the Company in April 2018 and thereby replaced the Company’s previous equity plans (the “2014 Share Option Plan” and the “2007 Restricted Share Unit Plan”). The total number of equity awards that may be granted under the 2018 Plan during each calendar year is equal to three and a half percent (3.5%) of the Company’s total issued and outstanding Share capital as of December 31 of the preceding calendar year.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that used the weighted average assumptions in the following table and recognized over the vesting period of four years. The risk‑free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. In 2025, 4,380 options were granted (2024 - 4,905 options). The contractual life of the stock options is 7 years.

	2025 Grant	2024 Grant
Valuation assumptions:
Dividend yield	-	-
Expected volatility	62.11%	55%
Risk-free interest rate	3.67%	3.5%
Expected life (years) *	4.0	4.0
Vesting period (years)	1.0	1.0

*Expected life for the periods presented was determined according to the simplified method. The Company determined that the simplified method is appropriate due to substantial changes in vesting periods of options granted which cause existing historical experience to be irrelevant to expectations for current grants.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 15 - Shareholders’ Equity (cont’d)

B.          Stock Option Plan (cont’d)

The total intrinsic value of outstanding options as of December 31, 2025, 2024, and 2023 is $1,338, $863 and $1,207, respectively.

The total intrinsic value of vested options as of December 31, 2025, 2024, and 2023 is $1,183, $863 and $1,189 respectively.

The total stock option compensation expense amounted to $220, $140, and $100 in 2025, 2024 and 2023, respectively.

As of December 31, 2025, 4,380 options were unvested. The unrecognized compensation cost related to non-vested share-based compensation arrangements amounted to $49, which will be recognized over one year.

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2025		2024		2023
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price US$	options	price US$	options	price US$
Outstanding at January 1	22,555	42.64	26,097	22.99	21,318	12.96
Granted	4,380	59.76	4,905	81.28	16,224	31.5
Forfeited and cancelled	-	-	-	-	-	-
Exercised	(3,026)	22.63	(8,447)	4.38	(11,445)	16.41

Outstanding at year end	23,909	48.31	22,555	42.64	26,097	22.99

Exercisable at year end	19,529	45.74	17,650	31.90	22,577	16.78

The income tax benefit associated with stock options exercised each year was immaterial.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 15 - Shareholders’ Equity (cont’d)

B.          Stock Option Plan (cont’d)

			Weighted	Aggregate
	Number	Weighted	Average	intrinsic
	of	average	Remaining	Value (in
	options	exercise	Contractual	US$
	outstanding	price US$	term (years)	thousands)

Outstanding as of December 31, 2025	23,909	48.31	4.78	1,388

The following table summarizes information about non-vested options at December 31, 2025:

	Options	Weighted average grant- date fair value
Balance at January 1, 2025	4,905	33.13
Granted	4,380	34.25
Vested	(4,905)	33.13

Balance at December 31, 2025	4,380	34.25

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 15 - Shareholders’ Equity (cont’d)

C.	Restricted Share Unit Plan

In April 2018, the Company adopted a Restricted Share Unit (“RSU”) Plan (the “Plan”) to replace the 2007 Restricted Share Unit Plan, pursuant to which the Company’s Board of Directors may grant shares to officers and key employees. The total number of shares, which may be granted to directors, officers, employees and consultants under this Plan, is limited to 3.5% out of the outstanding shares (1,603,985 as of December 31, 2025). Forfeited units are returned to the pool.

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

	RSUs	Weighted average grant date value
Balance at January 1, 2025	777,350	$43.97
Granted	265,775	$63.65
Vested	(375,801)	$41.81
Forfeited	(17,927)	$45.85

Balance at December 31, 2025	649,397	$53.28

The total intrinsic value of outstanding RSUs as of December 31, 2025, 2024 and 2023 is $69,110, $62,079 and $78,077, respectively.

The income tax benefit recognized in income associated with RSUs is $574.

Total grant date fair value of shares vested in 2025 was $15,712.

The weighted average grant date fair value of RSUs granted during 2025, 2024, and 2023 is $63.65, $83.83 and $26.43, respectively.

The total compensation cost from RSUs recognized in the years ending December 31, 2025, 2024 and 2023 was recorded as follows:

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (in thousands)
Cost of revenues	2,817	2,197	1,591
Research and development	5,389	4,863	4,221
Selling, general and administrative	8,686	7,302	6,677

	16,672	14,362	12,489

The unrecognized compensation expense in the amount of $26,088 will be recognized in the years 2026 to 2029.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 16 - Earnings Per Share

The following table summarizes information related to the computation of basic and diluted earnings per Share for the years indicated:

	Year Ended December 31,
	2025	2024	2023

Basic EPS:
Net income attributable to Shares (US$ in thousands)	50,722	118,515	78,632
Weighted average number of Shares outstanding used in basic earnings per Share calculation	45,703	45,279	44,725

Diluted EPS:
Net income attributable to Shares (US$ in thousands)	50,722	118,515	78,632
Add amortization of notes issuance costs	1,497	1,094	1,094
Net income used in diluted earnings per Share calculation	52,219	119,609	79,726

Weighted average number of Shares outstanding used in basic earnings per Share calculation	45,703	45,279	44,725

Add assumed exercise of outstanding dilutive securities:
Effect of stock-based awards	340	669	717
Effect of conversion of Notes	3,927	3,421	3,421
Weighted average number of Shares Outstanding used in diluted earnings per Share calculation	49,970	49,369	48,863

Basic net income per Share ($)	1.11	2.62	1.76
Diluted net income per Share ($)	1.04	2.42	1.63

Number of options excluded from the diluted
earnings per share calculation due to their
anti-dilutive effect	-	9,525	3,520

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 17 - Segments and Entity-Wide Information

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

The majority of long-lived assets are located in Israel and substantially all revenues are derived from sales to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (in thousands)
China	243,935	132,556	149,510
Asia Pacific	168,965	133,772	67,773
Korea	36,888	117,135	47,425
United States	28,836	29,282	41,118
Europe	17,448	16,489	9,549

	496,072	429,234	315,375

	December 31,
	2025	2024
	%

Israel	71	66
Germany	23	29
Other	6	5

Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net, and intangible assets excluding goodwill

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 18 - Selected Income Statement Data

A.          Revenues

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (in thousands)
Sales of products	468,510	409,427	301,899
Service fees	27,562	19,807	13,476

	496,072	429,234	315,375

In 2025, one customer accounted for 11% of total revenues. In 2024, three customers accounted for 15%, 10% and 10% of total revenues, respectively. In 2023, one customer accounted for 15% of total revenues.

B.           Selling, general and administrative expenses

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (in thousands)
Selling (*)	56,273	48,134	36,896
General and administrative	17,496	15,461	13,855

	73,769	63,595	50,751

	5,014	4,120	2,744

(*)          Including shipping and handling costs

C.          Financial income, net

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (in thousands)
Interest income	29,037	24,841	24,051
Convertible notes amortization	(1,656)	(1,094)	(1,094)
Other, net (*)	(2,317)	(578)	(739)

	25,064	23,169	22,218

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $(1,103), $37, and $(78) in 2025, 2024 and 2023, respectively.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 19 - Income Taxes

A.	Tax under various laws

Camtek and its subsidiaries are each assessed for income tax purposes on a separate basis. Each of the subsidiaries is subject to the tax rules prevailing in the country tax residence.

B.	Details regarding the tax environment of the Israeli companies

(1)	Corporate tax rate

The standard tax rate in Israel for the years 2023-2025 is 23%.

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

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

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 19 - Income Taxes (cont’d)

C.	Details regarding the tax environment of the Non-Israeli companies

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence under local tax laws and regulations. The tax rates range from 16.5-34%.

D.	Composition of income before income taxes and income tax expense

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars (in thousands)
Income (loss) before income taxes:
Israel	49,276	130,278	79,454
Non-Israeli	3,059	960	8,176

	52,335	131,238	87,630

Income tax expense:
Current:
Israel	13,603	11,325	8,054
Non-Israeli	2,198	3,781	2,198
	15,801	15,106	10,252
Deferred tax (benefit) expense:
Israel	(11,903)	262	109
Non-Israeli	(2,285)	(2,645)	(1,363)
	(14,188)	(2,383)	(1,254)

	1,613	12,723	8,998

In addition, $1,097 of income tax expense was allocated to the gains and losses on intra-entity foreign currency transactions that are of a long-term investment nature component of other comprehensive income. ($632 of income tax income and $611 of income tax expense was allocated in 2024 and 2023, respectively.)

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 19 - Income Taxes (cont’d)

E.           Reconciliation of income tax expense at the statutory rate to actual income tax expense

The following is a reconciliation of the theoretical income tax expense, assuming all income is taxed at the statutory income tax rate applicable to Israeli companies, the standard income tax rate of the Company’s country of tax residence, and the actual income tax expense:

	Year Ended December 31,
	2025
	Percent	U.S. Dollars (in thousands)

Israeli statutory tax rate	23.0%	12,037
Israeli tax effects:

Domestic

Non-taxable and non-deductible:
Share-based compensation	1.2%	613
Other	0.1%	45
Cross-border tax laws	(0.6)%	(316)
Change in valuation allowance	20.9%	10,960
Tax rate differential	(44.5)%	(23,282)
Worldwide changes in unrecognized tax benefits	4.7%	2,482
Other items	(0.3)%	(137)

Foreign Tax Effects

Other	(1.5)%	(789)

Effective income tax rate	3.1%	1,613

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 19 - Income Taxes (cont’d)

E.           Reconciliation of income tax expense at the statutory rate to actual income tax expense (cont’d)

	Year Ended December 31,
	2024	2023
	U.S. Dollars (in thousands)
Income before income taxes	131,238	87,630

Statutory tax rate	23%	23%

Theoretical income tax expense	30,185	20,154

Increase (decrease) in income tax expense resulting from:

Non-deductible expenses (*)	912	651

Income tax rate differential	(18,816)	(12,417)

Other	442	610

Actual income tax expense	12,723	8,998

(*)          Including non-deductible share-based compensation and FRT transaction expenses.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 19 - Income Taxes (cont’d)

F.            Deferred tax assets and liabilities

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Deferred tax assets:
Deferred revenue	902	2,076
Accrued expenses	683	601
Operating lease obligations	1,984	2,020
Carry forward losses	24,479	-
Other temporary differences	2,857	1,662

Total deferred tax assets	30,905	6,359
Valuation allowance	(10,960)	-
Deferred tax asset, net of valuation allowance	19,945	6,359

Deferred tax liabilities:
Property, plant and equipment	(1,408)	(1,158)
Inventories	(271)	(407)
Intangible assets	(2,708)	(3,772)
Right of use assets	(1,984)	(2,020)
Undistributed earnings	(1,834)	(1,518)
Other temporary differences	(68)	-
Total deferred tax liabilities	(8,273)	(8,875)

Net deferred tax assets (liabilities)	11,672	(2,516)

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 19 - Income Taxes (cont’d)

F.            Deferred tax assets and liabilities (cont’d)

The deferred tax assets and liabilities were presented on the consolidated balance sheet as below:

	December 31,
	2025	2024
	U.S. Dollars (in thousands)

Deferred tax asset, net	12,933	3,090
Deferred tax liabilities, net	(1,261)	(5,606)

Net deferred tax assets (liabilities)	11,672	(2,516)

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

At December 31, 2025 the company had a valuation allowance of $10,960. At December 31, 2024 the Company had no valuation allowance.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 19 - Income Taxes (cont’d)

G.           Accounting for uncertainty in income taxes

For the years ended December 31,2025, 2024 and 2023, the Company recorded an unrecognized tax benefit of $2,482, $1,393 and $1,718 respectively, as result of a tax position taken during the current period. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

As of December 31, 2025, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

The Company accounts for interest and penalties related to income taxes as a component of income tax expense. For the years ended December 31, 2025, 2024 and 2023, no interest and penalties related to income taxes have been incurred.

H.           Tax assessments

The Company files its income tax returns in Israel while its principle foreign subsidiaries file their income tax returns in Belgium, Germany, Hong Kong, and United States of America. The Israeli tax return of Camtek is open to examination by the Israeli Tax Authorities for the tax year 2021 -2025, while the tax returns of its principal foreign subsidiaries remain subject to examination for the tax years beginning 1999 in Belgium, 2020 in Germany, 2018 in Hong Kong and 2021 in the United States of America.

   I.             Income tax paid in cash

Year Ended December 31,
2025
U.S. Dollars (in thousands)
Income taxes paid in cash by territory:
Israel	10,736
China	1,933
Hong Kong	859
Germany	633
USA	219
Taiwan	92
Singapore	23

14,495

Note 20 - Balances and Transactions with Related Parties

    A.          Balances with related parties:

	December 31,	December 31,
	2025	2024
	U.S. Dollars (in thousands)
Due from related parties	20	15

The related party balances are recorded in the Other Current Assets line item on the consolidated balance sheets.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 20 - Balances and Transactions with Related Parties (cont’d)

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

Technological Cooperation Agreement with Chroma
In 2019, the Company entered into a Technological Cooperation Agreement with Chroma under which the Company granted Chroma a license for an application under Company’s triangulation technology platform. No revenue was recorded from this agreement in 2025, 2024 or 2023.

Employment Agreements with the Chief Executive Officer
Pursuant to the employment agreement with the Chief Executive Officer ("CEO"), the CEO dedicates 10% of his time in providing consulting and management services for Priortech. The CEO receives from the Company 90% of a full-time salary and is compensated directly by Priortech for the remaining 10% of his time.

The CEO serves as a member of the board of directors of Priortech.

Camtek Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2025

(Amounts in thousands, except per share data)

Note 21 - Fair Value Measurements

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, aggregated by the level in the fair-value hierarchy within which those measurements fall:

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

Description	2025	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Assets
Marketable securities (current assets)	78,862	21,850	57,012	-
Marketable securities (non-current assets	182,941	6,046	176,895	-
Total Assets	261,803	27,896	233,907	-

	December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)
	U.S. Dollars

Assets
Marketable securities (current assets)	30,813	1,016	29,797	-
Marketable securities (non-current assets	87,115	6,911	80,204	-
Total Assets	117,928	7,927	110,001	-

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Marketable securities that are classified within Level 2 are classified as such because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. See also Note 4.

Item 19.          Exhibits.

Exhibit No.	Exhibit

1.1
Memorandum of Association of Registrant (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F‑1, File No. 333‑12292, filed with the Securities and Exchange Commission on July 21, 2000);

1.2
Articles of Registrant, as amended (incorporated herein by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 19, 2025).

2.1
Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 19, 2025).

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

4.4
Indenture, dated as of September 16, 2025, between Camtek Ltd and U.S. Bank Trust Company, National Association, as trustee, for the 0.00% Convertible Senior Notes due 2030 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 6-K, File No. 000-30664, filed with the Securities and Exchange Commission on September 16, 2025).

4.5	Form of 0.00% Convertible Senior Note due 2030 (included in Exhibit 4.4)
8.1
Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 21, 2024).

11.1
Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 19, 2025).

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
12.2	Certification of Chief Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International.*
97.1
Camtek Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F, File No. 000-30664, filed with the Securities and Exchange Commission on March 21, 2024).

101	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
__________

‡	English translations from Hebrew original.

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAMTEK LTD. By: /s/ Rafi Amit Name: Rafi Amit Title: Chief Executive Officer

Date: March 19, 2026